82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01074957

REGISTRANT'S NAME Billerud AB

*CURRENT ADDRESS Box 703, SE-169 27 Solna, Sweden

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5240 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☒
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 1/10/02




BOSTON
CHICAGO
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Latham & Watkins

SOLICITORS AND REGISTERED FOREIGN LAWYERS
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NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
SINGAPORE
TOKYO
WASHINGTON, D.C.

November 26, 2001



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Billerud AB**
Application for Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended


12G3-2B - 82-5240

VOLUME 1

EXHIBIT A

A. Financial Reports

1. The Interim Report of the Company for the nine months ended September 30, 2001 (in English).
2. The Interim Report of the Company for the six months ended June 30, 2001 (in English).
3. The Press Release of the Company dated April 27, 2001 with a Report on operations for the three months ended March 31, 2001 (in English).
4. The 2000 Annual Report of the Company (in Swedish with an explanatory note in English).
5. The 1999 Annual Report of the Company (in Swedish with an explanatory note in English).
6. The Interim Report of AssiDomän for the nine months ended September 30, 2001 (in English).
7. The Interim Report of AssiDomän for the six months ended June 30, 2001 (in English).
8. The Interim Report of AssiDomän for the three months ended March 31, 2001 (in English).
9. The 2000 Annual Report of AssiDomän (in English).
10. The 1999 Annual Report of AssiDomän (in English).
11. The Interim Report of Stora Enso for the nine months ended September 30, 2001 (in English).
12. The Interim Report of Stora Enso for the six months ended June 30, 2001 (in English).
13. The Interim Report of Stora Enso for the three months ended March 31, 2001 (in English).
14. The 2000 Annual Report of Stora Enso (in English).
15. The 1999 Annual Report of Stora Enso (in English).

B. Press Releases of the Company and General

1. Press Release dated November 16, 2001, "Billerud to invest in Gruvön."
2. The Listing Particulars dated October 31, 2001, distributed in connection with the Spin-off.
3. Press Release dated October 31, 2001, "Billerud to the stock exchange."
4. The Application to list the Company Shares on the O-List of the Stockholm Stock Exchange dated October 23, 2001, including all documents attached as exhibits thereto (in Swedish with a full translation in English of the application)
5. Press Release dated August 1, 2001, "New financing in connection with the listing."
6. The Company's Newsletter dated May 2001.
7. The Information Brochure dated April 27, 2001 entitled "Information to shareholders in AssiDomän AB regarding the distribution of shares in Billerud AB"

C. Press Releases of AssiDomän

1. Press Release dated October 31, 2001, "Go-ahead for distribution of Billerud."
2. Press Release dated October 23, 2001, "Billerud – earlier third quarter report and preliminary number of shares."
3. Press Release dated October 16, 2001, "Distribution of Billerud – Preliminary timetable."
4. Press Release dated October 10, 2001, "Statement by the Board of Directors of AssiDomän AB."
5. Press Release dated October 9, 2001, "AssiDomän sells Swedish glueglam plant to Norrfog."
6. Press Release dated October 3, 2001, "AssiDomän signs deal with Vilhemina övre allmänningsskog."
7. Press Release dated September 28, 2001, "Sveaskog and AssiDomän in talks."
8. Press Release dated August 22, 2001, "AssiDomän's financial targets adjusted."
9. Press Release dated August 22, 2001, "The new AssiDomän."
10. Press Release dated May 22, 2001, "Welcome to smart forestry."
11. Press Release dated May 22, 2001, "Decisions taken at AssiDomän's 2001 AGM."
12. Press Release dated May 21, 2001, "AssiDomän proposes redemption of shares for SEK 12 billion."
13. Press Release dated May 18, 2001, "Sale to Kappa completed."
14. Press Release dated May 11, 2001, "European Commission approves AssiDomän's sale to Kappa"
15. Press Release dated April 27, 2001, "AssiDomän Frövi to invest in a new digester plant."
16. Press Release dated April 18, 2001, "AssiDomän reports environmental improvements in several prioritized areas."
17. Press Release dated March 15, 2001, "Payout of redemption amount."
18. Press Release dated March 12, 2001, "AssiDomän to sell Corrugated & Containerboard to Kappa Holdings."
19. Press Release dated February 22, 2001, "Formation of Billerud finalized."
20. Press Release dated December 22, 2000, "EC approves formation of Billerud."
21. Press Release dated December 22, 2000, "Financial Calendar 2001."
22. Press Release dated December 14, 2000, "AssiDomän investing."
23. Press Release dated November 30, 2000, "Bert Östlund appointed President of Billerud."
24. Press Release dated November 27, 2000, "AssiDomän transfers SEK 4,411 million to its shareholders through share redemption."
25. Press Release dated November 20, 2000, "AssiDomän seeks stronger ownership structure for packaging operations."
26. Press Release dated November 10, 2000, "Stora Enso and AssiDomän sign final agreement concerning formation of Billerud."
27. Press Release dated November 8, 2000, "AssiDomän increases capacity for recycled-fibre based containerboard."
28. Press Release dated November 1, 2000, "Fagerdala Industri AB to by AssiDomän Por-Pac."
29. Press Release dated October 27, 2000, "Formation of Billerud will have positive effects on AssiDomän."

C. Press Releases of AssiDomän (cont'd)

30. Press Release dated October 27, 2000, "Billerud – Stora Enso and AssiDomän to form joint company for packaging paper."
31. Press Release dated October 9, 2000, "Resolution at AssiDomän's extraordinary general meeting on 9 October 2000."
32. Press Release dated September 29, 2000, "Proposed terms for the redemption of shares in AssiDomän AB."
33. Press Release dated September 8, 2000, "AssiDomän buys corrugated companies in Finland."
34. Press Release dated September 7, 2000, "AssiDomän proposes redemption of shares for SEK 4.5 billion."
35. Press Release dated September 7, 2000, "New MD at AssiDomän Kraftliner."
36. Press Release dated August 11, 2000, "Sale to Frantschach completed."
37. Press Release dated August 1, 2000, "European Commission approves AssiDomän's sale to Frantschach."
38. Press Release dated June 28, 2000, "AssiDomän aborts sale of Cartonboard."
39. Press Release dated June 22, 2000, "Final agreement on the sale of JCP Izolacie."
40. Press Release dated June 22, 2000, "AssiDomän invests MEUR 14 in French corrugated operation."
41. Press Release dated May 16, 2000, "Final agreement between AssiDomän and Frantschach."
42. Press Release dated May 3, 2000, "Peter Månsson new head of Investor Relations AssiDomän."
43. Press Release dated April 17, 2000, "Decisions at AssiDomän's Annual General Meeting 2000."
44. Press Release dated April 17, 2000, "A customer-responsive, profitable and value-creating AssiDomän."
45. Press Release dated March 20, 2000, "AssiDomän improves its environmental key ratios."
46. Press Release dated March 16, 2000, "Proposed Board of AssiDomän AB."
47. Press Release dated February 17, 2000, "AssiDomän's future direction."
48. Press Release dated February 3, 2000, "AssiDomän and Frantschach sign Letter of Intent."
49. Press Release dated January 26, 2000, "AssiDomän and Frantschach are discussing."
50. Press Release dated January 17, 2000, "Vida to buy Niab Hestra from AssiDomän."
51. Press Release dated January 11, 2000, "Financial history according to new reporting structure."

D. Press Releases of Stora Enso

1. Press Release dated November 14, 2001, "Stora Enso Packaging expanding in Greece."
2. Press Release dated November 8, 2001, "2001 Finnish Quality Award to Stora Enso's Oulu Mill."
3. Press Release dated November 8, 2001, "Stora Enso wins Swedish prize for financial reporting in 2000."

D. Press Releases of Stora Enso (cont'd)

4. Press Release dated November 2, 2001, "Stora Enso has appointed Hannu Karppinen General Manager of its Anjalankoski mills."
5. Press Release dated October 30, 2001, "Stora Enso's Website best."
6. Press Release dated October 25, 2001, "Interim review January – September 2001."
7. Press Release dated October 17, 2001, "Stora Enso share capital increased."
8. Press Release dated October 12, 2001, "Stora Enso shareholding in Suzhou mill in China increased."
9. Press Release dated October 10, 2001, "Stora Enso's shareholding in Billerud reduced."
10. Press Release dated October 8, 2001, "Stora Enso to form a new Business Group."
11. Press Release dated October 4, 2001, "Stora Enso's converted shares registered in Finnish trade register."
12. Press Release dated October 2, 2001, "Period for conversion of Stora Enso shares over."
13. Press Release dated October 1, 2001, "Stora Enso's new ecologically efficient fibre line at Imatra."
14. Press Release dated September 4, 2001, "Stora Enso again included in Dow Jones Sustainability Index."
15. Press Release dated August 20, 2001, "Corenso to develop core production in China."
16. Press Release dated August 17, 2001, "Stora Enso to buy out minority shareholding in Stora Enso Timber."
17. Press Release dated August 17, 2001, "Stora Enso's Board defines annual period for conversion of A shares."
18. Press Release dated August 17, 2001, "Stora Enso's subsidiary Corenso to acquire two Swedish core factories."
19. Press Release dated August 17, 2001, "Stora Enso management appointments."
20. Press Release dated August 17, 2001, "Stora Enso Board approves asset improvement programme at Langebrugge, Belgium."
21. Press Release dated August 13, 2001, "Stora Enso sawmill in Austria damaged by fire."
22. Press Release dated July 26, 2001, "Interim Review January – June 2001."
23. Press Release dated July 20, 2001, "Stora Enso shares subscribed under Stora Enso's North American option programme."
24. Press Release dated July 11, 2001, "Stora Enso included in index of social responsibility."
25. Press Release dated July 9, 2001, "Stora Enso chooses IconMedialab to lead global online initiative."
26. Press Release dated July 2, 2001, "Stora Enso's repurchase of its own shares."
27. Press Release dated June 19, 2001, "Stora Enso Annual Report on Form 20-F."
28. Press Release dated June 18, 2001, "Notice of shareholding changes in accordance with Chapter 2, section 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance."
29. Press Release dated June 8, 2001, "Stora Enso financial information release dates in 2002."

D. **Press Releases of Stora Enso (cont'd)**

30. Press Release dated June 6, 2001, "Stora Enso overall winner of annual report competition in Finland."
31. Press Release dated May 29, 2001, "Stora Enso shares subscribed under 1997 bonds with warrants."
32. Press Release dated May 18, 2001, "Stora Enso successfully launches and prices its US dollar 750 million debut SEC registered global bond offering."
33. Press Release dated May 16, 2001, "Sale of shares registered in Stora Enso's joint book entry securities account."
34. Press Release dated May 16, 2001, "Changes in Stora Enso's Management Group."
35. Press Release dated May 10, 2001, "Stora Enso to launch a SEC registered US dollar global bond offering."
36. Press Release dated May 9, 2001, "Stora Enso welcomes the new EMAS logo."
37. Press Release dated May 4, 2001, "Finnish State's holding in Stora Enso increased."
38. Press Release dated May 3, 2001, "Stora Enso's subsidiary Corenso strengthens UK market presence."
39. Press Release dated April 26, 2001, "Interim review January – March 2001."
40. Press Release dated April 25, 2001, "Reduction in Stora Enso share capital."
41. Press Release dated April 10, 2001, "Dissolving of Stora Enso's Pulp Division."
42. Press Release dated April 9, 2001, "Stora Enso Packaging increasing investment in Russia."
43. Press Release dated March 30, 2001, "Stora Enso's subsidiary Corenso strengthens UK market presence."
44. Press Release dated March 29, 2001, "Stora Enso has started the repurchase of its on shares."
45. Press Release dated March 20, 2001, "Stora Enso's Annual General Meeting and decisions by the Board of Directors."
46. Press Release dated March 20, 2001, "Stora Enso to dissolve Pulp Division."
47. Press Release dated March 16, 2001, "Stora Enso shares subscribed under Stora Enso's North American option programme."
48. Press Release dated March 15, 2001, "Stora Enso to increase SEK-benchmarks."
49. Press Release dated February 20, 2001, "Stora Enso to rebuild Summa paper machine no. 3 and thermomechanical pulping plant."
50. Press Release dated February 7, 2001, "Stora Enso's Board proposals to the Annual General Meeting."
51. Press Release dated February 7, 2001, "Stora Enso's year 2000 EPS at record EUR 1.32, up 48%."
52. Press Release dated January 17, 2001, "Stora Enso, UPM-Kymmene and Tampere University of Technology to cooperate on research and development."
53. Press Release dated January 16, 2001, "Stora Enso Timber investing in heat treatment of wood."
54. Press Release dated January 9, 2001, "Stora Enso plans to restructure its production capacity."
55. Press Release dated January 2, 2001, "Stora Enso shares subscribed."

56. Press Release dated December 20, 2000, "Stora Enso's subsidiary Corenso expanding into North America."
57. Press Release dated December 14, 2000, "Stora Enso Pulp Division appointment."
58. Press Release dated November 29, 2000, "Competition Council has given its ruling in a case against Stora Enso, UPM-Kymmene and Metsälito for breach of the Act on Competition Restrictions."
59. Press Release dated November 28, 2000, "Stora Enso Oyj internal restructuring."
60. Press Release dated November 23, 2000, "Stora Enso to issue SEK-benchmarks under EMTN-programme."
61. Press Release dated November 17, 2000, "Stora Enso Packaging to invest in mobile phone packaging in Hungary and Finland."
62. Press Release dated November 13, 2000, "Stora Enso North America earns Sustainable Forestry Initiative Certification."
63. Press Release dated November 9, 2000, "Finnish Quality award for Laminating Papers Oy."
64. Press Release dated November 8, 2000, "Agreement concerning Stora Enso's shareholding in Kittilä Wood."
65. Press Release dated November 3, 2000, "Stora Enso's converted shares registered in the Finnish trade register."
66. Press Release dated November 2, 2000, "Stora Enso reports best ever quarterly reports."
67. Press Release dated November 2, 2000, "Period for conversion of Stora Enso shares over."
68. Press Release dated October 27, 2000, "Stora Enso and AssiDomän reached an agreement in principle to form a new company from the paper mills Gruvön, Karlsborg and Skärblacka."
69. Press Release dated October 25, 2000, "Stora Enso North America to permanently retire two paper machines, reducing annual capacity of 80,000 tonnes."
70. Press Release dated October 10, 2000, "Stora Enso plans to close its Newton Kyme packaging board mill."
71. Press Release dated October 10, 2000, "Stora Enso, Aracuz and Odebrecht sign final agreements regarding the Veracel pulp mill project."
72. Press Release dated October 3, 2000, "Summary of Stora share buy backs up to 2 October 2000."
73. Press Release dated September 19, 2000, "Stora Enso to acquire Tetra Pak's Forshaga production unit."
74. Press Release dated September 18, 2000, "Finnish State's and Investor AB's holdings of Stora Enso decreased."
75. Press Release dated September 13, 2000, "Stora Enso listed on New York Stock Exchange."
76. Press Release dated September 11, 2000, "Stora Enso share capital to increase."
77. Press Release dated September 11, 2000, "Stora Enso announces merger consideration."
78. Press Release dated August 31, 2000, "Stora Enso management appointment."

79. Press Release dated August 31, 2000, "Stora Enso acquisition of Consolidated Papers completed."
80. Press Release dated August 30, 2000, "Stora Enso merger with Consolidated Papers approved by the shareholders of Consolidated Papers."
81. Press Release dated August 28, 2000, "Stora Enso receives approval of New York Stock Exchange listing; Acquisition of Consolidated Papers to close August 31, 2000."
82. Press Release dated August 25, 2000, "Stora Enso and Consolidated Papers to clarify PUHCA status."
83. Press Release dated August 21, 2000, "Stora Enso financial information release dates in 2001."
84. Press Release dated August 18, 2000, "Stora Enso Extraordinary General Meeting on 18 August 2000."
85. Press Release dated August 18, 2000, "Meeting of Stora Enso Board of Directors on 18 August 2000."
86. Press Release dated August 9, 2000, "Stora Enso announces its North American organisation."
87. Press Release dated August 2, 2000, "Good six months for Stora Enso."
88. Press Release dated July 31, 2000, "Stora Enso's Registration Statement on Form F-4 declared effective."
89. Press Release dated July 27, 2000, "Stora Enso Extraordinary General Meeting on 18 August 2000."
90. Press Release dated July 10, 2000, "Change in the publishing timetable of Stora Enso interim review."
91. Press Release dated July 6, 2000, "Stora Enso, Odebrecht and Aracruz decide to associate in Veracel pulp mill project."
92. Press Release dated June 29, 2000, "Kai Korhonen to be responsible for Stora Enso's North American operations."
93. Press Release dated June 26, 2000, "Stora Enso and Vapo Oy Energia agree to increase large-scale use of forest chips in Finland."
94. Press Release dated June 16, 2000, "Stora Enso investing in Kotka Mill."
95. Press Release dated June 15, 2000, "New organization for Stora Enso Timber."
96. Press Release dated June 9, 2000, "Stora Enso to own 60% of Indonesian plantation project."
97. Press Release dated June 5, 2000, "Stora Enso and Huhtamäki Van Leer form joint venture in packaging for mobile communications."
98. Press Release dated May 31, 2000, "Stora Enso and Fortum close the deal on sale of power assets."
99. Press Release dated May 19, 2000, "Jorma Westlund appointed Stora Enso's Senior Vice President, Public Affairs, Finland."
100. Press Release dated May 5, 2000, "Stora Enso inaugurates new research center in Mönchengladbach."
101. Press Release dated May 4, 2000, "Stora Enso delivered good results in January – March."
102. Press Release dated April 19, 2000, "Production restarted at Stora Enso's mills as strike ended."
103. Press Release dated April 18, 2000, "First prize in business-to-business class."

D. Press Releases of Stora Enso (cont'd)

104. Press Release dated April 17, 2000, "Stora Enso and Fortum sign agreement on sale of power assets."
105. Press Release dated April 11, 2000, "Strike has stopped production at Stora Enso's Finnish mills."
106. Press Release dated March 24, 2000, "Appointments at Stora Enso."
107. Press Release dated March 22, 2000, "Cooperation related to wood trade referred to the Competition Council."
108. Press Release dated March 21, 2000, "Stora Enso's Annual General Meeting."
109. Press Release dated March 1, 2000, "Corenso acquires tube plants in the Netherlands, Sweden and Spain."
110. Press Release dated February 22, 2000, "Stora Enso to acquire Consolidated Papers for EUR 4.9 billion."
111. Press Release dated February 10, 2000, "Stora Enso's financial results for 1999."
112. Press Release dated February 10, 2000, "Stora Enso delivers improved results."
113. Press Release dated February 10, 2000, "Stora Enso's Board proposals to the Annual General Meeting."
114. Press Release dated January 27, 2000, "Stora Enso and Fortum reached agreement on Stora Enso's power assets."
115. Press Release dated January 26, 2000, "Stora Enso registers new shares."
116. Press Release dated January 14, 2000, "Appointment in Stora Enso internal audit."
117. Press Release dated January 11, 2000, "Stora Enso to cease board production in Mölndal."
118. Press Release dated January 7, 2000, "Pakenso Oy became Stora Enso Packaging Oy."
119. Press Release dated January 5, 2000, "Franklin Resources Group's holding of Stora Enso below 5 percent."
120. Press Release dated January 4, 2000, "Stora Enso/Papyrus acquires Norwegian paper merchant."

A

This document is a translation of the original, published in Swedish. In cases of any discrepancies between the Swedish and English versions, or in any other context, the Swedish original shall have precedence.



INTERIM REPORT
January-September 2001

Corporate Identity No. 556025-5001 *www.billerud.com*

The establishment of Billerud through the merger of AssiDomän's Skärblacka and Karlsborg paper mills with Stora Enso's Gruvön paper mill has created a new, competitive and in many respects leading company in packaging paper. On 30 September, Billerud was 50% owned by AssiDomän and 50% by Stora Enso.

After the end of September, Stora Enso agreed with AssiDomän to sell 20% of the shares in Billerud to AssiDomän, AssiDomän therefore now holds 70% of the shares in Billerud.

(All financial information relating to 2000 is pro forma)

	Quarter			January-September	
	2001 III	2001 II	2000 III	**2001**	2000
Net turnover, MSEK	**1,593**	1,742	1,696	**5,175**	4,895
Operating profit, MSEK	**246**	319	483	**1,034**	998
Operating margin, %	**15**	18	28	**20**	20
Profit after financial items, MSEK	**217**	292	-[1]	**951**	-[1]
Earnings per share, SEK	**2.45**	3.33	-[1]	**10.83**	-[1]

1) Historical data not available

- Downward trend in the market continued.
- Operating profit for the period January-September 2001 was slightly better than in the same period last year.
- Earnings declined by MSEK 73 in the third quarter compared with the previous quarter, mainly due to lower average prices for market pulp, maintenance shutdowns at Gruvön and Karlsborg and costs for the build-up of Billerud and stock-exchange listing (MSEK 22).
- Return on capital employed, measured as a moving 12-month figure, amounted to 30% (30% for the full year 2000).
- Stock-exchange listing planned for 20 November 2001.
- Earnings for the fourth quarter are expected to be slightl
quarter.

If you have a
Bert Östlund, Pr
or Nils Lindh

The accounts are prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. For further details, see page 7.

Billerud Group

Market

Demand for Billerud's products has been relatively stable during the year with delivery volumes only marginally below the previous year's level. The market for Billerud's packaging paper was strong at the beginning of the year, but has subsequently gradually weakened. Price reductions were implemented in local currencies but this was compensated by the weakening of the Swedish krona.

Demand for market pulp has been low but, due to substantial production curtailments, stocks held by pulp producers fell during the year. The price of long-fibre market pulp fell considerably, from USD 710 per tonne at the beginning of the year to USD 450 per tonne at the end of September. Starting in October, however, some price increases have been effected for market pulp.

Billerud implemented production curtailments due to the demand situation in the first half of the year. The annual maintenance shutdowns took place at Gruvön and Karlsborg in the third quarter, which led to lower production and deliveries.

Sales and results

Third quarter

Net turnover for the period amounted to MSEK 1,593, a decrease of 9% compared with the second quarter. The lower turnover is explained by lower deliveries, mainly of containerboard, as well as reduced prices for market pulp. Prices for Billerud's paper products, expressed in Swedish kronor, were on average relatively stable. The lower volumes are mainly due to the annual maintenance shutdowns at two mills (Gruvön and Karlsborg) in the third quarter but only in one mill (Skärblacka) in the second quarter.

Operating profit amounted to MSEK 246, a decline compared with the previous quarter of MSEK 73 or 23%. The reduced prices for market pulp and lower deliveries due to the maintenance shutdowns had a negative impact on earnings. Furthermore, earnings for the quarter were charged with MSEK 22 in non-recurring costs for the build-up of Billerud and the stock-exchange listing.

Comments on the earnings trend for each product area are provided on page 5.

January - September

Compared with the first nine months of 2000, net turnover increased by 6% and amounted to MSEK 5,175. The higher turnover was attributable to higher prices for kraft paper and containerboard and the weakened Swedish krona. This was offset by lower prices for market pulp. In total, deliveries decreased by 3% compared with the same period in 2000.

The operating profit of MSEK 1,034 represents an improvement compared with the first nine months of 2000 of MSEK 36 or 4%. The increase was attributable to the higher average prices for Billerud's paper products. The effect of the higher prices in Swedish kronor was

offset, however, by reduced pulp prices and higher variable costs, mainly due to higher wood and chemical prices.

Compared with the previous year, earnings were charged with MSEK 32 in non-recurring costs for the formation of Billerud and the stock-exchange listing. In the previous year, a MSEK 25 repayment of funds was received from SPP. Adjusted for these two items, the earnings improvement, compared with 2000, amounted to MSEK 93.

Net financial items, amounting to MSEK -83, related to interest paid at market rates on loans from the company's owners.

The estimated tax charge was MSEK 271. The tax charge corresponds to a tax rate of just over 28%.

Return on capital employed, calculated on the latest 12-month period, amounted to 30%, compared with 30% for the full year 2000. Return on equity was 35%.

Foreign exchange exposure

25% of the Group's sales are in Swedish kronor and 75% in foreign currency, primarily EUR, USD and GBP. Most sales in SEK, however, are closely related to market pricing in other currencies, primarily USD. The Group's currency hedging takes these underlying flows into account. The majority of costs are in Swedish kronor. The Group is therefore exposed to exchange rate fluctuations. In order to manage this, Billerud has hedged exchange rates as shown below.

Currency breakdown of the Group's sales in % of turnover, Jan-Sept 2001

EUR	40%
SEK	25%
USD	20%
GBP	5%
Others	10%
Total	**100%**

Hedging as % of forecasted underlying net flows for the next 12 months

Currency	Months 1-3	Months 4-6	Months 7-12	Total	Average rates
EUR	100	80	55	70	9.58
USD	100	100	95	95	10.56
GBP	100	60	50	65	15.21

Investments, cash flow and financial position

Billerud's capital employed amounted to MSEK 4,745 on 30 September 2001, compared with MSEK 4,828 pro forma on 1 January 2001.

Gross investments amounted to MSEK 275, while depreciation during the same period amounted to MSEK 259. Most of the investment amount relates to investment projects started before year-end 2000, primarily an evaporation unit and soda recovery boiler at Gruvön. Investment projects decided after year-end 2000 include replacement of washing filters at Skärblacka.

Cash flow from operating activities amounted to MSEK 1,035. After net investments (MSEK 272) the operating cash flow amounted to MSEK 763. The operating cash flow corresponds to the change in Billerud's net debt. After amortisation of interest-bearing liabilities (MSEK 1,356) the total cash flow amounted to MSEK -593. The interest-bearing net debt amounted to MSEK 1,841 on 30 September 2001 compared with MSEK 2,604 pro forma on 1 January 2001.

The Group's net debt/equity ratio at the end of the period was 0.6 compared with 1.2 at the beginning of the year. The positive operating cash flow explains the reduced net debt/equity ratio.

In the third quarter, Billerud concluded a bridge financing agreement with SEB. This means that refinancing of loans from the present owners has been secured. This relief will be implemented in conjunction with the planned stock-exchange listing.

Personnel

The average number of employees in the first nine months of 2001 amounted to 2,357 compared with 2,486 in the same period a year ago. The average number of employees thus decreased by approximately 130 people.

Product areas

Net turnover and operating profit, January-September

MSEK	Net turnover 2001	2000	% change	Operating profit 2001	2000	% change
Kraft paper	**2,615**	2,421	8	**602**	430	40
Containerboard	**1,468**	1,321	11	**303**	240	26
Market pulp	**1,092**	1,153	-5	**208**	371	-44
Other	**-**	-	-	**-79** [1]	-43	-84
Total Group	**5,175**	4,895	6	**1,034**	998	4

1) Includes MSEK 32 in costs for the build-up of Billerud and stock-exchange listing.

Kraft paper

Third quarter
The operating profit for the period was MSEK 192. Compared with the second quarter of 2001, profit rose by MSEK 13 or 7%, mainly due to lower costs.

January – September
Compared with the first nine months of 2000, earnings rose 40% to MSEK 602. Deliveries fell 9%, which was entirely attributable to sack paper volumes. Deliveries of technical kraft paper were unchanged. These improved earnings are due to higher prices, which consequently more than compensated for the lower deliveries.

Containerboard

Third quarter
Operating profit amounted to MSEK 87, a decrease of MSEK 22 compared with the previous quarter. This decline is explained by 8% lower deliveries compared with the previous quarter.

January - September
Compared with the first nine months of 2000, earnings increased by 26% to MSEK 303. Prices were higher this year, but the earnings impact of this was limited by higher costs. Deliveries were more or less unchanged.

Market pulp

Third quarter
Operating profit amounted to MSEK 19, a decrease of MSEK 29 from the level in the second quarter. The main explanation for this result was falling prices although slightly lower deliveries also contributed.

January - September
Compared with the same period in 2000, deliveries were 7% higher in the first nine months of this year. Operating profit amounted to MSEK 208, a decrease of 44%. This decline was mainly due to reduced prices.

Parent Company

Billerud AB comprises Gruvön, the sales organisation for the Nordic market and markets outside Europe, and head office functions.

In the first nine months of 2001, net turnover amounted to MSEK 2,366. Profit after financial items amounted to MSEK 379. Fixed-asset investments, excluding shares, amounted to MSEK 150. The average number of employees was 1,104. Liquid assets and short-term investments amounted to MSEK 99.

Planning for stock-exchange listing

AssiDomän AB's Annual General Meeting held in May 2001 decided to distribute all the shares owned by AssiDomän AB in Billerud AB to its shareholders. Now that Stora Enso has exercised its option to sell 20% of the shares to AssiDomän AB, AssiDomän AB holds 70% of the shares in Billerud AB, which will be distributed. An Extraordinary General Meeting of Billerud AB held on 17 October 2001 decided on a split and bonus issue. The number of shares in Billerud subsequently amounted to 62,740,998.

The Stockholm Stock Exchange's Listing Committee is expected to consider Billerud's listing application on 31 October. If the application is approved, listing of Billerud's shares on the O List is expected to start on 20 November.

Ownership structure

The table below illustrates Billerud's ownership structure had the distribution to shareholders in AssiDomän taken place on 4 October 2001. Based on ownership in AssiDomän on 4 October 2001, the table also shows the ownership structure in Billerud if the Swedish State's offer to shareholders in AssiDomän, made through Sveaskog AB, is accepted by the shareholders listed below and completed according to the terms announced on 10 October 2001, which includes payment partly comprising shares in Billerud.

	After distribution		**After completion of Sveaskog's offer for AssiDomän**	
	Number of shares	**% of capital and votes**	**Number of shares**	**% of capital and votes**
Stora Enso	18,822,300	30.0%	18,822,300	30.0%
Swedish State	15,510,088	24.7%	0	0.0%
Capital Group funds	2,584,615	4.1%	3,995,723	6.4%
Alecta	2,504,710	4.0%	3,872,193	6.2%
Franklin Templeton funds	2,188,361	3.5%	3,383,127	5.4%
SEB funds	1,745,234	2.8%	2,698,069	4.3%
Investor	1,375,385	2.2%	2,126,296	3.4%
SEB-Trygg Försäkring	709,154	1.1%	1,096,327	1.7%
SEB	556,483	0.9%	860,303	1.4%
Zenit fund	473,077	0.8%	731,360	1.2%
Tredje AP-fonden	439,431	0.7%	679,344	1.1%
Andra AP-fonden	345,849	0.6%	534,671	0.9%
Första AP-fonden	317,908	0.5%	491,474	0.8%
SPP Livförsäkring AB	251,432	0.4%	388,705	0.6%
Others	14,916,971	23.7%	23,061,106	36.6%
Total	**62,740,998**	**100.0%**	**62,740,998**	**100.0%**

Outlook

So far this year market conditions have been mixed. The market for Billerud's paper products was strong at the beginning of the year but has subsequently gradually weakened. At the same time, prices for market pulp have fallen substantially, although some stabilisation occurred in the autumn.

After the end of the period covered by this report, the market continued to weaken. Earnings for the fourth quarter are expected to be slightly lower than the level in the third quarter. The reason is that some price reductions have been implemented for Billerud's paper products.

Stockholm, 25 October 2001
Billerud AB (publ)

Board of Directors

All financial information relating to 2000 is pro forma. Since until 31 December 2000 the paper mill in Gruvön comprised a profit unit within the then Stora Enso Paperboard AB, it did not have an independent balance sheet with its own loan financing, untaxed reserves and shareholders' equity. The Swedish Financial Accounting Standards Council's recommendation on accounting for income tax (RR 9) is applied with effect from 1 January 2001. Against this background, the result is reported in the pro forma profit and loss accounts down to operating profit and since a retroactive recalculation could not be performed with reasonable accuracy, such recalculation has been performed from 1 January 2001. For the same reason, no cash flow statement is reported for the period January – September 2000. With these exceptions, this interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation for interim reports (RR 20).

Information regarding the accounting principles applied and definitions of key figures can be obtained from the Company.

Review Report

We have reviewed this Interim Report in accordance with the recommendation issued by the Swedish Institute of Authorised Public Accountants (FAR). A review is substantially less comprehensive in scope than an audit. Nothing has come to our attention to indicate that this Interim Report does not satisfy the requirements of the Swedish Annual Accounts Act.

Stockholm, 25 October 2001

Owe Wallinder
Authorised Public Accountant

Caj Nackstad
Authorised Public Accountant

Financial calendar

Year-end report for 2001 — 7 February 2002

Billerud AB (publ) Box 703, SE-169 27 Solna Corporate Identity Number 556025-5001
Tel +46 8 553 33500 Fax +46 8 553 33580 E-mail: info@billerud.com
Internet website: http://www.billerud.com

Billerud manufactures and sells packaging paper in the form of kraft paper and containerboard as well as market pulp. Production is carried out at the Group's integrated pulp and paper mills in Gruvön, Karlsborg and Skärblacka. Billerud has a world-leading position within several well-defined product segments. The main customer base is Europe but also includes the rest of the world. Billerud has annual sales of approximately SEK 7 billion and 2,400 employees

Appendix

Billerud Group

Profit and Loss Account	3 months			9 months	
MSEK	**July-Sept 2001**	April-June 2001	July-Sept 2000	**Jan-Sept 2001**	Jan-Sept 2000
Net turnover	**1,593**	1,742	1,696	**5,175**	4,895
Other income	**2**	1	16	**8**	25
Operating income	**1,595**	1,743	1,712	**5,183**	4,920
Operating expenses	**-1,262**	-1,336	-1,154	**-3,890**	-3,697
Depreciation	**-87**	-88	-75	**-259**	-225
Operating expenses	**-1,349**	-1,424	-1,229	**-4,149**	-3,922
Operating profit	**246**	319	483	**1,034**	998
Financial items	**-29**	-27	-	**-83**	-
Profit after financial items	**217**	292	-	**951**	-
Tax	**-63**	-83	-	**-271**	-
Net profit for the period	**154**	209	-	**680**	-
Earnings per share	**2.45**	3.33	-	**10.83**	-

Balance Sheet		Pro forma
MSEK	**30 Sept 2001**	1 Jan 2001
Fixed assets	**4,270**	4,257
Stocks	**639**	633
Accounts receivable	**1,142**	1,064
Other current assets	**111**	176
Cash, bank balances and short-term investments	**136**	729
Total assets	**6,298**	6,859
Shareholders' equity	**2,904**	2,224
Interest-bearing provisions	**73**	102
Non-interest-bearing provisions	**416**	431
Interest-bearing liabilities	**1,904**	3,231
Accounts payable	**368**	508
Other, non-interest-bearing liabilities	**633**	363
Total shareholders' equity, provisions and liabilities	**6,298**	6,859

Specification of change in equity	Jan-Sept
MSEK	**2001**
Opening equity	**2,224**
Net profit for the period	**680**
Closing equity	**2,904**

Cash Flow Statement	Jan-Sept
MSEK	**2001**
Operating surplus	**1,292**
Change in working capital, etc.	**-174**
Net financial items, taxes, etc.	**-83**
Cash flow from operating activities	**1,035**
Cash flow from investing activities	**-272**
Operating cash flow	**763**
Cash flow from financing activities	**-1,356**
Total cash flow	**-593**
Liquid assets at the beginning of the year	**729**
Total cash flow	**-593**
Liquid assets at the end of the period	**136**

Key Figures	Jan-Sept 2001		Jan-Sept 2000		Full year 2000	
Margins						
Gross margin, %	**25**		25		25	
Operating margin, %	**20**		20		21	
Return						
Return on capital employed, %	**30**	2)	28	3)	30	
Return on equity, %	**35**	3)	-	1)	-	1)
Capital structure						
Capital employed, MSEK	**4,745**		4,834		4,828	4)
Shareholders' equity, MSEK	**2,904**		-	1)	2,224	4)
Interest-bearing net debt, MSEK	**1,841**		-	1)	2,604	4)
Net debt/equity ratio, times	**0.6**		-	1)	1.2	4)
Equity ratio, %	**46**		-	1)	32	4)
Earnings per share, SEK [5]	**10.83**		-	1)	14.40	
Gross investments, MSEK	**275**		527		679	
Average number of employees	**2,357**		2,486		2,442	

[1] Historical data not available
[2] Moving 12 months
[3] Historical 12-month results not available
The calculation includes net profit for the period, proportionally adjusted upwards to a full-year value
[4] Pro forma 1 January 2001
[5] Number of shares: 62,740,998

Product areas

Quarterly breakdown of net turnover by product area and for the Group

	2001			2000			
MSEK	**III**	II	I	IV	III	II	I
Kraft paper	**797**	847	971	860	830	788	804
Containerboard	**475**	511	482	438	448	432	441
Market pulp	**321**	384	387	472	418	392	343
Other and eliminations	**-**	-	-	-	-	-	-
Total Group	**1,593**	1,742	1,840	1,770	1,696	1,612	1,588

Quarterly breakdown of operating profit by product area and for the Group

	2001			2000			
MSEK	**III**	II	I	IV	III	II	I
Kraft paper	**192**	179	231	158	213	123	94
Containerboard	**87**	109	107	59	115	61	64
Market pulp	**19**	48	141	183	169	120	81
Other and eliminations	**-52** [1]	-17	-10	-14	-14	-14	-14
Total Group	**246**	319	469	386	483	290	225

1) Includes MSEK 22 in costs for the build-up of Billerud and stock-exchange listing.

Quarterly breakdown of operating margin by product area and for the Group

	2001			2000			
%	**III**	II	I	IV	III	II	I
Kraft paper	**24**	21	24	18	26	16	12
Containerboard	**18**	21	22	13	26	14	14
Market pulp	**6**	12	36	39	40	31	24
Group	**15**	18	25	22	28	18	14

Quarterly breakdown of deliveries by product area

	2001			2000			
ktonnes	**III**	II	I	IV	III	II	I
Kraft paper	**107**	109	130	120	125	123	132
Containerboard	**106**	115	108	102	102	112	118
Market pulp	**78**	81	64	72	70	71	68



556025-5001

31 July 2001

Interim Report
January – June 2001

	Quarter			January-June	
MSEK	**2001 II**	2001 I	2000 II	**2001**	2000
Net turnover, MSEK	**1,742**	1,840	1,612	**3,582**	3,200
Operating profit, MSEK	**319**	469	290	**788**	515

- *Billerud was formed through a merger of the paper mills in Skärblacka, Karlsborg and Gruvön.*
- *Return on capital employed, measured as a moving 12-month figure, amounted to 34% (30% for the full year 2000).*
- *Downward trend in the market continued.*
- *Stock-exchange listing planned for December 2001.*

If you have any questions concerning this report, please contact
Bert Östlund, President & CEO. Telephone: +46 8 553 33 500, mobile +46 70 518 2757.
E-mail: info@billerud.com

The accounts are prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council. For further details, see page 6.

Billerud Group

The establishment of Billerud through the merger of AssiDomän's Skärblacka and Karlsborg paper mills with Stora Enso's Gruvön paper mill has created a new, competitive and in many respects leading company in packaging paper. Today, Billerud is 50% owned by AssiDomän and 50% by Stora Enso.

(All financial information relating to 2000 is pro forma)

Sales and results

Second quarter

Net turnover for the period, MSEK 1,742, decreased compared with the previous quarter by MSEK 98 or 5%. The lower turnover was due to lower volumes of kraft paper. In the same period last year, net turnover amounted to MSEK 1,612.

Operating profit amounted to MSEK 319, a decrease compared with the previous quarter of MSEK 150 or 32%. Lower prices for market pulp and the annual maintenance shutdown in Skärblacka had an impact on earnings. In the same period last year, operating profit amounted to MSEK 290.

January - June

Compared with the first half of 2000, net turnover increased by MSEK 382 or 12% and amounted to MSEK 3,582. All product areas increased their turnover.

The operating profit of MSEK 788 represents an improvement over the first half of 2000 of MSEK 273 or 53%. The increase was attributable to higher average prices mostly due to the favourable foreign exchange trend with a weakened Swedish krona. The result for the period was affected by production shutdowns resulting from the weak market situation. The cost level rose slightly, mainly due to higher prices for wood and chemicals.

Net financial items, amounting to MSEK -55, mainly pertained to interest at market rates charged on loans from the company's owners.

The estimated tax charge was MSEK 208. The tax charge corresponds to a tax rate of just over 28%.

Return on capital employed, calculated on the latest 12-month period, amounted to 34%, compared with 30% for the full year 2000. Return on equity was 42%.

Foreign exchange exposure

25% of the Group's sales are in Swedish kronor and 75% in foreign currency, primarily EUR, USD and GBP. The majority of costs are in Swedish kronor. The Group is therefore exposed to exchange rate fluctuations. In order to manage this, Billerud has hedged exchange rates as shown below.

Currency breakdown of the Group's sales in % of turnover

EUR	40%
SEK	25%
USD	20%
GBP	5%
Others	10%
Totals	**100 %**

Hedging as % of forecasted net flows for next 12 months

Currency	Months 1-3	Months 4-6	Months 7-12	Total	Average rates
EUR	90	50	15	40	9.29
USD	100	100	100	100	10.43
GBP	85	60	25	45	15.27

Investments, cash flow and financial position

Billerud's capital employed amounted to MSEK 4,853 on 30 June 2001, compared with MSEK 4,828 pro forma on January 1 2001.

Investments amounted to MSEK 198, while depreciation during the same period amounted to MSEK 173. Most of the investment amount relates to investment projects started before year-end 2000, primarily an evaporation unit and recovery boiler at Gruvön.

Cash flow from operating activities amounted to MSEK 698. After investments (MSEK 198) the operating cash flow amounted to MSEK 500. After amortisation of interest-bearing liabilities (MSEK 898) the total cash flow amounted to MSEK -398. The interest-bearing net debt amounted to MSEK 2,104 on 30 June 2001, compared with MSEK 2,604 pro forma on 1 January 2001.

The Group's net debt/equity ratio at the end of the period was 0.8 compared with 1.2 at the beginning of the year. The positive operating cash flow explains the reduced debt/equity ratio.

An agreement on bridge financing has resulted in refinancing of loans from the present owners being secured. This relief will be carried out in conjunction with the planned stock-exchange listing.

Personnel

The average number of employees in the first half of 2001 amounted to 2,412 compared with 2,494 in the same period a year ago. The number of employees was reduced by approximately 140 people in the mills, and some 50 employees in foreign sales companies joined the company in the second quarter through transfers from AssiDomän and Stora Enso.

Product areas

Net turnover and operating profit January - June

MSEK	Net turnover 2001	Net turnover 2000	% change	Operating profit 2001	Operating profit 2000	% change
Kraft paper	**1,818**	1,593	14	**410**	217	89
Containerboard	**993**	873	14	**216**	125	73
Market pulp	**771**	734	5	**189**	201	-6
Other	**-**	-	-	**-27**	-28	-
Total Group	**3,582**	3,200	12	**788**	515	53

Kraft paper

Second quarter
The operating profit for the period was MSEK 179. Compared with the first quarter of 2001 profit fell by MSEK 52 or 23%, mainly due to lower volumes.

January – June
Compared with the first half of 2000, earnings rose by MSEK 193 to MSEK 410. This improved result was due to higher prices, which were mainly attributable to the weaker Swedish krona. Volumes were lower this year and costs were slightly higher.

Containerboard

Second quarter
Operating profit amounted to MSEK 109, an increase of MSEK 2 over the previous quarter. Volumes were higher than in the previous quarter, while prices were lower.

January – June
Compared with the first half of 2000, earnings increased by MSEK 91 to MSEK 216. Prices were higher this year. However, volumes were lower than in the first half of 2000 and costs were slightly higher.

Market pulp

Second quarter
Sales volumes for market pulp were higher in the second quarter than in the first quarter of this year. Market prices, however, continued to fall which led to operating profit decreasing from MSEK 141 to MSEK 48.

January – June
Compared with the same period in 2000, volumes were slightly higher in the first half of this year. Prices in Swedish kronor were largely unchanged, while higher costs in the first six months of the year explain the slightly lower result.

Integration

At the beginning of the year a number of projects were initiated where the potential synergies between the three paper mills, Gruvön, Karlsborg and Skärblacka, were identified. These efforts, which are organised in a number of working groups, are continuing with great intensity. The largest structural synergy gains are to be found within production as well as in the sales organisation.

The combination of three mills with a similar product mix provides major opportunities for efficiency enhancement and co-ordination. In addition, there is the effect of increased capacity from recently completed investments which has not yet been fully utilised. Synergies, including this higher capacity, are expected to have an earnings impact of approximately MSEK 200 with full effect in 2003, provided capacity utilisation is normal.

Parent Company

Billerud AB comprises Gruvön, the sales organisation for the Nordic market and markets outside Europe, and head office functions.

In the first half of 2001, net turnover amounted to MSEK 1,645. Profit after financial items amounted to MSEK 326. Fixed-asset investments, excluding shares, amounted to MSEK 107. The average number of employees was 1,110 (1,156). Liquid assets and short-term investments amounted to MSEK 255.

Planning for stock-exchange listing

AssiDomän intends to distribute its shares in Billerud to its shareholders in accordance with a decision adopted at the Annual General Meeting. The distribution is expected to be carried out at the end of 2001. Listing on Stockholmsbörsen (O-list) is planned in conjunction with the distribution. A listing prospectus will be published prior to the distribution.

Ownership structure

	30 June 2001
AssiDomän AB	50%
Stora Kopparbergs Bergslags AB	50%
Total	**100%**

The following illustrates Billerud's ownership structure had the distribution taken place in February 2001. The table below reflects the ownership structure in Billerud assuming that prior to the distribution Stora Enso sells 20% of its shares to institutional investors (alt. 1) or if Stora Enso alternatively sells its shares to AssiDomän (alt. 2). In the latter case, AssiDomän will also distribute these shares to its shareholders.

Stora Enso intends to sell its remaining shareholding.

	Alt. 1 % of capital and votes	Alt. 2 % of capital and votes
Stora Enso	30.0	30.0
New institutional investors	20.0	0
Swedish State	17.6	24.7
Capital Group funds	3.5	5.0
SEB funds	3.0	4.1
Franklin-Templeton funds	2.5	3.5
Alecta	1.4	1.9
Others	22.0	30.8
Total	**100.0%**	**100.0%**

Market prospects

Demand remained weak in the second quarter. The order book for kraft paper has decreased significantly compared with the situation a year ago. Marginal price reductions have been made in local currencies during the quarter and price pressure remains, largely due to falling pulp prices.

The market for containerboard has also weakened considerably compared with the previous year. Minor price reductions have been made and there is still price pressure.

In the market for pulp deliveries were low, but due to substantial production curtailments stocks at pulp producers only rose marginally compared with the situation at year-end 2000. The price of long-fibre pulp of Nordic type (NBSK) fell during the quarter by USD 100-120 to USD 480. Continued price reductions cannot be ruled out and there is considerable uncertainty as to when this trend will be reversed.

The planned annual maintenance shutdown at Skärblacka took place in the second quarter. Maintenance shutdowns will be carried out in Gruvön and Karlsborg in the third quarter. Billerud implemented production curtailments due to the demand situation in the first and second quarters. The current market situation, combined with a normal weaker trend during the holiday period in Europe, means that further production curtailments are expected in the third quarter.

Stockholm, 31 July 2001
Billerud AB (publ)

Board of Directors

All financial information relating to 2000 is pro forma. Earnings per share are not reported since the future share structure of the company will first be decided ahead of the stock-exchange listing. Since until 31 December 2000 the paper mill in Gruvön comprised a profit unit within the then Stora Enso Paperboard AB, it did not have an independent balance sheet with its own loan financing. Against this background, the result is reported in the pro forma profit and loss accounts down to operating profit.

This interim report has not been reviewed by the Company's auditors.

Financial calendar

Interim Report for January-September 2001   30 October 2001

Billerud AB (publ) Box 703, SE-169 27 Solna Corporate Identity No. 556025-5001
Tel +48 8 553 33500 Fax +46 8 553 33580 E-mail: info@billerud.com
Internet website: http://www.billerud.com

Billerud manufactures and sells packaging paper in the form of kraft paper and containerboard as well as market pulp. Production is carried out at the Group's integrated pulp and paper mills in Gruvön, Karlsborg and Skärblacka. Billerud has a world-leading position within several well-defined product segments. The main customer base is Europe but also includes the rest of the world. Billerud has annual sales of approximately SEK 7 billion and 2,400 employees.

Appendix

Billerud Group

Profit and Loss Account MSEK	April-Jun 2001	Jan-Mar 2001	Jan-Jun 2001	Jan-Jun 2000
Net turnover	**1,742**	1,840	**3,582**	3,200
Other income	**1**	5	**6**	8
Operating income	**1,743**	1,845	**3,588**	3,208
Operating expenses	**-1,336**	-1,291	**-2,627**	-2,543
Depreciation	**-88**	-85	**-173**	-150
Operating expenses	**-1,424**	-1,376	**-2,800**	-2,693
Operating profit	**319**	469	**788**	515
Financial items	**-27**	-28	**-55**	-
Profit after financial items	**292**	441	**733**	-
Taxes	**-83**	-125	**-208**	-
Net profit for the period	**209**	316	**525**	-

Balance Sheet MSEK	30 June 2001	Pro forma 1 Jan 2001
Fixed assets	**4,282**	4,257
Stocks	**676**	633
Accounts receivable	**1,209**	1,064
Other current assets	**139**	176
Cash, bank balances and short-term investments	**331**	729
Total assets	**6,637**	6,859
Shareholders' equity	**2,749**	2,224
Interest-bearing provisions	**74**	102
Non-interest-bearing provisions	**448**	431
Interest-bearing liabilities	**2,361**	3,231
Accounts payable	**354**	508
Other, non-interest-bearing liabilities	**651**	363
Total shareholders' equity, provisions and liabilities	**6,637**	6,859

Specification of change in equity MSEK	Jan-Jun 2001
Opening equity	**2,224**
Net profit for the period	**525**
Closing equity	**2,749**

Cash Flow Statement MSEK	**Jan-June 2001**
Operating surplus	**961**
Change in working capital, etc.	**0**
Net financial items, taxes, etc.	**-263**
Cash flow from operating activities	**698**
Cash flow from investing activities	**-198**
Operating cash flow	**500**
Cash flow from financing activities	**-898**
Total cash flow	**-398**

Liquid assets at the beginning of the year	729
Total cash flow	-398
Liquid assets at the end of the period	331

Key Figures	**Jan-June 2001**	Jan-June 2000	Full year 2000
Margins			
Gross margin, %	**27**	21	25
Operating margin, %	**22**	16	21
Return			
Return on capital employed, %	**34** [2]	22 [3]	30 [2]
Return on equity, %	**42** [3]	- [1]	- [1]
Capital structure			
Capital employed, MSEK	**4,853**	4,658	4,828 [4]
Shareholders' equity, MSEK	**2,749**	- [1]	2,224 [4]
Interest-bearing net debt, MSEK	**2,104**	- [1]	2,604 [4]
Debt/equity ratio, times	**0.8**	- [1]	1.2 [4]
Equity ratio, %	**41**	- [1]	32 [4]
Gross investments, MSEK	**198**	379	679
Average number of employees	**2,412**	2,494	2,442

[1] Historical data not available
[2] Moving 12 months
[3] Historical 12-month results not available.
The calculation includes net profit for the period, proportionally adjusted upwards to a full-year value.
[4] Pro forma 1 January 2001

Product areas

Quartrerly breakdown of net turnover by product area and for the Group

MSEK	**2001** II	I	2000 IV	III	II	I
Kraft paper	**847**	971	860	830	788	804
Containerboard	**511**	482	438	448	432	441
Market pulp	**384**	387	472	418	392	343
Other and eliminations	**-**	-	-	-	-	-
Total Group	**1,742**	1,840	1,770	1,696	1,612	1,588

Quarterly breakdown of operating profit by product area and for the Group

MSEK	**2001** II	I	2000 IV	III	II	I
Kraft paper	**179**	231	158	213	123	94
Containerboard	**109**	107	59	115	61	64
Market pulp	**48**	141	183	169	120	81
Other and eliminations	**-17**	-10	-14	-14	-14	-14
Total Group	**319**	469	386	483	290	225

Quarterly breakdown of operating margin by product area and for the Group

%	**2001** II	I	2000 IV	III	II	I
Kraft paper	**21**	24	18	26	16	12
Containerboard	**21**	22	13	26	14	14
Market pulp	**12**	36	39	40	31	24
Group	**18**	25	22	28	18	14

Quarterly breakdown of deliveries by product area

ktonnes	**2001** II	I	2000 IV	III	II	I
Kraft paper	**106**	133	120	125	123	132
Containerboard	**115**	108	102	102	112	118
Market pulp	**81**	64	72	70	71	68



BILLERUD

Billerud AB (publ)

Press release

Billerud has been formed through the merger of AssiDomän's Skärblacka and Karlsborg paper mills and Stora Enso's Gruvön paper mill. Today, Billerud is jointly owned by AssiDomän and Stora Enso, each with a 50-percent ownership interest.

Report on operations for the three months ended March 31, 2001

Net sales and earnings

Net sales for the first quarter of 2001 totaled SEK 1,840 M, up 16 percent on the corresponding quarter of the preceding year. Operating profit rose to SEK 469 M, compared with SEK 225 M for Q1 2000. The improvement was due to higher average prices combined with a favorable exchange-rate trend. Expressed in tonnes, deliveries were slightly lower than for the corresponding quarter of the preceding year.

Income Statement, including operating profit, in summary:

(SEK M)	**Actual Jan-March 2001**	Pro forma 2000	Pro forma Jan-March 2000
Net sales	**1,840**	6,666	1,588
Other revenues	**5**	39	3
Operating expenses	**-1,291**	-5,019[1)]	-1,291
Depreciation	**-85**	-302	-75
Operating profit	**469**	1,384	225

[1)] Operating expenses have been reduced by SPP refund of SEK 36 M.

The below table shows net sales and operating profit for the first quarter of 2001 per product area (preliminary distribution):

	Net sales		**Operating profit**	
(SEK M)	**Actual Jan-March 2001**	Pro forma Jan-March 2000	**Actual Jan-March 2001**	Pro forma Jan-March 2000
Kraft paper	**972**	804	**231**	94
Containerboard	**481**	441	**107**	64
Market pulp	**387**	343	**141**	81
Other	**0**	0	**-10**	-14
Total	**1,840**	1,588	**469**	225

Balance Sheet, in summary

(SEK M)	**Actual March 31, 2001**	Pro forma January 1, 2001
Assets		
Fixed assets	**4,283**	4,257
Other current assets	**1,945**	1,873
Cash and bank balances	**429**	729
Total assets	**6,657**	6,859
Shareholders' equity, provisions and liabilities		
Shareholders' equity	**2,542**	2,224
Interest-bearing provisions	**99**	102
Interest-free provisions	**431**	431
Interest-bearing liabilities	**2,732**	3,231
Interest-free liabilities	**853**	871
Total shareholders' equity, provisions and liabilities	**6,657**	6,859

At the beginning of the year, the company's net debt/equity ratio was close to a multiple of 1.2. As a result of the strong cash flow during the first quarter, net indebtedness declined to approximately SEK 2.4 billion at the same time as shareholders' equity increased to SEK 2.5 billion. Accordingly, the net debt/equity ratio slightly exceeded a multiple of 0.9. The interest-bearing liabilities relate to debts to the current owners and will be refinanced during the year.

Investments

Investments in plant amounted to SEK 111 M and depreciation amounted to SEK 85 M. Most of the investments related to decisions made in preceding years, and in particular to an evaporation plant at Billerud Gruvön.

Key data

	Actual Jan-March 2001	Pro forma 2000	Pro forma Jan-March 2000
Gross margin, %	**30**	25	19
Operating margin, %	**25**	21	14
Capital employed, SEK M	**4,944**	4,804	4,689
Average number of employees [1)]	**2,351**	2,442	2,480

1) Excluding personnel employed in sales companies outside Sweden that belong to Stora Enso and AssiDomän. The approximately 50 employees concerned will be transferred to Billerud during the current year.

Gross margin: Operating profit before depreciation as a percentage of net sales.
Operating margin: Operating profit as a percentage of net sales.
Capital employed: Total assets less cash and bank balances and interest-free liabilities and provisions. As at the end of the period.

Integration work

A number of projects were initiated at the beginning of the year to capitalize on the coordination potential identified between the Gruvön, Karlsborg and Skärblacka paper mills. The work, organized through different working groups, is progressing energetically. The largest structural coordination gains relate to the production and sales areas. The combination of three mills with a similar product mix creates significant opportunities for efficiency and coordination improvements. In addition, there is the effect of the increased capacity contributed by recently implemented investments, which has yet to be fully utilized. Combined, the coordination gains and higher capacity are expected to generate a positive impact of approximately SEK 200 M on Billerud's earnings, which will be fully realized during 2003, subject to normal capacity utilization.

Market outlook

Demand declined gradually during the first three months of the year. This particularly applied to market pulp, for which deliveries were low and producer pulp inventories have risen. During the quarter, the price of Nordic long-fiber pulp dropped from USD 710 per tonne to USD 580-600 per tonne and the downward trend is continuing. Demand for containerboard was also weak. Towards the end of the quarter, softer demand was also noted for kraft paper. The fall in pulp prices depressed the price of kraft paper. To meet the prevailing demand situation, Billerud has implemented production cutbacks and further curtailments are anticipated during the next few quarters. Earnings will therefore be lower.

Share listing planned

In accordance with a proposal to the Annual General Meeting, AssiDomän intends to spin off its entire holding in Billerud to shareholders. This transaction is expected to be implemented at the end of 2001. In conjunction with the spin off, the Billerud shares will be listed on the O List of Stockholmsbörsen. Further information will be available in the listing prospectus.

All figures related to 2000 are pro forma.

Stockholm, April 27, 2001
Billerud AB (publ)

Board of directors

The interim report contained in this press release has been reviewed by the company's auditors.

For further information, please contact:
Bert Östlund, President and CEO, telephone +46 8 655 92 54, +46 70 518 27 57

EXPLANATORY NOTE

The following Annual Report of Billerud AB (publ) (formerly known as Stora Enso Paperboard AB) (the "**Company**") covers the period from January 1, 2000 through and including December 31, 2000 (the "**Annual Report**"). The Annual Report is in Swedish and no translation is being provided in English as permitted under Rule 12g3-2(b)(4) under the Securities Exchange Act of 1934, as amended ("**Rule 12g3-2(b)(4)**"). As the Company has not been obligated to make any information public, file any information with any securities exchange or distribute any information to shareholders since the beginning of its last fiscal year and no English translations, versions or summaries of the Annual Report have been prepared or caused to be prepared by the Company, the Annual Report was not required to be submitted with this application pursuant to Rule 12g3-2(b)(4). In the period concerned, the Company was a wholly owned subsidiary of Stora Kopparbergs Bergslags AB, which in turn was a wholly owned subsidiary of Stora Enso Oyj. Accordingly, the financials of the Company were consolidated into the financials of Stora Enso Oyj which are presented in the 2000 Annual Report of Stora Enso Oyj at tab A.14. Furthermore, the financials of the Company as it is presently constituted are not represented in the following Annual Report, instead pages 60-72 of the listing particulars (at tab B.2.) set forth the relevant financials for 2000.


01 NOV 29 AM 8:09

ÅRSREDOVISNING

2000

BILLERUD AB

2001-02-14

Styrelsen och verkställande direktören för Billerud AB avger härmed följande årsredovisning för verksamhetsåret 2000-01-01 -- 2000-12-31. Bolagets firma har ändrats från Stora Enso Paperboard AB till Billerud AB, vilket registrerades av Patent- och Registreringsverket 2001-02-05.

FÖRVALTNINGSBERÄTTELSE

Ägarförhållanden och verksamhetsinriktning

Billerud AB är ett helägt dotterbolag till Stora Kopparbergs Bergslags AB. I Billerud AB ingår de båda produktionsenheterna Gruvön och Skoghall. Bolaget ingår i Stora Enso-koncernens division för kartong- och förpackningspapper.

Vid årets slut undertecknade Billerud AB ett rörelseöverlåtelseavtal med innebörden att all verksamhet vid Skoghalls Bruk inkluderande samtliga tillgångar och skulder överläts till bolaget Stora Enso Skoghall AB, vilket är ett helägt dotterbolag till Stora Kopparbergs Bergslags AB.

Billerud AB kommer att bli moderbolag i en koncern, bestående av produktionsenheterna Gruvön, Karlsborg och Skärblacka. Billerud AB kommer att bli hälftenägt av Stora Kopparbergs Bergslags AB och Assi Domän AB.

Resultat för verksamhetsåret och framtida resultatutveckling

Bolagets resultat före bokslutsdispositioner och skatt uppgick till –2.781,3 (62,0) MSEK. Resultatet har påverkats negativt av den koncerninterna överlåtelsen av anläggningstillgångarna vid Skoghalls Bruk med –2.901,2 MSEK samt på grund av avyttring av aktier och andelar med –0,9 MSEK. Vidare är resultatet belastat med nedskrivningar av anläggningstillgångar på 600,0 MSEK vid fabriken i Gruvön, som en följd av en anpassning av avskrivningsplanerna för specifika maskiner och andra tekniska anläggningar. I rörelseresultatet ingår en intäkt på 25,3 MSEK avseende SPP företagsanknutna medel. Den ej likviderade delen av dessa medel, 20,2 MSEK, har överlåtits till annat koncernbolag per 2000-12-31. Den totala produktionen uppgick till 1.114 kton, vilket är 12,4% högre än 1999. Antalet levererade ton ökade med 7,3% till 1.113 kton.

Marknadssituationen för förpackningspapper och –kartong har varit mycket stark under år 2000 med god efterfrågan och successiva prishöjningar. Under andra halvåret märktes en viss försvagning i Nordamerika, vilket till viss del har påverkat situationen under sista kvartalet i Västeuropa. Även om konjunkturtoppen har nåtts så förväntas marknadssituationen vara fortsatt stark, åtminstone under första halvåret 2001, delvis tack vare att producenterna kommer att vidtaga produktionsbegränsningar i förebyggande syfte.

Investeringar

Årets investeringar uppgick till 496,2 MSEK (744,0). Av investeringarna utgör färdigställandet av en ny sodapanna samt installation av indunstningsanläggning vid Gruvön de enskilt största projekten.

Forskning och utveckling

Bolagets kostnader för forskning och utveckling (FOU) består dels av ersättning för nyttjande av Stora Ensos gemensamma FOU-enhet, dels egna resurser för process- och produktutveckling. Den sammanlagda kostnaden för detta uppgick till 75,9 MSEK (108,4).

Miljöpåverkan

Bolagets produktion avser massa, förpackningspapper och kartong. Verksamheten vid båda produktionsenheterna är tillståndspliktig enligt miljöbalken. Den yttre miljön påverkas av att främst koldioxid släpps ut i luften och att främst kemiskt syreförbrukande ämnen släpps ut i vatten. Ansökan inlämnades under 1998 till koncessionsnämnden för miljöskydd med anledning av planerad produktionsökning vid Skoghallsenheten. Under januari 2001 har förhandlingarna inför Miljödomstolen ägt rum. Bolaget har ännu ej erhållit något utslag från dessa förhandlingar.

Förslag till vinstdisposition

Styrelsen och verkställande direktören föreslår att till bolagsstämmans förfogande stående vinstmedel (KSEK)

Kvarstående vinstmedel från föregående år	6.764
Årets resultat	134.800
	141.564

disponeras sålunda

Utdelning till moderbolaget	141.564
Kvarstående vinstmedel att balansera i ny räkning	0
	141.564

RESULTATRÄKNING

(MSEK)	Not	2000		1999	
Nettoomsättning	1		6 270,4		5 020,4
Förändring av lager av färdiga varor			76,1		-7,7
Aktiverat arbete för egen räkning			8,2		10,6
			6 354,7		5 023,3
Rörelsens kostnader					
Frakter och försäljningskommissioner		-654,9		-560,0	
Råvaror och förnödenheter		-2 818,4		-2 209,3	
Personalkostnader	2	-886,5		-884,8	
Övriga externa kostnader	3	-650,3		-695,2	
Nedskrivning av anläggningstillgångar	5	-600,0		-6,6	
Planenliga avskrivningar	5	-536,3		-549,8	
Realisationsresultat	3	-2 902,1	-9 048,5	-1,2	-4 906,9
Rörelseresultat			**-2 693,8**		**116,4**
Ränteintäkter från koncernbolag		33,9		4,2	
Övriga ränteintäkter		5,9		1,3	
Räntekostnader till koncernbolag		-116,7		-45,0	
Övriga räntekostnader och liknande resultatposter		-10,6	-87,5	-15,0	-54,5
Resultat efter finansiella poster			**-2 781,3**		**61,9**
Bokslutsdispositioner	5, 12		3 835,7		-433,0
Koncernbidrag			-916,9		419,9
Skatter	4,12		-2,7		-
Årets resultat			**134,8**		**48,8**

BALANSRÄKNING

TILLGÅNGAR (MSEK)	Not	2000		1999	
Anläggningstillgångar					
Materiella anläggningstillgångar	5				
Byggnader, mark och markanläggningar		299,9		655,7	
Maskiner och andra tekniska anläggningar		1 467,4		5 921,1	
Inventarier och utrustning		85,2		147,9	
Pågående nyanläggningar och förskott		202,1	2 054,6	663,1	7 387,8
Finansiella anläggningstillgångar					
Andelar i koncernföretag	6	-		1 090,0	
Fordringar hos koncernföretag	7	-		420,0	
Andelar i övriga företag	8	0,0	0,0	3,3	1 513,3
Omsättningstillgångar					
Varulager m.m.	9		336,6		755,6
Fordringar					
Kundfordringar		478,4		659,6	
Fordringar hos koncernföretag		577,7		1 171,7	
Övriga fordringar		99,9		152,9	
Förutbetalda kostnader och upplupna intäkter	10	2,8	1 158,8	10,8	1 995,0
Kassa och bank			23,4		14,5
Summa tillgångar			**3 573,4**		**11 666,2**

BALANSRÄKNING

EGET KAPITAL OCH SKULDER (MSEK)	Not	2000		1999	
Eget kapital	11				
Bundet eget kapital					
Aktiekapital		350,0		350,0	
Reservfond		70,0		70,0	
		420,0		420,0	
Fritt eget kapital					
Balanserade vinst		6,7		2 857,9	
Årets resultat		134,8		48,8	
		141,5	561,5	2 906,7	3 326,7
Obeskattade reserver	12		966,9		4 802,6
Avsättningar					
Avsättningar för pensioner	13	66,1		370,9	
Övriga avsättningar	14	50,0	116,1	88,1	459,0
Skulder	15				
Leverantörsskulder		148,8		186,2	
Skulder till koncernföretag		1 554,1		2 503,4	
Övriga skulder		52,1		285,4	
Upplupna kostnader och förutbetalda intäkter	16	173,9	1 928,9	102,9	3 077,9
Summa eget kapital och skulder			**3 573,4**		**11 666,2**
Ställda panter	17		Inga		Inga
Ansvarsförbindelser	17		10,3		10,3

KASSAFLÖDESANALYS

(MSEK)	2000	1999
Den löpande verksamheten		
Resultat efter finansiella poster	-2 781,3	61,9
Justeringar för poster som inte ingår i kassaflödet, mm	4 051,8	645,7
	1 270,5	707,6
Betald skatt	-2,7	-4,3
Kassaflöde från den löpande verksamheten före förändring av rörelsekapital	**1 267,8**	**703,3**
Kassaflöde från förändring i rörelsekapital		
Ökning(-)/minskning(+) av varulager	-33,8	-34,5
Ökning(-)/minskning(+) av rörelsefordringar	-98,8	-128,3
Ökning(+)/minskning(-) av rörelseskulder	35,9	87,2
Kassaflöde från den löpande verksamheten	**1 171,1**	**627,7**
Investeringsverksamheten		
Försäljning av rörelsegren	-509,7	-
Förvärv av materiella anläggningstillgångar	-496,2	-744,0
Försäljning av materiella anläggningstillgångar	1,8	2,4
Förändring av övriga fordringar	1 191,9	-53,0
Försäljning av finansiella tillgångar (aktier)	989,1	-
Kassaflöde från investeringsverksamheten	**1 176,9**	**-794,6**
Finansieringsverksamheten		
Erhållna koncernbidrag	420,0	-
Förändring av övriga skulder	-2 403,0	-
Amortering av låneskuld	-	-107,7
Reglerade koncernbidragsfordringar	-	441,0
Kassaflöde från finansieringsverksamheten	**-2 403,0**	**333,3**
Årets kassaflöde	**365,0**	**166,4**
Likvida medel vid årets början	**204,1**	**37,7**
Likvida medel vid årets slut	**569,1**	**204,1**

TILLÄGGSUPPLYSNINGAR TILL KASSAFLÖDESANALYS

(MSEK)	2000	1999
Betalda räntor och erhållen utdelning		
Erhållen ränta	33,6	3,6
Erlagd ränta	-94,2	-54,6
	-60,6	**-51,0**
Justeringar för poster som inte ingår i kassaflödet mm		
Av- och nedskrivningar av tillgångar	1 157,5	556,4
Orealiserade kursdifferenser	-6,4	-4,7
Rearesultat försäljning av anläggningstillgångar	2 902,1	1,2
Rearesultat försäljning av rörelse/dotterföretag	-	9,1
Avsättningar till pensioner	15,9	29,2
Övriga avsättningar	-17,3	54,5
	4 051,8	**645,7**
Försäljning av rörelsegren		
Anläggningstillgångar	1 872,4	-
Andra tillgångar exkl. kassa, bank och koncernkonto		
Rörelsekapitaltillgångar	952,1	-
Övriga tillgångar	412,9	-
Skulder		
Rörelsekapitalskulder	-419,0	-
Pensionsskulder	-320,7	-
Övriga avsättningar	-20,8	-
Övriga skulder	-2 181,5	-
Delsumma	295,4	-
Fordringar avseende överlåtna nettotillgångar	-805,1	-
Effekt på kassa, bank och koncernkonto	**-509,7**	-

Likvida medel

Följande delkomponenter ingår i likvida medel:

	2000	1999
Kassa och bank	23,4	14,5
Koncernkonto	545,7	189,6
	569,1	**204,1**

TILLÄGGSUPPLYSNINGAR

Koncernuppgifter

Billerud AB är ett helägt dotterbolag till Stora Kopparbergs Bergslags AB med säte i Faluns kommun (org nr 556002-2096), som upprättar koncernredovisning för den minsta koncernen. Stora Enso Oyj (handelsreg. 676.550) med säte i Helsingfors, Finland, upprättar koncernredovisning för den största koncernen.

Det utländska moderföretagets koncernredovisning finns att tillgå hos Stora Enso Oyj, Kanavaranta 1, FIN-00160 Helsingfors, Finland.

Inköp från koncernbolag uppgick till 1.619,7 MSEK (1.802,5). För interna leveranser tillämpas marknadsprissättning (resale price method).

Redovisnings- och värderingsprinciper

Allmänna redovisningsprinciper

Årsredovisningen är upprättad enligt årsredovisningslagen från 1995 (ÅRL, 1995:1554). Bolaget har följt rekommendationer från Föreningen Auktoriserade Revisorer (FAR) och Redovisningsrådet.

Koncernkonton

Bolaget är anslutet till ett koncernkontosystem. Tillgodohavanden på koncernkonto respektive utnyttjande av koncernkontokredit redovisas som fordringar hos koncernföretag respektive skulder till koncernföretag.

Värderingsprinciper

Fordringar och skulder i utländsk valuta

Fordringar och skulder i utländsk valuta har värderats till balansdagskurs.

Värdering av varulager

Varulagret värderas till det lägre av anskaffnings-/tillverkningsvärde och nettoförsäljningsvärde. Anskaffnings-/tillverkningsvärdet har bestämts efter "först in, först ut" (FIFO) metoden. Generellt inkuransavdrag har gjorts med 3%.

Avskrivning på anläggningstillgångar

Avskrivningar enligt plan baseras på tillgångarnas anskaffningsvärden och beräknade ekonomiska livslängder. Följande procentsatser tillämpas:

Bostäder, kontorsfastigheter och laboratoriebyggnader	3%
Industribyggnader, markanläggningar och tyngre maskiner	5%
Reservdelar	5%
Lättare maskiner samt inventarier	10%
Datautrustning	25%
Fordon	25%

Bokföringsmässiga avskrivningar är beräknade enligt lag och överensstämmer med skattemässigt maximalt tillåtna avskrivningar. Skillnaden mellan planenliga och bokföringsmässiga avskrivningar redovisas i resultaträkningen bland bokslutsdispositioner. Ackumulerade avskrivningar över plan redovisas i balansräkningen bland obeskattade reserver.

Aktiverat arbete för egen räkning

Aktiverade kostnader avser enbart av egen personal nedlagd tid på större investeringsprojekt.

NOTER

Not 1 Nettoomsättning per marknad

Av bolagets nettoomsättning utgör 286,3 MSEK (275,1) försäljning till andra bolag inom Stora Enso-koncernen. Den externa nettoomsättningen utgör 5.984,1 MSEK (4.745,3) och fördelar sig på olika marknader enligt följande:

MSEK	2000	Andel av total %	1999	Andel av total %
Sverige	975,9	16,3	992,6	20,8
Övriga EU-länder	3 173,9	53,1	2 572,9	58,1
Övriga Europa	690,7	11,5	649,9	11,8
Summa Europa	4 840,5	80,9	4 215,4	90,7
USA och Kanada	151,1	2,5	9,3	0,1
Övriga marknader	992,5	16,6	520,6	9,2
	5 984,1	100,0	4 745,3	100,0

NOTER

Not 2 Personal och personalkostnader

	2000	1999
Medeltal anställda		
Antal anställda	2 151	2 163
varav kvinnor	466	443
Antal arbetsställen	3	3
Personalkostnader (MSEK)		
Löner och andra ersättningar		
Styrelse och VD	1,4	1,4
Övriga anställda	629,9	622,3
Summa löner och andra ersättningar	631,3	623,7
Sociala kostnader		
Avtalsenliga pensioner till styrelse och VD	0,1	0,1
Avtalsenliga pensioner, övriga	34,5	54,8
Övriga sociala kostnader	220,6	206,2
Summa sociala kostnader	255,2	261,1
Summa personalkostnader	886,5	884,8

Några förpliktelser gentemot styrelse och VD föreligger inte utöver pensionsförpliktelser (Not 13) och normalt förekommande uppsägningslön för verkställande direktören.

Av nedanstående förteckning framgår fördelningen av antalet anställda i Sverige per kommun och arbetsställe:

Kommun/arbetsställe i Sverige

	2000	1999
Hammarö		
Skoghalls bruk	968	949
Huvudkontoret	-	28
	968	977
Grums		
Gruvöns bruk	1 181	1 184
Säffle		
Kontor	2	2
	2 151	2 163

NOTER

Not 3 Övriga externa kostnader och realisationsresultat

MSEK	2000	1999
Realisationsresultat vid avyttring och utrangering av maskiner och inventarier, m.m.*)	-2 892,6	-1,2
Byggnader och mark*)	-8,6	-
Aktier och andelar**)	-0,9	-
	-2 902,1	**-1,2**

*) Avser överlåtelse av anläggningstillgångar vid Skoghalls Bruk till bolaget Stora Enso Skoghall AB
**) Aktier och andelar har i huvudsak överlåtits till moderbolaget Stora Kopparbergs Bergslags AB

Av bokförda kostnader till revisionsföretaget KPMG avser 0,6 MSEK revision och 0,3 MSEK andra uppdrag.

Not 4 Skatter

Årets skattekostnad -2,7 MSEK avser beskattningsåret 1999 (tax 2000).

Den latenta skatteintäkt som belöper på 2000 års resultat, har beräknats till 1.052,1 MSEK (-139,2).

NOTER

Not 5 Anläggningar

Materiella anläggningstillgångar

MSEK	Byggnader och mark	Maskiner och andra tekniska anläggningar	Inventarier och utrustning	Pågående nyanläggningar och förskott	Totalt
Anskaffningsvärden					
Ingående värden 2000-01-01	1 107,4	10 465,4	450,4	663,1	12 686,3
Investeringar	48,4	243,2	32,2	172,4	496,2
Omklassificeringar	80,7	541,7	0,8	-623,2	0,0
Avyttring till koncernbolag	-687,8	-6 505,5	-221,5	-10,2	-7 425,0
Övriga avyttringar och utrangeringar	-4,5	-43,0	-7,3	-	-54,8
Övriga förändringar	-	-929,5	7,4	-	-922,1
Utgående värden 2000-12-31	544,2	3 772,3	262,0	202,1	4 780,6
Ackumulerade avskrivningar enligt plan					
Ingående värden 2000-01-01	451,7	4 544,3	302,5	-	5 298,5
Planenliga avskrivningar	48,6	442,8	44,9	-	536,3
Nedskrivningar		600,0		-	600,0
Avyttringar till koncernbolag	-252,6	-2 331,4	-170,8	-	-2 754,8
Övriga avyttringar och utrangeringar	-3,4	-22,4	-6,0	-	-31,8
Övriga förändringar	-	-928,4	6,2	-	-922,2
Utgående värden 2000-12-31	244,3	2 304,9	176,8	-	2 726,0
Värde enligt balansräkning 2000-12-31	**299,9**	**1 467,4**	**85,2**	**202,1**	**2 054,6**
Ackumulerade avskrivningar utöver plan					
Ingående värden 2000-01-01	128,8	4 623,9	-	-	4 752,7
Avskrivningar	-110,4	-3 675,4	-	-	-3 785,8
Utgående värden 2000-12-31	18,4	948,5	-	-	966,9
Bokföringsmässigt värde 2000-12-31	**281,5**	**518,9**	**85,2**	**202,1**	**1 087,7**

Taxeringsvärdet på byggnader och mark uppgår till 516,0 MSEK (1.455,0). Taxeringsvärdet inkluderar tillgångar vilka i balansräkningen redovisats under posten maskiner och inventarier.

Operationella leasingavtal

Leasingavgifter utgör under 2000 3,0 MSEK (15,9). Avtalade framtida leasingavgifter uppgår till 32,0 MSEK (56,1).

NOTER

Not 6 Andelar i koncernföretag

Andelarna i de tidigare dotterbolagen Stora Enso Fors AB, Oppboga AB och Stora Enso Skoghall AB (f.d. Stora Paperboard Scandinavia AB) har överlåtits till Stora Kopparbergs Bergslags AB medan Stora Enso Billerud AB har överlåtits till Stora Enso Skoghall AB.

Not 7 Fordringar hos koncernföretag

MSEK	2000	1999
Anskaffningsvärden		
Ingående värden	420,0	366,9
Tillkommande fordringar	-	53,1
Reglerade fordringar	-420,0	-
Utgående värden	**-**	**420,0**

Not 8 Andelar i övriga företag

Namn	Org-Nr	Säte/ Land	Kapital-andel, %	Antal aktier	Nominellt värde	Bokfört värde
Scankraft Paper AB	556459-7572	SE	12,5	125	12 500	0,0
						0,0

NOTER

Not 9 Varulager m.m.

MSEK	2000	1999
Råvaror	51,8	135,8
Förbrukningsartiklar och förnödenheter	72,5	117,4
Färdiga varor	212,3	502,4
	336,6	755,6

Not 10 Förutbetalda kostnader och upplupna intäkter

Några enskilda poster av beloppsmässig betydelse förekommer inte.

Not 11 Eget kapital

	Bundet eget kapital		Fritt eget kapital		
	Aktie-kapital	Reserv-fond	Balanse-rad vinst	Årets resultat	Totalt
Ingående värden 2000-01-01	350,0	70,0	2 857,9	48,8	3 326,7
Årets resultat				134,8	134,8
Vinstdisposition enligt beslut av bolagsstämma			48,8	-48,8	0,0
Utdelning till moderbolaget			-2 900,0		-2 900,0
Utgående värden 2000-12-31	350,0	70,0	6,7	134,8	561,5

Aktiekapitalet består av 3.500.000 aktier à 100 kronor.

NOTER

Not 12 Bokslutsdispositioner och obeskattade reserver

Årets bokslutsdispositioner

MSEK	2000	1999
Skillnad mellan bokförd avskrivning och avskrivningar enligt plan	3 785,8	-477,9
Återföring av skatteutjämningsreserv (SURVK)	44,9	44,9
Upplösning periodiseringsfond	5,0	-
	3 835,7	-433,0

Obeskattade reserver

MSEK	Periodi-serings-fond *	Ackumulerade avskrivningar utöver plan	Skatteutjäm-ningsreserv (SURV) K	Totalt
Ingående värden 2000-01-01	5,0	4 752,7	44,9	4 802,6
Årets bokslutsdispositioner	-5,0	-3 785,8	-44,9	-3 835,7
Utgående värden 2000-12-31	**0,0**	**966,9**	**0,0**	**966,9** **

* Avser taxeringsår 1996
** Den latenta skatteskulden har beräknats till 256,7 MSEK (1.308,8) och sammanhänger främst med bolagets obeskattade reserver.

Not 13 Avsättningar för pensioner

PRI-skulden uppgår till 66,1 MSEK efter det att åtaganden motsvarande 301,1 MSEK har övertagits av Stora Enso Skoghall AB. Vid årets början uppgick den totala PRI-skulden till 345,9 MSEK.

Räntan har beräknats med 4,2% (3,6) på årets genomsnittliga skuld. PRI-skulderna är kreditförsäkrade via FPG/PRI.

I PRI-skulden ingår avsättning till styrelse och VD med 0,0 MSEK (6,8).

NOTER

Not 14 Övriga avsättningar

MSEK	2000	1999
Avsättning för kommande omstrukturering	50,0	59,5
Avsättning för punktskatter m.m.	-	5,6
Avsättning för återställning av fabrikslokaler	-	23,0
Summa	50,0	88,1

Not 15 Skulder

Skuldernas förfallostruktur framgår av nedanstående tabell.

MSEK	Inom 1 år	1-5 år	Mer än 5 år	Totalt
Leverantörsskulder	148,8	-	-	148,8
Skulder till koncernföretag	1 554,1	-	-	1 554,1
Övriga skulder	52,1	-	-	52,1
Upplupna kostnader och förutbetalda intäkter	173,9	-	-	173,9
Summa	1 928,9	-	-	1 928,9

NOTER

Not 16 Upplupna kostnader och förutbetalda intäkter

Större delen av beloppet utgöres av personalrelaterade skulder inklusive sociala avgifter 96,1 MSEK (22,0), punktskatter 17,3 MSEK (11,3) samt reservering för leveranskostnader 46,6 MSEK (47,8).

Not 17 Ställda säkerheter

Ställda panter

MSEK	2000	1999
Fastighetsinteckningar	Inga	Inga
Övriga panter	Inga	Inga

Ansvarsförbindelser

	2000	1999
Garantiförbindelser	7,5	7,2
Borgensförbindelser	2,8	3,1
Summa	10,3	10,3

Skoghall den 14 februari 2001

Ingvar Petersson
Styrelsens ordförande

Bert Östlund
Verkställande direktör

Yngve Stade

Pekka Suursalmi

Vår revisionsberättelse har avgivits den 2001

KPMG

Göran Blomquist
Auktoriserad revisor

Skoghall den 14 februari 2001

Ingvar Petersson
Styrelsens ordförande

Bert Östlund
Verkställande direktör

Yngve Stade

Pekka Suursalmi

Vår revisionsberättelse har avgivits den 16/2 2001

KPMG

Göran Blomquist
Auktoriserad revisor

Revisionsberättelse

Till bolagsstämman i Billerud AB

Org nr 556025-5001

Vi har granskat årsredovisningen och bokföringen samt styrelsens och verkställande direktörens förvaltning i Billerud AB för år 2000. Det är styrelsen och verkställande direktören som har ansvaret för räkenskapshandlingarna och förvaltningen. Vårt ansvar är att uttala oss om årsredovisningen och förvaltningen på grundval av vår revision.

Revisionen har utförts i enlighet med god revisionssed i Sverige. Det innebär att vi planerat och genomfört revisionen för att i rimlig grad försäkra oss om att årsredovisningen inte innehåller väsentliga fel. En revision innefattar att granska ett urval av underlagen för belopp och annan information i räkenskapshandlingarna. I en revision ingår också att pröva redovisningsprinciperna och styrelsens och verkställande direktörens tillämpning av dem samt att bedöma den samlade informationen i årsredovisningen. Som underlag för vårt uttalande om ansvarsfrihet har vi granskat väsentliga beslut, åtgärder och förhållanden i bolaget för att kunna bedöma om någon styrelseledamot eller verkställande direktören är ersättningsskyldig mot bolaget. Vi har även granskat om någon styrelseledamot eller verkställande direktören på annat sätt har handlat i strid med aktiebolagslagen, årsredovisningslagen eller bolagsordningen. Vi anser att vår revision ger oss rimlig grund för våra uttalanden nedan.

Årsredovisningen har upprättats i enlighet med årsredovisningslagen och ger därmed en rättvisande bild av bolagets resultat och ställning i enlighet med god redovisningssed i Sverige.

Vi tillstyrker att bolagsstämman fastställer resultaträkningen och balansräkningen, disponerar vinsten enligt förslaget i förvaltningsberättelsen och beviljar styrelsens ledamöter och verkställande direktören ansvarsfrihet för räkenskapsåret.

Karlstad den 16 februari 2001

KPMG

Göran Blomquist
Auktoriserad revisor

Protokoll fört vid ordinarie bolagsstämma med aktieägarna i Billerud Aktiebolag, 556025-5001, i Skoghall, Hammarö kommun den 16 februari 2001.

Närvarande:	Aktier
Stora Kopparbergs Bergslags AB genom Yngve Stade	3 500 000

Dessutom var Per Lyrvall närvarande.

§ 1

Öppnades stämman av Yngve Stade, som valdes till ordförande tillika protokollförare.

§ 2

Godkändes ovanstående närvaroförteckning att gälla såsom röstlängd vid stämman, varvid konstaterades att samtliga aktier var representerade.

§ 3

Utsågs Per Lyrvall att justera protokollet.

§ 4

Förklarades stämman vara i behörig ordning sammankallad samt godkändes dagordningen.

§ 5

Föredrogs årsredovisningen samt revisionsberättelsen för räkenskapsåret 2000.

§ 6

Fastställdes de i årsredovisningen intagna balans- och resultaträkningarna samt godkändes styrelsens och verkställande direktörens förslag till vinstdisposition innebärande att 141 564 293 kronor och 73 öre skall delas ut till aktieägaren Stora Kopparbergs Bergslags AB. Några kvarstående vinstmedel att balansera föreligger därefter inte.

§ 7

Beviljades styrelsen och verkställande direktören ansvarsfrihet för det gångna räkenskapsåret

§ 8

Till styrelseledamöter för tiden intill nästa ordinarie bolagsstämma valdes Ingvar Petersson, Yngve Stade, Pekka Suursalmi och Bert Östlund (samtliga omval).

§ 9

Till revisorer utsågs Caj Nackstad och Ove Wallinder.

§ 10

Beslutades att inga arvoden skall utgå till styrelseledamöterna. Arvode till revisorerna utgår mot räkning.

C:\TEMP\...Solstorp Billerud 46.doc

§ 11

Inga övriga frågor förekom till behandling och stämman förklarades därmed avslutad.

Vid protokollet:

Yngve Stade

Justeras:

Per Lyrvall

C:\TEMP\Ordinarie [illegible] AB.doc

EXPLANATORY NOTE

The following Annual Report of Billerud AB (publ) (formerly known as Stora Enso Paperboard AB) (the "**Company**") covers the period from January 1, 1999 through and including December 31, 1999 (the "**Annual Report**"). The Annual Report is in Swedish and no translation is being provided in English as permitted under Rule 12g3-2(b)(4) under the Securities Exchange Act of 1934, as amended ("**Rule 12g3-2(b)(4)**"). As the Company has not been obligated to make any information public, file any information with any securities exchange or distribute any information to shareholders since the beginning of its last fiscal year and no English translations, versions or summaries of the Annual Report have been prepared or caused to be prepared by the Company, the Annual Report was not required to be submitted with this application pursuant to Rule 12g3-2(b)(4). In the period concerned, the Company was a wholly owned subsidiary of Stora Kopparbergs Bergslags AB, which in turn was a wholly owned subsidiary of Stora Enso Oyj. Accordingly, the financials of the Company were consolidated into the financials of Stora Enso Oyj which are presented in the 1999 Annual Report of Stora Enso Oyj at tab A.15. Furthermore, the financials of the Company as it is presently constituted are not represented in the following Annual Report, instead pages 60-72 of the listing particulars (at tab B.2.) set forth the relevant financials for 1999.

Org nr 556025-5001

ÅRSREDOVISNING

1999

STORA ENSO PAPERBOARD AB

2000-04-04

Styrelsen och verkställande direktören för Stora Enso Paperboard AB avger härmed följande årsredovisning för verksamhetsåret 1999-01-01 – 1999-12-31.

FÖRVALTNINGSBERÄTTELSE

Ägarförhållanden och verksamhetsinriktning

Stora Enso Paperboard AB är ett helägt dotterbolag till Stora Kopparbergs Bergslags AB. I Stora Enso Paperboard AB ingår de båda produktionsenheterna Gruvön och Skoghall. Bolaget ingår i STORA ENSO-koncernens division för kartong- och förpackningspapper.

Resultat för verksamhetsåret och framtida resultatutveckling

Bolagets resultat före bokslutsdispositioner och skatt uppgick till 62,0 (-534,1). Den totala produktionen uppgick till 991 kton, vilket är 1,8% lägre än 1998. Antalet levererade ton ökade med 3,2% till 1.037 kton. Marknadssituationen i Västeuropa för producenterna av förpackningspapper och –kartong stärktes successivt under 1999, gynnad av prisökningar på massa och stor efterfrågan från marknader utanför Västeuropa. Prisökningar genomfördes framgångsrikt under andra halvåret inom flertalet produktområden, men på grund av den svaga inledningen på året, med omfattande produktionsbegränsningar, förblev lönsamheten svag.

Marknadssituationen förväntas bli ännu starkare under 2000, tack vare i främsta hand stark global ekonomisk tillväxt. Resultatet för 2000 förväntas därmed bli högre än resultatet för 1999.

Investeringar

Årets investeringar uppgick till 744,0 MSEK (679,0). Av investeringarna utgör installationen av en ny sodapanna samt ombyggnad av barrlinjen vid Gruvön de enskilt största projekten.

Forskning och utveckling

Bolagets kostnader för forskning och utveckling (FOU) består dels av ersättning för nyttjande av STORA ENSOs gemensamma FOU-enhet, dels egna resurser för process- och produktutveckling. Den sammanlagda kostnaden för detta uppgick till 108,4 MSEK (78,8).

Miljöpåverkan

Bolagets produktion avser massa, förpackningspapper och kartong. Verksamheten vid båda produktionsenheterna är tillståndspliktig enligt miljöbalken. Den yttre miljön påverkas av att främst koldioxid släpps ut i luften och att främst kemiskt syreförbrukande ämnen släpps ut i vatten. Ansökan inlämnades under 1998 till koncessionsnämnden för miljöskydd med anledning av planerad produktionsökning vid Skoghallsenheten.

Förslag till vinstdisposition

Styrelsen och verkställande direktören föreslår att till bolagsstämmans förfogande stående vinstmedel (KSEK)

Kvarstående vinstmedel från föregående år	2.857.925
Årets resultat	48.838
	2.906.763

disponeras sålunda

Utdelning till moderbolaget	2.900.000
Kvarstående vinstmedel att balansera i ny räkning	6.763
	2.906.763

RESULTATRÄKNING

(MSEK)	Not	1999		1998	
Nettoomsättning	1		5 020,4		5 319,8
Förändring av lager av färdiga varor			-7,7		-31,9
Aktiverat arbete för egen räkning			10,6		10,2
			5 023,3		5 298,1
Rörelsens kostnader					
Frakter och försäljningskommissioner		-560,0		-677,8	
Råvaror och förnödenheter		-2 209,3		-2 444,3	
Personalkostnader	2	-884,8		-920,5	
Övriga externa kostnader	3	-695,2		-747,3	
Nedskrivning av anläggningstillgångar	5	-6,6		-400,1	
Planenliga avskrivningar	5	-549,8		-531,6	
Realisationsresultat	3	-1,2	-4 906,9	-13,1	-5 734,7
Rörelseresultat			**116,4**		**-436,6**
Ränteintäkter från koncernbolag		4,2		6,1	
Övriga ränteintäkter		1,3		0,2	
Räntekostnader till koncernbolag		-45,0		-85,4	
Övriga räntekostnader och liknande resultatposter		-15,0	-54,5	-18,4	-97,5
Resultat efter finansiella poster			**61,9**		**-534,1**
Bokslutsdispositioner	5, 12		-433,0		34,7
Koncernbidrag			419,9		431,5
Skatter	4,12		-		-4,2
Årets resultat			**48,8**		**-72,1**

BALANSRÄKNING

TILLGÅNGAR (MSEK)	Not	1999		1998	
Anläggningstillgångar					
Materiella anläggningstillgångar	5				
Byggnader och mark		655,7		676,6	
Maskiner och andra tekniska anläggningar		5 921,1		6 178,9	
Inventarier och utrustning		147,9		149,3	
Pågående nyanläggningar och förskott		663,1	7 387,8	198,8	7 203,6
Finansiella anläggningstillgångar					
Andelar i koncernföretag	6	1 090,0		1 099,1	
Fordringar hos koncernföretag	7	420,0		366,9	
Andelar i övriga företag	8	3,3	1 513,3	3,4	1 469,4
Omsättningstillgångar					
Varulager m.m.	9		755,6		721,1
Fordringar					
Kundfordringar		659,6		704,9	
Fordringar hos koncernföretag		1 171,7		622,6	
Övriga fordringar		152,9		80,1	
Förutbetalda kostnader och upplupna intäkter	10	10,8	1 995,0	19,8	1 427,4
Kassa och bank			14,5		36,1
Summa tillgångar			**11 666,2**		**10 857,6**

BALANSRÄKNING

EGET KAPITAL OCH SKULDER (MSEK)	Not	1999		1998	
Eget kapital	11				
Bundet eget kapital					
Aktiekapital		350,0		350,0	
Reservfond		70,0		70,0	
		420,0		420,0	
Fritt eget kapital					
Balanserade vinst		2 857,9		2 930,0	
Årets resultat		48,8		-72,1	
		2 906,7	3 326,7	2 857,9	3 277,9
Obeskattade reserver	12		4 802,6		4 369,6
Avsättningar					
Avsättningar för pensioner	13	370,9		341,7	
Övriga avsättningar	14	88,1	459,0	33,6	375,3
Skulder	15				
Leverantörsskulder		186,2		201,6	
Skulder till koncernföretag		2 503,4		2 226,9	
Skatteskulder		-		4,3	
Övriga skulder		285,4		145,0	
Upplupna kostnader och förutbetalda intäkter	16	102,9	3 077,9	257,0	2 834,8
Summa eget kapital och skulder			**11 666,2**		**10 857,6**
Ställda panter	17		Inga		Inga
Ansvarsförbindelser	17		10,3		10,8

KASSAFLÖDESANALYS

(MSEK)	1999	1998
Den löpande verksamheten		
Resultat efter finansiella poster	61,9	-534,1
Justeringar för poster som inte ingår i kassaflödet, mm	645,7	960,8
	707,6	426,7
Betald skatt	-4,3	-
Kassaflöde från den löpande verksamheten före förändring av rörelsekapital	**703,3**	**426,7**
Kassaflöde från förändring i rörelsekapital		
Ökning(-)/minskning(+) av varulager	-34,5	38,6
Ökning(-)/minskning(+) av rörelsefordringar	-128,3	-1,9
Ökning(+)/minskning(-) av rörelseskulder	87,2	-68,9
Kassaflöde från den löpande verksamheten	**627,7**	**394,5**
Investeringsverksamheten		
Förvärv av materiella anläggningstillgångar	-744,0	-679,0
Försäljning av materiella anläggningstillgångar	2,4	7,6
Förvärv av finansiella tillgångar	-53,0	-
Försäljning av finansiella tillgångar	-	3,4
Kassaflöde från investeringsverksamheten	**-794,6**	**-668,0**
Finansieringsverksamheten		
Amortering av låneskuld	-107,7	-851,3
Reglerade koncernbidragsfordringar	441,0	1 111,0
Kassaflöde från finansieringsverksamheten	**333,3**	**259,7**
Årets kassaflöde	**166,4**	**-13,8**
Likvida medel vid årets början	**37,7**	**51,5**
Likvida medel vid årets slut	**204,1**	**37,7**

TILLÄGGSUPPLYSNINGAR TILL KASSAFLÖDESANALYS

(MSEK)	1999	1998
Betalda räntor och erhållen utdelning		
Erhållen ränta	3,6	4,7
Erlagd ränta	-54,6	-93,8
	-51,0	**-89,1**
Justeringar för poster som inte ingår i kassaflödet mm		
Av- och nedskrivningar av tillgångar	556,4	931,7
Orealiserade kursdifferenser	-4,7	-5,9
Rearesultat försäljning av anläggningstillgångar	1,2	13,1
Rearesultat försäljning av rörelse/dotterföretag	9,1	-
Avsättningar till pensioner	29,2	10,4
Övriga avsättningar	54,5	11,5
	645,7	**960,8**

Likvida medel

Följande delkomponenter ingår i likvida medel:

	1999	1998
Kassa och bank	14,5	36,1
Koncernkonto	189,6	1,6
	204,1	**37,7**

TILLÄGGSUPPLYSNINGAR

Koncernuppgifter

Stora Enso Paperboard AB är ett helägt dotterbolag till Stora Kopparbergs Bergslags AB med säte i Faluns kommun (org nr 556002-2096), som upprättar koncernredovisning för den minsta koncernen. Stora Enso Oyj (handelsreg. 676.550) med säte i Helsingfors, Finland, upprättar koncernredovisning för den största koncernen.

Det utländska moderföretagets koncernredovisning finns att tillgå hos Stora Enso Oyj, Kanavaranta 1, FIN-00160 Helsingfors, Finland.

Inköp från koncernbolag uppgick till 1.802,5 MSEK (2.142,2). För interna leveranser tillämpas marknadsprissättning (resale price method).

Redovisnings- och värderingsprinciper

Allmänna redovisningsprinciper

Årsredovisningen är upprättad enligt årsredovisningslagen från 1995 (ÅRL, 1995:1554). Bolaget har följt rekommendationer från Föreningen Auktoriserade Revisorer (FAR) och Redovisningsrådet.

Koncernkonton

Bolaget är anslutet till ett koncernkontosystem. Tillgodohavanden på koncernkonto respektive utnyttjande av koncernkontokredit redovisas som fordringar hos koncernföretag respektive skulder till koncernföretag.

Värderingsprinciper

Fordringar och skulder i utländsk valuta

Fordringar och skulder i utländsk valuta har värderats till balansdagskurs eller terminskurs om kurssäkring har skett genom terminskontrakt.

Värdering av varulager

Varulagret värderas till det lägre av anskaffnings-/tillverkningsvärde och nettoförsäljningsvärde. Anskaffnings-/tillverkningsvärdet har bestämts efter "först in, först ut" (FIFO) metoden. Inkuransavdrag har gjorts efter individuell bedömning.

Avskrivning på anläggningstillgångar

Avskrivningar enligt plan baseras på tillgångarnas anskaffningsvärden och beräknade ekonomiska livslängder. Följande avskrivningsperioder tillämpas:

Bostäder, kontorsfastigheter och laboratoriebyggnader	3%
Industribyggnader, markanläggningar och tyngre maskiner	5%
Reservdelar	5%
Lättare maskiner samt inventarier	10%
Datautrustning	25%
Fordon	25%

Bokföringsmässiga avskrivningar är beräknade enligt lag och överensstämmer med skattemässigt maximalt tillåtna avskrivningar. Skillnaden mellan planenliga och bokföringsmässiga avskrivningar redovisas i resultaträkningen bland bokslutsdispositioner. Ackumulerade avskrivningar över plan redovisas i balansräkningen bland obeskattade reserver.

Aktiverat arbete för egen räkning

Aktiverade kostnader avser enbart av egen personal nedlagd tid på större investeringsprojekt.

NOTER

Not 1 Nettoomsättning per marknad

Av bolagets nettoomsättning utgör 275,1 MSEK (262,0) försäljning till andra bolag inom STORA ENSO-koncernen. Den externa nettoomsättningen utgör 4.745,3 MSEK (5.057,8) och fördelar sig på olika marknader enligt följande:

MSEK	1999	Andel av total %	1998	Andel av total %
Sverige	992,6	20,8	1 051,0	20,8
Övriga EU-länder	2 572,9	58,1	2 936,5	58,1
Övriga Europa	649,9	11,8	595,6	11,8
Summa Europa	4 215,4	90,7	4 583,1	90,7
USA och Kanada	9,3	0,1	5,6	0,1
Övriga marknader	520,6	9,2	469,1	9,2
	4 745,3	100,0	5 057,8	100,0

NOTER

Not 2 Personal och personalkostnader

	1999	1998
Medeltal anställda		
Antal anställda	2 163	2 214
varav kvinnor	443	454
Antal arbetsställen	3	3
Personalkostnader (MSEK)		
Löner och andra ersättningar		
Styrelse och VD	1,4	6,0
Övriga anställda	622,3	628,6
Summa löner och andra ersättningar	623,7	634,6
Sociala kostnader		
Avtalsenliga pensioner till styrelse och VD	0,1	2,5
Avtalsenliga pensioner, övriga	54,8	36,6
Övriga sociala kostnader	206,2	213,7
Summa sociala kostnader	261,1	252,8
Övriga personalkostnader		33,1
Summa personalkostnader	884,8	920,5

Några förpliktelser gentemot styrelse och VD föreligger inte utöver pensionsförpliktelser (Not 13) och normalt förekommande uppsägningslön för verkställande direktören.

Av nedanstående förteckning framgår fördelningen av antalet anställda i Sverige per kommun och arbetsställe:

Kommun/arbetsställe i Sverige

Hammarö		
Skoghallsverken	949	977
Huvudkontoret	28	35
	977	1 012
Grums		
Gruvöns bruk	1 184	1 199
Säffle		
Kontor	2	2
Mölndal	-	1
	2 163	2 214

NOTER

Not 3 Övriga externa kostnader och realisationsresultat

MSEK	1999	1998
Realisationsresultat vid avyttring och utrangering av maskiner och inventarier, m.m.	-1,2	-13,1
	-1,2	**-13,1**

Av bokförda kostnader till revisionsföretaget KPMG avser 0,6 MSEK revision och 0,3 MSEK andra uppdrag.

Not 4 Skatter

Den latenta skattekostnad, som belöper på 1998 års resultat, har beräknats till -139,2 MSEK (24,9).

NOTER

Not 5 Anläggningar

Materiella anläggningstillgångar

MSEK	Byggnader och mark	Maskiner och andra tekniska anläggningar	Inventarier och utrustning	Pågående nyanläggningar och förskott	Totalt
Anskaffningsvärden					
Ingående värden 1999-01-01	1 082,7	10 271,0	410,5	198,8	11 963,0
Investeringar	24,3	191,1	46,7	481,9	744,0
Omklassificeringar	0,4	8,7	1,9	-11,0	0,0
Avyttring och utrangeringar, nedskrivningar	-	-5,4	-8,7	-6,6	-20,7
Utgående värden 1999-12-31	1 107,4	10 465,4	450,4	663,1	12 686,3
Ackumulerade avskrivningar enligt plan					
Ingående värden 1999-01-01	406,1	4 092,1	261,2		4 759,4
Planenliga avskrivningar	45,6	456,5	47,7		549,8
Avyttringar och utrangeringar	-	-4,3	-6,4		-10,7
Utgående värden 1999-12-31	451,7	4 544,3	302,5		5 298,5
Värde enligt balansräkning 1999-12-31	**655,7**	**5 921,1**	**147,9**	**663,1**	**7 387,8**
Ackumulerade avskrivningar utöver plan					
Ingående värden 1999-01-01	138,6	4 136,2	-		4 274,8
Avskrivningar	-9,8	487,7	-		477,9
Utgående värden 1999-12-31	128,8	4 623,9	-		4 752,7
Bokföringsmässigt värde 1999-12-31	**526,9**	**1 297,2**	**147,9**	**663,1**	**2 635,1**

Taxeringsvärdet på byggnader och mark uppgår till 1.455,0 MSEK (1.462,7). Taxeringsvärdet inkluderar tillgångar vilka i balansräkningen redovisats under posten maskiner och inventarier.

Operationella leasingavtal

Leasingavgifter utgör under 1999 15,9 MSEK (13,0). Avtalade framtida leasingavgifter uppgår till 56,1 MSEK (72,1).

NOTER

Not 6 Andelar i koncernföretag

			Innehavets omfattning		Innehavets värde	
Namn	**Org-Nr**	**Kommun**	**Kapital-andel**	**Antal aktier**	**Nominellt värde**	**Bokfört värde**
Stora Enso Billerud AB	556000-1595	Hammarö	100%	2 000	100 000	100,1
Stora Enso Fors AB	556012-8661	Avesta	100%	1 800 000	1 800 000	975,4
Oppboga AB	556004-5600	Lindesberg	100%	12 000	12 000 000	14,4
Stora Enso Paperboard Scandinavia AB	556298-2545	Karlstad	100%	1 000	100 000	0,1
						1 090,0

Not 7 Fordringar hos koncernföretag

MSEK	**1999**	**1998**
Anskaffningsvärden		
Ingående värden	366,9	370,4
Tillkommande fordringar	53,1	-
Reglerade fordringar	-	-3,5
Utgående värden	**420,0**	**366,9**

Not 8 Andelar i övriga företag

Namn	**Org-Nr**	**Säte/ Land**	**Kapital-andel, %**	**Antal aktier**	**Nominellt värde**	**Bokfört värde**
Otor S.A.		FR	10,2	44 250	4 425 000	3,2
Svensk Kartongåtervinning AB	556483-8828	SE	10,0	50	50 000	0,1
Fastighets AB Taredom	556286-3224	SE	2,5	50	5 000	
Scankraft Paper AB	556459-7572	SE	12,5	125	12 500	
Mörmo Bostadsrättsförening		SE		2		
Skoghallsverkens Bruksbar Ek för		SE		1		
HSB Skoghall		SE		4		
HSB Grums (Nolby)		SE		3		
HSB Säffle (Apollo)		SE		1		
Brf Utsikten		SE		9		
						3,3

NOTER

Not 9 Varulager m.m.

MSEK	1999	1998
Råvaror	135,8	123,8
Förbrukningsartiklar och förnödenheter	117,4	92,6
Färdiga varor	502,4	504,7
	755,6	721,1

Not 10 Förutbetalda kostnader och upplupna intäkter

Större delen av beloppet utgöres av upplupna hyresintäkter och förutbetalda försäkringspremier 7,0 MSEK (9,0).

Not 11 Eget kapital

	Bundet eget kapital		Fritt eget kapital		
	Aktie-kapital	Reserv-fond	Balanse-rad vinst	Årets resultat	Totalt
Ingående värden 1999-01-01	350,0	70,0	2 930,0	-72,1	3 277,9
Årets resultat				48,8	48,8
Vinstdisposition enligt beslut av bolagsstämma			-72,1	72,1	0,0
Utgående värden 1999-12-31	350,0	70,0	2 857,9	48,8	3 326,7

Aktiekapitalet består av 3.500.000 aktier à 100 kronor.

NOTER

Not 12 Bokslutsdispositioner och obeskattade reserver

Årets bokslutsdispositioner

MSEK	1999	1998
Skillnad mellan bokförd avskrivning och avskrivningar enligt plan	-477,9	-10,1
Återföring av skatteutjämningsreserv (SURV) K	44,9	44,8
	-433,0	34,7

Obeskattade reserver

MSEK	Periodiserings-fond *	Ackumulerade avskrivningar utöver plan	Skatteutjämningsreserv (SURV) K	Totalt
Ingående värden 1999-01-01	5,0	4 274,8	89,8	4 369,6
Årets bokslutsdispositioner		477,9	-44,9	433,0
Utgående värden 1999-12-31	**5,0**	**4 752,7**	**44,9**	**4 802,6** **

* Avser taxeringsår 1996
** Den latenta skatteskulden har beräknats till 1.308,8 MSEK (1.171,6) och sammanhänger främst med bolagets obeskattade reserver.

Not 13 Avsättningar för pensioner

PRI-skulder ingår med 345,9 MSEK (338,4). Räntan har beräknats med 3,6% (4,9) på årets genomsnittliga skuld. PRI-skulderna är kreditförsäkrade via FPG/PRI.

I PRI-skulden ingår avsättning till styrelse och VD med 6,8 MSEK (5,6).

NOTER

Not 14 Övriga avsättningar

MSEK	1999	1998
Avsättning för kommande omstrukturering	59,5	
Avsättning för punktskatter m.m.	5,6	9,0
Avsättning för återställning av fabrikslokaler	23,0	
Avsättning för garantikostnader	-	24,6
Summa	88,1	33,6

Not 15 Skulder

Skuldernas förfallostruktur framgår av nedanstående tabell.

MSEK	Inom 1 år	1-5 år	Mer än 5 år	Totalt
Leverantörsskulder	186,2			186,2
Skulder till koncernföretag	2 503,4			2 503,4
Övriga skulder	233,0	1,6	50,8	285,4
Upplupna kostnader och förutbetalda intäkter	102,9			102,9
Summa	3 025,5	1,6	50,8	3 077,9

W

NOTER

Not 16 Upplupna kostnader och förutbetalda intäkter (totalt 102,9 MSEK)

Större delen av beloppet utgöres av löneskuld och sociala avgifter 22,0 MSEK (168,6), punktskatter 11,3 MSEK samt reservering för försäljningskostnader 47,8 MSEK (39,4).

Not 17 Ställda säkerheter

Ställda panter

MSEK	1999	1998
Fastighetsinteckningar	Inga	Inga
Övriga panter	Inga	Inga

Ansvarsförbindelser

	1999	1998
Garantiförbindelser	7,2	7,2
Borgensförbindelser	3,1	3,6
Summa	10,3	10,8

Skoghall den 5 april 2000

Torbjörn Loghed
Styrelsens ordförande

Ragnar Törner
Verkställande direktör

Per Lyrvall

Vår revisionsberättelse har avgivits den 12/4 2000

KPMG

Göran Blomquist
Auktoriserad revisor

Interim Report
January – September 2001

	Quarter		January - September	
MSEK	**2001 Q 3**	2001 Q 2	**2001**	2000
Net turnover	**1,643**	3,031	**9,564**	18,827
Operating profit	**319**	1,703	**2,711**	2,667
Profit after net financial items	**354**	1,697	**2,741**	2,402
Earnings per share, SEK - calculated on average number of shares	**2.68** **95,157,179**	20.70 95,157,179	**27.45** **98,616,673***	17.18 118,373,034

* weighted average

- The Swedish State has through Sveaskog AB made a public offer for all the shares in AssiDomän AB. The offer value is estimated to correspond to approximately SEK 280 per share. AssiDomän's Board has recommended shareholders to accept the offer.
- Profit after net financial items decreased in the third quarter by MSEK 1,343, compared with the previous quarter. This decline is mainly due to capital gains in the second quarter. In the first nine months of 2001, profit after net financial items improved by MSEK 339, compared with the same period in the previous year.
- Operating profit for remaining units, excluding Billerud and property sales, decreased by MSEK 21 to MSEK 181, compared with the previous quarter. This decline is mainly seasonal. Operating profit for the first nine months of the year increased by MSEK 56 to MSEK 591, compared with the same period in the previous year.

If you have any questions concerning this report, please contact
Peter Månsson, Vice President, Investor Relations, Berit Hallberg, Senior Vice President, Corporate Communications, or Sven Eric Lundström, Executive Vice President, CFO. Telephone: +46 8 655 90 00.
E-mail: mailbox@asdo.se (Corporate Communications), ir@asdo.se (Investor Relations)

Market

The terrorist attacks in the United States and the subsequent political uncertainty are having a negative impact on the already weak growth in the global economy. The intensity and duration of the global economic downturn are difficult to estimate today. The North American economy is expected to show negative growth figures in the fourth quarter while the economy in Europe is still showing slightly better development.

Despite this, a relatively even volume development is expected for sawlogs and pulpwood, although with lower deliveries than in the same period last year. Demand for sawn timber has weakened in Europe but a more balanced supply situation has temporarily improved market conditions. Demand for cartonboard has risen following a seasonal decline.

Prices for sawlogs, pulpwood and cartonboard are expected to be relatively stable. For sawn timber, redwood prices have leveled while a weak rise in market prices for whitewood products can be noted.

Sales, results and profitability

The sale of the Corrugated & Containerboard business area was completed in May 2001. In 2001, the business area is included in AssiDomän's consolidated accounts for the period January – April. The overall net earnings impact of this transaction amounted to MSEK 1,791, of which MSEK 1,603 was reported in the second quarter and MSEK 188 in the first quarter. Earnings for the third quarter were not affected by the sale.

Third quarter

AssiDomän's *net turnover* for the period amounted for remaining units (excluding Billerud) to MSEK 1,643, a decrease of 21% compared with the previous quarter mainly due to seasonal fluctuations. In total, turnover decreased by 46% as a result of the sale of the Corrugated & Containerboard business area.

Operating profit for remaining units amounted to MSEK 181, a decrease of MSEK 21 compared with the previous quarter. For Forestry & Wood Supply this deterioration was seasonal. Timber's profit was also adversely affected by a reduction in volumes during the vacation period. Cartonboard's earnings were negatively affected by a major planned maintenance and investment shutdown. Lower restructuring costs and elimination of the intercompany profit reserve in stocks reduced group-wide costs considerably.

In total, operating profit amounted to MSEK 319, compared with MSEK 1,703 in the second quarter. Earnings for the second quarter included an overall earnings impact from the sale of Corrugated & Containerboard of MSEK 1,333. Capital gains from property sales amounted to MSEK 29 (20).

Profit after net financial items amounted to MSEK 354, a decline of MSEK 1,343 compared with the previous quarter. Corrugated & Containerboard affected earnings for the second quarter by MSEK 1,319.

Net financial items amounted to MSEK 35 compared with MSEK -6 in the second quarter. This improvement was mainly due to interest income on a purchase price received.

January – September

Net turnover for the first three quarters amounted to MSEK 5,528 for remaining units, an increase of 3% compared with the previous year. In total, turnover amounted to MSEK 9,564, a decrease compared with the same period in 2000 of MSEK 9,263 or 49%. This change is essentially attributable to the sale of operations in both 2000 and 2001 and the formation of Billerud.

Operating profit for remaining units increased by MSEK 56 to MSEK 591. Both Cartonboard and Forestry & Wood Supply improved their earnings while Timber's earnings decreased. The operating margin amounted to 11% during the period.

Total operating profit amounted to MSEK 2,711, compared with MSEK 2,667 in the first nine months of 2000. The total earnings impact from Corrugated & Containerboard amounted to MSEK 1,610 (694). The results for the previous year included MSEK 388 for units sold to Frantschach and MSEK 332 in funds from Alecta (formerly SPP). The capital gain from property sales amounted to MSEK 52 (232).

Profit after net financial items amounted to MSEK 2,741, compared with MSEK 2,402 in the same period last year. Net financial items improved by MSEK 295 due to a substantially reduced net debt.

Net tax of MSEK –32 is reported for the period. This corresponds to a tax charge of 28% for remaining units and a positive tax effect from the sale of Corrugated & Containerboard. In the first three quarters of 2000, the tax charge was MSEK 364, corresponding to an average tax rate of 35% as well as a positive tax effect from the sale of operations.

Return on capital employed amounted to 14% during the period and return on equity was 15%, all calculated on a full-year basis. Interest cover was 13.3.

The number of employees decreased due to the sale of operations and rationalization measures. The average number of employees in remaining units amounted to 2,272.

Investments, cash flow and financial position

Investments amounted to MSEK 507 during the period January – September. The amount for remaining units was MSEK 246, with Cartonboard accounting for more than half.

Cash flow from operating activities amounted to MSEK 1,282. *Interest-bearing net cash* amounted to MSEK 4,919 on September 30, 2001, compared with a net debt of MSEK 2,177 at year-end 2000. Liquid assets increased mainly through liquid assets received from the sale of Corrugated & Containerboard but decreased through payment of the previously decided share redemption of MSEK 4,411. The interest-bearing debt also decreased through debts transferred to Billerud in conjunction with the company's formation.

The Group's visible *equity ratio* at the end of the period was 72%, compared with 62% at the beginning of the year. *The debt/equity ratio* was –0.22 (0.09).

Business areas

Forestry & Wood Supply

Third quarter

The market for pulpwood gradually weakened during the period. A subdued trend in the pulp and paper markets, together with market-related and other production shutdowns at the mills, contributed to some surplus supplies, mainly of pine pulpwood and chips. The sawlogs market was more balanced with some shortages in both north and south Sweden. Price reductions were implemented for both pulpwood and timber.

Operating profit amounted to MSEK 186, compared with MSEK 274 in the previous quarter. This downturn is mainly seasonal with lower delivery volumes and a higher proportion of pulpwood.

January – September

Operating profit amounted to MSEK 695, compared with MSEK 655 in the same period last year. Lower harvesting costs and higher deliveries from own forests contributed to this improvement and compensated for the slightly lower price level.

Timber

Third quarter

The European market for sawn timber remained uncertain with signs of lower demand in key sub markets. Despite this, prices for redwood products stabilized and rose slightly for whitewood products due to lower supplies in the summer. AssiDomän's delivery volumes were lower than in the previous quarter.

Operating profit for the quarter amounted to MSEK 1 compared with MSEK 11 in the previous quarter. This decline was mainly due to lower volumes.

January - September

Operating profit for the first nine months was MSEK 14, a decline of MSEK 15 compared with the same period in 2000. Higher deliveries could not compensate for lower selling prices.

The Swedish sawmill industry has been characterized by serious profitability problems for many years. During the year, these problems were aggravated in step with shrinking margins. For AssiDomän's sawmill operations, however, the focus on strategically selected markets and customers has increased resistance to the general deterioration in conditions for the industry. All units therefore show positive earnings.

Cartonboard

Third quarter

The general market situation for packaging board was characterized by a seasonal weakening in the third quarter. Prices were unchanged within the product areas in which AssiDomän operates. AssiDomän's delivery volumes decreased during the period, among other things due to the annual maintenance shutdown. Average prices rose slightly due to earlier price increases.

Operating profit for the quarter amounted to MSEK 18 compared with MSEK 56 in the previous quarter. This deterioration was due to the effects of the extended production shutdown which led to lower volumes and higher costs.

January – September

Operating profit for the period amounted to MSEK 114, an increase of MSEK 60 compared with the same period last year. This improvement was mainly due to higher selling prices, an improved product mix, higher delivery volumes and improved productivity.

Billerud

Third quarter

The trend for Billerud's paper products was relatively stable during the period while market pulp was affected by significant price decreases.

Operating profit amounted to MSEK 246, a decrease of MSEK 73 compared with the previous quarter. This decline was mainly due to lower average prices for market pulp, maintenance shutdowns at Gruvön and Karlsborg and the costs for the stock-exchange listing. Profit after net financial items amounted to MSEK 217.

January - September

Operating profit in the first nine months of 2001 amounted to MSEK 1,034, compared with MSEK 998 in the same period last year. This improvement was mainly due to higher average prices for paper products, expressed in Swedish kronor, which were counteracted by lower pulp prices and higher variable costs. Profit after net financial items amounted to MSEK 951.

Changes in the Group

Billerud

At the beginning of the year, AssiDomän's pulp and paper mills in Karlsborg and Skärblacka and Stora Enso's mill in Gruvön were merged to form the 50/50 owned company Billerud AB.

Following a decision at AssiDomän's Annual General Meeting in May 2001, AssiDomän's shareholding in Billerud will be distributed to shareholders in conjunction with the stock-exchange listing of the company. This is planned to take place in November this year.

Prior to the distribution, AssiDomän will acquire 20% of the shares in Billerud from Stora Enso. As a result, 70% of Billerud will be distributed to AssiDomän's shareholders. More detailed information in the terms for the distribution will be made available to shareholders at the beginning of November.

Public offer for AssiDomän

AssiDomän is now primarily a forestry company with 2.4 million hectares of productive timberland in Sweden. After the distribution of Billerud, the industrial operations will comprise the sawmill operations and the cartonboard mill in Frövi.

On October 10, the Swedish State, via its wholly owned company Sveaskog AB, made a offer to acquire all the shares in AssiDomän AB. The offer is subject to AssiDomän completing the distribution of its shares in Billerud. Payment is intended to take the form of cash and shares in Billerud which the State will receive when AssiDomän distributes Billerud.

The total value of the distribution of shares in Billerud and the takeover offer is estimated to correspond to approximately SEK 280 per share in AssiDomän. The MSEK 12,000 redemption program previously announced by AssiDomän will not be carried out if the offer is completed.

AssiDomän's Board has found the offer acceptable and has therefore unanimously decided to recommend the shareholders of AssiDomän AB to accept the State's offer. The State intends to present its offer in more detail in November through a prospectus which will be sent to all AssiDomän's shareholders.

Stockholm, October 30, 2001

Gunnar Palme
President

AssiDomän AB (publ) (556016-9020)

This interim report has not been reviewed by the Company's auditors.

Financial calendar

Year-end report for 2001	January 29, 2002

AssiDomän Group

Accounting principles

AssiDomän follows the recommendations of the Swedish Financial Accounting Standards Council. The accounting principles, as described in the Annual Report for 2000, are unchanged except for a change in the translation method for one subsidiary and adoption of the Swedish Financial Accounting Standards Council's recommendation RR 9 Income Taxes. The effects of these changes are described in the table "Changes in shareholders' equity" below. Comparative periods have been recalculated in a similar manner.

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR 20, Interim Reports.

	3 months			9 months		12 months	
Profit and Loss Account	**Q 3**	Q 2	Q 3	**Jan-Sep**	Jan-Sep	Oct 2000-	Full year
MSEK	**2001**	2001	2000	**2001**	2000	Sep 2001	2000
Net turnover	**1,643**	3,031	5,458	**9,564**	18,827	15,380	24,643
Other operating income	**33**	1,287	611	**1,331**	709	1,188	566
Raw materials and consumables	**-549**	-1,196	-2,037	**-3,615**	-6,636	-5,545	-8,566
Change in stocks	**-87**	-38	175	**-84**	130	-60	154
Other external costs	**-462**	-878	-1,564	**-2,740**	-5,465	-4,519	-7,244
Staff costs*	**-275**	-486	-1,055	**-1,664**	-3,611	-2,510	-4,457
Share of profits of associated companies	**109**	148	0	**473**	-1	470	-4
Depreciation according to plan	**-93**	-165	-407	**-554**	-1,286	-887	-1,619
Operating profit	**319**	1,703	1,181	**2,711**	2,667	3,517	3,473
Financial items	**35**	-6	-86	**30**	-265	-88	-383
Profit after financial items	**354**	1,697	1,095	**2,741**	2,402	3,429	3,090
Taxes	**-98**	273	93	**-32**	-364	66	-266
Minority interests	**-1**	0	-1	**-2**	-4	-4	-6
Net profit for the period	**255**	1,970	1,187	**2,707**	2,034	3,491	2,818
Net earnings/share, SEK	**2.68**	20.70	10.02	**27.45**	17.18	34.08	23.81
- calculated on average number of shares, millions	**95.2**	95.2	118.4	**98.6****	118.4	102.4**	118.4
* of which, SPP funds	**-**	-	332	**-**	332	-	332
** weighted average							

Balance Sheet	**Sep 30**	Sep 30	Dec 31
MSEK	**2001**	2000	2000
Fixed assets, non-interest bearing	**22,484**	16,849	30,164
Stocks	**716**	2,240	2,305
Current receivables, etc., non-interest-bearing	**2,057**	5,652	4,910
Liquid assets and interest-bearing receivables	**6,350**	3,245	2,925
Total assets	**31,607**	27,986	40,304
Shareholders' equity	**22,816**	14,507	24,931
Minority interests	**0**	24	29
Non-interest-bearing liabilities and provisions	**7,360**	7,128	10,242
Interest-bearing liabilities and provisions	**1,431**	6,327	5,102
Total shareholders' equity and liabilities	**31,607**	27,986	40,304

AssiDomän Group

Cash Flow Statement MSEK	**Jan-Sep 2001**	Jan-Sep 2000	Full year 2000
Operating surplus	**1,677**	3,699	4,739
Change in working capital, etc.	**-260**	-461	-599
Net financial items, taxes, etc.	**-135**	-1,130	-921
Cash flow from operating activities	**1,282**	2,108	3,219
Investments in fixed assets	**-507**	-1,033	-1,490
Company acquisitions	**-**	-42	-46
Sale of fixed assets	**10,556**	5,023	5,282
Change in interest-bearing receivables	**70**	-442	16
Cash flow from investing activities	**10,119**	3,506	3,762
Cash flow from financing activities	**-7,906**	-4,084	-5,326
Total cash flow	**3,495**	1,530	1,655
Liquid assets at the beginning of the year	**2,853**	1,187	1,187
Exchange differences in liquid assets	**0**	0	11
Liquid assets at the end of the period	**6,348**	2,717	2,853

Changes in shareholders' equity	**Jan-Sep 2001**	Jan-Sep 2000	Full year 2000
Opening equity on January 1 according to adopted balance sheet	**24,843**	13,194	13,194
Change in translation method *	**95**	89	95
Effect of adoption of RR 9 Income Taxes	**-7**	-	-7
Adjusted opening equity	**24,931**	13,283	13,282
Redemption of shares **	**-4,411**	-	-
Dividend	**-619**	-710	-710
Provision to revaluation reserve	**-**	-	9,604
Realized translation difference taken up as income	**137**	-	-
Translation difference for the period	**137**	-73	22
Adjustment for hedging carried out	**-66**	-27	-85
Net profit for the period	**2,707**	2,034	2,818
Closing equity at the end of the period	**22,816**	14,507	24,931

* Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St. Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – September and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method. This change was realized in conjunction with the sale to Kappa.

** On March 29, 2001, shareholders' equity decreased through redemption of 23,215,855 shares at SEK 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

AssiDomän Group

Key Figures *	Jan-Sep 2001	Jan-Sep 2000	Full year 2000
Operating margin, % 1)	**11**	10	10
Return on capital employed, % 2)	**14**	17	14
Return on equity, % 2)	**15**	20	15
Equity ratio, %	**72**	52	62
Debt/equity ratio, times	**-0.22**	0.21	0.09
Interest-bearing net debt, MSEK	**-4,919**	3,082	2,177
Earnings per share after full tax, SEK 3)	**27.45**	17.18	23.81
Cash flow per share, SEK 3)	**29.13**	31.93	40.80
Equity per share, SEK 3)	**240**	123	210
Average number of employees	**5,994**	15,248	14,506
Average number of employees in remaining units	**2,272**	2,398	2,342

1) Operating margin relates to remaining units, other key figures pertain to the entire Group.
2) Calculated on an annual basis.
3) Second and third quarters of 2001 calculated on 95.157,179 shares, first quarter of 2001 and 2000 calculated on
118,373,034 shares.

* Definitions, see Annual Report for 2000.

Business areas

Quarterly breakdown of net turnover by business area and for the Group

	2001			2000				1999	
MSEK	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3
Forestry & Wood Supply	**966**	1,158	1,225	1,257	964	1,212	1,276	1,206	888
Timber	**568**	623	622	612	501	585	671	730	558
Cartonboard	**510**	555	529	494	444	539	473	435	475
Other & intra-Group deliveries	**-401**	-263	-564	-526	-447	-384	-489	-327	-535
Total remaining units	**1,643**	2,073	1,812	1,837	1,462	1,952	1,931	2,044	1,386
AssiDomän units included in Billerud since January 1, 2001	**-**	-	-	1,068	928	902	847	789	719
Units sold to Kappa	**-**	1,066	3,401	3,247	2,906	3,116	2,919	2,804	2,651
Units sold to Frantschach	**-**	-	-	-	502	1,310	1,311	1,138	1,275
Other & intra-Group deliveries	**-**	-108	-323	-336	-340	-471	-448	-363	-268
Total Group	**1,643**	3,031	4,890	5,816	5,458	6,809	6,560	6,412	5,763

Quarterly breakdown of earnings by business area and for the Group

MSEK	2001 Q 3	2001 Q 2	2001 Q 1	2000 Q 4	2000 Q 3	2000 Q 2	2000 Q 1	1999 Q 4	1999 Q 3
Forestry & Wood Supply	**186**	274	235	235	162	217	276	247	139
Timber	**1**	11	2	12	2	14	13	0	-14
Cartonboard	**18**	56	40	46	26	24	4	20	31
Other and eliminations	**-24**	-139	-69	-108	-53	-121	-29	-94	-78
Total remaining units	**181**	202	208	185	137	134	264	173	78
Property sales	**29** [1]	20 [1]	3	29	200	15	17	7	21
SPP funds	-	-	-	-	332	-	-	-	-
Share of profit of Billerud	**109**	148	218	-	-	-	-	-	-
AssiDomän units included in Billerud since January 1, 2001	-	-	-	285	264	186	98	82	86
Units sold to Kappa	-	1,333 [2]	277	324	199	299	196	37	114
Units sold to Frantschach	-	-	-	-	70	184	134	-106	94
Other and eliminations	-	-	-17	-17	-21	-20	-21	-20	-21
Operating profit before write-downs	**319**	1,703	689	806	1,181	798	688	173	372
Write-downs	-	-	-	-	-	-	-	-1,540	-
Operating profit/loss after write-downs	**319**	1,703	689	806	1,181	798	688	-1,367	372
Financial items	**35**	-6 [2,3]	1	-118	-86	-56	-123	-133	-134
Profit/loss after financial items *	**354**	1,697	690	688	1,095	742	565	-1,500	238
Taxes	**-98**	273	-207	98	93	-258	-199	151	-116
Minority interests	**-1**	0	-1	-2	-1	-2	-1	1	-1
Net profit/loss for the period	**255**	1,970	482	784	1,187	482	365	-1,348	121
Net earnings/share, SEK	**2.68**	20.70	4.07	6.63	10.02	4.08	3.08	-11.39	1.02
- excl. write-downs								-0.59	
- calculated on average number of shares, millions	**95.2**	95.2	118.4	118.4	118.4	118.4	118.4	118.4	118.4

*** Non-recurring items and earnings from units sold to Kappa**

	Q 3	Q 2
1) capital gains property sales	**29**	20
2) earnings from units sold to Kappa	-	1,319
3) additional purchase price	-	13
Total	**29**	1,352

Quarterly breakdown of deliveries and production volumes by business unit

	2001 Q 3	2001 Q 2	2001 Q 1	2000 Q 4	2000 Q 3	2000 Q 2	2000 Q 1	1999 Q 4	1999 Q 3
Forestry									
Deliveries, 000 m^{3}sub 1)	**1,211**	1,357	1,276	1,531	1,137	1,259	1,376	1,450	1,067
Timber									
Deliveries, 000 m^{3}fo	**286**	310	315	312	255	303	325	366	251
Production, 000 m^{3}fo	**260**	315	314	321	246	302	322	333	266
Cartonboard									
Deliveries, ktonnes	**73**	80	76	71	65	82	75	67	67
Production, ktonnes	**60**	80	78	76	73	73	72	67	75

1) Deliveries from Group forests

AssiDomän Group in euros *)

*) Exchange rates used are shown in the Exchange rates table in Euro Appendix 4

	3 months			9 months		12 months	
Profit and Loss Account	Q 3	Q 2	Q 3	Jan-Sep	Jan-Sep	Oct 2000-	Full year
MEUR	**2001**	2001	2000	**2001**	2000	Sep 2001	2000
Net turnover	**119.3**	328.6	620.2	**982.3**	2,209.5	1,553.9	2,781.1
Other operating income	**-4.7**	140.2	71.6	**136.7**	83.2	117.4	63.9
Raw materials and consumables	**-37.2**	-129.8	-232.1	**-371.3**	-778.8	-559.2	-966.7
Change in stocks	**-8.9**	-4.2	20.6	**-8.6**	15.3	-6.5	17.4
Other external costs	**-33.2**	-95.1	-177.7	**-281.4**	-641.4	-457.6	-817.6
Staff costs *	**-19.6**	-52.6	-119.9	**-170.9**	-423.8	-250.1	-503.0
Share of profits of associated companies	**8.8**	16.1	0.0	**48.5**	-0.1	48.1	-0.5
Depreciation according to plan	**-6.7**	-17.9	-46.4	**-56.9**	-150.9	-88.7	-182.7
Operating profit	17.8	185.3	136.3	**278.4**	313.0	357.3	391.9
Financial items	**3.6**	-0.6	-9.8	**3.1**	-31.1	-9.0	-43.2
Profit after financial items	**21.4**	184.7	126.5	**281.5**	281.9	348.3	348.7
Taxes	**-10.5**	29.8	11.6	**-3.3**	-42.7	9.4	-30.0
Minority interests	**-0.1**	0.0	-0.1	**-0.2**	-0.5	-0.4	-0.7
Net profit for the period	10.8	214.5	138.0	**278.0**	238.7	357.3	318.0
Net earnings/share EUR	**0.12**	2.25	1.18	**2.82**	2.03	3.48	2.69
- calculated on average number of share, millions	**95.2**	95.2	118.4	**98.6 ****	118.4	102.4 **	118.4
* of which, SPP funds	**-**	-	39.0	**-**	39.0	-1.5	37.5

** weighted average

Balance Sheet	**Sep 30**	Sep 30	Dec 31
MEUR	**2001**	2000	2000
Fixed assets, non-interest-bearing	**2,309.3**	1,977.3	3,404.2
Stocks	**73.5**	262.9	260.1
Current receivables, etc., non-interest-bearing	**211.3**	663.3	554.1
Liquid assets and interest-bearing receivables	**652.2**	380.8	330.1
Total assets	**3,246.3**	3,284.3	4,548.5
Shareholders' equity	**2,343.4**	1,702.5	2,813.4
Minority interests	**0.0**	2.8	3.3
Non-interest-bearing liabilities and provisions	**755.9**	836.5	1,156.0
Interest-bearing liabilities and provisions	**147.0**	742.5	575.8
Total shareholders' equity and liabilities	**3,246.3**	3,284.3	4,548.5

AssiDomän Group in euros *

* Exchange rates used are shown in the Exchange rates table in Euro Appendix 4

Cash Flow Statement MEUR	Jan-Sep 2001	Jan-Sep 2000	Full year 2000
Operating surplus	**172.2**	434.1	534.8
Change in working capital, etc.	**-26.7**	-54.1	-67.6
Net financial items, taxes, etc.	**-13.8**	-132.6	-103.9
Cash flow from operating activities	**131.7**	247.4	363.3
Investments in fixed assets	**-52.1**	-121.2	-168.1
Company acquisitions	**-**	-4.9	-5.2
Sale of fixed assets	**1,084.2**	589.4	596.1
Change in interest-bearing receivables	**7.2**	-51.9	1.8
Cash flow from investing activities	**1,039.3**	411.4	424.6
Cash flow from financing activities	**-812.0**	-479.2	-601.1
Total cash flow	**359.0**	179.6	186.8
Liquid assets at the beginning of the year	**322.0**	138.9	138.9
Exchange differences in liquid assets	**-29.0**	0.4	-3.7
Liquid assets at the end of the period	**652.0**	318.9	322.0

Changes in shareholders' equity	Jan-Sep 2001	Jan-Sep 2000	Full year 2000
Opening equity on January 1 according to adopted balance sheet	**2,803.6**	1,544.1	1,544.1
Change in translation method 1)	**9.8**	10.5	10.7
Effect of adoption of RR 9 Income Taxes	**-0.7**	-	-0.8
Adjusted opening equity	**2,812.7**	1,554.6	1,554.0
Translation difference in opening equity	**-252.0**	4.3	-55.1
Dividend	**-63.6**	-83.3	-80.1
Redemption of shares 2)	**-453.1**	-	-
Provision to revaluation reserve	**-**	-	1,083.8
Realized translation difference taken up as income	**14.1**	-	-
Translation difference for the period	**14.1**	-8.6	2.4
Adjustment for hedging carried out	**-6.8**	-3.2	-9.6
Net profit for the period	**278.0**	238.7	318.0
Closing equity at the end of the period	**2,343.4**	1,702.5	2,813.4

1) Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St. Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – September and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method. This change was realized in conjunction with the sale to Kappa.

2) On March 29, 2001, shareholders' equity decreased through redemption of 23,215,855 shares at SEK 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

AssiDomän Group in euros *

* Exchange rates used are shown in the Exchange rates table in Euro Appendix 4

Key Figures *	Jan-Sep 2001	Jan-Sep 2000	Full year 2000
Operating margin, % 1)	**11**	10	10
Return on capital employed, % 2)	**14**	17	14
Return on equity, % 2)	**15**	20	15
Equity ratio, %	**72**	52	62
Debt/equity ratio, times	**-0.22**	0.21	0.09
Interest-bearing net debt, MEUR	**-505.2**	361.7	245.7
Earnings per share after full tax, EUR	**2.82**	2.03	2.69
Cash flow per share, EUR 3)	**2.99**	3.75	4.60
Equity per share, EUR 3)	**24.63**	14.38	23.68
Average number of employees	**5,994**	15,248	14,506
Average number of employees in remaining units	**2,272**	2,398	2,342

1) Operating margin relates to remaining units, other key figures pertain to the entire Group.
2) Calculated on annual basis.
3) Second and third quarters of 2001 calculated on 95,157,179 shares, first quarter 2001 and 2000 calculated on 118,373,034 shares.

* Definitions, see Annual Report for 2000.

Business areas in euros *)

*) Exchange rates used are shown in the Exchange rates table in Euro Appendix 4

Quarterly breakdown of net turnover by business area and for the Group

	2001			2000				1999	
MEUR	**Q 3**	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3
Forestry & Wood Supply	**84.4**	125.8	133.8	126.3	109.3	142.0	153.8	149.0	102.8
Timber	**50.5**	67.7	68.0	61.2	56.9	68.4	80.9	89.7	64.5
Cartonboard	**45.6**	60.3	57.8	49.2	50.6	63.3	57.0	54.0	54.9
Other & intra-Group deliveries	**-36.0**	-28.5	-61.6	-53.4	-51.2	-44.9	-58.9	-41.5	-61.6
Total remaining units	**144.5**	225.3	198.0	183.3	165.6	228.8	232.8	251.2	160.6
AssiDomän units included in Billerud since January 1, 2001	**-**	-	-	108.4	106.3	105.9	102.0	97.2	83.1
Units sold to Kappa	**-27.9**	115.0	371.7	326.2	331.9	365.6	351.8	347.8	306.5
Units sold to Frantschach	**-**	-	-	-14.0	54.9	153.6	158.0	141.7	147.2
Other & intra-Group deliveries	**2.7**	-11.7	-35.3	-32.3	-38.5	-55.2	-54.0	-45.1	-31.2
Total Group	**119.3**	328.6	534.4	571.6	620.2	798.7	790.6	792.8	666.2

Business areas in euros *)

*) Exchange rates used are shown in the Exchange rates table below

Quarterly breakdown of earnings by business area and for the Group

	2001			2000				1999	
MEUR	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3
Forestry & Wood Supply	**15.9**	29.8	25.7	23.5	18.3	25.3	33.3	30.7	16.3
Timber	**0.0**	1.2	0.2	1.2	0.2	1.6	1.6	-0.1	-1.6
Cartonboard	**1.2**	6.1	4.4	5.0	3.0	2.8	0.5	2.3	3.6
Other and eliminations	**-1.1**	-15.2	-7.5	-11.3	-6.0	-14.3	-3.5	-11.4	-9.0
Total remaining units	**16.0**	21.9	22.8	18.4	15.5	15.4	31.9	21.5	9.3
Property sales	**2.8** [1]	2.2 [1]	0.3	2.3	23.4	1.8	2.0	1.1	2.4
SPP funds	-	-	-	-1.5	39.0	-	-	-	-
Share of profit of Billerud	**8.9**	16.1	23.8	-	-	-	-	-	-
AssiDomän units included in Billerud since January 1, 2001	-	-	-	29.7	30.5	22.0	11.8	9.7	9.8
Units sold to Kappa	**-10.0** [2]	145.1 [2]	30.3	33.5	22.6	35.2	23.6	5.3	13.2
Units sold to Frantschach	-	-	-	-1.7	7.7	21.7	16.1	-12.0	10.8
Other and eliminations	**0.1**	-	-1.9	-1.8	-2.4	-2.3	-2.5	-2.8	-2.5
Operating profit before write-downs	**17.8**	185.3	75.3	78.9	136.3	93.8	82.9	22.8	43.0
Write-downs	-	-	-	-	-	-	-	-180.0	-
Operating profit/loss after write-downs	**17.8**	185.3	75.3	78.9	136.3	93.8	82.9	-157.2	43.0
Financial items	**3.6** [2,3]	-0.6 [2,3]	0.1	-12.1	-9.8	-6.5	-14.8	-16.4	-15.5
Profit/loss after financial items *	**21.4**	184.7	75.4	66.8	126.5	87.3	68.1	-173.6	27.5
Taxes	**-10.5**	29.8	-22.6	12.7	11.6	-30.3	-24.0	16.9	-13.4
Minority interests	**-0.1**	0.0	-0.1	-0.2	-0.1	-0.3	-0.1	0.1	-0.1
Net profit/loss for the period	**10.8**	214.5	52.7	79.3	138.0	56.7	44.0	-156.6	14.0
Net earnings/share, EUR	**0.12**	2.25	0.45	0.66	1.18	0.48	0.37	-1.32	0.12
- excl. write-downs								-0.06	
- calculated on average number of shares, millions	**95.2**	95.2	118.4	118.4	118.4	118.4	118.4	118.4	118.4

*** Non-recurring items and earnings from units sold to Kappa**

1) capital gains property sales	**2.8**	2.2
2) earnings from units sold to Kappa	**-10.0**	143.6
3) additional purchase price	**-0.1**	1.4
Total	**-7.3**	147.2

Exchange rates	**EUR 1 =**
September 30, 2001	SEK 9.736200
June 30, 2001	SEK 9.178000
March 31, 2001	SEK 9.151000
December 31, 2000	SEK 8.861000
September 30, 2000	SEK 8.521000
June 30, 2000	SEK 8.412000
March 31, 2000	SEK 8.298000
December 31, 1999	SEK 8.545000
September 30, 1999	SEK 8.719800
June 30, 1999	SEK 8.752500
March 31, 1999	SEK 8.880600



2001-07-31

Interim Report
January – June 2001

	Quarter		January - June	
MSEK	**2001 Q 2**	2001 Q 1	**2001**	2000
Net turnover	**3,031**	4,890	**7,921**	13,369
Operating profit	**1,703**	689	**2,392**	1,486
Profit after net financial items	**1,697**	690	**2,387**	1,307
Earnings per share, SEK	**20.70**	4.07	**24.77**	7.16
- Calculated on average number of shares	**95,157,179**	118,373,034	**98,990,715 ***	118,373,034

* weighted average

- Profit after net financial items increased in the second quarter by MSEK 1,007, compared with the previous quarter. In the first half of 2001, profit after net financial items rose by MSEK 1,080, compared with the first half of the previous year. This improvement is due to the sale of units.
- Operating profit for remaining units excluding Billerud increased by MSEK 11 to MSEK 222, compared with the previous quarter. Operating profit for the first half of 2001 increased by MSEK 3 to MSEK 433, compared with the same period in 2000.
- The sale of the Corrugated & Containerboard business area to the Dutch company Kappa was completed following EU approval in May. As of 1 January 2001, this transaction provided a capital gain (including tax effect) of MSEK 1,870.
- In autumn 2001, the Board of Directors will call an extraordinary general meeting and propose a transfer of approximately MSEK 12,000 to shareho[illegible] [illegible]emption of shares.

If you have any questions concerning this report, please contact
Peter Månsson, Vice President, Investor Relations, Berit Hallberg, Senior Vice President, Corporate Communications, or Sven Eric Lundström, Executive Vice President, CFO. Telephone: +46 8 655 90 00.
E-mail: mailbox@asdo.se (Corporate Communications), ir@asdo.se (Investor Relations)

Market

Growth in the global economy is expected to remain weak throughout the rest of the year. At present, the decline in the US is expected to reach its lowest point in autumn at the earliest. Since the downturn in Europe started later than in the US, the weakening of the European economy will probably continue.

A relatively stable volume development is expected for AssiDomän's remaining products despite slower demand growth than in the same period last year.

Prices for cartonboard and sawlogs are relatively stable while a continued fall in market prices for sawn timber can be noted.

Sales, results and profitability

The sale of the Corrugated & Containerboard business area was completed in May 2001. In 2001, the business area is included in AssiDomän's consolidated accounts for the period January – April. Completed restructuring may make comparisons between different periods difficult (see below under *Changes in the Group*).

Second quarter

AssiDomän's *net turnover* for the period, MSEK 3,031, decreased compared with the previous quarter by MSEK 1,859 or 38% due to the sale of the Corrugated & Containerboard business area. Turnover for remaining units (excluding Billerud) rose 14%.

Operating profit improved for all remaining units. Earnings were charged with a higher provision for intercompany profits in stocks. In the first quarter, elimination of the intercompany profit reserve had a positive impact on earnings. Taken overall, earnings increased by MSEK 11 compared with the previous quarter and amounted to MSEK 222.

Profit after net financial items amounted to MSEK 1,697, an increase of MSEK 1,007 over the previous quarter. Corrugated & Containerboard, including the effects of the sale in the second quarter, had an impact on the result for the second quarter of MSEK 1,319, compared with MSEK 237 in the first quarter. Capital gains from the sale of properties amounted to MSEK 20 compared with MSEK 3 in the first quarter.

Net financial items amounted to MSEK –6 compared with MSEK 1 in the first quarter. The positive effect of the purchase price received from Kappa during the quarter was neutralised by the share redemption carried out in the first quarter.

January - June

Net turnover for the first six months of 2001, MSEK 7,921, decreased compared with the first half of 2000 by MSEK 5,448 or 41%. This change is essentially attributable to the sale of operations in both 2000 and 2001 as well as the formation of Billerud. Turnover for remaining units was on a par with the previous year.

Operating profit amounted to MSEK 2,392, compared with MSEK 1,486 for the first half of 2000. The overall earnings impact from Corrugated & Containerboard amounted to MSEK 1,610 (495). The results for the previous year included MSEK 318 for units later sold to Frantschach. The capital gain from the sale of properties amounted to MSEK 23 (32).

Operating profit for remaining units increased by MSEK 3 to MSEK 433. Cartonboard in particular, but also Wood Supply & Forestry, noted improved results while the trend for Timber was less favourable. The operating margin amounted to 11% during the period.

Profit after net financial items amounted to MSEK 2,387, compared with MSEK 1,307 in the same period last year. Net financial items improved by MSEK 174. This is mainly due to purchase prices received for sold operations, lower debt as a result of the establishment of Billerud and an additional purchase price from Frantschach of MSEK 52.

Positive *net tax* of MSEK 66 is reported for the period. This reflects a 28% tax charge for remaining operations and a positive tax effect of MSEK 300 from the sale of Corrugated & Containerboard. In the first half of 2000, the tax charge was MSEK 457, corresponding to a tax rate of 35%.

Return on capital employed amounted to 19% during the period and return on equity was 21%, both calculated on a full-year basis.

The number of employees decreased due to the sale of operations and rationalisation measures. The average number of employees in remaining units amounted to 2,255.

Investments, cash flow and financial position

Investments amounted to MSEK 433 in the period January – June. The amount for remaining units was MSEK 171.

Cash flow from operating activities amounted to MSEK 1,927. Interest-bearing net cash amounted to MSEK 4,784 at 30 June 2001, compared with a net debt of MSEK 2,177 at year-end 2000. This change was mainly attributable to liquid assets received from the sale of Corrugated & Containerboard and payment of the MSEK 4,411 share redemption decided in 2000. The establishment of Billerud reduced the interest-bearing net debt by MSEK 1,522.

The Group's visible *equity ratio* was 72% at the end of the period, compared with 62% at the beginning of the year. *The debt/equity ratio* was –0.21 (0.09).

Business areas

Cartonboard

Second quarter

The general market situation for packaging board was characterised by stable but weak demand with short order stocks. Earlier price increases were accepted by the market. AssiDomän's delivery volumes increased slightly during the period. The average price also rose, as a result of earlier price increases and an improved delivery mix.

Operating profit for the quarter amounted to MSEK 56, compared with MSEK 40 in the previous quarter. Higher selling prices, lower raw material prices and increased deliveries contributed to this improvement.

January – June

Operating profit for the period was MSEK 96, an increase of MSEK 68 compared with the same period last year. This improvement was mainly attributable to higher selling prices which were due, among other things, to an improved delivery mix and improved productivity.

Timber

Second quarter

The European market for sawn timber remained uncertain during the quarter with falling prices for both redwood and whitewood products. Although demand remained high, a surplus exists. AssiDomän's deliveries were largely unchanged compared with the previous quarter.

Operating profit for the quarter amounted to MSEK 11 compared with MSEK 2 in the previous quarter. The reasons for this improvement included a favourable foreign exchange trend.

January - June

Operating profit for the first half of the year was MSEK 13, a decrease of MSEK 14 compared with the same period in 2000. Lower selling prices were the main contributor to this decline.

Wood Supply & Forestry

Second quarter

The timber market improved slightly during the period. Prices have stabilised. In southern Sweden, however, there is still a surplus of spruce timber and pulpwood. The market in northern Sweden is more balanced but with a shortage of spruce timber.

Operating profit amounted to MSEK 274, compared with MSEK 235 in the previous quarter. This improvement was mainly due to higher delivery volumes.

January - June

Operating profit amounted to MSEK 509, compared with MSEK 493 in the same period last year. Delivery volumes from the Group's forests remained largely unchanged. Lower costs compensated for the slightly lower prices.

Billerud

Second quarter

Development for market pulp and kraft paper was weak during the period. The market for containerboard was more balanced but with some price reductions.

Operating profit amounted to MSEK 319, a decrease of MSEK 150 compared with the previous quarter. Lower prices for market pulp and the planned annual production shutdown at Skärblacka were the main factors behind this decline. Profit after net financial items amounted to MSEK 292.

January - June

Operating profit in the first half of 2001 amounted to MSEK 788, compared with MSEK 515 in the same period in 2000. Higher average prices including a favourable foreign exchange trend contributed to this improvement. Profit after net financial items amounted to MSEK 733.

Changes in the Group

Corrugated & Containerboard

The sale of the Corrugated & Containerboard business area to the Dutch company Kappa was completed in May 2001 following EU approval. The purchase price amounted to MSEK 10,410 on a debt-free basis, of which tax debts account for MSEK 350 and interest-bearing net liabilities for MSEK 4,680.

The overall earnings impact of the sale is shown in the table below.

MSEK	Effect of trans-action at 1 Jan 2001	Interest purchase price	Translation differences until 31 Dec 2000	Translation differences Jan-Apr 2001	Earnings in sold units Jan-Apr 2001	Deconsoli-dation of earnings in sold units Jan-Apr 2001	**Total Jan-Jun 2001**	of which Q 2 2001	of which Q 1 2001
Capital gain	1,570						**1,570**	1,570	-
Transactions 2001		129		-71	345	-226	**177**	-100	277
Realised trans-lation difference			-208	71			**-137**	-137	-
Operating profit	**1,570**	**129**	**-208**	**0**	**345**	**-226**	**1,610**	**1,333**	**277**
Net financial items					-54		**-54**	-14	-40
Profit after net financial items	**1,570**	**129**	**-208**	**0**	**291**	**-226**	**1,556**	**1,319**	**237**
Tax	300				-65		**235**	284	-49
Net profit	**1,870**	**129**	**-208**	**0**	**226**	**-226**	**1,791**	**1,603**	**188**

As of 1 January 2001, the transaction has provided a capital gain of MSEK 1,570. In addition to this there are positive tax effects of MSEK 300. Taken overall, this provided a positive earnings impact as of 1 January 2001 of MSEK 1,870.

Interest on the purchase price from 1 January to the day the purchase price was paid was also received and amounted to MSEK 129.

Since the sale was made with transfer of the sold companies as of 1 January 2001, the net profit for 2001 accrues to the purchaser. Before the sale was completed in May, the units' earnings were included in AssiDomän's total result. This net profit for the period January – April amounted to MSEK 226. Following deconsolidation this amount has been eliminated.

Foreign currency translation differences on the sold units' capital during the holding period were previously booked direct against shareholders' equity without going through the profit and loss account in accordance with existing accounting rules. In conjunction with a sale, according to the Swedish Financial Accounting Standards Council's recommendations (RR 8), this translation difference must also be reported via the profit and loss account. At 1 January 2001, this translation difference amounted to MSEK –208. The MSEK 71 translation difference for this year (January-April 2001) is also included.

The total net earnings impact of this transaction in 2001 amounts to MSEK 1,791, of which MSEK 1,603 was reported in the second quarter. The total increase in shareholders' equity

amounts to MSEK 1,999, since the translation difference of MSEK 208 had previously affected shareholders' equity.

Billerud

On 1 January 2001, AssiDomän's pulp and paper mills in Karlsborg and Skärblacka and Stora Enso's pulp and paper mill in Gruvön were merged to form the 50/50 owned company Billerud AB.

AssiDomän's Annual General Meeting in May 2001 resolved, applying the Lex ASEA Swedish legal precedent, to distribute AssiDomän's shareholding in Billerud to shareholders in conjunction with the stock-exchange listing of Billerud in autumn 2001. More information about the terms of the distribution of Billerud will be provided to AssiDomän's shareholders prior to the listing.

Stora Enso intends to sell 40% of its holding in conjunction with the listing (i.e. 20% of Billerud's shares). Ahead of the listing, Stora Enso will place this 20% with financial institutions, alternatively sell it to AssiDomän. If Stora Enso sells to AssiDomän, these shares will also be distributed to AssiDomän's shareholders.

Changed operational focus for AssiDomän

AssiDomän is the largest listed forest owner in Europe with 2.4 million hectares of productive timberland in Sweden. The sale of Corrugated & Containerboard marked a decisive step in the re-focusing of AssiDomän as a pure play forestry company. The industrial operations in the Group now comprise the cartonboard mill in Frövi, the sawmill operations and, for the time being, a 50% share in Billerud AB. Efforts to find stronger structures for the remaining industrial operations will continue.

The intention is to adjust the Group's capital structure in line with the character and scope of its remaining operations. AssiDomän's Board of Directors will therefore call an extraordinary general meeting in the autumn which will be asked to approve the transfer of approximately MSEK 12,000 to shareholders through redemption of shares. The terms of the redemption will be published prior to the extraordinary general meeting.

Parent Company

AssiDomän AB owns and manages property and shares in subsidiaries and is responsible for group-wide financing.

Net turnover amounted to MSEK 637 (643). Most of turnover comprised remuneration from the Wood Supply business unit for felling assignments on timberland owned by the Parent Company.

Profit after financial items amounted to MSEK 3,066 (987), of which MSEK 2,922 (467) relates to result from participations in subsidiaries. This result also includes capital gains from the sale of properties of MSEK 23 (32). The average number of employees decreased to 355 (522).

Fixed-asset investments, excluding shares, amounted to MSEK 68 (75). Liquid assets and short-term investments amounted to MSEK 6,766 (5,288) at 30 June 2001, compared with MSEK 3,893 at year-end 2000. Interest-bearing net cash amounted to MSEK 1,553, compared with an interest-bearing net debt of MSEK 4,340 at year-end 2000.

AssiDomän shares

AssiDomän's share price was SEK 230 on 27 July. Since the beginning of the year, the shares have appreciated by 21%. In the same period, the Sweden SX Paper & Forest Products index increased by 5.4%. The average daily trading volume in the first half of 2001 was 260,529 shares (198,367 in full year 2000).

At 30 June 2001, the total number of shareholders in AssiDomän AB was 210,160. The proportion of institutional ownership was 54% on the same date compared with 49% on 30 June 2000. Foreign ownership fell by 5 percentage points in the first half of 2001 and now amounts to 18%.

The previously decided redemption of shares was completed at the end of March 2001 whereby 23,215,855 shares were redeemed and MSEK 4,411 was transferred to shareholders. The number of shares in AssiDomän subsequently amounts to 95,157,179.

Shareholders

The five largest Swedish shareholders

	30 June 2001
Swedish State	35.3 %
Alecta	6.0 %
SEB mutual funds	4.9 %
Investor	3.4 %
SEB Trygg försäkring	1.7 %
Total	51.3 %

All Swedish shareholders are named in VPC's register while foreign shareholders are usually registered under the names of nominees. Unidentified foreign institutions can therefore be among the largest shareholders.

Ownership structure

	30 June 2001	31 December 2000
Swedish State	35,3 %	35,3 %
Owners of 1-10,000 shares	21,0 %	16,6 %
10 largest Swedish shareholders excl. State	19,7 %	16,5 %
Foreign shareholders	18,4 %	23,5 %
Other Swedish shareholders	5,6 %	8,1 %
Total	100,0 %	100,0 %

Stockholm, July 2001

Gunnar Palme
President

AssiDomän AB (publ) (556016-9020)

This interim report has not been reviewed by the Company's auditors.

Financial calendar

Interim Report for January-September	30 October 2001

AssiDomän Group

Accounting principles

AssiDomän follows the recommendations of the Swedish Financial Accounting Standards Council. The accounting principles, as described in the Annual Report for 2000, are unchanged except for a change in the translation method for one subsidiary and adoption of the Swedish Financial Accounting Standards Council's recommendation RR 9 Income Taxes. The effects of these changes are described in the table "Changes in shareholders' equity" below. Comparative periods have been recalculated in a similar manner.

	3 months			6 months		12 months	
Profit and Loss Account	**Q 2**	Q 1	Q 2	**Jan-Jun**	Jan-Jun	Jul 2000-	Full year
MSEK	**2001**	2001	2000	**2001**	2000	Jun 2001	2000
Net turnover	**3,031**	4,890	6,809	**7,921**	13,369	19,195	24,643
Other operating income	**1,287**	11	39	**1,298**	98	1,766	566
Raw materials and consumables	**-1,196**	-1,870	-2,295	**-3,066**	-4,599	-7,033	-8,566
Change in stocks	**-38**	41	-100	**3**	-45	202	154
Other external costs	**-878**	-1,400	-1,917	**-2,278**	-3,901	-5,621	-7,244
Staff costs *	**-486**	-903	-1,305	**-1,389**	-2,556	-3,290	-4,457
Share of profits of associated companies	**148**	216	0	**364**	-1	361	-4
Depreciation according to plan	**-165**	-296	-433	**-461**	-879	-1,201	-1,619
Operating profit	**1,703**	689	798	**2,392**	1,486	4,379	3,473
Financial items	**-6**	1	-56	**-5**	-179	-209	-383
Profit after financial items	**1,697**	690	742	**2,387**	1,307	4,170	3,090
Taxes	**273**	-207	-258	**66**	-457	257	-266
Minority interests	**0**	-1	-2	**-1**	-3	-4	-6
Net profit for the period	**1,970**	482	482	**2,452**	847	4,423	2,818
Net earnings/share, SEK	**20.70**	4.07	4.08	**24.77**	7.16	41.42	23.81
- calculated on average number of shares, millions	**95.2**	118.4	118.4	**99.0****	118.4	101.0**	118.4
* of which, SPP funds	**-**	-	-	**-**	-	332	332
**weighted average							

Balance Sheet	**30 June**	30 June	31 Dec
MSEK	**2001**	2000	2000
Fixed assets, non-interest-bearing	**22,466**	20,402	30,164
Stocks	**795**	2,881	2,305
Current receivables, etc. non-interest-bearing	**2,038**	6,605	4,910
Liquid assets and interest-bearing receivables	**6,242**	738	2,925
Total assets	**31,541**	30,626	40,304
Shareholders' equity	**22,559**	13,408	24,931
Minority interests	**0**	35	29
Non-interest-bearing liabilities and provisions	**7,524**	7,850	10,242
Interest-bearing liabilities and provisions	**1,458**	9,333	5,102
Total shareholders' equity and liabilities	**31,541**	30,626	40,304

AssiDomän Group

Cash Flow Statement MSEK	**Jan-June 2001**	Jan-June 2000	Full year 2000
Operating surplus	**2,672**	2,304	4,739
Change in working capital, etc.	**-78**	-652	-599
Net financial items, taxes, etc.	**-667**	-517	-921
Cash flow from operating activities	**1,927**	1,135	3,219
Investments in fixed assets	**-433**	-768	-1,490
Company acquisitions	**-**	-	-46
Sale of fixed assets	**10,537**	156	5,282
Change in interest-bearing receivables	**70**	-93	16
Cash flow from investing activities	**10,174**	-705	3,762
Cash flow from financing activities	**-8,714**	-1,052	-5,326
Total cash flow	**3,387**	-622	1,655
Liquid assets at the beginning of the year	**2,853**	1,187	1,187
Exchange differences in liquid assets	**0**	-5	11
Liquid assets at the end of the period	**6,240**	560	2,853

Changes in shareholders' equity	**Jan-June 2001**	Jan-June 2000	Full year 2000
Opening equity on 1 January according to adopted balance sheet	**24,843**	13,194	13,194
Change in translation method *	**95**	87	95
Effect of adoption of RR 9 Income Taxes	**-7**	-	-7
Adjusted opening equity	**24,931**	13,281	13,282
Redemption of shares **	**-4,411**	-	-
Dividend	**-619**	-710	-710
Provision to revaluation reserve	**-**	-	9,604
Realised translation difference taken up as income	**137**	-	-
Translation difference for the period	**135**	-59	22
Adjustment for hedging carried out	**-66**	49	-85
Net profit for the period	**2,452**	847	2,818
Closing equity at the end of the period	**22,559**	13,408	24,931

* Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St. Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – June and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method.
This change was realised in conjunction with the sale to Kappa.

** On 29 March 2001 shareholders' equity decreased through redemption of 23,215,855 shares at SEK 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

AssiDomän Group

Key Figures *	Jan-June 2001	Jan-June 2000	Full year 2000
Operating margin, % 1)	**10**	11	14
Return on capital employed, % 2)	**19**	13	14
Return on equity, % 2)	**21**	13	15
Equity ratio, %	**72**	44	62
Debt/equity ratio, times	**-0.21**	0.64	0.09
Interest-bearing net debt, MSEK	**-4,784**	8,595	2,177
Earnings per share after full tax, SEK 3)	**24.77**	7.16	23.81
Cash flow per share, SEK 3)	**26.09**	16.53	40.80
Equity per share, SEK 3)	**237**	113	210
Average number of employees	**7,838**	16,452	14,506
Average number of employees in remaining units	**2,255**	2,475	2,342

1) Excluding capital gain from the sale to Kappa and share of profits of Billerud.
2) Calculated on an annual basis.
3) Second quarter 2001 calculated on 95,157,179 shares, first quarter 2001 and 2000 on 118,373,034 shares.

* Definitions, see Annual Report for 2000

Quarterly breakdown of net turnover by business unit/business area and for the Group

	2001		2000				1999		
MSEK	**Q 2**	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Cartonboard	**555**	529	494	444	539	473	435	475	424
Timber	**623**	622	612	501	585	671	730	558	670
Wood Supply & Forestry	**1,158**	1,225	1,257	964	1,212	1,276	1,206	888	1,227
Other & intra-Group deliveries	**-263**	-564	-526	-447	-384	-489	-327	-535	-364
Total remaining units	**2,073**	1,812	1,837	1,462	1,952	1,931	2,044	1,386	1,957
AssiDomän units included in Billerud since 1 January 2001	**-**	-	1,068	928	902	847	789	719	739
Units sold to Kappa	**1,066**	3,401	3,247	2,906	3,116	2,919	2,804	2,651	2,962
Units sold to Frantschach	**-**	-	-	502	1,310	1,311	1,138	1,275	1,191
Other & intra-Group deliveries	**-108**	-323	-336	-340	-471	-448	-363	-268	-474
Total Group	**3,031**	4,890	5,816	5,458	6,809	6,560	6,412	5,763	6,375

Business areas

Quarterly breakdown of earnings by business area and for the Group

	2001		2000				1999		
MSEK	**Q 2**	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Cartonboard	**56**	40	46	26	24	4	20	31	-29
Timber	**11**	2	12	2	14	13	0	-14	-16
Wood Supply & Forestry	**274**	235	235	162	217	276	247	139	306
Property sales	**20** [1]	3 [1]	29	200	15	17	7	21	66
Other and eliminations	**-139**	-69	-108	-53	-121	-29	-94	-78	-56
Total remaining units	**222**	211	214	337	149	281	180	99	271
SPP funds	**-**	-	-	332	-	-	-	-	-
Share of profit of Billerud	**148**	218	-	-	-	-	-	-	-
AssiDomän units included in Billerud since 1 January 2001	**-**	-	285	264	186	98	82	86	17
Units sold to Kappa	**1,333** [2]	277 [2]	324	199	299	196	37	114	184
Units sold to Frantschach	**-**	-	-	70	184	134	-106	94	38
Other and eliminations	**-**	-17	-17	-21	-20	-21	-20	-21	-21
Operating profit before write-downs	**1,703**	689	806	1,181	798	688	173	372	489
Write-downs	**-**	-	-	-	-	-	-1,540	-	-
Operating profit after write-downs	**1,703**	689	806	1,181	798	688	-1,367	372	489
Financial items	**-6** [2,3]	1 [2,3]	-118	-86	-56	-123	-133	-134	-111
Profit after financial items **	**1,697**	690	688	1,095	742	565	-1,500	238	378
Taxes	**273**	-207	98	93	-258	-199	151	-116	-132
Minority interests	**0**	-1	-2	-1	-2	-1	1	-1	-1
Net profit/loss for the period	**1,970**	482	784	1,187	482	365	-1,348	121	245
Net earnings/share, SEK	**20.70**	4.07	6.63	10.02	4.08	3.08	-11.39	1.02	2.08
- excl. write-downs							-0.59		
- calculated on average number of shares, millions	**95.2**	118.4	118.4	118.4	118.4	118.4	118.4	118.4	118.4

**** Non-recurring items and earnings from units sold to Kappa**

1) capital gains property sales	**20**	3
2) earnings from units sold to Kappa	**1,319**	237
3) additional purchase price	**13**	39
Total	**1,352**	279

Quarterly breakdown of deliveries and production volumes by business unit

	2001		2000				1999		
	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Cartonboard									
Deliveries, ktonnes	**80**	76	71	65	82	75	67	67	65
Production, ktonnes	**80**	78	76	73	73	72	67	75	63
Timber									
Deliveries, 000 m^3fo	**310**	315	312	255	303	325	366	251	339
Production, 000 m^3fo	**315**	314	321	246	302	322	333	266	323
Forestry									
Deliveries, 000 sm^3ub 1)	**1,357**	1,276	1,531	1,137	1,259	1,376	1,450	1,067	1,563

1) Deliveries from Group forests

AssiDomän Group in euros *)

*) Exchange rates used are shown in the Exchange rates table in Euro appendix 4

	3 months			6 months		12 months	
Profit and Loss Account	**Q 2**	Q 1	Q 2	**Jan-Jun**	Jan-Jun	Jul 2000-	Full year
MEUR	**2001**	2001	2000	**2001**	2000	Jun 2001	2000
Net turnover	**328.6**	534.4	798.7	**863.0**	1,589.3	2,054.8	2,781.1
Other operating income	**140.2**	1.2	4.5	**141.4**	11.6	193.7	63.9
Raw materials and consumables	**-129.8**	-204.3	-269.0	**-334.1**	-546.7	-754.1	-966.7
Change in stocks	**-4.2**	4.5	-11.9	**0.3**	-5.3	23.0	17.4
Other external costs	**-95.1**	-153.1	-224.6	**-248.2**	-463.7	-602.1	-817.6
Staff costs *	**-52.6**	-98.7	-153.1	**-151.3**	-303.9	-350.4	-503.0
Share of profits of associated companies	**16.1**	23.6	0.0	**39.7**	-0.1	39.3	-0.5
Depreciation according to plan	**-17.9**	-32.3	-50.8	**-50.2**	-104.5	-128.4	-182.7
Operating profit	**185.3**	75.3	-93.8	**260.6**	176.7	475.8	391.9
Financial items	**-0.6**	0.1	-6.5	**-0.5**	-21.3	-22.4	-43.2
Profit after financial items	**184.7**	75.4	87.3	**260.1**	155.4	453.4	348.7
Taxes	**29.8**	-22.6	-30.3	**7.2**	-54.3	31.5	-30.0
Minority interests	**0.0**	-0.1	-0.3	**-0.1**	-0.4	-0.4	-0.7
Net profit for the period	**214.5**	52.7	56.7	**267.2**	100.7	484.5	318.0
Net earnings/share, SEK	**2.25**	0.45	0.48	**2.70**	0.85	4.54	2.69
- calculated on average number of shares, millions	**95.2**	118.4	118.4	**99.0****	118.4	101.0**	118.4
* of which, SPP funds	-	-	-	-	-	37.5	37.5

** weighted average

Balance Sheet	**30 June**	30 June	31 Dec
MEUR	**2001**	2000	2000
Fixed assets, non-interest-bearing	**2,447.8**	2,425.3	3,404.2
Stocks	**86.6**	342.5	260.1
Current receivables, etc. non-interest-bearing	**222.1**	785.2	554.1
Liquid assets and interest-bearing receivables	**680.1**	87.7	330.1
Total assets	**3,436.6**	3,640.7	4,548.5
Shareholders' equity	**2,457.9**	1,593.9	2,813.4
Minority interests	**0.0**	4.1	3.3
Non-interest-bearing liabilities and provisions	**819.8**	933.2	1,156.0
Interest-bearing liabilities and provisions	**158.9**	1,109.5	575.8
Total shareholders' equity and liabilities	**3,436.6**	3,640.7	4,548.5

AssiDomän Group in euros *

* Exchange rates used are shown in the Exchange rates table in Euro appendix 4

Cash Flow Statement MEUR	**Jan-June 2001**	Jan-June 2000	Full year 2000
Operating surplus	**291.1**	273.9	534.8
Change in working capital, etc.	**-8.5**	-77.5	-67.6
Net financial items, taxes, etc.	**-72.7**	-61.5	-103.9
Cash flow from operating activities	**209.9**	134.9	363.3
Investments in fixed assets	**-47.1**	-91.3	-168.1
Company acquisitions	**-**	-	-5.2
Sale of fixed assets	**1,148.0**	18.5	596.1
Change in interest-bearing receivables	**7.6**	-11.0	1.8
Cash flow from investing activities	**1,108.5**	-83.8	424.6
Cash flow from financing activities	**-949.4**	-125.0	-601.1
Total cash flow	**369.0**	-73.9	186.8
Liquid assets at the beginning of the year	**322.0**	138.9	138.9
Exchange differences in liquid assets	**-11.1**	1.6	-3.7
Liquid assets at the end of the period	**679.9**	66.6	322.0

Changes in shareholders' equity	**Jan-June 2001**	Jan-June 2000	Full year 2000
Opening equity on 1 January according to adopted balance sheet	**2,803.6**	1,544.1	1,544.1
Change in translation method 1)	**10.4**	10.3	10.7
Effect of introduction of RR 9 Income Taxes	**-0.6**	-	-0.8
Adjusted opening equity	**2,813.4**	1,554.4	1,554.0
Translation difference in opening equity	**-97.0**	24.4	-55.1
Dividend	**-67.4**	-84.4	-80.1
Redemption of shares 2)	**-480.6**	-	-
Provision to revaluation reserve	**-**	-	1,083.8
Realised translation difference taken up as income	**14.9**	-	-
Translation difference for the period	**14.6**	-7.0	2.4
Adjustment of hedging carried out	**-7.2**	5.8	-9.6
Net profit for the period	**267.2**	100.7	318.0
Closing equity at the end of the period	**2,457.9**	1,593.9	2,813.4

1) Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St. Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – June and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method.
This change was realised in conjunction with the sale to Kappa.

2) On 29 March 2001 shareholders' equity decreased through redemption of 23,215,855 shares at SEK 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

AssiDomän Group in euros *

* Exchange rates used are shown in the Exchange rates table in Euro appendix 4

Key Figures **	**Jan-June 2001**	Jan-June 2000	Full year 2000
Operating margin, % 1)	**10**	11	14
Return on capital employed, % 2)	**19**	13	14
Return on equity, % 2)	**21**	13	15
Equity ratio, %	**72**	44	62
Debt/equity ratio, times	**-0.21**	0.64	0.09
Interest-bearing net debt, MEUR	**-521.2**	1,021.8	245.7
Earnings per share after full tax, EUR 3)	**2.70**	0.85	2.69
Cash flow per share, EUR 3)	**2.84**	1.97	4.60
Equity per share, EUR 3)	**25.83**	13.47	23.68
Average number of employees	**7,838**	16,452	14,506
Average number of employees in remaining units	**2,255**	2,475	2,342

1) Excluding capital gain from the sale to Kappa and share of profits of Billerud.
2) Calculated on an annual basis.
3) Second quarter 2001 calculated on 95,157,179 shares, first quarter 2001 and 2000 on 118,373,034 shares.

** Definitions, see Annual Report for 2000

Quarterly breakdown of net turnover by business area, business unit and for the Group

	2001		2000				1999		
MEUR	**Q 2**	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Cartonboard	**60.3**	57.8	49.2	50.6	63.3	57.0	54.0	54.9	49.1
Timber	**67.7**	68.0	61.2	56.9	68.4	80.9	89.7	64.5	77.6
Wood Supply & Forestry	**125.8**	133.8	126.3	109.3	142.0	153.8	149.0	102.8	142.2
Other & intra-Group deliveries	**-28.5**	-61.6	-53.4	-51.2	-44.9	-58.9	-41.5	-61.6	-42.5
Total remaining units	**225.3**	198.0	183.3	165.6	228.8	232.8	251.2	160.6	226.4
AssiDomän units included in Billerud since 1 January 2001	**-**	-	108.4	106.3	105.9	102.0	97.2	83.1	85.4
Units sold to Kappa	**115.0**	371.7	326.2	331.9	365.6	351.8	347.8	306.5	342.9
Units sold to Frantschach	**-**	-	-14.0	54.9	153.6	158.0	141.7	147.2	138.0
Other & intra-Group deliveries	**-11.7**	-35.3	-32.3	-38.5	-55.2	-54.0	-45.1	-31.2	-54.5
Total Group	**328.6**	534.4	571.6	620.2	798.7	790.6	792.8	666.2	738.2

Business areas in euros*)

*) Exchange rates used are shown in the Exchange rates table in Euro appendix 4

Quarterly breakdown of earnings by business area and for the Group

	2001		2000				1999		
MEUR	**Q 2**	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2
Cartonboard	**6.1**	4.4	5.0	3.0	2.8	0.5	2.3	3.6	-3.4
Timber	**1.2**	0.2	1.2	0.2	1.6	1.6	-0.1	-1.6	-1.9
Wood Supply & Forestry	**29.8**	25.7	23.5	18.3	25.3	33.3	30.7	16.3	35.5
Property sales	**2.2** [1)]	0.3 [1)]	2.3	23.4	1.8	2.0	1.1	2.4	7.6
Other and eliminations	**-15.2**	-7.5	-11.3	-6.0	-14.3	-3.5	-11.4	-9.0	-6.4
Total remaining units	**24.1**	23.1	20.7	38.9	17.2	33.9	22.6	11.7	31.4
SPP funds	**-**	-	-1.5	39.0	-	-	-	-	-
Share of profits of Billerud	**16.1**	23.8	-	-	-	-	-	-	-
AssiDomän units included in Billerud since 1 January 2001	**-**	-	29.7	30.5	22.0	11.8	9.7	9.8	1.9
Units sold to Kappa	**145.1** [2)]	30.3 [2)]	33.5	22.6	35.2	23.6	5.3	13.2	21.2
Units sold to Frantschach	**-**	-	-1.7	7.7	21.7	16.1	-12.0	10.8	4.3
Other and eliminations	**-**	-1.9	-1.8	-2.4	-2.3	-2.5	-2.8	-2.5	-2.4
Operating profit before write-downs	**185.3**	75.3	78.9	136.3	93.8	82.9	22.8	43.0	56.4
Write-downs	**-**	-	-	-	-	-	-180.0	-	-
Operating profit after write-downs	**185.3**	75.3	78.9	136.3	93.8	82.9	-157.2	43.0	56.4
Financial items	**-0.6** [2),3)]	0.1 [2),3)]	-12.1	-9.8	-6.5	-14.8	-16.4	-15.5	-12.9
Profit after financial items **	**184.7**	75.4	66.8	126.5	87.3	68.1	-173.6	27.5	43.5
Taxes	**29.8**	-22.6	12.7	11.6	-30.3	-24.0	16.9	-13.4	-15.2
Minority interests	**0.0**	-0.1	-0.2	-0.1	-0.3	-0.1	0.1	-0.1	-0.1
Net profit /loss for the period	**214.5**	52.7	79.3	138.0	56.7	44.0	-156.6	14.0	28.2
Net earnings/share, EUR	**2.25**	0.45	0.66	1.18	0.48	0.37	-1.32	0.12	0.24
- excl. write-downs							-0.06		
- calculated on average number of shares, millions	**95.2**	**118.4**	118.4	118.4	118.4	118.4	118.4	118.4	118.4

** **Non-recurring items and earnings from units sold to Kappa**

1) capital gains property sales	**2.2**	0.3
2) earnings from units sold to Kappa	**143.6**	25.9
3) additional purchase price	**1.4**	4.3
Total	**147.2**	30.5

Exchange rates	EUR 1 =
30 June 2001	SEK 9.178000
31 March 2001	SEK 9.151000
31 December 2000	SEK 8.861000
30 September 2000	SEK 8.521000
30 June 2000	SEK 8.412000
31 March 2000	SEK 8.298000
31 December 1999	SEK 8.545000
30 September 1999	SEK 8.719800
30 June 1999	SEK 8.752500
31 March 1999	SEK 8.880600

AssiDomän AB (publ) SE-105 22 Stockholm Corporate Identity No. 556016-9020
Tel +46 8-655 90 00 Fax +46 8-655 94 01 E-mail: mailbox@asdo.se
Internet website: *http://www.asdo.se*



Interim Report
January – March 2001

MSEK	Quarter		
	2001 Q1	2000 Q4	2000 Q1
Net turnover	**4,890**	5,816	6,560
Operating profit	**689**	806	688
Profit after net financial items	**690**	688	565
Earnings per share, SEK *	**4.07**	6.63	3.08

- Profit after net financial items increased in the first quarter by MSEK 2 compared with the previous quarter. Excluding items affecting comparability, profit rose by MSEK 65. Compared with the same period in the previous year, the increase was MSEK 125.
- Operating profit for remaining units (excluding units under sale and share in Billerud) decreased by MSEK 3 compared with the previous quarter. Compared with the same period in the previous year, the decrease was MSEK 70.
- An agreement has been concluded with the owners of the Dutch company Kappa Packaging for the sale of the Corrugated & Containerboard business area. The deal requires EU approval and is expected to be completed in the first half of 2001. The transaction is estimated at 1 January 2001 to provide a capital gain (including tax effect) of MSEK 1,870.
- With effect from 1 January 2001, AssiDomän and Stora Enso placed the pulp and paper mills in Karlsborg, Skärblacka and Gruvön in jointly owned (50/50) Billerud AB. The plan is to list the company in autumn 2001.
- The redemption of shares decided in autumn 2000 was completed and MSEK 4,411 was transferred to AssiDomän AB's shareholders in March 2001.

* Calculated on 118,373,034 shares. Earnings per share after redemption amount to SEK 5.07, calculated on 95,157,179 shares.

If you have any questions concerning this report, please contact
Peter Månsson, Vice President, Investor Relations, Berit Hallberg, Senior Vice President, Corporate Communications, or Sven Eric Lundström, Executive Vice President, CFO. Telephone: +46 8 655 90 00.
E-mail: mailbox@asdo.se (Corporate Communications), ir@asdo.se (Investor Relations)

Market

The growth rate in the global economy continues to weaken but is still positive. For the most part, demand within AssiDomän's products areas is stable.

Prices of most paper-based products remain at a high level but with increased price pressure within certain product areas. The market for paper pulp remained subdued with increased stocks and lower prices.

Economic activity in Europe remains at a high level. A continued, relatively stable development is expected for most of AssiDomän's products, although demand during the rest of 2001 is expected to grow more slowly than in 2000.

Sales, results and profitability

Starting in the first quarter of 2001, AssiDomän's share (50%) in Billerud AB is reported as a participation in an associated company. This means that 50% of Billerud's net profit before tax (after adjustment for inter-company profits) is included in AssiDomän's operating profit and 50% of Billerud's tax expense is included in AssiDomän's tax expense. On the other hand, Billerud is not a component in AssiDomän's net turnover.

An agreement has been concluded for the sale of the Corrugated & Containerboard business area (see below under Changes in the Group) with effect from 1 January 2001. Pending completion of the sale, the business area is included in the consolidated financial statements for the first quarter of 2001 in the same manner as previously.

AssiDomän's *net turnover* for the period, MSEK 4,890, decreased compared with the previous quarter by MSEK 926 or 16%. This change is mainly attributable to the transfer of operations to Billerud AB. Compared with the first quarter of 2000, net turnover decreased by MSEK 1,670, mainly as a result of the sale of operations to Frantschach and the formation of Billerud.

Operating profit amounted to MSEK 689, compared with MSEK 806 for the previous quarter (which included a MSEK 76 capital gain from the sale of operations). The capital gain from the sale of properties amounted to MSEK 3 compared with MSEK 29 in the previous quarter. The operating margin amounted to 10% during the period (excluding share of profits of Billerud).

The changed value of the Swedish krona against AssiDomän's export currencies, including the effect of forward exchange contracts, affected operating profit for the period, excluding Billerud, by MSEK –13.

Compared with the first quarter of 2000, consolidated operating profit increased by MSEK 1. Profit for the first quarter of 2000 included companies sold to Frantschach in the amount of MSEK 134.

For remaining units (after the sale of operations to Frantschach, transfer of operations to Billerud and excluding Corrugated & Containerboard) turnover decreased by 1%. This change is attributable to Wood Supply & Forestry. Compared with the first quarter of 2000, net turnover fell by MSEK 119 or 6%.

The operating profit for remaining units decreased by 1%. Compared with the first quarter of 2000, profit fell by MSEK 70 or 25%. Cartonboard improved its result while a decline was noted for Timber and Wood Supply & Forestry.

Profit after net financial items amounted to MSEK 690, an increase compared with the previous quarter of MSEK 2. Net financial items improved by MSEK 119 compared with the fourth quarter of 2000. This was mainly attributable to costs in the fourth quarter for redemption of outstanding

bond loans, reduced debt as a result of the establishment of Billerud AB and an additional purchase price from Frantschach of MSEK 39.

The estimated net *tax charge* was MSEK 207, corresponding to a tax rate of 30%. In the previous quarter the tax item was positive at MSEK 98 due to appropriations, etc.

Return on capital employed amounted to 10% during the period and return on equity was 8%.

The number of employees decreased as a result of the sale of operations and rationalisation. The average number of employees amounted to 10,653 compared with 14,506 in the previous year. For remaining units, the average number of employees amounted to 2,214.

Investments, cash flow and financial position

Investments amounted to MSEK 237 during the period, of which MSEK 196 pertained to Corrugated & Containerboard.

Cash flow from operating activities amounted to MSEK 490. The *interest-bearing net debt* amounted to MSEK 4,705 on 31 March 2001 compared with MSEK 2,177 at year-end 2000. The change was mainly due to payment of the share redemption of MSEK 4,411 decided in 2000. The establishment of Billerud reduced the interest-bearing net debt by MSEK 1,522.

The Group's visible *equity ratio* was 54% at the end of the period, compared with 62% at the beginning of the year. The debt/equity ratio was 0.22 (0.09).

Business areas

Cartonboard

Demand for packaging board remained stable during the period but with differences between different markets. Following earlier increases, the price level for packaging board stabilised. AssiDomän's delivery volumes increased compared with the previous quarter.

Operating profit for the period amounted to MSEK 40, a decline of MSEK 6 compared with the previous quarter. This decline was due, among other things, to higher raw material costs. Compared with the first quarter of 2000, earnings improved by MSEK 36, mainly due to increased prices and higher production efficiency.

Timber

The European market for sawn timber was uncertain in the first quarter. This applied particularly to redwood products. Demand was high but a large supply contributed to falling prices. AssiDomän's delivery volumes were largely unchanged compared with the previous quarter.

Operating profit for the period was MSEK 2, a decline of MSEK 10 compared with the previous quarter, mainly due to lower prices. Compared with the first quarter of 2000, earnings declined by MSEK 11.

Wood Supply & Forestry

The timber market weakened during the period. At present, there is a surplus in southern Sweden, while in northern Sweden the market remains balanced. There is some price pressure.

Operating profit amounted to MSEK 235, which is the same level as in the previous year. Lower deliveries from the Group's own forests were compensated by lower costs. Compared with the

first quarter of 2000, earnings declined by MSEK 41 due to lower timber deliveries and lower prices. Deliveries of timber were unusually high in the first quarter of 2000 due to extensive storm-related felling of seed trees.

Corrugated & Containerboard

Demand in Europe for corrugated board remained good with considerable variations between different markets. Overall, AssiDomän's delivery volumes rose. Average prices were stable in most markets. The previous strong demand for containerboard decreased somewhat but remains high. Prices remained stable but with some decline in Southern Europe. There was a slight increase in delivery volumes.

Operating profit for the period was MSEK 277, a fall of MSEK 47 or 15% compared with the previous quarter. This decline was due to non-recurring items in 2000. Compared with the first quarter of 2000, earnings improved by MSEK 81, mainly due to higher deliveries of corrugated board and increased selling prices.

Billerud

Demand steadily declined during the period, particularly for market pulp but also for containerboard. A weaker trend for kraft paper was noted towards the end of the period. Falling pulp prices led to price pressure for kraft paper.

Operating profit amounted to MSEK 469, compared with MSEK 225 in the same period in 2000. Higher average prices, including a favourable exchange rate trend, contributed to this improvement. Deliveries in tonnes were slightly lower than in the same period last year.

Changes in the Group

The present restructuring within AssiDomän is intended to guarantee profitability and sustained growth in the Group's various operations. A key part of this work is the creation of long-term competitive structures through integration with closely related operations in other companies.

Corrugated & Containerboard

In March this year, AssiDomän signed an agreement with Kappa Alpha Holdings on the sale of Corrugated & Containerboard. Kappa Alpha Holdings is owned by Cinven Ltd and CVC Capital Partners, two UK private equity companies. The intention is to integrate the acquired operations with the already owned Dutch company Kappa Packaging.

The selling price amounts to MSEK 10,410 on a debt-free basis, of which tax debts account for MSEK 350 and net interest-bearing liabilities for MSEK 4,680.

The formal takeover of the business will take place as of 1 January 2001. The deal requires the approval of the EU competition authorities but is expected to be completed with payment of the purchase price in the first half of this year. Earnings accrue to the purchaser as of 1 January 2001. Interest on payment for the shares will be paid from 1 January 2001.

At 1 January, this transaction is expected to provide a capital gain of MSEK 1,570. In addition, there will be positive tax effects of approximately MSEK 300. Overall, the sale is expected to have a positive earnings impact in 2001 of approximately MSEK 1,870, corresponding to SEK 19.70 per share. The capital gain does not include the effect of translation differences on the sold units' shareholders' equity during the holding period.

AssiDomän's packaging operations are the third-largest supplier of corrugated board and containerboard in Europe and these operations constitute the entirely dominant part of AssiDomän's industrial operations.

Kappa Packaging is one of Europe's largest companies in the packaging sector and is focused on solid board, corrugated and carton packaging, fine papers and speciality papers. The

company has a market-leading position and through more than 50 operating companies conducts business in a large number of European countries. The company has approximately 8,200 employees and an annual turnover of about MEUR 1,700.

Billerud

Since 1 January 2001, AssiDomän's pulp and paper mills in Karlsborg and Skärblacka and Stora Enso's pulp and paper mill in Gruvön have been merged into the 50/50 owned company Billerud AB.

AssiDomän's Board has proposed that the Annual General Meeting resolves, applying the Lex ASEA Swedish legal precedent, to distribute the shareholding in Billerud to shareholders in conjunction with a stock-exchange listing of the company in autumn 2001.

Stora Enso's long-term intention is to sell its entire holding, of which 20% of the company in conjunction with the listing (i.e. 40% of Stora Enso's holding). Ahead of the listing Stora Enso will place this 20% holding with financial institutions, alternatively sell it to AssiDomän. In the event Stora Enso sells to AssiDomän, these shares will also be distributed to AssiDomän's shareholders.

Information about the terms for the distribution of Billerud will be provided in a separate memorandum which will be made available to AssiDomän's shareholders prior to the 2001 Annual General Meeting.

Future focus of operations

AssiDomän is the largest listed forest owner in Europe with unique assets in the form of 2.4 million hectares of productive forest land in Sweden. The sale of Corrugated & Containerboard marks a decisive step in the re-focusing of AssiDomän to a pure play forest owning company. After this sale, the industrial operations in the Group comprise the cartonboard mill in Frövi, the sawmill operations and a 50% share in Billerud AB. The work of seeking stronger structures for the remaining industrial operations will continue.

Against the background of the dominant position of the forest assets in AssiDomän after the sale, the potential positive effects of a possible separation between forestry and industry appear to be relatively small. AssiDomän's Board has therefore decided not to present to the Annual General Meeting its previously announced proposal on a division of the forestry and industrial operations into two separate companies.

Its new future focus on forest ownership will give AssiDomän the capacity to generate a strong and stable cash flow. Earnings fluctuations are considerably less for forestry than for industrial operations and forestry does not require major ongoing investment. Historically, forest ownership has been an investment which provides a good return and low risk. A stable cash flow and limited investment requirements will provide scope for a dividend policy that allows distribution of a high proportion of earnings. The company can also strengthen its cash flow through regular land transactions, as it has done until now.

The future capital structure of the company will be adjusted to the ongoing re-focusing of operations. Further information about the future capital structure and forms for the transfer of capital to shareholders will be provided after completion of the sale of Corrugated & Containerboard.

Redemption of shares

The redemption offer decided at the extraordinary general meeting held in October 2000, has been completed. 23,215,855 shares were redeemed and MSEK 4,411 was transferred to shareholders at the end of March 2001. The number of shares in AssiDomän AB now amounts to 95,157,179.

Stockholm, April 2001

Gunnar Palme
President

AssiDomän AB (publ) (556016-9020)

The interim report has not been reviewed by the company's auditors.

Financial calendar

Interim Report for January-June	31 July 2001
Interim Report for January-September	30 October 2001

AssiDomän Group

Accounting principles

AssiDomän follows the recommendations of the Swedish Financial Accounting Standards Council. The accounting principles, as described in the Annual Report for 2000, are unchanged except for a change in the translation method for one subsidiary and adoption of the Swedish Financial Accounting Standards Council's recommendation RR 9 Income Taxes. The effects of these changes are described in the table "Changes in shareholders' equity" below. Comparative periods have been recalculated in a similar manner.

Profit and Loss Account MSEK	**Quarter 1 2001**	Quarter 4 2000	Quarter 1 2000	April 2000- March 2001	Full year 2000
Net turnover	**4,890**	5,816	6,560	22,973	24,643
Other operating income	**11**	189	59	518	566
Raw materials and consumables	**-1,870**	-1,930	-2,304	-8,132	-8,566
Change in stocks	**41**	24	55	140	154
Other external costs	**-1,400**	-1,779	-1,984	-6,660	-7,244
Staff costs *	**-903**	-1,178	-1,251	-4,109	-4,457
Share of profits of associated companies	**216**	-3	-1	213	-4
Depreciation according to plan	**-296**	-333	-446	-1,469	-1,619
Operating profit	**689**	806	688	3,474	3,473
Financial items	**1**	-118	-123	-259	-383
Profit after financial items	**690**	688	565	3,215	3,090
Taxes	**-207**	98	-199	-274	-266
Minority interests	**-1**	-2	-1	-6	-6
Net profit for the period	**482**	784	365	2,935	2,818
* of which, SPP funds	**-**	-	-	332	332

Balance Sheet MSEK	**31 March 2001**	31 March 2000	31 Dec 2000
Fixed assets, non-interest bearing	**29,282**	20,541	30,164
Stocks	**2,141**	2,859	2,305
Current receivables, etc., non-interest bearing	**4,608**	5,840	4,910
Liquid assets and interest-bearing receivables	**2,767**	1,812	2,925
Total assets	**38,798**	31,052	40,304
Shareholders' equity	**21,088**	13,615	24,931
Minority interests	**32**	32	29
Non-interest-bearing liabilities and provisions	**10,206**	7,236	10,242
Interest-bearing liabilities and provisions	**7,472**	10,169	5,102
Total shareholders' equity and liabilities	**38,798**	31,052	40,304

Cash Flow Statement MSEK	**Jan-March 2001**	Jan-March 2000	Full year 2000
Operating surplus	**762**	1,113	4,739
Change in working capital, etc.	**-1**	-280	-599
Net financial items, taxes, etc.	**-271**	-384	-921
Cash flow from operating activities	**490**	449	3,219
Cash flow from investing activities	**1,393**	-435	3,762
Cash flow from financing activities	**-2,063**	503	-5,326
Total cash flow	**-180**	517	1,655
Liquid assets at the beginning of the year	**2,853**	1,187	1,187
Exchange differences in liquid assets	**16**	-7	11
Liquid assets at the end of the period	**2,689**	1,697	2,853

AssiDomän Group

Changes in shareholders' equity	Jan-March 2001
Opening equity on 1 January	24,843
Change in translation method *	95
Effect of adoption of RR 9 Income Taxes	-7
Adjusted opening equity	24,931
Redemption of shares **	-4,411
Translation difference for the period	175
Adjustment for hedging carried out	-89
Net profit for the period	482
Closing equity at the end of the period	**21,088**

* Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – March and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method.

** On 29 March 2001 shareholders' equity decreased through redemption of 23,215,855 shares at SEK. 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

Key figures ***	Jan-March 2001	Jan-March 2000	Full year 2000
Operating margin, %	**10**	10	14
Return on capital employed (2000 excl. revaluation, 1999 excl. write-down), % 1)	**18**	7	18
Return on equity % 1)	**17**	neg	15
- 2000 excl. revaluation, 1999 excl. write-down	**22**	5	20
Equity ratio, %	**54**	44	62
Debt/equity ratio, times	**0.22**	0.62	0.09
Interest-bearing net debt, MSEK	**4,705**	8,357	2,177
Earnings per share after full tax, SEK 2)	**4.07**	3.08	23.81
Cash flow per share, SEK 2)	**7.46**	7.70	40.80
Equity per share, SEK 3)	**222**	114	210
Average number of employees	**10,653**	16,288	14,506
Average number of employees in remaining units	**2,214**	2,403	2,342

1) Moving 12-month figures
2) Calculated on 118,373,034 shares.
3) 2001 calculated on number of shares after redemption 95,157,179, 2000 calculated on number of shares after redemption, 118,373,034

*** Definitions, see Annual Report for 2000

Business Areas

Quarterly breakdown of net turnover by business unit/business area and for the Group

	2001	2000				1999			
MSEK	**Q 1**	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Cartonboard	**529**	494	444	539	473	435	475	424	433
Timber	**622**	612	501	585	671	730	558	670	598
Wood Supply & Forestry	**1,225**	1,257	964	1,212	1,276	1,206	888	1,227	1,205
Other & intra-Group deliveries	**-564**	-526	-447	-384	-489	-327	-535	-364	-478
Total remaining units	**1,812**	1,837	1,462	1,952	1,931	2,044	1,386	1,957	1,758
Units under sale									
Corrugated	**2,651**	2,602	2,354	2,372	2,266	2,236	2,050	2,367	2,235
Containerboard	**1,103**	986	918	1,135	988	858	860	891	776
Intra-Group deliveries	**-353**	-341	-366	-391	-335	-290	-259	-296	-259
	3,401	3,247	2,906	3,116	2,919	2,804	2,651	2,962	2,752
AssiDomän units included in Billerud as of 1/1/2001	-	1,068	928	902	847	789	719	739	640
Companies sold to Frantschach	-	-	502	1,310	1,311	1,138	1,275	1,191	1,146
Other & intra-Group deliveries	**-323**	-336	-340	-471	-448	-363	-268	-474	-349
Total Group	**4,890**	5,816	5,458	6,809	6,560	6,412	5,763	6,375	5,947

Quarterly breakdown of earnings by business area and for the Group

	2001	2000				1999			
MSEK	**Q 1**	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Cartonboard	**40**	46	26	24	4	20	31	-29	-11
Timber	**2**	12	2	14	13	0	-14	-16	-23
Wood Supply & Forestry	**235**	235	162	217	276	247	139	306	356
Property sales	**3** [1]	29 [1]	200	15	17	7	21	66	4
Other and eliminations	**-69**	-108	-53	-121	-29	-94	-78	-56	-43
Total remaining units	**211**	214	337	149	281	180	99	271	283
SPP funds	-	-	332	-	-	-	-	-	-
Units under sale									
Corrugated & Containerboard	**277**	324 [2]	199	299	196	37	114	184	104
Share of profits of Billerud	**218**	-	-	-	-	-	-	-	-
AssiDomän units included in Billerud as of 1/1/2001	-	285	264	186	98	82	86	17	-75
Companies sold to Frantschach	-	-	70	184	134	-106	94	38	13
Other and eliminations	**-17**	-17	-21	-20	-21	-20	-21	-21	-20
Operating profit before write-downs	**689**	806	1,181	798	688	173	372	489	305
Write-downs	-	-	-	-	-	-1,540	-	-	-
Operating profit after write-downs	**689**	806	1,181	798	688	-1,367	372	489	305
Financial items	**1** [3]	-118	-86	-56	-123	-133	-134	-111	-122
Profit/loss after financial items	**690**	688	1,095	742	565	-1,500	238	378	183
Taxes	**-207**	98	93	-258	-199	151	-116	-132	-64
Minority interests	**-1**	-2	-1	-2	-1	1	-1	-1	0
Net profit/loss for the period	**482**	784	1,187	482	365	-1,348	121	245	119
Net earnings/share, SEK	**4.07**	6.63	10.02	4.08	3.08	-11.39	1.02	2.08	1.00
- excl. write-downs						-0.59			

** Non-recurring items		
1) capital gain property sale	**3**	29
2) capital gain sale of operations	-	76
3) additional purchase price	**39**	-
Total non-recurring items	**42**	105

Business areas

Quarterly breakdown of deliveries and production volumes by business unit (remaining units)

	2001	2000				1999			
	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Corrugated									
Deliveries, Mm^2	**526**	507	505	487	485	527	476	483	472
Production, Mm^2	**561**	522	532	540	538	541	512	533	489
Containerboard									
Deliveries, 000 tonnes	**249**	224	224	263	244	217	225	248	227
Production, 000 tonnes	**244**	215	243	259	257	218	227	245	211
Cartonboard									
Deliveries, 000 tonnes	**76**	71	65	82	75	67	67	65	54
Production, 000 tonnes	**78**	76	73	73	72	67	75	63	49
Timber									
Deliveries, 000 m^3fo	**315**	312	255	303	325	366	251	339	285
Production, 000 m^3fo	**314**	321	246	302	322	333	266	323	305
Forestry									
Deliveries, 000 sm^3ub 2)	**1,276**	1,531	1,137	1,259	1,376	1,450	1,067	1,563	1,638

1) Deliveries from Group forests and agency sales
2) Deliveries from Group forests

AssiDomän Group in euros *)

Euro appendix 1

Profit and Loss Account MEUR	**Quarter 1 2001**	Quarter 4 2000	Quarter 1 2000	April 2000- March 2001	Full year 2000
Net turnover	**534.4**	571.6	790.6	2,524.9	2,781.1
Other operating income	**1.2**	19.7	7.1	58.0	63.9
Raw materials and consumables	**-204.3**	-187.9	-277.7	-893.3	-966.7
Change in stocks	**4.5**	2.1	6.6	15.3	17.4
Other external costs	**-153.1**	-176.2	-239.1	-731.6	-817.6
Staff costs **	**-98.7**	-118.2	-150.8	-450.9	-503.0
Share of profits of associated companies	**23.6**	-0.4	-0.1	23.2	-0.5
Depreciation according to plan	**-32.3**	-31.8	-53.7	-161.3	-182.7
Operating profit	**75.3**	78.9	82.9	384.3	391.9
Financial items	**0.1**	-12.1	-14.8	-28.3	-43.2
Profit after financial items	**75.4**	66.8	68.1	356.0	348.7
Taxes	**-22.6**	12.7	-24.0	-28.6	-30.0
Minority interests	**-0.1**	-0.2	-0.1	-0.7	-0.7
Net profit for the period	**52.7**	79.3	44.0	326.7	318.0
** of which SPP funds	**-**	-	-	37.5	37.5

Balance Sheet MEUR	**31 March 2001**	31 March 2000	31 Dec 2000
Fixed assets, non-interest bearing	**3,199.9**	2,475.4	3,404.2
Stocks	**234.0**	344.5	260.1
Current receivables, etc., non-interest-bearing	**503.5**	703.8	554.1
Liquid assets and other interest-bearing receivables	**302.4**	218.4	330.1
Total assets	**4,239.8**	3,742.1	4,548.5
Shareholders' equity	**2,304.5**	1,640.7	2,813.4
Minority interests	**3.5**	3.9	3.3
Non-interest-bearing liabilities and provisions	**1,115.3**	872.0	1,156.0
Interest-bearing liabilities and provisions	**816.5**	1,225.5	575.8
Total shareholders' equity and liabilities	**4,239.8**	3,742.1	4,548.5

Cash Flow Statement MEUR	**Jan-March 2001**	Jan-March 2000	Full year 2000
Operating surplus	**83.2**	134.1	534.8
Change in working capital, etc.	**-0.1**	-33.7	-67.6
Net financial items, taxes, etc.	**-29.6**	-46.3	-103.9
Cash flow from operating activities	**53.5**	54.1	363.3
Cash flow from investing activities	**152.2**	-52.4	424.6
Cash flow from financing activities	**-225.4**	60.6	-601.1
Total cash flow	**-19.7**	62.3	186.8
Liquid assets at the beginning of the year	**322.0**	138.9	138.9
Exchange differences in liquid assets	**-8.5**	3.3	-3.7
Liquid assets at the end of the period	**293.8**	204.5	322.0

*) For information on exchange rates used, see Exchange Rates table in Euro appendix 2

AssiDomän Group in euros *

Changes in shareholders' equity	Jan-March 2001
Opening equity on 1 January	**2,803.6**
Change of translation method 1)	**10.6**
Effect of adoption of RR 9 Income taxes	**-0.8**
Adjusted opening equity	**2,813.4**
Translation difference in opening equity	**-89.0**
Redemption of shares 2)	**-482.0**
Translation difference for the period	**19.1**
Adjustment for hedging carried out	**-9.7**
Net profit for the period	**52.7**
Closing equity at the end of the period	**2,304.5**

1) Starting in 2001, translation of the balance sheets and profit and loss accounts of the subsidiary in St Petersburg, Russia, is carried out according to the monetary method. The current method was previously applied. Comparative figures for the Russian subsidiary for January – March and the full year 2000 have been recalculated in this interim report and included in the consolidated balance sheet according to the monetary method.

2) On 29 March 2001 shareholders' equity decreased through redemption of 23,215,855 shares at SEK. 190. The number of shares has thus decreased from 118,373,034 to 95,157,179.

Key Figures **	Jan-March 2001	Jan-March 2000	Full year 2000
Operating margin, %	**10**	10	14
Return on capital employed (2000 excl. revaluation, 1999 excl. write-down), % 3)	**18**	7	18
Return on equity, % 3)	**17**	neg	15
- 2000 excl. revaluation, 1999 excl. write-down	**22**	5	20
Equity ratio, %	**54**	44	62
Debt/equity ratio, times	**0.22**	0.62	0.09
Interest-bearing net debt, MEUR	**514.1**	1,007.1	245.7
Earnings per share after full tax, EUR 4)	**0.45**	0.37	2.69
Cash flow per share, EUR 4)	**0.82**	0.93	4.60
Equity per share, EUR 5)	**24.22**	13.77	23.68
Average number of employees	**10,653**	16,288	14,506
Average number of employees in remaining units	**2,214**	2,403	2,342

3) Moving 12-month figures

4) Calculated on 118,373,034 shares.

5) 2001 calculated on number of shares after redemption 95,157,179, 2000 calculated on number of shares after redemption, 118,373,034

* For information on exchange rates used, see Exchange Rates table below

** Definitions, see Annual Report for 2000.

Exchange Rates	EUR 1 =
31 March 2001	SEK 9.151000
31 December 2000	SEK 8.861000
30 September 2000	SEK 8.521000
30 June 2000	SEK 8.412000
31 March 2000	SEK 8.298000
31 December 1999	SEK 8.545000
30 September 1999	SEK 8.719800
30 June 1999	SEK 8.752500
31 March 1999	SEK 8.880600

Business areas in euros *)

Quarterly breakdown of net turnover by business unit/business area and for the Group

	2001	2000				1999			
MEUR	**Q 1**	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Cartonboard	**57.8**	49.2	50.6	63.3	57.0	54.0	54.9	49.1	48.8
Timber	**68.0**	61.2	56.9	68.4	80.9	89.7	64.5	77.6	67.3
Wood Supply & Forestry	**133.8**	126.3	109.3	142.0	153.8	149.0	102.8	142.2	135.7
Other and intra-Group deliveries	**-61.6**	-53.4	-51.2	-44.9	-58.9	-41.5	-61.6	-42.5	-53.8
Total remaining units	**198.0**	183.3	165.6	228.8	232.8	251.2	160.6	226.4	198.0
Units under sale									
Corrugated	**289.7**	262.1	269.2	278.3	273.1	277.2	237.1	274.1	251.7
Containerboard	**120.5**	97.6	104.6	133.2	119.1	106.4	99.4	103.1	87.3
Intra-Group deliveries	**-38.5**	-33.5	-41.9	-45.9	-40.4	-35.8	-30.0	-34.3	-29.1
	371.7	326.2	331.9	365.6	351.8	347.8	306.5	342.9	309.9
AssiDomän units included in Billerud as of 1/1/2001	**-**	108.4	106.3	105.9	102.0	97.2	83.1	85.4	72.1
Companies sold to Frantschach	**-**	-14.0	54.9	153.6	158.0	141.7	147.2	138.0	129.0
Other and intra-Group deliveries	**-35.3**	-32.3	-38.5	-55.2	-54.0	-45.1	-31.2	-54.5	-39.4
Total Group	**534.4**	571.6	620.2	798.7	790.6	792.8	666.2	738.2	669.6

*) For information on exchange rates used, see Exchange Rates table in Euro appendix 2

Quarterly breakdown of earnings by business area and for the Group

MEUR	2001 Q 1	2000 Q 4	2000 Q 3	2000 Q 2	2000 Q 1	1999 Q 4	1999 Q 3	1999 Q 2	1999 Q 1
Cartonboard	**4.4**	5.0	3.0	2.8	0.5	2.3	3.6	-3.4	-1.2
Timber	**0.2**	1.2	0.2	1.6	1.6	-0.1	-1.6	-1.9	-2.6
Wood Supply & Forestry	**25.7**	23.5	18.3	25.3	33.3	30.7	16.3	35.5	40.1
Property sales	**0.3** [1]	2.3 [1]	23.4	1.8	2.0	1.1	2.4	7.6	0.4
Other and eliminations	**-7.5**	-11.3	-6.0	-14.3	-3.5	-11.4	-9.0	-6.4	-4.9
Total remaining units	**23.1**	20.7	38.9	17.2	33.9	22.6	11.7	31.4	31.8
SPP funds	-	-1.5	39.0	-	-	-	-	-	-
Units under sales									
Corrugated & Containerboard	**30.3**	33.5 [2]	22.6	35.2	23.6	5.3	13.2	21.2	11.7
Share of profits of Billerud	**23.8**	-	-	-	-	-	-	-	-
AssiDomän units included in Billerud as of 1/1/2001	-	29.7	30.5	22.0	11.8	9.7	9.8	1.9	-8.5
Companies sold to Frantschach	-	-1.7	7.7	21.7	16.1	-12.0	10.8	4.3	1.5
Other and eliminations	**-1.9**	-1.8	-2.4	-2.3	-2.5	-2.8	-2.5	-2.4	-2.2
Operating profit before write-downs	**75.3**	78.9	136.3	93.8	82.9	22.8	43.0	56.4	34.3
Write-downs	-	-	-	-	-	-180.0	-	-	-
Operating profit/loss after write-downs	**75.3**	78.9	136.3	93.8	82.9	-157.2	43.0	56.4	34.3
Financial items	**0.1** [3]	-12.1	-9.8	-6.5	-14.8	-16.4	-15.5	-12.9	-13.7
Profit/loss after financial items **	**75.4**	66.8	126.5	87.3	68.1	-173.6	27.5	43.5	20.6
Taxes	**-22.6**	12.7	11.6	-30.3	-24.0	16.9	-13.4	-15.2	-7.2
Minority interests	**-0.1**	-0.2	-0.1	-0.3	-0.1	0.1	-0.1	-0.1	0.0
Net profit/loss for the period	**52.7**	79.3	138.0	56.7	44.0	-156.6	14.0	28.2	13.4
Net earnings/share, EUR	**0.45**	0.66	1.18	0.48	0.37	-1.32	0.12	0.24	0.11
- excl. write-downs						-0.06			

** Non-recurring items	2001 Q 1	2000 Q 4
1) capital gain property sales	**0.3**	3.3
2) capital gain sale of operations	-	8.5
3) additional purchase price	**4.3**	-
Total non-recurring items	**4.6**	11.8

AssiDomän AB (publ) SE-105 22 Stockholm Corporate identity number 556016-9020
Tel +46 8 655 90 00 Fax+46 8 655 94 01 E-mail: mailbox@asdo.se
Internet website: http://www.asdo.se

AssiDomän is one of Europe's leading forest products companies. Production is focused on sawn timber, packaging paper and packaging.
The Group had a turnover of approximately SEK 24.5 billion in 2000 and has 11,000 employees.



ANNUAL REPORT and
ENVIRONMENTAL REPORT
2000
AssiDomän Annual Report and Environmental Report 2000
AssiDomän

AssiDomän

Contents

* The Directors' Report comprises part of page 9, pages 10–15 and 55–76. The Environmental Report on pages 38–53 has not been reviewed by the corporation's auditors.

Information to Shareholders

Annual General Meeting
Shareholders in AssiDomän AB (publ.) are hereby invited to attend the Annual General Meeting, to be held on Tuesday 22 May 2001 at 4 p.m. at Cirkus, Kungliga Djurgården, Stockholm, Sweden.

Notification of attendance
Shareholders that wish to attend the Annual General Meeting must be recorded as shareholders in the Shareholders' Register maintained by the Central Swedish Securities Depository (VPC AB) on Friday 11 May 2001, and notify the company of their intention to attend by no later than Wednesday 16 May at 4 p.m.

Notification of intention to attend the Annual General Meeting can be made on tel. +46 (0)20 93 71 71 (connect fee only), fax: + 46 (0)8 655 94 17 or in writing to AssiDomän AB, Legal Affairs, 105 22 Stockholm, Sweden. Notification can also be submitted by e-mail to legal@asdo.se or via AssiDomän's Website: www.asdo.se

When notifying their intention to attend, shareholders must give their name, personal or corporate identity number, address and telephone number.

In order to be entitled to participate at the AGM, shareholders with nominee-registered holdings must request temporary re-registration in their own names in the share register maintained by VPC AB. Such registration must be effected by 11 May 2001. Shareholders must request such re-registration in good time prior to this date. AssiDomän will confirm receipt of notification of intention to attend by sending an admission card to be shown at the entrance of Cirkus.

Dividend
The Board of Directors has proposed a dividend of SEK 6.50 per share. The record date for dividends is proposed as Monday, 28 May 2001. If the Annual General Meeting resolves in accordance with this proposal, dividends are scheduled for payment from VPC on Thursday 31 May 2001.

The proposed dividend may be complemented by the spin-off of AssiDomän's shareholding in Billerud AB.

Financial calendar
Interim Reports for 2001 will be published on the following dates:

Interim Report January–March	27 April
Interim Report January–June	31 July
Interim Report January–September	30 October

All financial and environmental information is available in English and Swedish, and is also published at www.asdo.se Financial reports may also be ordered from AssiDomän Corporate Communications, tel +46 (0)8 655 9105.

This document is a translation of the original, published in Swedish. In cases of any discrepancies between the Swedish and English versions, or in any other context, the Swedish original shall have precedence.

AssiDomän in 2000

AssiDomän's operations in 2000 encompassed the manufacture and marketing of corrugated board, containerboard, cartonboard and sawn timber. With its 2.4 million hectares of productive forest land in Sweden, the group is also a major forest land owner.

More than 80% of AssiDomän's sales were generated outside Sweden. Forestry operations are pursued within Sweden. Employee headcount was some 12,000 in 20 countries. AssiDomän is listed on OM Stockholm Exchange.



Corrugated & Containerboard

The Corrugated & Containerboard business area is Europe's third largest manufacturer of corrugated board and raw material for corrugated products.

Corrugated produces over 12 million corrugated board packages daily at some 60 facilities across 16 countries. Such packaging is used mainly for food, chemical products, fruit and vegetables, drinks and other consumer goods. Corrugated's ambition is to maintain secure positions on key markets and to be a reliable business partner for major pan-European customers, among them food industry.

Containerboard produces a series of these grades – kraftliner, testliner and fluting – at four facilities in four countries. Aggregate annual production capacity is 1.1 million tonnes. Containerboard's biggest production unit is AssiDomän Kraftliner at Piteå, Sweden, with annual output of 625,000 tonnes. Some 40% of Containerboard's output is processed by AssiDomän Corrugated, with the remaining 60% sold to external converters Europe wide.

Net turnover, MSEK	12,474
Operating profit, MSEK	1,061
Average number of employees	8,704
Proportion of consolidated external net turnover, %	50



PROPORTION OF CONSOLIDATED EXTERNAL NET TURNOVER 2000



Units divested to Frantschach in 2000, units consolidated into Billerud from 2001 onwards (see page 30) and other.

Cartonboard

The Cartonboard business area manufactures coated cartonboard, primarily liquid packaging board and regular packaging board. Cartonboard comprises an integrated pulp and cartonboard mill at Frövi, Sweden, with annual capacity of 350,000 tonnes. Its products are manufactured from virgin fibre, and are used primarily for drinks and other fluid groceries. Other applications include packaging for frozen and dry food, as well as other packaging demanding high strength and printability.

Net turnover, MSEK	1,950
Operating profit, MSEK	100
Average number of employees	744
Proportion of consolidated external net turnover, %	8

Timber



The timber business area encompasses AssiDomän's sawmill and wood processing activities. AssiDomän operates a total of seven sawmills, mainly specialised in redwood. AssiDomän has Sweden's largest sawmilling operations, and is in the European top five. The primary markets are Europe and Japan, with customers focused on wood processing industries, and in building materials trade.

AssiDomän is a pre-eminent player on the market for FSC-certified sawn timber. FSC being an international environmental standard that assures responsible and ecological forestry.

The wood processing activities are focused on interior products for trading in construction materials, where AssiDomän is one of the Nordic region's biggest players. Panels, mouldings and gluelams of high-grade pine are examples of such interior products. The key customers are international building supplies chains. Sales are concentrated on Europe, with Sweden, Norway, the UK and Germany being the key markets.

Net turnover, MSEK	2,369
Operating profit, MSEK	41
Average number of employees	723
Proportion of consolidated external net turnover, %	8

Forestry



Forestry manages AssiDomän's forest reserves, which encompass over 2.4 million hectares of productive forest land. Forestry creates the highest possible returns on group forest assets focusing on growth, forest management and environmental considerations. AssiDomän's over-arching strategy is forestry conservation that ensures long-term sustainable growth, simultaneously creating the right conditions for harvesting adapted to customer needs. The planning and sale of felling rights, forest management and enhancing the forest roadway network are predominant features of ongoing operations.

Forestry also effects the sale of seedlings, and hunting and fishing rights. The Wood Supply support unit effects the supply of forest raw materials to the group's pulp and paper units and sawmills, an assignment that also includes harvesting the reserves managed by Forestry.

Net turnover, MSEK	4,709
Operating profit, MSEK	890
Average number of employees	738
Proportion of consolidated external net turnover, %	6

PROFIT PERFORMANCE



MSEK
%
3,500
3,000
2,500
2,000
1,500
1,000
500
0
-500
-1,000
18
16
14
12
10
8
6
4
2
0
96
97
98
99
00
Profit after financial items, MSEK
Operating margin, %

Operating margin expanded to 14%, profit after financial items was MSEK 3,090, figures that represent robust gains.

SHAREHOLDERS' EQUITY



MSEK
%
25,000
20,000
15,000
10,000
5,000
0
25
20
15
10
5
0
96
97
98
99
00
Average shareholders' equity, MSEK
Return on equity, %

Profitability improved, with return on equity increasing to 20%. Shareholders' equity increased, mainly the consequence of a write-up of the value of forest assets.

EARNINGS PER SHARE AND DIVIDEND



SEK
25
20
15
10
5
0
-5
-10
96
97
98
99
00
Earnings per share, SEK
Dividend per share, SEK

Earnings per share increased to SEK 23.41, the highest level for five years; an increased dividend has been proposed, of SEK 6.50 (6.00).

Glossary

Aerated lagoon. Biological cleaning method that reduces the COD and AOX content of effluent.

AOX. Collective term for the quantity of chlorine bound in organic compounds. Formed during bleaching of pulp with chlorinated chemicals, but is also naturally occurring.

Ash restoration. Returning nutrient-rich ash from wood burnt in bio-fuel boilers to the forest. This maintains a long-term cycle of nutrients.

Bio-diversity. Diversity of plant and animal life in all environments and ecological processes of which they are a part. Includes diversity within species, between species and of ecosystems.

Bio-fuels. Renewable fuels originating from plants, such as from wood, including liquors, bark and tall oil.

Biogenic. Derived from bio-fuel.

Biological purification. Cleaning waste water in a lagoon using active micro-organisms.

Black liquor. The organic material released during pulp manufacture.

Bleaching. Chemical process used to produce a bright (white) and durable pulp. Examples of bleaching agents are chlorine dioxide, oxygen, ozone and hydrogen peroxide.

Carbon dioxide (CO_2). Gaseous substance formed when burning bio-fuels (biogenic CO_2) and fossil fuels (fossil CO_2)

Chain of Custody. Certification of routines for handling FSC-raw material so that the origins of the timber can be guaranteed throughout the entire production chain.

COD (Chemical Oxygen Demand). A measure of the amount of oxygen needed for complete oxidation of organic matter in water.

Conversion. The final production stage for products made from paper or cartonboard. Includes the entire process from printing to finished packaging.

Corrugated board. Corrugated board is manufactured by laminating two flat layers of paper (liner) with an intervening rippled layer (fluting).

EMAS (Eco-Management and Audit Scheme). Registration scheme stipulated by the EU's environmental management and audit regulations.

Environmental management system. A system used by industry and non-profit organisations to create environmental awareness and integrate environmental issues with operations.

Fluting. The rippled middle layer in corrugated board, produced from either virgin or recycled fibre.

Fossil fuels. Fuels based on organic carbon and hydrogen compounds deposited in sediments or rock deposits – mainly coal, oil and fossil gas.

FSC (Forest Stewardship Council). International organisation that works to achieve socially beneficial, environmentally appropriate and economically viable forest management.

Grammage. The weight of paper per unit of area, measured in grams per square metre (g/m²).

Hardwood. Normally birch; has shorter fibres than softwood.

IPPC (Integrated Pollution Prevention and Control). EU directive on integrated, individual testing and control of large industrial corporations.

ISO 14001. The International Organisation for Standardisation's standard for structuring environmental management systems.

Key biotope. Area that contains or can be expected to contain species that are endangered, rare or require special consideration.

Kraftliner. High-strength liner, mainly produced from softwood sulphate pulp.

Life Cycle Assessment (LCA). An LCA is a method for systematically describing and evaluating the total environmental impact of a product "from cradle to grave", i.e. from raw material to recycling and waste.

Lignin. Wood substance that makes up about 30% of total wood content; lignin is extracted in the cooking process in pulp making and is burned together with dissolved carbohydrates (black liquor) in soda recovery boilers for energy extraction.

Liner. The flat surface layer of corrugated board.

Market pulp. Pulp that is sold before further processing.

Nitrogen (N). A chemical element naturally present in wood. Emissions of nitrogen to water can cause nutrient enrichment, leading to luxuriant plant growth and subsequent oxygen deficiency when such plants decompose (eutrophication).

Nitrogen oxides (NO_x). A group of gases composed of nitrogen and oxygen that are formed during combustion. In humid air, nitrogen oxides are converted to nitric acid, which causes acid precipitation.

Particulates. Ash particles formed by incineration.

PCB. Stable organic compounds. Used formerly in electrical equipment such as transformers and condensers. Such compounds are harmful to animals and humans.

Phosphorus (P). A chemical element naturally present in wood. Emissions of phosphorous to water can cause nutrient enrichment, leading to luxuriant plant growth and subsequent oxygen deficiency when such plants decompose (eutrophication).

Photosynthesis. The process by which green plants bind carbohydrates with the aid of solar energy, carbon dioxide and water.

Producer responsibility. A party commercially engaged in the manufacture, import or sale of a product or packaging must ensure that end-of-life products or packaging are collected, reused or recycled.

Productive forest. Forest land that produces an average of at least 1 m³ of wood per hectare and year over the growth period of such reserves.

Pulp washing. Washing pulp for purification.

Recycled fibre. Fibre material that has previously been used in a paper or board product.

Semi-chemical pulp. Pulp where fibres are released through a combination of chemical and mechanical processing (beating).

Site. An area of forest that provides a uniform habitat for plants. Characterised by a specific climate and uniform soil characteristics, and generally uniform flora and fauna.

Softwood. Wood from pine or spruce, has longer, stronger fibres than hardwood.

Sulphate pulp. Chemical pulp produced by cooking wood at high pressure and temperature in sulphate liquor, known as white liquor (sodium hydroxide and sodium sulphide). Sulphate pulp is also known as kraft pulp.

Sulphur dioxide (SO_2). Gas consisting of sulphur and oxygen formed during combustion of sulphur-containing fuels such as black liquor and oil. Sulphur dioxide is converted into sulphuric acid on contact with humid air, which causes acid precipitation.

Suspended solids (SS). Substances suspended in water consisting of fibres and other particles that can be separated with a filter.

Swedish Threatened Species Unit. Organisation that collects, maintains, evaluates and provides information on endangered and rare species in Sweden.

Tall oil. Extracted from black liquor and used as a raw material in the manufacture of soap and paint, but can also be used as fuel in a lime sludge reburning kiln instead of oil.

Tambur. The drum on which paper exiting a paper machine is rolled.

Testliner. Liner mainly produced from recycled fibre.

Woodroom. The section of a pulp and paper mill where the incoming logs are debarked and chipped prior to boiling.

Production: AssiDomän Corporate Communications and Corporate Technology & Environment
in co-operation with Hallvarsson & Halvarsson Information AB.
Photography: Bengt Alm, Peter Knutson, Torbjörn Lilja, Björn Nordén, Jan Schölcke, Jens Vagland, Leif Öster and others.
Repro and printing: Ruter Media Group in Lidköping, Sweden 2001.
Translation: Turner & Turner

Key events

Operational disposals
The Sepap and Dynäs paper mills, plus AssiDomän's sack operations and Barrier Coating, were divested to Austrian corporation Frantschach AG in August.

Redemption programme
Proceeds from the Frantschach transaction, of some MSEK 4,500, were returned to shareholders through a redemption programme resolved at an Extraordinary General Meeting in October, encompassing over 23 million shares. MSEK 4,411 was paid out in spring 2001.

New jointly owned enterprise
Billerud AB, a new enterprise jointly owned with Stora Enso, was announced in November. It comprises the Skärblacka, Karlsborg (AssiDomän) and Gruvön (Stora Enso) kraft paper mills. This new enterprise became operational on 1 January 2001, and will be floated on the stock market not later than 2002.

Write-up of forest assets
As of December, AssiDomän wrote up the value of its forest assets to an aggregate MSEK 17,500 (previously MSEK 4,160). The intention is to create the right prospects for the expedient capital structure of an autonomous forest land owning corporation.

Consolidated structure for Corrugated & Containerboard
AssiDomän reached an agreement regarding the divestment of the Corrugated & Containerboard business area to Kappa Holdings in March 2001, as an element of its efforts to identify consolidated structures for its industrial operations.

Significant reduction of emissions
The group achieved far lower fossil fuel consumption and emissions of acid-forming substances at its pulp and paper mills.

AssiDomän – constituent of environmental stock indexes
For the second consecutive year, AssiDomän is one of only four of the world's forest product corporations to become a constituent of the Dow Jones Sustainability Group Indexes, which underscores the group's successful integration of financial, social and environmental objectives within its business operations.

Financial key figures, group

	2000	1999	1998	1997	1996
Net turnover, MSEK	**24,643**	24,497	23,993	20,725	18,548
Profit after financial items, MSEK *	**3,090**	–701	1,004	1,462	1,713
Net profit, MSEK *	**2,818**	–863	710	772	1,407
Net profit per share, SEK *	**23.81**	–7.29	6.00	6.50	11.90
Cash flow per share, SEK	**40.80**	19.70	22.80	24.10	24.40
Return on equity, % **	**15**	neg	5	5	9
Return on capital employed, % ***	**18**	6	7	9	11
Average number of employees	**14,506**	17,060	17,543	16,914	13,648

* Including MSEK 1,540 write-down on fixed assets in 1999.
** Including write-ups and write-downs on fixed assets of MSEK 13,340 in 2000 and MSEK 1,540 in 1999 respectively.
*** Excluding write-ups and write-downs on fixed assets in 2000 and 1999 respectively.

Environmental key ratios, group

	2000	1999
Harvesting in relation to growth in proprietary forest reserves, including forest reserves not cultivated, %	**71**	68
Proportion of renewable raw materials in AssiDomän's products, %	**98**	97
Total fuel consumption/value-added, MJ/SEK	**4.3**	5.3
Total electricity consumption/value-added, kWh/SEK	**0.26**	0.32
Proportion of bio-fuels of total fuel requirements, %	**67**	63
Operations with certified/registered environmental management systems, % of the group's net turnover	**67**	64

OPERATING PROFIT BY BUSINESS AREA


Corrugated & Containerboard 29%
Cartonboard 3%
Timber 1%
Forestry 26%
Other 41% 1)

1) Units divested to Frantschach in 2000, units consolidated into Billerud from 2001 onwards (see page 30) and other.

AssiDomän intends to create new, strong industrial structures

Expectations of AssiDomän's future achievements have gradually risen, and to justify the market's confidence, it is vital that we honour the undertakings we made ahead of 2000. Indeed, we've delivered on our promises – our rationalisation initiatives have generated results, while our restructuring rolls on. We have also created more shareholder value. We've maintained a high tempo, along with dual efficiency and profitability focuses throughout our process flows, while also making good progress in realigning the group's future structure.

Enhanced profitability

We have rolled out profitability and rationalisation initiatives throughout the group using an array of localised projects. In turn, these have been co-ordinated to exchange experience and best practice across all organisational borders. The results include increased capacity utilisation of our machinery, maintenance efficiency, as well as reduced waste and energy consumption.

We've also been pursuing aggressive revenue and margin-enhancing measures to consolidate our profitability – marketing and sales drives, plus a sharper customer focus, both on individual clients and entire market segments.

The supply of our wood raw material is another notable project, where AssiDomän was successfully able to reduce the capital tied-up in its operations. We've also been successful in reducing our raw material inventories at stock yards, on forest roadways and at our mills. We are well on the way towards the targeted one week's inventories at the paper mills, which apart from reducing costs, also improves the utilisation of fibre as a consequence of raw materials always being fresh.

Our Profit Improvement Program implied profitability enhancements exceeding MSEK 800 in 2000, beating our own targets.

Positive external factors – firm demand and favourable price performance – obviously helped raise profitability. Meanwhile, our fine-tuning has optimised our ability to exploit a positive business cycle.

Overall, this implies that we can be satisfied with achieving the highest profitability in five years for the group, a 20% return on equity and 18% return on capital employed.

Structure and strategy

In parallel with these activities, AssiDomän has taken extensive steps regarding the group's future strategic orientation and structure. The drivers here are our intent to assure profitability and sustainable growth in the group's operations – i.e. to enhance competitiveness and shareholder value.

The accentuating competition in our sector necessitates players having a chance of securing leading positions, requiring critical mass and high skills levels. This, in turn, implies that we cannot run an excessive number of diverse operations simultaneously, with the according need for focus and concentration. After a thorough review of AssiDomän's market positions, product portfolio and other factors, we have formulated a strategy intended to create competitive structures – securing the best possible havens for our businesses to progress is the optimal way of revealing values in the group.

Considerations including our need to focus elicited the divestment of our sack operations, the Dynäs and Sepap mills and Barrier Coating. European consumption of sacks and sack paper is declining, while the need for sector consolidation remains. Frantschach was prepared to concentrate on pioneering this restructuring, at a price that exceeded our internal strategic value for these operations.

Similarly, we were later able to find a structurally and industrially appropriate solution for our Skärblacka and Karlsborg units, which were integrated with Stora Enso's Gruvön facility in a newly incorporated jointly owned enterprise, Billerud. Billerud enjoys bright prospects of evolving into a leading global provider in several kraft paper segments, particularly white packaging paper. Both these transactions brought our shareholders substantial values; the redemption of over 23 million shares provided SEK 4.4 billion for our shareholders. We are now also proposing AssiDomän's holdings in Billerud AB being transferred to shareholders coincident with a stock market flotation of this new corporation, by no later than 2002.

Through our agreement with Kappa Holdings we have created an appropriate and stronger ownership structure for Corrugated & Containerboard's operations.

For these operations, our European market share is a modest 7%; even as the third-largest player we have not been able to avoid the extensive ongoing international restructuring and transformation of the European corrugated and containerboard markets – the result is progressively larger players and more intense competition. Mergers and acquisitions for a value of USD 58 bn were effected in 2000.

Our prospects of effecting aggressive initiatives such as acquisitions have been limited by the high prices and substantial premiums that potential acquisition targets command. I think the stock market would take a sceptical view of further acquisitions, with the resulting destruction of value. There are plenty of illustrative examples in this context, not least in the forest products industry. Meanwhile, acquiring smaller enterprises would tie up considerable time and management capacity, which the brisk pace of the prevailing transformation does not permit. The decision I and our Board reached is that our corrugated and containerboard activities are too small to remain a profitable pan-

European player but too big to be an efficient, flexible niche player.

The divestment to Kappa makes Corrugated & Containerboard part of a far stronger player on the European market for these products. In industrial terms, this is a logical and very capable constellation.

Future orientation

Our efforts to create new, secure industrial structures and to reveal values have meant us taking a decisive step on our road to becoming a pure forest owning AssiDomän. We have also written up the book value of our forest assets to MSEK 17,500 from the previous MSEK 4,160 in order to create the right prospects for this type of corporation. Moreover, we will gain the possibility of adapting our capital structure to these re-focused activities.

AssiDomän is Europe's largest listed forest owner; we have a unique asset in our 2.4 million hectares of productive forest land. We will now progress towards becoming an increasingly strategic and commercially active player, building on our extensive forest assets and the competencies harboured in our operations.

Our intention is to sustain our efforts to identify more secure structures for our remaining industrial activities, and after this transaction, the group comprises Cartonboard, with the Frövi mill, our sawmilling activities and the 50% holding in Billerud AB, which we intend to spin off to our shareholders.

Environmental successes

AssiDomän's operations are based on ecological cycles to a very great extent – AssiDomän's products are to 98% comprised of renewable raw materials.

I view emissions of greenhouse gases and the ensuing environmental impact as one of the major challenges the global community must deal with through future environmental efforts. Growing forests bind carbon dioxide in the photosynthesis process, and at present, we leave some 30% of the annual growth of our forest land un-harvested, implying a timber reserve and continuous increase in the volume of carbon dioxide bound up. In international terms, Sweden should be striving towards creating a philosophy where growing forests are assigned greater financial value as a consequence of their status as carbon sinks. Our energy-saving measures form part of our prioritised assignment of reducing greenhouse gas emissions. Our efforts to reduce energy consumption are part of our group environmental management systems.

Active and credible environmental efforts are vital, as is communication and collaboration with external parties. Our work alongside the WWF regarding the establishment and expansion of forestry certification systems, gaining participants increased positive attention, is an example of our successful efforts here.

The fact that the group is a constituent of the Dow Jones Sustainability Group Indexes is very pleasing, underscoring the success-ful integration of financial, social and environmental objectives in our operations.

Personal commitment

The divestments, rationalisation measures, restructuring and ownership realignments we have implemented, and can be expected to continue, affect everybody in the group to varying degrees. However, all AssiDomän professionals are working towards a common objective – the long-term survival and competitiveness of our operations. Change is an element of this process, while adapting to new conditions is the best safety factor to ensure our future.

I can also detect the personal commitment – a competitive spirit – in many of our professionals throughout the organisation. Their intent to make the company and our businesses still better is the driver that creates developmental opportunities and a positive outlook.

Outlook

As a pure forest land-owning corporation, AssiDomän will have the capacity to generate strong and stable cash flows – profit variations within forestry are lower than in industrial operations. Historically, forest ownership represents a high-yielding, low-risk investment. Stable cash flows and limited investment requirements create the scope for high dividend pay-out ratios. Additionally, the corporation will have the right prospects for consolidating its cash flows through ongoing land transactions.

Investment in a pure forest land-owning corporation implies low risk, with consistent positive returns, which will be attractive to small and large investors alike.

Gunnar Palme
President and Chief Executive Officer
Stockholm, Sweden, March 2001



AssiDomän – heading towards pure forest land ownership

Consistently, the primary objectives of focusing AssiDomän are to build strong, competitive structures for group operations, while also creating shareholder value. Like previous restructuring measures, the divestment of Corrugated & Containerboard satisfies both objectives.

The divestment of Corrugated & Containerboard

In March 2001, AssiDomän signed an agreement with Kappa Alpha Holdings ("Kappa Holdings") regarding the divestment of AssiDomän Corrugated & Containerboard. Kappa Holdings was incorporated by Cinven Ltd. and CVC Capital Partners with the intention of acquiring AssiDomän Corrugated & Containerboard, integrating its activities with Kappa Packaging.

The operations will be formally taken over as of 1 January 2001; the transaction is conditional on the approval of the EU competition authorities, with final approval and transfer of the acquisition fee in the first half-year 2001.

Strategy

AssiDomän's strategy is to participate in the creation of secure market structures by pursuing European leadership in its various product areas. On the corrugated and containerboard side, the divestment of the business area to Kappa Holdings means the creation of a business with greater integration, broader geographical coverage and higher market shares in key European volume markets. Together, AssiDomän's and Kappa's businesses form a prominent European paper and packaging corporation.

Subsequent to this transaction, AssiDomän's industrial operations comprise Cartonboard, with its mill at Frövi, Sweden, sawmill operations and 50% holdings in Billerud AB. The intention is to float Billerud AB on the Stockholm Exchange as soon as possible, although by no later than 2002, with a coincident spin-off to AssiDomän AB shareholders. AssiDomän's efforts to identify stronger structures for our industrial operations will continue.

Financial objectives

AssiDomän initiated a review of its financial objectives in 2000; the current extensive restructuring in the group has ruled out the meaningful formulation of new financial objectives. With its new future orientation towards forest land ownership, AssiDomän will have the capacity to generate strong and stable cash flows – the profit fluctuations of these activities are lower than in industrial operations, while forests require no major ongoing investments. The new operational structure will be considered when AssiDomän revises its financial objectives in 2001. The capital structure will be modified to a debt level suitable for a corporation with stable cash flows, while we will also review our dividend policy – our present objective is to pay out 4% of shareholders' equity at year-end. Stable cash flows and limited investment requirements create the scope for dividend policies that imply high dividend pay-out ratios.

A focused forest land owner

AssiDomän's central long-term orientation will be forest land ownership. With 2.4 million hectares of productive forests, the group is the biggest listed forest land owner and cultivator in Europe.

AssiDomän divides its harvesting 50% in northern Sweden and 50% in the rest of Sweden, with yearly harvesting of 5.2 million sm^3ub distributed 60% between sawlogs and 40% comprising pulpwood and other grades. Sawlogs are much more valuable because the price per cubic metre is far higher than pulpwood. Subsequent to the write-up of fixed assets, the book value of forest land is MSEK 17,500, equivalent to its taxable value. The Swedish tax authorities stipulate that taxable values should comprise approximately 75% of market values.

Forest is a renewable asset – yearly growth means forest is continually renewed without any costs incurred. Because, at present, AssiDomän harvests only 70% of its growth, it has significant potential to increase its timber harvests, despite the low growth rates at our latitudes. AssiDomän could increase the output volumes from its forest by some 20% over the next 20 years; some increases are also possible after this period.

In historical terms, forest ownership has been a high-yield, low-risk investment, generating stable cash flows as a consequence of consistent high margins. As a focused forest owner, AssiDomän's strategy will be to preserve its ability to generate cash flows.

Purchases and sales of forest land have been an element of AssiDomän's strategy of optimising the value of its assets, and will remain so. The scope for such transactions is substantial, particularly in southern Sweden, where prices are highest and land represents some 65% of the total taxable value of AssiDomän's forest land.

The fact that forestry is becoming less linked to the industry means that it is also easier to exploit the forestry skills harboured within AssiDomän for external assignments.

Environmental strategy

AssiDomän's Environmental Policy (see page 51) stipulates that the group will pursue operations to contribute to sustainable progress in society. Each day, AssiDomän translates the guidelines and undertakings of this Policy into practical action.

Taking a holistic approach to environmental issues is a natural element of AssiDomän's business development, while incorporating environmental initiatives into day-to-day business also ensures that these activities are pursued cost efficiently.

AssiDomän's forestry activities comprise four key elements for

sustainable development: forestry pursued with good long-term returns considering ecological, social and cultural issues. This is achieved through certification according to FSC principles for sustainable forestry. AssiDomän's certified environmental management systems constitute a guarantee for good practice and continuous improvements in the entire chain right to the customer.

AssiDomän will consolidate its customers' overall perceptions of the experienced benefit of its products, and of AssiDomän as a cost-efficient and environmental corporation. AssiDomän will view this as a strategic initiative, expected to generate new business opportunities in those spheres where the group has expressed ambitions to progress and be a leader.

EXTERNAL SALES BY BUSINESS AREA


MSEK
30,000
25,000
20,000
15,000
10,000
5,000
0
24,643
7,182
2000
Divestments
Proforma 2000
Forestry
Timber
Cartonboard
Corrugated & Containerboard
Units divested to Frantschach and transferred to Billerud

ASSIDOMÄN'S FUTURE STRUCTURE


Forestry
Timber
Cartonboard
Billerud (50%)

The divestment of Corrugated & Containerboard constitutes a decisive step in AssiDomän's transformation into a more focused corporation. Forest ownership will be the corporation's core business. Revised ownership still constitutes a future opportunity for Cartonboard, Timber and the holding in Billerud.

AssiDomän excluding units being divested pro forma

Income Statement

MSEK	Pro forma 2000	Full year 2000
Net turnover	**7,182**	24,643
Other operating income	**331**	566
Operating costs *	**–6,128**	–20,113
Profit share in associated companies	**810**	–4
Depreciation according to plan	**–404**	–1,619
Operating profit	**1,791**	3,473
Financial items	**–206**	–383
Profit after financial items	**1,585**	3,090
Tax	**–444**	–266
Minority share	**–**	–6
Net profit	**1,141**	2,818

* Including MSEK 144 respectively of SPP surplus consolidation funds and MSEK 332 in staff costs.

The above pro forma income statements and balance sheets are based on the following assumptions:
- Corrugated & Containerboard has been de-consolidated from AssiDomän's accounts. The units divested to Frantschach in 2000 are entirely excluded.
- Calculated net profit from the divestment of Corrugated & Containerboard (MSEK 1,870) has not been included in the income statement. This amount does not include the effect of translation differences on the shareholders' equity of units during their period of ownership.
- No adjustment of net financial items has been made apart from the elimination of the aforementioned units' net financial items. Accordingly, no interest on the purchase price is included.
- Tax costs have been calculated at an average tax rate of 28%.
- An estimated capital gain (MSEK 1,570) and positive tax effect (MSEK 300) from divested units has been posted to shareholders' equity in the balance sheet.
- The balance sheet as of 31 December 2000 has also been adjusted for the effects of the incorporation of Billerud; the AssiDomän Skärblacka and Karlsborg units have been de-consolidated, instead accounted as profit share in associated companies.

Balance sheet

MSEK	Pro forma 31 Dec. 2000	31 Dec. 2000
Fixed assets, non interest-bearing	**22,210**	30,069
Inventories	**718**	2,305
Current receivables, etc., non interest-bearing	**2,223**	4,910
Liquid assets and interest-bearing receivables	**16,774**	2,925
Total assets	**41,925**	40,209
Shareholders' equity	**26,713**	24,843
Minority interests	**–**	29
Non-interest-bearing liabilities and provisions	**7,843**	10,235
Interest-bearing liabilities and provisions	**7,369**	5,102
Total liabilities and shareholders' equity	**41,925**	40,209

Key figures and per share data

	Pro forma 31 Dec. 2000	31 Dec. 2000
Number of shares	**118,373,034**	118,373,034
Earnings per share, SEK	**9.65**	23.81
Shareholders' equity per share, SEK	**226**	210
Net debt, MSEK	**–9,405**	2,177
Dept/equity ratio, multiple	**–0.35**	0.09
Return on equity, % - exc. write-up 2000	**7**	20

The AssiDomän share

AssiDomän registered a solid share price performance during last year; the year-end price paid was SEK 190, implying 37.2% gains on the year-end price paid of SEK 138.50 in 1999. The price comparison does not consider the detachment of redemption rights on 10 October, worth SEK 8 per share.

AssiDomän's share price performance featured fairly sizeable fluctuations early in the year; resisting the sharp downturn of other forest products industry shares until early June, when AssiDomän followed the forest products industry index downturn.

However, after the end of June, AssiDomän's share price rose resolutely, by 51.4% from 30 June to 31 December, while Affärsvärlden's benchmark forest products index gained 31.7% and the all-share Generalindex dropped 17.4%.

The Board's proposal to transfer MSEK 4,411 to shareholders through share redemptions, the creation of Billerud and efforts to find stronger structures for the packaging operations have all gained a positive market reception.

The year high of SEK 200 was achieved on 5 December, with the low of SEK 121 on 29 June.

Until 15 March 2001, AssiDomän's share price had risen by 8.2% to SEK 205.50 (Forest products index: +5.2%, Generalindex: –12.8%).

The total return on the AssiDomän share – price increase plus dividends, if continuously re-invested in AssiDomän shares – amounted to 107.8% between the initial public offering in April 1994 and 31 December 2000. This does not include the proposed dividend for 2000 (SEK 6.50).

At year-end 2000, AssiDomän's market capitalisation was MSEK 22,491 (16,395), including the value of redeemed shares of MSEK 4,411. These shares were liquidated on 29 March 2001, when the translation was registered and the redemption fee paid.

Exchange trading

The AssiDomän share is quoted on the OM Stockholm Exchange A-list of highest-turnover shares. Trading blocks are 100 shares; the nominal amount is SEK 20.

Average daily turnover in 2000 was 198,367 (192,385), up by some 6,000. A total of 49.6 (48.5) million shares were traded in 2000, corresponding to 42% of the total number of shares.

According to the stock exchange's latest definition, the AssiDomän share's beta value (see definitions on page 11) is 0.51. The correlation co-efficient was 0.10, implying that 10% of AssiDomän's share price performance is due to general stock market performance.

Share price performance* and traded volumes 1 Jan. 99–15 Mar. 01


SEK
220
200
180
160
140
120
100
80
17,500
15,000
12,500
10,000
7,500
5,000
2,500
1999
2000
2001
AssiDomän share
Affärsvärlden's forest products index
* Weekly values
Turnover, 000
(incl. after-hours trading)
Source: SIX

Share price performance* 8 Apr. 94–15 Mar. 01


SEK
220
200
180
160
140
120
100
80
AssiDomän share
Affärsvärlden's forest products index
8 Apr. 94
1995
1996
1997
1998
1999
2000
* Weekly values
Source: ECOWIN

Share price performance prior to 15 Jun. 99 has been adjusted for the spin-off of Sveaskog in both figures.

Ownership structure

The following describes AssiDomän's ownership structure excluding those shares registered for redemption; the biggest change amongst the 10 largest owners in 2000 was the Fourth AP (National Pension

Insurance) Fund's transfer of its 3.3% ownership to the First, Second and Third AP Funds (1.1% each). This transfer is a response of the new distribution of assets between these buffer funds resolved by the Swedish government in late 2000.

Other changes include the departure of AMF Pension, Handelsbanken Fonder, the Union of Technical and Clerical Employees in Industry, insurance corporation Länsförsäkringar and the Zenit hedge fund from the list of major shareholders, with the aforementioned AP Funds, the Foundation for Knowledge and Competence and SEB new to the list. The number of shareholders with holdings of less than 10,000 shares represents 16.6% of the total number of shares; the number of AssiDomän shareholders fell by 32,435 to 221,400. The share of foreign owners increased by 6% to 23.5% through the year, with the majority registered in the US.

When collating the largest shareholders, some uncertainty is implied regarding holdings registered outside Sweden. VPC (the Central Swedish Securities Depository) maintains share registers of all Swedish shareholders, while generally, foreign holdings are only stated via custodian institutions. Accordingly, the table indicates only the largest Swedish owners, despite the fact that un-identified foreign institutions may be present amongst major shareholders.

Ownership structure

	Number of shares	Proportion, %
Swedish Government	33,605,190	35.3
Owners of 1–10,000 shares	15,812,423	16.6
Ten largest Swedish shareholders excluding Government	15,673,377	16.5
Foreign owners	22,360,304	23.5
Other Swedish shareholders	7,705,885	8.1
Total	**95,157,179**	**100.0**
Share redemption	23,215,855	
Total number of shares	**118,373,034**	

Major Swedish shareholders 31 Dec. 00

(including effect of redeemed shares)

Shareholder	Number of shares	Proportion of shares and votes, %
Swedish Government	33,605,190	35.3
SEB fonder	6,037,090	6.3
Alecta (formerly SPP)	3,143,027	3.3
SEB-Trygg Försäkring	1,013,260	1.1
First National Pension Insurance Fund	1,000,000	1.1
Second National Pension Insurance Fund	1,000,000	1.1
Third National Pension Insurance Fund	1,000,000	1.1
Fourth National Pension Insurance Fund	1,000,000	1.1
SEB	600,000	0.6
The Foundation for Knowledge and Competence	454,000	0.4
Other shareholders	46,304,612	48.6
Total number of shares after redemption	**95,157,179**	**100.0**
Share redemption	23,215,855	
Total number of shares 31 Dec. 00	**118,373,034**	

Ownership structure 31 Dec. 00

Shareholding	Number of owners	Proportion of total owners, %	Number of shares	Proportion of share capital, %
1–10,000	221,259	99.94	15,812,423	16.62
10,001–100,000	104	0.05	3,343,809	3.51
100,001–1,000,000	29	0.01	10,575,456	11.11
1,000,001–	8	0.00	65,425,491	68.76
Total	**221,400**	**100.00**	**95,157,179**	**100.00**
Share redemption			23,215,855	
Total number of shares			**118,373,034**	

Share capital history, AssiDomän AB

Year		Number of shares		Share capital (SEK 000)	
		Change	Total	Change	Total
1988			160,000		160,000.0
1992	Non-cash issue	150,000	310,000	150,000.0	310,000.0
1993	New issue	1,272,509	1,582,509	1,272,509.0	1,582,509.0
1994	Split 1:50	77,542,941	79,125,450		1,582,509.0
1994	New issue	29,999,493	109,124,943	599,989.9	2,182,498.9
1994	Non-cash issue, Ncb	9,188,091	118,313,034	183,761.8	2,366,260.7
1994	Non-cash issue	60,000	118,373,034	1,200.0	2,367,460.7
2001	Share redemption	–23,215,855	95,157,179	–464,317.1	1,903,143.6

Key figures per share [1]

Calculated on the number of shares outstanding as of 31 December. SEK per share unless otherwise indicated.		2000	1999	1998	1997	1996	1995	1994	Average 1994–2000
Profit after full tax *		**23.81**	–7.29	6.00	6.50	11.90	28.90	16.50	12.33
Dividend (proposed 2000)		**6.50**	6.00	5.50	5.50	5.25	5.00	3.25	5.29
Dividend as % of	- share price (dividend yield)	**3.4**	4.3	4.3	2.7	2.8	3.5	1.8	3.3
	- profit	**27.3**	–	91.7	84.3	44.1	17.3	19.7	40.63
	- closing equity	**3.1**	5.4	4.1	4.2	4.0	4.0	3.3	4.0
Net turnover		**207**	207	203	175	157	178	142	181
Cash flow		**40.8**	19.7	22.8	24.1	24.4	43.5	24.5	28.5
Capital employed		**253**	194	223	202	163	157	126	188
Net debt		**18**	71	81	59	19	19	12	40
Shareholders' equity		**210**	111	133	132	131	124	99	134
Share price/closing equity, %		**91**	124	96	152	145	116	179	129
P/E ratio, multiple		**8**	–	21	31	16	5	11	13
EV/EBITDA, multiple		**5**	8	7	9	8	4	7	7
Return on equity, % **		**20**	3	5	5	9	26	18	11
Return on capital employed, % **		**18**	6	7	9	11	28	16	14
Share price	- annual average	**148.2**	137.6	190.8	214.3	157.7	161.5	167.0	168.1
	- 31 December	**190.0**	138.5	128.0	201.0	190.0	144.0	177.0	166.9
	- high	**200.0**	162.0	256.0	260.0	194.0	181.0	186.0	205.6
	- low	**121.0**	100.5	122.0	176.5	135.0	131.0	147.0	133.3
Beta value		**0.5**	0.7	1.0	–	–	–	–	0.7
Volatility		**34.8**	41.3	34.0	27.5	17.5	18.8	20.7	27.8

1) Definitions, see page 11. * Including MSEK 1,540 write-down in 1999. ** Excluding write-ups and write-downs on fixed assets of MSEK 13,340 in 2000 and MSEK 1,540 in 1999 respectively.

Net turnover

External net turnover 2000

MSEK	Container-board	Corrugated board	Packaging paper	Pulp	Carton-board	Sawn timber	Round timber	Other	Total	% of total
Corrugated & Containerboard	2,819	9,577							12,396	50
Kraft Products			1,839	1,074					2,913	12
Cartonboard					1,943				1,943	8
Timber						2,145			2,145	9
Forestry							1,530		1,530	6
Other [1]								3,716	3,716	15
Total	**2,819**	**9,577**	**1,839**	**1,074**	**1,943**	**2,145**	**1,530**	**3,716**	**24,643**	**100**
% of total	11	39	8	4	8	9	6	15	100	

1) Operations divested to Frantschach and other.

In 2000, 39% of consolidated turnover was generated from corrugated board, and with containerboard, these two related grades comprised as much as 50% of turnover.

The fact that AssiDomän's sales are made in multiple geographical markets means that exchange rate variations influence both income and costs. In many cases, production and customers are in different countries and currencies, which influences profits; only 16% of consolidated net turnover is generated from customers in Sweden, while as much as 77% of consolidated group capital employed is SEK-denominated (see opposite). France, the UK and Germany have the converse imbalance, generating a total of 35% of consolidated net turnover, against an aggregate of 8% of group capital employed. This implies that AssiDomän is heavily dependent on Swedish krona exchange rates and economic conditions in Sweden.

EXTERNAL NET TURNOVER BY PRODUCT GROUP, MSEK


Corrugated board
Containerboard
Sawn timber
Cartonboard
Packaging paper
Round timber
Pulp
Other
2,000
4,000
6,000
8,000
10,000

EXTERNAL NET TURNOVER BY MARKET, MSEK


Sweden
Germany
UK
France
Italy
Spain
Denmark
Netherlands
1,000
2,000
3,000
4,000
5,000

Eight markets provide 77% of sales.

Raw materials and electricity supply 2000

Wood raw material,* million sm³ub net

	AssiDomän	External	Total
Swedish mills			
Domestic	1.1	1.3	2.4
Imported	–	0.5	0.5
Sub-total	1.1	1.8	2.9
Foreign mills	–	0.2	0.2
Total	1.1	2.0	3.1

External fibre raw material,* thousand tonnes

	Recycled fibre	Market pulp
Swedish mills	110	125
Foreign mills	330	–
Total	440	125

Electrical power,* GWh

	Swedish units	Foreign units	AssiDomän total
Purchased electrical power	729	233	962
Electrical power produced by AssiDomän	381	153	534
Total	1,110	386	1,496

* Excluding units divested to Frantschach in 2000 and units consolidated in Billerud from 2001 onwards.

Operations in different countries

(included in the Directors' Report)

MSEK	Operations in group companies by country: Net turnover 2000	Net turnover 1999	Capital employed 2000	Capital employed 1999	Investments 2000	Investments 1999	Average number of employees 2000	Average number of employees 1999	Salary and social security costs * 2000	Salary and social security costs * 1999	Net turnover by receiving country 2000	Net turnover by receiving country 1999	Proportion, % 2000	Proportion, % 1999
Sweden	**12,661**	11,682	**23,192**	12,887	**880**	625	**5,430**	6,083	**2,076**	2,489	**4,038**	3,905	**16**	16
Austria	–	–	–	–	–	1	–	–	–	–	**254**	196	**1**	1
Belgium	**814**	1,042	**83**	370	**31**	88	**525**	640	**196**	253	**826**	939	**4**	4
Denmark	**1,186**	1,103	**819**	839	**20**	54	**1,177**	1,034	**419**	356	**1,440**	1,303	**6**	5
Finland	**21**	–	**29**	–	**28**	–	**59**	–	**4**	–	**208**	178	**1**	1
France	**1,354**	1,605	**1,049**	1,317	**107**	74	**1,022**	1,171	**328**	427	**2,600**	2,724	**11**	11
Germany	**1,288**	1,546	**291**	518	**69**	104	**697**	998	**284**	413	**2,997**	3,102	**12**	13
Greece	–	–	–	–	–	–	–	–	–	–	**71**	75	–	–
Ireland	–	–	–	–	–	–	–	–	–	–	**61**	86	–	–
Italy	**1,398**	1,269	**975**	1,110	**57**	91	**707**	758	**218**	241	**1,897**	1,775	**8**	7
Netherlands	**559**	523	**654**	1,070	**9**	20	**227**	227	**85**	87	**1,202**	1,152	**5**	5
Portugal	–	–	–	–	–	–	–	–	–	–	**77**	89	–	1
Spain	**1,285**	1,158	**555**	428	**121**	63	**598**	579	**134**	130	**1,747**	1,541	**7**	6
UK	**1,498**	1,631	**1,044**	1,293	**71**	85	**1,139**	1,495	**397**	453	**2,978**	2,995	**12**	12
Rest of EU	–	–	–	–	–	–	–	–	–	–	**8**	8	–	–
EU excluding Sweden	**9,403**	9,877	**5,499**	6,945	**513**	580	**6,151**	6,902	**2,065**	2,360	**16,366**	16,163	**67**	66
EU total	**22,064**	21,559	**28,691**	19,832	**1,393**	1,205	**11,581**	12,985	**4,141**	4,849	**20,404**	20,068	**83**	82
Croatia	**24**	79	–	23	**1**	–	**52**	96	**4**	7	**24**	–	–	–
Czech Republic	**1,158**	1,488	**172**	1,871	**42**	206	**958**	1,559	**81**	126	**614**	804	**3**	3
Hungary	**38**	47	**4**	6	**1**	1	**6**	5	**1**	1	**102**	97	–	–
Latvia	**16**	15	**14**	13	**1**	1	**10**	4	**2**	1	**20**	14	–	–
Lithuania	**40**	34	**39**	31	**1**	3	**75**	62	**5**	4	**56**	38	–	–
Norway	**150**	207	**0**	149	**2**	7	**83**	144	**29**	44	**452**	416	**2**	2
Poland	**62**	24	**79**	86	**5**	33	**95**	69	**12**	8	**213**	218	**1**	1
Russia	**162**	95	**167**	61	**7**	11	**225**	149	**12**	7	**164**	111	**1**	1
Slovakia	**580**	612	**586**	623	**65**	92	**1,222**	1,787	**71**	95	**307**	282	**1**	1
Switzerland	**349**	337	**222**	221	**15**	9	**199**	199	**99**	90	**383**	391	**2**	2
Turkey	–	–	–	–	–	–	–	–	–	–	**103**	98	–	–
Rest of Europe	–	–	–	–	–	4	–	–	–	–	**119**	222	–	1
Europe excluding EU	**2,579**	2,938	**1,283**	3,084	**140**	367	**2,925**	4,074	**316**	383	**2,557**	2,691	**10**	11
Europe total	**24,643**	24,497	**29,974**	22,916	**1,533**	1,572	**14,506**	17,059	**4,457**	5,232	**22,961**	22,759	**93**	93
Africa	–	–	–	–	–	–	–	–	–	–	**553**	577	**2**	2
America	**0**	0	–	2	**3**	1	–	–	–	–	**432**	382	**2**	2
Asia	–	–	–	–	–	–	–	1	–	–	**625**	715	**3**	3
Rest of world	–	–	–	–	–	–	–	–	–	–	**72**	64	–	–
Total	**24,643**	24,497	**29,974**	22,918	**1,536**	1,573	**14,506**	17,060	**4,457**	5,232	**24,643**	24,497	**100**	100

* Of which surplus consolidation funds from fund manager SPP in Sweden comprised MSEK –332 in 2000.

Production capacity [1)]

k tonnes

Unit	Country	Containerboard: Corrugated board [2)]	Kraftliner	Testliner/ fluting	SC fluting	Carton- board	Sawn timber [3)]
Corrugated & Containerboard	Europe	2,200					
Kraftliner	Sweden		640				
Sturovo	Slovakia				160	85	
Ania	Italy			140			
Lecoursonnois	France			80			
Cartonboard	Sweden					350	
Timber	Sweden						1,200
Capacity		2,200	640	220	160	435	1,200
Deliveries to AssiDomän mills			225	140	80		
Capacity – external deliveries		2,200	415	80	80	435	1,200

1) Excluding units divested to Frantschach in 2000 and units consolidated in Billerud from 2001 onwards. 2) Mm², corresponds to approximately 1,400 k tonnes. 3) 000 m³.

Seven-year summary, group

(included in the Directors' Report)

	2000	1999	1998	1997	1996	1995	1994
Income Statement, MSEK							
Net turnover	**24,643**	24,497	23,993	20,725	18,548	21,016	16,762
Other operating income	**566**	209	145	555	778	820	470
Operating costs	**–20,113**	–21,402	–20,710	–17,921	–16,275	–16,387	–14,043
Operating profit before depreciation	**5,096**	3,304	3,428	3,359	3,051	5,449	3,189
Depreciation	**–1,619**	–1,963	–1,850	–1,521	–1,144	–1,011	–933
Profit share in associated companies	**–4**	–2	–	7	–64	35	9
Operating profit before write-downs	**3,473**	1,339	1,578	1,845	1,843	4,473	2,265
Write-downs	–	–1,540	–	–	–	–	–
Operating profit	**3,473**	–201	1,578	1,845	1,843	4,473	2,265
Financial items	**–383**	–500	–574	–383	–130	–127	–193
Profit after financial items	**3,090**	–701	1,004	1,462	1,713	4,346	2,072
Net extraordinary items, etc.	–	–	–	–426	–	–	–24
Tax	**–266**	–161	–291	–255	–306	–927	–98
Minority interests	**–6**	–1	–3	–9	–	–1	–
Net profit	**2,818**	–863	710	772	1,407	3,418	1,950
Balance Sheet, MSEK							
Fixed assets, non-interest bearing	**29,988**	20,515	24,662	22,740	16,913	14,951	12,490
Shares and participations	**81**	105	98	154	1,026	1,586	148
Inventories	**2,305**	2,826	3,020	2,672	2,338	2,712	2,014
Current receivables, etc., non-interest bearing	**4,910**	5,586	5,117	4,356	3,798	4,269	3,539
Liquid assets and interest-bearing receivables	**2,925**	1,272	945	1,272	1,496	1,476	1,868
Total assets	**40,209**	30,304	33,842	31,194	25,571	24,994	20,059
Shareholders' equity	**24,843**	13,194	15,777	15,623	15,499	14,707	11,688
Minority interests	**29**	32	62	65	1	84	25
Non-interest bearing liabilities and provisions	**10,235**	7,386	7,458	7,255	6,297	6,429	5,086
Interest-bearing liabilities and provisions	**5,102**	9,692	10,545	8,251	3,774	3,774	3,260
Total shareholders' equity and liabilities	**40,209**	30,304	33,842	31,194	25,571	24,994	20,059
Capital employed	**29,974**	22,918	26,384	23,939	19,274	18,565	14,973
Interest-bearing net debt	**2,177**	8,420	9,600	6,979	2,278	2,298	1,392
Key figures [1]							
Return on equity, % *	**20**	3	5	5	9	26	18
Return on capital employed, % *	**18**	6	7	9	11	28	16
Debt/equity ratio, multiple	**0.09**	0.64	0.61	0.44	0.15	0.16	0.12
Equity ratio, %	**62**	44	47	50	61	59	58
Rate of capital turnover, multiple	**0.95**	1.00	0.96	0.95	1.02	1.30	1.15
Interest cover, multiple	**6.6**	–0.2	2.4	3.9	6.8	13.3	7.2
Gross margin, %	**21**	13	14	16	16	26	19
Operating margin, % **	**14**	5	7	9	10	21	13
Investments, MSEK							
Corporate acquisitions	**46**	53	1,681	3,109	676	3,762	416
Other investments	**1,490**	1,520	2,173	4,360	3,236	2,260	1,037
Personnel							
Average number of employees	**14,506**	17,060	17,543	16,914	13,648	13,119	11,924
Salary and other remuneration paid, MSEK	**3,529**	3,880	3,967	3,677	3,436	3,145	2,963

1) Key figures per share, see page 7.

* Excluding write-downs in 1999 and excluding write-ups in 2000.

** Excluding write-downs in 1999.



Definitions

■ Adjusted equity
Shareholders' equity plus minority interests.

■ Beta value
The beta coefficient is a risk indicator that measures the volatility of AssiDomän shares compared to the rest of the stock exchange. The beta value is normally reported for a 48-month period. With a beta coefficient of 1.0, the volatility of the share price would exactly match the general index of the stock exchange.

■ Capital employed
Total assets less non-interest-bearing liabilities at year-end.

■ Cash flow per share
EBITDA +/– financial items less tax paid divided by the number of shares at year-end.

■ Debt/equity ratio
Interest-bearing net debt divided by adjusted equity.

■ Earnings per share after full tax
Net profit after tax divided by the number of shares at year-end.

■ EBITDA
Operating profit before depreciation, write-downs and profit shares in associated companies (EBITDA = earnings before interest, tax, depreciation and amortisation).

■ Equity ratio
Adjusted equity divided by total assets at year-end.

■ EV/EBITDA
Market capitalisation plus interest-bearing net debt plus minority interests divided by EBITDA (EV = Enterprise Value).

■ Gross margin
Operating profit before depreciation as a percentage of net turnover.

■ Interest-bearing net debt
Interest-bearing liabilities less interest-bearing assets at year-end.

■ Interest cover
Operating profit plus financial income divided by financial expenses including exchange rate differences.

■ Net operating assets
Total assets less interest-bearing assets and tax receivables less non-interest-bearing liabilities excluding tax liabilities at year-end.

■ Operating margin
Operating profit as a percentage of net turnover.

■ P/E ratio
The closing share price divided by earnings per share after full tax.

■ Rate of capital turnover
Net turnover plus other operating income divided by average capital employed.

■ Return on capital employed
Operating profit plus financial income divided by average capital employed.

■ Return on equity
Profit after tax as a percentage of average adjusted equity.

■ Return on net operating assets
Operating profit divided by average net operating assets.

■ Value-added
Operating profit before depreciation excluding salary costs.

■ Volatility
Measures share price volatility as a percentage over 250 days. The figure relates to the value at year-end.

Sensitivity analysis and financial risk management

(Part of Directors' Report)

The forest products industry is capital intensive and cyclical, implying high operating risk, which should be offset by low financial risk.

Sensitivity analysis

AssiDomän's operating profit and operating margin exhibit significant fluctuations from year to year, which are principally a function of price changes caused by demand variations for the corporation's products.

In 2000, corrugated board represented 39% of consolidated turnover, and alongside containerboard, these two related product areas represented as much as 50% of turnover.

In turn, demand for corrugated board is attributable to the various product spheres where this material is used as transport packaging; corrugated board for food and drinks on the one hand, and industrial products on the other, each comprised 43% of demand. Food and drinks products are subject to stable demand growth over time, the exception being those corrugated board boxes used for fruit and vegetable harvests. With stable demand for food, variations in industrial production become the primary explanation for price fluctuations on these products, and the ensuing variations in consolidated profits.

Demand for liquid packaging board has exhibited the corresponding stability to the corrugated board used for food and drinks packaging; prices have been stable. Packaging board is subject to slightly wider variations, in both demand and price.

Sawn timber shadow the general business cycle, with saw log volumes and prices determining profits; raw materials comprise some 60% of a sawmill's costs.

Production capacity build-outs are another factor influencing price and profits; if extensive production capacity expansion is coincident with an industrial production slowdown, this implies the accentuation of price downturns, while the opposite also applies.

Profit influences

Product prices

Price variations exert the greatest direct profit impact – in straightforward theoretical terms, price changes should feed through to profits directly. However, this seldom applies because in most cases, price increases often mean the business cycle is such that costs are also rising. Price fluctuations can be extremely sizeable – in cyclical upturns, containerboard and pulp prices can double. AssiDomän's net exposure to these products is reduced as a consequence of the corporation not merely selling, but also purchasing containerboard and pulp, as well as round timber. AssiDomän's net exposure to containerboard implies that 5% price increases generate a MSEK –38 profit effect.

Costs

Despite the fact that raw material costs can fluctuate almost as much as product prices, the majority of other costs vary far more slowly.

CORRUGATED BOARD PRICES GERMANY 1994–2000


SEK/tonne
9,000
8,000
7,000
6,000
5,000
4,000
Corrugated board
94 95 96 97 98 99 00 01

AssiDomän has corrugated board capacity of 2,200 Mm^2, corresponding to just under 1,400 k tonnes. A 1% price increase would raise operating profit by MSEK 96.

KRAFTLINER PRICES GERMANY 1994–2000


SEK/tonne
6,000
5,000
4,000
3,000
2,000
Kraftliner
94 95 96 97 98 99 00 01

A 5% price change would have a MSEK 56 profit impact. AssiDomän sells approximately 400 k tonnes kraftliner externally. Because the company also purchases approximately 150 k tonnes, the net exposure comprises sales of approximately 250 k tonnes.

TESTLINER PRICES GERMANY 1994–2000


SEK/tonne
5,000
4,000
3,000
2,000
1,000
Testliner
94 95 96 97 98 99 00 01

AssiDomän is a net buyer of nearly 200 k tonnes of containerboard. Exposure is expected to increase to approximately 300 k tonnes in 2001. Accordingly, the corporation is a net buyer of approximately 530 k tonnes of testliner. A 5% price variation would have a MSEK 94 profit impact. The aggregate net effect on containerboard (testliner and kraftliner) from a 5% price increase is MSEK –38.

PULPWOOD PRICES SWEDEN 1994–2000


SEK/m³fub
350
300
250
200
150
Pulpwood
94 95 96 97 98 99 00 01

A 5% price increase would exert a profit impact of MSEK –9. AssiDomän purchased 2.5 M tonnes pulpwood and sawmill chips externally at a cost of MSEK 580, and sold 1.7 M tonnes. The net exposure emerges at only 0.8 M tonnes, corresponding to MSEK 186.

Volumes

Generally, the demand for paper and cartonboard is in annual trend growth of 2.5–3%, although variations between individual years can be sizeable, and due partly to cyclically related demand fluctuations, but stockpiling and de-stocking also exert substantial influences on delivered volumes. The volume influences exert a direct impact on profits because fewer sold units make a contribution to operating profit. However, the influence is also indirect, because margins are pressurised when fixed costs must be distributed between fewer manufacturing units.

Sensitivity analysis, +/–5% change

Income

	2000						
		Propor-		Annual average price (SEK) [1]			
Products	Effect, MSEK	tion, %	Unit	2000	1994–2000	High	Low
Corrugated board [2]	480	39	tonne	6,273	6,338	8,329	5,654
Containerboard [3]	140	11	tonne	4,482	4,112	5,620	2,828
Cartonboard	100	8	tonne	8,217	7,532	9,509	6,474
Packaging paper	160	13					
Pulp	90	7	tonne	6,301	4,753	7,177	3,335
Sawn timber [4]	110	9	m³	1,560	1,647	1,959	1,338
Round timber [5]	70	6	m³	406	430	454	406
Other [6]	90	7					
Income, total	1,240	100					

Costs

	2000						
		Propor-		Annual average price (SEK) [1]			
Products	Effect, MSEK	tion, %	Unit	2000	1994–2000	High	Low
Paper & pulp [7]	180	18	tonne	3,558	3,042	4,829	1,961
Round timber [8]	120	12	m³	223	250	302	217
Recycled fibre [9]	20	2	tonne	840	477	1,575	–44
Total	320	32					

	2000						
		Propor-	Annual increase, %	Cost index [10]			
Other costs	Effect, MSEK	tion, %	1997–2000	2000	1999	1998	1997
Salary and social security costs	250	24	2.6	120	117	114	112
Chemicals	50	5					
Energy	50	5	0.0	115	113	117	115
Repair and maintenance	50	5					
Delivery and transportation costs	120	12	1.7	109	104	102	103
Other	170	17					
Total	690	68					
Costs, total	1,010	100					

1) Prices PPI Germany, unless otherwise indicated. 2) Price from VDW – Verband der Wellenpappenpapier. 3) Price relates to kraftliner (+175 g). 4) The Swedish Wood Exporters' Association. 5) Sawn timber, the National Board of Forestry. 6) Mainly divested operations in the Barrier Coating business area and sack conversion. 7) Price relates to testliner. 8) Pulpwood, the National Board of Forestry. 9) Recycled corrugated board. 10) Index 100 = 1995

Annual volume change, Europe

%	1994	1995	1996	1997	1998	1999	2000 [1]	Average 1994–2000
Paper and cartonboard [2]	6	1	1	9	6	2	4	4
Deliveries, corrugated board [3]	9	4	1	9	3	5	4	5

1) Estimate 2) CEPI consumption 3) FEFCO deliveries

Financial risk management

Long-term financial stability is a basic prerequisite for AssiDomän's continued growth, and therefore, the corporation prioritises the avoidance of dependence on individual sources of financing, plus minimising the financing and interest risks associated with funding.

Efforts to reduce financial risks conform to the Finance Policy determined by the Board. Responsibility for the group's financing and financial risk management rests centrally with the parent company's finance department.

Financing risk

Financing risk is the risk that a major borrowing requirement will arise in a tight credit market.

AssiDomän's interest-bearing net debt was reduced from MSEK 8,420 to MSEK 2,177 during the year. As of 31 December 2000, parent company liquid assets were MSEK 2,311; committed credit facilities were MSEK 3,935. Thus, immediately available funds were MSEK 6,246, corresponding to 25% of turnover, which is well in excess of the minimum level according to the group's policy.

Interest-bearing liabilities, excluding pension liabilities, amounted to MSEK 3,988 at year-end, of which the majority is included in AssiDomän's funding programme. In order to obtain the desired financing adapted to subsidiary domiciles and currencies, AssiDomän hedges using derivatives.

The AssiDomän group's primary funding base comprises four commercial paper and bond issues. As a result of the divestments completed and announced during the year, Standard & Poor's has decided to place all the group's market programs on credit-watch.

Funding program and credit rating as of 31 Dec. 2000

	31 Dec. 2000 Principal amount	MSEK	Credit rating S&P/Moody's
Commercial paper	MSEK 5,000	2,632	K1 / –
Euro Commercial Paper (ECP)	MUSD 750	-	A-2/P-2
Medium Term Note (MTN)	MSEK 2,000	245	A– / –
Euro Medium Term Note (EMTN)	MSEK 1,000	283	A– / Baa2
Total		3,160	

Considering its revised structure, the group undertook a review of its funding in the autumn, reaching a decision to make an offering to re-purchase all MTN and EMTN issues. At year-end, 80% and 87% of holders respectively had accepted these offerings, while at the same time, AssiDomän cancelled a revolving bank funding facility of MUSD 600, against the background of these same considerations, while also raising short-term bank funding of MSEK 7,000.

Interest rate risk

The interest-rate risk corresponds to the profit effect of a change in interest rates. How fast a trend-related change in interest rates affects earnings depends on the interest fixing period of loans and investments.

The average interest fixing period, including interest rate derivatives of the group's liquid assets and interest-bearing receivables of MSEK 2,925 was approximately two months.

AssiDomän pursues a six-month average interest fixing period, effected through interest rate derivatives. The average interest fixing period, including interest rate derivatives, was approximately four months at year-end. The table illustrates the maturity structure of AssiDomän's borrowing as of 31 December 2000.

Maturity structure, interest-bearing liabilities

Year	MSEK
2001	3,052
2002	148
2003	331
2004	124
2005	13
2006 and beyond	320
Total	3,988

Liquidity management

In recent years, AssiDomän has signed agreements regarding overall account structures for the group. Cash pools have been established for all significant countries in collaboration with global banks. These structures allow cross-border concentration of flows in EUR, implying that the group can control and manage its liquidity more efficiently.

Trading on money and foreign exchange markets

In order to generate higher returns, AssiDomän takes calculated risks on the money and foreign exchange markets, subject to stipulated defined risk limits. The total risk mandate for interest-rate and currency risks was MSEK 75 for the year; the calculated loss in the event of an unfavourable interest rate change of two percentage points (parallel yield curve shift) and an unfavourable 5% change in exchange rates. Risk and results are measured daily. The average utilisation of the risk mandate was MSEK 24 for the year. In order to reflect the group's reduced business volumes, the risk mandate was reduced to MSEK 50 at year-end. The above calculation model for exchange rate and interest rate risk remains.

With regard to liquidity risks and credit risks, AssiDomän may invest only in instruments with high liquidity and creditworthiness, and within established counterparty limits. For Swedish issuers, the requirement is a K1 rating from Standard & Poor's. For foreign issuers, the minimum Standard & Poor's and Moody's credit ratings are A-1 and P-1 for short-term risk and A and A-2 for long-term risk. Certain exceptions are allowed for short-term investments following specific assessments. Calculation of credit risks also includes gains on derivative contracts with counterparties. No credit losses were incurred in 2000.

Exchange rate risk

Exchange rate fluctuations influence the value of AssiDomän's export and import, foreign currency-denominated assets and liabilities and the corporation's competitive position.

Transaction exposure

Transaction exposure arises when a company enters into a business agreement that will generate future payment flows in currencies other than the company's local currency, when currency risks arise. Most of AssiDomän's production is in Sweden. Approximately 75% of invoicing, however, is in currencies other than Swedish kronor (SEK), in the form of foreign subsidiaries' sales and exports from Sweden. In 2000, AssiDomän's exposure to net flows was MSEK 7,100.

The forest products industry's cyclicality limits the scope for making long-term income forecasts. Therefore, actual transaction exposure is defined as the net of accounts receivable and accounts payable, plus any additional amounts that can be regarded as stable future flows from time to time. This means that the exposure is defined on the basis of the time it takes to adjust the corporation to a new price level. Essentially, this means that flows of about four months are hedged on an ongoing basis, and accordingly, exchange rate fluctuations exert their earnings effect with the corresponding delay – four months. In addition, Executive Group Management may decide on shorter or longer hedging periods in certain cases. The group's net currency exposure is hedged externally through derivatives, mainly forward contracts, and by raising foreign currency loans. As of 31 December 2000, future currency flows corresponding to MSEK 1,893 had been hedged.

A change in the value of the Swedish krona affects consolidated operating profit, primarily by shifting the value of the Swedish companies' net exports. AssiDomän's own SEK index, calculated at average exchange rates during the period, weighted in relation to the Swedish companies' net exports, depreciated by 0.9% in 2000 compared to 1999. In 2000, the effect on operating profit was approximately MSEK 103. This must be offset by the effect on operating profit generated through hedging net flows, amounting to MSEK –134, of which unrealised profits from hedging activities was MSEK –25.

SEK depreciation of 5%, in terms of exchange rates as of 31 December 2000, would affect net currency flows into Sweden and increase operating profit by approximately MSEK 170, excluding hedging effects.

Translation exposure

The currency exposure which arises when the group's net assets outside Sweden are translated into SEK is called translation or balance exposure. The group's policy is to hedge this exposure. Of consolidated shareholders' equity of MSEK 24,843 as of on 31 December 2000, MSEK 3,928 comprised net assets in foreign associated companies and subsidiaries, of which 80% was hedged at year-end. There are exceptions to the hedging rule in situations where costs are considered excessive as a result of inadequate functioning of the capital markets and/or excessive interest rate spreads.

Economic exposure

Changes in the relative competitiveness of various countries, known as economic exposure, has a significant impact on the market position of a forest products corporation's market position. AssiDomän is indirectly affected by USD, CAD and EUR exchange rate performance as a result of competition from forest products players with production focused in the US, Canada and Finland. When these currencies are appreciating, particularly against the SEK, the group becomes more competitive because relative costs in Sweden reduce, and vice versa. Economic exposure is hard to influence and represents a substantial risk in terms of the profit performance of certain products like kraftliner and pulp coincident with sudden, significant exchange rate fluctuations.

EMU

Eurozone currencies will cease to exist by 31 December 2001, and accordingly, all corporations located in the affected countries must have converted their accounting to euros exclusively by this time. This also encompasses the conversion of recent income statements and balance sheets. AssiDomän has scheduled the completion of these tasks well in advance of 31 December 2001. The group's efforts are rigorously defined and will entail considerable systematic efforts. AssiDomän will review all systems coincident with this conversion, with the intention of utilising synergies to achieve better general functionality and enhanced cost-efficiency.

Information by currency

	Flow exposure 2000		Hedging 31 Dec. 2000		Net assets of foreign associated companies and subsidiaries, MSEK	Interest-bearing liabilities including derivatives, MSEK
	MSEK	Proportion	MSEK	Exchange rate		
EUR	4,200	59%	1,071	8.56	1,917	1,056
GBP	1,300	18%	338	14.02	770	107
USD	1,400	20%	318	9.85	–	–
NOK	200	3%	33	1.05	–	–
DKK	–	–	98	1.14	137	436
Other	–	–	35		1,104	111
Total	7,100	100%	1,893		3,928	1,710

Operations

In 2000, operations encompassed the manufacture and marketing of corrugated board, containerboard, cartonboard and sawn timber. The group also owns and manages 2.4 million hectares of productive forest land.


Corrugated & Containerboard
ABSOLU
MANDR
Cartonboard
Arla
Mild lättyoghurt
Timber
Forestry

Contents

In March 2001, AssiDomän reached an agreement with Kappa Holdings regarding the divestment of Corrugated & Containerboard. The formal take take-over is on 1 January 2001, conditional on approval from EU competition authorities. The background and motive of this transaction is detailed on pages 4–5.

Corrugated & Containerboard

– advancing positions on many markets

AssiDomän Corrugated & Containerboard is Europe's third largest manufacturer and supplier of these two materials.

Corrugated offers high-quality packaging solutions, tailored in terms of construction and print quality, plus close customer collaborations built on local service. The chief customer categories are the food industry and producers of consumer goods and industrial products.

Corrugated manufactures 12 million corrugated board packages daily at some 60 facilities in 16 countries; its yearly production capacity is 2.2 billion m². Europe is its main market.

Containerboard produces basepaper for corrugated, such as kraftliner, testliner and fluting, with these grades manufactured from virgin fibre from sources including AssiDomän's forest land in Sweden, as well as fibre recycled from corrugated board. Containerboard operates four facilities, in Sweden, Italy, France and Slovakia, with aggregate yearly capacity of approximately 1.1 million tonnes.

■ Operations in 2000

Profit

Business area profit rose by MSEK 612, or 136%, to MSEK 1,061, gains principally the result of increased delivered volumes and higher containerboard prices.

CORRUGATED

Market and sales

The corrugated board market was stable through the year, exhibiting firm demand. Although growth Europe wide was 3.5%, variations between constituent markets and countries were sizeable.

Germany, Italy and Spain traced the highest growth in Western Europe, while UK consumption of corrugated board continued to decline. Central and Eastern European growth rates varied between 1 and 5%. AssiDomän advanced its market positions in most markets.

Prices

Brisk market growth for corrugated board implies firm demand for the raw material, and accordingly, increased raw materials prices. Only limited corrugated board price increases were possible as a consequence of acute competition, and in some cases, price pressure has sustained, impacting on margins at the conversion level.

Production

Business unit rationalisation initiatives continued, with measures last year oriented on increasing volumes and income, cutting costs and improving capital utilisation.

Efforts to expand volumes and income have resulted in significant improvements in new corrugated board start-ups in countries including Poland, the Czech Republic and Italy – AssiDomän achieved volume expansion of over 250% in Poland.

The operations in St Petersburg expanded, with extensive sales and many new customer relations secured in the Moscow region.

AssiDomän has targeted measures on realigning its product and customer mixes on several markets including the UK, Benelux and Italy. The objective here is to concentrate on more profitable segments.

Investments

During the year, AssiDomän Corrugated acquired three sheet plants in Finland, located at Helsinki, Tammerfors and Seinäjoki, with total turnover of approximately MSEK 60. These acquisitions consolidate the business unit's market presence in the Nordic region.

CONTAINERBOARD

Market and sales

Healthy corrugated board market performance elicited firm demand for containerboard.

Prices

A positive demand situation enabled several price increases through the year; prices of recycled fibre raw materials increased in the spring.

Production

Rationalisation measures and productivity projects within the auspices of AssiDomän's Profit Improvement Program resulted in some MSEK 250 profitability gains. These measures encompassed the rationalisation of production, the utilisation of capital, and at the market level, concentrating on enhanced effective productivity.

In 2000, business unit output was 1,065,000 tonnes containerboard, with over 400,000 tonnes consumed internally. External sales increased as a consequence of positive progress on the corrugated board market.

Investments

AssiDomän increased the yearly birchwood pulp bleaching capacity of its Piteå kraftliner mill from 90,000 tonnes to

125,000 tonnes. These investments, totalling MSEK 138, encompassed realignment concentrated on the pulp mill, soda recovery boiler and lime kiln.

AssiDomän invested MSEK 116 in re-building one paper machine at its Ania recycled paper mill. Apart from enhanced paper quality and the more efficient utilisation of machines, this resulted in yearly production capacity increases of 40,000 tonnes testliner and 180,000 tonnes fluting.

Market and competitive conditions

CORRUGATED

The total market for packaging is expanding, with the estimated value of the European market for paper and cartonboard packages exceeding MSEK 400,000, with half of this total comprising corrugated board, although competition from other materials, particularly plastic, is intensifying.

Growth was some 3.5% in 2000, which is consistent with overall economic growth and industrial production. However, progress on various geographical markets, in terms of growth and pricing, does vary.

Increasingly, larger packaging purchasers are featuring on the Western European market. Foods and consumer goods producers are becoming global, co-ordinating their procurement, with implications including packaging purchases concentrated on fewer packaging providers.

Simultaneously, larger, co-ordinated purchasing implies greater demands for fast and reliable deliveries. Accordingly, it is necessary to produce packages locally, close to customer facilities on their geographical markets.

Europe harbours some 400 corporations that manufacture corrugated board packaging, and compared to other elements of the paper industry, the ten largest packaging manufacturers control a modest market share. The sector has also been engaged in pronounced restructuring and consolidation for several years, with the objective of creating increased profitability and following progress amongst customers.

Customers are demanding packaging solutions more tailored to their exposure and sales direct to consumers, implying reduced handling upstream of retail stores. Accordingly, good printability is also vital, and a significant quality and competitive factor for corrugated board packaging.

Product development

AssiDomän has, in collaboration with the Norwegian fishing industry, developed a new form of corrugated board packaging for transporting fresh or frozen fish. The resulting boxes satisfy stacking strength, damp-tolerance and recycling standards, while also occupying one-tenth of the volume of boxes made from competing materials.

Alongside International Paper, Corrugated has developed its fruit and vegetable box concept – P84 – into an international standard under the auspices of Fefco, the European corrugated board producers' sector organisation and its American counterpart, the Fibre Box Association.

CONTAINERBOARD

There are fewer containerboard producers than corrugated board producers, with the five largest corporations controlling some 35% of the market, or 8 million tonnes liner and fluting in Europe. In total, the European market encompasses over 20 million tonnes, of which a quarter is virgin fibre-based product.

The global market has an estimated volume of some 90 million tonnes, with some 4% yearly, recycled fibre-based product in the fastest growth. Growth of virgin fibre-based grades is slightly lower. White-top grades are experiencing volume expansion, the consequence of raised standards on the printability of complete packaging.

The majority of providers supply containerboard to proprietary corrugated production operations, but also make external sales to other


Pokémon

AssiDomän Corrpack, Denmark, has created a Pokémon packaging series for the European market.

corrugated board producers. The integration between paper production and the conversion stage is decisive to the optimal utilisation of production resources.

Of Containerboard's total output of 1.1 million tonnes, 39% was consumed internally.

Environmental initiatives

CORRUGATED

Operations at facilities were pursued within the framework of existing permits, while a few facilities are engaged in consultation with environmental authorities regarding operational permits.

The Eslöv, Arlöv and Lubeck facilities received ISO 14001 certification in 2000, while facilities in France, Spain, Belgium, the Netherlands and Italy are expected to receive the corresponding certification in 2001.

An Agenda 21 (Green Network) programme was introduced in Denmark; Dansk Kraftemballage has participated in this network, which functions as a base for ongoing efforts towards implementing an certified environmental management system.

The purification of waste water contaminated by pigment and adhesives is a prioritised issue for operations; purification systems are installed at many facilities, while existing systems are continuously improved.

Any emissions to air are modest and mainly attributable to the combustion of fossil gas for the production of heating and steam.

AssiDomän assigns high priority to environmental factors as early as the product development stage of corrugated board packaging, such considerations including the conservation of resources and waste management. Accordingly, the development of lightweight packaging is prioritised, and is consistent with EU Packaging Directive, which stipulate the minimisation of package weight and volume, without compromising function, hygiene or safety.

Recycled fibre is a key raw material for corrugated board packaging, which is collected and recycled after use, and thereby, such packages are included in a highly developed recycling system.

ABSOLUT
MANDRIN
ABSO
CITR

Corrugated & Containerboard

Key figures	2000	1999	1998	1997	1996
Net turnover, MSEK	**12,474**	11,405	10,985	9,151	7,953
Operating profit, MSEK*	**1,061**	449	168	446	542
Operating margin, %	**9**	4	2	5	7
Net operating assets, MSEK	**8,862**	8,251	10,022	8,128	5,505
Return on net operating assets, %	**12**	5	2	7	10
Investments, MSEK	**748**	726	2,588	2,871	707
Average number of employees	**8,704**	9,043	8,992	8,501	5,936
- of which internationally	**7,200**	7,461	7,454	6,901	4,356

* Excluding surplus consolidation funds (SPP)

Produced volumes	2000	1999	1998
Containerboard, thousand tonnes	**1,065**	989	926
Delivered volumes			
Corrugated board, million m²	**1,984**	1,958	1,680
Containerboard, thousand tonnes	**1,042**	1,006	906

Environmental key ratios	2000	1999	1998
Proportion of renewable raw material in products, %	**98**	96	97
Total fuel consumption/value-added, MJ/SEK	**2.9**	3.4	3.2
Bio-fuel proportion of total fuel requirement, %	**51**	46	48
Carbon dioxide equivalents/value-added, g fossil CO_2/SEK	**104**	124	117
Operations with certified/registered environmental management systems, of business area's net turnover, %	**46**	33	33

PROPORTION OF ASSIDOMÄN'S EXTERNAL NET TURNOVER



Rest of group 50%
Corrugated & Containerboard 50%

PROPORTION OF ASSIDOMÄN'S OPERATING PROFIT



Rest of group 71%
Corrugated & Containerboard 29%

NET TURNOVER, GEOGRAPHICAL DISTRIBUTION



Other 15%
Sweden 12%
UK 13%
Benelux 9%
Denmark 9%
Germany 11%
France 10%
Spain 11%
Italy 10%

CONTAINERBOARD, EUROPEAN MARKET



Recycled fibre-based fluting 33%
Unbleached kraftliner 16.5%
White-top kraftliner 5%
SC fluting 8%
Testliner 37.5%

EUROPEAN PRODUCERS OF CORRUGATED BOARD



Capacity, million m²
Smurfit-Stone
SCA
AssiDomän
Kappa Packaging
International Paper
1,000
2,000
3,000
4,000
5,000

EUROPEAN PRODUCERS OF CONTAINERBOARD



Capacity, thousand tonnes
Smurfit-Stone
SCA
Kappa Packaging
AssiDomän
Saica
500
1,000
1,500
2,000
2,500
3,000

CONTAINERBOARD

Achieving the optimal ecological compatibility of paper products in European terms necessitates the use of virgin and recycled fibre. AssiDomän Kraftliner and Sturovo mainly use virgin fibre as their raw material, while at the Ania and Lecoursonnois facilities, production is based exclusively on fibre recycled from corrugated board.

AssiDomän has implemented certified environmental management systems at Kraftliner (1998), Sturovo (1998) and Ania (2000); certification of Lecoursonnois is scheduled for the first half-year 2001. All facilities satisfy the environmental standards of the relevant authorities, with the exception of Lecoursonnois.

AssiDomän Kraftliner has improved its environmental situation in terms of noise and odours and has reduced its consumption of fossil fuels by some 40%. Investigations of surrounding water do not reveal any effects that can be linked to Kraftliner's emissions of process waste water.

At Ania, environmental initiatives have been focused on reducing emissions to air and water. The facility's biological treatment plant has been optimized; air-borne emission monitoring systems have been enhanced, while measures intended to reduce the consumption of water are planned. Environmental objectives to increase the utilisation of fibre and reduce waste volumes have been established.

At Sturovo, projects intended to improve the environmental conditions in terms of emissions to air and water are underway, while the improvement of waste management is another prioritised issue. Since the mill was acquired by AssiDomän in 1997, the facility's SO_2 emissions have reduced by 60%.

At Lecoursonnois, water is utilised in an almost completely closed process, necessitating multi-stage purification of process water. However, the facility was unable to secure the relevant permits for operations because of the unsatisfactory function of its biological treatment plant. Production was interrupted in early November to maintain the facility and install new treatment equipment.

During the year, AssiDomän undertook investigations at various facilities into the potential incidence of pollution in the surrounding land; nothing has been discovered resulting in cost-intensive decontamination efforts.

The standards levied by authorities and the IPPC EU directive will tighten the standards applying to emissions in a five to ten-year perspective; the business unit considers that its facilities have good prospects of satisfying these standards.

Strategy and organisational resources

AssiDomän Corrugated's ambition is to follow its main pan-European customers on their largest and important markets; a new organisational structure has been established implying the clearer responsibility for, and control of, individual geographical markets.

Outlook

The overarching group strategic review focused on the future structure of Corrugated & Containerboard in late 2000.

The impending orientation is intended to increase the integration of the business area's operations and to create a more advantageous balance of raw materials, particularly between virgin fibre and recycled fibre grades. A secure position on key markets and high competency levels throughout the value chain from raw material to retailer, linked to high profitability and productivity, are prioritised competitive factors.



Corrugated board comprises a strong outer cover – kraftliner – and a rippled middle layer, known as fluting.

Cartonboard – new market organisation and improved productivity

Cartonboard manufactures coated liquid packaging board and packaging board intended mainly for drinks and solid foods; 92% of output is exported.

Cartonboard's operations encompass the integrated pulp and cartonboard mill at Frövi, Sweden, as well as sales offices in several European countries. The Frövi cartonboard machine is one of the world's largest with annual capacity of 350,000 tonnes.

■ Operations in 2000

Profit

Operating profit rose by MSEK 89 to MSEK 100, mainly the result of expanded volumes, more efficient production and reduced costs.

The cartonboard market improved progressively through the year, with demand increasing gradually on the majority of Cartonboard's markets.

Efforts to deliver increased production volumes to strategic customers have continued, with volume growth of 30% achieved in the prioritised customer segments. A gradual reduction has occurred in smaller or non-strategic segments.

The liquid packaging board market saw a temporary down-turn in the summer, the consequence of reduced drinks consumption. However, in full-year terms, both order bookings and liquid packaging board deliveries progressed positively.

Prices

Rising demand enabled modest price increases.

Production

The expansion and retrofit of the pulp mill and cartonboard machine have created a solid foundation for growth and


Classica

Packaging board that is entirely neutral in terms of taste and odour is well suited to packaging various types of food; packaging for Triumph ice cream desserts is an example of the end-products constructed from 'Frövi Light'.

enhanced profitability. In 2000, efforts were focused on realising those possibilities created by Frövi's previous extensive investments. These efforts are targeted on effective customer service and improved prospects of developing and manufacturing products with high customer values.

The business unit enhanced capacity and efficiency unremittingly through the year, although it was not possible to fully exploit the expanded capacity early in the year, and accordingly, some production downtime was taken in this period. Frövi has also produced reduced quantities of white-top liner from time to time, implying less financial pay-off from production resources.

Market and competitive conditions

The total European market for cartonboard amounted to some 5.5 million tonnes, with growth of approximately 4–5% in the year, although the Cartonboard business unit has achieved higher growth.

Cartonboard manufactures high value-added products from virgin fibre. The market for these products is approximately half of total European cartonboard consumption. Liquid packaging board represents over 1.1 million tonnes of total consumption in a segment harbouring a cluster of players dominated by Tetra Pak.

Consumption of packaging board is 3.9 million tonnes, 30% of which is in the segments Cartonboard serves. This market encompasses an array of conversion corporations, which manufacture and sell packages to end-users, i.e. producers of frozen and dried foods, chocolate and confectionery, as well as pharmaceuticals.

Europe's eight largest cartonboard producers control an aggregate 92% of the market, although progress towards still more concentration and globalisation at the producer and conversion level is underway.

Meanwhile, fewer, larger customers mean increased competition; the sector is attempting to create new and stronger strategic constellations.

Environmental initiatives

AssiDomän Frövi has ISO 14001 certification, and has been EMAS registered, since 1996. Operations in the year fully observed legislated requirements and existing permits.

Several years' experience of environmental management systems has resulted in a well-organised and well-structured approach to environmental initiatives, with issues relating to indoor environments and quality pursued in a similar manner.

For 2000, environmental objectives included measures to conserve resources – reducing the sulphate mill's electricity consumption by 8% per produced tonne of pulp, while also achieving a 10% reduction in the cartonboard machine's steam consumption per ton of production.

Improvements in terms of emissions to air and water have also been achieved; improved bio-fuel quality has meant both the utilisation of fossil fuels and emissions of acid-forming substances to air reducing, while oil consumption was cut by 35% from 1999 levels.

AssiDomän Cartonboard has continued its efforts to optimize the purification of waste water in its biological treatment plant, resulting in a reduction of some 10% in the emission of oxygen-demanding substances per tonne of cartonboard produced since 1999.

An overall investigation into potential land contamination in the area around the facility was undertaken, although the results did not imply any decontamination measures being taken. Complementary geological and hydrological investigations will be performed in the land-fill zone.

Several projects are being implemented as part of the technological adaptation of operations, for means including identifying alternative applications for land-fill waste.



Pontus Andersson and Tapio Livanainen (back to camera) taking samples from a cylinder/tambur, which will be submitted for quality control at the plant's laboratory. A tambur weights some 50 tonnes and can measure up to about 4 m across.

Lime sludge from land-fills is recycled as calcium substitute in the lime kiln. The objective for 2000 was that 25% of the calcium used in the lime sludge would be recycled from land-fill, with the actual level achieved being 65%. Techniques for land-filling in sorted cells have been introduced, with thereby facilitating recycling.

More detailed information on Frövi's environmental initiatives is available in the mill's EMAS report.

Strategy and organisational resources

AssiDomän Frövi is a prominent manufacturer of cartonboard for customers with high standards on efficient packaging solutions in terms of service levels and product quality expressed as strength, purity and printability.

Increasingly, product development and marketing is oriented on application-specific solutions. A revised, product line-based organisational structure is part of this new strategy, which puts customer and product tailoring in focus, thereby enhancing Cartonboard's prospects of satisfying customer standards and expectations and developing product concepts appropriate for each customer segment more efficiently.

In order to sustain healthy growth, Cartonboard has transferred from a geographically structured marketing organisation to a matrix structure, this new structure based on three product lines, complemented with resources from production and group resources.

This new organisational structure is based on strategically selected customer and market segments; the product lines embody pronounced specialisation on each end-user sphere. Each product line assumes responsibility for its entire flows, from development, production and sales to logistics, customer service and profitability.

After only a few months, these revised working methods have resulted in new business relations and new product applications, in liquid and regular packaging board.

Outlook

Cartonboard is expected to sustain robust performance in 2001, primarily through implementing is revised market strategy, but also through sustained rationalisation throughout its process flows.



Arla
Mild

Cartonboard

Key figures	2000	1999	1998	1997	1996
Net turnover, MSEK	**1,950**	1,767	1,537	1,498	1,866
Operating profit, MSEK *	**100**	11	–83	–157	151
Operating margin, %	**5**	1	neg	neg	8
Net operating assets, MSEK	**3,041**	3,212	3,130	2,698	1,782
Return on net operating assets, %	**4**	0	neg	neg	10
Investments, MSEK	**53**	135	134	1,268	663
Average number of employees	**744**	766	798	792	732
of which internationally	**53**	61	67	46	38

* Excluding surplus consolidation funds (SPP)

Delivered volumes	2000	1999	1998
Cartonboard, thousand tonnes	**293**	253	199

Environmental key ratios	2000	1999	1998
Proportion of renewable raw material in products, %	**89**	87	87
Total fuel consumption/value-added, MJ/SEK	**8.7**	10.2	13.9
Bio-fuel proportion of total fuel requirement, %	**89**	85	84
Carbon dioxide equivalents/value-added, g fossil CO_2/SEK	**72**	118	164
Operations with certified/registered environmental management systems, of business area's net turnover, %	**100**	100	100

PROPORTION OF ASSIDOMÄN'S EXTERNAL NET TURNOVER

Rest of group 92%
Cartonboard 8%

PROPORTION OF ASSIDOMÄN'S OPERATING PROFIT



Rest of group 97%
Cartonboard 3%

NET TURNOVER GEOGRAPHICAL DISTRIBUTION



Rest of world 7%
Sweden 8%
Rest of Europe 16%
Germany 21%
Italy 7%
UK 16%
France 25%

EUROPEAN CARTONBOARD PRODUCERS



Capacity, thousand tonnes
Stora Enso
Mayr-Melnhof
Reno de Medici
Kappa Packaging
Metsäliitto
Holmen
Cascades
AssiDomän
2,000
4,000
6,000
8,000

Timber – focusing on selected customers assures quality and profitability

AssiDomän Timber pursues sawmilling operations including the production and marketing of sawn timber. These activities also harbour processing into fittings such as mouldings, panels, gluelam and shelving.

AssiDomän's sawmilling operations are pursued at seven units, with processing at three units. The sawn goods are tailored products for wood processing corporations and standardised products for building materials trade.

All sawmills are tailored to wood type, implying the efficient utilisation of AssiDomän's extensive proprietary raw material reserves. Sawn timber is mainly sourced from the group's proprietary forest land, the majority comprising high-grade redwood.

■ Operations in 2000

Profit

Profit rose to MSEK 41, up MSEK 94 on 1999; Timber's turnover reduced to MSEK 2,369, due to operational divestitures of Hestra sawmill and Niab Hestra AB.

Market and sales

The market for sawn timber progressed positively through the year, with brisk consumption on most markets. Some deterioration was evident late in the year, due to unfavourable climatic conditions, with rain and flooding hindering construction activity in markets including the UK, Spain and central Europe.

Simultaneous with firm demand, competition at the supplier level intensified. Most players increased their output, while an expanded influx of timber from the Baltic states and Russia arrived on many of Timber's key markets.

Prices

Redwood prices remained stable in the year, whilst whitewood pricing saw a modest increase. Pricing levels deteriorated again late in the year.



The [illegible]psstaden science community [illegible] Stockholm is building 36 apa[illegible]ents for visiting researchers. The pro[illegible] began in 1999 [illegible] the apartment bu[illegible] opened in the second quarter of 2001. The building incorporates novel timber [illegible] methods, with the intention [illegible] creating wood's competitiveness [illegible] in contrast to concrete-based [illegible]

Production

Production amounted to 1,191,000 m³, down 36,000 m³ on 1999; the reduction of whitewood volumes implied by the divestment of the Hestra sawmill was partly offset by increased redwood production.

A series of profitability-enhancing projects were implemented, including measures to increase the utilisation of timber, and to raise sawmill capacity utilisation.

Investments

The year featured normalised investment activity; log sorting equipment at Lövholmen were initiated, an investment totalling MSEK 44. Total business area investments in the year were some MSEK 70, the main constituent being increased kilning capacity.

Market and competitive position

The global market for sawn timber amounts to some 500 million m³, with the highest volumes produced in North America and Scandinavia. Europe and Japan are the main markets for Scandinavian producers.

Europe is Timber's main market; the continent consumes some 70 million m³ of timber, 40% comprising construction materials. Timber for constructing furniture, windows, doors and floors – the 'appearance segment' – comprises 30% of European consumption. Timber's market share in these segments is approximately 7%.

The Scandinavian sawmill sector is distinctly fragmented, which highlights the importance of restructuring this business, particularly integrated sawmilling. AssiDomän's ambition is to be a leader in this process.

Environmental initiatives

Swedish environmental legislation stipulates that sawmilling and wood processing facilities require permits. In 2000, all operations were pursued observing existing permits, with the exception of a few cases of non-compliance, where the requisite remedial measures have been undertaken.

All sawmills have ISO 14001 certification, while four sawmills also have EMAS-registered environmental management systems. All facilities apart from one sawmill are also certified according to the FSC's Chain of Custody.

Energy production has been outsourced to utilities at several sawmills, as have log handling and truck maintenance. These measures will result in the realignment of environmental management systems.

During the year, environmental initiatives were focused on rationalising electricity consumption, reducing the noise from operations and processing emissions of leachates from timber watering. Noise has the highest priority as an environmental issue, both at present and in the future.

The business unit has well-established waste sorting routines, while efforts to identify alternative applications for the various waste types currently land-filled are in hand.

More information regarding environmental initiatives at Lövholmen, Seskarö, Malå and Kvarnåsen is available in the EMAS report from Nord Trä AB.

Timber

Key figures	2000	1999	1998	1997	1996
Net turnover, MSEK	**2,369**	2,556	2,486	2,272	2,060
Operating profit, MSEK *	**41**	–53	8	–20	–170
Operating margin, %	**2**	neg	0	neg	neg
Net operating assets, MSEK	**819**	953	1,160	1,281	1,313
Return on net operating assets, %	**7**	neg	1	neg	neg
Investments, MSEK	**70**	61	79	139	251
Average number of employees	**723**	938	912	944	986

* Excluding surplus consolidation funds (SPP)

Delivered volumes	2000	1999	1998
Deliveries of sawn timber, thousand m³	**1,195**	1,241	1,211
of which processed within the group, thousand m³	**63**	83	96

Environmental key ratios	2000	1999	1998
Proportion of renewable raw material in products, %	**100**	100	100
Bio-fuel proportion of total fuel requirements, %	**92**	93	93
Operations with certified/registered environmental management systems, of business area's net turnover, %	**90**	91	74

PROPORTION OF ASSIDOMÄN'S EXTERNAL NET TURNOVER



Rest of group 91%
Timber 9%

PROPORTION OF ASSIDOMÄN'S OPERATING PROFIT



Rest of group 99%
Timber 1%

DISTRIBUTION BY WOOD TYPE



Whitewood 79%
Redwood 21%

SALES BY MARKET AREA



Other 11%
Sweden 31%
Rest of Europe 14%
Germany 6%
UK 19%
Rest of Scandinavia 19%

EUROPEAN PRODUCERS OF SAWN TIMBER



Capacity, thousand m³
Stora Enso Timber
Finnforest
UPM-Kymmene
Moelven Euro Timber
AssiDomän
1,000
2,000
3,000
4,000
5,000
6,000

Strategy and organisational sources

Timber's strategy is to concentrate on markets in stable economic growth – where high product quality is significant, and where Timber enjoys the prospects of growth to secure a strong position. Europe and Japan are prioritised markets.

Timber is focusing on selected customer groups such as building materials trade, the furniture industry and producers of fittings such as windows, doors and flooring. At present, over 80% of sales are made to selected markets and customers; the strategic focus also implies the concentration of production on a limited number of products, and to fewer, specialised production units. Thereby, Timber will be able to utilise its production and organisational resources efficiently.

Timber implemented a new organisational structure during the year, with the intention of creating more market and customer-oriented operations. Timber divided activities into four market regions – Scandinavia, Central Europe and Japan, UK/Spain/Italy, and the Mediterranean countries (including North Africa). The sawmills are organised into the new structure through three supply units, with responsibility for optimising product flows and production resources. Two of the supply units – Norr and Bergslagen – concentrate on redwood, while the whitewood supply unit optimises these goods flows at Hasselfors Trä.

Tailored training initiatives for sales professionals were implemented in the year as an element of Timber's focus on selected markets and customers. Dedicated customer days were also undertaken at all sawmills, where production personnel met customers and discussed their needs.

Outlook

No dramatic changes are expected in 2001, with sustained firm demand anticipated on key markets. Continued intense competition is expected to feature on the supply side.



Redwood timber heading to the Skinnskatteberg sawmill subsequent to size sorting and debarking.

Forestry – rationalised raw materials flows cut customer lead-times and costs

AssiDomän Forestry manages the group's forest assets; this business unit's assignment is to generate the maximum possible returns and ensure the right conditions for favourable raw material supplies to the group's industrial operations, by focusing on growth, forest management and the environment.

Operations in 2000

Profit

Operating profit reduced by MSEK 158 to MSEK 890, a downturn due primarily to the spin-off of Sveaskog, which generated profits of MSEK 100 in 1999.

Market and sales

In overall terms, the supply/demand balance was favourable for most of the year, although in early 2000, significant excess supply, mainly of timber, was evident, in southern Sweden. This supply glut was a consequence of trees felled by storms in the fourth quarter of 1999.

The volume of AssiDomän timber felled by storms is estimated at approximately 300,000 sm^3ub.

Prices

Prices remained stable for much of 2000, with some players increasing pulpwood prices late in the year, although this exerted no notable influence on market conditions.

Land transactions

Some 15,000 ha of forest land was divested during the year, of which 8,080 ha was productive. The larger transactions included Åkers kronopark, of some 4,000 ha and 1,500 ha forest land in the Municipality of Klippan.

AssiDomän forestry acquired 3,960 ha of productive forest land including extensive reserves in the Swedish province of Gästrikland from Sandvik AB.

Production

AssiDomän's harvesting of its proprietary reserves was slightly higher than in 1999, which was consistent with plans. Supplies increased by 96,000 sm^3ub, or 2%, in the year, with half of this increase through reducing inventories by roadways.

The reduction of surplus value in the harvesting of proprietary forest as a consequence of timber price growth was partly offset by reduced costs.

Enhanced in-house monitoring and updates of operations has improved the quality of forest management. The corresponding routines are also being introduced in Forestry's harvesting and ecology activities. An expanded programme of roadway construction and preparatory planning ahead of harvesting is rationalising raw materials flows and reducing Wood Supply's costs – particularly significant in the light of the extreme climatic conditions of recent years.

A business development project has been initiated with the intention of creating more clearly defined business relationships between Forestry and its industrial customers. This project is also intended to develop efficient systems for selling standing forests.

TIMBER RESERVES, AGE PROFILE

Over 121 yr.
0–19 yr.
100–120 yr.
80–99 yr.
60–79 yr.
40–59 yr.
20–39 yr.

DISTRIBUTION BY TREE TYPE

Deciduous 8%
Redwood 61%
Whitewood 31%

AssiDomän's forest holdings
Metropolitan areas

Market and competitive conditions

The Swedish forestry industry consumed some 65 million sm^3ub of wood raw material in 2000. The sawmill, pulp and paper industries are increasing consumption by an annual average of 2%. The Swedish forest products industry is tending towards

increasing imports, particularly sawn timber from Russia and the Baltic states.

Environmental initiatives

AssiDomän's Forestry operation has had an certified environmental management system since 1998. A business area reorganisation in 1999 resulted in the system being consolidated into two certificates, for northern and southern operational regions.

The objective of the environmental initiatives is to preserve the bio-diversity of forest reserves, and to reduce the consumption of fossil fuels in harvesting and transportation.

A number of complaints, incidents and non-compliance with FSC criteria arose in the year; these issues are being processed through remedial measures within the auspices of the environmental management system.

AssiDomän had assigned high priority to site-adapting its operations and nature conservation before FSC-related efforts began. At present, the entire group's forestry operations and holdings are FSC-certified, which unequivocally corroborates the fact that AssiDomän pursues sustainable forestry that must always satisfy demanding environmental standards. But FSC-labelled products offer access to environmentally conscious markets, consolidating AssiDomän's market position.

Nursery environmental management systems operated by AssiDomän have been certified since 1998; environmental initiatives are focused on reducing emissions, mainly of nitrogen. Considering expected environmental regulatory standards, the reduction of chemicals consumption of operations is a prioritised issue.

Strategy and organisational resources

AssiDomän's 2.4 million hectares of productive forest land is concentrated on three Swedish regions – the coasts of northern Norrland, Bergslagen and Götaland – and almost exclusively, this is high-yielding forest.

In preparation for the incorporation of a pure forest land-owning corporation, AssiDomän has highlighted and written up the long-term value of these assets by MSEK 13,340 to MSEK 17,500.

From an operational perspective, the forest holdings have a favourable geographical structure and location, and accordingly, Forestry has modified its strategy and created opportunities for increased trading in forest land, focused on a business-oriented approach instead of the former geographical orientation.

A pure forest land-owning corporation would have the preconditions for stable long-term returns and high margins. AssiDomän's broad-based experience and substantial forest management competencies constitute a growth opportunity in Sweden and internationally.

Forestry has functioned through an organisational structure modified to conform to its revised strategy since 1999, concentrating on its core business – forest management from nursery and regeneration to the planning and sale of felling rights, land transactions and hunting and fishing permits.

Outlook

In 2001, operations will be gradually oriented on plans ahead of the creation of an autonomous forest land-owning corporation; more than previously, Forestry will be an active strategic and commercial player, proceeding from the scale of the forest holding and competencies harboured within its organisational resources.

Wood Supply

Wood Supply manages the harvesting and supply of wood and fibre raw materials, and apart from harvesting proprietary forest reserves, these operations also encompass the purchase and exchange of timber, pulpwood and chips, as well as timber imports. A total of 5.2 million sm^{3}ub was harvested in AssiDomän's proprietary forest reserves. The group's industrial operations consume approximately 9 million sm^{3}ub of round timber, chips and bio-fuel.

Operations in 2000

Market

The demand for fibre raw materials was favourable throughout the year, with Wood Supply providing a total of 12.8 million



sm³ub, 8.8 million sm³ub of which was provided to AssiDomän industrial operations and sawmills. Timber volumes procured from AssiDomän forests amounted to 5.2 million sm³ub.

Unfavourable climatic conditions late last year created some problems, although supplies to industry were resolved without any major disruptions; because of relatively stable pricing, it was possible to maintain raw materials costs for the industrial operations at a satisfactory level.

Prices

The paper and pulp industry's favourable market conditions elicited an upturn in pulpwood prices. Some excess supply of redwood in southern Sweden did create localised price pressure, although sawn timber prices in northern Swedish regions remained stable.

Production

Harvesting totalled 5.8 million sm³ub (internal and external forests), of which 65% was final felling and 28% thinning.

Wood Supply embarked on a Supply Chain Management (SCM) programme in the spring, intended to reduce capital tied-up and production costs, to increase quality and shorten lead-times. The first phase was focused on raw materials flows, from harvesting to raw material inventories at mills. The objective of this programme is to halve the throughput time of this flow; Wood Supply expects to achieve this objective before the mid-point of 2001. Efforts to rationalise the flow from sawmill to customer also began in early 2001.

■ Environmental initiatives

Wood Supply has ISO 14001 certification. An internal council – the Imported Timber Group – assigned to review and enhance purchasing policies, agreements and supplier structures to enable responsible trading in timber imported from Russia and the Baltic states, was formed during the year. The group will also in the future promote the establishment of FSC certification systems in these countries.

In Sweden, smaller forest land owners can certify their forestry operations according to FSC standards under the auspices of an umbrella organisation, where Wood Supply is responsible for group certification.

■ Strategy and organisational resources

Wood Supply's operational role and management structures were realigned late in the year, with this realignment repealing Wood Supply's status as an autonomous business unit. The consolidated accounting of its profits with the Forestry business unit ceased, effective from 1 January 2001.

Controlling and management is effected through regional boards – Wood Supply South and North. The intention here is to tie operations closer to raw material customers and end-users – to the needs of industrial corporations, their customers and markets. The regional boards will formulate raw materials and market strategies; it will then be possible to define the business relationship to the Forestry business unit more clearly.

Forestry & Wood Supply

Key figures	2000	1999	1998	1997	1996
Net turnover, MSEK	**4,709**	4,526	4,930	4,644	4,403
Operating profit, MSEK *	**890**	1,048	1,482	1,363	1,220
Operating margin, % [1]	**19**	23	30	29	28
Operating margin, AssiDomän forest land, %	**48**	45	49	46	43
Net operating assets, MSEK [2]	**17,687**	15,819	21,151	21,226	21,486
Return on net operating assets, %	**5**	6	7	6	6
Investments, MSEK	**42**	21	77	107	95
Average number of employees	**738**	845	1,063	1,178	1,284

* Excluding surplus consolidation funds (SPP)

1) Including operating margin on merchanted timber. Profits on merchanted timber are negligible.

2) Including taxable value of cultivated forest properties excluding leaseholds until year-end 1999, 2000 after write-ups of MSEK 13,340.

Delivered volumes	2000	1999	1998
Deliveries from managed forests, million sm³ub	**5.20**	5.11	6.80
of which timber, million sm³ub	**3.00**	3.11	4.00
of which pulpwood, million sm³ub	**2.00**	1.85	2.49
of which other, etc., million sm³ub	**0.20**	0.15	0.31

Forest assets	2000	1999	1998
Total area of land, million ha	**3.13**	3.13	4.38
of which productive forest land, million ha	**2.37**	2.38	3.27
of which in use, million ha	**2.24**	2.24	3.02
Book value, MSEK	**17,500**	4,117	5,218
Taxable value, MSEK	**16,444**	15,412	17,051
Wood extraction from AssiDomän forests, million sm³ub	**5.15**	5.01	6.93
Amount felled as proportion of net growth on land in use, %	**74**	71	79
Timber reserves, m³fo/ha	**90**	90	84

Environmental key ratios	2000	1999	1998
Area given special consideration for nature conservation reasons, %	**19**	19	20
Harvesting in relation to growth in own forest, including forest not under cultivation, %	**71**	68	74
Operations with certified/registered environmental management systems, % of business area's net turnover	**100**	100	100

PROPORTION OF ASSIDOMÄN'S EXTERNAL NET TURNOVER

Rest of group 94%

Forestry 6%

PROPORTION OF ASSIDOMÄN'S OPERATING PROFIT



Rest of group 74%
Forestry 26%

INTERNATIONAL FOREST PRODUCTS CORPORATIONS' PROPRIETARY PRODUCTIVE FOREST LAND



Thousand ha
International Paper, USA
AssiDomän
Stora Enso, FIN
Weyerhaeuser, USA
Georgia-Pacific, USA
SCA, SWE
Plum Creek Timber, USA
Hancock Timber, USA
1,000
2,000
3,000
4,000
5,000
6,000

Source: AssiDomän and Jaakko Pöyry

Billerud – a market leader in white packaging paper

Billerud AB is a newly incorporated enterprise 50:50 owned by AssiDomän and Stora Enso. Billerud comprises the Karlsborg, Skärblacka and Gruvön paper mills, and manufactures kraft paper, sack paper, containerboard and market pulp.

Billerud was formally incorporated on 22 February 2001, with similarities in the constituent mills' product portfolios and the resulting economies of scale forming the background to its creation. The new enterprise will be able to satisfy capacity, size and quality standards necessitated by the current consolidation of the global packaging industry. Billerud enjoys good prospects of growing into a global market leader in white packaging paper, while the new company also constitutes a solid foundation for migrating its product mix towards more value-added products.

■ Constituent mills

Billerud will be a prominent and strong producer of packaging paper– the aggregate annual output of the three mills at Karlsborg, Skärblacka and Gruvön is some 1.3 million tonnes, with estimated turnover of approximately MSEK 6,200. The constituent mills are well invested, with high technology standards – a total of some MSEK 5,000 has been spent in recent years. Accordingly, there is no pressing need for major investments in the foreseeable future.

■ Synergies

This combination of three mills with similar product mixes implies major rationalisation and co-ordination opportunities, with annual synergies of some MSEK 200 expected to generate their full profit effect in 2003. The co-ordination gains will primarily be realised by switching products between mills, specialisation and costs-cutting within administration and sales.

■ Financial position

Billerud will gain some MSEK 2,200 in shareholders' equity; initial interest-bearing net debt will be approximately MSEK 2,650. The initial estimated debt-equity ratio is 1.2. In normal cyclical conditions, a prudent debt/equity ratio for a quoted Billerud would be lower. Billerud will be responsible for raising its external financing independently.

Billerud AB in summary

Estimated turnover, MSEK	6,200
No. of employees	approx. 2,350
No. of paper mills	3
No. of paper machines	11
Capacity, million tonnes	approx. 1.3

	Proportion of estimated turnover, %	Thousand tonnes, approx.
Kraft paper	61	490
Containerboard	21	460
Market pulp	18	330

■ Products and market

Billerud will manufacture white packaging paper, white and brown sack paper, semi-chemical fluting, white-top liner and market pulp; over 80% of sales are within the EU.

■ Listing

AssiDomän and Stora Enso each own 50% of Billerud's shares, but the new enterprise will be managed independently. Thereby the constituent mills will be de-consolidated, accounted as profit shares in AssiDomän and Stora Enso from 1 January 2001 onwards.

The intention is to list Billerud's shares on OM Stockholm Exchange as soon as possible, but by no later than 2002. AssiDomän's Board intends to propose that the Annual General Meeting resolves to spin off the holding to shareholders coincident with the IPO (in accordance with the Swedish legal precedent known as Lex ASEA).

Ultimately, Stora Enso intends to divest its entire holding, and coincident with the IPO, intends to place 40% of this holding with financial institutions, or sell it to AssiDomän. If Stora Enso does sell its holdings to AssiDomän, the shares will also be spun off coincident with the IPO. The intention is to confer Billerud with a balanced ownership structure and create the right pre-conditions for satisfactory share liquidity right from inception.



SKÅRBLACKA – south of Norrköping, Sweden, with some 750 staff.



GRUVÖN – outside Karlstad, Sweden, with some 1,100 staff.

KARLSBORG – in Kalix, Sweden, with some 450 staff.



Localisation tailors R&D to markets

AssiDomän de-centralised R&D in 2000, with individual business areas now responsible for these activities. The intention of this process was to enhance efficiency by bringing R&D closer to business areas' day-to-day activities. The primary task of R&D activities is to contribute to the development of products that create value-added for customers, contributing to enhancing the group's profitability and competitiveness.

Sharper competitiveness and enhanced profitability are central concepts of these operations; in 2000, AssiDomän invested some MSEK 230 in R&D.

■ Sharper competitiveness

Apart from in-house projects associated with individual business areas, R&D also encompasses external initiatives. The objective is to gain access to new discoveries that can contribute to honing the corporation's competitiveness. The exchange of best practice in external projects is mutual, so AssiDomän can work actively on exerting an influence on various research environments.

At present, the most common form of external project is research collaborations with universities and institutes of further education. For example, AssiDomän finances an associate chemical technology professor at the Luleå University of Technology and an associate professor at the University of Umeå's inorganic chemistry department. These academics, whose work is divided between the corporation and their academic institutions, are intended to function as links in the chain of know-how and information between the worlds of research and business. This distribution of input is intended to orient research towards enhanced knowledge that is also beneficial to industry. AssiDomän also incorporates this objective when managing projects alongside the Universities of Technology at Lund and Linköping, and the University of Karlstad.

AssiDomän also collaborates on, and finances, a broad array of projects with STFI, the Swedish forest products industry technical research institute, the YKI surface chemistry institute and Packforsk, the packaging sector research institute. One project, a collaboration with YKI, will investigate enhanced water resistance of liner and cartonboard grades.

■ Choosing the right packaging is getting easier

One key R&D project in 2000 is centred on the optimisation of cartonboard packaging; its intention was to develop a tool to determine the stacking strength of various types of cartonboard packaging. The tool is user-friendly, and intended to function as a reference guide, while also considering the various needs of the logistics chain. The tool recommends the appropriate grammage in specific circumstances, with the user gaining a simple means of comparing stacking methods, loading criteria and altering the desired material composition of the selected packaging. Accordingly, the tool offers support for optimal packaging choices based on customer needs.

■ Enhanced pulp capacity

Producing bleached pulp in closed systems offers several advantages, one of the biggest gains being that the emissions of oxygen-consuming substances reduces. However, closed manufacturing processing systems are complex, with one problem being returning washing liquor upstream in the bleaching process. However, AssiDomän Kraftliner and Cartonboard have successfully developed processes to produce bleached pulp in closed systems for several years. Their know-how has increased, with capacity expanding as their expertise has grown. Moreover, the quality of the produced pulp has been enhanced, through means including introducing more washing stages in the bleaching process.

Further investments were made in 2000, with production at Frövi realigned to a fibre line with expanded capacity, simultaneous with the re-construction of the soda recovery boiler. The result is an 40,000 tonnes increase to production, implying total current annual birchwood bleaching capacity of 125,000 tonnes. The result is that the external procurement of bleached pulp has reduced, lowering AssiDomän's production costs.

■ Competitive corrugated board packaging

AssiDomän has developed new corrugated board packaging for fish, to compete with plastic boxes; this new concept copes with freezing and the transport of fresh fish by air or road, while also satisfying fishery standards of stacking strength, damp resistance, recycling characteristics and environmental considerations. The new box is recyclable and also offers a series of logistical advantages – 8,000 empty boxes can be loaded on a single truck, instead of 1,400 plastic equivalents.

The corrugated board box occupies just one-tenth of the space necessary for plastic equivalents, facilitating handling and storage at packing facilities and with end-customers.





Anna-Karin Berglind preparing experimental cartonboard printing at the Frövi print laboratory.



The patented fish box, produced in collaboration with Miljøpack AS of Norway, may well revolutionise an entire sector. The corrugated board box occupies less volume than plastic equivalents, rationalising freighting, handling and storage at packing facilities and with customers.

Improved, more efficient packages
Alongside food provider ICA, AssiDomän Kraftliner has initiated the development of a new packaging management information system, which encompasses 120–130 million transport packages yearly. The objective is to improve the ergonomics of packaging, while also revising packages to enhance the efficiency and quality of day-to-day handling. This new system is intended to collate and structure all information relating to packages throughout the logistics chain, right from packaging production through distributors, wholesalers and on to store staff. The system is based on wholesale and retail staff reporting the problems they encounter in terms of structures, stacking characteristics, strength, opening characteristics or other considerations. All information will be collated in a database at ICA, then forming part of the supporting data for ongoing enhancement efforts.

Competitive window products
Timber specialises in supplying raw materials for visible wood products such as flooring, walls, roofing and window products, which is where the business area's R&D initiatives are focused. In this context, the collaboration with the Danish window industry – which has been intensified in recent years – is an example. The most topical project is oriented on developing windows that offer longer maintenance intervals, constituting a significant competitive advantage. AssiDomän has contributed knowledge of raw materials and sawing techniques, with the end result being to put timber window frames in a stronger position, recovering market shares from competing materials.

A new philosophy in wooden housing construction
AssiDomän Timber is participating in a construction project regarding timber apartment blocks; the first block, complete in spring 2001, comprises 36 apartments on three storeys. Timber not only supplied necessary materials, but also participated in the entire project planning process, encompassing research based on a genuinely novel approach. The new block incorporates a wealth of exciting technological and practical solutions, creating radical new ideas for the development of apartment blocks. The commissioner for the building is the Vetenskapsstaden science community in Stockholm, which will use the block for visiting foreign researchers.

Heartwood with a pronounced environmental profile
Timber is also pursuing efforts in heartwood product development; its objective is to create products from heartwood capable of competing with impregnated wood products, with the biggest application being outdoor carpentry. Heartwood's key advantage is natural impregnation, and accordingly, any need for chemicals, necessary with artificial impregnation, is eliminated. This project, which began in 2000, has been pursued in collaboration with major Swedish construction sector market players. One expected effect is to alleviate the need for impregnated timber products. Moreover, heartwood has an environmental image that contributes to enhancing the construction players' customer orientation.

Concentrating on **people** is concentrating on profitability

Human resources and skills enhancement is an integral element of AssiDomän's over-arching efficiency and profitability objectives.







AssiDomän's strategic enhancement of human resources and skills is intended to assure the corporation's need for skilled labour at any time. Practical efforts are oriented on current and future staff. To enhance skills – and to deal with forthcoming successions – strategic HR planning is based on providing forward-looking information and training. In concrete terms, the intention is to contribute to progress on a personal level, and to enhance each employee's understanding of how he or she can contribute to increasing the group's value growth. Each AssiDomän unit has its own HR development plan, whose content is based on prevailing business strategies, the objectives of relevant production units and individual developmental plans produced from regular assessment interviews.

■ Cross-Mill-Learning generates significant improvements

Centrally, AssiDomän devotes significant resources to stimulating the exchange of best practice within the group, one example being the express ambition of the Cross-Mill-Learning initiative, where professionals in similar positions with similar skills collaborate on defined problems.

Cross-Mill-Learning, inaugurated in November 1999, is being rolled out as a project, with the ultimate objective of achieving rationalisation gains at the group's pulp and paper mills. Cross-Mill-Learning has been structured around eight central projects, then divided into a further 70 sub-projects. The results of each sub-project were analysed with a single measurement tool in order to ensure comparability, with clearly expressed enhancement targets established subsequently.

Each sub-project has three to six participants that gain support and guidance on working methods from the eight central projects. In 2000, the aggregate efforts resulted in an enhancement of efficiency at the corporation's pulp and paper mills equivalent to the capacity of an additional paper machine. In terms of cost-cutting and productivity gains in 2000, these efforts generated an improvement of some MSEK 800.

Apart from rationalisation enhancements, Cross-Mill-Learning's project groups also create new know-how networks within the group. In the fourth quarter of 2000, this project methodology was migrated both to the corrugated board operation and three of AssiDomän's Swedish sawmills.

PERSONNEL TURNOVER


% of average number of employees
20
18
16
14
12
10
8
6
4
2
0
1999 2000 1999 2000
White-collar employees
Blue-collar employees
Number of permanent employees hired in the year
Number of permanent employees resigned in the year

TRAINING


Days/employee
5
4
3
2
1
0
White-collar employees
Blue-collar employees
1999
2000

AVERAGE NUMBER OF EMPLOYEES


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1999
2000
Women
Men

AGE DISTRIBUTION


Age
60 years–
50–59
40–49
30–39
20–29
–19
0 5 10 15 20 25 30 35 %
Blue-collar employees
White-collar employees

The proportion of white and blue-collar employees above the age of 50 was 29% (29) and 23% (23) respectively. The proportion of white and blue-collar employees below 30 was 13% (13) and 18% (18) respectively, for all permanent employees in each category.

■ **AssiDomän Leadership College**

Tailored courses for group professionals are integrated in the AssiDomän Leadership College, which was inaugurated in 1997, and since then, some 420 professionals have attended its courses. Project Manager training is one of the featured programmes; the ability to manage and participate in various types of project group is increasingly necessary because a high share of AssiDomän's activities are pursued in project form. The AssiDomän Business School is part of the AssiDomän Leadership College; its objective being to identify and train the group's future managers. Some 15 professionals have participated in its courses yearly since 1997 – they spend four days of each month at the group's Business School during the academic year. This course blends theory and practical studies, with content oriented towards courses intended to enhance the efficiency and growth of AssiDomän's operations. Participants also gain an opportunity to utilise their skills in a group corporate enterprise, and through participants functioning as in-house consultants, the AssiDomän Business School contributes both to enhancing skills and developing the corporation's operational units.

■ **The Young Graduates Programme – increasing mobility**

Collaborations with universities and institutes of further education comprise a central element of AssiDomän's long-term hiring, with the corporation offering internships and collaborations on dissertations to undergraduates. AssiDomän runs a Young Graduates Programme (YGP) – a group-wide introduction and training programme – also part of the AssiDomän Leadership College. The YGP comprises seminars on subjects such as management and entrepreneurship, as well as cultural and strategic issues. Some 170 graduates have participated in the Programme since its inception in 1995. The intention is to increase employees' awareness of the group's various operations, while the YGP also contributes to mobility within the group's various units. Approximately 25 trainees were on the YGP last year.

Broader perspectives

AssiDomän's operations exert an impact on various parts of society generally – dialogue between involved parties is important, particularly in spheres such as the economy, the labour market and the environment, where communication and collaboration are key concepts. The intention is to secure close and long-term relationships in the world surrounding AssiDomän.

Forward-looking environmental initiatives have become a central part of AssiDomän's corporate image, while it makes substantial efforts to promote awareness of the company and its operational conditions.

■ Forestry – a sector of the future

AssiDomän participates in events including recruitment days and various activities in order to increase awareness of the forestry sector – and particularly of future job opportunities. Framtidsresan (Journey to the Future) is a topical example of this type of sector project, a one-day course in which natural sciences and technology students participate. This course is a medium for young forest products industry employees to communicate the stimulating and educational assignments the sector can offer, with efforts focused on spheres including the high-technology and environmental features of the industry. This initiative also includes an emphasis on chemistry teachers, offering a specific course focused on issues and subjects related to the forest products sector. This programme was launched in 1999, with some 20,000 students and over 200 teachers participating.

Skogens Dagar (Forest Days), is a sector-wide initiative pursued since 1994, offering information on the correlation between plants and products from an ecological perspective. The target group is intermediate and senior school students, with some 44,000 pupils participating in 2000.

■ Partnerships for ecological and sustainable forestry

In 1998, AssiDomän secured a partnership with the WWF (World Wildlife Fund), the idea being to promote the achievement of ecologically sustainable forestry, through means including extending the market for FSC-labelled products. This international environmental standard assures responsible and ecological forestry. AssiDomän has been a prominent player on the market for these products for many years. The WWF collaboration has a three-fold focus, with participants active in spreading awareness of FSC and environmentally labelled products among market players, primarily processing corporations, purchasing groups and consumers. The second focus is the EU, with participants attempting to improve the information on FSC that politicians and decision-makers receive. The third implies parties acting to harmonise and improve comparability between the various forestry standards now present on the European market.

Knowledge of FSC has increased since this collaboration began, notably because of the raised publicity the standard has attracted. The exchange of best practice has also improved through expos and seminars that AssiDomän and the WWF regularly participate in. The collaboration implies AssiDomän's environmental image being underscored in a further context. In its current form, this collaboration will continue until the midpoint of 2001.

■ Forests – for recreation and enjoying life

AssiDomän's operations emphasise the economic potential of forests, but because this environment is also associated with recreation and enjoying life, the corporation also concentrates on promoting these additional opportunities. Swedish legislation governing the right of free access implies free movement across forest land – open access for picking wild mushrooms or just for experiencing this beautiful, inspiring environment. Sport fishing and hunting are also available on AssiDomän forest reserves. AssiDomän is striving to increase awareness of, and access to, its forest land, with communication being central in this context. Accordingly, the corporation has produced Ut i skogen (Out in the Forest), a practical, informative pocketbook, dealing with the cycles of nature, flora and fauna species but also information on the history of forests and contemporary forestry. Some 50,000 copies of this publication are yearly distributed to schools, nonprofit organisations and private individuals.

■ Reduced land-filling

The majority of waste from energy generation and pulp manufacture is sourced from forests; AssiDomän Kraftliner is participating in the Väg i Norr (Northern Roads) project, whose intention is to reduce the land-filling of waste – and additionally increase the utilisation of resources. The objective is to be able to



AssiDomän is striving to increase awareness of, and access to, its forest land.

use the industrial waste from forest products to replace traditional road construction materials. Moreover, using this type of waste implies that the extraction and use of virgin material such as gravel and stones may be reduced. Apart from AssiDomän Kraftliner, the Swedish National Roads Administration, utility Vattenfall AB, Billerud Karlsborg and SCA Munksund are all participating. Laboratory quality testing of waste has been underway for some time, with road-section testing with various types of composites being constructed through 2001 and stretches of road evaluated subsequently. The resulting materials and environmental effects will be studied through a sampling programme.

■ Regional environmental network

In 2000, AssiDomän Dansk Kraftemballage was awarded a diploma from Green Network, a collaboration between the authorities, corporations and institutions on Jutland, Denmark. The Green Network, a regional project pursued under the auspices of Agenda 21, has over 220 members; its over-arching objective is to support members in their efforts to reduce their environmental impact. A proprietary environmental concept, which necessitates members developing an environmental policy, defines environmental objectives; the members have a concrete plan of action for pursuing environmental initiatives at their disposal. The concept has distinct similarities with the environmental management systems implemented through many corporations and sectors, and thereby, Dansk Kraftemballage has made considerable progress in establishing an certified environmental management system through its participation in Green Network.

■ An internal environmental council for the Eastern states

Environmental considerations are central in AssiDomän's relationships with customers and business partners, with timber imports from the Baltic states and Russia a definitive example in this context.

The Import Timber Group is an internal council assigned to review and enhance purchasing policies, contracts and supplier structure. A dedicated environmental policy applying to wood imports has also been produced, with the group's efforts creating the framework for responsible trading in timber from the Baltic states and Russia. Alongside the Import Timber Group, AssiDomän will also support the introduction of certification systems in these regions, under the auspices of systems such as FSC.

■ Uniting environmental and economic progress

AssiDomän has been a constituent of the Dow Jones Sustainability Group Indexes since 1999. This index encompasses corporations that have demonstrated their ability to integrate financial, social and environmental objectives in their operations. The index operates as a support for analysts, investors and other financial market players, with some 2,000 corporations screened in this year's selection process; just over 10% became index constituents. The screening included some 30 forest products groups; AssiDomän was one of only four such corporations that became index constituents.

Environmental Report

AssiDomän's Environmental Report offers an integrated picture of how the group pursues its environmental initiatives. The Report reflects the challenging ambitions that distinguish the group's view of the environment. Like its statutory accounting, AssiDomän's Environmental Report is intended to offer illustrative comparability over time, and accordingly, AssiDomän has produced a Report that monitors environmental objectives, key ratios, enhancement initiatives and results, which are monitored and presented clearly and systematically.



Contents

The Environmental Report on pages 38–53 has not been reviewed by the company's Auditors.

Environmental strategy and management

AssiDomän's Environmental Policy stipulates the group actively striving for sustainable progress. The fact that environmental efforts are integrated into day-to-day business also assures that environmental initiatives are pursued on businesslike terms and cost efficiently.

■ Environmental strategy

Sustainable development

The raw material of AssiDomän's operations – forests – comprise four dimensions crucial to sustainable development: forestry pursued for positive long-term returns and with due consideration to ecological, social and cultural issues. AssiDomän assures this through certification according to FSC sustainable forestry principles. Certified environmental management systems in AssiDomän's industrial activities constitute a guarantee of good practice, and for continuous improvements through the chain that extends right to the customer. AssiDomän's products are 98% comprised of renewable raw materials and enjoy very good prospects of maintaining a prominent role in the sustainable society.

Taking a holistic view of environmental issues is a natural part of AssiDomän's business development, with the Group consolidating its customers' experienced collective benefit of the Group's products, and the same applies to the impression of AssiDomän as a cost-efficient, ecological corporation. These considerations should be regarded as strategic and expected to generate new business opportunities in those areas where the Group has expressed ambitions to progress and be a leader.

Environmental initiatives – organisational resources

The Corporate Environmental Council, an advisory environmental forum with management representatives from AssiDomän business units and Group headquarters, is at the disposal of the Executive Group Management. This forum's assignment is to produce proposals for Group-wide environmental strategy for the Executive Group Management's consideration.

The Group management has assigned the Environmental Affairs Department within Corporate Technology & Environment to support business activities in order to control and collate environmental initiatives efficiently. It performs this task in close collaboration with environmental managers and professionals at individual facilities.



AssiDomän's forestry activities are pursued for positive sustainable returns and with due consideration to ecological, social and cultural issues.

■ Environmental management

AssiDomän's environmental initiatives are an element of its day-to-day business, and accordingly, working according to environmental management systems is an obvious, long-term and central investment for the Group. Several years' experience garnered from environmental management systems has demonstrated their excellent suitability for AssiDomän's forestry business and its small or large manufacturing facilities. Environmental management systems encompass a thorough systematic review of internal organisational resources, and establish environmental objectives for AssiDomän's continuous improvement. Overall, these efforts are expected to generate environmental enhancements, as well as significant efficiency gains and savings.

To be able to achieve the established objectives, environmental management systems necessitate commitment from every employee and extensive collaboration at all levels. Environmental training is a vital prerequisite for environmental management systems functioning in day-to-day operations.

Local authorities continuously monitor that business is pursued in accordance with prevailing legislation and on environmental terms. Such environmental management systems are comprehensively reviewed by independent, accredited environmental controllers, implying that any potential shortcomings are revealed and rectified simultaneous with the introduction of any new routines necessary.

AssiDomän has applied standards to its suppliers, contractors and transport companies, which form an integrated element of its environmental management systems – and to assure high environmental quality from all businesses linked to the Group. During the year, AssiDomän implemented Quepass (quality-environment-product safety-assessment) Group-wide for evaluating its business partners, allowing AssiDomän to satisfy customers' demands for high environmental quality in processes and products.

Operations generating 67% (64%) of consolidated net turnover were subject to environmental management systems certified according to ISO 14001, and in certain cases registered on EMAS, as of 31 December 2000. The pulp and paper mill at Lecoursonnois, France, and several of Corrugated's facilities, are scheduled to receive certification in the first half-year 2001.

Taking a holistic view of environmental issues is a natural element of AssiDomän's business development

Environmental key ratios and accounting

■ Prioritised activities and key ratios

The ambitions of AssiDomän's environmental initiatives have been formulated in a series of prioritised activities with the intention of pursuing business towards sustainable development. In order to be sure AssiDomän is progressing in the right direction, and maintaining a reasonable rate, the group has formulated key ratio for business in these areas. Efforts to monitor progress are based on extensive environmental statistics from all group operations. The implementation of these key ratio was initiated at unit level throughout the group, which eventually, will lead to the formulation of quantitative objectives for each key ratios. A selection of these key ratios constitute measures of the long-term sustainability of AssiDomän's operations, such as those ratios that express how forestry is pursued, the renewability of raw materials, energy consumption and the implementation of environmental management systems throughout AssiDomän's organisation.

The remaining key ratios measure the use of resources and environmental impact of operations in relation to production volumes, expressed as value-added. The total output of various types of products is expressed in a single consistent manner, in financial terms. AssiDomän has adopted the methodology used in Sweden's National Accounts to compare key ratios relating to value-added, proceeding from 1995. It is then possible to compare values from individual years in fixed-price terms, with accordingly, the value-added actuals for 1999 and 2000 adjusted by the producer price indices for pulp, paper, paper products and wood products industries for these years.

The table illustrates AssiDomän's objectives in its prioritised areas, and the group-wide key ratios produced for sustainable development and environmental efficiency. The "Operations" section reviews a selection of these key ratios at business unit level.

Prioritised Areas and Group Objectives	Key ratios [1]	2000	1999
Environmental management systems			
• No later than year-end 2001 all units to have started introducing environmental management systems	Operations with certified/registered environmental management system, % of the group's net turnover	67	64
Products			
• Manufacture products with less use of resources and environmental impact	Conversion plants - land-filled and hazardous waste in relation to the total volume of input raw materials, %	0.5	0.7
Ecocycle compatibility			
• Increase the proportion of renewable resources used	Proportion of renewable raw materials in AssiDomän's products, excl. water, %	98	97
• Reduce emissions of greenhouse gases	CO_2 equivalents/value-added [2], fossil CO_2/SEK	107	146 [3]
Energy use			
• Use energy more efficiently	Total fuel consumption/value-added, MJ/SEK	4.3	5.3 [3]
	Total use of electricity/value-added, kWh/SEK	0.26	0.32 [3]
• Increase use of bio-fuels	Bio-fuel proportion of total fuel requirements, %	67	63
	Bio-fuel proportion of Swedish pulp and paper mills' fuel requirements, %	86	83
Acid-forming emissions			
• Reduce acid-forming emissions	Acid-forming equivalents/value-added, g SO_2/SEK	0.87	1.18 [3]
• Make transport more efficient	Emissions of sulphur dioxide, g SO_2/tonne-km	0.128	0.131
	Emissions of nitrogen oxides, g NO_X/tonne-km	0.405	0.419
Land and water			
• Obtain information about and if necessary decontaminate polluted land	Not available	See page 49	
• Reduce emissions to water	Reported at plant level	See pages 49, 52–53	
Forestry			
• 100% FSC-certified forestry	Proportion of FSC-certified forestry, area group forests, %	100	100
• Guarantee sustainable forestry and biodiversity	Grade according to ecological balance sheet	See page 50	See page 50
	Harvesting in relation to growth in group's own forests, incl. forest not under cultivation, %	71	68
	Area given special consideration for nature conservation reasons, %	19	19

1) From nursery to customer including transports.
2) Value-added is operating profit before depreciation excluding salary costs expressed in fixed prices as of 1995. In 2000, value-added for the group (excluding units divested to Frantschach in 2000) was MSEK 8,570, or MSEK 9,191 in fixed prices.
3) Amended since 1999.

Comments on environmental key ratios

Sustainable development

AssiDomän's products are to 98% comprised of renewable raw materials. Thus AssiDomän's products are part of an ecological cycle, with favourable long-term prospects of progressing on our markets.

AssiDomän's supply of energy is also largely based on renewable resources, with bio-fuels comprising 67% of total fuel needs from nursery to customer in the year, including transports. All AssiDomän's pulp and paper facilities have contributed to these improvements. At those Swedish facilities that base their manufacture on virgin fibre, the share of bio-fuels rose from 83% to 86%, while in our sawmills, the bio-fuel share was even higher, exceeding 90%.

AssiDomän's forestry operations in its proprietary reserves have been certified according to FSC principles for sustainable forestry since 1998. Nearly 40% of the wood used as raw materials for AssiDomän's pulp, paper and sawmills is sourced from proprietary forest reserves, implying that the total share of FSC-standard raw materials is at least this level. In 2000, 71% of the growth in AssiDomän's forest land was harvested, and accordingly, timber reserves are increasing continuously, the result of effective planning for re-growth.

Eco-Efficiency

AssiDomän pursues environmentally efficient business – i.e. operations that create more financial benefits while consuming less resources and generating less environmental impact.

AssiDomän monitors its energy efficiency through the relationship between the consumption of fuels and electrical energy and its value-added, with both these key ratios revealing a 20% reduction. The reduced fuel consumption is a consequence of the efforts taken through the year to reduce the consumption of fossil fuels. The emissions of fossil carbon dioxide, expressed in CO_2 equivalents related to value-added, is another measure of the environmental efficiency of AssiDomän's supply of fuel, and since 1999, this key figure has reduced by 25% – a vital result, because reduced emissions of greenhouse gases are an imperative.

Acid-forming emissions are basically a consequence of energy consumption – AssiDomän collates the acid-forming qualities of sulphur dioxide and nitrogen oxides in a single measure: acidification equivalents, which express environmental efficiency when set in relation to value-added. AssiDomän has also achieved a 25% reduction in this key ratio. Moreover, AssiDomän is also striving to reduce the use of resources at its conversion facilities. AssiDomän has reduced the share of waste in relation to total input raw materials from what was already a very low initial level, to only 0.5%.

In many cases, those enhancements achieved in the year are a consequence of the efforts AssiDomän has made within the framework of its environmental management systems. By year-end 2000, AssiDomän had implemented certified/registered environmental management systems at facilities with business generating 67% of the group's net turnover.

Environmental accounting data

In the late-1990s, the group made extensive investments in its operations, a substantial proportion of which comprised environmental measures. The need for exclusively environmental measures has gradually reduced, comprising 4% (5%) of total investments in 2000. However, the majority of investments implemented also imply environmental gains, meaning that the actual share of environmental investments is far higher. The use of fossil fuels in 2000 reduced across all the group's mills from 1999 levels, resulting in reduced direct and indirect costs expressed as taxes and surcharges. Sustained energy rationalisation efforts will produce further profitability enhancements. AssiDomän's proprietary bio-fuels (liquors and by-products) used in its processes at pulp, paper and sawmills represent a sizeable value, which expressed in terms of oil, is equivalent to some MSEK 1,300.

Environmental-economic data

MSEK	2000[1]	1999[2]
Environmental investments[3]	65	80
Environmental costs		
- Depreciation[4] of environmental investments, operating costs	296	281[5]
- Inspection costs/environmental investigations	11	15
- Environmental management and certification/registration	4	6
- Environmental taxation and surcharges for emissions	69	95
- Packaging surcharges[6]	4	4
- Waste management	32	46
- Land-fill taxation[7]	10	–
- Provisions (decontamination implemented/resolved, restored land-fills/contaminated land)	33	22
Costs of fossil fuels[8]	433	535
Electricity costs[8]	346	415
Water costs	52	67
Sales revenues from by-products[9]	443	480[5]

1) AssiDomän excluding Dynäs, Sepap, Sacks and Barrier Coating.
2) AssiDomän including Dynäs, Sepap, Sacks and Barrier Coating.
3) Environmental investments.
4) In 2000, environmental investments represented 4% of total; this share is estimated at 18% for 1994–1998. The depreciation term is 10 years.
5) Amended since 1999.
6) European collection system.
7) Land-fill tax was introduced in Sweden from 1 January 2000.
8) Excluding environmental taxation and surcharges for emissions.
9) Including sawdust, chips, tall oil, turpentine and recycled paper.

The value-added from environmental initiatives

Environmental initiatives consolidate AssiDomän financially in several respects. They increase AssiDomän's strategic values embodied as assets in ecologically sustainable forest, competencies and external confidence in the corporation. Environmental initiatives also contribute to products' value-added, and AssiDomän's market positioning. However, separating such environmental values from other price-sensitive factors has proved problematic.

External interested parties' valuations of the group's environmental initiatives should also be included under value-added, which is very hard to quantify. One example in this context is AssiDomän becoming a constituent in several environmentally oriented mutual funds offered by banks and other financial institutions, necessitating the group satisfying a lengthy series of environmental criteria.

For the second consecutive year, AssiDomän became a constituent of the Dow Jones Sustainability Group Indexes, a list of the world's best corporations in terms of achieving objectives by combining financial opportunities with a responsible view of environmental and human resources issues.

Products

The competitive qualities of AssiDomän's products must encompass their entire life-cycles, from the extraction of raw materials to final waste management. To satisfy the resulting standards, it is necessary to view the products in a holistic perspective, effectively integrating environmental performance, commercial considerations and product development.

The environmental society constitutes a frame of reference for AssiDomän's products, implying that largely, their competitiveness is linked to environmental profiles, expressed through measures such as the conservation of resources and renewability. Because all AssiDomän's products are wood based, their environmental performance is very positive. AssiDomän utilises recycled fibre optimally to satisfy functional requirements and customers' wishes. Within Corrugated, some 55% of all corrugated board packaging is manufactured from recycled fibre, with 98% of the group's aggregate product output comprising renewable raw materials.

■ Extensive regulatory structures

Both Sweden and the EU stipulate extensive regulatory structures governing packaging manufacturers, the most important including the EU Packaging and Packaging Waste Directive adopted in 1994, which stipulates recycling objectives applying to packages and material types. These objectives have been progressively refined, with a revision implying objectives being increased in a few years expected in 2001.

In Sweden, regulations covering producer responsibility for packaging have been in force since 1997, including a formal statement of recycling objectives, which will be further upgraded in 2001. EU has also formulated a proposal oriented on environmental product policies, including the objective of deriving goods and services that exert the minimum possible adverse environmental impact throughout their life-cycles. Accordingly, those environmental standards relating to products are not merely a matter of recycling objectives, but also extend to emissions and the utilisation of resources and energy that such products give rise to.

AssiDomän's product and process development constantly observe the legislation and regulations applying on its markets. The group also participates in the development and financing of those recycling systems now applying in several countries. AssiDomän is active in lobbying on environmental product and packaging issues – one concrete example here is the sector activities AssiDomän inaugurated and participated in through 2000, which included a sector conference in London focusing on FSC – an international environmental standard guaranteeing ecological forestry, and its seminar "The Packaging Challenge", in Hanover, Germany.

Corrugated board packaging offers a wealth of advantages in terms of environmental standards. The raw material uses wood fibre – an entirely renewable natural resource. Corrugated board recycling is at very high levels, averaging some 75% on European markets, and 84% in Sweden. Recycled fibre from corrugated board packaging can also be returned to the paper cycle many times over.

■ Focusing on efficient packaging management

Packages must also satisfy a series of practical demands – protecting goods and also facilitating handling and enabling transports with minimal environmental impact. Moreover, packaging must also constitute a base for informing consumers and other interested parties, thereby becoming a key element of

GREENsystem™ is one of AssiDomän's successful packaging concepts, based on a unique corrugated board grade and packaging that is constructed on a modular basis. The result is a complete concept comprising strong, lightweight packages that are easy to handle and transport.

customers' communication with markets. Packaging characteristics regarding opening, stacking and their ability for modification according to customers' varying needs, are also significant competitive factors.

Packages must be sufficiently strong to protect their contents, and must also be resistant to damp, low and high temperatures. This is particularly important when transporting food in instances such as disaster recovery and when transporting goods in countries with extreme climates or poor infrastructure. Thus packaging serves an important role in the supply of food worldwide. This is one sphere where much work remains to be done, such as the exchange of best practices in packaging and related technology. Research by the UN's World Food Council indicates that 30–50% of food produced in developing countries is destroyed, largely a consequence of inadequate transport packaging.

■ Unique qualities

Corrugated board packaging offers an array of unique qualities, which when integrated, create a very competitive concept. Corrugated board utilises materials very economically, implying the need for an unusually small amount of material to achieve high stiffness. Therefore, corrugated board packaging is strong and stiff, while also offering shock-absorption and flexibility – modifying packaging according to the relevant contents is easy. Specifically modifying corrugated board packages is relatively simple because it can be punched, folded, glued and printed in a variety of ways. The material can also be impregnated with a plastic surface, thereby conferring it with protection against damp and water resistance.

Launched in 1998, GREENsystem™ is an example of AssiDomän's successful packaging concepts, based on a unique corrugated board grade, with boxes constructed in a modular system. The result is a complete concept of strong, lightweight packages that are easy to handle and transport.

Clearly stated environmental information is a progressively more important competitive advantage, and accordingly, environmental product declarations are a central element of AssiDomän's environmental efforts. Such statements provide an overall impression of the environmental performance of any product, often as life-cycle analyses. The environmental product declaration for, say, paper packaging includes a presentation of the package's environmental impact from the nursery to the manufacturing process. Four such environmental product declarations were produced in 2000, including those for AssiDomän's kraftliner, fluting and corrugated board products.

■ Timber – advancing positions

FSC-certified forestry has been an integrated element of AssiDomän's operations for some years. The group's sawmills and wood processing units manufacture and market FSC-labelled products in several European markets. Market players have exhibited gradually increasing interest in FSC, and through active lobbying, and modifying progressively more of AssiDomän's internal operations to conform to these standards, the corporation intends to increase its FSC-labelled product market shares still further.

In the construction market, timber competes primarily with plastic, concrete, steel and plaster products. However, wood enjoys many advantages over these materials in environmental and quality terms. Wood is a renewable resource, with modest environmental impact throughout its life-cycle. Moreover, timber creates better indoor environments than plastic products, for example. Certain timber products, such as window frames manufactured from heartwood offer better durability and lower maintenance frequencies than several competing materials. Moreover, timber is an undoubtedly aesthetic material, which often creates positive associations.

AssiDomän and other Nordic industry players are implementing a joint campaign – Timber 2000 – which will run for several years to consolidate the position of timber products. Efforts began in the UK in 2000, but eventually, will encompass several European nations. The intention is to raise interest in Nordic timber products, achieved by enhancing re-seller and consumer knowledge of wood and its environmental advantages. Timber 2000 has two parts, a media campaign targeted at the UK public, and a marketing campaign intended for builders' merchants and lumber yards. Timber 2000's over-arching objective is to increase the consumption of wood products in Europe by 3 million m³ by 2005.



Timber 2000 comprises two parts, a media campaign targeted at the UK public, and a marketing campaign intended for builders' merchants and lumber yards.

Ecological cycles

The ecocycle compatibility of AssiDomän's operations generates financial and environmental effects. Reduced utilisation of resources and increased usage of renewable resources eases the aggregate environmental impact, while simultaneously, the production process in many activities becomes more cost efficient.

■ Input raw materials

AssiDomän makes its operations ecocycle compatible by increasing its utilisation of renewable resources and by manufacturing products that consume less resources, with less production shrinkage and waste – the advantages are both environmental and financial.

Overwhelmingly, AssiDomän's operations use renewable resources, such as roundwood and chips – used as a source of fibre and energy – recycled fibre, and starch for applications including gluing.

Use of raw materials	2000 *	1999
Wood raw material into pulp and paper mills and sawmills, sm³ub	**8,538,000**	9,865,000
Externally purchased paper, tonne	**943,000**	903,000
Plastic raw material, tonne	**3,500**	42,000
Other input material, tonne	**275,000**	342,000
Waste		
Hazardous waste, tonne	**581**	1,680
Land-fill waste, tonne	**150,000**	201,000

* Excluding units divested to Frantschach in 2000.

In 2000, 98% (97%) of AssiDomän's products comprised renewable resources.

Some 12% of total wood raw material used in Sweden is imported, and sourced mainly from the Baltic states and Russia. During the year, AssiDomän formed an internal council, the Import Timber Group, with the assignment of reviewing and improving purchasing policies, contracts and supplier structures, to assure responsible trading in timber sourced from the Baltic states and Russia.

■ Waste

AssiDomän pursued an array of activities in 2000 to identify cost-efficient management alternatives to land-filling waste. These efforts are expected to result in resources being used even more efficiently in the future, while also alleviating the total environmental impact.

AssiDomän will be able to secure positive benefits through internal processing enhancements, returning materials to forestry/agriculture (completing ecological cycles) and utilising waste as a substitute for virgin materials (such as moraine, stone and artificial fertiliser). However, before utilising alternatives to land-fills, it is vital to investigate the quality considerations of the intended method. The qualities of individual materials in the field can vary widely depending on environment. For example, ash from bio-fuels is distributed over suitable land, with the intention of restoring nutrients lost through harvesting. Thereby, ecological cycles are completed, enhancing the prospects of pursuing sustainable forestry. AssiDomän has been pursuing efforts to recycle such ash for some time.

Sorted waste from pulp and paper mills is considered according to its material and environmental characteristics. Examples of promising potential include calcium-content material, which can function as a binding agent in gravel. AssiDomän participates in "Väg i Norr" a collaborative field trial with sector peers, involving the construction of road sections from various composites. The utilisation of a fine fraction as a sealant layer in land-fill facilities is another activity that may help optimise the utilisation of resources.

The volume of land-fill and hazardous waste in relation to total input raw materials was only 0.5% (0.7%) in conversion facilities.



AssiDomän Kraftliner is participating in the "Väg i Norr" project; the intention is to use waste as a replacement for conventional highway construction materials.

The climatic function of forests

Plant photosynthesis results in the binding of carbon dioxide in forests and the ground, termed a carbon sink, which is vital for limiting the effect of greenhouse gas emissions. International agreements such as the Kyoto Protocol imply many countries undertaking to reduce this type of emission.

Saving energy or exchanging energy sources from fossil fuel to bio-fuel or from oil to fossil gas, are effective means of reducing carbon dioxide emissions, and mitigating the environmental consequences. The effect of emissions can also be limited through active, long-term sustainable forestry, which results in high growth, and thereby, the binding of carbon dioxide.

AssiDomän harvests some 70% of the annual growth in its forest land.

The consumption of fossil fuels through the group creates carbon dioxide emissions, bound up in the annual growth of AssiDomän's forest land. Apart from this volume of carbon dioxide, the annual growth binds up carbon dioxide from other sources in the society. This additional CO_2 is central to the on-going debate regarding the limitation of emissions of greenhouse gases, and emission trading.

Mapping carbon flows in and out of AssiDomän's operations reveals that over 10% of the carbon bound up in input raw materials (AssiDomän's harvesting, externally purchased wood and other fibre raw materials) is bound in sawn timber for 50–100 years. The next century will be critical to progress of the greenhouse effect.

CARBON FLOWS FOR ASSIDOMÄN PRODUCTS, 2000
Expressed in CO_2


AssiDomän's manufacturing
Pulp, paper, packaging
4.6 million tonnes
Carbon bound for
shorter periods
Sawn timber
1.1 million tonnes
Carbon bound for
50–100 years
in wood constructions
Bio-energy
4.2 million tonnes
Wood raw material
residue combusted,
generating steam and
electrical energy

BINDING AND EMISSIONS OF CARBON DIOXIDE, CO_2, 2000


Binding of 1.8 million tonnes
CO2 from other sources
in the society 19%
Harvesting in AssiDomän
forest land
6.9 million tonnes CO2,
71%
Binding of 1.0 million
tonnes CO2 corresponding
to AssiDomän's emissions
of fossil CO2, 10%

The growth within AssiDomän's forest land was equivalent to the binding of 9.7 million tonnes CO_2. 71% of annual growth was harvested, with the remainder harbouring the capacity to accumulate CO_2 from other sources in the society.

Accordingly, these products should be considered as a carbon sink.

Some 45% of the carbon bound in input raw materials is transferred to pulp and paper products for short periods of less than ten years, and accordingly, such products cannot be considered as a sustainable carbon sink.

Paper products are either recovered as materials or as energy after use. Nearly 45% of the carbon bound up in input raw materials is used as energy in pulp, paper and sawn timber manufacturing processes.

Biogenic carbon dioxide that is released when combusting paper products, and by extracting energy in various processes, is again bound up in growing forest land.

Energy

In an overall perspective – from nursery to customer – renewable fuels are the foundation of AssiDomän's fuel supply.

Of AssiDomän's total fuel needs, 67% are satisfied by renewable fuels (bio-fuels), which comprise forest fuels, bark, black liquor, sawdust and tall oil used in pulp and paper mills and sawmills. Moreover, that proportion of the wood raw material not transformed into products is basically used as energy in production processes, implying that AssiDomän utilises resources efficiently. The majority of AssiDomän's energy consumption – heat and electrical power – is used in its pulp and paper mills. The bio-fuels share in Swedish mills is 86%, against the 75% average for all group facilities. The discrepancy is due to an array of factors such as energy supply in individual countries, access to bio-fuels, the capacity and performance of boilers and economic conditions.

Pulp and paper mills represent the majority of AssiDomän's total consumption of fossil fuels (oil, fossil gas and coal). Fossil fuels are mainly used as a support to bio-fuel-driven processes in the production of pulp from virgin fibre, while recycled fibre mills are almost entirely run on fossil fuels. At AssiDomän's Kraftliner and Frövi facilities, fossil fuel consumption reduced significantly (some 40 and 35% respectively since 1999), mainly through the enhanced quality of bio-fuels.

The technology for extracting low-energy heat, then sold to municipalities and utilities, has been introduced in several facilities including Kraftliner, Frövi and Sturovo, which distribute hot water to local district heating networks.

Utilities have taken over energy production at several sawmills through outsourcing, implying the mills selling bio-fuels to, and purchasing heating from, the energy provider. The collaborations represent a financial and environmental symbiosis.

Corrugated's facilities have relatively modest energy needs compared to pulp and paper mills; many of Corrugated's conversion facilities use fossil gas, which generates far lower emissions than oil.

Steam turbines utilise back pressure power to generate electrical energy in pulp and paper mills, which in the Swedish facilities, provide some 30% of energy needs. This is apparent in the following table illustrating energy consumption for AssiDomän's Swedish conditions:

Use of energy in AssiDomän's Swedish pulp and paper mills	2000*	1999
Bio-fuels		
Internally generated, TJ	**22,800**	25,500
Purchased, TJ	**1,910**	1,940
Fossil fuels, TJ	**3,990**	5,720
Total fuels, TJ	**28,700**	33,160
of which for own electricity production, TJ	**1,950**	2,600
Internally generated electricity, GWh	**540**	580
Purchased electricity, GWh	**1,240**	1,450
Total use of electricity, GWh	**1,780**	2,030

* Exc. Dynäs.

AssiDomän specifies the fuel consumption of the forestry machinery in its forestry operations, the intention being to produce the most economical machinery inventories possible.

Efforts to identify new energy and cost-efficient transport solutions are continuous, with an increased share of rail transports and fewer empty loads being examples of energy-efficient measures.

As environmental management systems are implemented, reduced energy consumption has become an objective for more facilities, which has also resulted in the formulation of energy savings plans.

TOTAL FUEL USE


Fossil fuels
33%
Bio-fuels
67%

Total: 39,400 TJ (54,600)

The bio-fuels share has increased from 63% to 67% since 1999.

USE OF FOSSIL FUEL


Sawmills 1%
Forestry 3%
Conversion
10%
Transports
21%
Pulp and
paper mills
65%

Total: 13,000 TJ (20,000)

AssiDomän's pulp and paper mills consume the majority of AssiDomän's fossil fuel needs.

USE OF ELECTRICITY


Sawmills 4%
Conversion 6%
Transports 3%
Pulp and
paper mills
(own electricity
production)
29%
Pulp and paper
mills (externally
purchased)
58%

Total: 2,360 GWh (3,330)

Some 30% of total use of electricity is generated in pulp and paper mills.

The above figures do not include those units divested to Frantschach in 2000.
Figures in brackets are for AssiDomän overall in 1999.

Acidification

Acid-forming emissions are substances containing sulphur, mainly sulphur dioxide, SO_2, and nitrogen oxides, NO_X. Sulphur arises when combusting fuels that contain this element such as oil, and when manufacturing pulp. Nitrogen oxides are formed in all types of combustion, and during transports.



Several bird species such as the great tit and spotted fly-catcher are sensitive to acidification.

The various types of coal used at the Sturovo pulp and paper mill are a significant source of AssiDomän's SO_2 emissions. However, since AssiDomän acquired this facility in 1997, emissions of SO_2 per tonne of end-product have been cut by 60%, mainly the consequence of efficient energy consumption, revised fuel composition, and purification equipment.

NO_X emissions are far harder to rectify, although AssiDomän has revised its combustion technologies and re-built boilers to cut down such emissions, although none of the available technologies are capable of reducing them to any significant extent. However, greater cost-efficiency within transportation can influence NO_X emissions. Transferring transports from trucks and ships to rail, route runs, increased load factors and more purification equipment on hauliers' vehicles and ships all gradually reduce emissions. AssiDomän's Rail 99 transport system contributed to reducing AssiDomän's acid-forming emissions by a few percentage points through the year.

When planning its forestry activities, AssiDomän prioritises adaptations to the sensitivity of the chosen habitat to acidification – because land usage can contribute to the acidification of land and water.

The key ratio applying to the emission of acid-forming substances, acidification equivalents in relation to group value-added, was 0.87 g SO_2/SEK, down by some 25% on 1999.

SULPHUR DIOXIDE, SO_2


(Forestry 0.04%)
Sawmills 1%
Conversion 5%
Pulp and paper mills 61%
Transports 33%

Total: 3,180 ton (5,180)

The share of AssiDomän's total SO_2 emissions generated by pulp and paper mills has reduced, largely a consequence of all mills cutting their emissions heavily.

NITROGEN OXIDES, NO_X


Forestry 7%
Sawmills 1%
Conversion 3%
Transports 49%
Pulp and paper mills 40%

Total: 6,840 tonnes (9,870)

Transports generate some 50% of total NO_X emissions.

The above figures do not include those units divested to Frantschach in 2000.
Figures in brackets are for AssiDomän overall in 1999.

Transportation

Transports are a vital link in AssiDomän's operations, with substantial distances separating manufacturing units in northern Sweden and European markets, implying challenging demands on efficient and environmental transport.

AssiDomän has been pursuing group-wide transport guidelines since 1996, with the overall intention being to focus on measures that are environmentally efficient – measures that generate substantial environmental benefits in relation to cost.

Apart from rationalising the group's internal transport, environmental activities must satisfy customer needs to develop new packaging systems for distributing goods such as foods. Rationalisation means increasing load factors, reducing empty transports and identifying suitable combinations of truck, rail and ship transport – measures that most often, generate financial and environmental benefits. Progress towards lightweight, strong and recyclable paper packaging is favourable to the distribution process from an environmental perspective. In this context, paper packages are highly competitive compared to other materials.

Reduced environmental impact

AssiDomän's Rail 99 transport system came into force in autumn 1999 for the transportation of products from facilities in northern Sweden to the European continent. The system is a collaboration with SJ (Swedish Rail) Cargo Group and Germany's DB Cargo AB. The system has implied 500 million tonne-kilometres of transports being migrated to rail from trucks and ships. The result is sizeable environmental gains in terms of emissions of acid-forming sulphur dioxide and nitrogen oxides, as well as reduced use of fossil fuels, and thereby, reduced emissions of fossil carbon dioxide. In its environmental activities, AssiDomän prioritises these issues.

The inauguration of the Öresund Link between Sweden and Denmark implies further environmental gains for these transports – the first scheduled rail service to cross the Link was an AssiDomän goods train. Each year, AssiDomän will transport some 800,000 tonnes by rail across the Link, replacing the previous ferry transports. The related emissions of nitrogen oxides, carbon dioxide and carbon monoxide have been virtually eliminated.

Increasing the share of rail transports is an environmental objective shared by several AssiDomän facilities. AssiDomän has also formulated environmental objectives for reducing empty truck loads, in close collaboration with hauliers. Similarly, AssiDomän has established objectives for reducing the emissions from truck transports.

AssiDomän's demands on transport contractors

A new system – AssiDomän Quepass – came into force in the year group-wide for assessing the QA, environmental and product safety efforts of AssiDomän's transport hauliers and suppliers. This system is used group-wide, with the results of these assessments available for all facilities. The results enable AssiDomän to satisfy customer demands for environmental transportation.

AssiDomän's transportation in 2000

AssiDomän specifies all its transports from nursery to customer every year, while also calculating the environmental impact of fuel use and emissions. As in previous years, sea transports are predominant in transportation. However, it is evident that AssiDomän did achieve environmental enhancements in 2000 over previous years. The utilisation of fossil fuels and emissions of carbon dioxide and acid-forming substances reduced, expressed in tonne-kilometres, the result of a migration to rail transport and the rationalisation of transportation at several facilities.

Transports	2000*		1999	
	Total	Per tonne-km	Total	Per tonne-km
Transport work, million tonne-km	**8,270**		9,830	
Truck, million tonne-km	**2,280**		2,780	
Rail, million tonne-km	**1,400**		1,710	
Ship, million tonne-km	**4,590**		5,390	
Fossil fuel, TJ and MJ	**2,780**	**0.336**	3,350	0.341
Electricity, GWh and kWh	**60**	**0.0073**	73.3	0.0075
SO_2, tonne and g	**1,060**	**0.128**	1,290	0.131
NO_X, tonne and g	**3,350**	**0.405**	4,120	0.419
CO_2, tonne and g	**209,000**	**25.2**	215,000	25.6

* Excluding units divested to Frantschach in 2000.

The inauguration of the Öresund Link between Denmark and Sweden means sizeable goods volumes can now be transported by rail between Sweden and Denmark, favourable from an environmental perspective – the first scheduled rail service to cross the Link was an AssiDomän goods train.

Land and water

The conservation of land and water resources is a vital element of AssiDomän's environmental initiatives, efforts that are focused both on preventing the unnecessary consumption of resources and to minimise potential emissions to land and water.

■ Land

The group undertook investigations into the potential incidence of land contamination at its pulp and paper facilities in the year, and into the risk that such contamination might arise through ongoing operations. AssiDomän took core and water table samples at several facilities. These investigations have not revealed anything implying cost-intensive decontamination measures.

Initiatives to examine potential residual environmental effects of previous activities at facilities are now being undertaken by the group and the authorities. These investigations revealed land contamination at the Köpmanholmen Industrial Estate in the municipality of Örnsköldsvik, where the forest products industry corporation Ncb – now AssiDomän Kraft Products AB – pursued operations at sulphate and chlorine-alkali facilities until 1982 and 1994 respectively. AssiDomän Kraft Products is responsible for potential decontamination measures in the area surrounding the now-closed chlorine-alkali facility.

Modest environmental oil leakages have occurred at a few facilities, with AssiDomän taking remedial action under the auspices of its environmental management systems including decontamination, containment dikes around chemical storage, the installation of collection and monitoring systems and staff training.

AssiDomän Corporate Risk Management examines the risk of fire and major environmental accidents at the group's facilities on a yearly basis. The results of these efforts include all transformers containing PCB oils being removed throughout the group.

■ Water

AssiDomän's pulp and paper mills are its biggest consumers of water, with 120 million m^3 consumed in the year. The reduction of water consumption is prioritised at many facilities, although in most contexts, water is not a critical resource in Sweden. At the Frövi facility, which is situated adjacent to water with low flow, AssiDomän has taken internal measures to reduce flows, and thereby the burden on its water treatment plant.

The more limited access to water in continental Europe means that water consumption is a more prioritised issue. At Ania, Italy, AssiDomän is planning to close off of parts of its water system, while the facility at Lecoursonnois, France has been using an almost entirely sealed water system with multi-stage treatment for several years. However, the circulating water did release odours into the surroundings – AssiDomän has taken steps to resolve this problem.

In the paper and pulp manufacturing process, wood fibres are released by the natural binding agent – lignin – being dissolved in water using chemicals. The majority of the dissolved substances is used as energy, combusted in soda recovery boilers. The remainder is captured in waste water, which at some facilities, is purified externally. The necessary chemicals are recycled in each facility's internal systems.

The emissions to water of organic material, COD, nitrogen (N) and phosphorous (P) from group facilities have reduced, measured per tonne of end-product. As part of its action for receiving permits for operations, Kraftliner is examining the need and environmental benefit of implementing additional purification measures. In-house measures, plus the consistent high performance of the purification facility at Frövi, have also contributed to reducing total emissions.



A total of 16 fish species are present downstream of AssiDomän's facility at Frövi including zander, perch, eel and pike.

AssiDomän undertakes timber watering at some sawmills optimising its supply of water through climate control. Leachates are collected and purified before release to the surrounding body of water.

The water consumption of Corrugated's facilities has been substantially reduced. Now, the majority of these facilities have waste water purification systems. This water is far more easy to treat than the waste water from pulp and paper mills.

Emissions to water	2000*	1999
COD, tonne	**28,100**	42,600
AOX, tonne	**69**	79
Total N, tonne	**251**	353
Total P, tonne	**29**	43

* Exc. Dynäs and Sepap.

Land and water

The conservation of land and water resources is a vital element of AssiDomän's environmental initiatives, efforts that are focused both on preventing the unnecessary consumption of resources and to minimise potential emissions to land and water.

■ Land

The group undertook investigations into the potential incidence of land contamination at its pulp and paper facilities in the year, and into the risk that such contamination might arise through ongoing operations. AssiDomän took core and water table samples at several facilities. These investigations have not revealed anything implying cost-intensive decontamination measures.

Initiatives to examine potential residual environmental effects of previous activities at facilities are now being undertaken by the group and the authorities. These investigations revealed land contamination at the Köpmanholmen Industrial Estate in the municipality of Örnsköldsvik, where the forest products industry corporation Ncb – now AssiDomän Kraft Products AB – pursued operations at sulphate and chlorine-alkali facilities until 1982 and 1994 respectively. AssiDomän Kraft Products is responsible for potential decontamination measures in the area surrounding the now-closed chlorine-alkali facility.

Modest environmental oil leakages have occurred at a few facilities, with AssiDomän taking remedial action under the auspices of its environmental management systems including decontamination, containment dikes around chemical storage, the installation of collection and monitoring systems and staff training.

AssiDomän Corporate Risk Management examines the risk of fire and major environmental accidents at the group's facilities on a yearly basis. The results of these efforts include all transformers containing PCB oils being removed throughout the group.

■ Water

AssiDomän's pulp and paper mills are its biggest consumers of water, with 120 million m^3 consumed in the year. The reduction of water consumption is prioritised at many facilities, although in most contexts, water is not a critical resource in Sweden. At the Frövi facility, which is situated adjacent to water with low flow, AssiDomän has taken internal measures to reduce flows, and thereby the burden on its water treatment plant.

The more limited access to water in continental Europe means that water consumption is a more prioritised issue. At Ania, Italy, AssiDomän is planning to close off of parts of its water system, while the facility at Lecoursonnois, France has been using an almost entirely sealed water system with multi-stage treatment for several years. However, the circulating water did release odours into the surroundings – AssiDomän has taken steps to resolve this problem.

In the paper and pulp manufacturing process, wood fibres are released by the natural binding agent – lignin – being dissolved in water using chemicals. The majority of the dissolved substances is used as energy, combusted in soda recovery boilers. The remainder is captured in waste water, which at some facilities, is purified externally. The necessary chemicals are recycled in each facility's internal systems.

The emissions to water of organic material, COD, nitrogen (N) and phosphorous (P) from group facilities have reduced, measured per tonne of end-product. As part of its action for receiving permits for operations, Kraftliner is examining the need and environmental benefit of implementing additional purification measures. In-house measures, plus the consistent



A total of 16 fish species are present downstream of AssiDomän's facility at Frövi including zander, perch, eel and pike.

high performance of the purification facility at Frövi, have also contributed to reducing total emissions.

AssiDomän undertakes timber watering at some sawmills optimising its supply of water through climate control. Leachates are collected and purified before release to the surrounding body of water.

The water consumption of Corrugated's facilities has been substantially reduced. Now, the majority of these facilities have waste water purification systems. This water is far more easy to treat than the waste water from pulp and paper mills.

Emissions to water	2000*	1999
COD, tonne	**28,100**	42,600
AOX, tonne	**69**	79
Total N, tonne	**251**	353
Total P, tonne	**29**	43

* Exc. Dynäs and Sepap.

Forestry

The objectives of AssiDomän's forestry are high, long-term financial returns, sustainable, vigorous ecosystems and preserved bio-diversity.

Preserved bio-diversity means the preservation of all extant plant and animal species in vigorous populations in the landscapes where AssiDomän operates. Thus AssiDomän uses ecological landscape planning to determine those habitats in the forest landscape that need support to preserve bio-diversity. This work is being performed in all AssiDomän's forest holdings and is scheduled for completion in 2002.

The inventory of key biotopes on AssiDomän land is basically complete. Key biotopes are distinctive areas with particular natural values; they contain, or can be expected to contain, what are termed 'red-listed' species, i.e. species that the Swedish Threatened Species Unit considers endangered, rare or in need of special protection.

Of AssiDomän's productive forest reserves of some 2.4 million hectares, some 19% is given special attention for ecological reasons. Nature reserves and other areas not covered by landscape plans account for 6%, while areas requiring everyday consideration – sensitive biotopes, edge zones and forest groups – account for 11–12% in southern Sweden and 13–14% in northern Sweden.

■ Ecological balance sheet

AssiDomän has prepared an ecological balance sheet every year since 1993, which monitors how well the group is observing its forestry policy and instructions through its choices of forest management and nature conservation measures, and its practical conduct.

The review has three sections: regeneration felling, thinning and pre-commercial thinning, where grades are awarded for site adaptation (choice of production-promoting measures), nature conservation and water conservation.

The regeneration felling review performed better in 2000 than in 1999 in terms of site adaptation, nature conservation and water conservation. The gains were particularly apparent in the application of site-adapted forestry. Training coincident with the introduction of the new handbook on regeneration planning in 1999 explain the advances.

The thinning review achieved unchanged grades on site adaptation, an improved performance in nature conservation, but the grade for water conservation was slightly lower – mainly because deciduous trees were not favoured sufficiently in edge zones around watercourses. Meanwhile, the results indicate that the thinning effected during the year had a far lower share of deciduous trees before thinning compared to previous years, explaining difficulties in achieving the desired increase in the proportion of deciduous trees in recently thinned reserves.

The pre-commercial thinning review's results were largely unchanged compared to the previous year. General comments in the year's balance sheet include pre-commercial thinning still occurring in areas where this is not necessary, while on occasion, pre-commercial thinning has been undertaken in conservation areas, which from the present until their first thinning, require no measures.

The balance sheet also reveals that the majority of measures undertaken conformed to previously established plans. Those deviations from such plans are most often due to production or environmental enhancements.


Of AssiDomän's productive forest reserves of some 2.4 million hectares, some 19% is given special attention for ecological reasons.

ECOLOGICAL BALANCE SHEET, PERFORMANCE*


Regeneration felling
Thinning
Pre-commercial thinning
5
4
3
2
1
0
94 95 96 97 98 99 00
96 97 98 99 00
98 99 00
Site adaptation
Nature conservation
Water conservation

Regeneration felling, thinning and pre-commercial thinning is evaluated against three standards – site adaptation, nature conservation and water conservation – on an ascending five-point scale, with three points being satisfactory.

* The balance sheets 1994 to 1999 inclusive relate to AssiDomän and Sveaskog. The year-2000 balance sheet is for AssiDomän forestry.

Environmental Policy

Our environment

AssiDomän's operations have an impact on the environment, as do all industrial activities. We have a responsibility, however, to reduce this impact on the environment as far as this is ecologically and economically reasonable.

AssiDomän's commitment to long-term sustainable development means that as far as possible we shall use renewable resources to make products that are of maximum use with minimum consumption of resources.

Protecting forests, water and air is crucial to the survival and development of our business. Our responsibility to the natural environment is the same that we owe to our customers, employees, shareholders and society in general.

Main guidelines

Continuous improvement

Our environmental efforts will be preventative. We will seek continual improvement throughout the full life cycle of our products.

Sustainable forestry and protection of biological diversity

We will use forestry methods that exploit the forest's own ability to renew and sustain itself while preserving biological diversity.

Conservation of resources

We will economise on raw materials, conserve energy and minimise use of non-renewable raw materials and fuels.

Benign processes

Our manufacturing processes and emissions should not harm the environment. As far as possible we will use technology which will increase closure of process circuits and treatment of emissions.

Waste minimisation, recycling and sustainability

We will reduce waste and, as far as possible, recyclewaste paper and our own production waste to produce new products or energy. We will also investigate methods to return nutrients in biofuel ash to the forest – all of these measures being ways to promote the sustainable ecological cycle.

Supplier conformity

We will encourage our suppliers to meet the same standards of environmental awareness and openness that we apply to ourselves.

Environmental measures

Environmental management systems

Each unit will have its own environmental policy that reflects the corporate policy and its own systems for implementing environmental controls and audits. Our employees will receive training and information to enable them to take responsibility for the environment in their daily tasks. This will go hand in hand with consideration for the working environment.

Environmental planning and annual environmental statement

Each year each unit will establish improvement targets and a programme of action. They will report progress in an annual environmental statement.

Openness

Our manner of dealing with environmental issues will inspire confidence among our customers, employees and the general public. We will seek broad scientific co-operation and open dialogue with authorities, environmental organisations and our customers. We will review our goals and methods regularly in the light of new information.

This policy is part of the group's goals and guidelines.

Environmental key facts

Use of resources and emissions

	Forestry 2000	Forestry 1999
Deliveries [1]		
Wood raw material to AssiDomän, 000 sm³ub	**8,290**	7,280
Wood raw material, external, 000 sm³ub	**3,230**	2,950
Total wood raw material delivered, 000 sm³ub	**11,520**	10,230
Wood raw material procurement [1]		
Felling own forest, 000 sm³ub	**5,020**	5,100
Purchased wood raw material, 000 sm³ub	**6,500**	5,130
Total wood raw material, 000 sm³ub	**11,520**	10,230
Raw material use		
Oils, m³	**254**	310
Fertiliser, tonne nitrogen	**737**	501
Energy use		
Total fossil fuels, TJ	**390**	402
Emissions to air [2]		
SO_2, tonne	**1**	1
NO_x, tonne	**481**	556
Particulates, tonne	**38**	36
Fossil CO_2, tonne	**27,000**	30,000
Waste		
Recovered spent oil, %	**36**	26
By-products [3]		
Forest fuels, 000 m³s	**305**	472
Land		
Total land area, 000 ha	**3,130**	3,130
Productive forest land, 000 ha	**2,380**	2,380
Cultivated forest land, 000 ha	**2,340**	2,240
Finally felled land, ha	**20,000**	20,700

1) The figures for wood raw material include round timber and pulp chips, excluding internal deliveries of chips from sawmills to pulp and paper mills.
2) Estimate. 3) For deliveries outside units.

Use of resources and emissions

	Timber 2000	Timber 1999
Products		
Sawn timber, 000 m³	**1,270**	1,230
of which further processed within the group, 000 m³	**72**	83
Raw material use		
Wood raw material, 000 sm³ub	**2,500**	2,500
Oils, m³	**239**	268
Externally supplied energy		
Fossil fuels, TJ	**115**	124
Purchased thermal energy, TJ [1]	**788**	402
Purchased electricity, GWh	**104**	115
Emissions to air [2]		
SO_2, tonne	**25**	28
NO_x, tonne	**67**	184
Particulates, tonne	**6**	59
Fossil CO_2, tonne	**8,750**	9,380
Biogenic CO_2, tonne	**157,000**	137,500
Waste		
Hazardous waste, tonne	**70**	56
Land-filled waste, tonne	**5,100**	16,500
By-products for external delivery		
Sawdust, bark and chips 000 m³s	**1,300**	1,660
Pulp chips, 000 m³s [3]	**2,100**	2,240

1) Based on bio-fuels.
2) Only sourced from internal energy generation including transports and work on trucks at facilities, partial calculated values.
3) Raw materials for the pulp industry.

Use of resources and emissions

	Kraftliner		Sturovo		Ania		Lecoursonnois		Frövi	
	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999
Production										
Pulp, total, tonne	464,000	395,900	90,000	75,500	0	0	0	0	228,300	210,100
of which bleached, tonne	79,700	68,500	0	0	0	0	0	0	94,200	80,700
Market pulp, tonne	0	0	0	0	0	0	0	0	0	5,970
Paper, tonne	621,000	551,000	203,700	196,000	141,000	138,600	59,900	68,600	305,200	285,400
Raw material use										
Wood raw material, sm³ub	1,778,000	1,539,000	251,100	229,000	0	0	0	0	917,000	819,000
Purchased pulp, tonne	47,700	47,800	0	0	0	0	0	0	73,000	66,600
Recycled fibre, tonne	108,300	104,000	116,100	130,000	148,400	147,000	64,300	68,000	0	0
Chemicals, tonne	46,600	45,000	10,300	6,840*	9,110	7,790	3,460	4,890	57,100	66,000
Raw water, Mm³	27	23	15	16	2	2	0.07	0.1	18	18
Externally supplied energy										
Fossil fuels, TJ	1,070	1,700	3,180	3,480	1,200	1,230	8	3	692	983
Purchased bio-fuels, TJ	639	408	0	0	0	0	0	0	1,120	1,020
Purchased thermal energy, TJ	0	0	0	0	0	0	398	445	0	0
Purchased electricity GWh	385	345	86	61	17	14	25	30	198	191
Energy use										
Bio-fuel based share of total thermal energy use, %	86	80	11	15	0	0	0	2	89	85
Own-produced electricity share of total electricity use, %	34	37	55	69	72	78	0	0	48	48
Emissions to air 1)										
SO_2 (total sulphur emissions, counted as SO_2), tonne	74	126	1,010	1,320	28	56	1	1	163	183
NO_X (counted as NO_2), tonne	570	743	516	576	243	841	1	1	393	434
Particulates, tonne	380	344	100	106	2	19	0	<0.1	167	117
Fossil CO_2, tonne	82,700	131,000	276,200	300,000	68,400	71,800	492	198	53,700	74,900
Biogenic CO_2, tonne	726,100	797,000*	50,400	72,800*	0	0	0	403	726,100	666,100*
Emissions to water										
COD, tonne	6,670	6,490	4,590	3,770	277	242	108 4)	39	1,800	1,900
AOX, tonne	0.6	0.6	ND	ND	0.29	0.5			0.7	0.4
Suspended solids (SS70), tonne	135	153	2,750	2,210	ND	ND	ND	12	28	26
Suspended solids (GF/A), tonne									348	349
Total N, tonne	30	31	ND	ND	1	3	0.5 4)	0.6	34	32
Total P, tonne	2.8	3.2	ND	ND	3	2	ND	ND	2.2	1.9
Waste										
Hazardous waste, tonne	18	64	45	49	9	12	ND	2	33	40
Land-filled waste, tonne	15,100	15,900	29,000	20,000	11,000	11,000	5,300	5,500	14,375	25,400
By-products 2)										
Tall oil, tonne	20,200	14,600	0	0	0	0	0	0	8,130	8,100
Turpentine, tonne	872	821	0	0	0	0	0	0	0	0
Recycled fibre waste, tonne	0	1,000	2,648	351	0	0	0	0	0	0
Heat, TJ 3)	589	601	185	307	0	0	0	0	260	251
Electricity, MWh 3)	0	0	9,547	10,300	0	0	0	0	0	0

ND No data available.
* Amended since 1999.
1) Including transports and work on trucks at facilities.
2) For delivery outside units.
3) Associated emissions have not been deducted from the facility's emission values.
4) Emissions to municipal treatment plant.

Karlsborg and Skärblacka have been consolidated into associated company Billerud AB since year-end 2000 (see page 30)

Use of resources and emissions




	Karlsborg		Skärblacka	
	2000	1999	**2000**	1999
Production				
Pulp, total, tonne	**264,800**	257,300	**366,700**[4]	338,600[4]
of which bleached, tonne	**264,800**	257,343	**156,300**	143,300
Market pulp, tonne	**161,800**	165,600	**68,900**	65,000
Paper, tonne	**121,400**	111,800	**309,600**	285,300
Raw material use				
Wood raw material, sm³ub	**1,313,000**	1,279,000	**1,361,000**	1,242,000
Purchased pulp, tonne	**0**	0	**0**	0
Recycled fibre, tonne	**0**	0	**40,500**	32,600
Chemicals, tonne	**55,800**	52,900	**51,500**	49,500
Raw water, Mm³	**24**	24	**28**	27
Externally supplied energy				
Fossil fuels, TJ	**785**	764	**1,440**	1,730
Purchased bio-fuels, TJ	**72**	168	**77**	155
Purchased thermal energy, TJ	**0**	0	**0**	0
Purchased electricity, GWh	**270**	268	**386**	371
Energy consumption				
Bio-fuel based share of total thermal energy use, %	**88**	88	**82**	78
Own-produced electricity share of total electricity use, %	**21**	21	**19**	20
Emissions to air [1]				
SO_2 (total sulphur emissions, counted as SO_2), tonne	**308**	377	**354**	356
NO_x (counted as NO_2), tonne	**471**	449	**571**	654
Particulates, tonne	**327**	613	**548**	508
Fossil CO_2, tonne	**61,600**	58,800	**108,400**	130,700
Biogenic CO_2, tonne	**688,300**	657,500*	**834,400**	733,600*
Emissions to water				
COD, tonne	**9,620**	8,930	**5,040**	6,150
AOX, tonne	**45**	41	**22**	26
Suspended solids (SS70), tonne	**21**	21	**19**	85
Suspended solids (GF/A), tonne	**1,540**	1,500	**798**	1,150
Total N, tonne	**142**	132	**43**	57
Total P, tonne	**15**	14	**6**	15
Waste				
Hazardous waste, tonne	**66**	66	**48**	100
Land-filled waste, tonne	**26,100**	26,400	**21,900**	25,800
By-products [2]				
Tall oil, tonne	**14,800**	13,900	**11,900**	9,700
Turpentine, tonne	**967**	970	**330**	451
Recycled fibre waste, tonne	**0**	0	**0**	0
Heat, TJ [3]	**0**	0	**0**	0
Electricity, MWh [3]	**0**	0	**0**	0

* Amended since 1999.
1) Including transports and work on trucks at facilities.
2) For delivery outside units.
3) Associated emissions have not been deducted from the facility's emission values.
4) Production of sulphate and NSSC pulp.

Use of resources and emissions



	Corrugated	
	2000	1999
Production		
Corrugated board, Mm²	**2,215**	2,075
Other products, tonne	**3,000**	2,600
Raw material use		
Paper raw material, tonne	**1,268,000**	1,215,000
Plastic, tonne	**3,500**	2,800
Other input materials, tonne	**40,300**	35,400
Externally supplied energy		
Fossil fuels, TJ	**1,340**	1,300
Purchased thermal energy, TJ	**22**	0
Purchased electricity, GWh	**144**	140
Emissions to air [1]		
SO_2 (total sulphur emissions, counted as SO_2), tonne	**159**	137
NO_x (counted as NO_2), tonne	**174**	160
Fossil CO_2, tonne	**84,000**	81,600
Waste		
Hazardous waste, tonne	**280**	231
Land-filled waste, tonne	**6,545**	4,600
By-products		
By-products to recycling, tonne	**191,000**	195,000

1) Estimated values

Emission factors for bio-fuels: 125g CO_2/MJ

Units and abbreviations

ha hectare (10,000 m², 100 x 100 m)
sm³ub cubic metres solid measure under bark: actual volume (no empty space between logs) of whole stem or part of stem, excluding bark and tree top.
m³fo forest cubic metre: total volume over bark, from stump to tip
m³s cubic metre bulk volume: outer volume of material (used when measuring chips, sawdust, bark, forest fuels and similar products)
MSEK million Swedish kronor
kg kilogram
kt kilotonne (1,000 metric tons)
MJ megajoule (1 million joules = 0.278 kWh)
GJ gigajoule (1 billion joules)
TJ terajoule (1,000 billion joules). 1 TJ is the energy content of 26 m³ of heating oil, 28 m³ of diesel oil, 32 m³ of petrol or approximately 60 tonnes of wood fuels (11–12% moisture content)
kWh kilowatt-hour (1,000 watt-hours)
MWh megawatt-hour (1 million watt-hours)
GWh gigawatt-hour (1 billion watt-hours)

Accounts

The Board and President of AssiDomän AB, corporate identity number 556016-9020, hereby present the Annual Report and Consolidated Financial Statements for the financial year 2000.



Contents

* Parts of page 9 and pages 10–15 form part of the Directors' Report

Directors' Report

■ Group restructuring

Evaluation of future orientation
AssiDomän concluded its internal evaluation of the corporation's future orientation and business portfolio in 2000. The objective was to identify competitive structures and to create shareholder value. All elements of AssiDomän were evaluated with the intention of ascertaining the optimal alternative, encompassing both continued development and expansion, as well as mergers or divestments. A number of associated restructuring measures were taken in the year.

Moreover, AssiDomän's Board resolved on preparations for dividing the group into separate forestry and industrial elements, and submitting the formal proposal by no later than the Annual General Meeting in 2001.

Sacks, sack paper and Barrier Coating
The divestment of AssiDomän's sack operations, the Dynäs and Sepap paper mills and Barrier Coating business unit to Frantschach AG was completed in August. The aggregate sales price, before deductions for interest-bearing liabilities, amounted to approximately MSEK 4,500, with an additional supplementary payment of a maximum MEUR 10 in 2001. Overall, this sale generated a capital gain of MSEK 180 and an MSEK 485 positive tax effect, or a total net effect on profits of MSEK 665.

Because this transaction was effected with transfer of divested units as of 1 January 2000, the capital gains received of MSEK 180 were reduced by the these units' net loss for the January–July period of MSEK –203. The difference of MSEK –23 has been posted to operating profit.

Billerud
AssiDomän's Karlsborg and Skärblacka pulp and paper mills, plus Stora Enso's Gruvön pulp and paper mill, were integrated into a 50:50 jointly owned corporation, Billerud AB, effective as of 1 January 2001. All units are well invested and a good mutual fit in industrial terms. The estimated annual synergies of this transaction are MSEK 200. Billerud will manufacture white packaging paper, white and brown sack paper, semi-chemical fluting, white-top liner and market pulp. The new corporation will secure a leading market position within white packaging paper. Billerud's total production capacity will be some 1,280,000 tonnes paper and pulp, with estimated annual turnover of MSEK 6,000-plus. This transaction implies AssiDomän freeing up some MSEK 1,500 by reducing its interest-bearing net debt.

The intention is to list Billerud on OM Stockholm Exchange as soon as possible, but by no later than 2002. AssiDomän's board intends to spin off its shareholding in Billerud AB to its shareholders coincident with this listing, by utilising the Swedish legal precedent known Lex ASEA. Ultimately, Stora Enso intends to divest its entire holdings, 20% of the company coincident with the listing (i.e. 40% of Stora Enso's holdings). Stora Enso's intention is to attempt to place this 20% with financial institutions, or sell them to AssiDomän coincident with the listing. If Stora Enso does sell its holdings to AssiDomän, these shares will also be spun off to AssiDomän's shareholders coincident with the listing.

Corrugated & Containerboard
AssiDomän is pursuing discussions with external parties regarding continued restructuring of its industrial operations. These discussions concern a divestment or merger of the group's packaging operations (the Corrugated & Containerboard business area). The intention is to further consolidate the business area's positioning and competitiveness. AssiDomän's packaging operations are Europe's third-largest corrugated and containerboard manufacturer, and currently comprise the majority of AssiDomän's industrial activities.

The current discussions regarding the packaging operations may influence the eventual implementation of the group's aforementioned division into forestry and industrial parts. If the discussions conclude in a divestment of Corrugated & Containerboard, this would mean AssiDomän taking one step on its way to becoming a pure forest land-owning corporation.

Write-up of forest assets
Modification of AssiDomän's future capital structure will be a necessary consequence of the group's current restructuring; the capital structure will be dependent on the group's future focus and orientation. In order to maximise room to manoeuvre upon the implementation of various restructuring alternatives, the book value of AssiDomän's forest assets have been written up to a value of MSEK 17,500 in this year's financial statement, from the previous MSEK 4,160. Such write-ups are only possible coincident with annual financial statements. The calculated taxable value for 2001, intended to represent 75% of the market value, is MSEK 17,500.

Cartonboard
A divestment of the Cartonboard business unit was begun at the end of 1999, although the process was subsequently aborted when AssiDomän was unable to create a better structure for the Cartonboard operations for an acceptable price. Cartonboard has solid potential of achieving healthy profits, and accordingly, restructuring should not be impelled if this implies substantial value destruction.

Other
In July 2000, AssiDomän reached an agreement to divest its Slovakian subsidiary JCP Izolacie a.s. to Icopal a/s, with Icopal taking over operations as of 1 January 2000. The divested corporation has annual turnover of about MSEK 240, and manufactures mineral-surfaced bitumen felt and insulation materials.

Corrugated & Containerboard divested AssiDomän Por-Pac AB to Fagerdala Industri AB as of 31 December 2000. This unit's annual turnover is approximately MSEK 200; the purchase price was MSEK 135.

■ Consolidated accounts

Markets, sales and profit

Global economic progress was positive in the first half-year, with favourable market conditions, firm demand and sustained limited production capacity growth. The price and volume performance of several of the group's products was distinctly positive, and this applied particularly to market pulp and paper raw material. The demand for converted products progressed favourably, although any price increases in these segments were more restrained. This lagging elicited margin pressure in conversion.

Healthy economic growth sustained in the second half-year with some signs of a slowdown, particularly in the US. Slightly lower delivery rates were apparent in Europe for some of AssiDomän's products. Prices on the majority of paper products rose only marginally on those levels achieved in the first half-year.

A slowdown in global economic growth rates became apparent late in the year – US demand for corrugated board and containerboard, previously hindered by a strong USD, slowed as a consequence of a weakening business cycle and retail sales. In Europe, however, demand remained firm on most markets, with pricing on most of AssiDomän's paper products plateauing at a high level. Some downward price pressure was apparent in southern Europe. The pulp market weakened as a consequence of increased inventories and lower spot prices.

The European business cycle remains positive, implying expectations of sustained relative stability for the majority of the group's products, despite the fact that demand growth in 2001 will be slower than in 2000.

Net turnover was MSEK 24,643 in 2000, an increase of MSEK 146, or 1%, on 1999. The increase was MSEK 1,773, or 9%, for remaining units (after operational divestments to Frantschach AG). All remaining business areas apart from Timber contributed to these gains.

Profit after financial items of MSEK 3,090 represents an MSEK 2,251 improvement on 1999 (excluding an MSEK 1,540 one-time write-down on profits in 1999). These gains were due to both increased volumes and prices, as well as reduced costs and SPP surplus consolidation funds received of MSEK 332. AssiDomän assesses that current profitability-enhancing measures contributed MSEK 800 of these profit gains for remaining units. All business areas apart from Forestry & Wood Supply improved operating profits; the profit downturn for the Forestry operations is mainly due to the exclusion of Sveaskog from year-2000 profits.

Including hedging and translation differences, Swedish krona exchange rates exerted an MSEK –31 operating profit impact. Net financial items were MSEK –383; up MSEK 117 on the previous year, mainly due to a distinct reduction in debt through operational divestments.

Estimated tax costs were MSEK 266 net (–161 in 1999). This cost corresponds to a tax rate of approximately 9%. The figures include a positive MSEK 485 tax effect from operational divestments.

■ Business areas

Corrugated & Containerboard

The demand for corrugated board packaging was consistently positive due to favourable economic progress in many countries. Western European market volumes increased through the year, by an average of some 3.5%, with higher growth in the first half-year. Although price increases were possible, intense competition meant that it was not possible to pass on raw materials price increases fully to corrugated board customers.

AssiDomän prioritised price increases, with the consequence of volume gains being slightly below the market average.

Healthy market progress for corrugated board meant positive market conditions also applying to containerboard – significant price increases were effected compared to 1999 levels.

Operating profit was MSEK 1,061, up MSEK 612 or 136%, on 1999. The primary contributor here was increased delivered volumes and higher corrugated board prices.

Investments and depreciation

	Investments					Of which corporate acquisitions					Depreciation				
MSEK	**2000**	1999	1998	1997	1996	**2000**	1999	1998	1997	1996	**2000**	1999	1998	1997	1996
Corrugated & Containerboard	**748**	726	2,588	2,871	707	**46**	63	1,648	1,482	–	**781**	884	848	648	465
Kraft Products	**395**	104	202	1,197	663	**–**	–	1	–	13	**182**	231	211	107	95
Cartonboard	**53**	135	134	1,268	663	**–**	6	2	–		**224**	171	115	104	93
Timber	**70**	61	79	139	251	**–**	–	–	–	–	**109**	139	131	138	115
Forestry & Wood Supply	**42**	21	77	107	95	**–**	–	–	–	–	**48**	65	72	83	61
Other and eliminations	**101**	19	119	244	807	**–**	–16	15	115	262	**54**	39	69	52	47
Total remaining units	**1,409**	1,066	3,199	5,826	3,186	**46**	53	1,666	1,597	275	**1,398**	1,529	1,446	1,132	876
Companies divested to Frantschach	**127**	507	655	1,643	726	**–**	–	15	1,512	401	**221**	434	404	389	268
Total group	**1,536**	1,573	3,854	7,469	3,912	**46**	53	1,681	3,109	676	**1,619**	1,963	1,850	1,521	1,144

Kraft products

Demand for kraft paper was brisk throughout the year; sack paper also experienced a robust market, despite reduced order bookings becoming apparent late in the year. Both delivered volumes and average price levels increased on 1999. The brisk market performance of pulp retarded in the latter half-year, while average pricing increased significantly. Operating profit was MSEK 790, up MSEK 712 on 1999, with pulp providing MSEK 427 of this amount. The primary contributor to these gains was price increases on paper and pulp, plus expanding paper volumes.

Cartonboard

An early period of general surplus capacity and price pressure featured in the year's market progress. For Cartonboard, these market conditions meant production capacity being used for less profitable volume products such as liner. But market conditions gradually improved from the second quarter onwards, with the resulting price increases. Cartonboard's increased delivered volumes and internal restructuring resulted in higher productivity.

Operating profit was MSEK 100, up by MSEK 89 on 1999, this improvement largely due to expanded volumes and more efficient production plus lower fixed costs, and was offset by lower average price levels and higher costs for procured pulp.

Timber

Demand for much of the year was firm, with acute competition as a consequence of greater deliveries from sources including Russia and the Baltic states. AssiDomän was able to maintain stable pricing on redwood, while whitewood pricing was more volatile. Operating profit was MSEK 41, up by MSEK 94 on 1999, due largely to lower raw material costs, increased production efficiency and a higher share of redwood.

Forestry & Wood Supply

Demand was generally firm through the year, albeit subject to intermittent regional variations. Some excess supply of softwood pulpwood and redwood timber was apparent in southern Sweden for most of the year. The market for whitewood, though, was balanced until the final quarter. Pricing of pulpwood increased, while timber prices declined. The northern Swedish timber market was balanced, with increased pulpwood prices and stable timber prices. Operations experienced an adverse effect from harvesting trees felled by storms early in the year, plus warm and wet weather late in the year.

Operating profits were MSEK 890, down MSEK 158 on 1999 including Sveaskog (MSEK –58 excluding Sveaskog). Apart from the elimination of Sveaskog, lower timber prices contributed to the profit downturn.

■ Sensitivity analysis

A sensitivity analysis is presented on pages 12–15.

■ Investments

Investments were MSEK 1,536, against MSEK 1,573 in 1999, and amount to 95% (80%) of depreciation. The majority of investments comprise re-investments, and ongoing new investments in the corrugated board operations. The major expenditure was focused on a new woodroom at Skärblacka and increased bleaching capacity at the Piteå liner mill.

■ Profitability

AssiDomän's operating margin was 14% (5% excluding write-downs) in 2000; the rate of capital turnover was 0.95 (1.00). Both higher revenues and reduced capital tied-up (excluding write-ups) contributed to reducing the capital turnover rate before write-ups.

Return on capital employed was 18% excluding the write-up (6% excluding write-down); return on equity was 20% excluding write-up (3% excluding write-down).

Net turnover, operating profit and operating margin

	Net turnover			Operating profit			Operating margin, %	
MSEK	**2000**	1999	% change	**2000**	1999	% change	**2000**	1999
Corrugated & Containerboard	**12,474**	11,405	9	**1,061**	449	136	**9**	4
Kraft Products *	**3,459**	2,640	31	**790**	78	913	**23**	3
Cartonboard	**1,950**	1,767	10	**100**	11	809	**5**	1
Timber	**2,369**	2,556	–7	**41**	–53		**2**	neg
Forestry & Wood Supply	**4,709**	4,526	4	**890**	1,048	–15	**19**	23
Property sales	**–**	–		**261**	98	166		
Other and eliminations	**186**	225		**–390**	–331			
Intra-group deliveries	**–3,627**	–3,372		**–**	–			
Total remaining units	**21,520**	19,747	9	**2,753**	1,300	112	**13**	7
Surplus consolidation funds (SPP)	**–**	–		**332**	–			
Companies divested to Frantschach	**3,123**	4,750	–34	**388**	39		**12**	1
	24,643	24,497	1	**3,473**	1,339	159	**14**	5
Write-downs	**–**	–		**–**	–1,540			
Total group	**24,643**	24,497	1	**3,473**	–201		**14**	neg
* of which market pulp - remaining operations	**1,339**	952	41	**467**	40		**35**	4

■ Cash flow and financial position

Cash flow from ongoing operations was MSEK 3,219; interest-bearing net debt at year-end was MSEK 2,177, against MSEK 8,420 one year previously, the change mainly attributable to operational divestments. Payment for an MSEK 4,411 share redemption programme resolved in 2000 is scheduled for March/April 2001.

The consolidated visible equity ratio was 62% at year-end, against 44% on 1 January. The debt-equity ratio was 0.09 (0.64) – the write-up of AssiDomän's forest assets to MSEK 17,500 as of 31 December 2000 (from MSEK 4,160) improved the financial position significantly. After deductions for deferred tax (28%) this write-up added MSEK 9,604 to shareholders' equity.

■ Share redemption

An Extraordinary General Meeting on 9 October 2000 resolved to redeem every fifth share for a cash payment of SEK 190; shareholders corresponding to some 98% of the capital accepted this offering, implying the redemption of 23,215,855 shares and the transfer of MSEK 4,411 to AssiDomän's shareholders. This pay-out is scheduled for March/April 2001. After this transaction, the number of shares will be 95,157,179.

■ Share dividends

The proposed cash dividend for 2000 is SEK 6.50 (6.00) per share.

■ Share buy-backs

The Annual General Meeting 2000 conferred the Board with authorisation to implement share buy-backs, although this authorisation has not been utilised.

■ Environment

As of 31 December 2000, the group pursued 11 (14) operations requiring permits according to the Swedish Environmental Code and 8 (10) operations requiring registration. Operations at these facilities correspond to 42% of the group's net turnover.

AssiDomän's environmental impact is mainly the result of emissions to air and water, and the incidence of waste and noise.

All facilities have valid permits for their operations; many facilities (sawmills, pulp and paper mills) receive new permits regarding production and emission levels on an ongoing basis, effected through established routines for communication with the authorities.

AssiDomän has made substantial investments in recent years in terms of processing and treatment equipment, and accordingly, the environmental standards of AssiDomän's operations can be considered high.

Operations in AssiDomän's forest reserves and Swedish facilities including conversion facilities had FSC, ISO 14001 and, in some cases, EMAS certification at year-end 2000; these operations corresponded to 57% of the group's net turnover. The corresponding figure group-wide is 67%. The implementation of environmental management systems has created structured, goal-oriented environmental initiatives, with a resulting positive profitability influence.

AssiDomän is currently investigating potential residual environmental impact from current or previous operations at the group's facilities; the group undertook investigations at all its pulp and paper facilities in the year, although none revealed any necessity for cost-intensive decontamination.

The forest products corporation Ncb, subsequently AssiDomän Kraft Products AB, pursued operations at the Forss chlorine-alkali

Returns

MSEK	Profit 2000	Profit 1999	% change	Return on net operating assets*, % 2000	Return on net operating assets*, % 1999
Corrugated & Containerboard	**1,061**	449	136	**12**	5
Kraft Products	**790**	78	913	**33**	3
Cartonboard	**100**	11	809	**4**	0
Timber	**41**	–53		**7**	neg
Forestry & Wood Supply	**890**	1,048	–15	**5**	6
Property sales	**261**	98	166		
Other and eliminations	**–390**	–331			
Total remaining units	**2,753**	1,300	112		
Surplus consolidation funds (SPP)	**332**	–			
Companies divested to Frantschach	**388**	39	895		
	3,473	1,339	159	**16**	5
Write-downs	**–**	–1,540			
Operating profit	**3,473**	–201			
				Return on capital employed *, %	
Financial income	109	70	56		
Operating profit plus financial income	**3,582**	–131		**18**	6
Financial expenses, etc.	**–492**	–570			
Profit after financial items	**3,090**	–701			
Tax	**–266**	–161			
				Return on equity *, %	
Minority interests	**–6**	–1			
Net profit	**2,818**	–863		**20**	3

* Excluding write-ups 2000 and write-downs 1999.

facility at Köpmanholmen, Örnsköldsvik, Sweden, until 1994; land contamination has arisen in this area, which may necessitate decontamination. AssiDomän Kraft Products AB has assumed liability for such measures, provisioning MSEK 30 for decontamination at the aforementioned facility and to restore the Delångersmarken waste land-fill in the municipality of Kramfors, Sweden.

The group has a considerable number of production facilities outside Sweden, with the three pulp and paper facilities in Slovakia, Italy and France associated with the most significant environmental impact (see above). Operations at these facilities generate some 6% of the group's net turnover.

All facilities have operational permits, and apart from AssiDomän Lecoursonnois, France, have all received permits, or satisfied the related conditions.

Lecoursonnois is served by an almost entirely closed process in terms of water usage, which entails multi-stage treatment of process water. However, because the biological treatment plant did not function satisfactorily during the year, it did not satisfy the permits for these operations. Production was interrupted in early November for maintenance of the facility and to work on installing new treatment equipment.

For the second consecutive year, AssiDomän became a constituent of the Dow Jones Sustainability Group Indexes, with all constituents of this Index demonstrating the successful integration of financial, social and environmental objectives in their operations.

AssiDomän's environmental work is described in detail on pages 38–53, although these pages have not been reviewed by the company's auditors.

■ R&D

AssiDomän decentralised the group's research and development (R&D) to the relevant business areas in the year, with the intention of increasing efficiency by linking R&D more closely to day-to-day business.

In 2000, ongoing R&D costs amounted to some MSEK 230 (250), or about 1% of net turnover.

AssiDomän's R&D activities are described on pages 32–33.

■ Human resources

Operational divestments and rationalisation reduced AssiDomän's employee headcount; the average number of employees was 14,506, against 17,060 in the previous year. Of this total, 63% (64%), or 9,076 (10,977) were located outside Sweden. The average number of employees for remaining units was 12,248.

AssiDomän's skills enhancement activities are described in more detail on pages 34–35.

■ Financing and financial risk management

AssiDomän's financing and financial risk management is described on pages 12–15.

Consolidated Income Statement

		MSEK		MEUR*	
		2000	1999	2000	1999
Operating income					
Net turnover		**24,643**	24,497	**2,781.1**	2,866.8
Other operating income	note 1	**566**	209	**63.9**	24.5
		25,209	24,706	**2,845.0**	2,891.3
Operating costs					
Raw materials and consumables		**–8,566**	–7,803	**–966.7**	–913.2
Change in inventories		**154**	–60	**17.4**	–7.0
Other external costs	note 2, 3	**–7,244**	–8,307	**–817.6**	–972.4
Staff costs **	note 4	**–4,457**	–5,232	**–503.0**	–612.3
Depreciation	note 5	**–1,619**	–1,963	**–182.7**	–229.7
Profit share in associated companies	note 6	**–4**	–2	**–0.5**	–0.2
		–21,736	–23,367	**–2,453.1**	–2,734.8
Operating profit before write-downs		**3,473**	1,339	**391.9**	156.5
Write-downs	note 5	**–**	–1,540	**–**	–180.0
Operating profit		**3,473**	–201	**391.9**	–23.5
Profit from financial items	note 7				
Profit from participations in subsidiaries		**51**	–15	**5.8**	–1.8
Profit from participations in associated companies		**–**	32	**–**	3.7
Profit from other securities and receivables classified as fixed assets		**10**	–4	**1.1**	–0.5
Other financial income		**109**	70	**12.3**	8.2
Other financial expenses		**–551**	–588	**–62.2**	–68.8
Exchange rate differences		**–2**	5	**–0.2**	0.7
		–383	–500	**–43.2**	–58.5
Profit after financial items		**3,090**	–701	**348.7**	–82.0
Tax	note 8	**–266**	–161	**–30.0**	–18.9
Minority interests		**–6**	–1	**–0.7**	–0.1
Net profit		**2,818**	–863	**318.0**	–101.0

* 2000: EUR 1 = SEK 8.861000 1999: EUR 1 = SEK 8.545000

** of which surplus consolidation funds (SPP)	**332**	–	**37.5**	–

Comments on the Income Statement

Other operating income consists of capital gains of MSEK 526 (199) from the divestment of properties, machinery and equipment and other operating assets, of which capital gains from property sales amounted to MSEK 261 (98). This figure also includes capitalised work on AssiDomän's own account posted as an asset of MSEK 6 (5) and other MSEK 34 (5).

AssiDomän's share of pension fund manager SPP's surplus consolidation funds totalled MSEK 332 in 2000. Capital gains from the disposal of Porpac AB of MSEK 76 and profit from operations divested to Frantschach at MSEK 388 (the Dynäs and Sepap paper mills, the sack operations and the Barrier Coating business unit) have also been included. The cost of write-downs of fixed assets was posted to 1999 operating profit at MSEK –1,540 as well as restructuring costs of MSEK –137 and other non-recurring items of MSEK 60.

The gross margin was 21% (13); the operating margin was 14% (5% excluding write-downs of fixed assets).

Financial expenses of MSEK –551 (–588) include interest paid on pension liabilities of MSEK –58 (–84). Interest cover amounted to 6.6 (–0.2). Net financial items also include capital gains on the sale of shares of MSEK 51 (17) and capital gains on sales of other securities and write-downs of financial receivables, etc. of MSEK 10 (–4).

Quarterly breakdown of net turnover by business unit, business area and for the group

MSEK	2000 Full year	Q4	Q3	Q2	Q1	1999 Full year	Q4	Q3	Q2	Q1
Corrugated & Containerboard										
Corrugated	**9,594**	2,602	2,354	2,372	2,266	**8,888**	2,236	2,050	2,367	2,235
Containerboard	**4,313**	1,058	994	1,209	1,052	**3,621**	922	921	948	830
Intra-group deliveries	**–1,433**	–341	–366	–391	–335	**–1,104**	–290	–259	–296	–259
	12,474	3,319	2,982	3,190	2,983	**11,405**	2,868	2,712	3,019	2,806
Kraft Products *	**3,459**	996	852	828	783	**2,640**	725	597	734	584
Cartonboard	**1,950**	494	444	539	473	**1,767**	435	475	424	433
Timber	**2,369**	612	501	585	671	**2,556**	730	558	670	598
Forestry & Wood Supply	**4,709**	1,257	964	1,212	1,276	**4,526**	1,206	888	1,227	1,205
Other	**186**	94	3	84	5	**225**	106	21	84	14
Intra-group deliveries	**–3,627**	–956	–790	–939	–942	**–3,372**	–796	–763	–974	–839
Total remaining units	**21,520**	5,816	4,956	5,499	5,249	**19,747**	5,274	4,488	5,184	4,801
Companies divested to Frantschach	**3,123**	–	502	1,310	1,311	**4,750**	1,138	1,275	1,191	1,146
Total group	**24,643**	5,816	5,458	6,809	6,560	**24,497**	6,412	5,763	6,375	5,947
* of which market pulp, remaining operations	**1,339**	402	321	331	285	**952**	273	241	246	192

Quarterly breakdown of earnings by business area and for the group

MSEK	2000 Full year	Q4	Q3	Q2	Q1	1999 Full year	Q4	Q3	Q2	Q1
Corrugated & Containerboard	**1,061**	337	214	309	201	**449**	36	131	183	99
Kraft Products *	**790**	272	249	176	93	**78**	101	58	3	–84
Cartonboard	**100**	46	26	24	4	**11**	20	31	–29	–11
Timber	**41**	12	2	14	13	**–53**	0	–14	–16	–23
Forestry & Wood Supply	**890**	235	162	217	276	**1,048**	247	139	306	356
Property sales	**261**	29	200	15	17	**98**	7	21	66	4
Other and eliminations	**–390**	–125	–74	–141	–50	**–331**	–132	–88	–62	–49
Total remaining units	**2,753**	806	779	614	554	**1,300**	279	278	451	292
Surplus consolidation funds (SPP)	**332**	–	332	–	–	**–**	–	–	–	–
Companies divested to Frantschach	**388**	–	70	184	134	**39**	–106	94	38	13
Operating profit before write-downs	**3,473**	806	1,181	798	688	**1,339**	173	372	489	305
Write-downs	**–**	–	–	–	–	**–1,540**	–1,540	–	–	–
Operating profit	**3,473**	806	1,181	798	688	**–201**	–1,367	372	489	305
Net financial items	**–383**	–118	–86	–56	–123	**–500**	–133	–134	–111	–122
Profit after financial items	**3,090**	688	1,095	742	565	**–701**	–1,500	238	378	183
Tax	**–266**	98	93	–258	–199	**–161**	151	–116	–132	–64
Minority interests	**–6**	–2	–1	–2	–1	**–1**	1	–1	–1	0
Net profit/loss for the period	**2,818**	784	1,187	482	365	**–863**	–1,348	121	245	119
Net profit per share, SEK	**23,81**	6,63	10,02	4,08	3,08	**–7,29**	–11,39	1,02	2,08	1,00
* of which market pulp, remaining operations	**467**	179	121	102	65	**40**	49	29	12	–50

Consolidated Balance Sheet

		MSEK		MEUR*	
		31 Dec. 2000	31 Dec.1999	**31 Dec. 2000**	31 Dec.1999
ASSETS					
Fixed assets					
Intangible fixed assets	note 9				
Goodwill, patents and similar rights		**671**	1,354	**75.7**	158.5
Tangible fixed assets	note 10				
Forest land		**17,500**	4,117	**1,974.9**	481.8
Buildings, other land and land improvements		**2,984**	3,710	**336.8**	434.2
Machinery and equipment		**8,439**	10,742	**952.4**	1,257.1
Construction in progress and advance payments for tangible fixed assets		**216**	499	**24.4**	58.4
		29,139	19,068	**3,288.5**	2,231.5
Financial fixed assets					
Shares and participations	note 11	**81**	105	**9.1**	12.3
Interest-bearing long-term receivables	note 12	**9**	15	**1.0**	1.8
Non-interest-bearing long-term receivables	note 12	**178**	93	**20.1**	10.8
		268	213	**30.2**	24.9
		30,078	20,635	**3,394.4**	2,414.9
Current assets					
Inventories	note 13	**2,305**	2,826	**260.1**	330.7
Current receivables, non-interest-bearing	note 14	**4,910**	5,586	**554.1**	653.7
Short-term investments	note 15, 16	**2,344**	546	**264.5**	63.9
Cash and bank balances	note 16	**572**	711	**64.6**	83.2
		10,131	9,669	**1,143.3**	1,131.5
Total assets		**40,209**	30,304	**4,537.7**	3,546.4
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	note 17				
Restricted equity					
Share capital		**2,367**	2,367	**267.1**	277.0
Restricted reserves		**15,838**	7,349	**1,787.4**	860.0
		18,205	9,716	**2,054.5**	1,137.0
Non-restricted equity					
Unrestricted reserves		**3,820**	4,341	**431.1**	508.1
Net profit/loss for the year		**2,818**	–863	**318.0**	–101.0
		6,638	3,478	**749.1**	407.1
		24,843	13,194	**2,803.6**	1,544.1
Minority interests		**29**	32	**3.3**	3.7
Provisions					
Interest-bearing					
Pension provisions	note 18	**1,114**	1,339	**125.7**	156.7
Non-interest-bearing					
Tax provisions	note 19	**5,373**	1,635	**606.4**	191.3
Other provisions	note 18	**1,008**	980	**113.7**	114.7
		7,495	3,954	**845.8**	462.7
Liabilities					
Interest-bearing liabilities	note 20	**3,988**	8,353	**450.1**	977.5
Non-interest-bearing liabilities	note 21	**3,854**	4,771	**434.9**	558.4
		7,842	13,124	**885.0**	1,535.9
Total shareholders' equity and liabilities		**40,209**	30,304	**4,537.7**	3,546.4
Assets pledged	note 22	**501**	1,066	**56.5**	124.8
Contingent liabilities	note 23	**39**	340	**4.4**	39.8

* 2000: EUR 1 = SEK 8.861000 1999: EUR 1 = SEK 8.545000

Comments on the Balance Sheet

AssiDomän's assets increased by MSEK 9,905 to MSEK 40,209 in 2000, largely the result of write-ups of forest land of MSEK 13,340 till MSEK 17,500. The taxable value of current forest land holdings is estimated at MSEK 17,500 in 2001.

Of group capital employed, 77% (56) is invested in Sweden. The remainder of capital employed is mainly invested in France (3%), the UK (3%), Italy (3%), Denmark (3%), the Netherlands (2%), Slovakia (2%) and Spain (2%).

The closing book value of the forest holdings was MSEK 17,500 (4,117). The increase is attributable to the MSEK 13,340 write-up. The overwhelming majority of the forest holdings are owned by the parent company.

Property sales amounted to MSEK 327 (138) for the year, of which forest land was MSEK 283 (97). Property acquisitions amounted to MSEK 100 (29), of which forest land was MSEK 92 (17).

Capital turnover for AssiDomän's capital employed amounted to 0.95 (1.00) in 2000.

AssiDomän's pension liabilities are mainly attributable to a liability assumed from the Swedish National Forest Service. Since 1 July 1992, the group's regular pension commitments have mainly been covered by insurance.

AssiDomän's equity ratio was 62% (44) at year-end with the debt/equity ratio at 0.09 (0.64). Comments on the group's funding situation are presented in the "Sensitivity analysis and financial risk management" section on pages 12–15.

Net operating assets by business area and capital employed for the group

MSEK	2000	1999
Corrugated & Containerboard	**8,862**	8,251
Kraft Products	**2,518**	2,313
Cartonboard	**3,041**	3,212
Timber	**819**	953
Forestry & Wood Supply *	**17,687**	15,819
Other	**–619**	–11,460
Total net operating assets, remaining units	**32,308**	19,088
Companies divested to Frantschach	**-**	4,258
Total net operating assets	**32,308**	23,346
Adjustment	**–2,334**	–428
Total capital employed	**29,974**	22,918

* 1999 including taxable value of cultivated forest land excluding leaseholds. 2000 including write-ups of forest land MSEK 13,340.

Capital employed and financing

MSEK	2000	1999
Capital employed		
Liquid assets	**2,853**	1,187
Other working capital, net [1]	**3,182**	3,388
Fixed assets, net [2]	**23,939**	18,343
Total capital employed	**29,974**	22,918
Financing		
Interest-bearing debt and provisions	**5,102**	9,692
Minority interests	**29**	32
Shareholders' equity	**24,843**	13,194
Total financing	**29,974**	22,918

1) Non-interest-bearing long-term liabilities of MSEK 110 relating to operations have been deducted from working capital, gross MSEK 3,292.
2) Non-interest-bearing long-term liabilities of MSEK 6,139 relating to fixed assets have been deducted from fixed assets, gross MSEK 30,078.

Consolidated Cash Flow Statement

	MSEK		MEUR*	
	2000	1999	2000	1999
Ongoing operations				
Net turnover	**24,643**	24,497	**2,781.1**	2,866.8
Operating costs, etc.	**–19,904**	–21,237	**–2,246.3**	–2,485.3
Operating surplus	**4,739**	3,260	**534.8**	381.5
Change in working capital				
Operating receivables	**–601**	–620	**–67.8**	–72.6
Inventories	**–147**	46	**–16.6**	5.4
Operating liabilities, etc.	**149**	439	**16.8**	51.4
	4,140	3,125	**467.2**	365.7
Net financial items	**–383**	–512	**–43.2**	–59.9
Tax paid	**–538**	–181	**–60.7**	–21.2
Cash flow from ongoing operations	**3,219**	2,432	**363.3**	284.6
Investment activity				
Investments in fixed assets	**–1,490**	–1 520	**–168.1**	–177.9
Corporate acquisitions	**–46**	–53	**–5.2**	–6.2
Disposals of fixed assets	**5,282**	670	**596.1**	78.4
Change in interest-bearing receivables	**16**	–34	**1.8**	–4.0
Cash flow from investment activity	**3,762**	–937	**424.6**	–109.7
Financing activity				
Change in shareholders' funds				
Change in minority interests	**–9**	–31	**–1.0**	–3.6
Dividend	**–710**	–651	**–80.1**	–76.2
Change in				
pension provisions	**–234**	–69	**–26.4**	–8.1
other interest-bearing liabilities	**–4,373**	–407	**–493.6**	–47.6
Cash flow from financing activity	**–5,326**	–1,158	**–601.1**	–135.5
Cash flow for the year	**1,655**	337	**186.8**	39.4
Liquid assets, opening balance note 16	**1,187**	888	**138.9**	93.8
Exchange rate difference in liquid assets	**11**	–38	**–3.7**	5.7
Liquid assets, closing balance note 16	**2,853**	1,187	**322.0**	138.9

* 2000: EUR 1 = SEK 8.861000 1999: EUR 1 = SEK 8.545000

Interest-bearing net debt and change in interest-bearing net debt

MSEK	2000	1999
Interest-bearing net debt		
Interest-bearing assets		
Liquid assets, see note 16	**2,853**	1,187
Current receivables, see note 15	**63**	70
Long-term receivables, see note 12	**9**	15
Interest-bearing liabilities		
Current liabilities, see note 20	**–3,052**	–4,336
Pension provisions, see note 18	**–1,114**	–1,339
Other long-term liabilities, see note 20	**–936**	–4,017
Net debt, closing balance	**–2,177**	–8,420
Change in interest-bearing net debt		
Liquid assets	**1,666**	299
Interest-bearing receivables	**–13**	28
Pension provisions	**225**	333
Other interest-bearing liabilities	**4,365**	520
Total	**6,243**	1,180

Comments on the Cash Flow Statement

The Swedish Financial Accounting Standards Council's recommendation RR7 regarding Accounting for cash flows has been applied since 1999. The 1998 figures have been re-calculated to ensure comparability. Figures for previous years have not been re-calculated.

AssiDomän has applied the indirect method; the net of payment inflows and outflows in operating activities have been calculated by adjusting profits for changes in inventories, operating receivables and operating liabilities in the year. Adjustments have also been made for items that exert no cash flow effect, such as depreciation and write-downs.

Some simplifications have been made, including the use of the average exchange rates for the year when calculating changes in all Balance Sheet items except liquid assets.

■ Ongoing operations

In the Cash Flow Statement, profit posted to the Income Statement has been adjusted for items not influencing cash flow such as depreciation, write-downs and capital gains.

Net financial items are specified in note 7. Profit from financial items. Interest received amounted to approximately MSEK 90 and interest paid was approximately MSEK 435.

■ Investment activity

The Dynäs and Sepap mills, the sack operations and the Barrier Coating business unit were sold to Frantschach AG for MEUR 550 before deductions for interest-bearing liabilities during the year; the purchase price was paid in cash in 2000. An additional purchase price of a maximum MEUR 10 may be payable in 2001. Porpac AB was also divested to Fagerdala Industrier AB for MSEK 135 (free of debt). The purchase price was paid in early January 2001.

In the Cash Flow Statement, investments have not been adjusted for investments not paid – this item is assessed to exert only a marginal cash flow impact.

■ Financing activity

AssiDomän terminated a revolving bank funding facility of MUSD 600 in 2000, coincident with raising a new bank credit facility of MSEK 7,000 (see also page 14 and note 20).

Net investments

MSEK	**2000**	1999	1998	1997	1996
Fixed assets	**1,490**	1,520	2,173	4,360	3,236
Corporate acquisitions	**46**	53	1,681	3,109	676
Gross investments	**1,536**	1,573	3,854	7,469	3,912
Disposals of fixed assets	**–4,335**	–670	–415	–984	–2,023
Net investment	**–2,799**	903	3,439	6,485	1,889


MSEK
8,000
6,000
4,000
2,000
0
-2,000
-4,000
-6,000
96
97
98
99
00
Corporate acquisitions
Fixed assets
Divestments
Net investments
Depreciation

Cash flow, investments and depreciation

MSEK	Cash flow **2000**	1999	1998	1997	1996	Investments **2000**	1999	1998	1997	1996	Depreciation **2000**	1999	1998	1997	1996
Corrugated & Containerboard	**1,313**	1,112	923	927	1,174	**748**	726	2,588	2,871	707	**781**	884	848	648	465
Kraft Products	**1,202**	187	299	823	167	**395**	104	208	2,291	663	**182**	231	211	107	95
Cartonboard	**361**	62	–384	193	242	**53**	135	134	1,268	663	**224**	171	115	104	93
Timber	**200**	76	184	112	94	**70**	61	79	139	251	**109**	139	131	138	115
Forestry & Wood Supply	**898**	1,287	1,375	1,231	1,426	**42**	21	77	107	95	**48**	65	72	83	61
Other	**–312**	–41	–445	–320	–467	**101**	19	119	244	807	**54**	39	69	52	47
Total remaining units	**3,662**	2,683	1,952	2,966	2,636	**1,409**	1,066	3,205	6,920	3,186	**1,398**	1,529	1,446	1,132	876
Companies divested to Frantschach	**478**	442	425	190	244	**127**	507	649	549	726	**221**	434	404	389	268
Total group	**4,140**	3,125	2,377	3,156	2,880	**1,536**	1,573	3,854	7,469	3,912	**1,619**	1,963	1,850	1,521	1,144

Parent company

Income Statement

MSEK		2000	1999
Operating income			
Net turnover		1,240	897
Other operating income	note 1	361	136
		1,601	1,033
Operating costs			
Raw materials and consumables		–23	–
Change in inventories		2	–
Other external costs	note 2, 3	–720	–410
Staff costs *	note 4	–277	–158
Depreciation according to plan	note 5	–32	–24
		–1,050	–592
Operating profit		551	441
Profit from financial items	note 7		
Profit from participations in subsidiaries		1,431	–261
Profit from other securities and receivables classified as fixed assets		4	–
Other financial income		494	456
Other financial expenses		–511	–694
Exchange rate differences		–57	149
		1,361	–350
Profit after financial items		1,912	91
Appropriations	note 24	–125	–34
Profit before tax		1,787	57
Tax	note 8	551	–31
Net profit		2,338	26
* of which surplus consolidation funds (SPP)		14	–

Cash Flow Statement

MSEK		2000	1999
Ongoing operations			
Net turnover		1,240	897
Operating costs, etc.		–921	–535
Operating surplus		319	362
Change in working capital			
Operating receivables		–3	181
Inventories		–54	–
Operating liabilities		–10	61
		252	604
Net financial items, etc.		1,261	35
Tax paid		12	–99
Cash flow from ongoing operations		1,525	540
Investment activity			
Ongoing investments in fixed assets		–171	–341
Shareholder contribution re-paid		309	–
Shareholder contribution paid		–9	–460
Corporate acquisitions		–4,870	–1,702
Disposals of fixed assets		3,074	652
Change in			
interest-bearing receivables		1,096	5,586
non-interest-bearing receivables		2,515	–80
Cash flow from investment activity		1,944	3,655
Financing activity			
Change in shareholders' funds			
Dividend		–710	–651
Change in			
pension provisions		–84	–61
other interest-bearing liabilities		–2,096	1,393
other non-interest-bearing liabilities		–4,160	1,454
Cash flow from financing activity		–7,050	2,135
Cash flow for the year		–3,581	6,330
Liquid assets, opening balance	note 15,16	7,474	1,144
Liquid assets, closing balance	note 15,16	3,893	7,474

Balance Sheet

MSEK		31 Dec. 00	31 Dec. 99
ASSETS			
Fixed assets			
Tangible fixed assets	note 10		
Forest land		17,036	3,652
Buildings, other land and land improvements		266	250
Machinery and equipment		45	31
Construction in progress		3	8
		17,350	3,941
Financial fixed assets			
Shares and participations	note 11	10,092	11,515
Interest-bearing long-term receivables	note 12	1,349	2,445
Non-interest-bearing long-term receivables	note 12	64	2,612
		11,505	16,572
		28,855	20,513
Current assets			
Inventories	note 13	59	5
Current receivables, non-interest-bearing	note 14	6,110	809
Short-term investments	note 15, 16	3,608	7,105
Cash and bank balances	note 16	285	369
		10,062	8,288
Total assets		38,917	28,801
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	note 17		
Restricted equity			
Share capital (118,373,034 shares with a nominal value of SEK 20, of which 23,215,855 redeemed shares)		2,367	2,367
Revaluation reserve		9,604	–
Statutory reserve		3,573	3,573
		15 544	5,940
Non-restricted equity			
Retained earnings		5,304	4,613
Net profit		2,338	26
		7,642	4,639
		23,186	10,579
Untaxed reserves	note 25	506	381
Provisions			
Interest-bearing			
Pension provisions	note 18	642	726
Non-interest-bearing			
Tax provisions	note 19	3,736	–
Other provisions	note 18	732	684
		5,110	1,410
Liabilities			
Interest-bearing liabilities	note 20	8,941	11,037
Non-interest-bearing liabilities	note 21	1,174	5,394
		10,115	16,431
Total shareholders' equity and liabilities		38,917	28,801
Assets pledged	note 22	3	8
Contingent liabilities	note 23	223	358

Accounting principles

Accounting principles

The accounting principles remained unchanged from the previous year. AssiDomän follows the recommendations of the Swedish Financial Accounting Standards Council.

Statutory consolidation

The consolidated accounts are prepared in accordance with the recommendation of the Swedish Financial Accounting Standards Council.

The consolidated financial statements include the parent company, AssiDomän AB, and those companies in which the parent company directly or indirectly owns more than 50% of the voting rights for the shares, or in which it otherwise exercises a controlling influence.

Accounting of corporate acquisitions and disposals

The consolidated accounts are prepared in accordance with acquisition accounting. This means that equity in subsidiaries on the acquisition date, including the estimated equity proportion of untaxed reserves, is totally eliminated against the book value of the shares in the respective subsidiary. Therefore, consolidated equity consists solely of the proportion of subsidiaries' equity that is generated since acquisition.

Assets, provisions and liabilities in acquired companies are included in the consolidated accounts at market value. Should the acquisition value of shares in subsidiaries exceed the market value of the acquired assets, after deduction of assumed provisions and liabilities, the difference is stated as goodwill.

Fixed assets and goodwill are depreciated in accordance with the principles described below under "Depreciation according to plan".

Should the acquisition value of shares in subsidiaries be lower than the market value of the assets after deductions for provisions and liabilities, negative goodwill will arise. Negative goodwill is normally used to write down the value of non-monetary fixed assets, and is otherwise accounted as a long-term liability and reversed in accordance with a specific plan.

The profits of enterprises acquired during the financial year are only included in the Consolidated Income Statement for that part of the year in which such enterprises were part of the group. The profits of enterprises divested in the year are included in the Consolidated Income Statement until the date of such disposal. Income recognition of the disposal is based on the group's net assets in these companies at the date of disposal.

Translation of foreign subsidiaries' income statements and balance sheets

Foreign subsidiaries are classified as independent operations. Income statements are translated into Swedish kronor at the average exchange rates for the year; balance sheets are translated into Swedish kronor at closing rates. Any differences thus arising is posted directly to equity. For the accounting treatment of hedging transactions, see below.

Equity method for accounting of associated companies

The equity method means that for companies in which the group has at least 20% but not more than 50% of the votes, the equity share in the associated company's profit after financial items is included in consolidated operating profit. The share of tax in the associated company is accounted as tax, after which the net profit is posted to restricted equity. The book value of shares in associated companies in the consolidated financial statements is altered by net profit. Dividends received reduce the book value of the shares and do not affect the Consolidated Income Statement.

Provision for deferred tax

In Sweden, as in most other industrialised countries, tax charges can be postponed; this generates deferred tax liabilities.

For the parent company, this means that appropriations made for tax purposes in the income statement are posted to untaxed reserves in the Balance Sheet.

Appropriations and untaxed reserves are not included in the consolidated accounts but are divided into equity and deferred tax, using the tax rates applicable in each country. The estimated deferred tax relating to these appropriations is posted as a deferred tax cost in the Consolidated Income Statement; the deferred tax in untaxed reserves is posted as a provision for tax in the Consolidated Balance Sheet. Unutilised deferred tax receivables in the form of tax-deductible losses and taxed reserves are netted off in the calculation of provisions for deferred tax.

Internal pricing

Prices for sales between group companies are based on sound business principles and market prices.

Exchange rates

		Average rate January–December		Closing rate 31 December	
Country	Currency	**2000**	1999	**2000**	1999
Austria	100 ATS	**61.38**	64.04	**64.40**	62.10
Belgium	100 BEF	**20.94**	21.85	**21.97**	21.18
Czech Republic	100 CZK	**23.71**	23.88	**25.24**	23.65
Denmark	100 DKK	**113.32**	118.53	**118.64**	114.92
Finland	100 FIM	**142.06**	148.22	**149.03**	143.72
France	100 FFR	**128.76**	134.35	**135.09**	130.27
Germany	100 DEM	**431.85**	450.59	**453.06**	436.90
Hungary	100 HUF	**3.25**	3.49	**3.34**	3.35
Italy	1,000 ITL	**4.36**	4.55	**4.58**	4.41
Latvia	1 LVL	**15.11**	14.07	**15.36**	14.53
Lithuania	100 LTL	**228.69**	206.34	**238.18**	212.67
Netherlands	100 NLG	**383.28**	399.91	**402.09**	387.76
Norway	100 NOK	**104.11**	106.01	**107.07**	105.84
Poland	100 PLN	**210.73**	208.86	**229.84**	205.37
Russia	100 RUR	**32.55**	33.27	**33.25**	30.88
Slovakia	100 SKK	**19.85**	19.94	**20.09**	20.16
Spain	100 ESP	**5.08**	5.30	**5.33**	5.14
Switzerland	100 CHF	**542.50**	551.54	**580.93**	532.25
UK	1 GBP	**13.86**	13.37	**14.20**	13.75
USA	1 USD	**9.16**	8.26	**9.52**	8.51
Euro	100 EUR	**844.63**	881.28	**886.10**	854.50

Foreign currency-denominated receivables, provisions, and liabilities

General rule

Foreign currency-denominated receivables, provisions and liabilities are valued at closing rates. Hedged accounts receivable or payable in foreign currency are valued at the spot rate, with addition or deduction of the deferred forward premium. The deferred forward premium is included with exchange differences in operating profit.

Forward contracts are also used to some extent for future deliveries. These contracts are not matched by accounts receivable or payable on the closing date. Any unrealised exchange rate differences at the closing date on this type of contract are not stated.

Exchange rate losses and gains on long-term receivables and liabilities are mutually offset; in the event of a negative net, this is stated as an exchange rate fluctuation under net financial items in the Income Statement.

Exception

In the consolidated accounts, any exchange rate differences, after considering tax, arising on loans and forward contracts to hedge exchange rates of net assets in foreign companies are netted off against exchange rate differences for the year arising from the translation of the balance sheets of foreign subsidiaries into Swedish kronor.

Valuation of inventories

Inventories are valued at the lower of the acquisition/production cost or net realisable value. In the case of finished goods, net realisable value is the sales value less sales costs. In the case of semi-finished and input materials, the net realisable value is the replacement value. The FIFO (first in, first out) principle is used as a general rule.

Depreciation according to plan

Depreciation requirements are based on estimates of the remaining useful economic life span of assets; the following depreciation rates are applied for calculating depreciation according to plan:

Depreciation rate	
Industrial buildings	3–5%
Residential and office buildings	2–2.25%
Land improvements *	5%
Heavy machinery	5%
Light machinery	10%
Other machinery and equipment	20–33%
Goodwill	5–20%

* 3.75% on acquisitions prior to 1991

Goodwill is depreciated according to plan at 5–20% per year. The lower rate is used for acquisitions of reputable enterprises that are well established in the market; the higher rate is used in the case of acquired enterprises with insignificant market influence.

Depreciation according to plan normally begins in the year after the year of investment. In the case of major investments, depreciation may start when the asset is commissioned.

In the case of corporate acquisitions, depreciation of goodwill and surplus values of assets begins on the acquisition date.

Leased assets

In some cases, leasing is used to finance acquisitions of machinery. AssiDomän has chosen to report leased assets under fixed assets in the Balance Sheet, provided one of the following conditions is met:

- ownership of the asset transfers automatically at the end of the leasing period;
- the leasing contract includes an option to acquire the assets at a favourable price;
- the leasing period includes the greater part of the asset's useful life, or
- the present value of the leasing payments corresponds to, or exceeds, the acquisition value of the assets.

Depreciation according to plan of leased equipment posted under fixed assets is effected at the rates applied by the group for similar acquired assets.

In cases where AssiDomän does not intend to acquire the leased asset after the expiry of the leasing period, the depreciation period does not extend beyond the expiry of the leasing contract.

Short-term investments

Short-term investments include treasury bills, commercial paper, bonds and other interest-bearing instruments. Short-term investments including the trading portfolio are valued using the portfolio method at the lower of acquisition value and net realisable value. This means that unrealised losses are offset against unrealised gains on listed financial instruments. Any excess loss is posted under net financial items, while no profit is posted. Accrued interest is included among other current receivables.

With effect from 1999, the parent company's short-term investments including the trading portfolio are posted item by item, at the lower of acquisition value and net realisable value. Any excess loss is reported under net financial items, while no corresponding gain is reported.

Investments intended to be held until maturity are valued at acquisition cost. These investments are posted under long-term interest-bearing receivables. Accrued interest is reported under other current receivables.

Notes to the financial statements

Parent company – special information

AssiDomän AB manages shares in subsidiaries and provides group-wide management functions. The company owns substantial forest properties that are managed in the Forestry operations, which assigns felling and other usage rights to this land to the subsidiary AssiDomän Wood Supply AB.

The following notes apply to the parent company and the group.

■ Note 1 Other operating income

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Own work capitalised	6	5	0	–
Capital gains on sales of property, machinery and equipment	526	199	260	103
Other operating income	34	5	101	33
Total	566	209	361	136

■ Note 2 Fees and remuneration to the Auditors

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
KPMG				
Auditing	8	13	1	1
Other assignments	12	6	8	4
PricewaterhouseCoopers				
Auditing	1	1	–	–
Other assignments	2	1	0	–
Total				
Auditing	9	14	1	1
Other assignments	14	7	8	4
Total	23	21	9	5

■ Note 3 Operational leasing contracts

MSEK	Group 2000	Parent company 2000
Year of maturity, non-cancelling rental agreements		
2001	25	14
2002–2005	84	54
2006 and beyond	11	–
Total	120	68
Year of maturity for other major, non-cancelling operational leasing agreements		
2001	15	–
2002–2005	65	–
2006 and beyond	35	–
Total	115	–

■ Note 4 Staff costs and average number of employees

Salary and other remuneration and social security costs

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Salary and other remuneration	3,529	3,880	185	100
of which bonuses to the President and Executive Vice Presidents	6	–	2	–
Contractual pensions to Board members, the President and Executive Vice Presidents	10	44	2	13
Contractual pensions, other	220	207	30	11
Other social security costs *	698	1,101	60	34
Total	4,457	5,232	277	158
* after deduction for surplus consolidation funds (SPP)	332	–	14	–
Capitalised pension commitments to Board members, the President and Executive Vice Presidents	57	106	4	4

Salary and other remuneration by country

MSEK	2000 The Board, President & Exec.V.Pres.	2000 Other employees	1999 The Board, President & Exec.V.Pres.	1999 Other employees
Parent company				
Sweden	8	177	23	77
of which bonuses	2		–	
Subsidiaries				
Sweden	16	1,431	48	1,577
of which bonuses	2		–	
Denmark	12	383	10	333
UK	12	341	13	391
Germany	11	206	11	318
of which bonuses	1		–	
France	4	212	8	260
Italy	7	146	7	171
Belgium	5	142	8	169
Spain	–	105	6	96
Switzerland	18	67	6	67
of which bonuses	1		–	
Czech Republic	4	57	7	86
Netherlands	2	56	2	60
Slovakia	1	50	1	66
Norway	1	23	1	35
Poland	0	10	–	7
Russia	0	8	0	5
Croatia	1	4	1	6
Lithuania	0	4	–	3
Finland	0	4	–	–
Latvia	0	1	–	–
Hungary	0	0	–	1
Total subsidiaries	94	3,250	129	3,651
Total	102	3,427	152	3,728

Note 4 *cont.*

Average number of employees by country

	2000			1999
	Women	Men	Total	Total
Parent company				
Sweden	115	339	**454**	233
Subsidiaries				
Sweden	810	4,166	**4,976**	5,850
Slovakia	341	881	**1,222**	1,787
Denmark	251	926	**1,177**	1,034
UK	181	958	**1,139**	1,495
France	236	786	**1,022**	1,171
Czech Republic	222	736	**958**	1,559
Italy	61	646	**707**	758
Germany	126	571	**697**	998
Spain	54	544	**598**	579
Belgium	64	461	**525**	640
Netherlands	45	182	**227**	227
Russia	76	149	**225**	149
Switzerland	25	174	**199**	199
Poland	26	69	**95**	69
Norway	20	63	**83**	144
Lithuania	14	61	**75**	62
Finland	5	54	**59**	–
Croatia	21	31	**52**	96
Latvia	6	4	**10**	4
Hungary	4	2	**6**	5
Singapore	–	–	**–**	1
Total subsidiaries	2,588	11,464	**14,052**	16,827
Total	2,703	11,803	**14,506**	17,060

Information regarding emoluments to senior executives in accordance with the recommendations of the Industry and Commerce Stock Exchange Committee (NBK)

Chairman

Fee	SEK 500,000

President

Salary and other benefits	SEK 5,586,896
of which bonuses	SEK 1,803,304

Bonuses

In the period 1 October 1999–31 December 2000, the President benefited from a bonus system which implied a maximum bonus payment of 35% of basic salary. The amount paid comprised 27% of the maximum. Provided that the President completes the restructuring programme in the period until 30 June 2002, special remuneration of MSEK 4 is payable.

Pensions

The agreement on future pension implies retirement at the age of 65, but either party is entitled to call for retirement with pension from the age of 60. Between the ages of 60 and 65, pension will be paid at 65% of pensionable salary. Regular pension follows the ITP plan (supplementary pensions for salaried employees). In addition, supplementary pension benefits will be provided on that portion of annual salary exceeding 7.5 base amounts.

Notice and severance pay

There is a six-month mutual notice period; in the event of notice being given by the company, severance pay corresponding to 18 months' salary becomes due, paid monthly after the end of the notice period. If new employment is obtained during this period, the severance pay will be reduced by the amount received from the new position.

Other senior executives

Bonuses

Other members of the group management team, as well as a further 70 or so managers at group and business unit level, were also encompassed by a bonus programme in the period 1 October 1999 – 31 December 2000. This programme paid a maximum of 30% of basic salary. The bonus programme is based on financial and individual targets, and provides a close link between share price performance and individual executives' prospects of receiving a bonus. Provided that the remainder of the group management completes the restructuring programme in the period until 30 June 2002, special remuneration will also be payable.

Pensions

The agreement on future retirement pension involves retirement at the age of 65, but either party is entitled to demand retirement from the age of 62. Between the ages of 62 and 65, pension will be paid at 70% of pensionable salary on the retirement date. The regular pension follows the ITP plan. In addition, supplementary pension benefits are provided on the proportion of annual salary that lies between the ITP plan's upper salary ceiling and 50 base amounts.

Notice and severance pay

The notice period is 12 months for termination by the company and 6 months for termination by the employee. In the event of the company issuing notice, severance pay will correspond to two annual salaries. Severance pay will be paid monthly following expiry of the notice period. If new employment is obtained in this period, the severance pay will be reduced by the amount received from the new position.

Stock option programme

25 senior AssiDomän executives acquired a total of 284,000 call options in AssiDomän AB in November 1999. Another senior executive acquired 8,000 call options in 2000. Under the terms of this offering, the executives concerned have acquired a package consisting of two different call options.

The exercise price for the call options that expire on 8 March 2002 is SEK 156.50. For call options that expire on 8 March 2005, the exercise price is SEK 174. The options have been issued by a market player and imply no commitment by AssiDomän AB or its shareholders.

■ Note 5 Depreciation according to plan and write-downs

	Group		Parent company	
MSEK	**2000**	1999	**2000**	1999
Depreciation according to plan				
Intangible fixed assets				
Goodwill	**139**	232	**–**	–
Patents and similar rights	**5**	7	**–**	–
Tangible fixed assets				
Buildings	**229**	217	**5**	5
Other land and land improvements	**3**	16	**4**	3
Machinery and equipment	**1,243**	1,491	**23**	16
Construction in progress	**–**	–	**–**	–
Total	**1,619**	1,963	**32**	24
Write-downs				
Intangible fixed assets				
Goodwill	**–**	488	**–**	–
Tangible fixed assets				
Buildings	**–**	4	**–**	–
Other land and land improvements	**–**	3	**–**	–
Machinery and equipment	**–**	1,045	**–**	–
Total	**–**	1,540	**–**	–

■ Note 6 Profit share in associated companies

	Group	
MSEK	**2000**	1999
Share of profit after financial items	**–4**	–2
Tax	**–**	–
Total	**–4**	–2

AssiDomän's share of associated companies' profits and equity is reported according to the equity method in the manner described in the accounting principles. The profit share pertains to a profit share in Spectra Packaging Display Ltd. (50%).

Note 7 Profit from financial items

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Profit from participations in subsidiaries				
Dividend	–	–	**4,687**	1,250
Repaid shareholder contribution from subsidiaries	–	–	**309**	–
Shareholder contribution to subsidiaries	–	–	**–9**	–
Write-downs	–	–	**–3,601**	–1,418
Capital gains	**51**	54	**622**	–
Capital loss	–	–69	**–577**	–93
Total	**51**	–15	**1,431**	–261
Profit from participations in associated companies				
Capital gains	–	32	–	–
Total	–	32	–	–
Profit from other securities and receivables classified as fixed assets				
Dividend	**2**	–	**1**	–
Capital gains	**8**	1	**3**	–
Capital loss	–	–4	–	–
Write-downs	–	–1	–	–
Total	**10**	–4	**4**	–
Other financial income				
Interest income, subsidiaries	–	–	**412**	410
Interest income, other	**106**	66	**82**	46
Other financial income	**3**	4	–	–
Total	**109**	70	**494**	456
Other financial expenses				
Interest expenses, subsidiaries	–	–	**–119**	–132
Interest expenses, pensions	**–58**	–84	**–31**	–71
Interest expenses, other	**–461**	–465	**–337**	–482
Other financial expenses	**–32**	–39	**–24**	–9
Total	**–551**	–588	**–511**	–694
Exchange rate differences	**–2**	5	**–57**	149
Total	**–383**	–500	**1,361**	–350

The financial proportion of costs of pension commitments administered by the company is based on an interest rate of 2.7% (2.9).

Note 8 Tax

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Tax paid	**–72**	–469	**551**	–31
Change deferred tax provision	**–194**	308	–	–
Total	**–266**	–161	**551**	–31

After consolidation of the financial statements as of 31 December 1999, the financial statement was revised because two subsidiaries reversed dissolutions of untaxed reserves and re-created provisions to untaxed reserves. As a consequence, deferred tax costs have increased and tax paid reduced by MSEK 487.

Note 9 Intangible fixed assets, group

MSEK	Goodwill	Patents and similar rights	Total
Acquisition values			
Opening balance 1 Jan. 2000	2,781	57	2,838
Investments	–	12	12
Corporate acquisitions	25	–	25
From construction in progress and advance payments	–	–8	–8
Reclassification of fixed assets	–	2	2
Sales	–1,283	–33	–1,316
Translation differences	28	14	42
Closing balance 31 Dec. 2000	1,551	44	1,595
Accumulated depreciation according to plan			
Opening balance 1 Jan. 2000	–1,441	–43	–1,484
Reclassification of fixed assets	–18	4	–14
Sales	711	31	742
Depreciation for the year	–139	–5	–144
Translation differences	–6	–18	–24
Closing balance 31 Dec. 2000	–893	–31	–924
Closing residual value according to plan, 31 Dec. 2000	658	13	**671**
Of which write-ups			
Opening balance 1 Jan. 2000	63	–	63
Sales	–65	–	–65
Translation differences	2	–	2
Closing balance 31 Dec. 2000	–	–	–

Note 10 Tangible fixed assets

MSEK	Forest land	Buildings, other land, and land improvements	Machinery and equipment	Construction in progress and advance payments
Group				
Acquisition values				
Opening balance 1 Jan. 2000	4,117	6,354	24,239	504
Investments	92	204	833	349
Corporate acquisitions	–	10	8	3
From construction in progress and advance payments	–	53	266	–311
Reclassification of fixed assets	–14	–22	38	–4
Sales and obsolescence	–35	–1,687	–6,260	–331
Write-ups *	13,340	–	–	–
Translation differences, etc.	–	74	133	6
Closing balance 31 Dec. 2000	17,500	4,986	19,257	216
Accumulated depreciation according to plan				
Opening balance 1 Jan. 2000	–	–2,644	–13,497	–5
Reclassification of fixed assets	–	–11	25	–
Sales and disposals	–	914	3,982	5
Depreciation for the year	–	–232	–1,243	–
Translation differences, etc.	–	–29	–85	–
Closing balance 31 Dec. 2000	–	–2,002	–10,818	0
Closing residual value according to plan, 31 Dec. 2000	**17,500**	**2,984**	**8,439**	**216**
Of which write-ups				
Opening balance 1 Jan. 2000	–	29	65	–
Sales	–	–1	–48	–
Write-ups *	13,340	–	–	–
Depreciation for the year of written-up amount	–	–1	–4	–
Translation differences	–	1	–1	–
Closing balance 31 Dec. 2000	13,340	28	12	–
Parent company				
Acquisition values				
Opening balance 1 Jan. 2000	3,652	281	64	8
Investments	92	38	134	–
From construction in progress and advance payments	–	–	5	–5
Reclassification of fixed assets	–11	11	–	–
Sales and disposals	–37	–25	–35	–
Write-ups *	13,340	–	–	–
Closing balance 31 Dec. 2000	17,036	305	168	3

* The write-up of forest land in AssiDomän AB of MSEK 13,340 was subject to 28% deferred tax, implying the net amount of MSEK 9,604 being posted to revaluation reserves.

Note 10 *cont.*

MSEK	Forest land	Buildings, other land, and land improvements	Machinery and equipment	Construction in progress and advance payments
Accumulated depreciation according to plan				
Opening balance 1 Jan. 2000	–	–31	–33	–
Sales and disposals	–	1	26	–
Accumulated depreciation according to plan taken over from subsidiaries	–	–	–93	–
Depreciation for the year	–	–9	–23	–
Closing balance 31 Dec. 2000	–	–39	–123	–
Closing residual value according to plan 31 Dec. 2000	**17,036**	**266**	**45**	**3**

Machinery and equipment procured through financial leasing contracts

MSEK	Group 2000	Group 1999
Acquisition values	**544**	1,083
Accumulated depreciation according to plan	**–402**	–591
Closing residual value according to plan	**142**	492

The accounted Consolidated Balance Sheet liability relating to leasing assets amounts to MSEK 107 (144). The maturity structure as of 31 December 2000 is shown in note 20.

Taxable value of Swedish properties

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Forest land	**16,444**	15,412	**16,423**	15,392
Other land	**231**	322	**120**	121
Buildings	**2,530**	2,620	**42**	44
Total	**19,205**	18,354	**16,585**	15,557
Book value, forest land	**17,500**	4,117	**17,036**	3,652

The taxable values stated above pertain to official taxable values, adjusted in some cases by the estimated effect of partial acquisitions and partial disposals. The taxable value for 2001 relating to current holdings of forest land is estimated at MSEK 17,500.

■ Note 11 Shares and participations

MSEK	Subsidiaries	Associated companies	Other long-term securities holdings	Total
Group				
Opening balance 1 Jan. 2000	–	61	44	105
Sales	–	–	–22	–22
Profit share in associated companies	–	–4	–	–4
Translation differences, etc.	–	2	–	2
Closing balance 31 Dec. 2000	–	59	22	**81**
Parent company				
Acquisition values				
Opening balance 1 Jan. 2000	12,952	–	18	12,970
Investments	5,211	–	–	5,211
Repaid shareholder contribution	–341	–	–	–341
Sales	–3,651	–	–4	–3,655
Closing balance 31 Dec. 2000	14,171	–	14	14,185
Accumulated write-down				
Opening balance 1 Jan. 2000	–1,455	–	–	–1,455
Sales	963	–	–	963
Write-down	–3,601	–	–	–3,601
Closing balance 31 Dec. 2000	–4,093	–	–	–4,093
Book value 31 Dec. 2000	10,078	–	14	**10,092**

Note 11 continues overleaf

■ Note 12 Long-term receivables

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Interest-bearing long-term receivables				
Receivables from subsidiaries	–	–	**1,349**	2,445
Other long-term receivables	**9**	15	–	–
Total	**9**	15	**1,349**	2,445
Non-interest-bearing long-term receivables				
Receivables from subsidiaries	–	–	–	2,611
Other long-term receivables*	**178**	93	**64**	1
Total	**178**	93	**64**	2,612

* Of surplus consolidation funds allocated by pension fund manager SPP, the company received MSEK 68 in the year, partly in the form of a cash payment and partly to offset payment for pension premiums. The remaining amount of MSEK 264 is expected to be utilised over the coming five years.

■ Note 13 Inventories

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Felling rights	**74**	69	–	–
Felled timber in forests	**2**	15	–	–
Raw materials	**590**	838	–	–
Consumables	**199**	298	**3**	–
Semi-finished goods	**48**	87	–	–
Work in progress	**167**	126	**51**	–
Finished goods	**935**	1,092	–	–
Buildings held for resale	**5**	5	**5**	5
Work in progress on behalf of third parties	–	34	–	–
Advance payments to suppliers	**51**	28	–	–
Other	**234**	234	–	–
Total	**2,305**	2,826	**59**	5

■ Note 14 Current receivables, non-interest-bearing

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Accounts receivable	**3,874**	4,364	**26**	6
Receivables from subsidiaries	–	–	**5,733**	387
Tax receivables	**233**	330	**146**	142
Other current receivables**	**404**	481	**63**	88
Prepaid costs and accrued income	**399**	411	**142**	186
Total	**4,910**	5,586	**6,110**	809

** Surplus consolidation funds (SPP) see note 12.

■ Note 15 Short-term investments

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Short-term investments	**2,281**	476	**2,027**	299
Receivables from subsidiaries	–	–	**1,581**	6,806
Bills receivable	–	25	–	–
Other current interest-bearing receivables	**63**	45	–	–
Total	**2,344**	546	**3,608**	7,105

Most of the Swedish group has common bank accounts with the parent company as the main account holder. The parent company's dealings with subsidiaries concerning group accounts are posted to current interest-bearing receivables from, and current interest-bearing liabilities to, the subsidiaries.

Note 11 cont., Shares and participations

Specification of shares and participations and other long-term securities holdings

	Corporate identity number	Registered office/country	Holding, % [1]	Number of shares	Book value, SEK 000
Parent company holding					
Direct holdings in subsidiaries					
AssiDomän Cartonboard AB	556004-5097	Lindesberg	100	220,000	649,967
AssiDomän Deutschland Holding GmbH	–	Germany	100	–	96,214
AssiDomän Fastighetsutveckling AB	556438-3635	Solna	100	1,000	254
AssiDomän Försäkring AB	516401-8466	Stockholm	100	100,000	10,162
AssiDomän Holding France SA	–	France	46.04	605,771	338,911
AssiDomän Holding (Nederland) BV	–	The Netherlands	100	2,300	1,497,598
AssiDomän Karlsborg AB	556310-4198	Kalix	100	1,250,000	300,150
AssiDomän Kraft Products AB	556071-4072	Solna	100	692,911,345	1,011,000
AssiDomän Packaging AB	556040-5960	Solna	100	10,000,000	3,000,000
AssiDomän Reinsurance SA	–	Luxembourg	100	11,999	54,005
AssiDomän Skärblacka AB	556190-3179	Norrköping	100	1,000,000	739,851
AssiDomän Sturovo a.s.	–	Slovakia	64.53	934,039	318,000
AssiDomän Timber AB	556117-7329	Solna	100	40,000	744,070
AssiDomän UK Ltd	–	UK	100	13,000,000	385,510
AssiDomän Wood Supply AB	556087-3464	Solna	100	12,500	196,350
Hasselfors Värdepappersförvaltning AB	556424-4019	Laxå	100	6,602,547	664,286
Other subsidiaries					71,397
Total direct holdings in subsidiaries					10,077,725
Major indirect holdings in subsidiaries					
AssiDomän Förenade Well AB	556037-6898	Eslöv	100	700,000	–
AssiDomän Holding France SA	–	France	53.96	709,869	–
AssiDomän Interiör AB	556062-9080	Malå	100	4,300	–
AssiDomän Nord Trä AB	556046-8208	Piteå	100	150,000	–
AssiDomän Italia SpA	–	Italy	100	500,000	–
AssiDomän Packaging Danmark AS	–	Denmark	100	280,000	–
AssiDomän Packaging Benelux NV	–	Belgium	100	230,000	–
Hasselfors Trä AB	556221-1945	Örebro	100	50,000	–
Papeteries Lecoursonnois SA	–	France	99.8	1,996	–
AssiDomän Sturovo a.s.	–	Slovakia	30	434,293	–
Associated companies					
AssiDomän Karelia		Russia	100	100	60
Total associated companies					60
Other long-term securities holdings					
Bottenvikens Stuveri AB	556053-7168	Piteå	24.1	18,775	2,586
Träinformation AB	556093-5503	Stockholm	5.1	510	2
Rights of tenant-ownership					8,326
Other participations					3,004
Total other long-term securities holdings					13,918
Total parent company holding					**10,091,703**
Group holdings in associated companies					
Parent company direct holding according to above					60
Parent company major indirect holding					
Spectra Packaging Display Ltd		UK	50	4,500,000	57,690
Other					1,425
Total associated companies					59,175
Group other long-term securities holdings					
Parent company direct holdings according to above					13,918
Parent company major indirect holdings					
IL Returpapper			14.9	14,000	5,672
Other					2,211
Total group other long-term securities holdings					21,801
Total group holdings of shares and participations					**80,976**

1) The share of votes equals the share of capital for all units.

The complete statutory specification of the subsidiaries' holdings is included in the Annual Report submitted to the Swedish Patent and Registration Office. This specification is available upon request from AssiDomän AB, Corporate Communications, SE-105 22 Stockholm, Sweden.

Note 16 Liquid assets

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Short-term investments, see note 15	**2,281**	476	**2,027**	299
Receivables from subsidiaries	**–**	–	**1,581**	6,806
Cash and bank balances	**572**	711	**285**	369
Total	**2,853**	1,187	**3,893**	7,474

Note 17 Shareholders' equity

MSEK	Share capital	Restricted reserves	Non-restricted equity	Total
Group				
Shareholders' equity 31 Dec. 1998	2,367	7,428	5,982	15,777
Cash dividend to shareholders	–	–	–651	–651
Spin-off of Sveaskog	–	–	–794	–794
Costs directly related to the spin-off of Sveaskog	–	–	–35	–35
Translation differences *	–	–383	143	–240
Transfer between restricted and non-restricted equity	–	304	–304	–
Net loss	–	–	–863	–863
Shareholders' equity 31 Dec. 1999	2,367	7,349	3,478	13,194
Cash dividend to shareholders	–	–	–710	–710
Provision to revaluation reserve **	–	9,604	–	9,604
Translation differences *	–	–20	–43	–63
Transfer between restricted and non-restricted equity	–	–1,095	1,095	–
Net profit	–	–	2,818	2,818
Shareholders' equity 31 Dec. 2000	**2,367**	**15,838**	**6,638**	**24,843**

MSEK	Share capital	Revaluation reserve	Statutory reserves	Non-restricted equity	Total
Parent company					
Shareholders' equity 31 Dec. 1998	2,367	–	3,573	5,994	11,934
Cash dividend to shareholders	–	–	–	–651	–651
Spin-off of Sveaskog	–	–	–	–695	–695
Costs directly related to the spin-off of Sveaskog	–	–	–	–35	–35
Net profit	–	–	–	26	26
Shareholders' equity 31 Dec. 1999	2,367	–	3,573	4,639	10,579
Cash dividend to shareholders	–	–	–	–710	–710
Group contributions	–	–	–	1,909	1,909
Tax effect on group contributions	–	–	–	–534	–534
Provision to revaluation reserve **	–	9,604	–	–	9,604
Net profit	–	–	–	2,338	2,338
Shareholders' equity 31 Dec. 2000	**2,367**	**9,604**	**3,573**	**7,642**	**23,186**

* The accumulated translation difference as of 1 January 2000, calculated from 1 January 1999, was MSEK –240. The translation difference for 2000 totalled MSEK 22, or MSEK –63 after adjustments for hedging effected. The accumulated translation difference as of 31 December 2000 was MSEK –303. The accumulated translation difference as of 1 January 2000 in companies divested during the year is negligible, and has not influenced profit or translation differences for the year.

** The write-up of forest land in AssiDomän AB totalling MSEK 13,340 was subject to 28% deferred tax, with the net amount of MSEK 9,604 posted to revaluation reserves.

Share redemption

An Extraordinary General Meeting on 9 October 2000 resolved that every fifth share in AssiDomän AB would be offered for redemption against cash payment of SEK 190. Shareholders with holdings corresponding to 98.1% of the capital accepted the offer, implying the redemption of 23,215,855 shares and MSEK 4,411 being transferred to AssiDomän AB's shareholders, of which MSEK 753 from non-restricted equity. Payment is scheduled for March/April 2001 following legal approval. After redemption, the number of shares will total 95,157,179.

Note 18 Pension provisions

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Pension provisions, PRI/FPG	**122**	211	**–**	–
Pension provisions, other	**992**	1,128	**642**	726
Total	**1,114**	1,339	**642**	726

In addition to customary contractual pension commitments on the labour market, which are charged against consolidated profits in the form of insurance premiums for ITP, STP, etc., consolidated profits and financial position are affected by substantial commitments for pensions and annuities taken over from the Swedish National Forestry Service, with effect from 1 July 1992 under the terms of the incorporation agreement.

AssiDomän's pension commitments include refutable pension commitments to certain employees, primarily of AssiDomän AB and AssiDomän Wood Supply AB. A provision has been made to cover these commitments corresponding to the amount expected to be paid. The remainder of the theoretical capital value is reported as a contingent liability of MSEK 18 (25).

Provision for industrial injuries and the proportion of the pension commitment that is not yet tax deductible is posted under Other provisions, together with the aforementioned refutable pension liability. This provision amounts to MSEK 221 (171) in the parent company and MSEK 345 (344) in the group.

Note 19 Tax provisions

Tax provisions for the parent company and group as of 31 December 2000 include MSEK 3,736, comprising 28% deferred tax on write-ups of fixed assets of MSEK 13,340. The provision has been made directly against shareholders' equity, see note 17.

Note 20 Interest-bearing liabilities

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Long-term liabilities				
Bond issues				
Loan 2 5.35%, 1998–2001	**–**	171	**–**	171
Other 5.18%, 1998–2002	**99**	99	**99**	99
Utilised under MEUR 1,000 Euro Medium Term Note programme	**283**	2,136	**283**	2,136
Utilised under MSEK 2,000 Medium Term Note programme	**225**	1,235	**225**	1,235
Promissory note loan AMF-STP loan, 1998–2003	**181**	181	**181**	181
Other liabilities	**148**	195	**0**	1
Total	**936**	4,017	**788**	3,823
Current liabilities				
Bond issues				
Loan 2 5.35%, 1998–2001	**171**	–	**171**	–
Utilised under MUSD 750 Euro Commercial Paper programme	**–**	1,327	**–**	1,327
Utilised under MSEK 5,000 Swedish Commercial Paper programme	**2,632**	2,363	**2,632**	2,363
Utilised under MSEK 2,000 Medium Term Note programme	**20**	–	**20**	–
Liabilities to subsidiaries	**–**	–	**5,320**	3,514
Other liabilities	**229**	646	**10**	10
Sub-total	**3,052**	4,336	**8,153**	7,214
Total	**3,988**	8,353	**8,941**	11,037

Maturity structure for external interest-bearing liabilities, 31 Dec. 2000

MSEK	Group Total	Group of which leasing liabilities	Parent company Total	Parent company of which leasing liabilities
2001	3,052	13	2,833	–
2002	148	18	99	–
2003	331	17	306	–
2004	124	19	100	–
2005	13	9	0	–
2006 and beyond	320	31	283	–
Total	3,988	107	3,621	–

Interest-bearing liabilities as of 31 Dec. 2000 distributed by currency including derivatives associated with liabilities

Currency	Group 2000 MSEK	Group 2000 Proportion, %	Group 1999 MSEK	Group 1999 Proportion, %
MSEK	**2,278**	**57**	4,125	49
MEUR	**1,056**	**27**	2,799	34
MDKK	**436**	**11**	227	3
MGBP	**107**	**3**	141	1
MSKK	**56**	**1**	111	1
MCHF	**47**	**1**	62	1
Other	**8**	**–**	888	11
Total	**3,988**	**100**	8,353	100

Note 21 Non-interest-bearing liabilities

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Long-term liabilities				
Liabilities to subsidiaries	**–**	–	**555**	4,788
Other long-term liabilities	**33**	45	**5**	–
Total	**33**	45	**560**	4,788
Current liabilities				
Customer advances	**18**	10	**–**	–
Accounts payable	**1,904**	2,396	**52**	58
Liabilities to subsidiaries	**–**	–	**49**	50
Tax liabilities	**119**	485	**–**	–
Liabilities to the State to settle against agreed shareholders' contribution	**18**	28	**18**	28
Other current liabilities	**484**	508	**38**	48
Accrued costs and deferred income	**1,278**	1,299	**457**	422
Total	**3,821**	4,726	**614**	606
Total non-interest-bearing liabilities	**3,854**	4,771	**1,174**	5,394

Liabilities to the State
The liabilities to the State arose in connection with the incorporation agreement whereby AssiDomän took over the operations of the Swedish National Forest Service and most of its assets and liabilities.

Note 22 Assets pledged

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Property mortgages				
Collateral for liabilities to credit institutions	**334**	448	**–**	–
Collateral for liabilities to other lenders	**8**	8	**–**	–
Total	**342**	456	**–**	–
Chattel mortgages				
Collateral for liabilities to credit institutions	**12**	109	**–**	–
Collateral for liabilities to other lenders	**–**	–	**–**	–
Total	**12**	109	**–**	–
Bank deposits	**5**	9	**3**	8
Leased assets	**142**	492	**–**	–
Total	**501**	1,066	**3**	8

Note 23 Contingent liabilities

MSEK	Group 2000	Group 1999	Parent company 2000	Parent company 1999
Guarantees on behalf of subsidiaries	**–**	–	**206**	85
Other contingent liabilities for subsidiaries	**–**	–	**13**	146
Guarantees and other contingent liabilities	**21**	315	**4**	127
Capital value of pension commitments in excess of those stated among liabilities	**18**	25	**–**	–
Total	**39**	340	**223**	358

Capital value of pension commitments in excess of amount posted to liabilities, see also Note 18.

Note 24 Appropriations, parent company

MSEK	Parent company 2000	Parent company 1999
Shareholder contribution to subsidiaries	**–**	–460
Change in capital-based reserve	**37**	37
Transfer to replacement reserve for land	**–220**	–
Utilisation of replacement reserve for land	**–**	451
Change in tax allocation reserve	**124**	–16
Change in foreign exchange reserve	**0**	1
Difference between depreciation according to plan and book depreciation	**8**	10
Pension provisions, surplus	**–74**	–57
Total	**–125**	–34

Note 25 Untaxed reserves, parent company

MSEK	Parent company 2000	Parent company 1999
Accumulated depreciation in excess of plan		
Machinery and equipment	**7**	14
Buildings	**15**	16
Land improvements	**1**	1
Other		
Capital-based reserve	**–**	37
Replacement reserve for land	**220**	–
Tax allocation reserve	**91**	215
Foreign exchange reserve	**1**	1
Pension provisions, surplus	**171**	97
Total	**506**	381

Proposed appropriation of profit

Non-restricted equity as stated in the Consolidated Balance Sheet is MSEK 6,638.
In addition to the allocation to statutory reserves in AssiDomän AB, no allocation to restricted reserves is proposed.

Non-restricted equity in the parent company comprises	
Retained earnings, SEK	3,929,083,364
Group contribution after tax effect, SEK	1,374,279,306
Net profit, SEK	2,338,585,376
	7,641,948,046

The Board of Directors and President propose	
an allocation to statutory reserves of SEK	1,835,004
a dividend to shareholders of SEK 6.50 per outstanding share excluding redeemed shares, totalling 95,157,179 shares	618,521,664
and that the remainder be carried forward, SEK*	7,021,591,378
	7,641,948,046

The proposed dividend may be complemented by the spin-off of AssiDomän AB's shareholding in Billerud AB.

* Retained earnings will be reduced by SEK 752,910,527 in connection with the payment to shareholders relating to the resolved share redemption. The payment totalling SEK 4,411,012,450 is scheduled for March/April 2001. See also note 17.

Stockholm, Sweden 13 February 2001

Bernt E. Magnusson
Chairman

Björn Björnsson

Jan Blomberg

Hans Carlsson

Gunnel Duveblad

Roland N Johanson

Roland A Johansson

Lars-Olof Pettersson

Carl Wilhelm Ros

Per Tegnér

Gunnar Palme
President

Our Audit Report was submitted on 6 March 2001

Stefan Holmström
Authorised Public Accountant
KPMG

Owe Wallinder
Authorised Public Accountant
KPMG

Audit Report

To the Annual General Meeting of shareholders of AssiDomän AB (publ)
Corporate identity number 556016-9020

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of AssiDomän AB for the year 2000. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and the circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of Shareholders that the profit and loss accounts and balance sheets of the Parent Company and the Group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, Sweden, 6 March 2001

Stefan Holmström
Authorised Public Accountant
KPMG

Owe Wallinder
Authorised Public Accountant
KPMG

The Board


Per Tegnér
Hans Carlsson
Björn Björnsson
Roland A Johansson
Gösta Utterström
Gunnar Palme
Roland N Johanson
Gunnel Duveblad
Bernt E. Magnusson
Carl Wilhelm Ros
Kenth Strandberg
Lars-Olof Pettersson
Jan Blomberg

Board members

Bernt E. Magnusson, born in 1941.
Ph.D.Pol.Sc.
Chairman of AssiDomän's Board since 1999.
Chairman of Dyno Nobel ASA and Swedish Match AB.
Deputy Chairman of AvestaPolarit AB and Net Insight AB. Member of the Boards of Volvo Car Corporation, Höganäs AB, Nordea AB, ArosMaizels Corporate Finance, Emtunga International AB, Förvaltningsaktiebolaget Stattum and the Federation of Swedish Industries. Advisor to the European Bank for Reconstruction and Development.
Family shareholding in AssiDomän: 7,280.

Björn Björnsson, born in 1946.
M.Pol.Sc.
Member of AssiDomän's Board since 1999. Financial consultant. Member of the Boards of Billerud AB, Fastighets AB Tornet and B & N Nordsjöfrakt AB.
Family shareholding in AssiDomän: 6,000.

Jan Blomberg, born in 1939.
B.Sc.Econ. Stockholm School of Economics.
Member of AssiDomän's Board since 2000.
Chairman of Handelsbanken, Regionbank Stockholm City.
Deputy Chairman of Drott AB, Member of the Boards of Skandia Investment AB, Haldex AB, Capio AB, Swedish Match AB, Besam AB, Byggelit AB and Svenska Spel AB.
Family shareholding in AssiDomän: 1,000.

Hans Carlsson, born in 1932.
Member of AssiDomän's Board since 1993.
President of ASSI AB 1983–1993. Member of ASSI's Board 1977–1993. Member of the Swedish National Forest Service's Board 1983–1992. Member of the Boards of Tumba AB and SIAR.
Family shareholding in AssiDomän: 1,112.

Gunnel Duveblad, born in 1955.
Member of AssiDomän's Board since 1999.
Responsible in Europe for IBM's services in applications management and maintenance and member of the corporate management of IBM Svenska AB.
Member of the Board of Skandiabanken.
Family shareholding in AssiDomän: 1,040.

Roland A Johansson, born in 1947.
Member of AssiDomän's Board since 1998.
Employee representative (the Swedish Industrial Salaried Employees' Association, SIF). SIF Chairman AssiDomän Kraftliner.
Family shareholding in AssiDomän: 65.

Roland N Johanson, born in 1943.
Member of AssiDomän's Board since 1993.
Member of the Swedish National Forest Service's Board 1985–1992.
Employee representative (the Swedish Union of Forest Workers, SSAF).
Member of the Board of SSAF.
Family shareholding in AssiDomän: 260.

Gunnar Palme, born in 1954.
LL.B.
Member of AssiDomän's Board since 1999.
President and Chief Executive Officer.
Family shareholding in AssiDomän: 3,500.
Number of options in AssiDomän: 24,000.

Lars-Olof Pettersson, born in 1952.
Regular member of AssiDomän's Board 1993–30 June 1995, deputy 1 July 1995–31 December 1998, regular Board member from 1 January 1999. Deputy member of ASSI's Board 1988–1991, regular Board member 1991–1993. Chairman of AB Pite Energi. Chairman of the Swedish Paper Workers' Union, branch 37. Chairman of the City Council and Member of the City Executive Board, Piteå.
Family shareholding in AssiDomän: 130.

Carl Wilhelm Ros, born in 1941.
Ph.D.Pol.Sc.
Member of AssiDomän's Board since 1999.
Chairman of Atle, Framfab and VLT AB.
Member of the Boards of NCC AB, LKAB, SEB and ProfilGruppen.
Family shareholding in AssiDomän: 1,300.

Per Tegnér, born in 1944.
B.Sc.Econ. Stockholm School of Economics.
Member of AssiDomän's Board since 1994.
Director General of the Swedish National Space Board. Chairman of TTA Technotransfer AB.
Member of the Board of Svenska Rymdaktiebolaget.
Family shareholding in AssiDomän: 500.

Deputy members

Gösta Utterström, born in 1946.
Deputy member of AssiDomän's Board since 1993.
Employee representative (the Swedish Union of Forest Workers, SSAF).
Family shareholding in AssiDomän: 845.

Kenth Strandberg, born in 1947.
Deputy member of AssiDomän's Board since 1 January 2000. Employee representative (Ledarna).
Family shareholding in AssiDomän: 0.

Auditors

Stefan Holmström, born in 1949.
Authorised Public Accountant, KPMG.
Auditor of AssiDomän AB since 1994.
Family shareholding in AssiDomän: 0.

Owe Wallinder, born in 1949.
Authorised Public Accountant, KPMG.
Auditor of AssiDomän AB since 2000.
Deputy auditor of AssiDomän AB 1994–2000.
Family shareholding in AssiDomän: 0.

DEPUTY AUDITORS

Ingrid Hornberg Román, born in 1959.
Authorised Public Accountant, KPMG.
Deputy Auditor of AssiDomän AB since 2000.
Family shareholding in AssiDomän: 0.

Thomas Nilsson, born in 1957.
Authorised Public Accountant, KPMG.
Deputy Auditor of AssiDomän AB since 2000.
Family shareholding in AssiDomän: 0.

Stated shareholdings correct as of 1 January 2001.

Board and Board actions

The Board is composed of eight members appointed at the Annual General Meeting and three members, with two deputies, elected by the employees.

The President is a member of the Board. Other employees participate in Board meetings to present reports or in an administrative capacity.

The Board has adopted procedural rules that stipulate the division of responsibility between the Board and the President, as well as instructions for financial reporting.

The Board had seven regular meetings in the financial year 2000, which followed an agenda determined in advance. In addition, extraordinary Board meetings were held when required.

The Chairman monitors operations and progress, ensuring that Board members regularly receive the information they require to be able to monitor the corporation's and the group's position, financial planning and progress. The Chairman confers with the President when strategic issues arise and represents the company on ownership issues.

The Chairman of the Board is also responsible for ensuring that the Board fulfils its obligations under the Swedish Companies Act. The Board exercises supervision to ensure that the President conducts his duties.

The Board is responsible for ensuring that the Company's organisational resources are suitable for their purpose. The Board therefore regularly evaluates the company's routines, guidelines, management and investment of the company's funds. The Board decides the budget and strategic plan for the company and the group, monitoring the progress of operations in terms of budgets and strategic plans.

President

The President leads operations within the framework established by the Board. The President produces the information and underlying data for decisions required ahead of Board meetings and submits reports, thereby submitting proposals for Board decision. Each month, the President provides the Board with the information it needs to monitor the company's and the group's position, liquidity and progress. In addition, the President keeps the Chairman of the Board informed about the company's operations on an ongoing basis.

Other

The principal owner and Chairman consult with major shareholders regarding proposals for the election of Board members and auditors, as well as fees to Board members and Auditors ahead of each Annual General Meeting.

The company has a Remuneration Committee to determine salaries and other employment terms, pension benefits and bonus system for the President and a defined group of senior executives.

The Committee is chaired by Bernt Magnusson; other members are Jan Blomberg, Carl Wilhelm Ros and Per Tegnér.

Senior Management

Executive Group Management

Gunnar Palme
President and Chief Executive Officer.
Family shareholding in AssiDomän: 3,500.
Number of options in AssiDomän: 24,000.

Roger Asserståhl
Executive Vice President and Deputy CEO.
Family shareholding in AssiDomän: 390.
Number of options in AssiDomän: 16,000.

Sven Eric Lundström
Executive Vice President, CFO.
Family shareholding in AssiDomän: 374.
Number of options in AssiDomän: 16,000.

Business unit managers

CORRUGATED

Hans Lindecrantz
Family shareholding in AssiDomän: 260.
Number of options in AssiDomän: 12,000.

CONTAINERBOARD

Torbjörn Pettersson
Family shareholding in AssiDomän: 0.
Number of options in AssiDomän: 16,000.

CARTONBOARD

Lars-Ola Almberg
Family shareholding in AssiDomän: 0.
Number of options in AssiDomän: 0.

TIMBER

Anders Nilsson
Family shareholding in AssiDomän: 260.
Number of options in AssiDomän: 8,000.

FORESTRY

Jonas Jacobsson
Family shareholding in AssiDomän: 585.
Number of options in AssiDomän: 16,000.

Group staff managers

BUSINESS INTELLIGENCE & INVESTOR RELATIONS

Peter Månsson
Family shareholding in AssiDomän: 0.
Number of options in AssiDomän: 8,000.

COMMUNICATIONS

Berit Hallberg
Family shareholding in AssiDomän: 1,952.
Number of options in AssiDomän: 8,000.

CORPORATE IT

Kenneth Bolinder
Family shareholding in AssiDomän: 0.
Number of options in AssiDomän: 8,000.

FINANCE

Johan Lagercrantz
Family shareholding in AssiDomän: 0.
Number of options in AssiDomän: 8,000.

HUMAN RESOURCES

Anna-Lena Nyberg
Family shareholding in AssiDomän: 864.
Number of options in AssiDomän: 8,000.

LEGAL AFFAIRS

Olle Lindqwister
Family shareholding in AssiDomän: 780.
Number of options in AssiDomän: 8,000.

PLANNING & CONTROL

Björn Olhans
Family shareholding in AssiDomän: 200.
Number of options in AssiDomän: 8,000.

RISK MANAGEMENT

Per Sjölander
Family shareholding in AssiDomän: 260.
Number of options in AssiDomän: 8,000.

Support functions

PURCHASING

Urban Svensson
Family shareholding in AssiDomän: 195.
Number of options in AssiDomän: 0.

LOGISTICS

Ragnar Thulin
Family shareholding in AssiDomän: 674.
Number of options in AssiDomän: 8,000.

WOOD SUPPLY

Anders Dahlqvist
Family shareholding in AssiDomän: 195.
Number of options in AssiDomän: 8,000.

Stated shareholdings correct as of 1 January 2001.

Stock option programme

25 senior AssiDomän executives acquired a total of 284,000 call options in AssiDomän AB in November 1999. Another senior executive acquired 8,000 call options in 2000. Under the terms of this offering, the executives concerned have acquired a package consisting of two different call options.

The exercise price for the call options that expire on 8 March 2002 is SEK 156.50. For call options that expire on 8 March 2005, the exercise price is SEK 174. The options have been issued by a market player and imply no commitment by AssiDomän AB or its shareholders.


Executive Group Management
Group staff functions
Business units
Corrugated
Containerboard
Cartonboard
Timber
Forestry
SUPPORT FUNCTIONS
PURCHASING
LOGISTICS
WOOD SUPPLY

ANNUAL REPORT INCLUDING ENVIRONMENTAL REPORT 1999




01 NOV 29


AssiDomän

CONTENTS

The Report of the Directors comprises pages 14–41 and part of page 42.
The Environmental Report on pages 44–56 has not been examined by the Company's auditors.

INFORMATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING

Shareholders in AssiDomän AB (publ.) are hereby summoned to the Annual General Meeting to be held on Monday, 17 April 2000 at 4 p.m. at Cirkus, Kungliga Djurgården, Stockholm, Sweden.

NOTIFICATION OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must

be recorded as shareholders in the Shareholders' Register kept by the Swedish Securities Register Centre (VPC AB) on Friday, 7 April 2000,

notify the company of their intention to attend the Meeting no later than Tuesday, 11 April 2000 at 4 p.m.

Notification of attendance at the Annual General Meeting may be made by sending a fax to +46 8 655 94 17 or by writing to AssiDomän AB, Legal Affairs, SE-105 22 Stockholm. Notification can also be made by e-mail to legal@asdo.se

When notifying attendance shareholders must give their name, personal identity or registered number, address and telephone number.

Shareholders whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Meeting, request that their shares be temporarily re-registered in their own names in the register of shareholders maintained by VPC AB. Such registration must be effected on Friday, 7 April 2000. Shareholders are requested to inform their nominees in good time prior to this date.

AssiDomän will confirm receipt of notification of attendance by sending an admission card which should be shown at the entrance to Cirkus.

DIVIDEND

The Board of Directors proposes a dividend to shareholders of SEK 6.00 per share. The record date for dividends is proposed as Thursday, 20 April 2000. If the Annual General Meeting decides in accordance with this proposal, dividends are expected to be sent from VPC AB on Thursday, 27 April 2000.

FINANCIAL CALENDAR

Interim reports for 2000 will be published on the following dates:

Interim Report January–March	4 May
Interim Report January–June	3 August
Interim Report January–September	6 November

All financial information is available in English and Swedish and may be ordered from AssiDomän Corporate Communications.

KEY EVENTS

- The subsidiary Sveaskog AB was distributed to shareholders which resulted, among other things, in a reduction in Swedish state ownership in AssiDomän AB from 50.2% to 35.5%.
- A largely new board was appointed in June.
- Gunnar Palme took over as president and CEO on 1 September.
- The Profit Improvement Program was launched as a comprehensive project to improve profitability and efficiency.
- The work of establishing AssiDomän's future direction and structure started and led, among other things, to the following
  – a decision to initiate the sale of the Cartonboard business unit with the cartonboard mill in Frövi
  – a Letter of Intent signed with the Austrian company Frantschach AG regarding the sale of all AssiDomän's sack plants, the Dynäs and Sepap paper mills, and the Barrier Coating business unit.

- The co-operation between AssiDomän and WWF, to promote sustainable forestry, received an award for the best industrial environmental work in the Swedish section of the "European Environmental Awards 2000".
- Key ratios for sustainable development and eco-efficiency show that environmental efforts have resulted in improvements in several prioritised areas.





49



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77

FINANCIAL KEY FIGURES, GROUP

	1999	1998	1997	1996	1995
Net turnover, MSEK	**24,497**	23,993	20,725	18,548	21,016
Profit after net financial items (excl. write-downs), MSEK	**839**	1,004	1,462	1,713	4,346
Write-down of fixed assets, MSEK	**–1,540**	–	–	–	–
Profit/loss after net financial items (incl. write-downs), MSEK	**–701**	1,004	1,462	1,713	4,346
Net profit/loss for the year, MSEK	**–863**	710	772	1,407	3,418
Net earnings per share (excl. write-downs), SEK	**3.51**	6.00	6.50	11.90	28.90
Net earnings per share (incl. write-downs), SEK	**–7.29**	6.00	6.50	11.90	28.90
Cash flow per share, SEK	**19.70**	22.80	24.10	24.40	43.50
Return on equity (excl. write-downs), %	**3**	5	5	9	26
Return on equity (incl. write-downs), %	**neg**	5	5	9	26
Return on capital employed (excl. write-downs), %	**6**	7	9	11	28
Average number of employees	**17,060**	17,543	16,914	13,648	13,119

Definitions, see page 25

ENVIRONMENTAL KEY RATIOS, GROUP

	1999	1998
Felling in relation to growth in Group forests, incl. forest not under cultivation, %	**68**	74
Proportion of renewable raw material in AssiDomän's products, %	**97**	97
Total fuel consumption/value added, MJ/SEK	**4.9**	5.3
Total electricity consumption/value added, kWh/SEK	**0.31**	0.32
Biofuel proportion of total fuel requirements, %	**63**	60
Operations with certified/registered environmental management system, % of the Group's net turnover	**64**	58



"My key task and that of Group management has been **to increase the tempo of the work of improving efficiency and profitability** after the rapid expansion of recent years. It has also been important to strengthen the work of defining the future structure and strategy of the Group and its units **in order to find a clear direction and focus for our business.**"

In 1999, AssiDomän's development was characterised by management changes and the distribution of Sveaskog.

The formation of Sveaskog, with nearly 900,000 hectares of forest land, the distribution of the company to AssiDomän's shareholders, and the Swedish state's takeover of the whole of Sveaskog, marked an important turning-point in many respects. As a result of this transaction, the Swedish state's ownership stake in AssiDomän was reduced from over 50% to 35.5%, and private ownership in the Group increased by a corresponding amount.

The deal was also of fundamental importance for AssiDomän's forestry operations and what is known as the core area strategy. It resulted in a continued concentration of forest holdings to geographically and strategically important areas close to the Group's production plants. Even after the Sveaskog transaction, AssiDomän is a very large forest landowner. This means that we have both a responsibility and a key role to play in the future development of forestry and timber flows in Sweden.

EARNINGS TREND

In market terms the year got off to a weak start for our packaging-related operations. A continued strong economy in North America and a steady recovery in Europe and Asia contributed to a gradual strengthening of the market and demand rose. This applied in particular to pulp, liner and barrier-coated products. The market for sack and kraft paper also improved. Demand for corrugated board and cartonboard also rose in the latter part of the year.

The increased sales volume, however, is not reflected in the earnings trend, although I can say that profitability in the industrial operations improved slightly. Excluding provisions for restructuring costs, a loss of volume due to production shutdowns and other items affecting comparability, there was also a positive trend in the fourth quarter.

Taking the year as a whole, we performed better in the Corrugated & Containerboard business area, where earnings improved, and in Cartonboard where the productivity trend is now positive again. These improvements were to some extent also due to the efficiency enhancement measures starting to have an effect.

Against the background of weak profitability in parts of AssiDomän's operations, we have written down the value of several of the Group's fixed assets within Sacks & Kraft Products, Corrugated & Containerboard and Wood Products & Timber. These write-downs have been charged against fourth quarter earnings in the amount of MSEK 1,540.

PROFITABILITY AND STRATEGY

My key task and that of Group management has been to increase the tempo of the work of improving efficiency and profitability after the rapid expansion of recent years. It has also been important to strengthen the work of defining the future structure and strategy of the Group and its units in order to find a clear direction and focus for our business.

The intention is to expose values and create competitive structures, particularly from the shareholders' point of view.

Activities have focused on finding the strategic direction and suitable structures as well as an action plan for profitability improvements, the Profit Improvement Program. Within the framework of measures to improve profitability, no less than 70 different efficiency and profit enhancement projects have been started at the Group's pulp and paper mills. They are grouped under eight main projects depending on character and content, and co-ordinated so that competence and experience can be used effectively across organisational borders.

As early as in the first quarter of 2000, I expect concrete results from efficiency and productivity improvements. At the same time, we are taking action to increase sales and revenues through aggressive marketing towards individual customers and market segments. Many of our high-quality products are now marketed on a global basis. We are also performing detailed analyses so that we can better understand and meet our customers' current and future requirements. We are making active efforts to find the most profitable segments, products and markets.

The starting position is good, not least in view of the opportunities that well-invested and high-class production facilities can provide. The profitability and efficiency improvement programme is designed to make us so strong that it will be our own abilities that decide success. This will make us less sensitive to cyclical change.

Most tangible changes, however, are a result of continuous, daily efficiency and consolidation. Among such measures, I would like to mention the concentration of our corrugated board operations in France and Italy through the sale of operations outside the core business and structural reinforcements. The production structure at the corrugated board plants in Spain is also being streamlined and strengthened.

In the sack operations, considerable profitability improvements have been achieved through continued rationalisation and concentration to fewer and more effective production plants in Germany, Belgium and the UK.

This will lead to a considerable improvement in competitiveness in each product area and market and therefore to enhanced profitability.

ENVIRONMENTAL WORK

Active environmental work provides strategic value added. Environmental awareness among consumers is strong today. This is why it is important for us at AssiDomän to continue our active environmental work, not least with regard to informing various stakeholders, both external and internal, about wood-fibre based products' positive role in a long-term, sustainable society. In the long run this strengthens the AssiDomän brand and will increase demand for our products.

AssiDomän has expanded into new markets since the start, where we encounter many different environmental traditions. The Group's environmental policy from 1995 has proved to be an excellent tool for developing and guiding our environmental efforts. We have also made considerable progress with environmental management systems in many parts of the Group and all the pulp and paper mills will soon be certified. Work is now intensifying to introduce these systems fully in the conversion stage as well.

Our environmental work is also about caring for our countryside, the biological diversity in our forests, about environmental consideration in the daily work. It is therefore important to give everybody the support and training they need. This applies to our employees in the forests and our industries, both our own people and contractors. Dedicated employees are needed as a driving force for continual improvement of both the external and working environment in our operations. I therefore regard training as one of the most important environmental measures.

Successful marketing of FSC-labelled products continued during the year. Communication and co-operation with external stakeholders are important for long-term environmental work. We therefore co-operate with the environmental organisation WWF to support the establishment and extension of the FSC certification system. This was acknowledged during the year with a prestigious award which inspires us to continued, assertive environmental work.

VALUES AND WORKING METHODS

Since joining AssiDomän's management, I have constantly found proof of strong dedication and high competence at every level in the organisation. I see a willingness to develop and improve as a basic prerequisite for a continued change process and for living up to a high quality in the way we work and meet the market and our customers.

It is also important to highlight other, intangible values, apart from the purely economic. Profitability and efficiency require well-functioning communication between employees, a common

approach and efforts to achieve a clear goal. The process of change must therefore include matters related to the Group's goals, visions and values.

Management's task during the autumn has been, and will continue to be, making the best use of and channelling competence and dedication in order to be the customer-oriented and profitable company that we endeavour to be. The way we make decisions, conduct business, manufacture and market our products, our customer relationships, in fact everything we undertake, must be viewed in the light of customer requirements, as a coherent flow, a process.

Our working methods must also be developed in order to reach new customers and more markets. The Internet and electronic commerce must be part of our business process.

STRUCTURE AND STRATEGY

Strategic work and the review of our structure are guided by efforts to focus and concentrate operations, to identify those segments where the Group has strong or potential positions which can provide long-term profitability.

We must make strategic choices. We must focus and invest in operations and businesses where we have the opportunity to assume a leading position. In the long term it is not possible to build up and defend a leading position in too many areas without diluting resources. To survive in the long run, we must be truly competitive, both geographically and within selected product segments.

This is how we reasoned when we made the decision to sell the Cartonboard business unit with the mill in Frövi, and with regard to new ownership solutions for parts of Sacks & Kraft Products and for Barrier Coating.

AssiDomän will consist of fewer operations in the near future, but at the same time we will be a far more focused group, with packaging, wood products and forestry as core operations. Our size and position in these areas allow us to play an active role in, and to influence, the structural changes in these sectors. We will continue to develop competitiveness and profitability in the restructured AssiDomän.

Once the current sales are completed and a decision on our future focus has been made, AssiDomän's capital structure will be adapted. The alternatives we are considering are a dividend, repurchase or redemption of shares for part of the proceeds from these sales.

GUNNAR PALME
President and Chief Executive Officer



"The way we make decisions, conduct business, manufacture and market our products, our customer relationships, in fact everything we undertake, must be viewed in the light of customer requirements, as a coherent flow, a process."

At the beginning of 1999, an analysis was started of the Group's various operations from a strategic and value-creating perspective.

Following a long period of heavy investment and expansion, it was necessary to clarify different alternatives ahead of the next stage in the Group's development. This was especially motivated by the fact that AssiDomän's profitability and growth in value had lagged behind that of other companies in the industry. This review has been both extensive and unprejudiced in its approach. The goal of this analysis was to find a structure that will allow further development and thereby value creation.

This work was intended to:

- create a basis for decision on the content of the Group's future business portfolio
- identify the strategies and subsequent action required to strengthen each business unit's position and profitability.

From a portfolio perspective, a study was made of market size and growth, return, structure and trends in the industry, capital intensity and financial history. At business unit level, analyses included relative market share (own market share in relation to the three largest competitors), achieved customer value, competence and capital efficiency.

Placing market attractiveness in relation to the strategic strength of each unit provided a model for determining the Group's positioning.

The above phase of the review was completed at the end of summer 1999 and led to consideration of a number of alternatives for action.

At the same time, the first half of 1999 was affected by changes in management and intensive work to complete the Sveaskog project. In accordance with the decision at the Annual General Meeting in June, 887,000 ha of forest land were transferred to Sveaskog which was then distributed to shareholders. A largely new Board was also elected at the Annual General Meeting. Gunnar Palme was appointed as the new CEO and took up his post on 1 September.

GENERAL CONCLUSIONS

Industry

For a number of years, forest products companies have had low returns as well as a highly cyclical earnings curve. Investments to increase capacity have led to temporary imbalances between supply and demand. At the same time, tied-up capital has increased. With few exceptions, the ability to create value has been low. As a result of a growing number of alternative investment opportunities for asset managers, the forest products industry has been increasingly marginalised on the stock market.

The industry must show that it can create long-term growth in value if it is to be able to attract venture capital in the future. There is a clear need for change and a number of driving forces that influence industry trends today can be identified.

FOREST PRODUCTS INDUSTRY'S SHARE OF THE OM STOCKHOLM EXCHANGE GENERAL INDEX, 1980–2000


11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
30/12/80
30/12/85
28/12/90
29/12/95
23/02/00
Year

Source: Affärsvärlden

Economies of scale

The drive to exploit economies of scale is leading to larger machines and production plants and therefore to even higher capital intensity. Larger machines increase demands for consolidation and concentration to maximise productivity and optimise capital utilisation. Large companies also have more resources to conduct product development. Niche players that can act globally will remain, alongside larger production structures with a broader product portfolio.

Globalisation

Trade barriers are coming down and downstream consolidation is accelerating. When the market grows outside its traditional home base and demand becomes increasingly global, pressure mounts on the supply chain to meet this change. Greater customer orientation in the producer stage is needed. Globalisation is also a driving-force for concentration and growth.

Focusing

The pace of change is constantly accelerating and this places new demands on traditional companies. Competition is intensifying due to an increasingly global market and new methods of reaching and cultivating customers. The use of new IT solutions will in all probability require further changes in working methods and organisational structure. This will require the ability to adapt faster. Taken overall, this means that there is a need to concentrate efforts to fewer segments.

The diagram on the next page indicates the characteristics of tomorrow's winners.

Superior customer orientation and closeness through segmentation and differentiation

Economy of scale and potential to yield efficiency and control of cost and capital

Share-holder value growth

Focusing on fewer segments and there achieve high relative market share

Size and skill to drive restructuring in order to enable consolidation and globalisation

ASSIDOMÄN

AssiDomän has a strong base with well-invested production plants and a developable market position in many areas. At the same time, profitability is too low and the structure is overgrown. Few parts of the Group have a sufficiently strong position, which means that continued development is necessary. In order to achieve a competitive structure with favourable opportunities for good profitability and growth in value, it was necessary to review the business portfolio. The conclusion was that AssiDomän lacks the resources to grow in all areas. A focus of the portfolio was required. The diagram below shows AssiDomän's different businesses according to the model described above.

Based on completed analyses, an implementation phase was started in the autumn which contains two main parts:

1. To implement profit improvement measures in order to reach the return target.
2. To implement necessary restructuring in order to obtain a focused business portfolio.


Market attractiveness
High
Medium
Low
Testliner
Cartonboard
Kraftliner
Barrier Coating
Wood products
Redwood
Bleached MG Kraft
Corrugated
Pulp
White-wood
Sacks
Sack & MF Kraft
Weak
Average
Strong
Strategic position

PROFITABILITY IMPROVEMENT MEASURES

Profit Improvement Program, PIP

The Group has been working with a number of cost-saving programmes for two years. In 1999, these were re-designed and incorporated into an overall, revised improvement programme. In the autumn, a support function was set up at Group level to co-ordinate the improvement work within, first of all, AssiDomän's mill structure. The key task of the support function is to set group-wide efficiency targets, decide which areas for improvement should be given priority and how follow-up should be carried out, all in order to increase the Group's earnings capacity. Responsibility for achieving the targets set rests with the operating units.

A project organisation has been set up to ensure that all available competence in the most important improvement areas is used and at the same time see that results and experiences are communicated to all the mills. This project is followed up on a monthly basis and is already starting to yield results.

To measure development the concept of real productivity has started to be used. This concept is based on a price-adjusted quotient showing the relation between revenues and costs. By measuring the change in this figure over time, the real productivity effects of different measures can be shown. A change in real productivity acts as a powerful lever on profit and return and is one way to focus internal efficiency enhancement.

Besides the work described above, the PIP includes a number of activities throughout the Group that are continuously measured, prioritised and complemented with new measures.

In 1999, the positive effect of action taken on the Group's operating profit is estimated at approximately MSEK 400. Ongoing and planned measures are expected to lead to an improvement in this year's operating profit of more than MSEK 1,000. This amount applies to the Group in its present structure.

STRUCTURAL MEASURES

The review has resulted in a number of strategic decisions.

Cartonboard

The Cartonboard business unit, with the board mill in Frövi, is to be sold. A sales process was initiated at the end of 1999. This decision was based on the fact that Cartonboard was insufficient in size to provide a long-term, sustainable good development. At the same time, the cartonboard segment is concentrated with relatively few producers. An expansion within AssiDomän was assessed as difficult. The mill in Frövi is in very good condition following investments and the prerequisites for a successful sale are regarded as good. The decision to sell the cartonboard operations was therefore a logical step in the streamlining of AssiDomän.

Kraft Products and Barrier Coating

At the beginning of February 2000, a letter of intent was signed with the Austrian company Frantschach regarding the cash sale of two paper mills, Sepap in the Czech Republic and Dynäs in Sweden, all the sack plants and Barrier Coating.

Kraft Products' market is stagnating and characterised by overcapacity, particularly in Europe. Sack conversion operations are under pressure from increased downstream consolidation. Although substantial consolidation has already occurred in recent years, the assessment is that further steps are necessary. A con-

tinued expansion for AssiDomän has been assessed as risky and of uncertain value for the Group's shareholders. Following evaluation of number of alternatives, a cash sale to Frantschach was found to be the best solution in terms of value. Two of the Swedish mills within Kraft Products, Karlsborg and Skärblacka, will be kept by AssiDomän.

Barrier Coating is an interesting operation that contains some segments with fast growth. The business area is small, however, and it will take too long to grow to a size that would justify a place within the Group in the long term.

In addition to the ongoing transactions described above, some small operations were sold at the end of 1999 or the beginning of 2000.

OPERATIONS REMAINING IN THE GROUP

Assuming the above transactions are completed, AssiDomän will have the following structure.

AssiDomän

Industry | Timber | Forestry

- Corrugated/ Containerboard
- Karlsborg and Skärblacka

Corrugated & Containerboard

AssiDomän's operations are third-largest in Europe in this area. The business area has a strong foundation with operations in a large number of European countries, well-invested and effective mills and plants. In some countries and product segments, AssiDomän has a very good position today.

Development of this position, however, will require additional measures. In the short term improved profitability has top priority. Key parts of this work are integration of units acquired in recent years, more efforts to work closer to customers, optimising the product mix and improving efficiency at the conversion stage.

At the same time, AssiDomän needs to identify which market it needs to be stronger in, or perhaps leave. The Group's paper balance, between mills and conversion and between virgin-fibre based and recycled-fibre based paper must be analysed.

Despite consolidation in recent years in the corrugated board market in Europe, there are still good opportunities for acquisition of both large and small local complementary operations. It is not AssiDomän's intention, however, to develop these operations through major acquisitions in the short term.

Karlsborg and Skärblacka

Both mills today have strong, competitive positions within their product areas, mainly bleached paper with not inconsiderable capacity for bleached market pulp. In the current favourable business climate, profitability is good.

The intention is to further develop this position by focusing on product and market development.

Timber

AssiDomän is Sweden's largest producer of sawn timber. For many years, the sawmill industry has been suffering from fragmentation, imbalance between supply and demand, and an inadequate customer focus. Profitability throughout the industry has with few exceptions been very low or non-existent. This situation is untenable in the long term.

Future work within AssiDomän's sawmills will entail additional profitability and efficiency enhancements in both production and marketing. No doubt there is also a need for larger structures in Sweden. AssiDomän intends to work actively for the formation of larger structures in this sector.

Forestry

The Group's forestry operations generate large and stable cash flows each year. Operating profit in the present market situation can be estimated at approximately SEK 1 billion per year. AssiDomän owns and cultivates 2.4 million ha of forest land and this is a major and important asset for the Group. The value of these forest assets, however, is represented on far too small a scale in the valuation of the entire Group. An evaluation is under way to determine how the future forest structure should look. The overall question is whether there is scope for new structures for forest ownership, where the value is reflected to a greater extent, without risking fibre supplies to the Group's industries.

FINANCIAL TARGETS AND CAPITAL STRUCTURE

A review of financial targets will be conducted once the above transactions are completed. A key part of the review will be the question of the Group's future capital structure. The aim is that the balance sheet should not be over-capitalised. Depending on the outcome of the current transactions, different alternatives will be considered for returning money to the shareholders, whereby repurchase of shares, redemption or dividend will be considered.

The existing financial targets apply for the time being.

THE GROUP'S FINANCIAL TARGETS

	1999	Average 1994–99	Target over a business cycle
Return on equity, %			
– excl. write-downs	**3**	10	13
– incl. write-downs	**neg**	9	13
Return on capital employed, %			
– excl. write-downs	**6**	10	14
Debt/equity ratio, times	**0.64**	0.35	0.60
Dividend yield, %	**5.4**	4.2	4.0

Definitions, see page 25

AssiDomän is one of Europe's leading forest products companies. Production includes packaging paper, packaging, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million ha of productive forest land in Sweden.

AssiDomän's main market is Europe. A growing portion of the Group's pulp and paper sales are also made to so-called overseas markets. Nearly 85% of sales are to customers outside Sweden.

Basic production is mainly located in Sweden. In addition to the forestry operations, this includes manufacture of packaging paper, for corrugated board, sacks and other advanced packaging products, as well as liquid and packaging board. The Group also operates pulp and paper mills in Italy, France, the Czech Republic and Slovakia. The mills in Italy and France manufacture recycled-fibre based grades.

Approximately 36% of the paper raw material is further processed into corrugated sacks. There are some 70 conversion plants in 17 countries – Sweden, Belgium, Croatia, the Czech Republic, Denmark, France, Germany, Italy, Lithuania, the Netherlands, Norway, Poland, Russia, Slovakia, Spain, Switzerland and the UK.

The total annual production capacity for packaging paper and board amounts to 2.2 million tonnes. Capacity for corrugated board manufacture is 2,200 million m², and capacity for sacks is one billion units.

The Group is the market leader in Europe in sack and kraft paper, second in sacks and barrier-coated products, third in corrugated board and liquid cartonboard and fifth in sawn timber.

Net turnover amounted to MSEK 24,497 (23,993) in 1999 and the average number of employees was 17,060 (17,543), of whom 64% (63) or 10,977 (11,113) were employed outside Sweden.

ASSIDOMÄN'S ORGANISATION


Executive Group Management
Group Staffs
Corrugated
Container-board
Sacks & Kraft Products 1)
Barrier Coating 2)
Carton-board 2)
Wood Products
Timber
Wood Supply
Forestry

1) All sack plants and the Dynäs and Sepap paper mills are being sold. 2) Sale in progress.

RAW MATERIAL AND PRODUCT FLOWS


FIBRE RAW MATERIAL
All figures are in million sm³ub.
Delivery/Sales from own forest: 5.1
External sales of pulpwood: 0.9
Pulpwood and chips purchases, external: 3.7
Pulpwood and chips purchases, Czech Republic and Slovakia: 1.7
Pulpwood deliveries to own plants: 1.0
Total fibre raw material: 7.2
Chips from own sawmills: 0.8
Sawlog deliveries to own plants: 1.9
Total sawlogs: 2.6
Sale of standing timber, external: 0.1
External sales of sawlogs: 1.2
Sawlog purchases: 0.7

Ownership of 2.4 million ha of productive forest land gives AssiDomän a significant, renewable raw material base.


PAPER, PULP, CARTONBOARD AND SAWN TIMBER
Recycled fibre and pulp: 595 ktonnes
Containerboard
Sack and kraft paper
50 ktonnes
Market pulp
Cartonboard
Sawn timber
CONVERTED PRODUCTS
Internal raw material: 560 ktonnes
External raw material: 900 ktonnes
Corrugated board
Sacks
Barrier-coated products
1,958 Mm²
670 ktonnes
908 million
450 ktonnes
1,077 Mm²
300 ktonnes
250 ktonnes
1.2 Mm³
Market

SHARE PRICE TREND

For AssiDomän's shares, 1999 can be divided into two halves. The first was a period of powerful upswings until 29 October and the second a relatively weak period during the rest of the year. 15 June was the first day when the shares were traded excluding Sveaskog. The value of the distribution of Sveaskog, calculated according to the National Tax Board's recommendation, amounted to SEK 40.27 per share or a total of MSEK 4,767, based on share price development between 14 and 15 June. In the text below prices before 15 June 1999 have been adjusted by a factor of 0.7851 in order to reflect the share price trend more accurately.

The year started well and the share price developed favourably, except for a few fluctuations, until the Annual General Meeting on 14 June when the price had risen 43% since the beginning of the year. In the same period, the Forest Products Index rose by 29.1% and the General Index by 16.6%. Subsequent development was weaker, but improved in August. The year's top listing was on 25 August when the maximum price paid was SEK 162. The share price then largely remained at the SEK 150–160 level until the nine-month report, which was published on 29 October. At that time the share price had risen more than 55% from which it fell 16% by 16 November under heavy trading. The share price then recovered somewhat towards the end of the year and the closing price for 1999 was SEK 138.50, which represented an increase of 37.8% for the full year. The lowest price for the year was noted on the very first trading day, 4 January, with SEK 100.50 (unadjusted SEK 128). The Forest Products Index rose by 63.5% during the year and the General Index by 66.4%.

FOREST PRODUCTS INDEX IN RELATION TO LOCAL EXCHANGE INDEX, 31 DECEMBER 1998–31 DECEMBER 1999

Exchange	Forest index change 1999, %	In relation to exchange index, %
Stockholm	63.5	–2.9
Helsinki	93.4	–68.6
London	40.3	22.5
New York	40.2	20.7
Toronto	47.0	17.3
Tokyo	6.8	–30.0

Source: Datastream, RMS

Up until 2 February 2000, the share price fell by more than 6% to SEK 130 (Forest Index –10.8%, General Index 16.9%).

The total return on an AssiDomän share from the listing day in April 1994 through 1999 is approximately 42.6%. Total return refers to the share's development on the exchange as well as dividends as if they had been continuously reinvested in AssiDomän's shares. This indicator includes the proposed dividend for 1999.

AssiDomän's market capitalisation at year-end 1999 was MSEK 16,395 (15,152). The figure for the previous year includes the distribution of Sveaskog as described above.

TRADING

AssiDomän's shares are listed on the OM Stockholm Exchange's A list, the list of most traded shares. A trading block consists of 100 shares and each share has a par value of SEK 20.

Average daily trading in 1999 was 192,385 shares, an increase of 92,774 compared with the previous year, or almost double. The turnover volume increased sharply from June when the Swedish State had acquired Sveaskog and reduced its ownership in AssiDomän. In 1999, a total of 48.5 (24.9) million shares were traded, corresponding to 41% of the total number of shares.

BETA AND CORRELATION COEFFICIENTS

The beta coefficient is a risk indicator that measures the volatility of a share compared with the rest of the stock exchange. The beta is normally reported for a 48-month period. According to the Stock Exchange's measurement, the beta coefficient of an AssiDomän share was 0.67 during the last 48-month period. With a beta coefficient of 1.0, the volatility of the share price would be exactly the same as the SX General Index. The correlation coefficient was 0.16 which means that 16% of the price trend for AssiDomän shares is explained by the total trend for the stock exchange.

OWNERSHIP STRUCTURE

The greatest change among AssiDomän's ten largest shareholders during the year was the reduction in the Swedish State's ownership from over 50% to 35.5%. This change is entirely attributable

SHARE PERFORMANCE AND TRADING VOLUMES, 1 JANUARY 1998–1 FEBRUARY 2000


SEK
No. of shares, millions
350
300
250
200
150
100
50
0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
30/12/97
03/03/98
05/05/98
08/07/98
04/09/98
03/11/98
07/01/99
08/03/99
07/05/99
09/07/99
07/09/99
04/11/99
05/01/00
1/2
1998
1999
2000
AssiDomän share
SX Forest Index
SX General Index
Volume, millions of shares

to the distribution of Sveaskog AB which was acquired by the State against payment in the form of AssiDomän shares. Other changes in the table are that Robur Fonder has sold its entire holding, and the inclusion of AMF Pension, SEB mutual funds and Zenit Fond among the ten largest shareholders at year-end.

Of the total share capital, 18.3% is held by shareholders with holdings of less than 500 shares, which adjusted for the Sveaskog transaction represents a reduction of approximately 2.2%. The number of shareholders in the company decreased by 19,133 to 253,835.

The proportion of foreign shareholders, adjusted for Sveaskog, decreased during the year by just over 1% to 17.5%. The majority of these shares are registered in the US.

When listing the largest shareholders in AssiDomän there is an element of uncertainty with regard to holdings registered outside Sweden. All Swedish shareholders are named in the registers kept by the Swedish Securities Register Centre (VPC AB), while foreign shareholders are normally registered under the names of nominees. For this reason, the table of largest shareholders only specifies Swedish shareholders even though unidentified foreign institutions may be among the largest shareholders.

OWNERSHIP STRUCTURE, 31 DECEMBER 1999


Other Swedish owners, 10.6%
Foreign owners, 17.5%
Swedish State, 35.5%
10 largest Swedish owners, excl. Swedish State, 18.1%
Owners of 1–500 shares 18.3%

Total number of shares: 118,373,034

KEY DATA PER SHARE

Based on the number of shares in issue on 31 December.
SEK per share except where stated otherwise.

	1999	1998	1997	1996	1995
Earnings after full tax	**-7.29**	6.00	6.50	11.90	28.90
Market price, 31 December	**138.50**	128.00	201.00	190.00	144.00
Average price during the year	**137.59**	190.79	214.26	157.65	161.45
Dividend [1]	**6.00**	5.50	5.50	5.25	5.00
Net turnover	**206.95**	202.70	175.10	156.70	177.50
Cash flow	**19.70**	22.80	24.10	24.40	43.50
Shareholders' equity	**111.46**	133.30	131.95	130.90	124.20
Net debt	**71.13**	81.10	58.95	19.20	19.40
Market price/cash flow, times	**7.0**	5.6	8.3	7.8	3.3
Market price/closing equity, %	**124.3**	96.0	152.3	145.1	115.9
Dividend/equity, %	**5.4**	4.1	4.2	4.0	4.0
Yield, %	**4.3**	4.3	2.7	2.8	3.5
Dividend/earnings, %	**-**	91.7	84.3	44.1	17.3
P/E ratio, times	**-**	21	31	16	5
EV/EBIT, times	**-**	16	17	13	4

[1] 1999 proposed dividend
Definitions, see page 25

TEN LARGEST SWEDISH SHAREHOLDERS, 31 DECEMBER 1999

Shareholder	Number of shares	% of shares and votes
Swedish State	42,006,486	35.5
Försäkringsbolaget SPP	4,857,758	4.1
Fourth AP Fund	4,160,415	3.5
AMF Pension	2,108,700	1.8
SEB mutual funds	2,031,340	1.7
Länsförsäkringar Wasa	1,769,025	1.5
Zenit Fond	1,752,000	1.5
SEB-Trygg Försäkring	1,548,700	1.3
Handelsbanken mutual funds	1,433,564	1.2
Swedish Industrial Salaried Employees' Association	976,560	0.8
Total 10 shareholders	**62,644,548**	**52.9**
Others	55,728,486	47.1
Total	118,373,034	100.0

The above list shows the ten largest registered shareholders in accordance with VPC's official register of shareholders at 31 December 1999. The total share of Swedish and foreign institutional investors was 76.7% (81.1) on the same date.

SHAREHOLDERS BY SIZE, 31 DECEMBER 1999

Size of shareholding	Number of shareholders	% of all shareholders	Number of shares	% of share capital
1–500	249,564	98.32	21,639,488	18.28
501–10,000	4,043	1.59	5,697,902	4.81
10,001–100,000	173	0.07	5,316,819	4.49
100,001–1,000,000	44	0.02	14,306,093	12.09
1,000,001–	11	0.00	71,412,732	60.33
Total	**253,835**	**100.00**	**118,373,034**	**100.00**

The main task of AssiDomän's Research and Development is to contribute towards the development of products that create value added for customers and increased profitability and competitiveness for the Group.

In the capital-intensive pulp and paper industry, development largely involves successive process optimisation and modification in order to improve qualities, continually improve production economy and minimise environmental impact.

R&D at AssiDomän is conducted through co-operation between resources at Group, business unit and factory level. The R&D organisation has a broad geographical spread which facilitates recruitment, network build-up and therefore knowledge transfer within the Group. The majority of the R&D resources are in Sweden, where most of the Group's basic production is located.

Of the total R&D investment of MSEK 230, approximately one-fifth is spent on external research. Co-operation with industry-wide institutes and academic institutions provides access to important knowledge for future success.

The purpose of development is to contribute to long-term profitability and competitiveness. During the year special investments were also made in a number of development projects which may contribute to improved competitiveness and profitability in a short time. These projects have been collected into a group-wide structure, the Booster Program. The maximum project period is two years, and the programme currently includes more than 40 projects.

The work of enhancing the efficiency of R&D operations includes both creative processes and generation of ideas as well as setting priorities and decisions on the most urgent projects. The business objectives are the driving force behind all the Group's development projects.

Major projects conducted in 1999 included:

PRODUCT DEVELOPMENT

Optimal packaging

Every packaging unit is subject to a number of different requirements with regard to properties and function. To identify these requirements and create optimal packaging solutions, AssiDomän has developed a new decision support system. The system is based on broad expertise and makes it possible to calculate how the packaging will function in different situations and therefore find effective solutions.

In co-operation with Semper Foods AB, Corrugated has developed a total packaging solution for powder-based products packed in bags with an outer corrugated packaging. This development work has resulted in packaging with excellent characteristics. The packaging solution earned a Nordic Scanstar award.

Patented multi-layer product

Barrier Coating's unit Inncoat, in Germany, supplies approximately 10 million m² of base materials for nappy tapes. Customer demand for a textile-like surface resulted in a new product based on layers of nonwoven/polythene/nonwoven/silicon. This development work was mainly carried out on the pilot extruder at Inncoat. The product is patented and has been launched successfully.

Coated paper

The pilot coater at the Frövi Tech Centre was used intensively during the year for further development of the Group's coated grades which include coated kraft paper, coated white-top liner and coated cartonboard. This expertise is now being used for the development of existing and new grades.

Printability

Printability demands are increasing throughout the entire product range, particularly for high-quality packaging paper with white surfaces, both coated and uncoated.

As part of efforts to meet customer requirements, a major training programme in printing technology for packaging has been attended by parts of the sales team and many customers. The training is based on a handbook in printing technology published by AssiDomän in eight languages, combined with a review of the results from test printing carried out on 25 of the Group's paper grades.

PROCESS DEVELOPMENT

Better chips quality

Improved chips quality leads to lower production costs and less end product variations. Improving wood utilisation when chipping in the sawmills allows a higher volume of chips to be used in pulp production instead of for fuel. This creates increased revenues for the sawmills and lower production costs for the pulp-producing units.

Pulp manufacturing in closed systems

Production of bleached pulp in closed systems has so far been difficult to achieve. Kraftliner and Frövi are making good progress towards successful implementation of such manufacturing. During the year continued development of the processes was carried out which provided increased awareness of the importance of the de-barking and washing process. This knowledge can now be used to influence and control the pulp's characteristics depending on applications and requirements.


Semper
Fullkorns-
välling

Semper's new cereal formula packaging – an effective packaging solution from AssiDomän.



Chokolade in Denmark

At the Corrugated business unit understanding of customers' special requirements is crucial for success in the market. AssiDomän Dansk Kraftemballage has developed packaging for Peter Beier Chokolade in Denmark that preserves the contents, attracts consumer attention and does justice to an exclusive product.

The Corrugated business unit is described on page 58.

CHANGES IN THE GROUP

The shares in the subsidiary Sveaskog AB, with approximately 900,000 ha of productive forest land, were distributed to shareholders in 1999. In conjunction with the distribution, the Swedish State offered to acquire shares in Sveaskog in exchange for part of its shareholding in AssiDomän AB. Following acceptance by more than 98% of the shareholders, the State's shareholding decreased from 50.2% to 35.5%.

An exchange of land was carried out with MoDo AB during the year when 81,000 ha of productive forest land in Norrbotten and Västerbotten was exchanged for 78,000 ha of productive forest land, mainly in south Norrland. The exchange has been included in the accounts for 1999 with no impact on earnings. AssiDomän sold 13,200 ha of the land it acquired to Sveaskog. This sale had an earnings impact of MSEK 56.

NEW BOARD OF DIRECTORS AND PRESIDENT

At AssiDomän AB's Annual General Meeting held in June 1999, a largely new Board was elected with Bernt Magnusson as the new Chairman. Gunnar Palme took over as President on 1 September.

EVALUATION OF FUTURE FOCUS

In 1999, an internal evaluation was started of AssiDomän's future focus and business portfolio. The aim is to find competitive structures as well as create shareholder value. All parts of AssiDomän have been evaluated in order to decide the best alternative, which may be to retain the operations for future development and expansion or to create new structures through a merger or sale.

The sale of the Cartonboard business unit was started at the end of the year. AssiDomän has decided that the unit has better development opportunities in a structure other than within AssiDomän, whose other operations are only integrated with Cartonboard to a limited extent. The sales process is expected to be completed before summer 2000.

On 1 January 2000, AssiDomän sold Niab Hestra AB and the Hestra sawmill to the sawmill group Vida AB. AssiDomän's strategy for the sawmill and wood business is focused mainly on redwood (pine). Hestra is exclusively a whitewood (spruce) sawmill. Niab's processing is focused on whitewood.

At the beginning of February 2000, AssiDomän AB and Frantschach AG signed a letter of intent under which AssiDomän will sell for cash the Dynäs and Sepap paper mills, all the sack plants and the Barrier Coating business unit. The planned transaction is in line with AssiDomän's efforts to focus its operations. Negotiations on a final agreement are expected to be completed in spring 2000.

The evaluation of the Group's operations has also resulted in a decisions to initiate a sale of PorPac AB. PorPac, which is a subsidiary of AssiDomän Förenade Well AB, manufactures expanded polystyrene for the automotive and other applications. These products have few points of contact with AssiDomän's other operations.

AssiDomän's capital structure will be adjusted once the current sales are completed and a decision as to future direction has been made. It is the intention of the Board that part of the sales proceeds should accrue to shareholders. At such time, repurchase of shares, redemption or dividend will be considered.

FINANCIAL POSITION OF THE GROUP

Market, Sales and Results

Following a weak start to the year the markets for packaging-related products gradually strengthened. The economic recoveries in Europe and Asia, combined with a continued strong North American economy, contributed to this. Improvements in the market mainly applied to liner, sack and kraft paper and barrier-coated products. The market for market pulp also developed well. A favourable development for cartonboard and corrugated board was not noted until the end of the year. The market trend for paper sacks and sawn timber was weak.

The favourable economic development that characterised the final months of 1999 has continued in 2000. Development remains strong across the board and now includes the important economies of Western Europe to an greater extent than before.

The market situation is expected to lead to a positive price and volume development for most of the Group's products during the year. Taken overall, this means that the potential for strong development in 2000 is very good. Ongoing profitability improvement measures will strengthen the positive earnings trend.

AssiDomän's *net turnover* amounted to MSEK 24,497 (23,993) in 1999, an increase of MSEK 504 or 2% compared with 1998. All the business areas, with the exception of Barrier Coating and Wood Supply & Forestry, increased their turnover. For Corrugated & Containerboard the increase was mainly attributable to the corrugated board company Esswell, which was acquired on 1 July 1998. Higher price levels within several business areas and increased deliveries, mainly within Cartonboard, also contributed to this increase.

Write-Down of Fixed Assets and Operating Profit

In view of the weak profitability in parts of AssiDomän's operations and the requirements in the Swedish Companies Act and the Swedish Annual Accounts Act for regular assessment of asset values, the value of the Group's assets has been reviewed. Since legislation and recommendations do not allow surplus and deficit values to be offset against each other, earnings have been charged with costs for write-downs without taking existing surplus values into account.

An analysis of the write-down requirement was conducted applying recommendations regarding revaluations issued by the Swedish Financial Accounting Standards Council, the Swedish Institute of Authorised Public Accountants and IASC. Individual valuations have been performed of the Group's operating units which led to identification of both units with surplus values and units with deficit values in relation to book values. Surplus values exist in the Group's forest assets as well as in the Group's other business areas.

The *operating loss* for the year was MSEK 201 (+1,578). Earnings were charged with a write-down of fixed assets of MSEK 1,540 in the fourth quarter. The write-down was attributable to Corrugated & Containerboard with MSEK 435, Sacks & Kraft Products with MSEK 995 and Wood Products & Timber with MSEK 110.

Operating profit *before* the write-down of fixed assets amounted to MSEK 1,339 (1,578), a decrease of MSEK 239 or 15% compared with 1998.

In addition to the write-downs, earnings were charged with a net amount of MSEK 77 (309) for items affecting comparability.

These mainly relate to restructuring costs in Sacks & Kraft Products of MSEK 137. In Corrugated & Containerboard items affecting comparability were positive and amounted to MSEK 60.

Operating profit for Cartonboard and Corrugated & Containerboard increased compared with 1998. Earnings for the other business areas fell. The less satisfactory result for the forestry operations was due to the distribution of Sveaskog and a lower felling level in the remaining forests.

Major production shutdowns as a result of investments at the kraftliner mill in Piteå and Sepap in the Czech Republic led to an earnings loss of approximately MSEK 200 due to reduced volumes and higher costs.

Deliveries in 1999 rose slightly compared with 1998. Since price increases at the end of the year did not compensate for reductions earlier in the year, the average price level fell.

The changed value of the Swedish krona against AssiDomän's export currencies, including effects of forward exchange contracts and translation differences, had a net effect on the Group's operating profit of MSEK –168.

AssiDomän's *loss after financial items* amounted to MSEK 701 (+1,004), a decline of MSEK 1,705. Financial items amounted to MSEK–500 (–574). The improved net financial items was mainly due to a reduced net debt and lower interest rates.

The estimated *tax charge* amounted to MSEK 161 (291). Tax costs for the year were affected positively by an allocation to deferred tax receivables following the write-down of fixed assets and tax effects from calculation of a forest deduction following the Supreme Administrative Court's confirmation of its preliminary ruling.

Business Areas

Corrugated & Container Board's operating profit for 1999, before write-down of fixed assets, amounted to MSEK 462, an increase of MSEK 281 compared with 1998. At 31 December 1999, fixed assets had been written down by MSEK 435.

A weak market situation at the beginning of the year, with falling prices, gradually improved. Price increases were implemented for both corrugated board and containerboard. Increased demand for corrugated board, combined with reduced production capacity for liner in the US, contributed to this improvement.

Volumes increased for the conversion operations, mainly due to acquisitions at 1 July 1998. Despite price increases towards the end of the year, the average price level in 1999 was lower than in 1998. Price increases did not compensate for higher raw material prices. Despite the production shutdowns, containerboard deliveries could be maintained at an unchanged level.

Operating profit for *Sacks & Kraft Products*, before write-down of fixed assets, amounted to MSEK 24, a decrease of MSEK 44 compared with 1998. Pulp accounted for MSEK 63 (7) of operating profit. This decline was due to earnings in the fourth quarter being charged with restructuring costs of MSEK 137 and with approximately MSEK 100 relating to the investment-related production shutdown at the paper mill in the Czech Republic. At 31 December 1999, fixed assets had been written down by MSEK 995.

Despite the declining total market for paper sacks, AssiDomän's delivery volumes rose. The average price level was lower than in 1998 but an earlier fall in prices has halted.

NET TURNOVER, OPERATING PROFIT AND OPERATING MARGIN [1]

MSEK	Net turnover 1999	Net turnover 1998	Change, %	Operating profit 1999	Operating profit 1998	Change, %	Operating margin, % 1999	Operating margin, % 1998
Corrugated & Containerboard	**11,618**	11,204	4	**462**	181	155	**4**	2
Sacks & Kraft Products [2]	**6,057**	6,008	1	**24**	68	–65	**0**	1
Barrier Coating	**1,729**	1,776	–3	**93**	108	–14	**5**	6
Cartonboard	**1,767**	1,537	15	**11**	–83		**1**	neg
Wood Products & Timber	**2,556**	2,486	3	**–53**	8		**neg**	0
Wood Supply & Forestry	**4,526**	4,930	–8	**1,048**	1,482	–29	**23**	30
Property sales	**–**	–		**98**	90			
Other and eliminations	**225**	152		**–344**	–276			
Intra-Group deliveries	**–3,981**	–4,100		**–**	–			
Sub-total [3]	***24,497***	*23,993*	*2*	***1,339***	*1,578*	*–15*	***5***	*7*
Write-downs	**–**	–		**–1,540**	–			
Total Group	**24,497**	23,993	2	**–201**	1,578		**neg**	7
[2] of which, market pulp	**1,382**	1,367	1	**63**	7		**5**	1

[3] see below

Restructuring costs and items affecting comparability

MSEK	1999 Full year	1999 Q 4	1998 Full year	1998 Q 4
Corrugated & Containerboard	**60**	10	**–254**	–208
Sacks & Kraft Products	**–137**	–137	**–43**	–43
Other	**–**	–	**–12**	–12
Total Group	**–77**	–127	**–309**	–263

[1] AssiDomän's external financial reporting has been changed to describe the six business areas listed above.
In the breakdown into business areas, paper production and conversion were regarded as integrated operations.

The market for packaging paper improved successively during the year, leading to price increases and higher delivery volumes. In particular, deliveries to markets outside Europe rose. The average price was largely unchanged compared with 1998. The pulp market also improved with substantial price rises.

Barrier Coating's operating profit for 1999 amounted to MSEK 93 (108). Favourable development in most market segments led to increased deliveries and a higher turnover in EUR. Demand for some grades exceeded available capacity. Investments to increase capacity were started at the end of the year but will first have an effect in 2000. The development of the product range towards products with a higher value added and margins continued.

Operating profit for *Cartonboard* in 1999 amounted to MSEK 11 (–83), an increase of MSEK 94. The market situation slowly improved during the year. Despite some price increases, the average price level in 1999 was lower than in 1998. After the major rebuilding programme, production has increased steadily and is well on a par with increased demand. Increased deliveries and high productivity contributed to the improvement in earnings.

The operating loss for *Wood Products & Timber* in 1999, before write-downs, amounted to MSEK 53 (+8). At 31 December 1999, fixed assets had been written down by MSEK 110.

The market for sawn timber, particularly for the redwood products that dominate at AssiDomän, was weak which led to price pressure and reduced margins. A somewhat better market situation for whitewood products allowed limited price increases. Profitability remained weak, however, for AssiDomän's whitewood sawmills. The market trend for further processed products was more positive than for sawn timber.

Wood Supply & Forestry's operating profit for 1999 amounted to MSEK 1,048 (1,482). Both lower deliveries from the Group's own forests and lower prices contributed to this decline. The lower volumes were partly due to the distribution of Sveaskog and partly because the felling volume in 1998 was higher than normal.

The timber market was affected by the weak profitability in the sawmill industry which put pressure on timber prices. The market for pulpwood was balanced with stable but low prices.

AssiDomän's 1999 operating profit includes Sveaskog's result for the period 1 January to 14 June with MSEK 100. Excluding Sveaskog, profit for the year amounted to MSEK 948 (1,227). Deliveries from the Group's own forests (excl. Sveaskog) amounted to 5.1 million sm^3ub. In addition, volumes from Sveaskog until the distribution were 0.6 million sm^3ub. Corresponding volumes for 1998 were approximately 5.5 million sm^3ub and 1.3 million sm^3ub respectively.

SENSITIVITY ANALYSIS

Product	Net effect on operating profit, MSEK of 5% price increase
Corrugated board	480
Containerboard	20
Sacks	100
Packaging paper	150
Barrier-coated products	105
Cartonboard	125
Sawn timber	125
Market pulp	90
Timber and pulpwood	–30

SENSITIVITY ANALYSIS

The impact on earnings of changes in the price of the Group's various main products, and of purchased raw materials, is outlined in the adjacent table. The analysis shows the anticipated net change in earnings from a price increase of 5%, provided the product mix, price levels and exchange rates remain unchanged.

INVESTMENTS

Fixed-asset investments for the year totalled MSEK 1,573, a decrease of MSEK 2,281 compared with the previous year. The investment level corresponds to 80% (208) of depreciation. This considerably lower volume of investment represents an approximate level for the current year as well and is a consequence of AssiDomän's current phase of consolidation.

Most investment during the year consisted of small items of a re-investment nature. Major investments mainly comprised the rebuilding of PM2 at Kraftliner in Piteå (MSEK 130), rebuilding and extension of the soda recovery boiler in Sepap (MSEK 133) and new extruders for Barrier Coating (MSEK 75).

PROFITABILITY

In 1999, the operating margin (before write-down of fixed assets) amounted to 5% (7). This decline was mainly due to the consequences of the distribution of Sveaskog. The capital turnover rate was 1.00 (0.96). Both a higher turnover and lower tied-up capital contributed to the increased capital turnover rate.

Excluding the earnings impact from the write-down of fixed assets, return on capital employed was 6% (7) and return on equity was 3% (5). The lower earnings level was the decisive factor behind the lower profitability.

INVESTMENTS AND DEPRECIATION

	Investments					Of which acquisitions					Depreciation				
MSEK	**1999**	1998	1997	1996	1995	**1999**	1998	1997	1996	1995	**1999**	1998	1997	1996	1995
Corrugated & Containerboard	**726**	2,588	2,871	707	1,089	**63**	1,648	1,482	–	258	**898**	857	648	465	445
Sacks & Kraft Products	**495**	787	2,784	1,320	1,968	**–**	16	1,512	403	1,559	**546**	503	391	269	237
Barrier Coating	**116**	70	56	69	540	**–**	–	–	11	493	**105**	103	105	94	25
Cartonboard	**135**	134	1,268	663	200	**6**	2	–	–	–	**171**	115	104	93	95
Wood Products & Timber	**61**	79	139	251	278	**–**	–	–	–	–	**139**	131	138	115	96
Wood Supply & Forestry	**21**	77	107	95	97	**–**	–	–	–	–	**65**	72	83	61	59
Other and eliminations	**19**	119	244	807	1,850	**–16**	15	115	262	1,452	**39**	69	52	47	54
Total Group	**1,573**	3,854	7,469	3,912	6,022	**53**	1,681	3,109	676	3,762	**1,963**	1,850	1,521	1,144	1,011

CASH FLOW AND FINANCIAL POSITION

Cash flow from operating activities amounted to MSEK 2,432 (1,559) and the net cash flow was MSEK 337 (–262). The main reason for this change was the lower level of investment.

The interest-bearing net debt amounted to MSEK 8,420 on 31 December 1999, compared with MSEK 9,600 at the beginning of the year. MSEK 240 of this decrease was attributable to the distribution of Sveaskog.

The Group's equity ratio at year-end was 44% (47) and the debt/equity ratio was 0.64 (0.61). The change compared with 1998 is mainly due to the distribution of Sveaskog and the write-down of fixed assets.

AssiDomän's share of the allocated portion of SPP's surplus amounts to approximately MSEK 340. This amount was not included in AssiDomän's closing accounts for 1999.

DIVIDEND

The proposed cash dividend for 1999 amounts to MSEK 710 (651), or SEK 6.00 (5.50) per share. The proposed dividend corresponds to 5.4% (4.1) of AssiDomän's shareholders' equity at year-end 1999. The increase should be seen in the context, among other things, of the anticipated positive earnings trend in 2000.

REPURCHASE OF SHARES

Provided the proposed change in legislation is adopted, the Board intends to request that the Annual General Meeting should authorise the Board to carry out a repurchase of the Company's shares.

ENVIRONMENT

At year-end 1999, AssiDomän had 14 operations which require a licence and ten operations that require registration in Sweden in accordance with Swedish environmental legislation. The operations at these plants account for 41% of the Group's net turnover. The main environmental impact from operations comes from emissions to air and water and in connection with waste and noise.

All plants have valid permits for their operations. Over the next two years, new permits for production and emission levels are expected to be issued for several plants (sawmills and pulp and paper mills). This will be effected within already established routines for contacts with authorities.

Significant environmental investments have been made in process and cleaning equipment in recent years. As a result, the environmental standard in the Group's operations can be classified as good.

The operations in Sweden, including forestry activities, which at year-end 1999 were certified according to FSC, ISO 14001 and EMAS registered, correspond to 53% of the Group's net turnover. If operations outside Sweden are included, the corresponding proportion is 64%. The introduction of environmental management systems has led to a structured and target-driven environmental work which will also strengthen profitability for the Group.

The Group has a large number of production units outside Sweden. Of these, the four pulp and paper mills in the Czech Republic, France, Italy and Slovakia can be associated with the most significant environmental impact. Operations at these mills correspond to 9% of the Group's net turnover. All plants have permits for their operations and set requirements have been followed except at Štúrovo in Slovakia where emissions to air exceeded the permitted levels. Before 2006, emissions must be down at the levels set by the authorities.

AssiDomän's environmental work is described in detail on pages 44–56. These pages have not been examined by the company's auditors.

PROFITABILITY

MSEK	Operating profit 1999	Operating profit 1998	Change, %	Return on net operating assets, % 1999	Return on net operating assets, % 1998
Corrugated & Containerboard	**462**	181	155	**5**	2
Sacks & Kraft Products [1]	**24**	68	–65	**0**	1
Barrier Coating	**93**	108	–14	**12**	14
Cartonboard	**11**	–83		**0**	neg
Wood Products & Timber	**–53**	8		**neg**	1
Wood Supply & Forestry	**1,048**	1,482	–29	**6**	7
Property sales	**98**	90	9		
Other and eliminations	**–344**	–276			
Operating profit before write-downs	**1,339**	1,578	–15	**5**	6
Write-downs	**–1,540**	–			
Operating profit/loss	**–201**	1,578			
				Return on capital employed (excl. write-downs), %	
Financial income	**70**	91	–23		
Operating profit/loss plus financial income	**–131**	1,669	–108	**6**	7
Financial expenses, etc.	**–570**	–665	–14		
Profit/loss after net financial items	**–701**	1,004			
Tax	**–161**	–291		Return on equity (excl. write-downs), %	
Minority interests	**–1**	–3			
Net profit/loss for the year	**–863**	710		**3**	5
[1] of which, market pulp	**63**	7		**4**	1

Definitions, see page 25

RESEARCH AND DEVELOPMENT

During the year, R&D at AssiDomän concentrated on development projects with well defined and accomplishable business improvements. The Group's R&D resources, some 50 people, work both in co-operation with the business unit's development organisations and within selected strategic product areas. The development projects that are under way contain identified and significant potential for business improvement.

In 1999, ongoing development costs amounted to approximately MSEK 230 (240) or around 1% of net turnover. The investment in 2000 is expected to be the same size. In addition to ongoing costs, over the past three years a total of more than MSEK 60 has been invested in equipment.

STAFF TRAINING

Days/employee

6
5
4
3
2
1
0

Salaried employees
Wage-earners

1998
1999

STAFF TURNOVER

% of average no. of employees

20
18
16
14
12
10
8
6
4
2
0

1998 1999 1998 1999

Salaried employees
Wage-earners

Number of employees who joined during the year
Number of employees who left during the year

AGE STRUCTURE


Age
60– yrs
50–59 yrs
40–49 yrs
30–39 yrs
20–29 yrs
–19 yrs
0
5%
10%
15%
20%
25%
30%
35%
Salaried employees
Wage-earners

The proportion of salaried employees aged 50 and above was 29% (31) and of wage-earners 23% (25). The proportion of salaried employees under 30 was 13% (13) and of wage-earners 18% (18), of the total number of employees in each category.

IT DEVELOPMENT

The millennium changeover led to no disruptions for AssiDomän. Analyses of the IT systems meant that a large part of critical systems and hardware had been were made compliant. Most of these adjustments were achieved by bringing forward normal maintenance work and investments. These activities are also of benefit for the Group's ongoing euro adaptation.

HUMAN RESOURCES

The average number of employees in 1999 was 17,060 (17,543), of whom 64% (63) or 10,977 (11,113) were employed outside Sweden. Despite the acquisition of Esswell in 1998, the total number of employees decreased, mainly due to rationalisation but also as a result of the sale of operations.

EMU

On 1 January 1999, the euro was introduced as the official currency for the eleven EMU member countries. Since that date it must be possible to carry out commercial transactions with companies in the EMU area in both local currency and euros.

No later than 31 December 2001, when the local currencies within EMU cease to be valid all companies in the "in" countries must have converted their accounting to euros only. This also involves converting recent years' profit and loss accounts and balance sheets to the new currency. At AssiDomän this process will be completed in good time prior to 31 December 2001. This task is well defined and will require a not inconsiderable effort in terms of systems. In conjunction with this changeover a review of all systems will be performed so that identified synergies can be used to achieve better functionality and high cost efficiency in every respect.

MARKET IMPACT

The introduction of the euro as a new currency is one of many external factors that affect market conditions for the majority of companies in Europe. It is therefore essential to evaluate the impact the euro as an isolated phenomenon can have on the competitive situation and prices. This is done continuously at AssiDomän as part of the business responsibility of the management of every subsidiary and business unit. During the year, this specific euro impact will be reported at the business units' regular meetings with Executive Group Management.

Both the administrative and market-related aspects will be coordinated from Group level to ensure that the euro issue is given sufficient attention throughout the Group and that the costs of necessary system conversions and business risks are minimised.

FINANCING AND FINANCIAL RISK MANAGEMENT

The forest industry is capital intensive and cyclical. The market position of a forest products company is affected by changes in the relative competitiveness of different countries. This leads to a comparatively high operating risk that should be offset by a low level of financial risk.

AssiDomän's goal is to reduce the financial risks which arise in its operations in accordance with the finance policy established by the Board. Responsibility for the Group's financing, financial risk management and other financial matters is centralised to the parent company's finance department.

This division of responsibility provides subsidiaries with a good financial service and leads to economies of scale and control over the Group's financial risks.

CURRENCY RISKS

Most of AssiDomän's production takes place in Sweden. Approximately 75% of invoicing, however, is in currencies other than Swedish kronor (SEK), in the form of foreign subsidiaries' sales and exports from Sweden.

Of total invoicing in 1999, 45% was in currencies that were replaced by the euro when European Monetary Union, EMU, came into force in January 1999. If the currencies for those countries that remain outside EMU, that is Denmark, Sweden and the UK, are included this proportion rises to 86%.

When a company enters into a business agreement that will result in future payment flows in currencies other than the company's local currency, currency risks arise. This type of currency risk is known as *transaction exposure*.

AssiDomän operates in an industry with cyclical fluctuations which limit the ability to make long-term forecasts in respect of price and volume for most of the Group's products. The actual transaction exposure is therefore defined as the net of accounts receivable and accounts payable, plus any additional amounts which at each point in time may be regarded as stable future flows. This means that the exposure is defined on the basis of the time it takes to adjust the company to a new price level. Essentially, this means that flows are hedged for four months on an ongoing basis. In addition to this, Executive Group Management may in certain cases decide on shorter or longer hedging periods.

According to the Group's policy, the purchasing company's currency should be used in the first instance when invoicing within the Group which means that the currency risk mainly occurs in the Group's Swedish units. The Group's net currency exposure is hedged externally by using derivative instruments, mainly forward contracts, and by raising loans in foreign currency.

The effect of these hedging activities is that the impact on the Group's earnings of exchange rate fluctuations will be delayed for a time corresponding to the period within which future currency flows are hedged. At year-end 1999, approximately four months' currency flows were hedged.

The Group's net commercial transaction exposure amounted to approximately MSEK 6,300 in 1999. The breakdown between currencies can be seen in the adjacent table.

NET COMMERCIAL TRANSACTION EXPOSURE IN 1999

Inflows	MSEK	%
EUR	3,400	54
GBP	1,400	21
USD	1,300	21
DKK	100	2
NOK	100	2
Total	**6,300**	**100**
Outflows	MSEK	%
SEK	5,700	91
SKK	400	6
CZK	200	3
Total	**6,300**	**100**

A change in the value of the Swedish krona affects the Group's operating profit, primarily by changing the value of the Swedish companies' net exports. A five per cent weakening of the SEK, in relation to exchange rates at 31 December 1999, will affect the value of the net currency flow into Sweden and therefore improve operating profit by approximately MSEK 300, without taking currency hedging into account.

SENSITIVITY ANALYSIS OF A 5% CHANGE IN EXCHANGE RATES ON THE NET CURRENCY FLOW TO SWEDEN IN MSEK



160
150
140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
EUR
GBP
USD
DKK
NOK
CHF
Others

AssiDomän's own SEK index, calculated at average exchange rates during the period, weighted in relation to the Swedish companies' net exports, weakened by 4.2% in 1999 compared with 1998. In 1999, the effect on operating profit was MSEK –251. This must be offset by the effect on operating income generated through hedging net flows, amounting to MSEK 83, of which the unrealised result of hedging activities amounted to MSEK 20.

At 31 December 1999, future flows corresponding to MSEK 2,226 had been hedged. Of the total hedged volume, 92% comprised hedging against the SEK. The diagram below shows the volume of currency hedging against the SEK, average duration and the weighted average of the forward rates at which they are hedged.

CURRENCY SOLD AGAINST SEK AT 31 DECEMBER 1999 EXPRESSED IN MSEK, AVERAGE FORWARD RATES AND DURATION



Duration (months)
Forward rate
Currency
2.0 8.770 EUR
1.6 13.501 GBP
2.1 8.282 USD
1.4 1.161 DKK
2.9 1.043 NOK
1.8 5.434 CHF
0 100 200 300 400 500 600 700 800 900 1,000 1,100

The currency exposure which arises when the Group's net assets outside Sweden are translated into SEK is called *translation* or *balance exposure*. The effects of exchange rate fluctuations on the Group's equity can be reduced by borrowing in local currency and making use of derivative instruments. The Group's policy is to hedge this exposure, but without taking the possible tax effects of such hedging measures into account. Exceptions from this rule may arise in situations where the cost is considered too high, due to a capital market that is not fully functioning and/or too large an interest rate difference.

Of the Group's shareholders' equity on 31 December 1999 of MSEK 13,194, MSEK 4,720 comprised net assets in foreign associated companies and subsidiaries. Of these, 78% were hedged at year-end 1999. Net assets, which are not hedged for the reasons given above, thus amount to 22% of net assets in foreign associated companies and subsidiaries.

NET ASSETS IN FOREIGN ASSOCIATED COMPANIES AND SUBSIDIARIES AT 31 DECEMBER 1999



SKK, 8.6%
RUR, 1.2%
NOK, 1.9%
EUR, 33.8%
GPB, 21.9%
CHF, 3.0%
DKK, 7.9%
CZK, 21.7%

The translation effects in 1999 from consolidation of foreign net assets amounted to MSEK –378. After adjustment for hedging carried out, the total translation effect for 1999 amounted to MSEK –240. The effects of this type of hedging on the Group's net financial items amounted to MSEK –6 in 1999.

AssiDomän is also indirectly affected by the trend for the USD, CAD and the EUR as a result of competition from forest products companies with their main production in the US, Canada and Finland, so-called *economic exposure*. During periods when these currencies strengthen, particularly against the SEK, the Group's competitiveness improves since the relative cost situation in Sweden becomes lower. When the reverse occurs, the effect is the opposite. Economic exposure is difficult to influence. From one time to another the effect of this type of risk on the earnings trend is considerable for certain of the Group's products, particularly kraftliner and paper pulp.

In the long term as well, exchange rate fluctuations can affect the balance between income and expenses in the Group. The fact that production locations and customers in many cases differ from each other in the form of different countries and currencies affects earnings. Nearly 56% of the Group's capital employed is denominated in SEK but only 16% of the Group's net turnover pertains to customers in Sweden. The same relative conditions apply to the Czech Republic and Slovakia. Countries with an opposite imbalance are France, the UK and Germany each with approximately 12% of the Group's net turnover compared with 6% or less of the Group's capital employed. In other countries there is a relatively good balance between net turnover and capital employed. This means that AssiDomän is largely dependent on the development of the SEK and on economic conditions in Sweden.

FINANCING AND INTEREST-RATE RISKS

Long-term financial stability is a basic prerequisite for AssiDomän's continued growth. Great importance is therefore attached to avoiding dependence on individual sources of financing and minimising both the financing risk and the interest-rate risk associated with borrowing. The *financing risk* is the risk that a major borrowing requirement will arise in a tight credit market. The *interest-rate risk* corresponds to the effect on earnings of a change in interest rates. How fast a trend-related change in interest rates affects earnings depends on the fixed-interest period of loans and investments.

AssiDomän's interest-bearing net debt, including pension liabilities, decreased from MSEK 9,600 to MSEK 8,420 during the year. At 31 December 1999, external liquid assets in the parent company amounted to MSEK 668 and committed credit facilities to MSEK 5,840. The immediately available funds thus amounted to MSEK 6,508, corresponding to 27% of turnover, which is well in excess of the minimum level according to the Group's policy. The average fixed-interest period, including interest-rate derivatives, for the Group's liquid assets and interest-bearing receivables of MSEK 1,257 was approximately two months.

Interest-bearing liabilities excluding pension liabilities amounted to MSEK 8,353 at year-end 1999, most of which is included in the loan programme described below. In order to obtain the required financing adjusted to the subsidiary's domicile and currency, adjustment is made through derivative instruments. Note 18 shows interest-bearing liabilities classified by currency taking derivative instruments used into account. AssiDomän endeavours to have a profile for its borrowing which allows repayments to be spread as evenly as possible. With the customary definition of short-term and long-term borrowing, the spread must be even both between and within the short and long-term perspective. At year-end 1999, the average period to maturity was 2.5 years. The repayment structure for loans at the end of 1999 is shown in Note 18.

The AssiDomän Group's primary financing base comprises four market programmes for commercial papers and bonds – a Swedish commercial paper programme with a programme size of MSEK 5,000; a Euro Commercial Paper (ECP) with a programme size of MUSD 750; a Swedish Medium Term Note (MTN) programme with a size of MSEK 2,000; and a Euro Medium Term Note (EMTN) programme with a size of MEUR 1,000. Bond issues during the year corresponded to MSEK 1,235 and MEUR 250 respectively. A good balance between short- and long-term borrowing has thus been achieved. The ECP programme continued to receive a rating of A-2 from Standard & Poor's and P-2 from Moody's, while the EMTN programme has a credit rating of A-/Baa2 from both agencies.

AssiDomän's norm for the average period during which interest rates are fixed is six months. The Group uses interest-rate derivatives to achieve this. The average fixed-interest period, including interest-rate derivatives, at the end of 1999 was approximately four months. The weighted average interest rate for the loans was 4.6% at year-end, including effects for derivative instruments attributable to the loans. Taking fixed-interest periods for loans and investments into account, a one-per cent interest-rate increase would have an effect on earnings of MSEK –50 in 2000.

SENSITIVITY ANALYSIS OF A 1%-POINT INCREASE IN INTEREST RATES ON LOANS, EXPRESSED IN MSEK

0
-5
-10
-15
-20
-25
-30
SEK EUR CZK DKK GBP PLN SKK Others

TRADING ON MONEY AND FOREIGN EXCHANGE MARKETS

In order to generate a higher return, calculated risks are taken on the money and foreign exchange markets. There are instructions for this specifying well-defined risk limits. The total risk mandate for interest-rate and currency risks is MSEK 75, calculated as the loss in the event of an unfavourable interest rate change of two percentage points (parallel shift of the yield curve) and an unfavourable change in exchange rates of 5%. Risk and results are measured daily. The average utilisation of the risk mandate was MSEK 25 during the year.

With regard to *liquidity risks* and *credit risks*, investments may only be made in instruments with high liquidity and creditworthiness and within established limits per counterpart. For Swedish issuers, the requirement is K1 according to Standard & Poor's. For foreign issuers, A-1 and P-1 apply to short-term and A and A-2 to long-term investments according to Standard & Poor's and Moody's respectively. Certain exceptions are allowed for short-term investments following special assessment.

Calculation of credit risks also includes gains on derivative contracts with counterparts. No credit losses were incurred in 1999.

LIQUIDITY MANAGEMENT

Between 1997 and 1999, agreements were signed regarding overall account structures for the AssiDomän Group's staffs and subsidiaries. In co-operation with global banks, cash pools have been established for all significant countries. These structures allow cross-border concentration of flows in EUR. They contain a high degree of automation of earlier manual routines such as currency exchange. Having carried out these measures the Group can control and manage its liquidity more efficiently and be well equipped to use the range of new products and services in this fast-growing area. This work, together with simplified administration, savings and increased earnings capacity, can also be regarded as necessary preparation for an internal process of renewal and rationalisation within accounting systems and IT development.

A material that unites sound





economics and well-being



AssiDomän and architects and advertising agency Sandell-Sandberg are co-operating to develop new and exciting interiors made of wood which are now sold in D.I.Y. stores throughout Europe.

The demands made by distinguished designers help to improve product quality and thereby AssiDomän's competitiveness.

The material unites sound economics with well-being. This is something that architect Erik Stenberg, SAR, had in mind when rebuilding a traditional apartment block built at the end of the 1960s in the Stockholm suburb of Tensta. Wood has been used here in a conscious way for fittings and other details.

Read more about the Wood Products & Timber business area on page 68.

STATISTICS BY COUNTRY

	Operations of Group companies by country										Net turnover per country of destination			
	Net turnover		Capital employed		Investments		Average number of employees		Wages, salaries and payroll overheads				Share, %	
MSEK	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998
Sweden	**10,947**	11,383	**12,887**	12,519	**625**	923	**6,083**	6 431	**2,489**	2,514	**3,905**	4,204	**16**	18
Austria	**–**	–	**–**	–	**1**	5	**–**	–	**–**	–	**196**	174	**1**	1
Belgium	**1,054**	1,028	**370**	414	**88**	30	**640**	630	**253**	235	**939**	906	**4**	4
Denmark	**1,112**	1,106	**839**	947	**54**	34	**1,034**	1,017	**356**	349	**1,303**	1,301	**5**	5
Finland	**–**	–	**–**	–	**–**	2	**–**	–	**–**	–	**178**	234	**1**	1
France	**1,652**	1,431	**1,317**	2,262	**74**	483	**1,171**	1,164	**427**	380	**2,724**	2,335	**11**	10
Germany	**1,546**	1,525	**518**	1,144	**104**	245	**998**	997	**413**	390	**3,102**	3,197	**13**	13
Greece	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**75**	72	**–**	–
Ireland	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**86**	76	**–**	–
Italy	**1,394**	1,332	**1,110**	1,328	**91**	254	**758**	788	**241**	246	**1,775**	1,852	**7**	8
Netherlands	**537**	479	**1,070**	3,028	**20**	112	**227**	187	**87**	73	**1,152**	1,181	**5**	5
Portugal	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**89**	99	**1**	–
Spain	**1,158**	510	**428**	428	**63**	954	**579**	303	**130**	60	**1,541**	892	**6**	4
United Kingdom	**1,631**	2,079	**1,293**	1,118	**85**	30	**1,495**	1,857	**453**	559	**2,995**	3,367	**12**	14
Other EU countries	**–**	–	**–**	–	**–**	3	**–**	–	**–**	–	**8**	16	**–**	–
EU, excl. Sweden	**10,084**	9,490	**6,945**	10,669	**580**	2,152	**6,902**	6,943	**2,360**	2,292	**16,163**	15,702	**66**	65
EU, total	**21,031**	20,873	**19,832**	23,188	**1,205**	3,075	**12,985**	13,374	**4,849**	4,806	**20,068**	19,906	**82**	83
Croatia	**79**	–	**23**	28	**–**	–	**96**	–	**7**	–	**–**	–	**–**	–
Czech Republic	**1,723**	1,646	**1,871**	1,982	**206**	490	**1,559**	1,665	**126**	119	**804**	731	**3**	3
Hungary	**47**	36	**6**	–	**1**	–	**5**	6	**1**	–	**97**	85	**–**	1
Latvia	**156**	167	**13**	1	**1**	–	**4**	4	**1**	1	**14**	16	**–**	–
Lithuania	**34**	29	**31**	27	**3**	1	**62**	60	**4**	3	**38**	33	**–**	–
Norway	**207**	203	**149**	104	**7**	131	**144**	153	**44**	45	**416**	510	**2**	2
Poland	**24**	5	**86**	79	**33**	108	**69**	49	**8**	5	**218**	147	**1**	1
Russia	**95**	49	**61**	52	**11**	3	**149**	98	**7**	18	**111**	82	**1**	–
Slovakia	**764**	658	**623**	678	**92**	38	**1,787**	1,940	**95**	94	**282**	327	**1**	1
Switzerland	**337**	327	**221**	245	**9**	8	**199**	194	**90**	86	**391**	337	**2**	1
Turkey	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**98**	174	**–**	1
Other European countries	**–**	–	**–**	–	**4**	–	**–**	–	**–**	–	**222**	129	**1**	1
Europe, excl. EU	**3,466**	3,120	**3,084**	3,196	**367**	779	**4,074**	4,169	**383**	371	**2,691**	2,571	**11**	11
Europe, total	**24,497**	23,993	**22,916**	26,384	**1,572**	3,854	**17,059**	17,543	**5,232**	5,177	**22,759**	22,477	**93**	94
Africa	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**577**	648	**2**	3
Americas	**0**	–	**2**	–	**1**	–	**–**	–	**–**	–	**382**	326	**2**	1
Asia	**–**	–	**–**	–	**–**	–	**1**	–	**–**	–	**715**	377	**3**	2
Rest of the world	**–**	–	**–**	–	**–**	–	**–**	–	**–**	–	**64**	165	**–**	–
Total	**24,497**	23,993	**22,918**	26,384	**1,573**	3,854	**17,060**	17,543	**5,232**	5,177	**24,497**	23,993	**100**	100

Definitions, see page 25

FIVE-YEAR SUMMARY

KEY FIGURES OVER FIVE YEARS

	1999	1998	1997	1996	1995
Net turnover, MSEK	**24,497**	23,993	20,725	18,548	21,016
Gross margin, %	**13**	14	16	16	26
Operating profit (excl. write-downs), MSEK	**1,339**	1,578	1,845	1,843	4,473
Operating margin, %	**5**	7	9	10	21
Write-downs, MSEK	**–1,540**	–	–	–	–
Operating profit/loss, MSEK	**–201**	1,578	1,845	1,843	4,473
Profit/loss after net financial items, MSEK	**–701**	1,004	1,462	1,713	4,346
Net profit/loss for the year, MSEK	**–863**	710	772	1,407	3,418
Shareholders' equity, MSEK	**13,194**	15,777	15,623	15,499	14,707
Return on equity (excl. write-downs), %	**3**	5	5	9	26
Return on equity (incl. write-downs), %	**neg**	5	5	9	26
Capital employed, MSEK	**22,918**	26,384	23,939	19,274	18,565
Return on capital employed (excl. write-downs), %	**6**	7	9	11	28
Capital turnover, times	**1.00**	0.96	0.95	1.02	1.30
Total assets, MSEK	**30,304**	33,842	31,194	25,571	24,994
Equity ratio, %	**44**	47	50	61	59
Interest-bearing net debt, MSEK	**8,420**	9,600	6,979	2,278	2,298
Debt/equity ratio, times	**0.64**	0.61	0.44	0.15	0.16
Interest cover, times	**–0.2**	2.4	3.9	6.8	13.3
Cash flow before investments, MSEK [1]	**3,125**	2,377	3,156	2,880	3,615
Investments, MSEK	**1,573**	3,854	7,469	3,912	6,022
Average number of employees	**17,060**	17,543	16,914	13,648	13,119

For key data per share, see page 11

[1] 1995–1997 according to each year's accounts. In 1998 and 1999 the Swedish Financial Standards Council's recommendation RR7 Accounting for cash flows has been applied.

DEFINITIONS

Adjusted equity
Shareholders' equity plus minority interests.

Capital employed
Total assets less non-interest-bearing liabilities, all calculated at year-end.

Capital turnover
Net turnover plus other operating income divided by average capital employed.

Cash flow before investments
Operating surplus plus change in working capital.

Cash flow per share
Profit before depreciation and share of profits of associated companies +/– financial items, less paid tax divided by the number of shares at year-end.

Debt/equity ratio
Interest-bearing net debt divided by adjusted equity.

Earnings per share after full tax
Reported profit after tax divided by the number of shares at year-end.

Equity ratio
Adjusted equity divided by total assets, all calculated at year-end.

EV/EBIT
Market capitalisation plus interest-bearing net debt, plus minority interests divided by profit after depreciation. (EV = Enterprise Value, EBIT = Earnings Before Interest and Tax).

Gross margin
Operating profit before depreciation as a percentage of net turnover.

Interest-bearing net debt
Interest-bearing liabilities, less interest-bearing assets, all calculated at year-end.

Interest cover
Operating profit plus financial income divided by financial expenses including exchange rate differences.

Net operating assets
Total assets less interest-bearing assets and tax receivables, less non-interest-bearing liabilities excluding tax liabilities, all calculated at year-end.

Operating margin
Operating profit as a percentage of net turnover.

P/E ratio
The closing share price divided by earnings per share after full tax.

Return on capital employed, ROCE
Operating profit plus financial income divided by average capital employed.

Return on equity, ROE
Reported profit after tax as a percentage of average adjusted equity.

Return on net operating assets, RONA
Operating profit divided by average net operating assets.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

		MSEK		MEUR 1)	
		1999	1998	**1999**	1998
Operating income					
Net turnover		**24,497**	23,993	**2,866.8**	2,533.3
Other operating income	Note 1	**209**	145	**24.5**	15.3
		24,706	24,138	**2,891.3**	2,548.6
Operating expenses					
Raw materials and consumables		**–7,803**	–7,745	**–913.2**	–817.8
Change in stocks		**–60**	120	**–7.0**	12.7
Other external costs	Note 2	**–8,307**	–7,908	**–972.4**	–835.0
Staff costs	Note 3	**–5,232**	–5,177	**–612.3**	–546.6
Depreciation	Note 4	**–1,963**	–1,850	**–229.7**	–195.3
Share of profits of associated companies	Note 5	**–2**	–	**–0.2**	–
		–23,367	–22,560	**–2,734.8**	–2,382.0
Operating profit before write-downs		**1,339**	1,578	**156.5**	166.6
Write-downs	Note 4	**–1,540**	–	**–180.0**	–
Operating profit/loss		**–201**	1,578	**–23.5**	166.6
Result from financial items	Note 6				
Result from participations in subsidiaries		**–15**	–	**–1.8**	–
Result from participations in associated companies		**32**	–	**3.7**	–
Result from other securities and receivables accounted for as fixed assets		**–4**	32	**–0.5**	3.4
Other financial income		**70**	91	**8.2**	9.6
Other financial expenses		**–588**	–679	**–68.8**	–71.7
Exchange differences		**5**	–18	**0.7**	–1.9
		–500	–574	**–58.5**	–60.6
Profit/loss after financial items		**–701**	1,004	**–82.0**	106.0
Taxes	Note 7	**–161**	–291	**–18.9**	–30.7
Minority interests		**–1**	–3	**–0.1**	–0.3
Net profit/loss for the year		**–863**	710	**–101.0**	75.0

1) 1999: EUR 1 = SEK 8.545000
1998: EUR 1 = SEK 9.470920

EXTERNAL NET TURNOVER BY PRODUCT


Barrier-coated products, 7%
Forestry, 6%
Cartonboard, 7%
Sawn timber, 9%
Sacks, 8%
Container-board, 11%
Packaging paper, 11%
Pulp, 5%
Corrugated board, 36%

OPERATING EXPENSES*


External purchases, wood raw material, 11%
Other costs, 24%
External purchases, paper and recycled fibre, 16%
Other raw materials, 1%
Wages, salaries and social security costs, 25%
Chemicals, 6%
Energy, 5%
Delivery and transport costs, 12%

* Excl. depreciation and share of profits of associated companies

COMMENTS ON THE PROFIT AND LOSS ACCOUNT

Other operating income consists of capital gains of MSEK 199 (132) on sales of property, machinery and equipment and other operating assets, of which capital gains from property sales amounted to MSEK 98 (90). This figure also includes work for own account set up as an asset of MSEK 5 (5) and other MSEK 5 (8).

A major exchange of land was carried out with MoDo AB during the year. This exchange transaction is reported without earnings impact in accordance with a future accounting recommendation. Approximately 13,200 ha of the land acquired was sold on to Sveaskog. The sale had a reported earnings impact of MSEK 56.

The cost for write-down of fixed assets is included in operating profit with MSEK 1,540. Restructuring costs are included with MSEK 137 (183) as well as positive nonrecurring items with MSEK 60 (–126).

The gross margin amounts to 13% (14) and the operating margin to 5% (7).

Financial expenses of MSEK 588 (679) include interest paid on pension liabilities of MSEK 84 (92). Interest cover amounted to –0.2 (2.4). Net financial items also include a capital gain from the sale of shares of MSEK 17 (40) and a write-down of financial receivables, etc., of MSEK 4 (8).

Accounts in euros are available on AssiDomän's website **www.asdo.se**

QUARTERLY BREAKDOWN OF NET TURNOVER BY BUSINESS UNIT/BUSINESS AREA AND FOR THE GROUP

	1999					1998				
MSEK	**FULL YEAR**	Q 4	Q 3	Q 2	Q 1	**FULL YEAR**	Q 4	Q 3	Q 2	Q 1
Corrugated & Containerboard										
Corrugated	**8,888**	2,236	2,050	2,367	2,235	**8,308**	2,381	2,328	1,815	1,784
Containerboard	**3,834**	969	979	1,002	884	**3,851**	832	953	1,071	995
Intra-Group deliveries	**–1,104**	–290	–259	–296	–259	**–955**	–236	–241	–245	–233
	11,618	2,915	2,770	3,073	2,860	**11,204**	2,977	3,040	2,641	2,546
Sacks & Kraft Products										
Sacks	**1,929**	462	493	509	465	**2,100**	546	521	522	511
Kraft Products [1]	**4,757**	1,240	1,194	1,231	1,092	**4,606**	1,037	1,146	1,214	1,209
Intra-Group deliveries	**–629**	–98	–167	–182	–182	**–698**	–191	–130	–195	–182
	6,057	1,604	1,520	1,558	1,375	**6,008**	1,392	1,537	1,541	1,538
Barrier Coating	**1,729**	414	428	448	439	**1,776**	423	449	461	443
Cartonboard	**1,767**	435	475	424	433	**1,537**	376	326	431	404
Wood Products & Timber	**2,556**	730	558	670	598	**2,486**	657	578	636	615
Wood Supply & Forestry	**4,526**	1,206	888	1,227	1,205	**4,930**	1,294	1,136	1,278	1,222
Other	**225**	106	21	84	14	**152**	23	25	88	16
Intra-Group deliveries	**–3,981**	–998	–897	–1,109	–977	**–4,100**	–789	–1,089	–1,155	–1,067
Total Group	**24,497**	6,412	5,763	6,375	5,947	**23,993**	6,353	6,002	5,921	5,717
[1] of which, market pulp	**1,382**	387	350	360	285	**1,367**	309	327	380	351

QUARTERLY BREAKDOWN OF EARNINGS BY BUSINESS AREA AND FOR THE GROUP

	1999					1998				
MSEK	**FULL YEAR**	Q 4	Q 3	Q 2	Q 1	**FULL YEAR**	Q 4	Q 3	Q 2	Q 1
Corrugated & Containerboard	**462**	37	138	185	102	**181**	–252	116	158	159
Sacks & Kraft Products [1]	**24**	–61	150	17	–82	**68**	–139	42	71	94
Barrier Coating	**93**	13	26	32	22	**108**	24	38	31	15
Cartonboard	**11**	20	31	–29	–11	**–83**	5	–55	–6	–27
Wood Products & Timber	**–53**	0	–14	–16	–23	**8**	6	3	0	–1
Wood Supply & Forestry	**1,048**	247	139	306	356	**1,482**	510	284	345	343
Property sales	**98**	7	21	66	4	**90**	38	17	9	26
Other and eliminations	**–344**	–90	–119	–72	–63	**–276**	–40	–124	–88	–24
Operating profit before write-downs	**1,339**	173	372	489	305	**1,578**	152	321	520	585
Write-downs	**–1,540**	–1,540	–	–	–	**–**	–	–	–	–
Operating profit/loss	**–201**	–1,367	372	489	305	**1,578**	152	321	520	585
Net financial items	**–500**	–133	–134	–111	–122	**–574**	–157	–139	–149	–129
Profit/loss after financial items	**–701**	–1,500	238	378	183	**1,004**	–5	182	371	456
Tax	**–161**	151	–116	–132	–64	**–291**	–7	–52	–105	–127
Minority interests	**–1**	1	–1	–1	0	**–3**	1	–2	–1	–1
Net profit/loss for the period	**–863**	–1,348	121	245	119	**710**	–11	128	265	328
Net earnings/share, SEK	**–7.29**	–11.39	1.02	2.08	1.00	**6.00**	–0.10	1.10	2.25	2.75
[1] of which, market pulp	**63**	50	46	19	–52	**7**	–40	–9	30	26

CONSOLIDATED BALANCE SHEET

		MSEK		MEUR [1]	
		1999	1998	**1999**	1998
ASSETS					
Fixed assets					
Intangible fixed assets	Note 8				
Goodwill, patents and similar rights		**1,354**	2,046	**158.5**	216.0
Tangible fixed assets	Note 9				
Forest land		**4,117**	5,218	**481.8**	550.9
Buildings, other land and land improvements		**3,710**	3,989	**434.2**	421.2
Machinery and equipment		**10,742**	12,822	**1,257.1**	1,353.9
Construction in progress and advance payments for tangible fixed assets		**499**	498	**58.4**	52.6
		19,068	22,527	**2,231.5**	2,378.6
Financial fixed assets					
Shares and participations	Note 10	**105**	98	**12.3**	10.3
Interest-bearing long-term receivables	Note 11	**15**	15	**1.8**	1.6
Non-interest-bearing long-term receivables	Note 11	**93**	89	**10.8**	9.4
		213	202	**24.9**	21.3
		20,635	24,775	**2,414.9**	2,615.9
Current assets					
Stocks	Note 12	**2,826**	3,020	**330.7**	318.9
Non-interest-bearing current receivables	Note 13	**5,586**	5,117	**653.7**	540.3
Short-term investments	Note 14, 15	**546**	204	**63.9**	21.5
Cash and bank balances	Note 15	**711**	726	**83.2**	76.7
		9,669	9,067	**1,131.5**	957.4
Total assets		**30,304**	33,842	**3,546.4**	3,573.3
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	Note 16				
Restricted equity					
Share capital		**2,367**	2,367	**277.0**	249.9
Restricted reserves		**7,349**	7,428	**860.0**	784.3
		9,716	9,795	**1,137.0**	1,034.2
Unrestricted equity					
Unrestricted reserves		**4,341**	5,272	**508.1**	556.6
Net profit/loss for the year		**–863**	710	**–101.0**	75.0
		3,478	5,982	**407.1**	631.6
		13,194	15,777	**1,544.1**	1,665.8
Minority interests		**32**	62	**3.7**	6.5
Provisions					
Interest-bearing					
Provisions for pensions	Note 17	**1,339**	1,672	**156.7**	176.5
Non-interest-bearing					
Provisions for taxes		**1,635**	1,933	**191.3**	204.1
Other provisions	Note 17	**980**	698	**114.7**	73.7
		3,954	4,303	**462.7**	454.3
Liabilities					
Interest-bearing liabilities	Note 18	**8,353**	8,873	**977.5**	936.9
Non-interest-bearing liabilities	Note 19	**4,771**	4,827	**558.4**	509.8
		13,124	13,700	**1,535.9**	1,446.7
Total shareholders' equity and liabilities		**30,304**	33,842	**3,546.4**	3,573.3
Assets pledged	Note 20	**1,066**	1,451	**124.8**	153.2
Contingent liabilities	Note 21	**340**	269	**39.8**	28.4

[1] 1999: EUR 1 = SEK 8.545000
1998: EUR 1 = SEK 9.470920

COMMENTS ON THE BALANCE SHEET

AssiDomän's assets decreased in 1999 by MSEK 3,538 to MSEK 30,304, mainly due to the write-down of fixed assets, the distribution of Sveaskog and a lower level of investment.

Fixed assets were written down at 31 December 1999 by MSEK 1,540, of which goodwill by MSEK 488 and other fixed assets by MSEK 1,052.

Of the Group's capital employed, 56% (47) is invested in Sweden. The remainder of capital employed is mainly invested in the Czech Republic (8%), France (6%), the UK (6%), Italy (5%), the Netherlands (5%) and Denmark (4%).

The closing book value of the forest holdings amounted to MSEK 4,117 (5,218). This decrease was due to the distribution of Sveaskog. The dominant part of the forest holdings is owned by the Parent Company.

Property sales amounted to MSEK 138 (181), of which forest properties accounted for MSEK 97 (125). Property acquisitions amounted to MSEK 29 (84), of which forest properties accounted for MSEK 17 (64).

Capital turnover for AssiDomän's capital employed amounted to 1.00 (0.96) in 1999.

AssiDomän's pension liabilities are mainly attributable to a liability assumed from the Swedish National Forest Service. Since 1 July 1992, the Group's regular pension commitments have mainly been covered by insurance.

At the end of 1999, AssiDomän's equity ratio amounted to 44% (47) and the debt/equity ratio was 0.64 (0.61). Separate comments on the Group's financing situation are provided in the Report of the Directors.

NET OPERATING ASSETS BY BUSINESS AREA AND CAPITAL EMPLOYED FOR THE GROUP

MSEK	1999	1998
Corrugated & Containerboard	**8,463**	10,033
Sacks & Kraft Products	**5,872**	6,664
Barrier Coating	**791**	807
Cartonboard	**3,212**	3,130
Wood Products & Timber	**953**	1,160
Wood Supply & Forestry [1]	**15,819**	21,151
Other	**–11,764**	–15,682
Total net operating assets	**23,346**	27,263
Adjustments	**–428**	–879
Total capital employed	**22,918**	26,384

[1] Including tax assessment value of cultivated forest property excluding leaseholds.

CAPITAL EMPLOYED AND FINANCING

MSEK	1999	1998
Capital employed		
Liquid assets	**1,187**	888
Other working capital, net [1]	**3,388**	3,402
Fixed assets, net [2]	**18,343**	22,094
Total capital employed	**22,918**	26,384
Financing		
Interest-bearing loans	**9,692**	10,545
Minority interests	**32**	62
Shareholders' equity	**13,194**	15,777
Total financing	**22,918**	26,384

[1] Non-interest-bearing long-term liabilities of MSEK 105 relating to operations have been deducted from working capital, gross MSEK 3,493.
[2] Non-interest-bearing long-term liabilities of MSEK 2,292 relating to fixed assets have been deducted from fixed assets, gross MSEK 20,635.

CONSOLIDATED CASH FLOW STATEMENT

		MSEK		MEUR[1]	
		1999	1998	**1999**	1998
Operating activities					
Net turnover		**24,497**	23,993	**2,866.8**	2,533.3
Operating expenses, etc.		**–21,237**	–20,631	**–2,485.3**	–2,178.3
Operating surplus		**3,260**	3,362	**381.5**	355.0
Change in working capital					
Operating receivables		**–620**	–129	**–72.6**	–13.6
Stocks		**46**	–80	**5.4**	–8.4
Operating liabilities, etc.		**439**	–776	**51.4**	–82.0
		3,125	2,377	**365.7**	251.0
Net financial items		**–512**	–606	**–59.9**	–64.0
Paid tax		**–181**	–212	**–21.2**	–22.4
Cash flow from operating activities		**2,432**	1,559	**284.6**	164.6
Investing activities					
Current investments in fixed assets		**–1,284**	–1,477	**–150.3**	–156.0
Strategic investments in fixed assets		**–236**	–696	**–27.6**	–73.5
Acquisitions		**–53**	–1,681	**–6.2**	–177.5
Sale of non-strategic fixed assets		**472**	298	**55.2**	31.5
Sale of other fixed assets		**198**	117	**23.2**	12.4
Change in interest-bearing receivables		**–34**	120	**–4.0**	12.7
Cash flow from investing activities		**–937**	–3,319	**–109.7**	–350.4
Financing activities					
Change in shareholders' funds					
Change in minority interests		**–31**	–5	**–3.6**	–0.5
Dividend		**–651**	–651	**–76.2**	–68.7
Change in					
provisions for pensions		**–69**	–55	**–8.1**	–5.8
other interest-bearing liabilities		**–407**	2,209	**–47.6**	233.2
Cash flow from financing activities		**–1,158**	1,498	**–135.5**	158.2
Cash flow for the year		**337**	–262	**39.4**	–27.6
Liquid assets, opening balance	Note 15	**888**	1,104	**93.8**	116.6
Translation difference in liquid assets		**–38**	46	**5.7**	4.8
Liquid assets, closing balance	Note 15	**1,187**	888	**138.9**	93.8

[1] 1999: EUR 1 = SEK 8.545000 1998: EUR 1 = SEK 9.470920

INTEREST-BEARING NET DEBT AND CHANGE IN INTEREST-BEARING NET DEBT

	Group	
MSEK	**1999**	1998
Interest-bearing net debt		
Interest-bearing assets		
Liquid assets, see Note 15	**1,187**	888
Current receivables, see Note 14	**70**	42
Long-term receivables, see Note 11	**15**	15
Interest-bearing liabilities		
Current liabilities, see Note 18	**–4,336**	–7,841
Provisions for pensions, see Note 17	**–1,339**	–1,672
Other long-term liabilities, see Note 18	**–4,017**	–1,032
Closing net debt	**–8,420**	–9,600
Change in interest-bearing net debt		
Liquid assets	**299**	–216
Interest-bearing receivables	**28**	–111
Provisions for pensions	**333**	20
Other interest-bearing liabilities	**520**	–2,314
Total	**1,180**	–2,621

COMMENTS ON THE CASH FLOW STATEMENT

The Swedish Financial Accounting Standards Council's recommendation RR7 Accounting for cash flows is applied from 1999. The 1998 figures have been recomputed for the sake of comparability. Figures for previous years have not been recomputed.

The indirect method has been applied. This mains that the net amount of payment inflows and outflows in operating activities have been calculated by adjusting the result for change during the year in stocks, operating receivables and operating liabilities. Adjustments have also been made for items that had no effect on cash flow, such as depreciation and write-downs.

Some simplifications have been made, including the use of the average exchange rate for the year concerned when calculating change in all balance sheet items except liquid assets.

NET INVESTMENTS



MSEK
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
–1,000
–2,000
1995
1996
1997
1998
1999
Acquisitions
Fixed assets
Sales
Net investments
Depreciation

MSEK	1999	1998	1997	1996	1995
Fixed assets, strategic investments[1]	**237**	696	2,163	644	–
Fixed assets, other investments[1]	**1,283**	1,477	2,197	2,592	2,260
Acquisitions	**53**	1,681	3,109	676	3,762
Gross investments	**1,573**	3,854	7,469	3,912	6,022
Sale of fixed assets	**–670**	–415	–984	–2,023	–1,803
Net investments	**903**	3,439	6,485	1,889	4,219

[1] Breakdown as of 1996

CASH FLOW, INVESTMENTS AND DEPRECIATION

	Cash flow					Investments					Depreciation				
MSEK	1999	1998	1997	1996	1995	1999	1998	1997	1996	1995	1999	1998	1997	1996	1995
Corrugated & Containerboard	**1,125**	935	927	1,174	1,331	**726**	2,588	2,871	707	1,089	**898**	857	648	465	445
Kraft Products & Sacks	**409**	544	816	385	626	**495**	787	2,784	1,320	1,968	**546**	503	391	269	237
Barrier Coating	**207**	168	197	26	54	**116**	70	56	69	540	**105**	103	105	94	25
Cartonboard	**62**	–384	193	242	287	**135**	134	1,268	663	200	**171**	115	104	93	95
Wood Products & Timber	**76**	184	112	94	280	**61**	79	139	251	278	**139**	131	138	115	96
Wood Supply & Forestry	**1,287**	1,375	1,231	1,426	1,193	**21**	77	107	95	97	**65**	72	83	61	59
Other	**–41**	–445	–320	–467	–156	**19**	119	244	807	1,850	**39**	69	52	47	54
Total Group	**3,125**	2,377	3,156	2,880	3,615	**1,573**	3,854	7,469	3,912	6,022	**1,963**	1,850	1,521	1,144	1,011

Accounts in euros are available on AssiDomän's website **www.asdo.se**

PARENT COMPANY

PROFIT AND LOSS ACCOUNT

MSEK		1999	1998
Operating income			
Net turnover		**897**	1,293
Other operating income	Note 1	**136**	90
		1,033	1,383
Operating expenses			
Other external costs	Note 2	**–410**	–345
Staff costs	Note 3	**–158**	–92
Depreciation according to plan	Note 4	**–24**	–19
		–592	–456
Operating profit		**441**	927
Result from financial items	Note 6		
Result from participations in subsidiaries		**–261**	–21
Result from other securities and receivables accounted for as fixed assets		**–**	22
Other financial income		**456**	665
Other financial expenses		**–694**	–597
Exchange differences		**149**	–171
		–305	–102
Profit after financial items		**91**	825
Appropriations	Note 22	**–34**	–310
Profit before tax		**57**	515
Tax	Note 7	**–31**	–35
Net profit for the year		**26**	480

CASH FLOW STATEMENT

MSEK		1999	1998
Operating activities			
Net turnover		**897**	1,293
Operating expenses, etc.		**–535**	–447
Operating surplus		**362**	846
Change in working capital			
Operating receivables		**181**	–342
Stocks		**–**	9
Operating liabilities		**61**	–59
		604	454
Net financial items		**35**	–103
Paid tax		**–99**	–90
Cash flow from operating activities		**540**	261
Investing activities			
Current investments in fixed assets		**–341**	–111
Acquisitions		**–1,702**	–1,766
Sale of fixed assets		**652**	1,340
Change in			
non-interest-bearing other receivables		**–80**	–296
non-interest-bearing other liabilities		**1,454**	890
Cash flow from investing activities		**–17**	57
Financing activities			
Change in shareholders' funds			
Shareholders' contribution		**–460**	–14
Group contribution		**–**	–496
Dividend		**–651**	–651
Change in			
provisions for pensions		**–61**	–17
interest-bearing receivables		**5,586**	–1,438
other interest-bearing liabilities		**1,393**	2,453
Cash flow from financing activities		**5,807**	–163
Cash flow for the year		**6,330**	155
Liquid assets, opening balance	Note 15	**1,144**	989
Liquid assets, closing balance	Note 15	**7,474**	1,144

BALANCE SHEET

MSEK		1999	1998
ASSETS			
Fixed assets			
Tangible fixed assets	Note 9		
Forest land		**3,652**	3,538
Buildings, other land and land improvements		**250**	151
Machinery and equipment		**31**	67
Construction in progress		**8**	2
		3,941	3,758
Financial fixed assets			
Shares and participations	Note 10	**11,515**	12,072
Interest-bearing long-term receivables	Note 11	**2,445**	8,031
Non-interest-bearing long-term receivables	Note 11	**2,612**	1,247
		16,572	21,350
		20,513	25,108
Current assets			
Stocks	Note 12	**5**	5
Non-interest-bearing, current receivables	Note 13	**809**	1,668
Short-term investments	Note 14, 15	**7,105**	833
Cash and bank balances	Note 15	**369**	312
		8,288	2,818
Total assets		**28,801**	27,926
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	Note 16		
Restricted equity			
Share capital (118,373,034 shares with a par value of SEK 20 each)		**2,367**	2,367
Statutory reserve		**3,573**	3,573
		5,940	5,940
Unrestricted equity			
Retained earnings		**4,613**	5,514
Net profit for the year		**26**	480
		4,639	5,994
		10,579	11,934
Untaxed reserves	Note 23	**381**	807
Provisions			
Interest-bearing			
Provisions for pensions	Note 17	**726**	1,012
Non-interest-bearing			
Other provisions	Note 17	**684**	566
		1,410	1,578
Liabilities			
Interest-bearing liabilities	Note 18	**11,037**	9,644
Non-interest-bearing liabilities	Note 19	**5,394**	3,963
		16,431	13,607
Total shareholders' equity and liabilities		**28,801**	27,926
Assets pledged	Note 20	**8**	17
Contingent liabilities	Note 21	**358**	377

Accounting Principles

The accounting principles remain unchanged compared with the previous year. AssiDomän follows the recommendations of the Swedish Financial Accounting Standards Council.

Principles of Consolidation

The consolidated accounts are prepared in accordance with the recommendation of the Swedish Financial Accounting Standards Council.

The consolidated financial statements include the Parent Company, AssiDomän AB, and those companies in which the Parent Company directly or indirectly owns more than 50% of the voting rights for the shares or over which it exercises a decisive influence for another reason.

Accounting for acquisitions and disposals

The consolidated financial statements are prepared in accordance with the purchase method. This means that equity, including the estimated equity proportion of untaxed reserves, in subsidiaries on the acquisition date is totally eliminated against the book value of the shares in the respective subsidiary. Consolidated equity therefore consists solely of the proportion of subsidiaries' equity that is generated since acquisition.

Assets, provisions and liabilities in acquired companies are included in the consolidated financial statements at market value. Should the acquisition value of shares in subsidiaries exceed the market value of the acquired assets, after deduction of assumed provisions and liabilities, the difference is stated as goodwill.

Fixed assets and goodwill are depreciated in accordance with the principles described below under "Depreciation according to plan".

Should the acquisition value of shares in subsidiaries be lower than the market value of the assets, after deduction for provisions and liabilities, negative goodwill will arise. Negative goodwill is normally used to write down the value of non-monetary fixed assets, and is otherwise stated as a long-term liability and reversed in accordance with a specific plan.

The results of companies acquired during a current year are only included in the consolidated profit and loss account for the part of the year in which the company belonged to the Group. The results of companies sold during the year are included in the consolidated profit and loss account until the date of disposal. Income recognition of the disposal is based on the Group's net assets in these companies at the date of disposal.

Translation of profit and loss accounts and balance sheets of foreign subsidiaries

Foreign subsidiaries are classified as independent operations. Their profit and loss accounts are translated into Swedish kronor at the average exchange rates for the year. Balance sheets are translated into Swedish kronor at closing rates. Any differences thus arising are taken directly to equity. For the accounting treatment of hedging transactions, see below.

EXCHANGE RATES

Country	Currency		Average rate January–December 1999	Average rate 1998	Closing rate 31 December 1999	Closing rate 1998
Austria	100	ATS	**64.04**	64.31	**62.10**	68.65
Belgium	100	BEF	**21.85**	21.93	**21.18**	23.42
Czech Republic	100	CZK	**23.88**	24.88	**23.65**	27.01
Denmark	100	DKK	**118.53**	118.81	**114.92**	126.83
France	100	FFR	**134.35**	134.96	**130.27**	144.03
Germany	100	DEM	**450.59**	452.46	**436.90**	483.01
Hungary	100	HUF	**3.49**	3.69	**3.35**	3.73
Italy	1 000	ITL	**4.55**	4.58	**4.41**	4.88
Latvia	1	LVL	**14.07**	13.49	**14.53**	14.22
Lithuania	100	LTL	**206.34**	199.17	**212.67**	202.02
Netherlands	100	NLG	**399.91**	401.39	**387.76**	428.63
Norway	100	NOK	**106.01**	105.38	**105.84**	107.09
Poland	100	PLN	**208.86**	227.25	**205.37**	230.84
Russia	100	RUR	**33.27**	100.55	**30.88**	39.81
Slovakia	100	SKK	**19.94**	22.59	**20.16**	22.58
Spain	100	ESP	**5.30**	5.33	**5.14**	5.68
Switzerland	100	CHF	**551.54**	549.41	**532.25**	589.71
United Kingdom	1	GBP	**13.37**	13.17	**13.75**	13.53
USA	1	USD	**8.26**	7.95	**8.51**	8.07
ECU	100	XEU	**-**	892.54	**-**	947.09
Euro	100	ECU	**881.28**	-	**854.50**	-

Equity method of accounting for associated companies

The equity method means that for companies in which the Group has at least 20% and not more than 50% of the votes, the equity share in the associated company's profit after financial items is included in consolidated operating profit. The share of tax in the associated company is stated as tax, after which the net result is taken to restricted equity. The book value of shares in associated companies in the consolidated financial statements is changed by the net result. Dividends received reduce the book value of the shares and do not affect the consolidated profit and loss account.

Provision for Deferred Tax

In Sweden, as in most other industrialised countries, tax charges can be postponed. This leads to a deferred tax liability.

For the Parent Company this means that appropriations made for tax purposes in the profit and loss account are placed in an untaxed reserve in the balance sheet.

Appropriations and untaxed reserves are not included in the consolidated financial statements. They are divided into equity and deferred tax, using the tax rates applicable in each country. The estimated deferred tax which relates to these appropriations is stated in the consolidated profit and loss account as a deferred tax cost and the deferred tax in untaxed reserves as a provision for tax in the consolidated balance sheet. Unutilised deferred tax receivables in the form of loss allowances and taxed reserves are netted off in the calculation of provision for deferred tax.

Internal Pricing

Prices for sales between Group companies are based on sound business principles and market prices.

Receivables, Provisions and Liabilities in Foreign Currency

Main rule

Receivables, provisions and liabilities in foreign currency are valued at closing rates. Hedged accounts receivable or payable in foreign currency are valued at the spot rate with addition or deduction of the deferred forward premium.

The deferred forward premium is included with exchange differences in operating profit.

Forward contracts are also used to some extent for future deliveries. These contracts are not matched by accounts receivable or payable on the closing date. Any unrealised exchange differences at the closing date on this type of contract are not stated.

Exchange losses and exchange gains on long-term receivables and liabilities are offset against each other. In the event of a negative net amount, this is stated as an exchange rate fluctuation among financial items in the profit and loss account.

Exception

Any exchange differences arising on loans and forward contracts entered into to hedge exchange rates of net assets in foreign companies are netted off in the consolidated financial statements, after tax is taken into account, against exchange differences for the year arising from the translation of the balance sheets of foreign subsidiaries to Swedish kronor.

Valuation of Stocks

Stocks are valued at the lower of the acquisition/production cost or net realisable value. In the case of finished goods, net realisable value is the sales value less selling expenses. In the case of semi-manufactured and input materials, the net realisable value is the replacement value. The FIFO (= first in, first out) principle is used as a general rule.

Depreciation According to Plan

Depreciation requirements are based on estimates of the remaining useful economic life of the assets. The following depreciation rates are used for calculating depreciation according to plan.

DEPRECIATION RATES	%
Industrial buildings	3–5
Residential and office buildings	2–2.25
Land improvements [1]	5
Heavy machinery	5
Light machinery	10
Other machinery and equipment	20–33
Goodwill	5–20

[1] 3.75% on acquisitions prior to 1991

Goodwill is depreciated according to plan at 5–20% per year. The lower rate is used for acquisitions of well-reputed companies that are well established in the market. The higher rate is used in the case of acquired companies with an insignificant market impact.

Deprecation according to plan normally begins in the year after the year of the investment. In the case of major investments, depreciation may start when the asset is commissioned.

In the case of acquisitions, depreciation of goodwill and surplus values of assets begins on the acquisition date.

Write-Down of Fixed Assets

An analysis of the write-down requirement was conducted in 1999 in accordance with stipulations in the Swedish Companies Act and the Annual Accounts Act for regular assessment of asset values and applying the recommendations for revaluations issued by the Swedish Financial Accounting Standards Council, the Swedish Institute of Authorised Public Accountants and IASC. Individual valuations were made of the Group's operating units, whereby both units with surplus values and units with deficit values in relation to book values were identified. Surplus values exist, in addition to in the Group's forest assets, in the Group's other business areas. Since legislation and recommendations do not allow surplus and deficit values to be offset against each other, earnings have been charged with costs for write-downs without taking surplus values into account.

Leased Assets

In some cases, leasing is used to finance acquisitions of machinery. AssiDomän has chosen to report leased assets among fixed assets in the balance sheet, provided one of the following conditions is met
- ownership of the asset transfers automatically at the end of the leasing period
- the leasing contract includes an option to acquire the assets at a favourable price
- the leasing period includes the greater part of the asset's useful life, or
- the present value of the leasing rents is the same as or in excess of the acquisition value of the assets.

Depreciation according to plan of leased equipment stated among fixed assets is effected at the rates applied by the Group for similar acquired assets.

In cases where AssiDomän does not intend to acquire the leased asset after the expiry of the leasing period, the depreciation period does not extend beyond the expiry of the leasing contract.

Short-Term Investments

Short-term investments include treasury bills, commercial papers, bonds and other interest-bearing instruments. Short-term investments including the trading portfolio are valued using the portfolio method at the lowest of acquisition value and net realisable value. This means that unrealised losses are offset against unrealised gains on listed financial instruments. Any excess loss is stated among net financial items while a profit is not stated. Accrued interest is included among other current receivables.

With effect from 1999, in the Parent Company short-term investments are reported including the trading portfolio item for item at the lower of acquisition value and net realisable value. Any excess loss is reported in net financial items while a corresponding gain is not reported.

Investments intended to be held until maturity are valued at acquisition cost. These investments are included among long-term interest-bearing receivables. Accrued interest is reported among other current receivables.

Special Information About the Parent Company

AssiDomän AB is a holding company whose main role is to administer shares and provide group-wide management. The company owns a substantial portfolio of property, mainly forest land, which is used in the forestry operations and assigns felling and other usage rights to these properties to the subsidiary AssiDomän Skog & Trä AB.

The following notes apply to both the Parent Company and the Group.

Note 1 Other Operating Income

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Own work capitalised	**5**	5	**–**	–
Capital gains on sales of property, machinery and equipment	**199**	132	**103**	90
Other operating income	**5**	8	**33**	–
Total	**209**	145	**136**	90

Note 2 Fees and Expenses to Auditors

MSEK	Group 1999	Parent Company 1999
KPMG		
Audit assignment	**13**	**1**
Other assignments	**6**	**4**
Other auditors		
Audit assignment	**1**	**–**
Other assignments	**1**	**–**
Total		
Audit assignments	**14**	**1**
Other assignments	**7**	**4**
Total	**21**	**5**

Note 3 Staff Costs and Average Number of Employees

Wages, salaries and other remuneration, and social security costs

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Wages, salaries and other remuneration	**3,880**	3,967	**100**	60
Contractual pensions to board members, presidents and vice presidents	**44**	25	**13**	3
Contractual pensions, other	**207**	166	**11**	8
Other social security costs	**1,101**	1,019	**34**	21
Total	**5,232**	5,177	**158**	92
Capitalised pension commitments to board members, presidents and vice presidents	**106**	58	**4**	–

Wages, salaries and other remuneration by country

MSEK	1999 Boards, Pres./Vice Pres	1999 Other employees	1998 Boards, Pres./Vice Pres	1998 Other employees
Parent Company				
Sweden	**23**	**77**	7	53
Subsidiaries				
Sweden	**48**	**1,577**	26	1,696
United Kingdom	**13**	**391**	15	498
Denmark	**10**	**333**	11	326
Germany	**11**	**318**	13	278
France	**8**	**260**	8	276
Belgium	**8**	**169**	7	180
Italy	**7**	**171**	7	172
Spain	**6**	**96**	2	45
Czech Republic	**7**	**86**	6	84
Slovakia	**1**	**66**	1	67
Netherlands	**2**	**60**	4	65
Switzerland	**6**	**67**	4	57
Norway	**1**	**35**	1	36
Croatia	**1**	**6**	–	–
Poland	**–**	**7**	–	3
Russia	**0**	**5**	2	13
Lithuania	**–**	**3**	–	3
Hungary	**–**	**1**	–	–
Other countries	**–**	**–**	–	1
Total subsidiaries	**129**	**3,651**	107	3,800
Total	**152**	**3,728**	114	3,853

Average number of employees by country

	1999 Women	1999 Men	1999 Total	1998 Total
Parent Company				
Sweden	94	139	**233**	148
Subsidiaries				
Sweden	880	4,970	**5,850**	6,282
Slovakia	487	1,300	**1,787**	1,941
Czech Republic	290	1,269	**1,559**	1,665
United Kingdom	248	1,247	**1,495**	1,857
France	279	892	**1,171**	1,164
Denmark	233	801	**1,034**	1,017
Germany	177	821	**998**	997
Italy	74	684	**758**	788
Belgium	98	542	**640**	630
Spain	53	526	**579**	303
Netherlands	25	202	**227**	187
Switzerland	30	169	**199**	194
Russia	41	108	**149**	98
Norway	42	102	**144**	153
Croatia	42	54	**96**	–
Poland	21	48	**69**	49
Lithuania	12	50	**62**	60
Hungary	3	2	**5**	6
Latvia	4	–	**4**	4
Singapore	–	1	**1**	–
Total subsidiaries	3,039	13,788	**16,827**	17,395
Total	3,133	13,927	**17,060**	17,543

Information regarding emoluments to senior executives in accordance with the recommendations of the Industry and Commerce Stock Exchange Committee (NBK)

Chairman of the Board

Fee:

Olof Lund (01/01/1999 – 14/06/1999)	SEK 138,507
Bernt Magnusson (14/06/1999 – 31/12/1999)	SEK 273,288

President

Salary and other benefits:

Lennart Ahlgren (01/01/1999 – 14/04/1999)	SEK 1,298,171 [1]
Roger Asserståhl (16/04/1999 – 31/08/1999)	SEK 1,527,326
Gunnar Palme (01/09/1999 – 31/12/1999)	SEK 1,684,134

[1] Remuneration during Lennart Ahlgren's time as president. In addition, Lennart Ahlgren received notice and severance pay totalling SEK 3,841,207.

Notice and severance pay (Lennart Ahlgren)

The period of notice from the company's side was 16 April 1999 until 15 October 1999. Subsequently, severance pay with full employment benefits is payable for 2.5 years. A provision was made in the 1999 accounts for severance pay with full employment benefits.

Pension (Gunnar Palme)

The agreement on future pension involves retirement at the age of 65, but either party is entitled to call for retirement with pension from the age of 60. Between the ages of 60 and 65, pension will be paid at 65% of pensionable salary. Regular pension follows the ITP Plan. In addition, complementary pension benefits will be provided on the portion of the annual salary that exceeds 7.5 base amounts.

Notice and severance pay (Gunnar Palme)

The period of notice is six months on either side. In the event of notice being given by the company, a severance pay corresponding to 18 months' salary will be paid. The severance pay will be paid monthly after the end of the notice period. If new employment is obtained during this period, the severance pay will be reduced by the amount received from the new position.

Other Senior Executives

Pension

The agreement on future retirement pension involves retirement at the age of 65, but either party is entitled to demand retirement from the age of 62. Between the ages of 62 and 65, pension will be paid at 70% of pensionable salary on the retirement date. The regular pension follows the ITP plan. In addition, supplementary pension benefits are provided on the proportion of annual salary which lies between the ITP plan's upper salary ceiling and 50 base amounts.

Notice and severance pay

The period of notice is 12 months on the part of the Company and 6 months on the part of the employee. In the event of notice being given by the Company, severance pay will correspond to two annual salaries. Severance pay will be paid monthly following expiry of the notice period. If new employment is obtained during this period, the severance pay will be reduced by the amount received from the new position.

Note 4 Depreciation According to Plan and Write-downs

	Group		Parent Company	
MSEK	**1999**	1998	**1999**	1998
Depreciation according to plan				
Intangible fixed assets				
Goodwill	**232**	209	**–**	–
Patents and similar rights	**7**	8	**–**	–
Tangible fixed assets				
Buildings	**217**	210	**5**	5
Other land and land improvements	**16**	13	**3**	2
Machinery and equipment	**1,491**	1,413	**16**	12
Construction in progress	**–**	–3	**–**	–
Total	**1,963**	1,850	**24**	19
Write-downs				
Intangible fixed assets				
Goodwill	**488**	–	**–**	–
Tangible fixed assets				
Buildings	**4**	–	**–**	–
Other land and land improvements	**3**	–	**–**	–
Machinery and equipment	**1,045**	–	**–**	–
Total	**1,540**	–	**–**	–

An analysis of the write-down requirement was conducted in 1999 in accordance with stipulations in the Swedish Companies Act and the Annual Accounts Act for regular assessment of asset values and applying the recommendations for revaluations issued by the Swedish Financial Accounting Standards Council, the Swedish Institute of Authorised Public Accountants and IASC. Individual valuations were made of the Group's operating units, whereby both units with surplus values and units with deficit values in relation to book values were identified. Surplus values exist, in addition to in the Group's forest assets, in the Group's other business areas. Since legislation and recommendations do not allow surplus and deficit values to be offset against each other, earnings have been charged with costs for write-downs without taking surplus values into account.

Note 5 Share of Profits of Associated Companies

	Group	
MSEK	**1999**	1998
Share of profit after financial items	**–2**	–
Taxes	**–**	–
Total	**–2**	–

AssiDomän's share of associated companies' profits and equity is reported according to the equity method in the manner described in Accounting Principles. The 1999 profit share pertains to a profit share in Spectra Packaging Display Ltd (50%).

Note 6 Result from Financial Items

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Result from participations in subsidiaries				
Dividends	–	–	**1,250**	–
Write-downs	–	–	**–1,418**	–21
Capital gains	**54**	–	–	–
Capital losses	**–69**	–	**–93**	–
Total	**–15**	–	**–261**	–21
Result from participations in associated companies				
Capital gain	**32**	–	–	–
Total	**32**	–	–	–
Result from other securities and receivables accounted for as fixed assets				
Capital gains	**1**	41	–	22
Capital losses	**–4**	–1	–	–
Write-downs	**–1**	–8	–	–
Total	**–4**	32	–	22
Other financial income				
Interest income, subsidiaries	–	–	**410**	603
Interest income, other	**66**	87	**46**	62
Other financial income	**4**	4	–	–
Total	**70**	91	**456**	665
Other financial expenses				
Interest expenses, subsidiaries	–	–	**–132**	–86
Interest expenses, pensions	**–84**	–92	**–71**	–108
Interest expenses, other	**–465**	–561	**–482**	–396
Other financial expenses	**–39**	–26	**–9**	–7
Total	**–588**	–679	**–694**	–597
Exchange differences	**5**	–18	**149**	–171
Total result from financial items	**–500**	–574	**–350**	–102

The financial portion of costs of pension commitments administered by the Company is based on an interest rate of 2.9% (3.3).

Note 7 Taxes

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Paid tax	**–469**	–153	**–31**	–35
Change in provision for deferred tax	**308**	–138	–	–
Total	**–161**	–291	**–31**	–35

Note 8 Intangible Fixed Assets, Group

MSEK	Goodwill	Patents and similar rights	Total
Acquisition values			
Opening balance, 1 Jan. 1999	2,771	49	2,820
Investments	–	10	10
Company acquisitions	–12	–	–12
From construction in progress and advance payments	–	1	1
Reclassification of fixed assets	207	–	207
Sales	–121	–	–121
Translation differences	–64	–3	–67
Closing balance, 31 Dec. 1999	2,781	57	2,838
Accumulated depreciation according to plan			
Opening balance, 1 Jan. 1999	–735	–39	–774
Reclassification of fixed assets	–88	–	–88
Sales	76	–	76
Depreciation for the year	–232	–7	–239
Write-downs	–488	–	–488
Translation differences	26	3	29
Closing balance, 31 Dec. 1999	–1,441	–43	–1,484
Closing residual value according to plan, 31 Dec. 1999	1,340	14	**1,354**
Of which revaluations			
Opening balance, 1 Jan. 1999	–	–	–
Reclassification	63	–	63
Closing balance, 31 Dec. 1999	63	–	63

Note 9 Tangible Fixed Assets

MSEK	Forest land	Buildings, other land and land improvements	Machinery and equipment	Construction in progress and advance payments
Group				
Acquisition values				
Opening balance, 1 Jan. 1999	5,218	6,628	25,326	495
Investments	95	85	675	655
Company acquisitions	–	–	2	–
From construction in progress and advance payments	–	45	488	–534
Reclassification of fixed assets	–106	68	–83	–86
Sales, distribution to Sveaskog and disposals	–1,090	–169	–1,194	–2
Translation differences, etc.	–	–303	–975	–24
Closing balance, 31 Dec. 1999	4,117	6,354	24,239	504
Accumulated depreciation according to plan				
Opening balance, 1 Jan. 1999	–	–2,639	–12,504	3
Reclassification of fixed assets	–	39	49	–
Sales and disposals	–	73	930	–
Depreciation for the year	–	–233	–1,491	–
Write-downs	–	–7	–1,045	–
Translation differences, etc.	–	123	564	–8
Closing balance, 31 Dec. 1999	–	–2,644	–13,497	–5
Closing residual value according to plan, 31 Dec. 1999	**4,117**	**3,710**	**10,742**	**499**

Note 9 cont.

MSEK	Forest land	Buildings, other land and land improvements	Machinery and equipment	Construction in progress and advance payments
Of which, revaluations				
Opening balance, 1 Jan. 1999	–	97	70	–
Reclassification	–	–58	–5	–
Sales	–	–	2	–
Depreciation for the year on revalued amount	–	–1	–	–
Translation differences, etc.	–	–9	–2	–
Closing balance, 31 Dec. 1999	–	29	65	–
Parent Company				
Acquisition values				
Opening balance, 1 Jan. 1999	3,538	175	95	2
Investments	310	5	15	11
From construction in progress and advance payments	–	5	–	–5
Reclassification of fixed assets	–106	106	–	–
Sales and disposals	–90	–10	–46	–
Closing balance, 31 Dec. 1999	3,652	281	64	8
Accumulated depreciation according to plan				
Opening balance, 1 Jan. 1999	–	–24	–28	–
Sales and disposals	–	1	11	–
Depreciation for the year	–	–8	–16	–
Closing balance, 31 Dec. 1999	–	–31	–33	–
Closing residual value according to plan 31 Dec. 1999	**3,652**	**250**	**31**	**8**

Machinery and equipment rented through leasing contracts

MSEK	Group 1999	Group 1998
Acquisition values	**1,083**	1,255
Accumulated depreciation according to plan	**–591**	–578
Closing residual value according to plan	**492**	677

The liability reported in the consolidated balance sheet for leased assets amounts to MSEK 144 (292). Repayment years for the liability at 31 December 1999 are stated in Note 18.

Assessed values of Swedish property

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Forest land	**15,412**	17,051	**15,392**	13,575
Other land	**322**	431	**121**	140
Buildings	**2,620**	4,539	**44**	54
Total	**18,354**	22,021	**15,557**	13,769
Book values, forest land	**4,117**	5,218	**3,652**	3,538

The assessed values stated above pertain to official assessed values, adjusted in some cases by the estimated effect of partial acquisitions and partial disposals.

Note 10 Shares and Participations

MSEK	Subsidiaries	Associated companies	Other securities held as fixed assets	**Total**
Group				
Opening balance, 1 Jan. 1999	–	53	45	98
Investments	–	60	2	62
Sales	–	–50	–	–50
Share of profits of associated companies	–	–2	–	–2
Write-down	–	–	–1	–1
Translation differences, etc.	–	–	–2	–2
Closing balance, 31 Dec. 1999	–	61	44	**105**
Parent Company				
Opening balance, 1 Jan. 1999	12,055	1	16	12,072
Investments	1,700	–	2	1,702
Write-down	–1,418	–	–	–1,418
Sales	–840	–1	–	–841
Closing balance, 31 Dec. 1999	11,497	–	18	**11,515**

Note 10, cont., see page 39

Note 11 Long-term Receivables

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Interest-bearing long-term receivables				
Receivables from subsidiaries	–	–	**2,445**	8,030
Other long-term receivables	**15**	15	–	1
Total	**15**	15	**2,445**	8,031
Non-interest-bearing long-term receivables				
Receivables from subsidiaries	–	–	**2,611**	1,245
Other long-term receivables	**93**	89	**1**	2
Total	**93**	89	**2,612**	1,247

Note 12 Stocks

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Felling rights	**69**	62	–	–
Felled timber in forests	**15**	46	–	–
Raw materials	**838**	803	–	–
Consumables	**298**	311	–	–
Semi-manufactured goods	**87**	98	–	–
Work in progress	**126**	89	–	–
Finished products	**1,092**	1,263	–	–
Buildings held for resale	**5**	14	**5**	5
Work in progress	**34**	–	–	–
Advance payments to suppliers	**28**	44	–	–
Other	**234**	290	–	–
Total	**2,826**	3,020	**5**	5

Note 13 Non-Interest-Bearing Current Receivables

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Accounts receivable	**4,364**	4,143	**6**	2
Receivables from subsidiaries	–	–	**387**	1,394
Tax receivable	**330**	260	**142**	74
Other current receivables	**481**	473	**88**	140
Prepaid expenses and accrued income	**411**	241	**186**	58
Total	**5,586**	5,117	**809**	1,668

Note 10, cont.

Specification of shares and participations, and other securities held as fixed assets

	Registration number	Registered office	Share of equity, % [1]	No. of shares	Book value SEK 000s
Parent Company's holdings					
Direct holdings in subsidiaries					
AssiDomän Cartonboard AB	556004-5097	Lindesberg	100	220,000	649,967
AssiDomän Fastighetsutveckling AB	556438-3635	Solna	100	1,000	254
AssiDomän Förenade Well AB	556037-6898	Eslöv	100	700,000	142,784
AssiDomän Försäkring AB	516401-8466	Stockholm	100	100,000	10,162
AssiDomän Deutschland GmbH	–	Germany	100	1	198,837
AssiDomän Holding France SA	–	France	47.25	605,770	338,911
AssiDomän Holding (Nederland) BV	–	Netherlands	100	2,300	1,838,438
AssiDomän Holdings UK Ltd	–	United Kingdom	100	40,145,453	641,097
AssiDomän Kraft Products AB	556071-4072	Solna	100	692,911,345	1,453,905
AssiDomän Packaging AB	556040-5960	Stockholm	100	10,000,000	3,111,468
AssiDomän Reinsurance SA	–	Luxembourg	100	11,999	54,005
AssiDomän Sepap, a.s.	–	Czech Republic	59.5	2,038,594	644,681
AssiDomän Skog & Trä AB	556087-3464	Solna	100	12,500	196,350
AssiDomän Štúrovo a.s.	–	Slovakia	94.5	1,368,332	318,000
Förvaltnings AB Hasselfors	556000-4490	Solna	100	4,931,328	1,030,425
Hasselfors Värdepappersförvaltning AB	556424-4019	Laxå	100	6,602,547	829,052
Other subsidiaries					38,486
Total directly owned subsidiaries					11,496,822
Major indirect holdings in subsidiaries					
AssiDomän Barrier Coating AB	556039-3828	Örebro	100	200,000	–
AssiDomän Belcoat NV	–	Belgium	100	72,999	–
AssiDomän Holding France SA	–	France	52.75	676,200	–
AssiDomän Inncoat Gmbh	–	Germany	97.1	2	–
AssiDomän Interiör AB	556062-9080	Malå	100	4,300	–
AssiDomän Karlsborg AB	556310-4198	Kalix	100	250,000	–
AssiDomän Nord Trä AB	556046-8208	Piteå	100	150,000	–
AssiDomän Italia SpA	–	Italy	100	853,100	–
AssiDomän Packaging Danmark AS	–	Denmark	100	17,000	–
AssiDomän Packaging Benelux NV	–	Belgium	100	230,000	–
AssiDomän Sepap, a.s.	–	Czech Republic	39.0	1,337,881	–
AssiDomän Skärblacka AB	556190-3179	Norrköping	100	1,000	–
Hasselfors Trä AB	556221-1945	Örebro	100	50,000	–
Natro Cellulosa – Industria Imballagi Carta SpA	–	Italy	100	88,240	–
Papeteries Lecoursonnois SA	–	France	100	2,000	–
Associated companies					
AssiDomän Karelia		Russia	100	100	60
Total associated companies					60
Other securities held as fixed assets					
Stratton Paper Company Ltd		Cyprus [2]	100	1,000	–
Bottenvikens Stuveri AB			24.1	18,775	2,586
Krapokowice		Poland	3.8	70,693	3,814
Träinformation AB			5.1	510	2
Commonhold residential units					8,702
Other participations					3,005
Total other securities held as fixed assets					18,109
Total Parent Company's holdings					**11,514,991**

[1] Share of voting rights corresponds to share of equity for all participations.
[2] After deduction of MSEK 375 provision for write-down.

			Share of equity, %	No. of shares	Book value SEK 000s
Group's holdings in associated companies					
Parent Company's direct holdings as specified above					60
Parent Company's major indirect holdings					
Spectra Packaging Display Ltd		United Kingdom	50	4,500,000	59,502
AssiDomän Isiklar Foreign Trade Company		Turkey	50		368
Others					1,145
Total associated companies					61,075
Group's other securities held as fixed assets					
Parent Company's direct holdings as specified above					18,109
Parent Company's major indirect holdings					
IL Returpapper			14.9	14,000	5,672
Rubezansky karton.obalovy komb			8.35	1,479,000	12,628
Others					7,472
Total Group's other securities held as fixed assets				43,881	
Group's total holdings of shares and participations					**104,956**

A complete statutory specification of subsidiaries' holdings is included in the annual report submitted to the Patent and Registration Office. This specification may be obtained from AssiDomän AB, Corporate Communications, SE-105 22 Stockholm.

Note 14 Short-Term Investments

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Short-term investments	**476**	162	**299**	51
Receivables from subsidiaries	**–**	–	**6,806**	781
Bills receivable	**25**	23	**–**	–
Other interest-bearing current receivables	**45**	19	**–**	1
Total	**546**	204	**7,105**	833

Most of the Swedish group has common bank accounts with the Parent Company as the main account-holder. The Parent Company's dealings with subsidiaries concerning common bank accounts are reported as current interest-bearing receivables from and current interest-bearing liabilities to the subsidiaries.

Note 15 Liquid Assets

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Short-term investments, see Note 14	**476**	162	**299**	51
Receivables from subsidiaries	**–**	–	**6,806**	781
Cash and bank balances	**711**	726	**369**	312
Total	**1,187**	888	**7,474**	1,144

Note 16 Shareholders' Equity

MSEK	Share capital	Restricted reserves	Unrestricted equity	Total
Group				
Shareholders' equity, 31 Dec. 1998	2,367	7,428	5,982	15,777
Cash dividends to shareholders	–	–	–651	–651
Distribution of Sveaskog	–	–	–794	–794
Costs directly related to distribution of Sveaskog	–	–	–35	–35
Translation difference	–	–383	143	–240
Transfer between restricted and unrestricted equity	–	– 304	–304	–
Net loss for the year	–	–	–863	–863
Shareholders' equity, 31 Dec. 1999	**2,367**	**7,349**	**3,478**	**13,194**

MSEK	Share capital	Restricted reserves	Unrestricted equity	Total
Parent Company				
Shareholders' equity, 31 Dec. 1998	2,367	3,573	5,994	11,934
Cash dividends to shareholders	–	–	–651	–651
Distribution of Sveaskog	–	–	–695	–695
Costs directly related to distribution of Sveaskog	–	–	–35	–35
Net profit for the year	–	–	26	26
Shareholders' equity, 31 Dec. 1999	**2,367**	**3,573**	**4,639**	**10,579**

Note 17 Provisions for Pensions

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Provisions for pensions, PRI/FPG	**211**	218	**–**	–
Provisions for pensions, other	**1,128**	1,454	**726**	1,012
Total	**1,339**	1,672	**726**	1,012

In addition to customary contractual pension commitments on the labour market, which are charged against the consolidated result in the form of insurance premiums for ITP and STP, etc., consolidated result and financial position are affected by substantial commitments for pensions and annuities taken over from the Swedish National Forestry Service with effect from 1 July 1992 under the terms of the incorporation agreement.

AssiDomän's pension commitments include refutable pension commitments to certain employees, primarily at AssiDomän Skog & Trä AB. Provision has been made to cover these commitments corresponding to the amount which it is believed will be paid. The remainder of the theoretical capital value is reported as a contingent liability of MSEK 25 (25).

Provision for industrial injuries and the proportion of the pension commitment which is not yet tax deductible are reported among Other provisions together with AssiDomän Skog & Trä's refutable pension liability. This provision amounts to MSEK 171 (148) in the Parent Company and MSEK 344 (371) in the Group.

Note 18 Interest-Bearing Liabilities

MSEK	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Long-term liabilities				
Bond issues				
Loan 2 5.35%, 1998–2001	**171**	171	**171**	171
Other 5.18%, 1998–2002	**99**	99	**99**	99
Utilised under MEUR 1,000 Euro Medium Term Note programme	**2,136**	–	**2,136**	–
Utilised under MSEK 2,000 Medium Term Note programme	**1,235**	–	**1,235**	–
Promissory note loan				
AMF-STP loan, 1998–2003	**181**	181	**181**	181
Other liabilities	**195**	581	**1**	1
Total	**4,017**	1,032	**3,823**	452
Current liabilities				
Bond issues				
Loan 3 5.85%, 1984–1999	**–**	10	**–**	10
Utilised under MUSD 750 Euro Commercial Paper programme	**1,327**	984	**1,327**	984
Utilised under MSEK 5,000 Swedish Commercial Paper programme	**2,363**	3,549	**2,363**	3,549
Liabilities to subsidiaries	**–**	–	**3,514**	2,267
Other liabilities	**646**	3,298	**10**	2,382
Total	**4,336**	7,841	**7,214**	9,192
Total interest-bearing liabilities	**8,353**	8,873	**11,037**	9,644

Maturities for external interest-bearing liabilities, 31 December 1999

MSEK	Group Total	Group Of which, leasing liabilities	Parent Company Total	Parent Company Of which, leasing liabilities
2000	4,336	39	3,710	–
2001	227	13	171	–
2002	132	20	90	–
2003	1,450	17	1,416	–
2004	24	16	0	–
2005 and thereafter	2,184	39	2,136	–
Total	8,353	144	7,523	–

The maturity structure of credit commitments is affected, apart from the maturity years of existing loans as listed above, by the fact that an agreement was concluded in 1996 for a seven-year syndicated credit commitment of MUSD 600. This credit commitment corresponds to MSEK 5,107 and has a remaining term of nearly four years.

Interest-bearing liabilities at 31 December 1999, currency breakdown incl. derivative instruments related to the liabilities

	Group			
	1999		1998	
Currency	MSEK	Share, %	MSEK	Share, %
MSEK	**4,125**	**49**	4,187	47
MEUR	**2,799**	**34**	2,827	32
MGBP	**141**	**2**	520	6
MCZK	**684**	**8**	501	6
MDKK	**227**	**3**	304	3
MSKK	**111**	**1**	151	2
MPLN	**110**	**1**	68	–
MCHF	**62**	**1**	93	1
MNOK	**58**	**1**	143	2
Others	**36**	**–**	79	1
Total	**8,353**	**100**	8,873	100

Note 19 Non-Interest-Bearing Liabilities

	Group		Parent Company	
MSEK	**1999**	1998	**1999**	1998
Long-term liabilities				
Liabilities to subsidiaries	**–**	–	**4,788**	3,453
Other long-term liabilities	**45**	340	**–**	–
Total	**45**	340	**4,788**	3,453
Current liabilities				
Advance payments	**10**	–	**–**	–
Accounts payable	**2,396**	2,306	**58**	43
Liabilities to subsidiaries	**–**	–	**50**	30
Taxes payable	**485**	152	**–**	–
Debt to State to settle against agreed shareholders' contribution	**28**	29	**28**	29
Other current liabilities	**508**	811	**48**	129
Accrued expenses and prepaid income	**1,299**	1,189	**422**	279
Total	**4,726**	4,487	**606**	510
Total non-interest-bearing liabilities	**4,771**	4,827	**5,394**	3,963

The debt to the State arose in connection with the incorporation agreement whereby AssiDomän took over the operations of the Swedish National Forest Service and most of its assets and liabilities.

Note 20 Assets Pledged

	Group		Parent Company	
MSEK	**1999**	1998	**1999**	1998
Property mortgages				
Collateral for debts to credit institutions	**448**	526	**–**	–
Collateral for debts to other lenders	**8**	8	**–**	–
Total	**456**	534	**–**	–
Chattel mortgages				
Collateral for debts to credit institutions	**109**	200	**–**	–
Collateral for debts to other lenders	**–**	10	**–**	–
Total	**109**	210	**–**	–
Bank deposits	**9**	30	**8**	17
Leased assets	**492**	677	**–**	–
Total assets pledged	**1,066**	1,451	**8**	17

Note 21 Contingent Liabilities

	Group		Parent Company	
MSEK	**1999**	1998	**1999**	1998
Guarantees on behalf of subsidiaries	**–**	–	**85**	118
Other contingent liabilities for subsidiaries	**–**	–	**146**	161
Guarantees and other contingent liabilities	**315**	244	**127**	98
Capital value of pension commitments in excess of those stated among liabilities	**25**	25	**–**	–
Total	**340**	269	**358**	377

Capital value of pension commitments in excess of amount entered as a liability, see also Note 17.

Note 22 Appropriations, Parent Company

	Parent Company	
MSEK	**1999**	1998
Group contribution, net	**–**	–496
Shareholders' contributions to subsidiaries	**460**	–14
Change in capital-based reserve	**37**	37
Transfer to replacement reserve for land	**–**	–4
Utilisation of replacement reserve for land	**451**	168
Change in tax allocation reserve	**–16**	–
Change in foreign exchange reserve	**1**	–
Difference between depreciation according to plan and book depreciation	**10**	–6
Provisions for pensions, surplus	**–57**	5
Total	**–34**	–310

Note 23 Untaxed Reserves, Parent Company

	Parent Company	
MSEK	**1999**	1998
Accumulated depreciation in excess of plan		
Machinery and equipment	**14**	23
Buildings	**16**	17
Land improvements	**1**	1
Other		
Capital-based reserve	**37**	74
Replacement reserve for land	**–**	451
Tax allocation reserve	**215**	199
Foreign exchange reserve	**1**	2
Provisions for pensions, surplus	**97**	40
Total	**381**	807

PROPOSED DISPOSITION OF UNAPPROPRIATED EARNINGS

Unrestricted equity as stated in the consolidated balance sheet amounts to MSEK 3,478.
No allocation to restricted reserves is proposed.

Unrestricted equity in the Parent Company is	
Retained earnings, SEK	4,613,316,900
Net profit for the year, SEK	26,004,668
	4,639,321,568
The Board of Directors and the President propose	
that a dividend of SEK 6.00 per share be paid to shareholders,	710,238,204
and that the remaining amount be carried forward to new account, SEK	3,929,083,364
	4,639,321,568

Stockholm, 17 February 2000

Bernt Magnusson *Chairman*	**Björn Björnsson**	**Hans Carlsson**
Gunnel Duveblad	**Lars-Åke Helgesson**	**Roland N Johanson**
Roland A Johansson	**Lars-Olof Pettersson**	**Carl Wilhelm Ros**
Per Tegnér	**Gunnar Palme** *President and CEO*	

AUDIT REPORT

To the Annual General Meeting of shareholders of AssiDomän AB. Corporate identity number 556016-9020

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of AssiDomän AB for the year 1999. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and the circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the Annual General Meeting of Shareholders that the profit and loss accounts and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Stockholm, 22 February 2000

Owe Wallinder *Authorised Public Accountant* *Deputy auditor replacing regular auditor Thomas Jansson*	**Stefan Holmström** *Authorised Public Accountant*

R&D project provided better printability

Growing demands from the retail trade for attractive and sales-promoting packaging is a driving force for AssiDomän's research and development work.



The demand for higher printing quality has resulted, among other things, in an extensive training programme focused on customers. The training is based on a handbook in printing technology in which experiences from the development work are put to practical use.

Flexo Emballasje A/S, a subsidiary of J D Stenqvist AB, is a modern paper processing company that uses kraft paper from AssiDomän in a number of different products. Both production staff and the sales team at J D Stenqvist have improved their skills in advanced printing technology as a result of this training programme.

Read more about Research and Development at AssiDomän on page 12.

- AssiDomän's environmental strategy is to work with a holistic approach to environmental issues.
- Environmental work is measured with key ratios for sustainable development and eco-efficiency.
- The ecological balance sheet for the Group's forestry operations indicates an overall improvement.
- Of the growth in AssiDomän's forests in 1999, 68% was felled.
- 63% of the Group's fuel consumption is based on biofuels.
- Emissions of acid-forming sulphur dioxide decreased by a total of 37% at the plants and in transport operations.
- The environmental impact of AssiDomän's transports is decreasing. Rail 99 is a significant contributory factor.
- AssiDomän is the market leader for FSC-labelled products.
- AssiDomän sees the introduction of environmental management systems as a long-term and important investment.
- Co-operation between AssiDomän and WWF was rewarded with an environmental award.





48



53



56

ENVIRONMENTAL INFORMATION

Questions about AssiDomän's environmental work should be addressed to:

Corporate Technology & Environment
Telephone: +46 8 655 91 73, 655 91 74, 655 91 54
Fax: +46 8 655 94 21
E-mail: environ@asdo.se

Information about the Group's environmental work and contacts at business units and the pulp and paper mills are available on AssiDomän's website:
www.asdo.se

ENVIRONMENTAL STRATEGY

AssiDomän's environmental strategy is **to work with a holistic approach to environmental issues** in its development of sustainable product solutions. The environmental management systems at the plants are a key part of this strategy.

STRATEGY FOR SUSTAINABLE DEVELOPMENT

At the UN Environmental Conference in Rio de Janeiro in 1992, it was established that sustainable development has four dimensions: ecological, economic, social and cultural. The raw material for AssiDomän's operations, the forest, encompasses all these dimensions: ecological forestry that is conducted with a good long-term return and with social and cultural consideration. This has been guaranteed through certification according to the FSC's principles for sustainable forestry. In the industrial operations, a certified environmental management system guarantees continual improvements throughout the entire chain all the way to the customer.

AssiDomän's environmental policy expresses the ambition that the Group should operate with a view to sustainable development and work for this in society. Operations and products must fit into an ecological cycle so that customers' requirements are met without comprising the availability of resources for future generations. AssiDomän's operations, which depend to a considerable extent on renewable raw materials, have good chances of playing a prominent role in the market in both the short and long term.

Customers' overall view of the perceived benefit of the Group's products and of AssiDomän as a cost-effective and environmentally compliant company must be strengthened. This is why it is a natural part of business development for AssiDomän to work with a holistic approach to environmental issues and active efforts to provide society with sustainable product solutions. Ongoing introduction of and work with environmental management systems is a very important part of the Group's strategy. All in all, this is expected to provide new business opportunities within those areas in which the Group has expressed ambitions to develop and lead.

ORGANISATION FOR ENVIRONMENTAL WORK

An environmental forum, Corporate Environmental Council, with management level representatives from the business units and the Group's staff functions, acts as an advisory body to Executive Group Management. The task of the environmental forum is to prepare and propose Group-wide environmental strategies.

The Environmental Affairs Department, within Corporate Technology & Environment, co-ordinates, and provides information, training and support relating to environmental work in close co-operation with plant management, environmental managers and other employees.

To monitor environmental issues in the countries in which AssiDomän operates, the Group participates in some 30 internal and external environmental groups and organisations. The intention is to create a network so that experiences can be exchanged and to promote the advantages of wood-based products for many applications in various contexts.

Communication plays a key role in the Group's environmental activities and is used in all customer contacts. Group-wide environmental information is communicated by the Environmental Affairs Department and Corporate Communications.

ENVIRONMENTAL POLICY

OUR ENVIRONMENT

AssiDomän's operations have an impact on the environment, as do all industrial activities. We have a responsibility, however, to reduce this impact on the environment as far as this is ecologically and economically reasonable.

AssiDomän's commitment to long-term sustainable development means that as far as possible we shall use renewable resources to make products that are of maximum use with minimum consumption of resources.

Protecting forests, water and air is crucial to the survival and development of our business. Our responsibility to the natural environment is the same that we owe to our customers, employees, shareholders and society in general.

MAIN GUIDELINES

Continual improvement

Our environmental efforts will be preventative. We will seek continual improvement throughout the full life cycle of our products.

Sustainable forestry and protection of biological diversity

We will use forestry methods that exploit the forest's own ability to renew and sustain itself while preserving biological diversity.

Conservation of resources

We will economise on raw materials, conserve energy and minimise use of non-renewable raw materials and fuels.

Benign processes

Our manufacturing processes and emissions should not harm the environment. As far as possible we will use technology which will increase closure of process circuits and treatment of emissions.

Waste minimisation, recycling and sustainability

We will reduce waste and, as far as possible, recycle waste paper and our own production waste to produce new products or energy. We will also investigate methods to return nutrients in biofuel ash to the forest – all of these measures being ways to promote the sustainable ecological cycle.

Supplier conformity

We will encourage our suppliers to meet the same standards of environmental awareness and openness that we apply to ourselves.

ENVIRONMENTAL MEASURES

Environmental management systems

Each unit will have its own environmental policy that reflects the corporate policy and its own systems for implementing environmental controls and audits. Our employees will receive training and information to enable them to take responsibility for the environment in their daily tasks. This will go hand in hand with consideration for the working environment.

Environmental planning and annual environmental statement

Each year each unit will establish improvement targets and a programme of action. They will report progress in an annual environmental statement.

Openness

Our manner of dealing with environmental issues will inspire confidence among our customers, employees and the general public. We will seek broad scientific co-operation and open dialogue with authorities, environmental organisations and our customers. We will review our goals and methods regularly in the light of new information.

This policy is part of the Group's goals and guidelines.

Key ratios for sustainable development and eco-efficiency show that environmental efforts have resulted in improvements in several prioritised areas.

PRIORITISED AREAS AND KEY RATIOS

Objectives for environmental work have been formulated for a number of prioritised areas in order to steer operations towards sustainable development. Key ratios for these operations have been drawn up within these areas which illustrate the development of environmental impact and eco-efficiency. The introduction of these key ratios has also started at unit level within the Group.

Some of the key ratios measure the long-term sustainable development of operations, such as ratios that express how forestry is conducted, renewability of raw materials, use of energy and the introduction of environmental management systems.

The other key ratios express use of resources and environmental impact in relation to production volume, expressed as value added. This makes it possible to express the total production of different types of products in a uniform manner, i.e. in economic terms. To allow key ratios that relate to added values to be compared, the method used in Sweden's National Accounts is applied. 1995 constitutes the base year. Added values for 1998 and 1999 have been adjusted with the producer price index for the pulp, paper and paper products industry and the wood products industry respectively. These price calculations in real terms allow figures from different years to be compared.

The table shows AssiDomän's objectives within the prioritised areas and the group-wide key ratios for sustainable development and eco-efficiency. This information is based on extensive environmental statistics from all the Group's operations. A selection of key ratios at business unit level is provided in the Description of Operations starting on page 57.

PRIORITISED AREAS AND GROUP OBJECTIVES	KEY RATIOS[1]	1999	1998
Forestry			
• 100% FSC-certified forestry	Proportion of FSC-certified forestry, area Group forests, %	100	100
• Guarantee sustainable forestry and biodiversity	Grade according to ecological balance sheet	See page 48	See page 48
	Felling in relation to growth in Group's own forests, incl. forest not under cultivation, %	68	74
	Area given special consideration for nature conservation reasons, %	19	20
Ecocycle compatibility			
• Increase the proportion of renewable resources used	Proportion of renewable raw materials in AssiDomän's products, excl. water, %	97	97
• Reduce emissions of greenhouse gases	CO_2 equivalents/value added[2], g fossil CO_2/SEK	140	158
Energy use			
• Use energy more efficiently	Total fuel consumption/value added, MJ/SEK	4.9[3]	5.3[3]
	Total use of electricity/value added, kWh/SEK	0.31[4]	0.32[4]
• Increase use of biofuels	Biofuel proportion of total fuel requirements, %	63	60
	Biofuel proportion of Swedish pulp and paper mills' fuel requirements, %	83[5]	83[5]
Acid-forming emissions			
• Reduce acid-forming emissions	Acid-forming equivalents/value added, g SO_2/SEK	1.13	1.48
• Make transport more efficient	Emissions of sulphur dioxide, g SO_2/tonne-km	0.13	0.15
	Emissions of nitrogen oxides, g NO_x/tonne-km	0.42	0.42
Land and water			
• Obtain information about and if necessary decontaminate polluted land	Not available	See page 53	
• Reduce emissions to water	Reported at plant level	See pages 53, 74–75	See pages 53, 74–75
Products			
• Manufacture products with less use of resources and environmental impact	Conversion plants[6] – landfilled and hazardous waste in relation to the total volume of input raw materials, %	0.7	0.6
Environmental management systems			
• No later than year-end 2001 all units to have started introducing environmental management systems	Operations with certified/registered environmental management system, % of the Group's net turnover	64	58[7]

[1] From nursery to customer including transport. [2] Value added is the sum of operating profit before depreciation and staff costs expressed in 1995 fixed prices (Source: SCB, Statistics Sweden). Value added for the Group in 1999 current prices was MSEK 8,534 (8,605) and MSEK 10,687 (10,250) in fixed prices. [3] Pulp, paper and paper goods industry and wood products industry in Sweden, excluding transport, 3.6 MJ/SEK (3.5) (Sources: Swedish Forest Industries Association, the Energy Authority, SCB, Sweden's National Accounts). [4] See footnote 3, 0.37 kWh/SEK (0.38). [5] Sweden's pulp and paper mills, c. 80% (80). [6] Paper raw material, plastic raw material and chemicals at *Corrugated, Sacks and Barrier Coating.* [7] *Amended since 1998.*

COMMENTS ON KEY RATIOS

SUSTAINABLE DEVELOPMENT

Forestry in AssiDomän's own forests has been 100% certified since 1998 according to the FSC's principles for sustainable forestry. Nearly 30% of the wood raw material for AssiDomän's pulp and paper mills and sawmills comes from the Group's forests. The total proportion of FSC wood raw material is therefore at least that figure. Other wood raw material is purchased from local forest owners or imported, to some extent from countries where FSC certification is not yet available.

The timber reserves increase constantly since growth widely exceeds felling. In 1999 felling amounted to 68% (74) of growth for the year.

AssiDomän's products are made up to 97% (97) of renewable raw materials. The products are thus part of an ecological cycle, not just for material and energy recovery, but also with regard to ecological cycles in the longer term, i.e. carbon dioxide released when breaking down or burning a wood product or paper packaging is bound back into the growing forest. Few if any other products have such ecocycle compatibility.

Energy supply is mostly based on renewable energy sources. The greater part of the Group's fuel requirement, approximately 63% (60), is met by biofuels. AssiDomän's aim is to raise this proportion still further. For the Group an increased use of biofuels will lead to lower costs in the form of taxes and charges.

ECO-EFFICIENCY

AssiDomän endeavours to make its operations eco-efficient, to produce more and obtain greater financial benefit with less resources and less environmental impact.

The key ratios for energy use are highly suitable for following up energy efficiency. Related to value added, the key ratios for fuel consumption and use of electricity indicate that efforts made to enhance energy efficiency have paid off. The main reasons are action taken at the pulp and paper mill Sepap and changes in transport systems.

Another measure of the eco-efficiency of fuel supply and also of global climate impact is emissions of fossil carbon dioxide, expressed as carbon dioxide equivalents, in relation to value added. This key ratio shows a clear positive trend due, among other things, to the measures referred to above.

It is important to further reduce the use of energy and emissions of fossil carbon dioxide through greater energy efficiency and a review of fuel composition. The Group's energy supply and environmental impact, which are connected to this, are being examined in a project as part of the Profit Improvement Program (see page 6).

Energy use is the main source of emissions of acid-forming substances from the Group's operations. The acidifying properties of sulphur dioxide and nitrogen oxides are combined to a measure, acid-forming equivalents, which placed in relation to value added expresses eco-efficiency. The progress that was reported using this key ratio in 1998 shows that the positive trend continued in 1999.

ENVIRONMENTAL ACCOUNTS

A significant portion of investments made in operations have taken the form of environmental improvements. The need for measures that are totally environmentally oriented has gradually decreased and accounted for 5% (18) of total capital expenditures in 1999. The actual proportion of environment-related investments is actually considerably higher since most investments also provide environmental gains.

Costs for electricity and fossil fuels in the forestry operations and at the plants accounted for approximately 65% of environmental costs in 1999. In addition to direct costs, the use of energy leads to indirect costs in the form of taxes and charges. Energy efficiency will thus lead to improved profitability.

Water costs have risen compared with 1998. This was not due to increased water consumption but a result of higher prices for what in some countries is a resource in increasingly short supply.

The focus on ecologically compatible forestry methods according to the FSC's criteria provided additional revenues from sales of sawn timber and paper pulp. These additional revenues amounted to approximately MSEK 12 in 1999 and are expected to rise as market demand grows.

Active environmental work strengthens brands and goodwill. At the same time the level of competence among the Group's employees and external stakeholders is raised. It has proved difficult to express the financial advantages of the introduction of environmental measures and active environment work in monetary terms. The reason for this is that environmental work has become increasingly integrated with economic and market-related activities. Taken overall, the impact of environmental aspects cannot be separated from other factors.

External stakeholders' evaluation of the Group's environmental work must also be included as value added, although this is very difficult to quantify. Examples of this are AssiDomän's inclusion in the green funds of several banks and institutions. This marks approval of the Group according to a long list of environmental criteria.

In addition, AssiDomän was included on the Dow Jones Sustainability Group Indexes during the year. This is a stock index that lists the world's top companies in terms of good management and awareness of social, economic and environmental issues. The listed companies are regarded as able to achieve their goals by integrating economic opportunities with responsibility for environmental and human resources issues.

ENVIRONMENTAL-ECONOMIC DATA

MSEK	1999	1998
Environmental investments[1]	**80**	400
Environmental costs		
Depreciation[2] on environmental investments, operating expenses[3]	**283**	275
Environmental management and certification/registration	**6**	16
Environmental taxes and charges for emissions	**95**	115
Waste management	**46**	55
Packaging charges[4]	**4**[5]	6[6]
Other[7]	**22**	23
Costs for electricity and fossil fuels[8]	**950**	945
Costs for water	**67**	44
Sales revenues from by-products	**130**	76

[1] Investments made entirely for environmental reasons. [2] The ratio of environmental investments to total investments was 5% in 1999. In 1994–1997, this ratio was estimated at 18%. Assumed depreciation period is 10 years. [3] Operating costs include inspection charges and environmental analyses. [4] Collection system in Europe. [5] The lower charge compared with 1998 was due to a reduced charge for collection in the UK. [6] Amended since 1998 [7] Exceeding licence limits, decontamination (performed and planned), environmental insurance. [8] Excluding environmental taxes and charges for emissions.

The ecological balance sheet for 1999 shows a substantial improvement in implementation of pre-commercial thinning, in terms of site adaptation, nature conservation and water conservation. This creates conditions for economically valuable stands in the future, which also have high natural values.

The goals for AssiDomän's forestry are to maintain a high and sustainable financial return, long-term viable ecosystems and to preserve biodiversity. Preserved biodiversity means that all the present plant and animal species will be maintained in viable numbers in the landscapes where AssiDomän operates. Achieving this requires knowledge of the landscape and its natural values. Ecological landscape planning is therefore being used to establish which habitats in the forest landscape need to be strengthened. This work is being carried out in all AssiDomän's forest holdings and is expected to be completed in 2002.

Key biotopes are distinctive areas with particularly high natural values and their character is such that they contain or can be expected to contain red-listed species, i.e. species that the Swedish Threatened Species Unit consider to be endangered, rare or in need of special protection. The inventory of key biotopes on AssiDomän's lands is now in its final phase and is expected to be completed during 2000.

Of AssiDomän's productive forest land, 2.4 million ha, 19% is given special attention for ecological reasons. Nature reserves and other areas not covered by landscape plans account for 6%, while areas requiring everyday consideration – sensitive biotopes, edge zones and forest groups – account for 13%.



Key biotope in northern Sweden. An aromatic fungus, *Haploporus odorus*, can be seen on one of the trees. This wood fungus needs special protection and was used to perfume the linen cupboard in bygone days.

ECOLOGICAL BALANCE SHEET

AssiDomän has prepared an ecological balance sheet every year since 1993. The balance sheet is a follow-up of how the Group's policy and instructions for forestry are being adhered to in choice of forest management and nature conservation measures and how these measures are carried out in practice.

The review is conducted in three sections: regeneration felling, thinning and pre-commercial thinning, where grades are awarded for site adaptation (choice of production-promoting measures), nature conservation and water conservation.

The grades for regeneration felling, compared with 1998, are more or less unchanged for site adaptation and nature conservation, but noticeably higher for water conservation. Training work in 1999, combined with the introduction of the new handbook on regeneration planning, are expected to lead to a general improvement in results in the next balance sheet.

Compared with the previous year, the 1999 balance sheet gave thinning slightly higher grades for site adaptation and nature conservation, while the grade for water conservation was slightly lower. The latter was mainly because deciduous trees were not favoured sufficiently in edge zones around watercourses. The proportion of deciduous trees continues to grow, however, from 6.1% in 1998 to 8.4% in 1999 on productive forest land.

The pre-commercial thinning balance sheet shows higher grades in every category, particularly for site adaptation. Improvements regarding the level of thinning out, the type of tree favoured and regulation of the proportion of deciduous trees are examples of factors that contributed to this. Provided thinning continues to be done correctly, future tree stands will show clear traces of this.

The balance sheet also shows that most measures were carried out in accordance with set plans. Where deviation from plan occurred, this was usually better from a production and environmental viewpoint.



The evaluation of each regeneration felling, thinning and pre-commercial thinning, respectively, results in three different grades: site adaptation, nature conservation and water conservation. Grades are awarded on a five-point scale, where 3 is adequate and 5 is the highest grade.


REGENERATION FELLING
THINNING
PRE-COMMERCIAL THINNING
5
4
3
2
1
0
1994 1995 1996 1997 1998 1999
1996 1997 1998 1999
1998 1999
Site adaptation
Nature conservation
Water conservation

AssiDomän's operations have a **high potential for ecocycle compatibility which leads to ecological sustainability.** The proportion of renewable raw materials in the Group's products is 97%.

THE MATERIAL CYCLE

Effective utilisation of resources is important both from environmental and economic aspects. AssiDomän makes its operations ecocycle compatible by increasing utilisation of renewable resources and by making products which use less resources and lead to less production residue and waste.

The greater part of the Group's operations are based on renewable raw materials such as round timber and chips – which are used as a source of both fibre and energy – recycled fibre and starch. The proportion of renewable raw materials in AssiDomän's products (key ratio) was 97% (97) in 1999.

The non-renewable input materials used are certain chemicals and plastics. The pulp and paper mills account for most of the chemical utilisation. Plastic barriers are necessary to obtain optimal properties in some products, for example when resistance against moisture and grease is required. Efforts are made to use the thinnest possible coating.

The waste situation is improving continuously at the plants. This is being done by reducing the volume of waste that is formed and by pre-sorting which allows recycling. Several projects are under way within the Group aimed at finding alternative applications for waste. These include preparing and restoring biofuel ash to forest land. Approximately half of landfilled waste in 1999 is estimated to have such ecological and/or economic value that it can be used in the future.

At the conversion plants the volume of landfilled and hazardous waste in relation to the volume of total input raw materials was 0.7% (0.6) (key ratio).

RAW MATERIAL USE	1999	1998
Wood raw material to pulp and paper mills and sawmills, sm³ub	**9,865,000**	9,934,000
Externally purchased paper raw material, tonnes	**903,000**	705,000
Plastic raw material, tonnes	**42,000**	38,200
Other input material, tonnes	**342,000**	319,000
WASTE		
Hazardous waste, tonnes	**1,680**	1,930
Landfilled waste, tonnes	**201,000**	303,000

THE CARBON CYCLE

Carbon dioxide is stored in forests and land by the photosynthesis of green plants. This store of carbon dioxide, known as a carbon sink, is very important for limiting the impact of emissions of greenhouse gases. Many countries in the world have signed international agreements, the best known is the Kyoto Protocol, to reduce emissions of greenhouse gases. This can be done by saving energy or by changing the source of energy, for example by changing from fossil fuels to biofuels or from oil to fossil gas. Another way is to conduct active and long-term sustainable forestry which achieves high growth and therefore binds carbon dioxide.

BINDING AND EMISSIONS OF CARBON DIOXIDE, CO_2, 1999



Binding to 1.7 million tonnes CO_2 from other sources, 17%
Binding of 1.5 million tonnes CO_2 corresponding to AssiDomän's emissions of fossil CO_2, 15%
Felling in own forest, 6.7 million tonnes CO_2, 68%
Growth in own forest, 9.9 million tonnes CO_2

Approximately 70% of forest growth is felled each year in AssiDomän's forests, making them a significant carbon sink.

This growth exceeds the total use of wood raw material at AssiDomän's industries by 15%. Emissions of carbon dioxide from AssiDomän's operations caused by fossil fuels are considerably less than the annual net binding (growth minus felling) of carbon dioxide in the Group's forests. This means that in addition to this amount of carbon dioxide, there is capacity in AssiDomän's forests to bind carbon dioxide from other sources in the community.

The sawn and processed wood products, which are manufactured within AssiDomän can also be regarded as carbon sinks since more carbon dioxide is bound in these products than is released in the production process. The opposite is the case for many alternative building materials. Long-lasting wood constructions therefore help to reduce the addition of carbon dioxide into the atmosphere.



Corrugated board packaging is made from both virgin and recycled fibre depending on the demands placed on the packaging. Ecocycle compatibility is considerable: renewable raw materials, transport-efficient packaging and recyclable materials.

The Group endeavours to make its energy supply more ecologically compatible. Biofuel is the dominant source of energy to meet fuel requirements.

AssiDomän's fuel requirements, taken overall from the nurseries to the customers for the industrial products, are based to 63% (60) on renewable fuels (key ratio). These are biofuels, such as forest fuels, bark, black liquor, sawdust and tall oil, which are used in the pulp and paper mills and in the sawmills. In principle it can be said that the part of the wood raw material that does not become a product is used as energy in the processes. Resource utilisation is therefore effective.

The pulp and paper mills use the most energy, in the form of heating and electricity. The Swedish mills use a higher proportion of biofuels than the mills on the European continent, approximately 83% (83) compared with 69% (67) which is the average for all the Group's mills (key ratio). This is due to many factors such as energy supply in the country concerned, access to biofuels, capacity and performance of the boilers, and finances.

Despite the high proportion of biofuels, the pulp and paper mills account for the largest part of AssiDomän's total use of fossil fuels, mainly oil, fossil gas and coal. A mill that manufactures paper pulp from virgin fibre uses fossil fuels, mainly as support for the biofuel-based process. A recycled-fibre mill runs more or less entirely on fossil fuels.

The Swedish mills have good access to low-sulphur heating oil, while the mills in Central Europe are mostly obliged to use environmentally poorer grades of fossil fuels such as brown coal, which has a lower calorific value than oil and causes considerably higher emissions to air and more waste.

Combustion technology has been improved in the pulp and paper mills' boilers, including those at Sepap and Dynäs. For many sawmills it has been found to be both economically and environmentally advantageous to outsource energy production to an energy company. The group-wide project, being conducted within the framework of the Profit Improvement Program (see page 6), which is designed to reduce energy consumption by reviewing fuel composition and making it more effective, will provide information as to where and how additional measures should be taken.

A considerable volume of electricity – back-pressure power – is produced using steam turbines in the pulp and paper mills. The electricity requirements in the Swedish plants can be met to approximately 30% using electricity produced on site. This can be seen in the table which shows energy use for Swedish conditions.

USE OF ENERGY AT THE SWEDISH PULP AND PAPER MILLS

	1999	1998
Biofuels		
Internally generated, TJ	**25,500**	25,100
Purchased, TJ	**1,940**	2,130
Fossil fuels, TJ	**5,720**	5,600
Total fuels, TJ	**33,160**	32,830
of which for own electricity production, TJ	**2,600**	2,590
Internally generated electricity, GWh	**580**	570
Purchased electricity, GWh	**1,450**	1,450
Total use of electricity, GWh	**2,030**	2,020

Increasingly fuel-efficient machines are being used in the forestry operations. The conversion plants have a small energy requirement compared with the pulp and paper mills. Several of them use fossil gas, which produces far less emissions than oil.

At the transport stage, continuous work is being carried out to find new solutions that are energy and cost effective. One example of this is Rail 99 (see page 52), a new low-energy and eco-compliant transport system on the railways.

Reduced use of energy is a target for a growing number of plants as environmental management systems are introduced. This means that energy saving plans are being drawn up.

At some plants low-energy heat is recovered which is sold to municipalities and energy companies. These include Sepap, Kraftliner, Frövi and Štúrovo, which supply hot water to the local district heating network.


TOTAL ENERGY USE
Fossil fuels, 37%
Biofuels, 63%
Total: 54,600 TJ
(54,100 TJ)
USE OF FOSSIL FUELS
Sawmills, 0.5%
Forestry, 2%
Conversion, 7.5%
Transport, 17%
Pulp and paper mills, 73%
Total: 20,000 TJ
(21,400 TJ)
USE OF ELECTRICAL ENERGY
Sawmills, 3.5%
Conversion, 6.5%
Transport, 2%
Pulp and paper mills (own electricity production), 34%
Pulp and paper mills (purchased electricity), 54%
Total: 3,330 GWh
(3,270 GWh)

Improved combustion technology, rebuilding of combustion equipment, changed fuel compositions, and environmental adaptation of transport systems, have resulted in lower emissions of acid-forming substances.

Acid-forming emissions are substances containing sulphur, mainly sulphur dioxide, SO_2, and nitrogen oxides, NO_x. Sulphur stems from combustion of fuels containing sulphur and from pulp manufacture. Nitrogen oxides are formed from all types of combustion, particularly in combustion engines used in transport. Emissions can be reduced by using low-sulphur fuels, efficient combustion technology and various cleaning methods.

A significant source of AssiDomän's SO_2 emissions is the brown coal that is used in the Czech and Slovakian pulp and paper mills. Several projects are under way to raise energy efficiency, change fuel compositions and install cleaning equipment.

NO_x emissions are far more difficult to combat. Changed combustion technology and rebuilding boilers to reduce NO_x are examples of action taken.

More eco-efficient efforts, as regards NO_x emissions, can be made in transport. Route runs, increased load factors, a changeover to rail from road and sea, and increased demands for cleaning equipment in hauliers' vehicles will lead to reduced emissions.

Since land usage can also lead to acidification of soil and water, it is important that forestry is adapted to the pH value of the site. This is taken into account in forestry planning at AssiDomän.

Emissions from AssiDomän have decreased considerably in recent years, both at the plants and in transport. The focus has been on eco-efficient measures, i.e. those that provide major environmental benefits in relation to costs.

Examples of action taken:

- New combustion technology and rebuilding of the boilers at Sepap have reduced SO_2 emissions by 2,430 tonnes, corresponding to approximately 70% compared with 1998.
- Changeover to brown coal and oil with a lower sulphur content at Štúrovo and Sepap and from oil to fossil gas at several conversion plants.



Acidification of soil and water is mainly caused by acid-forming substances from energy plants, industry, transport and agriculture. Acidification upsets the ecological balance between organisms and their surroundings. Species may risk elimination and the forest can become more sensitive to impact from climate and disease. Tree lungwort *(Lobaria pulmonaria)* is a species that is sensitive to acidification.

- Installation of a new gas boiler with heat recovery at Karlsborg has reduced SO_2 emissions by nearly 20%.
- Changed fuel composition at Skärblacka has reduced SO_2 emissions by nearly 20%.
- The Rail 99 transport system means that acid-forming emissions from AssiDomän's transport operations will decrease by approximately 5%.

The key ratio for emissions of acid-forming substances, i.e. acid-forming equivalents in relation to value added, was 1.13 g SO_2/SEK in 1999, a reduction of 24% compared with 1998.


SULPHUR DIOXIDE, SO_2
(Forestry, 0.03%)
Sawmills, 0.5%
Conversion, 2.5%
Transport, 25%
Pulp and paper mills, 72%
Total: 5,180 tonnes
(8,160 tonnes)
NITROGEN OXIDES, NO_x
Forestry, 5%
Sawmills, 2%
Conversion, 2%
Transport, 42%
Pulp and paper mills, 49%
Total: 9,870 tonnes
(10,000 tonnes)

The environmental impact of AssiDomän's transport operations is decreasing. An important contribution is made by the Rail 99 transport system where a large part of the Group's products are transported by rail from Sweden to Central Europe.

Transport is an essential part of AssiDomän's operations, but it does cause environmental impact. AssiDomän has therefore had group-wide environmental guidelines for its transport activities since 1996. The overriding goal is to focus on measures that are eco-efficient, i.e. provide considerable environmental gains in relation to costs.

Environmental work involves making the Group's own incoming and outgoing transport more effective and meeting customer demands for the development of transport-efficient packaging systems for the distribution of food, for example. Greater efficiency means better load factors, less empty runs, suitable combinations of road, rail and sea transport – measures which in most cases are both economically and environmentally advantageous. One example is Rail 99.

Product development towards light, strong and customised packaging favours paper packaging from an environmental viewpoint in competition with packaging made from other materials.

RAIL 99

In 1999, AssiDomän signed a multi-year agreement with SJ Cargo Group and DB Cargo AG of Germany for a rail transport system, called Rail 99, intended for parts of AssiDomän's freight transport. This new system means that some transport that was previously carried out by road and sea will be transferred to the railways. However, most of the freight that will be transported under Rail 99 previously went by rail.

An environmental impact assessment of energy use and emissions has been conducted to illustrate the environmental gains of the new transport system. This survey was carried out for those product flows for which the type of transport will be changed, a total of approximately 320,000 tonnes per year.

The use of fossil fuels and emissions of carbon dioxide will be more than halved, while other emissions will decrease by 80-90% per year. Compared with similar values for all transport to and from the Swedish plants in 1998, the reductions will be 5% for fossil fuels and carbon dioxide, 5% for sulphur dioxide and 7% for nitrogen oxides.



The new transport system will provide environmental improvements in several prioritised areas for AssiDomän's environmental work, such as use of fossil energy, emissions of acid-forming substances and ecocycle compatibility. The changeover to the new transport system will also ensure shorter lead times and better service.

ENVIRONMENTAL GAINS FROM RAIL 99 FOR TRANSPORT OF 320,000 TONNES OF PRODUCTS

	Rail 99	Pre-Rail 99
Fossil fuels, TJ	110	252
SO_2, tonnes	5.3	65.7
NO_X, tonnes	52.6	296
CH, tonnes	2.4	14.4
Particulates, tonnes	1.6	10.5
CO, tonnes	6.8	47.1
CO_2, tonnes	7,940	19,000

ENVIRONMENTAL IMPACT FROM TRANSPORT

The annual survey of the environmental impact from all AssiDomän's transport flows, from the nurseries to the customer, shows a steady improvement. This is due to the transfer to low-sulphur fuels, both for road and sea transport, as well as to a change of transport system from road and sea to rail for a large volume of paper and sawn timber (Rail 99). Future environmental work will concentrate on new eco-efficient measures to reduce emissions of nitrogen oxides and fossil carbon dioxide.

TRANSPORT	1999		1998	
	Total	Per tonne-km	Total	Per tonne-km
Transport work, million tonne-km	**9,830**		9,850	
Road, million tonne-km	**2,780**		2,960	
Rail, million tonne-km	**1,710**		1,700	
Sea, million tonne-km	**5,340**		5,190	
Fossil fuels, TJ, MJ	**3,350**	**0.34**	3,990	0.40
Electricity, GWh, kWh	**73.3**	**0.0075**	74.0	0.0075
SO_2, tonnes, g	**1,290**	**0.13**	1,470	0.15
NO_X, tonnes, g	**4,120**	**0.42**	4,170	0.42
CO_2, tonnes, g	**251,000**	**26**	270,000	27

The introduction of measures to prevent impact on land and water has a high priority in the Group's environmental work. One sign of success is the reduced emissions to water of organic material, COD.

LAND

Work is under way to investigate any residual environmental impact from earlier operations at the Group's plants. Within the environmental management systems, investigations into the risks of land pollution from current activities are made. These investigations cover land and groundwater.

During the year these investigations led to lagoons at treatment plants being dredged and landfill sites restored and closed down. Furthermore, oil leaks were found at some plants. Decontamination was carried out and measures introduced to prevent similar incidents. Containment dikes around chemical storage, installation of collection and monitoring systems, and employee training programmes are examples of such measures.

Investigations carried out so far have not revealed anything requiring high-cost decontamination or restoration.

Corporate Risk Management assesses the fire risk at the Group's plants on an annual basis. Plants in France and Spain have been found to have transformers that contain PCB oils. A decision has been made to change these as soon as possible.

WATER

Water is an essential resource for AssiDomän's operations. The largest volumes are used in the pulp and paper mills which consumed a total of 171 million m^3 (173) of water in 1999. Reducing water consumption is important, for economic and environmental reasons, even though this is not a critical issue for the Swedish mills. For example, Skärblacka's annual intake of water from the Motala channel is only 1% of the water flow.

The water issue has a higher priority for plants in continental Europe where availability of water is more limited and the environmental situation in the receiving water more sensitive due to lower flows. Lecoursonnois has had an almost completely closed system for several years, including several cleaning stages, in order to reduce use and discharges of water. Ania is also planning to make additional parts of its water system closed.

In pulp and paper manufacture the paper fibres are released when the wood's binding substance, lignin, is dissolved in water with the aid of chemicals. The organic material that is dissolved, known as black liquor, has a high calorific value and is therefore burned for energy production. The chemicals are recovered in the plants' recycling system. The organic material that remains in the pulp is washed out and collected together with nitrogen, phosphorus and chemicals in the waste water, which undergoes external treatment at some plants.

The Group's total emissions to water have decreased. This is largely attributable to the rebuilding of the treatment plant at Skärblacka which cut emissions by half. Emissions have also decreased at Frövi.

Recent research has shown that a biological treatment plant does not always give the effluent from today's modern pulp and paper processes better environmental characteristics. An industry-wide study is under way to obtain the basis for assessment of the need, and environmental benefits, of such cleaning methods.

Water consumption was reduced substantially at the conversion plants. Many plants have introduced or are planning to install treatment systems for effluent. This effluent is far easier to treat and contains far lower volumes of pollutants than effluent from the pulp and paper mills.

EMISSIONS TO WATER	1999	1998
COD, tonnes	**42,600**	46,700
AOX, tonnes	**79**	90
Total N, tonnes	**353**	493
Total P, tonnes	**43**	68



A new wood room to handle incoming wood raw material went into operation at Skärblacka at the beginning of 2000. It will lead, among other things, to reduced emissions to water and lower noise levels.

AssiDomän's products, which are mainly based on renewable raw materials, **fit well into an ecologically aware society.** Environmental product declarations present environment performance on these in a comprehensive manner.

Wood-based products have a key role in an ecologically aware society. Market demand for sustainable and resource-efficient products is rising. Products which are mainly based on renewable raw materials that are used in a resource-efficient manner therefore provide market advantages and create long-term competitiveness.

PACKAGING DIRECTIVE

The EU's Packaging and Packaging Waste Directive, which was adopted in 1994, sets definitive recovery targets for packaging. As a packaging manufacturer, AssiDomän helps to finance recycling in countries where systems are being built up. The directive also stipulates that all packaging placed on the market must meet "essential requirements". Weight and volume must be minimised without lowering hygiene and safety standards. Levels of heavy metals and other undesirable substances must also be minimised and packaging must be suitable for recycling through material recovery, energy recovery or composting. AssiDomän's products meet these requirements.

Capacity for recycling plastic-coated paper, on the other hand, is currently insufficient in the European market. It is important to influence development of recycling of plastic-coated paper, while at the same time it is very important to inform customers and politicians of the advantages and benefits of this type of paper product.

A revised version of the Packaging Directive is expected to come into force at the end of 2001. The targets for material recycling will be raised. Product development being conducted at AssiDomän is in line with the proposed changes.

As support for the Packaging Directive, standards will be adopted in 2000. One of these deals with the criteria for assessing the compostability of packaging on a commercial scale. Sacks manufactured using paper from Kraft Products meet the compostability requirements.

ENVIRONMENTAL PRODUCT DECLARATION

An environmental product declaration provides a comprehensive description of a product's environmental performance. For paper packaging this means that environmental impact from every stage, from the nursery through manufacture, is documented. In 1999, an environmental product declaration was formulated for Dynäs' kraft and sack paper in accordance with the standards in the ISO 14000 series.

This environmental product declaration model will now be used for other products from AssiDomän. The environmental product declaration is an alternative to other types of environmental information such as the Swan label and the EU flower.

FSC-LABELLED PRODUCTS

FSC-labelled products have been manufactured and sold from AssiDomän's sawmills and wood processing units for a couple of years. AssiDomän is the market leader for these products for which there is strong demand in the UK, France, Belgium, Spain and the Netherlands. Buyers' groups have been formed in several countries. There are other systems in the market for certification of forestry and wood products, but FSC has gained wide and international acceptance, including recognition from environmental organisations which increases credibility. The market for FSC-labelled products is expected to grow both geographically and in volume.

New rules apply to FSC-labelling of products from March 2000. These rules mean that sawn timber which is manufactured using at least 70% FSC-certified raw materials can be eco-labelled. Pulp and paper products can be eco-labelled when the proportion of FSC-labelled virgin-fibre raw materials is at least 30% of the total content of virgin fibre in the product. This will strengthen opportunities for AssiDomän to increase market shares for such products. Karlsborg is one of the few mills in the world that manufactures FSC-labelled paper pulp.



Interest is growing among customers for simply formulated environmental information. This can be met with an environmental product declaration which provides a comprehensive description of a product's environmental characteristics.

Environmental work at AssiDomän is part of the regular business operations. Introduction of and work with environmental management systems are key parts of the environmental strategy and are expected to provide environmental improvements and efficiency gains.

ENVIRONMENTAL MANAGEMENT WORK

AssiDomän regards the systematic introduction of environmental management systems on a broad front as a long-term and important investment. The environmental management system helps to widen the environmental concept – life cycles are highlighted for processes and products.

A large part of the Group's operations have an environmental management system that is certified according to ISO 14001 and/or registered according to EMAS.

The requirements in the systems are adapted for small and large operations and for forestry or industrial activities.

Several years of work with these systems means that many units have completed a thorough systematic review of their own organisation and set up environmental objectives. Programmes with set targets and clear divisions of responsibility and resources contribute to action being taken in the right places. Systems for following up environmental performance simplify reporting and future work.

Local authorities regularly check that operations are conducted in accordance with current legislation and environmental terms and conditions. Independent, accredited environmental controllers make detailed examinations and audit the environmental management systems. Any inadequacies detected are remedied and new routines are introduced where necessary.

Training employees in environmental matters is important if an environmental management system is to function in the day-to-day operations. One prerequisite if targets are to be met is the involvement of every employee and extensive co-operation at all levels. This leads to better control of the use of raw materials, lower emissions and less waste. In order to ensure a high environmental quality at operations linked to the Group, demands are also placed on suppliers, contractors and hauliers. To an increasing extent, AssiDomän can therefore satisfy customer demands for a high environmental quality in its processes and products. Taken overall, this work is expected to provide environmental improvements and significant efficiency gains and savings.

As a result of acquisitions, AssiDomän has expanded into new markets. The Group's environmental policy provides a common platform for environmental work in all the countries in which the Group operates.

A review of the Group's future structure is under way which means that work with environmental management systems has not yet started at several plants. During the year, however, several initial environmental reviews were performed at conversion plants.

ENVIRONMENTAL CERTIFICATION

At year-end 1999, environmental management systems certified according to ISO 14001 and/or registered according to EMAS were in place at operations corresponding to 64% (58) of the Group's net turnover (key ratio). The considerable experience gained from work so far is now being used and provides incentives for plants that have recently started or are in the process of introducing an environmental management system.


OPERATIONS WITH CERTIFIED/REGISTERED ENVIRONMENTAL MANAGEMENT SYSTEMS
Proportion of net turnover in 1999 within each business area/unit
Corrugated
Containerboard
Sacks
Kraft Products
Barrier Coating
Cartonboard
Wood Products & Timber
Wood Supply & Forestry
0
25%
50%
75%
100%



AssiDomän endeavours to reduce negative impact on seas, lakes and watercourses. Clean water is a symbol for well-functioning environmental work.

AssiDomän's products have a strong environmental image. The Group communicates and co-operates with many external players in order to stimulate demand for these products in an increasingly environmentally aware market.

Successful environmental work requires openness, active communication, exchange of experiences and co-operation with a large number of stakeholders. This is why AssiDomän co-operates with other players to achieve environmental improvements in the Group and in the community at large. What these players have in common is that their activities have a clear link to AssiDomän's corporate and environmental image. These contacts are international, regional and local.

INTERNATIONAL

Since 1998, AssiDomän has co-operated with the WWF – World Wide Fund for Nature, in a project to promote progress within long-term sustainable forestry. In Europe, this mainly takes the form of supporting the establishment and extension of the FSC's certification system.

This co-operation was the focus of attention during the year when AssiDomän and the WWF received an award for the best industrial environmental work in the class "Co-operation for sustainable development" in the Swedish part of "The European Environmental Awards" competition.

Countries that wish to join the EU most adapt their legislation to that of the Union. For environmental issues the introduction of the IPPC Directive plays a key role. The directive contains rules on individual assessment and control of large industrial companies. In Sweden, this method of assessment has been applied since the end of the 1960s. AssiDomän intends to allow the pulp and paper mills Skärblacka, Štúrovo and Sepap to take part in a trial project for EU adaptation of environmental legislation. The project is a co-operation between the Swedish Environmental Protection Agency, environmental authorities in Slovakia and the Czech Republic, and AssiDomän.



King Carl XVI Gustaf presents Deputy CEO Roger Asserståhl (centre) and Per Rosenberg, WWF International, with the Partnership Award for Sustainable Development, in the Swedish section of the European Environmental Awards 2000. The jury's citation: "For a unique co-operation between two heavy players in an area with major media coverage... and who thereby show the way to new and open forms for dialogue between industry and environmental organisations."

REGIONAL

The environmental situation at AssiDomän's plants has improved considerably over the last ten years. One strong contributory factor is the industry-wide environmental research being conducted by the Swedish forest products industry within SSVL, the Swedish Forest Industry Water and Air Pollution Research Foundation. Co-operation over forest-related environmental matters mainly takes place in the Forestry Research Institute of Sweden.

AssiDomän participates in industry-wide activities to inform and educate students in schools, colleges and universities about the forest industry. Environmental issues form a key part of this communication. Assistance with financing of environment-related services at colleges and universities and giving students opportunities to study at the plants, are some examples of the Group's efforts to promote environmental education and research and development.

LOCAL

Environmental issues are of a changing nature and must be approached from the perspective that the Group operates in many countries and in different markets. AssiDomän therefore has some ten internal reference groups for the environment. At the same time, the Group is represented in some 20 external groups where environmental issues of various types are discussed.

There are several co-operation projects between AssiDomän units and local interests which lead to environmental improvements.

Since autumn 1998 surplus heat from Frövi has been conducted to the district heating network in Lindesberg. As a result of this co-operation the use of fossil fuels for heating public buildings and apartments has decreased appreciably, leading to less environmental impact. The co-operation gained recognition when Frövi and Linde Energi AB jointly received a prestigious environmental award.

A similar co-operation has existed for several years at Kraftliner (district heating), Sepap (heating, electricity) and Štúrovo (heating, electricity).

At local level AssiDomän also participates in various types of environmental organisations such as water nature conservation associations as well as co-operating with other companies and local authorities. An open dialogue is conducted with the people living close to both the forestry and the industrial operations. This also characterises the contacts on environmental issues with suppliers, contractors and hauliers.

DESCRIPTION OF OPERATIONS

AssiDomän's operations comprise six business areas.

- **Corrugated & Containerboard** is Europe's third largest manufacturer of corrugated board and containerboard.
- **Cartonboard** manufactures coated board, mainly liquid packaging board and packaging board for beverages and food.
- **Sacks & Kraft Products** is a leading supplier of sacks, and sack and kraft paper. Market pulp is also produced within the business area.
- **Wood Products & Timber** is responsible for the Group's sawmill operations and further processing of sawn timber.
- **Barrier Coating** processes paper, liner, cartonboard and other substrates by coating with various types of polymers.
- **Wood Supply & Forestry** comprise AssiDomän's forest-related operations, forestry and the supply of wood raw material and biofuels to the Group's Swedish industries.

The diagrams show each business area's share of the Group's net turnover.



59

63



69

AssiDomän is Europe's third largest manufacturer of corrugated board and containerboard. These operations are conducted in two business units, Corrugated and Containerboard.

The Corrugated business unit is one of Europe's leading manufacturers of corrugated board and corrugated packaging. Twelve million corrugated packaging units are produced every day at some 60 plants in 15 countries. Total annual production capacity is 2.2 billion m².

The main market is Europe. Corrugated offers high-quality and customised packaging solutions in close co-operation with customers, particularly through local service. The most important customers are the food industry and manufacturers of industrial products and consumer goods.

Containerboard is the Group's business unit for the production of base papers for corrugated board – kraftliner, testliner and fluting. Production takes place at six mills in five countries with a total annual capacity of 1.1 million tonnes.

CORRUGATED

Corrugated board is the dominant material for transport packaging and accounts for approximately 60% of the market. The main rival materials are wood and plastic.

The market for corrugated packaging is expanding in pace with economic growth and increased industrial production. In 1999, demand in Europe rose by approximately 2%. The trend varied, however, between different geographical markets in terms of both growth and prices. The strongest growth occurred in Southern Europe. Development was also favourable in Central and Eastern Europe, except in the Czech Republic and Slovakia. The UK market remained weak with competitive pressure. Corrugated board is increasing at the cost of wooden boxes but losing some ground to plastic packaging.

Demand was weak at the beginning of the year, but a strong increase occurred in the second half. In the final months of the year an upturn in demand was also noted ahead of the new millennium. Corrugated board prices were raised due to increased raw material prices, although implementation was somewhat delayed.

The market position was strengthened in 1999 through a greater customer focus and efficiency enhancement measures implemented in the organisation. The integration of the Esswell units acquired in 1998 also contributed to favourable development.

In Italy, Corrugated is focusing on stronger customer service and improving the efficiency of the production structure to meet market demands. A new corrugated board factory was established in Milan during the year through the merger of two smaller units in the region.

In the UK, a joint venture (50/50), Spectra Packaging Display Ltd, was set up with the German company Fulda Holding Stabernack J.R. Partner GmbH for the manufacture of corrugated display stands. The new company acquired AssiDomän's operations in Warrington. The market for corrugated board in the UK is characterised by some decline and continued overcapacity at the manufacturing stage. The efficiency and rationalisation programme carried out by AssiDomän is leading to a steady improvement in profitability.

In France, in order to strengthen focus and service to customers and streamline the operational structure, operations were concentrated, among other things through the sale of CGP and the shares in the Giepac Bourgogne Group. The three operations in the Paris region were merged to form a single company.

Corrugated's strategy for growth and increased profitability is focused on continued improvements in customer service, lower production costs and higher productivity. A key part of this work is to secure both a local presence and partnerships with important customers. The IT-based system for optimising packaging solutions, Pack Assistance®, is gradually being installed in all markets. The system is used to develop cost-effective packaging solutions by optimising construction, design and choice of paper grades with respect to application, strength and transport requirements.

New packaging solutions are made available quickly and efficiently for all units within Corrugated through modern technology and information transfer so that they can be used in new applications.

This also includes development of packaging systems and processes. In Sweden and the UK, Corrugated is focusing on offering customised, automated solutions for packaging handling.

The international food companies' market presence is also increasing in Central and Eastern Europe. There is a clearer demand for proximity to packaging suppliers that can offer fast and reliable deliveries. Corrugated's strategy is to follow the major pan-European customers and to locate close to them in their markets.

Corrugated continued its efforts to reduce costs and raise productivity, as well as implement structural changes in the expanding operations. The productivity of each unit is being analysed and compared with other units, both internally and externally.

CONTAINERBOARD

Production of base papers for corrugated board is more concentrated than the corrugated board industry. The market is dominated by a small number of suppliers. These integrate operations downstream to an increasing extent.

The global market for containerboard is approximately 90 million tonnes. Growth is 3–4% per year and somewhat lower for virgin-fibre based products. The European market totals about 20 million tonnes, of which virgin-fibre based products account for approximately 5 million tonnes while the rest is recycled-fibre based.

Demand for corrugated board was weak in the first quarter which led to market-related production restrictions and falling containerboard prices. This situation gradually improved in the spring.

The market was also affected by production cutbacks in North America of just over 2 million tonnes. This led to lower exports from North America and consequently higher deliveries from European manufacturers. This, combined with the increased demand for corrugated board, led to a substantial improvement in the market situation for containerboard products.



Corrugated packaging is light, strong and recyclable.



The Duopack® system offers a combination of transport packaging and retail display cases.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**11,618**	11,204	9,151	7,953	9,135
Operating profit, MSEK	**462**	181	446	542	1,265
Operating margin, %	**4**	2	5	7	14
Net operating assets, MSEK[1]	**8,463**	10,033	8,128	5,505	5,408
Return on net operating assets, %	**5**	2	7	10	26
Cash flow before investments, MSEK	**1,125**	935	927	1,174	1,331
Investments, MSEK	**726**	2,588	2,871	707	1,089
Average number of employees	**9,242**	9,191	8,501	5,936	5,799
of whom outside Sweden	**7,660**	7,653	6,901	4,356	4,248

[1] Net operating assets in 1999 are affected by write-downs by MSEK 435.

PRODUCED VOLUMES

	1999	1998
Containerboard, 000 tonnes	**1,056**	1,078

DELIVERED VOLUMES

	1999	1998
Corrugated board, million m²	**1,958**	1,680
Containerboard, 000 tonnes	**1,075**	1,058

ENVIRONMENTAL KEY RATIOS

	1999	1998
Proportion of renewable raw material in the products, %	**96**	97
Total fuel consumption/value added, MJ/SEK	**3.4**	3.2
Biofuel proportion of total fuel requirements, %	**46**	48
Carbon dioxide equivalents/value added, g fossil CO_2/SEK	**124**	117
Operations with a certified/registered environmental management system, of business area's net turnover, %	**33**	33



BUSINESS AREA'S NET TURNOVER, GEOGRAPHICAL BREAKDOWN
Other countries, 14%
Sweden, 12%
Denmark, 8%
United Kingdom, 14%
Benelux, 9%
Germany, 12%
Italy, 9%
Spain, 11%
France, 11%
END-USERS OF CORRUGATED BOARD
Other, 50%
Food, 23%
Chemical products, 10%
Fruit and vegetables, 9%
Beverages, 8%
EUROPEAN CONTAINERBOARD MARKET
Recycled-fibre based fluting, 34%
Unbleached kraftliner, 16%
White-top kraftliner, 5%
SC fluting, 6%
Testliner, 39%



EUROPEAN CORRUGATED BOARD PRODUCERS
Capacity, million m²
Jefferson Smurfit
SCA
AssiDomän
Kappa Packaging
International Paper
0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000
EUROPEAN CONTAINERBOARD PRODUCERS
Capacity, 000 tonnes
Smurfit-Stone
SCA
AssiDomän
Kappa Packaging
Saica
0 500 1,000 1,500 2,000 2,500 3,000

The five largest producers account for 35% of the European market.
Production capacity is assessed utilised capacity.
Installed capacity may be higher depending on type of shift, etc.

Several price increases were implemented. Between April and December, the prices of the various containerboard grades were raised by between 15 and 25%.

Demand for recycled-fibre based liner rose during the year more than, and at the cost of, unbleached kraftliner. This was mainly due to a large difference in price between the two products as well as to reduced access to unbleached kraftliner as a result of lower exports from North America.

White-top kraftliner, which gives a better printing quality on the finished packaging, is increasingly in demand. This trend continued in 1999. The focus on these products will intensify at AssiDomän Kraftliner over the next few years.

Production of kraftliner at the Kraftliner and Sepap plants was adversely affected by planned shutdowns in the autumn, which led to a total loss of production of 29,000 tonnes. Of Containerboard's total production, 1,056,000 tonnes, 37% was delivered to units within the Group.

ENVIRONMENTAL STATUS

Corrugated

Emissions were within the limits set by the authorities at all the plants.

During the year, the plant in Abercarn, Wales, was certified according to ISO 14001. This means that six plants have received ISO 14001 certification and/or EMAS registration. Due to organisational changes within the business unit, the work of introducing environmental management systems was not yet started at some plants.

Cleaning of wastewater, polluted by inks and adhesives, was improved at several plants. Treatment systems have been installed and existing equipment optimised, by using closed water flows, for example.

Making resource utilisation more efficient through reduced use of paper raw material, adhesives, inks, water and energy is an important area of environmental work. This is also intended to reduce the volume of waste through better sorting and recovery, as well as improved handling of hazardous waste.

Product development is carried out in accordance with the intentions in the EU Packaging Directive, which means minimising weight and volume without lowering function, hygiene and safety standards. One example of this is the development of corrugated board with increasingly low grammages.

Containerboard

The raw material used in containerboard production at Kraftliner, Štúrovo and Skärblacka is mainly virgin fibre, while Ania and Lecoursonnois use exclusively recycled fibre based on corrugated board. At Sepap, virgin and recycled fibre are used for production of kraftliner. Both types of production are necessary if optimal ecological compatibility of paper products is to be achieved in Europe.

The environmental situation at Skärblacka and Sepap is reported under the Sacks & Kraft Products business area on page 62.

With the exception of emissions to air from Štúrovo, operations at the plants met the environmental requirements set by the authorities.

Kraftliner and Štúrovo were approved for ISO 14001 certification in 1998. Environmental management systems were introduced at Ania and Lecoursonnois and the mills are expected to be certified in 2000.

The environmental investments made in the four mills to reduce emissions to water were successful.

Emissions to air of substances containing sulphur vary considerably between the mills, depending on access to different fuels and treatment equipment. A number of measures taken at Kraftliner resulted in low emissions of substances with environmental impact. At Štúrovo, a review of the systems for combustion and chemical recovery is urgently needed so that emissions can be reduced. According to requirements from the Slovakian authorities, measures to reduce emissions must be taken before 2006. The reduction of emissions of nitrogen oxides is an important outstanding task for all the mills, but the technical means to do this are very limited at present.

Intensive efforts are under way at Lecoursonnois to deal with the problem of malodorous gases from the almost entirely, on the water side, closed-circuit manufacturing process.

The business unit's plants are taking part in a group-wide project to reduce waste volumes and find alternatives to landfills. Measures initiated will lead to cost savings.

Official requirements and the EU's IPPC Directive will lead to stricter requirements on emissions in five to ten years. The business unit's plants are regarded as being well placed to meet these requirements. Constant efforts are made within the Group to develop cost-effective ways of further improving the environmental situation at the mills.

Environmental Key Ratios

The environmental key ratios for Corrugated & Containerboard (see page 59) show that the biofuel proportion of the total fuel requirement is lower (46%) than the corresponding value for the Group (63%). The reason for this is that Containerboard's production is largely based on recycled fibre where the fuel requirement is met by fossil fuels.

The key ratio for total fuel consumption in relation to value added (3.4 MJ/SEK) is below the corresponding value for the Swedish pulp and paper industry (4.2 MJ/SEK in 1999). The main reasons for this are the comparatively low consumption of fossil fuels within Corrugated and the high value added of the business unit's products.

Sacks & Kraft Products is a leading supplier of sacks, and sack and kraft paper. Market pulp is also produced within this business area.

Paper sacks, which are manufactured at the Group's 15 plants in eight countries, are used as packaging for building materials, chemicals, animal feed and food. Production amounts to some 900 million sacks per year. The main market is Europe.

These operations also include four pulp and paper mills with a combined total capacity of over 1 million tonnes of paper and pulp as well as speciality grades such as MG paper for packaging pharmaceutical and hygiene products. These products are marketed and sold worldwide.

The paper raw material is sold both internally within the Group and to external sack and packaging producers. Sales to the Group's own sack factories accounts for approximately one-third of Kraft Products' deliveries. External sales of pulp amount to over 300,000 tonnes per year.

SACKS

Annual consumption of industrial sacks in Europe totals approximately 10 billion, of which paper sacks account for 6 billion. The market has been shrinking for several years. This decline is partly due to a changeover to other packaging systems and partly to reduced demand for some of the products that are traditionally packed in sacks. The market is still growing to some extent in Central and Eastern Europe.

There is now growing demand for sacks and bags suitable for direct display at the retail point-of-sale, which places new demands on product characteristics such as appropriate design and good printing quality on the packaging.

The market for sacks is local and each country is characterised by its specialities, depending on type of industry and infrastructure. This is why a local presence is important. At the same time, the number of pan-European manufacturers is growing, which also requires establishment in several geographical markets.

A strengthened market position and increased profitability will be achieved through good customer service, efficiency and quality combined with rational and cost-effective production. A service-minded approach is based on a partnership with customers which is founded on customised packaging solutions, fast and reliable delivery and consistent quality.

Raising the efficiency of sack manufacture will strengthen service to customers, among other things through shorter delivery times, shorter lead times, fewer reconfigurations and less production waste.

Results from ongoing operations show a substantial improvement during the year.

Streamlining is being carried out in close consultation with customers so that the sack range and number of paper grades can be standardised as much as possible.

This is affecting the production structure in the sack operations and two units were closed down in 1999 – one in Dundee, Scotland, and one in Nienburg, Germany. One of the units in Belgium, Vilvoorde, will be closed in 2000. Production at these units has been transferred to other plants within the business unit.

KRAFT PRODUCTS

In Europe, the market for sack and kraft paper is characterised by continued overcapacity and reduced volumes. The market totals 2.9 million tonnes. In a global perspective, there is some market growth.

The segments for sack paper, which AssiDomän serves in Europe, represent a total annual consumption of approximately 950,000 tonnes, of which 190,000 is bleached paper. The market is showing an annual decline of 1–2%, mainly due to a changeover to thinner and stronger packaging paper. This in turn means lower paper consumption. At the same time, a transfer is taking place to other types of packaging systems to replace sacks.

There is still continued growth, however, for bleached sack paper grades. This was estimated at approximately 13% in 1999. Globally, there is some growth within all segments.

Consumption of high-quality kraft paper in Europe amounts to approximately 1,250,000 tonnes, of which 650,000 tonnes is bleached paper.

Market development in the first half of 1999 was subdued with falling prices for sack and kraft paper. The price trend improved after the summer as a result of higher and more stable demand. Kraft Products was able to defend its strong position in the sack paper market and strengthened it still further in the kraft and MG paper segments.

Kraft Products focuses its product development and marketing on high-quality packaging paper. By giving priority to users with high demands on the paper's characteristics, such as strength and printability, combined with an extended service function, the Group is building up long-term partnerships with key customers.

Development is carried out in close co-operation with customers, converters and end-users, such as the cement industry which is the dominant user of paper sacks. Other examples of demanding applications are sterile packaging for the pharmaceuticals industry.

The business unit is strengthening its market position by increased sales efforts in new markets outside Europe. A sales office has been set up in Singapore, with a branch office in Indonesia, for sales in the growing South-East Asian market. Marketing is also being intensified in South America and Africa. Following a rapid expansion, countries outside Europe now account for approximately one-third of sack paper sales.

Production in 1999 was affected by the falling demand in the first half of the year. Market-related production restrictions were implemented at all mills. After the summer holiday period, order bookings and production levels have steadily strengthened.

A number of productivity improvement measures and investments have been under way for one year, designed to increase profitability and efficiency. The efficiency of each machine is being analysed and compared with similar units in the Group. These measures have led to a more stable and even production. Efficiency has increased by between 9 and 20% so far.

Within the framework of the productivity improvement measures a project is also being carried out to standardise the product range, i.e. a reduced number of variants of sack paper with regard to width, grammage and other qualities. The intention is to reduce the number of machine reconfigurations and product changes and to raise efficiency.

ENVIRONMENTAL STATUS

Sacks

All plants within the business unit were operated within the limits for emissions prescribed by the authorities.

The work of introducing environmental management systems is under way. The two sack factories in Germany have been certified according to ISO 14001 since 1998.

Product development is focused on manufacture of sacks with increasingly low grammages and fewer layers of paper while high quality and strength are retained. The desired product characteristics require virgin fibre to be used exclusively in the manufacture of sack paper.

Better resource utilisation is reducing the volume of paper waste which is strengthening profitability.

The strategy for product development meets the requirements contained in the EU's Packaging Directive.

The business unit's customers are showing increasing interest in the environmental performance of the products, from forestry to recycling. The form of environmental product declaration (see page 54) developed within the Group plays a key role in this environmental communication.

Kraft Products

Sepap achieved ISO 14001 certification and EMAS registration in 1999. This means that all four of the business unit's pulp and paper mills are now certified and registered.

At Sepap and Karlsborg there were a few incidents regarding emissions to water during the year. This led to emissions of oxygen-demanding substances exceeding the prescribed limit at Sepap. Measures have been taken at the factories to ensure that similar incidents do not occur.

With the exception of the emissions from Sepap, the business unit's operations have complied with the environmental authorities' permits.

Karlsborg has been certified according to the FSC's Chain of Custody since 1998. This means that the mill has routines that guarantee that the origins of the wood can be followed throughout the entire production chain.

Environmental investments made within the business unit in recent years to reduce emissions to water and air are now showing favourable results. Improvements to the biological treatment plant at Skärblacka have halved emissions to water.

Emissions of sulphur dioxide have decreased significantly at the business unit's plants. Installation of a new gas boiler with heat recovery at Karlsborg reduced emissions by nearly 20% in 1999. A new combustion technology and rebuilding of the boilers at Sepap reduced emissions of sulphur dioxide by approximately 70% compared with 1998.

The business unit's plants participate in the group-wide project to reduce waste volumes and find alternatives to landfilling. These measures will result in cost savings.

The environmental situation at Kraft Product's plants is assessed as good. The EU's IPPC Directive and requirements from authorities will lead to stricter emission levels for the plants. So that these requirements can be best addressed, continuous work is under way within the Group in order to find methods to improve the environmental situation at the mills in a cost-effective manner.

The EMAS reports from Karlsborg, Dynäs, Skärblacka and Sepap provide more detailed information about environmental work.

Environmental Key Ratios

Environmental key ratios for Sacks & Kraft Products (see page 63) show that the use of biofuels has increased compared with 1998. Carbon dioxide emissions decreased by 20% in relation to value added. Total fuel consumption, however, was at the same level in 1999 as in 1998 which shows that energy efficiency measures have not yet had an effect.



The Sacks business unit manufactures around 900 million sacks each year. The sacks are used for packaging building materials, chemicals, animal feed and food.



Exclusive carrier bags are made with advantage from Royal Flexible from Karlsborg.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**6,057**	6,008	5,377	4,487	5,530
Operating profit/loss, MSEK	**24**	68	141	–316	1,037
Operating margin, %	**0**	1	3	neg	19
Net operating assets, MSEK [1]	**5,872**	6,664	6,327	4,475	4,038
Return on net operating assets, %	**0**	1	3	neg	33
Cash flow before investments, MSEK	**409**	544	816	385	626
Investments, MSEK	**495**	787	2,784	1,320	1,968
Average number of employees	**4,342**	4,686	4,606	3,826	3,636
of whom outside Sweden	**2,717**	2,861	2,748	1,856	1,702

[1] Net operating assets in 1999 are affected by write-downs by MSEK 995.

PRODUCED VOLUMES

	1999	1998
Sack and kraft paper, 000 tonnes	**614**	575

DELIVERED VOLUMES

	1999	1998
Sacks, millions	**908**	835
Sack and kraft paper, 000 tonnes	**609**	561
Pulp, 000 tonnes	**351**	371
of which to external customers, 000 tonnes	**298**	283

ENVIRONMENTAL KEY RATIOS

	1999	1998
Proportion of renewable raw material in the products, %	**97**	98
Total fuel consumption/value added, MJ/SEK	**12.0**	12.4
Biofuel proportion of total fuel requirements, %	**75**	70
Carbon dioxide equivalents/value added, g fossil CO_2/SEK	**242**	300
Operations with a certified/registered environmental management system, of business area's net turnover, %	**77**	60


BUSINESS AREA'S NET TURNOVER, GEOGRAPHICAL BREAKDOWN
Other countries, 15%
Sweden, 8%
Germany, 14%
Rest of Europe, 16%
France, 12%
Benelux, 8%
Central and Eastern Europe, 10%
United Kingdom, 8%
Italy, 9%
END-USERS OF SACKS
Other, 8%
Animal feed, 12%
Chemicals, 13%
Building materials, 50%
Food, 17%


EUROPEAN SACK PRODUCERS
Capacity, million sacks
Frantschach
AssiDomän
Korsnäs
Jefferson Smurfit
Isiklar
0
200
400
600
800
1,000
1,200
1,400
Production capacity is assessed utilised capacity.
Installed capacity may be higher depending on type of shift, etc.
EUROPEAN SACK PAPER PRODUCERS
Production, 000 tonnes
AssiDomän
Frantschach
Korsnäs
Jefferson Smurfit
UPM/Kymmene
0
100
200
300
400
500

Barrier Coating processes paper, liner, cartonboard and other substrates by coating with various types of polymers.

Barrier Coating is one of Europe's leading producers of barrier-coated and laminated products. These include plastic-coated paper for packaging which provides protection against moisture and grease. A growing part of the product range now includes other polymer-coated substrates for industrial applications.

Production plants are located in Sweden, Germany, Belgium, France and the Czech Republic. Sales are mostly concentrated to Western Europe where Barrier Coating has a market share of 17%.

The business area has expanded to Central and Eastern Europe, among other things by setting up operations in the Czech Republic. There is also a focus on the US, which is an important and expansive market for several of Barrier Coating's products.

OPERATIONS

Barrier Coating's strategy is based on concentration and specialisation by growing through its own efforts in new markets outside Europe with a focus on high-quality products that provide considerable value added for the customer. The market organisation is based on five product segments and specialisation of manufacturing units in order to retain and strengthen market positions. These comprise three packaging-related product segments – Industrial Wrapping, Transport Packaging and Consumer Packaging – and two non-packaging related – Industrial Products and Releaseliner.

Special competence centres have been built up at the business unit's plants to strengthen service and co-operation with customers. These centres are a joint resource and act as a link both to customers and to the organisation so that products and business can be developed in different ways.

Industrial Wrapping mainly comprises reel wrapping for the paper industry and ream wrapping for writing and copy paper for wholesale and retail sales. The Nordic pulp and paper industry is an important market for reel wrapping and efforts are now being made to expand this business in the European continental markets and South-East Asia.

Consumption of sheeted and pre-packed fine papers is growing as a result of expansion within digital printing technology. Demand from the retail trade is also rising, which is creating increased requirements for ream wrapping with attractive and high-quality printing. A special competence centre for such high-quality printing methods has been built up at one of Barrier Coating's plants in France.

Transport Packaging mainly consists of barrier-coated corrugated packaging and sacks. There is some growth in the market for corrugated products. Co-operation has been developed with the Sacks & Kraft Products business area for barrier coating of sack paper. This will make rational use of manufacturing resources while better meeting customer requirements.

Consumer Packaging consists of primary packaging for consumer products, plastic-coated cartonboard and plastic-coated packaging paper or other substrates. Barrier Coating's strategy in this business segment is to make effective use of competence in extrusion technology and complex barriers. This means that the focus in relations with customers is on the end-user, mainly food manufacturers. Co-operation with customers and the creation of custom solutions to meet their specific requirements makes the value added in Barrier Coating's competence visible.

Industrial Products comprises products where paper, films and other substrates are combined with a large number of polymers, such as paper and packaging for the photography industry, insulation material and laminates for the building industry, as well as laminates for the manufacture of headliners and panels for the automotive industry. Growth is good for all product areas in this segment.

The market for inkjet paper for digital printing is showing strong growth. Barrier Coating, which has a strong position in this product niche in Europe, is now concentrating on extending its marketing to markets outside Europe, primarily the US. This also applies to products such as laminates for interior components for the automotive industry, where Barrier Coating has a leading market position in Europe.

Releaseliner is protective paper for self-adhesive materials and products. In this product area, Barrier Coating has focused on and taken a leading position in the development of complex product concepts for advanced applications. One example is paper coated with combinations of several layers to provide self-adhesive materials with strong glues in difficult environments (including road signs with reflecting material and paint, self-adhesive transfers for aircraft and vehicles). Barrier Coating is growing more strongly in this segment than general market growth. The investments now being made at the main plant for releaseliner, Inncoat in Germany, are intended to maintain capacity for continued high growth.

ENVIRONMENTAL STATUS

Five of the business unit's plants have an environmental management system that is ISO 14001 certified or EMAS registered. The remaining plants are expected to be certified in 2000.

The requirements of the authorities regarding emissions to air and water, and noise were met during the year, except at Belcoat, the plant in Belgium, where solvent emissions to air were too high. Requirements must be met by 2002 at the latest.

The business unit's environmental work is focused on more efficient resource utilisation and reduced energy consumption, reduced emissions of organic solvents through combustion with energy recovery, and a transfer to water-based solvents.

Surveys of ground pollution have been made at some plants. Sanitation measures have been implemented.

Great importance is attached to efficiency enhancement and environmental compliance of transports to and from the plants.

The products manufactured within the business area meet the requirements in the EU's Packaging Directive and those expected in the revised directive. This means, among other things, that product development is being focused on thinner barrier layers and lower paper grammages.



Barrier Coating's production includes packaging material with different types of barriers for consumer products, such as food and household products.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**1,729**	1,776	1,713	1,567	993
Operating profit, MSEK	**93**	108	28	14	57
Operating margin, %	**5**	6	2	1	6
Net operating assets, MSEK [1]	**791**	807	737	853	797
Return on net operating assets, % [1]	**12**	14	3	2	11
Cash flow before investments, MSEK	**207**	168	197	26	54
Investments, MSEK	**116**	70	56	69	540
Average number of employees	**756**	736	755	745	366
of whom outside Sweden	**528**	508	544	541	174

[1] 1995 incl. net operating assets in PWA-Kunststoff acquired 31 December 1995.

DELIVERED VOLUMES

	1999	1998
Barrier-coated paper and cartonboard, million m²	**1,077**	1,023

ENVIRONMENTAL KEY RATIOS

	1999	1998
Proportion of renewable raw material in the products, %	**71**	77
Landfilled and hazardous waste/input raw materials, %	**2**	2
Carbon dioxide equivalents/value added, g fossil CO_2/SEK	**15**	11
Operations with a certified/registered environmental management system, of business area's net turnover, %	**68**	55


NET TURNOVER, GEOGRAPHICAL BREAKDOWN
Other countries, 9%
Benelux, 21%
United Kingdom, 10%
Germany, 13%
Nordic countries, 19%
France, 14%
USA, 14%
MARKET AREAS, BARRIER-COATED PRODUCTS
Industrial products, 23%
Consumer packaging, 24%
Transport packaging, 14%
Releaseliner, 20%
Industrial packaging, 19%


EUROPEAN BARRIER-COATED PAPER AND CARTONBOARD PRODUCERS
Capacity, million m²
UPM/Kymmene
AssiDomän
Ahlström
Gascogne
Frantschach
Burgo
0
500
1,000
1,500
2,000
2,500

Cartonboard manufactures coated cartonboard, mainly liquid packaging board and packaging board, primarily for beverages and food.

Cartonboard comprises an integrated pulp and cartonboard mill in Frövi, Sweden. The board machine is one of the largest in the world with an annual capacity of 350,000 tonnes following extensive enlargement and modernisation. Investments at the unit also included extension of the pulp mill and a new bleaching unit.

The products, which are manufactured from virgin fibre, include liquid packaging board for beverages and other liquid food, as well as packaging cartonboard for frozen and dried food and other applications with high demands on strength and printability.

OPERATIONS

The European market for cartonboard totals more than 5 million tonnes and growth is on a level with general economic growth in Western Europe.

The market for liquid packaging board is growing globally by approximately 3% each year. The market has few players and is dominated by Tetra Pak, which is Cartonboard's biggest customer. Growth for packaging board in Europe is slightly lower, 1–2%. This segment is characterised by the large number of conversion companies which manufacture and sell finished packaging to end-users within a wide range of industries. The trend, however, is towards increased concentration at the conversion stage.

The extension and modernisation of the board machine and pulp mill have created a strong foundation for growth and increased profitability. This also means that customer service will be more efficient, production efficiency will rise and the ability to develop and manufacture products with a high customer value will be strengthened.

Cartonboard's strategy in the liquid packaging board segment is to guarantee continued growth by developing business with existing customers and building up new customer relations. Within packaging board, with the Frövi Light® brand, the focus is on strategically important and selected end-users. This mainly applies in the food industry with packaging for dry food, frozen products, multipacks and so on. This focus is being carried out in close contact with packaging manufacturers.

The strategy for growth also includes strengthening the marketing organisation and developing new products adapted to different segments. An organisation is being built up based on the strategic, selected market segments. This represents a clearer specialisation towards product lines for each end-user area. Each product line team is responsible for the entire flow – from development, production and sales to logistics, customer services and, above all, profitability.

In 1999 the market was characterised by weak demand and order bookings at the beginning of the year. The annual maintenance shutdown took place in the spring in response to this weak demand.

A gradual improvement in production results and quality took place during the year. Despite some strengthening in demand in the second half, production capacity could not be fully utilised. In total the volume of liquid packaging board increased by 13% and the volume of packaging board by over 55% compared with the previous year. This means that the business unit recaptured market shares after the long investment and running-in period.

ENVIRONMENTAL STATUS

Frövi has been certified according to ISO 14001 and registered according to EMAS since 1996.

During the year, the plant was operated within the prescribed permit limits.

Work on more effective wastewater treatment in the biological treatment plant continued, which resulted in a 10% reduction in emissions of oxygen-demanding substances and phosphorus.

Measures to reduce emissions to air have been taken and resulted, among other things, in a decrease of nitrogen oxide emissions of approximately 15% compared with 1998. During the year, however, problems with the scrubbers led to higher emissions of sulphur dioxide.

As part of efforts to make the operations ecocycle compatible, several projects are under way to find alternative applications for landfilled waste. Trials have been conducted with a new technique for preparation of biofuel ash which is then returned to the forest land.

The project which started in 1998 to transfer surplus heat from Frövi to the district heating network in the town of Lindesberg has continued and more homes have been connected. This co-operation was awarded with a prestigious environmental prize.

Environmental key ratios (see page 67) show that the biofuel proportion of the total fuel requirement is very high. Emissions of fossil carbon dioxide in relation to value added decreased by 30% The improved production conditions in 1999 compared with 1998 led to a more efficient use of energy which can also be seen in the key ratio for total fuel consumption in relation to value added.

More information about environmental work at Frövi is provided in the mill's EMAS report.



Cartonboard's packaging board Frövi Light® meets high demands from international customers, mainly in the food industry.



Good functionality and printability make Cartonboard's liquid packaging board appreciated by AssiDomän's customers and end-users.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**1,767**	1,537	1,498	1,866	2,038
Operating profit/loss, MSEK	**11**	–83	–157	151	188
Operating margin, %	**1**	neg	neg	8	9
Net operating assets, MSEK	**3,212**	3,130	2,698	1,782	1,210
Return on net operating assets, %	**0**	neg	neg	10	16
Cash flow before investments, MSEK	**62**	–384	193	242	287
Investments, MSEK	**135**	134	1,268	663	200
Average number of employees	**766**	798	792	732	743
of whom outside Sweden	**61**	67	46	38	66

PRODUCED VOLUMES

	1999	1998
Cartonboard, first grade, 000 tonnes	**254**	238

DELIVERED VOLUMES

	1999	1998
Cartonboard, first grade, 000 tonnes	**253**	199

ENVIRONMENTAL KEY RATIOS

	1999	1998
Proportion of renewable raw material in the products, %	**87**	87
Total fuel consumption/value added, MJ/SEK	**10.2**	13.9
Biofuel proportion of total fuel requirements, %	**85**	84
Carbon dioxide equivalents/value added, g fossil CO_2/SEK	**118**	164
Operations with a certified/registered environmental management system, of business area's net turnover, %	**100**	100



NET TURNOVER, GEOGRAPHICAL BREAKDOWN
Sweden, 9%
Rest of Europe, 17%
Italy, 7%
Germany, 25%
United Kingdom, 15%
France, 27%



EUROPEAN CARTONBOARD PRODUCERS
Capacity, 000 tonnes
Stora Enso
Mayr-Melnhof
Reno de Medici
Kappa Packaging
Metsäliitto
MoDo
Cascades
AssiDomän
0
500
1,000
1,500
2,000
2,500

Wood Products and Timber together form the business area responsible for the Group's sawmill operations and further processing of sawn timber.

Wood Products' operations comprise further processing of sawn timber at production plants within AssiDomän Interiör (mouldings, panels, glulams, shelving).

Timber's operations comprise marketing and production, mainly of sawn timber, from seven production units, and sales companies in key markets. All units specialise in only one type of wood. This also leads to effective utilisation of the raw material base, sawlogs from the Group's own forests. Most of production consists of high quality redwood (pine).

Operations at both business units focus mainly on the building materials trade and industrial customers in Northern Europe.

WOOD PRODUCTS

The Wood Products business unit focused on two segments in 1999, interior wood products and packaging products. As part of restructuring to concentrate operations, it was decided to sell the packaging operations as from 2000 when these were transferred to a new owner. Demand in the interior segment rose during the year. This growth was strengthened by the economic upswing in Scandinavia and Northern Europe and increased activity in the construction industry, including repairs, rebuilding and extensions.

For Wood Products this meant a volume increase for all main products in the interior programme, which was launched in 1998, of between 30% and 40%.

In 1999, Wood Products focused on developing its operations and creating an efficient production flow, high delivery reliability and customer service and on developing distribution to the building materials trade.

The main market for the interior concept is Scandinavia, where Wood Products has a leading position. Marketing has been strengthened with a sales organisation in Sweden and Norway. Efforts are also under way to strengthen positions in the UK, Germany, France and the Netherlands.

TIMBER

The market for sawn timber showed weak development in 1999, particularly for redwood. The upturn in prices expected in the second half failed to materialise. Whitewood products were favoured, however, by steady price increases, although from a low level.

Work at the business unit concentrated on market consolidation efforts and measures to improve quality and efficiency in production. The proportion of redwood continued to increase during the year. The volume of FSC-certified sawn timber also continued to rise. The proportion of FSC-certified timber amounted to approximately 8% of a total of 1,241,000 m³ at year-end 1999. This corresponds to an increase of the FSC proportion of 50% compared with 1998.

The global market for sawn timber totals approximately 500 million m³. Most is consumed locally. International trade in sawn softwood products amounts to approximately 100 million m³. Timber's share of this market is around 1%.

Timber's main markets are Europe and Japan. In Europe, total consumption is just over 70 million m³, of which 20 million m³ goes to customers that manufacture floors, mouldings, panels, furniture, windows and doors. These, together with house manufacturers in the Japanese market, constitute Timber's customer base.

Timber is continuing to concentrate on redwood production and the whitewood sawmill in Hestra was sold at year-end 1999.

With redwood as a base, the main focus is on customer groups within growth product areas and markets with a strong economy. Approximately 70% of sales are to such markets. One example is the softwood-based furniture industry in Denmark, where Timber has a market share of over 10%.

Complementary efforts are made in new markets with considerable potential, such as China. The economy in South-East Asia is starting to recover which, combined with a continued strong economic development in the US and Europe, creates conditions for a positive trend in sawn timber consumption.

The ongoing consolidation in downstream markets is increasing demands for large volumes, development strength and customisation. This applies to the breadth of the product range, length adaptation, sorting and drying. Combined with unsatisfactory profitability in the industry, this is increasing the pace of a necessary restructuring of the Scandinavian sawmill sector, particularly the integrated sawmills.

ENVIRONMENTAL STATUS

Sawmills and wood processing plants require permits and must submit reports under Swedish legislation. Operations were conducted within the set environmental permits with the exception of emissions of nitrogen oxides and noise levels at some plants. Appropriate measures have been taken.

Certification work continued and a further two plants, the sawmills in Malå and Horndal, are now certified according to ISO 14001. Malå is also registered according to EMAS. This means that all sawmills have received ISO 14001 certification. Four plants are EMAS registered. Six out of seven sawmills and wood processing plants are also certified according to the FSC's Chain of Custody.

Action has been taken within the business units to reduce emissions to air from solid fuel boilers by installing treatment units and changing the boilers. Several sawmills have outsourced energy production.

Installation of new equipment and new routines will lead to reduced environmental impact from leachate from the timber watering units.

Handling of different types of waste has been improved at the plants.

More detailed information about environmental work at Lövholmen, Seskarö, Malå and Kvarnåsen is provided in the EMAS report from Nord Trä.



The ROYAL shipping mark, which is stamped on AssiDomän's sawn timber products, guarantees the highest quality throughout the value chain, from handling of the environment and raw material in the forests, to delivered products. Timber with red marks comes from northern Sweden and timber with green and blue marks comes from central and southern Sweden respectively.

Wood Products manufactures complete room interiors made of wood. The range of mouldings includes decorative corner blocks that are easy to assemble and give the interior an elegant look.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**2,556**	2,486	2,272	2,060	2,389
Operating profit/loss, MSEK	**–53**	8	–20	–170	177
Operating margin, %	**neg**	0	neg	neg	7
Net operating assets, MSEK [1]	**953**	1,160	1,281	1,313	1,290
Return on net operating assets, %	**neg**	1	neg	neg	14
Cash flow before investments, MSEK	**76**	184	112	94	280
Investments, MSEK	**61**	79	139	251	278
Average number of employees	**938**	912	944	986	1,032

[1] Net operating assets in 1999 are affected by write-downs by MSEK 110.

DELIVERED VOLUMES

	1999	1998
Sawn timber deliveries, 000 m³	**1,241**	1,211
of which further processed within the Group, 000 m³	**83**	96

ENVIRONMENTAL KEY RATIOS

	1999	1998
Proportion of renewable raw material in the products, %	**100**	100
Biofuel proportion of total fuel requirements, %	**93**	93
Operations with a certified/registered environmental management system, of business area's net turnover, %	**91**	74



NET TURNOVER, GEOGRAPHICAL BREAKDOWN
Other countries, 17%
Rest of Europe, 8%
Germany, 8%
Denmark, 12%
United Kingdom, 18%
Sweden, 37%
NET TURNOVER, TIMBER AND WOOD PRODUCTS
Other, 1%
By-products, 10%
Processed products, 15%
Sawn timber, 74%



EUROPEAN SAWN TIMBER PRODUCERS
Production, 000 m³
Stora Enso
Metsä Timber
UPM/Kymmene
Schweighofer
AssiDomän
0
1
2
3
4
5

Wood Supply and Forestry comprise AssiDomän's forest-related operations, forestry and the supply of wood raw material and biofuels to the Group's Swedish industries.

Wood Supply's task is to supply the Group's industries in Sweden with wood and fibre raw material. This includes felling, buying and exchanging timber, pulpwood and chips, and imports. Sales of wood raw material to external customers are included. The Group's industries consume a total of approximately 10 million sm³ub of round timber, chips and biofuel.

Forestry's operations involve management of the forest assets, comprising 2.4 million hectares. The forest holdings are concentrated to three geographical core areas in Sweden – the coastal area of north Norrland, Bergslagen and Götaland.

WOOD SUPPLY

Supply and demand for sawlogs were relatively well balanced in 1999, but with some surplus of redwood (pine) and deficit of whitewood (spruce). The continued weak profitability in the sawmill industry put pressure on timber prices.

The pulpwood market was totally dependent on development in the pulp and paper industry. There were some local shortages of hardwood pulp. Prices remained at a relatively stable, low level.

Timber extraction from the Group's forests, which in 1998 was 15% above the normal level, was gradually adapted to a long-term, sustainable level in 1999. In addition, the distribution of Sveaskog led to a reduced felling volume. Taken overall, this means that felling in the second half of 1999 was considerably below the previous year's level, which also had a negative impact on operating profit.

Central and southern Sweden were hit by storms in the late autumn. Approximately 0.3 million sm³ub is estimated to have been blown down in AssiDomän's holdings. This, combined with difficult weather in December, affected felling and deliveries – mainly in the Bergslagen region – towards the end of the year.

During the year, AssiDomän imported 10% of the Group's Swedish wood and fibre requirements. This wood mainly comes from the Baltic States as well as from Finland, Russia and Germany.

FORESTRY

The year saw the completion of the strategy for core areas where forest land holdings should be concentrated and streamlined, as formulated at AssiDomän's formation. The distribution of Sveaskog represented the sale of 887,000 hectares of forest land. A major exchange of land with MoDo, in which AssiDomän acquired 81,000 ha and relinquished 78,000 ha, concentrated the forest holdings in the north to the most suitable areas for Forestry in Norr- and Västerbotten. 13,000 ha of the land acquired from MoDo was peripheral and sold on to Sveaskog. AssiDomän's holdings in southern Sweden now comprise well-located parcels suitable for rational forestry. Areas in special need of protection and other land-usage interests were sold to Sveaskog and small forest parcels were sold previously.

Forest land prices reached new all-time highs in 1999, despite falling timber prices. During the year, in addition to the deals with Sveaskog and MoDo, 1,380 ha of forest land was sold with a value of MSEK 35.5. A total of 630 ha of forest land was acquired during the year with a value of MSEK 9.1. Property other than forest land, was sold for MSEK 40.

During the year AssiDomän's handbook on regeneration planning was completed and introduced, followed by an extensive training programme for employees and contractors. The handbook, together with books on thinning and pre-commercial thinning, describe AssiDomän's forest management in a detailed but easily comprehensible manner.

Soil scarification contractors have attended this training, which has improved scarification from a production and environmental viewpoint.

The Starpot® seedling cultivation system, whose plants were introduced on a wide front during planting in 1999, has resulted in plants with better root systems and a noticeable improvement in vitality and growth in the very first season. A new technique for packaging and distribution of plants will reduce transport requirements by approximately 30% when the system is fully implemented.

Positive results have been obtained from trials with a combined soil scarification and planting machine – EcoPlanter.

The area of thinned land increased somewhat compared with 1998. A continued increase is anticipated as larger areas of naturally regenerated forest mature and need thinning.

A three-year project for preparation and restoration of biofuel ash to forest land is under way. Experiences are positive so far.

ENVIRONMENTAL MANAGEMENT WORK AND FSC

As a result of re-organisation within the business area, the environmental management systems have been revised. Certification according to ISO 14001 was received at the end of the year for the operations in north and south Sweden respectively. The goal of environmental work is to preserve biodiversity and reduce the use of fossil fuels.

The nurseries' environmental management system has been certified since 1998. There environmental work focused on reducing emissions of nitrogen and phosphorus. The technique for spreading fertiliser on the seedling cultivation has been improved.

Forestry in the Group's entire forest holdings is certified according to the Swedish FSC standard and timber handling received a certificate according to the FSC's Chain of Custody during the year. Wood Supply also received certification which allows individual landowners in southern Sweden to be covered by AssiDomän's FSC certification.



In 1999, Wood Supply delivered approximately 8 million m³ of round timber. This corresponds to about 350,000 fully loaded railway trucks.



Forestry throughout the Group's forest holdings is certified according to the Swedish FSC standards.

KEY FIGURES

	1999	1998	1997	1996	1995
Net turnover, MSEK	**4,526**	4,930	4,644	4,403	4,801
Operating profit, MSEK	**1,048**	1,482	1,363	1,220	1,438
Operating margin, % [1]	**23**	30	29	28	30
Operating margin own forest, %	**45**	49	46	43	49
Net operating assets, MSEK [2,3]	**15,819**	21,151	21,226	21,486	16,484
Return on net operating assets, %	**6**	7	6	6	9
Cash flow before investments, MSEK	**1,287**	1,375	1,231	1,426	1,193
Investments, MSEK	**21**	77	107	95	97
Average number of employees	**845**	1,063	1,178	1,284	1,419

[1] Including operating margin on agency sales of wood. Profit on agency sales of wood is insignificant.
[2] Includes tax assessment value of forest property in use, excl. leasing operations.
[3] Tax assessment values were raised by c. 30% in 1996.

DELIVERED VOLUMES

	1999 [1]	1998
Deliveries from managed forests, million sm³ub	**5.11**	6.80
of which timber, million sm³ub	**3.11**	4.00
of which pulpwood, million sm³ub	**1.85**	2.49
of which standing timber, other, etc., million sm³ub	**0.15**	0.31

[1] Excl. Sveaskog.

FOREST ASSETS

	1999	1998
Total area of land, million ha	**3.13**	4.38
of which productive forest land, million ha	**2.38**	3.27
of which in use, million ha	**2.24**	3.02
Book value, MSEK	**4,117**	5,218
Tax assessment value, MSEK	**15,412**	17,051
Wood extraction from own forest, million sm³ub	**5.01**	6.93
Amount felled as proportion of net growth on land in use, %	**71**	79
Timber reserves, m³fo/ha	**90**	84

ENVIRONMENTAL KEY RATIOS

	1999	1998
Area given special consideration for nature conservation reasons, %	**19**	20
Felling in relation to growth in own forest, incl. forest not under cultivation, %	**68**	74
Total fuel consumption/value added, MJ/SEK	**0.26**	0.24
Operations with a certified/registered environmental management system, of business area's net turnover, %	**100**	100

NET TURNOVER, OWN FORESTS, TIMBER AND PULPWOOD

Pulpwood, 23.6%
Timber, 76.4%

INTERNATIONAL FOREST COMPANIES, DISPOSABLE FOREST AREA


Forest area available. Million hectares (year-end 1999)
Tembec, CAN
Weyerhaeuser, USA
Abitibi-Consolidated, CAN
Domtar, CAN
Donohue, CAN
Bowater, USA
Nexfor, CAN
Champion International, USA
International Paper, USA
StoraEnso, FIN
Kruger, CAN
AssiDomän, SWE
Mitsubishi, JPN
Slocan Forest Products, CAN
Alliance, CAN
0 1 2 3 4 5 6 7 8 9 10 11 12
Owned land
Total disposable area



The British packaging company Linpac

uses containerboard from AssiDomän for further processing into advanced packaging solutions. One key requirement for good customer relations based on trust is the ability to deliver "just in time". The picture shows AssiDomän's representative Peter Ford (right) discussing topical issues with Linpac's works manager Alan Fielding.

Read more about the Containerboard business unit on page 58.

TABLES

PRODUCTION CAPACITY

Business area	Mill	Country	Carton-board tonnes	Kraftliner tonnes	Testliner/ Fluting tonnes	SC-Fluting tonnes	Sack and kraft paper tonnes	Market pulp tonnes	Corrugated board, million m²	Paper sacks, millions	Barrier-coated paper, million m²	Sawn timber, 000 m³fo
Corrugated &												
Containerboard	Kraftliner	SE		625,000								
	Skärblacka	SE				90,000						
	Štúrovo	SK	85,000			160,000						
	Sepap	CZ		65,000								
	Ania	IT			140,000							
	Lecoursonnois	FR			80,000							
Total			**85,000**	**690,000**	**220,000**	**250,000**			**2,200**			
Sacks &												
Kraft Products	Karlsborg	SE					115,000	170,000				
	Dynäs	SE					220,000					
	Skärblacka	SE					200,000	90,000				
	Sepap	CZ					150,000	110,000				
Total							**685,000**	**370,000**		**1,000**		
Barrier Coating											1,200	
Cartonboard	Frövi	SE	350,000									
Wood Products												
& Timber												1,200
Total			**435,000**	**690,000**	**220,000**	**250,000**	**685,000**	**370,000**	**2,200**	**1,000**	**1,200**	**1,200**

USE OF RESOURCES AND EMISSIONS	Corrugated		Sacks		Barrier Coating	
	1999	1998	**1999**	1998	**1999**	1998
Production						
Corrugated board, million m²	**2,075**	1,790				
Sacks, millions			**895**	817		
Barrier-coated paper, tonnes					**141,000**	148,000
Other products, tonnes	**2,600**	2,280				
Raw material use						
Paper raw material, tonnes	**1,215,000**	1,011,000	**149,000**	128,000	**109,000**	123,000
Plastic, tonnes	**2,800**	2,500	**6,090**	5,240	**33,100**	30,500
Other input materials, tonnes	**35,400**	29,000	**4,310**	3,780	**5,230**	4,840
Externally supplied energy						
Fossil fuels, TJ	**1,300**	1,110	**105**	149	**115**	83
Purchased thermal energy, TJ					**30**	46
Purchased electricity, GWh	**140**	114	**30**	31	**47**	41
Emissions to air[1]						
SO_2 (total sulphur emissions, counted as SO_2), tonnes	**137**	113	**8**	9	**1**	1
NO_X (counted as NO_2), tonnes	**160**	143	**11**	15	**21**	16
Fossil CO_2, tonnes	**81,600**	71,100	**6,450**	8,920	**9,330**	6,970
Waste						
Hazardous waste, tonnes	**231**	450	**361**	530	**121**	50
Landfilled waste, tonnes	**4,600**	2,000	**3,040**	2,630	**2,430**	2,670
By-products						
By-products to recycling, tonnes	**195,000**	143,000	**6,760**	6,770	**13,100**	8,990

[1] Estimated values

TABLES

USE OF RESOURCES AND EMISSIONS	Kraftliner		Ania		Štúrovo		Lecoursonnois	
	1999	1998	**1999**	1998	**1999**	1998	**1999**	1998
PRODUCTION								
Pulp, total, tonnes	**395,900**	410,900	**0**	0	**75,500**	68,000	**0**	0
of which bleached, tonnes	**68,500**	64,000	**0**	0	**0**	0	**0**	0
Market pulp, tonnes	**0**	0	**0**	0	**0**	0	**0**	0
Paper, tonnes	**551,000**	574,800	**138,600**	133,200	**196,000**	191,700	**68,600**	70,300
RAW MATERIAL USE								
Wood raw material, sm^3ub	**1,539,000**	1,582,000	**0**	0	**229,000**	215,000	**0**	0
Purchased pulp, tonnes	**47,800**	54,000	**0**	0	**0**	0	**0**	0
Recycled fibre, tonnes	**104,000**	107,000	**147,000**	143,000	**130,000**	115,000	**68,000**	74,800
Chemicals, tonnes	**45,000**	43,200	**7,790**	6,930	**5,030**	7,520	**4,890**	4,250
Raw water, million m^3	**23**	24	**2**	2	**16**	15	**0.1**	0.1
EXTERNALLY SUPPLIED ENERGY								
Fossil fuels, TJ [1]	**1,700**	1,490*	**1,230**	1,210	**3,480**	3,760	**3**	3
Purchased biofuels, TJ	**408**	451	**0**	0	**0**	0	**0**	0
Purchased thermal energy, TJ	**0**	0	**0**	0	**0**	0	**445**	432
Purchased electricity, GWh	**345**	345	**14**	12	**61**	60	**30**	26
ENERGY USE								
Biofuel-based share of total thermal energy use, %	**80**	82*	**0**	0	**15**	14	**2**	0
Own-produced electricity share of total electricity use, %	**37**	38	**78**	81	**69**	68	**0**	0
EMISSIONS TO AIR [1]								
SO_2 (total sulphur emissions, counted as SO_2), tonnes	**126**	154	**56**	56	**1,320**	1,560	**1**	1
NO_x (counted as NO_2), tonnes	**743**	740	**841**	661	**576**	627	**1**	2
Particulates, tonnes	**344**	400	**19**	8	**106**	187	**<0.1**	0.1
Fossil CO_2, tonnes	**131,000**	114,000*	**71,800**	70,800	**300,000**	313,000	**198**	241
Biogenic CO_2, tonnes	**638,000**	661,000	**0**	0	**58,200**	59,100	**403**	0
EMISSIONS TO WATER								
COD, tonnes	**6,490**	7,100	**242**	270	**3,770**	3,790	**39**	10
AOX, tonnes	**0.6**	0.5	**0.5**	0.5	**ND**	ND		
Suspended solids (SS70), tonnes	**153**	150	**ND**	30 [4]	**2,210** [4]	1,510 [4]	**12** [4]	2 [4]
Suspended solids (GF/A), tonnes		950						
Total N, tonnes	**31**	31	**3**	9	**ND**	ND	**0.6**	0.5
Total P, tonnes	**3.2**	3.6	**2**	1	**ND**	ND	**ND**	0.02
WASTE								
Hazardous waste, tonnes	**64**	34	**12**	0	**49**	101	**ND**	2
Landfilled waste, tonnes	**15,900**	20,500	**11,000**	11,300	**20,000**	22,700	**5,500**	6,100
BY-PRODUCTS [2]								
Tall oil, tonnes	**14,600**	13,500	**0**	0	**0**	0	**0**	0
Turpentine, tonnes	**821**	898	**0**	0	**0**	0	**0**	0
Recycled fibre waste, tonnes	**1,000**	2,500	**0**	0	**351**	0	**0**	0
Heat, TJ [3]	**601**	506	**0**	0	**307**	165	**0**	0
Electricity, MWh [3]	**0**	0	**0**	0	**10,300**	1,560	**0**	0

ND = No data available. *) Amended since 1998.
[1] Incl. transport and truck work on the mill site. [2] For delivery outside the unit. [3] Emissions associated with this produciton have not been deducted from the plant's emission values.
[4] Other analysis method than the Swedish standard. [5] Consists to 60% of ash from brown coal combustion. [6] Includes 6,600 tonnes of black liquor.

TABLES

	Skärblacka		Dynäs		Karlsborg		Sepap		Frövi	
	1999	1998	**1999**	1998	**1999**	1998	**1999**	1998	**1999**	1998
	338,600	326,600	**186,200**	171,300	**257,300**	265,500	**283,400**	289,200	**210,100**	200,800
	143,300	152,500	**0**	0	**257,300**	265,500	**123,600**	126,200	**80,700**	31,800
	65,000	78,100	**0**	0	**165,600**	175,700	**108,500**	109,900	**5,970**	48,200
	285,300	258,900	**186,200**	171,300	**111,800**	103,400	**201,700**	204,500	**285,400**	268,600
	1,242,000	1,204,000	**827,400**	759,500[1]	**1,279,000**	1,320,000	**1,426,000**	1,530,000	**819,000**	825,200
	0	0	**0**	0	**0**	0	**308**	60	**66,600**	113,900
	32,600	28,700	**0**	0	**0**	0	**47,000**	50,000	**0**	0
	49,500	49,200	**14,700**	13,600	**52,900**	49,300	**50,700**	45,300	**66,000**	60,600[1]
	27	27	**17**	15	**24**	25	**44**	51	**18**	16
	1,730	1,980	**539**	645	**764**	500	**3,620**	4,900	**983**	1,010
	155	176	**185**	187[1]	**168**	98	**157**	0	**1,020**	1,220
	0	0	**0**	0	**0**	0	**0**	0	**0**	0
	371	362	**274**	256	**268**	269	**250**	259	**191**	216
	78	74	**88**	85	**88**	92	**57**	45	**85**	84
	20	19	**12**	12	**21**	21	**58**	58	**48**	44
	356	430	**195**	230	**377**	452[1]	**1,090**	3,520	**183**	136
	654	615	**315**	321	**449**	511[1]	**810**	888	**434**	469
	508	182	**81**	96	**613**	407	**169**	537	**117**	60
	131,000	150,000	**41,500**	49,700	**58,800**	38,400	**304,000**	412,000	**74,900**	74,000
	587,000	541,000	**364,000**	340,000	**526,000**	553,000[1]	**468,000**	384,000	**533,000**	528,000
	6,150	10,150	**5,330**	5,110[1]	**8,930**	9,320	**9,750**	8,910	**1,900**	2,080
	26	38	**0.9**	0.9	**41**	40	**10**	9	**0.4**	0.6
	85				**21**	20	**1,050**[4]	1,230[4]	**26**	50
	1,150	1,460	**748**	628	**1,510**	1,790			**349**	516
	57	147	**41**	44	**132**	160[1]	**56**	65	**32**	37
	15	24	**3.5**	3.7	**14**	18	**4**	15	**1.9**	2.0
	100	45	**8**	168	**66**	41[1]	**493**	246	**40**	50
	25,800	18,300	**15,600**	13,300	**26,400**	28,000	**28,800**	147,000[5]	**25,400**	19,600
	9,700	9,420	**6,920**	7,080	**13,900**	10,100	**10,900**[5]	3,550	**8,100**	5,530
	451	243	**287**	280	**970**	1,150	**531**	433	**0**	0
	0	0	**0**	0	**0**	0	**0**	0	**0**	0
	0	0	**0**	0	**0**	0	**943**	1,020	**251**	76
	0	0	**0**	0	**0**	0	**174,000**	176,000	**0**	0

TABLES

USE OF RESOURCES AND EMISSIONS

Wood Supply & Forestry	1999	1998
Deliveries [1]		
Wood raw material to AssiDomän, 1,000 sm³ub	**7,280**	7,640
Wood raw material, external, 1,000 sm³ub	**2,950**	2,710
Total wood raw material delivered, 1,000 sm³ub	**10,230**	10,350
Wood raw material procurement [1]		
Felling own forest, 1,000 sm³ub	**5,100**	6,930
Purchased wood raw material, 1,000 sm³ub	**5,130**	3,420
Total wood raw material, 1,000 sm³ub	**10,230**	10,350
Raw material use		
Oils, m³	**310**	500
Fertiliser, tonnes nitrogen	**501**	425
Energy use		
Total fossil fuels, TJ	**402**	500
Emissions to air [2]		
SO_2, tonnes	**1**	2
NO_X, tonnes	**556**	670
Particulates, tonnes	**36**	43
Fossil CO_2, tonnes	**30,000**	37,300
Waste		
Recovered spent oil, %	**26**	27
By-products [3]		
Forest fuel, 1,000 m³s	**472**	350
Land		
Total land area, 1,000 ha	**3,130**	4,380
Productive forest land, 1,000 ha	**2,380**	3,270
Cultivated forest land, 1,000 ha	**2,240**	3,020
Finally felled land, ha	**20,700**	31,900

[1] Figures for wood raw material include round timber and pulp chips, excl. internal deliveries of chips from the sawmills to the pulp and paper mills.
[2] Estimated values. [3] For delivery outside the units.

USE OF RESOURCES AND EMISSIONS

Wood Products & Timber	1999	1998
Products		
Sawn timber, 1,000 m³	**1,230**	1,230*
of which further processed within the Group, 1,000 m³	**83**	96
Raw material use		
Wood raw material, 1,000 sm³ub	**2,500**	2,500
Oils, m³	**268**	293
Externally supplied energy		
Fossil fuels, TJ	**123**	103
Purchased thermal energy, TJ [1]	**402**	366*
Purchased electricity, GWh	**115**	101*
Emissions to air [2]		
SO_2, tonnes	**28**	22*
NO_X, tonnes	**184**	159
Particulates, tonnes	**59**	49
Fossil CO_2, tonnes	**9,380**	7,440
Biogenic CO_2, tonnes	**110,000**	95,400
Waste		
Hazardous waste, tonnes	**56**	74
Landfilled waste, tonnes	**16,500**	8,500
By-products [3]		
Sawdust, bark, chips, 1,000 m³s	**1,660**	1,360
Pulp chips, 1,000 m³s [4]	**2,240**	2,170

* Amended since 1998.
[1] Based on biofuels. [2] Only from own energy generation including transport and truck work in plant area. Partly calculated values. [3] For delivery outside the units.
[4] Raw material for the pulp industry.

UNITS AND ABBREVIATIONS

- **ha** hectare (10,000 m², 100 x 100 m)
- **sm³ub** cubic metres solid measure under bark: actual volume (no empty space between the logs) of whole stem or part of stem, excluding bark and tree top.
- **m³fo** forest cubic metre: total volume over bark, from stump to tip.
- **m³s** cubic metre bulk volume: outer volume of material (used when measuring chips, sawdust, bark, forest fuel and similar products)
- **MSEK** million Swedish kronor
- **kg** kilogram
- **kt** kilotonne (1,000 metric tons)
- **MJ** megajoule (1 million joules = 0.278 kWh)
- **GJ** gigajoule (1 billion joules)
- **TJ** terajoule (1,000 billion joules). 1 TJ is the energy content of 26 m³ of heating oil, 28 m³ of diesel oil, 32 m³ of petrol or approximately 60 tonnes of wood fuels (11–12% moisture content).
- **kWh** kilowatt-hour (1,000 watt-hours)
- **MWh** megawatt-hour (1 million watt-hours)
- **GWh** gigawatt-hour (1 billion watt-hours)

EXECUTIVE GROUP MANAGEMENT


Roger Asserståhl


Gunnar Palme


Sven Eric Lundström

EXECUTIVE GROUP MANAGEMENT

Gunnar Palme, born 1954.
President and Chief Executive Officer since 1 September 1999.
Employed by AssiDomän since 1999.
Call options: 24,000
Family shareholding in AssiDomän: 3,500

Roger Asserståhl, born 1943.
Executive Vice President, Deputy CEO.
President, CEO from 16 April to 31 August 1999.
Employed by Domän since 1989.
Call options: 16,000
Family shareholding in AssiDomän: 325

Sven Eric Lundström, born 1949.
Executive Vice President, CFO.
Employed by Ncb since 1983.
Call options: 16,000
Family shareholding in AssiDomän: 485

BUSINESS UNIT MANAGERS

Corrugated	**Hans Lindecrantz**
Containerboard	**Torbjörn Pettersson**
Sacks & Kraft Products	**Hans Pettersson**
Barrier Coating	**Arne Rengstedt**
Cartonboard	**Lars Ola Almberg**
Wood Products	**Börje Forsberg**
Timber	**Anders Nilsson**
Wood Supply	**Anders Dahlqvist**
Forestry	**Jonas Jacobsson**

GROUP STAFF MANAGERS

Communications	**Berit Hallberg**
Finance	**Johan Lagercrantz**
Human Resources	**Anna-Lena Nyberg**
Investor Relations/ Business Intelligence	**Frans Benson**
Corporate IT	**Kenneth Bolinder**
Legal Affairs	**Olle Lindqwister**
Logistics	**Ragnar Thulin**
Planning & Control	**Björn Olhans**
Corporate Purchasing	**Urban Svensson** from 1 March 2000
Research & Development	**Stina Blombäck**
Risk Management	**Per Sjölander**
Technology & Environment	**Anders Snell**

OPTION PROGRAMME

25 senior executives at AssiDomän have acquired a total of 284,000 call options in AssiDomän AB. Under the terms of this offer the executives concerned have acquired a package consisting of two different call options.

The exercise price for the call options that expire on 8 March 2002 amounts to SEK 161.75. For call options that expire on 8 March 2005, the exercise price is SEK 179.25.

BOARD OF DIRECTORS AND AUDITORS



Bernt Magnusson



Carl Wilhelm Ros





Gunnel Duveblad

Björn Björnsson





Per Tegnér

Lars-Åke Helgesson

Hans Carlsson

MEMBERS OF THE BOARD

Bernt Magnusson, born 1941.
Ph.D.Pol.Sc.
Chairman of AssiDomän's Board since 1999.
Chairman of Swedish Match AB.
Vice Chairman of Avesta Sheffield AB and Net Insight AB. Member of the Boards of Volvo Car Corporation, MeritaNordbanken, Abp, the Federation of Swedish Industries, Emtunga International, Höganäs AB and Burmah Castrol Plc, among others.
Adviser to the European Bank for Reconstruction and Development.
Family shareholding in AssiDomän: 7,280.

Björn Björnsson, born 1946.
M.Pol.Sc.
Member of AssiDomän's Board since 1999. Financial consultant. Member of the Boards of Fastighets AB Tornet and B & N Nordsjöfrakt AB, among others.
Family shareholding in AssiDomän: 2,000.

Hans Carlsson, born 1932.
Member of AssiDomän's Board since 1993. President of ASSI AB 1983–1993. Member of the Board of ASSI 1977–1993. Member of the Board of the Swedish National Forest Service 1983–1992. Member of the Boards of Tumba AB and SIAR.
Family shareholding in AssiDomän: 390.

Gunnel Duveblad, born 1955.
Member of AssiDomän's Board since 1999.
Responsible in Europe for IBM's services in applications management and maintenance and member of company management of IBM Svenska AB.
Member of the Board of Skandiabanken.
Family shareholding in AssiDomän: 1,300.

Lars-Åke Helgesson, born 1941.
MBA, Stanford Business School.
Member of AssiDomän's Board since 1999.
Chairman of Ballingslöv Holding, Generic Systems, Gothenburg Research Institute at the Gothenburg School of Economics, Invekta Green, Styrelse-Akademien, Svenska Hus, TFK Association for Transport Research, TPS Termiska Processer and Translink.
Member of the Boards of Stena Line and IVA the Academy of Engineering Sciences and Forum 2000.
Family shareholding in AssiDomän: 1,300.

Roland N Johanson, born 1943.
Member of AssiDomän's Board since 1993.
Member of the Board of the Swedish National Forest Service 1985–1992. Employee representative (the Swedish Union of Forest Workers, SSAF).
Member of the Board of SSAF.
Family shareholding in AssiDomän: 260.

Roland A Johansson, born 1947.
Member of AssiDomän's Board since 1998. Employee representative (SIF). SIF Chairman, AssiDomän Kraftliner.
Family shareholding in AssiDomän: 65.

Gunnar Palme, born 1954.
LL.B.
Member of AssiDomän's Board since 1999.
President and Chief Executive Officer.
Family shareholding in AssiDomän: 3,500.

Lars-Olof Pettersson, born 1952.
Member of AssiDomän's Board 1993–30 June 1995, deputy member 1 July 1995–31 December 1998. Member from 1 January 1999. Deputy member of the Board of ASSI 1988–1991, member 1991–1993. Chairman of AB Pite Energi. Chairman of the Swedish Paper Workers Union, branch 37. Chairman of the City Council and Member of the City Executive Board, Piteå.
Family shareholding in AssiDomän: 130.

Carl Wilhelm Ros, born 1941.
Ph.D.Pol.Sc.
Member of AssiDomän's Board since 1999.
Chairman of Atle, Framfab and VLT AB.
Member of the Boards of NCC AB, LKAB, SEB and ProfilGruppen.
Family shareholding in AssiDomän: 1,300.

Per Tegnér, born 1944.
MBA
Director General of the Swedish National Space Board.
Member of AssiDomän's Board since 1994.
Chairman of TTA Technotransfer AB. Member of the Board of Svenska Rymdaktiebolaget.
Family shareholding in AssiDomän: 500.

DEPUTY MEMBERS

Torbjörn Eriksson, born 1959.
Deputy Member of AssiDomän's Board since 1999.
Employee representative (the Swedish Paper Workers Union).
Family shareholding in AssiDomän: 0

Gösta Utterström, born 1946.
Deputy Member of AssiDomän's Board since 1993.
Employee representative (the Swedish Wood Industry Workers Union, STIAF).
Family shareholding in AssiDomän: 845.

Kenth Strandberg, born 1947.
(not present when the photographs were taken)
Deputy Member of AssiDomän's Board since 1 January 2000. Employee representative (Ledarna).
Family shareholding in AssiDomän: 0.



Roland A Johansson



Gösta Utterström



Torbjörn Eriksson



Roland N Johanson



Gunnar Palme



Lars-Olof Pettersson

AUDITORS

Stefan Holmström, born 1949.
Authorised public accountant, KPMG.
AssiDomän's auditor since 1994.
Family shareholding in AssiDomän: 0.

Thomas Jansson, born 1950.
Authorised public accountant, KPMG.
AssiDomän's auditor since 1993.
Family shareholding in AssiDomän: 0.

DEPUTY AUDITORS

Anders Holm, born 1945.
Authorised public accountant, KPMG.
AssiDomän's deputy auditor since 1994.
Family shareholding in AssiDomän: 0.

Owe Wallinder, born 1949.
Authorised public accountant, KPMG.
AssiDomän's deputy auditor since 1994.
Family shareholding in AssiDomän: 0.

THE BOARD OF DIRECTORS AND ITS WORK

The Board is composed of eight members elected at the Annual General Meeting and three members, with three deputies for them, elected by the employees. The President is a member of the Board. Other employees participate in the Board's meetings to present reports or in an administrative capacity.

The Board has adopted rules of procedure with instructions regarding the division of duties between the Board and the President and instructions for financial reporting.

During the 1998 financial year, the Board had seven minuted meetings, which followed an agenda decided in advance. In addition, extraordinary Board meetings were held when required. In 1999, 18 meetings were held.

The Chairman of the Board follows operations and development and makes sure that Board members regularly receive the information they require to be able to follow the company's and the Group's position, financial planning and development.

The Chairman confers with the President when strategic issues arise and represents the company with regard to ownership issues.

The Chairman of the Board is also responsible for ensuring that the Board fulfils its obligations under the Swedish Companies Act.

The Board exercises supervision to ensure that the President carries out his duties.

The Board is responsible for ensuring that the Company's organisation is suitable for its purpose. The Board therefore regularly evaluates the company's routines, guidelines and management and investment of the company's funds.

The Board decides the budget and strategic plan for the company and the Group and monitors the development of operations against budget and strategic plan.

President

The President leads operations within the framework laid down by the Board. The President produces the information and basis for decision required ahead of Board meetings and submits reports and thereby puts forward motivated proposals for decision.

Every month the President provides the Board with the information it needs to follow the company's and the Group's position, liquidity and development. In addition, the President keeps the Chairman of the Board informed about the company's operations on an ongoing basis.

Other

Ahead of every annual general meeting the principal owner and the Chairman consult with the company's major shareholders regarding proposals for election of Board members and auditors as well as fees to Board members and auditors.

The company formed a Compensation Committee during the year which decides on salaries and other conditions of employment, pension benefits and bonus system for the President and a defined group of senior executives in the company.

The chairman of the committee is Bernt Magnusson. Other members are Lars-Åke Helgesson, Carl Wilhelm Ros and Per Tegnér.

GLOSSARY

Aerated lagoon. Biological cleaning method that reduces the COD and AOX content of effluent.

Aerobic cleaning. Biological cleaning method involving the addition of oxygen.

AOX. Adsorbable organic halides. Collective term for the quantity of chlorine bound in organic compounds. It is formed during bleaching of pulp with chlorinated chemicals, but is also formed naturally.

Ash restoration. Returning to the forest the nutrient-rich ash from wood burnt in the biofuel boiler. This maintains a long-term cycle of nutrient substances.

Bark-steam boiler. A boiler that mainly burns bark and other biofuels to produce steam.

Biodiversity. Diversity of plant and animal life in all environments and ecological processes of which they are a part. Includes diversity within species, between species and of ecosystems.

Biofuels. Renewable fuels originating from the plant kingdom, such as from wood, including liquors, bark and tall oil.

Biogenic. Produced by living organisms.

Biological cleaning. Cleaning wastewater in a lagoon using active micro-organisms.

Black liquor. The organic material released during pulp manufacture (see soda recovery boiler).

Bleaching. Chemical process used to produce a bright (white) and durable pulp. Examples of bleaching agents are chlorine dioxide, oxygen and hydrogen peroxide.

Buyers' Group. Network of companies whose members undertake to trade with forest products from responsibly cultivated forests and to support independent certification systems such as FSC.

Carbon dioxide (CO_2). Gaseous substance formed when burning biofuels (biogenic CO_2) and fossil fuels (fossil CO_2).

Chain of Custody. Certification of routines for handling FSC-raw material so that the origins of the timber can be guaranteed throughout the entire production chain.

COD (Chemical Oyxgen Demand). A measure of the amount of oxygen needed for complete oxidation of organic matter in water.

Conversion. The final production stage for products made from paper or board. It includes the entire process from printing to finished packaging.

Corrugated board. Corrugated board is manufactured by laminating two flat layers of paper (liner) with a rippled layer (fluting) in the middle.

Digester house. Unit in pulp mill where cooking of sulphate pulp takes place.

ECF bleaching (Elementary Chlorine Free). A method where pulp is bleached using chlorine dioxide instead of chlorine gas.

EMAS (Eco-Management and Audit Scheme). Voluntary registration scheme under the EU's environmental management and environmental audit regulation.

Environmental management system. A system used by industry and organisations to create environmental awareness and integrate environmental issues with regular activities.

Fluting. The rippled middle layer in corrugated board, produced from either new or recycled fibre.

Fossil fuels. Fuels based on organic carbon and hydrogen compounds deposited in sediments or rock deposits – mainly coal, oil and fossil gas.

FSC (Forest Stewardship Council). International organisation that works to achieve socially beneficial, environmentally appropriate and economically viable forest management.

Grammage. The weight of a paper per unit of area. Measured in grams per square metre (g/m²).

Hardwood. Wood from deciduous broad-leaved trees, normally birch. Has shorter fibres than softwood.

Hydrogen sulphide. Poisonous gas with a disagreeable smell formed during combustion when hydrogen is included in the process. It is formed when there is insufficient oxygen.

IPPC (Integrated Pollution Prevention and Control). EU directive on integrated, individual testing and control of large industrial companies.

ISO 14001. The International Organisation for Standardisation's standard for building up an environmental management system.

Key biotope. Area that contains or can be expected to contain species that are endangered, rare or require special consideration.

Kraftliner. High-strength liner, mainly produced from softwood sulphate pulp.

Leachate. The water that leaches out from a landfill site/dump. Leachate may be contaminated and is therefore often conducted via a drainage system to a treatment plant.

Life Cycle Assessment (LCA). An LCA is a method for systematically describing and evaluating the total environmental impact of a product "from cradle to grave", i.e. from raw material to recycling/reuse and waste.

Lignin. Wood substance that makes up about 30% of the total wood content. Lignin is extracted in the cooking process in pulpmaking and is burned together with dissolved carbohydrates (black liquor) as biofuel in the soda recovery boiler for energy extraction.

Lime sludge reburning kiln. Important part of sulphate pulp mill's chemical recovery system. Lime sludge (calcium carbonate) is burnt in this kiln to produce lime. Malodorous gases can also be burnt in the kiln.

Liner. The flat surface layer of corrugated board.

Market pulp. Pulp that is sold before further processing.

MG paper. Machine glazed paper. Drying while it is fixed on a flat cylinder makes the paper glossy on one side.

Nitrogen (N). A chemical element naturally present in wood. Discharges of nitrogen to water can cause nutrient enrichment, leading to luxuriant plant growth and subsequent oxygen deficiency when the plants decompose – a process called eutrophication.

Nitrogen oxides (NO_x). A group of gases composed of nitrogen and oxygen which are formed during combustion. In damp air, nitrogen oxides are converted to nitric acid, which causes acid precipitation.

Particulates. Ash particles (dust) formed by incineration.

PCB. Stable organic compounds. Has been used in industry as an additive to oils in electrical equipment and as a softener in plastics.

Phosphorus (P). A chemical element naturally present in wood. Discharges to water can cause nutrient enrichment, leading to luxuriant plant growth and subsequent oxygen deficiency when the plants decompose – a process called eutrophication.

Photosynthesis. The process by which green plants bind carbohydrates with the aid of solar energy, carbon dioxide and water.

Producer responsibility. Means that a person engaged commercially in the manufacture, import or sale of a product or packaging must ensure that end-of-life products or packaging are collected and reused or recycled.

Productive forest. Forest land which produces an average of at least 1 m³ of wood per hectare and year over a 100-year growing period.

Pulp washing. Washing pulp to make it as pure as possible.

Receiving waters or air. The part of a plant's immediate surroundings that receives emissions.

Recycled fibre. Fibre material that has previously been used in a paper or board product.

Releaseliner. Specially coated paper, often with several coats. Used as backing paper for self-adhesive materials.

Sack paper. Paper with high strength properties used for the production of sacks. Made from sulphate pulp.

Scrubber. Device for purification of flue gases.

Semi-chemical pulp. Pulp where the fibres are released through a combination of chemical and mechanical processing (beating).

Sheet plant. Plant that manufactures packages from sheets of corrugated board.

Site. An area of forest that provides a uniform habitat for plants. Characterised by a certain climate and uniform soil properties, plus a uniform plant and animal life.

Soda recovery boiler. A steam boiler with a chemical reactor at the bottom. the organic matter in the black liquor (wood residues) is burnt at a very high temperature. Steam is generated while the inorganic material forms a melt at the bottom of the boiler from which cooking chemicals are recovered.

Softwood. The wood of pine, spruce and other conifers. Has longer and stronger fibres than hardwood.

Standing timber. Timber that is sold while still growing and where the volume of the wood is determined beforehand.

Sulphate pulp. Chemical pulp produced by cooking wood at a high pressure and temperature in a sulphate liquor, known as white liquor (sodium hydroxide and sodium sulphide). Sulphate pulp is also known as kraft pulp.

Sulphur dioxide (SO_2). A gas consisting of sulphur and oxygen formed during combustion of sulphur-containing fuels such as liquor and oil. On contact with damp air, sulphur dioxide is converted into sulphuric acid which causes acid precipitation.

Suspended solids (SS). Substances suspended in water consisting of fibres and other particles that can be separated with a filter.

Swedish Threatened Species Unit. Organisation whose task is to collect, evaluate and store information about endangered and rare plants and animals in Sweden.

Tall oil. Extracted from black liquor and used as a raw material in the manufacture of soap and paint but can also be used as fuel in a lime sludge reburning kiln instead of oil.

TCF bleaching. Totally Chlorine Free. Bleaching of pulp without using any chlorine compounds.

Testliner. Liner mainly produced from recycled fibre.

Wood room. The section of a pulp mill where the incoming logs are debarked and chipped prior to cooking.

ADDRESSES AND MAP

AssiDomän AB

SE-105 22 STOCKHOLM
Office:
Pipers väg 2,
Bergshamra
Telephone: +46 8 655 90 00
Fax: +46 8 655 94 01
E-mail: mailbox@asdo.se
www.asdo.se

Corporate Communications
Telephone: +46 8 655 91 05
Fax: +46 8 655 94 14
E-mail: info@asdo.se

Investor Relations/ Shareholder Service
Telephone: +46 8 655 92 78
Fax: +46 8 655 94 06
E-mail: ir@asdo.se

Corporate Technology & Environment
Telephone: +46 8 655 91 73, 655 91 74, 655 91 54, 655 92 70
Fax: +46 8 655 94 21
E-mail: environ@asdo.se

AssiDomän's business units

The following business units have their head offices in Bergshamra:

Containerboard
Fax: +46 8 655 94 37

Sacks & Kraft Products
Fax: +46 8 655 94 38

Barrier Coating
Fax: +46 8 655 94 19

Wood Products
Fax: +46 8 655 94 25

Timber
Fax: +46 8 655 94 25

Forestry
Fax: +46 8 655 94 30

Canary Islands
Forest holdings
Sawmills and wood processing
Pulp and paper mills
Corrugated board companies
Sack plants
Barrier-coating plants
Other
Sale in progress

Corrugated
Industriestraße 1
CH-4313 Möhlin, Switzerland
Telephone: +41 61 855 61 61
Fax: +41 61 855 62 62

Cartonboard
SE-718 80 Frövi
Office: Frövifors, Sweden
Telephone: +46 581 370 00
Fax: +46 581 300 01

Wood Supply
Box 404
SE-701 48 Örebro
Office: Bruksgatan 14
Telephone: +46 19 19 50 00
Fax: +46 19 19 50 25

Production: AssiDomän Corporate Communications and Corporate Technology & Environment in co-operation with Askus K-W.
Photography: Victor Brott, Kenneth Bengtsson/Naturbild, Herman Sundkvist and others. Repro and printing, Tryckhus 2 i Stockholm, 2000.


WWF

AssiDomän is a partner of the
LIVING PLANET℠ Campaign.

AssiDomän AB (publ.)
SE-105 22 Stockholm
Reg. no. 556016-9020
Telephone: +46 8 655 90 00
Fax: +46 8 655 94 01
E-mail: mailbox@asdo.se
Internet: www.asdo.se


AssiDomän


ORAENSO
what paper can do

Interim Review January–September 2001

Earnings per share excluding non-recurring items were EUR 0.23 for the quarter; previous quarter EUR 0.18. The improvement was mainly due to lower financial costs.

Sales were EUR 3 200.5 million, EUR 187.9 million less than in the previous quarter.

Operating profit excluding non-recurring items was EUR 339.0 million; previous quarter EUR 346.4 million.

Profit before tax and minority interests excluding non-recurring items was EUR 287.6 million; previous quarter EUR 248.3 million.

Cash flow from operations was EUR 690.4 million; previous quarter EUR 648.3 million.

Strong balance sheet: debt/equity ratio 0.55

Key Ratios	III/00	IV/00	2000	I/01	II/01	III/01
Earnings per share (basic), EUR	0.36	0.19	1.77	0.31	0.17	0.24
Earnings per share excl. non-recurring items, EUR	0.37	0.28	1.32	0.31	0.18	0.23
Cash earnings per share (CEPS), EUR	0.66	0.62	3.16	0.65	0.53	0.59
CEPS excl. non-recurring items, EUR	0.67	0.61	2.61	0.65	0.54	0.58
Return on capital employed (ROCE), %	20.7	9.3	20.7	15.2	9.7	10.3
ROCE excl. non-recurring items, %	21.6	12.4	16.8	15.2	9.9	9.8
Return on equity (ROE), %	18.1	8.0	19.5	16.1	7.2	9.7
Debt/equity ratio	0.65	0.59	0.59	0.59	0.62	0.55
Equity per share, EUR	9.5	9.4	9.4	9.3	9.6	9.6
Equity ratio, %	39.6	40.9	40.9	39.9	41.0	42.5
Operating profit, % of sales	16.4	9.0	18.2	14.4	9.9	11.2
Operating profit excl. non-recurring items, % of sales	17.1	12.0	14.8	14.4	10.2	10.6
Capital expenditure, EUR million	207	266	769	176	215	182
Capital expenditure, % of sales	6.4	7.2	5.9	4.8	6.4	5.7
Capital employed, EUR million	14 644	13 903	13 903	13 611	14 245	13 556
Interest-bearing net liabilities, EUR million	5 759	5 183	5 183	5 040	5 450	4 799
Average number of employees	42 978	43 975	41 785	42 570	45 222	44 754
Average number of shares (million)						
- periodic	812.1	914.7	812.0	906.2	903.2	901.1
- cumulative	777.5	812.0	812.0	906.2	904.7	903.5
- cumulative, diluted	778.7	813.5	813.5	908.5	906.7	905.8

January - September results

Excluding non-recurring items, earnings per share for July to September were EUR 0.23 (EUR 0.18) and cash earnings per share were EUR 0.58 (EUR 0.54).

A non-recurring item in the third quarter was the capital gain of EUR 18.0 million from the sale of the Düsseldorf office building in Germany.

Stora Enso curtailed production of paper and board by 706 000 tonnes in the third quarter, including 507 000 tonnes due to weak demand (342 000 tonnes in the second quarter). The remainder was mainly due to stoppages for rebuilds at the Imatra, Uetersen and Oulu mills.

Paper and board deliveries totalled 3 145 000 tonnes, which is 31 000 tonnes less than the previous quarter's 3 176 000 tonnes. Paper and board inventories were unchanged. Deliveries of timber products totalled 1 082 000 m^3, compared with the previous quarter's 1 276 000 m^3.

EUR million	Jan.-Dec. 2000	Jan.-Sep. 2000	Jan.-Sep. 2001	Apr.-Jun. 2001	Jul.-Sep. 2001
Sales	13 017.0	9 339.0	10 225.9	3 388.4	3 200.5
EBITDA[1)2)]	2 970.2	2 221.3	2 153.3	670.3	657.2
Operating profit[2)]	1 925.6	1 484.9	1 208.4	346.4	339.0
Operating margin[2)], %	14.8	15.9	11.8	10.2	10.6
Operating profit	2 371.3	2 040.7	1 216.8	336.8	357.0
Profit before tax and minority interests[2)]	1 653.3	1 293.1	965.4	248.3	287.6
Profit before tax and minority interests	2 099.0	1 848.9	973.8	238.7	305.6
Profit for the period	1 435.0	1 259.2	651.8	154.8	213.7
EPS[2)], Basic, EUR	1.32	1.05	0.72	0.18	0.23
EPS, Basic, EUR	1.77	1.62	0.72	0.17	0.24
Cash EPS[2)], EUR	2.61	2.00	1.76	0.54	0.58
ROCE[2)], %	16.8	18.6	11.7	9.9	9.8

[1)] EBITDA = Earnings before interest, taxes, depreciation and amortization
[2)] Excluding non-recurring items

Third quarter results
(compared with the second quarter 2001)
Sales for the quarter at EUR 3 200.5 million were EUR 187.9 million less than the previous quarter's EUR 3 388.4 million. The sales decrease was attributable to lower volumes in newsprint, fine paper, packaging boards and sawn timber. The weakening of the US dollar and British pound reduced sales by EUR 20 million.

The operating profit excluding non-recurring items for the third quarter was EUR 339.0 million (EUR 346.4 million), which is 2.1% less than in the previous quarter and 10.6% of sales. The operating profit declined mainly because lower prices and sales volumes outweighed the benefits of cost reductions due largely to the weaker average exchange rates of Swedish krona and the US dollar. A non-recurring item entered in the period was the EUR 18.0 million capital gain from the sale of the Düsseldorf office building in Germany.

The share of results of associated companies amounted to EUR 16.3 million (EUR 23.3 million), of which EUR 0.1 million was from Sunila Oy and EUR 13.5 million from Billerud AB. This contributed EUR 0.01 to earnings per share.

Net financial items were EUR 67.7 million (EUR 121.4 million), EUR 0.05 per share. Financial items benefited from EUR 24 million of profits on financial derivatives related to cash flow hedging. Since the beginning of July the Group has applied hedge accounting for its cash flow hedges in accordance with IAS 39. Net interest expenses were EUR 82.7 million (EUR 84.4 million), which is 5.7% p.a. of interest-bearing net liabilities.

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 287.6 million (EUR 248.3 million). Taxes totalled EUR 93.9 million (EUR 82.2 million), equivalent to a tax rate of 30.7% (34.4%). Taxes reduced earnings per share by EUR 0.10. The minority interest in profits was EUR 2.0 million (EUR -1.7 million), and the profit for the period was EUR 213.7 million (EUR 154.8 million).

The return on capital employed excluding non-recurring items was 9.8% (9.9%). Capital employed was EUR 13 555.6 million at the end of the period, a net decrease of EUR 689.5 million, mainly due to currency effects. The working capital decreased to EUR 1 452.5 million for the same reason.

January – September results
(compared with the same period in 2000)
Sales increased by EUR 886.9 million to EUR 10 225.9 million, principally because of EUR 1 297.1 million (USD 1 153.9 million) following the acquisition of Consolidated Papers. The first nine months of 2000 included sales of EUR 242.0 million from the Gruvön mill.

The operating profit excluding non-recurring items decreased by EUR 276.5 million or 18.6%. Newsprint reported increased profits, but all the other product areas reported similar or lower profits.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 327.7 million to EUR 965.4 million. Changes in the US dollar exchange rate are estimated to have increased the operating profit by EUR 25 million.

Excluding non-recurring items earnings per share were EUR 0.72 (EUR 1.05) and the return on capital employed 11.7% (18.6%).

Capital structure, EUR million	31 Dec. 2000	30 Sep. 2000	30 Jun. 2001	30 Sep.2001
Fixed assets	15 280.6	15 956.9	15 233.8	14 472.6
Working capital	1 276.3	1 283.7	1 535.1	1 452.5
Operating capital	16 556.9	17 240.6	16 768.9	15 925.1
Net tax liabilities	-2 654.0	-2 798.7	-2 523.8	-2 369.5
Capital employed	13 902.9	14 441.9	14 245.1	13 555.6
Shareholders' equity	8 570.8	8 735.8	8 655.0	8 631.8
Minority interests	149.4	150.0	140.3	124.8
Interest-bearing net liabilities	5 182.7	5 556.1	5 449.8	4 799.0
Financing total	13 902.9	14 441.9	14 245.1	13 555.6

Financing

The cash flow from operations in the third quarter was EUR 690.4 million (EUR 648.3 million in the second quarter). The cash flow in the first nine months was EUR 1 935.7 million. The operating cash flow (cash flow from operations less investing activities) amounted to EUR 495.1 million (EUR 432.0 million in the second quarter). At the end of the period interest-bearing net liabilities were EUR 4 799.0 million, down EUR 650.8 million compared with the end of June 2001, mainly *due to currency effects and strong cash flow.* The decrease in interest-bearing net liabilities was EUR 383.7 million from the beginning of the year. Unutilized credit facilities totalled EUR 2.7 billion at the end of the period.

The debt/equity ratio at the end of period was 0.55 (0.62 at the end of June 2001 and 0.59 at the end of 2000). Equity per share was EUR 9.6 (EUR 9.6 at the end of June 2001 and EUR 9.4 at the end of 2000).

Change in interest-bearing net liabilities 1 Jul. - 30 Sep. 2001

EUR million	Group cash flow	Translation difference	Impact on the balance sheet
Operating profit	357.0		357.0
Depreciation	294.3		294.3
Change in working capital	39.1	43.6	82.7
Cash flow from operations	690.4	43.6	734.0
Capital expenditure	-181.8		-181.8
Acquisitions	-17.7		-17.7
Disposals	29.0		29.0
Other change in fixed assets	-24.8	662.2	637.4
Operating cash flow	495.1	705.8	1 200.9
Net financing items (incl. associated companies)	-51.4		-51.4
Taxes paid	-129.3	-118.8	-248.1
Share issue	4.0		4.0
Dividends	-		-
Repurchase of own shares	-70.5		-70.5
Other change in shareholders' equity and minority interests	21.4	-205.5	-184.1
Change in net interest-bearing net liabilities	269.3	381.5	650.8

Capital expenditure
Capital expenditure in the first nine months totalled EUR 573 million, which is in line with the Group's policy of not exceeding the annual level of depreciation. Capital expenditure in the third quarter totalled EUR 181.8 million. The main investments during the quarter were EUR 29 million in the new pulp line at Imatra, Finland, which came on stream on 2 April, EUR 10 million in rebuilding fine paper machine no. 6 at Oulu, Finland and EUR 6 million in rebuilding laminating paper machine no. 1 at Kotka, Finland.

Investments approved during the period include a EUR 500 million asset improvement programme at the Langerbrugge mill, Belgium, including the already announced newsprint production line, a biofuel power plant and rebuilding of paper machine no. 3 and shutting down of paper machine no. 2 at Langerbrugge and no. 1 at Summa, Finland. The new newsprint line is expected to begin production in the first half of 2003.

Dow Jones Sustainability Index
Stora Enso has been selected for the third time for inclusion in the Dow Jones Sustainability Index, which tracks the performance of the leading sustainability-driven companies worldwide. Stora Enso has also been included in the new DJSI Stoxx European Sustainability Indexes based on economic, ecological and social sustainability.

Repurchase of Stora Enso shares
Stora Enso began repurchasing its own shares on 28 March 2001. By 4 October 2001 the Company had purchased 755 400 A shares and 9 307 100 R shares at a total cost of EUR 116 million, the average price paid for the A shares being EUR 11.98 and for the R shares EUR 11.49. By 4 October 26% of the maximum number of R shares permitted to be acquired had been purchased.

Issues outstanding with competition authorities
The Company has given its reply to a statement of objection from the European Commission in autumn 1999 related to newsprint producers' operations from 1989 to 1995. The Company is still waiting for the EU's response. No provision has been made in this respect.

Conversion of shares
The conversion period for the Company's series A shares (17-28 September) resulted in 4 524 conversions, in which 9 312 271 series A shares were converted into series R shares. The shares were recorded in the Finnish trade register on 4 October and trading in the new R shares started on 5 October.

Events after the period

Subscriptions
In total 208 287 new R shares were subscribed under the Stora Enso North America option programme for personnel between 1 June and 31 August 2001, and in October 30 000 new R shares were subscribed under the Stora Enso option programme for management (1997). The shares were recorded in the Finnish trade register on 17 October and trading started on 18 October 2001.

Stora Enso to use repurchased shares for Stora Enso North America option programme
The Board of Directors decided to amend the terms of the Stora Enso North America option programme for personnel to simplify administration of the option programme and speed up delivery of shares to option holders.

As of 1 November 2001, no new series R shares will be issued under the terms of the option programme. Instead, a maximum of 4 000 000 of the repurchased series R shares will be reserved for distribution through the Stora Enso North America option programme. This decision concerning disposal of repurchased shares complies with authorization granted by the Annual General Meeting 2001.

Reorganization within Packaging Boards
On 8 October Stora Enso announced that it will form effective from 1 January 2002 a Specialty Papers Business Group within Packaging Boards. It will consist of the Stevens Point mill (USA), the Uetersen paper machine no. 1 (Germany) and the Imatra paper machine no. 6 (Finland). In addition, it will market the specialty papers of the Kimberly mill paper machine no. 95 (USA). Its products include flexible packaging, technical papers and label papers. The annual production capacity will be approximately 330 000 tonnes and comprise 10% of Packaging Boards' sales. Specialty papers had previously been part of Fine Paper.

Stora Enso Timber
Stora Enso's Board at its meeting on 16 August 2001 approved the purchase of the remaining 26.5% minority holding in Stora Enso Timber owned by SPB Beteiligungsverwaltung GmbH of Austria. The minority holding was purchased on 8 October.

As a result of the purchase, Timber products has become a core product area together with publication papers, fine paper and packaging boards.

Billerud
On 10 October Stora Enso agreed to sell 40% of its shareholding in Billerud AB (20% of the company) to AssiDomän AB in accordance with an option agreement made last autumn. Billerud's shares are expected to be listed on the Stockholm Stock Exchange on 20 November 2001. Stora Enso will have a 30% shareholding in Billerud following this transaction. The intention is to reduce the holding further.

Shareholding in Suzhou mill in China
On 12 October Stora Enso announced that it had acquired Purple Charta Investments' 20% shareholding in Stora Enso Suzhou Paper Co. Following this acquisition, Stora Enso owns 80.87% of Stora Enso Suzhou Paper Co, and the local Suzhou Hua Sheng Paper Mill and Suzhou Handicraft Industry Cooperative the remaining 19.13%. Stora Enso Suzhou Paper Co consists of the Suzhou mill near Shanghai and a sales network with six offices covering all the main markets in China.

Market outlook
Low demand and weakening prices are evident in the USA and Europe. However, the weakening of pulp prices has halted and the first price increases have been announced. Some seasonal strength is apparent in coated magazine paper and fine paper but it is not expected to be sustainable until economic and political confidence is restored and the forthcoming new capacity has been absorbed by the markets. European demand for SC paper and uncoated fine paper should stay healthy despite the general weakening of these markets. Newsprint demand is expected to remain weak in Europe and North America. In packaging boards no clear improvement is anticipated before spring 2002. Demand for timber products is also expected to remain weak.

Market uncertainty has increased and the outlook is being affected by world events. Stora Enso will continue to adjust its capacity to market demand. The full year financial results will depend very much on prices, Stora Enso's internal efficiency and cost awareness. Continuing weakness in the markets combined with seasonal curtailments and planned downtime for rebuilds will affect the fourth quarter earnings per share.

This report is unaudited.

Helsinki, 25 October 2001
Stora Enso Oyj, Board of Directors

PRODUCT AREAS

All figures in this section are excluding goodwill.

Magazine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	Change II/III %
Sales	2 818.8	562.5	590.0	729.1	937.2	910.2	847.6	831.7	-1.9
Operating profit	399.4	91.6	91.4	138.6	77.8	113.6	72.3	83.9	16.1
% of sales	14.2	16.3	15.5	19.0	8.3	12.5	8.5	10.1	
ROOC, %*	15.5	17.1	17.1	22.9	8.6	12.7	8.0	9.6	
Deliveries, 1000 t	3 269	676	707	838	1 048	994	920	967	5.1

* ROOC = 100% x Operating profit/Operating capital

Sales were EUR 831.7 million, 1.9% down on the second quarter. The operating profit increased by 16.1% mainly owing to improved margins due to lower costs. Market-related downtime amounted to 110 000 tonnes in Europe and 70 000 tonnes in North America.

Slowing economies, falling consumer confidence and lower advertising expenditures have further weakened demand for coated magazine paper in Europe and North America. In North America the market situation is weak and prices have deteriorated significantly. In Europe prices have been reasonably stable, although deliveries have declined. Switches to SC grades have weakened the coated magazine paper market, but SC paper demand and prices have remained stable.

Mill and paper machine downtime taken owing to lower demand in Europe and North America has kept increases in producers' inventories to acceptable levels. Customers' inventories are reported to be low.

Weakening of the market despite the autumn catalogue season and forthcoming new LWC and WFC capacity additions in Europe may increase pressure on magazine paper prices.

Newsprint

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	Change II/III %
Sales	1 766.7	416.0	417.0	449.6	484.1	501.7	490.7	471.9	-3.8
Operating profit	268.3	62.6	43.2	80.8	81.7	134.1	125.6	128.7	2.5
% of sales	15.2	15.0	10.4	18.0	16.9	26.7	25.6	27.3	
ROOC, %*	19.9	18.1	12.7	24.1	25.2	43.0	41.2	43.3	
Deliveries, 1000 t	3 134	759	747	789	840	780	755	740	-2.0

* ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 471.9 million, 3.8% less than in the second quarter. The operating profit increased by 2.5%, thanks to good efficiency and the weaker Swedish krona. However, the Group had to take 42 000 tonnes of downtime to compensate for a slowdown in orders.

The depressed advertising market has reduced newsprint demand worldwide. In Europe prices have remained stable, but in North America and Asia prices have continued to deteriorate.

Producers' inventories have increased during the year. The newsprint market is expected to remain weak.

Fine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	Change II/III %
Sales	3 473.2	758.5	768.1	883.5	1 063.1	1 021.3	904.1	838.6	-7.2
Operating profit	688.8	150.5	146.5	194.1	197.7	167.6	81.9	70.6	-13.9
% of sales	19.8	19.8	19.1	22.0	18.6	16.4	9.1	8.4	
ROOC, %*	20.3	21.4	20.9	24.5	16.6	14.9	7.5	6.7	
Deliveries, 1000 t	3 151	771	720	793	867	857	773	760	-1.7

* ROOC = 100% x Operating profit/Operating capital

Sales totalled EUR 838.6 million, which is 7.2% less than in the previous quarter. Lower sales volumes and prices reduced the operating profit by 13.9% to EUR 70.6 million. Market-related production curtailments totalled 223 000 tonnes in Europe and 26 000 tonnes in the USA.

Although the coated fine paper market remained weak, prices have been relatively stable in Europe, but US and Asian prices have deteriorated. The uncoated fine paper market has remained fairly good, at least for document printing. Despite some pressure, prices have been healthy.

Customers' inventories are reported to be low.

Although demand for coated fine paper was increased due to the catalogue season, the market is expected to remain weak for the rest of the year. The Oulu and Uetersen mills will be temporarily shut down for rebuilds for a total of 3-4 weeks during October and November. Uncoated fine paper demand is expected to stay healthy.

Packaging boards

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	Change II/III %
Sales	2 975.0	719.2	746.9	753.0	755.9	701.9 **	704.2	672.8	-4.5
Operating profit	441.3	115.7	91.2	130.5	103.9	115.1	90.2	97.5	8.1
% of sales	14.8	16.1	12.2	17.3	13.7	16.4	12.8	14.5	
ROOC, %*	15.4	16.4	12.7	18.0	14.5	17.5	13.8	14.6	
Deliveries, 1000 t	3 417	876	855	848	838	706	728	678	-6.9

* ROOC = 100% x Operating profit/Operating capital
** The first quarter sales figures have been adjusted by EUR 50.1 million against Group eliminations.

Sales were EUR 672.8 million. The operating profit increased by EUR 7.3 million to EUR 97.5 million. Production curtailments due to weak demand amounted to 36 000 tonnes.

Market conditions were generally quite difficult, but thanks to the still quite strong US dollar, euro prices for most products were stable. Although the demand for cartonboards started to improve in September, the operating rates of the board machines and pulp mills were unsatisfactory during the quarter.

Demand for corrugated packaging continued to grow in Russia and the Baltic States. The Finnish and Swedish markets remained weak.

The market for laminating papers and cores remained good, but the market for containerboards and coreboards was still difficult.

No clear improvement is expected before spring 2002. Results for the last quarter of 2001 will be depressed by investment and maintenance stoppages.

PRODUCT AREAS

Timber products

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	III/01	Change II/III %
Sales	1 242.1	298.1	334.8	293.7	315.5	307.3	311.8	266.2	-14.6
Operating profit	73.3	23.8	21.7	16.5	11.3	5.6	7.9	2.5	-68.5
% of sales	5.9	8.0	6.5	5.6	3.6	1.8	2.5	0.9	
ROOC, %*	18.6	24.6	22.1	16.5	11.5	5.7	7.7	2.4	
Deliveries, 1000 m³	4 880	1 159	1 290	1 120	1 312	1 242	1 276	1 082	-15.2

* ROOC = 100% x Operating profit/Operating capital

Sales were EUR 266.2 million, down 14.6% on the previous quarter. The operating profit was EUR 2.5 million, down 68.5%.

The overall market situation remained poor. Worldwide, consumption of wood products and construction activity are slowing in line with general economic trends. In Europe the sawn timber market suffered from oversupply. Demand in the USA was quite good until September, but since then it has started to decline. In other markets, especially Japan, consumption has taken a clear downward turn.

Inventories were high in the Nordic and Central European units.

Continued economic uncertainty will depress the construction industry and the timber products market for the remainder of the year.

Merchants

Sales were EUR 188.9 million, 10.7% down on the previous quarter. There was an operating loss of EUR 1.6 million due to the weak market. Customers' inventories are low, and demand is forecast to remain weak owing to the economic environment.

Forest

Sales decreased by 7.2% to EUR 410.3 million. The operating profit was EUR 15.9 million, down mainly because less wood was delivered from the Group's forests.

The wood supply in Finland has been exceptionally low since the beginning of September. If this continues, deliveries may become a problem for Finnish sawmills. In contrast, the Group's pulpwood inventories were further increased by low wood consumption in the industry. Wood prices, which are about 5% less than at the beginning of the year, have remained stable. In Sweden the wood market was stable with prices unchanged during the period. Lower production in the mills due to market-related downtime and maintenance stoppages has increased inventories.

Deliveries to the mills in the Nordic countries and Germany totalled 9.0 million m³ (solid under bark), which is 5% less than in the previous quarter. Imports of wood decreased by 25% to 2.4 million m³. Felling in the Group's forests at 1.1 million m³ was 10% less than in the previous quarter.

FINANCIALS

Condensed Consolidated Income Statement

EUR million	2000	Jan.–Sep. 2000	Jan.–Sep. 2001
Sales	13 017.0	9 339.0	10 225.9
Expenses and other operating income	-7 520.6	-5 157.0	-6 373.5
Personnel expenses	-1 995.7	-1 402.0	-1 690.6
Depreciation, amortization and impairment charges	-1 129.4	-739.3	-945.0
Operating profit	2 371.3	2 040.7	1 216.8
Share of results of associated companies	20.6	12.9	67.9
Net financial items	-292.9	-204.7	-310.9
Profit before tax and minority interests	2 099.0	1 848.9	973.8
Income tax expense	-650.3	-577.2	-322.1
Profit after tax	1 448.7	1 271.7	651.7
Minority interests	-13.7	-12.5	0.1
Profit for the period	1 435.0	1 259.2	651.8
Key ratios			
Basic earnings per share, EUR	1.77	1.62	0.72
Diluted earnings per share, EUR	1.76	1.61	0.72

Accounting principles

This interim report is in compliance with IAS 34 Interim Financial Reporting.

The accounting policies and methods of computation used in this interim report are the same as used in the last annual report, except that as of 1 January 2001 the Group adopted IAS 39, Financial Instruments: Recognition and Measurement, which has resulted in the following adjustments in the opening balance.

In accordance with the transitional provisions of IAS 39, Stora Enso recorded a cumulative adjustment of EUR 15.6 million net of taxes in retained earnings to recognize at fair value all derivatives that are designated as fair value hedging instruments. Stora Enso also recorded a cumulative adjustment of EUR -27.8 million in the retained earnings to recognize the difference between the carrying values and fair values of related hedged assets and liabilities.

Stora Enso recorded an adjustment of EUR 23.0 million in interest-bearing assets and an adjustment of EUR 3.2 million in interest bearing-liabilities to recognize at fair value all derivatives that are designated as cash flow hedging instruments. Stora Enso also recorded a corresponding cumulative adjustment of EUR 13.8 million net of taxes in the hedging reserve (equity) to recognize the difference between the carrying values and fair values of these derivatives.

Upon adoption of IAS 39 Stora Enso also recognized in its balance sheet other derivatives, either as assets or liabilities, and measured them at fair value. This recognition resulted in the adjustments of EUR 5.0 million in interest-bearing assets and EUR 25.2 million in interest-bearing liabilities. Stora Enso recorded a corresponding cumulative adjustment of EUR -14.3 million net of taxes in retained earnings to recognize the difference between the carrying values and fair values of these derivatives.

Stora Enso classified its investments as available-for-sale. Stora Enso measured these securities at fair value and recorded a cumulative adjustment of EUR 61.9 million net of taxes in the available-for-sale reserve (equity).

This report is unaudited.

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec. 2000	30 Sep. 2001	31 Dec. 2000	30 Sep. 2001
SEK	8.8313	9.7321	8.4416	9.1747
USD	0.9305	0.9131	0.9242	0.8961
GBP	0.6241	0.6220	0.6088	0.6222
CAD	1.3965	1.4418	1.3711	1.3781

Condensed Consolidated Cash Flow Statement (IAS)

EUR million	2000	Jan.-Sep. 2000	Jan.-Sep. 2001
Cash flow from operating activities			
Operating profit	2 371.3	2 040.7	1 216.8
Adjustments	531.9	142.7	910.8
Change in working capital	42.1	-371.4	-199.4
Change in short-term interest-bearing receivables	54.5	59.1	-379.2
Cash flow generated by operations	2 999.8	1 871.1	1 549.0
Net financial items	-285.9	-194.4	-296.3
Income taxes paid	-553.3	-312.3	-477.8
Net cash provided by operating activities	2 160.6	1 364.4	774.9
Acquisitions	-2 841.9	-2 355.5	-28.0
Proceeds from sale of fixed assets or shares	720.8	700.8	55.8
Capital expenditure	-769.3	-502.9	-572.9
Proceeds from the long-term receivables, net	-20.6	-182.1	-41.9
Net cash used in investing activities	-2 911.0	-2 339.7	-587.0
Cash flow from financing activities			
Change in long-term liabilities	2 077.8	1 755.3	-108.6
Change in short-term borrowings	-744.8	-255.6	-25.4
Dividends paid	-303.9	-303.9	-407.4
Proceeds from issuance of share capital	-	-	18.9
Purchase of own shares	-173.7	-0.8	-177.4
Other change in shareholders' equity	-2.4	-6.5	-
Net cash used in financing activities	853.0	1 188.5	-699.9
Net increase in cash and cash equivalents	102.6	213.2	-512.0
Translation differences on cash holdings	-0.4	7.3	42.6
Cash and bank at the beginning of period	642.2	642.2	744.4
Cash and cash equivalents at end of period	744.4	862.7	275.0

Capital expenditure and commitments

EUR million	2000	Jan.-Sep. 2000	Jan.-Sep. 2001
Opening net book amount	11 248.4	11 248.4	15 103.4
Acquisition of subsidiary	5 830.3	5 810.9	28.0
Additions	769.3	502.9	572.9
Disposals	-1 315.3	-1 385.9	-254.4
Depreciation, amortization, impairment and translation differences	-1 429.3	-466.2	-1 154.5
Closing net book amount	15 103.4	15 710.1	14 295.4
Borrowings			
Current	1 340.8	1 860.8	1 285.6
Non-current	5 514.7	5 703.7	5 352.8
Total	6 855.5	7 564.5	6 638.4
Opening amount, borrowings	5 769.5	6 345.0	6 855.5
Acquisition of subsidiary	1 204.9	1 442.4	-
Proceeds from (payments of) borrowings, net	76.8	-303.9	-202.1
Translation difference	-195.7	81.0	-15.0
Closing amount	6 855.5	7 564.5	6 638.4
Acquisition			
Property, plant and equipment	3 897.3	4 090.0	28.0
Borrowings	-1 204.9	-1 442.4	-
Other assets, less liabilities	-66.3	-367.8	-
Fair value of net assets	2 626.1	2 279.8	28.0
Goodwill	1 933.0	1 720.9	-
Total purchase consideration	4 559.1	4 000.7	28.0

Condensed Consolidated Balance sheet

Assets EUR million		31 Dec. 2000	30 Sep. 2000	30 Sep. 2001
Fixed assets and other long-term investments				
Property, plant and equipment, intangible assets and goodwill	O	15 103.4	15 710.1	14 295.4
Investment in other companies	O	177.2	246.8	177.1
Investment in associated companies	I	213.6	230.1	356.6
Investments	I	132.3	55.3	173.4
Non-current loan receivables	I	486.3	705.6	492.5
Deferred tax assets	T	11.7	5.9	21.2
Other non-current assets	O	254.5	76.4	244.1
		16 379.0	17 030.2	15 760.3
Current assets				
Inventories	O	1 589.5	1 628.7	1 651.2
Tax receivables	T	153.0	213.7	159.5
Short-term receivables	O	2 360.7	2 570.8	2 209.0
Current portion of loan receivables	I	96.2	154.7	541.9
Cash and cash equivalents	I	744.4	862.7	275.0
		4 943.8	5 430.6	4 836.6
Total assets		21 322.8	22 460.8	20 596.9

Shareholders' equity and liabilities EUR million		31 Dec. 2000	30 Sep. 2000	30 Sep. 2001
Shareholders' equity		8 570.8	8 735.8	8 631.8
Minority interests		149.4	150.0	124.8
Long-term liabilities				
Pension provisions	O	771.8	592.0	781.7
Deferred tax liabilities	T	2 247.5	2 404.7	2 120.6
Other provisions	O	173.4	192.1	140.1
Long-term debt	I	5 514.7	5 703.7	5 352.8
Other long-term liabilities	O	92.6	281.0	49.6
		8 800.0	9 173.5	8 444.8
Current liabilities				
Interest-bearing liabilities	I	1 340.8	1 860.8	1 285.6
Tax liabilities	T	571.2	613.6	429.6
Other current liabilities	O	1 890.6	1 927.1	1 680.3
		3 802.6	4 401.5	3 395.5
Total liabilities		12 602.6	13 575.0	11 840.3
Total shareholders' equity and liabilities		21 322.8	22 460.8	20 596.9

Items designated with "O" are included in the operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Equity Reconciliation (IAS)

EUR million	Share capital	Share issue	Share issue premium	Treasury shares	Other comprehensive income	Cumulative translation adjustment	Retained earnings	Total
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Balance at 31 Dec. 1999, as previously reported	1 277.6		379.6			12.7	4 283.3	5 953.2
Change in accounting policy with respect to forest accounting (net of deferred tax)						3.0	0.3	3.3
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Dividends paid (EUR 0.40 per share)							-303.9	-303.9
To be placed at the disposal of the Board of Directors							-1.0	-1.0
Share issue	0.4		-0.4					0.0
Share issue (Consolidated Papers)	284.5		1 432.7					1 717.2
Conversion of share capital from FIM to EUR	13.8		-13.8					0.0
Acquisition of Stora Enso Oyj shares				-173.7				-173.7
Options issued (Consolidated Papers)			25.1				0.9	26.0
Net profit for the period							1 435.0	1 435.0
Translation adjustment						-85.3		-85.3
Balance at 31 Dec. 2000	1 576.3		1 823.2	-173.7		-69.6	5 414.6	8 570.8
Effect of adopting IAS 39					75.7		-26.5	49.2
Balance at 31 Dec. 2000, restated	1 576.3		1 823.2	-173.7	75.7	-69.6	5 388.1	8 620.0
Repurchase of Stora Enso Oyj shares				-177.4				-177.4
Cancellation of Stora Enso Oyj shares	-39.4		-208.6	248.0				0.0
Dividends paid (EUR 0.45 per share)							-407.4	-407.4
Share issue	3.9	1.8	13.2					18.9
Net profit for the period							651.8	651.8
Change in other comprehensive income entries					-28.1			-28.1
Translation adjustment						-46.0		-46.0
Balance at 30 Sep. 2001	1 540.8	1.8	1 627.8	-103.1	47.6	-115.6	5 632.5	8 631.8

Other comprehensive income comprises hedging reserve of cash flow derivatives and available-for-sale reserve.

Commitments and Contingent Liabilities

EUR million	31 Dec. 2000	30 Sep. 2000	30 Sep. 2001
On own behalf			
Pledges given	38.9	71.2	18.1
Mortgages	400.8	649.0	388.6
On behalf of associated companies			
Mortgages	1.0	1.0	1.0
Guarantees	14.5	11.0	44.2
On behalf of others			
Pledges given	0.4	3.0	1.0
Guarantees	102.8	207.2	100.6
Other commitments, own			
Leasing commitments, in next 12 months	30.3	23.4	36.5
Leasing commitments, after next 12 months	106.9	89.0	214.4
Pension liabilities	2.9	4.7	2.4
Other contingencies	87.2	35.6	89.3
Total			
Pledges given	39.3	74.2	19.1
Mortgages	401.8	650.0	389.6
Guarantees	117.3	218.2	144.8
Leasing commitments	137.2	112.4	250.9
Pension liabilities	2.9	4.7	2.4
Other commitments	87.2	35.6	89.3
Total	785.7	1 095.1	896.1

Derivative Financial Instruments

EUR million	31 Dec. 2000	30 Sep. 2000	30 Sep. 2001
Fair value			
Interest rate derivatives	16.7	2.7	73.2
Foreign exchange derivatives	113.8	-19.6	85.8
Commodity derivatives	5.0	5.4	35.6
Equity swaps	-	-	-41.8
Nominal value			
Interest rate derivatives	737.5	950.1	1 777.3
Foreign exchange derivatives	4 801.9	5 236.8	8 287.8
Commodity derivatives	175.9	193.1	259.3
Equity swaps	-	-	131.0

Sales by product area

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01
Magazine	562.5	590.0	729.1	937.2	2 818.8	910.2	847.6	831.7
Newsprint	416.0	417.0	449.6	484.1	1 766.7	501.7	490.7	471.9
Fine paper	758.5	768.1	883.5	1 063.1	3 473.2	1 021.3	904.1	838.6
Packaging boards	719.2	746.9	753.0	755.9	2 975.0	701.9	704.2	672.8
Timber products	298.1	334.8	293.7	315.5	1 242.1	307.3	311.8	266.2
Merchants	225.4	221.4	212.9	230.9	890.6	231.4	211.5	188.9
Forest	508.1	452.2	426.4	490.7	1 877.4	511.5	442.3	410.3
Other	-522.8	-449.5	-494.8	-599.4	-2 066.5	-548.3	-523.8	-479.9
Continuing operations total	2 965.0	3 080.9	3 253.4	3 678.0	12 977.3	3 637.0	3 388.4	3 200.5
Divested paper units	-	-	-	-	-	-	-	-
Discontinuing operations, Energy	46.4	23.9	-	-	70.3	-	-	-
Internal sales, Energy	-19.7	-10.9	-	-	-30.6	-	-	-
Total	2 991.7	3 093.9	3 253.4	3 678.0	13 017.0	3 637.0	3 388.4	3 200.5

Adjusted operating profit by product area

(Product area figures excluding non-recurring items and goodwill amortization)

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01
Magazine	91.6	91.4	138.6	77.8	399.4	113.6	72.3	83.9
Newsprint	62.6	43.2	80.8	81.7	268.3	134.1	125.6	128.7
Fine paper	150.5	146.5	194.1	197.7	688.8	167.6	81.9	70.6
Packaging boards	115.7	91.2	130.5	103.9	441.3	115.1	90.2	97.5
Timber products	23.8	21.7	16.5	11.3	73.3	5.6	7.9	2.5
Merchants	5.0	2.4	0.5	2.0	9.9	0.2	-1.3	-1.6
Forest	28.2	34.5	23.6	29.0	115.3	25.3	26.8	15.9
Other	-4.6	-2.9	-1.7	-25.9	-35.1	-1.9	-17.7	-21.9
Continuing operations total	472.8	428.0	582.9	477.5	1 961.2	559.6	385.7	375.6
Divested paper units	-	-	-	-	-	-	-	-
Discontinued operations, Energy	26.9	25.8	-	-	52.7	-	-	-
Adjusted operating profit total	499.7	453.8	582.9	477.5	2 013.9	559.6	385.7	375.6
Amortization on consolidation goodwill	-14.1	-14.8	-22.6	-36.8	-88.3	-36.6	-39.3	-36.6
Non-recurring items	24.0	554.9	-23.1	-110.1	445.7	-	-9.6	18.0
Operating profit total (IAS)	509.6	993.9	537.2	330.6	2 371.3	523.0	336.8	357.0
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8	-121.4	-67.7
Share of results of associated companies	5.8	4.4	2.7	7.7	20.6	28.3	23.3	16.3
Profit before tax and minority interests	446.6	901.8	500.5	250.1	2 099.0	429.5	238.7	305.6
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0	-82.2	-93.9
Profit after tax	298.1	634.9	338.6	177.0	1 448.7	283.5	156.5	211.7
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2	-1.7	2.0
Net profit for the period	290.7	633.9	334.5	175.9	1 435.0	283.3	154.8	213.7

Operating profit by product area (IAS)

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01	III/01
Magazine	86.1	87.1	127.9	56.7	357.8	98.1	55.1	68.6
Newsprint	61.0	43.2	79.2	80.1	263.5	132.5	124.0	127.7
Fine paper	148.1	148.4	167.7	164.7	628.9	152.7	57.3	55.9
Packaging boards	114.3	95.3	129.1	13.5	352.2	113.5	88.5	95.8
Timber products	22.4	21.7	15.1	9.9	69.1	4.1	6.3	1.0
Merchants	4.1	2.8	0.3	1.1	8.3	-0.5	-2.0	-2.3
Forest	28.2	36.7	26.5	27.3	118.7	25.3	26.8	15.9
Other	18.5	8.1	-8.6	-22.7	-4.7	-2.7	-19.3	-5.6
Continuing operations total	482.7	443.3	537.2	330.6	1 793.8	523.0	336.8	357.0
Divested paper units	-	-	-	-	-	-	-	-
Discontinued operations, Energy	26.9	550.6	-	-	577.5	-	-	-
Operating profit total	509.6	993.9	537.2	330.6	2 371.3	523.0	336.8	357.0
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8	-121.4	-67.7
Share of results of associated companies	5.8	4.4	2.7	7.7	20.6	28.3	23.3	16.3
Profit before tax and minority interests	446.6	901.8	500.5	250.1	2 099.0	429.5	238.7	305.6
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0	-82.2	-93.9
Profit after tax	298.1	634.9	338.6	177.0	1 448.7	283.5	156.5	211.7
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2	-1.7	2.0
Net profit for the period	290.7	633.9	334.5	175.9	1 435.0	283.3	154.8	213.7

SHARES

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
July	11.60	10.60	107.00	108.00	10.15
August	12.70	12.85	121.00	121.50	11.56
September	12.30	12.25	119.50	120.50	11.49

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
July	296 103	40 310 746	1 291 595	32 739 167	1 471 700
August	576 204	54 862 286	456 555	55 880 615	3 743 700
September	323 927	52 950 534	586 593	46 105 625	1 392 200
Total	1 196 234	148 123 566	2 334 743	134 725 407	6 607 600

Market capitalization on 30 September was EUR 11.1 billion on the Helsinki Stock Exchange.

Number of shares outstanding	A shares	R shares	Total
Number of shares, 31 Dec. 1999	208 951 188	550 658 501	759 609 689
New R shares subscribed, 26 Jan. 2000		246 000	246 000
Share issue (Consolidated Papers, Inc.), 11 Sep. 2000		167 367 577	167 367 577
Conversion of A shares to R shares, 3 Nov. 2000	-14 454 732	14 454 732	-
Number of shares in the trade register, 31 Dec. 2000	194 496 456	732 726 810	927 223 266
New R shares subscribed, 5 Jan. 2001		312 000	312 000
New R shares subscribed, 16 Mar. 2001		964 201	964 201
Shares cancelled as authorized by AGM 2001, 9 Apr. 2001	-910 600	-22 260 100	-23 170 700
New R shares subscribed, 29 May 2001		228 000	228 000
New R shares subscribed, 20 Jul. 2001		773 522	773 522
Number of shares in the trade register, 30 Sep. 2001	193 585 856	712 744 433	906 330 289
Number of shares repurchased, 28 Mar.-30 Sep. 2001	-750 200	-8 229 200	-8 979 400
Number of shares outstanding, 30 Sep. 2001	192 835 656	704 515 233	897 350 889
Conversion of A shares to R shares, 4 Oct. 2001	-9 312 271	9 312 271	-
New R shares subscribed, 17 Oct. 2001		238 287	238 287
Number of shares repurchased, 1-17 Oct. 2001	-5 200	-1 077 900	-1 083 100
Number of shares outstanding, 17 Oct. 2001	183 518 185	712 987 891	896 506 076
New R shares subscribable against bonds with warrants		2 154 000	2 154 000
R shares owned by Stora Enso's subsidiary, Merivienti Oy		-5 591	-5 591

- On 17 October Stora Enso Oyj held 755 400 A shares and 9 307 100 R shares with counter value EUR 17.1 million. This represents 1.1% of the Company's share capital and 0.7% of voting rights.
- Stora Enso's subsidiary Merivienti Oy holds 5 591 Series R shares, counter value EUR 9 504.70. This represents 0.0% of the Company's share capital and voting rights.

Largest Shareholders as of 30 September 2001	% of shares	% of votes
Finnish State	15.1	24.1
Knut and Alice Wallenberg Foundation	6.4	22.0
Social Insurance Institution of Finland	3.0	9.1
Varma-Sampo Mutual Pension Insurance Company	1.0	3.4
Sampo Group	0.8	2.7
Sampo Life Insurance Company Limited		
Sampo Industrial Insurance Company Ltd		
Sampo Insurance Company Ltd		
Marianne and Marcus Wallenberg Foundation	0.5	1.8
Ilmarinen Mutual Pension Insurance Company	1.2	1.6
Suomi Group	0.5	1.5
Suomi Mutual Life Assurance Company		
Suomi Insurance Company		
Erik Johan Ljungberg's Training Fund	0.7	0.9
Robur	1.9	0.7
10 largest in total	31.1	67.8

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

The publication dates for financial information:

Results for 2001	30 Jan. 2002
Interim Review for January – March 2002	23 Apr. 2002
Interim Review for January – June 2002	23 Jul. 2002
Interim Review for January – September 2002	22 Oct. 2002

Stora Enso Oyj
P.O.Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso
P.O.Box 70395 • SE-107 24 Stockholm • Sweden
Calling address: World Trade Center, Klarabergsviadukten 70
Tel. +46 8 613 66 00 • Fax +46 8 10 60 20

Stora Enso International Office
9, South Street • London W1K 2XA • U.K.
Tel. +44 2084 321 500 • Fax +44 2084 321 600

www.storaenso.com
www.storaenso.com/investors


TORAENSO
what paper can do

Interim Review January–June 2001

Earnings per share excluding non-recurring items were EUR 0.18 for the quarter; previous quarter EUR 0.31.

Sales were EUR 3 388.4 million, EUR 248.6 million less than in the previous quarter.

Operating profit excluding non-recurring items was EUR 346.4 million; previous quarter EUR 523.0 million.

Foreign exchange losses decreased the second quarter profit by EUR 44 million (EPS EUR 0.03).

Profit before tax and minority interests excluding non-recurring items was EUR 248.3 million; previous quarter EUR 429.5 million.

Cash flow from operations was EUR 648.3 million; previous quarter EUR 597.0 million.

Strong balance sheet: debt/equity ratio 0.62

Key Ratios	I/00	II/00	III/00	IV/00	2000	I/01	II/01
Earnings per share (basic), EUR	0.38	0.83	0.36	0.19	1.77	0.31	0.17
Earnings per share excl. non-recurring items, EUR	0.36	0.26	0.37	0.28	1.32	0.31	0.18
Cash earnings per share (CEPS), EUR	0.69	1.14	0.66	0.62	3.16	0.65	0.53
CEPS excl. non-recurring items, EUR	0.67	0.57	0.67	0.61	2.61	0.65	0.54
Return on capital employed (ROCE), %	17.7	36.5	20.7	9.3	20.7	15.2	9.7
ROCE excl. non-recurring items, %	16.9	16.1	21.6	12.4	16.8	15.2	9.9
Return on equity (ROE), %	19.4	38.9	18.1	8.0	19.5	16.1	7.2
Debt/equity ratio	0.72	0.40	0.65	0.59	0.59	0.59	0.62
Equity per share, EUR	8.0	8.7	9.5	9.4	9.4	9.3	9.6
Equity ratio, %	38.4	43.0	39.6	40.9	40.9	39.9	41.0
Operating profit, % of sales	17.2	32.1	16.4	9.0	18.2	14.4	9.9
Operating profit excl. non-recurring items, % of sales	16.2	14.1	17.1	12.0	14.8	14.4	10.2
Capital expenditure, EUR million	134	162	207	266	769	176	215
Capital expenditure, % of sales	4.5	5.2	6.4	7.2	5.9	4.8	6.4
Capital employed, EUR million	10 792	9 499	14 644	13 903	13 903	13 611	14 245
Interest-bearing net liabilities, EUR million	4 515	2 711	5 759	5 183	5 183	5 040	5 450
Average number of employees	39 029	41 157	42 978	43 975	41 785	42 570	45 222
Average number of shares (million)							
- periodic	759.8	759.9	812.1	914.7	812.0	906.2	903.2
- cumulative	759.8	759.8	777.5	812.0	812.0	906.2	904.7
- cumulative, diluted	760.9	760.8	778.7	813.5	813.5	908.5	906.7

Excluding non-recurring items, earnings per share for April to June were EUR 0.18 (EUR 0.31) and cash earnings per share were EUR 0.54 (EUR 0.65).

A non-recurring item in the second quarter was the EUR 9.6 million employee termination cost at the Nymölla mill in Sweden.

The markets were demanding as anticipated when announcing the first quarter results. In addition to seasonal curtailments such as the midsummer standstill that is compulsory in Finland, production was curtailed to adjust to the market demand. Demand in June was also lower for normal seasonal reasons. Stora Enso curtailed production of paper and board by 558 000 tonnes in the second quarter, of which 342 000 tonnes was market related (205 000 tonnes in the first quarter).

Paper and board deliveries totalled 3 176 000 tonnes, which is 161 000 tonnes less than the previous quarter's 3 337 000 tonnes. Paper and board inventories were unchanged. Deliveries of timber products totalled 1 276 000 m^3, compared with the previous quarter's 1 242 000 m^3.

EUR million	Jan.-Dec. 2000	Jan.-Jun. 2000	Jan.-Jun. 2001	Jan.-Mar. 2001	Apr.-Jun. 2001
Sales	13 017.0	6 085.6	7 025.4	3 637.0	3 388.4
EBITDA[1)2)]	2 970.2	1 391.4	1 496.1	825.8	670.3
Operating profit[2)]	1 925.6	924.6	869.4	523.0	346.4
Operating margin[2)]	14.8	15.2	12.4	14.4	10.2
Operating profit	2 371.3	1 503.5	859.8	523.0	336.8
Profit before tax and minority interests[2)]	1 653.3	769.5	677.8	429.5	248.3
Profit before tax and minority interests	2 099.0	1 348.4	668.2	429.5	238.7
Profit for the period	1 435.0	924.6	438.1	283.3	154.8
EPS[2)], Basic, EUR	1.32	0.62	0.49	0.31	0.18
EPS, Basic, EUR	1.77	1.22	0.48	0.31	0.17
CEPS[2)], EUR	2.61	1.22	1.18	0.65	0.54
ROCE[2)], %	16.8	16.9	12.4	15.2	9.9

[1)] EBITDA = Earnings before interest, taxes, depreciation and amortisation
[2)] Excluding non-recurring items

Second quarter results (compared with the first quarter)
Sales for the quarter at EUR 3 388.4 million were EUR 248.6 million less than the previous quarter's EUR 3 637.0 million. The sales decrease was attributable to decreased volumes in fine paper, magazine paper and newsprint. The strengthening of the US dollar and British pound increased sales by EUR 60 million.

The operating profit excluding non-recurring items for the second quarter was EUR 346.4 million (EUR 523.0 million), which is 33.8% less than in the previous quarter and 10.2% of sales. The operating profit declined in all paper and board product areas, mainly because volumes were decreased by seasonal and market-related downtime. The operating profit was better than in the last quarter in Timber and almost unchanged in Forest. A non-recurring item entered in the period was the EUR 9.6 million employee termination cost at the Nymölla mill in Sweden.

Changes in the US dollar and British pound exchange rates increased the operating profit by EUR 13 million or EUR 0.01 per share. The reduction in sales volumes decreased the operating profit by EUR 110 million and earnings per share by EUR 0.08. The fall in recovered paper prices increased the operating profit by EUR 5 million.

The share of results of associated companies amounted to EUR 23.3 million (EUR 28.3 million), of which EUR 9.7 million was from Sunila Oy and EUR 15.3 million from Billerud AB. This contributed EUR 0.02 to earnings per share.

Net financial items were EUR 121.4 million (EUR 121.8 million), EUR 0.09 per share. Interest expenses were EUR 84.4 million (EUR 88.0 million), which is 5.6% of interest-bearing net liabilities. The net foreign exchange loss was EUR 44.0 million (EUR 42.6 million).

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 248.3 million (EUR 429.5 million). Taxes totalled EUR 82.2 million (EUR 146 million), equivalent to a quarterly tax rate of 34.4% (34.0%). Taxes reduced earnings per share by EUR 0.09. The minority interest on profits was EUR -1.7 million (EUR -0.2 million), and the profit for the period was EUR 154.8 million (EUR 283.3 million).

The return on capital employed excluding non-recurring items was 9.9% (15.2%). Capital employed was EUR 14 245.1 million at the end of the period, a net increase of EUR 634.0 million. The working capital increase of EUR 443.0 million was mainly due to a decrease of EUR 226.0 million in operating payables.

January – June results
(compared with the same period in 2000)
Sales increased by EUR 939.8 million or 15.4%, including EUR 1 017.5 million (USD 914.1 million) due to the acquisition of Consolidated Papers. The first six months of 2000 included sales of EUR 161.0 million from the Gruvön mill.

The operating profit excluding non-recurring items decreased by EUR 55.2 million or 6.0%. Newsprint reported increased profits, but all the other product areas reported similar or lower profits.

Profit before taxes and minority interests excluding non-recurring items decreased by EUR 91.7 million. Changes in the US dollar exchange rate are estimated to have increased the operating profit by EUR 25 million.

Earnings per share were EUR 0.49 (EUR 0.62) excluding non-recurring items. The return on capital employed was 12.4% (16.9%) excluding non-recurring items.

Stora Enso North America
Stora Enso North America includes the former Consolidated Papers, the Stora Enso Port Hawkesbury mill in Nova Scotia, Canada, and Stora Enso North America's marketing network. Its performance was depressed by the continued slowing of the US economy. Weakened demand and high energy costs resulted in a six-month operating loss of USD 3 million before adjustments for goodwill amortisation, compared with a pro forma operating profit of USD 87 million during the same period in 2000. Curtailments amounted to 154 000 tonnes. Operating cash flow was USD 101 million.

Stora Enso North America achieved USD 40 million of synergies during the first six months of 2001, even though the economic environment was challenging and the product range includes primarily coated paper, which has suffered most from the market situation. The USD 90 million synergy target will be difficult to achieve in 2001 unless demand significantly improves in North America during the second half of this year.

Capital structure, EUR million	31 Dec. 2000	30 Jun. 2000	30 Jun. 2001
Fixed assets	15 280.6	10 143.4	15 233.8
Working capital	1 276.3	1 150.1	1 535.1
Operating capital	16 556.9	11 293.5	16 768.9
Net tax liabilities	-2 654.0	-1 795.2	-2 523.8
Capital employed	13 902.9	9 498.3	14 245.1
Shareholders' equity	8 570.8	6 637.1	8 655.0
Minority interests	149.4	149.9	140.3
Interest-bearing net liabilities	5 182.7	2 711.3	5 449.8
Financing total	13 902.9	9 498.3	14 245.1

Financing

The cash flow from operations was EUR 648.3 million (EUR 597.0 million). The operating cash flow (cash flow from operations minus investing activities) amounted to EUR 432.0 million (EUR 715.7 million). At the end of the period interest-bearing net liabilities were EUR 5 449.8 million, up EUR 267.1 million compared with the end of 2000, mainly due to currency effects. Unutilised credit facilities totalled EUR 3.0 billion at the end of the period.

The debt/equity ratio at the end of period was 0.62, (0.59 at the end of 2000). Equity per share was EUR 9.6 (EUR 9.3).

Change in interest-bearing net liabilities 31 Dec. 2000 – 30 Jun. 2001

EUR million	Group cash flow	Translation difference	Impact on the balance sheet
Operating profit	859.8		859.8
Depreciation, amortisation and adjustments	616.5		616.5
Change in working capital	-231.0	-27.9	-258.9
Cash flow from operations	1 245.3	-27.9	1 217.4
Capital expenditure	-391.1		-391.1
Acquisitions	-10.3		-10.3
Disposals	26.8		26.8
Other change in fixed assets	277.0	-472.0	-195.0
Operating cash flow	1 147.7	-499.9	647.8
Net financing items (incl. associated companies)	-191.6		-191.6
Taxes paid	-378.0	19.5	-358.5
Share issue	14.9		14.9
Dividends	-407.4		-407.4
Repurchase of own shares	-106.9		-106.9
Other change in shareholders' equity and minority interests	3.2	131.4	134.6
Change in interest-bearing net liabilities	81.9	-349.0	-267.1

Capital expenditure

Capital expenditure in the second quarter totalled EUR 215.4 million, which is in line with the Group's policy of not exceeding the annual level of depreciation. The main investments during the quarter were EUR 45 million in the new pulping line at Imatra, Finland, which came on stream on 2 April, and EUR 20 million in rebuilding Oulu fine paper machine no. 6 in Finland.

Investments approved during the second quarter include EUR 20 million to upgrade the dry end of paper machine no. 1 at Duluth, North America, and EUR 14 million to expand the Balabanovo corrugated board box plant in Russia.

Repurchase of Stora Enso shares

Stora Enso began repurchasing its own shares on 28 March 2001. By 30 June 2001 Stora Enso had purchased 476 600 A shares and 2 415 400 R shares at a total cost of EUR 32.6 million, the average price paid for A shares being EUR 11.94 and for the R shares EUR 11.13. By the end June 6.4% of the maximum amount of the shares allowed to be acquired had been purchased.

Significant changes in ownership

On 15 June 2001 Investor AB announced that it had sold its entire shareholding in Stora Enso to the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation.

Changes in Management Group

Ingvar Petersson, Senior Executive Vice President, will retire with effect from 1 September 2001. Esko Mäkeläinen will in addition to his current duties also become responsible for Stora Enso Financial Services and is therefore appointed Senior Executive Vice President and Chief Financial Officer. Stora Enso Forest will report to Deputy CEO Björn Hägglund.

Nils Grafström, currently Senior Vice President South America, has been appointed Executive Vice President, Market Service and IT. In addition, Nils Grafström will retain responsibility for South America. He will join the Stora Enso Management Group.

Issues outstanding with competition authorities

The company has given its reply to a statement of objection from the European Commission in autumn 1999 related to newsprint producers' operations from 1989 to 1995. The company is still waiting for the EU's response. No provision has been made in this respect.

Events after the period

The Düsseldorf office building was sold in July. The capital gain of EUR 18 million will be entered as a non-recurring item in the third quarter figures.

Stora Enso has been included in among the FTSE4Good indexes for ethical investors.

A total of 773 522 new Stora Enso series R shares were subscribed under the Stora Enso North American option programme between 1 March and 31 May 2001. The share capital was increased by EUR 1 314 987.40 to EUR 1 540 761 491.30 and the total number of shares issued to 906 330 289, comprising 193 585 856 Series A shares and 712 744 433 Series R shares, when the new shares were registered on 20 July 2001.

Market outlook

The full effect of the economic slowdown might already be apparent in the US economy. In Europe economic forecasts have been revised downwards and demand growth has slowed. Overall, demand weakness and pressure on prices will continue in all paper and board grades and sawn timber during the second half of the year. In pulp and coated fine paper a lot of inventory downsizing has taken place and inventories are lower, but it will still take several months before there is any upturn in demand.

Markets will remain demanding and further capacity control is needed. Stora Enso will continue to adjust capacity utilisation as appropriate. The full year financial results will depend very much on the company's ability to maintain prices, internal efficiency and cost awareness.

This report is unaudited.

Helsinki, 26 July 2001
Stora Enso Oyj
Board of Directors

PRODUCT AREAS

Magazine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	Change I/II %
Sales	2 818.8	562.5	590.0	729.1	937.2	910.2	847.6	-6.9
Operating profit	399.4	91.6	91.4	138.6	77.8	113.6	72.3	-36.4
% of sales	14.2	16.3	15.5	19.0	8.3	12.5	8.5	
ROOC, %*	15.5	17.1	17.1	22.9	8.6	12.7	8.0	
Deliveries, 1000 t	3 269	676	707	838	1 048	994	920	-7.4

* ROOC = 100% x Operating profit/Operating capital

Sales were EUR 847.6 million, 6.9% less than in the first quarter. The operating profit decreased by 36.4%, mainly owing to market-related downtime of 75 000 tonnes in Europe and 61 000 tonnes in North America.

Economic uncertainty and reduced advertising expenditure have decreased demand for magazine paper, especially coated magazine paper, in Europe and particularly North America. Demand and prices in the SC market remained healthy in Western Europe, but in North America demand has weakened and pressure on prices has increased since the reporting period ended. Demand for coated magazine paper has declined considerably in both of these market areas. Medium-weight coated (MWC) grades in particular have been affected by the slack market for coated fine paper. Prices have remained stable so far in Western Europe, but continued to deteriorate in North America.

The downtime already taken in Europe and North America has kept increases in producers' inventories to a minimum.

The weakening market and forthcoming new LWC and WFC capacity will increase pressure on magazine paper prices. Tendencies to substitute with different grades will continue.

Newsprint

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	Change I/II %
Sales	1 766.7	416.0	417.0	449.6	484.1	501.7	490.7	-2.2
Operating profit	268.3	62.6	43.2	80.8	81.7	134.1	125.6	-6.3
% of sales	15.2	15.0	10.4	18.0	16.9	26.7	25.6	
ROOC, %*	19.9	18.1	12.7	24.1	25.2	43.0	41.2	
Deliveries, 1000 t	3 134	759	747	789	840	780	755	-3.2

* ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 490.7 million and operating profit EUR 125.6 million, both much the same as in the previous quarter.

During the second quarter the Western Europe market was better than in other parts of the world. Nevertheless, demand has weakened slightly, but prices were maintained at first quarter levels. In North America and Asia demand was clearly weaker than last year and some producers have continued to take market-related downtime. Prices have started to decline as well, but they are still higher than in Europe.

In Europe producers' inventories were somewhat higher than in the first quarter, but there has been no need for market related downtime in newsprint so far.

The outlook for newsprint for the rest of the year continues to be affected by the weakening advertising market. If this persists, newsprint consumption might decrease even in Europe.

Fine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	Change I/II %
Sales	3 473.2	758.5	768.1	883.5	1 063.1	1 021.3	904.1	-11.5
Operating profit	688.8	150.5	146.5	194.1	197.7	167.6	81.9	-51.1
% of sales	19.8	19.8	19.1	22.0	18.6	16.4	9.1	
ROOC, %*	20.3	21.4	20.9	24.5	16.6	14.9	7.5	
Deliveries, 1000 t	3 151	771	720	793	867	857	773	-9.8

* ROOC = 100% x Operating profit/Operating capital

Sales totalled EUR 904.1 million, which is 11.5% less than in the previous quarter. The operating profit decreased by about 51.1% to EUR 81.9 million, owing to market-related production curtailments of 156 000 tonnes, comprising 63 000 tonnes of curtailments in North America and 93 000 tonnes in Europe.

The fine paper market has been demanding. The market has been better in Europe than North America and Asia because of the stronger European economy and the weak euro. Nevertheless, the European coated fine paper market has seen demand weaken and price pressures increase during the second quarter. European fine paper prices have held up rather well, thanks to adjusting supply in coated grades and the healthy supply and demand balance in uncoated grades. In North America and Asia business conditions are currently weaker in coated grades. Exports of fine paper from Asia have decreased to Europe but continued to increase to North America, partly for currency reasons.

In Europe producers' and customers' inventories were normal, following active inventory downsizing.

The market is expected to remain weak in the next six months. The outlook will be better for uncoated fine paper than for coated fine paper because of capacity conversions and closures.

Packaging boards

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	Change I/II %
Sales	2 975.0	719.2	746.9	753.0	755.9	701.9**	704.2	0.3
Operating profit	441.3	115.7	91.2	130.5	103.9	115.1	90.2	-21.6
% of sales	14.8	16.1	12.2	17.3	13.7	16.4	12.8	
ROOC, %*	15.4	16.4	12.7	18.0	14.5	17.5	13.8	
Deliveries, 1000 t	3 417	876	855	848	838	706	728	3.1

* ROOC = 100% x Operating profit/Operating capital
** The first quarter sales figures have been adjusted by EUR 50.1 million against Group eliminations.

Sales were EUR 704.2 million. The operating profit declined by EUR 24.9 million to EUR 90.2 million, owing to market related downtime of 50 000 tonnes. Profits were also affected by the start-up of the new fibre line at Imatra in April.

The market for consumer packaging boards was slightly weaker than in the first quarter, but prices were stable.

Demand for corrugated packaging grew further in Russia and the Baltic States. The Finnish and Swedish markets were weaker.

The market for laminating papers and cores remained good. Demand for containerboards and coreboards was clearly weaker than last year.

No major changes are expected in the consumer packaging business in the second half of the year. The market situation for coreboards will stay difficult.

PRODUCT AREAS

Timber

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	II/01	Change I/II %
Sales	1 242.1	298.1	334.8	293.7	315.5	307.3	311.8	1.5
Operating profit	73.3	23.8	21.7	16.5	11.3	5.6	7.9	41.1
% of sales	5.9	8.0	6.5	5.6	3.6	1.8	2.5	
ROOC, %*	18.6	24.6	22.1	16.5	11.5	5.7	7.7	
Deliveries, 1000 m^3	4 880	1 159	1 290	1 120	1 312	1 242	1 276	2.7

* ROOC = 100% x Operating profit/Operating capital

Sales were EUR 311.8 million, up 1.5% on the previous quarter. The operating profit was EUR 7.9 million, up about 41.1%.

Although the sawn timber market was somewhat better than in the previous quarter, it has still suffered from oversupply in Europe. The economic decline and decreased number of housing starts depressed construction and joinery business volumes and prices in Europe and Japan. In the USA prices and volumes have been volatile.

Inventories were high in the Nordic and Central European units. Inventories are expected to decrease during the summer months and then stay at lower levels until the end of the year.

Global demand for wood products is expected to remain flat, with the oversupply in the market persisting through the second half of 2001. Economic weakness has continued to depress the construction industry in Japan.

Merchants

Sales were EUR 211.5 million. There was an operating loss of EUR 1.3 million due to the weak market and the cost of the e-business project. Demand is forecast to remain weak. The e-business project is progressing according to plan and the E-point business system has already been introduced in eight European markets. Over 10% of the orders from these markets are now received through E-point.

Forest

Sales decreased by 13.5% to EUR 442.3 million and the operating profit rose by 5.9% to EUR 26.8 million. The operating profit was increased by higher felling volumes in the company's forests, but decreased by lower margins from wood sales.

The wood market remained stable in Finland and Sweden. Stands harvested and deliveries to the mills met the mills' requirements. Pulpwood and sawlog prices declined somewhat in both countries. In Finland wood prices remained stable until the end of May, then declined considerably in June. Pulpwood stocks started to increase in June following production curtailments at the pulp mills.

Deliveries to the mills in the Nordic countries totalled 9.6 million m^3 (solid under bark), which is 10% less than in the previous quarter. Imports of wood increased by 10% to 2.8 million m^3. Felling in the Group's forests at 1.4 million m^3 was 47% more than in the previous quarter.

FINANCIALS

Condensed Consolidated Income Statement

EUR million	2000	Jan.–Jun. 2000	Jan.–Jun. 2001
Sales	13 017.0	6 085.6	7 025.4
Expenses and other operating income	-7 520.6	-3 200.0	-4 393.8
Personnel expenses	-1 995.7	-915.3	-1 145.1
Depreciation, amortisation and impairment charges	-1 129.4	-466.8	-626.7
Operating profit	2 371.3	1 503.5	859.8
Share of results of associated companies	20.6	10.2	51.6
Net financial items	-292.9	-165.3	-243.2
Profit before tax and minority interests	2 099.0	1 348.4	668.2
Income tax expense	-650.3	-415.4	-228.2
Profit after tax	1 448.7	933.0	440.0
Minority interests	-13.7	-8.4	-1.9
Net profit for the period	1 435.0	924.6	438.1
Key ratios			
Basic earnings per share, EUR	1.77	1.22	0.48
Diluted earnings per share, EUR	1.76	1.22	0.48

Accounting principles

This interim report is in compliance with IAS 34 Interim Financial Reporting.

The accounting policies and methods of computation used in this interim report are the same as used in the last annual report, except that the Group adopted IAS 39, Financial Instruments: Recognition and Measurement as of 1 January 2001, which has resulted in the following adjustments in the opening balance.

In accordance with the transitional provisions of IAS 39, Stora Enso recorded a cumulative adjustment of EUR 15.6 million net of taxes in retained earnings to recognise at fair value all derivatives that are designated as fair value hedging instruments. Stora Enso also recorded a cumulative adjustment of EUR -27.8 million in the retained earnings to recognise the difference between the carrying values and fair values of related hedged assets and liabilities.

Stora Enso recorded an adjustment of EUR 23.0 million in interest-bearing assets and an adjustment of EUR 3.2 million in interest bearing-liabilities to recognise at fair value all derivatives that are designated as cash flow hedging instruments. Stora Enso also recorded a corresponding cumulative adjustment of EUR 13.8 million net of taxes in the hedging reserve (equity) to recognise the difference between the carrying values and fair values of these derivatives.

Upon adoption of IAS 39 Stora Enso also recognised in its balance sheet other derivatives, either as assets or liabilities, and measured them at fair value. This recognition resulted in the adjustments of EUR 5.0 million in interest-bearing assets and EUR 25.2 million in interest-bearing liabilities. Stora Enso recorded a corresponding cumulative adjustment of EUR -14.3 million net of taxes in retained earnings to recognise the difference between the carrying values and fair values of these derivatives.

Stora Enso classified its investments as available-for-sale. Stora Enso measured these securities at fair value and recorded a cumulative adjustment of EUR 61.9 million net of taxes in the available-for-sale reserve (equity).

This report is unaudited.

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec. 2000	30 Jun. 2001	31 Dec. 2000	30 Jun. 2001
SEK	8.8313	9.2125	8.4416	9.0591
USD	0.9305	0.8480	0.9242	0.8984
GBP	0.6241	0.6031	0.6088	0.6236
CAD	1.3965	1.2927	1.3711	1.3783

Condensed Consolidated Cash Flow Statement (IAS)

EUR million	2000	Jan.-Jun. 2000	Jan.-Jun. 2001
Cash flow from operating activities			
Operating profit	2 371.3	1 503.5	859.8
Adjustments	531.9	-148.9	616.5
Change in working capital	42.1	21.5	-238.4
Change in short-term interest-bearing receivables	54.5	-20.8	-237.6
Cash flow generated by operations	2 999.8	1 355.3	1 000.3
Net financial items	-285.9	-220.4	-271.8
Income taxes paid	-553.3	-235.5	-378.0
Net cash provided by operating activities	2 160.6	899.4	350.5
Acquisitions	-4 559.1	-92.9	-10.3
Proceeds from sale of fixed assets or shares	720.8	713.3	26.8
Capital expenditure	-769.3	-295.8	-391.1
Proceeds from the long-term receivables, net	-20.6	11.6	55.4
Net cash used in investing activities	-4 628.2	336.2	-319.2
Cash flow from financing activities			
Change in long-term liabilities	2 077.8	177.3	-343.4
Change in short-term borrowings	-744.8	-254.0	486.0
Dividends paid	-303.9	-303.9	-407.4
Proceeds from issuance of share capital	1 717.2	-	14.9
Purchase of own shares	-173.7	-	-106.9
Other change in shareholders' equity	-2.4	-	3.2
Net cash used in financing activities	2 570.2	-380.6	-353.6
Net increase in cash and cash equivalents	102.6	855.0	-322.3
Translation differences on cash holdings	-0.3	2.9	5.5
Cash and bank at the beginning of period	642.2	642.2	744.4
Cash and cash equivalents at end of period	744.4	1 500.1	427.6

Capital Expenditure and Commitments

EUR million	2000	Jan.-Jun. 2000	Jan.-Jun. 2001
Opening net book amount	11 248.4	11 248.4	15 103.4
Acquisition of subsidiary	5 830.3	38.5	10.3
Additions	769.3	295.8	391.1
Disposals	-1 315.3	-1 321.9	-300.7
Depreciation, amortisation, impairment and translation differences	-1 429.3	-358.7	-138.6
Closing net book amount	15 103.4	9 902.1	15 065.5
Borrowings			
Current	1 340.8	455.5	1 778.6
Non-current	5 514.7	4 094.0	5 476.8
Total	6 855.5	4 549.5	7 255.4
Opening amount, borrowings	5 769.5	5 769.5	6 855.5
Acquisition of subsidiary	1 204.9	10.7	-
Proceeds from (payments of) borrowings, net	76.8	-1 254.5	96.7
Translation difference	-195.7	23.8	303.2
Closing amount	6 855.5	4 549.5	7 255.4
Acquisition			
Property, plant and equipment	3 897.3	22.1	10.3
Borrowings	-1 204.9	-10.7	-
Other assets, less liabilities	-66.3	15.9	-
Fair value of net assets	2 626.1	27.3	10.3
Goodwill	1 933.0	16.4	-
Total purchase consideration	4 559.1	43.7	10.3

Condensed Consolidated Balance Sheet

Assets EUR million		31 Dec. 2000	30 Jun. 2000	30 Jun. 2001
Fixed assets and other long-term investments				
Property, plant and equipment, intangible assets and goodwill	O	15 103.4	9 902.1	15 056.5
Investment in other companies	O	177.2	241.3	177.3
Investment in associated companies	I	213.6	163.1	367.4
Investments	I	132.3	55.8	200.6
Non-current loan receivables	I	486.3	41.3	505.2
Deferred tax assets	T	11.7	5.9	20.7
Other non-current assets	O	254.5	81.0	269.3
		16 379.0	10 490.5	16 597.0
Current assets				
Inventories	O	1 589.5	1 296.3	1 659.4
Tax receivables	T	153.0	167.8	158.8
Short-term receivables	O	2 360.7	2 252.4	2 308.9
Current portion of loan receivables	I	96.2	77.9	304.8
Cash and cash equivalents	I	744.4	1 500.1	427.6
		4 943.8	5 294.5	4 859.5
Total assets		21 322.8	15 785.0	21 456.5

Shareholders' equity and liabilities EUR million		31 Dec. 2000	30 Jun. 2000	30 Jun. 2001
Shareholders' equity		8 570.8	6 637.1	8 655.0
Minority interests		149.4	149.9	140.3
Long-term liabilities				
Pension provisions	O	771.8	576.8	789.3
Deferred tax liabilities	T	2 247.5	1 469.9	2 273.4
Other provisions	O	173.4	186.4	149.5
Long-term debt	I	5 514.7	4 094.0	5 476.8
Other long-term liabilities	O	92.6	90.5	50.5
		8 800.0	6 417.6	8 739.5
Current liabilities				
Interest-bearing liabilities	I	1 340.8	455.5	1 778.6
Tax liabilities	T	571.2	499.0	429.9
Other current liabilities	O	1 890.6	1 625.9	1 713.2
		3 802.6	2 580.4	3 921.7
Total minority interests and liabilities		12 602.6	8 998.0	12 661.2
Total shareholders' equity and liabilities		21 322.8	15 785.0	21 456.5

Items designated with "O" are included in the operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Equity Reconciliation (IAS)

EUR million	Share capital	Share issue	Share issue premium	Treasury shares	Other comprehensive income	Cumulative translation adjustment	Retained earnings	Total
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Balance at 31 Dec. 1999, as previously reported	1 277.6		379.6			12.7	4 283.3	5 953.2
Change in accounting policy with respect to forest accounting (net of deferred tax)						3.0	0.3	3.3
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Dividends paid (EUR 0.40 per share)							-303.9	-303.9
To be placed at the disposal of the Board of Directors							-1.0	-1.0
Share issue	0.4		-0.4					0.0
Share issue (Consolidated Papers)	284.5		1 432.7					1 717.2
Conversion of share capital from FIM to EUR	13.8		-13.8					0.0
Acquisition of Stora Enso Oyj shares				-173.7				-173.7
Options issued (Consolidated Papers)			25.1				0.9	26.0
Net profit for the period							1 435.0	1 435.0
Translation adjustment						-85.3		-85.3
Balance at 31 Dec. 2000	1 576.3		1 823.2	-173.7		-69.6	5 414.6	8 570.8
Effect of adopting IAS 39					75.7		-26.5	49.2
Balance at 31 Dec. 2000, restated	1 576.3		1 823.2	-173.7	75.7	-69.6	5 388.1	8 620.0
Repurchase of Stora Enso Oyj shares				-106.9				-106.9
Cancellation of Stora Enso Oyj shares	-39.4		-208.6	248.0				0.0
Dividends paid (EUR 0.45 per share)							-407.4	-407.4
Share issue	2.5	3.9	8.5					14.9
Net profit for the period							438.1	438.1
Change in other comprehensive income entries					3.6			3.6
Translation adjustment						92.7		92.7
Balance at 30 Jun. 2001	1 539.4	3.9	1 623.1	-32.6	79.3	23.1	5 418.8	8 655.0

Other comprehensive income comprises hedging reserve of cash flow derivatives and available-for-sale reserve.

Commitments and Contingent Liabilities

EUR million	31 Dec. 2000	30 Jun. 2000	30 Jun. 2001
On own behalf			
Pledges given	38.9	68.4	22.1
Mortgages	400.8	647.7	393.4
On behalf of associated companies			
Mortgages	1.0	1.0	1.0
Guarantees	14.5	11.0	17.3
On behalf of others			
Pledges given	0.4	3.0	0.4
Guarantees	102.8	195.7	95.0
Other commitments, own			
Leasing commitments, in next 12 months	30.3	23.2	33.2
Leasing commitments, after next 12 months	106.9	88.8	148.1
Pension liabilities	2.9	3.3	2.8
Other contingencies	87.2	35.1	104.6
Total			
Pledges given	39.3	71.4	22.5
Mortgages	401.8	648.7	394.4
Guarantees	117.3	206.7	112.3
Leasing commitments	137.2	112.0	181.3
Pension liabilities	2.9	3.3	2.8
Other commitments	87.2	35.1	104.6
Total	785.7	1 077.2	817.9

Risk Management Contracts

EUR million	31 Dec. 2000	30 Jun. 2000	30 Jun. 2001
Current value			
Interest rate derivatives	16.7	-3.1	3.0
Foreign exchange derivatives	113.8	46.9	-127.2
Commodity derivatives	5.0	-0.6	43.7
Equity swaps	-	-	-48.8
Nominal value			
Interest rate derivatives	737.5	954.2	1 684.9
Foreign exchange derivatives	4 801.9	3 222.8	7 303.6
Commodity derivatives	175.9	19.2	276.3
Equity swaps	-	-	131.0

Sales by Product Area

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01
Magazine	562.5	590.0	729.1	937.2	2 818.8	910.2	847.6
Newsprint	416.0	417.0	449.6	484.1	1 766.7	501.7	490.7
Fine paper	758.5	768.1	883.5	1 063.1	3 473.2	1 021.3	904.1
Packaging boards	719.2	746.9	753.0	755.9	2 975.0	701.9	704.2
Timber	298.1	334.8	293.7	315.5	1 242.1	307.3	311.8
Merchants	225.4	221.4	212.9	230.9	890.6	231.4	211.5
Forest	508.1	452.2	426.4	490.7	1 877.4	511.5	442.3
Other	-522.8	-449.5	-494.8	-599.4	-2 066.5	-548.3	-523.8
Continuing operations total	2 965.0	3 080.9	3 253.4	3 678.0	12 977.3	3 637.0	3 388.4
Divested paper units	-	-	-	-	-	-	-
Discontinuing operations, Energy	46.4	23.9	-	-	70.3	-	-
Internal sales, Energy	-19.7	-10.9	-	-	-30.6	-	-
Total	2 991.7	3 093.9	3 253.4	3 678.0	13 017.0	3 637.0	3 388.4

Adjusted Operating Profit by Product Area

(Product area figures excluding non-recurring items and goodwill amortisation)

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01
Magazine	91.6	91.4	138.6	77.8	399.4	113.6	72.3
Newsprint	62.6	43.2	80.8	81.7	268.3	134.1	125.6
Fine paper	150.5	146.5	194.1	197.7	688.8	167.6	81.9
Packaging boards	115.7	91.2	130.5	103.9	441.3	115.1	90.2
Timber	23.8	21.7	16.5	11.3	73.3	5.6	7.9
Merchants	5.0	2.4	0.5	2.0	9.9	0.2	-1.3
Forest	28.2	34.5	23.6	29.0	115.3	25.3	26.8
Other	-4.6	-2.9	-1.7	-25.9	-35.1	-1.9	-17.7
Continuing operations total	472.8	428.0	582.9	477.5	1 961.2	559.6	385.7
Divested paper units	-	-	-	-	-	-	-
Discontinued operations, Energy	26.9	25.8	-	-	52.7	-	-
Adjusted operating profit total	499.7	453.8	582.9	477.5	2 013.9	559.6	385.7
Amortisation on consolidation goodwill	-14.1	-14.8	-22.6	-36.8	-88.3	-36.6	-39.3
Non-recurring items	24.0	554.9	-23.1	-110.1	445.7	-	-9.6
Operating profit total (IAS)	509.6	993.9	537.2	330.6	2 371.3	523.0	336.8
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8	-121.4
Share of results of associated companies	5.8	4.4	2.7	7.7	20.6	28.3	23.3
Profit before tax and minority interests	446.6	901.8	500.5	250.1	2 099.0	429.5	238.7
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0	-82.2
Profit after tax	298.1	634.9	338.6	177.0	1 448.7	283.5	156.5
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2	-1.7
Net profit for the period	290.7	633.9	334.5	175.9	1 435.0	283.3	154.8

Operating Profit by Product Area (IAS)

EUR million	I/00	II/00	III/00	IV/00	2000	I/01	II/01
Magazine	86.1	87.1	127.9	56.7	357.8	98.1	55.1
Newsprint	61.0	43.2	79.2	80.1	263.5	132.5	124.0
Fine paper	148.1	148.4	167.7	164.7	628.9	152.7	57.3
Packaging boards	114.3	95.3	129.1	13.5	352.2	113.5	88.5
Timber	22.4	21.7	15.1	9.9	69.1	4.1	6.3
Merchants	4.1	2.8	0.3	1.1	8.3	-0.5	-2.0
Forest	28.2	36.7	26.5	27.3	118.7	25.3	26.8
Other	18.5	8.1	-8.6	-22.7	-4.7	-2.7	-19.3
Continuing operations total	482.7	443.3	537.2	330.6	1 793.8	523.0	336.8
Divested paper units	-	-	-	-	-	-	-
Discontinued operations, Energy	26.9	550.6	-	-	577.5	-	-
Operating profit total	509.6	993.9	537.2	330.6	2 371.3	523.0	336.8
Net financial items	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8	-121.4
Share of results of associated companies	5.8	4.4	2.7	7.7	20.6	28.3	23.3
Profit before tax and minority interests	446.6	901.8	500.5	250.1	2 099.0	429.5	238.7
Income tax expense	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0	-82.2
Profit after tax	298.1	634.9	338.6	177.0	1 448.7	283.5	156.5
Minority interests	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2	-1.7
Net profit for the period	290.7	633.9	334.5	175.9	1 435.0	283.3	154.8

SHARES

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
April	12.60	12.70	115.00	116.00	10.87
May	13.50	13.65	121.00	123.50	11.20
June	12.60	12.80	116.50	114.50	10.59

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
April	2 259 409	36 424 347	278 787	31 412 558	2 435 500
May	3 080 265	55 360 338	2 613 153	48 948 161	3 848 800
June	1 528 894	49 424 975	268 673	40 204 026	2 142 300
Total	6 868 568	141 209 660	3 160 613	120 564 745	8 426 600

Market capitalisation on 30 June was EUR 11.5 billion on the Helsinki stock exchange.

Number of shares outstanding	A shares	R shares	Total
Number of shares, 31 Dec. 1999	208 951 188	550 658 501	759 609 689
New R shares subscribed, 26 Jan. 2000		246 000	246 000
Share issue (Consolidated Papers), 11 Sep. 2000		167 367 577	167 367 577
Conversion of A shares to R shares, 16-27 Oct. 2000	-14 454 732	14 454 732	-
Number of shares entered in the trade register, 31 Dec. 2000	194 496 456	732 726 810	927 223 266
New R shares subscribed, 5 Jan. 2001		312 000	312 000
New R shares subscribed, 16 Mar. 2001		964 201	964 201
Shares cancelled as decided by AGM 2001	-910 600	-22 260 100	-23 170 700
New R shares subscribed, 29 May 2001		228 000	228 000
New shares subscribed, 20 Jul. 2001		773 522	773 522
Number of shares entered in the trade register, 20 Jul. 2001	193 585 856	712 744 433	906 330 289
Number of shares repurchased, 20 Jul. 2001	489 100	2 486 100	2 975 200
Number of shares outstanding, 20 Jul. 2001	193 096 756	710 258 333	903 355 089
New R shares subscribable against bonds with warrants		2 184 000	2 184 000
New R shares in form of ADRs subscribable against Stora Enso North America option programme		3 941 902	3 941 902
R shares owned by Stora Enso's subsidiary, Merivienti Oy		-5 591	-5 591

- On 20 July Stora Enso Oyj held 489 100 A shares and 2 486 100 R shares, counter value EUR 5.1 million. This represents 0.3% of the company's share capital and 0.3% of voting rights.
- Stora Enso's subsidiary Merivienti Oy holds 5 591 Series R shares, counter value EUR 9 504.70. This represents 0.0% of the company's share capital and voting rights.

Largest Shareholders as of 30 June 2001	% of shares	% of votes
Finnish State	15.1	24.1
Knut and Alice Wallenberg Foundation	7.9	22.2
Social Insurance Institution of Finland	3.0	9.1
Varma-Sampo Mutual Pension Insurance Company	1.0	3.4
Sampo Group	0.8	2.7
Sampo Life Insurance Company		
Sampo Industrial Insurance Company		
Sampo Insurance Company		
Marianne and Marcus Wallenberg Foundation	0.7	1.8
Ilmarinen Mutual Pension Insurance Company	1.1	1.5
Suomi Group	0.4	1.5
Suomi Mutual Life Assurance Company		
Suomi Insurance Company		
Robur	2.7	0.9
Erik Johan Ljungberg's Training Fund	0.7	0.9
10 largest in total	33.6	68.2

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

The publication dates for financial information:

Interim Review for January – September 2001	25 Oct. 2001
Results for 2001	30 Jan. 2002
Interim Review for January – March 2002	23 Apr. 2002
Interim Review for January – June 2002	23 Jul. 2002
Interim Review for January – September 2002	22 Oct. 2002

Stora Enso Oyj
P.O.Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso
P.O.Box 70395 • SE-107 24 Stockholm • Sweden
Calling address: World Trade Center, Klarabergsviadukten 70
Tel. +46 8 613 66 00 • Fax +46 8 10 60 20

Stora Enso International Office
9, South Street • London W1K 2XA • U.K.
Tel. +44 2084 321 500 • Fax +44 2084 321 600

www.storaenso.com
www.storaenso.com/investors

Graphic design: Incognito Design • Paper: Stora Enso MultiArt Silk 150 g/m² • Libris 2001


StoraEnso
what paper can do

Interim Review January–March 2001

Earnings per share were EUR 0.31; previous quarter EUR 0.28.

Adoption of IAS 39 standards has reduced the EPS by EUR 0.06.

Sales were EUR 3,637.0 million, similar to the previous quarter.

Operating profit was EUR 523.0 million; previous quarter EUR 440.7 million.

Profit before tax and minority interests was EUR 429.5 million; previous quarter EUR 360.2 million.

Cash flow from operations was EUR 597.0 million; previous quarter EUR 729.4 million.

Key Ratios	I/00	II/00	III/00	IV/00	2000	I/01
Earnings per share (basic), EUR	0.38	0.83	0.36	0.19	1.77	0.31
Earnings per share excl. non-rec. items, EUR	0.36	0.26	0.37	0.28	1.32	0.31
Cash earnings per share (CEPS), EUR	0.69	1.14	0.66	0.62	3.16	0.65
CEPS excl. non-recurring items, EUR	0.67	0.57	0.67	0.61	2.61	0.65
Return on capital employed (ROCE), %	17.7	36.5	20.7	9.3	20.7	15.2
ROCE excl. non-recurring items, %	16.9	16.1	21.6	12.4	16.8	15.2
Return on equity (ROE), %	19.4	38.9	18.1	8.0	19.5	16.1
Debt/equity ratio	0.72	0.40	0.65	0.59	0.59	0.59
Equity per share, EUR	8.0	8.7	9.5	9.4	9.4	9.3
Equity ratio, %	38.4	43.0	39.6	40.9	40.9	39.9
Operating profit, % of sales	17.2	32.1	16.4	9.0	18.2	14.4
Operating profit excl. non-recurring items, % of sales	16.2	14.1	17.1	12.0	14.8	14.4
Capital expenditure, EUR million	134	162	207	266	769	176
Capital expenditure, % of sales	4.5	5.2	6.4	7.2	5.9	4.8
Capital employed, EUR million	10 792	9 499	14 644	13 903	13 903	13 611
Interest-bearing net liabilities, EUR million	4 515	2 711	5 759	5 183	5 183	5 040
Average number of employees	39 029	41 157	42 978	43 975	41 785	42 570
Average number of shares (million)	759.8	759.9	812.1	914.7	812.0	906.2
Number of shares diluted (million)					813.5	908.3

January - March result

Earnings per share for January to March were EUR 0.31 (EUR 0.28), up 10.7% on the previous quarter, and cash earnings per share were EUR 0.65 (EUR 0.61), up 6.6%. There were no non-recurring items in the first quarter of 2001.

The general slowdown in the US economy has increased uncertainty and lowered consumption, especially in coated fine paper and coated magazine paper in North America, where coated fine paper prices have softened. European demand and prices have remained fairly stable. To keep the supply and demand balance healthy, Stora Enso curtailed production of paper and board for market reasons by 205,000 tonnes in the first quarter.

Paper and board deliveries totalled 3,337,000 tonnes, which is 256,000 tonnes less than the previous quarter's 3,593,000 tonnes. Deliveries of timber products totalled 1,242,000 m^3, compared with the previous quarter's 1,312,000 m^3.

EUR million	Jan-Dec 2000	Jan-Mar 2000	Oct-Dec 2000	Jan-Mar 2001
Sales	13 017.0	2 991.7	3 678.0	3 637.0
EBITDA [1) 2)]	2 970.2	716.7	748.9	825.8
Operating profit [2)]	1 925.6	485.6	440.7	523.0
Operating margin [2)]	14.8%	16.2%	12.0%	14.4%
Operating profit	2 371.3	509.6	330.6	523.0
Profit before taxes [2)]	1 653.3	422.6	360.2	429.5
Profit before taxes	2 099.0	446.6	250.1	429.5
Net profit	1 435.0	290.7	175.9	283.3
EPS [2)], Basic, EUR	1.32	0.36	0.28	0.31
EPS, Basic, EUR	1.77	0.38	0.19	0.31
CEPS [2)], EUR	2.61	0.67	0.61	0.65
ROCE [2)]	16.8%	16.9%	12.4%	15.2%

1) EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortisation
2) Excluding non-recurring items

First quarter results (compared with previous quarter)
Sales for the quarter at EUR 3,637.0 million were almost the same as the previous quarter's EUR 3,678.0 million. The previous quarter's figure included sales of EUR 74.7 million from the Gruvön mill, which has been accounted as an associated company from 1 January 2001 onwards. The sales increase was attributable to increased sales prices in magazine paper, newsprint and packaging boards, partially offset by a decrease in fine paper prices. Regardless of recent weakening, the euro was on average stronger against the US dollar and the British pound than in the previous quarter having a negative EUR 90 million effect on sales.

The operating profit excluding non-recurring items for the first quarter was EUR 523.0 million (EUR 440.7 million), which is 18.7% more than in the previous quarter and 14.4% of sales. There was an improvement in operating profit in all paper and board product areas except fine paper due to increased prices, especially in newsprint. The previous period included EUR 8.3 million of operating profit from the Gruvön mill. Timber, Merchants and Forest operations reported lower profits than in the previous quarter.

The estimated currency effect of the US dollar and British pound on the operating profit was a negative EUR 20 million or EUR 0.01 per share. The fall in recovered paper prices increased the operating profit by EUR 15 million and the earnings per share by EUR 0.01. Increase in energy prices decreased operating profit by EUR 14 million or by EUR 0.01 per share.

The share of results of associated companies amounted to EUR 28.3 million (EUR 7.7 million), of which EUR 5.8 million was from Sunila Oy and EUR 21.4 million from Billerud AB. This contributed EUR 0.02 to earnings per share.

Net financial items were EUR 121.8 million. Net interest expenses for the quarter were EUR 77.0 million (EUR 95.9 million), which is 5.7% of interest-bearing net liabilities. Net foreign exchange loss was EUR 53.6 million, of which EUR -77.2 million (EUR 0.06 per share) was due to adoption of the new International Accounting Standard for Financial Instruments (IAS 39).

Profit before taxes and minority interests excluding non-recurring items amounted to EUR 429.5 million (EUR 250.1 million). Taxes totalled EUR 146 million (EUR 73.1 million), equivalent to a tax rate of 34.0% (29.2%). Taxes reduced earnings per shares by EUR 0.16. The minority interest on profits was EUR -0.2 million (EUR -1.2 million), and the profit for the period was EUR 283.3 million (EUR 175.9 million).

The return on capital employed was 15.2% (12.4%). Capital employed was EUR 13,611.1 million at the end of the period, a net decrease of EUR 291.8 million since the beginning of the year mainly due to year 2000 dividends.

First quarter results (compared with the same period in 2000)
Sales increased by EUR 645.3 million or 21.6%, including EUR 553.6 million due to the acquisition of Consolidated Papers. The first quarter of 2000 included EUR 81.7 million of sales from the Gruvön mill.

The operating profit excluding non-recurring items increased by EUR 37.4 million or 7.7%. Paper and board product areas reported increased profits with the largest increase in newsprint, but the operating profits of Timber, Merchants and Forest operations were lower than in the same period last year.

Profit before taxes and minority interests excluding non-recurring items increased by EUR 6.9 million. The estimated currency effect of the US dollar on the operating profit was a EUR 20 million.

Capital structure, EUR million	31 Dec. 2000	31 Mar. 2000	31 Mar. 2001
Fixed assets	15 280.7	11 601.8	15 061.9
Working capital	1 276.2	899.9	1 092.1
Operating capital	16 556.9	12 501.7	16 154.0
Net tax liabilities	-2 654.0	-1 711.6	-2 542.9
Capital employed	13 902.9	10 790.1	13 611.1
Shareholders' equity	8 570.8	6 069.5	8 430.5
Minority interests	149.4	206.6	140.3
Interest-bearing net liabilities	5 182.7	4 514.0	5 040.3
Financing total	13 902.9	10 790.1	13 611.1

Financing

The cash flow from operations was EUR 597.0 million (EUR 729.4 million). The operating cash flow (cash flow from operations minus investing activities) amounted to EUR 715.7 million (EUR 462.8 million). At the end of the period interest-bearing net liabilities were EUR 5,040.3 million, down EUR 142.4 million compared with the end of 2000. Cash reserves and unutilised credit facilities totalled EUR 2.2 billion at the end of the period.

The debt/equity ratio at the end of period was 0.59, the same as at the end of 2000. Equity per share was EUR 9.3 (EUR 9.4). The dividend of EUR 417.8 million for 2000 was deducted from the equity and entered into current liabilities. The date of the payment was 4 April 2001, after the end of the review period.

Change in interest-bearing net liabilities EUR million	Group cash flow	Translation difference	Impact on the balance sheet
Operating profit	523.0		523.0
Depreciation	298.8		298.8
Change in working capital[1]	-224.8	-8.9	-233.7
Cash flow from operations[1]	597.0	-8.9	588.1
Capital expenditure	-175.7		-175.7
Acquisitions	-10.3		-10.3
Disposals	20.6		20.6
Other change in fixed assets	284.1	-198.7	85.4
Operating cash flow[1]	715.7	-207.6	508.1
Net financing items	-93.5		-93.5
Taxes paid	-246.2	-11.0	-257.2
Share issue	11.9		11.9
Other change in shareholders' equity	7.2	-24.9	-17.7
Minority interests	-9.2		-9.2
Change in net interest-bearing net liabilities	385.9	-243.5	142.4

1) Excluding the unpaid dividend of EUR 417.8 million reported as interest free current liabilities

Capital expenditure

Capital expenditure totalled EUR 175.7 million, which is in line with the Group's policy of not exceeding the annual level of depreciation. The main investment during the quarter was the new pulping line (EUR 35 million) at Imatra, Finland, which came on stream 2 April.

On 9 January Stora Enso announced its plan to restructure its newsprint and magazine paper production capacity to increase profitability. Stora Enso intends to build a new 400,000 tonnes per year newsprint/SC machine at Langerbrugge, Belgium and to shut down two paper machines with a combined capacity of about 230,000 tonnes per year at Langerbrugge and Summa, Finland. The total investment cost is estimated at EUR 430 million. In addition, it was decided to shut down a 140,000 tonnes per year offline coater at Nymölla, Sweden. From the year 2002 Nymölla will concentrate on production of uncoated fine paper. During the quarter it was also decided to rebuild Summa's newsprint machine no. 3 and TMP plant at a cost of EUR 20 million.

Issues outstanding with competition authorities

The company has given its reply to a statement of objection from European Commission in autumn 1999 related to newsprint producer's operations from 1989 to 1995. The company is still waiting for the EU's response. No provision has been made in this respect.

Changes in group composition

As the Group's pulp sales and purchases are in balance, it was decided to dissolve the pulp product area and reallocate the non-integrated pulp mills to the product areas, so pulp is now included in product area reporting. All product area figures in this report have been calculated accordingly.

Major decisions of AGM on 20 March 2001

The Annual General Meeting of Shareholders approved the proposed dividend of EUR 0.45 per share.

Ilkka Niemi was elected to the Board of Directors in place of Raimo Luoma, who was resigning from the Board. All the other members were re-elected.

The AGM approved reduction of the share capital by EUR 39,390,190 through the cancellation of 910,600 A and 22,260,100 R repurchased shares. The new share capital was recorded in the Finnish Trade Register on 9 April 2001. The new share capital is EUR 1,539,058,903.90.

The Board of Directors was authorised to repurchase up to 9,679,000 A shares and up to 35,586,000 R shares by 19 March 2002. The repurchases started on 28 March 2001. By 10 April the company had repurchased 62,500 A and 1,721,500 R shares at a total cost of EUR 19 million, the average price paid for A shares being EUR 10.77 and for R shares EUR 10.75.

Events after the period

On 9 April Stora Enso announced that it will invest EUR 14 million in expanding the corrugated board and box production capacity of its Balabanovo mill in Russia from 70 million to 105 million m^2. The new capacity will come on stream in March 2002.

Market outlook

European demand is still fairly stable. European coated fine paper prices are under pressure, but magazine paper prices are still solid. European newsprint supply and demand are in balance. Paperboard market is weakening slightly. Buyers' inventories are generally low and further large-scale de-stocking is unlikely. Demand for sawn timber will remain weak. In North America, coated fine paper and magazine paper demand is expected to remain weak, with prices under pressure.

Stora Enso will continue to adjust capacity utilisation as appropriate. The full year financial results will depend very much on the industry's ability to maintain prices, on internal efficiency and cost awareness.

This report is unaudited.

Helsinki, 26 April 2001
Stora Enso Oyj
Board of Directors

Magazine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	Change I/IV %
Sales	2 818.8	562.5	590.0	729.1	937.2	910.2	-2.9
Operating profit	399.4	91.6	91.4	138.6	77.8	113.6	46.0
% of sales	14.2	16.3	15.5	19.0	8.3	12.5	
ROOC, %*	15.5	17.1	17.1	22.9	8.6	12.7	
Deliveries, 1000 t	3 269	676	707	838	1 048	994	-5.2

* ROOC = 100% x Operating profit/Operating capital

Compared with the last quarter of 2000, sales decreased by 2.9% to EUR 910.2 million. The operating profit was EUR 113.6 million, up 46%. Price rises of 5-8% for SC and LWC paper implemented in Europe at the beginning of 2001 and declines in chemical pulp and recovered paper prices, partially offset by higher energy prices, increased the operating profit. Production was curtailed for market reasons by 30,000 tonnes in North America.

Following the buoyant year 2000 for both Europe and North America, the market has calmed down, but demand has still remained fairly good. There is some concern about medium-weight coated (MWC) grades, which are affected by the slack market for coated fine paper.

Producers' inventories increased during the first quarter and now exceed last year's average figures.

The economic outlook for the coming months is still quite good for Europe, and demand and prices are not expected to change significantly from today's levels, though there is some uncertainty concerning coated papers. The North American market for magazine paper will be weaker than last year owing to economic uncertainty.

Newsprint

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	Change I/IV %
Sales	1 766.7	416.0	417.0	449.6	484.1	501.7	3.6
Operating profit	268.3	62.6	43.2	80.8	81.7	134.1	64.1
% of sales	15.2	15.0	10.4	18.0	16.9	26.7	
ROOC, %*	19.9	18.1	12.7	24.1	25.2	43.0	
Deliveries, 1000 t	3 134	759	747	789	840	780	-7.1

* ROOC = 100% x Operating profit/Operating capital

Compared with the previous quarter, sales increased by 3.6% to EUR 501.7 million and operating profit by 64.1% to EUR 134.1 million. Rises in European sales prices and lower recovered paper prices, partially offset by higher energy prices, increased the operating profit.

Slower growth in the economies has started to reduce newsprint consumption through cuts in advertising expenditure. In European markets in particular there is still good demand, but in North America some producers have already taken market-related downtime.

There were no curtailments at Stora Enso's newsprint mills during the period.

The market is expected to remain in good balance in the coming months.

Fine paper

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	Change I/IV %
Sales	3 473.2	758.5	768.1	883.5	1 063.1	1 021.3	-3.9
Operating profit	688.8	150.5	146.5	194.1	197.7	167.6	-15.2
% of sales	19.8	19.8	19.1	22.0	18.6	16.4	
ROOC, %*	20.3	21.4	20.9	24.5	16.6	14.9	
Deliveries, 1000 t	3 151	771	720	793	867	857	-1.2

* ROOC = 100% x Operating profit/Operating capital

Sales amounted to EUR 1,021.3 million, 3.9% less than in the previous quarter. The operating profit declined to EUR 167.6 million, about 15%, owing to market-related production curtailments of 135,000 tonnes, comprising 35,000 tonnes of curtailments in North America and 100,000 tonnes in Europe.

Demand for coated fine paper remained weak throughout the first quarter, especially in North America, mainly because of de-stocking, but price levels were maintained in Western Europe. Demand for uncoated fine paper has weakened somewhat, but with an order book of three weeks the market is still relatively healthy. However, the weak market is continuing to put downward pressure on the prices of both grades, even though producers' and customers' inventories are back to normal.

The coated fine paper market is expected to remain weak during the second half of the year.

Packaging boards

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	Change I/IV %
Sales	2 975.0	719.2	746.9	753.0	755.9	651.8	-13.8
Operating profit	441.3	115.7	91.2	130.5	103.9	115.1	10.8
% of sales	14.8	16.1	12.2	17.3	13.7	17.7	
ROOC, %*	15.4	16.4	12.7	18.0	14.5	17.5	
Deliveries, 1000 t	3 417	876	855	848	838	706	-15.8

* ROOC = 100% x Operating profit/Operating capital

Compared with the previous quarter, sales declined by EUR 104.1 million to EUR 651.8 million mainly because they no longer include the Gruvön mill sales. The operating profit rose by EUR 11.2 million to EUR 115.1 million due to price rises in some grades. Market-related production curtailments totalled 40,000 tonnes during the quarter.

Overall the market for consumer packaging boards was a bit weaker than in the previous quarter.

Corrugated packaging demand in Russia and the Baltic States grew. The Finnish market was stable but demand in Sweden weakened.

The market for laminating papers and cores was sound. The demand for containerboards and coreboards was clearly weaker than last year.

No major change in the market situation is expected in the second quarter.

PRODUCT AREAS

Timber

EUR million	2000	I/00	II/00	III/00	IV/00	I/01	Change I/IV %
Sales	1 242.1	298.1	334.8	293.7	315.5	307.3	-2.6
Operating profit	73.3	23.8	21.7	16.5	11.3	5.6	-50.4
% of sales	5.9	8.0	6.5	5.6	3.6	1.8	
ROOC, %*	18.6	24.6	22.1	16.5	11.5	5.7	
Deliveries, 1000 m^3	4 880	1 159	1 290	1 120	1 312	1 242	-5.3

* ROOC = 100% x Operating profit/Operating capital

Sales were EUR 307.3 million, down 2.6% on the previous quarter. The operating profit was EUR 5.6 million, down about 50%, mainly due to the weak market.

The global oversupply is especially severe in commodity construction and packaging grades. Some speciality segments in interior decorations have also been hit hard by the oversupply, which has led to a much steeper price decline than expected.

The markets in the USA and Japan are also suffering from flat consumption and oversupply in commodity construction materials, but the balance between supply and demand seems to be better in system building components.

Global demand for wood products is expected to remain flat, with the oversupply in the market persisting through the first half of 2001.

Merchants

Sales were EUR 231.4 million, and the operating profit was EUR 0.2 million. E-business project costs have reduced the operating profit by EUR 2.0 million.

The markets are expected to remain difficult throughout the year.

Forest

Sales rose by 4.2% to EUR 511.5 million, but the operating profit fell by 12.8% to EUR 25.3 million because lower volumes were harvested in the Group's own forests.

The market and wood prices remained stable in Finland and Sweden. The weather was better than the very wet end of last year, which had an adverse effect on forest operations and forest roads. However, curtailed production at some Swedish mills resulted in regional stock increases and downward pressure on pulpwood and sawlog prices.

Deliveries to the mills in the Nordic countries totalled 10.8 million m^3 (solid under bark), 7% more than in the previous quarter. Imports of wood increased by 23% to 2.5 million m^3. Felling in the Group's forests at 0.9 million m^3 was 46% less than in the previous quarter, when felling had been increased to compensate for private owners' weather-related problems.

FINANCIALS

Condensed Consolidated Income Statement

EUR million	Full year 2000	Jan.–Mar. 2000	Jan.–Mar. 2001
Sales	13 017.0	2 991.7	3 637.0
Expenses and other operating income	-7 520.6	-1 805.5	-2 251.9
Personnel expenses	-1 995.7	-445.5	-559.3
Depreciation, amortisation and impairment charges	-1 129.4	-231.1	-302.8
Operating profit	2 371.3	509.6	523.0
Share of results of associated companies	20.6	5.8	28.3
Net financial items	-292.9	-68.8	-121.8
Profit before tax and minority interests	2 099.0	446.6	429.5
Income tax expense	-650.3	-148.5	-146.0
Profit after tax	1 448.7	298.1	283.5
Minority interests	-13.7	-7.4	-0.2
Net profit for the period	1 435.0	290.7	283.3
Key ratios			
Basic earnings per share, EUR	1.77	0.38	0.31
Diluted earnings per share, EUR	1.76	0.38	0.31

Accounting principles

This interim report is in compliance with IAS 34 Interim Financial Reporting.

The accounting policies and methods of computation used in this interim report are the same as used in the last annual report, except that the Group adopted IAS 39, Financial instruments: Recognition and Measurement as of 1 January 2001,which has resulted in the following adjustments in the opening balance.

In accordance with the transitional provisions of IAS 39, Stora Enso recorded a cumulative adjustment of EUR 15.6 million net of taxes in retained earnings to recognise at fair value all derivatives that are designated as fair value hedging instruments. Stora Enso also recorded a cumulative adjustment of EUR -27.8 million in the retained earnings to recognise the difference between the carrying values and fair values of related hedged assets and liabilities.

Stora Enso recorded an adjustment of EUR 23.0 million in interest-bearing assets and adjustment of EUR 3.2 million in interest bearing-liabilities to recognise at the fair value all derivatives that are designated as cash flow hedging instruments. Stora Enso also recorded a corresponding cumulative adjustment of EUR 13.8 million net of taxes in the hedging reserve (equity) to recognise the difference between the carrying values and fair values of these derivatives.

Upon adoption of IAS 39 Stora Enso also recognised in its balance sheet other derivatives, either as assets or liabilities, and measured them at fair value. This recognition resulted in the adjustments of EUR 5.0 million in interest-bearing assets and EUR 25.2 million in interest-bearing liabilities. Stora Enso recorded a corresponding cumulative adjustment of EUR -14.3 million net of taxes in retained earnings to recognise the difference between the carrying values and fair values of these derivatives.

Stora Enso classified its investments as available for sale. Stora Enso measured these securities to fair value and recorded a cumulative adjustment of EUR 61.9 million net of taxes in the available for sale reserve (equity).

This report is unaudited

Key exchange rates for the euro

One euro is	Closing rate		Average rate	
	31 Dec. 2000	31 Mar. 2001	31 Dec. 2000	31 Mar. 2001
SEK	8.8313	9.157	8.4416	8.998054
USD	0.9305	0.8832	0.9242	0.923648
GBP	0.6241	0.6192	0.6088	0.632958
CAD	1.3965	1.3904	1.3711	1.410168

Condensed Consolidated Cash Flow Statement (IAS)

EUR million	2000	Jan.–Mar. 2000	Jan.–Mar. 2001
Cash flow from operating activities			
Operating profit	2 371.3	509.6	523.0
Adjustments	531.9	188.5	298.8
Change in net working capital	96.6	-70.9	-517.1
Cash flow generated by operations	2 999.8	627.2	304.7
Net financial items	-285.9	-68.7	-224.9
Income taxes paid	-553.3	-144.7	-246.2
Net cash provided by operating activities	2 160.6	413.8	-166.4
Acquisitions	-4 559.1	-31.9	-10.3
Proceeds from sale of fixed assets or shares	720.8	78.6	20.6
Capital expenditure	-769.3	-134.9	-175.7
Proceeds from the long-term receivables, net	-20.6	0.6	47.0
Net cash used in investing activities	-4 628.2	-87.6	-118.4
Cash flow from financing activities			
Change in long-term liabilities	2 077.8	-147.6	-178.7
Change in short-term borrowings	-744.8	-286.5	217.1
Dividends paid	-303.9	-	-
Proceeds from issuance of share capital	1 717.2	-	11.9
Purchase of own shares	-173.7	-	-81.6
Other change in shareholders' equity	-2.4	99.7	7.2
Other change in minority interests	-	-2.8	-9.2
Net cash used in financing activities	2 570.2	-337.2	-33.3
Net increase in cash and cash equivalents	102.6	-11.0	-318.1
Translation differences on cash holdings	-0.3	3.6	2.4
Cash and bank at the beginning of period	642.2	642.2	744.5
Cash and cash equivalents at end of period	744.5	634.8	428.8

Capital expenditure and commitments

EUR million	2000	Jan.-Mar. 2000	Jan.-Mar. 2001
Opening net book amount	11 248.4	11 248.4	15 103.4
Acquisition of subsidiary	5 830.3	11.1	10.3
Additions	769.3	134.9	175.7
Disposals	-1 315.3	-33.2	-300.6
Depreciation, amortisation, impairment and translation differences	-1 429.3	-39.5	-106.1
Closing net book amount	15 103.4	11 321.7	14 882.7
Borrowings			
Current	1 340.8	1 652.7	1 623.7
Non-current	5 514.7	3 829.7	5 358.6
Total	6 855.5	5 482.4	6 982.3
Opening amount, borrowings	5 769.5	5 769.5	6 855.5
Acquisition of subsidiary	1 204.9	10.9	-
Proceeds from (payments of) borrowings, net	76.8	-434.1	106.5
Translation difference	-195.7	136.1	20.3
Closing amount	6 855.5	5 482.4	6 982.3
Acquisition			
Property, plant and equipment	3 897.3	11.1	10.3
Borrowings	-1 204.9	-10.9	-
Other assets, less liabilities	-66.3	15.9	-
Fair value of net assets	2 626.1	16.1	10.3
Goodwill	1 933.0	15.8	-
Total purchase consideration	4 559.1	31.9	10.3

Condensed Consolidated Balance sheet

Assets

EUR million		31 Dec. 2000	31 Mar. 2000	31 Mar. 2001
Fixed assets and other long-term investments				
Property, plant and equipment, intangible assets and goodwill	O	15 103.4	11 321.7	14 882.7
Investment in other companies	O	177.2	280.1	179.2
Investment in associated companies	I	213.6	166.6	354.6
Investments	I	132.3	50.0	204.7
Non-current loan receivables	I	486.3	67.7	484.2
Deferred tax assets	T	11.7	5.9	17.0
Other non-current assets	O	254.5	87.4	256.1
Fixed assets and other long-term investments		16 379.0	11 979.4	16 378.5
Current assets				
Inventories	O	1 589.5	1 343.4	1 676.4
Tax receivables	T	153.0	97.1	149.9
Short-term receivables	O	2 360.7	2 227.6	2 371.1
Current portion of loan receivables	I	96.2	49.3	469.7
Cash and cash equivalents	I	744.4	634.8	428.8
		4 943.8	4 352.2	5 095.9
Total assets		21 322.8	16 331.6	21 474.4

Shareholders' equity and liabilities

EUR million		31 Dec. 2000	31 Mar. 2000	31 Mar. 2001
Shareholders' equity		8 570.8	6 069.5	8 430.5
Minority interests		149.4	206.6	140.3
Long-term liabilities				
Pension provisions	O	771.8	578.9	777.8
Deferred tax liabilities	T	2 247.5	1 521.1	2 256.0
Other provisions	O	173.4	200.4	150.2
Long-term debt	I	5 514.7	3 829.7	5 358.6
Other long-term liabilities	O	92.6	88.0	51.9
		8 800.0	6 218.1	8 594.5
Current liabilities				
Interest-bearing liabilities	I	1 340.8	1 652.7	1 623.7
Tax liabilities	T	571.2	293.5	453.8
Other current liabilities	O	1 890.6	1 891.2	2 231.6
		3 802.6	3 837.4	4 309.1
Total minority interests and liabilities		12 752.0	10 262.1	13 043.9
Total shareholders' equity and liabilities		21 322.8	16 331.6	21 474.4

Items designated with "O" are included in the operating capital.
Items designated with "I" are included in interest-bearing net liabilities.
Items designated with "T" are included in the tax liability.

Equity Reconciliation (IAS)

EUR million	Share capital	Share issue	Share issue premium	Treasury shares	Other comprehensive income	Cumulative translation adjustment	Retained earnings	Total
Balance at 31 Dec. 1997	1 277.5		354.3			-19.9	3 901.3	5 513.2
Change in accounting policy with respect to forest accounting (net of deferred tax)						2.8	12.1	14.9
Balance at 31 Dec. 1997, restated	1 277.5		354.3			-17.1	3 913.4	5 528.1
Transfer to reserves			23.4				-23.4	
Dividends paid (EUR 0.33 per share)							-242.6	-242.6
Net profit for the period							185.3	185.3
Translation adjustment						-170.9		-170.9
Balance at 31 Dec. 1998, restated	1 277.5		377.7			-188.0	3 832.7	5 299.9
Balance at 31 Dec. 1998	1 277.5		377.7			-188.0	3 826.3	5 293.5
Effect of adopting IAS 19 (revised)							-27.2	-27.2
Change in accounting policy with respect to forest accounting (net of deferred tax)							6.4	6.4
Balance at 31 Dec. 1998, restated	1 277.5		377.7			-188.0	3 805.5	5 272.7
Warrants exercised	0.1		1.9					2.0
Dividends paid (EUR 0.35 per share)							-268.3	-268.3
Net profit for the period							746.4	746.4
Translation adjustment						203.7		203.7
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Balance at 31 Dec. 1999, as previously reported	1 277.6		379.6			12.7	4 283.3	5 953.2
Change in accounting policy with respect to forest accounting (net of deferred tax)						3.0	0.3	3.3
Balance at 31 Dec. 1999, restated	1 277.6		379.6			15.7	4 283.6	5 956.5
Dividends paid (EUR 0.40 per share)							-303.9	-303.9
To be placed at the disposal of the Board of Directors							-1.0	-1.0
Share issue	0.4		-0.4					0.0
Share issue (Consolidated Papers)	284.5		1 432.7					1 717.2
Conversion of share capital from FIM to EUR	13.8		-13.8					0.0
Acquisition of Stora Enso Oyj shares				-173.7				-173.7
Options issued (Consolidated Papers)			25.1				0.9	26.0
Net profit for the period							1 435.0	1 435.0
Translation adjustment						-85.3		-85.3
Balance at 31 Dec. 2000	1 576.3		1 823.2	-173.7		-69.6	5 414.6	8 570.8
Effect of adopting IAS 39					75.7		-26.5	49.2
Balance at 31 Dec. 2000, restated	1 576.3		1 823.2	-173.7	75.7	-69.6	5 388.1	8 620.0
Acquisition of Stora Enso Oyj shares				-81.6				-81.6
Dividends paid (EUR 0.45 per share)							-417.8	-417.8
Share issue	0.5		1.8					2.3
Share issue	1.6	3.3	4.7					9.6
Net profit for the period							283.3	283.3
Change in other comprehensive income entries					-10.2			-10.2
Translation adjustment						24.9		24.9
Balance at 31 Mar. 2001	1 578.4	3.3	1 829.7	-255.3	65.5	-44.7	5 253.6	8 430.5

Other comprehensive income comprises hedging reserve of cash flow derivatives and available for sale reserve.

Commitments and Contingent Liabilities

EUR million	31 Dec. 2000	31 Mar. 2000	31 Mar. 2001
On own behalf			
Pledges given	38.9	67.6	22.0
Mortgages	400.8	646.0	407.1
On behalf of associated companies			
Mortgages	1.0	1.0	1.0
Guarantees	14.5	11.2	14.4
On behalf of others			
Pledges given	0.4	2.6	0.4
Guarantees	102.8	201.6	101.1
Other commitments, own			
Leasing commitments, in next 12 months	30.3	23.2	31.3
Leasing commitments, after next 12 months	106.9	95.3	148.0
Pension liabilities	2.9	3.0	2.7
Other contingencies	87.2	42.3	100.4
Total			
Pleges given	39.3	70.2	22.4
Mortgages	401.8	647.0	408.1
Guarantees	117.3	212.8	115.5
Leasing commitments	137.2	118.5	179.3
Pension liabilities	2.9	3.0	2.7
Other commitments	87.2	42.3	100.4
Total	**785.7**	**1 093.8**	**828.4**

Risk Management Contracts

EUR million	31 Dec. 2000	31 Mar. 2000	31 Mar. 2001
Current value			
Interest rate derivatives	16.7	-0.5	4.2
Foreign exchange derivatives	113.8	20.3	-125.1
Commodity derivatives	5.0		18.9
Equity swaps			-15.8
Nominal value			
Interest rate derivatives	737.5	1 059.8	1 356.7
Foreign exchange derivatives	4 801.9	3 781.9	5 134.4
Commodity derivatives	175.9		211.0
Equity swaps			73.8

Sales by product area

EUR million	1999	I/2000	II/2000	III/2000	IV/2000	2000	I/2001
Magazine	2 156.5	562.5	590.0	729.1	937.2	2 818.8	910.2
Newsprint	1 641.8	416.0	417.0	449.6	484.1	1 766.7	501.7
Fine paper	2 493.8	758.5	768.1	883.5	1 063.1	3 473.2	1 021.3
Packaging boards	2 541.5	719.2	746.9	753.0	755.9	2 975.0	651.8
Timber	1 140.0	298.1	334.8	293.7	315.5	1 242.1	307.3
Merchants	787.2	225.4	221.4	212.9	230.9	890.6	231.4
Forest	1 630.3	508.1	452.2	426.4	490.7	1 877.4	511.5
Other	-1 880.7	-522.8	-449.5	-494.8	-599.4	-2 066.5	-498.2
Continuing operations total	10 510.4	2 965.0	3 080.9	3 253.4	3 678.0	12 977.3	3 637.0
Divested paper units	24.7	0.0	0.0	0.0	0.0	0.0	0.0
Discontinuing operations, Energy	228.0	46.4	23.9	0.0	0.0	70.3	0.0
Internal sales, Energy	-127.4	-19.7	-10.9	0.0	0.0	-30.6	0.0
Total	10 635.7	2 991.7	3 093.9	3 253.4	3 678.0	13 017.0	3 637.0

Adjusted operating profit by product area

(Product area figures excluding non-recurring items and goodwill amortisation)

EUR million	1999	I/2000	II/2000	III/2000	IV/2000	2000	I/2001
Magazine	328.4	91.6	91.4	138.6	77.8	399.4	113.6
Newsprint	306.4	62.6	43.2	80.8	81.7	268.3	134.1
Fine paper	238.7	150.5	146.5	194.1	197.7	688.8	167.6
Packaging boards	237.7	115.7	91.2	130.5	103.9	441.3	115.1
Timber	43.5	23.8	21.7	16.5	11.3	73.3	5.6
Merchants	4.1	5.0	2.4	0.5	2.0	9.9	0.2
Forest	132.3	28.2	34.5	23.6	29.0	115.3	25.3
Other	-22.9	-4.6	-2.9	-1.7	-25.9	-35.1	-1.9
Continuing operations Total	1 268.2	472.8	428.0	582.9	477.5	1 961.2	559.6
Divested paper units	-1.6	0.0	0.0	0.0	0.0	0.0	0.0
Discontinued operations, Energy	91.9	26.9	25.8	0.0	0.0	52.7	0.0
Operating profit Total (adjusted)	1 358.5	499.7	453.8	582.9	477.5	2 013.9	559.6
Amortisation on consolidation goodwill	-61.9	-14.1	-14.8	-22.6	-36.8	-88.3	-36.6
Non-recurring items	103.0	24.0	554.9	-23.1	-110.1	445.7	0.0
Operating profit Total (IAS)	1 399.6	509.6	993.9	537.2	330.6	2 371.3	523.0
Net financial items	-266.6	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8
Share of results of associated companies	9.7	5.8	4.4	2.7	7.7	20.6	28.3
Profit before tax and minority interests	1 142.7	446.6	901.8	500.5	250.1	2 099.0	429.5
Income tax expense	-391.8	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0
Profit after tax	750.9	298.1	634.9	338.6	177.0	1 448.7	283.5
Minority interests	-4.5	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2
Net profit for the period	746.4	290.7	633.9	334.5	175.9	1 435.0	283.3

Operating profit by product area (IAS)

EUR million	1999	I/2000	II/2000	III/2000	IV/2000	2000	I/2001
Magazine	306.0	86.1	87.1	127.9	56.7	357.8	98.1
Newsprint	299.1	61.0	43.2	79.2	80.1	263.5	132.5
Fine paper	238.2	148.1	148.4	167.7	164.7	628.9	152.7
Packaging boards	247.7	114.3	95.3	129.1	13.5	352.2	113.5
Timber	41.0	22.4	21.7	15.1	9.9	69.1	4.1
Merchants	0.5	4.1	2.8	0.3	1.1	8.3	-0.5
Forest	132.3	28.2	36.7	26.5	27.3	118.7	25.3
Other	-28.3	18.5	8.1	-8.6	-22.7	-4.7	-2.7
Continuing operations Total	1 236.4	482.7	443.3	537.2	330.6	1 793.8	523.0
Divested paper units	22.9	0.0	0.0	0.0	0.0	0.0	0.0
Discontinued operations, Energy	140.1	26.9	550.6	0.0	0.0	577.5	0.0
Operating profit Total	1 399.4	509.6	993.9	537.2	330.6	2 371.3	523.0
Net financial items	-266.6	-68.8	-96.5	-39.4	-88.2	-292.9	-121.8
Share of results of associated companies	9.7	5.8	4.4	2.7	7.7	20.6	28.3
Profit before tax and minority interests	1 142.5	446.6	901.8	500.5	250.1	2 099.0	429.5
Income tax expense	-391.8	-148.5	-266.9	-161.9	-73.1	-650.3	-146.0
Profit after tax	750.7	298.1	634.9	338.6	177.0	1 448.7	283.5
Minority interests	-4.5	-7.4	-1.0	-4.1	-1.2	-13.7	-0.2
Net profit for the period	746.2	290.7	633.9	334.5	175.9	1 435.0	283.3

SHARES

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
January	11.40	11.25	99.00	102.00	10.55
February	11.80	11.70	105.50	105.00	10.58
March	10.60	10.74	96.50	98.00	9.25

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
January	268 855	39 171 154	445 589	36 213 250	3 907 200
February	662 961	28 457 016	383 103	36 990 926	3 210 800
March	1 139 490	48 983 467	1 037 696	40 262 981	2 530 200
Total	2 071 306	116 611 637	1 866 388	113 467 157	9 648 200

Market capitalisation on 31 March was EUR 9.9 billion on the Helsinki Exchanges.

Number of shares outstanding	A shares	R shares	Total
Number of shares, 31 Dec. 1999	208 951 188	550 658 501	759 609 689
New R shares subscribed, 26 Jan. 2000		246 000	246 000
Share issue (Consolidated Papers Inc.), 11 Sep. 2000		167 367 577	167 367 577
Conversion of A shares to R shares,16-27 Oct. 2000	-14 454 732	14 454 732	-
Number of shares entered in the trade register, 31 Dec. 2000	**194 496 456**	**732 726 810**	**927 223 266**
New R shares subscribed, 5 Jan. 2001		312 000	312 000
New R shares subscribed, 16 Mar. 2001		964 201	964 201
Shares cancelled as decided by AGM 2001	-910 600	-22 260 100	-23 170 700
Number of shares entered in the trade register, 9 Apr. 2001	**193 585 856**	**711 742 911**	**905 328 767**
Number of shares repurchased, 25 Apr. 2001	62 500	1 721 500	1 784 000
Number of shares outstanding, 25 Apr. 2001	193 523 356	710 021 411	903 544 767
New R shares subscribable against bonds with warrants		2 412 000	2 412 000
New R shares in form of ADRs subscribable against Stora Enso North America option programme		4 715 424	4 715 424
R shares owned by Stora Enso's subsidiary, Merivienti Oy		-5 591	-5 591

• On 25 April 2001 Stora Enso Oyj held 62,500 Series A shares and 1,721,500 Series R shares, counter value EUR 3.0 million. This represents 0.2% of the company's share capital and 0.1% of voting rights.
• Stora Enso's subsidiary Merivienti Oy holds 5,591 Series R shares, counter value EUR 9,504.70. This represents 0.0% of the company's share capital and voting rights.

Largest Shareholders as of 31 March 2001	% of shares	% of votes
Finnish State	14.8	23.8
Investor AB	8.4	23.7
Social Insurance Institution of Finland	3.0	9.0
Sampo-Varma Group	1.1	3.8
Varma-Sampo Mutual Pension Insurance Company	1.0	3.4
Robur	4.0	1.4
Ilmarinen Mutual Pension Insurance Company	0.9	1.1
Erik Johan Ljungberg's Training Fund	0.7	0.9
Suomi Mutual Life Assurance Company	0.2	0.8
Knut and Alice Wallenberg Foundation	0.2	0.6
10 largest in total	**34.5**	**68.7**

The interim review for January – June will be published on 26 July 2001.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Graphic design: Incognito Design • Paper: Stora Enso MultiArt Silk 150 g/m²/Libris 2001

Stora Enso Oyj
P.O.Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

www.storaenso.com
www.storaenso.com/investors

"Stora Enso is the customers' first choice"

ANNUAL REPORT 2000

Contents

Financial Information in 2001

Stora Enso website: www.storaenso.com/investors

7 February .... Financial result for 2000 operations
26 April .... Interim Review, January – March 2001
26 July .... Interim Review, January – June 2001
25 October .... Interim Review, January – September 2001

20 March .... Annual General Meeting

Your Investor Relations contacts are:

Maija Harsu
Tel. +358 2046 21242
Fax +358 2046 21307
P.O. Box 309
FIN-00101 Helsinki
maija.harsu@storaenso.com

Scott Deitz
Tel. +1 715 422 1521
Fax +1 715 422 3882
P.O.Box 8050
Wisconsin Rapids, WI 54495-8050
scott.deitz@storaenso.com

Languages

The Annual Report, Interim Review and Environmental Report are available in English, Finnish, Swedish and German.

The Annual Report and Environmental Report will be distributed to all shareholders. The printed Interim Review is available on request from: corporate.communications@storaenso.com or from the back cover addresses.

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

Year 2000 in brief

Good market

During the first nine months of the year demand and prices were strong but from autumn on the market gradually weakened as a result of de-stocking and softening of the US market, which led to production curtailments especially in pulp and coated fine paper. Despite weaker demand prices remained stable. The sawn timber market suffered somewhat from increased supply and high inventories during the year.

Financial result improved

Earnings per share before non-recurring items rose by 48% to EUR 1.32. Cash earnings per share before non-recurring items were EUR 2.61, up 25%.

Operating profit before non-recurring items reached EUR 1,925.6 million, 15% of sales, and profit before tax and minority interests respectively was EUR 1,653.3 million.

The improvements were attributable to higher prices, increased delivery volumes, favourable currency development and improved efficiency, which more than offset high recovered paper prices, the paper industry strike in Finland in April and lower delivery volumes in the autumn resulting from production curtailments.

Financial targets met

Return on capital employed (ROCE) before non-recurring items was 16.8%, the target being 13% over the cycle. The debt/equity ratio was 0.59, well below the target of 0.8. Capital expenditure amounted to EUR 769.3 million, less than the depreciation and consistent with Group's objective that the capital expenditure should not exceed the depreciation.

Stora Enso's synergies totalled EUR 240 million, compared with the target of EUR 170 million for the year 2000.

Dividend raised

The Board of Directors proposes to the Annual General Meeting a dividend per share of EUR 0.45, giving a payout ratio of 34%.

Year of restructuring

The structural streamlining of the Group continued. The main changes were the sale of power assets outside mills and the decisions to acquire the US-based paper producer, Consolidated Papers, Inc. and to restructure our interest in the Gruvön mill in Sweden.

Financial highlights

	1999	2000
Sales, EUR million	10,635.7	13,017.0
Operating profit, EUR million	1,399.6	2,371.3
– before non-recurring items, EUR million	1,296.6	1,925.6
– % of sales	12.2	14.8
Profit before tax and minority interests, EUR million	1,142.7	2,099.0
– before non-recurring items, EUR million	1,039.7	1,653.3
Profit for the period, EUR million	746.4	1,435.0
Capital expenditure, EUR million	740	769
– % of sales	7.0	5.9
Interest-bearing net liabilities, EUR million	4,783	5,183
Capital employed, EUR million	10,941	13,903

	1999	2000
Return on capital employed (ROCE), %	13.1	20.7
– before non-recurring items, %	12.1	16.8
Debt/equity ratio	0.78	0.59
Earnings per share, EUR	0.98	1.77
- before non-recurring items, EUR	0.89	1.32
Cash earnings per share, EUR	2.18	3.16
- before non-recurring items, EUR	2.09	2.61
Equity per share, EUR	7.8	9.4
Dividend per share, EUR	0.40	0.45[1]
Market capitalisation, EUR million	13,209	11,733
Deliveries of paper and board, million tonnes	12.0	13.0
Deliveries of timber products, million m^3	4.6	4.9
Average number of employees	40,226	41,785

[1] proposed dividend



We take the lead

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers and packaging boards, areas in which the Group is a global market leader. Stora Enso also conducts extensive sawmilling operations. To strengthen its market position and better serve customers in the United States, the company acquired the U.S.-based, Consolidated Papers, Inc. in 2000. Selective core business expansion is also under way in Europe, North America and Asia.

Today Stora Enso's sales total EUR 13 billion and annual paper and board production capacity approximately 15 million tonnes. Some 45,000 persons are employed in more than 40 countries and the company's shares are listed in Helsinki, New York and Stockholm.

As an integrated company, Stora Enso is able to satisfy a significant part of its raw material needs internally, ensuring continuity of production. The company owns approximately 2.6 million hectares of forest-land in Finland and Sweden and some 0.3 million hectares in the United States as well as significant forest areas in Canada and Portugal. Power plants at Stora Enso's mills provide approximately 40% of the company's power requirements. Stora Enso's annual pulp trading is in balance.

Stora Enso's environmental and social responsibility policy is [illegible] to developing business towards [illegible], social and economic sustainability. This is recognised as a shared responsibility, enabling the continuous improvement in operations.

PRODUCTS	MARKET POSITION	RESOURCES	OF SALES
Uncoated super-calendered (SC), uncoated machine-finished (MF) papers, lightweight coated (LWC), medium-weight coated (MWC), heavy-weight coated (HWC), machine-finished coated (MFC) papers, wallpaper. Used for magazines, printed advertising material, catalogues, direct marketing products and wallpaper.	• world's second-largest producer of magazine paper • main markets Europe and North America • market share about 22% in Europe and 20% globally • total production capacity 4.5 million tonnes	• 17 mills, located in the USA (5), Finland (4), Germany (4), Sweden (1), Belgium (1), Canada (1) and France (1)	Magazine paper 19%
Standard newsprint and improved newsprint, newsprint specialities and book papers. Used for newspapers, newspaper supplements, advertising leaflets, telephone directories and books.	• world's fourth-largest producer of newsprint • largest producer in Europe • market share about 24% in Europe and 7% globally • total production capacity 3.3 million tonnes	• 9 mills, located in Finland (3), Sweden (2), Germany (2), Belgium (1) and Canada (1)	Newsprint 13%
Graphic papers (coated fine paper) and office papers (uncoated fine paper). Used for high-quality books, document printing paper and promotional material.	• world's second largest producer of graphic papers • main markets Europe, North America and Asia • graphic paper market share 15% in Europe and 10% globally • second-largest European supplier of office papers • total production capacity 4 million tonnes	• 12 graphic paper mills, located in the USA (3), Finland (2), Sweden (4), Germany (2) and China (1) • 6 office paper mills, located in Finland (3), Sweden (2) and the Netherlands (1) • about 20% shareholding in Advance Agro and an agreement to market its production	Fine paper 21%
Liquid packaging boards, cupstock and food service boards, cartonboards, containerboards (corrugated raw materials), corrugated boxes, kraft papers, coreboards, cores, and laminating papers.	• one of the world's leading producers of consumer packaging boards • main markets Europe and Asia • total production capacity 3 million tonnes of packaging boards and papers, 300,000 tonnes of corrugated board, and 135,000 tonnes of cores	• packaging boards and papers are produced in Finland, Sweden, Germany, Spain, France and the USA • cores are produced in Finland, the UK, the USA, Spain, Sweden, Germany and the Netherlands • corrugated board is produced in Finland, Sweden, Estonia, Latvia, Lithuania, Poland and Russia • altogether 45 production facilities	Packaging boards 19%
Sawn timber and its further-processed products. Used in construction, joinery and furniture industries.	• world's third-largest producer of sawn softwood • main markets Europe, North Africa, North America and Asia • sawn timber capacity 5.7 million m^3 and further-processing capacity 1.5 million m^3	• 19 sawmills and 13 further-processing sites • Nordic production sites in Finland (8), Sweden (4) and one in Estonia (33% ownership) • Central European production sites in Austria (4) and the Czech Republic (2) • further-processing factories in Austria, the Czech Republic, Sweden, Finland, Estonia, the Netherlands and Germany	Timber products 7%
Northern bleached softwood kraft (NBSK), Northern bleached hardwood kraft (NBHK), bleached eucalyptus kraft (BEKP) and fluff pulp. Used for various kinds of paper and board, fluff pulp for hygiene products.	• Stora Enso's market pulp covers all major grades • main market Europe • Stora Enso's pulp production and consumption are in balance	• pulp in bales produced at 7 mills, located in Finland (3), Sweden (3) and Portugal (1)	Pulp 12%

Mission, vision and values

Mission
We promote communication and well-being of people by turning renewable fibre into paper, packaging and processed wood products.

Vision
We will be the leading forest products company in the world
- We take the lead in developing the industry
- Customers choose us for the value we create for them
- We attract investors for the value we create
- Our employees are proud to work with us
- We are an attractive partner for our suppliers.

Values
Customer focus
"We are the customers´ first choice"

Performance
"We deliver results"

Responsibility
"We comply with principles of sustainable development"

Emphasis on people
"Motivated people create success"

Focus on future
"We take the first step"

Strategy
To be the world's leading forest products company, Stora Enso will
- focus on three core product areas: publication papers (magazine paper and newsprint), fine paper and packaging boards supported by timber products and pulp
- create shareholder value by conducting business in a profitable and socially responsible way
- continuously improve by identifying and leveraging synergies, enhancing productivity and making carefully identified investments
- grow primarily through mergers and acquisitions

Financial targets
Return on capital employed > 13% over the cycle
Debt/equity ratio ≤ 0.8

Dividend policy
One third of the total net profit
- the dividend is based on long-term profit from business operations and not on year-to-year fluctuations resulting from the nature of the forest industry's business cycle.

A strategy for profitable growth and the creation of value-added

The year 2000 favoured Stora Enso's growth, profitability and globalisation. In line with our strategy, growth towards becoming the world's leading forest products company took place through a selected corporate acquisition and divestments. This also raised shareholder value.

Growth through acquisitions

The acquisition of the U.S. Consolidated Papers in August 2000 marked the first step in the formation of a truly global forest products company. With one corporate acquisition Stora Enso secured a leading position on the North American market as a producer of quality coated papers.

Concentration on core business

Our strategy of concentration on our core business – the production of publication papers, fine paper and packaging boards – was implemented inter alia through the divestment of power plants outside the mills. We closed down some 165,000 tonnes of production capacity and restructured our ownership in the Gruvön mill in Sweden. The company's true competence lies in its core business. By concentrating on this we create value added.

Globally local

For Stora Enso global also means local. Global growth brings us closer to our customers and enables us to give them maximum service. The Consolidated Papers' acquisition supports our strategy in this respect also.

In September 2000 our share was listed on the New York Stock Exchange with the aim of bringing us closer to international investors. Good liquidity on the world's largest capital market alongside our international peers creates prerequisites for a fair valuation of the share and improved visibility in the United States.

Key figures in line with targets

An improved return on capital employed, a decline in the debt/equity ratio and strong cash flow were three of our financial achievements in 2000. Performance was boosted by the good market situation and the realisation of synergy benefits.

Belief in quality management

During 2000 our quality management received external recognition when our subsidiary Laminating Papers won the Finnish quality award. Total Quality Management has led to a clear improvement in profitability and strengthened our common values. The number of units practising TQM evaluation will increase as the Consolidated Papers' units and employees are incorporated in this process.

A foundation built on values

Increasing emphasis is being placed on another of our key values, responsibility. In this area too we have received external recognition. For the second time the Stora Enso share has been included in the Dow Jones Sustainability Group Index which lists the world's leading companies in this area. The growing role played by our environmental management systems also reflects our commitment to responsible operation. By the end of the year 2000 76% of our paper, pulp and board was produced by units holding the ISO 14 001 certificate and/or EMAS registration. We have also decided to draw up a code of conduct to ensure that social responsibility forms part of our day-to-day business. New indicators will be created to facilitate monitoring.

Emphasis on people is a value which receives still greater emphasis in a multi-culture company. We strive to promote cultural inter-action by rewarding people for their work and helping them achieve their targets through training. Employee satisfaction is continuously monitored and we encourage feedback. People form a very important resource and together we will build a company of which we can all be proud.

Growth continues

Stora Enso wishes to be a trail-blazer - the first and best choice for customers, employees and investors. We will continue to work towards this end during the year 2001.

Letter to shareholders

Dear shareholder

The year 2000 was another good year for Stora Enso. We are pleased to report that, against the backdrop of a buoyant world economy, the company has produced a set of excellent financial results. This is a reflection of our successful strategy of global growth and our core businesses. Demand for paper and board remained strong and prices rose accordingly. During the year we successfully completed our integration process following the Stora Enso merger and achieved the synergy and productivity improvement targets of the merger.

Sales and earnings were up and the Board has proposed an increased dividend of EUR 0.45 per share, in line with the policy of maintaining a payout ratio of one third of net profit over the business cycle.

In particular, we are pleased to report that the Company's continued strategy of international diversification remains on course. In September the Group achieved a milestone in gaining a listing of its R share on the New York Stock Exchange (NYSE) via an American Depositary Share. Trading volumes have been sound, meeting the Board's expectations and reflecting international investor confidence in our Company.

During the year under review, we undertook the strategic acquisition of the US company, Consolidated Papers. Through this purchase the Company achieved a strong foothold in North America and gained a significant share of the important US coated paper market. The integration process is off to a good start and proceeding according to plan. We will continue to consolidate our position and improve profitability in North America and will review opportunities to further increase our market shares.

In Asia and South America our objective is to secure access to sustainable short fibre resources. To this end, during the year, Stora Enso strengthened its presence in the reforestation activity in both Indonesia and Brazil.

In addition to our international expansion plans the Company is actively pursuing a strategy to focus on core business areas. As a result, during the year under review, we sold power assets outside our mills and disposed of our interest in the Gruvön mill to the newly-formed Billerud AB, jointly owned with AssiDöman of Sweden.

It is essential that we bring the Company closer to its end customers and continuously improve customer service. In the magazine and newsprint business we have announced our plan to invest in the latest technology and to construct a modern newsprint/SC paper facility in Langerbrugge, Belgium. Conversely, we are ceasing production of two older machines at our mills in Langerbrugge and Summa, Finland.

Increasing the use of recovered paper will improve the Group's competitiveness. Investing in newer modern facilities, Stora Enso will sustain asset quality. This will position our company to maintain profitable growth in Europe, our key home market, as well as in markets overseas.

Our growth emphasis is on mergers and acquisitions. Opportunities will be evaluated as and when they arise. We will seek those that offer good asset quality and a positive impact on our earnings. In the short term an acquisition may temporarily raise the level of the Company's debt/equity ratio, but it is the Board's objective to maintain a ratio of around 0.8.

The world economy is moving towards globalisation, where scale and flexibility are key to servicing increasingly global customers. To ensure that the Company benefits from this trend, the Board is determined to continue our strategy of globalisation and focus. To maintain this strategy, we will be pursuing profitable business opportunities in mature markets, while extending our global reach.

Our new London International Office, that opened in November 2000, reflects the growing globalisation of the group. It facilitates international job opportunities and provides a venue for management to meet on a regular basis. One of the key objectives for the coming year is to strengthen international investor awareness of our Company. We will strongly promote the Company to international investors, with special priority being in the US.

Our vision is to become the world's leading forest products company, applying sustainability in all that we do. We will therefore carry on implementing the Stora Enso Excellence 2005 programme, which will

form the backbone of our quality management system.

The synergies and improved productivity programmes along with the latest investments have placed the Company in a position to pursue profitable global growth. As we look to the future, we will focus on the customer and conduct our business to meet the high standards of our investors and employees, even during possible turbulence and uncertainty in the market.

Helsinki, 7 February 2001



Jukka Härmälä
CEO

Claes Dahlbäck
Chairman

Shares and shareholders

Share capital

The Annual General Meeting held on 21 March 2000 approved the proposal to convert the company's share capital into euro denomination and to abolish the nominal value of the shares. In accordance with the Articles of Association, the minimum share capital of the company is EUR 850 million and the maximum EUR 3,400 million within which limits the share capital may be raised or lowered without amending the Articles of Association. The counter-value of the shares is EUR 1.70 per share. On 31 December 2000, the company's fully paid-up share capital entered in the Finnish Trade Register was EUR 1,576.3 million. On 5 January 2001 an increase in share capital was entered in the Finnish Trade Register, which raised the fully paid-up share capital to EUR 1,576.8 million.

Shares

The company's shares are divided between series A and series R shares. All shares carry equal rights to dividend. The difference lies in the voting rights. At an Annual General Meeting, each A share and each ten R shares entitle the holder to one vote. However, each shareholder has at least one vote.

Since 13 September 2000 Stora Enso series R shares are traded on the New York Stock Exchange (NYSE) in the form of American Depositary Receipts (ADRs). Each ADR represents one Stora Enso series R share. Citibank, N.A. is the depositary bank for the ADRs.

The company's shares are entered in the Book-Entry Securities System maintained by the Finnish Central Securities Depositary. On 31 December 2000, 315,062,191 of the company's shares were registered in the Swedish Securities Register Center as VPC shares and 103,337,792 of the company's R shares in the form of ADRs were registered in Citibank, N.A.

Share issues

On 18 August 2000 an Extraordinary General Meeting approved the issuance of up to 200,000,000 new R shares to shareholders of Consolidated Papers for the acquisition of Consolidated Papers, Inc. On 11 September 2000, 167,367,577 new R shares were issued. The new shares were listed on 13 September 2000 on the NYSE in the form of ADRs and carry full right to dividend for the financial year 2000. The issue raised the company's share capital by EUR 284,524,881.

In December 2000, 312,000 new R shares were issued against bonds with warrants issued to management in 1997. The new R shares carry full right to dividend for the financial year 2000. The issue raised the company's share capital by EUR 530,400.

Conversion

Under the Articles of Association, the company's A shares may, at the request of a shareholder, be converted into R shares on dates to be decided annually by the Board of Directors. During the conversion period 16-27 October 2000 a total of 3,258 requests for conversion were made. On the basis of these requests 14,454,732 A shares were converted into R shares.

Share repurchases

On 18 August 2000 the Board of Directors decided on the repurchase of not more than 10,446,000 series A shares and not more than 27,541,000 series R shares in the company. The repurchases have been undertaken as authorised by the AGM on 21 March 2000 with the intention of improving the capital structure, for use in financing or other transactions, or otherwise to be disposed of or redeemed subject to the approval of the AGM in 2001. The first repurchases were made on the Helsinki Exchanges on 14 September 2000. By the year end 318,000 A shares and 16,301,300 R shares had been repurchased at a total cost of EUR 174 million and at an average price per A share of EUR 10.83 and per R share of EUR 10.45. The shares repurchased represent 1.8% of the current share capital and 0.7% of the voting rights.

Shares held by the company carry no right to dividend and no right to voting rights.

Number of shares outstanding 5 January 2001

	Issued	Outstanding	Subscribable
Series A	194,496,456	194,178,456	-
Series R	565,671,233	613,399,718	2,412,000
ADRs	167,367,577	103,337,792	5,679,625
Total	927,535,266	910,915,966	8,091,625

Taking into account shares repurchased and ADRs issued and cancelled

The composition of Stora Enso's share capital is shown in the Change in share capital table (page 13).

Share listings

Stora Enso shares are listed on the Helsinki and Stockholm stock exchanges and as ADRs on the New York Stock Exchange. The shares are quoted in Helsinki in euro (EUR), in Stockholm in Swedish crown (SEK) and euro (EUR) and in New York in US dollar (USD).

Authorisations

The Board of Directors has authorisations to repurchase and dispose of the company's own shares. These authorisations are valid until 20 March 2001. The Board of Directors currently has no authorisations to issue shares, convertible bonds or bonds with warrants.

Option programme for management (1997)

On 7 April 1997, the company issued bonds with warrants with a maximum value of FIM 1,000,000 to 15 members of the senior management. Each FIM 1,000 bond carries one warrant entitling the holder to subscribe for 3,000 R shares at a subscription price of FIM 45.57 (EUR 7.66) each. The exercise period is from 1 December 1998 to 31 March 2004. By the end of year 2000, 588,000 R shares had been issued against warrants. If fully subscribed, the issue will raise the share capital by a maximum of FIM 30 million (approx. EUR 5.05 million). The shares represent about 0.3% of the share capital and about 0.1% of the voting rights after the exercise of warrants.

Option programme for key personnel (1999)

On 20 August 1999, the company announced an annual share option programme for some 200 key persons. The programme is an integrated part of the top management compensation structure. The aim is to provide a programme that contributes to the long-term commitment of persons in managerial and specialist positions. The 1999 programme comprises a total of 2,750,000 options/synthetic options. The seven-year options may be exercised from 15 July 2002 to 15 July 2005 and entitle the holder to cash compensation in the form of the difference between the strike price and the prevailing share price. The strike price is EUR 11.75 based on the average price in May – July 1999 plus a premium of 10%. The option programme is financially hedged against an increase in the share price and will not dilute existing shares.

Option programme for key personnel (2000)

On 21 March 2000, the Board of Directors decided to continue the annual rolling incentive programme initiated in 1999. About 200 Group key employees from some 15 countries were offered options in 2000. The strike price is EUR 12.25 based on the average share price for the period of three days before and after the Annual General Meeting plus 10%. The options/synthetic options may be exercised between 1st April 2003 and 31st March 2007. They are financially hedged and will not dilute existing shares. The option programme comprises a total of 2,800,000 options/synthetic options. Depending on local circumstances, holders will receive either a payment in cash (difference between the strike price and the share price at the time of exercise) or an option to purchase shares already issued (not new). Options are not transferable and expire if the employee leaves the company.

Stora Enso North America option programme for personnel

On 18 August 2000 the Board of Directors decided to convert the Consolidated Papers' share option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into share option plans of Stora Enso. The maximum number of new R shares in the form of ADRs that may be subscribed for is 5,680,000. If fully subscribed the share capital will increase by a maximum of EUR 9,656,000. The exercise period is from 11 September 2000 to 14 June 2010 (depending on the date of grant) and the weighted average subscription price is USD 6.9687. The subscribable shares represent 0.6% of the share capital and 0.2% of the voting rights in the company.

Management interests at 31 December 2000

At the end of 2000, members of Stora Enso's Board of Directors, the CEO and the DCEO owned an aggregate total of 2,765,450 Stora Enso shares, of which 19,275 were series A shares. These shares represent 0.3% of the company's share capital and 0.1% of the voting rights. The CEO is through bonds with warrants entitled to subscribe for 399,000 series R shares representing 0.0% of the company's share capital and voting rights. The CEO holds 222,500 options/synthetic options.

At the end of 2000 members of the Management Group owned a total of 72,595 shares and were through bonds with warrants entitled to subscribe for 1,161,414 series R shares. The Management Group's ownership represents 0.1% of the share capital and 0.1% of the voting rights after the exercise of the warrants. The Management Group holds 1,756,950 options/synthetic options.

Shareholdings of other Group-related bodies at 31 December 2000

E.J. Ljungberg's Training Fund owned 1,880,540 A shares and 4,831,804 R shares. E.J. Ljungberg's Fund owned 39,534 A shares and 106,703 R shares. Mr. and Mrs. Ljungberg's Testamentary Fund owned 5,093 A shares and 13,085 R shares. Stiftelsen Bergslagets Sjuk- och hälsovårdskassa owned 626,269 A shares and 1,609,483 R shares. Enso's pension fund sold its shareholding in Stora Enso during 2000. Stora Enso's profit-sharing programme was liquidated in 2000.

Shareholders

The two major shareholders are the Finnish State, which owns 14.8% of the shares and 23.8% of the voting rights and the Swedish investment group, Investor AB, which owns 8.7% of the shares and 23.8% of the voting rights. After the two largest shareholders the free float is 76.6% of shares and 52.4% of votes. Since June 1998 there has been no requirement for the Finnish State to own Stora Enso shares.

At the end of 2000 the company had approximately 60,000 registered shareholders. Each nominee register is entered in the share register as one shareholder. Approximately 657 million (70.9%) of the company's shares were registered in the name of a nominee. Ownership outside Finland and Sweden is 45% of the shares and 17% of the votes. The number of registered holders of ADRs was at year-end approximately 3,000.

Share price performance and volume

Stora Enso series R share price declined during the year by 30.0% (25.7% in Stockholm). During the same period the HEX General Index fell by 15.0%, the Helsinki portfolio index by 28.5% and the HEX Forest Index by 23.0%. The SX General Index fell by 12.0% and the Stockholm Forest Index by 12.5%. On the NYSE the Stora Enso ADR share price increased by 30.6% during the trading period 13 September 2000 until 31 December 2000. During the same period the Standard & Poor's Paper index rose by 24.6%.

On the last trading day of the year, 29 December 2000, the closing prices on the Helsinki Exchanges were EUR 12.86 per A share and EUR 12.60 per R share. The closing prices on the Stockholm Stock Exchange were SEK 110.50 and SEK 111.50 respectively. The closing price for the Stora Enso ADRs (R share) on the NYSE was USD 11.75. The trading high in Helsinki was EUR 19.00 (3 January 2000) and the trading low EUR 8.70 (26 June 2000) per R share. The volume weighted average price of the R share over the year was EUR 11.27 in Helsinki, SEK 95.58 in Stockholm and USD 9.25 in New York.

The cumulative trading volume in Helsinki was 409,700,216 shares, in Stockholm 366,439,084 shares and in New York 34,630,600 shares. Total market capitalisation in Helsinki at the year-end was EUR 11.7 billion.

Ownership of STORA shares

During the year, based on a decision of the arbitration court regarding the compulsory acquisition of STORA shares Stora Enso purchased 4,272,515 outstanding STORA shares for SEK 95 plus annual interest of 8.15% until the date of payment. At the year end Stora Enso held 100% of the shares.

Monthly share price performance on Helsinki Exchanges

Stora Enso A


Number of shares
Share price (EUR)
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
18
16
14
12
10
8
6
4
2
95
96
97
98
99
00
Volume
Share price

Stora Enso R


Number of shares
Share price (EUR)
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
18
16
14
12
10
8
6
4
2
95
96
97
98
99
00
Volume
Share price

Share price and volume 2000

	High		Low		Closing 29 Dec. 2000		Cumulative volume, no	
	Series A	Series R	Series A	Series R	Series A	Series R	Series A	Series R
Helsinki, EUR	18.70	19.00	8.95	8.70	12.86	12.60	12,917,101	396,783,115
Stockholm, SEK	158.50	160.00	74.00	72.00	110.50	111.50	10,509,408	355,929,676
New York, USD*	-	11.75	-	7.38	-	11.75	-	34,630,600

* Trading in New York in ADRs from 13 September 2000

Monthly volumes of R shares 1999-2000


million shares
90
80
70
60
50
40
30
20
10
1/99
2/99
3/99
4/99
5/99
6/99
7/99
8/99
9/99
10/99
11/99
12/99
1/00
2/00
3/00
4/00
5/00
6/00
7/00
8/00
9/00
10/00
11/00
12/00
Helsinki
Stockholm
New York (ADRs)

Stora Enso versus Forest indices
1 Jan. 1999 - 31 Jan. 2001


240
220
200
180
160
140
120
100
Stora Enso, EUR
Helsinki Forest, EUR
Stockholm Forest, EUR
US Forest, EUR
1/99
2/99
3/99
4/99
5/99
6/99
7/99
8/99
9/99
10/99
11/99
12/99
1/00
2/00
3/00
4/00
5/00
6/00
7/00
8/00
9/00
10/00
11/00
12/00
1/01

Market capitalisation on Helsinki Exchanges

EUR million
14000
12000
10000
8000
6000
4000
2000
95 96 97 98 99 00

Stora Enso share is included in at least the following indices

- HEX General Index
- FOX Index
- HEX 20
- HEX Portfolio Index
- HEX Forest Index

- SX General Index
- OMX Index
- Stockholm Forest Index

- DJ Stoxx
- DJ Euro Stoxx
- DJ Stoxx Nordic
- DJ Stoxx Ex UK
- DJ Sustainability Group Index

- FTSE Eurotop 300
- FTSE Norex 30
- FTSE Global Basic Industries Index

Trading codes and lots

	Helsinki	Stockholm	New York
A share	STEAV	STE A and STE AE	
R share	STERV	STE R and STE RE	
ADRs			SEO
Trading lot	100	200	

Distribution by book-entry system, number of shares, 31 December 2000

	Series A	Series R	Total
FCSD-registered (Finnish Central Securities Depository)	113,289,201	395,494,511	508,783,712
VPC-registered (Swedish Securities Register Center)*	81,199,070	233,863,121	315,062,191
Citibank administered American Depositary Receipts*	-	103,337,792	103,337,792
FCSD waiting list	0	0	0
FCSD common account	8,185	31,386	39,571
Total	194,496,456	732,726,810	927,223,266

*VPC-registered shares and ADRs are also FCSD-registered

Major Shareholders as of 31 December 2000

	By voting power	Series A	Series R	% of shares	% of votes
1	Finnish State	55,595,937	81,483,501	14.8%	23.8%
2	Investor AB	61,991,786	18,334,862	8.7%	23.8%
3	Social Insurance Institution of Finland	23,825,086	3,738,965	3.0%	9.0%
4	Sampo-Varma Group	19,438,606	466,874	2.1%	7.3%
	Sampo Life Insurance Company Limited				
	Sampo-Leonia plc				
	Industrial Insurance Company Ltd				
	Sampo Enterprise Insurance Company Limited				
	Varma-Sampo Mutual Pension Insurance Company				
	Kaleva Mutual Insurance Company				
5	Robur	0	38,154,091	4.1%	1.4%
6	Ilmarinen Mutual Pension Insurance Company	2,359,240	3,103,100	0.6%	1.0%
7	Erik Johan Ljungberg's Training Fund	1,880,540	4,831,804	0.7%	0.9%
8	Suomi Mutual Life Assurance Company	1,900,700	0	0.2%	0.7%
9	*Knut and Alice Wallenberg Foundation*	*1,670,467*	*0*	*0.2%*	*0.6%*
10	Fourth General Pension Fund	0	15,600,000	1.7%	0.6%
11	Skandia Life	251,208	6,369,273	0.7%	0.3%
12	Bergslaget's Sick and Healthcare Foundation	626,269	1,609,483	0.2%	0.3%
13	Handelsbanken's Pension Fund	635,000	1,180,000	0.2%	0.3%
14	MP-Bolagen i Vetlanda AB	604,000	1,415,500	0.2%	0.3%
15	SPP Insurance Company	10,617	7,314,256	0.8%	0.3%
	Total	**170,789,456**	**183,601,709**	**38.2%**	**70.6%**

Please note that the company has gathered the shareholder information from three different share registers: Finnish Central Securities Depositary, VPC and Citybank. DTC positions in ARDs are not included.

In January 2000 the company was informed that the holding of the funds managed by Franklin Resources Group decreased below 5 percent of the share capital and total votes. In September 2000 the company was informed that the holding of the Finnish State and Investor AB decreased in percentage terms due to the share issue to Consolidated Papers's shareholders.

Share distribution in Stora Enso, 31 December 2000

By size of holding, Series A	Shareholders	%	Shares	%
1 - 100	2,683	34.1	155.547	0.1
101 - 1 000	4,208	53.5	1,684,954	0.9
1 001 - 10 000	892	11.3	2,291,744	1.2
10 001 - 100 000	68	0.9	1,595,059	0.8
100 001 - 1 000 000	8	0.1	2,517,419	1.3
1 000 001 -	10	0.1	186,243,548	95.8
According to the Finnish Central Securities Depositary	7,869	100	194,488,271	100

By size of holding, Series R	Shareholders	%	Shares	%
1 - 100	4,777	25.4	325,116	0.0
101 - 1 000	10,764	57.2	4,670,336	0.6
1 001 - 10 000	2,840	15.1	7,932,161	1.1
10 001 - 100 000	331	1.8	9,230,347	1.3
100 001 - 1 000 000	80	0.4	26,728,311	3.6
1 000 001 -	14	0.1	683,809,153	93.3
According to the Finnish Central Securities Depositary	18,806	100	732,695,424	100

By shareholding, %	% of shares	% of votes	% of share-holders
Finnish institutions	27.3	45.5	2.4
Swedish institutions	21.8	31.7	3.7
Finnish private persons	1.8	2.0	28.8
Swedish private persons	4.5	4.2	59.6
Non-Finnish/Swedish owners	33.5	12.7	2.0
Of which ADR holders	11.1	3.9	3.5
	100.0	100.0	100.0

Change in share capital 1997-2000

	Total share capital (FIM million)	Total share capital (EUR million)	Number series A shares	Number series R shares	Total number of shares
Enso Oyj, 31 Dec.1997	3,110.9		116,729,125	194,361,705	311,090,830
Conversion of Enso Oyj A shares into R shares, 7-11 Sep. 98			– 1,357,954	1,357,954	
Conversion of STORA A and B shares into Stora Enso Oyj A and R shares, 23 Dec. 1998	1,374.0		128,023,484	320,465,375	448,488,859
Stora Enso Oyj, 31 Dec. 1998	7,595.8		243,394,655	516,185,034	759,579,689
Conversion of Stora Enso Oyj A shares into R shares, 6-24 Sep. 99			– 34,443,467	34,443,467	-
Subscription of new Stora Enso Oyj R shares, 26 Oct. 1999				30,000	
Stora Enso Oyj, 31 Dec 1999	7,596.1		208,951,188	550,658,501	759,609,689
Subscription of new Stora Enso Oyj R shares, 26 Jan. 2000				246,000	
Stora Enso Oyj, 26 Jan. 2000	7,598.6		208,951,188	550,904,501	759,855,689
Conversion of share capital into euro denomination, 4 May 2000		1,291.8			
Share issue of new Stora Enso Oyj R shares in form of ADRs (Consolidated Papers, Inc.) 11 Sep. 2000		284.5		167,367,577	
Conversion of Stora Enso A shares into R shares 16 – 27 Oct. 2000			– 14,454,732	14,454,732	
Stora Enso Oyj, 31 Dec. 2000		1,576.3	194,496,456	732,726,810	927,223,266
Subscription of new Stora Enso Oyj R shares 5 Jan. 2001				312,000	
Stora Enso Oyj, 5 Jan. 2001		1,576.8	194,496,456	733,038,810	927,535,266

Key share ratios 1996-2000

According to Helsinki Exchanges	1996	1997	1998	1999	2000
Earnings/share, EUR*	0.50	0.53	0.24	0.98	1.77
Earnings/share, diluted, EUR*	0.50	0.53	0.24	0.98	1.76
Earnings/share, before non-recurring items, EUR*	0.50	0.58	0.59	0.89	1.32
Cash earnings/share, EUR*	1.54	1.63	1.79	2.18	3.16
– before non-recurring items, EUR*	1.54	1.65	1.80	2.09	2.61
Equity/share, EUR*	6.98	7.28	6.94	7.84	9.41
Dividend/share, EUR*	0.30	0.33	0.35	0.40	0.45**
Payout ratio, before non-recurring items, %*	60	57	59	45	34
Dividend yield, %*					
Series A	4.8	4.6	4.6	2.3	3.5
Series R	4.8	4.6	4.6	2.3	3.6
Price / earnings (P/E)*					
Series A	12.5	13.4	31.1	17.9	7.3
Series R	12.6	13.3	31.5	17.6	7.1
Share prices***, EUR					
Series A					
– closing price for the period	6.21	7.15	7.57	17.60	12.86
– average price	6.09	7.75	9.14	11.21	12.01
– highest price	6.48	9.86	11.77	17.60	18.70
– lowest price	5.65	6.22	5.40	6.45	8.95
Series R					
– closing price for the period	6.22	7.10	7.67	17.31	12.60
– average price	6.18	7.97	8.35	11.84	11.27
– highest price	6.59	10.01	11.86	17.70	19.00
– lowest price	5.68	6.17	5.30	6.60	8.70
Market capitalisation at year-end***					
Series A, EUR million	1,116	834	1,842	3,677	2,501
Series R, EUR million	817	1,379	3,959	9,532	9,232
Total market capitalisation at year-end, EUR million***	1,933	2,214	5,801	13,209	11,733
Number of shares at the end of the period (thousands)***					
Series A	179,769	116,729	243,395	208,951	194,496
Series R	131,322	194,362	516,185	550,659	732,727
Total number of shares***	311,091	311,091	759,580	759,610	927,223
Share turnover, (1000)					
Series A	17,305	16,321	12,749	28,349	12,917
% of total number of shares****	9.6%	9.4%		12.1%	6.7%
Series R	74,971	109,698	87,113	259,287	396,783
% of total number of shares ****	57.1%	80.3%		49.3%	55.4%
Average total number of shares (thousands)*	736,828	759,574	759,574	759,580	812,040
Average total number of shares (thousands), including dilution*	736,828	759,691	759,822	760,628	813,488

*Proforma STORA and Enso for years 1996-1998 ** Board of Directors' proposal to the Annual General Meeting *** Figures based on market information are calculated from Enso Oyj's figures before 29 December 1998. **** 1998 figures are not available due to the merger on 28 December 1998, figures before 1998 are based on Enso Oyj's figures

Financial review

Strategic objective

Stora Enso´s objective is to consolidate its position and through business growth become the leading company in the sector. This will be done by carefully monitored investments and expansion that secure the creation of long-term value.

In order to fulfil this objective Stora Enso has core competences within the following areas:

- Mergers and acquisitions
- Synergy realisation
- Identification and realisation of productivity improvements
- Project management

Merger and acquisition competence is needed in monitoring potential targets, carrying out due diligence studies, negotiating and closing acquisitions and disposals. Skills in post-merger activities are still more important. Stora Enso regularly makes acquisitions and divestments and has increasing experience in this area.

Realising synergies is one of the most important issues in an acquisition. Stora Enso has considerable experience of realising synergies in i.a. purchasing and logistics, benchmarking and best practices as well as in utilisation of the sales organisation. The successful realisation of synergies in recent mergers reflects Stora Enso's experience in this respect.

Productivity improvement is essential in a sector characterised by real price decline in most of its product areas. Stora Enso has a special task force which works closely with responsible people in the mills and which specialises in charting and implementing improvements and transferring these to other units. To support and monitor development the measuring of real productivity has been initiated. In 2000 the measurement covered approximately 60% of capacity and led to an increase of 1.7% in real productivity.

Project management skills are needed in all types of changes and developments. It is of crucial importance to meet timetables and defined targets in restructuring, construction and other development projects. The Group has considerable skilled resources covering this area, but there is a need to develop these.

Value creation

Stora Enso's approach is to manage business so that it creates value for the shareholders. Value created defined as operating profit before non-recurring items, less cost of capital (10% of average capital employed) gives a value creation during the year 2000 of EUR 778.5 million (EUR 197.7 million.)

Value creation by product area is expressed in the table below where the cost of capital calculation is based on operating capital. It should be noted that the high value in pulp is related to pulp-consuming Magazine paper, Fine paper, and Packaging boards. Merchants does not contribute as a result of problems in the UK-based merchant. The calculation is based on the same WACC for all product areas. A lower risk factor in the calculation for the Forest area would have eliminated the negative figure.

Operating profit and value creation by product area

Product area	Operating profit*		Value creation	
EUR million	1999	2000	1999	2000
Magazine paper	308.8	305.4	119.8	66.9
Newsprint	306.4	268.3	164.9	133.8
Fine paper	202.6	462.3	-17.4	179.6
Packaging boards	194.3	266.8	-38.3	16.9
Merchants	4.1	9.9	-14.5	-11.2
Timber products	43.5	73.3	7.9	34.0
Pulp	98.3	507.7	-14.3	395.5
Forest	132.3	115.3	-5.3	-20.3
Other	-22.0	-39.8		
Continuing operations total	1,268.2	1,969.2	164.9	747.5
Goodwill amortization	-61.9	-88.3		
Divested units	-1.6			
Discontinuing operations, energy	91.9	44.7		
Total	1,296.6	1,925.6	197.7	778.5

*before non-recurring items

Weighted average cost of capital (WACC) in 2000

The cost of equity may be determined by adding 4% risk premium to the assumed long-term risk-free interest rate of 5%, giving 9 % cost of equity after tax. With a tax rate of around 35% this gives a pre-tax cost of equity of around 14%. The cost of debt may be determined by taking the average of Stora Enso´s current loan portfolio, giving around 6%. Using a debt/equity ratio of 0.8, the WACC is approximately 10%.

This cost of capital may be compared to the (ROCE) return on capital employed. Stora Enso´s target is 13% average over a cycle. During 2000 Stora Enso reached 16.8% before non-recurring items and the average over the last five years has been 11%.

Market

Paper and other forest products are global and used throughout the world. The table below shows total consumption of paper and board per main market area. Population growth and the degree of urbanisation are key elements that will affect future consumption in various areas. The Gross Domestic Product (GDP) trend has traditionally been a leading indicator of paper and board demand trend.

The ongoing restructuring in both the supplier chain and the customer base also influence the market, triggering a need for cost competitiveness and a higher service level.

Consumption of paper and boards

Million tonnes	West Europe	North America	Latin America	Africa	Asia (Inc. Oceania)
Newsprint	9.8	13.3	1.8	0.5	11.4
SC paper	3.2	2.6	0.1	0.1	0.5
Coated magazine paper	6.4	5.4	0.4	0.1	2.7
Coated fine paper	6.7	4.9	0.7	0.2	6.8
Uncoated fine paper	7.5*	13.0	2.6	0.9	15.8
Containerboards	20.5	31.6	6.8	1.1	31.7
Cartonboards	6.5	10.6	1.7	0.4	10.6

* Bulk grades only

Source: Stora Enso Business Intelligence

Stora Enso deliveries

Stora Enso´s marketing covers the whole world. Sales distribution by market is shown in the section "Marketing and sales network" on page 40.

In 2000, Stora Enso´s total deliveries of paper and board rose by 8%. The increase was attributable to good demand during most of the year and the Consolidated Papers acquisition.

Stora Enso´s home market is Europe, which accounts for 76% of sales. The North American market share is 12% but this will increase since Consolidated Papers' sales were included for only 4 months of the year 2000.

Deliveries by product area

1000 tonnes	1998	1999	2000	change %
Magazine paper	2,560	2,756	3,269	+19
Newsprint	3,086	3,122	3,134	0
Fine paper	2,743	2,912	3,151	+8
Packaging boards	3,130	3,196	3,417	+7
Divested paper units	239	10	0	
Total paper and board	11,758	11,995	12,971	+8
Timber products, 1000 m³	2,764	4,637	4,880	+5
Pulp, 1000 tonnes	1,964	2,001	2,014	+1
Corrugated board, million m²	339	355	404	+14

Financial result

Sales increased by 22.4% to EUR 13,017.0 million (EUR 10,635.7 million). Consolidated Papers accounted for EUR 704.1 million, the remainder resulting largely from increased prices in all grades. The currency impact represents EUR 487 million. Consolidated Papers has been consolidated since 1 September 2000.

The paper industry strike in Finland during the second quarter of the year cut sales by about EUR 100 million. The sale of power assets reduced sales by about EUR 60 million.

Operating profit (EBIT) and return on operating capital (ROOC) per product area are presented in the table below excluding non-recurring items. Specification by quarter is shown on page 24.

Sales and operating profit by product area

EUR million	Sales			Operating profit/loss			Return on operating capital*		
	1998	1999	2000	1998	1999	2000	1998	1999	2000
Magazine paper	1,851.8	1,950.4	2,598.4	335.1	308.8	305.4	19.0	16.3	12.8
Newsprint	1,693.7	1,641.8	1,766.7	310.2	306.4	268.3	21.2	21.7	19.9
Fine paper	2,003.8	2,163.2	2,972.1	226.9	202.6	462.3	10.6	9.2	16.4
Packaging boards	2,396.9	2,341.5	2,716.0	240.0	194.3	266.8	10.2	8.4	10.7
Merchants	830.3	787.2	890.6	5.4	4.1	9.9	2.8	2.2	4.7
Timber products	733.9	1,140.0	1,242.1	16.0	43.5	73.3	5.4	12.2	18.6
Pulp	846.6	957.8	1,387.7	13.3	98.3	507.7	1.1	8.7	45.3
Forest	1,645.8	1,630.3	1,877.4	103.1	132.3	115.3	7.3	9.6	8.5
Other	- 2,032.9	- 2,101.8	- 2,473.7	12.7	- 22.0	- 47.8			
Continuing operations total	9,969.9	10,510.4	12,977.3	1,262.7	1,268.2	1,961.2			
Divested paper units	399.4	24.7		- 6.4	- 1.6				
Discontinuing operations, Energy	174.6	228.0	70.3	69.9	91.9	52.7			
Internal sales, Energy	- 54.3	- 127.4	- 30.6						
Consolidation goodwill				- 154.4	- 61.9	- 88.3			
Total before non-recurring items				1,171.8	1,296.6	1,925.6	10.4	12.1	16.8
Non-recurring items				- 24.0	103.0	445.7			
Merger cost and restructuring provisions				- 447.0					
Total	10,489.6	10,635.7	13,017.0	700.8	1,399.6	2,371.3	6.2	13.1	20.7

* Group figures represent return on capital employed

Sales by product area



- Magazine paper 19%
- Newsprint 13%
- Fine paper 21%
- Packaging boards 19%
- Timber products............7%
- Pulp.............................12%
- Merchants 6%
- Forest 3%

Operating profit by product area



- Magazine paper 15%
- Newsprint 13%
- Fine paper....................22%
- Packaging boards.........13%
- Timber products 4%
- Pulp 25%
- Forest.............................6%
- Energy 2%

Income statement in brief

EUR million	1999	2000	Change-%
Sales	10,635.7	13,017.0	22.4
Earnings before interest, depreciation and amortisation (EBITDA) before non-recurring items	2,237.7	2,970.2	32.7
Operating profit before non-recurring items	1,296.6	1,925.6	48.5
Non-recurring items	103.0	445.7	
Operating profit	1,399.6	2,371.3	69.4
Share of profits in associated companies	9.7	20.6	
Financial net	- 266.6	- 292.9	
Profit before tax and minority interests	1,142.7	2,099.0	83.7
Tax	- 391.8	- 650.3	
Minority items	- 4.5	- 13.7	
Profit for the period	746.4	1,435.0	92.3

Sales and operating profit
EUR million %



18,000 18
16,000 16
14,000 14
12,000 12
10,000 10
8,000 8
6,000 6
4,000 4
2,000 2
96 97 98 99 00

Sales
Operating profit as % of sales



Operating profit before non-recurring items, as % of sales

Operating profit
EUR million



2,500
2,000
1,500
1,000
500
96 97 98 99 00

before non-recurring items

Profit before tax and minority interests
EUR million %



2,500 25
2,000 20
1,500 15
1,000 10
500 5
96 97 98 99 00

Profit before tax and minority interests, as % of sales
before non-recurring items

Profit for the period
EUR million



1,600
1,400
1,200
1,000
800
600
400
200
96 97 98 99 00



Equity per share
EUR



10.0
8.0
6.0
4.0
2.0
96 97 98 99 00

Earnings and dividend per share
EUR



1.4
1.2
1.0
0.8
0.6
0.4
0.2
96 97 98 99 00

Target is to pay 1/3 of net profit over the cycle


Earnings per share, before non-recurring items
Dividend per share

Depreciation and amortisation amounted to EUR 1,129.4 million (EUR million 911.1). The increase attributable to the acquisition of Consolidated Papers was EUR 131,0 million (USD 121,1million), of which EUR 30.8 million (USD 28.4 million) was goodwill. In 2001 depreciation and amortisation will be in the area of EUR 1,400.0 million.

Net financial items amounted to EUR 292.9 million, of which net interest costs represent EUR 305.2 million, 5.9% of the average interest bearing net liabilities.

Depreciation, EUR million	1999	2000	2001e
Depreciation	889.4	956.3	1,250.0
Goodwill	51.7	88.3	150.0
Total	941.1	1,044.6	1,400.0
Non-recurring write-downs	-30.0	84.8	-
Total	**911.1**	**1,129.4**	**1,400.0**

-of which Consolidated Papers*	2000	2001e
Normal depreciation	68.6	213.2
Due to fair valuated assets	31.6	88.7
Goodwill	30.8	92.2
	131.0	394.1

* These figures vary from those reported in prior interim reviews, reflecting completion of studies of the average remaining useful life of the property, plant and equipment.

Synergies

Synergy benefits related to the merger of STORA and Enso totalled EUR 240 million during the year 2000. The outcome so far and actual forecasts clearly indicate that the EUR 300 million target will be met; Stora Enso has decided to cease reporting on this development.

STORA and Enso merger synergies

EBIT impact EUR million	1999	2000	2001	2002
June 1998 (projected)	-	72	145	217
January 1999 (estimate)	50	170	240	300
Recorded	113	240		

Main sources of synergy	%, 1999	%, 2000
Purchasing and logistics	50	23
Sales and administration	23	21
Production streamlining	17	46

Synergies were greatest in	
Fine paper	EUR 59.2 million
Packaging boards	EUR 54.1 million
Magazine paper	EUR 31.9 million

Merger synergies from Consolidated Papers transaction

EBIT impact USD million	2001	2002
Estimate	90	110

Synergies from the Consolidated Papers acquisition have been estimated in total at USD 110 million (EUR 120 million) in 2002 and will be reported every 6 months.

Capital structure, EUR million	1999	2000
Fixed assets	11,528.9	15,280.7
Working capital	1,087.9	1,276.2
Operating capital	12,616.8	16,556.9
Net tax liabilities	– 1,675.5	– 2,654.0
Capital employed	10,941.3	13,902.9
Shareholders' equity	5,956.5	8,570.8
Minority items	202.0	149.4
Net interest-bearing net liabilities	4,782.8	5,182.7
Financing	10,941.3	13,902.9
Debt/equity -ratio	0.78	0.59
Equity per share, EUR	7.84	9.41

Change in Capital employed
EUR million



18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
10,941
5,063
-1,343
-360
-44
-97
-258
13,903
1.
2.
3.
4.
5.
6.
7.
8.

1. Value 31 Dec 1997 2. Acquisitions 3. Disposals 4. Capex, net of Deprecation
5. Change in Working capital 6. Change in Tax liabilities 7. Translation difference
8. Value 31 Dec 2000

Capital employed

	Operating capital EUR million	%	Net tax liabilities EUR million	%	Capital employed EUR million	%
USA	5,619.6	33.9%	838.5	31.6%	4,781.2	34.4%
Finland	4,233.4	25.6%	376.1	14.2%	3,857.3	27.7%
Sweden	3,244.3	19.6%	1,004.3	37.8%	2,240.0	16.1%
Germany	1,205.6	7.3%	366.0	13.8%	839.6	6.0%
Canada	643.2	3.9%	– 6.8	– 0.3%	650.0	4.7%
France	349.9	2.1%	18.7	0.7%	331.2	2.4%
Portugal	226.5	1.4%	44.1	1.7%	182.4	1.3%
China	225.8	1.4%	0.0	0.0%	225.9	1.6%
Austria	162.5	1.0%	13.4	0.5%	149.0	1.1%
Other	646.1	3.9%	– 0.2	0.0%	646.3	4.6%
Total	16,556.9	100.0%	2,654.0	100.0%	13,902.9	100.0%

Capital employed by product area



- Magazine paper...........23%
- Newsprint......................9%
- Fine paper....................28%
- Packaging boards.........17%
- Timber products 3%
- Pulp 8%
- Merchants......................2%
- Forest operations 9%
- Other operations............1%

Capital employed
EUR million



14,000
12,000
10,000
8,000
6,000
4,000
2,000
96
97
98
99
00

Return on capital employed, ROCE, %



22
20
18
16
14
12
10
8
6
4
2
96
97
98
99
00

Target > 13% over the cycle
before non-recurring items

Change in interest-bearing net liabilities
EUR million


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
4,783
-895
-1,717
5,038
-1,856
-170
5,183
1.
2.
3.
4.
5.
6.
7.

1. 1.1.2000 2. Cash flow from operations 3. Share issue 4. Acquisitions
5. Disposals 6. Translation differences 7. 31.12.2000

The adjacent diagram shows how acquisitions made during the year 2000 were financed. After the new issue of shares, cash flow from the operation and disposals match most of the financing and the increase in interest-bearing debt has been limited to EUR 400 million.

Change in interest-bearing net liabilities, EUR million	Ongoing operations	Sale of power assets	Acquisition of Consolidated Papers	Group cash flow	Translation difference	Impact on balance sheet
Operating profit	1,846.5	524.8		2,371.3		2,371.3
Depreciation	1,129.4			1,129.4		1,129.4
Change in working capital	29.3	- 5.2	- 213.2	- 189.1	0.8	- 188.3
Cash flow from operations	3,005.2	519.6	- 213.2	3,311.6	0.8	3,312.4
Capital expenditure	- 769.3			- 769.3		- 769.3
Acquisitions			- 5,763.3	- 5,763.3		- 5,763.3
Disposals		1,315.3		1,315.3		1,315.3
Other change in fixed assets	13.9			13.9	322.2	336.1
Operating cash flow	2,249.8	1,834.9	- 5,976.5	- 1,891.8	323.0	- 1,568.8
Net financing items	- 272.3			- 272.3		- 272.3
Taxes paid	- 551.5	32.5	913.2	394.2	- 66.0	328.2
Dividends	- 303.9			- 303.9		- 303.9
Share issue	0.0		1,717.2	1,717.2		1,717.2
Other change in shareholders' equity	- 227.5	- 10.9	25.2	- 213.2	- 87.1	- 300.3
Change in net interest-bearing liabilities	894.6	1,856.5	- 3,320.9	- 569.8	169.9	- 399.9

Interest-bearing net liabilities
EUR million


%
7,000
6,000
5,000
4,000
3,000
2,000
1,000
70
60
50
40
30
20
10
96
97
98
99
00

Interest-bearing net liabilities
Interest-bearing net liabilities, as % of sales

Debt/equity ratio
%


1.0
0.8
0.6
0.4
0.2
96
97
98
99
00

Target ≤ 0.8

Return on equity (ROE)
%


20
18
16
14
12
10
8
6
4
2
96
97
98
99
00

Risks and factors affecting earnings

World economic trends and their impact on different markets are the factors having the greatest impact on all business operations. The components of general economic trends are not discussed here; instead, a summary of certain variables that can be quantified and which may have a direct effect on Stora Enso´s earnings are presented.

Price and volume effects

The Group´s profitability is sensitive to changes in sales prices and delivery volumes. The supply and demand has an impact on competition and causes fluctuations in both prices and volumes. The sensitivity analysis shown adjacent indicates the impact on operating profit (EBIT) of the major product areas given a 5% change in the sales prices and volumes.

Sensitivity analysis

EBIT impact, EUR million	Change +/- 5% Price	Volume
Magazine paper	190	80
Newsprint	100	50
Fine paper	200	80
Packaging boards	140	70
Timber products	60	10

Effect of various cost components

Price and volume for different cost components have an effect on profit. The most significant variable costs components relate to transportation and sales commissions, amounting to approximately 10% of sales; wood and timber, 12% of sales; chemical and fillers about 10% and energy for about 7%.

The fixed components, personnel costs, account for about 15% and depreciations for about 8%.

Commodity effects

The price changes described, arising from both purchases and sales, are sometimes called the commodity effect.

The Group has taken the first step to hedge parts of this risk. Efforts have concentrated on the energy and fibre supply areas.

Currency effects

The Group's products are sold to the home market or exported to other countries. When products are invoiced in the currency other than where the main costs are the Group is exposed to currency risks.

Currency breakdown*

Currency EUR million	Sales	Operating costs (cash)
EUR	6,200	5,200
SEK	1,100	1,700
GBP	1,400	300
USD	3,900	2,500
CAD	100	300

*Consolidated Papers included for 12 months

Transaction risk

The impact on Stora Enso's profit attributable to foreign currency exchange is known as the transaction risk. Stora Enso hedging policy aims to cover 50 per cent of the 12-month expected net currency exposure for other currencies than euro. The table beside shows the hedges outstanding at the year-end 2000 and their distribution over time.

Transaction hedges as of 31 December 2000

Currency million	Total	Amount hedged Less than 6 months	6-12 months
AUD	- 7.1	- 7.1	-
CAD	264.2	177.2	87.0
CHF	- 3.5	- 3.5	-
EUR	563.4	439.8	123.6
DKK	- 16.4	- 16.4	-
GBP	- 313.0	- 217.7	- 95.2
JPY	- 1,157.2	- 675.2	- 482.0
SEK	2,918.6	2,177.4	741.2
USD	- 514.0	- 413.5	- 100.5

Translation risk

With assets in currencies other than the reporting currency (euro), the value of net assets (shareholders' equity) will change as a result of changes in foreign exchange rates. This effect is known as the translation risk.

The Group's policy is to minimise this risk by funding the investment in the same currency as the asset whenever this is possible and economically viable.

Breakdown of operating capital

EUR million	Operating capital		Net interest-bearing liabilities	
	1999	2000	1999	2000
EUR	6,808.7	6,477.5	1,411.4	2,486.3
SEK	4,660.5	3,244.3	2,405.9	838.8
USD/CAD	689.6	6,281.7	810.2	1,642.6
CNY	205.3	225.8	0.0	0.0
GBP	98.4	79.2	14.1	– 56.0
Others	154.3	248.4	141.2	271.0
Total	**12,616.8**	**16,556.9**	**4,782.8**	**5,182.7**

Other risks

Fire, accident, plant failure, transport problems, etc. may lead to disruptions and losses. Routines to identify risks and measures to minimise or avoid these are established within the risk-management area.

Most of the operating capital consists of fixed assets. Future technological development can effect the future value of such plants. Trends which affect the consumption of paper and board, such as electronic trading, are also of major importance. Stora Enso has substantial research and development resources to monitor and study this.

Customer credits are self-financed and consequently non-payment results in losses. To minimise this risk, credit controls are applied and the customer's financial position monitored on an ongoing basis. Internal credit ratings are drawn up for all customers.

The ability of suppliers to fulfil their quality, environmental compatibility and delivery time commitments is of major importance to the efficiency of the Group's production and its investments. To ensure compliance with these requirements, checks and evaluations of suppliers, their products, transportation methods and other services are conducted on a regular basis.

IT systems are crucial to most of the Group's routines and processes. To secure optimal IT support security programmes are conducted on a continuous basis throughout the Group. Reputed technology and methods are used to adapt to the continuous development within the IT area. Ongoing projects include the implementation of a new Group-wide order-handling system and an e-commerce system in the Merchants division.

Financing and financing costs

To manage and reduce the risk of refinancing the loan portfolio, Stora Enso has arranged committed long- and short-term credit facilities. These credit facilities cover planned requirements as well as all outstanding commercial paper borrowings. In November 2000 Stora Enso arranged a USD 300 million short-term facility to serve as back-up for the new US commercial paper programme. Unutilised committed credit facilities totalled EUR 1.8 billion at the end of the year 2000.

The Group's objective is to keep the average maturity of outstanding loans and credit commitments between five and seven years. At year-end 2000 the average maturity of the loans in Stora Enso's portfolio was approximately 5.5 years.

In April 2000 Stora Enso arranged two loans to finance the fibre line no. 3 investment in Imatra. A loan of EUR 160 million with a 12-year maturity was arranged with European Investment Bank and a EUR 42 million 12.5-year loan with Nordic Investment Bank.

Another objective is to diversify the sources of borrowing and to use the debt capital markets to a greater extent for financing. The Group was active in using the debt capital markets in year 2000. In June Stora Enso issued a EUR 850 million Eurobond with a 7-year maturity. In November 2000 a SEK 3 billion bond was issued with 2.5 and 5.5-year maturities.

The Group is exposed to changes in interest rates. Due to the cyclical nature of the industry, the Group's interest rate risk management policy is to synchronise the cost of capital with the return on capital employed. This is achieved by swapping long-term fixed interest rates to short-term floating interest rates. The Group's benchmark duration is 12 months.

Stora Enso has a target to maintain two investment grade ratings. Moody's Investors Service has assigned Stora Enso a Baa1-rating for its long-term borrowing programmes and bonds and P-2 for short-term commercial paper borrowing. Standard & Poor's has assigned a rating of BBB+ for Stora Enso's long-term borrowing programmes and bonds and A-2/K-1 ratings for short-term commercial paper borrowing. The rating outlook from both rating agencies is stable.

Capital expenditure

The objective of keeping capital expenditure below the level of depreciation was again met during 2000. Capital expenditure amounted to EUR 769.3 million (EUR 740.2 million), depreciations excluding goodwill and non-recurring write-downs was EUR 956.3 million (EUR 889.4 million). Capital expenditure distributed by product area is shown in the adjacent table.

The largest ongoing project is the new fibre line in the Imatra mill, Finland. This project will come on stream in spring 2001. Another major project that will affect 2001 is the restructuring of production capacity in the Magazine paper and Newsprint divisions. This project includes the construction of a new paper machine as well as closures of two machines.

Capital expenditure by product area

EUR million	1999	2000
Magazine Paper	102	104
Newsprint	72	75
Fine Paper	113	69
Packaging boards	233	335
Merchants	7	7
Timber products	51	47
Pulp	103	66
Forest	14	19
Other	45	47
Total	**740**	**769**
Depreciation according to plan excluding non-recurring write-downs and goodwill amortisation	889	956

Unrealised values

Stora Enso owns certain assets that are entered at lower value than their fair market value. These assets represent an unrealised value of EUR 1,132.7 million. The forest value is based on a discounted cash earnings calculation covering the approximately 2.1 million hectares of productive forestland in the Nordic countries. The other assets are valued at market.

Unrealised values in Nordic forest and marketable shares

EUR million	Carrying value	Fair/Market value	Difference
Nordic forest	1,158.1	2,204.0	1,045.9
Marketable shares	132.3	219.1	86.8
Total	**1,290.4**	**2,423.1**	**1,132.7**

Sales by product area, per quarter

EUR million	I/1999	II/1999	III/1999	IV/1999	1999	I/2000	II/2000	III/2000	IV/2000	2000
Magazine paper	436.5	482.0	493.6	538.3	1,950.4	500.0	531.0	675.6	891.8	2,598.4
Newsprint	410.6	389.1	410.5	431.6	1,641.8	416.0	417.0	449.6	484.1	1,766.7
Fine paper	525.8	518.5	522.5	596.4	2,163.2	637.6	636.7	760.2	937.6	2,972.1
Packaging boards	564.8	595.4	576.9	604.4	2,341.5	661.8	686.1	682.1	686.0	2,716.0
Merchants	205.7	192.8	181.7	207.0	787.2	225.4	221.4	212.9	230.9	890.6
Timber products	247.8	306.3	294.6	291.3	1,140.0	298.1	334.8	293.7	315.5	1,242.1
Pulp	208.3	223.8	253.2	272.5	957.8	330.7	342.6	366.7	347.7	1,387.7
Forest	423.1	407.3	372.7	427.2	1,630.3	508.1	452.2	426.4	490.7	1,877.4
Other	- 466.7	- 429.5	- 497.0	- 708.6	- 2,101.8	- 612.7	- 540.9	- 613.8	- 706.3	- 2,473.7
Continuing operations total	**2,555.9**	**2,685.7**	**2,608.7**	**2,660.1**	**10,510.4**	**2,965.0**	**3,080.9**	**3,253.4**	**3,678.0**	**12,977.3**
Divested paper units	24.7				24.7					
Discontinuing operations, Energy	69.6	46.0	44.4	68.0	228.0	46.4	23.9			70.3
Internal sales, Energy	- 35.5	- 26.2	- 28.8	- 36.9	- 127.4	- 19.7	- 10.9			- 30.6
Total	**2,614.7**	**2,705.5**	**2,624.3**	**2,691.2**	**10,635.7**	**2,991.7**	**3,093.9**	**3,253.4**	**3,678.0**	**13,017.0**

Operating profit by product area, per quarter

EUR million	I/1999	II/1999	III/1999	IV/1999	1999	I/2000	II/2000	III/2000	IV/2000	2000
Magazine paper	64.6	78.7	83.9	81.5	308.8	72.5	67.6	109.5	55.8	305.4
Newsprint	75.4	63.8	88.4	78.7	306.4	62.6	43.2	80.8	81.7	268.3
Fine paper	43.6	42.3	47.7	69.0	202.6	104.6	89.5	136.2	132.0	462.3
Packaging boards	48.2	43.9	56.1	46.1	194.3	82.4	52.7	79.8	51.9	266.8
Merchants	1.4	– 0.4	1.1	2.0	4.1	5.0	2.4	0.5	2.0	9.9
Timber products	5.8	15.2	11.2	11.4	43.5	23.8	21.7	16.5	11.3	73.3
Pulp	– 3.3	13.3	37.6	50.6	98.3	106.3	118.0	147.7	135.7	507.7
Forest	22.3	36.3	32.8	40.9	132.3	28.2	34.5	23.6	29.0	115.3
Other	4.7	0.2	– 21.8	– 5.1	– 22,0	– 12.6	– 1.6	– 11.7	– 21.9	– 47.8
Continuing operations total	262.8	293.4	337.1	374.9	1,268.2	472.8	428.0	582.9	477.5	1,961.2
Divested paper units	– 1.6	0.0	0.0	0.0	– 1.6	0.0	0.0	0.0	0.0	0.0
Discontinued operations, Energy	31.3	18.8	14.3	27.5	91.9	26.9	25.8	0.0	0.0	52.7
Operating profit total (adjusted)	292.5	312.2	351.4	402.4	1,358.5	499.7	453.8	582.9	477.5	2,013.9
Amortisation on consolidation gw	– 15.5	– 15.5	– 15.5	– 15.4	– 61.9	– 14.1	– 14.8	– 22.6	– 36.8	– 88.3
Non-recurring items	24.5	0.0	0.0	78.5	103.0	24.0	554.9	– 23.1	– 110.1	445.7
Operating profit total (IAS)	301.5	296.7	335.9	465.5	1,399.6	509.6	993.9	537.2	330.6	2,371.3
Share of profits of associated co's	0.4	3.0	– 1.2	7.5	9.7	5.8	4.4	2.7	7.7	20.6
Financing items	– 72.8	– 74.0	– 83.0	– 36.9	– 266.6	– 68.8	– 96.5	– 39.4	– 88.2	– 292.9
Profit before tax and minority interests	229.1	225.7	251.7	436.1	1,142.7	446.6	901.8	500.5	250.1	2,099.0
Tax	– 73.5	– 87.0	– 82.8	– 148.4	– 391.8	– 148.5	– 266.9	– 161.9	– 73.0	– 650.3
Profit after taxes	155.6	138.7	168.9	287.7	750.9	298.1	634.9	338.6	177.1	1,448.7
Minority interests	– 2.6	– 2.8	– 2.3	3.2	– 4.5	– 7.4	– 1.0	– 4.1	– 1.2	– 13.7
Profit for the period	153.0	135.9	166.6	290.9	746.4	290.7	633.9	334.5	175.9	1,435.0

Deliveries by product area, per quarter

Deliveries 1999, 1000 tonnes	I/1999	II/1999	III/1999	IV/1999	1999
Magazine paper	616	674	702	765	2,756
Newsprint	779	744	787	812	3,122
Fine paper	740	719	693	760	2,912
Packaging boards & papers	782	824	804	787	3,196
Speciality paper	10				10
Total	**2,927**	**2,961**	**2,985**	**3,124**	**11,995**
Timber products,1000 m³	1,035	1,240	1,131	1,231	4,637
Pulp, 1000 tonnes	531	487	505	479	2,001
Corrugated board, million m²	87	80	87	102	355

Deliveries 2000, 1000 tonnes	I/ 2000	II/ 2000	III/ 2000	IV/ 2000	2000
Magazine paper	676	707	838	1,048	3,269
Newsprint	759	747	789	840	3,134
Fine paper	771	720	793	867	3,151
Packaging boards & papers	876	855	848	838	3,417
Total	**3,082**	**3,029**	**3,268**	**3,593**	**12,971**
Timber products,1000 m³	1,159	1,290	1,120	1,312	4,880
Pulp, 1000 tonnes	548	509	501	456	2,014
Corrugated board, million m²	91	104	102	107	404

Key figures 1996-2000

EUR million	1996	1997	1998	1999	2000
Sales	9,510	9,998	10,490	10,636	13,017
Change on previous year, %	– 10.1	5.1	4.9	1.4	22.4
Wages, salaries and statutory employers' contribution	1,688	1,737	1,805	1,754	1,996
as % of sales	17.8	17.4	17.2	16.5	15.3
Depreciation and value adjustments	793	854	1,176	911	1,129
Operating profit	828	893	701	1,400	2,371
as % of sales	8.7	8.9	6.7	13.2	18.2
Operating profit before non-recurring items	832	945	1,172	1,297	1,926
as % of sales	8.7	9.5	11.2	12.2	14.8
Share of profits of associated companies	9	17	10	10	21
Financial income and expenses	– 280	– 280	– 380	– 267	– 293
as % of sales	– 2.9	– 2.8	– 3.6	– 2.5	– 2.3
Profit before tax and minority interests	557	630	331	1,143	2,099
as % of sales	5.9	6.3	3.2	10.7	16.1
Taxes	181	204	146	392	650
Profit for the period	365	405	185	746	1,435
Distribution of dividend	231	254	268	304	419*
Capital expenditure	1,364	1,134	896	740	769
as % of sales	14.3	11.3	8.5	7.0	5.9
R&D expenditure	72	79	80	84	95
as % of sales	0.8	0.8	0.8	0.8	0.7

	1996	1997	1998	1999	2000
Fixed assets	11,059	11,885	11,704	11,905	16,379
Current assets	3,535	3,690	3,718	4,133	4,944
Assets total	**14,594**	**15,575**	**15,422**	**16,038**	**21,323**
Shareholders' equity	5,303	5,528	5,272	5,957	8,571
Minority interests	196	272	279	202	149
Interest-bearing liabilities	6,166	6,565	6,558	5,769	6,856
Operating liabilities	1,538	1,691	1,799	2,357	2,928
Tax liabilities	1,391	1,518	1,514	1,753	2,819
Equity and liabilities total	**14,594**	**15,575**	**15,422**	**16,038**	**21,323**
Capital employed at year-end	10,720	11,572	11,038	10,941	13,903
Operating capital at year-end	12,120	13,078	12,541	12,615	16,557
Interest-bearing net liabilities	5,245	5,772	5,486	4,782	5,183
Return on capital employed (ROCE), %	7.9	8.0	6.2	13.1	20.7
Return on capital employed (ROCE) before non-recurring items, %	7.9	8.5	10.4	12.1	16.8
Return on equity (ROE), %	7.0	7.5	3.3	12.8	19.5
Equity ratio, %	37.7	37.2	36.0	38.4	40.9
Debt/equity ratio	0.95	1.00	0.99	0.78	0.59
Average number of employees	41,810	40,301	40,987	40,226	41,785

* Year 2000 dividend is the Board of Director's proposal to the Annual General Meeting



Magazine paper

[Presence in North America consolidated with approximately 20% share of the US magazine paper market]

Market

Overall the markets remained good due to continuing good economic conditions in Western Europe and North America, which led to an increase in demand for printed advertising. The SC paper market developed favourably throughout the year. Demand rose by 9% in Europe and 10% in North America. Prices in Europe remained stable. In North America prices rose by 6% during the year.

Demand for LWC was also good and market growth amounted to 10% in Europe and 4% in North America. However, the North American market for medium-weight grades was slightly affected by softening US economy during the last quarter. Prices rose by 3-5% in Europe and 6% in North America. Calculated in euros, Western European prices were more than 30% below those applying in North America.

Producers' inventories at the year-end were about 17 days, which is slightly below normal.

Globally during 2000 some 250,000 tonnes of uncoated capacity was upgraded to coated capacity and a further 250,000 tonnes of LWC paper entered the market in Europe. In North America, only minor new capacity has started-up.

Performance and synergies

Sales rose by 33% to EUR 2,598.4 million, of which EUR 411.9 million was due to Consolidated Papers. Operating profit was EUR 305.4 million, down somewhat on the previous year. During the last quarter performance was affected by accounting adjustments and 70,000 tonnes of downtime due to the weaker market situation in North America and seasonal stoppages in Europe. Return on operating capital (ROOC) was 12.8%.

In respect of cost structure, major price increases for the most important raw materials have been incurred.

Rises in the price of chemical pulp, energy and recovered paper offset operating profit by EUR 140 million.

Stora Enso synergies amounted to EUR 32 million, accounting for 13% of total synergies and consisted mainly of economies of scale in purchasing and applying best practice at the mills.

New projects and structural changes

Capital expenditure totalled EUR 104.3 million. Only minor projects were completed during 2000. Investment activities focused on preparatory work for the capacity increase of Kabel's paper machine no. 4 and on productivity and quality improvements at Veitsiluoto's paper machine no. 1, both implemented in early 2001.

Following the Consolidated Papers acquisition, Stora Enso now has 1,650,000 tonnes of magazine paper capacity in North America. The company's market share is about 20%, making it North America's leading supplier of magazine paper.

Facts and figures

Key figures*	1999	2000	% of the Group
Sales, EUR million	1,950.4	2,598.4	18.6
Operating profit, EUR million	308.8	305.4	14.8
– % of sales	15.8	11.8	–
Operating capital, EUR million	1,776.2	3,273.6	22.8
Return on operating capital, %	16.3	12.8	
Capital expenditure, EUR million	102.2	104.3	13.6
Average number of employees	4,745	5,658	
Operating rate	92%	97%	

* excluding goodwill

1,000 tonnes	Deliveries 1999	Deliveries 2000	Capacity 2001
SC	1,115	864	1,602
LWC, MVC, HWC, MFC	1,593	2,357	2,875
Wallpaper base	48	48	48
Total	2,756	3,269	4,525

Magazine paper price trend in Germany

DEM/tonnes

1800
1600
1400
1200

LWC Offset 60g
SC Roto 56g

95 96 97 98 99 00

Source: PPI



On 9 January 2001, Stora Enso announced its intention to build a new 400,000 tonnes newsprint/SC machine in Langerbrugge and shut down paper machine no. 2 (SC 120,000 tonnes per year) at the same site and paper machine no. 1 at Summa in Finland (newsprint 110,000 tonnes per year) after the new machine comes in operation. The new machine is expected to go on stream at the end of 2002.

Outlook for 2001

At the beginning of the year, SC and LWC paper prices in Europe rose up to 8%. Overall, the market environment is expected to remain stable and demand favourable although growth will be slower than in 2000. More than 1 million tonnes of new capacity in LWC and coated woodfree will come on stream in 2001 and may have an effect on the favourable market balance.


Sales by market
Continental Europe 74%
Northern Europe 15%
North America 5%
Others 6%

World's largest coated magazine paper producers, 1/2001


UPM-Kymmene
Stora Enso
International Paper
Burgo
Haindl Papier
Oji Paper
Myllykoski
SCA
Norske Skog
Abitibi Consolidated
million tonnes
1
2
3

Source: Jaakko Pöyry

World's largest uncoated magazine paper producers, 1/2001


Stora Enso
Abitibi Consolidated
UPM-Kymmene
Norske Skog
Myllykoski
Haindl Papier
SCA
Oji Paper
International Paper
Burgo
million tonnes
0.5
1.0
1.5

Source: Jaakko Pöyry



[Restructuring of capacity in process to improve competitiveness and boost recovered paper utilisation]

Market

The European newsprint market was characterised by good demand. Prices were stable throughout the year, but remained roughly at the 1999 levels. Demand rose by 5%. Canadian exports to Europe amounted to 786,000 tonnes, 4% above the 1999 level. Russian exports to Western Europe have decreased by 7%.

The North American market was characterised by several price rises during the year and prices were more than 30% higher than in Europe at the end of 2000. Demand grew approximately 1% thanks to the increased volume of advertising.

Capacity grew only marginally during the year. In Europe no newsprint machines were started up, but capacity was upgraded into higher value-added products.

Producers' inventories at the year-end were 24% below last year, down to the lowest level in the last five years.

Performance and synergies

Sales rose by 8% to EUR 1,766.7 million and operating profit was EUR 268.3 million, down 12%. Operating profit was affected by the high recovered paper price, which rose 70% during the year. Return on operating capital (ROOC) was 20%.

Stora Enso synergies accrued as planned and totalled EUR 32 million. Newsprint synergies accounted for 13% of total synergies and consisted mainly of switching production between mills.

New projects and structural changes

Capital expenditure totalled EUR 74.8 million. In line with an earlier decision the implementation of the waste-water treatment improvement of the Hylte mill was initiated (EUR 28 million).

New projects decided in 2000 included the quality and capacity improvement of the Keräyskuitu Oy deinking plant and the capacity enhancement of the Kvarnsveden paper machines no. 9 and 11 by some 15,000 tonnes/a. Capital expenditure for these projects is about EUR 15 million.

On 9 January 2001 Stora Enso announced its intention to build a 400,000 tonnes per year newsprint/SC paper machine in Langerbrugge and to shut down paper machine no. 1 at Summa with newsprint capacity of 110,000 tonnes per year and paper machine no. 2 (SC 120,000 tonnes per year) at Langerbrugge once the new machine is in operation. The machine is expected to go on stream at the end of 2002.

Facts and figures

Key figures	1999	2000	% of the Group
Sales, EUR million	1,641.8	1,766.7	12.6
Operating profit, EUR million*	306.4	268.3	13.0
- % of sales	18.7	15.2	
Operating capital, EUR million	1,347.6	1,256.7	8.8
Return on operating capital, %	21.7	19.9	
Capital expenditure, EUR million	72.3	74.8	9.7
Average number of employees	5,564	5,437	
Operating rate	95%	95%	

* excluding goodwill

1,000 tonnes	Deliveries 1999	Deliveries 2000	Capacity 2001
Newsprint	3,122	3,134	3,260

Sales by market



Continental Europe 55%
Northern Europe 37%
Others 8%



Outlook for 2001

Annual contracts for 2001 were agreed at prices substantially higher than in the previous year. In Western Europe, after all the year 2000 capacity change announcements, the net newsprint capacity increase is expected to be about 260,000 tonnes in 2000-2003. However, the good demand/supply balance is expected to continue.

World's largest newsprint producers, 1/2001



Abitibi Consolidated
Norske Skog
Bowater
Stora Enso
UPM-Kymmene
Nippon Paper
Pan Asia Paper (Papco)
Oji Paper
Haindl Papier
Holmen
million tonnes
1
2
3
4
5

Source: Jaakko Pöyry

Newsprint price trend in Germany

DEM/tonnes

1250
1200
1150
1100
1050
1000
Newsprint 45 g
95 96 97 98 99 00

Source: PPI

Recovered paper price trend in Germany

DEM/tonnes



OCC
News and pams
300
200
100
95
96
97
98
99
00

Source: Euwid



Fine paper

North America – the first major step on the world's largest paper market

Market

The overall market for fine paper (free sheet) was strong. Demand developed positively until the end of the summer, when demand for coated fine paper sheets began to weaken, primarily as a result of de-stocking in the supply chain. The market for uncoated fine paper currently remains good in both Europe and the USA as well as in Asia.

In Europe, fine paper demand was up about 6% and prices rose by 3% over the year.

In North America, demand grew by 5% and prices were up by 8%. The North American market balance suffered from Asian imports.

In Asia demand was reasonably good until the autumn when it was affected by increased production and pressure to reduce inventories quickly. The weakness of the euro against the US dollar made it difficult for Asian suppliers to sell excess supply to Europe. Imports of fine paper from Asia to Europe totalled 200,000 tonnes.

The year saw the start up of 3 new fine paper machines in Asia and one in Europe. No new fine paper machine start-ups are scheduled in the world for 2001 but some uncoated fine paper capacity will be upgraded to coated fine paper.

Producers' inventories grew slightly during the year but nevertheless remained within normal levels.

Performance and synergies

Sales totalled EUR 2,972.1 million, up 37%. Consolidated Papers accounted for 13% of sales. Operating profit was EUR 462.3 million, significantly higher than in the previous year. The result was strengthened by higher prices and good delivery

volumes but affected by weakening demand in the autumn, which led to production curtailments at Stora Enso mills totalling of 110,000 tonnes. Return on operating capital (ROOC) was 16%.

The cost structure remained unchanged from the previous year.

Stora Enso synergies amounted to EUR 59 million. Fine paper synergies accounted for 25% of total synergies and consisted mainly of production streamlining, purchasing and logistics.

New projects and structural changes

Capital expenditure totalled EUR 69.2 million. New projects decided in August 2000 are the rebuilds of Oulu paper machine no. 6 and Uetersen paper machine no. 2 at a total cost of some EUR 100 million. The investments will raise Stora Enso's fine paper capacity by 126,000 tonnes by the end of the year 2001.

Facts and figures

Key figures*	1999	2000	% of the Group
Sales, EUR million	2,163.2	2,972.1	21.2
Operating profit, EUR million	202.6	462.3	22.4
– % of sales	9.4	15.6	
Operating capital, EUR million	2,196.7	4,032.0	28.1
Return on operating capital, %	9.2	16.4	
Capital expenditure, EUR million	112.9	69.2	9.0
Average number of employees	7,565	8,344	
Operating rate	95%	94%	

* excluding goodwill

1,000 tonnes	Deliveries 1999	Deliveries 2000	Capacity 2001
Graphic (coated) paper	1,560	1,917	2,685
Office (uncoated) paper	1,352	1,234	1,410
Total	2,912	3,151	4,095

Fine paper price trend in Germany

DEM/tonnes

2000, 1800, 1600, 1400, 1200

— Uncoated* - - - Coated**

95 96 97 98 99 00

Source: PPI

* UWF reels 60g ** CWF sheets 100g









Following the Consolidated Papers acquisition Stora Enso now has 895,000 tonnes of coated fine paper capacity in North America. The company's US market share is 13%, making it North America's second largest supplier of coated fine paper.

Outlook for 2001

The coated fine paper market is expected to remain weak during spring 2001. Producers are likely to continue to take some downtime to adjust production in line with this, but a large part of inventory adjustments were taken already during 2000. Overall, the market is anticipated to improve towards the end of the year. The uncoated market should remain strong due to capacity conversion.

Sales by market


Continental Europe 43%
Northern Europe 25%
North America 17%
Others 15%

World's largest coated fine paper producers, 1/2001


Sappi
Stora Enso
Metsä-Serla
Asia Pulp & Paper
Oji Paper
Lecta Europe
International Paper
UPM-Kymmene
Burgo
Nippon Paper
million tonnes
1
2

Source: Jaakko Pöyry

World's largest uncoated fine paper producers, 1/2001


International Paper
Georgia-Pacific
Asia Pulp & Paper
UPM-Kymmene
Stora Enso
Metsä-Serla
Boise Cascade
Nippon Paper
Weyerhaeuser
Willamette Industries
million tonnes
1
2
3
4
5

Source: Jaakko Pöyry and Stora Enso


Packaging boards

Focus on streamlined production and capital expenditure targeted to productivity improvements

Market

The packaging board market was fairly good during the year. Demand for liquid packaging board remained stable but prices were low. The year saw a clear improvement in demand for and prices of cupstock, folding boxboard (FBB) and white lined chipboard (WLC).

In Finland, Sweden and Russia demand for corrugated boards was good and prices strengthened. From spring on, markets in the Baltic countries began to improve. Demand for containerboards and kraft paper remained sound in Europe, but in North America inventory building took place, putting pressure on prices. Demand for coreboard and cores as well as for laminating papers was good and prices improved.

Performance and synergies

Sales were EUR 2,716.0 million, up 16% on the previous year. Operating profit was EUR 266.8 million, up 37%. The improvement was due to increased deliveries and higher prices. The result was, however, affected by the paper industry strike in Finland in April and the investment stoppages in the fourth quarter curtailing production by 60,000 tonnes. The increase in the cost of raw material, especially energy and recovered paper also affected the result somewhat. About 15% of production is based on recovered paper. The strong US dollar has improved the competitiveness of European producers. Return on operating capital (ROOC) was 11%.

Stora Enso synergies amounted to EUR 54 million, 23% of total synergies, and consisted mainly of economies of scale in purchasing and applying best practises at the mills.

New projects and structural changes

Capital expenditure totalled EUR 335.0 million. The Imatra pulp project (EUR 350 million) proceeded according to plan. The new fibre line no. 3 will start

production in spring 2001. The rebuild of Imatra board machine no. 4 (EUR 34 million) took place in November 2000. The rebuild will improve product quality and raise capacity by 20,000 tonnes. In addition, a decision was taken to rebuild Imatra board machine no. 5 (EUR 16 million) in order to improve the quality competitiveness of liquid packaging boards. At Kotka the Absorbex 2000 project (EUR 27 million) was initiated in order to improve the profitability of paper machine no. 1. Both projects will be completed in autumn 2001.

During the year Stora Enso acquired Huhtamäki Van Leer's tube plants in the Netherlands and Sweden. The 45,000 tonnes Mölndal board mill in Sweden was closed in April and the 40,000 tonnes of packaging board production was closed at Newton Kyme in the UK in December. In January 2001 Stora Enso closed down its wholly-owned subsidiary Ensopack Ltd in Barbados as its production was no longer profitable. Ensopack had annual sales of EUR 3 million and an annual capacity of 4,900 tonnes of liquid and cigarette packages.

In June the Stora Enso subsidiary, Stora Enso Packaging, and Huhtamäki Van Leer set up a joint venture to sell and market packaging solutions for the mobile communications industry. To support this strategy it was decided to build a mobile phone packaging plant in Hungary and expand production capacity at Ruovesi, Finland. The Budapest plant will start up in summer 2001.

In September, Stora Enso signed a letter of intent to purchase Tetra Pak's Forshaga packaging material production unit in Sweden by 30 June 2001. The acquisition will raise the company's plastic coating capacity.

In November, Stora Enso signed a final agreement concerning a 50/50 joint venture with Sweden's AssiDomän. The new company, Billerud, started operations on 1 January 2001 and the Gruvön mill (600,000 tonnes of packaging paper) in Sweden is part of this.

Outlook for 2001

The market is expected to be slightly weaker in 2001.



KING

Facts and figures

Key figures*	1999	2000	% of the Group
Sales, EUR million	2,341.5	2,716,0	19.4
Operating profit, EUR million	194.3	266,8	12.9
– % of sales	8.3	9,8	
Operating capital, EUR million	2,338.2	2,381.4	16.6
Return on operating capital, %	8.4	10,7	
Capital expenditure, EUR million	232.7	335.0	43.5
Average number of employees	10,114	10,132	
Operating rate	89%	95%	

* excluding goodwill

1 000 tonnes	Deliveries 1999	Deliveries 2000	Capacity 2001
Packaging boards and papers	3,196	3,417	3,055

Packaging board price trend in Germany

DEM/tonnes

2000, 1800, 1600, 1400, 1200, 1000

FBB
WLC

95 96 97 98 99 00

Source: PPI

Sales by market

Continental Europe 51%
Northern Europe 30%
Others 17%
North America 2%

World's largest consumer packaging board producers, 1/2001



International Paper
Stora Enso
Westvaco
Riverwood International
Mayr-Melnhof
Reno De Medici
Asia Pulp & Paper
Mead
Cascades
Smurfit-Stone
million tonnes
0.5
1.0
1.5
2.0

Source: Jaakko Pöyry


Timber products

Focus on selected strategic market segments, enhanced end-use value and improved efficiency

Market

The year 2000 began with strong demand and good prices for timber products. During the summer uncertainty in the economy began to affect demand and prices. During the last quarter of 2000 the market showed flattening demand also in Europe. At the same time increasing supply from Scandinavia and Russia put further pressure on prices. In Europe, the markets for low-grade framing and packaging material were further pressed by the oversupply of logs in France and Germany resulting from the storm damage of close to 200 million m^3 at the end of 1999. In Japan, demand and price development has been more positive, especially for higher value system building products. Also in Asia the supply of low grade standard products exceeded demand and prices were under pressure. Over the year Nordic whitewood prices rose by 7%, redwood by 5% and Central European timber prices by 1%.

Producers' inventories are high in all timber segments but the supply line inventories are generally on a normal level.

Performance and synergies

Sales rose by 9% to EUR 1,241.1 million and operating profit was EUR 73.3 million, up 69% on the previous year. The good performance was attributable to high deliveries, increased prices and value-added specialised production and fully exploited synergies. The difficult log supply in Finland led to some minor production problems in the last quarter of 2000. Return on operating capital (ROOC) was 18.6%.

The cost structure remained unchanged, but costs rose as a result of higher wood prices in Finland and Sweden.

Stora Enso synergies amounted to EUR 23 million, accounting for 10% of total synergies.

New projects and structural changes

Capital expenditure totalled EUR 46.5 million. The main project was the modernisation of the Ala, Kopparfors and Gruvön sawmills in Sweden (EUR 46 million). The modernisation will be completed in

Kopparfors and Gruvön by June 2001 and in Ala by the end of 2002. The modernisation project aims at improving the efficiency and profitability of the mills. Extensive further processing capacity will be built directly on-line at both the Kopparfors and Gruvön mills. This will enable the mills to offer a more advanced and competitive processed product to the strategic end use segments in the construction and interior decoration industries.

Other investments in progress are the planer mill at Bad St Leonhard, the post mill at Brand and thermowood production in Kotka. At Bad St Leonhard, a processing mill is under construction. The aim is to improve customer service, productivity and profitability by re-positioning the product offering from low value framing and packaging material to higher value system building end uses. At Brand, a lamination plant is being built to complement the existing product range in engineered wood products for the Japanese construction industry. At Kotka, capacity for specially heat treated timber "thermowood" will be operative from June 2001. The aim is to offer wood users an environmentally friendly alternative to chemically treated timber for end-uses where exceptional durability is required.

To consolidate market position and exploit the rapid growth of European Timber framing markets, a 49% stake in Holzwerke Wimmer GmbH was acquired in December. Wimmer further processes sawn goods into housing and other system-building components at Plarrkirchen, Germany mainly for the European pre-fabricated housing industry. Since the acquisition the company has decided to build a building component plant on the premises of Stora Enso Timber's Zdirec sawmill. The investment will be completed by August 2001.

Outlook for 2001

The world-wide demand for wood products is expected to remain rather flat. The market situation will remain challenging throughout the first half of 2001. The main market pressure will be created by low-grade standard products in the coming months. Specialised system building wood and high-grade joinery will hold up rather well.





Facts and figures

Key figures*	1999	2000	% of the Group
Sales, EUR million	1,140.0	1,242.1	6.9
Operating profit, EUR million	43.5	73.3	3.6
– % of sales	3.8	5.9	
Operating capital, EUR million	377.2	388.2	2.7
Return on operating capital, %	12.2	18.6	
Capital expenditure, EUR million	51.3	46.5	6.0
Average number of employees	3,605	3,593	
Operating rate	96%	97%	

* excluding goodwill

World's largest sawn timber producers


Weyerhaeuser
International Paper
Stora Enso
Georgia-Pacific
Canfor
Abitibi-Consolidated
West Fraser Timber
Slocan Forest Products
UPM-Kymmene
Finnforest
million m³
2
4
6
8

Source: Jaakko Pöyry

1,000 m³	Deliveries 1999	Deliveries 2000	Capacity 2001
Nordic Whitewood	1,451	1,479	1,890
Nordic Redwood	1,386	1,443	1,705
Central European Timber	1,800	1,958	2,075
Total	**4,637**	**4,880**	**5,670**

Price trend of sawn products in Finland
Index 1995 = 100


Redwood
Whitewood
105
100
95
90
85
80
75
70
95
96
97
98
99
00

Source: Finnish Forest Industries Federation

Price trend of sawn products in Sweden
Index 1995 = 100


Redwood
Whitewood
100
95
90
85
80
75
70
95
96
97
98
99
00

Source: Swedish Wood Association



Merchants

> Papyrus, the leading Nordic merchant, offers a European-wide e-service solution

Market

The European paper merchanting industry recorded a 5% growth in volume over 1999. Price levels increased particularly during the first half of the year. The pace of increase slowed towards the end of the year due to destocking.

Performance and synergies

Sales rose by 13% to EUR 890.6 million and operating profit was EUR 9.9 million, up on the previous year. The improved performance was attributable to high deliveries and increased prices. Return on operating capital (ROOC) was 4.7%.

Stora Enso synergies amounted to EUR 4.5 million, accounting for 2% of total synergies.

E-service solution

During the year Papyrus began the implementation of Papyrus e-point – the third generation e-service platform. This is now available in seven European countries and will be marketed further during the first quarter of 2001. The aim is to implement it in at least two more European markets later in 2001.

Structural changes

With the acquisition of the Finnish merchant Paperi Dahlberg and the Norwegian merchant Carl Emil, Papyrus became the number one paper merchant in the Nordic region currently with a 40% market share.

With the acquisition of the Estonian merchant Tallinna Paberibörs raised market share in Estonia to 40% during 2000, consolidating the overall position in the Baltic region, one of Stora Enso's strategic areas. Our strong position in the Nordic and Baltic region will form a base for further growth and achievements in the rest of Europe.

Market outlook

The coated fine paper market is expected to remain weak during the early part of 2001 because of oversupply and weak demand.

The present consolidation trend is expected to continue. Paper merchants, printer groups and fine paper producers are all expected to consolidate further.

Key figures*	1999	2000
Sales, EUR million	787.2	890.6
Operating profit, EUR million	4.1	9.9
– % of sales	0.5	1.1
Operating capital, EUR million	162.8	234.0
Return on operating capital, %	2.2	4.7
Capital expenditure, EUR million	6.6	6.8
Average number of employees	1,577	1,606

* excluding goodwill

Major paper merchants in Europe, 1/2001



Buhrmann
Antalis
New Merchanting Force
Inapa
Igepa
Stora Enso
Schneider
Classen
Torras
Burgo
million tonnes
0.5
1.0
1.5

Source: Jaakko Pöyry

E-customer development



2000
1600
1200
800
400
95
96
97
98
99
00

Since the launch of the first e-service solution in Sweden in 1985, the number of customers has grown steadily.

Nordic market shares



%
60
40
20
Denmark
Finland
Norway
Sweden

With a market share of between 30% and 55% in the various Nordic markets, Papyrus has established a leading position in the region.


Pulp

Balance in annual pulp trading supports the Group's fibre strategy

Market

The pulp market was very strong until the autumn, when demand weakened due to lower demand for coated fine paper. Low demand led to production curtailments during the last quarter. Global pulp inventories were at a low level throughout the year, increasing however, towards the end of the year. At the year-end Norscan inventories were 1.7 million tonnes, the ten-year average being 1.6 million tonnes. During the year the price of long-fibre pulp and short-fibre pulp rose by about 20%. The list price for long-fibre pulp was USD 710 and for short-fibre EUR 720 at the end of January 2001.

Performance and synergies

Sales rose by 45% to EUR 1,387.7 million and operating profit to EUR 507.7 million. The improvement was attributable to an increase in both prices and deliveries. However, the good development was offset by curtailments of 40,000 tonnes during the last quarter. Return on operating capital (ROOC) was 45%.

Stora Enso synergies totalled EUR 21 million and accounted for 9% of total Group synergies. Synergies mainly comprised benchmarking and operational efficiency.

New projects and structural changes

During the year Stora Enso set up a joint venture with Aracruz Celulose S.A. and Odebrecht S. A. to develop the Veracel pulp mill project in Brazil. The decision on whether to build is scheduled to take place at the end of 2002. Stora Enso owns 45% of Veracel.

With the Consolidated Papers acquisition complete, annual pulp purchases and sales will be well balanced in 2001.

Outlook for 2001

Pulp shipments are anticipated to remain at lower than average until the fine paper markets recover. Capacity utilisation rates will be adjusted to market demand. On the other hand no new green-field pulp mills will start up in 2001. Thus the fundamentals for a balanced supply and demand of market pulp are better than for many years.

Key figures*	1999	2000	% of the Group
Sales, EUR million	957.8	1,387.7	12.5
Operating profit, EUR million	98.3	507.7	24.6
– % of sales	10.3	36.6	
Operating capital, EUR million	1,120.3	1,101.4	7.7
Return on operating capital, %	8.7	45.3	
Capital expenditure, EUR million	103.3	65.7	8.5
Average number of employees	2,383	2,333	
Operating rate	93%	92 %	

* excluding goodwill

Pulp balance 2000 1,000 tonnes*	Long-fibre	Short-fibre	Fluff	Total
Own production	2,404	2,133	195	4,732
Sunila (50%)	131			131
Total production	2,535	2,133	195	4,863
Deliveries to own mills	2,068	1,736		3,804
Deliveries to externally	467	397	195	1,059
Puchases externally	695	371		1,066
Balance	– 228	26	195	– 7

* Consolidated Papers included for 12 months

1,000 tonnes	Deliveries 1999	Deliveries 2000	Capacity 2001
Short-fibre pulp	826	935	955
Long-fibre pulp	983	884	930
Fluff pulp	191	195	215
Total	2,001	2,014	2,100


Nordic forest

> Co-operation with forest owners in wood procurement creates value added

The Finnish wood market.
The price of pulpwood from privately-owned forests remained stable but sawlog prices rose by 6% during 2000. Throughout the year the supply from privately-owned forests was steadier than previously and trading volumes reached the level of record years. An exceptionally warm and rainy autumn made deliveries critical until the end of December. Problems were encountered in securing both domestic and import supplies. Imports were slightly lower than planned in 1999. Oil-based costs increased expenses in wood operations.

The Swedish wood market.
Trees downed by storms in Western Europe and Scandinavia in late 1999 affected the wood market in 2000 in two ways - the relocation of harvesting and transport resources and a strong flow of pulpwood and saw logs.

The price of pulpwood was stable while the price of logs decreased somewhat due to oversupply. In summer, the increased prices of pulp and paper led to higher pulpwood prices during the second half of the year. However, saw log prices fell during the autumn. The import to Sweden of pulpwood, chips and logs reached an all-time high as a result of higher mill consumption.

Warm and very wet weather in summer and late autumn seriously hampered deliveries of spruce pulpwood and saw logs due to soft roads and reduced access in harvesting operations.

Purchases from private forest-owners stayed at the previous year´s level.

Performance and synergies
Sales rose to EUR 1,877.4 million mainly as a result of high wood demand. Operating profit fell by 13% to EUR 115.3 million mainly due to IAS depletion on forest asset value and high operating costs in the last quarter resulting from bad weather conditions in Finland and Sweden. Stora Enso's forest synergies totalled EUR 11 million.

Wood deliveries
Total deliveries to mills in the Nordic countries rose by 11% to 39.6 million m³ (solid wood under bark). Deliveries of imported wood grew by 8% to 9.1 million m³. Felling in Group forests rose by 10% to 5.2 million m³. The supply from privately-owned forests rose to 11.8 million m³, up 21%.

Structural changes
The development of co-ordination in wood procurement and logistics in Western Europe began during the year.

Outlook for 2001
Wood needs appear to be staying at a high level and Finland will see the start-up of new wood-consuming capacity, such as the Imatra pulp mill and the Oulu paper machine no. 6 rebuild. Wood resources are well balanced. In Sweden, wood resources for the beginning of 2001 are good. High oil and diesel prices will keep transportation costs high.

Key figures*	1999	2000
Sales, EUR million	1,630.3	1,877.4
Operating profit, EUR million	132.3	115.3
Operating profit, %	8.1	6.1
Operating capital, EUR million	1,321.6	1,281.5
Return on operating capital, %	9.6	8.5
Capital expenditure, EUR million	13.8	18.7
Average number of employees	2,134	2,236

*excluding goodwill

Harvesting/growth in Stora Enso's Nordic forest (m³ fo million)	1999	2000
Opening growing stock	234.6	238.2
Net growth	9.5	9.6
Final felling	-4.3	-4.5
Thinning	-1.5	-1.8
Tax reassessment/additional land holdings	-0.1	0.0
Closing growing stock	238.2	241.5

Procurement for Nordic mills	%
Private forest-owners	30
Delivered by other companies	28
Goverment forest	5
Company-owned forest	13
Import from Russia	13
Import from other countries	11



North American division

On 31 August 2000 Stora Enso acquired the United States-based Consolidated Papers, Inc. This is an ideal strategic fit. At the time of the acquisition, Consolidated Papers was North America's largest producer of coated fine papers and supercalendered printing papers. With a focused product range, a century-old reputation for business excellence, a successful marketing and sales organisation and outstanding customer relationships, the acquisition provides Stora Enso with a solid platform for further growth in North America.

Today the former Consolidated Papers organisation represents the core of a new division – Stora Enso North America. The new division also includes Stora Enso's Port Hawkesbury mill in Nova Scotia, Canada and Stora Enso's North American marketing network. The North American division´s total sales since its formation were EUR 901.6 million and operating profit amounted to EUR 79.2 million. The number of employees is 6,860.

The year saw the completion of the USD 100 million cost-reduction programme initiated by Consolidated Papers in 1999. The programme focused on improved raw material costs, increased productivity and higher efficiency. A further component of the cost-reduction programme was a carefully planned workforce cutback approximately 10%, in the U.S. workforce. Synergy benefits from the acquisition were initially estimated to reach about EUR 100 million (USD 90 million) in 2001 and total approximately EUR 123 million (USD 110 million) by the end of 2002. The targeted synergy benefits were analysed more in detail during the autumn, but the analysis did not result in any material change. The synergy process is in place and will be reported in July in connection with the six-month reporting.

New projects and structural changes

During the year, two paper machines, one LWC machine and one fine paper machine, were permanently shut down. These shut-downs reduced the division's capacity by 80,000 tonnes.

The North American division's capital expenditure programme will be fully integrated with that of the Group. Targeted capital expenditures will increase productivity and enhance quality to ensure customer satisfaction.

The division's financial results are reported under the product areas.

Asia/Pacific division

The function of the Asia/Pacific division is to look after the Group's interests in the Asian-Pacific area and co-ordinate the Asian marketing network. Currently its main interests in the area are the development of the Suzhou mill in China, a co-operation with Advance Agro Pcl in Thailand and taking care of Group interests in Laminating Papers Pacific Films and PT Finnantara Intiga, the Indonesia plantation project. Stora Enso's stake in both companies is 60%.

Customer focus

Marketing and sales network

Our position as a preferred supplier to customers world-wide strengthened with the acquisition of U.S. Consolidated Papers, Inc.

Stora Enso's global marketing and sales network has an established presence in all continents comprising more than 30 sales companies as well as a number of external agents. To ensure a productive relationship between production, sales and customers, Stora Enso has product specialists at the mills and the sales companies represent the product locally. The total volume channelled via sales companies and agents amounts to approximately 15 million tonnes annually.

Integration

Globally Stora Enso has more than 1,200 employees in the marketing and sales network, an increase of about 20% compared with 1999, due to the acquisition of Consolidated Papers. The sales companies continue to integrate and deploy their organisation to serve global, regional and local customers effectively.

Future

Stora Enso´s objective is to become the customer's preferred supplier and first choice, an essential achievement to succeed in an industry that continues to follow a path of global consolidation.

The marketing and sales network is responsible for day-to-day service contacts with the Group's customers worldwide in all product areas. The sales network ensures the company´s strong identity with customers by establishing a local presence in key markets. This constitutes a continuous process of attentive customer relations. The marketing and sales organisation works with R&D, production, technical service, IT and logistics to deliver products that meet customers' quality and performance expectations on time.

Our activities include the development of e-commerce systems aimed at improving service and reducing transaction costs. Improved visibility achieved by using the e-tool will also lead to better demand management, forecasting and planning. In the long term this is expected to reduce cyclicality.



Sales by country, EUR million	1999	2000
Germany	1,825.7	1,987.4
UK	1,321.7	1,446.4
France	974.0	1,035.4
Sweden	810.5	1,052.3
Finland	730.2	821.8
The Netherlands	538.8	610.1
Italy	450.7	520.6
Spain	349.4	495.9
Belgium	440.0	366.8
Denmark	286.8	319.8
Other EU	423.0	495.5
Total EU	8,150.8	9,152.0

Sales by country, EUR million	1999	2000
Other Europe	635.3	788.5
North America	607.4	1,512.7
Asia Pacific	773.6	1,023.9
Others	468.6	539.9
Total	10,635.7	13,017.0

Responsibility
Environment

Environmental management

Environmental management has long been identified as the key to improving environmental performance, by guaranteeing continuous improvement and uniform practices throughout the Group. By the end of 2000, 80% of the company's pulp, paper and board production capacity was covered by ISO 14001 and/or EMAS.

During 2000 ten more units were certified according to ISO 14001 and/or registered according to EMAS. In the US, Stora Enso North America aims to have all pulp and paper production, including related forest resources operations, ready for certification by the end of 2001 and certified by the end of 2002.

During 2000 Stora Enso decided that systematic environmental management procedures should also be introduced in service units.

The introduction of forest certification systems in countries where Stora Enso operates has continued strongly.

Environmental principles for transportation were defined during the year.

Financial review

In 2000, Stora Enso spent EUR 229 million (EUR 171 million) on environmental investments and costs. The figure includes capital expenditure as well as operating and maintenance costs, but excludes interest and depreciation. Total environmental investments amounted to EUR 103 million, while environmental costs totalled EUR 127 million.

Examples of major investments during 2000 are: Skutskär waste water plant, Gruvön evaporation plant and Varkaus gasification plant which were completed or are in their final stages. At Anjalankoski a combined heat and power plant was taken into use along with a thermal dryer, designed to increase the energy value of fibre sludge.

The Hylte waste-water plant and Imatra fibre line are projects continuing into 2001.

The following Stora Enso units are due to update their environmental permits between 2001 and 2005: Ala Sawmill, Anjalankoski, Berghuizer, Biron, Celbi, Corbehem, Corenso Pori, Corenso St. Seurin, Duluth, Enocell, Falun Redpaint, Gruvön sawmill, Heinola Fluting, Honkalahti sawmill, Hylte, Imatra, Kabel, Kaunas, Kemijärvi, Kimberly, Kitee sawmill, Koski Timber, Kotka, Kvarnsveden, Niagara, Norrsundet incl. Kopparfors sawmill, Nymölla, Oulu, Pankakoski, Plana sawmill, Sachsen, Skoghall, Skutskär, Stevens Point, Summa, Varkaus, Veitsiluoto, Whiting, Wisconsin Rapids Paperboard, Paper and Pulp Mills, Water Quality Centre and Water Renewal Centre.

Estimates indicate that a total of EUR 70 million will be required to cover future corporate environmental liabilities.

Environmental performance

The year 2000 was a year of continued improvements in environmental performance: Reductions were achieved in waste disposal (3%), emissions of SO_2 (4%), and NOx (5%) despite increased production. COD and AOX-emissions per product tonnes were reduced. The share of renewable sources of energy in fuels consumed increased from 62% to 64%.



The new Baseport system, for the transport of goods from Swedish mills to customers in continental Europe and overseas, went into operation, indicating that the expected environmental improvements will be realised.

Stora Enso has also been recognised for its commitment to environmental matters. The company was selected for the Dow Jones Sustainability Group Index for the second time in row. The index tracks the performance of the leading sustainability-driven companies worldwide.

For more information, see Environmental Report or visit www.storaenso.com/Environment

We take the first step
Research and development

Research and development is an integrated part of Stora Enso's business environment. Outlined below are some of the innovations and success stories where we have been able to develop new products and tools that provide customers with added value, not only in a traditional sense, but also by providing application know-how and helping to enhance their own product development.

The virtual package concept

In order to help customers choose the right material for the right purpose and increase speed in their product development and evaluation of new materials and ideas, we have developed "the virtual package" concept.

Traditionally, packages are developed by making prototype packages, which are subjected to consumer tests and finally brought into full-scale production. The design of prototypes typically includes selection of material, design, images and other features in a somewhat time-consuming process.

The "virtual package" concept enables Stora Enso development people to collaborate with converters, consumer goods' manufacturers and retailers in creating virtual packages with chosen design and print before producing any prototype packages. The virtual package can not only be viewed in three dimensions, but also be felt and touched. The possibility to feel the package and hence to influence user properties such as grip stiffness by changing shape and the choice of board grades is important in reducing lead time in developing new packages.



Enso Silver Barr - a new product in the Ensobarr family

Food packages are used to protect food during transport and storage and also to provide a good surface for advertisement. A good package increases the shelf-life of the product and benefits food manufacturers, transporters, retailers and consumers.

Paperboard laminates are excellent packaging materials for foods and beverages, combining extremely low weight and high stiffness as well as providing a barrier for light, oxygen and other vapours.

The highest degree of protection, and hence shelf-life, is traditionally achieved by laminating a thin aluminium foil to a paperboard with suitable polymers.

Enso Silver Barr, a new product with high light barrier properties, has now been developed and introduced. By using the effective light-scattering properties of an optimised mixture of pigments and polymers in an innovative way, we have designed a product that allows a substantial increase in storage time for fruit juices at room temperature. Building functionality with a minimum of material enhances simultaneous source reduction.

So far Enso Silver Barr has been evaluated only for liquid food applications. A whole new range of potential applications for this material exists also in the dry-food sector.

Classic-pigmented, mechanical book paper

Stora Enso's Anjala mill has combined new technologies and raw materials to develop a product family of book papers. The first surface-treated, pigmented, mechanical book paper to be used for printing high quality novels was introduced in 1995.

The newest, pigmented, mechanical book paper in the product family is Classic. Stiff, very bright, opaque paper is suited to a wide range of high-quality novels, dictionaries, educational books and four-colour comic books where high contrast and an excellent printing image need to be combined with cost-effectiveness. Classic encompasses the brightness of traditional offset paper but can be printed on cold set and heat set. Opaque paper allows low basis weight, saving fibre and offering a large printing area per weight. The excellent paper properties come partly from a special pressurised ground-wood fibre recipe and from the surface treatment.

Human resources

Activities during 2000

The principle tasks of Human Resources were to support the continuing development of the Group, identify areas for improvement, support the creation of a performance culture, further develop the implementation of Total Quality Management and implement a performance-based award system. The key target has been the establishment of a well-functioning organisation and a good working climate characterised by a performance-oriented spirit. This has been achieved by selecting and retaining the best people as well as by having up-to-date human resources processes and practices.

Internal attitude surveys

During 2000 Stora Enso continued to monitor employee satisfaction and evaluate corporate governance. An employee attitude survey directed to all Stora Enso employees worldwide, with the exception of the recently acquired operations in North America, was conducted during the year. Further, an internal customer-satisfaction survey was implemented to assess the success of corporate governance activities as well as the effectiveness of the company's various units in satisfying internal customers. Following the acquisition of Consolidated Papers, a select group of North American employees was targeted to assess similarities and differences in attitudes and perceptions in our organisations.

As the year 2000 ended, a company-wide values and attitude survey directed towards key managers was introduced. Results so far show that the positive development within Stora Enso is continuing and that the areas in need of improvement identified in the 1999 survey have seen the greatest improvement.

Evidence of our success is measurable in other ways also. Over the past two and a half years, and in an exceptionally competitive labour market, we have lost only 2% of an identified group of 200 top employees in leadership positions.

Stora Enso will continue its policy of asking employees their opinions and experiences, using this knowledge as the basis for a continued effort towards excellence.

Performance culture

We continuously aim at improved performance. Recognising that our corporate culture is the basis of our success, we assess our strengths and weaknesses in order to gauge the facts necessary for the improvement of our human resources operations. The evaluation tool is the total quality management system (TQM) – Stora Enso Excellence 2005, which was launched in its present form in 1995 and is making excellent progress towards its objective of making Stora Enso a Business Excellence company in 2005.

During the year 60 Stora Enso units participated in the Excellence 2005 process. The internal award for 2000 was won by Stora Enso's wholly-owned subsidiary, Laminating Papers Oy, which also won the top national Quality Award. This management tool will continue to be an integral part of our activities and the Human Resources division.



The challenges we continue to meet include: the high average age of personnel, a rather low level of education in many production units, a traditional organisation, and the difficulties encountered in employing skilled, progressive employees in a highly competitive labour market.

Competence development

Competence development refers to investment in future capabilities to guarantee improved employee performance. Competence development activities are based on the human resources development plans of the various business units, derived from business

strategies and individual development plans originating in appraisal discussions.

In 2000 ten major Stora Enso training programmes at Group level were organised, seven as in-house programmes and three as consortium programmes with other companies. In all, some 500 employees participated in these programmes. The in-house management development programmes place emphasis on Stora Enso Excellence 2005, intercultural relations, change enablement and the importance of acting in accordance with the company's mission, vision and values.

To improve the credentials of top leadership in 2001, practical leadership training will be made available to our 200 top managers. Recognising the need to "live" our mission, vision and values, we will work to increase the number of managers acting as role models. Over time, this training will be implemented at other levels of the organisation and within intercultural groups to maximise success.

Attracting top talent

Stora Enso wishes to be the most attractive forest industry employer. To this end we have clear guidelines for university relations and an internal trainee programme for newly-recruited graduates.

Our efforts to attract top talent compete with those of other business sectors, specifically with the "high-tech" industries. To ensure our success, we have scaled up efforts to attract top professional talent and expand future recruitment by increasing our profile in schools and encouraging students to study forest products industry-related subjects.

A Stora Enso career web site is also in place to increase employee mobility within Group units and divisions.

Compensation

Employees

Stora Enso has a performance-based bonus system where bonuses are based on company profits and the achievement of key business targets. The bonus is calculated as a percentage of each employee's annual base salary, capped in the case of non-managerial employees at 7%.



Key figures	1999	2000
Average number of employees	40,226	41,785
Sales / employee, EUR	264,399	311,524
Personnel turnover, %*	1.5	3.2
Training days / employee	4.2	4.1

* Based on number of outgoing permanent employees who have left the company voluntarily

Education structure

Master 4.8%
(Lic.) Doctor 0.2%
Bachelor 14%
Basic 30%
High school/ vocational 51%

Average number of employees	1999	2000	%
Finland	15,116	15,088	36%
Sweden	11,285	10,856	26%
Germany	4,817	4,723	11%
USA	52	2,197	5%
France	1,398	1,356	3%
Austria	1,033	1,078	3%
The Netherlands	769	831	2%
China	817	801	2%
UK	859	783	2%
Canada	712	736	2%
Belgium	694	690	2%
Other countries	2,674	2,646	6%
Total	40,226	41,785	100%

The bonus system currently covers some 60% of all employees. In the future, the system will be implemented on a planned basis in all countries; however, global implementation will take time due to local practices, contracts and legislation.

Management

For middle and top management, a bonus programme exists where the bonus comprises up to 20% to 50% of annual base salary depending on the person's position in the company. The bonus is linked to the corporate return on capital employed (ROCE) target, divisional ROCE targets and individual business objectives.

An annual rolling incentive programme is also in place. In 2000 this consisted of an option/synthetic option programme for about 200 persons in managerial and specialist positions. Participants have been given seven-year options which may be exercised from 1 April 2003. The strike price is EUR 12.25. The annual incentive programme is described in greater detail under Note 25, page 85 – 86.

Employee relationship

Stora Enso's management considers that it enjoys good relations with employees and their representatives and historically the company has faced few industrial disturbances.

In April 2000, however, the Finnish forest products industry, Stora Enso included, experienced an 8-day strike before a national collective bargaining agreement was reached. The strike resulted in lost sales of approximately EUR 100 million and lost operating profit of approximately EUR 40 million.



Management development


Executive programme
Training for international operations
Stora Enso manager programme
Company, adapted external management development programme
Trainee programme
Special-focused
Executive master programme in project management
Excellence 2005 workshops
Stora Enso's world
Paper school
5
10
15
20
25
30
35
Years of professional experience

Average number of employees


45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
96
97
98
99
00

Report on operations

Report on operations by the Board of Directors

Markets and deliveries

Demand for paper and board products increased during the first three quarters of the year in Western European and US markets, but slowed down in the fourth quarter owing to destocking and the softening of the US economy. During the fourth quarter Stora Enso took 280,000 tonnes of production downtime due to the weaker market situation especially in coated fine paper and pulp, and seasonal and investment stoppages. Downtime taken in North America accounted for 95,000 tonnes of the curtailments.

Paper and board deliveries totalled 12,971,000 (11,995,000) tonnes. Deliveries of market pulp outside the Group amounted to 1,059,000 (1,251,000) tonnes, and pulp purchases from outside sources to 782,000 (750,000) tonnes. Sawn timber deliveries were 4,880,000 (4,637,000) m^3.

Sales and financial results

Earnings per share (basic) were EUR 1.32 (EUR 0.89) and cash earnings per share EUR 2.61 (EUR 2.09), before non-recurring items in both cases. Earnings per share (basic) amounted to EUR 1.77 (EUR 0.98). Cash earnings per share were EUR 3.16 (EUR 2.18).

Sales for the year amounted to EUR 13,017.0 million (EUR 10,635.7 million), an increase of 22.4% compared with the previous year. The increase in sales is attributable to higher product prices and/or delivery volumes in all core product areas and in pulp. The acquisition of Consolidated Papers increased sales by EUR 740.1 million from 1 September 2000 onwards. The paper industry strike in Finland in the second quarter reduced the sales increase by EUR 100 million.

The earnings before interest, tax, depreciation and goodwill amortisation (EBITDA) before non-recurring items totalled EUR 2,970.2 million, or 22.8% of sales (EUR 2,237.7 million or 21.0%), an increase of 32.7% on the previous year.

The operating profit before non-recurring items was EUR 1,925.6 million, or 14.8% of sales (EUR 1,296.6 million or 12.2%), an increase of 48.5% on the previous year. The improvement due to higher sales prices and delivery volumes was partly offset by an increase in recovered paper prices and EUR 40 million lost in operating profit due to the paper industry strike in Finland in the second quarter.

All product areas except magazine, newsprint and forest operations reported higher operating profits than in 1999. Newsprint suffered from high recovered paper prices. Bad weather conditions increased procurement costs and decreased the operating profit in forest operations.

The strengthening of the US dollar, British pound and Swedish krona accounted for EUR 487 million of the sales growth compared with the previous year. The corresponding estimated currency effect on operating profit was about EUR 189 million.

Operating profit for the year totalled EUR 2,371.3 million (EUR 1,399.6 million). Non-recurring items in this figure totalled EUR 445.7 million, the main items being capital gains of EUR 548.8 million from the sale of power assets outside mills and the Stockholm office, a surplus of EUR 34.0 million in the Swedish pension system (SPP), asset write-downs and closing costs of EUR 99.4 million at the Gruvön, Newton Kyme, Langerbrugge and Nymölla mills and a one-time increase in costs of EUR 36.0 million due to inventory fair valuation in the Consolidated Papers acquisition.

Depreciation and goodwill amortisation totalled EUR 1,129.4 million (EUR 911.1 million). The acquisition of Consolidated Papers increased depreciation by EUR 100.2 million, including EUR 31.6 million due to fair valuation of property, plant and equipment. The increase in goodwill amortisation due to the Consolidated Papers acquisition amounted to EUR 30.8 million (USD 28.4 million).

The share of results of associated companies amounted to EUR 20.6 million (EUR 9.7 million), of which EUR 26.8 million was from the pulp mill Sunila Oy.

Net interest for the period was EUR 305.2 million, which is 5.9% of interest-bearing net liabilities and EUR 3.0 million more than for the previous year. Foreign exchange gains of EUR 5.9 million were allocated to the period. Dividend income was EUR 6.3 million.

Stora Enso's productivity programme has progressed according to plan. The part already implemented will have an annual impact on future operating profits of about EUR 100 million. An additional EUR 50 million has been identified and the implementation process has started. In 2000 EUR 75 million was realised. This means that the initial target will be reached.

Stora Enso synergies amounted to EUR 240 million, the target for the year 2000 being EUR 170 million. Synergies were greatest in fine paper, packaging boards and magazine paper. The main synergy sources were

streamlining of production and purchasing and logistics. As accrual of the synergies is well above reported estimates, the EUR 300 million final target will certainly be achieved. The company has decided to cease reporting on the Stora Enso synergies and the productivity programme.

Profit before taxes and minority interests amounted to EUR 2,099.0 million (EUR 1,142.7 million), an increase of EUR 956.3 million on the previous year. Profit before non-recurring items was EUR 1,653.3 million, up 59.0% on the same period of 1999. Taxes amounted to EUR 650.3 million (EUR 391.8 million), equivalent to a tax rate of 31.0% (34.3%). Minority interest on profits was EUR 13.7 million (EUR 4.5 million). Profit for the period was EUR 1,435.0 million (EUR 746.4 million).

Return on capital employed was 16.8% (12.1%) before non-recurring items. Capital employed was EUR 13,902.9 million at the end of the period, a net increase of EUR 2,961.6 million from the beginning of the year after the sale of power assets (EUR -1,232 million) and the acquisition of Consolidated Papers (EUR 5,063 million).

Fourth quarter results

The earnings per share for October to December were EUR 0.28 (EUR 0.37), down 24% on the previous quarter, and cash earnings per share were EUR 0.61 (EUR 0.67), before non-recurring items in both cases. The decline was due to market-related production curtailments.

Sales for the quarter were EUR 3,678 million. Earnings before interest, taxes, depreciation and goodwill amortisation (EBITDA) were EUR 748.9 million, before non-recurring items. Operating profit was EUR 440.7 million before non-recurring items, 21.3% less than in the third quarter and 12.0% of sales. The operating profit was affected by production curtailments and adjustments due to accounting principles. The strong US dollar accounted for approximately EUR 29 million of the sales increase and an estimated EUR 6 million of the operating profit increase compared with the previous quarter. Interest costs of pension liabilities have been reclassified from interest costs to pension expenses to the extent of EUR 20 million. This amount refers to the full year. The non-recurring cost in the fourth quarter totalled EUR 110.1 million.

Profit before taxes and minority interests amounted to EUR 250.1 million (previous quarter EUR 500.5 million). The net interest cost totalled EUR 95.6 million and exchange rate differences EUR 7.5 million. Profit for the period was EUR 175.8 million (previous quarter EUR 334.6 million).

Financing

The cash flow from operations was EUR 2,818.0 million (EUR 1,988.0 million). The operating cash flow (cash flow from operations minus investing activities) amounted to EUR –1,800.9 million (EUR 1,415.9 million). The net effect of the sale of power assets and the acquisition of Consolidated Papers on the operating cash flow was EUR –3,891.8 million.

At the end of the period interest-bearing net liabilities were EUR 5,182.7 million, up EUR 399.9 million compared with the end of 1999. The increase in interest-bearing net liabilities due to the acquisition of Consolidated Papers was EUR 3,320.9 million. Due to standardisation of the Group's accounting principles, the Swedish and German pension liabilities have been reclassified from interest-bearing to operating liabilities. The amount adjusted was EUR 584.9 million at the end of the period. Unutilised credit facilities totalled EUR 1.8 billion at the end of the period.

The debt/equity ratio at 31 December was 0.59, compared with 0.78 at the end of 1999. Equity per share was EUR 9.41 (EUR 7.84 at the end of 1999).

Acquisition of Consolidated Papers, Inc.

On 22 February, Stora Enso announced its intention to acquire Consolidated Papers, Inc., North America's leading producer of coated and supercalendered printing papers. The acquisition was completed on 31 August 2000.

The equity price of the company was EUR 4,046.3 million (USD 3,604.1 million). The excess of the purchase price over the estimated fair value of the acquired net assets was approximately EUR 1,916.1 million (USD 1,706.9 million).

Shares for which it was elected to receive stock in exchange were exchanged at the rate of 3.621 Stora Enso ADRs for each Consolidated Papers share. Shares for which it was elected to receive cash in exchange were exchanged for a combination of cash and stock, with shareholders receiving cash for 53.61208% of their shareholding at the rate of USD 44 per share. The remainder of their shareholding was converted into Stora Enso ADRs at the rate of 3.621 Stora Enso ADRs for each share of Consolidated Papers. No fractional shares were issued. Shareholders received cash in lieu of fractional ADRs at the rate of USD 9.11 per ADR (EUR 10.26).

In total 167,367,577 new R shares were issued to exchange Consolidated Papers shares into Stora Enso shares. The subscription price was EUR 10.26 per share.

The synergy benefits from the Consolidated Papers transaction announced on 22 February were analysed in more detail during the autumn. However, the analysis did not result in any material change in the initial

estimates of USD 90 million in 2001 and in total USD 110 million in 2002. In fact, under current weaker market circumstances it is more demanding to achieve the near-term targets. The accrual of synergies will be reported for the first time together with the six months results at the end of July.

By the end of the year the target of USD 100 million of the profit improvement programme started by Consolidated Papers before the acquisition had been achieved. Reporting on this programme will cease.

Stora Enso North America consists of Consolidated Papers, Port Hawkesbury mill in Canada and the sales company. Since its formation reported sales for the new division amounted to EUR 901.6 million and operating profit before non-recurring items and goodwill amortisation was EUR 79.2 million.

Capital expenditure

Capital expenditure totalled EUR 769.3 million (EUR 740.2 million). The main investments were the rebuild of Imatra board machine no. 4 (EUR 30 million) to improve quality and profitability, the new fibre line at the Imatra mill (EUR 161 million) and modernisation of sawmills in Sweden (EUR 14 million). During the third quarter it was decided to rebuild Oulu paper machine no. 6 and Uetersen paper machine no. 2 at a total cost of about EUR 100 million to improve efficiency and increase production. It was also decided to build a new plant producing mobile phone packaging in Budapest, Hungary, and expand production capacity in Finland. The total cost of these investments amounts to EUR 11 million. The capital expenditure in 2001 will be in line with the Group's policy not to exceed the level of depreciation.

Major changes in Group composition

In January the Group acquired two merchants, Carl Emil A/S from Norway and Paperi-Dahlberg Oy from Finland.

On 22 February, Stora Enso announced that it was to acquire Consolidated Papers, Inc., North America's leading producer of coated and supercalendered printing papers. The acquisition was completed on 31 August 2000.

In March, the Group signed an agreement to acquire Huhtamäki Van Leer's tube plants in the Netherlands and Sweden.

On 5 June Stora Enso closed the deal with Fortum Corporation, Finland, concerning the sale of Stora Enso's power assets outside mills in Sweden and Finland. The total asset value of the deal was EUR 1,889.8 million. The profit on the sale was EUR 524.8 million before taxes and the related tax expense was EUR 110.4 million.

In June, Nordic Forest Development Holdings Pte Ltd, a subsidiary of Stora Enso, increased its holding in PT Finnantara Intiga, a joint venture developing a pulpwood plantation in West Kalimantan, Indonesia, from 30% to 60% of the shares.

In June, Stora Enso's subsidiary Stora Enso Packaging and Huhtamäki Van Leer established a joint venture to sell and market packaging solutions to the mobile communications industry.

In July, Stora Enso set up a joint venture with Aracruz Celulose S.A. and Odebrecht S.A. to develop the Veracel pulp mill project in Brazil. The decision on whether to build is scheduled to take place at the end of 2002. Stora Enso owns 45% of Veracel.

On 19 September Stora Enso signed a letter of intent to buy Tetra Pak's Forshaga packaging material production unit in Sweden to increase the company's plastic-coating capacity. The transaction is expected to be completed by 30 June 2001.

In October, Stora Enso and AssiDomän reached an agreement in principle to form a new 50/50-owned company named Billerud AB from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). The new company started operations on 1 January 2001.

Research and Development (R&D)

The Group's research and development expenditure amounted to EUR 94.5 million (EUR 84.0 million), which is 0.7% of sales. The focus of R&D was in the development of new materials for food and beverage packages and in developing products for the digital printing industry.

Personnel

The number of employees increased by 5,571 during the year to 44,624 at the year-end. The increase was mainly due to the 6,147 employees from Consolidated Papers. The sale of power assets reduced the number of employees in Sweden by about 200. The average number of employees was 41,785, up 1,559 on the previous year.

Issues outstanding with competition authorities

The company has given its reply to a statement of objection from the European Commission in autumn 1999 related to newsprint producers' operations from 1989 to 1995. The Company is still waiting for the EU's response. No provision has been made in this respect.

There is pending a Statement of Objections issued by the European Commission against, inter alia, Stora Enso Oyj and the former Stora Carbonless Paper GmbH related to an alleged cartel with respect to carbonless

paper during the period from January 1992 to March 1997. The 76% of Stora Carbonless Paper shares were sold at the end of 1998. Stora Enso has given its reply to the Commission. No provision has been made.

On 29 November the Finnish Competition Council imposed a FIM 10 million (EUR 1.7 million) fine on Stora Enso for breach of the Act on Competition Restrictions in respect of illegal collaboration between forest companies in wood trade follow-up meetings. This has been entered in the accounts and the matter is still pending at the Supreme Administrative Court in Finland.

Events occurring after the closing of the accounts

On 9 January 2001, Stora Enso announced its intention to restructure production capacity in its magazine and newsprint businesses. The target is to improve competitiveness by increasing the usage of recovered paper and utilising the latest technology. The Group intends to build a 400,000 tonnes per year newsprint/SC paper machine in Langerbrugge, Belgium. At the same time it intends to shut down newsprint machine no. 1 in Summa, Finland (110,000 tonnes per year) and paper machine no. 2 producing SC paper in Langerbrugge (120,000 tonnes per year). These two machines will be shut down after the new machine is in operation. After the write-down of EUR 5.8 million entered for the fourth quarter of 2000, the remaining carrying value will be depreciated in their remaining useful lifetime before the machines are closed down.

The Nymölla mill will close down its off-line coater in order to improve machine specialisation and profitability in February 2002 and focus its 400,000 tonnes of annual capacity on uncoated fine paper. Most of the write-down was already booked in 1998. An additional write-down of EUR 5 million is entered in the accounts for the fourth quarter of 2000.

These machine shutdowns in Summa and Nymölla will affect about 360 people, and any costs will be entered later.

Stora Enso shares

Trading

Stora Enso's shares have been listed on the New York Stock Exchange since 13 September 2000 under ticker SEO. In New York the average number of shares traded per day from 13 September to the end of the year was 517,817, compared with 1,647,376 in Helsinki and 1,487,180 in Stockholm.

Changes in share capital

In September 167,367,577 R shares were issued to exchange Consolidated Papers shares into Stora Enso shares. The subscription price was EUR 10.26 per share.

At its meeting on 18 August the Board of Directors decided, as authorised by the Annual General Meeting on 21 March 2000, to repurchase up to 10,446,000 A shares and up to 27,541,000 R shares in the company. By the end of 2000 Stora Enso had purchased 318,000 of its A shares and 16,301,300 of its R shares, which is 3.04% and 59.19% of target respectively. The average price paid for each A share was EUR 10.83 and for each R share EUR 10.45. The total cost was EUR 173.7 million.

During the annual period for conversion of A shares to R shares, 16 October to 27 October, 3,258 requests for conversion were submitted pursuant to which 14,454,732 A shares were converted into R shares.

In December 312,000 new R shares were subscribed under the terms of the bond with warrants issue to the management of 10 April 1997. The shares subscribed in December were registered on 5 January 2001.

Share Capital

Stora Enso had 194,496,456 A shares and 732,726,810 R shares at the end of the year, of which 194,178,456 A shares and 716,425,510 R shares were outstanding. Shareholders' equity amounted to EUR 1.576,3 million at the year-end.

The Board of Directors

The Annual General Meeting held on 21 March 2000 decided that the previous Board of Directors should remain in office for the year 2000.

With the acquisition of Consolidated Papers, the Articles of Association were amended to allow up to eleven board members, and at the Extraordinary General Meeting of shareholders held on 18 August 2000 George W. Mead was elected a board member.

Outlook for 2001

Currently, the prospects look weaker for the full year 2001 than the previous year owing to uncertainty, especially in coated fine paper and pulp. Packaging board market is anticipated to be slightly weaker. Paperboard grades such as raw material for corrugated boards might be affected during the months to come. The sawn timber market will be difficult in the first half of 2001 and influenced by destocking.

However, we expect our main market, Europe, to remain fairly well balanced. Publication papers still enjoy a stable market due to a better balance between capacity and demand. Despite the economic slowdown in the US and Asia, if GNP grows as forecast, underlying demand should still be healthy. Stora Enso intends to control capacity utilisation to adjust to the market demand. We believe that Stora Enso's market position and balance sheet are strong enough to face possible turbulence and uncertainty in the market.

Consolidated income statements

(IAS)

EUR million	Note	1 Jan. – 31 Dec. 1998 restated	1 Jan. – 31 Dec. 1999 restated	1 Jan. – 31 Dec. 2000
Sales	2, 3	10,489.6	10,635.7	13,017.0
Changes in inventories of finished goods and work in progress		41.8	–119.4	–51.1
Other operating income	5	44.9	77.9	96.1
Gain on disposal of discontinuing operations, energy			48.2	524.8
Materials and services		–5,016.3	–4,826.4	–6,037.8
Freight and sales commissions		–1,016.0	–993.5	–1,282.2
Personnel expenses	6, 25	–1,805.2	–1,754.3	–1,995.7
Depreciation, amortisation and impairment changes	9	–1,176.5	–911.1	–1,129.4
Other operating expenses		–861.5	–757.5	–770.4
Operating profit	2, 3	700.8	1,399.6	2,371.3
Net financial items	7	–379.2	–266.6	–292.9
Share of results of associated companies	11	9.9	9.7	20.6
Profit before tax and minority interests		331.5	1,142.7	2,099.0
Income tax expense	8	–146.0	–391.8	–650.3
Profit after tax		185.5	750.9	1,448.7
Minority interests		–0.2	–4.5	–13.7
Net profit for the period		185.3	746.4	1,435.0
Basic earnings per share, EUR	26	0.24	0.98	1.77
Diluted earnings per share, EUR	26	0.24	0.98	1.76

The income statements for the years ended 31 December 1998 and 1999 have been restated to reflect the adoption of the new forest accounting policy. EUR – 7.9 million operating profit and taxes EUR 2.2 million for the year 1998 and EUR – 8.8 million operating profit and taxes EUR 2.8 million for the year 1999 have been reclassified from shareholders' equity to materials and services and depreciation and income taxes respectively. The effect for the year 2000 was EUR – 11.2 million operating profit and taxes EUR 3.2 million.

The accompanying Notes are an integral part of these Consolidated Financial Statements.
All 1998 balances have been restated from Finnish markka into euros using the conversion rate as of 1 January 1999.

Consolidated balance sheets

(IAS)

Assets, EUR million	Note	31 Dec. 1999 restated	31 Dec. 2000
Fixed assets and other long-term investments	10		
Intangible assets		60.3	89.2
Goodwill		466.4	2,228.6
Property, plant and equipment		10,721.7	12,785.6
Investments in associated companies	11, 12	165.5	213.6
Investments in other companies	13	280.4	177.2
Investments	14	49.3	132.3
Non-current loan receivables	17	66.8	486.3
Deferred tax assets	8	5.9	11.7
Other non-current assets		88.6	254.5
		11,904.9	16,379.0
Current assets			
Inventories	15	1,265.6	1,589.5
Tax receivables		71.9	153.0
Short-term receivables	16	2,090.5	2,360.7
Current portion of loan receivables	17	63.0	96.2
Cash and cash equivalents	17	642.2	744.4
		4,133.2	4,943.8
Total assets		16,038.1	21,322.8

Shareholders' equity and liabilities, EUR million	Note	31 Dec. 1999 restated	31 Dec. 2000
Shareholders' equity	18		
Share capital		1,277.6	1,576.3
Share issue premium		379.6	1,823.2
Treasury shares		0.0	-173.7
Cumulative translation adjustment		15.7	-69.6
Retained earnings		3,537.2	3,979.6
Net profit		746.4	1,435.0
		5,956.5	8,570.8
Minority interests		202.0	149.4
Commitments and contingencies	23		
Long-term liabilities			
Pension provisions	20	575.5	771.8
Deferred tax liabilities	8	1,489.7	2,247.5
Other provisions	20	186.5	173.4
Long-term debt	19	3,846.2	5,514.7
Other long-term liabilities		87.0	92.6
		6,184.9	8,800.0
Current liabilities			
Current portion of long-term debt	19	446.7	262.8
Short-term borrowings	19	1,476.6	1,078.0
Other current liabilities	20	1,507.8	1,890.6
Tax liabilities		263.6	571.2
		3,694.7	3,802.6
Total shareholders' equity and liabilities		16,038.1	21,322.8

The accompanying Notes are an integral part of these Consolidated Financial Statements.
All 1998 balances have been restated from Finnish markka into euros using the conversion rate as of 1 January 1999.

Equity reconciliation
(IAS)

EUR million	Share capital	Share issue premium	Treasury shares	Cumulative translation adjustments	Retained earnings	Total
Balance at 31 December 1998	**1,277.5**	**377.7**		**- 188.0**	**3,826.3**	**5,293.5**
Effect of adopting IAS 19 (revised)					- 27.2	- 27.2
Change in accounting policy with respect to forest accounting (net of deferred tax)					6.4	6.4
Balance at 31 December 1998, restated	**1,277.5**	**377.7**	**0.0**	**- 188.0**	**3,805.5**	**5,272.7**
Warrants exercised	0.1	1.9				2.0
Dividends paid (EUR 0.35 per share)					- 268.3	- 268.3
Net profit for the period					746.4	746.4
Translation adjustment				203.7		203.7
Balance at 31 December 1999, restated	**1,277.6**	**379.6**	**0.0**	**15.7**	**4,283.6**	**5,956.5**
Balance at 31 December 1999, as previously reported	**1,277.6**	**379.6**		**12.7**	**4,283.3**	**5,953.2**
Change in accounting policy with respect to forest accounting (net of deferred tax)				3.0	0.3	3.3
Balance at 31 December 1999, restated	**1,277.6**	**379.6**	**0.0**	**15.7**	**4,283.6**	**5,956.5**
Dividends paid (EUR 0.40 per share)					- 303.9	- 303.9
To be placed at the disposal of the Board of Directors					- 1.0	- 1.0
Share issue	0.4	- 0.4				0.0
Share issue (Consolidated Papers, Inc.)	284.5	1,432.7				1,717.2
Conversion of share capital from FIM to EUR	13.8	- 13.8				0.0
Acquisition of Stora Enso Oyj shares			- 173.7			- 173.7
Options issued (Consolidated Papers, Inc.)		25.1			0.9	26.0
Net profit for the period					1,435.0	1,435.0
Translation adjustment				- 85.3		- 85.3
Balance at 31 December 2000	**1,576.3**	**1,823.2**	**- 173.7**	**- 69.6**	**5,414.6**	**8,570.8**

EUR million	31 Dec. 1999	31 Dec. 2000
Distributable funds		
Retained earnings and translation adjustment at 31 December	4,299.3	5,345.0
Untaxed reserves included in retained earnings	- 935.2	- 1,979.1
Distributable funds at 31 December	**3,364.1**	**3,365.9**
Cumulative translation differences at 31 December	**15.7**	**- 69.6**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

All 1998 balances have been restated from Finnish markka into euros using the conversion rate as of 1 January 1999.

Consolidated cash flow statements
(IAS)

EUR million	1 Jan. – 31 Dec. 1998	1 Jan. – 31 Dec. 1999	1 Jan. – 31 Dec. 2000
Net profit for the period	185.3	746.4	1,435.0
Reversal of non-cash items:			
Minority interests	0.2	4.5	13.7
Taxes	146.0	391.8	650.3
Depreciation, amortisation and impairment charges	1,176.5	911.1	1,129.4
Share of results of associated companies	– 9.9	– 9.7	– 20.6
Profits and losses on sale of fixed assets	6.4	– 97.5	– 597.5
Net financial income	379.2	266.6	292.9
Interest received	17.9	12.8	23.0
Interest paid, net of amounts capitalised	– 378.4	– 279.3	– 318.2
Dividends received	2.3	3.9	6.3
Other financial items, net	– 21.0	37.3	3.0
Income taxes paid	– 39.1	– 310.9	– 553.3
Change in net working capital, net of businesses acquired or sold	136.0	– 218.0	96.6
Net cash provided by operating activities	**1,601.4**	**1,459.0**	**2,160.6**
Cash flow from investing activities			
Acquisition of subsidiary shares, net of cash	– 402.8	– 87.1	– 4,549.1
Acquisition of shares in associated companies	– 42.4	– 2.7	–
Investment in shares in other companies	– 68.8	– 14.1	– 10.0
Capital expenditures	– 896.4	– 729.1	– 769.3
Proceeds from dispositions of subsidiary shares, net of cash	125.8	140.4	590.0
Proceeds from dispositions of shares in associated companies	–	72.0	–
Proceeds from dispositions of shares in other companies	3.7	1.5	20.9
Proceeds from sale of fixed assets	35.4	28.7	109.9
Proceeds from (payments of) long-term receivables, net	– 42.9	11.1	– 20.6
Net cash used in investing activities	**– 1,288.4**	**– 579.3**	**– 4,628.2**
Cash flow from financing activities			
Proceeds from (payments of) long-term liabilities, net	313.2	– 613.6	2,077.8
Proceeds from (payments of) short-term borrowings, net	– 143.2	35.2	– 744.8
Dividends paid	– 244.8	– 268.8	– 303.9
Proceeds from issuance of share capital	–	2.0	1,717.2
Repurchase of own shares	–	–	– 173.7
Other	4.2	–	– 2.4
Net cash used in financial activities	**– 70.6**	**– 845.2**	**2,570.2**
Net increase (decrease) in cash and cash equivalents	**242.4**	**34.5**	**102.6**
Effect of exchange rate changes on cash and cash equivalents	– 3.1	12.7	– 0.4
Cash and cash equivalents at beginning of year	355.7	595.0	642.2
Cash and cash equivalents at end of year	**595.0**	**642.2**	**744.4**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

All 1998 balances have been restated from Finnish markka into euros using the conversion rate as of 1 January 1999.

Consolidated cash flow statements

(IAS)

Supplemental Cash Flow Information EUR million	1 Jan. – 31 Dec. 1998	1 Jan. – 31 Dec. 1999	1 Jan. – 31 Dec. 2000
Change in net working capital consist of:			
Change in inventories	– 43.2	120.7	– 43.2
Change in interest-free receivables	221.4	– 203.4	– 269.4
Change in interest-free liabilities	107.1	– 87.0	354.7
Proceeds from (payments of) short-term receivables	– 149.3	– 48.3	54.5
	136.0	**– 218.0**	**96.6**
Non-cash investing and financing activities:			
Finance lease obligations incurred		11.1	
Acquisition of Group companies			
Cash flow on acquisitions			
Purchase consideration on acquisitions	411.9	87.1	4,596.8
Cash and cash equivalents in acquired companies	– 9.1	–	– 47.7
	402.8	**87.1**	**4,549.1**
Acquired net assets			
Operating working capital	42.3	1.2	228.2
Operating fixed assets	598.6	1.5	5,820.3
Interest-bearing assets less cash and cash equivalents	1.3	–	571.3
Tax liabilities	– 3.4	–	– 915.0
Interest-bearing liabilities	– 183.6	1.0	– 1,204.9
Minority interests	– 23.8	83.4	49.2
	431.4	**87.1**	**4,549.1**
Disposition of subsidiary shares			
Cash flow on disposal	128.7	140.4	590.0
Cash and cash equivalents in sold companies	– 2.9	–	–
	125.8	**140.4**	**590.0**
Net assets sold			
Operating working capital	69.1	27.8	– 5.2
Operating fixed assets	154.4	75.9	1,315.3
Interest-bearing assets less cash and cash equivalents	0.2	–	8.0
Tax liabilities	– 34.5	–	32.5
Interest-bearing liabilities	– 45.6	–	– 1,274.5
Minority interests	– 4.4	–	– 10.9
Gain (loss) on sale	– 13.4	36.7	524.8
	125.8	**140.4**	**590.0**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

All 1998 balances have been restated from Finnish markka into euros using the conversion rate as of 1 January 1999.

Notes to the Consolidated Financial Statements
(IAS)

Note 1 Accounting principles

Principal activities
Stora Enso Oyj (the "Company") is a Finnish limited liability company organised under the laws of the Republic of Finland, domiciled in Helsinki. The operations of Stora Enso Oyj and its subsidiaries (together "Stora Enso" or the "Group") are organised into core product areas and supporting areas. The core product areas are magazine paper, newsprint, fine paper and packaging boards. The supporting areas are timber products, pulp, paper merchants and forest operations. The Group's main market is Europe.

Basis of presentation
The consolidated financial statements of Stora Enso are prepared in accordance with and comply with International Accounting Standards (IAS). They include the financial statements of Stora Enso Oyj and its subsidiaries. The financial statements are prepared under the historical cost convention. Previously Stora Enso has prepared and reported its consolidated financial statements in Finnish markka ("FIM"). With the introduction of the euro ("EUR") on 1 January 1999, Stora Enso has elected to present the consolidated financial statements in euro. Accordingly, the Finnish markka consolidated financial statements for each period presented have been restated into euros using the Finnish markka/euro irrevocable conversion rate as of 1 January 1999, EUR 1.00=FIM 5.94573. Stora Enso's restated euro financial statements depict the same trends as would have been presented had it continued to present its consolidated financial statements in Finnish markka. Stora Enso's consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Finnish markka.

Use of estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Principles of consolidation
Stora Enso was formed as a combination of Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ). In December 1998, the shareholders of Stora Kopparbergs Bergslags Aktiebolag (publ) converted 96.1% of their shares into shares of Stora Enso Oyj. As a result of the merger Stora Kopparbergs Bergslags Aktiebolag is a subsidiary of Stora Enso Oyj (formerly Enso Oyj). The Stora Enso merger was accounted for as a uniting of interests under IAS. Accordingly, the historical information of Enso and STORA has been restated as if the companies had been combined for all periods presented.

The consolidated financial statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50% of the voting rights. The financial statements of some companies which Stora Enso controls but in which Stora Enso holds less than 50% of the voting rights are also consolidated. The principal subsidiaries are listed in Note 24.

Associated companies (voting rights between 20% and 50%) are consolidated using the equity method. The most significant associated companies are listed in Note 11. These are undertakings in which the Group has significant influence, but which it does not control. Provisions are recorded for long-term impairment value. Equity accounting involves recognising in the income statement the Group's share of the associate's profit or loss for the year. The Group's interest in the associated company is carried in the balance sheet at an amount that reflects its share of the net assets of the associate and includes goodwill on the acquisition.

Companies that have been acquired are accounted for under the purchase method and are included in the consolidated financial statements from the date of their acquisition. Divestments are included in the consolidated financial statements until the date of sale.

All inter-company transactions, receivables, liabilities and unrealised profits, as well as the distribution of profits within the Group, are eliminated. When

necessary, accounting policies for subsidiaries have been adjusted to ensure consistency with the policies adopted by Stora Enso. Minority interests have been disclosed separately from the consolidated shareholders' equity and are recorded as a separate deduction in the consolidated income statement.

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the rate of exchange prevailing at the date of the transaction. An approximate exchange rate is used for transactions entered into during a month. At the end of the month, foreign currency-denominated receivables and liabilities are translated using the month-end exchange rate. The foreign exchange differences of operating business items are entered into the respective income statement account before operating profit. Foreign exchange differences on financial assets and liabilities are entered as a net amount in the financial items of the income statement.

Subsidiaries

The income statements of subsidiaries outside Finland are translated into the reporting currency using the average exchange rates for the year. The balance sheets of subsidiaries outside Finland are translated into the reporting currency using the exchange rates prevailing at the balance sheet date. The resulting translation differences are recorded directly to shareholders' equity. The cumulative translation differences of divestments are offset against the gain or loss on disposal.

Derivative financial instruments

The Group enters into derivative financial instruments to hedge its exposure against foreign currency fluctuations on some balance sheet assets, liabilities, and anticipated transactions denominated in foreign currencies. The derivative financial instruments used to hedge foreign exchange risk are forward exchange contracts, foreign exchange options and currency swaps.

The subsidiaries handle all their foreign currency dealings in conjunction with the Group treasury. Their foreign currency exposure is largely hedged through forward agreements. Gains and losses on forward exchange contracts hedging future cash flows are recognised by the subsidiaries in the period when the sale or purchase transactions are recognised. The Group treasury values all outstanding forward exchange contracts with market rates prevailing at the balance sheet date and the unrealised gains and losses are recorded in the income statement under financial items. These forward exchange contracts are short-term in nature, maturing on average within six months.

Premiums paid for purchased foreign currency options are entered under option premiums paid and premiums received for written options are entered as premiums received at the date of the payment under financial items. Profits and losses are booked on maturity of the agreements and entered as adjustments to financial items. Option contracts are valued at the balance sheet date by using generally approved option valuation models and the resulting unrealised gains and losses (i.e., fair values) are recorded under financial items.

Currency swaps are valued at the balance sheet date by using foreign exchange rates prevailing at the balance sheet date. Interest rate payables and receivables under currency swaps are accrued and recorded under interest income and expense.

The Group enters into derivative financial instruments such as interest rate swaps, forwards, futures, options and combinations of these instruments to hedge its exposure to interest rate risk.

Profits and losses on interest rate forward rate agreements are recorded when cash flows are realised.

Cash flows from interest rate futures are realised at the maturities of the contracts. Interest income and expenses are included in financial items as the cash flows are realised and are not accrued at balance sheet dates.

Premiums paid on interest options purchased are included in interest expense. Correspondingly, premiums received on options sold are included in interest income. Option contracts are valued at the balance sheet date by using generally approved option valuation models and the resulting unrealised gains and losses (i.e., fair values) are included in financial items.

Interest payable and receivable under interest rate swaps is accrued at the balance sheet date and included in interest income or expense.

Commodity instruments are used to ensure the Group's access to raw materials at appropriate prices. Outright purchase or sale transactions are recorded at the contracted rates. Changes in the fair values of open commodity instruments are not recognised until the actual purchase transactions are recognised in the financial statements. Commodity futures and swaps are used for hedging commodity risk.

Revenue recognition

Sales are recorded upon shipment of products to customers in accordance with agreed terms of sales.

Sales include the sale of products, raw material, energy supplies, services and energy less indirect sales tax, sales discounts and exchange differences on sales in foreign currencies.

Then, the following conditions of the realisation of income upon selling goods and products are fulfilled:

- the company has transferred the decisive risks (danger of accidental destruction) and chances connected with ownership of the goods and products sold, to the buyer;
- the company retains neither a continuing right to dispose of the goods and products, such as usually; connected with ownership, nor an effective control of the goods and products sold
- the amount of the revenue can be determined reliably;
- it is sufficiently probable that the company will profit from the economic benefit resulting from the sale; and
- the costs incurred or still arising in connection with the sale can be determined reliably.

Revenue from services shall be recorded when the service has been performed. The income from selling services is realised according to the percentage of completion method.

The following conditions have to be met in the percentage of completion method:

- the amount of the income can be determined reliably; and
- it is sufficiently probable that the company will profit from the economic benefit resulting from the business deal; and
- the degree of completion of the business deal on the closing date can be assessed reliably; and
- the costs realised for the business deal and the costs to be expected until its final completion can be determined reliably.

Research and development

Research and development costs are expensed as incurred. Research and development expenses totalled EUR 80.0 million, EUR 84.0 million and EUR 94.5 million for the years ended 31 December 1998, 1999 and 2000 respectively. Research and development expenses are included in other operating expenses in the consolidated income statement.

Computer software development costs

Development costs or acquisition costs of new software that are clearly associated with an identifiable and unique product which will be controlled by the Group and has probable benefit exceeding the cost beyond one year are recognised as an intangible asset and depreciated over the software's expected useful life. Associated costs include staff costs of the development team and an appropriate portion of overhead. The cost of maintaining software is expensed as incurred. Costs associated with the development or adjustment of software for the euro conversion and year 2000 were expensed as incurred.

Environmental remediation costs

Environmental expenditures that result from remediation of an existing condition caused by past operations and that do not contribute to current or future revenues are expensed as incurred. Environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a present obligation has arisen and the amount of such liability can be reliably estimated. Amounts accrued are not discounted and do not include third-party recoveries.

Discontinued operations

A discontinued operation results from a decision to divest an operation, disposed pursuant to a single plan, that represents a separate, major line of business of which the assets, net profit or losses on operations may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinued operations is shown as a separate item in the consolidated income statement.

Income taxes

The Group's income tax expense includes taxes of Group companies based on taxable profit for the period together with tax adjustments for previous periods, the change in deferred income taxes and share of tax of associated companies.

Deferred income taxes are provided using the liability method to reflect the net tax effects of all temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates. Principal temporary differences arise from intercompany profit in inventory, depreciation on property, plant and equipment, untaxed reserves, and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent that it is probable that future taxable profit will be available against which unused tax losses can be utilised.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are recorded in shareholders' equity and deferred tax liability in the consolidated balance sheet. Under

Finland's Companies Act, the temporary differences for untaxed reserves and accumulated depreciation difference included in shareholders' equity are excluded from distributable funds.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associated undertaking at the date of the acquisition. Goodwill is reported using the exchange rate at the date of balance sheet. Goodwill is amortised on a straight-line basis over its expected useful life. Useful lives vary from 5 to 20 years, depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortisation periods are adjusted accordingly.

Intangible assets

Intangible assets include trademarks, patents, copyrights and software licenses. Intangible assets are stated at historical cost and are amortised on a straight-line basis over expected useful lives. Useful lives vary from 5 to 10 years.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less straight-line accumulated depreciation. Interest cost on borrowings to finance the construction of property, plant and equipment are capitalised during the period of time that is required to complete and prepare the property for its intended use, as part of the asset. Other tangible assets include charges arising from the planting and care of forest holdings.

As a consequence of the merger with Consolidated Papers, Stora Enso harmonised its forest accounting policies in the third quarter of the fiscal year 2000. The comparative figures for the previous periods have been restated in accordance with the benchmark treatment of IAS 8, Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policy, to reflect the impact of this change. EUR -7.9 million operating profit and taxes EUR 2.2 million for the year 1998 and EUR -8.8 million operating profit, tax EUR 2.8 million for the year 1999 have been reclassified from materials and services and depreciation and income taxes respectively. The effect for the year 2000 was EUR -11.2 million operating profit and taxes EUR 3.2 million.

Under the new forest accounting policy, timber and timberlands are recorded at cost, and reforestation cost is capitalised, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. Previously, forest assets were stated at historical acquisition cost. For forest holdings outside Finland and Sweden, reforestation costs, arising from the planting and care of fast-growing forest holdings, were included. Reforestation costs related to the forest holdings in Finland and Sweden were expensed as incurred.

Depreciation is based on the following expected useful lives:

Asset class	Depreciation, years
Buildings, industrial	10–50
Buildings, residential	20–50
Buildings, office	20–50
Groundwood mills	15–20
Hydro-electric power	40
Paper mills, main machines	20
Board mills, main machines	20
Pulp mills, main machines	20
Converting factories	10–15
Sawmills	10–15
Computers and applications	3–5
Vehicles	5
Office equipment	3–5
Railway, harbours	20–25
Forest roads	10–35
Roads, fields, bridges	15–20

Land is not depreciated as it is deemed to have an indefinite life.

Ordinary maintenance and repair charges are expensed as incurred. However, the cost of significant renewals and improvements is capitalised and depreciated over the remaining useful life of the related asset. Retirements, sales and disposals of property, plant and equipment are recorded by removing the cost and accumulated depreciation from the accounting records with any resulting gain or loss reflected in the income statement.

Assets to be disposed of are reported at the lower of the carrying amount and fair value less cost to sell.

Impairment

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment

loss been recognised in prior years. For goodwill, a recognised impairment loss is not reversed, unless (a) the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur; and (b) subsequent external events have occurred that reverse the effect of that event.

Accounting for leases

Leases of property, plant and equipment where the Group assumes substantially all benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges are included in interest-bearing liabilities. The interest element of the finance charge is charged to the income statement over the lease period. Property, plant and equipment acquired under finance leasing contracts are depreciated over the lesser of the useful life of the asset or lease period.

Leases of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases and rental agreements are expensed on a straight-line basis over the period of the lease.

When an operating lease is terminated before expiry of the lease period any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Inventories

Inventories are reported at the lower of cost and net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overhead but excludes interest expenses.

Trade receivables

Trade receivables are reported at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks, and other liquid investments with original maturity of less than three months. Bank overdrafts are included in short-term borrowings under current liabilities.

Investments

Investments in marketable equity securities are carried at the lower of cost and market value determined on a portfolio basis. The Group evaluates the carrying amounts of its long-term investments and recognises declines other than temporary in the value of the investments on an individual basis.

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying an economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Employee benefits

The Group operates a number of defined benefits and defined contribution plans throughout the world, the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking into account the recommendations of independent qualified actuaries. The Group's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

For defined benefit plans, pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. In 1999 the Group implemented IAS 19 (revised) Employee Benefits and accounted for the transitional liability by adjusting the retained earnings at 1 January 1999.

Restricted equity

The components of restricted equity include share premium account, translation adjustment for foreign subsidiaries, and legal reserves, as required by law in certain countries where subsidiaries are incorporated.

Government grants

Government grants relating to the purchase of property, plants and equipment are included in non-current liabilities as deferred income. The grants are credited to the income statement on a straight-line basis over the expected life of the related assets.

Earnings per share

Earnings per share is computed by dividing net profit for the year by the weighted average number of shares outstanding during each period. The average number of treasury shares has been deducted from the number of shares outstanding.

Diluted earnings per share has been computed by applying the "treasury stock" method, under which earnings per share data is computed as if the warrants and options were exercised at the beginning of the period, or if later, on issuance and as if the funds obtained thereby were used to purchase common stock at the average market price during the period. In addition to the weighted average number of shares outstanding, the denominator includes the incremental shares obtained through the assumed exercise of the warrants and options.

The assumption of exercise is not reflected in earnings per share when the exercise price of the warrants and options exceeds the average market price of the common stock during the period. The warrants and options have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the warrants and options.

Dividends

The dividend proposed by the Board is not deducted from the distributable shareholders' equity until the shareholders' decision at the Annual General Meeting. At the Annual General Meeting on 20 March 2001, a dividend of EUR 0.45 will be proposed resulting in a total dividend of EUR 419,946,869.70. On 7 February 2001 Stora Enso's Board of Directors authorised these consolidated financial statements for issue.

New accounting standards

IAS 39, Financial Instruments: Recognition and Measurement, requires all financial assets and financial liabilities including all derivatives to be recognised on the balance sheet. They are initially measured at cost, which is the fair value or whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets should be measured to fair value except for specified exceptions. After acquisition, most financial liabilities should be measured at original recorded amount less principal repayments and amortisation. IAS 39 imposes also strict limits on the use of hedge accounting, even for the hedges that are economically effective. The standard is effective for financial statements for financial years beginning on or after 1 January 2001.

In March 2000, the IASC Board approved IAS 40, Investment Property. IAS 40 requires that an enterprise must choose either a fair value model or a cost model for the valuation of its investment property. Investment property is land or a building or part of a building or both held to earn rentals or for capital appreciation or both rather than for use by itself or held for sale. In the fair value model, investment property should be measured at fair value and changes in fair value should be recognised in the income statement. In the cost model, investment property should be measured at depreciated cost less any accumulated impairment losses. An enterprise should apply the model chosen to all its investment property. IAS 40 is effective for periods beginning on or after 1 January 2001. Earlier application is permitted. Stora Enso has chosen the cost model. The adoption of the standard is unlikely to have any effect because Stora Enso follows the historical cost convention.

Note 2 Segment information

The accounting policies of the reportable segments are the same as those described in Note 1 to the Consolidated Financial Statements. See Note 3 for a discussion of discontinued energy operations. Segment sales include intersegment sales valued at arm's length transfer prices. The Group evaluates the performance of its operating segments and allocates resources to them on the basis of operating performance.

Information on Stora Enso's reportable segments as of and for the years ended 31 December 2000, 1999 and 1998 is shown in the following tables.

Sales by segment

EUR million	1998 External	1998 Intergroup	1998 Total	1999 External	1999 Intergroup	1999 Total	2000 External	2000 Intergroup	2000 Total
Magazine paper	1,847.1	4.7	1,851.8	1,920.7	29.7	1,950.4	2,576.4	22.0	2,598.4
Newsprint	1,658.2	35.5	1,693.7	1,599.0	42.8	1,641.8	1,677.3	89.4	1,766.7
Fine paper	1,842.0	161.8	2,003.8	1,927.9	235.3	2,163.2	2,717.4	254.7	2,972.1
Packaging boards	2,347.8	49.1	2,396.9	2,266.9	74.6	2,341.5	2,654.2	61.8	2,716.0
Timber products	636.2	97.7	733.9	1,044.1	95.9	1,140.0	1,151.7	90.4	1,242.1
Market pulp	470.4	376.2	846.6	624.2	333.6	957.8	790.4	597.3	1,387.7
Merchants	829.3	1.0	830.3	753.9	33.3	787.2	879.7	10.9	890.6
Forest operations	223.1	1,422.7	1,645.8	226.5	1,403.8	1,630.3	388.9	1,488.5	1,877.4
Other operations and elimination of internal sales	134.2	- 2,167.1	- 2,032.9	147.2	- 2,249.0	- 2,101.8	141.3	- 2,615.0	- 2,473.7
Continuing operations total	9,988.3	- 18.4	9,969.9	10,510.4	0.0	10,510.4	12,977.3	0.0	12,977.3
Divested units	381.0	18.4	399.4	24.7		24.7			
Discontinued operations	120.3	54.3	174.6	100.6	127.4	228.0	39.7	30.6	70.3
Elimination of internal sales		- 54.3	- 54.3		- 127.4	- 127.4		- 30.6	- 30.6
Group total	10,489.6	0.0	10,489.6	10,635.7	0.0	10,635.7	13,017.0	0.0	13,017.0

Share of results of associated companies and operating profit by segment

EUR million	Share of results of associated companies			Operating profit by segment		
	1998	1999	2000	1998	1999	2000
Magazine paper	-	0.1	0.2	238.8	287.6	264.0
Newsprint	-	-	-	292.3	299.1	263.5
Fine paper	1.2	1.4	- 1.4	106.9	204.3	403.8
Packaging boards	0.2	- 0.1	-	61.8	193.1	177.7
Timber products	0.7	2.3	1.9	3.2	41.0	69.1
Market pulp	0.9	1.6	26.9	- 18.0	106.1	506.1
Merchants	-	0.6	-	- 22.9	0.5	8.3
Forest operations	-	-	-	100.9	132.3	118.7
Other operations	6.9	3.8	- 7.0	- 117.7	- 27.4	- 17.4
Continuing operations total	9.8	9.7	20.6	645.3	1,236.6	1,793.8
Divested units	-	-	-	- 59.0	22.9	-
Discontinued operations	0.1	-	-	114.5	140.1	577.5
Group total	9.9	9.7	20.6	700.8	1,399.6	2,371.3

Operating profit by segment

EUR million	Full year 1999	Jan–Mar 1999	Apr–June 1999	Jul–Sep 1999	Oct–Dec 1999
Magazine paper	287.6	59.3	73.4	78.6	76.3
Newsprint	299.1	73.6	62.0	86.6	76.9
Fine paper	204.3	41.4	40.1	45.5	77.3
Packaging boards	193.1	46.8	42.5	54.7	49.1
Merchants	0.5	0.5	– 1.3	0.2	1.1
Timber products	41.0	4.4	13.8	9.8	13.0
Pulp	106.1	– 4.1	12.5	36.8	60.9
Forest operations	132.3	22.3	36.3	32.8	40.9
Other	– 27.4	3.1	– 1.4	– 23.4	– 5.7
Continuing operations total	1,236.6	247.3	277.9	321.6	389.8
Divested paper units	22.9	22.9	–	–	–
Discontinuing operations, Energy	140.1	31.3	18.8	14.3	75.7
Operating profit total	1,399.6	301.5	296.7	335.9	465.5
Associated companies	9.7	0.4	3.0	– 1.2	7.5
Financial items	– 266.6	– 72.8	– 74.0	– 83.0	– 36.9
Profit before tax and minority interests	1,142.7	229.1	225.7	251.7	436.1
Income tax expense	– 391.8	– 73.5	– 87.0	– 82.8	– 148.4
Profit after tax	750.9	155.6	138.7	168.9	287.7
Minority interests	– 4.5	– 2.6	– 2.8	– 2.3	3.2
Net profit for the period	746.4	153.0	135.9	166.6	290.9

EUR million	Full year 2000	Jan–Mar 2000	Apr–June 2000	Jul–Sep 2000	Oct–Dec 2000
Magazine paper	264.0	67.2	62.5	99.4	34.9
Newsprint	263.5	61.0	43.2	79.2	80.1
Fine paper	403.8	102.6	90.8	110.6	99.8
Packaging boards	177.7	81.0	56.8	78.4	– 38.5
Merchants	8.3	4.1	2.8	0.3	1.1
Timber products	69.1	22.4	21.7	15.1	9.9
Pulp	506.1	105.7	119.4	146.3	134.7
Forest operations	118.7	28.2	36.7	26.5	27.3
Other	– 17.4	10.5	9.4	– 18.6	– 18.7
Continuing operations total	1,793.8	482.7	443.3	537.2	330.6
Divested paper units	–	–	–	–	–
Discontinuing operations, Energy	577.5	26.9	550.6	–	–
Operating profit total	2,371.3	509.6	993.9	537.2	330.6
Associated companies	20.6	5.8	4.4	2.7	7.7
Financial items	– 292.9	– 68.8	– 96.5	– 39.4	– 88.2
Profit before tax and minority interests	2,099.0	446.6	901.8	500.5	250.1
Income tax expense	– 650.3	– 148.5	– 266.9	– 161.9	– 73.1
Profit after tax	1,448.7	298.1	634.9	338.6	177.0
Minority interests	– 13.7	– 7.4	– 1.0	– 4.1	– 1.2
Net profit for the period	1,435.0	290.7	633.9	334.5	175.9

The income statements for the years ended 31 December 1998 and 1999 have been restated to reflect the adoption of the new forest accounting policy. EUR –7.9 million operating profit and taxes EUR 2.2 million for the year 1998 and EUR –8.8 million operating profit and taxes EUR 2.8 million for the year 1999 have been reclassified from shareholders' equity to materials and services and depreciation and income taxes respectively. The effect for the year 2000 was EUR –11.2 million operating profit and taxes EUR 3.2 million.

Operating capital by segment (1)

EUR million	1999	2000
Magazine paper	1,941.3	4,236.2
Newsprint	1,428.1	1,326.0
Fine paper	2,261.6	5,052.8
Packaging boards	2,365.7	2,421.2
Timber products	446.9	452.3
Pulp	1,157.8	1,142.7
Merchants	173.5	257.6
Forest operations	1,321.6	1,281.5
Other operations	54.3	386.6
Continuing operations total	**11,150.8**	**16,556.9**
Divested units	–	–
Discontinued operations	1,466.0	–
Total	**12,616.8**	**16,556.9**

(1) Operating capital represents the sum of fixed assets and other long-term investments (excluding investments, loan receivables, and deferred tax assets), inventories, short-term receivables, other provisions, other long-term liabilities and other current liabilities.

Reconciliation of operating capital to total assets

EUR million	1999	2000
Operating capital	12,616.8	16,556.9
Operating liabilities	2,356.7	2,928.5
Interest-bearing receivables	986.8	1,672.7
Tax receivables	77.8	164.7
Total assets	**16,038.1**	**21,322.8**

Assets and liabilities by segment

EUR million	1999		2000	
	Assets	Liabilities	Assets	Liabilities
Magazine paper	2,351.9	410.6	4,899.2	663.0
Newsprint	1,723.5	295.4	1,630.3	304.3
Fine paper	2,602.7	341.1	5,615.6	562.8
Packaging boards	2,779.7	414.0	2,897.3	476.1
Timber products	595.4	148.5	619.9	167.6
Pulp	1,316.8	159.0	1,322.1	179.4
Merchants	326.1	152.6	403.7	146.1
Forest operations	1,537.7	216.1	1,488.0	206.5
Other operations	1,314.2	7,718.2	2,446.7	9,896.8
Continuing operations total	**14,548.0**	**9,855.5**	**21,322.8**	**12,602.6**
Divested units	–	–	–	–
Discontinued operations	1,490.1	24.1	–	–
Total	**16,038.1**	**9,879.6**	**21,322.8**	**12,602.6**

Capital expenditure by segment

EUR million	1998	1999	2000
Magazine paper	219.9	102.2	104.3
Newsprint	103.8	72.3	74.8
Fine paper	127.0	112.9	69.2
Packaging boards	211.7	232.7	335.0
Timber products	33.8	51.3	46.5
Pulp	96.3	103.3	65.7
Merchants	12.0	6.6	6.8
Forest operations	22.3	13.8	18.7
Other operations	29.5	33.3	45.8
Continuing operations total	**856.3**	**728.4**	**766.8**
Divested units	20.5	0.4	–
Discontinued operations	19.6	11.4	2.5
Total	**896.4**	**740.2**	**769.3**

Depreciation, amortisation and impairment charges by segment

EUR million	1998	1999	2000
Magazine paper	207.3	183.9	234.4
Newsprint	150.8	139.9	137.6
Fine paper	248.3	177.7	231.3
Packaging boards	296.3	188.7	282.7
Timber products	25.6	39.2	38.0
Pulp	93.6	89.1	97.0
Merchants	13.1	12.3	12.4
Forest operations	37.8	37.8	39.9
Other operations	27.0	24.7	50.3
Continuing operations total	**1,099.8**	**893.3**	**1,123.6**
Divested units	66.5	2.6	-
Discontinued operations	10.2	15.2	5.8
Total	**1,176.5**	**911.1**	**1,129.4**

Average personnel by segment

EUR million	1998	1999	2000
Magazine paper	4,887	4,745	5,658
Newsprint	5,651	5,564	5,437
Fine paper	7,310	7,565	8,344
Packaging boards	10,189	10,114	10,132
Timber products	2,188	3,605	3,593
Pulp	2,474	2,383	2,333
Merchants	1,680	1,577	1,606
Forest operations	2,212	2,134	2,236
Other operations	2,387	2,216	2,368
Continuing operations total	**38,978**	**39,903**	**41,707**
Divested units	1,800	115	-
Discontinued operations	209	208	78
Total	**40,987**	**40,226**	**41,785**

Capital expenditure by location

EUR million	1998	1999	2000
Sweden	359.4	290.9	189.8
Finland	190.5	222.3	384.5
Germany	115.5	86.8	65.1
Portugal	20.4	40.7	12.7
France	15.1	12.5	19.6
Canada	127.5	6.2	10.3
Other	68.0	80.8	87.3
Total	**896.4**	**740.2**	**769.3**

Sales by destination

EUR million	1998	1999	2000
Germany	1,827.0	1,825.7	1,987.4
UK	1,436.9	1,321.7	1,446.4
France	1,003.6	974.0	1,035.4
Sweden	881.0	810.5	1,052.3
Finland	726.0	730.2	821.8
The Netherlands	555.0	538.8	610.1
Italy	432.6	450.7	520.6
Spain	400.4	440.0	495.9
Belgium	373.9	349.4	366.8
Denmark	329.6	286.8	319.8
Other EU	321.0	423.0	495.5
Total EU	**8,287.0**	**8,150.8**	**9,152.0**
Other Europe	733.9	635.3	788.5
North America	445.5	607.4	1,512.7
Asia Pacific	406.2	773.6	1,023.9
Others	617.0	468.6	539.9
Total	**10,489.6**	**10,635.7**	**13,017.0**

Total assets by location

EUR million	1999	2000
USA	91.5	6,657.9
Finland	5,569.8	5,496.1
Sweden	5,509.5	4,135.8
Germany	1,929.6	2,040.0
Canada	661.1	655.3
France	485.4	478.6
Portugal	250.9	375.7
Austria	250.6	222.8
China	234.7	259.0
Other	1,055.0	1,001.6
Total	**16,038.1**	**21,322.8**

Capital employed by location (1)

EUR million	1999	2000
USA	30.5	4,781.2
Finland	4,188.5	3,857.3
Sweden	3,703.9	2,240.0
Germany	919.6	839.6
Canada	654.6	650.0
France	325.3	331.2
China	205.3	225.9
Portugal	208.8	182.4
Austria	159.3	149.0
Other	545.5	646.3
Total	**10,941.3**	**13,902.9**

(1) Total capital employed represents operating capital less net tax liabilities.

Note 3 Discontinued operations

In August 1999, Stora Enso announced a plan to sell its off-mill site energy operations. Subsequently, Stora Enso sold its shares in Teollisuuden Sähkönmyynti Oy and some of its shares in Pohjolan Voima Oy, recording a pre-tax gain of EUR 48.2 million (related tax of EUR 13.5 million). The remaining shares in Pohjolan Voima Oy are held for disposal.

The transaction to sell Stora Enso's power assets outside the mills to Fortum was closed in Finland on 31 May 2000 and in Sweden on 5 June 2000. The total asset value of the deal was EUR 1,889.8 million, profit before taxes EUR 524.8 million and related tax expense EUR 110.4 million. The transaction did not include Stora Enso's shares in Pohjolan Voima Oy. From 1 January 2001 energy operations are included in "other" segment. The remaining energy department will consist of the Energy Department of Stora Enso Oyj, shares of Gasum Oy and Pohjolan Voima Oy.

EUR million	Continuing operations			Discontinued operations, Energy			Total		
	1998	1999	2000	1998	1999	2000	1998	1999	2000
Sales	**10,315.0**	**10,407.7**	**12,946.7**	**174.6**	**228.0**	**70.3**	**10,489.6**	**10,635.7**	**13,017.0**
Changes in inventories of finished goods and work in progress	42.0	- 119.9	- 50.8	- 0.2	0.5	- 0.3	41.8	- 119.4	- 51.1
Other operating income	43.3	77.4	63.2	1.6	0.5	32.9	44.9	77.9	96.1
Capital gain on disposal of energy operations	-	-	-	-	48.2	524.8	-	48.2	524.8
Materials and services	- 4,985.3	- 4,810.9	- 6,027.1	- 31.0	- 15.5	- 10.7	- 5,016.3	- 4,826.4	- 6,037.8
Freight and sales commissions	- 1,016.0	- 993.5	- 1,282.2	-	-	-	- 1,016.0	- 993.5	- 1,282.2
Personnel expenses	- 1,795.3	- 1,745.0	- 1,991,4	- 9.9	- 9.3	- 4.3	- 1,805.2	- 1,754.3	- 1,995.7
Depreciation, amortisation and impairment charges	- 1,166.3	- 895.9	- 1,123,6	- 10.2	- 15.2	- 5.8	- 1,176.5	- 911.1	- 1,129.4
Other operating expenses	- 851.1	- 660.4	- 741.0	- 10.4	- 97.1	- 29.4	- 861.5	- 757.5	- 770.4
Operating profit	**586.3**	**1,259.5**	**1,793.8**	**114.5**	**140.1**	**577.5**	**700.8**	**1,399.6**	**2,371.3**
Net financial items	- 323.8	- 211.1	- 276.4	- 55.4	- 55.5	- 16.5	- 379.2	- 266.6	- 292.9
Share of results of associated companies	9.9	9.6	20.6	-	0.1	-	9.9	9.7	20.6
Profit before tax and minority interests	272.4	1,058.0	1,538.0	59.1	84.7	561.0	331.5	1,142.7	2,099.0
Income tax expense	- 130.9	- 365.0	- 539.9	- 15.1	- 26.8	- 110.4	- 146.0	- 391.8	- 650.3
Profit after tax	141.5	693.0	998.1	44.0	57.9	450.6	185.5	750.9	1,448.7
Minority interests	- 0.2	- 4.5	- 13.7	-	-	-	- 0.2	- 4.5	- 13.7
Net profit for the period	**141.3**	**688.5**	**984.4**	**44.0**	**57.9**	**450.6**	**185.3**	**746.4**	**1,435.0**

The income statements for the years ended 31 December 1998 and 1999 have been restated to reflect the adoption of the new forest accounting policy. EUR - 7.9 million operating profit and taxes EUR 2.2 million for the year 1998 and EUR - 8.8 million operating profit and taxes EUR 2.8 million for the year 1999 have been reclassified from shareholders' equity to materials and services and depreciation and income taxes respectively. The effect for the year 2000 was EUR - 11.2 million operating profit and taxes EUR 3.2 million.

EUR million	Continuing operations		Discontinued operations, Energy		Total	
	1999	2000	1999	2000	1999	2000
Assets						
Fixed assets and other long-term investments						
Intangible assets	60.3	89.2	–	–	60.3	89.2
Goodwill	466.4	2,228.6	–	–	466.4	2,228.6
Property, plant and equipment	9,456.0	12,777.7	1,265.7	7.9	10,721.7	12,785.6
Investments in associated companies	159.6	213.6	5.9	–	165.5	213.6
Investments in other companies	96.3	30.8	184.1	146.4	280.4	177.2
Investments	49.3	132.3	–	–	49.3	132.3
Long-term loan receivables	17.5	486.3	49.3	–	66.8	486.3
Deferred tax assets	5.9	11.7	–	–	5.9	11.7
Other non-current assets	84.9	254.5	3.7	–	88.6	254.5
	10,396.2	16,224.7	1,508.7	154.3	11,904.9	16,379.0
Current assets						
Inventories	1,264.9	1,589.2	0.7	0.3	1,265.6	1,589.5
Tax receivables	71.3	152.8	0.6	0.2	71.9	153.0
Short-term receivables	2,031.0	2,325.2	59.5	35.5	2,090.5	2,360.7
Current portion of long-term receivables	63.0	96.2	–	–	63.0	96.2
Cash and cash equivalents	522.1	613.1	120.1	131.3	642.2	744.4
	3,952.3	4,776.5	180.9	167.3	4,133.2	4,943.8
Total assets	14,348.5	21,001.2	1,689.6	321.6	16,038.1	21,322.8

EUR million	Continuing operations		Discontinued operations, Energy		Total	
	1999	2000	1999	2000	1999	2000
Shareholders' equity and liabilities						
Shareholders' equity	**5,592.8**	**8,282.0**	**363.7**	**288.8**	**5,956.5**	**8,570.8**
Minority interests	196.1	149.4	5.9	–	202.0	149.4
Long-term liabilities						
Pension provisions	568.1	771.8	7.4	–	575.5	771.8
Deferred tax liabilities	1,411.5	2,247.5	78.2	–	1,489.7	2,247.5
Other provisions	186.5	173.4	0.0	–	186.5	173.4
Long-term debt	2,730.3	5,514.7	1,115.9	–	3,846.2	5,514.7
Other long-term liabilities	87.0	92.6	–	–	87.0	92.6
	10,772.3	17,231.4	1,571.1	288.8	12,343.4	17,520.2
Current liabilities						
Current portion of long-term debt	440.9	262.8	5.8	–	446.7	262.8
Short-term borrowings	1,413.0	1,078.0	63.6	–	1,476.6	1,078.0
Other current liabilities	1,461.7	1,858.6	46.1	32.0	1,507.8	1,890.6
Tax liabilities	260.6	570.4	3.0	0.8	263.6	571.2
	3,576.2	3,769.8	118.5	32.8	3,694.7	3,802.6
Total shareholders' equity and liabilities	14,348.5	21,001.2	1,689.6	321.6	16,038.1	21,322.8

EUR million	Continuing operations			Discontinued operations, Energy			Total		
	1998	1999	2000	1998	1999	2000	1998	1999	2000
Cash flow from operating activities									
Net profit for the period	141.3	688.5	984.4	44.0	57.9	450.6	185.3	746.4	1,435.0
Reversal of non-cash items									
Minority interests	0.2	4.5	13.7	–	–	–	0.2	4.5	13.7
Taxes	130.9	365.0	539.9	15.1	26.8	110.4	146.0	391.8	650.3
Depreciation, amortisation and impairment charges	1,166.3	895.9	1,123.6	10.2	15.2	5.8	1,176.5	911.1	1,129.4
Share of results of associated companies	– 9.9	– 9.6	– 20.6	–	– 0.1	–	– 9.9	– 9.7	– 20.6
Profit and losses on sale of fixed assets	6.4	– 49.3	– 72.7	–	– 48.2	– 524.8	6.4	– 97.5	– 597.5
Net financial income	323.8	211.1	276.4	55.4	55.5	16.5	379.2	266.6	292.9
Interest received	17.9	12.8	23.0	–	–	–	17.9	12.8	23.0
Interest paid, net of amount capitalised	– 323.0	– 223.8	– 301.7	– 55.4	– 55.5	– 16.5	– 378.4	– 279.3	– 318.2
Dividends received	2.3	3.9	6.3	–	–	–	2.3	3.9	6.3
Other financial items, net	– 21.0	37.3	3.0	–	–	–	– 21.0	37.3	3.0
Income taxes paid	– 24.0	– 268.8	– 442.9	– 15.1	– 42.1	– 110.4	– 39.1	– 310.9	– 553.3
Change in net working capital	144.7	– 136.2	90.0	– 8.7	– 81.8	6.6	136.0	– 218.0	96.6
Net cash provided by operating activities	**1,555.9**	**1,531.3**	**2,222.4**	**45.5**	**– 72.3**	**– 61.8**	**1,601.4**	**1,459.0**	**2,160.6**
Cash flow from investing activities									
Acquisitions	– 514.0	– 103.9	– 4,559.1	–	–	–	– 514.0	– 103.9	– 4,559.1
Divestments	164.9	170.6	130.8	–	72.0	590.0	164.9	242.6	720.8
Capital expenditures	– 877.9	– 705.7	– 769.3	– 18.5	– 23.4	–	– 896.4	– 729.1	– 769.3
Proceeds from (payments of) long-term receivables, net	– 48.2	4.3	– 20.6	5.3	6.8	–	– 42.9	11.1	– 20.6
Net cash used in investing activities	**– 1,275.2**	**– 634.7**	**– 5,218.2**	**– 13.2**	**55.4**	**590.0**	**– 1,288.4**	**– 579.3**	**– 4,628.2**
Cash flow from financing activities									
Dividends paid	– 244.8	– 268.8	– 303.9	–	–	–	– 244.8	– 268.8	– 303.9
Other cash flow from financing activities	206.4	– 705.1	3,391.1	– 32.2	128.7	– 517.0	174.2	– 576.4	2,874.1
Net cash used in financing activities	**– 38.4**	**– 973.9**	**3,087.2**	**– 32.2**	**128.7**	**– 517.0**	**– 70.6**	**– 845.2**	**2,570.2**
Net increase (decrease) in cash and cash equivalents	242.3	– 77.3	91.4	0.1	111.8	11.2	242.4	34.5	102.6
Effect of exchange rate changes on cash and cash equivalents	– 3.1	12.5	– 0.4	–	0.2	–	– 3.1	12.7	– 0.4
Cash and cash equivalents at beginning of year	347.7	586.9	522.1	8.0	8.1	120.1	355.7	595.0	642.2
Cash and cash equivalents at end of year	**586.9**	**522.1**	**613.1**	**8.1**	**120.1**	**131.3**	**595.0**	**642.2**	**744.4**

Note 4 Effect of major acquisitions and disposals

Acquisitions

The acquisition of Consolidated Papers, Inc. was completed on 31 August 2000. The purchase price for the equity of EUR 4,046.3 million (USD 3,604.1 million) has been allocated to the assets and liabilities based on estimated fair values as of the date of acquisition. The excess of the purchase price over the estimated fair value of the acquired net assets (goodwill) is approximately EUR 1,916.1 million (USD 1,706.9 million). The amortisation of consolidation goodwill is 20 years.

million	USD	EUR
Conversion of Consolidated Papers shares	1,529.7	1,717.2
Cash purchase	2,033.7	2,283.5
Conversion of Consolidated Papers stock options	22.0	24.7
Acquisition-related expenses	18.6	20.9
Total purchase price for the equity	**3,604.1**	**4,046.3**
Less:		
Book value of net assets acquired	1,363.2	1,530.7
Fair valuation of net assets	969.4	1,088.4
Deferred taxes from valuation	– 435.4	– 488.9
Fair value of net assets acquired	**1,897.2**	**2,130.2**
Goodwill	**1,706.9**	**1,916.1**

Goodwill

In January 1999, Stora Enso initiated a compulsory

redemption of STORA and offered to buy all remaining outstanding STORA series A and series B shares at a price of SEK 88 per share. At 31 December 1999, Stora Enso held 98.7% of the shares. A total of EUR 83 million was used to purchase minority shares between January and December 1999. A total of EUR 49 million was used to purchase the remainder of the shares in 2000. At 31 December 2000, Stora Enso held 100% of the shares.

Stora Enso acquired E. Holtzmann & Cie AG in several steps between April 1997 and November 1998. The total acquisition cost of the shares amounted to EUR 599.6 million. The acquisition resulted in goodwill of EUR 165.2 million.

The Group acquired Holzindustrie Schweighofer GmbH in December 1998 for a total acquisition cost of EUR 122.9 million. A portion of the purchase price was paid in cash and the remainder was paid in shares of Stora Enso Timber Oy, giving the Schweighofer family a 33% interest in Stora Enso Timber Oy. The acquisition resulted in goodwill of EUR 82.9 million.

In 1998, the Group acquired 60% of Suzhou Papyrus Paper Co. Ltd. The purchase price of EUR 79.0 million is contingent upon the performance of the mill and will not be finalised until 2001.

In 1998, the Group acquired a 19.9% interest in the Thai company Advance Agro Plc for EUR 67.9 million. A marketing agreement was also signed giving Stora Enso sole rights to market Advance Agro's pulp and fine paper outside Thailand.

In 1997, the Group invested EUR 257.0 million for a 50% joint venture interest in the construction of a Brazilian pulp mill.

Disposals

On 10 November 2000 Stora Enso Oyj and AssiDomän AB signed an agreement concerning the formation of a company, Billerud, which will be 50/50-owned. In October an agreement in principle was reached on the formation of a new company from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). The amount of operating capital released is EUR 350 million. An impairment charge of EUR 71.1 million was entered for 2000. The formal merger and formation took place on 1 January 2001.

On 10 October Stora Enso announced that it would close down its Newton Kyme mill in the UK during the early part of 2001. The mill has an annual capacity of 40,000 tonnes of packaging boards impermeable to fat and moisture. The manufacture of these products is no longer commercially viable. A write-down of EUR 2.9 million and a provision to cover closure costs of EUR 11.9 million were entered for 2000.

The sales of Stora Enso's power assets outside the mills to Fortum was closed in Finland on 31 May 2000 and in Sweden on 5 June 2000. The total asset value of the deal was EUR 1,889.8 million, the profit before taxes EUR 524.8 million and the related tax expense EUR 110.4 million. The transaction did not include Stora Enso's shares in Pohjolan Voima Oy.

During 1999 Stora Enso sold Tervakoski Oy to an Austrian company Trierenberg AG and the fixed assets of Dalum to a group of Danish investors. The sale price totalled EUR 120 million. The gain on the sale of Tervakoski Oy amounted to EUR 24.5 million. Dalum was sold at book value, after a write-down of EUR 32.0 million in 1998 to net realisable value based on a letter of intent, thus no gain or loss on sale was recorded in 1999.

In 1999, Stora Enso sold its holdings in Teollisuuden Sähkönmyynti Oy and its holdings of series C shares of Pohjolan Voima to Eastern Group plc (see Note 3).

In December 1998, the Group sold its technical office papers businesses to Mitsubishi Corporation. The Group retained a 24% stake in the technical office papers manufacturer. A loss of EUR 20.6 million was recorded on the sale.

In 1997, the recycled fibre-based board mill was sold to Cascades SA at a loss of EUR 26.4 million.

Note 5 Other operating income

EUR million	1998	1999	2000
Gains on sale of fixed assets and other long-term investments	23.3	111.7	606.8
Rent	17.0	10.1	7.4
Subsidies	4.6	4.3	6.7
Total	**44.9**	**126.1**	**620.9**
Losses on sale of fixed assets and other long-term investments included in other operating expenses	– 29.7	– 14.2	– 9.3

In 2000, gains on the sale of fixed assets and other long-term investments include a gain of EUR 524.8 million from the sale of power assets and EUR 24.0 million profit on the sale of the Stockholm office. In 1999, gains on the sale of fixed assets and other long-term investments include a gain of EUR 48.2 million from the sale of Pohjolan Voima Oy shares and a gain of EUR 24.5 million from the sale of Tervakoski Oy.

Losses on the sale of fixed assets and other long-term investments in 1998 included a loss on the sale of shares of Stora Carbonless and Stora Spezialpapiere of EUR 20.6 million and EUR 3.2 million from the sale of shares of Svenska Dagbladet.

Note 6 Personnel expenses

EUR million	1998	1999	2000
Wages and salaries	1,364.4	1,333.0	1,482.8
Pensions and other statutory employers' contributions	440.8	421.3	512.9
Total	**1,805.2**	**1,754.3**	**1,995.7**

Pension expense and other statutory employers' contributions

EUR million	1998	1999	2000
Pension expenses paid to pension funds			
Obligatory	40.6	48.2	58.7
Voluntary	11.2	6.7	24.6
Pension expenses paid to insurance companies			
Obligatory	58.2	66.8	81.9
Voluntary	25.9	5.4	10.4
Accrued pension liabilities in the period	18.8	12.5	20.4
Top management pension arrangements	2.6	–	2.6
Training	1.0	–	–
Other personnel costs			
Obligatory	281.5	260.3	261.1
Voluntary	1.0	21.3	53.2
Total	**440.8**	**421.2**	**512.9**

Shares, warrants and options/synthetic options of the Board of Directors and Management Group at 31 December 2000

	Series A shares	Series R shares	Warrants entitling to series R shares	Options/ synthetic options 1999	Options/ synthetic options 2000
Board of Directors					
Claes Dahlbäck, chairman	2,541	19,529	–	–	–
Krister Ahlström	1,500	–	–	–	–
Josef Ackermann	–	1,300	–	–	–
Harald Einsmann	–	–	–	–	–
Björn Hägglund, Deputy CEO	7,877	14,618	–	93,750	90,000
Jukka Härmälä, CEO	–	4,500	399,000	112,500	110,000
Raimo Luoma	–	–	–	–	–
George W. Mead	–	2,699,266*	12,452*	–	–
Paavo Pitkänen	3,800	–	–	–	–
Jan Sjöqvist	508	943	–	–	–
Marcus Wallenberg	3,049	6,019	–	–	–
Total	**19,275**	**2,746,175**	**411,452**	**206,250**	**200,000**
Executive Management Group					
Jukka Härmälä, CEO (see above)					
Björn Hägglund, Deputy CEO (see above)					
Lars Bengtsson	–	–	–	46,900	30,000
Kimmo Kalela	–	–	180,000	46,900	45,000
Kai Korhonen	–	85	–	46,900	45,000
Pekka Laaksonen	–	–	–	46,900	45,000
Esko Mäkeläinen	1,900	4,669	180,000	46,900	45,000
Ingvar Petersson	2,602	6,251	–	46,900	45,000
Bernd Rettig	–	–	–	46,900	45,000
Yngve Stade	–	725	–	46,900	45,000
Jouko Taukojärvi	1,000	–	90,000	46,900	45,000
Total	**5,502**	**11,730**	**450,000**	**422,100**	**390,000**

*Series R shares in form of ADRs

Shares, warrants and options/synthetic options of the Board of Directors and Management Group at 31 December 2000

	Series A shares	Series R shares	Warrants entitling to series R shares	Options/ synthetic options 1999	Options/ synthetic options 2000
Management Group					
Management Group consists of Executive Management Group and following persons:					
Magnus Diesen	–	–	30,000	32,900	22,500
Walter Haberland	–	–	–	10,400	5,000
Seppo Hietanen	–	2,000	75,000	32,900	30,000
Sven von Holst	–	–	–	32,900	22,500
Jyrki Kurkinen	2,648	14,920	75,000	32,900	22,500
Arno Pelkonen	–	4,000	–	46,900	30,000
Eberhard Potempa	–	–	–	13,500	15,000
Sven Rosman	–	–	–	32,900	30,000
Ronald E. Swanson	–	–	72,414 *	–	–
Kari Vainio	–	4,800	60,000	32,900	30,000
Christer Ågren	–	–	–	32,900	30,000
Total	2,648	25,720	312,414	301,100	237,500
Total	27,425	2,783,625	1,173,866	929,450	827,500

*Series R shares in form of ADRs.

In 2000, the annual salary for the CEO was EUR 727,083 and bonus EUR 226,658. The annual salary for the DCEO was EUR 633,877 and bonus EUR 185,477. The total remuneration for the members of the Board of Directors amounted to EUR 1,732,749 in 2000.

Note 7 Net financial items

EUR million	1998	1999	2000
Dividend income	2.3	3.9	6.3
Interest income	17.9	20.9	59.3
Other financial income	38.6	12.6	10.1
Exchange gains and losses	– 30.3	31.6	5.9
Interest expenses	– 378.4	– 328.0	– 361.5
Other financial expenses	– 29.2	– 7.5	– 13.0
Total	**– 379.1**	**– 266.5**	**– 292.9**

The aggregate foreign exchange gains and losses included in the consolidated income statements for the years ended December 31, 1998, 1999 and 2000 are as follows:

EUR million	1998	1999	2000
Sales	– 20.8	24.1	4.6
Costs and expenses	– 1.0	– 2.0	– 9.9
Net financial items	– 30.3	31.6	5.9
Total	**– 52.1**	**53.7**	**0.6**

Note 8 Income taxes

Profit before tax and minority interests is as follows:

EUR million	1998	1999	2000
Profit before tax and minority interests			
Finnish Group companies	350.5	574.2	780.5
Swedish Group companies	– 0.3	299.1	989.7
Other Group companies	– 18.7	269.4	328.8
Total	**331.5**	**1,142.7**	**2,099.0**

The (expense) credit for income taxes consists of the following:

EUR million	1998	1999	2000
Tax (expense) credit			
Current tax expense			
Finnish Group companies	– 110.3	– 141.0	– 194.5
Swedish Group companies	– 102.8	– 79.4	– 235.8
Other Group companies	77.8	– 73.8	– 243.2
Change in deferred taxes			
Finnish Group companies	5.3	– 26.1	– 30.5
Swedish Group companies	66.1	0.4	– 11.4
Other Group companies	– 79.6	– 69.5	72.1
Taxes of associated companies	– 2.5	– 2.4	– 7.0
Total	**– 146.0**	**– 391.8**	**– 650.3**

The following is reconciliation of income taxes to the nominal tax rates

EUR million	1998	1999	2000
Profit before tax and minority interests	331.5	1,142.7	2,099.0
Tax at the domestic rates applicable to profits in the country concerned	89.4	377.1	624.2
Tax effect of non-deductible expenses and tax-exempt income	78.0	18.2	38.6
Tax effect of losses incurred where no deferred tax benefit is recognised	- 1.2	- 15.3	- 1.3
Other items	- 20.2	11.8	- 11.2
Income taxes in the consolidated income statement	**146.0**	**391.8**	**650.3**

Deferred income tax assets and liabilities are summarised as follows:

EUR million	1999	2000
Deferred tax assets:		
Tax losses carried forward	68.5	70.5
Less valuation allowance	- 62.6	- 58.8
Total deferred tax assets in the balance sheet	5.9	11.7
Deferred tax liabilities:		
Depreciation in excess of planning and untaxed reserves	1,140.9	1,744.0
Group eliminations	- 5.9	- 15.8
Tax losses carried forward and other temporary differences	6.3	- 54.0
Fair value adjustments for acquired net assets	348.4	573.5
Total deferred tax liabilities in the balance sheet	**1,489.7**	**2,247.5**
Net deferred tax liabilities in the balance sheet	**1,483.8**	**2,235.8**

The Group has recognised a deferred tax asset for its net operating loss carry-forwards and established a valuation allowance against this amount. That determination was based upon an analysis of the probability criterion applied to each tax jurisdiction of the Group. The valuation allowance for net deferred tax assets decreased by EUR 3.8 million in 2000.

At 31 December 2000, Stora Enso had loss carry-forwards attributable mainly to foreign subsidiaries of EUR 674 million of which approximately EUR 353 million have no expiration. EUR 55 million expires during the years 2001-2004 and the rest thereafter.

The reconciliation of changes of deferred tax liabilities and deferred tax assets as at 31 December 1999 and 2000 is as follows:

EUR million	As at 31 Dec. 1999	Adoption of forest accounting	Charge (credit) to income statement	Acquisitions/ divestments	Exchange difference	As at 31 Dec. 2000
Deferred tax liabilities						
Depreciation in excess of planning and untaxed reserves	1,140.9		22.4	599.2	- 18.5	1,744.0
Group eliminations	- 5.9		- 9.9			- 15.8
Tax losses carried forward and other temporary differences	5.5	0.8	- 29.7	- 29.9	-0.7	- 54.0
Fair value adjustments for acquired net assets	348.4		- 7.2	233.9	- 1.8	573.3
Total deferred tax liabilities	**1,488.9**	**0.8**	**- 24.4**	**803.2**	**- 21.0**	**2,247.5**
Deferred tax assets						
Tax losses carried forward	5.9		5.8			11.7
Change in net deferred tax liabilities	**1,483.0**	**0.8**	**- 30.2**	**803.2**	**- 21.0**	**2,235.8**

EUR million	As at 31 Dec. 1998	Adoption of IAS 19 revised	Adoption of forest accounting	Charge (credit) to income statement	Acquisitions/ divestments	Exchange difference	As at 31 Dec. 1999
Deferred tax liabilities							
Depreciation difference and untaxed reserves	1,111.3			- 29.2		58.8	1,140.9
Group eliminations	- 10.4			4.5			- 5.9
Tax losses carried forward and other temporary differences	- 129.4	- 10.6	2.5	141.8		2.0	6.3
Fair value adjustments for acquired net assets	365.8			- 23.8	- 12.9	19.3	348.4
Total deferred tax liabilities	1,337.3	- 10.6	2.5	93.3	- 12.9	80.1	1,489.7
Deferred tax assets							
Tax losses carried forward	7.8			- 1.9			5.9
Change in net deferred tax liabilities	1,329.5	- 10.6	2.5	95.2	- 12.9	80.1	1,483.8

No deferred tax liability has been recognised for undistributed earnings of Finnish subsidiaries because, in most cases, such earnings may be transferred to the parent company without tax consequences. The Group does not provide for deferred income taxes on undistributed earnings of non-Finnish subsidiaries because such earnings are intended to be permanently reinvested in those operations, except in specific situations where the Group has elected to distribute earnings of these subsidiaries.

Note 9 Depreciation, amortisation and impairment changes

EUR million	1998	1999	2000
Depreciation and amortisation			
Intangible assets	- 13.6	- 12.7	- 14.7
Buildings and structures	- 95.4	- 85.4	- 100.4
Machinery and equipment	- 742.3	- 687.1	- 793.8
Other tangible assets	- 42.6	- 44.3	- 52.1
Goodwill	- 64.5	- 61.9	- 88.3
Total	- 958.4	- 891.4	- 1,049.3
Impairment charges			
Buildings and structures	- 1.5	-	-
Machinery and equipment	- 126.7	- 18.6	- 80.1
Other tangible assets	-	- 1.1	-
Goodwill	- 89.9	-	-
Total	- 218.1	- 19.7	- 80.1
Depreciation, amortisation and impairment charges	- 1,176.5	- 911.1	- 1,129.4

Impairment of machinery and equipment for the year ended 31 December 2000 consisted of the following:

Gruvön (packaging boards)
On 10 November 2000 Stora Enso Oyj and AssiDomän AB signed an agreement concerning the formation of a company, Billerud, which will be 50/50-owned. The company consists of the paper mills Gruvön (Stora Enso), Karlsborg and Skärblancka (AssiDomän). Considering the fair value of Gruvön as indicated in the agreement an impairment of fixed assets was evident. An impairment charge of EUR 71.1 million to net realisable value was entered for 2000. The formal merger and formation took place on 1 January 2001.

Newton Kyme (packaging boards)
On 10 October Stora Enso announced that it would close down its Newton Kyme mill in the UK during the early part of 2001. The mill has an annual capacity of 40,000 tonnes of packaging boards impermeable to fat and moisture. The manufacture of these products is no longer commercially viable. An impairment for fixed assets of EUR 2.9 million and a provision to cover closure costs of EUR 12.0 million were entered for 2000.

Langerbrugge (magazine paper)
On 9 January 2001 Stora Enso announced its intention to build a paper machine in Langerbrugge, Belgium and to shut down permanently two paper machines in Langerbrugge and Summa, Finland. After the write-down of EUR 5.8 million entered for the fourth quarter 2000, the remaining carrying value will be depreciated in their remaining useful lifetime before the machines are closed down. Any closing costs related to Nymölla, Summa or Langerbrugge will be entered later.

Nymölla (fine paper)
Stora Enso will also shut down a 140,000 tonnes per year off-line coater in Nymölla (fine paper), Sweden. Most of the write-down was already booked in 1998. An additional write-down of EUR 5 million was entered for the fourth quarter 2000.

Impairment of machinery and equipment for the year ended 31 December 1998 consisted of the following:

The market situation and the poor profitability of some assets led the Group to evaluate long-life assets for possible impairment. The values of such assets were determined using discounted future cash flow analysis and estimated market values for specified assets as if they were to be sold or disposed of. As a result, the Group recognised an impairment charge of EUR 126.7 million. Of the total charge, EUR 32.0 million related to the write-down of the Dalum paper mill assets (fine paper segment) to net realisable value based on a signed letter of intent. The mill was divested in 1999. EUR 30.2 million related to the write-down of assets in Mölndal fine paper mill (fine paper segment) in accordance with a plan to close down the mill. EUR 22.9 million relate to Nymölla off-machine coater (fine paper segment), which continues to be in use but has been producing negative cash flows for several years. Summa Paper Machine (newsprint segment) and Pankakoski Board Machine (packaging boards segment) were written-down by EUR 6.0 million and EUR 8.4 million respectively, due to the out-of-date technology and continuing negative operating performance of these machines. The remaining EUR 27.2 million reflects impairments of assets containing out-of-date technology that are no longer in use.

Impairment of goodwill for the year ended 31 December 1998 consirted of the following:

Uetersen (fine paper)

Declining profitability due to increased competition in coated fine paper production led the Group to evaluate long-life assets and associated goodwill of this activity for possible impairment. As a consequence of these factors, the recoverability of the carrying amounts of such assets was tested for impairment. These tests led to impairment at 31 December 1998 for goodwill amounting to EUR 27.7 million.

Corbehem (magazine paper)

The closing down of two paper machines and the increased market capacity of light-weight coated paper and Corbehem's relative position as a small producer led the Group to evaluate long-life assets and associated goodwill of this activity for possible impairment. As a consequence of these factors, the recoverability of the carrying amounts of such assets was tested for impairment. These tests led to impairment at 31 December 1998 for goodwill amounting to EUR 12.5 million.

Reisholz (magazine paper)

Increased supercalendered paper capacity and quality requirements in the market and Reisholz's limited ability to compete with a small machine led the Group to evaluate long-life assets and associated goodwill of this activity for possible impairment. As a consequence of these factors, the recoverability of the carrying amounts of such assets was tested for impairment. These tests led to impairment at 31 December 1998 for goodwill amounting to EUR 25.1 million.

Baienfurt (packaging boards)

Low profitability at Baienfurt mill due to decreased product prices led the Group to evaluate long-life assets and associated goodwill of this activity for possible impairment. As a consequence of these factors, the recoverability of the carrying amounts of such assets was tested for impairment. These tests led to impairment at 31 December 1998 for goodwill amounting to EUR 24.6 million.

The values in the use of such assets referred to above were determined using discounted cash flows over the life of the long-life assets and associated goodwill. Discounted cash flows were estimated based upon the following criteria:

- future cash flows are discounted on a four-year basis,
- the terminal value is discounted based on the average cash flow of a normalised year which has been calculated using trend prices,
- a discount factor of 6.52% was used for Uetersen and Baienfurt, 6.63% for Corbehem and 6.5% for Reisholz.

Note 10 Fixed assets and long-term investments

EUR million	Goodwill	Intangible assets	Land and water	Buildings and structures	Machinery and equipment	Other tangible assets
Year ended 31 December 2000						
Acquisition cost at 1 January	986.5	121.5	2,261.1	2,569.3	12,305.3	701.4
Translation difference	– 84.6	0.9	– 25.6	– 17.7	– 91.4	– 5.5
Reclassifications	–	–	–	– 3.6	– 40.3	43.9
Acquisitions	1,932.9	9.1	16.1	275.8	3,216.2	278.0
Additions	–	35.4	25.9	121.3	652.8	300.1
Disposals	–	– 2.1	– 811.0	– 260.3	– 599.4	– 246.2
Acquisition cost at 31 December	2,834.8	164.8	1,466.5	2,684.8	15,443.2	1,071.7
Accumulated depreciation and amortisation at 1 January	**520.1**	**61.2**	**–**	**901.9**	**5,946.4**	**267.1**
Accumulated depreciation and amortisation of companies acquired	–	1.3	–	34.0	289.1	5.4
Translation difference	– 2.2	– 0.1	–	– 6.9	– 73.1	– 0.8
Depreciation and amortisation	88.3	14.7	–	100.4	793.8	52.1
Accumulated depreciation and amortisation of assets sold	–	– 1.5	–	– 59.5	– 447.4	– 1.9
Impairment charges	–	–	–	–	80.1	–
Accumulated depreciation and amortisation at 31 December	606.2	75.6	–	969.9	6,588.9	321.9
Net book value at 31 December 2000	**2,228.6**	**89.2**	**1,466.5**	**1,714.9**	**8,854.3**	**749.9**
Net book value at 31 December 1999	**466.4**	**60.3**	**2,261.1**	**1,667.4**	**6,358.9**	**434.3**

Intangible assets include computer software development costs of EUR 11.4 million and EUR 23.2 million at 31 December 1999 and 2000, respectively. Amortisation for the period amounted to EUR 0.8 million in 1999 and EUR 2.9 million in 2000.

The Group has capitalised interest on the construction of qualifying assets using interest rates ranging from 6% to 11%. The amount of interest capitalised for the years ended 31 December 1999 and 2000 totalled EUR 0.3 million and EUR 3.3 million, respectively. Amortisation for the period amounted to EUR 11.9 million in 1999 and EUR 16.6 million in 2000.

Note 11 Associated companies

EUR million	1998	1999	2000
Historical cost at 1 January	273.1	289.9	133.2
Translation difference	– 14.9	1.8	– 0.2
Additions	42.3	20.2	59.0
Disposals	– 1.2	– 36.8	– 13.8
Transfer to investments in other companies	– 9.4	– 141.9	–
Historical cost at 31 December	**289.9**	**– 133.2**	**178.2**
Equity adjustment to investments in associated companies at 1 January	44.8	44.2	32.3
Share of results of associated companies before tax	9.9	9.7	20.6
Translation difference	– 0.1	– 27.3	6.3
Dividends received during the year	– 7.2	– 3.1	– 1.2
Income taxes	– 2.5	– 2.4	– 7.0
Disposals and other changes	– 0.7	11.2	– 15.6
Equity adjustment at 31 December	44.2	32.3	35.4
Carrying value of investments in associated companies at December 31	**334.1**	**165.5**	**213.6**

The 1999 transfer from investments in associated companies to investments in other shares includes EUR 134.6 million relating to the reduction of the shareholding in Pohjolan Voima Oy to 16.5% at 31 December 1999.

Shares in significant associated companies are as follows:

	1998 %	1999 EUR	2000 EUR	Domicile
Sunila Oy (pulp mill)	50.0	28.8	51.4	Finland
Steveco Oy (stevedoring)	36.7	14.6	14.1	Finland
Veracel (pulp mill project)	45.0	73.2	55.7	Brazil
Mitsubishi HiTec Paper Bielefeld GmbH (technical office papers)	24.0	18.1	19.3	Germany
Mitsubishi HiTec Paper Flensburg GmbH (technical office papers)	24.0	5.9	5.7	Germany

Note 12 Related party transactions

EUR million	1999	2000
Receivables from and payables to associated companies		
Long-term loans receivable	11.3	2.1
Trade receivables	22.1	19.3
Short-term investments and receivables	35.9	0.1
Prepaid expenses and accrued income	0.1	0.2
Other receivables	-	-
Long-term interest-bearing liabilities	-	0.2
Trade payables	11.4	22.7
Accrued liabilities and deferred income	0.2	0.4
Other current interest-bearing liabilities	5.8	0.7

EUR million	1998	1999	2000
Sales to associated companies	103.3	122.7	122.8
Purchases from associated companies	- 285.1	- 150.1	- 31.4

Interest income on long-term loan receivables from associated companies totalled EUR 1.5 million, EUR 1.5 million and EUR 0.3 million for the years ended 31 December 1998, 1999 and 2000.

The Group occasionally engages in transactions, including sales of wood material and purchases of energy and pulp products, with associated companies. In each case terms of the agreements are negotiated on an arm's length basis and are conducted on terms that the Group believes to be customary in the industry and generally no less favourable than would be available from unaffiliated third parties.

Stora Enso is entitled to borrow amounts from its Finnish pension funds. At 31 December 1999 and 2000, the Group's long-term borrowings from its Finnish pension funds totalled EUR 244.4 million and EUR 17.5 million, respectively. Interest expenses associated with such borrowings amounted to EUR 11.5 million and EUR 10.8 million in 1999 and 2000, respectively.

Note 13 Investments in other companies

EUR million	1998	1999	2000
Acquisition cost at 1 January	57.0	128.8	280.5
Translation differences	- 1.1	0.5	- 0.4
Additions	68.8	13.4	12.4
Disposals	- 4.8	- 7.1	- 40.5
Write-downs	- 0.5	3.0	-
Transfer to capital investment shares	-	-	- 74.8
Transfer from associated companies	9.4	141.9	-
Net carrying amount at 31 December	**128.8**	**280.5**	177.2

Investments in other companies include listed investments of EUR 74.8 million in 1999 and EUR 72.2 million in 1998. At the balance sheet date, the market value of these investments was EUR 58.5 million in 1999 and EUR 51.9 million in 1998. In 2000 these shares have been transferred to capital investment shares.

The 1999 transfer from investments in associated companies to investments in other shares includes EUR 134.6 million relating to the reduction of the shareholding in Pohjolan Voima Oy to 16.5% at 31 December 1999.

Note 14 Investments

EUR million	%	Number of shares	Carrying value	Market value
Finnlines Oyj, Helsinki	5.5%	1,104,670	1.9	19.9
Finnair Oyj, Helsinki	0.0%	14,400	0.1	0.1
Elisa Communications Oyj, Helsinki	0.0%	42,605	0.2	1.0
Kemira Oyj, Helsinki	0.1%	160,000	0.9	0.9
Kesko Oyj, Helsinki, series B	0.0%	38,000	0.4	0.4
KSP Yhtiöt Oyj, Jyväskylä	0.0%	1,430	0.0	0.0
Merita Foresta, Helsinki		5,000,000	0.8	1.7
Nordea AB, Stockholm	0.1%	3,706,214	8.7	31.1
Silja Oyj, Helsinki	2.0%	1,261,211	2.5	1.1
Outokumpu Oyj, Espoo	0.0%	47	0.0	0.0
Raisio Yhtymä Oyj, Raisio, V-series	0.1%	120,000	0.5	0.2
Raisio Yhtymä Oyj, Raisio, K-series	0.0%	5,100	0.0	0.0
Rautaruukki Oyj, Helsinki	0.1%	130,000	0.8	0.5
Sampo-Leonia Insurance Company plc, Turku, A-series	1.8%	1,822,228	26.0	104.8
Sonera Oyj, Helsinki	0.0%	50,000	0.7	1.0
Tampereen Puhelin Oyj, Tampere	0.8%	3,250	0.0	0.0
Tietoenator Oyj, Espoo	0.0%	29,160	0.6	0.9
Advance Agro Public Company Ltd, Thailand	19.9%	100,536,328	69.1	36.9
Otor SA, France	0.0%	44,250	0.4	0.1
CPI Group Ltd, Australia	8.3%	4,624,507	4.9	4.7
Merita Pro Euro bond		59,559	0.5	0.6
KB Metro Flyg	33.0%		6.0	6.0
KB Mega Carrier	33.0%		7.2	7.2
Total			**132.3**	**219.1**

Proceeds from disposals of investments were as follows:

EUR million	1999	2000
Net book amount	4.4	–
Gain on sale	3.1	–
Total	7.5	–

Note 15 Inventories

EUR million	1999	2000
Materials and supplies	550.2	678.8
Work in progress	65.4	92.5
Finished goods	590.5	757.7
Other inventories	59.5	60.5
Total	1,265.6	1,589.5

Note 16 Short-term receivables

EUR million	1999	2000
Trade receivables	1,732.7	2,028.2
Prepaid expenses and accrued income	154.5	125.8
Other receivables	203.3	206.7
Total	2,090.5	2,360.7

Receivables falling due after one year are included in non-recurring receivables.

Note 17 Other financial assets

EUR million	1999	2000
Non-current loan receivables	66.8	486.3
Short-term receivables:		
Current portion of loan receivables	63.0	96.2
Cash and cash equivalents	642.3	744.5
Total other financial assets	772.1	1,326.9

Non-current loan receivables include EUR 454.2 million of receivables that relate to cross-border leasing at Consolidated Papers at 31 December.

Non-current loan receivables include EUR 49.3 million of receivables that relate to discontinued operations at 31 December 1999.

Interest rates on the receivables range from 6.5% to 6.7% per annum.

Note 18 Shareholders' equity

Under the Articles of Association, the Company's issued share capital may be not less than EUR 850 million and not more than EUR 3,400 million. The issued share capital may be raised or lowered within these limits without amendment to the Articles of Association. The minimum number of shares that may be issued is 500,000,000 and the maximum number 2,000,000,000. Series A shares entitle the holder to one vote per share. Series R shares entitle the holder to one vote per ten shares with a minimum of one vote. The maximum number of Series A shares is 500,000,000 and Series R shares 1,600,000,000. The combined total number of Series A and R shares may not exceed 2,000,000,000. The Company's Series A shares may, at the request of a shareholder, be converted into Series R shares on dates that are decided annually by the Board of Directors.

Changes in number of shares

	Series A	Series R	Total
At 31 December 1998	243,394,655	516,185,034	759,579,689
Conversion of Series A shares to Series R shares 6–24 Sep. 1999	– 34,443,467	34,443,467	0
Warrants exercised and registered 26 Oct. 1999	–	30,000	30,000
At 31 December 1999	208,951,188	550,658,501	759,609,689
Conversion of Series A shares to Series R shares 16–27 Oct. 2000	– 14,454,732	14,454,732	0
Warrants exercised and registered 26 Jan. 2000		246,000	246,000
Share issue (Consolidated Papers) 11 Sep. 2000		167,367,577	167,367,577
At 31 December 2000	194,496,456	732,726,810	927,223,266
Warrants exercised and registered 5 Jan. 2001		312,000	312,000
At 5 Jan. 2001	194,496,456	733,038,810	927,535,266
Number of votes as at 31 Dec. 2000	194,496,456	73,272,681	267,769,137
Share capital at 31 December 2000, EUR millions	330.6	1,245.6	1,576.3

The counter-value for each Series A and R shares is EUR 1.70.

On 19–29 December 2000 312,000 warrants issued on 10 April 1997 had been exercised but were not registered in the Finnish Trade Register until 5 January 2001. Subsequent to registration, the number of Series R shares rose to 733,038,801 and the total number of shares to 927,535,266.

Number of shares repurchased

	Series A	Series R	Total
September	101,700	5,231,500	5,333,200
October	51,400	5,345,200	5,396,600
November	111,200	4,270,500	4,381,700
December	53,700	1,454,100	1,507,800
	318,000	16,301,300	16,619,300

Value of shares repurchased, EUR

	Series A	Series R	Total
September	1,000,835.15	51,618,345.59	52,619,180.74
October	491,390.36	51,136,468.13	51,627,858.49
November	1,298,820.51	49,954,936.78	51,253,757.29
December	654,181.18	17,560,031.38	18,214,212.56
	3,445,227.20	170,269,781.88	173,715,009.08

Per share -figures, EUR

	Average price	Lowest price	Highest price
Series A			
September	9.84	9.25	10.50
October	9.56	9.00	10.03
November	11.68	10.71	12.30
December	12.18	11.30	12.50
Series R			
September	9.87	9.32	10.52
October	9.57	8.85	10.10
November	11.70	10.70	12.33
December	12.08	11.30	12.50

At 31 December 2000 Stora Enso Oyj held 318,000 Series A shares and 16,301,300 Series R shares, countervalue EUR 173.7 million. This represents 1.8% of the company's share capital and 0.7% of voting rights. At 31 December 2000 Merivienti Oy (a subsidiary of Stora Enso Oyj) held 5,601 Series R treasury shares with a total carrying value of EUR 8.478. At the end of 2000 the Board of Directors and the Chief Executive Officer owned 19,275 Series A shares and 2,746,175 Series R shares representing less than 0.1% of the total voting rights of the company.

The Board of Directors proposes to the Annual General Meeting that the registered share capital of the company be lowered through the cancellation of shares in the company held by the same. The share capital will be reduced by not more than EUR 64,577,900 through the cancellation of not more than 10,446,000 Series A shares held by the company and not more than 27,541,000 Series R shares held by the company. The shares proposed to be cancelled have been repurchased by the company pursuant to its established scheme for the repurchase of its own shares.

In 1997, shareholders approved the plan to offer 15 members of the senior management bonds with warrants in a maximum amount of FIM 1,000,000 (EUR 168,187). Each FIM 1,000 (EUR 168.19) bond carries one warrant entitling the holder to subscribe for 3,000 Series R shares at a subscription price per share of FIM 45.57 (EUR 7.66). The bonds accrue interest at 4.0% per annum and have a maturity of five years.

On 18 August 2000 the Board of Directors decided to convert the Consolidated Papers' stock option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into stock option plans of Stora Enso. The maximum number of R shares in the form of ADRs that may be subscribed for is 5,680,000. If fully subscribed the share capital will increase by a maximum of EUR 9,656,000. The exercise period is from 11 September 2000 to 14 June 2010 (depending on the date of grant) and the weighted average subscription price is USD 6.9687. The shares represent some 0.6% of the share capital and 0.2% of the voting rights after the exercise of options.

At 31 December 2000 the number of R-shares subscribable against bonds with warrants was 2,412,000 and the number of R-shares subscribable on the basis of the converted CPI-option programme 5,679,625.

See note 6 for a specification of management's shares, warrants and synthetic options.

Note 19 Borrowings

The repayment schedule of long-term interest-bearing liabilities, including current portion at 31 December 2000, is as follows:

EUR million	2001	2002	2003	2004	2005	After 2005	Total
Bonds with warrants	–	0.2	–	–	–	–	0.2
Bond loans	66.5	143.0	260.6	371.8	120.3	1,861.5	2,823.7
Loans from credit institutions	91.9	88.5	49.7	1,172.8	59.8	437.5	1,900.2
Pension loans	53.0	32.1	26.2	13.7	13.6	92.0	230.5
Leasing liabilities	46.6	17.5	9.2	18.1	36.3	653.3	781.0
Other long-term liabilities	4.8	6.6	6.7	4.7	5.8	13.3	42.0
Total	**262.8**	**287.8**	**352.4**	**1,581.1**	**235.8**	**3,057.6**	**5,777.5**

At 31 December 2000, the Group's unused credit facilities totalled EUR 1,828.0 million.

The Group bought back debt denominated in SEK during 2000 and in this connection terminated swaps that were hedging these issues. The puchase was refinanced with a new bond issued in SEK. The gain included under financial items was SEK 18 million (related tax effect of SEK 5 million.)

As at 31 December 1999 and 2000 bond loans included in long-term debt consist of the following:

EUR million	Interest rate	Currency	Original amount	1999	2000
Fixed rate					
1991–2000 *)	8.22	USD	35.0	34.8	
1991–2001 *)	9.68	USD	43.0	42.8	46.2
1991–2006	9.99	USD	50.4	50.2	54.2
1993–2001	6.74	USD	45.0	44.8	48.4
1993–2003	9.50	SEK	150.0	17.5	
1993–2003	9.50	SEK	25.0	2.9	2.8
1993–2003	8.96	SEK	350.0	40.9	39.6
1993–2003	9.50	SEK	255.0	29.8	28.9
1993–2003 *)	8.64	USD	65.0	64.7	69.9
1993–2004	7.11	USD	7.0	7.0	7.5
1993–2019	8.60	USD	50.0	49.8	53.7
1994–2004	8.00	SEK	500.0	58.4	23.1
1995–2001 *)	7.75	USD	20.0	49.8	20.9
1996–2006	8.75	SEK	250.0	29.2	
1996–2006	7.90	SEK	470.0	54.9	53.2
1997–2000 *)	1.26	JPY	3,000.0	29.2	
1997–2004 *)	6.00	FIM	1,484.0	249.6	249.6
1997–2004	6.71	USD	81.0		87.0
1997–2007	7.25	SEK	500.0	58.4	
1997–2007	6.82	USD	102.0		109.6
1997–2009	6.90	USD	48.5		52.1
1997–2012	7.00	USD	22.5		24.2
1997–2017 *)	4.11	JPY	10,000.0	97.3	93.5
1997–2017	7.14	USD	23.0		24.7
1997–2012	3.90	USD	5.0		5.4
1998–2000 *)	4.97	FIM	100.0	16.8	
1998–2002	5.50	SEK	200.0	23.4	17.0
1998–2002	5.50	SEK	50.0	5.8	
1998–2002	5.50	SEK	50.0	5.8	
1998–2004	5.35	SEK	200.0	23.4	
1998–2005	5.20	SEK	200.0	23.4	
1998–2005	4.63	SEK	200.0	23.4	
1998–2008	4.00	SEK	264.4	30.9	28.3
1998–2009	6.93	USD	30.0		32.2
1998–2018	7.24	USD	65.0		69.9
1998–2023	7.30	USD	65.0		69.9
1999–2005	4.75	SEK	135.0	15.8	15.3
1999–2005	4.75	SEK	165.0	19.3	18.7
1999–2006	5.90	SEK	500.0	58.4	11.3
2000–2005 *)	6.50	SEK	100.0		11.3
2000–2003 *)	5.25	SEK	1,000.0		113.2
2000–2006 *)	6.25	SEK	2,000.0		226.5
2000–2007 *)	6.38	EUR	850.0		850.0
2000–2007 *)	6.90	SEK	200.0		22.6

As at 31 December 1999 and 2000 bond loans included in long-term debt consist of the following:

EUR million	Interest rate	Currency	Original amount	1999	2000
Floating rate					
1995–2000 *)	LIBOR + 0.325	USD	75.0	74.7	
1995–2000 *)	LIBOR + 0.35	USD	50.0	49.8	
1997–2007 *)	LIBOR + 0.35	FIM	110.0	18.5	18.5
1998–2001	STIBOR + 0.25	SEK	200.0	23.4	22.6
1998–2002	STIBOR + 0.25	SEK	100.0	11.7	11.3
1998–2005	STIBOR + 0.27	SEK	80.0	9.3	
1998–2005	STIBOR + 0.34	SEK	200.0	23.4	22.6
1998–2008 *)	LIBOR + 0.35	USD	30.0	29.9	32.2
1998–2008 *)	LIBOR + 0.33	USD	40.0	39.9	43.0
1999–2005	STIBOR + 0.318	SEK	300.0	35.0	34.0
1999–2005	STIBOR + 0.45	SEK	110.0	12.8	12.5
1999–2008	STIBOR + 0.75	SEK	105.3	12.3	11.3
2000–2007 *)	EURIBOR+0.75	EUR	10.0		10.0
2000–2010 *)	EURIBOR+0.80	EUR	25.0		25.0
Total				**1,598.7**	**2,823.7**

*) These loans marked with an asterisk belong to parent company liabilities.

Loans from credit institutions consist of international credit institution borrowings with varying maturities and either fixed or floating interest rates. The majority of the Group's loans from credit institutions are denominated in euro currencies. Other credit institution loans are denominated mainly in Swedish crowns and US dollars. At 31 December 2000 the interest rates of the loans ranged from 1.68% per cent to 7.08% and the last loans mature in 2012.

As permitted in Finland, a portion of annual pension payments have been borrowed from pension insurance companies at specified interest rates. Principal payments are due annually based on 7.0% of the remaining outstanding balance on the anniversary date of the loan. The Group may elect to borrow up to 55.0% of the annual pension contribution. The interest rate on such pension loans, which is regulated by the Finnish Ministry of Social Affairs and Health, was 5.75% at 31 December 2000.

As at 31 December 1999 and 2000 the breakdown of operating capital / net interest-bearing liabilities by currencies is as follows:

	Operating capital		Net interest-bearing liabilities	
EUR million	1999	2000	1999	2000
EUR	6,808.7	6,477.5	1,411.4	2,486.3
SEK	4,660.5	3,244.3	2,405.9	838.8
USD/CAD	689.6	6,281.7	810.2	1,642.6
CNY	205.3	225.8	-	-
GBP	98.4	79.2	14.1	- 56.0
Other	154.3	248.4	141.2	271.0
Total	**12,616.8**	**16,556.9**	**4,782.8**	**5,182.7**

Finance lease liabilities

Stora Enso has a number of finance leasing agreements for machinery and equipment maturing between 2008-2015. The aggregate rent expenses amounted to EUR 54.0 million and EUR 58.7 million for the years ended 31 Dec. 2000 and 1999. EUR 853.3 million and EUR 180.1 million is included in machinery and equipment as at 31 Dec. 2000 and 1999, respectively. Interest expense is EUR 14.4 million and depreciation expense EUR 28.3 million for the year ended 31 Dec. 2000.

EUR million	1999	2000
Minimum lease payments		
Less than 1 year	63.3	78.5
1-5 years	253.4	344.3
Over 5 years	224.0	1,061.4
	540.6	1,484.2
Future finance charges on finance leases	- 237.1	- 703.2
Repayment schedule for finance lease liabilities		
Present value of finance lease liabilities	303.5	781.0
Less than 1 year	58.9	75.0
1-5 years	169.7	265.6
Over 5 years	74.8	440.4
	303.5	781.0

Short-term borrowings

EUR million	1999	2000
Short-term loans	1,476.6	1,078.0

The Group's short-term loans are denominated mainly in Swedish crowns (37%) and euros (63%).

The maturities of short-term loans are from 2 weeks to 9 months for SEK and EUR. Short-term loans consisted mainly of commercial papers at 31 December 1999 and 2000 and the weighted average interest rate applicable to short-term borrowings was 3.80% (SEK) and 3.44% (EUR) and 4.28% (SEK) and 5.14% (EUR) respectively.

Note 20 Other current liabilities and provisions

Other current liabilities

EUR million	1999	2000
Advances received	17.4	9.2
Trade payables	748.4	912.2
Other current liabilities	305.6	355.6
Accrued liabilities and deferred income	436.4	613.6
Total	**1,507.8**	**1,890.6**

Accrued liabilities and deferred income consist mainly of personnel expenses, VAT liability, discounts and other accruals.

Other provisions

EUR million	Environmental	Pension	Other
Carrying value at 31 December 1999	61.6	575.5	124.9
Translation difference	- 1.1	- 10.6	- 1.7
Acquisition	6.2	223.0	0.9
Increase	4.9	55.4	24.7
Decrease	- 1.9	- 71.5	- 45.1
Carrying value at 31 December 2000	**69.7**	**771.8**	**103.7**

Note 21 Fair value of financial instruments

The following table presents the carrying amounts and fair values of the Group's financial instruments outstanding at 31 December 1999 and 2000. The fair values of financial instruments are defined as the amount at which the instrument could be exchanged between willing parties in a current transaction, other than in a forced liquidation or sale.

EUR million	1999		2000	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Non-current loan receivables	66.8	66.8	486.3	486.3
Current portion of loan receivables	63.0	63.0	96.2	96.2
Short-term money market instruments	202.9	202.9	27.5	27.5
Financial liabilities				
Short-term borrowings	1,476.6	1,476.6	1,078.0	1,078.0
Long-term debt	3,846.2	3,947.0	5,514.7	5,339.0
Current portion of long-term debt	446.7	446.7	262.8	262.8
Off-balance sheet instruments				
Currency options purchased	-	-	-	-
Currency options written	-	-	-	-
Forward foreign exchange contracts	12.0	12.0	125.5	125.5
Interest-rate swaps	4.3	3.3	-0.5	16.7
Interest-rate futures	-	-	-	-
Cross currency swaps	29.7	20.7	-22.4	-11.7
Interest-rate options	-	-	-	-
Energy derivatives	-	-	-	2.6
Commodity derivatives	-	-	-	2.4

Fair values of financial instruments have been estimated as follows.

Financial assets

Because of the short-term maturity of the instruments the carrying amounts of financial assets are a reasonable estimate of the fair values. Bank account balances are not included in the amounts.

Short-term borrowings and current portion of long-term debt

Because of the short-term maturity of such instruments the carrying amounts are a reasonable estimate of the fair values.

Long-term debt

The carrying amounts of floating rate long-term debt approximate fair values. Carrying amounts of pension loans approximate fair values. The fair values of fixed rate long-term debts are estimated using a discounted cash flow analysis.

Currency options

The carrying amounts of currency option contracts are calculated using year-end market rates and generally used option pricing models and thus the carrying amounts approximate fair values.

Foreign exchange forward contracts

The carrying amounts of forward contracts are calculated using year-end market rates and thus the carrying amounts approximate fair values.

Interest-rate swaps

The fair values of interest rate swaps have been calculated using a discounted cash flow analysis. The carrying amount of interest rate swaps is the amount of net accrued interest.

Cross-currency swaps

The fair values of cross-currency swaps have been calculated using a discounted cash flow analysis and year-end foreign exchange rates. The carrying amount of cross-currency swaps is the foreign exchange differential between contract rate and year-end market rate and the amount of net accrued interest.

Interest rate futures

The fair values of interest rate futures have been calculated using either a discounted cash flow analysis or quoted market prices on future exchanges. Thus the carrying amounts approximate fair values.

Note 22 Risk management contracts

The nominal values of risk management contracts are as follows:

EUR million	1999	2000
Interest-rate derivatives		
Forward agreements	1,694.4	–
Interest-rate swap agreements	799.2	737.5
Interest-rate options	–	–
Interest-rate derivatives, total	**2,493.6**	**737.5**
Foreign exchange derivatives		
Forward agreements	2,940.6	4,515.0
Options	–	–
Purchased	–	–
Written	–	–
Cross-currency swap agreements	425.1	286.9
Foreign exchange derivatives, total	**3,365.7**	**4,801.9**
Commodity derivatives		
Forward agreemens	–	108.0
Commodity swaps	–	67.9
		175.9
Maturity of interest-rate swap contracts		
Under 1 year	87.0	96.6
1–5 years	350.1	307.6
5–10 years	362.1	333.3
Over 10 years	–	–
Total	**799.2**	**737.5**

Financial risk management

The conduct of the Group's international industrial operations presents a number of market risks. During 1999 the financial risks of the Group were managed by different financial centres and to some extent by subsidiaries. By the end of 1999 the responsibility for managing financial risk had been transferred to the Group treasury, Stora Enso Financial Services, S.A. At the same time proprietary trading operations were discontinued.

The overall objective of the Group treasury is to provide cost-effective funding to subsidiaries as well as to manage financial risks in order to minimise the negative effects of market fluctuations on the Group's net income. The main exposures for the Group are funding risk, interest rate risk, currency risk and commodity risk.

Funding risk

Funding risk arises from the difficulty of obtaining financing for operations at a given point in time. Funding risk is the ratio of long-term financing divided by capital employed, which should not be less than one.

In order to minimise the cost of refinancing Stora Enso's loan portfolio and to ensure that funding can be obtained, the Group treasury must have committed credit facilities to cover the Group's general corporate funding needs and all of its commercial paper borrowings. The average maturity of the outstanding loans and committed credit facilities should be at least four years.

Interest-rate risk

The Group is exposed to changes in interest rates. Due to the cyclical nature of the industry, the Group's interest rate risk management policy is to synchronise the cost of capital with the return on capital employed. This is achieved by swapping long-term fixed interest rates to short-term floating interest rates.

Foreign exchange risk

The Group operates internationally and is thus exposed to currency exchange risk arising from fluctuations in foreign exchange rates. Foreign currency-denominated sales and purchases and foreign currency-denominated balance sheet items (i.e. transaction risk) as well as net investments in foreign subsidiaries (i.e. translation risk) give rise to currency exchange risk.

The benchmark for hedging transaction risk is to hedge 50% of the upcoming 12 month's net exposure in a specific currency. The Group's policy is to hedge at minimum 25% and maximum 75% of the net exposure in that currency.

The policy of the Group is to minimise translation risk exposure by funding the assets, whenever economically possible, in the same currency. If matching of assets and liabilities in the same currency is not possible, hedging of the remaining translation risk may take place. The Group does not hedge translation risk of currencies that it believes will, in the future, join the European economic and monetary union.

Commodity risk

Prices for the Group's main products have been cyclical in nature and thus the Group's earnings are highly exposed to commodity price volatility. The Group has begun implementing a commodity risk management framework in the areas of fibres and energy. Subsidiaries are responsible for measuring and hedging their commodity risks and may enter into hedging instruments through the Group treasury.

Proprietary operations

The proprietary operations of Stora Enso were discontinued at the end of 1999. These operations took market risk positions, employing directional and relative value risk-taking strategies, diversified across markets and instruments. Directional strategies anticipated changes in absolute rate and price levels; relative value strategies anticipated changes in relationship between markets and classes of instruments. Proprietary operations were active in the following areas: fixed income, foreign exchange and equity markets.

Credit risk

Credit insurance has been obtained for customers in the main market areas in Western Europe, the United States and Canada. In other market areas of the world, measures to reduce credit risks include letters of credit, prepayments and bank guarantees. The Group has also obtained export guarantees covering both political and commercial risks from Finnvera. These export guarantees are used in connection with individual customers outside the Organization for Economic Co-operation and Development area.

Management believes that no significant concentration of credit risk with any individual customer, counter-party or geographical region exists for Stora Enso.

Supply risk

The Group's manufacturing operations depend upon obtaining adequate supplies of raw materials on a timely basis. Stora Enso's principal raw materials are wood, energy and chemicals. Group companies may at times be substantially dependent on a limited number of suppliers of key resources due to availability, locality, price, quality and other considerations. Also, from time to time suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. The Group works closely with its key suppliers around the world in an attempt to mitigate supplier risk. In addition, the Group produces some of its key resources in house.

The result of operations could be adversely affected if the Group were unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials.

Note 23 Commitments and contingencies

EUR million	1999	2000
On own behalf		
Pledges given (1)	64.6	38.9
Mortgages	649.0	400.8
On behalf of associated companies		
Mortgages	1.0	1.0
Guarantees	11.6	14.5
On behalf of others		
Pledges given	2.5	0.4
Guarantees	198.9	102.8
Other commitments, own		
Leasing commitments, in 2001	24.2	30.3
Leasing commitments, after 2001	92.6	106.9
Pension liabilities	3.4	2.9
Other contingencies (2)	45.5	87.2
Total		
Pledges given	67.1	39.3
Mortgages	650.0	401.8
Guarantees	210.5	117.3
Leasing commitments	116.8	137.2
Pension liabilities	3.4	2.9
Other contingencies	45.5	87.2
Total	**1,093.3**	**785.7**

(1) Assets pledged at 31 December 1999 and 2000 consist of marketable securities, inventories and fixed assets.
(2) Includes USD 64 million as maximum contingent liability pursuant to the indemnification provision of a sale and purchase agreement, dated 9 February 1994, among Stora Enso Kopparberg Bergslags AB and Wahid Vermögensverwaltungs GmbH in the relation to the disposal of Tarkett Inc.

Stora Enso has guaranteed leasing agreements relating to Stora Enso Barcelona SA to a maximum EUR 34,915,137 at 31 December 2000. The commitment extends until 23 December 2003.

Guarantees are made in the ordinary course of business on behalf of associated companies and others in limited circumstances. The guarantees are entered into with financial institutions and other credit guarantors and generally obligate the Group to make payment in the event of default by the borrower.

The guarantees have off-balance sheet credit risk which represents the accounting loss that would be recognised at the reporting date if counter-parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

The Group leases offices and warehouse space under various non-cancelable operating leases. Some contracts contain renewal options. The future cost for contracts exceeding one year and for non-cancelable operating leasing contracts are as follows:

EUR million	2001	2002	2003	2004	2005	after 2005	Total
	30.3	24.4	19.4	11.5	7.8	43.8	137.2

Schweighofer Privatstiftung holds 26.5% of Stora Enso Timber Oy shares. Schweighofer Privatstiftung has a put option allowing them to sell their shares to Stora Enso Oyj at a predetermined price. The put option may be exercised between 1 January 2002 and 30 June 2006.

Contingent liabilities

The Group is a party to legal proceedings that arise in the ordinary course of business. These lawsuits primarily involve claims arising out of commercial law issues. Stora Enso is also involved in administrative proceedings relating primarily to competition law. Management does not believe that liabilities related to such proceedings in the aggregate, before insurance recoveries, if any, are likely to be material to the Group's financial condition or result of operations.

The company has given its reply to a statement of objection from the European Commission in autumn 1999 related to newsprint producers' operations from 1989 to 1995. The Company is still waiting for the EU's response. No provision has been made in this respect.

There is pending a Statement of Objections issued by the European Commission against inter alia Stora Enso Oyj and the former Stora Carbonless Paper GmbH related to an alleged cartel with respect to carbonless paper during the period from January 1992 to March 1997. The 76% of Stora Carbonless Paper shares were sold at the end of 1998. Stora Enso has given its reply to the Commission. No provision has been made.

On 29 November the Finnish Competition Council imposed a FIM 10 million (EUR 1.7 million) fine on Stora Enso for breach of the Act on Competition Restrictions in respect of illegal collaboration between forest companies in wood trade follow-up meetings. This has been entered in the accounts and the matter is still pending at the Supreme Administrative Court in Finland.

Stora Timber Finance B.V. has been found responsible for pollution of soil in part of the harbour of Amsterdam. Stora Timber Finance B.V. has appealed the decision to the Court of Appeal of Amsterdam. EUR 2.5 million was recorded as a provision at 31 December 2000.

Note 24 Principal Stora Enso subsidiaries at 31 December 2000

	Country	% of shares and voting rights held by the Group	Currency	Nominal currency value of shares in thousands	Book value in EUR, thousands	Net profit for the period in EUR, thousands
Stora Kopparbergs Bergslags AB	SE	100.0	SEK	1,697,519	4,786,488	2,403,622
Newsprint & Magazine Paper						
Stora Enso Publication Papers Oy Ltd	FI	100.0	EUR	135,391	186,689	- 4,743
Kymenso Oy	FI	100.0	EUR	2,523	6,728	- 241
Varenso Oy	FI	100.0	EUR	1,682	5,046	- 20
Stora Enso Sachsen GmbH	DE	100.0	EUR	51,129	55,196	- 7,257
Stora Enso Maxau GmbH & Co KG	DE	100.0	EUR	38,347	544,625	7,036
Stora Enso Langerbrugge NV	BE	100.0	EUR	23,550	190,550	4,350
Stora Enso Corbehem SA	FR	100.0	EUR	97,028	308,344	25,079
Stora Enso Kabel GmbH	DE	100.0	EUR	17,384	52,663	6,962
Stora Enso Reisholz GmbH	DE	100.0	EUR	4,602	13,549	- 1,030
Stora Enso Hylte AB	SE	100.0	SEK	200,000	324,425	2,029
Stora Enso Kvarnsveden AB	SE	100.0	SEK	150,000	231,793	- 7,692
Stora Enso Port Hawkesbury Ltd	CA	100.0	CAD	852,550	521,877	7,595
Fine Paper						
Stora Enso Fine Papers Oy	FI	100.0	EUR	84,094	162,857	18,545
Berghuizer Papierfabriek NV	NL	100.0	EUR	8,743	47,845	- 5,301
Stora Enso Fine Paper AB	SE	100.0	SEK	487,585	320,083	473
Stora Enso Nymölla AB	SE	100.0	SEK	142,727	149,139	- 2,512
Stora Enso Grycksbo AB	SE	100.0	SEK	125,000	16,964	2,744
Stora Enso Mölndal AB	SE	100.0	SEK	75,000	0	15,698
Stora Enso Uetersen GmbH	DE	100.0	EUR	9,715	28,632	13,292
Stora Enso Suzhou Paper Co Ltd	CN	60.7	USD	75,000	35,102	- 16,414
Packaging Boards						
Corenso United Oy Ltd	FI	71.0	EUR	18,628	26,019	10,418
Stora Enso Ingerois Oy	FI	100.0	EUR	34,000	79,048	2,355
Stora Enso Pankakoski Oy Ltd	FI	100.0	EUR	5,100	11,773	1,177
Laminating Papers Oy	FI	100.0	EUR	10,091	20,183	- 1,052
Stora Enso Barcelona S.A.	ES	100.0	EUR	41,332	39,332	1,770
Stora Enso Packaging Oy	FI	100.0	EUR	18,501	19,441	10,926
ZAO Stora Enso Packaging	RU	100.0	RUR	137,865	11,776	1,934
Stora Enso Packaging AB	SE	100.0	SEK	46,000	22,557	5,150
Stora Enso Packaging SIA	LV	100.0	LVL	570	833	- 1,139
Stora Enso Skoghall AB	SE	100.0	SEK	350,000	11,621	26,171
Stora Enso Paperboard AB	SE	100.0	SEK	50,000	11,329	- 527
Stora Enso Fors AB	SE	100.0	SEK	180,000	110,312	4,496
Stora Enso Newton Kyme Ltd	GB	100.0	GBP	1,500	0	- 20,071
Timber Operations						
Stora Enso Timber Oy Ltd	FI	73.5	EUR	39,098	148,506	23,448
Holzindustrie Schweighofer AG	AU	100.0	EUR	436	120,078	11,281
Puumerkki Oy	FI	100.0	EUR	8,330	21,042	149
Stora Enso Timber AB	SE	100.0	SEK	100,000	45,293	- 8,347
Market Pulp						
Kemijärven Sellu Oy	FI	100.0	EUR	8,409	28,592	1,634
Enocell Oy	FI	98.4	EUR	42,383	201,153	- 9,645
Stora Enso Pulp AB	SE	100.0	SEK	25,000	105,876	37,004
Cellulose Beira Industrial SA	PT	100.0	EUR	772,802	73,773	61,792
Paper Merchants						
Papyrus Merchants AB	SE	100.0	SEK	1,000	96,182	- 4,100
Papyrus AB	SE	100.0	SEK	21,000	87,756	- 1,064
Forest Operations						
AS Stora Enso Mets	EE	100.0	EEK	2,126	1,584	- 416
Stora Enso Skog AB	SE	100.0	SEK	25,000	190,352	- 5,838
North America						
Stora Enso North America Corp.	US	100.0	USD	1,529,740	1,734,403	- 67,180

Note 25 Employee benefits

Short-term employee benefits and equity compensation benefits

Most of the employees directly involved in production are members of labour unions. Collective bargaining agreements are customarily negotiated between respective unions and the forest industry. Salaries for senior management are negotiated individually.

Stora Enso has the following incentive programmes:

In 1999, the Group implemented a bonus plan based on synthetic options for 120 management employees. The amount of the bonus was based on Stora Enso's weighted average price for Series R shares traded on the Helsinki Stock Exchange during the period 1 October 1999 to 31 December 1999. If the weighted average share price was between EUR 7.57 to 11.77 per share bonuses would be earned to a maximum of EUR 12,614 or EUR 25,228 depending on the grant. The bonuses were paid in January 2000.

In 1999, a profit-sharing plan was made available to virtually all permanent employees of the former STORA Group. Of the amount of Group profit exceeding the equivalent amount of 12.0% return on capital employed, 10.0% was accrued for employees, up to a maximum of one sixth of the dividend paid to Stora Enso shareholders.

Stora Enso has an incentive plan that takes into account the performance, development and results of the business units, as well as individual employee performance. Stora Enso's performance-based bonus system is based on company profits and on the achievement of key business targets.

Management of divisions and business units have an annual bonus plan based on the result of the respective division or business unit and the achievement of personal key targets in separately defined areas. The maximum bonus is two months' salary. Employees participate in another bonus plan in which the bonus is calculated as a percentage of each employee's annual salary, the maximum being 7%. All bonuses are discretionary and are not partially triggered if the results of the Group do not exceed a predetermined minimum level.

Bonus plan from year 2000 onwards

The Group has decided to continue the performance-based bonus plans from year 2000 onwards. Initially the system will cover Finland, Sweden and a few other countries and will later be expanded depending on local practice and legislation.

Management

For middle and top management a bonus plan exists of up to 20-40% of salary depending on the person's position in the company. The bonus is linked to the corporate return on capital employed target of 13% and to individual business targets.

Option programme for management (2000)

The Board of Directors decided to continue the annual rolling incentive programme initiated in 1999. Some 200 Group key employees from about 15 different countries were offered options in 2000. The strike price of the options is EUR 12.25 per share. The options may be exercised between 1st April 2003 and 31st March 2007. The option programme comprises a total of some 3,000,000 options. Depending on local circumstances, participants will either receive a payment in cash (difference between the strike price and the share price at the time of exercise) or an option to purchase already issued shares (not new). Options are not transferable and expire if the employee leaves the company. Since these options are synthetic, there is no dilution on outstanding shares.

Stora Enso North America option programme for personnel

On 18 August 2000 the Board of Directors decided to convert the Consolidated Papers' stock option plans (1989 Stock Option Plan and 1998 Incentive Compensation Plan) into stock option plans of Stora Enso. The maximum number of R shares in the form of ADRs that may be subscribed for is 5,680,000. If fully subscribed the share capital will increase by a maximum of EUR 9,656,000. The exercise period is from 11 September 2000 to 14 June 2010 (depending on the date of grant) and the weighted average subscription price is USD 6.9687. The shares represent some 0.6% of the share capital and 0.2% of the voting rights after the exercise of options.

Option programme for key personnel (1999)

The plan is an integrated part of the top management compensation structure. Participation and terms of future plans will be decided each year. The 1999 plan comprises synthetic options. The seven-year options may be exercised between 15 July 2002 and 15 July 2005 entitling the participant to cash compensation in the form of the difference between the strike price and the prevailing share price. The strike price is EUR 11.75 based on the average Series R share price from May through July plus a premium of 10%. In an attempt to minimise the cost of the option plan, Stora Enso has entered into a financial derivative agreement. Since these options are synthetic, there is no dilution on outstanding shares. The options are not transferable and expire if the employee leaves the Group.

Option programme for management (1997)

In 1997, shareholders approved the plan to offer 15 members of the senior management bonds with warrants in a maximum amount of FIM 1,000,000 (EUR 168,187). Each FIM 1,000 (EUR 168.19) bond carries one warrant entitling the holder to subscribe for 3,000 Series R shares at a subscription price per share of FIM 45.57 (EUR 7.66). The bonds accrue interest at 4.0% per annum and have a maturity of five years.

Post-retirement benefits

Pension plans

The Group has established a number of pension plans for its operations throughout the world. In Finland pension cover is arranged through Stora Enso's own pension funds and partly through Finnish insurance companies. In Sweden pension cover is arranged through book reserves in accordance with the Swedish "PRI/FPG System" which covers the vast majority of large Swedish corporations. Pension arrangements for companies outside Finland and Sweden are made in accordance with the regulations and practice of each country in question. Most of these programmes are defined benefit pension plans with retirement, disability, death and termination income benefits. The retirement benefits are generally a function of years of employment and final salary and coordinated with local national pensions.

The Group's policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The discount rate used in actuarial calculations of liability in book reserves has been adjusted to market rate. The Group has also some fully-insured plans and defined contribution plans. The retirement age of the management of Group companies has been agreed at between 60-65 years. For members of the Executive Management Group the retirement age has been agreed at 60 years.

Defined benefit pension plans

The amounts recognised in the balance sheet are as follows:

EUR million	1999	2000
Present value of funded obligations	334.2	996.4
Fair value of plan assets	- 302.3	- 1,086.0
Present value of unfunded obligations	548.9	534.8
Unrecognised actuarial gains and losses	3.5	- 57.3
Unrecognised prior service cost	- 8.9	- 14.4
Net liability in the balance sheet	**575.5**	**373.5**

The amounts recognised in the income statement are as follows:

EUR million	1999	2000
Current service cost	18.4	23.2
Interest cost	37.1	53.4
Expected return on plan assets	- 10.4	- 34.8
Net actuarial losses (gains) recognised in year	- 19.3	5.4
Losses on curtailment	0.4	
Total included in personnel expenses	**26.1**	**47.2**

Actual return on plan assets was EUR 80.9 million at 31 December 2000 (EUR 24.5 million at 31 December 1999).

Movements in the liability recognised in the balance sheet are as follows:

EUR million	1999	2000
Net liability at the beginning of year	531.7	575.5
Effect of adopting IAS 19 (adjusted to opening balance of retained earnings)	37.9	-
Translation differences	26.2	- 10.6
Acquisition	-	- 174.8
Divestment	-	- 7.2
Net expense recognised in the income statement	26.1	47.2
Contributions paid	- 46.4	- 57.2
Settlement	-	0.6
Net liability at the end of the year	**575.5**	**373.5**

Weighted average assumptions used in calculations of pension obligations are as follows:

	1999	2000
Discount rate %	5.0–7.3	5.5–7.5
Expected return on plan assets %	5.5–8.0	4.5–9.0
Future salary increase %	1.0–4.0	2.0–5.0
Future pension increases %	1.5–2.8	1.5–2.8
Expected average remaining working lives of employees	11–18	14–18

Other post-retirement benefits

Other post-retirement benefits relate to post-retirement medical and life insurance programmes in North America.

The amounts recognised in the balance sheet are as follows:

EUR million	2000
Present value of funded obligations	267.6
Fair value of plan assets	- 55.2
Present value of unfunded obligations	10.8
Unrecognised actuarial gains and losses	- 16.1
Net liability in the balance sheet	**207.1**

The amounts recognised in the income statement are as follows:

EUR million	2000
Current service cost	2.5
Interest cost	7.0
Expected return on plan assets	- 1.9
Total included in personnel expenses	**7.6**

Movements in the liability recognised in the balance sheet are as follows:

EUR million	2000
Net liability at the beginning of year	–
Translation differences	
Acquisition	206.6
Net expense recognised in the income statement	7.6
Contributions paid	– 7.1
Net liability at the end of the year	**207.1**

Reconciliation of net liability to pension provisions in the balance sheet liabilities:

EUR million	1999	2000
Defined benefit plans	575.5	373.5
Other post retirement benefits		207.1
Overfunded pension plan of Consolidated Papers Included in non-current assets		191.2
Total net liability	**575.5**	**771.8**

Weighted average assumptions used in calculations of pension obligations are as follows:

	2000
Discount rate %	7.5
Expected return on plan assets %	9.0
Future salary increase %	5.0
Expected average remaining working lives of employees	16

EUR million	1999	2000
Defined contribution payments	72.5	81.4

Note 26 Earnings per share

Basic earnings per share is calculated as follows:

	1998	1999	2000
Net profit for the period, EUR million	185.3	746.4	1,435.0
Weighted average number of Series A and R shares	759,574,088	759,579,513	812,040,498
Basic earnings per share, EUR	0.24	0.98	1.77

Diluted earnings per share is calculated as follows:

	1998	1999	2000
Weighted average number of Series A and R shares	759,574,088	759,579,513	812,040,498
Effect of warrants	247,904	1,048,530	1,448,301
Diluted number of shares	759,821,992	760,628,043	813,488,799

	1998	1999	2000
Net profit for the period, EUR million	185.3	746.4	1,435.0
Adjusted weighted average number of Series A and R shares and assumed conversion	759,821,992	760,628,043	813,488,799
Diluted earnings per share, EUR	0.24	0.98	1.76

Note 27 Subsequent events

On 9 January 2001 Stora Enso announced it intention to build a paper machine in Langerbrugge, Belgium and to shut down permanently two paper machines in Langerbrugge and Summa, Finland. After the write-down of EUR 5.8 million entered for the fourth quarter 2000, the remaining carrying value will be depreciated in their remaining useful lifetime before the machines are closed down. Stora Enso will also shut down a 140,000 tonnes per year off-line coater in Nymölla, Sweden. Most of the write-down was already booked in 1998. An additional write-down of EUR 5 million was entered for the fourth quarter 2000. Possible closing costs related to Nymölla, Summa or Langerbrugge will be entered later.

Parent company income statements

EUR million	Note	1 Jan. – 31 Dec. 1999	1 Jan. – 31 Dec. 2000
Sales		1,839.1	1,904.0
Finished and semi-finished goods, increase (+)		– 5.4	14.7
Other operating income	28	138.1	112.0
Materials and services		– 1,333.3	– 1,383.5
Personnel expense	29	– 179.2	– 184.8
Depreciation and value adjustments	32	– 74.2	– 83.6
Other operating expenses	30	– 200.5	– 269.2
Operating profit		184.5	109.6
Financing net	31	10.0	475.1
Profit before extraordinary items		194.5	584.7
Extraordinary income		321.3	658.1
Extraordinary expense		– 0.5	
Profit before adjustments and tax		515.3	1,242.8
Adjustments		– 35.8	– 36.9
Tax		– 138.7	– 186.3
Net profit		340.8	1,019.6

Parent company cash flow statements

EUR million	1 Jan. – 31 Dec. 1999	1 Jan. – 31 Dec. 2000
Net profit for the period	340.8	1,019.6
Reversal of non-cash items:		
Taxes	138.7	186.3
Adjustments	35.8	36.9
Group contributions	– 320.8	– 658.1
Depreciation, amortisation and impairment	74.2	83.6
Profit/losses on sale of fixed assets	– 77.5	12.1
Net financial income	– 10.0	– 475.1
Interests received	92.7	83.2
Interests paid, net of amounts capitalised	– 153.7	– 225.4
Dividends received	40.3	600.6
Other financial items, net	28.8	101.2
Income taxes paid	– 155.1	– 144.0
Change in net working capital	70.6	604.1
Net cash provided by operating activities	**104.8**	**1,225.0**
Cash flow from investing activities		
Acquisition of subsidiary shares, net of cash	– 264.6	– 4,611.4
Acquisition of shares in associated companies	– 0.2	– 0.3
Investment in shares in other companies	– 15.6	– 15.5
Capital expenditures	– 80.4	– 235.8
Proceeds from dispositions of subsidiary shares, net of cash	136.4	19.0
Proceeds from dispositions of shares in associated companies	72.2	0.3
Proceeds from dispositions of shares in other companies	5.3	20.9
Proceeds from sale of fixed assets	8.0	– 19.6
Proceeds from (payments of) long-term receivables, net	613.2	– 355.0
Net cash used in investing activities	**474.3**	**– 4,487.5**
Cash flow from financing activities		
Proceeds from (payments of) long-term liabilities, net	2,387.2	2,144.7
Proceeds from (payments of) short-term borrowings, net	– 754.3	– 847.8
Dividends paid	– 268.3	– 303.9
Proceeds from issuance of share capital	2.1	1,719.6
Other		– 1.0
Net cash used in financial activies	1,366.7	2,711.5
Net increase (decrease) in cash and cash equivalents	1,945.8	– 551.0
Cash and cash equivalents at beginning of year	172.9	2,118.7
Cash and cash equivalents at end of year	**2,118.7**	**1,567.7**

Parent company balance sheets

Assets EUR million	Note	31 Dec. 1999	31 Dec. 2000
Fixed assets and other long-term investments	33, 34, 39		
Intangible assets		16.7	28.7
Property, plant and equipment		1,315.7	1,452.2
Shares, Group companies	24	5,761.8	8,169.3
Shares, associated companies		10.2	22.6
Shares, other companies		343.7	299.2
Long-term loan receivables		860.9	2,688.8
		8,309.1	12,660.8
Current assets			
Inventories	36	148.9	140.9
Short-term receivables	37	681.6	963.0
Short-term investments and receivables	38	2,236.9	1,530.6
Treasury shares			173.7
Cash and cash equivalents		130.9	9.6
		3,198.3	2,817.8
Total assets		11,507.4	15,478.6

Shareholders' equity and liabilities, EUR million	Note	31 Dec. 1999	31 Dec. 2000
Shareholders' equity	40		
Share capital		1,277.6	1,576.3
Share issue		1.9	2.4
Share premium fund		3,771.7	5,205.8
Revaluation reserve		201.2	184.0
Treasury shares			173.7
Reserve fund		367.7	353.9
Retained earnings		424.9	287.1
Profit for the period		340.8	1,019.6
		6,385.8	8,802.8
Accumulated depreciation difference	33	165.8	202.7
Provisions			
Pension provisions			
Other provisions		5.9	6.8
Long-term liabilities	45	1,498.2	3,666.5
Current liabilities			
Current portion of long-term debt		195.6	169.2
Short-term borrowings	42	3,038.1	2,276.9
Other current liabilities	43	189.0	282.4
Tax liability		29.0	71.3
		3,451.7	2,799.8
Total shareholders' equity and liabilities		11,507.4	15,478.6

Notes to the Parent company Financial Statements
(FAS)

Note 28 Other operating income

EUR million	1999	2000
Profit on sale of fixed assets	77.7	30.5
Rent	10.0	10.4
Insurance compensation	0.0	0.1
Subsidies	1.7	1.1
Other	48.6	69.9
	138.1	**112.0**

Note 29 Personnel expenses

EUR million	1999	2000
Wages and salaries	137.9	143.7
Pensions	28.3	24.9
Other statutory employeer contributions	13.0	16.2
	179.2	**184.8**
Remuneration of members of the Board of Directors and CEO	1.1	1.3
Specification of pensions and other statutory employer contributions		
Pension expenses paid to pension funds		
Obligatory	22.2	9.9
Voluntary	2.0	1.7
Pension expenses paid to insurance companies		
Obligatory	2.9	7.3
Voluntary	1.6	3.4
Top management pension arrangements	- 0.4	2.6
Other personnel costs		
Obligatory	13.0	16.2
	41.3	**41.1**
Average number of personnel	4,202	4,308

Note 30 Other operating expenses

EUR million	1999	2000
Loss on sale of fixed assets / shares	0.2	42.6

Included in other operating expenses

Note 31 Net financing cost

Intergroup financial income and expenses at parent company

EUR million	1999	2000
Dividend income		
Intergroup companies	31.6	591.3
Associated companies	3.4	0.6
Other	5.3	8.7
Total	**40.3**	**600.6**
Interest income from long-term investments		
Intergroup	91.4	104.1
Other	1.3	1.2
	92.7	**105.3**
Total income from long-term investments	133.1	705.9
Other interest income and financial income		
Intergroup	7.0	90.5
Other	7.7	19.8
	14.7	**110.3**
Total income from long-term investments andother interest income and financial income	147.7	816.2
Exchange rate difference on financial items	14.2	- 9.2
Value adjustments of long-term financial investments	1.8	- 22.7
Interest expense and other financial expense		
Intergroup	- 24.0	- 139.8
Other	- 129.8	- 169.4
	- 153.7	**- 309.2**
Financing net	10.0	475.1

Note 32 Depreciation

EUR million	1999	2000
Depreciation according to plan		
Intangible rights	- 2.3	- 3.6
Goodwill	- 0.2	- 0.2
Other intangible assets	- 0.1	- 0.3
Buildings and structures	- 8.0	- 8.7
Machinery and equipment	- 58.7	- 65.4
Other tangible assets	- 4.8	- 5.4
	- 74.2	- 83.6

Note 33 Fixed assets and long-term investments

Parent company 1 Jan.–31 Dec. 2000	Other intangible assets	Land and water	Buildings and structures	Machinery equipment	Other tangible assets
Acquisition cost on 1 Jan.	29.4	610.9	255.1	956.2	148.3
Additions	16.6	4.4	21.4	67.9	126.4
Disposals	- 0.5	- 3.0	- 1.3	- 22.2	- 3.9
Acquisition cost on 31 Dec.	45.5	612.3	275.2	1,001.9	270.8
Accumulated depreciation on 1 Jan.	12.7		83.1	503.5	42.0
Depreciation according to plan	4.1		8.7	65.4	5.4
Accumulated depreciation on 31 Dec.	16.8		91.8	568.9	47.4
Carrying value at 31 Dec. 2000	28.7	612.3	183.4	433.0	223.4
Carrying value at 31 Dec. 1999	16.7	610.9	170.9	430.5	103.4

The carrying value of fixed assets for the parent company at 31 Dec. 2000 includes EUR 42.5 million leasing assets.

Accumulated depreciation difference by type of fixed assets at parent company					
Accum. depreciation difference at 31 Dec.1999	3.7		27.3	125.7	9.2
Increase	0.2		3.2	32.3	2.4
Decrease	- 0.4				- 1.0
Accum. depreciation difference at 31 Dec.2000	3.5		30.5	158.0	10.6

Note 34 Stocks, shares and loans receivables

EUR million	1999	2000
At parent company		
Group companies		
Shares	5,761.8	8,169.3
Loans receivable	851.6	2,679.2
Total	6,613.5	10,848.5
Associated companies		
Shares	10.2	22.6
Loans receivable	1.3	1.5
Total	11.5	24.1

EUR million	Carrying value	Market value
Listed companies	74.9	186.7

Note 35 Receivables from Management

EUR million	1999	2000

There are no receivables from Group Management.

Note 36 Inventories

EUR million	1999	2000
Materials and supplies	88.3	66.1
Work in progress	16.7	15.6
Finished goods	42.6	58.4
Other inventories	1.3	0.8
	148.9	140.9

Note 37 Short-term receivables

EUR million	1999	2000
Accounts receivable		
Intergroup	110.8	126.7
Associated	3.8	3.1
Others	101.2	101.8
	215.8	**231.6**
Prepaid expenses and accrued income		
Intergroup	17.3	0.6
Associated	0.0	
Others	84.6	27.7
	101.9	**28.3**
Other receivables		
Intergroup	330.6	682.9
Associated	0.0	
Others	33.3	20.2
	363.9	**703.1**
Total short-term receivables	**681.6**	**963.0**

Note 38 Short-term investments and receivables

EUR million	1999	2000
Intergroup receivables		
Loan receivables	241.5	116.5
Interest receivable	5.1	14.8
Other securities	1,983.6	1,376.4
Total	**2,230.2**	**1,507.7**
Loan receivables	1.1	1.1
Interest receivable	1.4	13.7
Other securities	4.2	8.0
Total	**2,236.9**	**1,530.5**

Note 39 Capitalised interest included in property, plant and equipment

EUR million	1999	2000
1 Jan.	5.5	4.2
Increase 1 Jan.–31 Dec.	0.3	3.2
Depreciation 1 Jan.–31 Dec.	– 1.6	– 1.9
31 Dec.	**4.2**	**5.5**

Note 40 Shareholders' equity

EUR million	1999	2000
Share capital at 1 Jan.	1,277.5	1,277.6
Conversion of share capital from FIM to EUR		13.8
Share issue 11 Sep. 2000		284.5
Warrants exercised	0.1	0.4
Share capital at 31 Dec.	**1,277.6**	**1,576.3**
Share issue (option rights)	1.9	2.4
Premium fund 1 Jan.	3,771.5	3,771.7
Increase	0.2	1,434.1
Premium fund 31 Dec.	**3,771.7**	**5,205.8**
Revaluation reserve 1 Jan.	239.1	201.2
Decrease related to sale of fixed assets	– 37.9	– 17.2
Revaluation reserve 31 Dec.	**201.2**	**184.0**
Treasury shares 1 Jan.		
Increase		173.7
Treasury shares 31 Dec.		**173.7**
Reserve fund 1 Jan.	367.7	367.7
Conversion of share capital from FIM to EUR		– 13.8
Reserve fund 31 Dec.	**367.7**	**353.9**
Retained earnings 1 Jan.	693.2	765.7
Dividends paid	– 268.3	– 303.9
Acquisition of treasury shares		– 173.7
To be placed at the disposal of Board of Directors		– 1.0
Retained earnings 31 Dec.	**424.9**	**287.1**
Profit for the period	340.8	1,019.6
Distributable funds		
Non-restricted equity	765.7	1,480.4
Treasury shares		– 173.7
Distributable funds 31 Dec.	**765.7**	**1,306.7**

Note 41 Number of shares

See note 18, page 77.

Note 42 Short-term borrowings

EUR million	1999	2000
Other short-term loans		
Intergroup	2,475.5	2,182.0
Associated companies	0.3	0.0
Others	562.3	94.9
Total	**3,038.1**	**2,276.9**

Note 43 Other current liabilities

EUR million	1999	2000
Advances received		
Intergroup	0.0	
Others	1.2	0.1
	1.2	0.1
Trade payables		
Intergroup	23.9	36.9
Associated	0.5	0.0
Others	91.3	118.5
	115.7	155.4
Other current liabilities		
Intergroup	0.5	0.4
Others	14.3	53.1
	14.8	53.5
Accrued liabilities and deferred income		
Intergroup	0.1	12.3
Associated	0.1	0.0
Others	57.0	61.1
	57.2	73.4
	189.0	282.4

Note 44 Commitments and contingent liabilities

EUR million	1999	2000
On own behalf		
Pledges given	12.6	9.2
Mortgages	423.1	335.3
On behalf of Group companies		
Guarantees	2,289.3	2,014.9
On behalf of associated companies		
Guarantees	9.6	13.1
On behalf of others		
Guarantees	96.9	88.4
Other commitments, own		
Leasing commitments, in 2001	2.4	3.1
Leasing commitments, after 2001	19.8	18.2
Pension liabilities	0.5	
Total		
Pledges given	12.6	9.2
Mortgages	423.1	335.3
Guarantees	2,395.8	2,116.4
Leasing commitments	22.2	21.3
Pension liabilities	0.5	0.0
Total	**2,854.2**	**2,482.2**

Stora Enso Oyj has undertaken to guarantee leasing agreements relating to Stora Enso Barcelona SA. The value of this commitment amounted to EUR 34,915,137.00 at 31 December 2000. The commitment extends until 23 December 2003.

Note 45 Borrowings

The repayment schedule of long-term interest-bearing liabilities including current portion at 31 Dec. 2000

EUR million	2001	2002	2003	2004	2005	2006-	Total
Convertible bond loans	0.0	0.2	0.0	0.0	0.0	0.0	0.2
Bond loans	100.0	0.0	183.1	249.6	11.3	1,321.4	1,865.3
Own bond loans	– 33.4	0.0	0.0	0.0	0.0	0.0	– 33.4
Loans from credit institutions	48.6	48.3	26.4	1,163.1	51.3	388.7	1,726.5
Pension loans	51.2	30.3	24.6	12.2	12.2	74.2	204.7
Leasing liabilities	2.9	3.0	3.1	3.2	3.3	32.2	47.6
Other long-term liabilities	0.1	0.1	0.1	0.1	0.2	0.8	1.2
	169.3	81.9	237.3	1,428.2	78.3	1,817.2	3,812.1

The market value of Consolidated Papers' option programme amounting to USD 22,015,821.36 as at the moment of acquisition has been entered into line "other long-term liabilities". In the acquisition the options entitling to Consolidated Papers shares were changed to options for Series R shares. This liability is converted as share premium fund when the options are exercised or when the option programme comes to an end.

Note 46 Fair value of financial instruments

Risk management contracts open at 31 Dec., EUR million	1999	2000
Current value		
Interest-rate derivatives		
Interest-rate swap agreements	– 5.0	14.3
Foreign exchange derivatives		
Forward agreements	23.2	– 3.3
Cross-currency swap agreements	49.9	11.5
Foreign exchange derivatives, total	73.1	8.2
Commodity derivatives		
Energy derivatives	0.0	2.4
Nominal value		
Interest-rate derivatives		
Interest-rate swap agreements	253.9	365.3
Foreign exchange derivatives		
Forward agreements	4,702.0	137.1
Cross-currency swap agreements	191.6	90.1
Foreign exchange derivatives, total	4,893.6	227.2
Commodity derivatives		
Energy derivatives	0.0	105.7

Proposal for the Distribution of dividend

The consolidated balance sheet shows retained shareholders' equity at 31 December, 2000, of EUR 5,345.0 million of which EUR 3,365.9 million is distributable. Distributable shareholders' equity of the parent company was EUR 1,306,650,501.55 at 31 December 2000. The Board of Directors proposes to the Annual General Meeting that the profit for the financial period of EUR 1,019,600,454.66 be transferred to retained earnings and that dividend be distributed as follows:

Profits from previous periods	460,765,055.97
Purchase of own shares	-173,715,009.08
Profit for the financial period	1,019,600,454.66
Dividend of EUR 0.45 per share to be distributed to maximum 933,215,266 shares	-419,946,869.70
Retained earnings after distribution of dividend minimum	886,703,631.85

Helsinki, 7 February 2001

Claes Dahlbäck Chairman	**Krister Ahlström** Vice Chairman
Josef Ackermann	**Harald Einsmann**
Raimo Luoma	**George W. Mead**
Paavo Pitkänen	**Jan Sjöqvist**
Marcus Wallenberg	
Jukka Härmälä CEO	**Björn Hägglund** Deputy CEO

Auditors' report

To the shareholders of Stora Enso Oyj

We have audited the accounting records, the financial statements and the administration of Stora Enso Oyj for the year ended 31 December 2000. The financial statements prepared by the Board of Directors and the Chief Executive Officer include a report of the Board of Directors, consolidated financial statements of the Stora Enso Group prepared in accordance with International Accounting Standards (IAS), and parent company financial statements prepared in accordance with prevailing rules and regulations in Finland (FAS). Based on our audit, we express an opinion on these financial statements and on the parent company's administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration has been to examine that the members of the Board of Directors and the Chief Executive Officer have legally complied with the rules of the Finnish Companies' Act.

In our opinion, the consolidated financial statements prepared in accordance with International Accounting Standards (IAS) give a true and fair view of the Stora Enso Group's consolidated result of operations, as well as of the financial position. The consolidated financial statements are in accordance with prevailing rules and regulations in Finland and can be adopted.

The parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations and give a true and a fair view of the parent company's result of operations and financial position. The parent company's financial statements can be adopted and the members of the Board of Directors and the Chief Executive Officer of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable funds is in compliance with the Finnish Companies' Act.

Helsinki, 14 February 2001

SVH Pricewaterhouse Coopers Oy
Authorised Public Accountants

Pekka Nikula
Authorised Public Accountant

KPMG Wideri Oy Ab
Authorised Public Accountants

Hannu Niilekselä
Authorised Public Accountant

Group structure



Jukka Härmälä, CEO
Björn Hägglund, Deputy CEO
Accounting and Legal Affairs
Esko Mäkeläinen
Finance and IT
Ingvar Petersson
Strategy and Business Development
Kimmo Kalela
Communications and Investor Relations
Kari Vainio
Corporate Support
Yngve Stade
Base Resources
Ingvar Petersson
Human Resources & TQM
Christer Ågren
Magazine Paper
Bernd Rettig
Newsprint
Lars Bengtsson
Fine Paper
Jouko Taukojärvi
Packaging Boards
Pekka Laaksonen
North America
Kai Korhonen
Timber
Arno Pelkonen
Pulp
Jorma Kangas
Merchants
Sven Rosman
Asia/Pacific
Seppo Hietanen

Board of Directors



Claes Dahlbäck
Chairman
Born 1947. M.Sc. (Ec.), Dr. (h.c.).
Executive Vice Chairman of Investor AB.
Chairman of the Board of Vin & Sprit, Gambro, EQT, IBX and imGO; Vice Chairman of the Board of Skandinaviska Enskilda Banken; Member of the Board of Findus.
Member of the Stora Enso Compensation Committee
Number of shares held in Stora Enso: 2,541 A and 19,529 R

Krister Ahlström
Vice Chairman
Born 1940. M.Sc. (Eng), Dr. (h.c.).
Former Chairman and CEO of A. Ahlstrom Corporation.
Chairman of the Board of ArosMaizels Corporate Finance; Member of the Board of ABB-Finland, EQT-Finland and NKT Holding, Denmark; Member of the Supervisory Board of Merita Bank.
Member of the Stora Enso Compensation Committee
Number of shares held in Stora Enso: 1,500 A

Josef Ackermann
Born 1948. Dr. (Oec.).
Member of the Group Board of Deutsche Bank AG; Member of the Board of Vodafone Airtouch and EUREX Zürich AG; Member of the Supervisory Board of Linde AG, EUREX Frankfurt AG and several other international institutions.
Member of the Stora Enso Audit Committee
Number of shares held in Stora Enso: 1,300 R

Harald Einsmann
Born 1943. Ph.D. (Econ.).
Member of the Board of British American Tobacco, EMI Group and Tesco Ltd; Member of the Advisory Board of the University of Boston in Brussels and Member of the Board of the Festival of Flanders.
Member of the Stora Enso Compensation Committee
Number of shares held in Stora Enso: 0

Björn Hägglund
Deputy CEO
Born 1945. Dr. (For.)
Chairman of the Federation of Swedish Forest Industries; Member of the Board of the Federation of Swedish Industries, the Swedish Employers' Confederation and the Swedish University of Agricultural Sciences
Number of shares held in Stora Enso: 7,877 A and 14,618 R
Number of options/synthetic options 1999: 93,750; 2000: 90,000

Jukka Härmälä
CEO
Born 1946. B.Sc. (Econ.), Dr. (h.c.).
Member of the Board of the Confederation of Finnish Industry and Employers and the Finnish Forest Industries Federation; Chairman of the Board of Sampo-Leonia Insurance Company plc; Vice Chairman of the Board of Finnlines Plc.
Number of shares held in Stora Enso: 4,500 R and warrants entitling to 399,000 R shares.
Number of options/synthetic options 1999: 112,500; 2000: 110,000

Raimo Luoma
Born 1959. Master of Laws, Attorney-at-Law. LL.M. (Brussels).
Partner and Vice Chairman of the Board of Asianajotoimisto Krogerus & Pirilä Oy.
Number of shares held in Stora Enso: 0

George W. Mead
Born 1927. M.Sc. (Paper Chem.), B.Sc. (Chem.).
Former Chairman of the Board of Consolidated Papers, Inc.
Member of the Board of Snap-on, Inc. and Thiele Kaolin.
Number of shares held in Stora Enso: 2,699,266 R shares in form of ADRs and Stora Enso North America warrants entitling to 12,452 R shares in form of ADRs.

Paavo Pitkänen
Born 1942. M.Sc. (Math.).
President and CEO of Varma-Sampo Mutual Pension Insurance Company.
Member of the Board of Partek, Sampo-Leonia Insurance Company plc and Wärtsilä; Vice Chairman of the Supervisory Board of Alma Media; Member of the Board of several other companies.
Member of the Stora Enso Audit Committee
Number of shares held in Stora Enso: 3,800 A

Jan Sjöqvist
Born 1948. MBA.
President and CEO of NCC AB.
Member of the Board of NCC AB and SSAB Svenskt Stål AB.
Number of shares held in Stora Enso: 508 A and 943 R

Marcus Wallenberg
Born 1956. B.Sc. (Foreign Service).
President and CEO of Investor AB.
Vice Chairman of the Board of Ericsson and Saab; Member of the Board of Astra AB, AstraZeneca, Scania AB, Skandinaviska Enskilda Banken, SAS Assembly of Representatives and the Knut and Alice Wallenberg Foundation.
Member of the Stora Enso Audit Committee
Number of shares held in Stora Enso: 3,049 A and 6,019 R

From left to right: Jan Sjöqvist, Krister Ahlström, Jukka Härmälä, George W. Mead, Harald Einsmann, Josef Ackermann, Marcus Wallenberg, Claes Dahlbäck, Björn Hägglund, Raimo Luoma and Paavo Pitkänen.

Years of issue of options/synthetic options are 1999 and 2000.

Management

Executive Management Group





Jukka Härmälä

CEO

Born 1946. Employed by Enso 1970-84. Rejoined the company 1988.
Number of shares held in Stora Enso: 4,500 R
Warrants entitling to 399,000 R shares
Number of options/synthetic options 1999: 112,500; 2000: 110,000

Björn Hägglund

Deputy CEO

Born 1945. Joined the company 1991. Chairman of the Stora Enso Environmental Committee and R&D Committee.
Number of shares held in Stora Enso: 7,877 A and 14,618 R
Number of options/synthetic options 1999: 93,750; 2000: 90,000



Lars Bengtsson

Senior Executive Vice President, Newsprint

Born 1945. Joined the company 1986. Member of the Stora Enso R&D Committee.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 46,900; 2000: 30,000



Kimmo Kalela

Senior Executive Vice President, Strategy and Business Development

Born 1941. Joined the company 1986. Member of the Stora Enso Investment Committee and R&D Committee.
Number of shares held in Stora Enso: 0
Warrants entitling to 180,000 R shares
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Kai Korhonen

Senior Executive Vice President, North America

Born 1951. Joined the company 1977.
Number of shares held in Stora Enso: 85 R
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Pekka Laaksonen

Senior Executive Vice President, Packaging Boards

Born 1956. Joined the company 1979. Member of the Stora Enso R&D Committee.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Esko Mäkeläinen

Senior Executive Vice President, Accounting and Legal Affairs

Born 1946. Joined the company 1970.
Number of shares held in Stora Enso: 1,900 A and 4,669 R
Warrants entitling to 180,000 R shares
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Ingvar Petersson

Senior Executive Vice President, Finance and IT; Base Resources

Born 1941. Joined the company 1986.
Number of shares held in Stora Enso: 2,602 A and 6,251 R
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Bernd Rettig

Senior Executive Vice President, Magazine Paper

Born 1956. Joined the company 1982. Member of the Stora Enso R&D Committee.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Yngve Stade

Senior Executive Vice President, Corporate Support

Born 1947. Joined the company 1994. Member of the Stora Enso Investment Committee, Environmental Committee and R&D Committee.
Number of shares held in Stora Enso: 725 R
Number of options/synthetic options 1999: 46,900; 2000: 45,000



Jouko Taukojärvi

Senior Executive Vice President, Fine Paper

Born 1941. Joined the company 1964. Member of the Stora Enso R&D Committee.
Number of shares held in Stora Enso: 1,000 A
Warrants entitling to 90,000 R shares
Number of options/synthetic options 1999: 46,900; 2000: 45,000

Years of issue of options/synthetic options are 1999 and 2000

Group

Magnus Diesen

Senior Vice President, Corporate Strategy and Investments

Born 1944. Joined the company 1988. Member of the Stora Enso Investments Committee.
Number of shares held in Stora Enso: 0
Warrants entitling to 30,000 R shares
Number of options/synthetic options 1999: 32,900; 2000: 22,500



Walter Haberland

Senior Vice President, Information Technology

Born 1946. Joined the company 1995.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 10,400; 2000: 5,000







Seppo Hietanen

Executive Vice President, Asia Pacific

Born 1945. Joined the company 1976.
Number of shares held in Stora Enso: 2,000 R
Warrants entitling to 75,000 R shares
Number of options/synthetic options 1999: 32,900; 2000: 30,000



Sven von Holst

Senior Vice President, **Corporate Marketing and Sales**

Born 1948. Joined the company 1995.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 32,900; 2000: 22,500



Jyrki Kurkinen

Senior Vice President, Legal Affairs

Born 1948. Joined the company 1979
Number of shares held in Stora Enso: 2,648 A and 14,920 R
Warrants entitling to 75,000 R shares
Number of options/synthetic options 1999: 32,900; 2000: 22,500



Arno Pelkonen

Executive Vice President, Timber Products

Born 1954. Joined the company 1984.
Number of shares held in Stora Enso: 4,000 R
Number of options/synthetic options *1999: 46,900; 2000: 30,000*



Eberhard Potempa

Senior Vice President, Country Manager Germany

Born 1953. Joined the company 1976.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 13,500; 2000: 15,000



Sven Rosman

Executive Vice President, Merchants

Born 1945. Joined the company 1991.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 32,900; 2000: 30,000



Ronald E. Swanson

Senior Vice President, Stora Enso North America

Born 1949. Joined the company 1989.
Member of the Stora Enso R&D Committee
Number of shares held in Stora Enso: 0
Stora Enso North America warrants entitling to 72,414 R shares in form of ADRs



Kari Vainio

Executive Vice President, Communications and Investor Relations

Born 1946. Joined the company 1985.
Member of the Stora Enso Environmental Committee.
Number of shares held in Stora Enso: 4,800 R
Warrants entitling to 60,000 R shares
Number of options/synthetic options 1999: 32,900; 2000: 30,000



Christer Ågren

Executive Vice President, Human Resources

Born 1954. Joined the company 1993.
Number of shares held in Stora Enso: 0
Number of options/synthetic options 1999: 32,900; 2000: 30,000

Corporate governance

The duties of the various bodies within Stora Enso are determined by the laws of Finland and by the corporate governance policy which complies with the Finnish Companies Act and is decided by the Board of Directors.

The Board of Directors, the Chief Executive Officer (CEO) and the Deputy Chief Executive Officer (Deputy CEO) are responsible for the management of the company.

The other governance bodies have an assisting and supporting role.

Stora Enso prepares annual and interim financial accounts conforming to international accounting standards and published in Finnish, Swedish and English. In addition Stora Enso makes an annual reconciliation with US GAAP (Form 20-F).

Stora Enso is managed from dual headquarters in Finland and Sweden. Stora Enso also has an international office in London, UK.

Stora Enso has one or two auditors as decided by the Annual General Meeting.

To the fullest extent possible, corporate actions and corporate records are taken and recorded in English.

Governance bodies

The decision-making bodies with responsibility for managing the company are:

Board of Directors

- Compensation Committee
  The main decision taken by the committee during the year 2000 was the approval of the remuneration programme for the year.
- Audit Committee was established in December 2000. Its main task is to cooperate closely with internal and external auditing and to report to the remaining Board members.

CEO and Deputy CEO

- Executive Management Group (EMG)
- Management Group (MG)
- Investment Committee
- Environmental Committee
- R&D Committee

Day-to-day operational responsibility rests with the divisional managements and their operations teams.

Board of Directors

Stora Enso is managed by a Board of Directors under international two-tier corporate governance principles.

The Board of Directors consists of 11 ordinary members: 9 non-executives and 2 executives. The members are appointed by the Annual General Meeting for a one-year term.

The Board supervises the operation and management of Stora Enso and decides on significant matters relating to strategy, investments, organisation and finance.

The Board is responsible for the management and proper organisation of the operations of the company. It is likewise responsible for the proper supervision of the accounting and the control of the financial matters of the company.

The Board elects a Chairman and a Vice-Chairman from among its members and appoints a CEO, deputy CEO and heads of divisions and staff functions. The Board approves the organisational structure of the company.

The Board appoints the Compensation and Audit Committees.

The Board convened 10 times during 2000.

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the company in accordance with instructions and orders issued by the Board of Directors. It is the duty of the CEO to ensure that the company's accounting methods comply with the law and that financial matters are handled in a reliable manner.

The CEO is in charge of the following: strategy (long-range planning and investments), finance and financial planning, corporate communications, investor relations, preparatory work with regard to board meetings. In addition he supervises decisions regarding personnel and other important operational matters.

Deputy Chief Executive Officer (Deputy CEO)

The Deputy CEO acts as deputy to the CEO. The Deputy CEO is in charge of operational matters as follows: monitoring and coaching of the divisions, corporate support functions (purchasing, logistics), resources (wood, energy), R&D, environmental matters and human resources.

Executive Management Group (EMG)
The Executive Management Group is chaired by the CEO. It consists of the Deputy CEO, five divisional heads (Magazine Paper, Newsprint, Fine Paper, Packaging Boards and North America) and the heads of the following staff functions: Strategic Business Development Group, Accounting and Legal Affairs, Finance, IT and Base Resources, Corporate Support.

The EMG's tasks and responsibilities are as follows: investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to board meetings, review of main aspects of sales network.

The EMG convened 6 times in 2000 and in the future will meet approximately once or twice a month.

Management Group (MG)
The tasks and responsibilities of the Management Group are to review the budget, strategy and daily business development. The members of the Management Group are as follows: the members of the EMG and other divisional heads as well as heads of staff functions.

The CEO may also appoint additional members. The MG meets approximately 4 times a year.

The Management Group convened 5 times in 2000.

Investment Committee
The Investment Committee is chaired by the head of the Strategic Business Development Group. Committee members are appointed by the CEO.

The tasks and responsibilities of the Investment Committee are as follows: coordination of investment planning and the approval process, coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and the making of recommendations regarding funds available for investments.

The Investment Committee convened 10 times in 2000.

The committee examined the major investment proposals and recommended on the allocation of divisional funds prior to decision.

Environmental Committee
The Environmental Committee is chaired by the Deputy CEO. Committee members are appointed by the CEO.

The purpose and tasks of the Environmental Committee are as follows: to formulate and communicate corporate environmental strategy and policy for divisions, to coordinate relations and communication with governmental / non-governmental organisations and other stakeholders, to establish environmental management procedures, to produce the annual Environmental Report.

The Environmental Committee convened 3 times in 2000.

The Committee defined, and the EMG approved the principles for transport and a recommendation on how to proceed with further implementation of the EMS in different Group operations.

R&D Committee
The R&D Committee is chaired by the deputy CEO. Members are appointed by the CEO.

The purpose and tasks of the R&D Committee are as follows: to assist the Group's businesses to achieve and maintain quality and productivity leadership by facilitating high-quality R&D, to monitor technology and future-oriented product development, to recommend the extent of overall R&D activities within the Group.

The R&D Committee convened 3 times in 2000.

The Committee recommended to change the skill- and technology-based organisation of Stora Enso research to a product- and application-based structure. It defined a general approach for R&D and the focus of proprietary R&D within the framework of different R&D providers within the forest cluster. It also determined membership and participation policy for joint R&D.

Other supervisory norms and bodies

Auditors
The auditors of Stora Enso Oyj are SVH Pricewaterhouse Coopers Oy (Authorisised Public Accountants) with Pekka Nikula, APA, as the principal auditor and KPMG Wideri Oy Ab with Hannu Niilekselä, APA, as the principal auditor.

Stora Enso also has a separate internal auditing organisation.

The Company fully complies with the guidelines for insiders of the Helsinki Exchanges, which have been in force since 1 March 2000.

Information on management remuneration, their share ownership and membership in different committees is given on page 70-71 in the notes section.

Glossary of technical terms

Pulp

Sulphate (kraft) pulp: Chemical pulp produced by cooking woodchips in an alkaline solution of sodium hydroxide and sodium sulphide.
Sulphite pulp: Chemical pulp produced by cooking woodchips in a solution of calcium-, sodium- or magnesium-sulphite.
Mechanical pulp: Produced from debarked wood which is either applied to a grindstone under water pressure (SGW, stone groundwood pulp), or cut into chips and ground in refiners, when the fibres are liberated and produce a pulp.
TMP: Thermomechanical pulp. A mechanical pulp produced by the pressurised pre-steaming of woodchips prior to defibration in a refiner.
DIP: De-inked pulp. A wastepaper pulp which has been de-inked through chemical or mechanical processing.
CTMP: Chemi-thermomechanical pulp is produced by refining chemically impregnated, pre-heated woodchips.
NS: Neutral sulphite, semi-chemical pulp is produced by cooking in a neutral sulphite solution.
Fluff pulp: A special sulphate (kraft) or CTMP pulp used for absorbent materials, such as diapers and feminine hygiene products. After dry defibration the pulp takes on a cotton-like appearance.
Bleaching: During the cooking process, the binding agent lignin is removed from the wood. The lignin residue and other substances remaining after cooking tend to discolour the pulp brown or yellow. Bleaching using, for example, chlorine dioxide, hydrogen peroxide and ozone, provides the pulp with the desired brightness and protection against aging.
ECF: Elementary Chlorine Free. Pulp which has been bleached using, for example, chlorine dioxide and not elementary chlorine (chlorine gas).
TCF: Totally Chlorine free bleached pulp. Pulp in which neither chlorine nor any chlorine compounds have been used during bleaching.
Oxygen bleaching: A bleaching process using oxygen gas, alkali solution and stabilising substances.

Magazine paper

SC: Super-calendered paper is an uncoated paper produced from mechanical, chemical and de-inked pulp and filler. The paper is calendered to achieve a glossy printing surface. Used for magazines, catalogues and advertising materials.
LWC, MWC, HWC: Light-weight, medium-weight and heavy-weight coated papers are produced from mechanical and chemical pulp. The paper is coated to provide a high quality printing surface. Used for special and general interest magazines, catalogues and advertising materials.
MF, MFC: Machine-finished and machine-finished coated papers are produced from mechanical and chemical pulp. The soft calendering gives a matt finish to the surface. Used for special and general interest magazines, catalogues and advertising materials.

Newsprint

Various furnish mixes are used for newsprint production. Newsprint may contain recycled fibre (up to 100%), mechanical pulp (TMP, SGW pulp) and sometimes also sulphate (kraft) pulp.

Fine paper (free sheet, woodfree paper)

Fine papers: Printing, writing and office papers of the finest quality, produced from a bleached chemical pulp with very little or no mechanical pulp. May be either coated or uncoated.
Coated fine papers: Fine papers with a pigmented surface layer which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations.
Label papers: One-side machine-coated or cast-coated papers for labels for the beverage and food industry.
Specialty paper: Custom-designed coated and uncoated papers designed and produced to meet the unique packaging, printing and labelling needs of customers with diverse and highly specialised paper needs.

Packaging boards

Folding Boxboard (FBB): A multi-layer board, often mineral coated, with an outer layer of sulphate (kraft) pulp and middle layer of mechanical pulp (groundwood, pressure groundwood or TMP). In the top grades also CTMP pulp may be used. Used primarily for consumer cartons for packaging dry and moist foods, cigarettes and other consumer products. The board is also used in the graphic industry for catalogue covers, postcards and folders, etc.
Solid Bleached Sulphate Board (SBS): A board consisting of one or several layers of bleached chemical pulp, often also pigment-coated. Used in the graphic industry and for various consumer cartons for packaging dry and moist food products. In the non-food sector SBS boards are typically used for cigarette and luxury goods cartons.
Solid Unbleached Sulphate Board (SUS): Boards consisting of a bleached chemical pulp top layer, an unbleached back and unbleached chemical and/or mechanical pulp middle layers. SUS Boards are used for food and non-food cartons.
Coated Kraft Back Boards (CKB): Board consisting of either bleached chemical pulp or a mineral-coated top layer or both, an unbleached back and a middle layer of unbleached chemical and/or mechanical pulp. CKB is used for packaging food and non-food products.
Liquid Packaging Boards, milkstock (LPB): Any of the above grades, FBB, SBS, SUS and CKB is used to pack liquid food and non-food products. They are plastic coated for fresh beverages and often laminated for long-life beverages. They are used by all major liquid packaging systems.
Cupstock: FBB and SBS boards are used for papercup production. The boards are plastic coated and suitable for cold or hot beverages and for food and non-food packaging.
White Lined Chipboard (WLC): Boards made mainly or wholly from recovered fibres, often mineral coated, and used for consumer cartons for dry food and non-food products.
Greyboard: Boards made of recovered fibres and used for cartons and boxes in various packaging applications, as dividers, display boards and for book-binding. They are often laminated with other papers and boards.
Plastic coating and laminating: Papers and boards may be coated by polymers, typically polyethylene, and/or laminated with other materials, typically aluminium foil, plastic film or other paper and board. Plastic coating and laminating provides barrier and other functional properties, making it possible to select raw material for a specific end use from alternative paper groups.
Kraftliners: Unbleached Kraftliner is produced from unbleached sulphate (kraft) pulp, and used for corrugated board. Fully Bleached Kraftliner is produced from bleached sulphate pulps and is used as top layer in corrugated boards. White Top Liner and White Mottled Kraftliner have bleached top layers and unbleached body and are typically used as the surface layer for corrugated board. The surface of White Top Coated liner is additionally coated with mineral pigments to improve printability for high demand uses.
Testliners: Testliners are linerboards made partly or wholly from recovered fibres. The range, covering unbleached, white top, mottled and coated grades, is used by the corrugated board industry.
SC fluting: Boards made from unbleached semi-chemical pulp and used as a middle layer for corrugated board.
Wellenstoff: Boards made from recovered fibres and used as a middle layer for corrugated board.
Corrugated board: Corrugated board consists of surface layers of liners glued to a rippled board layer of fluting or wellenstoff. The liner grades may be any of those listed above.
MG kraft paper: One-sided calendered paper produced mainly from sulphate (kraft) pulp. Used for paper bags, wrapping paper, carrier bags, flexible packaging, etc.
Sack paper: Paper used for the production of bags and sacks. Made from sulphate (kraft) pulp, with high-strength properties.
Coreboard: Coreboards are produced from recovered papers, sometimes combined with a small proportion of primary wood pulp. They are used to produce papercores.

Cores: Papercores produced from coreboard are used by the paper and board, textile-yarn and plastic-film industries.
Laminating papers: These include base kraft papers and phenolic resin impregnated papers.
Saturated Base Kraft (SBK): Brown Absorbex® Kraft Paper is produced from unbleached sulphate pulp made from sawdust. Brown Absorbex® is used mainly in decorative high-pressure laminates (HPL). White Absorbex® Kraft Paper is manufactured from bleached sulphate pulp and is used for electrical applications.
Phenolic Resin Impregnated Papers: Core Stock is used in the laminate industry as the core material in decorative high-pressure laminates, such as compact, fire-retardant and post-forming laminates.

More terms: www.storaenso.com > Media Center > Glossary

Capacity 2001

Mill	Location	Grade	Capacity 1,000 tonnes
Magazine paper			
Anjala	FI	MFC	145
Biron	US	LWC	415
Corbehem	FR	LWC	515
Duluth	US	SC	220
Kabel	DE	MWC, HWC, LWC	595
Kimberly	US	LWC	245
Kotka	FI	MFC	145
Kvarnsveden	SE	SC	115
Langerbrugge	BE	SC	115
Maxau	DE	SC	395
Niagara	US	LWC	205
Port Hawkesbury	CA	SC	350
Reisholz	DE	SC	210
Summa	FI	SC	105
Veitsiluoto	FI	LWC, MWC	410
Whiting	US	LWC	200
Wolfsheck	DE	SC, wallpaper	140
Total			**4,525**
Newspaper			
Anjala	FI	Book, news, impr. news	365
Hylte	SE	News	820
Kvarnsveden	SE	News, impr. news	595
Langerbrugge	BE	News, impr. news, directory	125
Maxau	DE	News	190
Port Hawkesbury	CA	News	190
Sachsen	DE	News, directory	315
Summa	FI	News, impr. news	380
Varkaus	FI	Directory, impr.news, news	280
Total			**3,260**
Fine paper			
Berghuizer	NL	Uncoated	175
Grycksbo	SE	Coated	240
Imatra	FI	Coated Spec.	85
Imatra	FI	Uncoated	210
Kimberly	US	Coated	235
Mölndal	SE	Coated	65
Mölndal	SE	Uncoated	35
Nymölla	SE	Coated	110
Nymölla	SE	Uncoated	325
Oulu *	FI	Coated	810
Stevens Point	US	Coated Spec.	175
Suzhou	CN	Coated	140
Uetersen *	DE	Coated	180
Uetersen	DE	Coated Spec.	70
Varkaus	FI	Coated	90
Varkaus	FI	Uncoated	225
Veitsiluoto	FI	Uncoated	440
Wisconsin Rapids	US	Coated	485
Total			**4,095**

* Announced capasity increase in effect from 2002

Mill	Location	Grade	Capacity 1,000 tonnes
Packaging boards			
Consumer boards			
Baienfurt	DE	FBB	190
Barcelona	ES	WLC	145
Fors	SE	FBB	320
Imatra	FI	SBS, FBB, LPB	840
Ingerois	FI	FBB	190
Pankakoski	FI	FBB, coreboard, liner	95
Skoghall	SE	LPB, FBB, WTL	550
Total			**2,330**
Industrial papers			
Heinola	FI	SC fluting	260
Imatra	FI	Laminating papers	25
Kotka	FI	Laminating papers	140
Total			**425**
Coreboards			
Pori	FI	Coreboard	100
St. Seurin-sur-l'Isle	FR	Coreboard	80
Varkaus	FI	Coreboard	85
Wisconsin Rapids	US	Coreboard	35
Total			**300**
Plastic coating plants			
Forshaga (1Jul.2001)	SE		140
Hammarby	SE		35
Imatra	FI		300
Karhula	FI		50
Total			**525**
Core factories			
Corenso Edam	NL		10
Corenso Elfes	DE		25
Corenso Svenska	SE		5
Corenso Tolosana	ES		15
Corenso UK	UK		10
Imatra	FI		5
Loviisa	FI		25
Pori	FI		15
Wisconsin Rapids	US		25
Total			**135**

Capacity

Mill	Location	Grade	Capacity 1,000 tonnes
Packaging plants			
Balabanovo	RU		45
Grudiadz	PL		10
Heinola	FI		30
Jönköping	SE		35
Kaunas	LI		10
Lahti	FI		60
Riga	LT		20
Ruovesi	FI		10
Skene	SE		35
Tallinn	EE		5
Uni-Pak Oy, Tiukka	FI		20
Vikingstad	SE		20
Total			**300**
Pulp in bales			
Celbi	PT	Short-fibre (euca)	295
Enocell	FI	Short and long-fibre	635
Kemijärvi	FI	Long-fibre	220
Norrsundet	SE	Long-fibre	295
Nymölla	SE	Short and long-fibre	35
Oulu	FI	Short and long-fibre	80
Skutskär	SE	Short, long-fibre and fluff pulp	540
Total			**2,100**

Mill	Location	Grade	Capacity 1,000 tonnes
DIP			
Duluth	US	DIP	40
Keräyskuitu	FI	DIP	75
Sachsen	DE	DIP	70
Total			**185**

Pulp can be supplied either to own mills (=captive sales) or to external parties

Mill	Location	Grade	Capacity 1,000 tonnes
Associated companies			
Sunila (50%)	FI	Long-fibre pulp	165
Billerud (50%)	SE	Long- and short fibre pulp	165
Billerud (50%)	SE	Kraft paper, WTL, MG paper, Sack, Fluting	505

Mill	Location	Grade	Capacity 1,000 m³	Further processing capacity 1,000 m³
Timber products				
Ala	SE	Redwood	370	10
Amsterdam	NL			110
Bad St Leonhard	AT	Central European timber	280	70
Brand	AT	Central European timber	300	180
Gruvön	SE	Whitewood, redwood	330	
Honkalahti	FI	Redwood	430	140
Imavere *	EE	Whitewood, redwood	290	10
Kitee	FI	Whitewood	365	
Kopparfors	SE	Whitewood	265	
Koski**	FI	Redwood	90	
Kotka	FI	Whitewood	245	70
Lamco ***	AT			100
Linghed	SE	Redwood	45	
Plana	CZ	Central European timber	255	160
Sollenau	AT	Central European timber	310	200
Tolkkinen	FI	Whitewood	265	
Uimaharju	FI	Redwood	300	
Varkaus	FI	Whitewood	345	
Veitsiluoto	FI	Redwood	255	
Wimmer, Pfarrkirchen****	DE			120
Ybbs	AT	Central European timber	570	310
Zdirec	CZ	Central European timber	360	55
Total			**5,670**	**1,535**

* 33% owned by Stora Enso
** 51% owned by Stora Enso
*** 51% owned by Stora Enso / Schweighofer Stiftung
**** 49% owned by Stora Enso

Group world wide presence



Magazine paper
Newsprint
Fine paper
Packaging boards
Timber products
Pulp

Sales Companies

Argentina, Buenos Aires
Australia, Melbourne
Australia, Sydney
Austria, Brand
Austria, Vienna
Belgium, Machelen
Brazil, São Paulo
Canada, North York
Canada, Pointe Claire
Chile, Santiago de Chile
China, Beijing
China, Hong Kong
China, Shanghai
Czech Republic, Praha
Denmark, Copenhagen
Denmark, Ribe
Finland, Helsinki
France, Croissy-sur-Seine
France, La Rochelle
France, Paris
Germany, Düsseldorf
Germany, Hamburg
Greece, Athens
Hungary, Budapest
India, New Delhi
Indonesia, Jakarta
Ireland, Dublin
Italy, Milano
Japan, Osaka
Korea, Seoul
Malaysia, Kuala Lumpur
Netherlands, Amsterdam
Norway, Oslo
Poland, Warsaw
Portugal, Estoril
Portugal, Matosinhos
Russia, Moscow
Russia, St. Petersburg
Singapore, Singapore
South Africa, Cape Town
Spain, Barcelona
Spain, Madrid
Sweden, Falun
Sweden, Stockholm
Switzerland, Zürich
United Arab Emirates, Dubai
United Kingdom, Nottingham
United Kingdom, Orpington
United Kingdom, Wilmslow
U.S.A., Alpharetta, GA
U.S.A., Chicago, IL
U.S.A., Dallas, TX
U.S.A., Des Plaines, IL
U.S.A., Diamond Bar, CA
U.S.A., Dublin, CA
U.S.A., Englewood, CO
U.S.A., Greenbelt, MD
U.S.A., Hudson, OH
U.S.A., Jacksonville, FL
U.S.A., Manhattan Beach, CA
U.S.A., Miami, FL
U.S.A., Minneapolis, MN
U.S.A., Mt. Laurel, NJ
U.S.A., New York, NY
U.S.A., Overland Park, KS
U.S.A., Portland, OR
U.S.A., San Francisco, CA
U.S.A., Schaumburg, IL
U.S.A., Stamford, CT
U.S.A., Stevens Point, WI
U.S.A., Troy, MI
U.S.A., Westport, CT

Merchants

Belgium, Brussels
Denmark, Ballerup
Denmark, Bondby
Estonia, Tallinn
Finland, Vantaa
France, Wissous
Hungary, Budapest
Latvia, Riga
Lithuania, Vilnus
Netherlands, Ad Culembc
Norway, Oslo
Poland, Warsaw
Sweden, Mölndal
United Kingdom, Waltham Cross

> www.storaenso.com/cont

Calculation of key figures

Key figure		Calculation
Return on capital employed, ROCE (%)	100 x	$\frac{\text{Operating profit}}{\text{Capital employed}^{1)\,2)}}$
Return on operating capital, ROOC (%)	100 x	$\frac{\text{Operating profit}}{\text{Operating capital}^{2)}}$
Return on equity, ROE (%)	100 x	$\frac{\text{Profit before tax and minority items – taxes}}{\text{Equity + minority interests}^{2)}}$
Equity ratio (%)	100 x	$\frac{\text{Equity + minority interests}}{\text{Total assets}}$
Interest-bearing net liabilities		Interest-bearing liabilities – interest-bearing assets
Debt/equity ratio		$\frac{\text{Interest-bearing net liabilities}}{\text{Equity + minority interests}}$
Earnings per share		$\frac{\text{Profit for the period}}{\text{Average number of shares}}$
Cash earnings per share		$\frac{\text{Profit for the period + depreciations}}{\text{Average number of shares}}$
Equity per share		$\frac{\text{Equity}}{\text{Number of shares at the close of the period}}$
Dividend per share		$\frac{\text{Dividend for the period}}{\text{Number of shares}}$
Dividend yield	100 x	$\frac{\text{Dividend per share}}{\text{Share price at the close of the period}}$
Payout ratio (%)	100 x	$\frac{\text{Dividend per share}}{\text{Earnings per share}}$

1) Capital employed = Operating capital – Net tax liabilities
2) Average of beginning and close of financial period

Information to shareholders

Annual General Meeting

The Annual General Meeting (AGM) of Stora Enso Oyj will be held on Tuesday, 20 March 2001 at 4.00 p.m. (Finnish time) at the Marina Congress Center: Katajanokanlaituri 6, Helsinki, Finland.

Notice of attendance
By mail: Stora Enso Oyj, Legal Department
P.O.Box 309, FIN-00101 Helsinki, Finland
By telephone: +358 2046 21224, +358 2046 21097 or +358 2046 21210
By fax: +358 2046 21359
On the Internet: www.storaenso.com/investors
No later than 4.00 p.m. (Finnish time) on Thursday, 15 March 2001.

Right to participate in the meeting
To participate in the AGM shareholders must be registered on the record date 9 March 2001 in the share register of Stora Enso Oyj, maintained by the Finnish Central Securities Depository Ltd.

Shareholders whose shares have not been transferred to the book-entry system also have the right to participate in the AGM provided that they were registered in Enso-Gutzeit Oy's share register before 30 September 1993, or in the share register of Veitsiluoto Oy before 30 April 1996. At the AGM, such shareholders must present their share certificates or furnish other evidence that their shares have not been transferred to a book-entry account.

VPC registered shares

Shareholders wishing to attend and vote at the AGM and whose shares are registered in the Swedish Securities Center (VPC) must contact VPC and request temporary registration in the share register of Stora Enso Oyj. Such request shall be submitted to VPC before 4.00 p.m. (Swedish time) on 7 March 2001, since the shares must be registered in the Finnish register no later than 9 March 2001.

American Depositary Receipts (ADRs)

Registered holders of ADRs representing Stora Enso R shares will receive from the Depositary, Citibank, N.A. proxy material that will include instructions on the process of attending the AGM by proxy. If ADRs are registered in the holder's name directly, and are in the holder's possession, the holder should receive material by 23 February 2001. If such holder fails to receive material by that date he or she should contact Citibank, N.A. the Depositary, at 1-800-328-5822. The material should be returned to Citibank, N.A. not later than 2 March 2001. If ADRs are held through a bank, broker, or custodian, the holder should contact such bank, broker, or custodian directly.

Payment of Dividend

The Board of Directors is proposing to the AGM that a dividend of EUR 0.45 per share be paid for the fiscal year ending 31 December 2000.

Record date for AGM	9 March 2001
AGM	20 March 2001
Ex-date for dividend	21 March 2001
Record date for dividend	23 March 2001
Dividend payment effected	4 April 2001

Dividends payable on VPC-registered shares will be forwarded by VPC and paid in Swedish crowns. Dividends payable to ADR-holders will be forwarded by Citibank and paid in US dollars.

Shareholders who have not transferred their shares to a book-entry account will receive their dividend when their shares have been transferred.

Main board proposals to the Annual General Meeting on 20 March 2001

- To lower the share capital of the company through the cancellation of repurchased shares.
- To authorise the Board of Directors to repurchase and dispose of own shares. The authorisation would entitle to repurchase approximately 9,700,000 Series A shares and approximately 36,600,000 Series R shares. The exact numbers will be determined by the AGM.

Graphic design and concept: Incognito Design, Helsinki • Photo: Tuomo Manninen and Stora Enso (Lars Arvidson/Birger Roos) • Print: Libris, Helsinki • The papers used in this Annual Report are: cover stock: Stora Enso MultiArt Silk 240 g/m², text stock: Stora Enso LumiSilk 130 g/m²

Stora Enso Annual Report 2000

Stora Enso Oyj
P.O. Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso
P.O. Box 70395 • SE-107 24 Stockholm • Sweden
Calling address: World Trade Center, Klarabergsviadukten 70
Tel. +46 8 613 66 00 • Fax +46 8 10 60 20

Stora Enso International Office
9, South Street • London W1K 2XA • U.K.
Tel. +44 2084 321 500 • Fax +44 2084 321 600

www.storaenso.com
corporate.communications@storaenso.com


STORAENSO
what paper can do

Information to Shareholders

The Annual General Meeting of Stora Enso Oyj will be held on Tuesday, 21 March 2000 at 4.00 p.m. (local time) at the Marina Congress Center, address: *Katajanokanlaituri 6, Helsinki, Finland.*

Shareholders wishing to attend the Meeting must notify the company either in writing to:

Stora Enso Oyj, Legal Department
P.O. Box 309, FIN-00101 Helsinki, Finland

or by telephone to: *+358 2046 21210, +358 2046 21224, +358 2046 21245 or +358 2046 21309,*

or by fax: *+358 2046 21359*
not later than 4.00 p.m. (local time) on 17 March 2000.

Only those shareholders who are registered in the share register of Stora Enso Oyj maintained by Finnish Central Securities Depository Ltd on 16 March 2000 have the right to participate in the Meeting. However, shareholders whose shares have not yet been transferred to the book entry system also have the right to attend the Meeting provided that they were registered in Enso-Gutzeit Oy's share register before 30 September 1993, or in the share register of Veitsiluoto Oy's before 30 April 1996. At the Meeting, such shareholders must present their share certificates or furnish other evidence that their shares have not been transferred to a book-entry account.

Shareholders wishing to participate in and vote at the Meeting and whose shares are registered in the Swedish Securities Register Center (VPC) must re-register their shares in the share register of Stora Enso Oyj maintained by Finnish Central Securities Depository Ltd. Requests for such re-registration should be made well in advance to VPC. The request and shares must be received by VPC no later than 5.00 p.m (Swedish time) 10 March, since the shares must be registered in the Finnish register not later than 16 March 2000, which has been established as the record date for shares. Unless otherwise requested, ownership will be transferred back to the Swedish VPC register immediately following the Meeting.

The Board of Directors is proposing to the Annual General Meeting that a dividend of EUR 0.40 per share be paid for the fiscal year ending 31 December 1999. If the proposal is approved, dividends will be paid on 5 April 2000 to shareholders entered in the register of shareholders maintained by Finnish Central Securities Depository Ltd or in the register maintained by VPC on the record date of 24 March 2000. Shareholders who have not transferred their shares to a book-entry account will receive their dividend when their shares have been transferred.

- To amend the share capital into euro nomination so that a minimum share capital is EUR 850 million and the maximum share capital is EUR 3,400 million.
- To abolish the nominal value of the shares
- To acquire and dispose of own shares not more than 10,446,000 A shares and 27,541,000 R shares.

The Annual Report and Interim Reviews are available in English, Finnish and Swedish. The Annual Report is also available in German. The company's Environmental Report is available in English, Finnish, German and Swedish. The Annual and Environmental Reports will be distributed to all shareholders. The printed Interim Review is available from the addresses listed below. The Financial Reports are also published on the investors pages of the company's Internet website: www.storaenso.com

Finland:
Tel. +358 2046 21294
Fax +358 2046 21267
P.O. Box 309
FIN-00101 Helsinki
corporate.communications@storaenso.com

Investor Relations
Maija Harsu
Tel. +358 2046 21242
Fax +358 2046 21307
P.O. Box 309
FIN-00101 Helsinki
maija.harsu@storaenso.com

Sweden:
Tel. +46 8 613 6600
Fax +46 8 10 60 20
P.O. Box 16100
SE-103 22 Stockholm

Tel. +46 23 78 00 00
Fax +46 23 138 58
SE-791 80 Falun.

Germany:
Tel. +49 211 581 01
Fax +49 211 581 2555
P.O. Box 101014
DE-40001 Düsseldorf

Shareholders should notify the book-entry register maintaining their book-entry account of any changes of address or in share ownership.

Addresses

Head offices

Stora Enso
P.O.Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso
P.O.Box 16100 • SE-103 22 Stockholm • Sweden
Calling address: Västra Trädgårdsgatan 15
Tel. +46 8 613 6600 • Fax +46 8 10 60 20

Regional offices

Stora Enso
P.O.Box 309 • FIN-00101 Helsinki • Finland
Calling address: Kanavaranta 1
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso
P.O.Box 101014 • DE-40001 Düsseldorf • Germany
Calling address: Feldmühleplatz 1
Tel. +49 211 581 01 • Fax +49 211 581 2555

Stora Enso
SE-791 80 Falun • Sweden
Calling address: Åsgatan 22
Tel. +46 23 78 00 00 • Fax +46 23 138 58

Divisions

Stora Enso Magazine Paper
Stora Enso Newsprint
Stora Enso Fine Paper
P.O.Box 101014 • DE-40001 Dusseldorf • Germany
Tel. +49 211 581 01 • Fax +49 211 581 2555

Stora Enso Packaging Boards
P.O.Box 309 • FIN-00101 Helsinki • Finland
Tel. +358 20 46 131 • Fax +358 20 46 21471

Stora Enso Timber
AT-3531 Brand 44 • Austria
Tel. +43 2826 700 10 • Fax +43 2826 7001 290

Stora Enso Pulp
P.O.Box 897 • SE-801 31 Gävle • Sweden
Tel. +46 26 855 00 • Fax +46 26 855 20

Stora Enso Merchants
P.O.Box 1004 • SE-431 26 Mölndal • Sweden
Tel. +46 31 67 05 00 • Fax +46 31 706 09 87

Stora Enso Asia Pacific
1 Grange Road • #05-03 Orchard Building
Singapore 239693
Tel. +65 733 8164 • Fax +65 733 7476

Please refer to the Stora Enso web site for the updated list of names and addresses: www.storaenso.com

STORAENSO

Annual Report 1999

Year 1999 in brief

Good market

Paper and board demand remained strong in 1999. The year began weakly but both demand and prices strengthened gradually from April to the end of the year. However, prices remained fairly low in fine paper, packaging boards and redwood timber. Pulp performed strongly. The outlook for year 2000 is favourable due to continuing economic growth which will have a favourable impact on demand for forest products.

Improved profits

Sales rose by 1.4% to EUR 10,636 million due to improved prices and higher deliveries. The full year profit improved clearly compared to 1998. Operating profit was EUR 1,418 million, 13.3% of sales and the profit before tax and minority interests amounted to EUR 1,151 million. Operating profit includes EUR 103 million of non-recurring items.

Earnings per share was EUR 0.99 and the proposed dividend is EUR 0.40 per share, payout ratio 40%.

Targeted 1999 synergies more than doubled

The synergy benefits amounted to EUR 113 million, exceeding by over 100% the targeted EUR 50 million for 1999. Synergies were the greatest in magazine paper, fine paper and timber products. The biggest sources of synergies were purchasing, logistics and internal benchmarking.

Approximately EUR 30 million of the efficiency programme was realised during the year.

Key ratios well in line with financial targets

Return on capital employed (ROCE) was 12.3%, the target being 13% over the cycle. The debt/equity ratio was 0.90, the target being below 1.0. Stora Enso has also set itself the objective that the capital expenditure should not exceed the level of depreciation. Capital expenditure amounted to EUR 740 million, 16% below the depreciation figure of EUR 885 million.

Financial highlights

	1999	1998
Sales, EUR million	10,636	10,490
Operating profit, EUR million	1,418	719
Operating profit, % of sales	13.3	6.9
Profit before tax and minority interests, EUR million	1,151	339
Profit for the period, EUR million	752	191
Capital expenditure, EUR million	740	896
Capital expenditure, % of sales	7.0	8.5
Interest-bearing net liabilities, EUR million	5,524	5,820
Capital employed, EUR million	11,679	11,365
Return on capital employed (ROCE), %	12.3	6.2
Debt/equity ratio	0.90	1.05
Earnings per share, EUR	0.99	0.25
Dividend per share, EUR	0.40*	0.35
Equity per share, EUR	7.84	6.93
Market capitalisation, EUR million	13,209	5,801
Deliveries of paper and board, million tonnes	12.0	11.8
Deliveries of timber products, million m³	4.6	2.8
Average number of employees	40,226	40,987

** proposed dividend*

Leading global positions

Magazine paper

Products

Uncoated supercalendered (SC), uncoated machine-finished (MF) papers, light-weight coated (LWC), medium-weight coated (MWC), heavy-weight coated (HWC) and machine-finished coated (MFC) papers.

Used for magazines, printed products for advertising, catalogues, and direct marketing products.

News-print

Products

Standard newsprint and newsprint specialities.

Used for newspapers, newspaper supplements, advertising leaflets and telephone directories.

Fine paper

Products

Coated fine paper (graphic paper) and uncoated fine paper (office paper).

Used for high-quality books, document printing papers and advertising materials.

Packaging boards

Products

Consumer packaging boards, container-boards, corrugated boards, coreboards and cores, kraft- and laminating papers.

Timber products

Products

Sawn timber and its further-processed products.

Used for the joinery, furniture and construction industry.

Market pulp

Products

Northern bleached softwood kraft (NBSK), Northern bleached hardwood kraft (NBHK), bleached eucalyptus kraft (BEKP), deinked pulp, fluff pulp.

Used for various kinds of papers and boards, fluff pulp for hygienic products.

Market position

World's second largest producer of magazine paper

Main markets Europe and North America

Market share some 25% in Europe and 15% globally

Total production capacity 3.2 million tonnes



Resources

Altogether 12 mills located in Finland (4), Sweden (1), Germany (4), Belgium (1), Canada (1) and France (1)



Market position

World's second largest producer of newsprint and newsprint specialities

Main market Europe

Market share approx. 25% in Europe and 7% globally

Total production capacity 3.3 million tonnes



Resources

Altogether 9 mills located in Finland (3), Sweden (2), Germany (2), Belgium (1) and Canada (1)

35% of raw material is recycled fibre



Market position

World's third largest fine paper producer

Main market Europe and Asia

Market share 13% in Europe and 4% globally

Total production capacity 3.2 million tonnes



Resources

6 graphic paper mills located in Finland (2), Sweden (2), Germany (1) and China (1)

4 office paper mills located in Finland (2), Sweden (1) and the Netherlands (1)

19.9% share of Advance Agro and an agreement to market its production



Market position

One of the world's leading producers of consumer packaging boards

Stora Enso board used in over 40% of the aseptic liquid containers in the world

Most important market area Europe and Asia

Packaging boards and papers capacity total 3.6 million tonnes.



Resources

33 packaging board production facilities located in Finland (12), Sweden (7), Germany (2), Barbados (1), Estonia (1), France (1), Latvia (1), Lithuania (1), Malaysia (1), Poland (1), Russia (1), Spain (2) and the UK (2)



Market position

World's second largest producer of sawn softwood

Main markets Europe, North Africa, North America and Asia

Sawn timber capacity 5.3 million m^3



Resources

19 sawmills and 10 further-processing sites

Nordic redwood and whitewood production sites located in Finland (8) and Sweden (4)

Central European production in Austria (4) and the Czech Republic (2)

One further-processing plant in the Netherlands

33.4% share of one sawmill in Estonia



Market position

Stora Enso's market pulp covers all major grades

Main market Europe

The net pulp balance amounts to 0.5 million tonnes



Resources

Altogether 11 mills located in Finland (5), Sweden (4), Germany (1), and Portugal (1)



Mission, vision and values

Mission

We promote communication and well-being of people by turning renewable fibre into paper, packaging and processed wood products.

Vision

We will be the leading forest products company in the world

We take the lead in developing the industry

Customers choose us for the value we create for them

We attract investors for the value we create

Our employees are proud to work with us

We are an attractive partner for our suppliers.

Values

Customer focus
"We are the customers' first choice"

Performance
"We deliver results"

Responsibility
"We comply with principles of sustainable development"

Emphasis on people
"Motivated people create success"

Focus on future
"We take the first step"

Financial targets

Return on capital employed > 13 % over the cycle
Debt/equity ratio ~ 0.8 in year 2000

Dividend policy

One third of the net profit

the dividend is based on long-term profit from business operations and not on year-to year fluctuations resulting from the nature of the forest industry's business cycle.

Strategy

to be the world's leading forest products company

the company focuses on three core product areas: publication papers (magazine paper and newsprint), fine paper and packaging boards

the target is to secure the generation of shareholder value and profitability from ongoing business through synergies, productivity improvement programmes and carefully selected investments

future growth will take place primarily through mergers and acquisitions

Values dictate a common direction

Stora Enso's activities are governed by its corporate mission, vision and values. The foundation these create ensures a common direction and the emergence of a new corporate culture. The mission and the vision form the background to the company's strategy.

It is Stora Enso's wish to be the world's leading company in its field. The vision will be implemented in all its dimensions, not merely in terms of financial norms.

We aim to be the first choice for all stakeholder groups, customers, shareholders, employees and suppliers alike.

The implementation of our vision is monitored constantly. It is measured by customer and employee satisfaction. Shareholder satisfaction is reflected in share price and trading volumes.

Involvement of all dimensions

Stora Enso's values embrace all its business areas. Values are not directives; they are an umbrella which covers a diversity of applications dependent on country, culture and business unit. Each Stora Enso employee can assess his or her own performance in relation to corporate values and targets.

Identification with the company's values is a multi-stage process for which the executive management is widely responsible. Through its decision-making and conduct the management shows its commitment to these values. It is Stora Enso's aim that by summer 2000 all 40,000 employees will have taken part in the values discussion and implementation process.

Customer focus and performance

Customer focus means that through its know-how Stora Enso aims to be the first choice partner for its customers in its product and business areas.

Performance means the achievement of targets at both Group and individual level.

Group and business units have financial targets such as return on capital employed, debt/equity ratio and dividend payout. Targets have also been set for operating efficiency, response to customer needs and employee satisfaction. Achievement of targets is rewarded at all levels.

Responsibility and emphasis on people

Within Stora Enso responsibility is viewed from three perspectives; the environment, the shareholder and the employee.

Environmental responsibility means that in all our operations we comply with principles of sustainable development.

Responsibility to shareholders infers the generation of additional value for capital invested by the shareholder in the company.

As a responsible employer Stora Enso offers employees opportunities for development and success. Likewise, each employee is responsible for developing his or her own professional skills.

Motivated employees produce results and enjoy their work. Motivation is influenced by a number of factors, the most important being openness, inter-activeness and respect for the individual. The working atmosphere is subject to constant appraisal and development.

Eyes on the future

Stora Enso wishes to be the first in its field and an innovator in development. Innovation is served within the company by an open approach, encouragement of new ideas and a willingness to question established habits and procedures.

Chairman's letter



1999 was the first year for the new Stora Enso. The start of the new company could hardly have been more successful. The difficult merger process went quite smoothly, the productivity programmes continued successfully and the expected synergies were greatly surpassed. In addition strong market conditions contributed to a very strong result for Stora Enso in its first year as a unified company.

It is very gratifying that the strong result has also been reflected in a sharp increase in the Stora Enso share price. Our ambition that Stora Enso should be the first choice among investors for an investment in the forest products industry could not have got a better start.

During the year the Board of Directors made some important decisions on the strategic direction of Stora Enso:

- The company will focus on three core business areas in the future; publication papers, fine paper and packaging boards - supported by sawn timber and pulp.
- Capital expenditure should be focused and selective.
- Non-core assets should either be divested or run for cash and then closed.
- Stora Enso will continue to participate in the expected future consolidation of the forest products industry worldwide.

For the future development of Stora Enso it is imperative that the company can attract young people as employees for our activities worldwide.
Thus, we have to ensure that they are not only offered exciting career opportunities but also competitive remuneration.

For around 200 top managers at Stora Enso a remuneration package was introduced in 1999 consisting of a base salary, a short-term cash bonus and a long-term forward looking option scheme. The programme was implemented after careful considerations to conform with best international practices. However, the presentation of the scheme was made in a less thoughtful way which caused misunderstandings and negative sentiments outside the company. We regret this and information on the remuneration policy of the company will be improved.

For the successful first year of operations for the merged company I would, on behalf of the Board, like to express warm gratitude to CEO Jukka Härmälä and deputy CEO Björn Hägglund for their excellent contributions.

The Board also wishes to extend its thanks to all employees and the management of Stora Enso for their successful efforts to create one unified company despite cultural differences in connection with the cross-border merger.

Finally, I would like to thank my fellow members of the Board of Stora Enso for their great contributions and support during the year.

Helsinki, 10 February 2000

Claes Dahlbäck



Stora Enso is, by capacity, the world's second largest forest products company, holding a leading position, in many of its core businesses. More important than the size of the company, however, are our strategic objectives. We intend to focus on publication papers, fine paper and packaging boards strengthened by sawn timber and pulp. We will build a financially strong company by divesting non-core assets, reducing debt and achieving significant synergies. Our objective is to grow profitably. The growth process is continuous and targeted to deals that create true value. We will continue to invest capital in our fixed assets, but at a level not exceeding depreciation.

During the first year the organisation performed well, delivering good earnings quarter by quarter. We suffered no major customer losses. We doubled the amount of synergy benefits estimated for 1999. This despite the fact that initially synergies tend to accumulate somewhat more slowly. We have, of course, been helped by the improving market situation. The efficiency programme continues to run according to plan. During 1999 EUR 30 million of the programme was realised.

Since autumn we have been implementing our redefined strategy. As outlined in the strategy, we have continued to sell non-core assets. In 1999 we released capital in total more than EUR 200 million. In addition in January 2000 a letter of intent was signed to sell the main part of the Group's power assets outside mills for EUR 1,850 million. Approximately half of these proceeds will be used to reduce debt, which will bring the debt/equity ratio clearly below the targeted 1.0 level.

During the year we began the implementation of our vision and values process. This is a continuous process and a way to create a common way of thinking in a global company. Sharing the same values worldwide is of great importance when realising our vision of becoming the world's leading forest product company.

The vision requires innovative management practices. To emphasise and support this we will continue the Excellence 2005 TQM-programme. The key in this process is self-assessment, where business units identify their present situation, strengths and areas of improvement. I am a strong believer in this form of internal thinking and continuous improvement since the results come from ourselves and from the way we behave. In return our objective is to provide proper incentive and development programmes for employees.

Looking ahead we have a firm set of operating priorities on which to build shareholder value. We will remain a customer-focused company, delivering good quality service and enhancing performance by optimising existing assets, achieving synergies and reducing costs. Opportunities for growth will be exploited through acquisitions, by seeking simultaneously financial strength and flexibility.

The future success of the forest products industry is to a great extent dependent on its own behaviour; can the main players make the industry less volatile through more disciplined pricing policies and capital expenditure. The ongoing consolidation forms an excellent platform for such development.

During the first year of Stora Enso as a united entity, we achieved much more than we initially anticipated. I am convinced that we are well on the way towards our vision.

Helsinki, 10 February 2000

Jukka Härmälä
CEO

Financial review

Extract of the strategy statement on 20 August 1999

To fulfil its vision, to be the leading forest products company in the world in serving customer needs in an environmentally sustainable way and creating shareholder value, Stora Enso has developed a strategy to achieve this objective.

Stora Enso's primary task is to secure shareholder value generation and profitability from its ongoing business through synergies, productivity improvement programmes and carefully selected investments. The high technical level of existing and prioritised assets in core businesses must be maintained, while non-core assets will be either divested, if opportunities occur, or run for cash and then closed. With growth in shareholder value as the key criterion, the company will increase its market presence through profitable expansion in selected areas.

Stora Enso's annual growth in sales must exceed the market growth and match the growth achieved by other major forest products companies. Growth will require continuous improvement in financial results and a positive cash flow. The purpose is to achieve lower unit costs, synergy benefits and thus shareholder value. Growth will be achieved largely through mergers and acquisitions, and financed mainly through cash flow and divestitures.

Safeguarding future growth and profitability demands a restructuring of assets. The company will accordingly focus on three core product areas: publication papers (magazine paper and newsprint), fine paper and packaging boards.

The company owns state of the art machines in most of the paper and board grades and there is no immediate need to build new capacity to serve European markets with existing products. The required return on investments, including rebuilds, is over 13%, although some projects such as environmental investments do not necessarily meet this criterion. Stora Enso's capital expenditure should not exceed the level of depreciation. Slightly more than half of the annual capital expenditure will be focused on a few projects to secure cost and quality competitiveness. The rest will be used in investments to keep up capacity.

The company's growth and globalisation strategy will be implemented gradually and opportunities will be taken as they arise with the following view to different markets and product areas.

Stora Enso's focus in magazine paper and newsprint is mainly in Europe. However, North America is the largest market for these products and the consolidation process there is expected to accelerate. Through the Port Hawkesbury mill in Canada, Stora Enso already has a presence in North America, providing an opportunity to follow developments closely and possibly also to participate in the consolidation process.

In fine paper the need for further business consolidation is particularly great, and European restructuring is therefore expected to continue. However, the greatest growth in fine paper consumption will take place in Asia, as the continent benefits from rapid economic and population growth and reasonably priced and fast-growing wood raw material. Stora Enso is already present in Asia through its majority-owned Suzhou Papyrus fine paper mill in China and its minority interest in Advance Agro in Thailand. Stora Enso is studying opportunities for participation in the consolidation process in both Europe and Asia.

Stora Enso's packaging board business will grow within its existing product portfolio. Consumer packaging boards will remain the key business area. In corrugated boards and boxes the company will continue with its Baltic Rim strategy and increase its presence in Russia. In cartonboard Stora Enso will actively participate in the ongoing consolidation process in Europe, and in kraft paper continue its existing divestment strategy.

Stora Enso will intensify its R & D aimed at improving paper and board qualities and applied research and leave most of the basic research and technology development to be done by outside forest research institutes and suppliers.

Stora Enso uses traditional Nordic short and long fibres, short-fibre from rapidly growing and sustainable sub-tropical plantations, and recovered fibres. Modern and efficiently operated pulp and sawn timber businesses will support the company's fibre strategy. The sawn timber business will strengthen Stora Enso's fibre sourcing in mainland Europe, Russia and the Baltic Countries. The task of the pulp business is to serve partner customers and captive users. The company will swich some of the Nordic pulp production for its own use. The aim of the Veracel project is to integrate competitive southern eucalyptus pulps into the company's fibre sourcing. The Veracel project will be further developed. The mill construction project will not be started before the project has been restructured. The Indonesian forestation project is on hold.

Implementation of strategy on its way

Stora Enso has implemented the announced strategy gradually throughout 1999. At the beginning of the year it sold the assets and business operations of Tervakoski Oy in Finland and the Danish Dalum mill. It has also sold its share in Teollisuuden Sähkönmyynti and C shares in Pohjolan Voima (PVO) as well as its participation in a Finnish shipping company Transfennica. The sale of the head office building in Stockholm took place in January 2000. In January 2000 the company signed a letter of intent to sell the main part of its power assets outside the mills. The closing of this deal is expected to take place this spring after approval by the competition authorities. The amount of capital released through these transactions is approximately EUR 2.2 billion. In accordance with earlier announcements the company still has its remaining plan to sell its PVO shares and the Gruvön mill in Sweden.

Market

Western Europe is Stora Enso's principal market but most forest products are global and are in demand in all parts of the world. The table below shows total consumption of paper and board products per market area. Population growth is one of the key elements which will affect future sales and the level of consumption in the various areas. The Gross Domestic Product (GDP) trend has traditionally been one of the leading indicators of the demand trend for paper and board.

The market will also be influenced by the restructuring process taking place within the customer base, creating global customers. This will increase the need for cost competitiveness and an increased service level.

Consumption of paper and boards

1000 tonnes	West Europe	North America	Latin America	Africa	Asia (Inc. Ocenia)
Newsprint	9.5	12.8	2.0	0.5	10
SC	2.8	2.5	0.1	0.1	0.5
Coated magazine paper	5.8	5.3	0.4	0.1	2.6
Coated fine paper	6.5	5.0	0.7	0.2	6.4
Uncoated fine paper	9.1	14.0	2.5	0.8	14.9
Containerboards	18.1	31.3	5.8	1.1	30.7
Cartonboards	7.6	9.6	1.5	0.4	10.3
World population, millions	729	305	504	749	3,615
Per capita consumption, kg	190.9	326.5	34.5	5.5	26.3

Sources: EMCE, Fact and Price Book 2000, Jaakko Pöyry, PPI's Int. and RISI

Stora Enso's deliveries

Stora Enso's home market, Europe, accounts for 83% of sales. The distribution of sales by market is shown in the section "Marketing and sales network," on page 34.

Demand for forest industry products improved gradually during the year. Fine papers, in particular, reported good growth figures.

Stora Enso's total deliveries of paper and board products rose by approximately 2%. A large part of the change was attributable to the increased production of magazine paper in Port Hawkesbury and of fine papers in Oulu. Deliveries of market pulp rose by approximately 2%. Shipments of sawn timber were substantially higher as a result of the Holzindustrie Schweighofer acquisition in 1998.

Stora Enso deliveries by product area

1000 tonnes	1997	1998	1999	% change
Magazine paper	2,230	2,560	2,756	+8
Newsprint	3,022	3,086	3,122	+1
Fine paper	2,524	2,743	2,912	+6
Packaging boards	3,281	3,130	3,196	+2
Specialty papers	234	239	10	
Total paper and board	11,292	11,758	11,995	+2
Sawn timber, 1000 m³	2,520	2,764	4,637	+68
Market pulp, 1000 tonnes	2,127	1,964	2,001	+2
Corrugated board, millions m²	343	339	355	+5

Sales and financial result

Sales rose by 1.4%, to EUR 10,636 million (10,490). Excluding divested operations, the increase was 5.2%. Divested operations were the fine paper unit in Dalum, Denmark and Tervakoski, Finland in 1999 and the Technical Office Papers operations in 1998.

The impact of foreign exchange movements was limited since most countries in Europe had locked their currencies to the euro.

Sales and operating profit by product area

EUR million	Sales 1999	Sales 1998	Sales 1997	Operating profit/loss 1999	Operating profit/loss 1998	Operating profit/loss 1997	Return on operating capital 1999	Return on operating capital 1998	Return on operating capital 1997
Magazine paper	1,950.4	1,851.8	1,475.8	287.7	276.3	85.9	13.9	14.2	4.6
Newsprint	1,641.8	1,693.7	1,534.1	299.1	302.9	192.0	19.9	19.4	12.2
Fine paper	2,163.2	2,003.8	1,813.5	195.2	191.6	144.0	8.6	8.6	6.5
Packaging boards	2,341.5	2,396.9	2,485.5	187.9	209.3	234.9	8.0	8.8	9.4
Merchants	787.2	830.3	800.4	1.1	2.0	5.4	0.6	1.0	2.6
Timber products	1,140.0	733.9	722.2	40.2	11.1	51.0	9.3	3.3	18.6
Market pulp	957.8	846.6	958.7	94.9	9.7	29.4	8.1	0.8	2.2
Forest	1,630.3	1,645.8	1,616.8	141.1	111.0	111.2	10.2	7.9	8.0
Other	– 2,153.9	– 2,104.7	– 2,081.6	– 32.8	– 32.4	– 13.9			
Continuing operations total	10,458.3	9,898.1	9,325.4	1,214.4	1,081.5	839.9	10.4	9.4	7.3
Divested units	24.7	399.4	415.8	– 1.6	– 6.4	4.7			
Discontinuing operations, Energy	506.0	481.2	530.3	102.7	114.5	123.8	7.3	8.2	8.6
Internal sales, Energy	– 353.3	– 289.1	– 273.4						
Merger costs and restructuring provisions					– 447.0				
Items affecting comparability				102.6	– 24.0	– 52.0			
Total	*10,635.7*	*10,489.6*	*9,998.1*	*1,418.1*	*718.6*	*916.4*	*10.8*	*5.5*	*7.1*


Sales and operating profit
EUR million
%
12 000
10 000
8 000
6 000
4 000
2 000
18
15
12
9
6
3
95
96
97
98
99
Sales
Operating profit as % of sales


Return on capital employed (ROCE)
%
20
15
10
5
95
96
97
98
99
Target >13 % over the cycle


Profit before tax and minority interests
EUR million
%
1 400
1 200
1 000
800
600
400
200
21
18
15
12
9
6
3
95
96
97
98
99
Profit before tax and minority interests
As % of sales

Net interest expenses for the period were EUR 302 million, 2.8% of sales. This was EUR 49 million less than in the previous year as a result of the drop in interest rates and decline in net-liabilities. Exchange rate gains for the year were EUR 32 million, EUR 30 million losses in year 1998. Dividend income was EUR 4 million.

Profit before tax and minority interests was EUR 1,151 million, EUR 812 million more than in the previous year. Profit before taxes and minority interests is EUR 329 million higher than the 1998 adjusted profit before tax and minority interests.

If the income statement for 1999 were prepared excluding discontinuing operations, sales would amount to EUR 10,130 million; less EUR 506 million. Operating profit would amount to EUR 1,267 million and net financial expenses would improve by EUR 56 million to EUR 211 million.

Income statement in brief

EUR million	1999 Group as a whole	1999 excluding Energy	1998 Group as a whole	1998 excluding Energy
Sales	10,636	10,130	10,490	10,018
Operating expenses	- 8,333	- 7,993	- 8,620	- 8,263
Depreciation according to plan	- 885	- 870	- 1,151	- 1,146
Operating profit	1,418	1,267	719	609
Net financial items	- 267	- 211	- 379	- 324
Profit before taxes and minority interests	1,151	1,056	339	285
Taxes	- 395	- 368	- 148	- 133
Minority interest	- 4	- 4	0	0
Profit for the period	752	684	191	152
Earnings per share	0.99	—	0.25	—

Synergy benefits during 1999 totalled EUR 113 million which is more than double the estimate for the year and means that we have been able to accelerate the synergy realisation process to reach total synergies of EUR 300 million. Synergies were greatest in magazine paper, fine paper and timber products. The main synergy sources were purchasing and logistics, sales and administration as well as production streamlining.

The table below shows how synergies are expected to affect profit in future years.

Synergies, EBIT impact

EUR million	1999	2000	2001	2002
Estimate, June 1998	—	72	145	217
Forecast, January 1999	50	170	240	300
Actual	113			

The source of synergy benefits were as follows:

EUR million	Actual 1999	Estimated 1998
• Streamlining of production	19	13
• Purchasing and logistics	51	13
• Capital expenditure and capacity control	1	5
• Sales and administration	26	6
• Sharing of best practice	16	13
	113	50

Efficiency programme proceeded as planned, and about EUR 30 million was realised during the year.

Key ratios well in line with financial targets

Return on capital employed (ROCE) was 12.3%, the target being 13% over the cycle. The debt/equity ratio was 0.90, the target being below 1.0. Stora Enso has also set itself the objective that the capital expenditure should not exceed the level of depreciation. Capital expenditure amounted to EUR 740 million, 16% below the depreciation figure of EUR 885 million.

Financial targets

	1996	1997	1998	1999	Target
Return on capital employed, %	7.8	8.0	6.2*	12.3	13.0
Debt/equity ratio	1.01	1.05	1.05	0.90	<1.0

** Adjusted return was 10.2%.*

Weighted average cost of capital (WACC)

WACC varies over time as a result of changes in market and company-related factors. Market-related factors include interest rates and general perception of risk and its price. Company-related factors include business risk and capital structure. Since every investor has a personal perception of risk and its price, it is essential to remember that there is no single opinion of the right share price or WACC. This is one way of calculating WACC and suitable for evaluating the performance of Stora Enso.

The cost of equity can be determined by adding 4% risk premium to the long-term risk-free rate that is approximately 5%, giving 9% cost of equity after tax. With a tax rate of around 30% this will give 13% pre-tax cost of equity. The cost of debt can be determined by taking the average of Stora Enso's current loan portfolio, giving us 5.5%.

It has been estimated that after the sale of power assets, distribution of the proposed dividend and the possible buy-back of 5% of own shares, the debt/equity ratio will be approximately 0.8. This equals 55% weight for equity and minority and 45% weight for interest-bearing net liabilities of total capital employed. Using these weights, the WACC approximatley is 9%. This may be compared to ROCE (return on capital employed). Stora Enso has set the ROCE target at 13%, clearly above the WACC. This reflects the company's target to create value for shareholders.



Capital expenditure and depreciation
EUR million
%
1 600
1 400
1 200
1 000
800
600
400
200
16
14
12
10
8
6
4
2
95
96
97
98
99
Capital expenditure
Depreciation
Capital expenditure, as % of sales
* Excluding EUR 260 million non-recurring write-downs
Interest-bearing net liabilities
EUR million
%
6 500
5 500
4 500
3 500
2 500
100
80
60
40
20
Interest-bearing net liabilities
As % of sales
Equity/share
EUR
9.0
7.5
6.0
4.5
3.0
1.5
Capital employed
EUR million
12 500
10 000
7 500
5 000
2 500
Return on equity (ROE)
%
24
20
16
12
8
4
Equity ratio
%
40.0
37.5
35.0
32.5
30.0
27.5

Capital structure

EUR million	31 Dec. 1999 Group as a whole	31 Dec. 1999 excluding Energy	31 Dec. 1998 Group as a whole	31 Dec. 1997 excluding Energy
Fixed assets	11,779	10,319	11,549	10,172
Working capital	1,575	1,561	1,317	1,327
Operating capital	**13,354**	**11,880**	**12,866**	**11,499**
Tax liabilities	- 1,675	- 1,594	- 1,501	- 1,412
Capital employed	**11,679**	**10,286**	**11,365**	**10,087**
Shareholders' equity	5,953	5,589	5,266	4,944
Minority interests	202	196	279	273
Interest-bearing net liabilities	5,524	4,501	5,820	4,870
Financing	**11,679**	**10,286**	**11,365**	**10,087**
Debt/equity ratio	0.90	—	1.05	—

Shareholders' equity amounted to EUR 5,953 million (5,266) corresponding to EUR 7.84 (6.93) per share.

Interest-bearing net liabilities totalled EUR 5,524 million (5,820) including pension liabilities of EUR 576 million (570). Net debt was affected during the year by reduced capital expenditure and increased working capital requirements due to higher sales at the end of the year and the appreciation of the Swedish crown against the Euro. At the year-end the Group had unutilised credit facilities amounting to EUR 2,616 million.

The cash flow from operations during the year under review was EUR 2,027 million, compared with EUR 2,152 million in 1998. Cash flow less investing activities was EUR 1,425 million, up EUR 516 million on the previous year.


Debt/equity ratio
%
1.4
1.2
1.0
0.8
0.6
0.4
0.2
95
96
97
98
99
Estimated 0.8 in year 2000

Capital employed

	Operating capital EUR million	%	Net tax liabilities EUR million	%	Capital employed EUR million	%
Finland	4,630.5	34.7	338.7	20.2	4,291.8	36.7
Sweden	4,877.4	36.5	918.8	54.9	3,958.6	33.9
Germany	1,583.3	11.9	377.5	22.5	1,205.8	10.3
Canada	659.1	4.9	4.5	0.3	654.6	5.6
France	336.3	2.5	2.7	0.2	333.6	2.9
Portugal	232.9	1.7	23.3	1.4	209.6	1.8
China	205.3	1.5	0	0.0	205.3	1.8
Austria	168.4	1.3	8.5	0.5	159.9	1.4
Other	660.2	4.9	0.7	0.0	659.5	5.6
Total	13,353.4	100.0	1,674.7	100.0	11,678.7	100.0

Changes in interest-bearing net liabilities

EUR million	Group excluding energy	Energy	Group cash flow	Translation of foreign companies	Impact on balance sheet
Operating profit/loss	1,267	151	1,418		1,418
Adjustments	811	- 33	778		778
Change in working capital	- 87	- 82	- 169	- 49	- 218
Cash flow from operations	**1,991**	**36**	**2,027**	**- 49**	**1,978**
Capital expenditure	- 717	- 23	- 740		- 740
Acquisitions	- 113		- 113		- 113
Sale of fixed assets	179	72	251		251
Other changes in Fixed assets				- 512	- 512
Operating cash flow	**1,340**	**85**	**1,425**	**- 561**	**864**
Net financing items	- 208	- 56	- 264		- 264
Taxes paid	- 269	- 42	- 311	91	- 220
Dividends	- 269		- 269		- 269
Other changes in shareholders' equity	2		2	183	185
Change in interest-bearing net liabilities	**596**	**- 13**	**583**	**- 287**	**296**

Risks and factors affecting earnings

The overall economic trend in the world and its impact on individual markets is the factor with the greatest impact on all business operations. The components of the general economic trend are not described in detail here; instead, a summary is provided of certain variables that can be quantified and which have a direct effect on Stora Enso's earnings trend.

Price and volume effects

Group profitability is sensitive to changes in sales prices and delivery volumes. Supply and demand affect competition and create fluctuations in both prices and volumes.

The sensitivity analysis in the accompanying table shows how the operating profit of the larger product areas can be affected by a 5% change in sales prices and volumes. Price changes have the greatest impact on earnings.

Effect of various cost components

Profit is affected by price and volume for the different cost components in the Group. The larger variable cost components relate to transport and sales commissions, amounting to approximately 10% of sales; wood and timber, accounting for 12% of sales; chemicals and filler, accounting for about 10% and energy for around 7%.

Among fixed-cost components, personnel costs account for about 17% of sales. Depreciation amounts to about 8%. A 3% increase in payroll costs would increase the Group's total costs by about EUR 50 million.

Currency effects

A large percentage of the Group's products are sold in markets other than those in which they are produced, resulting in a currency risk. The distribution of sales and operating costs, by currency, is shown in the table below.

Sensitivity analysis, EBIT impact

EUR million	Change +/- 5% Price	Volume
Magazine paper	100	50
Newsprint	80	40
Fine paper	120	50
Packaging boards	130	60
Sawn timber	60	10

Currency effects

Currency EUR million	Sales Amount	%	Operating costs Amount	%
EUR	5,800	55	2,800	58
SEK	900	8	900	19
GBP	1,300	12	100	2
USD	1,700	16	700	14
CAD	100	1	200	4
Other	800	8	100	3

Transaction risk is the risk that Stora Enso's profit could be affected as a result of foreign exchange movements. Stora Enso hedges up to six months of its currency flows outside the Euro area, with the exceptions of the British pound and the U.S. dollar. These exceptions constitute a substantial exposure for the Group and may accordingly be hedged for a period covering up to 12 months of flows. The table below shows the hedges in effect at year-end 1999 and how they apply over time.

Currency hedges as of 31 December 1999

	Amount hedged		
Currency	Total	Less than 6 months	6–12 months
EUR	9.8	9.8	0.0
SEK	1.2	1.0	0.2
GBP	453.4	317.4	136.0
USD	519.8	293.8	226.0
CAD	3.7	2.1	1.6
AUD	9.3	7.7	1.6
CHF	3.8	1.9	1.9
DKK	4.8	4.4	0.4
JPY	15.6	8.2	7.4
NOK	4.8	4.8	0.0
Total	1,026.2	651.1	375.1

Breakdown of operating capital

	Operating capital		Net interest-bearing liabilities	
EUR million	1999	1998	1999	1998
EUR	7,327.6	7,387.2	1,896.5	2,757.2
SEK	4,877.4	4,259.6	2,660.7	2,358.6
USD/CAD	689.6	545.0	810.2	687.6
CNY	205.3	159.7	0.0	0.0
GBP	98.4	119.5	14.1	-42.0
Other	155.2	395.6	142.1	21.2
Total	13,353.4	12,866.5	5,523.6	5,782.6

Translation risk is the risk that the value of Stora Enso's net assets (shareholders' equity) will change as a result of changes in foreign exchange rates.

To minimise this risk, borrowing in each Group subsidiary is conducted, whenever possible, in the pertinent local currency. Net assets are not hedged since the greater part of these is within the euro area.

Euro – a new currency

The Group's accounting and reporting have been denominated in euros since 1 January 1999.

Among Stora Enso's customers, the euro is being used as a trading currency mainly by large multinational companies.

The cost of the changeover to the euro has been limited.

Other risks

Fire, accident, plant failure, transport problems, etc. can lead to disruptions and losses. Routines to identify risks and measures to minimise or avoid them have been drawn up within the risk-management area.

Most of the Group's operating capital consists of fixed assets. Future technological development can affect the future value of such plants. Trends which affect the consumption of paper and board are also of major importance. The Group has substantial research and development resources with which to monitor and study such trends.

The Group's customer credits are self-financed and, consequently, non-payments result in losses. To minimise this risk, credit controls are applied and customers' financial positions are monitored on an ongoing basis. Internal credit ratings are drawn up for all customers.

The ability of suppliers to fulfil their quality, environmental compatibility and delivery time commitments is of major importance to the efficiency of the Group's production and its investments. To ensure compliance with these requirements, checks and evaluations of suppliers, their products, transportation methods and other services are conducted on an ongoing basis.

IT systems are crucial to most of the Group's routines and processes. Major security programmes are conducted on a continuous basis throughout the Group in order to assure optimal IT support. Advanced technology and methods are used to adapt to the latest developments within the IT area. The roll-out of a new order-handling system, one of whose objectives is to simplify sales management, is currently under way. Projects designed to further adapt Stora Enso's routines to electronic trading have been initiated.

The Group project involving adaptation to the new millennium was successful. No problems arose at the turn of the year. Certain plans remain in effect to correct

any delayed consequences of the changeover.

Information technology can also affect the trend in sales of Group products. For example, electronic trading via the Internet can involve changes in the consumption of certain types of paper. The new technology is being monitored by project groups established specifically for such matters.

Financing and financing costs

To minimise the risk of refinancing the loan portfolio and to be able to raise new loans at reasonable interest rates, Stora Enso has contractual credit commitments. These credits cover planned requirements as well as borrowing via all outstanding commercial paper.

The average term of outstanding loans and credit commitments should be at least three to five years. The Group's objective is to extend these terms to between seven and ten years. Another objective is to diversify the sources of borrowing and to use the debt capital market to a greater extent for financing. At the present time the average term of loans in Stora Enso's portfolio is approximately four years.

To reduce the risk that reduced the return on capital employed cannot be offset by reduced interest expense to finance the capital, the Group strives to have short fixed-interest-rate periods. Interest rate trends tend to follow the economic cycle. The objective is to have between 60% and 80% of the loan portfolio with fixed-interest-rate periods shorter than one year. At present, 29% of Stora Enso's loan portfolio has short fixed-interest-rate periods.

Credit-rating institutions issue ratings that support and facilitate evaluation of the company by external lenders. On 4 February 1999 Moody's Investors Services awarded Stora Enso a rating of Baa1 for long-term borrowing, and P-2 for short-term borrowing. On 4 March 1999, Standard & Poor's rated Stora Enso BBB+ for long-term borrowing and A-2/K-2 for short-term borrowing by the Group's internal finance company. The outlook for the continuation of the ratings from both credit institutions was judged to be stable.

Capital expenditure

The Group's objective to keep capital expenditure below the level of depreciation, was met during the year. Capital expenditure amounted to EUR 740 million (depreciation 885). The distribution of investments by product area in recent years is shown in the table below.

The largest individual investments – and growth projects – in recent years have involved new paper machines in Oulu, Finland, and Port Hawkesbury, Canada, and a new board machine in Skoghall, Sweden. The greater part pertain to projects designed to increase productivity and improve quality. The major capital expenditure projects are explained in the divisional descriptions.

Capital expenditure by product area

EUR million	1997	1998	1999
Magazine paper	323	220	102
Newsprint	98	104	72
Fine paper	282	130	113
Packaging boards	215	212	233
Merchants	10	12	7
Timber products	20	34	51
Market pulp	108	96	103
Forest	21	22	14
Energy	20	19	11
Other	37	47	34
Total	1,134	896	740
Depreciation according to plan	816	891*	885

** Excluding EUR 260 million non-recurring write-downs.*

Key Figures 1995-1999

EUR million		1999	1998	1997	1996	1995
Sales		10,636	10,490	9,998	9,510	10,583
Change on previous year	%	1.4	4.9	5.1	- 10.1	10.8
Exports and foreign operations	%	93.1	93.3	92.8	92.4	92.6
Wages, salaries and statutory employer's contributions		1,754	1,805	1,737	1,688	1,660
as % of sales	%	16.5	17.2	17.4	17.8	15.7
Depreciation and value adjustments		885	1,151	830	767	721
Operating profit		1,418	719	916	843	1,796
as % of sales	%	13.3	6.9	9.2	8.9	17.0
Operating profit before non-recurring items		1,315	1,190	968	847	1,765
as % of sales	%	12.4	11.3	9.7	8.9	16.7
Financial income and expenses		267	379	280	280	395
as % of sales	%	2.5	3.6	2.8	2.9	3.7
Exchange rate differences		32	- 30	23	- 2	- 20
Profit after financial items		1,151	339	636	563	1,401
as % of sales	%	10.8	3.2	6.4	5.9	13.2
Taxes		394	148	206	183	361
Profit for the period		752	191	409	369	1,007
Distribution of dividend *		304	268	254	231	176
Capital expenditure		740	896	1,134	1,364	894
as % of sales	%	7.0	8.5	11.3	14.3	8.4
R&D expenditure		84	80	79	72	68
as % of sales	%	0.8	0.8	0.8	0.8	0.6

		1999	1998	1997	1996	1995
Fixed assets		11,901	11,695	11,864	11,034	10,634
Current assets		4,133	3,718	3,690	3,535	4,030
Assets total		**16,034**	**15,413**	**15,554**	**14,569**	**14,664**
Shareholders' equity		5,953	5,226	5,513	5,285	5,058
Minority interests		202	279	272	196	190
Interest-bearing liabilities		6,345	6,557	6,565	6,166	6,266
Operating liabilities		1,781	1,799	1,691	1,538	1,644
Tax liabilities		1,753	1,523	1,512	1,384	1,506
Equity and liabilities total		**16,034**	**15,413**	**15,554**	**14,569**	**14,664**
Capital employed at year-end		11,679	11,365	11,875	11,015	10,667
Operating capital at year-end		13,353	12,866	13,375	12,384	12,156
Interest-bearing net liabilities		5,524	5,820	6,090	5,534	5,419
Return on capital employed (ROCE)	%	12.3	6.2	8.0	7.8	17.2
Return on capital employed (ROCE) before non-recurring items	%	11.4	10.2	8.5	7.8	16.9
Return on equity (ROE)	%	12.9	**3.4	7.6	7.1	22.1
Equity ratio	%	38.4	36.0	37.2	37.6	35.8
Debt/equity ratio		0.90	1.05	1.05	1.01	1.03
Average number of employees		40,226	40,987	40,301	41,810	44,917

* *Year 1999 dividend is the Board of Directors' proposal to the Annual General Meeting*
Year 1997, 1996 and 1995 figures are total sums of Enso Oyj's and Stora Kopparbergs Bergslags AB's dividends
** *1998 adjusted 10.6*

Sales by product area, per quarter

Sales 1998, EUR million	I /98	II/ 98	III/ 98	IV/ 98	1998
Magazine paper	420.8	448.1	474.4	508.5	1,851.8
Newsprint	409.7	411.4	439.0	433.6	1,693.7
Fine paper	549.0	494.7	478.3	481.8	2,003.8
Packaging boards	638.3	642.8	576.6	539.2	2,396.9
Merchants	227.3	208.5	190.6	203.9	830.3
Timber products	167.3	183.7	169.6	213.3	733.9
Market pulp	238.3	230.6	202.2	175.5	846.6
Forest	443.2	414.7	386.9	401.0	1,645.8
Other	- 568.1	- 530.2	- 518.2	- 488.2	- 2,104.7
Continuing operations total	2,525.8	2,504.3	2,399.4	2,468.6	9,898.1
Divested units	107.4	100.1	94.7	97.2	399.4
Discontinuing operations, Energy	145.5	113.6	106.1	116.0	481.2
Internal sales, Energy	- 85.5	- 69.7	- 62.4	- 71.5	- 289.1
Total	**2,693.2**	**2,648.3**	**2,537.8**	**2,610.3**	**10,489.6**

Sales 1999, EUR million	I/ 99	II/ 99	III/ 99	IV/ 99	1999
Magazine paper	436.5	482.0	493.6	538.3	1,950.4
Newsprint	410.6	389.1	410.5	431.6	1,641.8
Fine paper	525.8	518.5	522.5	596.4	2,163.2
Packaging boards	564.8	595.4	576.9	604.4	2,341.5
Merchants	205.7	192.8	181.7	207.0	787.2
Timber products	247.8	306.3	294.6	291.3	1,140.0
Market pulp	208.3	223.8	253.2	272.5	957.8
Forest	423.1	407.3	372.7	427.2	1,630.3
Other	- 482.5	- 448.3	- 503.6	- 719.5	- 2,153.9
Continuing operations total	2,540.1	2,666.9	2,602.1	2,649.2	10,458.3
Divested units	24.7				24.7
Discontinuing operations, Energy	150.5	117.9	100.9	136.7	506.0
Internal sales, Energy	- 100.6	- 79.3	- 78.7	- 94.7	- 353.3
Total	**2,614.7**	**2,705.5**	**2,624.3**	**2,691.2**	**10,635.7**

Operating profit by product area, per quarter

Operating profit 1998, EUR million	I/ 98	II/ 98	III/ 98	IV/ 98	1998
Magazine paper	63.9	51.2	80.7	80.5	276.3
Newsprint	63.6	67.2	97.0	75.1	302.9
Fine paper	70.5	52.1	38.5	30.5	191.6
Packaging boards	74.5	61.7	65.0	8.1	209.3
Merchants	3.3	– 0.7	0.0	-0.6	2.0
Timber products	– 2.2	2.5	5.4	5.4	11.1
Market pulp	8.8	14.2	7.4	– 20.7	9.7
Forest	28.8	27.4	23.6	31.2	111.0
Other	– 10.7	– 3.8	– 7.8	– 10.1	– 32.4
Continuing operations total	300.5	271.8	309.8	199.4	1,081.5
Divested units	3.9	0.2	– 7.2	– 3.3	– 6.4
Discontinuing operations, Energy	37.4	26.5	19.9	30.7	114.5
Merger costs and restructuring provisions				– 447.0	– 447.0
Items affecting comparability		17.4		– 41.4	– 24.0
Total	**341.8**	**315.9**	**322.5**	**– 261.6**	**718.6**

Operating profit 1999, EUR million	I/ 99	II/ 99	III/ 99	IV/ 99	1999
Magazine paper	59.3	73.4	78.7	76.3	287.7
Newsprint	73.6	62.0	86.6	76.9	299.1
Fine paper	41.6	40.9	44.0	68.7	195.2
Packaging boards	46.8	42.4	54.7	44.0	187.9
Merchants	0.5	– 0.9	0.5	1.0	1.1
Timber products	5.0	14.5	10.4	10.3	40.2
Market pulp	– 4.1	12.5	36.8	49.7	94.9
Forest	25.8	35.9	33.6	45.8	141.1
Other	– 6.0	– 3.4	– 22.1	– 1.3	– 32.8
Continuing operations total	242.5	277.3	323.2	371.4	1,214.4
Divested units	– 1.6				– 1.6
Discontinuing operations, Energy	40.0	22.1	12.3	28.3	102.7
Merger costs and restructuring provisions					
Items affecting comparability	24.5	0.0	0.0	78.1	102.6
Total	**305.4**	**299.4**	**335.5**	**477.8**	**1418.1**

Deliveries by product area, per quarter

Deliveries 1998, 1000 tn	I/ 98	II/ 98	III/ 98	IV/ 98	1998
Magazine paper	579	615	659	708	2,560
Newsprint	755	743	802	786	3,086
Fine paper	701	684	647	710	2,743
Packaging boards	808	824	755	743	3,130
Specialty papers	60	59	60	61	239
Total	**2,902**	**2,925**	**2,923**	**3,008**	**11,758**
Timber products, 1000 m³	622	688	580	874	2,764
Market pulp, 1000 tonnes	517	480	495	472	1,964
Corrugated board, mill. m²	86	90	81	82	339

Deliveries 1999, 1000 tn	I/ 99	II/ 99	III/ 99	IV/ 99	1999
Magazine paper	616	674	702	765	2,756
Newsprint	779	744	787	812	3,122
Fine paper	740	719	693	760	2,912
Packaging boards	782	824	804	787	3,196
Specialty papers	10				10
Total	**2,927**	**2,961**	**2,985**	**3,123**	**11,995**
Timber products, 1000 m³	1,035	1,240	1,131	1,231	4,637
Market pulp, 1000 tonnes	531	487	505	479	2,001
Corrugated board, mill. m²	87	80	87	102	355



Magazine paper

Stora Enso's strategy is to focus on present paper grades and to develop the value-added products on its main markets in Europe and North America. The key strategic approach is to be the preferred supplier for customers by offering best product quality and optimum service. The objective is to enhance cost competitiveness and to further optimise the asset structure. Growth opportunities are seen mainly in Europe and North America.

Key factors in 1999

- *A single well performing new organisation was established*
- *Productivity and quality improved at Port Hawkesbury*
- *Rebuilds in Maxau and Kabel strengthened competitiveness*

Market

Due to advantageous general economic conditions in Western Europe and North America, demand for printed advertising and thus for magazine paper grades was quite good in the period under review. The SC paper market developed very favourably throughout the year. Demand increased by 5% in Europe and North America. Whereas prices remained stable in Europe, a slight drop was experienced in North America. Demand for LWC was weak in the first half of year but recovered after the summer and was particularly strong in the fourth quarter. Market growth amounted to 2% in Europe and was unchanged in North America compared to the previous year. Prices declined 4% and 7% respectively. LWC sector suffered somewhat from the narrow price difference between LWC, SC and fine paper.

In 1999 some 400,000 tonnes of new uncoated/coated capacity came on stream, mainly through the upgrading of production.

Performance and synergies

Sales rose by 5% to EUR 1,950.4 million, due to higher deliveries especially from Port Hawkesbury. Operating profit was EUR 287.7 million, 4% higher than in the previous year. Return on operating capital (ROOC) was 13.9%.

Port Hawkesbury's SC paper machine produced SC A quality for the North American market. In August there was a rebuild of supercalenders and the TMP line which further stabilised and improved the product quality.
The cost structure remained almost unchanged from the previous year. The increase in the price of pulp affected operating profit by 5% including currency effects but was partly compensated by cost reductions in other areas.

Synergies exceeded expectations and amounted to EUR 19 million. Magazine paper synergies accounted for 17% of total synergies and consisted mainly of economies of scale in purchasing and applying best practises at the mills.

Deliveries

Coated magazine paper deliveries amounted to 1,540,000 tonnes, up 3% on the previous year. Uncoated magazine paper deliveries were 1,116,000 tonnes, up 15%. The European mills operated at 94% of capacity.

New projects and structural changes

Capital expenditure totalled EUR 102 million. During 1999 major items included rebuilds at Maxau's paper machine no. 8 (EUR 34 million) and Kabel's paper machine no. 5 (EUR 15 million) in order to improve productivity and quality.

Outlook for 2000

The market environment is expected to remain healthy due to the current good economic climate. Consequently, demand will remain high and prices are expected to stay more or less stable at fourth quarter 1999 levels. New capacities in the SC and LWC segments are not expected to have a significant impact on the market balance in 2000.

Magazine paper – facts and figures



Key figures	1998	1999
Sales, EUR million	1,851.8	1,950.4
Operating profit, EUR million	276.3	287.7
Operating profit, %	14.9	14.8
Operating capital, EUR million	2,025.2	2,125.5
Return on operating capital, %	14.2	13.9
Capital expenditure, EUR million	219.9	102.2
Average number of employees	4,887	4,745

1,000 tonnes	Deliveries 1998	1999	Capacity 2000
SC, MF	919	1,116	1,320
LWC, MWC, HWC, MFC	1,594	1,593	1,805
Wallpaper base	47	48	50
Total	2,560	2,756	3,175

Magazine paper price trend in Germany
DEM
2 000
1 800
1 600
1 400
1 200
1 000
LWC Offset 60g
SC roto 60g
95
96
97
98
99
Source: PPI
World's largest magazine paper producers, coated
UPM-Kymmene
Stora Enso
Consolidated Papers
Burgo
Champion Int.
Oji Paper
Myllykoski
Haindl Papier
Norske Skog
Abitibi Consolidated
tonnes
1,000,000
2,000,000
Source: Jaakko Pöyry
World's largest magazine paper producers, uncoated
Stora Enso
UPM-Kymmene
Abitibi Consolidated
Myllykoski
Norske Skog
Haindl Papier
Consolidated Papers
Oji Paper
Burgo
Champion Int.
tonnes
750,000
1,500,000
Source: Jaakko Pöyry
Share of Group's sales
Share of Group's operating profit
Sales by market
65%
Northern Europe
Continental Europe
North America
Others



Newsprint

Stora Enso's strategy is to optimise the utilisation of natural characteristics of the fibre raw materials – to use virgin fibre for products where this creates more value through its special properties and recovered fibre for standard newsprint. The market trend is towards more customised, various types of newsprint speciality grades. Growth opportunities are seen in Europe and North America.

Key factors in 1999

- *Improved productivity offset the slight decline in prices*
- *An increase was seen in speciality grade volumes*

Market

The European newsprint market in 1999 was characterised by good demand and fairly stable prices. Demand in Europe rose by approximately 4%. Prices dropped slightly at the beginning of year but remained stable thereafter. Canadian exports to Europe amounted to 750,000 tonnes, 24% above the 1998 level.

The North American market was more volatile. Oversupply caused prices to weaken gradually until summer after which the market began to strengthen. Demand grew by 2% thanks to the increased volume of advertising.

In Asia consumption growth was particularly strong in countries which had been the most severely hit by the 1997–1998 recession. In consequence exports from Asia decreased and imports increased towards the end of the year.

Capacity increased only marginally during the year. In Europe two newsprint machines were started up and at the same time capacity was upgraded into more value-added products.

Performance and synergies

Sales fell by 3% to EUR 1,641.8 million due to small price decreases at the beginning of the year. Operating

profit was EUR 299.1 million, being on the same level as in 1998. Improved productivity compensated the decline in prices. The return on operating capital (ROOC) was 19.9%.

The cost structure remained unchanged from the previous year except for recycled paper, the average market price of which rose by over 20% compared to 1998. The deregulation of the electricity market reduced prices in continental Europe, particularly in Germany.

Synergies accrued as planned and amounted to EUR 10 million after the first year. Newsprint synergies accounted for 9% of total synergies and consisted mainly of switching production between mills. Synergies are being realised according to plan.

Deliveries

As a result of healthy demand in Europe newsprint deliveries were approximately the same as in the previous year, amounting to 3,122,000 tonnes. Mills operated at 95% of capacity.

New projects and structural changes

Capital expenditure totalled EUR 72 million. Major projects included a new soft calander at the Varkaus paper machine no. 2 which improved directory paper quality. Investments in Hylte and Kvarnsveden (EUR 10 million) will start to rationalise the logistic chain later this year. During 1999 major projects decided included the Anjala mechanical pulp bleaching project (EUR 8 million), the de-bottlenecking of the Anjala paper machine no. 1 and Langerbrugge paper machine no. 3 (altogether EUR 15 million) which will enhance production by almost 30,000 t/a. In addition, a decision was taken to improve wastewater treatment at Hylte mill (EUR 28 million).

Outlook for 2000

The good demand/supply balance in Europe is expected to continue. Some new newsprint capacity will come on stream but at the same time switches to more value-added grades will take place. In consequence newsprint capacity in Europe is expected to rise by approximately 1%. Driven by economic growth and the growth of advertising, newsprint consumption is expected to increase by some 2%.

Growing local consumption in Asia will increase domestic deliveries and offer export possibilities for other producers. Additionally, in North America machine closures will improve the demand/supply balance.

Newsprint – facts and figures

Key figures	1998	1999
Sales, EUR million	1,693.7	1,641.8
Operating profit, EUR million	302.9	299.1
Operating profit, %	17.9	18.2
Operating capital, EUR million	1,547.2	1,454.8
Return on operating capital, %	19.4	19.9
Capital expenditure, EUR million	103.8	72.3
Average number of employees	5,651	5,564

	Deliveries		Capacity
1 000 tonnes	1998	1999	2000
Newsprint	3,086	3,122	3,295

Newsprint price trend in Germany

DEM
1 250
1 200
1 150
1 100
1 050
1 000
Newsprint 45g
95
96
97
98
99

Source: PPI

World's largest newsprint producers

Abitibi Consolidated
Stora Enso
Bowater
Donohue
Norske Skog
Fletcher Challenge
UPM-Kymmene
Nippon Paper Industries
Haindl Papier
Oji Paper
tonnes
1,000,000
2,000,000
3,000,000

Source: Jaakko Pöyry

Waste paper price trend in Germany

DEM/t
450
375
300
225
150
75
95
96
97
98
99

Source: CEPI

Share of Group's sales

Share of Group's operating profit

Sales by market

7%
51%
Northern Europe
Continental Europe
North America
Others



Fine paper

Stora Enso's strategy is the profitable manufacture of fine paper for the graphic industry and for office product distribution chains, using environmentally accepted primary fibre as a raw material. Growth opportunities are seen in Europe and in Asia, where Stora Enso is already present in China and Thailand.

Key factors in 1999

- *Developed into strategic fine paper partner*
- *Growing consumption in Asia*
- *Strong demand for coated fine paper*

Market

The overall market for fine paper was difficult. During the first quarter both demand and prices were weak. In April demand began to pick up, improving clearly towards the end of the year with coated fine paper performing better than uncoated. Prices, however, remained low despite two increases during the autumn.

In Europe, fine paper demand was up by about 6%, in North America by about 3% and in Asia by 7%. At the year-end, average prices were 8% higher than at the beginning of the year. Despite the strengthening in demand, prices rose more slowly in Europe than in Asia and the USA. The positive economic development in Asia has increased demand, stimulating paper imports and reducing exports to Europe. In 1999 imports of fine paper, mainly office papers, from Asia to Europe totalled 250,000 tonnes.

The year saw the start up of 7 new fine paper machines in Asia. In 2000, one new machine is scheduled to start up in Europe.

Performance and synergies

Sales remained at the previous year's level, totalling EUR 2,163.2 million. Sales were affected by the disposal of Dalum and Tervakoski assets (EUR 157 million). Operating profit was EUR 195.2 million, 2% higher than in the previous year due to low prices. Return on operating capital (ROOC) was 8.6%.

The cost structure remained unchanged from the previous year.

Synergies accrued as planned and amounted to EUR 30 million. Fine paper synergies accounted for 27% of total synergies and consisted mainly of production streamlining, purchasing and logistics. Synergies are expected to accelerate provided the favourable market situation continues.

Deliveries

Good demand led to a 6% growth in fine paper deliveries which totalled 2,912,000 tonnes. In accordance with a marketing agreement, Stora Enso sold 110,000 tonnes of paper from Advance Agro pcl. of Thailand. Mills operated at 95% of capacity.

New projects and structural changes

Capital expenditure totalled EUR 113 million. Major items included rebuilds of Veitsiluoto paper machine no. 2 (EUR 20 million) and Grycksbo paper machine no. 10 (EUR 24 million) designed to improve quality and increase efficiency.

During the first quarter of 1999 the Dalum mill in Denmark and the Finnish Tervakoski Oy paper mill were sold resulting in a total capital gain of EUR 25 million.

For more than a year the Chinese Suzhou Papyrus Paper Co. Ltd has been part of the Group. Due to the intensified transfer of expertise and knowhow production capacity has risen to 120,000 tonnes. The performance of Advance Agro in Thailand is gradually improving as a result of the good economic development in Asia.

Outlook for 2000

In January–February 2000 prices rose by 5-8%. The good performance of fine paper industry is anticipated to continue.



Fine paper – facts and figures

Key figures	1998	1999
Sales, EUR million	2,003.8	2,163.2
Operating profit, EUR million	191.6	195.2
Operating profit, %	9.6	9.0
Operating capital, EUR million	2,260.0	2,301.0
Return on operating capital, %	8.6	8.6
Capital expenditure, EUR million	127.0	112.9
Average number of employees	7,310	7,565

	Deliveries		Capacity
1 000 tonnes	1998	1999	2000
Graphic (coated) papers	1,493	1,560	1,815
Office (uncoated) papers	1,250	1,352	1,400
Total	2,743	2,912	3,215

Fine paper price trend in Germany
DEM
2 250
2 000
1 750
1 500
1 250
1 000
Coated (CWF sheets 100g)
Uncoated (UWF reels 60g)
95
96
97
98
99
Source: PPI
World's largest fine paper producers, coated
Sappi
Stora Enso
Asia Pulp & Paper
Oji Paper
Metsäliitto
Lecta Europe
Nippon Paper
UPM-Kymmene
Consolidated Papers
Burgo
tonnes
1,000,000
2,000,000
Source: Jaakko Pöyry
World's largest fine paper producers, uncoated
International Paper
Asian Pulp & Paper
Georgia-Pacific
Champion Int.
Stora Enso
Nippon Paper Industries
UPM-Kymmene
Boise Cascade
Willamette Industries
Weyerhaeuser
million tonnes
1
2
3
4
Source: Jaakko Pöyry
Share of Group's sales
Share of Group's operating profit
Sales by market
16%
27%
53%
Northern Europe
Continental Europe
North America
Others



Packaging boards

Stora Enso's strategy is to reach a high market share (over 30%) in selected markets and product segments. Our objective is to reduce the real price for customers through source reduction and improved productivity. Environmentally sound processes are a key element in this. Growth will take place mainly within the existing product portfolio.

Key factors in 1999

- *Improved demand and prices*
- *Growth in Asian consumption*
- *Introduction of a new customer-oriented organisation*

Market

The packaging board market was again difficult since it continued to suffer from the economic problems in Asia and Russia. Demand for and prices of liquid packaging board remained stable but demand for folding boxboard (FBB), whiteline chipboard (WLC) and cupstock was weak as were prices. However, the market began to pick up towards the year end and price increases were implemented after the summer.

Demand for corrugated board in Finland and Sweden was good and markets in the Baltic countries and Russia stabilised. Demand for containerboards was very strong from summer on and prices were raised. Kraftpaper and coreboard prices bottomed out and demand was better than during the first half of the year. Demand and prices for laminating papers remained stable.

Performance and synergies

Weak demand and low prices caused sales to fall by 2% to EUR 2,341.5 million. Operating profit was EUR 187.9 million, 10% down on the previous year. Return on operating capital (ROOC) was 8.0%.

The strengthening of Swedish crown somewhat weakened the competitiveness of the Swedish mills.

Synergies amounted to EUR 11 million, 10% of total synergies and were as planned. The improving market will accelerate synergies in the coming years.

Deliveries

Board and paper deliveries amounted to 3,196,000 tonnes. Corrugated board deliveries totalled 355 million m². The board mills operated at 89% of capacity.

New projects and structural changes

Capital expenditure totalled EUR 233 million. During the year two major rebuilds were completed: the Fors board machine no. 3 and the Imatra board machine no. 1. The Gruvön investment in a new recovery boiler proceeded as planned. In accordance with the Gruvön development plan investments in a new evaporation plant and the increase of delignification in the pulp mill were started.

On 26 May the Board of Directors approved the construction of a new fibre line at the Imatra mill to secure the quality of integrated pulp and board production. The new line will replace the old fibre line no. 1 built during the 1950s which no longer meets current environmental norms. The investment totals EUR 365 million.

During the year two other major projects were started: the rebuild of the board machine no. 4 at Imatra and of the new boiler for the Corenso Varkaus boardmill. The Varkaus investment will significantly improve the economy of liquid carton recycling.

In order to increase vertical integration, 72.3% of the Mandriladora Tolosana S.A core mill in Spain was purchased. In addition, two corrugated board packaging plants were started up, one in Poland and one in Lithuania. In October, the pulp line at Baienfurt mill in Germany was shut down. At the year end Stora Enso Packaging (previously Pakenso) sold its moulded pulp packaging unit in Varkaus in order to concentrate on corrugated board. According to a decision taken in January Stora Enso will close down board production (45,000 tonnes) at its Mölndal mill in Sweden.

Outlook for 2000

The outlook for the packaging board market is improving thanks to the positive economic situation. Demand and prices are likely to strengthen in most board grades.

Packaging boards – facts and figures

Key figures	1998	1999
Sales, EUR million	2,396.9	2,341.5
Operating profit, EUR million	209.3	187.9
Operating profit, %	8.7	8.0
Operating capital, EUR million	2,272.7	2,438.9
Return on operating capital, %	8.8	8.0
Capital expenditure, EUR million	211.7	232.7
Average number of employees	10,189	10,114

1,000 tonnes	Deliveries 1998	Deliveries 1999	Capacity 2000
Packaging boards and papers	3,130	3,196	3,585

Packaging boards price trend in Germany

DEM
2 000
1 800
1 600
1 400
1 200
1 000
FBB
WLC
95
96
97
98
99

Source: PPI

World's largest consumer packaging board producers

International Paper
Stora Enso
Riverwood Int.
Mayr-Melnhof
Westvaco
Reno De Medici
Asian Pulp & Paper
Mead
Cascades
Temple-Inland
tonnes
1,000,000
2,000,000

Source: Jaakko Pöyry

Share of Group's sales

Share of Group's operating profit

Sales by market

20%
46%
Northern Europe
Continental Europe
North America
Others



Timber products

The strategy of Stora Enso's sawn timber business is to profitably support the Group's fibre strategy and serve customers in selected construction and interior decoration market segments worldwide. The focus is on economies of scale and mill-wise specialisation. Growth opportunities are seen mainly in product specialisation and a higher service level to suit chosen market segments. Geographically, growth opportunities are in the operating area of Stora Enso's core divisions and wood procurement.

Key factors in 1999

- *Improved world market in the construction industry*
- *Successful sawmill start-ups and effective capacity utilisation*
- *Decision to modernise three sawmills in Sweden in 2000–2002*

Market

The market was mixed. In Europe demand was relatively good. In the US and Japan the sawn timber markets were strong throughout the year. Demand for whitewood and Central European Timber in particular benefited from an active construction market. Most redwood markets continued to suffer from over-supply and prices were weak.

Due to improving overseas markets, whitewood prices were 13% and Central European Timber prices 9% higher than in 1998. Redwood prices were 5% lower. Redwood prices are expected to recover only slowly.

Performance and synergies

Sales rose by 55% to EUR 1,140.0 million due to strong deliveries and the acquisition of Holzindustrie Schweighofer. Operating profit was EUR 40.2 million, significantly higher than in the previous year. The return on operating capital (ROOC) was 9.3%. The result was adversely affected by the weak redwood market and lower profitability at the Swedish sawmills. Costs rose as a result of higher wood prices in Finland and Sweden.

Synergy accrual was better than planned, amounting to EUR 23 million after the first year. Timber synergies accounted for 20% of total synergies and consisted mainly of streamlining and more efficient utilisation of production capacity, savings in sales channel costs and improved logistics.

Deliveries

Sawn timber deliveries amounted to 4,637,000 m³, up 68% on the previous year. Growth was mainly attributable to Holzindustrie Schweighofer's capacity.

New projects and structural changes

Capital expenditure totalled EUR 51 million. Major items included the second phase of the Tolkkinen sawmill modernisation project (EUR 4 million) and the finalising of a green-field sawmill investment at Plana in the Czech Republic (EUR 27 million). In October a decision was taken to modernise the Ala, Kopparfors and Gruvön sawmills in Sweden (EUR 49 million) in order to improve productivity and profitability. Modernisation of the Kopparfors and Gruvön mills is scheduled to take place by the middle of 2001 and of the Ala mill by the end of 2002.

Outlook for 2000

The favourable economic growth is expected to lead to a worldwide increase in construction and repair and remodelling activities. This will further strengthen the outlook for the whitewood and Central European Timber business. The redwood markets and prices have bottomed out and we expect these to strengthen gradually during the year.

Timber products – facts and figures

Key figures	1998	1999
Sales, EUR million	733.9	1,140.0
Operating profit, EUR million	11.1	40.2
Operating profit, %	1.5	3.5
Operating capital, EUR million	401.1	460.6
Return on operating capital, %	3.3	9.3
Capital expenditure, EUR million	33.8	51.3
Average number of employees	2,188	3,605

World's largest sawn timber producers

Weyerhauser(+MacMillian Bloedel)
Stora Enso
International Paper
Georgia-Pacific
Canfor(+Northwood)
West Fraser Timber
Slocan Forest Products
Donohue
Finnforest
Sierra Pacific Industries

m³ 2,000,000 4,000,000 6,000,000 8,000,000

Source: Jaakko Pöyry

1,000 m³	Deliveries 1998	Deliveries 1999	Capacity 2000
Nordic Whitewood	1,392	1,451	1,850
Nordic Redwood	1,292	1,386	1,515
Central European Timber	81	1,800	1,950
Total	2,764	4,637	5,315

Price trend of sawn products in Finland

Index 1988 = 100

150 140 130 120 110 100

Redwood
Whitewood

95 96 97 98 99

Source: Finnish Forest Industries Federation

Price trend of sawn products in Sweden

Index 1988 = 100

225 200 175 150 125 100

Redwood
Whitewood

95 96 97 98 99

Source: Swedish Forest Industries Federation

Share of Group's sales

Share of Group's operating profit

3%

Sales by market

27%
39%

Northern Europe
Continental Europe
North America
Others


Papyrus' first objective is to establish a market leader position in the Nordic countries. From this platform, with a common European brand and a market leading position in e-commerce Papyrus will become one of the leading paper merchants in Europe.

Merchants

Market and outlook

The European paper merchanting industry recorded a 5% volume growth for the year under review, recovering strongly during the autumn from a slow start in the first half of 1999. The markets in Belgium, Denmark and France recorded higher growth. Development was slower in Sweden and the UK. In Eastern Europe the situation has improved.

Prices in Europe bottomed in July and increased during the second half of the year. During 2000 the paper merchanting industry will be fairly strong. The Central and Eastern European countries are expected to recover and develop positively.

Prices are expected to be higher during 2000 than during 1999 because of a more balanced supply and demand situation.

The present consolidation trend will continue. Paper merchants, printer groups and fine paper producers are all expected to consolidate further.

During 2000 e-commerce sales will start to have an impact on paper merchants, both as an opportunity for those that are able to trade over the Internet and a threat from new actors not currently in the business but knowledgeable in e-commerce or active in related businesses.

Performance and synergies

Sales in 1999 were EUR 787.2 million, down 5%. Operating profit decreased to EUR 1.1 million.

Total synergy benefits for 1999 amounted to EUR 1 million and accrued mainly from the merging of dual merchant operations in the UK, France and Denmark. The full synergy benefits of this and the new branding strategy in terms of improved market response will become apparent during the next three years.

New projects and structural changes

During 1999 Stora Enso Merchants decided to change the name of all its subsidiaries in Europe and its brand name to Papyrus. The change will be completed during the first quarter of the year 2000.

At the end of January 2000 Papyrus signed an agreement to acquire Finnish paper merchant Paperi-Dahlberg Oy and Norwegian paper merchant, Carl Emil A/S. With the acquisition Papyrus reaches leading position in the Nordic countries.

During the year 2000 all Papyrus Merchants will launch an e-commerce solution in their respective market, giving Papyrus the market leader position in e-commerce.

E-commerce in its full extension not only broadens the market presence, making it easier for the customer to get in contact, but also streamlines the procurement and distribution processes to a more cost-effective whole. At the same time it enables Papyrus to start working with its customers on a person-to-person level instead of through broad scope standardised marketing activities.

Merchants – facts and figures

Key figures	[illegible]	1999
Sales, EUR million	830.3	787.2
Operating profit, EUR million	2.0	1.1
Operating profit, %	0.2	0.1
Operating capital, EUR million	212.4	187.3
Return on operating capital, %	1.0	0.6
Capital expenditure, EUR million	12.0	6.6
Average number of employees	1,680	1,577

Number of customers buying over the net from Papyrus Sweden

1400
1200
1000
800
600
400
200

95 96 97 98 99


Major paper merchants in Europe
Buhrmann
Antalis
MoDo
Igepa
Schneider
Stora Enso
Inapa
Metsä-Serla
Classens
Papir Union
tonnes
500,000
1,000,000
1,500,000
Sources: Eugropa and Papyrus

With a total sales volume of 700,000 tonnes in 11 different markets Papyrus is the sixth biggest group of paper merchants in Europe. The product range consists to 38% of Stora Enso products.


Papyrus' first objective is to establish a market leader position in the Nordic countries. From this platform with a common European brand and a market leading position in e-commerce Papyrus will become one of the leading paper merchants in Europe.
Merchants

Merchants

Market and outlook

The European paper merchanting industry recorded a 5% volume growth for the year under review, recovering strongly during the autumn from a slow start in the first half of 1999. The markets in Belgium, Denmark and France recorded higher growth. Development was slower in Sweden and the UK. In Eastern Europe the situation has improved.

Prices in Europe bottomed in July and increased during the second half of the year. During 2000 the paper merchanting industry will be fairly strong. The Central and Eastern European countries are expected to recover and develop positively.

Prices are expected to be higher during 2000 than during 1999 because of a more balanced supply and demand situation.

The present consolidation trend will continue. Paper merchants, printer groups and fine paper producers are all expected to consolidate further.

During 2000 e-commerce sales will start to have an impact on paper merchants, both as an opportunity for those that are able to trade over the Internet and a threat from new actors not currently in the business but knowledgeable in e-commerce or active in related businesses.

Performance and synergies

Sales in 1999 were EUR 787.2 million, down 5%. Operating profit decreased to EUR 1.1 million.

Total synergy benefits for 1999 amounted to EUR 1 million and accrued mainly from the merging of dual merchant operations in the UK, France and Denmark. The full synergy benefits of this and the new branding strategy in terms of improved market response will become apparent during the next three years.

New projects and structural changes

During 1999 Stora Enso Merchants decided to change the name of all its subsidiaries in Europe and its brand name to Papyrus. The change will be completed during the first quarter of the year 2000.

At the end of January 2000 Papyrus signed an agreement to acquire Finnish paper merchant Paperi-Dahlberg Oy and Norwegian paper merchant, Carl Emil A/S. With the acquisition Papyrus reaches leading position in the Nordic countries.

During the year 2000 all Papyrus Merchants will launch an e-commerce solution in their respective market, giving Papyrus the market leader position in e-commerce.

E-commerce in its full extension not only broadens the market presence, making it easier for the customer to get in contact, but also streamlines the procurement and distribution processes to a more cost-effective whole. At the same time it enables Papyrus to start working with its customers on a person-to-person level instead of through broad scope standardised marketing activities.

Merchants – facts and figures

Key figures	1998	1999
Sales, EUR million	830.3	787.2
Operating profit, EUR million	2.0	1.1
Operating profit, %	0.2	0.1
Operating capital, EUR million	212.4	187.3
Return on operating capital, %	1.0	0.6
Capital expenditure, EUR million	12.0	6.6
Average number of employees	1,680	1,577

Number of customers buying over the net from Papyrus Sweden

1400
1200
1000
800
600
400
200

95 96 97 98 99

Major paper merchants in Europe


Buhrmann
Antalis
MoDo
Igepa
Schneider
Stora Enso
Inapa
Metsä-Serla
Classens
Papir Union
tonnes
500,000
1,000,000
1,500,000

Sources: Eugropa and Papyrus

With a total sales volume of 700,000 tonnes in 11 different markets Papyrus is the sixth biggest group of paper merchants in Europe. The product range consists to 38% of Stora Enso products.


Stora Enso's strategy is to conduct efficient market pulp business and support the Group's fibre strategy. The objective is to serve partner customers and captive users.

Market pulp

Key factors in 1999

- *Pulp prices strengthened*
- *Norscan inventories fell to a low level*
- *A number of closures of capacity*

Market

Norscan inventories at the year-end were 1.2 million tonnes. Inventories were at a low level due to good paper and board demand and capacity closures of more than half a million tonnes, mainly in North America. During the year the price of long-fibre pulp rose by 30% in USD terms and that of short-fibre pulp in Euros by 61%. Over the year no new mills were started up in the world but major rebuilds raised long-fibre capacity by 300,000 tonnes late in the year. In 2000, about 800,000 tonnes of new capacity will come on stream, mainly in Asia.

Performance and synergies

Sales rose by 13% to EUR 957.8 million and operating profit significantly to EUR 94.9 million. The improvement was due to an increase in both prices and deliveries. Return on operating capital (ROOC) was 8.1%.

Synergies accrued as planned amounting to EUR 9 million and accounting for 8% of total Group synergies. Synergies consisted mainly of benchmarking and operational efficiency.

Deliveries

Increased demand led to a 13% increase in market pulp deliveries which totalled 1,251,000 tonnes outside the Group.

New projects and structural changes

Negotiations are continuing to find new industrial partners for the Veracel project in Brazil. The Indonesian forestation project is on hold due to political unrest and the search for a new partner has been initiated since the Indonesian partner Gudang Garam has indicated its willingness to withdraw from the project.

Outlook for 2000

The current list price for long-fibre pulp is USD 630. The current short-fibre price is EUR 580. Prices are expected to strengthen during the year due to good demand.

Market pulp – facts and figures

Key figures	1998	1999
Sales, EUR million	846.6	957.8
Operating profit, EUR million	9.7	94.9
Operating profit, %	1.1	9.9
Operating capital, EUR million	1,153.3	1,178.0
Return on operating capital, %	0.8	8.1
Capital expenditure, EUR million	96.3	103.3
Average number of employees	2,474	2,383

Pulp balance 1,000 tonnes	Long fiber	Short fiber	Fluff	Total
Production				
Own mills	2,227	1,900	191	4,318
Associated mills (Sunila)	122	0	0	122
Total	2,349	1,900	191	4,440
Deliveries to own mills	1,722	1,467	0	3,189
Deliveries externally	627	433	191	1,251
Purchases	490	260	0	750
Pulp Balance	137	173	191	501

1,000 tonnes	Deliveries 1998	Deliveries 1999	Capacity 2000
Short-fibre pulp	791	826	880
Long-fibre pulp	999	983	1,215
Fluff pulp	174	191	180
Total	1,964	2,001	2,410

Stora Enso Forest is responsible for procuring wood for the Group's Nordic mills. The aim is the competitive securement of an undisturbed wood supply using sustainable methods. In future co-ordination in wood procurement practices in Central Europe and Nordic countries will be intensified.

Forest

Key factors in 1999

- *Wood mill prices fell by 2% on an average*
- *Wood deliveries remained at the previous year's level*
- *Felling in the Group's forests increased by 2%*

Wood market

The Finnish market

The permit for wood trade negotiations given by The Finnish Competition Authority expired in spring 1999 and since then wood prices have developed market-based. The price of pulpwood from privately-owned forests decreased by an average of 5% over the year. The price of birch pulpwood imported from Russia fell by 10% at the beginning of March. Supply from privately-owned forests was weaker than in previous years until October. The deficit was offset by larger than planned import volumes. Purchases from privately-owned forests reached the target level in October. Prices remained stable at a lower level towards the end of the year apart from Finnish spruce sawlogs, the price of which rose by 5%.

The Swedish market

The drop in market prices of some pulpwood assortments, which began in late 1998, continued for spruce mechanical pulpwood and sawmill chips in early 1999. After the adjustments the price level remained stable throughout the year. For sawlogs the beginning of 1999 was characterised by a shortage and rising prices. During the second quarter heavy imports of sawlogs reversed the situation to a surplus and prices came under pressure. During the second half of the year the improved market situation stimulated considerable interest in sawlogs, pushing stumpage prices up.

Performance and synergies

Lower prices caused sales to shrink to EUR 1,630 million. Operating profit increased by 27% to EUR 141 million. Total forest synergies were EUR 8 million.

Wood deliveries

Total deliveries to mills in Nordic countries were 35.7 million m³ (solid wood under bark), remaining on the 1998 level. Deliveries of imported wood decreased by 4% to 8.5 million m³. Felling in Group forests increased by 2% totalling 4.8 million m³. Supply from privately-owned forests was 9.8 million m³, down 5%.

Structural changes

Procurement organisations in the Baltic countries were merged during the year. Stora Enso Skog AB acquired the majority of shares in Sydved AB in December. Restructured Finnish regional procurement organisation took place from the beginning of the year 2000.

Outlook for 2000

Wood resources for the beginning of 2000 are good. Balancing different wood sources according to market conditions is expected to double synergy benefits on 1999.

Forest – facts and figures

Key figures	1998	1999
Sales, EUR million	1,645.8	1,630.3
Operating profit, EUR million	111.0	141.1
Operating profit, %	6.7	8.7
Operating capital, EUR million	1,408.1	1,346.2
Return on operating capital, %	7.9	10.2
Capital expenditure, EUR million	22.3	13.8
Average number of employees	2,212	2,134

Harvesting/growth in Stora Enso's Nordic forest m³ in million	1998	1999
Opening growing stock	231.0	236.0
Net growth	9.7	9.5
Final felling	– 4.3	– 4.3
Thinning	– 1.5	– 1.5
Tax reassessment/change in land holdings	1.1	– 0.8
Closing growing stock	236.0	238.9

The strategy is to procure cheap electricity and fuel for the Stora Enso mills and to maintain and develop environmental and quality activities in energy by securing a continuous improvement process.

Energy

Key factors in 1999

- *New deregulated electricity markets in Central Europe*
- *High volatility in energy prices*
- *Ongoing divestment of energy production*

Market

Stora Enso's electricity consumption during the year under review totalled 20.3 TWh. Furthermore 5.3 TWh of electricity was sold externally. This represented 21% of the total electricity procurement, 25.7 TWh. Electricity consumption increased by 5.5% from the previous year's level. CHP (combined heat and power) production of electricity at the plants totalled 7.1 TWh, hydro and nuclear power production 8.3 TWh. CHP self-sufficiency for the year was 35%. The self-sufficiency of total power procurement within the company was 85% (including CHP, hydropower and nuclear).

The Nordic hydropower situation led to higher production than during a normal year. In the early part of the year exchange prices of electricity were below the 1998 level but rose during the latter part of the year. The average for the year as a whole remained below the previous year's level. In Central Europe, Germany particularly, deregulation of the electricity market led to a substantial drop in electricity prices for industry. Differences in industrial electricity prices of Nordic and Central European plants have narrowed significantly.

Stora Enso's total fuel consumption was 205,943 TJ = 57 TWh, of which bio fuel accounted for 64%.

During the latter half of the year the price of heavy fuel oil rose sharply from about USD 10 to USD 25. The increase was reflected in the price of natural gas which weakened its competitiveness in electricity production particularly in Central Europe.

Performance and synergies

Sales totalled EUR 506 million, up 5% on the previous year. Operating profit was EUR 103 million, 10% less than in 1998. This was primarily attributable to the drop in energy market prices. Synergy benefits totalled EUR 1.8 million and were according to plan.

New projects and structural changes

During the year a new bio-fuel boiler was taken into use in Pankakoski and the CHP plant and sludge-drying projects continued in Anjalankoski. The recovery boiler in Gruvön will come on stream in April 2000. A decision was made to invest in a multi-fuel boiler in Kvarnsveden. In line with the new company strategy 150 MW of coal condensing power capacity and the main part of external electricity sales were sold in Finland with a profit of EUR 48 million. In January 2000 Stora Enso signed the letter of intent to sell the main part of its power assets outside mills in Sweden and Finland for EUR 1,850 million. The closing of the deal is intended to take place this spring after the approval of the competition authorities.

Energy – facts and figures

Key figures	1998	1999
Sales, EUR million	481.2	506.0
Operating profit, EUR million	114.5	102.7
Operating profit, %	23.8	20.3
Operating capital, EUR million	1,367.6	1,473.3
Return on operating capital, %	8.2	7.3
Capital expenditure, EUR million	19.6	11.4
Average number of employees	209	208

Electricity procurement and consumption in the Group

(TWh)	Finland	Sweden	Other	Total
CHP	3.7	1.2	2.2	7.1
Hydropower	1.0	4.0		5.0
Nuclear	1.3	2.0		3.3
Other resources	1.9	(0)		1.9
Total production	7.9	7.2	2.2	17.3
Purchases	1.7	2.8	3.8	8.4
Total procurement	9.6	10.0	6.1	25.7
Stora Enso mill consumption	8.0	6.7	5.6	20.3
External sales	1.6	3.3	0.4	5.3

Marketing and sales network

The strategy of Stora Enso's marketing and sales network is to secure the company's leading position as a paper supplier. Stora Enso's most important market is Europe. Expansion will be concentrated on North America and Asia Pacific. Stora Enso is a majority owner of a sales force in China, which is strengthening its presence in Asia.

Stora Enso's global marketing and sales network has an established presence in all continents with more than 30 sales companies and an additional 15 local branch offices as well as a number of external agents. Product specialists are located at the mills to facilitate contacts with customers. Sales companies are based on commission units representing the product areas of all divisions. To some degree pulp and sawn timber have their own sales channels.

The total sales volume channelled via sales companies and agents amounts to around 12 million tonnes. The marketing and sales network is an important Group asset.

Integration and synergies

Restructuring costs have been lower than estimated and total synergies will be around EUR 25 million, of which EUR 10 million accrued in 1999. Total synergies will be reached during the year 2000. Today Stora Enso has 1,000 employees in the sales network, a reduction of 20% since the end of 1998. The company has succeeded in retaining its market shares.

Future

The marketing and sales network is responsible for day-today service contacts with the Group's customers worldwide in all product areas. The marketing and sales organisation gives the company a strong identity with local market presence. Stora Enso's objective is to become the preferred supplier and our customers' first choice. To achieve this Stora Enso will further develop customer relations. In order to improve customer service logistics, R&D and technical service will actively work closer together with the market. In the future Stora Enso must utilise all its potential synergies and possibilities for further development and improvement. E-commerce is one area that is expanding and accelerating. We have established an internal team to closely monitor development in this area as well as to improve ways of communicating with customers.

Flexibility will be necessary if Stora Enso is to meet the new demands and challenges which the restructuring and consolidation within the industry and among customers will bring.

Sales by country, EUR million	1998	1999
Germany	1,827.0	1,825.7
UK	1,436.9	1,321.7
France	1,003.6	974.0
Sweden	881.0	810.5
Finland	726.0	730.2
The Netherlands	555.0	538.8
Italy	432.6	450.7
Spain	400.4	440.0
Belgium	373.9	349.4
Denmark	329.6	286.8
Other EU	321.0	423.0
Total EU	8,287.0	8,150.8
Other Europe	733.9	635.3
North America	445.5	607.4
Asia – Pacific	406.2	773.6
Others	617.0	468.6
Total	10,489.6	10,635.7

Sales by country


Germany, 17%
UK, 12%
France, 9%
Sweden, 8%
Finland, 7%
The Netherlands, 5%
Italy, 4%
North America, 6%
Asia – Pacific, 7%
Others, 24%

Research and Development

R&D is market driven and governed by business. The core competence and proprietary knowledge developed in-house facilitates the integration and optimisation of raw materials, technologies and efficiency for the production of paper and board materials in customer applications.

To create added value to the customer, in-house R&D resources have focused on improved functionality, performance and consistency in paper and board grades. Product development and innovation are linked to the development in process technology. The objective is gradually to shift the focus forward in the value chain and at the same time capitalise on the knowledge provided by the research community.

Basic research is sourced from research institutes and universities. For technology development we work in partnership with equipment and chemical suppliers.

In 1999 Stora Enso spent EUR 84 million, 0.8% of sales, on research and development. Stora Enso has 600 full-time R&D employees, of whom 380 are employed at the four research centres in Falun, Imatra, Karlstad and Viersen and 220 in the business units. Investment in new facilities and equipment amounted to EUR 3.5 million.

Magazine paper

The Langerbrugge mill in Belgium has extended its deinked pulp installation and focused on the further improvement of pulp quality. This has led to the increased usage of DIP in uncoated supercalendered grades, and improved runnability and printability at the printing presses.

Coated magazine paper

At the Kabel mill in Germany new grades combining the opacity of traditional mechanical grades and the brightness of woodfree grades have been developed. This has been accomplished by utilising new high brightness, high yield pulps and new coating formulations.

Newsprint

Emphasis has been placed on further improving the printability of heatset and rotogravure grades as improved newsprint is increasingly used in these grades.

Stora Enso's strong position and experience in digital printing papers has been exploited to develop paper grades for new applications emerging in the book-printing markets.

The company has installed the latest technology digital high-speed camera systems at major newsprint customers in Sweden and England in order to support them with runnability studies in pressrooms. Combining visual information and machine signals on web run has helped to reduce web breaks to a very low level.

Fine paper

The Berghuizer mill in the Netherlands has upgraded its product portfolio and developed a product family based on the 4CC brand to be used in high resolution copying, colour copying and digital printing. Utilising the Group's digital printing laboratory at Imatra, the 4CC brand has been further improved to meet the requirements of all major colour copiers as well as of Xeikon-based digital printing machines.

The Veitsiluoto paper machine no. 2 was rebuilt to meet the rapidly changing end-use requirements of office printing (high resolution digital) and copying. A second generation copy paper has been developed for black-and-white, complementing the Berghuizer product portfolio.

The Grycksbo paper machine no. 10 was rebuilt with new on-line coaters utilising new Mirroblades technology and Soft-tip coating blades. This investment has given a smoother printing surface, improved print quality and runnability at printers and converters and enhanced Grycksbo's competitiveness in four-colour segments.



Packaging boards

Ensobarr boards have a high barrier multi-layer extrusion coating structure. They have been used for various liquid packages since 1994. Ensobarr coatings have recently been developed also for dry food products to replace cardboard packages with an inner bag. The first applications for cereal, sugar, spices and meat products have already been launched by our customers.

Ensoven, ovenable boards based on PET plastic coatings, have proved functional in an increasing number of packaging solutions. The new ovenable board product recently launched on the market is a heat sealable and peelable carton lid applicable for trays. With the lid the tray forms a functional, freezer-to-oven packaging whole and has opened up a new field of application for the board.

Investment in a new coating section on board machine no. 3 in Fors, Sweden has enhanced Fors's high quality board market position. The rebuild and development work have resulted in considerably improved brightness, luminance, smoothness and printgloss as well as in a reduction in mottling.

Pulp

The reinforcing ability of softwood kraft paper pulps produced by the Enocell mill in Finland and the Norrsundet mill in Sweden have been improved through wood selection and process modifications. The new pulp grades are now being regularly supplied to Stora Enso magazine paper mills, giving lower furnish costs and improved runnability on the paper machine.

In late October the first digester in the world to utilise Compact Cooking technology was started-up in Celbi, which produces market pulp from eucalyptus. The new technology has resulted in a good combination of pulp properties and yield.

Environmental management

Sustainability is embedded in the business

In spring 1999 Stora Enso adopted its Environmental and Social Responsibility Policy. This policy emphasises Stora Enso's commitment to developing its business towards ecological, social and economic sustainability. It notes that Stora Enso's products are produced mainly from renewable and recyclable raw materials. The company advocates a holistic approach which recognises life cycle evaluations as a guiding principle in environmental activities. The target is to minimise the impact on the environment and safeguard related values over the long term. The same commitment is expected from suppliers.

In its policy Stora Enso acknowledges its role as a model company which respects the cultures, customs and values of individuals and groups in countries in which it operates. Stora Enso will comply with and, when possible, go beyond the requirements of national standards and legislation.

Stora Enso is also committed to enhancing transparent interaction with all stakeholders, both governmental and non-governmental.

Integrated management systems encompass sustainability

In Stora Enso environmental matters are a vital and integrated part of strategy and everyday business. The company underlines this approach by bringing the different management systems under the same umbrella – Excellence 2005 programme (see page 39). Social and environmental responsibility is an essential element in this Total Quality Management tool. The same principles are contained in the Stora Enso Quality policy which was accepted in November 1999.

TQM encompasses also the environmental management systems which are implemented in the majority of Stora Enso's business units. These are registered according to EMAS (EU's Eco Management and Audit Scheme) and/or certified according to ISO 14001. By the end of 1999 76% of the Group's paper, pulp and board production capacity was covered by these systems. In addition, all Stora Enso Timber sawmills in Finland and Sweden were certified by the end of 1999. Also Stora Enso Metsä was awarded the EMAS trial-certificate. The organisation is responsible for wood procurement in Finland as well as import of wood from Russia.

The target is for environmental management systems (EMS) to be applied in all production units. This will enhance full employee participation, continuous improvement and transparent interaction with all stakeholders.

At each level of the organisation the operative management is responsible for environmental work and ensures that this is organised and performed efficiently. In this task the Group support function, Stora Enso Environment, provides expertise to the operative management. In addition, according to the principles of Corporate Governance, a Group-wide Environmental Committee chaired by the Deputy CEO is responsible for decisions on environmental issues of strategic significance.

Financial review

In 1999, Stora Enso spent EUR 171 million (EUR 164 million) on environmental investments and costs. The figure includes capital expenditure as well as operating and maintenance costs, but excludes interest and depreciation. Total environmental investments amounted to EUR 55 million, while environmental costs totalled EUR 116 million.

Major environmentally-related investments decided during 1999 include a biological wastewater treatment plant in the Skutskär mill (EUR 25 million) as well as the modification and extension of the wastewater treatment plant in the Hylte mill (EUR 28 million). The new fibre line in the Imatra mill will reduce emissions to air and water (EUR 42 million). The new boiler in the Kvarnsveden mill will reduce both emissions to air and the consumption of fossil fuels (EUR 42 million). The gasification plant in Corenso Varkaus will be able to separate polyethylene film and aluminium, thus enabling the complete recycling of beverage cartons (EUR 17 million).

The following units are due to renew their environmental permits in 2000–2002: Imatra, Corenso Pori, Summa, Varkaus, Kitee, Koski, Kotka, Langerbrugge, Brand Sawmill, Kemijärvi, Oulu, Enocell, Skoghall, Berghuizer, Reisholz, Skutskär, Nymölla, Gruvön Sawmill and Celbi. In addition, there are postponed matters in environmental permits for Fors, Kvarnsveden, Mölndal, Norrsundet and Gruvön Mills, which will be settled in 2000–2003.

Estimates indicate that a total of EUR 48 million will be required to cover future corporate enviromental liabilities.

Forests

In forestry, environmental activities in 1999 concentrated on developing environmental management and forest certification. Stora Enso Metsä was awarded EMAS - trial certification. So far, EMAS has been intended only for industrial sites but the system is being opened to

organisations as well. Stora Enso Metsä is responsible for wood procurement in Finland and the registration covers imported wood from Russia also. Under the agreements suppliers commit themselves to Stora Enso environmental principles. Stora Enso Skog wood procurement in Sweden will introduce the ISO 14001 / EMAS-certification process during 2000.

Sydved AB, a subsidiary of of Stora Enso has been certified to act as an umbrella organisation for the FSC-certification of private forest-owners. All Stora Enso's forest holdings in Sweden have been certified earlier according to FSC.

In Finland, the implementation of FFCS (Finnish Forest Certification System) began and the first consignments of certified wood were transported to the Stora Enso Varkaus mill in November.

The merger of Stora and Enso has enabled the co-ordination of wood transport in the Baltic Sea region. This has resulted in lower costs and a reduced environmental burden.

Energy

Within Stora Enso extensive work has been done to increase self-sufficiency within the mills. One of the most important tools in this work is the Energy Efficiency Programme. Stora Enso aims at uniform annual energy audits in all units. By the end of 1999 80% of the Finnish units and almost half of the Swedish units had been audited. In 2000 audits will begin in mills located in other countries.

In the Anjalankoski mill a combined heat and power production unit (CHP) will be taken into production in 2000, which will reduce NOx emissions. Electricity production capacity will rise by about 280 GWh. Also the thermal treatment plant for drying bio sludge will be completed in 2000.

In Skutskär a large rebuilding of the whole mill has resulted in the more efficient use of energy and new effective equipment. The rebuilding has reduced energy consumption in an amount corresponding to 25,000 m^3 of oil equivalents. The recovery boiler has likewise been rebuilt to reduce emissions of NO_X.

Further information on environmental issues will be available in the Group's Environmental Report.

In

Wood	*38 million m^3*
Purchased pulp	*0.7 million tonnes*
Recovered paper	*1.9 million tonnes*
Fillers	*2.4 million tonnes*
Water use	*822 million m^3*
Electrical power (externally purchased)	*14.3 TWh*
Fossil fuel and peat	*68,200 TJ*
Bio-fuel	*7,600 TJ*

Out

Deliveries	
Market Pulp*	*1.3 million tonnes*
Paper and board	*12 million tonnes*
Timber products	*4.6 million m^3*
Corrugated board	*355 million m^2*
Discharge to water	
COD	*172,000 tonnes*
AOX	*700 tonnes*
Phosphorus	*300 tonnes*
Nitrogen	*1,900 tonnes*
Emission to air	
CO_2 from non-renewable fuels	*4,757,000 tonnes*
CO_2 from renewable fuels	*15,040,000 tonnes*
CO_2 total	*19,797,000 tonnes*
SO_2	*15,600 tonnes*
NO_x (NO_2)	*15,800 tonnes*
Waste for landfill	*357,000 tonnes*

**pulp for external customers*


PEUTE
PAPIERRECYCLING
DORDRECHT
DAF

Improving environmental performance

Improving environmental performance
1999 was a year of improved environmental performance: reductions were achieved in landfilling (14%), SO2 emissions (71%) and COD discharge (7%). Emissions of nitrogen and phosphorus per tonne produced were reduced slightly. NOx emissions were approximately the same as in 1998.


1,5
1,0
0,5
0,0
1995
1996
1997
1998
1999
production
AOX


1,5
1,0
0,5
0,0
1995
1996
1997
1998
1999
production
NOx


1,5
1,0
0,5
0,0
1995
1996
1997
1998
1999
production
COD


1,5
1,0
0,5
0,0
1995
1996
1997
1998
1999
production
SO2

1,5
1,0
0,5
0,0
1995 1996 1997 1998 1999
production
solid waste

EUR million	*1997*	*1998*	*1999*
Environment-related investments	89	68	55
Environmental costs	99	96	116
	188	164	171

When the mills reported investments and costs for 1998 in January 1999 using the renewed data retrieval form, the figures deviated from those reported in the previous report. Investments were EUR 58 million and costs EUR 113 million, adding up to EUR 171 million.

Glossary

AOX (Adsorbable Organic Halogen)
The AOX content of wastewater indicates the concentration of organic chlorine present.

CO2 (Carbon dioxide)
Gaseous compound formed during combustion.

COD (Chemical Oxygen Demand)
Chemical oxygen-consuming substances. A measure of the amount of oxygen required for the total chemical breakdown of organic substances in water.

NOx
General formula for a mixture of nitrogen oxides formed by combustion. One of the causes of acidity in the environment.

SO2 (Sulphur dioxide)
Sulphur dioxide is formed when sulphur-containing fuels such as oil and coal are burned. Sulphur dioxide contributes to the acidification of soil and water.



Human resources

Our vision is to create a culture and atmosphere that will enable us to attract, develop and keep the best people and motivate all our employees to top performance.

During 1999 the principal task of the Group management was the establishment of the new organisation, the creation of new guidelines, processes and practices including the selection of best practices and the best people through a fair process. Our aim has been to establish a well functioning organisation with a good working climate that is characterised by a performance-oriented spirit.

Internal attitude surveys

To support the new organisation, a values and attitude survey was carried out in autumn 1998. This was followed by a broad interview survey at the beginning of 1999. The value and attitude survey was repeated in December 1999. The results of these surveys show that overall we have been successful in establishing the new organisation which, compared with other mergers of similar size, has been introduced successfully in most areas although problems have been experienced in a few units. General problems identified related to a heavy workload resulting from numerous task forces and work groups, the integration of different IT-systems and the head office structure.

Problems related to cultural differences have occurred. The problems have been identified; we have concentrated on solving them and feel that in this respect we are on the right track. We consider that the cultural differences between both the merging companies and those countries in which we have major operations are of character, that handled in the right way can be a competitive advantage rather than a problem.

Clear evidence of our success is that during the first 18 months we have lost only 5% of an identified group of 200 key employees. We have also succeeded in keeping our market shares in the various product areas.

Performance culture

Stora Enso has high ambitions – to be the world's leading forest products company. To achieve this target our

employees must perform better than those of our competitors. Thus all employees should be capable of fulfilling the demands required by his/her position. In turn the company should provide the prerequisites and support which allow all employees to give their best and constantly develop their skills.

Corporate culture is the cornerstone of our success and growth. We have therefore assessed our present strengths and challenges to give us a factual basis for human resource development. We aim at higher performance through the continuous development of Stora Enso people. This development is evaluated by means of our total quality management system (TQM) – Stora Enso Excellence 2005.

The Stora Enso mission, vision and values form the guidelines for the future. The values were launched in June and by the end of 1999 the majority of the Group's business units had begun to translate the values into practical principles of behaviour. In 1999 most of the management level had been involved in this process.

The performance culture requires well-designed organisation and employees' willingness to meet short- and long-term objectives set by the Group, divisions and business units. The challenges we face are the high average age of personnel, a rather low educational level in many production units and a traditional organisation.

Well-developed leadership is needed to promote change processes and create a good working climate. The development of performance culture within the divisions is also being supported by increased emphasis on internal benchmarking and best practices.

During the year Stora Enso established a European co-operation structure with employee representatives. Co-operation covers activities at both Group and divisional level and opens up possibilities for close dialogue between management and employee representatives.

Personnel satisfaction surveys were widely used at unit level during the year under review. During 2000 a corporate-wide survey will be introduced, covering employee well-being, working environment and working climate, management practices and further development needs.

Key indicators for human resources were established throughout the Group to allow follow-up and benchmarking within the field. Strategic targets and operational principles for occupational health and safety were also issued, together with relevant uniform norms.











Compensation

Employees

In 1999 the company ran two different employee compensation systems: in old STORA units bonuses were based on ROCE targets and called the profit-sharing scheme and in old Enso units in Finland bonuses were based on company profits and the achievement of key business targets and called performance-based bonuses.

From the year 2000 on the company has decided to continue the performance-based bonus system. Initially the system will cover Finland, Sweden and a few countries and will later be implemented in all countries. Implementation of the process will take some time due to local practices and legislation.

Management

For middle and top management a bonus scheme exists of up to 20 – 40% of salary depending on the person's position in the company. The bonus is linked to the corporate ROCE target of 13% and individual business targets.

A decision has also been taken on an annual rolling incentive programme. In 1999 this comprised a share option programme (synthetic options) for about 200 persons in managerial and specialist positions. Participants have been granted seven-year options, which may be exercised from 15 July 2002. The options are financially hedged against an increase of the share price and will not dilute existing shares. Since the programme does not comprise an issue of new shares the programme decision was taken by the Board of Directors.

The strike price had been decided as the average share price between April and July plus 10%, EUR 11.75. The share price was at that time at an all time high and about 50% higher than during the first trading days of 1999.

The disclosure of the programme was informed in connection with the presentation of Stora Enso's strategy 20 August.

Competence development

Competence development refers to investment in future capabilities to guarantee improved future performance. Competence development activities are based on human resources development plans of the various business units, derived from business strategies, and individual development plans, based on appraisal discussions.

Thirteen major training programmes were organised,



ten as in-house programmes and three as consortium programmes with other companies. Altogether about 500 persons participated in these programmes. In the in-house management development programmes, emphasis was placed on intercultural relations, change enablement and the content as well as the consequences of the mission, vision and values. Management development programmes cover the entire career of a manager, from trainee to experienced senior manager. Separate cross-cultural workshops were conducted to help the integration of the organisation.

At division level both internal and external training was utilised to improve team-building and networking capabilities, professional skills and the working climate. Competence levels in recruiting new personnel and in implementing internal transfers were also raised. Procedures for vocational qualification at work were widely used to improve the competence level of blue-collar employees. In Finland, the apprenticeship system was reinforced to train a new young workforce for the mills.

Attracting top talents

Stora Enso's target is to be the most attractive forest industry employer. New guidelines for university relations were established. Efforts and activities towards potential employees more than doubled during the year. The international trainee programme for newly recruited graduates, started in 1998, was continued.

A Stora Enso career web site was opened. The internal job market (IJM) was taken into wider use in order to increase employee mobility between units and divisions.

Facts and figures

Key figures	1998	1999
Average number of employees	40,987	40,226
Sales / employee, EUR	257,863	264,399
Personnel turnover, % *	2.8	1.5
Training days / employee		4.2

** Based on number of outgoing permanent employees who have left the company voluntarily*

Competence Development Programmes

Management development

executive programme

training for international operations

seminar for experienced managers

Stora Enso manager programme

trainee programme

Special-focused

executive master programme in project management

excellence 2005 workshops

intercultural workshops

Stora Enso's world, paper school

5 10 15 20 25 30

Years of professional experience



Average number of employees	1998	1999	%
Finland	15,798	15,116	38
Sweden	11,513	11,285	28
Germany	5,640	4,817	12
France	1,438	1,398	3
Canada	869	712	2
UK	903	859	2
Belgium	688	694	2
Portugal	461	476	1
Spain	382	412	1
Other countries	3,295	4,457	11
Total	40,987	40,226	100


Education structure


9%
6.5%
40.5%
44%
High school/vocational school/equivalent
Comprehensive school
University degree
College/vocational institute/equivalent



Report on operations

Report on operations by the Board of Directors

Merger process

The merger process has proceeded according to plan. The divisions have worked as combined entities from the beginning of the year. The marketing network was successfully consolidated and we have been able to retain our market shares. In August the Group published its future strategy together with its plan for incentive schemes and bonus programmes for employees. Synergy benefits during 1999 totalled EUR 113 million, which is more than double the estimate for the year and means that we have been able to accelerate the process of realising the total synergies of EUR 300 million. Synergies were greatest in magazine paper, fine paper and sawn timber. The main synergy sources were purchasing and logistics, sales and administration as well as production streamlining.

Markets and deliveries

Demand increased clearly on the main West European markets thanks to favourable economic development. The continuing positive trend on the U.S. market, together with the improvement in the Asian economy, had a favourable impact on product demand. Paper and board deliveries totalled 11,995,000 tonnes (11,758,000). Deliveries of market pulp outside the Group amounted to 1,251,000 tonnes (1,107,000). Pulp purchases from outside sources amounted to 750,000 tonnes (732,000). Sawn timber deliveries were 4,637,000 cubic metres (2,764,000).

Sales and financial results

Sales for the year were EUR 10,636 million, up 1.4% on the previous year. Growth was largely attributable to increased deliveries, particularly from Holzindustrie Schweighofer AG and the Oulu and Port Hawkesbury mills. The acquisition of Holzindustrie Schweighofer in December 1998 raised sales by EUR 381 million. Sales were boosted by the rise in prices of pulp and timber whereas the decline in average prices of fine paper, magazine paper, newsprint and packaging boards had a contracting impact. The divestment of technical office paper operations in December 1998 and of the Tervakoski Oy and the Danish Dalum mills in February 1999 reduced sales by EUR 375 million.

Operating profit for the year was EUR 1,418 million, 13.3% of sales. Operating profit includes profits from sale of assets and other non-recurring items in a total of EUR 103 million. Before non-recurring items operating profit was EUR 1,315 million, 12.4% of sales. In 1998 operating profit before non-recurring items was EUR 1,190 million, 11.3% of sales. The growth in operating profit was positively affected by the increase in production volumes and deliveries, synergies and the rise in pulp and sawn timber prices. The efficiency programme proceeded as planned and about EUR 30 million was realised during the year. Operating profit includes EUR 49 million from proprietary trading wound up before the year end and booked as other operations. Profitability was weakened by the drop in prices and low capacity utilisation resulting from lack of orders for the Skoghall mill's board machine no. 8. Improved results were reported by magazine paper, fine paper, sawn timber, pulp and forest product areas and weaker results by newsprint, packaging boards, merchants and energy.

Profits from sale of assets and other non-recurring items totalling EUR 103 million consist of the sale of Tervakoski Oy's assets and operations (EUR 25 million) and the transaction with Teollisuuden Sähkönmyynti including the sale of PVO C shares (EUR 48 million). Depreciation includes a EUR 30 million income item caused by a cumulative change in estimates related to depreciation of capitalised interests.

Merger and restructuring expenses for the year totalled EUR 85 million and were covered from provisions made in the 1998 accounts. The main items relate to the marketing network, merchants, the Mölndal board mill and the establishment of the Falun mine foundation. Remaining provisions for future restructuring costs amount to EUR 63 million.

Depreciation according to plan was EUR 885 million. In 1998 depreciation was EUR 1,151 million including a non-recurring write-down on fixed assets and goodwill items totalling EUR 260 million.

Net interest expenses for the period were EUR 302 million, 2.8% of sales. This was EUR 49 million less than in the previous year as a result of the drop in interest rates and decline in net liabilities. Exchange-rate gains for the year were EUR 32 million against losses of EUR 30 million. Dividend income was EUR 4 million.

Profit before tax and minority interests was EUR 1,151 million, EUR 812 million more than in the previous year. Profit before tax and minority interests is EUR 329 million higher than the 1998 adjusted profit before tax and minority interests.

Taxes for the year were EUR 394 million, 34% of the pre-tax profit. The tax rate for the preceding year is not comparable due to significant non-recurring items and non-deductible expense items.

Minority interests were EUR 5 million. Profit for the period was EUR 752 million. Earnings per share were EUR 0.99 compared with EUR 0.25 in 1998.

Return on capital employed (ROCE) was 12.3% and return on equity 12.9%. When compared with the 1998 figures before non-recurring items the figures were 10.2% and 10.6% respectively.

Fourth quarter result

Sales for the last quarter totalled EUR 2,691 million and operating profit EUR 478 million. Operating profit before non-recurring items was 14.9% of sales. As a result of higher deliveries and improved prices in pulp, fine paper and packaging boards, operating profit before non-recurring items was EUR 64 million higher than that for the third quarter. Profit before tax and minority interests was EUR 440 million.

Major changes in the Group composition

In February, in line with its business strategy, the Group sold the assets and business operations of Tervakoski Oy and the Danish Dalum mill. The total sales price of these transactions amounted to EUR 120 million.

In July, in line with the decision of the EU competition authorities on 25 November 1998, Stora Enso sold its Pure-Pak processing unit to Elopak Oy.

Pursuant to the merger a large number of internal changes have been made in the Group's legal structure as well as in the names of subsidiaries. Among other things the German holding companies were merged, as were the various sales companies in the marketing and sales network.

In December the shares of Stora Enso Timber AB were transferred to the ownership of Stora Enso Timber Oy. Following the transaction the minority shareholding in Stora Enso Timber Oy is 26.5 %.

Financing

The cash flow from operations during the year under review was EUR 2,027 million, compared with EUR 2,152 million in 1998. Cash flow less capital expenditure was EUR 1,425 million, up EUR 516 million on the previous year.

Shareholders' equity at the year end was EUR 5,953 million. Equity per share was EUR 7.84 an increase of EUR 0.91 on 1998. During the annual conversion period of A shares to R shares, 6 September to 24 September1999, 2,690 exchange requests were made pursuant to which 34,443,467 A-shares were exchanged for R shares. In October 30,000 and in December 246,000 new R shares were subscribed under the bond loan with warrants issued to the management on 10 April 1997. The shares subscribed in December (246,000) were registered on 26 January 2000. Consequently at the year end Stora Enso had 208,951,188 A shares and 550,658,501 R shares. Subsequent to the registration of the new R shares the numbers are 208,951,188 A shares and 550,904,501 R shares. As of 26 January 2000 the share capital is FIM 7,598,556,890.

The Group's debt/equity ratio at the year end was 0.90, down from 1.05 one year earlier. Major factors affecting the ratio were profit for the year and the sale of assets. Interest-bearing net liabilities at the close of the year totalled EUR 5,524 million, down EUR 296 million on 1998. Translation differences in consolidation increased equity and minority interests by EUR 184 million and interest-bearing net liabilities by EUR 287 million. Capital employed averaged EUR 11,522 million, a decrease of EUR 98 million on the previous year.

No significant debt financing arrangements were made during the year.

Capital expenditure

Capital expenditure amounted to EUR 740 million. The main investments were the rebuild of the Gruvön recovery boiler (EUR 45 million), the new fibre line at the Imatra mill (EUR 44 million), the rebuilds of the Maxau magazine paper machine no. 8 (EUR 34 million), the Grycksbo fine paper machine no. 10 (EUR 24 million), the Veitsiluoto fine paper machine no. 2 (EUR 20 million), board machine no. 3 at the Fors mill (EUR 14 million) and the new sawmill in Plana (EUR 27 million).

The Imatra fibre line investment will secure the quality and competitiveness of integrated pulp and board production. The new line replaces fibre line 1 built during the 1950s which no longer conforms to environmental requirements. The investment will be implemented over three years and the estimated cost is EUR 365 million.

In October Stora Enso decided on the modernisation of the Ala, Kopparfors and Gruvön sawmills in Sweden at a cost of EUR 49 million, the Imatra board machine no. 4 (EUR 37 million) and the expansion of the Hylte mill's sewage treatment plant (EUR 28 million).

Negotiations to find a new industrial partner for the Veracel project in Brazil continue. Stora Enso is prepared to reduce its ownership to 30-35%. Then Veracel project is part of the Group's fibre strategy to have access to short fibre pulp for own use.

Research and development

The Group has continued to place emphasis on its R&D work and product development in all its core businesses. The Group's R&D expenditure amounted to EUR 84 million (80 million), which is 0.8% of sales.

Personnel

The average number of employees during the year was 40,226, which is 761 fewer than in 1998. The average number of personnel rose as a result of the Suzhou and Schweighofer Holtzindustrie acquisitions and decreased as a result of the divestment of Tervakoski, Dalum and the technical office papers and of other measures implemented to improve efficiency. At the year end the number of employees totalled 39,053, down 1,552 on the previous year.

Purchase of remaining STORA shares

In January 1999 Stora Enso initiated the compulsory redemption of STORA shares, offering to purchase Stora A and B shares at a price per share of SEK 88. During the year under review 8,231,180 shares were purchased for an aggregate price of EUR 83 million. At the year end Stora Enso held 98.7% of the shares. The compulsory redemption procedure has been referred to arbitration and is still under consideration.

Issues outstanding with the competition authorities

Stora Enso has given its reply to a statement of objection from the European Commission relating to newsprint producers' operations during 1989–1995. At the end of September it also gave its response to the Finnish Competition Authority to a claim of alleged illegal co-operation between forest companies in respect of wood purchases in Finland. No provision has been made in the accounts in respect of these.

Turn of the millennium

The turn of the millennium brought no problems for Group operations. Preparations had been made under the two and a half-year Y2k project, the total cost of which was approximately EUR 36 million.

Events occurring after the closing of accounts

In January 2000 Stora Enso sold its Stockholm office with a capital gain of EUR 23 million.

Also in January a decision was taken to cease board production at the Mölndal mill in Sweden in April 2000. The board machine's capacity is 45,000 tonnes. Some 200 people will be affected by the shutdown. Restructuring provisions made in the 1998 accounts will cover the cost of shutdown.

At the end of January merchant operations signed agreements to acquire the Finnish paper merchant, Paperi-Dahlberg Oy and the Norwegian paper merchant, Carl Emil A/S. The deals are expected to be closed at the end of February.

In January 2000 a letter of intent was signed concerning the sale of the major part of Stora Enso's power assets outside mills in Sweden and Finland for EUR 1,850 million to the Fortum Group or its designates. The capital gain will amount to EUR 540 million before tax (EUR 425 million after tax). The deal is scheduled to be closed in the spring after it has been approved by competition authorities. The number of personnel affected is about 200, all of whom in Sweden. The agreement does not include the shares in PVO, and Stora Enso will continue the selling process.

Outlook for 2000

The positive trend in the international economy is expected to continue. This will have a favourable impact on demand for forest products. Producer pulp inventories are at their lowest since 1994/95 and demand is lively, giving rise to expectations of a further strengthening in pulp prices. Good demand for fine paper is expected to continue and improve prices. Strengthening demand for packaging board is likewise expected to boost prices of cartonboards, corrugated boards and containerboards somewhat during the spring. Prices of redwood timber are at a low and are expected to improve, albeit slowly. Prices of magazine papers and newsprint are expected to remain stable. We anticipate an improvement in Group profitability.

Consolidated income statement
(IAS)

EUR mill.	Note	1999	1998
Sales	2, 3	10,635.7	10,489.6
Finished and semifinished goods, decrease (-)		– 119.4	41.8
Share of profits of associated companies	12	9.7	9.9
Other operating income	5	126.1	44.9
Materials and services		– 4,843.3	– 5,033.5
Freights and sales commissions		– 993.5	– 1,016.0
Personnel expenses	6, 28	– 1,754.3	– 1,805.2
Depreciation and value adjustments	10	– 885.4	– 1,151.4
Other operating expenses		– 757.6	– 861.6
Operating profit	2, 3, 7	1,418.1	718.6
Financing	8	– 266.6	– 379.3
Profit before tax and minority items		1,151.5	339.4
Tax	9	– 394.5	– 148.2
Profit after taxes		757.0	191.2
Minority interests		– 4.5	– 0.2
Profit for the period		752.5	191.0

Key Ratios			
Earnings per share basic, EUR	29	0.99	0.25
Earnings per share diluted, EUR		0.99	0.25

Consolidated balance sheet
(IAS)

Assets EUR mill.		Note	31 Dec.1999	31 Dec.1998
Fixed assets and other long-term investments		11, 20		
Intangible assets	O		60.3	42.0
Goodwill on consolidation	O		466.4	540.5
Property, plant and equipment	O		10,717.6	10,424.6
Shares, associated companies	O	12, 13	165.5	334.1
Shares, other companies	O	14	280.4	128.8
Capital investment shares	I	15	49.3	48.0
Non-current loan receivables	I	19	66.8	90.1
Deferred tax assets	T	9	5.9	7.8
Other non-current assets	O		88.6	79.2
			11,900.8	11,695.1
Current assets				
Inventories	O	17	1,265.6	1,332.3
Tax assets	T		71.9	3.4
Short-term receivables	O	18	2,090.4	1,783.4
Short-term investments and receivables	I	19	265.9	250.4
Cash and cash equivalents	I	19	439.4	348.5
			4,133.2	3,718.0
Total assets			16,034.0	15,413.1

Shareholders' equity and liabilities EUR mill.		Note	31 Dec.1999	31 Dec.1998
Shareholders' equity		21		
Share capital			1,277.6	1,277.5
Restricted equity			698.2	704.6
Retained earnings			3,224.9	3,093.2
Profit for the period			752.5	191.0
			5,953.2	5,266.3
Minority interests			202.0	278.8
Long-term liabilities				
Pension provision	I		575.5	569.6
Deferred tax liability	T	9	1,488.9	1,326.6
Other provisions	O	23	186.5	256.0
Long-term debt	I	22	3,846.2	4,294.1
Other long-term liabilities	O		87.0	90.8
			6,184.1	6,537.0
Current liabilities				
Current portion of long-term debt	I	22	446.7	1,218.4
Short-term borrowings	I	22	1,476.6	475.4
Other current liabilities	O	23	1,507.8	1,451.7
Tax liability	T		263.6	185.5
			3,694.7	3,331.0
Total shareholders' equity and liabilities			16,034.0	15,413.1

Items designated with "O" are included in the operative capital.
Items designated with "I" are included in interest-bearing net liabilites.
Items designated with "T" are included in net tax liability.

Consolidated balance sheet

(IAS) Equity reconciliation

EUR mill.		31 Dec.1999		31 Dec.1998
Share capital	1,277.5		1,277.5	
Increase	0.1	1,277.6	—	1,277.5
Share Issue		1.9		
Other restricted equity	704.6		736.2	
Transfer from non-restricted equity			23.4	
Increase			28.6	
Translation difference	– 8.3	696.3	– 83.6	704.6
Reserve for own shares		—		—
Non-restricted equity	3,311.4		3,499.5	
Effect of adopting IAS 19 revised	– 27.2		– 27.2	
Non-restricted equity restated	3,284.2		3,472.3	
Dividends paid	– 268.3		– 242.6	
Share exchange with minority	17.2			
Transfer to other restricted equity			– 23.4	
Translation difference	191.7		– 113.1	
Profit for the period	752.5	3,977.4	191.0	3,284.2
Total equity		5,951.2		5,266.3
Distributable funds				
Non-restricted equity		3,977.4		3,284.2
Untaxed reserves included in non-restricted equity		– 1,387.2		– 935.2
Distributable funds on 31 December		2,590.2		2,349.1

Consolidated cash flow statement
(IAS)

EUR mill.	1999	1998
Cash flow from operating activites		
Operating profits	1,418.1	718.6
Adjustments	778.2	1,147.9
Change in net working capital	– 169.7	285.3
Cash flow generated from operations	2,026.6	2,151.8
Net financial items	– 263.7	– 379.3
Taxes	– 310.9	– 39.1
	1,452.0	1,733.4
Cash flow from investing activites		
Acquisition of Group companies	– 87.1	– 402.8
Acquisition of affiliated companies	– 2.7	– 42.4
Investment in other shares	– 14.1	– 68.8
Capital expenditures	– 740.2	– 896.4
Disposal of Group companies	140.4	128.7
Disposal of affiliated companies	72.0	0.0
Disposal of shares in other companies	1.5	3.7
Sale of fixed assets	38.0	44.5
Changes in long-term operating receivables	– 9.4	– 9.1
	– 601.6	– 1,242.6
Cash flow from financing activities		
Change in long-term liabilities	– 602.5	172.8
Change in short term borrowings	81.7	– 143.2
Change in long-term receivables	28.0	– 25.7
Change in short-term receivables	190.1	– 149.3
Dividends paid to shareholders	– 268.3	– 237.6
Dividends paid to minority shareholders	– 0.5	– 7.1
Proceeds from issuance of share capital	2.0	0.0
Other change in minority interests	0.0	4.2
	– 569.5	– 385.9
Net increase in cash and cash equivalents	280.9	104.9
Cash and cash equivalents in sold Group companies	0.0	– 2.9
Translation differences on cash holdings	12.7	– 3.1
Cash and cash equivalents at beginning of period	348.5	249.7
Cash and cash equivalents at end of the period	642.2	348.6
Cash and cash equivalents include:		
Bonds and shares	122.8	
Short term bank deposits	80.0	
Cash in hand and at banks	439.4	348.6
	642.2	348.6

Adjustments include:	1999	1998
Depreciation and value adjustments	885.4	1,151.4
Share in profits of associated companies	– 9.7	– 9.9
Profits and losses on sale of fixed assets	– 97.5	6.4
	778.2	1,147.9

Acquisition of Group companies	1999	1998
Cash flow on acquisition		
Acquisition price on companies	87.1	411.9
Cash and cash equivalent in acquired companies	0.0	– 9.1
	87.1	402.8
Acquired net assets		
Operating working capital	1.2	42.3
Operating fixed assets	1.5	598.6
Interest-bearing assets less cash and cash equivalent		1.3
Tax liabilites		– 3.4
Interest-bearing liabilities	1.0	– 183.6
Minority interests	83.4	– 23.8
Equity		– 28.6
	87.1	402.8

Disposal of Group companies	1999	1998
Cash flow on disposal		
Sale consideration from disposal of companies	140.4	128.7
Cash and bank in companies sold	0.0	– 2.9
	140.4	125.8
Net assets sold		
Operating working capital	27.8	69.1
Operating fixed assets	75.9	154.4
Interest-bearing assets less cash and cash equivalent		0.2
Tax liabilites		– 34.5
Interest-bearing liabilities		– 45.6
Minority interests		– 4.4
Equity (capital gain/loss)	36.7	– 13.4
	140.4	125.8

Parent company income statement

(Finnish Accounting Standards)

EUR mill.	Note	1999	1998
Sales		1,839.1	1,849.9
Finished and semifinished goods, decrease (-)		– 5.4	– 15.3
Other operating income	31	138.1	71.2
Materials and services		– 1,333.3	– 1,361.5
Personnel expenses	32	– 179.2	– 184.4
Depreciation and value adjustments	35	– 74.2	– 69.4
Other operating expenses	33	– 200.5	– 191.1
Operating profit		184.5	130.0
Financing net	34	10.0	– 5.1
Profit before extraordinary items		194.5	124.9
Extraordinary income		321.3	211.0
Extraordinary expenses		– 0.5	– 5.0
Profit before adjustments and tax		515.3	330.8
Adjustments		– 35.8	49.9
Tax		– 138.7	– 107.7
Net profit		340.8	273.0

Parent company balance sheet

(Finnish Accounting Standards)

Assets EUR mill.	Note	31 Dec.1999	31 Dec.1998
Fixed assets and other long-term investments	36, 37, 42		
Intangible assets		16.7	13.3
Property, plant and equipment		1,315.7	1,315.2
Shares, Group companies	27	5,761.8	5,629.8
Shares, associated companies		10.2	251.5
Shares, other companies		311.2	101.5
Capital investment shares		32.5	35.1
Long-term loan receivables		860.9	1,469.7
		8,309.1	8,816.1
Current assets			
Inventories	39	148.9	163.3
Short-term receivables	40	688.1	469.9
Short-term investments and receivables	41	2,352.8	488.5
Cash and cash equivalents		131.4	20.0
		3,321.2	1,141.7
Total assets		11,630.3	9,957.9

Shareholders' equity and liabilities EUR mill.	Note	31 Dec.1999	31 Dec.1998
Shareholders' equity	43		
Share capital		1,277.6	1,277.5
Share issue		1.9	
Restricted equity		4,340.6	4,378.3
Retained earnings		424.9	420.1
Profit for the period		340.8	273.1
		6,385.8	6,349.0
Accumulated depreciation difference	36	165.8	130.0
Provisions			
Pension provisions			0.0
Other provisions		5.9	6.8
Long-term liabilities		1,531.7	2,074.1
Current liabilities			
Current portion of long-term debt		282.2	370.2
Short-term borrowings	44	3,004.0	709.9
Other current liabilities	45	226.0	272.4
Tax liability		29.0	45.4
		3,541.1	1,397.9
Total shareholders' equity and liabilities		11,630.3	9,957.9

Parent company cash flow statement

(Finnish Accounting Standards)

EUR mill.	1999	1998
Cash flow from operating activities		
Operating profit	184.5	130.0
Adjustments	– 3.3	61.9
Change in net working capital	– 250.3	– 2.6
Cash flow from operations	– 69.1	189.3
Interest received	92.7	130.6
Interest paid	– 153.7	– 162.0
Other financial income and expenses	69.2	28.4
Extraordinary items	320.8	206.0
Income taxes paid	– 155.1	– 107.7
Net cash from operating activities	104.8	284.6
Cash flow from investing activities		
Acquisition of Group companies	– 264.6	– 4,567.8
Acquisition of affiliated companies	– 0.2	– 16.3
Investment in other shares	– 15.6	– 72.7
Capital expenditures	– 80.4	– 71.0
Proceeds from disposal of shares in Group companies	136.4	0.3
Proceeds from disposal of shares in affiliated companies	72.2	1.4
Proceeds from disposal of shares in other companies	5.3	0.3
Proceeds from sale of fixed assets	8.0	9.7
	– 138.9	– 4,716.1
Net cash used in investing activities		
Change in long-term receivables	613.2	– 299.8
Change in short-term borrowings	2,387.2	182.7
Change in long-term liabilities	– 631.4	160.1
Dividends paid	– 268.3	– 115.1
Share issue	2.1	4,525.8
Net cash used in financing activities	2,102.9	4,453.7
Net increase (+) / decrease (-) in cash and cash equivalents	2,068.8	22.1
Cash and cash equivalents at beginning of period	172.9	150.7
Cash and equivalents at end of period	2,241.6	172.9
Adjustments include:		
Depreciation	74.2	69.4
Proceeds from sale of fixed assets	– 77.5	– 7.5
	– 3.3	61.9

Notes to the Financial Statements

Note 1 Accounting principles

Principal activities
Stora Enso Oyj is listed company organised under the laws of the Republic of Finland. The group is significantly vertically integrated with operations that are organised through 8 divisions: magazine paper, newsprint, fine paper, packaging boards, pulp, merchants, timber and Asia Pacific. Corporate support includes forestry and energy.

The Group's main market is Europe.

Accounting convention
The financial statements of Stora Enso Group and Stora Enso Oyj (the Parent Company), domiciled in Helsinki, are prepared in accordance and in compliance with International Accounting Standards (IAS). The financial statements are prepared under the historical cost convention. They have been modified by the allocation of surplus values to certain assets in connection with acquisitions.

The financial statements are prepared in Euros.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of incomes and expenses during the reporting period. Actual results may differ from those estimates.

Principles of consolidation
The Stora Enso Group was formed as a combination of the Groups parented by Enso Oyj and Stora Kopparbergs Bergslags Aktiebolag (publ). Shareholders of Stora Kopparbergs Bergslags Aktiebolag (publ) converted 96.1% of their shares into shares of Enso Oyj. As a result of the merger Stora Kopparbergs Bergslags Aktiebolag is a subsidiary of Stora Enso Oyj (formerly Enso Oyj).

The Stora Enso merger conforms to the criteria for a pooling of interests under IAS 22. The historical information of the Stora Enso Group is presented as if the Group had been operative from the beginning of 1994.

The consolidated financial statements include the parent company, Stora Enso Oyj, and all companies in which it holds, directly or indirectly, over 50% of the voting rights. The accounts of certain companies in which Stora Enso holds less than 50% of the voting rights but significant control are also consolidated. The most important subsidiaries have been listed in note 27. Some subsidiaries which have no material bearing on the Group's distributable shareholders' equity are not included.

Associated companies (voting rights between 20% and 50%) are consolidated using the equity method. The most important associated companies have been listed in note 12.

Companies acquired are included in the consolidated financial statements from the date of their acquisition. Similarly, the result of a Group company divested during an accounting period is included in the Group accounts only to the date of disposal.

All inter-company transactions, receivables, liabilities and unrealised profits, as well as the distribution of profits within the Group, are eliminated. When necessary, accounting policies for subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group. Minority interests have been disclosed separately from shareholders' equity and profit of each subsidiary and are recorded as a separate deduction in the income statement and balance sheet.

Acquired companies are consolidated according to the purchase method. Goodwill represents the excess of the purchase cost over the fair value of assets less liabilities of the acquired companies. Goodwill is reported using the exchange rate at the date of the transaction. Goodwill is depreciated on a straight-line basis over its expected useful life. Useful lives vary from 5-20 years, depending on the nature of the acquisition. Expected useful lives are reviewed at each balance sheet date and where these differ from previous estimates, amortisation periods are adjusted accordingly. When goodwill has been allocated to fixed assets, it is depreciated in the remaining useful life of such asset. Goodwill arising from the acquisition of associated companies is also depreciated in its expected useful life.

Transactions in foreign currencies
Transactions in foreign currencies are recorded at the rates of exchange prevailing at the dates of transactions. However, for practical reasons, an approximate is often used for the transactions entered during a month. At the end of the month, the foreign currency receivables and liabilities in the balance sheet are valued using the end- of- the -month rate. The foreign exchange differences of operating business items are entered into the respective income statement account before operating profit. Foreign exchange differences on financial assets and liabilities are entered as a net amount in the financial items of the income statement.

Foreign subsidiaries
The income statements of foreign subsidiaries are translated into Euro using the average rate for the accounting period. The balance sheets of foreign subsidiaries are translated using the rate prevailing at the balance sheet day. Exchange differences related to business operations affect operating profit.

The translation differences arising on elimination of shareholders' equity have been entered in the balance sheet under shareholders' equity in relation to distributable and non-distributable shareholders' equity at the date of acquisition of each company in the Group. Group shareholders' equity contains a corresponding entry in respect of exchange differences arising on translation of the value of instruments used to hedge shareholders' equity of foreign subsidiaries. On the disposal of a foreign group company the cumulative translation difference is recognised as income or expense in the same period in which the gain or loss on disposal is entered.

Derivative contracts

Derivative contracts are used to hedge the foreign currency exposure on the Group's balance sheet receivables and debts and on probable purchasing and sales contracts. In proprietary operations, derivative contracts were also entered into for trading purposes. The derivative contracts used to hedge commercial items are forward exchange agreements, exchange options and cross-currency swaps.

The business units handle all their foreign currency dealings in conjunction with Stora Enso Group Bank. Their foreign currency exposure is hedged largely through forward agreements. Profits and losses are realised as the contracts mature. The Group Bank calculates the values of all its internal and external forward agreements using market rates at the balance sheet date.

Premiums on foreign currency options are entered under option premiums as either premiums paid or premiums received at the date of payment. Profits and losses are booked on maturity of the agreements and entered as adjustments to operating income and expenses. The Group Bank calculates the values of all its option agreements using market rates and capitalises option premiums in the accounts on a time basis. Options are valued using generally approved calculation models, and all valuations, together with premiums and capitalisation, are included in exchange rate differences.

Interest rate flows (interest income and expenses) from swaps are entered separately and are capitalised at the balance sheet date. Exchange rate differences are calculated and entered in the accounts in full in the exchange rate differences account.

Interest rate derivative agreements are used to hedge the Group's interest rate exposure, and in proprietary operations they were used for trading purposes. The derivative contracts used for hedging are forward interest rate agreements, interest rate futures, interest rate options and interest rate swap agreements.

Hedging is restricted to standardised forward rate agreements, profits and losses of which are entered as the cash flows are realised. Interest rate flows are not capitalised in the accounts on a time basis, and income and expenses are entered in full in the result for the period.

Cash flows from interest rate futures are realised as the agreements mature or, if the agreement is closed by means of a counter-transaction, before the end of the agreement period. Interest income and expenses are entered in the accounts as the cash flows are realised and are not capitalised on a time basis.

Premiums paid on options purchased are entered under short-term interest expenses. Correspondingly, premiums received on options sold are entered under short-term interest income. Option premiums are capitalised into interest income and interest expenses for the period of validity of the agreement. The interest flows arising on the maturity of agreements are entered in full as income or expenses for the financial period in question.

Interest flows from interest rate swap agreements are capitalised for the period of validity of the agreement. In the accounts, interest receivable and interest payable are capitalised between the interest income and interest expenses accounts for interest rate derivatives.

Revenue recognition

Sales are recorded upon shipment of products or rendering services to customers in accordance with agreed terms of sales.

Sales includes the sale of products and services, raw material and energy supplies, and energy less indirect sales tax, sales discounts and exchange differences on sales in foreign currencies.

Other operating income includes rental income, subsidies and profit from sale of fixed assets. Dividends paid by companies considered as financial investment are recorded in the financial items.

Accounting for the business operations of Stora Enso financial services

Earnings from the business operations of Stora Enso financial services, which are generated from trading in financial instruments, are reported among other operating income/expense. Earnings from operations do not include interest on shareholders' equity or any margins on intergroup lending or forward contracts. The proprietary operations were wound up in 1999.

Research and development

Research costs are charged as an expense in the income statement in the period in which they are incurred. Development costs are generally expensed in the period in which they are incurred. However, development costs which relate to a defined product which is expected to have future benefits, are recognised as assets.

Computer software development costs

The development cost or acquisition cost of new software is entered into fixed assets and depreciated over its useful

lifetime. The maintenance of such software thereafter is expensed as incurred. The charges arising from the development or adjustment of programmes for the Euro conversion and the millennium shift are considered as ordinary maintenance and expensed as incurred.

Environmental remediation costs

Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalised consistent with the Group's accounting policies. Expenditures that result from remediation of an existing condition caused by past operations, and do which not contribute to current or future revenues are expensed. Environmental accruals are recorded based on current interpretations of environmental laws and regulations when it is probable that the liability has been incurred and the amount of such liability can be reasonably estimated. Amounts accrued are not discounted and do not include third-party recoveries.

Discontinued operations

A discontinued operation results from the sale of an operation that represents a separate, major line of business of an enterprise and of which the assets, net profit or losses on operations maybe distinguished physically, operationally and for financial reporting purposes. The profit effect of discontinued operations net of tax is disclosed separately.

Extraordinary income and expense

Virtually all incomes and expenses that affect the Group's net profit derive from operations within the framework of the Group's normal business. Only in exceptional cases do events occur which give rise to extraordinary revenue and expense. Examples of such events are losses arising from earthquakes, war or confiscation of foreign subsidiaries.

The extraordinary items presented in the income statement of the parent company are group contributions taken from and given to the parent company's Finnish subsidiaries. At Group level inter-group contributions received and given are eliminated.

Income taxes

The Group's taxes include taxes of Group companies based on taxable profit or proposed dividend for the financial period, together with tax adjustments for previous periods and the change in deferred tax liability. The tax credits arising from the distribution of dividends by subsidiaries are deducted from direct taxes.

Property, plant and equipment

Property, plant and equipment are stated at the original acquisition cost, with additions/deductions for any allocated goodwill / write-downs less straight line accumulated depreciation. Construction-time interest expenses related to qualifying assets, for which a substantial period of time is required before they are ready for their intended use, are capitalised under property, plant and equipment. Amortisation of capitalised interest is included in the line depreciation according to plan. Land includes charges arising from the planting and care of fast-growing forest holdings outside Finland and Sweden. Depreciation according to plan is based on the following expected useful lives:

Consolidation goodwill	5–20 years
Buildings	
Industrial	10–40 years
hydroelectric power	40–100 years
office & residential	20–50 years
Heavy machinery	
Main machines of pulp or paper mills	20 years
sawmill	12–15 years
Light machinery	10 years
Computer equipment, vehicles, office equipment and light forestry machinery	4–10 years

Land is not depreciated as it is deemed to have an indefinite life.

Ordinary maintenance and repairs are generally charged to expense during the financial period in which they are incurred. However, significant renewals and upgrading are capitalised as other capitalised expenditure and depreciated over their useful lives. Retirements, sales and disposals of assets are recorded by removing the acquisition cost and accumulated depreciation from the accounting records with any resulting gain or loss reflected in the profit and loss statement.

Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. As appropriate, fair value of estimates incorporate adjusted depreciable lives of assets to be disposed of to the extent that depreciation and other operating costs will be recovered from remaining operative cash flows.

Impairment

The carrying amounts of assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the net selling price and the value in use. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognised in prior years. For goodwill a recognised impairment loss is not reversed.

Accounting for leases

Leases of property, plant and equipment where the Group assumes substantially all benefits and risks of ownership are classified as finance leases. Commodities leased under finance leasing agreements are presented as fixed assets and the related obligations are presented as interest-bearing liabilities. The leased assets are depreciated over the useful life of the assets. Annual leasing payments on finance leases are entered as depreciation and interest expense.

Leases of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases. Annual payments on operating leases and rental agreements are entered as rentals and the commodities are not entered under fixed assets.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw material, direct labour, other direct costs and related production overheads but exclude interest expenses.

Trade receivables

Trade receivables are carried at anticipated realisable value. An estimate is made for doubtful receivables based on a review of all outstanding amounts at year-end. Bad debts are written off during the year in which they are identified.

Cash and cash equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with banks, and investments in money market instruments, net of bank overdrafts. In the balance sheet, bank overdrafts are included in borrowings in current liabilities.

Investments

Investments in marketable securities are carried at the lower of cost and market value determined on a portfolio basis.

Provisions

Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources embodying an economic benefit will be requested to settle the obligation and a reliable estimate of the amount of the obligation can be made.

Deferred tax

Deferred tax liabilities and assets are recorded in the consolidated balance sheet and are calculated from timing differences.

Accumulated depreciation difference and untaxed reserves (appropriations) are divided into shareholders' equity and deferred tax liability in the consolidated balance sheet. Under Finland's Companies Act, those portions of untaxed reserves and accumulated depreciation difference included in the shareholders' equity are excluded form distributable funds.

Pension schemes

The Group operates a number of defined benefits and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking into account of the recommendations of independent qualified actuaries.

For the defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. The pension obligation is measured as the present value of estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. In 1999 the Group implemented IAS 19 (revised) Employee Benefits and accounted for the transitional liability by adjusting the retained earnings at 1 January 1998.

Government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income. The grants are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Dividends

The dividend proposed by the Board is not deducted from the distributable equity before the shareholders' decision at the Annual General Meeting.

New Accounting Standards

International Accounting Standard IAS 39 Financial Instruments: Recognition and Measurement was issued in March 1998 and is the first effective for the Group fiscal year ended 31 December 2001. This standard establishes principles for recognising information about financial assets and financial liabilities. The Group has not yet fully evaluated the likely impact of adoption of the standard on its results of operations, financial position and cash flows.

Notes, EUR million

Note 2 Product area information

	Sales 1999			Sales	Operating profit		Operating capital		Capital expenditure		Average personnel	
	External	Intergroup	Total	1998	1999	1998	1999	1998	1999	1998	1999	1998
Magazine paper	1,920.7	29.7	1,950.4	1,851.8	287.7	276.3	2,125.5	2,025.2	102.2	219.9	4,745	4,887
Newsprint	1,599.0	42.8	1,641.8	1,693.7	299.1	302.9	1,454.8	1,547.2	72.3	103.8	5,564	5,651
Fine paper	1,927.9	235.3	2,163.2	2,003.8	195.2	191.6	2,301.0	2,260.0	112.9	127.0	7,565	7,310
Packaging boards	2,266.9	74.6	2,341.5	2,396.9	187.9	209.3	2,438.9	2,272.7	232.7	211.7	10,114	10,189
Merchants	753.9	33.3	787.2	830.3	1.1	2.0	187.3	212.4	6.6	12.0	1,577	1,680
Timber products	1,044.1	95.9	1,140.0	733.9	40.2	11.1	460.6	401.1	51.3	33.8	3,605	2,188
Market pulp	624.2	333.6	957.8	846.6	94.9	9.7	1,178.0	1,153.3	103.3	96.3	2,383	2,474
Forest	226.5	1,403.8	1,630.3	1,645.8	141.1	111.0	1,346.2	1,408.1	13.8	22.3	2,134	2,212
Other	95.1	– 2,249.0	– 2,153.9	– 2,104.7	– 32.8	– 32.4	387.8	127.1	33.3	29.5	2,216	2,387
Continuing operations, total	10,458.3	0.0	10,458.3	9,898.1	1,214.4	1,081.5	11,880.1	11,407.1	728.4	856.3	39,903	38,978
Divested units	24.7	0.0	24.7	399.4	– 1.6	– 6.4	0.0	91.7	0.4	20.5	115	1,800
Discontinuing operations, Energy	152.7	353.3	506.0	481.2	102.7	114.5	1,473.3	1,367.6	11.4	19.6	208	209
Internal sales, Energy	0	– 353.3	– 353.3	– 289.1								
Merger costs and restructuring provisions						– 447						
Items affecting comparability					102.6	– 24						
Total	10,635.7	0	10,635.7	10,489.6	1,418.1	718.6	13,353.4	12,866.4	740.2	896.4	40,226	40,987

Reconciliations to total assets

	1999	1998
Operating capital	13,353.4	12,866.4
Operating liabilities	1,781.4	1,798.5
Interest-bearing receivables	821.4	736.9
Tax receivables	77.8	11.3
Total assets	16,034.0	15,413.1

Capital employed by country at year-ends

	1999	1998
Finland	4,291.8	4,422.0
Sweden	3,958.6	3,477.0
Germany	1,205.8	1,502.0
Canada	654.6	529.2
France	333.6	350.5
Portugal	209.6	184.4
China	205.3	178.4
Austria	159.9	81.8
Other	659.4	639.6
	11,678.7	11,365.0

Sales by country

	1999	1998
Germany	1,825.7	1,827.0
UK	1,321.7	1,436.9
France	974.0	1,003.6
Sweden	810.5	881.0
Finland	730.2	726.0
The Netherlands	538.8	555.0
Italy	450.7	432.6
Belgium	349.4	373.9
Spain	440.0	400.4
Denmark	286.8	329.6
Other EU	423.0	321.0
Total EU	8,150.8	8,287.0
Other Europe	635.3	733.9
North America	607.4	445.5
Asia – Pacific	773.6	406.2
Others	468.6	617.1
Total	10,635.7	10,489.6

Capital expenditure by country

	1999	1998
Finland	222.3	190.5
Sweden	290.9	359.4
Germany	86.8	115.5
Canada	6.2	127.5
France	12.5	15.1
Portugal	40.7	20.4
Other	80.8	68.0
	740.2	896.4

Total assets by country

	1999	1998
Finland	5,603.6	5,563.2
Sweden	5,471.6	4,856.8
Germany	1,929.6	2,111.4
Canada	661.1	551.6
France	485.4	545.4
Portugal	250.9	229.2
Austria	250.6	176.8
China	234.7	213.7
Other	1,146.5	1,165.0
	16,034.0	15,413.1

Segment information, continued
Discontinuing operation, Energy

	Continuing operations		Discontinuing operations, Energy		Group as a Whole	
	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98
Sales	10,129.7	10,017.7	506.0	471.9	10,635.7	10,489.6
Finished and						
semifinished goods decrease (–)	– 119.8	42.0	0.5	– 0.2	– 119.4	41.8
Share of profits of associated companies	9.7	9.9	0.1	0.0	9.7	9.9
Other operating income	77.4	43.3	48.7	1.6	126.1	44.9
Materials and services	– 4,582.5	– 5,300.7	– 260.9	– 332.8	– 4,843.3	– 5,633.5
Freights and sales commissions	– 993.5	– 1,016.0			– 993.5	– 1,016.0
Personnel expenses	– 1,743.8	– 1,795.3	– 10.4	– 9.9	– 1,754.3	– 1,805.2
Depreciation and value adjustments	– 870.2	– 1,145.7	– 15.2	– 5.7	– 885.4	– 1,151.4
Other operating expenses	– 640.0	– 246.2	– 117.6	– 15.4	– 757.6	– 261.6
Operating profit	1,267.0	609.1	151.1	109.5	1,418.1	718.6
Financing net	– 211.1	– 323.9	– 55.5	– 55.4	– 266.6	– 379.2
Profit before tax and minority items	1,055.9	285.3	95.6	54.1	1,151.5	339.4
Tax	– 367.7	– 133.1	– 26.8	– 15.1	– 394.5	– 148.2
Profit after taxes	688.2	152.2	68.8	39.0	757.0	191.2
Minority interests	– 4.5	– 0.2			– 4.5	– 0.2
Profit for the period	683.7	152.0	68.8	39.0	752.5	191.0

Fixed assets and other long-term investments

	Continuing operations		Discontinuing operations, Energy		Group as a whole	
	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98
Intangible assets	60.3	42.0			60.3	42.0
Goodwill on consolidation	466.4	540.5			466.4	540.5
Property, plant and equipment	9,451.9	9,248.7	1,265.7	1,175.9	10,717.6	10,424.6
Shares, associated companies	159.6	175.9	5.9	158.2	165.5	334.1
Shares, other companies	96.3	87.7	184.1	41.1	280.4	128.8
Capital investment shares	49.3	48.0			49.3	48.0
Long-term loan receivables	17.4	47.6	49.3	42.5	66.8	90.1
Deferred tax receivable	5.9	7.8			5.9	7.8
Other non-current assets	85.0	77.1	3.7	2.1	88.6	79.2
	10,392.1	10,275.3	1,508.7	1,419.8	11,900.8	11,695.1
Current assets						
Inventories	1,264.9	1,332.0	0.7	0.3	1,265.6	1,332.3
Tax receivable	71.3	3.4	0.6		71.9	3.4
Short-term receivables	2,031.0	1,722.8	59.5	60.6	2,090.4	1,783.4
Short-term investments and receivables	160.1	178.6	105.8	71.8	265.9	250.4
Cash and cash equivalents	425.1	340.4	14.3	8.1	439.4	348.5
	3,952.3	3,577.2	180.9	140.8	4,133.2	3,718.0
Total assets	14,344.4	13,852.5	1,689.6	1,560.6	16,034.0	15,413.1

Shareholders' equity and liabilities

	Continuing operations		Discontinuing operations, Energy		Group as a whole	
	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98
Shareholders' equity	5,589.5	4,943.7	363.7	322.6	5,953.2	5,266.3
Minority interests	196.1	273.5	5.9	5.3	202.0	278.8
Long-term liabilities						
Pension provisions	568.1	562.7	7.4	6.9	575.5	569.6
Deferred tax liability	1,410.7	1,237.4	78.2	89.1	1,488.9	1,326.6
Other provisions	186.5	256.0			186.5	256.0
Long-term debt	2,730.3	3,238.6	1,115.9	1,055.5	3,846.2	4,294.1
Other long-term liabilities	87.0	90.8			87.0	90.8
	4,982.7	5,385.4	1,201.5	1,151.5	6,184.1	6,537.0
Current liabilities						
Current portion of long-term debt	440.9	1,217.8	5.8	0.6	446.7	1,218.4
Short-term borrowings	1,413.1	465.4	63.6	10.0	1,476.6	475.4
Other current liabilities	1,461.5	1,381.1	46.3	70.6	1,507.8	1,451.7
Tax liability	260.6	185.5	3.0		263.6	185.5
	3,576.1	3,249.8	118.6	81.2	3,694.7	3,331.0
Total shareholders' equity and liabilities	14,344.4	13,852.5	1,689.6	1,560.6	16,034.0	15,413.1

Cash flow

	Continuing operations		Discontinuing operations, Energy		Group as a whole	
	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98	1 Jan.–31 Dec.99	1 Jan.–31 Dec.98
Cashflow from operating activities						
Operating profit	1,267.0	609.1	151.1	109.5	1,418.1	718.6
Adjustments	811.4	1,135.1	– 33.2	12.8	778.2	1,147.9
Change in the working capital	– 87.9	294.0	– 81.8	– 8.7	– 169.7	285.3
Cash flow from operations	1,990.5	2,038.2	36.1	113.6	2,026.6	2,151.8
Net financing items	– 208.2	– 323.9	– 55.5	– 55.4	– 263.7	– 379.3
Taxes paid	– 268.8	– 24.0	– 42.1	– 15.1	– 310.9	– 39.1
Net cash from operating activities	1,513.5	1,690.3	– 61.5	43.1	1,452.0	1,733.4
Acquisitions	– 113.3	– 523.1			– 113.3	– 523.1
Divistments	179.9	176.9	72.0		251.9	176.9
Capital expenditure	– 716.6	– 877.9	– 23.6	– 18.5	– 740.2	– 896.4
Net cash flow after investing activities	863.5	466.2	– 13.1	24.6	850.4	490.8
Dividends	– 268.8	– 244.7			– 268.8	– 244.7
Other cash flow from financing activities	– 319.8	– 111.7	19.1	– 29.5	– 300.7	– 141.2
Net increase in cash and cash equivalent	274.9	109.8	6.0	– 4.9	280.9	104.9
Cash and cash equivalents at beginning of period	340.5	233.8	8.1	13.0	348.6	246.8
Translation differences	12.5	– 3.1	0.2		12.7	– 3.1
Cash and cash equivalent at end of period	627.9	340.5	14.3	8.1	642.2	348.6

Discontinuing operations, Energy

On 20 August, Stora Enso unveiled its new strategy, which includes its power assets not located at the mills. These assets were initially valued EUR 2 billion.

On 24 September, Stora Enso participated in a restructuring of electricity sales in Finland with other Pohjolan Voima Oy shareholders. Stora Enso sold its holdings in Teollisuuden Sähkönmyynti Oy to Eastern Group plc. In the same connection, Teollisuuden Sähkönmyynti acquired Pohjolan Voima Series C shares carrying entitlement to thermal power. The related share deals yielded a sales profit of about EUR 48 million before tax (related tax EUR 13.5 million), which was entered in the fourth quarter.

The 1999 income statement of Discontinued operation, Energy includes the sales profit of Teollisuuden Sähkönmyynti Oy and Pohjolan Voima C series EUR 48 million is included in the operating profit. The related tax amounts to EUR 13.5 million.

In January 2000 Stora Enso Oyj and Fortum Oyj signed a letter of intent concerning the sale of the main part of Stora Enso's power assets outside the mills to Fortum group companies or designates. The asset value is SEK 15,850 million (EUR 1,850 million). The capital gain will amount to about EUR 540 million before tax (425 million after tax). The closing of the deal is intended to take place spring 2000 after the approval of the competition authorities.

In addition to electricity generation, the deal covers regional distribution networks and power sales contracts in Sweden. The number of personnel involved is 200, all of them in Sweden.

The agreement does not include the shares in Pohjolan Voima (PVO), which Stora Enso will continue to sell the shares.

Note 3 Effect of major acquisitions and disposals

Acquisitions

In January 1999 Stora Enso initiated a compulsory redemption of STORA and offered to buy all outstanding STORA Series A and Series B shares at a price of SEK 88 per share. At the year end Stora Enso held 98.7% of shares. A total of EUR 83 million was used to purchase minority shares in January – December 1999. The compulsory redemption procedure has been referred to arbitration and is still under consideration.

Disposals

During the period Stora Enso sold Tervakoski Oy to the Austrian company Trierenberg AG and the fixed assets of Dalum to a group of Danish investors. The sale prices totalled EUR 120 million. The capital gain on Tervakoski was EUR 25 million and on Dalum no capital gain was recorded.

On 24 September, Stora Enso sold its holdings in Teollisuuden Sähkönmyynti Oy and Pohjolan Voima Series C to Eastern Group plc (see note 2).

Note 4 Cash flow on acquisitions and disposals

The assets and liabilities acquired and disposed, and resultant cash flows can be analysed as follows:

	1999		1998	
	Acquisition	Disposal	Acquisition	Disposal
Fixed assets	1.2	– 27.8	638.1	– 120.5
Working capital	1.5	– 75.9	40.4	– 64.4
Operating capital	2.7	– 103.7	678.5	– 184.9
Tax liabilities			– 3.4	32.1
Capital employed	2.7	– 103.7	675.1	– 152.8
Shareholders' equity			28.6	– 12.6
Minority items	– 83.4		22.3	– 4.1
Interest-bearing net debt	86.1	– 103.7	624.2	– 136.0
Financing	2.7	– 103.7	675.1	– 152.8

Note 5 Other operating income

	1999	1998
Sales profits of fixed assets	111.7	23.3
Rent	10.1	17.0
Subsidies	4.3	4.6
	126.1	44.9
Losses on sale of fixed assets / shares included in other operating expenses	– 7.0	– 29.7

Note 6 Personnel expenses

	1999	1998
Wages and salaries	1,333.0	1,364.5
Pensions	139.7	156.2
Other statutory employers' contributions	281.6	284.5
	1,754.3	1,805.2
Remuneration to members of the Board of Directors and CEO	1.8	1.9

Remuneration to the CEO and DCEO was as follows:

	Jukka Härmälä	Björn Hägglund
Annual salary for principal employment, EUR[1]	632,407	525,663
Retirement age	60	60
Pension payment		
60–65:	66% of pensionable salary (four last years average base salary + bonus + benefits)	60% of pensionable salary (base salary + bonus)
65:	66% of pensionable salary	General pension scheme plus company plan that gives additional 43% at proposed salary level. Pensionable salary in base salary and 50% of bonuses
Term of notice	6 months	6 months
Compensation for termination	12 months base salary An optional 12 months salary depending on employment	12 months base salary An optional 12 months salary depending on employment
Bonus scheme EUR	146,581	201,000
Entitlement to R shares through warrant	399,000	
Number of synthetic options	112,500	93,750

[1] Excluding car and residence

Specification of pensions and other statutory employers contributions

	1999	1998
Pension expenses paid to pension funds		
Obligatory	48.2	40.6
Voluntary	6.7	11.2
Pension expenses paid to insurance companies		
Obligatory	48.2	58.2
Voluntary	5.4	25.9
Accrued pension liabilities in the period	10.2	18.8
Top management pension arrangements		2.6
Training		1.0
Other personnel costs		
Obligatory	272.3	281.5
Voluntary	30.2	1.0
	421.3	440.7
Average number of personnel	40,226	40,987

Note 7 Items affecting comparability

	Other operating income	Materials and services	Depreciation and value adjustments	Other operating and personnel expenses	Total
1998					
Capital loss on sale of shares in Stora Carbonless and Stora Spezialpapiere				– 20.6	– 20.6
Writedown of inventory in Skoghall		– 9.6			– 9.6
Resolvement of provision for the sale of Newton Falls	5.8				5.8
Repayment of capital tax in Germany	20.5				20.5
Capital loss on sale of Svenska Dagbladet				– 3.2	– 3.2
Extra depreciation at Corbehem and Newton Kyme				– 8.8	– 8.8
Provision for merger and restructuring			– 260.4	– 194.8	– 455.2
	26.2	– 9.6	– 260.4	– 227.3	– 471.1

In connection with the merger of STORA and Enso a provision has been entered to cover the anticipated restructuring costs. In the prospectus issued by STORA and Enso on 13 July 1998 the managements of the companies announced their intention to develop and define a detailed plan restructuring the Stora Enso Group. Non-recurring restructuring costs associated with this plan have been included in the restructuring provision.

	Other operating income	Depreciation and value adjustments	Total
1999			
Capital gain on sale of Tervakoski	24.5		24.5
Capital gain on sale PVO C-series and Teollisuuden Sähkönmyynti Oy	48.2		48.2
Cumulative accounting adjustment to previous years, capitalisation of interest		29.9	29.9
	72.7	29.9	102.6

Note 8 Net financing cost

	1999	1998
Dividend income	3.9	2.3
Interest income	20.9	17.9
Other financial income	12.6	38.6
Exchange gains and losses	31.6	– 30.3
Interest expenses	– 328.0	– 378.4
Other financial expenses	– 7.5	– 29.2
	– 266.6	– 379.3
Forward contracts and swaps entered in the financial items		
Interest income	14.0	12.3
Exchange rate differences	28.7	– 23.1
Interest expenses	– 4.6	– 3.9

Note 9 Income tax expense

The profit before tax and minority items by country is as follows:

	1999	1998
Finnish Group companies	578.0	353.0
Swedish Group companies	304.0	5.1
German Group companies	217.6	– 261.1
Other Group companies	51.8	242.4
	1,151.4	339.4

	1999	1998
Current tax expense		
Finnish Group companies	– 141.0	– 110.3
Swedish Group companies	– 79.4	– 102.8
German Group companies	– 46.6	91.2
Other Group companies	– 27.2	– 13.4
Change in deferred taxes		
Finnish Group companies	– 27.5	4.6
Swedish Group companies	– 1.0	64.6
German Group companies	– 69.4	– 58.9
Other Group companies	– 0.1	– 20.7
Taxes of associated companies	– 2.4	– 2.5
	– 394.5	– 148.2

The following is a reconciliation of income taxes calculated at the 28% tax rate:

	1999	1998
Profit before tax	1,151.4	339.4
Hypothetical taxes at 28%	322.4	95.0
Impact of different tax rates outside Finland	57.4	– 3.4
Non-deductible expenses and tax exempt income	18.2	78.0
Losses incurred at Group companies outside Finland where no deferred tax benefit is recognised	– 15.3	– 1.2
Other items [1]	11.8	– 20.2
Income taxes in the consolidated income statement	**394.5**	**148.2**
Deferred tax assets in the balance sheet		
Tax losses carried forward	68.5	78.4
Less valuation allowance	– 62.6	– 67.5
Corporate tax credit		0.5
Deferred tax assets in the balance sheet	**5.9**	**7.8**

[1] 1999 EUR 11.8 million refers to change in the Finnish tax rate from 28% in 1999 to 29% in 2000.

The Group has recognised a deferred tax asset for its net operating loss carryforwards and established a valuation allowance against this amount. That determination was based upon an analysis of the more likely than not criterion applied to each tax jurisdiction of the company.

Deferred tax liabilities in the balance sheet

	1999	1998
Depreciation difference and untaxed reserves	1,140.9	1,111.3
Group eliminations	– 5.9	– 10.4
Tax losses carried forward and other timing differences	5.5	– 140.1
Acquisition surplus values	348.4	365.8
	1,488.9	**1,326.6**

Deferred tax liabilities in the balance sheet, reconciliation of changes

	31 Dec. 1998	Adoption of IAS 19 revised	Charged/ credited to P/L	Acquisitions/ divestments	Exchange difference	31 Dec. 1999
Depreciation difference and untaxed reserves	1,111.3		– 29.2		58.8	1,140.9
Group eliminations	– 10.4		4.5			– 5.9
Tax losses carried forward and other timing differences	– 129.5	– 10.6	146.5		– 0.9	5.5
Acquisition surplus values	365.8		– 23.8	– 12.9	19.3	348.4
Total	1,337.2	– 10.6	98.0	– 12.9	77.2	1,488.9

No deferred tax liability has been recognised for undistributed earnings of domestic subsidiaries since, in most cases, such earnings can be transferred to the parent company without tax consequences. The Group does not provide deferred income taxes on undistributed earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested in those operations, except in specific situations where the Group has elected to distribute earnings of foreign subsidiaries.

Note 10 Depreciation

	1999	1998
Depreciation according to plan		
Other intangible assets	– 12.7	– 13.6
Buildings and structures	– 92.8	– 95.4
Machinery and equipment	– 707.9	– 687.2
Other tangible assets	– 20.3	– 17.6
Goodwill on consolidation	– 61.9	– 64.5
	– 895.6	– 878.2

	1999	1998
Value adjustments		
Buildings and structures	7.4	– 1.5
Machinery and equipment	2.2	– 181.8
Other tangible assets	1.7	
Investments in progress	– 1.1	
Goodwill on consolidation		– 89.9
	10.2	– 273.2

Note 11 Fixed assets and long-term investments

Group 1999	Consolidation goodwill	Other intangible assets	Land and water	Buildings and structures	Machinery and equipment	Other tangible assets
Acquisition cost 1 Jan.	994.3	101.0	2,174.9	2,467.5	11,398.4	609.5
Translation difference	7.7	0.9	150.3	85.5	613.6	18.0
Reclassification		12.0	– 66.9	– 6.6	– 15.1	76.7
Additions	3.1	11.8	7.1	63.0	640.6	38.5
Disposals	– 18.6	– 4.2	– 4.3	– 40.1	– 332.1	– 161.3
Acquisition cost 31 Dec.	986.5	121.5	2,261.1	2,569.3	12,305.3	581.3
Accumulated depreciation 1 Jan.	453.8	59.0		820.8	5,205.8	199.1
Accumulated depreciation at companies acquired		0.3		2.6	3.7	
Translation difference	4.4	0.4		31.3	253.3	2.8
Depreciation according to plan	61.9	12.7		92.8	707.9	20.3
Accumulated depreciation of assets sold		– 11.1		– 38.2	– 222.1	– 70.5
Value adjustments in the period				– 7.4	– 2.2	– 0.6
Accumulated depreciation 31 Dec.	520.1	61.2		901.9	5,946.4	151.1
Carrying value 31 Dec. 1999	466.4	60.3	2,261.1	1,667.4	6,358.9	430.2
Carrying value 31 Dec. 1998	540.5	42.0	2,174.9	1,646.7	6,192.6	410.4

Note 12 Associated companies

	1999	1998
Historical cost 1 Jan.	289.9	273.1
Translation difference	1.8	– 14.8
Additions	20.2	42.3
Disposals	– 36.8	– 1.2
Transfer to other companies	– 141.9	– 9.4
Historical cost 31 Dec.	**133.3**	**289.9**
Equity adjustment to investments in associated companies 1 Jan.	44.2	44.8
Equity earnings in associated companies	9.7	10.0
Translation difference	– 27.3	– 0.1
Dividends received during the year	– 3.1	– 7.2
Taxes	– 2.4	– 2.6
Disposals and other changes	11.2	– 0.7
Equity adjustment 31 Dec.	**32.2**	**44.2**
Carrying value of investments in associated companies at 31 Dec.	**165.5**	**334.1**

Note 13 Related party transactions

	1999	1998
Receivables from and payables to associated companies		
Long-term loans receivable	11.3	28.1
Accounts receivable	22.1	54.7
Short-term investments and receivables	35.9	32.9
Prepaid expenses and accrued income	0.1	0.0
Other receivables	0.0	7.2
Trade payable	11.4	18.0
Accrued liabilities and deferred income	0.2	7.4
Other current interest-bearing liabilities	5.8	29.9
Sales to associated companies	122.7	103.3
Purchases from associated companies	–150.1	– 285.1

The above transactions were carried out on commercial terms and conditions. Purchases from associated companies relate mainly to energy and pulp purchases. Sales are mainly sale of wood material.

Stora Enso Oyj is entitled to borrow amounts from its Finnish pension funds. As of 31 Dec. 1998 and 31 Dec. 1999 the Group's long-term borrowings from its Finnish pension funds were EUR 246.1 million and EUR 244.4 million respectively.

Significant associated companies:

	Shareholding, %	Share in profit in income statement 1999	1998	Domicile
Sunila Oy (pulp mill)	50.0	1.2	0.6	Finland
Steveco Oy (stevedoring)	36.7	0.7	2.9	Finland
Veracel (pulp mill project)	50.0	—	—	Brazil
Mitsubishi HiTec Paper Bielefeld GmbH (technical office papers)	24.0	0.1	—	Germany
Mitsubishi HiTec Paper Flensburg GmbH (technical office papers)	24.0	0.4	—	Germany

Note 14 Shares in other companies

	1999	1998
Acquisition cost 1 Jan.	128.8	57.0
Translation differences	0.5	– 1.1
Additions	13.4	68.8
Disposals	– 7.1	– 4.8
Write-downs	3.0	– 0.5
Transfer from associated companies[1]	141.9	9.4
Carrying amount 31 Dec.	**280.4**	**128.8**

[1] *Major part in this line refers to the transfer of Pohjolan Voima Oy from associated companies to other shares.*

The valuation of other companies is based on historical cost convention. In case of Pohjolan Voima Oy there is surplus value included which arises from the acquisition of Veitsiluoto Group.

Note 15 Capital investment in shares

	%	No. of shares	Carrying value	Market value
Finnlines Oyj, Helsinki	5.5	1,104,670	1.9	33.1
Finnair Oyj, Helsinki	0.0	14,400	0.1	0.1
Helsingin Puhelin Oyj, Helsinki	0.0	1,410	0.1	0.1
HPY Holding Oyj, Helsinki	0.0	19,650	0.0	0.7
Kemira Oyj, Helsinki	0.1	160,000	0.9	1.0
Keski-Suomen Puhelin Oyj, Jyväskylä, A	0.0	286	0.0	0.0
Merita Foresta, Helsinki		5,000,000	0.8	1.9
Nordic Baltic Holding AB, Stockholm	0.3	3,706,215	8.7	21.6
Neptun Maritime Oyj, Helsinki	2.3	1,261,211	2.5	2.7
Outokumpu Oyj, Espoo	0.0	47	0.0	0.0
Raisio Yhtymä Oyj, Raisio, V	0.1	120,000	0.8	0.5
Raisio Yhtymä Oyj, Raisio, K	0.0	5,100	0.0	0.0
Rautaruukki Oyj, Helsinki	0.1	130,000	0.8	0.9
Sampo Insurance Company, Turku, A	2.8	1,722,228	20.5	59.8
Sonera Oyj, Helsinki	0.0	30,000	0.2	2.0
Merita Pro Obligaatio		59,559	0.5	0.6
Mega Carrier KB	33.0		6.2	6.2
KB Metro Flyg	33.0		5.2	5.2
Total			49.3	136.4

Proceeds from disposal of capital investment shares:

	1999	1998
Net book amount	4.4	4.0
Gain on sale	3.1	9.2
	7.5	13.2

The Groups capital investment shares are recorded at cost and are classified in investments held as non-current assets and stocks. Changes in market value are not recognised until realised.

Note 16 Receivables from Group Management

There are no receivables from Group Management.

Note 17 Inventories

	1999	1998
Materials and supplies	550.2	518.1
Work in progress	65.4	72.1
Finished goods	590.5	695.8
Other inventories	59.5	46.2
	1,265.6	1,332.3

Note 18 Short-term receivables

	1999	1998
Accounts receivable	1,732.7	1,421.6
Prepaid expenses and accrued income	154.5	149.5
Other receivables	203.1	212.3
	2,090.4	1,783.4

Receivables falling due after one year are shown as non-current receivables.

Note 19 Financial assets

	1999	1998
Non-current loan receivables	66.8	90.1
Short-term investments and receivables		
Current portion of loan receivables	63.0	3.9
Short term bank deposits	202.9	246.5
	265.9	250.4
Cash and cash equivalents	439.4	348.5

Major part of the non-current loan receivables relate to loans granted to energy companies selling energy to Stora Enso Group. The interest rate ranges from 4.8 to 6.8 pa. Normally there is no plan for amortisation. Eur 48.7 million belongs to the discontinuing operations, energy.

The current portion of loan receivables includes of EUR 35 million loan granted to an affiliated company (3.5%, maturity 3 months).

Short term deposits

The Group's liquidity position has been secured through long-term credit facilities and the Group has no need to keep any substantial cash funds.

Note 20 Capitalised interest included in property, plant and equipment

	1999	1998
1 Jan.	93.5	101.2
Additions 1 Jan.–31 Dec.	0.3	4.8
Exchange rate difference	7.0	– 0.2
Depreciation 1 Jan.–31 Dec.	18.0	– 12.3
31 Dec.	118.7	93.5

The Group has capitalised interest expenses in connection with investment in qualifying assets. Interest rate used in calculations ranges from 6 to 11%. The interest rate has been defined at the start of the investment project in question and equals the average of Group borrowing cost at the time.

Note 21 Shareholders' equity

EUR	1999	1998
Share capital at 1 Jan.	1,277.5	1,277.5
Increase	0.1	
Share capital at 31 Dec.	1,277.6	1,277.5
Share issue	1.9	
Other restricted equity 1 Jan.	704.6	736.2
Transfer from other non-restricted equity		23.4
Increase		28.6
Translation difference	– 8.3	– 83.5
Other restricted equity 31 Dec.	696,3	704.6
Reserve for own shares 1 Jan. and 31 Dec.	– 0.0	– 0.0
Non-restricted equity 1 Jan.	3,311.4	3,499.5
Effect of adopting IAS 19 revised	– 27.2	– 27.2
Non-restricted equity 1 Jan. restated	3,284.2	3,472.3
Dividends paid	– 268.3	– 242.6
Share exchange with minority	17.2	
Transfer to the other restricted equity		– 23.4
Translation difference	191.7	– 113.1
Profit for the period	752.5	191.0
Non-restricted equity 31 Dec.	3,977.4	3,284.2
Distributable funds		
Non-restricted equity	3,977.4	3,284.2
Untaxed reserves included in non-restricted equity	– 1,387.2	– 935.2
Distributable funds 31 Dec.	2,590.2	2,349,1
Cumulative translation differences		
Resticted equity	290.7	298.4
Non-restricted equity	– 323.3	– 514.9
Total	– 32.6	– 216.5

Under the Articles of Association the company's issued share capital may not be less than FIM 5,000 million and not more than FIM 20,000 million. The issued share capital may be increased or reduced between these limits without amendment to the Articles of Association. The minimum number of shares is 500,000,000 and maximum 2,000,000,000. The maximum number of shares series A is 500,000,000 and series R 1,600,000,000. The combined total number of shares series A and R is not to exceed 2,000,000,000.

Breakdown of share capital

	Series A	Series R	Total
31 Dec. 1997	116,729,125	194,361,705	311,090,830
Change from Series A to R	– 1,357,954	1,357,954	—
Conversion from Stora A ja B shares	128,023,484	320,465,375	448,488,859
31 Dec.1998	243,394,655	516,185,034	759,579,689
Change from Series A to R	– 34,443,467	34,443,467	—
Subscription (option rights)		30,000	30,000
31 Dec. 1999	208,951,188	550,658,501	759,609,689
Subscription (option rights)		246,000	246,000
26 Jan. 2000	208,951,188	550,904,501	759,855,689
Votes	208,951,188	55,065,850	264,017,038

Series A (1 vote/share)
Series R (1 vote/10 shares, minimum 1 vote)

	Series A	Series R	Total
Share capital at 31 Dec. 1999, EUR million	351.4	926.1	1,277.6

Subsidiaries held 5,601 Series R shares, nominal value amounting to EUR 8,478.19.

The Board of Directors, the CEO and the DCEO owned 19,275 Series A and 35,409 Series R shares at 31 Dec.1999 representing 0.0% of the total voting rights of the company.

	Series A	Series R	Warrants
Claes Dahlbäck	2,541	9,529	
Jukka Härmälä		3,000	399,000
Björn Hägglund	7,877	14,618	
Josef Ackermann		1,300	
Paavo Pitkänen	3,800		
Jan Sjöqvist	508	943	
Krister Ahlström	1,500		
Marcus Wallenberg	3,049	6,019	

The Annual General Meeting held on 7 April 1997 decided to offer bonds with equity warrants up to a maximum value of FIM 1,000,000 (EUR 168,187.93) for subscription by the company's management. The bonds mature in 2002 and carry interest at 4%. Each FIM 1,000 (EUR 168.19) bond carries one warrant entitling the holder to subscribe 3,000 of Series R shares at a subscription price of FIM 45.57 (EUR 7.66). If fully subscribed during period 1 December 1998 to 31 March 2004, the shares represents a maximum of 0.1% of the voting rights generated by the share capital after the exercise of the warrants and about 0.4% of the share capital.

Note 22 Borrowings

Repayment schedule of long-term interest-bearing liabilities including current portion at 31 Dec. 1999:

	2000	2001	2002	2003	2004	2005–	Total
Convertible bond loans			0.2				0.2
Bond loans	205.3	160.7	52.6	163.0	345.5	671.7	1,598.7
Loans from credit institutions	152.0	139.5	136.0	76.1	314.2	889.5	1,707.3
Pension loans	33.0	32.9	32.8	27.0	81.8	275.2	482.5
Leasing liabilities	30.9	34.5	17.0	9.7	18.6	192.9	303.5
Other long-term liabilities	25.6	4.0	3.2	30.1	1.6	136.1	200.7
	446.7	371.6	241.7	305.9	761.7	2,165.3	4,292.9

Cash reserve and unutilised credit facilities totalled 2,616 million at the end of the year.

Bondloans

Fixed Rate

	Interest rate	Currency	Original amount	Balance 31 Dec. 1999 EUR Mill.	Balance 31 Dec. 1998 EUR Mill.
1989–1999	8.00	DEM	200.0	0.0	102.3
1991–2000	8.22	USD	35.0	34.8	29.9
1991–2000	9.68	USD	43.0	42.8	36.8
1991–2006	9.99	USD	50.4	50.2	43.2
1993–2001	6.74	USD	45.0	44.8	38.6
1993–2003	9.50	SEK	150.0	17.5	16.1
1993–2003	9.50	SEK	25.0	2.9	2.7
1993–2003	8.96	SEK	350.0	40.9	36.8
1993–2003	9.50	SEK	255.0	29.8	26.7
1993–2003	8.64	USD	65.0	64.7	55.7
1993–2004	7.11	USD	7.0	7.0	6.0
1993–2019	8.60	USD	50.0	49.8	42.9
1994–2004	8.00	SEK	500.0	58.4	52.5
1995–2001	7.75	USD	50.0	49.8	42.9
1996–2006	8.75	SEK	250.0	29.2	26.4
1996–2006	7.90	SEK	470.0	54.9	49.6
1997–2004	6.00	FIM		249.6	249.6
1997–2007	7.25	SEK	500.0	58.4	52.8
1998–2002	5.50	SEK	200.0	23.4	21.0
1998–2002	5.50	SEK	50.0	5.8	5.2
1998–2002	5.50	SEK	50.0	5.8	5.2
1998–2004	5.35	SEK	200.0	23.4	21.0
1998–2005	5.20	SEK	200.0	23.4	21.0
1998–2005	6.00	SEK	200.0	23.4	21.0
1998–2008	4.00	SEK	264.4	30.9	27.8
1999–2005	4.75	SEK	135.0	15.8	0.0
1999–2005	4.75	SEK	165.0	19.3	0.0
1999–2006	5.90	SEK	500.0	58.4	0.0
Floating Rate					
1994–1999		FIM	250.0	0.0	42.0
1994–1999		FIM	425.0	0.0	71.5
1994–1999		USD	100.0	0.0	85.8
1994–1999		USD	50.0	0.0	42.9
1994–1999		USD	50.0	0.0	42.9
1995–2000		USD	75.0	74.7	64.2
1995–2000		USD	50.0	49.8	42.9
1997–2000		JPY	3,000.0	29.2	22.5
1997–2007		FIM	110.0	18.5	18.5
1997–2017		JPY	10,000.0	97.3	75.3
1998–2000		FIM	100.0	16.8	16.8
1998–2001		SEK	200.0	23.4	21.0
1998–2002		SEK	100.0	11.7	10.6
1998–2005		SEK	80.0	9.3	8.4
1998–2005		SEK	200.0	23.4	21.0
1998–2008		USD	30.0	29.9	25.7
1998–2008		USD	40.0	39.9	0.0
1999–2005		SEK	300.0	35.0	0.0
1999–2005		SEK	110.0	12.8	0.0
1999–2008		SEK	105.3	12.3	0.0
				1,598.7	1,646.0

Breakdown of operating capital/net interest-bearing liabilities by currencies

	Operating Capital		Net interest-bearing liabilitites	
	1999	1998	1999	1998
EUR	7,327.6	7,387.2	1,896.5	2,757.2
SEK	4,877.4	4,259.6	2,660.7	2,358.6
USD/CAD	689.6	545.0	810.2	687.6
CNY	205.3	159.7		
GBP	98.4	119.5	14.1	– 42.0
Other	155.1	395.6	142.1	21.2
Total	13,353.4	12,866.5	5,523.6	5,782.6

Finance lease liabilities
Minimum lease payments

	Total Group	Discontinuing operations Energy
Not later than 1 year	62.7	14.9
Later than 1 year and not later than 5 years	251.0	59.8
Later than 5 years	220.3	116.3
	534.0	191.1
Future finance charges on finance leases	– 230.4	– 78.0
Present value of finance lease liabilities	303.5	113.1
Representing value of finance lease liabilities		
Not later than 1 year	58.5	7.7
Later than 1 year and not later than 5 years	169.7	30.9
Later than 5 years	75.5	74.5
	303.6	113.1

Short term borrowings

	1999	1998
Short term loans	1,476.6	475.4

The Group's short-term loans are mostly denominated in Swedish crowns (58%) and in Euros (35%). The maturities of short-term loans are less than one year varying between 2 weeks and 9 months (SEK) and between 2 weeks and 4 months (EURO). The short term loans were executed mostly through commercial papers and the average interest rate in outstanding contracts per 31 Dec 1999 was 3.80% (SEK) and 3.44% (EUR).

Note 23 Other current liabilites and other provisions

Other current liabilities

	1999	1998
Advanced received	17.4	3.0
Trade payables	748.4	643.0
Other current liabilitites	305.6	285.0
Accrued liabilitites and deferred income	436.4	520.7
	1,507.8	1,451.7

Other provisions

	Restructuring	Pension	Other
Carrying value at 31 Dec. 1998	151	570	105
Translation difference	3	26	9
Increase	5		19
Decrease	– 96	– 21	– 9
Carrying value at 31 Dec. 1999	63	575	124

Note 24 Fair value of financial instruments

	1999		1998	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Non-current loan receivables	67	67	90	90
Short term money market investments	266	266	250	250
Financial liabilites				
Short-term borrowings	1,350	1,350	475	475
Long-term debt	3,874	3,947	4,294	4,437
Current portion of long-term debt	398	398	1,218	1,218
Off-balance sheet instruments				
Currency options purchased			1	1
Currency options written			0	0
Forward foreign exchange contracts	6	6	25	25
Interest rate swaps	4	5	-3	27
Interest rate futures FRA:s			21	3
Cross currency swaps	30	71	19	54
Interest rate options			0	0

Fair value of financial instrument is defined as the net value at which the instrument could be exchanged in a transaction between willing parties other than in a forced liquidation or sale.

Fair values of financial instruments have been estimated as follows.

Cash and cash equivalents

The carrying amounts are a good estimate of the fair value in short-term money market instruments. Bank account balances are not included in the figures.

Short-term borrowings

The carrying amounts are a good estimate of the fair value.

Long-term debt

The carrying amount of floating rate long-term debt approximates fair value. Pension loans are priced to par. Fixed rate long-term debts are priced using discounted cash flow analysis.

Currency options

The carrying amounts of currency options are calculated using year-end market rates and generally used option pricing models and thus the carrying amounts approximate fair values.

Foreign exchange forward contracts

The carrying amounts of forward contracts are calculated using year end market rates and thus the carrying amounts approximate fair values.

Interest rate swaps

The fair value of interest rate swaps have been calculated using discounted cash flow analysis. The carrying amount of interest rate swaps is the amount of net accrued interest.

Cross currency swaps

The fair value of cross currency swaps have been calculated using discounted cash flow analysis and year end FX rates. The carrying amount of cross currency swap is the FX differential between contracts rate and year end market rate and the amount of net accrued interest.

Note 25 Risk management contracts

Risk management contracts open at 31 Dec. 1999

Current value	31 Dec. 1999	31 Dec. 1998
Interest rate derivatives		
Forward agreements	0	3
Interest rate swap agreements	5	24
Interest rate options		0
Interest rate derivatives, total	5	27
Foreign exchange derivatives		
Forward agreements	6	25
Options:		
Purchased		1
Written		0
Cross currency swap agreements	71	54
Foreign exchange derivatives, total	77	80
Nominal value		
Interest rate derivatives		
Forward agreements	1,695	4,896
Interest rate swap agreements	799	792
Interest rate options		2,864
Interest rate derivatives, total	2,495	8,552
Foreign exchange derivatives		
Forward agreements	2,973	15,921
Options:		
Purchased		659
Written		248
Cross currency swap agreements	425	749
Foreign exchange derivatives, total	3,398	17,577
Maturity of interest rate swap contracts		
Under 1 year	87	96
1–5 years	350	434
5–10 years	362	220
Over 10 years		43
Total	799	792

Financial risk management policy

The following is the financial risk management policy in Stora Enso.

International industrial operations entail various forms of risks in the daily conduct of business. These risks are commercial as well as financial. The major financial risks are:

- Funding risk
- Interest rate risk
- Currency risks
  - *Transaction risk*
  - *Supply risk*

For Stora Enso, it is vital to be able to define and manage financial risks in view of the impact they may have on the net income and financial position. Financial risks should be managed in such a way that the Industrial Divisions can concentrate primarily on managing commercial risks.

Stora Enso Financial Services is responsible for the development and implementation of principles minimising Stora Enso's financial risks over the long term.

Funding risk

Funding risk is the risk of difficulties occuring in obtaining financing at a given time.

Risk reduction is achieved by funding net capital employed with long-term funding.

The risk is quantified by an analysis of the extent to which the capital employed is long-term funded. The relation between capital employed and long-term funds is expressed as the matching level.

Stora Enso's objective is to have a matching level exceeding 100% and an average maturity of long-term loans, including credit commitments, in the range of 3–5 years, with the aim of extending it further over time.

Interest rate risk

Interest rate risk is the risk that the reduced return on capital employed cannot be compensated for by reduced costs of finance this.

Risk reduction is obtained by fixing interest rates for periods shorter than 12 months.

Stora Enso's objective is to minimise the interest rate risk by fixing interest rates for periods of less than one year. The aim is that over time 20–40% of net debt should carry interest rates fixed for periods of longer than one year.

Currency risks

Stora Enso's income and financial position are affected by currency changes. A considerable part of the products are sold to countries other than those in which they are produced, creating a transaction risk.

Transaction risk

The transaction risk is the risk of a decrease Stora Enso's income due to changes in exchange rates.

Stora Enso's objective is to cover in the range of up to 6 months' net flows outside the Euro area. The exceptions are the GBP and USD which, due to their high exposure in Stora Enso, could be covered in the range of up to 12 months' net flows.

Responsibility for covering transaction risk has been decentralised to the Industrial Divisions of Stora Enso.

Translation risk

Translation risk means the risk that fluctuations in exchange rates negatively affect the value of Stora Enso's net foreign assets.

About 90% of net foreign assets are nominated within the future Euro-area (including DKK, GBP, GRD, SEK) and North American currencies. The remainder are in the emerging markets and represent an insignificant part of net foreign assets.

Stora Enso's objective is not to cover the Group's net foreign assets (equity).

Stora Enso Financial Services

Stora Enso Financial Services is a centralised unit which manages financial risks and services the industrial divisions of the Group. Financial Services is dividend into cash flow management, financial projects, funding, risk control and treasury operations.

Any deviations from the Risk Exposure given by the Industrial Division should be kept and reported in a separate market risk portfolio. The total market risk exposure may allow a maximum overnight impact of EUR 2 million on Stora Enso's income after tax. The risk is calculated using a method based on historical volatilities and correlations (VaR model), which is today used by Stora Enso.

Proprietary operations

Proprietary operations were dismantled by the end of 1999.

Guarantees and other Group support

The different kinds of agreements and legal instruments for managing financial risks and for proprietary trading operations are entered into in the name of any of the legal entities operated by Stora Enso Group Treasury. This normally requires support from the ultimate parent company.

Management of interest rate risks

The management of interest rate risks is centralised. The instruments used in managing interest rate risks are swaps, forward rate agreements, interest rate options and bond future agreements. The indicators used in analysing interest rate risks are the ratio between fixed and variable interest rates, and modified duration, which is monitored for each currency separately. The Group's objective is to minimise the interest rate risk by fixing interest rates for periods of less than one year. At the end of 1999, about 29% of the Group's loans were subject to fixed interest rates, 60% to variable interest rates and the remaining 11% pension liabilities. The Group's main loan currencies are EUR, SEK and USD.

Management of credit risks

Credit insurance has been obtained for customers in the main market areas in Western Europe, USA and Canada. In other market areas measures to reduce credit risks include letters of credit, prepayments and bank guarantees. Also export guarantees covering both political and commercial risks have been obtained from Finnvera. These export guarantees are used in connection with individual customers outside OECD area.

There are no major credit risk concentrations among accounts receivable as per year-end.

Supply risk

The Group's manufacturing operations depend upon obtaining adequate supplies of appropriate raw materials in a timely manner. Certain of the Group companies may at times be substantially dependent on a limited number of suppliers of key resources due to availability, locale, price, quality and other considerations. Also, from time to time suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

The Group works closely with its key suppliers around the world in attempt to mitigate supplier risks and also produces some of key resources in house.

If the Group was unable to obtain adequate supplies of raw materials in a timely manner or if there were significant increases in the costs of raw materials, the Group's results of operations could be adversely affected.

Note 26 Commitments and contingent liabilities

	Group 1999	Group 1998
On own behalf		
Pledges given	64.6	86.7
Mortgages	649.0	764.9
On behalf of associated companies		
Mortgages	1.0	1.0
Guarantees	11.6	112.9
On behalf of others		
Pledges given	2.5	
Guarantees	198.9	108.3
Other commitments, own		
Leasing commitments, in 2000	24.2	23.0
Leasing commitments, after 2000	92.6	100.5
Pension liabilities	3.4	2.5
Other commitments	45.5	17.8
Total		
Pledges given	67.1	86.7
Mortgages	650.0	766.0
Guarantees	210.5	221.2
Leasing commitments	116.8	123.5
Pension liabilities	3.4	2.5
Other commitments	45.5	17.8
Total	1,093.3	1,217.6
Contingent assets		
Surplus in Swedish pension system	28	

Stora Enso Oyj has undertaken to guarantee the leasing agreements relating to Stora Enso Barcelona SA to a maximum of EUR 38,136,376.34. The commitment extends until 23 December 2003.

Guarantees are made in the ordinary course of business on behalf of affiliated companies and others in certain limited circumstances. The guarantees are entered into with financial institutions and other credit grantors and generally obligate the Group to make payment in the event of default by the borrower. The guarantees have off-balance sheet credit risk which represents the accounting loss that would be recognised at the reporting date if counterparties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

The Group leases offices and warehouse space under various non-cancellable operating leases. Certain contracts contain renewal options. The future cost for contracts exceeding one year and for non-cancellable operating leasing contracts are as follows:

Total	2000	2001	2002	2003	2004	2004 after
116.8	24.2	19.7	16.4	14.4	6.8	35.3

Schweighofer Privatstiftung holds 26.5% of Stora Enso Timber Oy shares. Schweighofer Privatstiftung has a put option allowing them to sell their shares to Stora Enso Oyj at a predetermined price. The put option may be exercised between 1 January 2002 and 30 June 2006.

Stora Enso is a party to certain legal proceedings that have arisen in the normal course of business. There is no reason to believe that any single ongoing or expected legal or arbitration proceeding will have any material effect on Stora Enso´s results of operation or financial condition.

Contingencies

Stora Enso is a party to certain legal proceedings that have arisen in the normal course of business.

Stora Enso received a statement of objection from the European Commission relating to newsprint producers' operations during the period 1989–1995. Stora Enso has given its reply within the stipulated time schedule denying all allegations. Should the Company be found to have participated in a prohibited pricing behaviour, it would be subjected to a substantial fine. Management is currently not in a position to assess the final outcome of the investigation. No provision has been made in the accounts in relation to the matter.

Except for the administrative proceeding described above, there is no reason to believe that any single ongoing or expected legal or arbitration proceeding will have any material effect on Stora Enso's results of operations.

Note 27 Principal Stora Enso Group Companies at 31 December 1999

	Country	% of shares and voting rights held by the Group	% of shares held by the Parent company	Currency	The nominal currency value of shares 1,000	Book value 31 Dec. 99 1,000 EUR	Profit for the period 1,000 EUR
Stora Kopparbergs Bergslags AB	SE		98.7	SEK	1,676,156	4,738,102	217,279
Stora Enso Newsprint & Magazine Paper							
Stora Enso Publication Papers Oy Ltd	FI		100.0	EUR	135,391	186,689	– 2,396
Kymenso Oy	FI		100.0	EUR	2,523	6,728	– 1,134
Varenso Oy	FI		100.0	EUR	1,682	5,046	– 4
Stora Enso Sachsen GmbH	DE	100.0		EUR	51,129	55,196	5,788
Stora Enso Maxau GmbH & Co KG	DE	100.0		EUR	38,347	544,625	736
Stora Enso Langerbrugge NV	BE	100.0		EUR	23,550	15,850	23,008
Stora Enso Corbehem SA	FR	100.0		EUR	97,028	308,344	26,714
Stora Enso Kabel GmbH	DE	100.0		EUR	17,384	52,663	– 3,714
Stora Enso Reisholz GmbH	DE	100.0		EUR	4,602	13,549	– 1,593
Stora Enso Hylte AB	SE	100.0		SEK	200,000	334,609	4,413
Stora Enso Kvarnsveden AB	SE	100.0		SEK	150,000	239,070	– 4,125
Stora Enso Port Hawkesbury Ltd	CA	100.0		CAD	852,550	538,260	– 7,071
Stora Enso Fine Paper							
Stora Enso Fine Papers Oy	FI		100.0	EUR	84,094	162,857	33,419
Berghuizer Papierfabriek NV	NL	100.0		EUR	8,743	47,845	6,302
Stora Enso Fine Paper AB	SE	100.0		SEK	487,585	330,131	– 11,652
Stora Enso Nymölla AB	SE	100.0		SEK	142,727	153,820	6,383
Stora Enso Grycksbo AB	SE	100.0		SEK	125,000	17,496	4,607
Stora Enso Mölndal AB	SE	100.0		SEK	75,000	0	13,316
Stora Enso Uetersen GmbH	DE	100.0		EUR	9,715	28,632	– 316
Stora Enso Suzhou Paper Co Ltd	CN	60.7		USD	75,000	36,428	– 16,528
Stora Enso Packaging Boards							
Corenso United Oy Ltd	FI		71.0	EUR	18,628	26,019	2,157
Stora Enso Ingerois Oy	FI		100.0	EUR	33,638	79,048	7,600
Stora Enso Pankakoski Oy Ltd	FI	100.0		EUR	5,046	11,773	2,090
Laminating Papers Oy	FI		100.0	EUR	10,091	20,183	– 4,075
Stora Enso Barcelona S.A.	ES	100.0		EUR	41,332	39,332	5,190
Stora Enso Packaging Oy	FI		100.0	EUR	18,501	19,441	23,398
ZAO Pakenso	RU	100.0		RUR	137,865	13,363	– 3,371
Stora Enso Packaging AB	SE	100.0		SEK	30,000	23,265	3,831
Pakenso Baltica SIA	LV	100.0		LVL	570	833	– 814
Stora Enso Paperboard AB	SE	100.0		SEK	350,000	496,078	45,431
Stora Enso Fors AB	SE	100.0		SEK	180,000	113,921	3,964
Stora Enso Newton Kyme Ltd	GB	100.0		GBP	1,500	0	– 3,454
Stora Enso Timber							
Stora Enso Timber Oy Ltd	FI		73.5	EUR	39,098	148,506	12,247
Holzindustrie Schweighofer AG	AU	100.0		EUR	436	120,078	8,368
Puumerkki Oy	FI	100.0		EUR	8,241	21,042	137
Stora Enso Timber AB	SE	100.0		SEK	100,000	46,715	– 23,663
Stora Enso Pulp							
Kemijärven Sellu Oy	FI		100.0	EUR	8,409	28,592	6,130
Enocell Oy	FI		98.4	EUR	42,383	201,153	– 11,243
Stora Enso Pulp AB	SE	100.0		SEK	25,000	109,200	22,185
Celulose Beira Industrial SA	PT	100.0		EUR	772,802	76,089	25,074
Stora Enso Merchants							
Papyrus Merchants AB	SE	100.0		SEK	1,000	99,201	0
Papyrus AB	SE	100.0		SEK	21,000	90,511	849
Stora Enso Energy							
Pamilo Oy	FI		51.0	EUR	182	1,883	81
Stora Enso Energy AB	SE	100.0		SEK	100,000	114,040	– 15,010
Kopparkraft AB	SE	99.9		SEK	685,967	408,132	644
Stora Enso Forest							
AS Stora Enso Mets	EE		100.0	EEK	2,126	1,584	174
Stora Enso Skog AB	SE	100.0		SEK	25,000	196,328	17,271

Note 28 Employee benefit plan

Short-term employee benefits and equity compensation benefits

Most of the employees directly involved in production belong to labour unions. Customarily, collective wage agreements are negotiated between respective unions and the forest industry. Salaries for employees belonging to senior management are negotiated individually.

Stora Enso has following incentive systems:

In 1997, the company issued bonds with an aggregate value of FIM 1,000,000 (EUR 168,187,93) with warrants to 15 members of the senior management. For details, see note 21. Approximately 120 employees in managerial positions in two different categories had a bonus scheme based on synthetic options. The bonus was based on Stora Enso's weighted average share price on Helsinki Exchanges during 1 October 1999 to 31 December 1999. The variation level was from FIM 45 to 70 (EUR 7.57 to 11.77) per share. The bonus varied linearly between these share prices. FIM 70 (EUR 11.77) per share gives the maximum bonus of FIM 75,000 or 150,000 (EUR 12,614 or 25,228). The bonus was paid in January, 2000.

A profit-sharing scheme was available in 1999 to all permanent employees within the former STORA subgroup to the extent possible. From the portion of Group profit exceeding the equivalent of 12% return on capital employed, 10% will be set aside for the employees, although this shall not exceed one sixth of the dividend paid to shareholders. The scheme includes all countries where former STORA sub-group companies conducts operations, but exceptions are made for countries where other profit-sharing schemes exists.

Stora Enso applies an incentive system that takes into account the performance, development and results of the business units, as well as individual employee performance. Stora Enso's performance based bonus system is based on company profits and on the achievement of key business targets.

The management of divisions and business units have an annual bonus scheme based on the result of the respective division or business unit and the achievement of personal key targets in separately defined areas. The maximum bonus is two months salary. Employees participate in another bonus scheme in which the bonus is calculated as a certain percentage of each employee's annual salary, the maximum being 7%. All bonuses are discretionary and are not partially triggered if the results of the Group do not exceed a predetermined minimum level.

Bonus systems from 2000 onwards

From the year 2000 on the company has decided to continue the performance-based bonus system. Initially the system will cover Finland, Sweden and a few other countries and will later be implemented expanded depending on local practice and legislation.

Management

For middle and top management a bonus scheme exists of up to 20 - 40% of salary depending on the person's position in the company. The bonus is linked to the corporate ROCE target of 13% and individual business targets.

Option scheme for key personnel (1999)

In August, the company announced an annual share option scheme for about 200 key personnel. The scheme is an integrated part of the top management compensation structure. Participation and terms of future schemes will be decided separately each year. The 1999 scheme comprises synthetic options. The seven-year options may be exercised from 15 July 2002 to 15 July 2005 entitling the participant to cash compensation in the form of the difference between the strike price and the prevailing share price. The strike price is EUR 11.75 based on the average price in May-July plus a premium of 10%. The option scheme is financially hedged against an increase in the share price and will not dilute existing shares. The options are not transferable and expire if the employee leaves the company.

Post-employment benefits

Pension schemes

The Group has established a number of pension plans for its operations throughout the world. In Finland pension cover is arranged through Stora Enso's own pension funds and partly through Finnish insurance companies. In Sweden pension cover is arranged through book reserves in accordance with the Swedish "PRI/FPG System" which covers the vast majority of large Swedish corporations. Pension arrangements for companies outside Finland and Sweden are made in accordance with the regulations and practice of each country in question. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement benefits are generally a function of years of employment and final salary and coordinated with local national pensions.

The Group's policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. Under IAS the discount rate used in actuarial calculations of liability in book reserves have been adjusted to market rate. The Group has also some fully insured schemes and defined contribution schemes. The retirement age of the management of Group companies has been agreed at between 60–65 years. For members of the Executive Management Group the retirement age has been agreed at 60 years.

Defined benefit pension schemes

The amounts recognised in balance sheet are as follows:	31 Dec. 1999	31 Dec. 1998
Present value of funded obligations	334.2	295.8
Fair value of plan assets	– 302.3	– 281.5
Present value of unfunded obligations	548.9	523.2
Unrecognised actuarial gains/losses	3.5	2.1
Unrecognised prior service cost	– 8.9	– 7.9
Net liability in the balance sheet	575.5	531.7

The amounts recognised in balance sheet are as follows:	1 Jan.-31 Dec. 1999	31 Dec. 1998
Current service cost	18.4	
Interest cost	37.1	
Expected return on plan assets	– 10.4	
Net actuarial losses (-gains) recognised in year	– 19.3	
Losses curtailment	0.4	
Total included in staff costs	26.1	

Movements in the liability recognised in the balance sheet are as follows:	1 Jan.-31 Dec. 1999	31 Dec. 1998
Opening balance at the beginning of year	569.6	
Effect of adopting IAS 19		
Translation differences	26.2	37.9
Net expense recognised in the income statement	26.1	
Contributions paid	– 46.4	
Net liability at the end of the year	575.5	569.6

	31 Dec. 1999	31 Dec. 1998
Discount rate, %	5.0–7.3	5.0–6.5
Expected return on plan assets, %	5.5–8.0	6.0–8.0
Future salary increase, %	1.0–4.0	1.0–4.0
Future pension increase, %	1.5–2.8	1.5–2.8
Expected average remaining working lives of employees	11–18	12–18

Note 29 Earnings per share

Earnings per share were computed dividing profit for the period by the weighted average number of shares outstanding. Earnings per share - assuming dilution were computed assuming that all potentially dilutive securities were converted into shares at the beginning of each year. A reconciliation of the amounts included in the computation of earnings per share and diluted earnings per share is as follows:

Stora Enso Oyj's Annual General Meeting of shareholders held on 7 April 1997 decided to offer bonds with equity warrants up to maximum value of FIM 1,000,000 (EUR 168,187.93) for subscription by the company's management. The bonds mature in 2002 and carry interest at 4%. Each FIM 1,000 (EUR 168.19) bond carries one warrant entitling the holder to subscribe 3,000 of Stora Enso's series R shares at a subscription price of EUR 7.66.

	1999	1998	1997	1996
Profit of the period, EUR million	752.5	191.0	409.0	368.6
Number of shares	759,609,689	759,609,689	759,609,689	759,609,689
Earnings per share, EUR	0.99	0.25	0.54	0.49
Reconciliation of number of sharers				
Number of shares	759,609,689	759,579,689	759,579,689	759,579,689
Number of shares under warrants	2,970,000	3,000,000	3,000,000	3,000,000
Diluted number of shares	762,579,689	762,579,689	762,579,689	762,579,689
Diluted earnings per share				
Profit for the period, EUR million	752.5	191.0	409.0	368.6
Diluted number of shares	762,579,689	762,579,689	762,579,689	762,579,689
Diluted earnings per share, EUR	0.99	0.25	0.54	0.48

Note 30 Events subsequent to the balance sheet date

Stora Enso intends to cease production of board during at Mölndal April 2000 at which time the mill's resources will concentrate solely on the production of paper. Some 200 of the mill's 530 employees are affected by the shutdown. Codetermination discussions with local unions will be initiated immediately. The restructuring provisions made in the 1998 accounts will cover the cost of the shutdown.

In January 2000 Stora Enso Oyj and Fortum Oyj signed a letter of intent concerning the sale of the main part of Stora Enso's power assets outside the mills to Fortum group companies or designates. See note 2 segment information for more details.

In January Stora Enso Group reached an agreement to acquire Finnish paper merchant Paperi-Dahlberg Oy and Norwegian paper merchant Carl Emil A/S.

Stora Enso has sold its office building in Stockholm. The capital gain will amount to EUR 23.2 million before tax and will be entered in the first quarter of 2000.

Note 31 Other operating income

	1999	1998
Profit on sale of fixed assets	77.7	7.7
Rent	10.0	12.3
Insurance compensation	0.0	0.1
Subsidies	1.7	1.2
Other	48.6	49.9
	138.1	71.2

Note 32 Personnel expenses

	1999	1998
Wages and salaries	137.9	133.6
Pensions	28.3	35.9
Other statutory employees contributions	13.0	14.9
	179.2	184.4
Remuneration of members of the Board of Directors and CEO	1.1	1.7
Specification of pensions and other statutory employer contribution		
Pension expenses paid to pension funds		
Obligatory	22.2	26.6
Voluntary	2.0	3.2
Pension expenses paid to Insurance companies		
Obligatory	2.9	3.1
Voluntary	1.6	2.3
Top management pension arrangements	– 0.4	0.7
Other personnel costs		
Obligatory	13.0	14.9
	41.3	50.8
Average number of personnel	4,202	4,237

Note 33 Other operating expenses

	1999	1998
Loss on sale of fixed assets/shares *Included in other operating expenses*	– 0.2	– 0.3

Note 34 Net financing cost

	1999	1998
Dividend income	40.3	15.1
Interest income	107.0	139.6
Other financial income	0.4	5.7
Exchange gains and losses	14.2	– 1.3
Interest expenses	– 153.7	– 162.1
Other financial expenses	1.8	– 2.1
	10.0	– 5.1

Intergroup financial income and expenses at Parent company

	1999	1998
Dividend income		
Intergroup companies	31.6	3.0
Associated companies	3.4	8.6
Other	5.3	3.5
Total	40.3	15.1
Interest income from long-term investments		
Intergroup	91.4	127.2
Other	1.3	1.8
Total	92.7	129.1
Total income from long-term investments	133.1	144.2
Other interest income and financial income		
Intergroup	7.0	3.4
Other	7.7	12.8
Total	14.7	16.2
Total income from long-term investments and other interest income and financial income	147.7	160.4
Exchange rate difference on financial items	14.2	– 1.3
Value adjustments of long-term financial investments	1.8	– 2.1
Interest expense and other financial expenses	– 24.0	– 12.4
Other	– 129.8	– 149.7
	– 153.7	– 162.1
Financing net	10.0	– 5.1

Note 35 Depreciation

Depreciation according to plan

	1999	1998
Intangible rights	– 2.4	– 1.6
Goodwill	– 0.2	– 0.2
Other intangible assets	– 0.1	– 0.1
Buildings and structures	– 8.0	– 8.0
Machinery and equipment	– 58.7	– 55.2
Other tangible assets	– 4.8	– 4.3
	– 74.2	– 69.4

Note 36 Fixed assets and long-term investments

Parent company 1 Jan. – 31 Dec. 1999

	Other intangible assets	Land and water	Buildings and structures	Machinery equipment	Other tangible assets
Acquisition cost on 1 Jan.	23.0	611.6	249.6	925.9	114.1
Additions	6.1	1.1	4.4	34.5	34.3
Disposals		– 1.7	– 0.9	– 10.8	– 1.8
Acquisition cost on 31 Dec.	29.1	611.0	253.1	949.6	146.6
Accumulated depreciation on 1 Jan.	9.7		74.2	460.4	38.6
Depreciation according to plan	2.7		8.0	58.7	4.8
Accumulated depreciation on 31 Dec.	12.4		82.2	519.1	43.4
Carrying value at 31 Dec. 99	16.7	611.0	170.9	430.5	103.2
Carrying value at 31 Dec. 98	13.3	611.6	174.6	454.8	74.2

The carrying value of fixed assets for the parent company at 31 Dec. 1999 includes EUR 46.2 million leasing assets.

Accumulated depreciation difference by type of fixed assets at Parent company

	Other intangible assets	Land and water	Buildings and structures	Machinery equipment	Other tangible assets
Accum. depreciation difference at 31 Dec. 1998	4.3		24.2	94.4	7.2
Increase			3.0	34.3	2.0
Decrease	0.6			– 3.0	
Accum. depreciation difference at 31 Dec. 1999	3.7	0.0	27.2	125.7	9.2

Note 37 Stocks, shares and loans receivables

At Parent company

	1999	1998
Group companies		
Shares	5,761.8	5,629.8
Loans receivable	851.6	1,444.5
Total	6,613.4	7,074.3
Associated companies		
Shares	10.2	251.5
Loans receivable	1.3	23.9
Total	11.5	275.4

Note 38 Receivables from Management

Management

There are no receivables from Group Management

Note 39 Inventories

	1999	1998
Materials and supplies	88.3	93.5
Work in progress	16.7	12.5
Finished goods	42.6	52.3
Other inventories	1.3	5.0
	148.9	163.3

Note 42 Capitalised interest included in property, plant and equipment

	1999	1998
1 Jan.	5.5	7.1
Increase	0.3	
Depreciation 1 Jan. - 31 Dec.	– 1.6	– 1.6
31 Dec.	4.2	5.5

Note 40 Short-term receivables

	1999	1998
Accounts receivable		
Intergroup	110.8	102.1
Associated	3.8	9.5
Others	101.2	66.8
	215.8	178.4
Prepaid expenses and accrued income		
Intergroup	22.4	215.3
Associated	0.0	0.0
Others	86.0	58.5
	108.4	273.8
Other receivables		
Intergroup	330.6	3.6
Associated	0.0	4.5
Others	33.3	9.6
	363.9	17.7
Total short term receivables	688.1	469.9

Note 41 Short term investments and receivables

	1999	1998
Intergroup receivables		
Loan receivables	241.5	334.8
Other securities	1,983.6	78.0
Total	2,225.1	412.8
Receivables from associated companies	0.0	0.0
Loan receivables	1.2	0.9
Other securities	126.6	74.8
Total	2,352.8	488.5

Note 43 Shareholders' equity

	1999	1998
Share capital at 1 Jan.	1,277.5	523.2
Increase	0.1	754.3
Share capital at 31 Dec.	1,277.6	1,277.5
Share issue (options rights)	1.9	
Premium fund 1 Jan.	3,771.5	
Increase	0.2	3,771.5
Premium fund 31 Dec.	3,771.7	3,771.5
Reserve fund 1 Jan. and 31 Dec.	367.7	367.7
Revaluation reserve 1 Jan.	239.1	239.9
Decrease	– 37.9	– 0.8
Revaluation reserve 31 Dec.	201.2	239.1
Non-restricted equity 1 Jan.	693.2	535.2
Dividends paid	– 268.3	– 115.1
Profit for the period	340.8	273.1
Non-restricted equity 31 Dec.	765.7	693.2
Distributable funds		
Non-restricted equity	765.7	693.2
Untaxed reserves included in non-restricted equity		
Distributable funds 31 Dec.	765.7	693.2

Breakdown of share capital

	Series A	Series R	Total
31 Dec. 1997	116,729,125	194,361,705	311,090,830
Change from Series A to R	– 1,357,954	1,357,954	—
Conversion from Stora A and B shares	128,023,484	320,465,375	448,488,859
31 Dec. 1998	243,394,655	516,185,034	759,579,689
Change from Series A to R	– 34,443,467	34,443,467	—
Subscription (options rights)		30,000	30,000
31 Dec. 1999	208,951,188	550,658,501	759,609,689
Subscription (options rights)		246,000	246,000
26 Jan. 2000	208,951,188	550,904,501	759,855,689
Votes	208,951,188	55,065,850	264,017,038
Series A (1 vote/share)			
Series R (1 vote/10 shares, minimum 1 vote)			
Share capital at 31 Dec. 1999, EUR million	351.4	926.1	1,277.6

Note 44 Short term borrowings

	1999	1998
Other short term loans		
Intergroup	2,469.4	366.8
Associated companies	0.3	1.7
Others	213.1	68.3
	2,682.8	436.8
Other interest-bearing borrowings	321.2	273.1
Total	3,004.0	709.9

Note 45 Other current liabilities

	1999	1998
Advanced received		
Intergroup	0.0	0.0
Others	1.2	0.1
	1.2	0.1
Trade payables		
Intergroup	23.9	19.5
Associated	0.5	0.9
Others	91.3	78.5
	115.7	88.9
Other current liabilities		
Intergroup	0.5	38.8
Others	14.3	12.8
	14.8	51.6
Accrued liabilities and deferred income		
Intergroup	6.3	5.6
Associated	0.1	23.8
Others	87.9	92.4
	94.3	121.8
	226.0	272.4

Note 46 Commitments and contingent liabilities

	1999	1998
On own behalf		
Pledges given	12.6	8.7
Mortgages	423.1	600.9
On behalf of Group companies		
Guarantees	2,289.3	267.7
On behalf of associated companies		
Guarantees	9.6	111.7
On behalf of others		
Guarantees	96.9	1.9
Other commitments, own		
Leasing commitments, in 2000	2.4	2.4
Leasing commitments, after 2000	19.8	21.8
Pension liabilities	0.5	0.9
Total		
Pledges given	12.6	8.7
Mortgages	423.1	600.9
Guarantees	2,395.8	381.2
Leasing commitments	22.2	24.2
Pension liabilities	0.5	0.9
Total	2,854.2	1,015.9

Stora Enso Oyj has undertaken to guarantee the leasing agreements relating to Enso Española SA to a maximum of EUR 38,136,376.34. The commitments extends until 23 December 2003.

Proposal for the distribution of dividend

The consolidated balance sheet shows retained shareholders' equity at 31 December, 1999, of EUR 3,977.4 million of which EUR 2,590.2 million is distributable. Distributable shareholders' equity of the parent company was EUR 765,707,331.57 at 31 December 1999. The Board of Directors proposes to the Annual General Meeting that the profit for the financial period of EUR 340,801,360.13 be transferred to retained earnings and that dividend be distributed as follows:

Profits from previous periods	424,905,971.44
Profit for the financial period	340,801,360.13
To be placed at the disposal of the Board of Directors	– 1,000,000.00
Dividend of EUR 0.40 per share to be distributed to 759,855,689 shares	– 303,942,275.60
Retained earnings after distribution of dividend	**460,765,055.97**

Helsinki, 10 February, 2000

Claes Dahlbäck
Chairman

Krister Ahlström
Vice Chairman

Josef Ackermann

Harald Einsmann

Raimo Luoma

Paavo Pitkänen

Jan Sjöqvist

Marcus Wallenberg

Jukka Härmälä
CEO

Björn Hägglund
Deputy CEO

Auditors' report

To the Shareholders of Stora Enso Oyj

We have audited the accounting records, the financial statements and the administration of Stora Enso Oyj for the year ended 31 December 1999. The financial statements prepared by the Board of Directors and the President and Chief Executive Officer include a report of the Board of Directors, consolidated financial statements of the Stora Enso Group prepared in accordance with International Accounting Standards (IAS), and parent company financial statements prepared in accordance with prevailing rules and regulations in Finland (FAS), both including a balance sheet, an income statement, a cash flow statement and notes to the financial statements. Based on our audit, we express an opinion on these financial statements and on the parent company's administration.

We conducted our audit in accordance with Finnish Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. The purpose of our audit of the administration has been to examine that the members of the Board of Directors and the President and Chief Executive Officer have legally complied with the rules of the Finnish Companies' Act.

In our opinion, the consolidated financial statements prepared in accordance with International Accounting Standards (IAS) give a true and fair view of the Stora Enso Group's consolidated result of operations, as well as of the financial position. The consolidated financial statements are in accordance with prevailing rules and regulations in Finland and can be adopted.

The parent company's financial statements have been prepared in accordance with the Finnish Accounting Act and other rules and regulations and give a true and a fair view of the parent company's result of operations and financial position. The parent company's financial statements can be adopted and the members of the Board of Directors and the President and Chief Executive Officer of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable funds is in compliance with the Finnish Companies' Act.

Helsinki, 22 February 2000

SVH Pricewaterhouse Coopers Oy
Authorised Public Accountants

KPMG Wideri Oy Ab
Authorised Public Accountants

Pekka Nikula
Authorised Public Accountant

Hannu Niileksela
Authorised Public Accountant

Shares and shareholders

Share capital

In accordance with the Articles of Association, the minimum share capital of the company is FIM 5,000 million and the maximum FIM 20,000 million within which limits the share capital may be raised or lowered without amending the Articles. On 26 January 2000, the company's fully paid-up share capital entered in the Finnish Trade Register amounted to FIM 7,598.6 million. During the year, the share capital rose by FIM 2,760,000 as a result of a share issue based on warrants. As a consequence of the share issue and the conversion of A shares into R shares, the distribution of shares changed. The composition of Stora Enso's share capital is shown in the Change in share capital table (page 89).

[illegible]

The company's shares are divided between Series A and Series R shares. All shares carry equal rights to receive a dividend. The difference lies in voting rights. At an Annual General Meeting, each A share and each ten R shares entitle the holder to one vote. However, each shareholder has at least one vote. The nominal value of the shares is FIM 10 per share.

Under the Articles of Association, the company's A shares may be converted into R shares at the request of a shareholder on dates to be decided annually by the Board of Directors. During the conversion period of 6–24 September 1999 a total of 2,690 requests for conversion were made. On the basis of these requests 34,443,467 A shares were converted into R shares. In October–December, 276,000 R shares were issued against bonds with warrants issued to the management in 1997. Since 26 January 2000 numbers of shares and the distribution of the two series are as follows:

Series A	208,951,188
Series R	550,904,501
Total	759,855,689

The company's shares are entered in the Book-Entry Securities System maintained by the Finnish Central Securities Depository. On 31 December 1999, 371,666,280 of the company's shares were registered in the Swedish Securities Register Center as so-called VPC shares. For the purpose of trading or participation in an Annual General Meeting, the shares may be transferred from one system to the other by notifying the bank responsible for managing the shareholder's book-entry securities account.

Share listings

Stora Enso's shares are listed on the Helsinki and Stockholm stock exchanges. The shares are quoted in Helsinki in euro (EUR) and in Stockholm in euro (EUR) and Swedish crown (SEK).

Authorisations

The Board of Directors has currently no authorisation to issue shares, convertible bonds or bonds with warrants. The Board has no authorisation to purchase Stora Enso's own shares.

Option scheme for management (1997)

On 7 April 1997, the company issued bonds with warrants, with a maximum value of FIM 1,000,000, to 15 members of the senior management. Each FIM 1,000 bond carries one warrant entitling the holder to subscribe for 3,000 R shares at a subscription price of FIM 45.57 each. The exercise period is from 1 December 1998 to 31 March 2004. By the end of 1999, 276,000 R shares had been issued against warrants. If fully subscribed, the issue will increase the share capital by a maximum of FIM 30 million. The shares represent about 0.4% of the share capital or a maximum of 0.1% of the voting rights after the exercise of warrants.

Option scheme for key personnel (1999)

In August, the company announced an annual share option scheme for about 200 key persons. The scheme is an integrated part of the top management compensation structure. Participation and terms of future schemes will be decided separately each year. The 1999 scheme comprises synthetic options. The seven-year options may be exercised from 15 July 2002 to 15 July 2005 entitling the participant to cash compensation in the form of the difference between the strike price and the prevailing share price. The strike price is EUR 11.75 based on the average price in May–July plus a premium of 10%. The option scheme is financially hedged against an increase in the share price and will not dilute existing shares.

Management interests at 31 December 1999

At the end of 1999, members of Stora Enso's Board of Directors, the CEO and the DCEO owned an aggregate total of 54,684 Stora Enso shares, of which 19,275 were Series A shares. These shares represent 0.0% of the company's share capital and voting rights. The CEO also holds 133,000 bonds with warrants, entitling him to subscribe for 399,000 R shares representing 0.0% of the company's voting rights. The CEO holds 112,500 synthetic options. Members of the Management Group own a combined total of 53,204 shares and bonds with warrant

entitling to 1,149,000 series R shares. The Management Group's ownership represents 0.16% of the share capital after the exercise of warrants. The Management Group holds 973,720 synthetic options.

Shareholdings of other Group-related bodies at 31 December 1999

Enso's pension foundation owned 1,300,000 A shares. Stora Enso's profit-sharing scheme owned 315,140 Stora Enso A shares and 114,000 R shares. E.J. Ljungberg's Training Fund owned 1,880,540 A shares and 4,831,804 R shares. E.J. Ljungberg's Fund owned 39,534 A shares and 109,873 R shares. Stiftelsen Bergslagets Sjuk- och Hälsovårdskassa owned 626,269 A shares and 1,609,483 R shares. Mr. and Mrs. Ljungberg's Testamentary Fund owned 5,093 A shares and 13,085 R shares.

Shareholders

The major shareholders are the Finnish State, which owns 18.0% of the shares and 24.1% of the voting rights and the Swedish investment group, Investor AB, which owns 10.3% of the shares and 24.1% of the voting rights. After the five largest holders the free float of shares is about 56% and of votes 32%. In June 1998 the Finnish Parliament passed a resolution to abolish the provision requiring the State to hold a one-third interest in the company.

At the end of 1999 the company had approximately 65,000 shareholders. Ownership outside Finland and Sweden is 32% of the shares.

Share price performance and turnover

Stora Enso's R share price rose during the year by 126% (106% in Stockholm). During the same period the HEX General Index rose by 162%, the Helsinki portfolio index 66% and the HEX Forest Index by 93%. The SX General Index rose by 66% and Stockholm Forest Index by 63%.

On 30 December 1999, the closing prices on the Helsinki Exchanges were EUR 17.60 per A share and EUR 17.31 per R share. The closing prices on the Stockholm Stock Exchange were SEK 149.00 and SEK 146.00 respectively. The trading high in Helsinki was EUR 17.70 (30 Dec.) and the trading low EUR 6.60 per R share (25 Jan.). The volume weighted average price of the R share over the year was EUR 11.84 (SEK 99.67 in Stockholm), 42% higher than in 1998. In Helsinki, the trading volume totalled 287,636,231 shares (391,729,918 in Stockholm), the average daily volume being about 1,145,961 shares (1,560,677 in Stockholm). Total market capitalisation in Helsinki at the year end was EUR 13.2 billion.

Purchase of remaining STORA shares

In January 1999 Stora Enso initiated the compulsory redemption of STORA shares, offering to purchase STORA A and B at a price per share of SEK 88. During the year 8,231,180 shares were purchased for an aggregate price of EUR 83 million. At the year end Stora Enso held 98.7% of the shares. The compulsory redemption procedure has been referred to arbitration and is still under consideration.

Stora Enso share is included in at least the following indices:

HEX General Index	DJ Stoxx
FOX Index	DJ Euro Stoxx
HEX 20	DJ Stoxx Nordic 30
HEX Portfolio Index	DJ Sustainability Group Index
HEX Forest Index	Index FTSE
SX General Index	Norex 30
Stockholm Forest Index	

Trading codes and lots

	Helsinki Exchanges	Stockholm Stock Exchange
A share	STEAV	STE A and STE AE
R share	STERV	STE R and STE RE
Trading lot	100	200

Share price performance in Helsinki, monthly avarage

EUR

18
15
12
9
6
3

Series A
Series R

93 94 95 96 97 98 99

Volumes of Stora Enso R shares traded in 1999



Dec
Nov
Oct
Sep
Aug
Jul
Jun
May
Apr
Mar
Feb
Jan
10 20 30 40 50 60
million shares
Helsinki
Stockholm

Share price and turnover

30 December 1999	Closing price, SEK Series A	Closing price, SEK Series R	Closing price, EUR Series A	Closing price, EUR Series R	Cumulative turnover from 1 Jan. 1999, number Series A	Cumulative turnover from 1 Jan. 1999, number Series R
Helsinki Exchanges			17.60	17.31	28,348,798	259,287,433
Stockholm Stock Exchange	149.00	146.00	—	12.90*	90,825,743	300,904,175
Total turnover					119,174,541	560,191,608
% of total number of shares					50.9	106.6

*) 10 November 1999

Largest Shareholders as of 30 December 1999

	A shares	R shares	% of votes	% of shares
Finnish State	55,595,937	81,483,501	24.1	18.0
Investor AB	61,991,786	15,900,962	24.1	10.3
Social Insurance Institution of Finland	23,825,086	3,738,965	9.2	3.6
Sampo-Varma Group	20,250,785		7.7	2.7
Fourth General Pension Fund	7,318,308	8,732,091	3.1	2.1
Robur		54,522,146	2.1	7.2
Franklin Resources Inc.*)	848,981	36,124,746	1.7	4.9
Skandia Life	2,305,855	3,858,602	1.0	0.8
Erik Johan Ljungberg's Training Fund	1,880,540	4,831,804	0.9	0.9
Knut and Alice Wallenberg Foundation	1,670,467	2,387,000	0.7	0.5
Enso's pension foundation	1,300,000		0.5	0.2
SPP Insurance Company	12,400	7,782,652	0.3	1.0
Bergslaget's Sick and Healthcare Foundation	626,269	1,609,483	0.3	0.3
Handelsbanken's Pension Fund	635,000	1,180,000	0.3	0.2
Gamla livförsäkringsaktiebolaget (insurance company)	582,557	1,613,564	0.3	0.3
Pohjola Life Assurance Company Ltd	675,000	330,000	0.3	0.1
MP-Bolagen i Vetlanda AB	536,200	1,303,800	0.3	0.2
Finnish Cultural Foundation	600,000		0.2	0.1
Mutual Insurance Company Pension-Fennia	380,137	1,134,986	0.2	0.2
Svenska Handelsbanken Ab	395,763	246,150	0.2	0.1
20 largest in total	181,431,071	226,780,452	77.3	53.7
Other	27,520,117	323,878,049	22.7	46.3
Total	208,951,188	550,658,501	100.0	100.0

*) On 23 November

Distribution of shares, 30 December 1999

By shareholding, %	% of shares	% of voting rights	% of shareholders
Finnish institutions	28.4	44.3	1.9
Swedish institutions	32.2	39.1	4.5
Finnish private persons	1.5	1.7	22.2
Swedish private persons	5.6	3.8	70.1
Non-Finnish/Swedish owners	32.3	11.1	1.3
Total	100.0	100.0	100.0

By size of holding, Stora Enso A	Shareholders	%	Shares	%
1–100	2,036	31.90	99,583	0.05
101–1,000	3,384	53.02	1,378,377	0.66
1,001–10,000	869	13.61	2,305,906	1.10
10,001–100,000	69	1.08	1,644,140	0.79
100,001–1,000,000	15	0.23	4,359,277	2.09
1,000,001–	10	0.16	199,145,073	95.31
Total	6,383	100.00	208,932,356	100.00

According to Finnish Central Security Deposity

By size of holding, Stora Enso R	Shareholders	%	Shares	%
1–100	2,795	26.09	149,627	0.03
101–1,000	5,731	53.50	2,514,934	0.46
1,001–10,000	1,877	17.52	5,537,490	1.01
10,001–100,000	244	2.28	6,661,558	1.21
100,001–1,000,000	57	0.53	17,070,696	3.10
1,000,001–	8	0.07	518,683,740	94.19
Total	10,712	100.00	550,618,045	100.00

According to Finnish Central Security Deposity

By book-entry systems, number	Series A	Series R	Total
FCSD-registered (Finnish Central Securities Depository)	113,116,668	274,767,453	387,884,121
VPC-registered (Swedish Securities Register Center)*	95,815,688	275,850,592	371,666,280
FCSD waiting list	300	6,200	6,500
FCSD common account	18,532	34,256	52,788
Total	208,951,188	550,658,501	759,609,689

*) The VPC-registered shares are also FCSD-registered



Market capitalisation 1995-1999
EUR million
14 000
12 000
10 000
8 000
6 000
4 000
2 000
95
96
97
98
99
00
Earnings and dividend per share
EUR
1.40
1.20
1.00
0.80
0.60
0.40
0.20
95
96
97
98
99
Earnings/share
Dividend/share

Target is to pay out 1/3 of net profit over the cycle.
* Before non-recurring items

Change in share capital 1997–1999

	Share capital (FIM million)	Number of shares Series A	Number of shares Series R	Total
Enso Oyj, 31 Dec.1997	3,110.9	116,729,125	194,361,705	311,090,830
Conversion of 1,357,954 Enso Oyj series A shares into series R shares, 7–11 Sept. 1998		−1,357,954	1,357,954	
Conversion of STORA series A and B shares into Stora Enso Oyj series A and R shares, 23 Dec. 1998	1,374.0	128,023,484	320,465,375	448,488,859
Stora Enso Oyj, 31 Dec. 1998	7,595.8	243,394,655	516,185,034	759,579,689
Conversion of Stora Enso series A shares into series R shares, 6–24 Sept.1999		−34,443,467	34,443,467	
Subscription of new Stora Enso Oyj series R shares 26 Oct. 1999			30,000	759,609,689
Stora Enso Oyj, 31 Dec. 1999	7,596.1	208,951,188	550,658,501	759,609,689
Subscription of new Stora Enso Oyj series R shares (entered in the Finnish Trade Register 26 Jan. 2000)			246,000	759,855,689
Stora Enso Oyj, 26 Jan. 2000	7,598.6	208,951,188	550,904,501	759,855,689

Key share ratios 1995–1999

According to Helsinki Exchanges

		1999	1998	1997	1996	1995
Earnings/share*, EUR		0.99	0.25	0.54	0.49	1.33
Earnings/share, adjusted**, EUR		0.99	0.25	0.54	0.48	1.32
Equity/share, EUR		7.84	6.93	7.26	6.96	6.66
Dividend/share, EUR		0.40***	0.35	0.33	0.30	0.23
Payout ratio, %		40.4	140.4	62.2	62.7	17.5
Dividend yield, %	Series A	2.3	4.7	5.2	4.9	7.8
	Series R	2.3	4.6	5.2	4.9	7.8
Price / earnings (P/E)	Series A	17.8	30.1	7.2	8.2	2.9
	Series R	17.5	30.5	7.2	8.2	2.9
Share prices****, EUR	Series A					
	– closing price for the period	17.60	7.57	7.15	6.21	4.86
	– average price	11.21	9.14	7.75	6.09	6.02
	– highest price	17.60	11.77	9.86	6.48	7.01
	– lowest price	6.45	5.40	6.22	5.65	4.46
	Series R					
	– closing price for the period	17.31	7.67	7.10	6.22	4.88
	– average price	11.84	8.35	7.97	6.18	6.17
	– highest price	17.70	11.86	10.01	6.59	7.06
	– lowest price	6.60	5.30	6.17	5.68	4.46
Market capitalisation at year-end	Series A, EUR million	3,677	1,842	834	1,116	653
	Series R, EUR million	9,532	3,959	1,379	817	529
Total market capitalisation	at year-end, EUR million	13,209	5,801	2,214	1,933	1,182
Number of shares at the end of the period (thousands)	Series A	208,951	243,395	116,729	179,769	134,408
	Series R	550,659	516,185	194,362	131,322	108,445
Total number of shares		759,610	759,580	311,091	311,091	242,853
Adjusted number of shares, average for the period	Series A	234,052	—	174,415	179,769	134,408
	Series R	525,557	—	136,676	131,321	108,445
Share turnover, (1,000)	Series A	28,349	12,749	16,321	17,305	30,720
% of total number of share*****		—	—	9.4	9.6	22.9
	Series R	259,287	87,113	109,698	74,971	81,677
% of total number of share*****		—	—	80.3	57.1	75.3

* *1998 earnings per share before non-recurring items were EUR 0.79 and the payout ratio 44.6.*
** *After potential increase of three million shares due to share options (IAS 33)*
*** *Board of Directors' proposal to the Annual General Meeting*
**** *Ratios based on market information are calculated from Enso Oyj's figures before 29 December 1998.*
***** *1999 figures are shown on page 87 and 1998 figures are not available due to the merger on 28 December 1998.*
Year 1995 ratios calculated from Enso-Gutzeit Oy's figures.

Board of Directors



Front row, from left to right:
Krister Ahlström, Jukka Härmälä, Claes Dahlbäck and Björn Hägglund.

Back row, from left to right:
Raimo Luoma, Jan Sjöqvist, Josef Ackermann, Marcus Wallenberg and Paavo Pitkänen.

(Missing from the photo Harald Einsmann)

Claes Dahlbäck

Chairman

Born 1947. M.Sc. (Ec.), D.Ec. (h.c.).
Vice Chairman, Investor; Chairman, Vin & Sprit, EQT and Gambro; Vice Chairman of SEB.
Number of shares held in Stora Enso: 2,541 A and 9,529 R.

Krister Ahlström

Vice Chairman

Born 1940. M.Sc. (Eng), D.Eng. (h.c.).
Former Chairman and CEO, A. Ahlstrom Corporation; Chairman of the Board, Maizels MeritaNordbanken; Vice Chairman of the Board, Fortum Corp; Vice Chairman of the Supervisory Board, Sampo Insurance Company; Member of the Supervisory Board, Merita Bank.
Number of shares held in Stora Enso: 1,500 A.

Josef Ackermann

Born 1948. Dr. (Oec).
Member of the Group Board of Deutsche Bank; Member of the Supervisory Board, Linde, EUREX Zurich, Mannesmann and several other international institutions.
Number of shares held in Stora Enso: 1,300 R.

Harald Einsmann

Born 1934. Ph.D. (Econ.).
Member of the Board, EMI Group, UK, Tesco Ltd, UK, BAT Ltd, IBM UK (Advisory Board); Member of the Advisory Board, University of Boston in Brussels; Member of the Board, Festival of Flanders.
Number of shares held in Stora Enso: 0.

Björn Hägglund

Deputy CEO

Born 1945. Dr. of Forestry.
Chairman of the Employers' Federation of Swedish Forest Industries; Member of the Board, Federation of Swedish Industries, Swedish Employers' Confederation and Swedish University of Agricultural Sciences; Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Agriculture and Forestry.
Number of shares held in Stora Enso: 7,877 A and 14,618 R.
Number of synthetic options: 93,750.

Jukka Härmälä

CEO

Born 1946. B.Sc. (Econ.), D.Eng. (h.c.).
Vice Chairman, Confederation of Finnish Industry and Employers; Member of the Board, Finnish Forest Industries Federation; Chairman of the Board of the Sampo Insurance Company; Vice Chairman of the Board of Finnlines; Member of the Supervisory Board, Merita Bank.
Number of shares held in Stora Enso: 3,000 R and warrants entitling to 399,000 R shares.
Number of synthetic options: 112,500.

[illegible]

Born 1959. Master of Laws, Attorney-at-Law, LL.M. (Brussels).
Partner and Vice Chairman of the Board, Asianajotoimisto Krogerus & Pirilä Oy.
Number of shares held in Stora Enso: 0.

Paavo Pitkänen

Born 1942. M.Sc. (Math.).
President and CEO, Varma-Sampo Mutual Pension Insurance Company; Member of the Board, Metra, Partek and Sampo Insurance Company; Vice Chairman of the Supervisory Board of Alma Media. Member of the Supervisory Board, Kesko Corporation.
Number of shares held in Stora Enso: 3,800 A.

Jan Sjöqvist

Born 1948. MBA.
President and CEO, NCC; Member of the Board, NCC.
Number of shares held in Stora Enso: 508 A and 943 R.

Marcus Wallenberg

Born 1956. B.Sc. (Foreign Service).
President and CEO, Investor; Vice Chairman, Ericsson and Saab; Member of the Board, Astra, AstraZeneca, Investor, Scania, the Knut and Alice Wallenberg Foundation, SEB, SAS Assembly of Representatives and Volvo.
Number of shares held in Stora Enso: 3,049 A and 6,019 R.

Management Group





















1 Jukka Härmälä
CEO
Born 1946. Employed by Enso 1970-84 and 1988-98.
Number of shares held in Stora Enso: 3,000 R. Warrants entitling to 399,000 R shares. Number of synthetic options: 112,500.

2 Björn Hägglund
Deputy CEO
Born 1945. Joined STORA in 1991.
Number of shares held in Stora Enso: 7,877 A and 14,618 R.
Number of synthetic options: 93,750.

3 [illegible]
Senior Executive Vice President, Strategy and Business Development
Born 1941. Joined Enso in 1986.
Number of shares held in Stora Enso: 0. Warrants entitling to 180,000 R shares. Number of synthetic options: 46,900.

4 Kai Korhonen
Senior Executive Vice President, Newsprint
Born 1951. Joined Enso in 1977.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 46,900.

5 Pekka Laaksonen
Senior Executive Vice President, Packaging Boards
Born 1956. Joined Enso in 1979.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 46,860.

6 Esko Mäkeläinen
Senior Executive Vice President, Financial Control and Legal Affairs
Born 1946. Joined Enso in 1970.
Number of shares held in Stora Enso: 1,900 A and 3,169 R.
Warrants entitling to 180,000 R shares.
Number of synthetic options: 46,900.

7 Ingvar Petersson
Senior Executive Vice President, Financial Services and IT, Base Resources
Born 1941. Joined STORA in 1986.
Number of shares held in Stora Enso: 2,602 A and 6,251 R.
Number of synthetic options: 46,900.

8 Bernd Rettig
Senior Executive Vice President, Magazine Paper
Born 1956. Joined STORA in 1982.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 46,900.

9 Yngve Stade
Senior Executive Vice President, Corporate Support
Born 1947. Joined STORA in 1994.
Number of shares held in Stora Enso: 254 A and 471 R.
Number of synthetic options: 46,900.

10 [illegible]
Senior Executive Vice President, Fine Paper
Born 1941. Joined Enso in 1964.
Number of shares held in Stora Enso: 1,000 A.
Warrants entitling to 150,000 R shares.
Number of synthetic options: 49,350.

Executive Management Group consists of people above.

Management Group



11



12



13



14



15



16



17



18



19



20



21

11 Lars Bengtsson
Executive Vice President, Fine Paper
Born 1945. Joined STORA in 1986.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 46,900.

12 Magnus Diesen
Senior Vice President, Corporate Strategy and Investments
Born 1944, Joined Enso in 1988.
Number of shares held in Stora Enso: 0.
Warrants entitling to 30,000 R shares.
Number of synthetic options: 32,900.

13 Seppo Hietanen
Executive Vice President, Asia Pacific
Born 1945. Joined Enso in 1976.
Number of shares held in Stora Enso: 2,000 R. Warrants entitling to 75,000 R shares. Number of synthetic options: 32,900.

14 Kari Holmberg
Executive Vice President, Continuous Productivity Improvement
Born 1948. Joined STORA in 1980.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 32,900.

15 Sven von Holst
Senior Vice President, Marketing and Sales
Born 1948. Joined STORA in 1995.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 32,900.

16 Jyrki Kurkinen
Senior Vice President, Legal Affairs
Born 1948. Joined Enso in 1979.
Number of shares held in Stora Enso: 2,648 A and 5,920 R.
Warrants entitling to 75,000 R shares.
Number of synthetic options: 32,900.

17 Arno Pelkonen
Executive Vice President, Timber Products
Born 1954. Joined Enso in 1984.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 46,860.

18 Sten Rosman
Executive Vice President, Merchants
Born 1945. Joined STORA in 1991.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 32,900.

19 Kari Vainio
Executive Vice President, Communications and Investor Relations
Born 1946. Joined Enso in 1985.
Number of shares held in Stora Enso: 5 A and 1,200 R.
Warrants entitling to 60,000 R shares.
Number of synthetic options: 32,900.

20 Christer Ågren
Executive Vice President, Human Resources
Born 1954. Joined STORA in 1993.
Number of shares held in Stora Enso: 0.
Number of synthetic options: 32,900.

21 Bernt Östlund
Executive Vice President, Pulp
Born 1948. Joined STORA in 1986.
Number of shares held in Stora Enso: 101 A and 188 R.
Number of synthetic options: 32,900.

Group profile

Stora Enso Oyj, domiciled in Finland, is one of the world's leading forest products companies. Core businesses include magazine paper, newsprint, fine paper and packaging boards. In these product areas the Group holds a leading global market position. Stora Enso also conducts extensive sawmilling operations. The Group has annual sales of approximately EUR 10.5 billion and some 40,000 employees in more than 40 countries. The company's shares are listed on the Helsinki and Stockholm stock exchanges.

Group structure



Corporate Support
Yngve Stade
Base Resources
Ingvar Petersson
Human Resources
Christer Ågren
Continuous Productivity Improvement
Sten Holmberg
Jukka Härmälä, CEO
Björn Hägglund, Deputy CEO
Accounting and Legal Affairs
Esko Mäkeläinen
Finance and IT
Ingvar Petersson
Strategy and Business Development
Kimmo Kalela
Communications and Investor Relations
Kari Vainio
Magazine Paper
Bernd Rettig
Newsprint
Kai Korhonen
Fine Paper
Jouko Taukojärvi
Lars Bengtsson
Packaging Boards
Pekka Laaksonen
Timber
Arno Pelkonen
Pulp
Bert Östlund
Merchants
Sven Rosman
Asia - Pacific
Seppo Hietanen

Group worldwide presence


Packaging boards
Magazine paper
Timber
Merchants
Newsprint
Fine paper
Market pulp
Sales Companies

Corporate governance

The principles of Stora Enso's corporate governance policy comply with the Finnish Companies Act, which the policy supplements.

The Board of Directors, the Chief Executive Officer (CEO) and the Deputy Chief Executive Officer (Deputy CEO) are responsible for the management of the company. The duties of the various bodies within the company are determined by the laws of Finland and by the corporate governance policy decided by the Board of Directors.

The other governance bodies have an assisting and supporting role.

Stora Enso prepares annual and interim financial accounts conforming to international accounting standards and published in Finnish, Swedish and English.

Stora Enso is managed from dual headquarters in Sweden and Finland.

Stora Enso has two auditors.

To the fullest extent possible, corporate actions and corporate records are taken and recorded in English.

Governance bodies

The decision-making bodies with responsibility for managing the company are:

Board of Directors

- Compensation Committee

  The main decision taken by the committee in 1999 was the approval of the future compensation policy of the Group. In addition it approved the 1999 remuneration of an identified group of 200 key employees.

CEO and Deputy CEO

- Executive Management Group (EMG)
- Management Group (MG)
- Investment Committee
- Environmental Committee
- R&D Committee

Day-to-day operational responsibility rests with the divisional managements and their operations teams.

Objectives and composition of governance bodies

Board of Directors

Stora Enso is managed by a Board of Directors under international two-tier corporate governance principles.

The Board of Directors consists of 10 ordinary members: 8 non-executives and 2 executives. The members are appointed by the Annual General Meeting for a one-year term.

The Board convened 8 times in 1999.

The Board supervises the operation and management of Stora Enso and decides upon significant matters concerning strategy, investments, organisation and finance.

The Board is responsible for the management and proper organisation of the operations of the company. It is likewise responsible for the proper supervision of the accounting and the control of the financial matters of the company.

The Board elects a Chairman and a Vice-Chairman from among its members and appoints a CEO, deputy CEO and heads of divisions and staff functions. The Board approves the organisational structure of the company.

The Board appoints the Compensation Committee.

Chief Executive Officer (CEO)

The CEO is in charge of the day-to-day management of the company in accordance with instructions and orders issued by the Board of Directors. It is the duty of the CEO to ensure that the company's accounting methods comply with the law and that financial matters are handled in a reliable manner.

The CEO is in charge of the following: strategy (long-range planning and investments), finance and financial planning, corporate communications, investor relations, preparatory work with regard to Board meetings. In addition he supervises decisions regarding personnel and other important operational matters.

Deputy Chief Executive Officer (Deputy CEO)

The Deputy CEO acts as deputy to the CEO. The Deputy CEO is in charge of operational matters as follows: monitoring and coaching of the divisions, corporate support functions (purchasing, logistics), resources (wood, energy), R&D, environmental matters and human resources.

Executive Management Group (EMG)
The Executive Management Group is chaired by the CEO. It consists of the Deputy CEO, four divisional heads (Magazine Paper, Newsprint, Fine Paper, Packaging Boards) and the heads of the following staff functions: Strategic Business Development Group, Financial Administration and Legal Matters, Finance, IT and Base Resources, Corporate Support.

The EMG's tasks and responsibilities are as follows: investment planning and follow-up, control of mergers and acquisitions and divestments, preparation of strategic guidelines, allocation of resources, review of key day-to-day operations and operational decisions, preparatory work with regard to Board meetings, review of main aspects of sales network.

The EMG convened 6 times in 1999.

Management Group (MG)
The tasks and responsibilities of the Management Group are to review the budget, strategy and daily business development. The members of the Management Group are as follows: the members of the EMG and divisional heads as well as heads of staff functions.

The CEO may also appoint additional members.

The Management Group convened 6 times in 1999.

Investment Committee
The Investment Committee is chaired by the head of the Strategic Business Development Group. Committee members are appointed by the CEO.

The tasks and responsibilities of the Investment Committee are as follows: the coordination of investment planning and the approval process, the coordination of the investment completion audit and follow-up process, participation in the planning and execution of large investment projects and the making of recommendations regarding funds available for investments.

The Investment Committee convened 11 times in 1999.

The committee has formulated instructions for the feasibility assessment of large investments to support the Group investment guidelines, and to emphasise the importance of thorough investment planning. The committee has investigated all large investment proposals and allocations of divisional funds before decision.

Environmental Committee
The Environmental Committee is chaired by the Deputy CEO. Committee members are appointed by the CEO.

The purpose and tasks of the Environmental Committee are as follows: to formulate and communicate corporate environmental strategy and policy for divisions, to coordinate relations and communication with governmental / non-governmental organisations, and other stakeholders, to establish environmental management procedures, to produce the annual Environmental Report.

The Environmental Committee convened 4 times in 1999.

The Committee prepared a Group Environmental and Social responsibility policy, which was approved by the Management Group. It is also defined principles of Forest Certification and Genetic Engineering respectively. The Committee agreed on workplan and budgeting of the shared Group level resource Stora Enso Environmental and decided to install an Environment Coordination Team to further strengthen knowledge management.

R&D Committee
The R&D Committee is chaired by the deputy CEO. Members are appointed by the CEO.

The purpose and tasks of the R&D Committee are as follows: to assist the Group's businesses to achieve and maintain quality and productivity leadership by facilitating high-quality R&D to monitor technology and future-oriented product development, to recommend the extent of overall R&D activities within the Group.

The R&D Committee convened 4 times in 1999.

The Committee defined the principles for funding and steering joint Group level R&D resources, the main guidelines for participating in joint R&D. It has begun the process of defining R&D strategy, core competencies and key capabilities of the Group.

Auditors
Auditors of Stora Enso Oyj are SVH Pricewaterhouse Coopers Oy (Certified Public Accountants) with Pekka Nikula, CPA, as the principal auditor and KPMG Wideri Oy Ab with Hannu Niileksela, CPA, as the principal auditor.

Information on management remuneration is given in note 6 and details of management share ownership on page 92–93.

Capacity specification 2000

Mill	Location	Grade	Capacity
Magazine paper, *1,000 tonnes*			**3,175**
Anjala	FI	MFC	145
Corbehem	FR	LWC	515
Kabel	DE	LWC, MWC, HWC	595
Kotka	FI	MFC	145
Kvarnsveden	SE	SC	110
Langerbrugge	BE	SC	115
Maxau	DE	SC	365
Port Hawkesbury	CA	SC	350
Reisholz	DE	SC	210
Summa	FI	SC	80
Veitsiluoto	FI	LWC, MWC	405
Wolfsheck	DE	Wallpaper	50
Wolfsheck	DE	SC	90
Newsprint *1,000 tonnes*			**3,295**
Anjala	FI	News, Impr. news, book	355
Hylte	SE	News	805
Kvarnsveden	SE	News, Impr. news	580
Langerbrugge	BE	News	130
Maxau	DE	News	225
Port Hawkesbury	CA	News	185
Sachsen	DE	News, Directory	310
Summa	FI	News, Impr. news	420
Varkaus	FI	News, Impr. news, Directory	270
Wolfsheck	DE	News	15
Fine paper, *1,000 tonnes*			**3,215**
Berghuizer	NL	Uncoated	175
Grycksbo	SE	Coated	240
Imatra	FI	Coated	90
Imatra	FI	Uncoated	200
Mölndal	SE	Uncoated	35
Mölndal	SE	Coated	65
Nymölla	SE	Coated	150
Nymölla	SE	Uncoated	300
Oulu	FI	Coated	810
Suzhou	CN	Coated	140
Uetersen	DE	Coated	245
Varkaus	FI	Coated	80
Varkaus	FI	Uncoated	220
Veitsiluoto	FI	Uncoated	470
Packaging boards, *1,000 tonnes*			
Baienfurt	DE	FBB	175
Barcelona	SP	WLC	145
Fors	SE	FBB	320
Gruvön	SE	SC, Fluting, Kraft Papers	535
Heinola	FI	Fluting	260
Imatra	FI	LPB, SBS, FBB	815
Inkeroinen	FI	FBB	185
Mölndal	SE	FBB	45
Newton Kyme	UK	FBB	35
Pankakoski	FI	FBB, Coreboard, Liner	95
Skoghall	SE	LPB, WTL, FBB	550
Total			**3,160**
Imatra	FI	Laminating papers	25
Kotka	FI	Laminating papers	140
Total			**165**
Pori	FI	Coreboard	100
St. Seurin-sur-l'Isle	FR	Coreboard	75
Varkaus	FI	Coreboard	85
Total			**260**

Mill	Location	Grade	Capacity
Core Factories, *1,000 tonnes*			**95**
Imatra	FI		5
Krefeld	DE		25
Loviisa	FI		25
Mandriladora Tolosana	SP		15
Milton-Keynes	UK		10
Pori	FI		15
Converting factories, *1,000 tonnes*			**303**
Balabanovo	RU		45
Ensopack LTD	BB		3
Grudiadz	PL		10
Heinola	FI		30
Jönköping	SE		35
Kaunas	LI		10
Lahti	FI		60
Riga	LT		20
Ruovesi	FI		10
Skene	SE		35
Tallinn	EE		5
Tiukka	FI		10
Uni-Pak oy	FI		10
Vikingstad	SE		20
Market pulp, *1,000 tonnes*			**2,410**
Celbi	PT	Short-fibre (euca)	280
Enocell	FI	Short and long-fibre	630
Gruvön	SE	Long-fibre	70
Kemijärvi	FI	Long-fibre	215
Keräyskuitu	FI	DIP	70
Norrsundet	SE	Long-fibre	295
Nymölla	SE	Long-fibre	45
Oulu	FI	Long-fibre	60
Sachsen	DE	DIP	65
Skutskär	SE	Short, long-fibre and fluff pulp	520
Sunila (50%)	FI	Long-fibre	160

Mill	Location	Grade	Capacity	Further processing capacity
Timber products, *1,000 m³*			**5,315**	**1,280**
Ala	SE	Redwood	355	10
Amsterdam	NL			110
Bad St Leonhard	AT	Central European Timber	260	
Brand	AT	Central European Timber	255	180
Gruvön	SE	Whitewood, redwood	300	
Honkalahti	FI	Redwood	420	110
Imavere*	EE	Whitewood, redwood	260	
Kitee	FI	Whitewood	360	
Kopparfors	SE	Whitewood	245	
Koski**	FI	Redwood	80	
Kotka	FI	Whitewood	240	60
Lamco***	AT			100
Linghed	SE	Redwood	45	
Plana	CZ	Central European Timber	240	130
Sollenau	AT	Central European Timber	305	180
Tolkkinen	FI	Whitewood	270	
Uimaharju	FI	Redwood	270	
Varkaus	FI	Whitewood	310	
Veitsiluoto	FI	Redwood	210	
Ybbs	AT	Central European Timber	565	345
Zdirec	CZ	Central European Timber	325	55

* 33% owned by Stora Enso
** 51% owned by Stora Enso
*** 51% owned by Stora Enso/Schweighofer Privatstiftung

Glossary of technical terms

General

Long-fibre: Wood raw material of pine or spruce for the production of pulp.

Short-fibre: Wood raw material consisting mainly of birch, beech or eucalyptus for the production of pulp.

Recycled fibre: Wastepaper that has first been defibrated and then deinked through chemical or mechanical processing.

Wastepaper: Used newspapers and magazines (for the production of printing papers), and office and printers' waste (for fine papers).

m^3: The commercial measurement for pulpwood. It refers to the actual solid volume of wood excluding bark, in cubic metres.

m^3 fo: Measurement used for standing tree. It refers to the total tree volume, bark and top included, in forest cubic metres.

Coating: Applied to give smoother, glossier surface to and improve the printability of paper or board. A layer of coating slip or pigment is applied to one or both sides of the paper/board.

Pulp

Sulphate (kraft) pulp: Chemical pulp produced by cooking woodchips in an alkaline solution of sodium hydroxide and sodium sulphide.

Sulphite pulp: Chemical pulp produced by cooking woodchips in a solution of calcium-, sodium- or magnesium-sulphite.

Mechanical pulp: Produced from debarked wood which is either applied to a grindstone under water pressure (SGW, stone groundwood pulp), or cut into chips and ground in refiners, when the fibres are liberated and produce a pulp.

TMP: Thermomechanical pulp. A mechanical pulp produced by the pressurised presteaming of woodchips prior to defibration in a refiner.

DIP: Deinked pulp. A wastepaper pulp which has been deinked through chemical or mechanical processing.

CTMP: Chemi-thermomechanical pulp is produced by refining chemically impregnated, preheated woodchips.

NS: Neutral sulphite, semi-chemical pulp is produced by cooking in a neutral sulphite solution.

Fluff pulp: A special sulphate (kraft) or CTMP pulp used for absorbent materials, such as diapers and feminine hygiene products. After dry defibration the pulp takes on a cotton-like appearance.

Bleaching: During the cooking process, the binding agent lignin is removed from the wood. The lignin residue and other substances remaining after cooking tend to discolour the pulp brown or yellow. Bleaching using, for example, chlorine dioxide, hydrogen peroxide and ozone, provides the pulp with the desired brightness and protection against aging.

ECF: Elementary Chlorine Free. Pulp which has been bleached using, for example, chlorine dioxide and not elementary chlorine (chlorine gas).

TCF: Totally Chlorine Free bleached pulp. Pulp in which neither chlorine nor any chlorine compounds have been used during bleaching.

Oxygen bleaching: A bleaching process using oxygen gas, alkali solution and stabilising substances.

Magazine paper

SC: Super Calendered, an uncoated paper produced from mechanical pulp, sulphate (kraft) pulp and filler (china clay) which is treated mechanically between steel rolls to give a glossy printing surface. Used primarily for periodicals and advertising materials.

LWC, MWC, HWC: Light-weight, medium-weight and heavy-weight coated papers are produced from mechanical and chemical pulp. The paper is coated to provide a high quality printing surface. Used for special and general interest magazines, catalogues and advertising materials.

MFC: Machine-finished and machine-finished coated papers are produced from mechanical and chemical pulp. The soft calendering gives a matt finish to the surface. Used for special and general interest magazines, catalogues and advertising materials.

Newsprint

Various furnish mixes are used for newsprint production. Newsprint may contain recycled fibre (up to 100%), mechanical pulp (TMP, SGW pulp) and sometimes also sulphate (kraft) pulp.

Fine paper

Fine papers: Printing, writing and office papers of the finest quality, produced from a bleached chemical pulp with very little or no mechanical pulp. May be either coated or uncoated.

Coated fine papers: Fine papers with a pigmented surface layer which increases the uniformity of the printing surface and provides improved printing properties, particularly for the reproduction of illustrations.

Recycled fibre-based fine papers: Uncoated fine papers produced from pulps based on recovered and recycled office and printing wastepapers.

Label papers: One-side machine-coated or cast-coated papers for labels for the beverage and food industry.

Packaging boards

Folding Boxboard (FBB): A multilayer board, often mineral coated, with an outer layer of sulphate (kraft) pulp and middle layer of mechanical pulp (groundwood, pressure groundwood or TMP). In the top grades also CTMP pulp may be used. Used primarily for consumer cartons for packaging dry and moist foods, cigarettes and other consumer products. The board is also used in the graphic industry for catalogue covers, postcards and folders, etc.

Solid Bleached Sulphate Board (SBS): A board consisting of one or several layers of bleached chemical pulp, often also pigment coated. Used in the graphic industry and for various consumer cartons for packaging dry and moist food products. In the non-food sector SBS boards are typically used for cigarette and luxury goods cartons.

Solid Unbleached Sulphate Board (SUS): Boards consisting of a bleached chemical pulp top layer, an unbleached back and unbleached chemical and/or mechanical pulp middle layers are used for food and non-food cartons.

Coated Kraft Back Boards (CKB): Board consisting of either bleached chemical pulp or a mineral-coated top layer or both, an unbleached back and a middle layer of unbleached chemical and/or mechanical pulp. CKB is used for packaging food and non-food products.

Liquid Packaging Boards, milkstock (LPB): Any of the above grades, FBB, SBS, SUS and CKB is used to pack liquid food and non-food products. They are plastic coated for fresh beverages and often laminated for long-life beverages. They are used by all major liquid packaging systems.

Cupstock: FBB and SBS boards are used for papercup production. The boards are plastic coated and suitable for cold or hot beverages and for food and non-food packaging.

White Lined Chipboard (WLC): Boards made mainly or wholly from recovered fibres, often mineral coated, and used for consumer cartons for dry food and non-food products.

Greyboard: Boards made of recovered fibres and used for cartons and boxes in various packaging applications, such as dividers, display boards and for book binding. They are often laminated with other papers and boards.

Plastic coating and laminating: Papers and boards may be coated by polymers, typically polyethylene, and/or laminated with other materials, typically aluminium foil, plastic film or other paper and board. Plastic coating and laminating provides barrier and other functional properties, making it possible to select raw material for a specific end use from alternative paper groups.

Kraftliners: Unbleached Kraftliner is produced from unbleached sulphate (kraft) pulp, and used for corrugated board. Fully Bleached Kraftliner is produced from bleached sulphate pulps and is used as top layer in corrugated boards. White Top Liner and White Mottled Kraftliner have bleached top layers and unbleached body and are typically used as the surface layer for corrugated board. The surface of White Top Coated liner is additionally coated with mineral pigments to improve printability for high demand uses.

Testliners: Testliners are linerboards made partly or wholly from recovered fibres. The range, covering unbleached, white top, mottled and coated grades, is used by the corrugated board industry.

SC fluting: Boards made from unbleached semi-chemical pulp and used as a middle layer for corrugated board.

Wellenstoff: Boards made from recovered fibres and used as a middle layer of corrugated board.

Corrugated board: Corrugated board consists of surface layers of liners glued to a rippled board layer of fluting or wellenstoff. The liner grades may be any of those mentioned above.

MG kraft paper: One-sided calendered paper produced mainly from sulphate (kraft) pulp. Used for paper bags, wrapping paper, carrier bags, flexible packaging, etc.

Sack paper: Paper used for the production of bags and sacks. Made from sulphate (kraft) pulp, with high strength properties.

Coreboard: Coreboards are produced from recovered papers, sometimes combined with a small proportion of primary wood pulp. They are used to produce papercores.

Cores: Papercores produced from coreboard are used by the paper and board, textile-yarn and plastic-film industries.

Laminating papers: These include base kraft papers and phenolic resin impregnated papers.

Saturated Base Kraft (SBK): Brown Absorbex® Kraft Paper is produced from unbleached sulphate pulp made from sawdust. Brown Absorbex® is used mainly in decorative high-pressure laminates (HPL). White Absorbex® Kraft Paper is manufactured from bleached sulphate pulp and is used for electrical applications.

Phenolic Resin Impregnated Papers: Core Stock is used in the laminate industry as the core material in decorative high-pressure laminates, such as compact, fire-retardant and post-forming laminates.

Contents

Financial reports in 2000

May 4 .... Interim Review – January–March 2000

August 3 .... Interim Review – January–June 2000

November 2 .... Interim Review – January–September 2000

The Annual Report and Interim Reviews are available in English, Finnish and Swedish. The Annual Report is also available in German. The company's Environmental Report is available in English, Finnish, German and Swedish. The Annual and Environmental Reports will be distributed to all shareholders. The printed Interim Review is available from the addresses listed on outside Rep. The Financial Reports are also published on the Investors pages of the company's Internet website: www.storaenso.com

Graphic design, content and production: [illegible] Kommunikation, Göteborg • Photo: Peter [illegible] and Stora Enso [illegible] • Print: [illegible], Helsinki. The paper used in this Annual Report are – cover stock: Stora Enso [illegible] 240 g/m², text stock: Stora Enso [illegible] 130 g/m².

Calculation of key figures

Return on capital employed, ROCE (%) = 100 x $\frac{\text{Operating profit}}{\text{Capital employed}^{1\,2}}$

Return on operating capital, ROOC (%) = 100 x $\frac{\text{Operating profit}}{\text{Operating capital}^{2}}$

Return on equity, ROE (%) = 100 x $\frac{\text{Profit before tax and minority interest} - \text{taxes}}{\text{Equity} + \text{minority interests}^{2}}$

Equity ratio (%) = 100 x $\frac{\text{Equity} + \text{minority interests}}{\text{Total assets}}$

Interest-bearing net liabilities = Interest-bearing liabilities – interest-bearing assets

Debt/Equity ratio = $\frac{\text{Interest-bearing net liabilities}}{\text{Equity} + \text{minority interests}}$

Earnings per share = $\frac{\text{Profit for the period}}{\text{Number of shares}}$

Equity per share = $\frac{\text{Equity}}{\text{Number of shares at the close of the period}}$

Dividend per share = $\frac{\text{Dividend for the period}}{\text{Number of shares}}$

Dividend yield = 100 x $\frac{\text{Dividend per share}}{\text{Share price at the close of the period}}$

Payout ratio (%) = 100 x $\frac{\text{Dividend per share}}{\text{Earnings per share}}$

1 Capital employed = Operating capital – Net tax liabilities

2 Average of beginning and close of financial period.

BOSTON
CHICAGO
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WASHINGTON, D.C.

November 26, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Billerud AB**
Application for Exemption Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934, as amended

VOLUME 2

B



PRESS RELEASE

www.billerud.com
16 November 2001

Billerud to invest in Gruvön

Billerud has decided to invest SEK 176 million in the number 4 paper machine at the Gruvön mill. This investment is a combination of maintenance and quality and capacity upgrades and mainly comprises a new wet end and control system. The new installation will enable the machine to produce two-layer paper. Capacity will increase from the present 85,000 tonnes to over 100,000 tonnes.

As a result of this investment, the product programme on the machine will mainly focus on low-grammage white liner and high-quality kraft paper. Therefore, in the long term Gruvön will only produce white paper products. The rebuilding is planned to be completed by autumn 2002.

Billerud's production of unbleached kraft and sack paper will be concentrated to Skärblacka. This is entirely in line with the programme regarding synergy effects which was presented when Billerud was formed.

This investment is within the limits prescribed in the investment policy published earlier by Billerud – that annual investments should be on a par with depreciation.

Stockholm, 16 November 2001
Billerud AB (publ)

Corporate Communications

For further information, please contact:
Bert Östlund, President & CEO, +46 8 553 335 00 or
Torbjörn Joghed, Senior Vice President, Gruvön Mill Manager, +46 [illegible] 0 20 or
+46 70 538 10 20



2001-08-01

New financing in connection with the listing

Billerud has mandated SEB to arrange a SEK 2,400 million revolving credit facility that will be used to refinance debt from Billerud's owners, Stora Enso and AssiDomän, in connection with Billerud's forthcoming IPO scheduled for December, 2001.



PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

REGISTRERINGSBEVIS
FÖR AKTIEBOLAG

REF. 9

Utfärdat datum	2001-10-24	Bolagets reg datum	1926-12-29

:LEFAXKOPIA

Org.nummer:	556025-5001
Firma:	Billerud Aktiebolag (publ)
Postadress:	Box 703 169 27 SOLNA
Säte:	01 Stockholms län, 80 Stockholm kommun
Aktiekapital:	784.262.475 kr
Anm:	

Registeruppgifter:

Dessutom har verkställande direktören rätt att teckna firman beträffande löpande förvaltningsåtgärder.

ANTAL AKTIER: 62.740.998 st

RÄKENSKAPSÅR:
Registrerat räkenskapsår: 0101-1231
Senast inkommen årsredovisning avser
räkenskapsperioden 000101-001231

NUVARANDE FIRMAS OCH TIDIGARE FIRMORS REGISTRERINGSDATUM:
2001-03-21 Billerud Aktiebolag (publ)
1999-06-30 Stora Enso Paperboard Aktiebolag
1996-10-28 Stora Paperboard Aktiebolag
1991-10-30 Stora Billerud Aktiebolag
1988-05-19 Billerud Aktiebolag
1977-11-15 Aktiebolaget Vikmanshyttans Isolerglas
1926-12-29 C.G. Ahlbom, aktiebolag

********Ovanstående utgör utdrag ur aktiebolagsregistret********
Patent- och registreringsverket
Bolagsavdelningen

PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

ÄNDRINGSBEVIS FÖR AKTIEBOLAG

Diarienummer	Reg.enhet	Sida
189418/01	4K	1
Registreringsdatum	Kungörelsedatum	Reg.uppg.nr
2001-10-23	2001-11-05	34B
Bolagets reg.datum	Nuvarande firmas reg.datum	
1926-12-29	2001-03-21	

Org.nummer: 556025-5001

Firma: Billerud Aktiebolag (publ)

Postadress: Box 703
169 27 SOLNA

Säte: 01 Stockholms län, 80 Stockholm kommun

Aktiekapital: 784.262.475 kr

Anm:

Bolagets registreringsuppgifter har ovan angivna dag ändrats på följande sätt:

Detta är ett publikt aktiebolag (publ).

Ny bolagsordning antogs 2001-10-17.

FONDEMISSION

01-10-17 beslöt bolagsstämman om ökning av aktiekapitalet enligt följande:

Fondemitterat belopp...: 84.262.475

Akties nominella belopp: 12,50

Antal aktier...........: 6.740.998

Fördelning av fondemitterade aktier

Aktier	Röst	Antal
Aktier		6.740.998

SAMMANSTÄLLNING AKTIEKAPITAL EFTER ÄNDRING:

Aktiekapital...........: 784.262.475 Lägst: 700.000.000
Högst: 2.800.000.000

Akties nominella belopp: 12,50

Antal aktier...........: 62.740.998

Fördelning av utgivna aktier

Aktier	Röst	Antal
Aktier		62.740.998

I BOLAGSORDNINGEN HAR INTAGITS FÖRBEHÅLL OM:
Avstämningsförbehåll 01-10-17, tillämpas från och med 01-10-31.

**** Ovanstående uppgifter har intagits i aktiebolagsregistret ****
PATENT- OCH REGISTRERINGSVERKET, BOLAGSAVDELNINGEN

Patent- och registreringsverket
Bolagsavdelningen
851 81 SUNDSVALL
Besöksadress: Badhusparken
Telefon: 060-18 40 00 vx
0900-203 50 00(kundt. 4,55/min)
060-18 40 40 (kundservice)
Telefax: 060-12 98 40
Postgiro: 95 08 08-0
Förklaringar se baksidan

PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

ÄNDRINGSBEVIS
FÖR AKTIEBOLAG

Diarienummer	Reg.enhet	Sida
189418/01	4K	1
Registreringsdatum	Kungörelsedatum	Reg.uppg.nr
2001-10-23	2001-11-05	348
Bolagets reg.datum	Nuvarande firmas reg.datum	
1926-12-29	2001-03-21	

Org.nummer: 556025-5001

Firma: Billerud Aktiebolag (publ)

Postadress: Box 703
169 27 SOLNA

Säte : 01 Stockholms län, 80 Stockholm kommun

Aktiekapital: 784.262.475 kr

Anm:

Bolagets registreringsuppgifter har ovan angivna dag ändrats på följande sätt:

Detta är ett publikt aktiebolag (publ).

Ny bolagsordning antogs 2001-10-17.

FONDEMISSION

01-10-17 beslöt bolagsstämman om ökning av aktiekapitalet enligt följande:

Fondemitterat belopp...: 84.262.475

Akties nominella belopp: 12,50

Antal aktier...........: 6.740.998

Fördelning av fondemitterade aktier

Aktier	Röst	Antal
Aktier		6.740.998

SAMMANSTÄLLNING AKTIEKAPITAL EFTER ÄNDRING:

Aktiekapital...........: 784.262.475 Lägst: 700.000.000
Högst: 2.800.000.000

Akties nominella belopp: 12,50

Antal aktier...........: 62.740.998

Fördelning av utgivna aktier

Aktier	Röst	Antal
Aktier		62.740.998

I BOLAGSORDNINGEN HAR INTAGITS FÖRBEHÅLL OM:
Avstämningsförbehåll 01-10-17, tillämpas från och med 01-10-31.

**** Ovanstående uppgifter har intagits i aktiebolagsregistret ****
~~PATENT- OCH REGISTRERINGSVERKET, BOLAGSAVDELNINGEN~~

PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

REGISTRERINGSBEVIS

FÖR AKTIEBOLAG

REF. 9

Utfärdat datum 2001-10-24 Bolagets reg.datum 1926-12-29

TELEFAXKOPIA

Org.nummer: 556026-5001

Firma: Billerud Aktiebolag (publ)

Postadress:

Box 703
169 27 SOLNA

Säte: 01 Stockholms län, 80 Stockholm kommun

Aktiekapital: 784.262.475 kr

Anm:

Registeruppgifter:

Detta är ett publikt aktiebolag (publ).

STYRELSELEDAMÖTER:
430521-8036 Asserståhl, Kent Roger, Stora Malmgatan 1,
193 35 SIGTUNA
460612-2119 Björnsson, Björn Ragnar, Trastvägen 18,
182 79 STOCKSUND
420613-1999 Brink, Thor Gösta, (A), BAnkogatan 20,
603 79 NORRKÖPING
530713-6233 Cato, Sten Rickard Steve, (A), Strandvägen 6D,
664 40 SLOTTSBRON
430714-9379 Lundberg, Per-Christer Folke, Skeppargatan 80,
114 59 STOCKHOLM
410220-2712 Petersson, Anders Henning Ingvar, (O),
Karlavägen 48, 2 tr, 114 49 STOCKHOLM
471113-1716 Stade, Yngve Arneson, Karins Allé 6, 181 44 LIDINGÖ
480512 Suursalmi, Pekka, (E), Rustholliinraitti 5 B 7,
FIN18100 HEINOLA, FINLAND
431217-2143 Tivéus Borglin, Elsa Margareta Meg, Odengatan 33,
113 51 STOCKHOLM
480115-7555 Östlund, Bert Yngve, Tegnervägen 1, 802 67 GÄVLE

STYRELSESUPPLEANTER:
511019-8917 Lindvall, Kurt Roger, (A), Björkholmsvägen 22,
952 97 KALIX
530521-6433 Nilsson, Per-Gustav, (A), Granvägen 24A,
661 42 SÄFFLE

VERKSTÄLLANDE DIREKTÖR:
480115-7555 Östlund, Bert Yngve, Tegnervägen 1, 802 67 GÄVLE

REVISORER:
450724-0838 Nackstad, Caj Stenson, Kungsholmstorg 4, 4 tr,
112 21 STOCKHOLM
491126-6999 Wallinder, Bengt Ove, Hantverkargatan 12, 3 tr,
112 21 STOCKHOLM

FIRMATECKNING:
Firman tecknas av styrelsen eller enligt följande alternativ:
Firman tecknas två i förening av
styrelsens ledamöter

FORTS

BILAGA 3

§ 3

Antecknades att extra bolagsstämma den 17 oktober 2001 omvalt till styrelseledamöter Ingvar Petersson, Björn Björnsson, Per Lundberg, Yngve Stade, Meg Tivéus och Bert Östlund.

Antecknades att styrelsen vidare består av arbetstagarrepresentanterna Gösta Brink, Stewe Cato, Kurt Lindvall (suppleant) och Per Nilsson (suppleant).

Antecknades att Pekka Suursalmi och Roger Asserståhl avböjt omval och således inte omvaldes av extra bolagsstämman.

Antecknades att styrelsen numera består av Ingvar Petersson, Björn Björnsson, Per Lundberg, Yngve Stade, Meg Tivéus och Bert Östlund samt Gösta Brink, Stewe Cato, Kurt Lindvall (suppleant) och Per Nilsson (suppleant).

§ 4

Beslöts att bolagets firma, förutom av styrelsen, skall tecknas av två styrelseledamöter i förening.

§ 5

Omvaldes Ingvar Petersson till styrelsens ordförande.

§ 6

Beslöts att ansöka om notering av bolagets aktier vid OM Stockholmsbörsen ABs O-lista.

Antecknades att extra bolagsstämma den 17 oktober 2001 beslutat att införa ett s.k. avstämningsförbehåll i bolagets bolagsordning samt att avstämningsförbehållet skall börja tillämpas från och med den 31 oktober 2001.

Uppdrogs åt verkställande direktören att upprätta erforderliga handlingar och ingå erforderliga avtal i anledning av ansökan om notering, innefattande bland annat noteringsavtal med Stockholmsbörsen AB och avtal med VPC AB.

§ 7

Beslöts att bekräfta avtalet (jämte tilläggsavtal) mellan AssiDomän AB (publ) och bolaget, bilaga 1, varigenom bolaget förvärvar vissa fordringar från AssiDomän AB (publ), daterat den 23 oktober och upprätta redogörelse enligt bilaga 2.

ooo0ooo

Antecknades att beslut och val varit enhälliga samt förklarades sammanträdet avslutat.

Vid protokollet:

Justeras:

____

Ingvar Petersson

____

Björn Björnsson

____

Gösta Brink

____

Stewe Cato

____

Per Lundberg

____

Yngve Stade

____

Meg Tivéus

____

Bert Östlund

BILAGA 4

This is a non-official translation of the Swedish original wording. In case of differences between the English translation and the Swedish original, the Swedish text shall prevail.

Stockholm October 23, 2001

Stockholmsbörsen AB
Notering & Övervakning
Att: Jan Axelsson
SE-105 78 STOCKHOLM

Re: Application for listing on the O-list of the Stockholmsbörsen AB

Billerud Aktiebolag (publ), corporate identity number 556025-5001 (the "Company"), hereby applies for listing of the Company's shares on the O-list of the Stockholmsbörsen pursuant to Chapter 5 Section 1 of the Securities Exchange and Clearing Operations Act (*Sw.: lagen (1992:543) om börs- och clearingverksamhet*).

In addition to the below stated appendixes, a certificate of met trading requirements will be submitted as soon as it is available.

Stockholm October 23, 2001

Bert Östlund
Managing Director

Appendix 1	Listing Particulars
Appendix 2	Completed form "Börsmeddelande" (which is also sent by e-mail to the address listing@stockholmsbörsen.se)
Appendix 3	Excerpt of the minutes of the board meeting at which the resolution to apply for listing was adopted
Appendix 4	Certificate of Registration from the Swedish Patent and Registration Office (will be submitted shortly)

BILAGA 1

BILLERUD



Notering av aktierna i *Billerud AB (publ)*

Carnegie ENSKILDA SECURITIES

BILAGA 2

Nedanstående information kommer att ingå i det officiella börsmeddelande som skickas ut inför noteringen av bolagets aktier. Fyll i de tomma fälten med korrekt information om bolaget.

BÖRSMEDDELANDE XX/01
Aktier

Notering på O -listan

På ansökan av Billerud Aktiebolag (publ) beslutar Stockholmsbörsen att bolagets aktier av serie A skall noteras på O-listan fr o m den 20 november 2001.

Det vid Stockholmsbörsen noterade aktiekapitalet uppgår nominellt till 784 262 475 kronor och motsvarar 62 740 998 st aktier på nominellt 12 kronor 50 öre per aktie.

Aktierna noteras på O-listan under rubriken "XX" med placering närmast efter XX (ifylles av Stockholmsbörsen).

Billerud Aktiebolag (publ)

Kortnamn (högst fyra tecken, Kortnamnet är bolagets identitet i handelssystemet. Företrädesvis används en förkortning som gör det lätt att känna igen bolaget. Giltiga tecken a-z, 0-9)	Antal aktier	ISIN-nr (Erhålles av VPC)	Orderboks-ID (ifylles av Stockholmsbörsen)
BILL.......... (A aktie)	62 740 998 st	SE0000862997	

Föreslagen handelspost: 200 aktier
(Handelsposten omfattar normalt 100, 200, 500 aktier eller multiplar därav och skall värdemässigt uppgå till ca 9.000 kr på O-listan samt ca 18.000 på A-listan)

Branschindelning Global Industry Classification Standard (GICS): (ifylles av Stockholmsbörsen)

Stockholmsbörsens branschindex är baserade på Global Industry Classification Standard (GICS) som är utvecklad av Morgan Stanley Capital International Inc. (MSCI) och Standard & Poor´s. Bbranschindelningen är uppdelad på fyra olika nivåer med tio olika huvudsektorer, 23 branschgrupper, 59 branscher och 123 sub-branscher.

Sub Industry Code	Subindustry

Branschindex:

Indexkod	Indexnamn

Kontaktperson för ovanstående uppgifter (namn och telefonnummer):

Nils Lindholm, tel 08/553 335 00



PRESS RELEASE

www.billerud.com
31 October 2001

Billerud to the stock exchange

- **Billerud approved for listing on the O-list**
- **20 November first day of listing**
- **SEK 3.50 per share indicated dividend for 2001**
- **Proposal for repurchase of own shares**

Billerud was today approved for listing on the O-list of the Stockholm Stock Exchange (Stockholmsbörsen), provided that the requirements for trading are met. The requirements will be met through AssiDomän's distribution of Billerud shares. The Board of Directors of Billerud has decided to list Billerud's shares and to publish the listing prospectus. A timetable for listing Billerud is provided below.

The Board's assessment is that the dividend for the 2001 financial year should amount to SEK 3.50 per share, corresponding to approximately SEK 200 million. This assessment in made against the background of Billerud's present financial development and position and the financial targets which have been set. Furthermore, the Board intends to propose that the 2002 AGM authorises the Board to decide on repurchase of shares in Billerud.

Timetable for the listing of Billerud

Listing prospectus available on Billerud's website	1 November
Information brochure to AssiDomän's shareholders	Approx. 8 November
First day of listing	20 November

Additional information about Billerud is available on the company's website www.billerud.com.

Stockholm, 31 October 2001
Billerud AB (publ)

Board of Directors

For additional information, please contact:
Ingvar Petersson, Chairman of the Board, 070 595 760[illegible]
Bert Östlund, President and CE[illegible]

Billerud manufactures and se[illegible] s well as market pulp. Production[illegible] ön, Karlsborg and Skärblacka. Bi[illegible] t segments. The main c[illegible] world. Billerud has annual [illegible] and 2,400 employees.

BILLERUD

Stockholm 23 oktober 2001

Stockholmsbörsen AB
Notering & Övervakning
Att: Jan Axelsson
105 78 STOCKHOLM

Ansökan om inregistrering på O-listan vid Stockholmsbörsen AB

Härmed ansöker Billerud Aktiebolag (publ), org nr 556025-5001 ("Bolaget"), om inregistrering av Bolagets aktier vid Stockholmsbörsens O-lista med stöd av 5 kap 1 § lagen (1992;543) om börs- och clearingverksamhet.

Utöver nedan angivna ansökningsbilagor kommer spridningsintyg att inges så snart sådant föreligger.

Stockholm den 23 oktober 2001

Bert Östlund
Verkställande direktör

Bilaga 1	Prospekt
Bilaga 2	Ifylld blankett "Börsmeddelande" (sänds även med e-post till adressen listing@stockholmsbörsen.se
Bilaga 3	Utdrag ur det styrelseprotokoll där ansökan om inregistrering beslutats
Bilaga 4	Registreringsbevis från Patent- och registreringsverket (inges inom kort)

01 NOV 29 AM 8:43




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Statement by the Board of Directors of AssiDomän AB

Today, the Swedish government, via the wholly-owned company Sveaskog AB, has announced an offer ("the Offer") to acquire all shares in AssiDomän AB.

The Offer implies that the distribution of the Billerud shares, as decided on AssiDomän's AGM earlier this year, is completed.Taken as a whole, the value of the share distribution in Billerud and the Offer is assessed as being equivalent to SEK 280 per share in AssiDomän. The earlier announced share redemption programme of MSEK 12,000 will not be carried through if the Offer is realized.

The distributed Billerud shares comprise AssiDomän's existing 50% and the 20% for which StoraEnso has an option to sell to AssiDomän prior to a listing. The value of this distribution, according to Lex-Asea, is assessed by Sveaskog as being equivalent to SEK 23 per share in AssiDomän[1].

The Offer consists, in part, of SEK 244 in cash and, in part, of the Swedish government's shareholding in Billerud, as estimated by Sveaskog, equivalent to SEK 13 per share in AssiDomän[1].

Nordea Securities and Carnegie, which at the request of the board have evaluated the Offer to AssiDomän's shareholders, have stated in their respective fairness opinions to the board that the Offer is reasonable from a financial perspective.

In addition to the statements from the financial advisers, the board has based its assessment on the value of the Offer, taking into account AssiDomän's share price prior to the announcement of the ongoing discussions between Sveaskog and AssiDomän regarding a possible offer. The board also has considered the shareholder value which AssiDomän is expected to create in the foreseeable future as an independent listed company.

The overall assessment of the above-mentioned factors has led the board to consider the Offer to be reasonable. Thus the board has unanimously decided to recommend AssiDomän's shareholders to accept the Offer.

Adviser to the AssiDomän Board of Directors on this transaction and also on the strategic restructuring of the group has been Carnegie.

AssiDomän AB
Board of Directors
10 October 2001

[1] The value of Billerud is here taken to correspond to an estimated book value of shareholders' equity as a listed company multiplied by 1.1.

For further information contact Bernt Magnusson, Chairman of the AssiDomän Board, tel: +46 8 655 90 00 after 3 p.m.





AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Go-ahead for distribution of Billerud

The Listing Committee of the Stockholm Stock Exchange (Stockholmsbörsen) has today approved Billerud AB for listing, and the Board of Billerud has also published a prospectus regarding listing of Billerud AB on Stockholmsbörsen's O-list.

On November 9, 2001, AssiDomän AB will acquire 12,548,190 shares in Billerud AB from Stora Kopparbergs Bergslags AB, whereupon AssiDomän AB will hold a total of 43,918,698 shares in Billerud AB, corresponding to approximately 70 percent of the number of shares in Billerud AB. The acquisition will be carried out in accordance with a shareholder agreement signed between AssiDomän AB and Stora Kopparbergs Bergslags AB on November 10, 2000.

The conditions for implementation of the decision at the Annual General Meeting on May 22, 2001, on distribution of AssiDomän AB's shares in Billerud AB have thus been met, and the Board has therefore decided to effect the distribution of 43,918,698 shares. Under the terms, anyone who on the settlement date is a shareholder in AssiDomän AB will receive six shares in Billerud AB for every whole number of thirteen shares in AssiDomän AB.

The settlement date for implementation of the distribution will be November 16, 2001. November 14 is the first day for trading shares in AssiDomän excluding the right to distribution of shares in Billerud.

AssiDomän AB
Corporate Communications
October 31, 2001

For additional information, please contact:
Peter Månsson, Investor Relations, tel. +46 8 655 92 78
Berit Hallberg, Corporate Communications, tel. +46 8 655 91 06


Press
Information


AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Billerud – earlier third quarter report and preliminary number of shares

Billerud is bringing forward publication of its report for the third quarter of 2001 to Thursday 25 October PM (previously scheduled for 30 October). The reason for this is that many shareholders are now demanding information about Billerud since shares in the company comprise part of the payment in Sveaskog's bid for AssiDomän.

Subject to the Stockholm Stock Exchange's Listing Committee's approval on 31 October 2001 of Billerud for listing, shares in AssiDomän will according to the current timetable be listed excluding the right to distribution of shares in Billerud with effect from 14 November 2001.

The preliminary distribution ratio is 6:13, i.e. it is intended that for every 13 shares in AssiDomän shareholders will receive 6 shares in Billerud. The total number of shares in Billerud will amount to 62,740,998. On the distribution date, AssiDomän will own 70 per cent of the shares in Billerud all of which will be distributed to shareholders.

AssiDomän AB
Corporate Communications
23 October 2001

For further information, please contact:
Peter Månsson, Vice President Investor Relations, Tel. +46 8 655 9278
Berit Hallberg, Senior Vice President Corporate Communications,
Tel. +46 8 655 9106

The Board of Directors and CEOs proposed disposition of earnings

In addition to the cash dividend of SEK 6.50 per share proposed in AssiDomän's annual report for 2000, the Board of Directors and the CEO of AssiDomän propose that the shareholders in AssiDomän, in proportion to their holdings of shares in AssiDomän, be distributed all AssiDomän's shares in Billerud.

The cash dividend proposed in AssiDomän's annual report for 2000, together with the distribution of shares in Billerud now being proposed, means the following.

Proposed disposition of unappropriated earnings according to AssiDomän's annual report for 2000

Unrestricted equity as stated in the consolidated balance sheet amounts to SEK 6,638 million. Apart from an allocation to the statutory reserve in AssiDomän AB of SEK 1,835,004, no allocations to restricted reserves are proposed.

Unrestricted equity in the Parent Company is	
Retained earnings, SEK	3,929,083,364
Group contribution after tax effect, SEK	1,374,279,306
Net profit for the year, SEK	2,338,585,376
	7,641,948,046
The Board of Directors and the CEO propose	
that an allocation be made to the statutory reserve, SEK	1,835,004
that the shareholders receive a dividend of SEK 6.50 per outstanding share, excluding redeemed shares, totaling 95,157,179 shares	618,521,664
and that the remaining amount be carried forward, SEK [1]	7,021,591,378
	7,641,948,046

1) The retained earnings will be reduced by SEK 752,910,527 in connection with the payment to the shareholders of the approved share redemption. The payment, totaling SEK 4,411,012,450, was made on 29 March 2001.

Proposed disposition of unappropriated earnings with the addition of the proposed distribution of shares in Billerud

Payment to the shareholders on 29 March 2001 of approved share redemption		752,910,527
After the addition to the proposed disposition of unappropriated earnings of the proposal to distribute all AssiDomän's shares in Billerud, the Board of Directors and the CEO propose		
that the allocation to the statutory reserve remain unchanged, SEK		1,835,004
that the dividend to the shareholders remain unchanged at SEK 6.50 per outstanding share, excluding redeemed shares, totaling 95,157,179 shares		618,521,664
that the shareholders be distributed all AssiDomän's shares in Billerud, not more than 70 percent of the shares in Billerud, SEK	not more than	2,285,000,000
and that the remainder be carried forward, SEK	not less than	3,983,680,851
		7,641,948,046

The proposed record date for the right to receive the cash dividend is Monday, 28 May 2001.

The distribution of shares in Billerud is conditional upon that Billerud, on the 17 December 2001 at the latest, has been approved for listing on Stockholmsbörsen and that its listing to prospectus have been published. The distribution of shares in Billerud will reduce the Group's shareholders' equity by the same amount that AssiDomän AB's shareholders' equity is reduced in addition to AssiDomän's share of Billerud's net profit from 1 January 2001 until the time the distribution is implemented.

The record date for the distribution of shares will be the day determined by the Board of Directors during the period beginning 10 days and not later than 60 days after the conditions for the distribution as specified above are met, though not later than 28 December 2001. The Board of Directors will determine a record date, which is suitable taking into consideration any practicalities brought about by the planned stock exchange listing.

C

Sack paper. Paper used for the production of bags and sacks. Made from sulphate (kraft) pulp, with high-strength properties.
Sulphate (kraft) pulp. Chemical pulp produced by cooking woodchips in an alkaline solution of sodium hydroxide and sodium sulphide.
White Top Liner (WTL). WTL has bleached top layers and unbleached body and is typically used as the surface layer for corrugated board.

Production facilities

Total annual production capacity at Billerud's three paper production facilities is nearly 1.3 million tons of pulp and paper, including containerboard, kraft paper and market pulp.

Wood raw material is purchased from AssiDomän and the Stora Enso Group according to three-year framework agreements entered into in connection with the establishment of Billerud.

The mills maintain a high technical standard and all are certified according to ISO 9001. Karlsborg and Skärblacka are also certified according to EMAS and ISO 14001.

All the mills comply with current environmental regulations. A number of investments have been made in the environmental area in recent years, including the opening of the industry's most modern water treatment facility, at the Skärblacka mill, in 2000. In the next five years, further investments in the environmental area will be made, primarily in the Gruvön and Karlsborg mills. Estimated investments amount to approximately SEK 200–300 million.

All production facilities are self-supporting with regard to pulp, and pulp that is not used internally is sold on the world market for pulp.

Gruvön

The Gruvön mill, located in the county of Värmland, includes three pulp lines, six paper machines, a coating machine and two flash driers for market pulp. The mill produces market pulp, containerboard and kraft paper. In recent years investments have been made in new production equipment, including a new soda recovery boiler and an evaporation plant.

Production capacity, tons	
Containerboard	370,000
Kraft paper	175,000
Market pulp	85,000
No. of employees	1,090

Karlsborg

The Karlsborg mill in the county of Norrbotten comprises a pulp line, a paper machine, a coating machine and a pulp drier. The mill produces market pulp and kraft paper. In recent years investments have been made in, among other things, the upgrade of the soda recovery boiler as well as the kraft paper machine.

Production capacity, tons	
Kraft paper	110,000
Market pulp	165,000
No. of employees	500

Skärblacka

The Skärblacka mill is located in the county of Östergötland and includes three pulp lines, four paper machines and a pulp drier. The mill produces market pulp, containerboard and kraft paper. Some of the containerboard consists of recycled fiber. In recent years investments have been made in, among other things, a new wood room and chip facility, a new lagoon for aerated water treatment and an upgrade of the kraft paper machines and the soda recovery boiler.

Production capacity, tons	
Kraft paper	205,000
Containerboard	90,000
Market pulp	80,000
No. of employees	750

Billerud

Board of Directors

Ingvar Petersson, Chairman, born 1941, Senior Executive Vice President of Stora Enso. Chairman of the Boards of Försäkringsbolaget Pensionsgaranti, ömsesidigt (FPG) and Arbetsmarknadsförsäkringar, ömsesidigt kreditförsäkringsbolag (AMFK). Holding in AssiDomän: —

Roger Asserståhl, born 1943, Deputy CEO of AssiDomän. Member of the Board of ESS-ENN Holding AB. Holding in AssiDomän: 390 shares and 16,000 call options.

Björn Björnsson, born 1946, owns his own consulting business within the financial sector. Member of the Boards of AssiDomän AB, Fastighets AB Tornet and B&N Nordsjöfrakt AB. Holding in AssiDomän: 4,800 shares.

Gösta Brink, born 1942, employee representative (the Federation of Salaried Employees in Industry and Services, PTK). Holding in AssiDomän: 365 shares.

Stewe Cato, born 1953, employee representative (the Swedish Paper Workers' Union). Holding in AssiDomän: —

Kurt Lindvall, born 1951, employee representative, deputy (the Swedish Paper Workers' Union). Holding in AssiDomän: —

Per Lundberg, born 1943, Partner and Member of the Board of Ledstiernan AB. Deputy Chairman of Sophiahemmet AB. Member of the Boards of Föreningen Kultur och Näringsliv, the Institute for Research in Economic History at the Stockholm School of Economics, the Swedish-American Chamber of Commerce in New York, the Swedish Securities Council and others. Holding in AssiDomän: —

Per Nilsson, born 1946, employee representative, deputy (the Federation of Salaried Employees in Industry and Services, PTK). Holding in AssiDomän: —

Yngve Stade, born 1947, Senior Executive Vice President of Stora Enso Corporate Support. Member of the Board of STFI AB. Holding in AssiDomän: —

Pekka Suursalmi, born 1948, Senior Vice President, Stora Enso. Member of the Board of Kraft Institute, Stockholm. Holding in AssiDomän: —

Meg Tivéus, born 1943, President of Svenska Spel. Member of the Boards of Swedish Match AB, ARK Resebyrå, Kungliga Operan AB and Danderyds Sjukhus AB. Holding in AssiDomän: —

Bert Östlund, born 1948, CEO of Billerud. Bert Östlund has held a number of positions with Stora Enso since 1987, including Division Manager of Stora Enso Pulp and Stora Cell, President of Stora Celbi in Portugal and Financial Director of Stora Cell. Holding in AssiDomän: —

Holdings in AssiDomän refers to individual's holding in AssiDomän as well as that of closely held companies/family members.

Senior Executives

Bert Östlund, CEO. See above.

Nils Lindholm, born 1954, CFO. Nils Lindholm has held a number of positions with SCA since 1989, most recently as the Financial Director of SCA Hygiene Products. Holding in AssiDomän: —

Niklas Söderström, born 1950, Senior Vice President, Pulp Marketing. During the period 1991–1997 Niklas Söderström was Marketing Director, Pulp, and a member of Group Management, at Rottneros AB and from 1997 Marketing Director, Pulp at AssiDomän. Holding in AssiDomän: —

Staffan Fors, born 1956, Senior Vice President, Paper Marketing. Staffan Fors previously held a position as Marketing Director of Stora Enso's Pulp Division. In addition to many years of management responsibilities within marketing and sales, he has experience from product development of special paper grades and fluff pulp for hygiene products. Holdings in AssiDomän: —

Anders Snell, born 1950, Senior Vice President Technology & Environment. Anders Snell has held a number of leading positions at Stora Enso and AssiDomän including President of Stora Enso Norrsundet and Stora Enso Grycksbo, Plant Manager at AssiDomän Karlsborg, President of AssiDomän Skärblacka and Senior Vice President Technology & Environment at AssiDomän. Holding in AssiDomän: 8,000 call options.

Torbjörn Joghed, born 1944, Senior Vice President, Mill Manager, Gruvön. Since 1972 Torbjörn Joghed has held a number of positions at Stora Enso, including Chief Financial Officer of Stora Paperboard AB and Stora Billerud AB. Holding in AssiDomän: 150 shares.

Peter Davidson, born 1951, Senior Vice President, Mill Manager, Skärblacka. Since 1984 Peter Davidson has held a number of positions in the Nordic forest products industry, including Mill Manager at Klippans Bruk, Klippan AB and a Director at Norske Skog Corporate Development. Holding in AssiDomän: —

Stina Blombäck, born 1951, Senior Vice President, Mill Manager, Karlsborg. Since 1975 Stina Blombäck has held a number of positions in the pulp and paper industry in Sweden, most recently as Research Director at AssiDomän. Holding in AssiDomän: 8,000 call options.

Auditors

Caj Nackstad, born 1945, Auditor for Billerud since 2001.

Owe Wallinder, born 1949, Auditor for Billerud since 2001.

Billerud

Five-year summary, pro forma

Assumptions in the pro forma accounts

Billerud is a merger of AssiDomän's paper mills in Skärblacka and Karlsborg and Stora Enso's paper mill in Gruvön. Billerud was established effective 1 January 2001. The Parent Company of the Billerud Group is Billerud AB, which includes Gruvön's paper mill.

The pro forma profit and loss accounts and balance sheets have been prepared in order to illustrate the development and financing of Billerud for the years 1996–2000, and have been prepared based on the assumption that Billerud had existed in its current form during this period. In 2001 Billerud acquires AssiDomän's shares in two sales companies for a price corresponding to the shareholders' equity of these companies as of 31 December 2000. The acquisition of the shares in these companies is not reflected in the pro forma accounts but does not have a material impact on Billerud's earnings and financial position.

The pro forma accounts are based on the profit and loss accounts and balance sheets of the Gruvön profit unit, on the annual reports for Skärblacka and Karlsborg for the years 1996–2000 and the interim financial statements of 31 March 2000 for the units.

The operating expenses in the pro forma profit and loss accounts include expenses for administration, marketing and mill management for the paper mills in Gruvön, Skärblacka and Karlsborg. In addition, operating expenses for each of the years 1996–2000 include central expenses for Group Management, accounting, the marketing and sales organization, and other central administration.

Plant and equipment at Gruvön were written down by SEK 400 million in 1998 and by SEK 600 million in 2000. Plant and equipment at Skärblacka were written down by SEK 394 million as of 31 December 1999. The pro forma accounts have been prepared as if plant and equipment has been written-down as of 1 January 1996 or the later date during the years 1996–2000 on which the written-down facility was acquired. The reported pro forma depreciation according to plan is therefore based on acquisition values after write-downs.

Until 31 December 2000 the paper mill in Gruvön was a profit unit within Billerud AB, formerly Stora Enso Paperboard AB, and therefore did not have a seperate balance sheet with debt financing. Consequently, profit is reported in the pro forma profit and loss accounts down to operating profit, while in the pro forma balance sheets capital employed is reported.

The pro forma accounts are prepared according to the accounting principles applied by AssiDomän and Stora Enso, which are essentially the same.

Following is Billerud's pro forma balance sheet as of 1 January, 2001 and as of 31 March 2001. Prior to Billerud's listing, the debt financing from the owners is expected to be replaced by external financing. Billerud's financial policy will be determined in 2001, at which time its capital structure may be adjusted.

Improvement in earnings for the three months ending 31 March, 2001, compared to the corresponding period the previous year, is explained by higher average prices, including favorable currency development.

Pro forma condensed profit and loss accounts

Amounts in SEK million	1996	1997	1998	1999	2000	Jan-Mar 2000	Actual Jan-Mar 2001
Net turnover	5,210	5,363	5,462	5,387	6,666	1,588	1,840
Other income	35	39	36	55	39	3	5
Operating income	**5,245**	**5,402**	**5,498**	**5,442**	**6,705**	**1,591**	**1,845**
Operating expenses	–4,967	–4,818	–4,939	–4,873	–5,019[1]	–1,291	–1,291
Depreciation	–147	–198	–242	–260	–302	–75	–85
Operating expenses	**–5,114**	**–5,016**	**–5,181**	**–5,133**	**–5,321**	**–1,366**	**–1,376**
Operating profit	**131**	**386**	**317**	**309**	**1,384**	**225**	**469**

1) Operating expenses have been reduced by SPP-refund of SEK 36 million.

Billerud

Five-year summary, pro forma

Pro forma condensed balance sheets

Amounts in SEK million	31 Dec 1996	31 Dec 1997	31 Dec 1998	31 Dec 1999	31 Dec 2000	31 Mar 2000	Actual 31 Mar 2001
Operating assets							
Fixed assets	2,343	3,089	3,435	3,901	4,257	4,055	4,283
Current assets	1,507	1,624	1,684	1 725	1,873	1,707	1,945
Total operating assets	**3,850**	**4,713**	**5,119**	**5,626**	**6,130**	**5,762**	**6,228**
Less:							
Non-interest-bearing provisions	221	297	407	450	455	379	431
Non-interest-bearing liabilities	721	943	752	724	871	694	853
Capital employed	**2,908**	**3,473**	**3,960**	**4,452**	**4,804**	**4,689**	**4,944**
Investments	**1,055**	**970**	**592**	**728**	**679**	**229**	**111**

Pro forma key ratios

	1996	1997	1998	1999	2000	Jan-Mar 2000	Actual Jan-Mar 2001
Gross margin, %	5	11	10	11	25	19	30
Operating margin, %	3	7	6	6	21	14	25
Return on capital employed, %[1]	5	12	9	7	30	20	39
Average number of employees	2,778	2,593	2,563	2,497	2,442	2,480	2,351[2]

1) 1996 calculated based on capital employed at year-end on 31 December 1996. January–March calculated based on moving annual value.

2) Excluding personnel employed in foreign companies of Stora Enso and AssiDomän. The total number is approximately 50 people, who will be transferred to Billerud during this year.

Balance sheets

Amounts in SEK million	Pro forma 1 Jan 2001	Actual 31 Mar 2001
Fixed assets	4,257	4,283
Other current assets	1,873	1,945
Cash, bank balances and short-term investments	729	429
Total assets	**6,859**	**6,657**
Shareholders' equity	2,224	2,542
Interest-bearing provisions	102	99
Non-interest-bearing provisions	431	431
Interest-bearing liabilities	3,231	2,732
Non-interest-bearing liabilities	871	853
Total shareholders' equity, provisions and liabilities	**6,859**	**6,657**

Definitions

Return on capital employed. Calculated as operating profit as a percentage of average capital employed. Capital employed consists of total assets less cash, bank balances and short-term investments, non-interest-bearing provisions and non-interest-bearing liabilities.

Gross margin. Operating profit before depreciation as a percentage of net turnover.

Operating margin. Operating profit as a percentage of net turnover.

AssiDomän

In order to describe how AssiDomän would have looked financially in 2000, excluding the operations related to those transferred to Billerud as well as following the distribution of the Billerud shares, pro forma accounts have been provided below. These accounts are based on AssiDomän's annual report for 2000.

In preparing the pro forma accounts for AssiDomän excluding the above-mentioned operations, it has been assumed that Billerud was created as of 1 January 2000. The profit items associated with the operations transferred to Billerud are excluded in their entirety from AssiDomän's profit and loss account and balance sheet for 2000. Consequently, the profit from Billerud is not included as a share of profit of associated companies.

The balance sheet items associated with the operations transferred to Billerud have been excluded as well. In the *pro forma balance sheet column* AssiDomän before distribution, the holding in Billerud is reported as of year-end 2000 as a participation in associated companies at a value of SEK 1,040 million. When the shares in Billerud are distributed, which is scheduled for the latter part of 2001, the shareholders' equity in *AssiDomän AB will be reduced by this* amount, any additional acquisition costs for already acquired shares and shares in Billerud that AssiDomän possibly acquires from Stora Enso, and any other capital contribution to Billerud. The book value of the number of shares that are distributed may amount to not more than SEK 2,285 million.

The shareholders' equity of the AssiDomän Group will be reduced by the same amount that AssiDomän AB's shareholders' equity declines in addition to AssiDomän's share of Billerud's net profit from 1 January 2001 until the time the distribution is implemented.

Between slightly more than 50 and 70 percent of the total number of shares in Billerud may be distributed as dividend. In order to illustrate the effects for AssiDomän as of 31 December 2000, depending in part on how many shares are distributed and in part on the scope of the additional acquisition costs, two examples have been included: *AssiDomän after distribution (min)* and *AssiDomän after distribution (max)*. See also *Board of Directors' proposed distribution of shares in Billerud* on page 3.

AssiDomän

Pro forma accounts

Pro forma condensed profit and loss accounts 2000

Amounts in SEK million	AssiDomän 2000	Adjustments for deconsolidation of Billerud units	AssiDomän prior to distribution of Billerud shares[1]	AssiDomän after distribution (min)	AssiDomän after distribution (max)
Net turnover	24,643	–2,861	21,782	21,782	21,782
Other income	566	17	583	583	583
Operating income	**25,209**	**–2,844**	**22,365**	**22,365**	**22,365**
Operating expenses	–20,117	1,796	–18,321	–18,321	–18,321
of which SPP refund	332	–25	307	307	307
Depreciation	–1,619	183	–1,436	–1,436	–1,436
Operating expenses	**–21,736**	**1,979**	**–19,757**	**–19,757**	**–19,757**
Operating profit	**3,473**	**–865**	**2,608**	**2,608**	**2,608**
Financial items	–383	55	–328	–328	–390[2]
Profit after financial items	**3,090**	**–810**	**2,280**	**2,280**	**2,218**
Taxes	–266	227	–39	–39	–22[2]
Minority interests	–6	—	–6	–6	–6
Net profit for the year	**2,818**	**–583**	**2,235**	**2,235**	**2,190**

Pro forma condensed balance sheets 31 December 2000

Non-interest-bearing fixed assets	30,069	–1,162	28,907	27,867	27,867
Inventory	2,305	–297	2,008	2,008	2,008
Non-interest-bearing current receivables	4,910	–486	4,424	4,424	4,424
Liquid assets and interest-bearing receivables	2,925	1,747	4,672	4,672	4,672
Total assets	**40,209**	**–198**	**40,011**	**38,971**	**38,971**
Shareholders' equity	24,843	—	24,843	23,803	22,558
Minority interests	29	—	29	29	29
Non-interest-bearing liabilities and provisions	10,235	–423	9,812	9,812	9,812
Interest-bearing liabilities and provisions	5,102	225	5,327	5,327	6,572
Total shareholders' equity, provisions and liabilities	**40,209**	**–198**	**40,011**	**38,971**	**38,971**

Key ratios

Operating margin, %	14			12	12
Return on equity, %	11			9	10
Interest-bearing net debt, SEK million	2,177	–1,522	655	655	1,900
Average no. of employees	14,506	–1,318	13,188	13,188	13,188

1) AssiDomän's share of Billerud's profit is not reported in the profit and loss account, and the Billerud shares are reported as fixed assets in the balance sheet.

2) Adjusted for estimated interest costs related to acquisition costs for additional Billerud shares and related tax effect.

Definitions

Operating margin. Operating profit as a percentage of net turnover.

Return on equity. Calculated as net profit for the year as a percentage of shareholders' equity at year-end.

Interest-bearing net debt. Interest-bearing liabilities and provisions less liquid assets and interest-bearing receivables.

Tax issues

Following is a brief summary of tax issues related to the distribution of shares in Billerud. The presentation is intended only as general information and is not applicable to securities held for tax purposes as current assets in commercial operations or by partnerships. The information relates to individuals who are considered taxpayers in Sweden without limitation, unless otherwise indicated.

Tax-exempt distribution of shares in Billerud

The distribution of shares in Billerud is tax-exempt in accordance with an advance ruling, of 4 April 2001, from the National Swedish Tax Board. The exemption is due to the fact that the distribution is covered by the Lex ASEA provisions.

Sale of shares

Taxation of capital gains and capital losses

Shareholders in AssiDomän who sell the shares they receive in Billerud face capital gains tax. The capital gain or loss on the sale of shares in Billerud consists of the difference between the sales price, less sales expenses, and the acquisition value. With regard to the calculation of acquisition value, please see below.

Capital gains are taxed as capital income at a national income tax rate of 30 percent. If a capital loss arises, it is fully deductible against capital gains in the same year on other publicly listed shares and other securities that are taxed as shares as well as against capital gains on shares that are not publicly listed. Any excess capital losses are deductible up to 70 percent against other capital income.

If a deficit arises in income from capital, a reduction is permitted in the tax on earned income and income from business activities or on real estate tax. A reduction of 30 percent is permitted for deficits up to SEK 100,000 and 21 percent for deficits in excess of that amount. Deficits may not be carried forward to later tax years.

Acquisition value (costing amount)

To determine the acquisition value of the shares in Billerud, the acquisition value of the shares in AssiDomän prior to the distribution is divided between the shares in AssiDomän and Billerud. The breakdown is determined based on the change in the market value of the shares in AssiDomän due to the distribution of the shares in Billerud.

The acquisition value of the shares in AssiDomän before the distribution of shares in Billerud is calculated according to the average method or the standard method (20 percent of the sales price less sales expenses).

AssiDomän will request a recommendation from the National Tax Board on how to divide up the acquisition value. The specifics of the National Tax Board's recommendation will be announced in an ad in the Swedish daily press.

Wealth taxation

Billerud intends to apply for a listing of its shares on the O-list of Stockholmsbörsen. Shares listed on the O-list are exempt from wealth taxation.

AssiDomän's shares, which are registered on Stockholmsbörsen and listed on the A-list, conversely are subject to wealth taxation and are reported at 80 percent of their market value at year-end.

Taxation of foreign shareholders

Withholding tax normally is deducted from foreign shareholders who receive dividends from Sweden. However, withholding tax is not deducted on dividends covered by the Lex ASEA rules.

Shareholders domiciled abroad normally are not subject to capital gains tax on shares in Sweden. Special rules apply, however, to individuals who have resided in Sweden or who have maintained a full-time residence here at some point during the sales year or the previous ten years.

Statement by the Auditors of AssiDomän AB (publ)

In our capacity as Auditors of AssiDomän AB (publ), we have examined the pro forma accounts on pages 12–13 and that they were prepared according to the assumptions stated on page 12. Information obtained from the annual report for 2000 has been correctly reproduced. We have audited the annual report for 2000 without qualifications in the auditors' report.

Stockholm, 27 April 2001

Stefan Holmström	Owe Wallinder
Authorized Public Accountant	Authorized Public Accountant

Statement by the Auditors of Billerud AB (publ)

In our capacity as Auditors of Billerud AB (publ), we have examined the pro forma accounts on pages 10–11 and that they were prepared according to the assumptions stated on page 10. Information obtained from annual reports from the years 1996–2000, interim financial statements as of March 31, 2000, and interim financial statements as of March 31, 2001 has been correctly reproduced.

Authorized public accountants from KPMG have audited the annual reports for the years 1996–2000 for AssiDomän Skärblacka AB, AssiDomän Karlsborg AB and Billerud AB (formerly Stora Enso Paperboard AB) without qualifications in the auditors' reports.

The interim financial statements as of March 31, 2000 have not been reviewed. The interim financial statements as of March 31, 2001 has been reviewed.

Stockholm, 27 April 2001

Caj Nackstad	Owe Wallinder
Authorized Public Accountant	Authorized Public Accountant

This information document is not a prospectus. A prospectus on the listing of shares in Billerud on Stockholmsbörsen will be published well in advance of the first listing day.


AssiDomän

Information to shareholders in AssiDomän AB regarding the distribution of shares in Billerud AB


01 NOV 29 AM 8:54


Carnegie

Contents

Annual General Meeting

Annual General Meeting in AssiDomän will be held on Tuesday 22 May, 2001

Calendar of financial information for AssiDomän

Interim report, January–June 2001 — *31 July 2001*
Interim report, January–September 2001 — *30 October 2001*

Definitions

AssiDomän — *AssiDomän AB (publ) and subsidiaries*
Billerud — *Billerud AB (publ) and subsidiaries*
Stora Enso — *Stora Kopparbergs Bergslags AB*

This document is a translation of the original, published in Swedish. In cases of any discrepancies between the Swedish and English versions, or in any other context, the Swedish original shall have precedence.

This information document has been prepared by the Board of Directors of AssiDomän in order to inform, prior to the Annual General Meeting of AssiDomän in 2001, about the proposed distribution of shares in Billerud to the shareholders.

For complete information on the proposed background, conditions and terms of the distribution and the planned listing of Billerud, it is suggested that this document be studied together with AssiDomän's annual report for the financial year 2000 as well as the prospectus that Billerud will issue in connection with the application to list its shares on the O-list of Stockholmsbörsen.

Board of Directors' proposed distribution of shares in Billerud

The Board of Directors of AssiDomän is proposing that the Annual General Meeting of AssiDomän on 22 May 2001 approve the distribution of all the shares in Billerud held by the company to the shareholders in AssiDomän. The distribution is expected to be implemented in accordance with the so-called Lex ASEA rules and therefore will not result in any taxation for the company or shareholders in Sweden. Prior to the distribution, which will probably take place in the latter part of 2001, an application will be submitted to list Billerud's shares on the O-list of Stockholmsbörsen.

AssiDomän AB will, at the time of the Annual General Meeting, own more than 50 percent of the shares in Billerud, at a book value of SEK 1,085 million. The remaining shares in Billerud are owned by Stora Enso. According to the shareholders' agreement between Stora Enso and AssiDomän, Stora Enso will divest 20 percent of the shares in Billerud in connection with Billerud's listing on Stockholmsbörsen. The intent behind Stora Enso's sale of shares is to give Billerud a balanced ownership structure from the very beginning and to create conditions for satisfactory liquidity in the share. Stora Enso intends to sell its shares, wholly or in part, to financial institutions or to AssiDomän. The shares in Billerud that AssiDomän acquires will also be distributed to AssiDomän's shareholders. Consequently, not more than 70 percent of the shares in Billerud will be distributed to AssiDomän's shareholders.

The book value of the maximum number of shares that AssiDomän AB can distribute will not exceed SEK 2,285 million.

According to the Board of Directors' proposal, the distribution of shares in Billerud is conditional on the approval of Billerud's listing on Stockholmsbörsen by 17 December 2001 and the publication by Billerud of a listing prospectus. Since AssiDomän, pursuant to the agreement with Stora Enso, may require AssiDomän to acquire additional shares in Billerud, the number of shares that will be received per share in AssiDomän cannot be calculated and determined prior to the listing. The record date for the distribution will be the day determined by the Board of Directors during the period beginning 10 days and not later than 60 days after the conditions for the distribution as specified above are met, though not later than 28 December 2001. The Board of Directors will determine a record date, which is suitable taking into consideration any practicalities brought about by the planned stock exchange listing.

Further information on Billerud will be presented in the prospectus that will be prepared by the Board of Billerud in connection with the listing of Billerud's shares.

Stockholm, 27 April 2001

AssiDomän AB (publ)
Board of Directors

Background and motive

The establishment of Billerud through the merger of AssiDomän's Skärblacka and Karlsborg paper mills with Stora Enso's Gruvön paper mill has created a new, competitive and in many respects leading company in packaging paper. The merger is a further element in the strategy formulated by AssiDomän's Board of Directors to create shareholder value by establishing strong new industrial groupings.

Billerud focuses on several well-defined product areas, primarily kraft paper, containerboard and market pulp. Billerud's annual production capacity is nearly 1.3 million tons of pulp and paper. The primary motive for the merger is the similarity in products between the mills, which create economies of scale through opportunities for greater product specialization. This is expected to create a company that meets the demand for capacity, size and quality resulting from the current consolidation of the global packaging industry. In addition, the combined company will have a good base to expand its product mix to include more value-added products.

The distribution of AssiDomän's shares in Billerud is likely to take place in the latter part of 2001, in connection with which an application will be submitted to list Billerud's shares on the O-list of Stockholmsbörsen. Considering its market capitalization and ownership structure, trading in the Billerud shares has the potential for good liquidity on Stockholmsbörsen.

AssiDomän is the largest listed forest owner in Europe, with 2.4 million hectares of productive forest land in Sweden. The distribution of AssiDomän's shares in Billerud as dividend, together with the sale of the Corrugated and Containerboard business units, is a decisive step in the transformation of AssiDomän to strictly a forest-owning company. With its future concentrated in forest ownership, AssiDomän expects to generate a strong, stable cash flow, which, in combination with limited investment needs, will allow for a dividend policy to distribute a large share of its profit.

Procedure and timing of the distribution of shares in Billerud

Provided that the Annual General Meeting on 22 May, 2001 resolves in favor of the Board's proposal and that the conditions for the distribution are met, the procedure will be as follows.

1. The Board of AssiDomän determines during the autumn 2001 the time for the distribution, i.e. the record date to obtain Billerud shares. The record date will not be later than 28 December 2001.
2. Detailed information on the distribution and listing of Billerud will be sent to the shareholders in AssiDomän.
3. Registered shareholders in AssiDomän on the record date will receive Billerud shares. In other words, the number of AssiDomän shares held on the record date determines how many Billerud shares each shareholder is entitled to.
4. Distributed Billerud shares will be automatically booked in each shareholder's VP account or deposit.
5. Listing of the Billerud shares on Stockholmsbörsen will commence immediately afterwards.

Example

Provided that Billerud, at the end of October 2001, meets the conditions for listing of its shares on Stockholmsbörsen, the timetable and procedure for the distribution and listing of Billerud could briefly be as follows. Please note that the distribution and listing may take place at another time than is shown in the following example.


AGM 22 May, 2001
Stockholmsbörsen approves Billerud for listing. The Board of AssiDomän determines the record date
Record date
First day of listing the Billerud share on Stockholmsbörsen
2001
May
Sep
Oct
Nov
Dec
Information sent to shareholders in AssiDomän
Billerud shares automatically booked on each shareholder's VP account

Billerud

Billerud has been established through the merger of AssiDomän's Skärblacka and Karlsborg paper mills with Stora Enso's Gruvön paper mill. In accordance with an agreement between AssiDomän and Stora Enso, AssiDomän transferred its paper mills to Stora Enso-owned Billerud, which already included Gruvön, in return for Billerud shares. Following the transfer, Billerud is 50-percent owned by AssiDomän and 50-percent by Stora Enso.

With an annual production capacity of nearly 1.3 million tons of pulp and paper of which more than 80 percent is sold within Europe, Billerud is one of Europe's leading pulp and paper producers in its main product areas. Billerud's specialization in several well-defined product areas, primarily kraft paper, containerboard and pulp, is considered to provide opportunities to meet the demands for capacity, size and quality that the current consolidation of the global packaging industry creates. The merger of the paper mills also gives Billerud a good base to expand its product mix to include more refined products.

Billerud's facilities maintain a high technical standard. A total of approximately SEK 5 billion was invested during the years 1995–2000.

Billerud's pro forma sales in 2000 amounted to approximately SEK 6.7 billion, with a pro forma operating profit of SEK 1,384 million. The combination of three mills with a similar product mix creates major opportunities for efficiency improvements and coordination. In addition, there is the impact of increased capacity as a result of recent investments, which have not yet been fully utilized. The coordination, including increased capacity, is expected to improve earnings by approximately SEK 200 million, with full effect reached in 2003, provided normal capacity utilization.

Organization

Billerud is headquartered in Stockholm, with its production facilities in Grums, Karlsborg and Skärblacka. As of 31 March 2001 there were approximately 2,400 employees, including sales organization abroad, which is successively transferred from Stora Enso and AssiDomän during this year.

Billerud organizes its production and sales in three product areas: Kraft paper, Containerboard and Market pulp. Besides in Scandinavia, Billerud has a local presence in other important European markets, including through its sales offices in the Benelux countries, France, Italy, Spain, the UK and Germany.

Marketing organization


CEO
Paper
Market pulp
Kraft paper
Corrugated raw material
Sales offices

Pro forma sales by product area 2000


Pulp 24%
Kraft paper 50%
Containerboard 26%

Ownership structure

The following illustrates Billerud's ownership structure had the distribution taken place in February 2001. The table below reflects the ownership structure in Billerud assuming that prior to the distribution Stora Enso sells 20 percent of its shares to institutional investors (alt.1) or if Stora Enso alternatively sells the shares to AssiDomän (alt.2). See also *Board of Directors' proposed distribution of shares in Billerud* on page 3.

	Alt.1 % of capital and votes	Alt.2 % of capital and votes
Stora Enso	30.0	30.0
New institutional investors	20.0	0.0
Swedish state	17.6	24.7
Capital Group funds	3.5	5.0
SEB funds	3.0	4.1
Franklin Templeton funds	2.5	3.5
Alecta	1.4	1.9
Others	22.0	30.8
Total	100.0	100.0

Source: DN Ägarservice 2001.

Kraft paper

Kraft paper is used in applications and products with high demands on strength, printability and convertibility. Kraft paper includes sack paper and MG/MF kraft paper. Billerud annually produces approximately 490,000[1] tons of kraft paper, of which 190,000 tons are white MG/MF kraft paper used, for example, in the manufacture of shopping bags, flour bags, self-adhesive labels and sterile packaging, and approximately 255,000 tons of sack paper.

According to Billerud's estimates, the European market for the white MG/MF kraft paper product segment was approximately 925,000 tons in 2000. With a production of 190,000 tons, the company has a market share of approximately 21 percent, which makes it Europe's largest manufacturer of white MG/MF kraft paper. Other major players include UPM/Kymmene and Henry Cooke.

Billerud's sack paper is very high quality and thanks to extensive product development meets the stringent demands on paper strength and porosity from cement manufacturers, the largest area of application. Of the sack paper produced annually, brown sack paper accounts for approximately 150,000 tons and white sack paper for 105,000 tons. Although Billerud produces more brown than white sack paper, its strongest position is in the white sack paper product segment, where it is Europe's largest manufacturer. As a whole, Frantschach is the market leader in Europe, with a production capacity of slightly over 500,000 tons a year.

In the sack paper segment, the markets outside Europe has increased in importance in recent years.

Containerboard

Corrugated board typically consists of two outer layers, so-called liners, and a middle layer, or fluting. Billerud supplies various grades of these layers to producers of corrugated board around the world.

Billerud manufactures containerboard primarily of virgin fiber. Its products include fluting and WTL (white top liner). Total production of semi-chemical fluting in Europe amounts to approximately 1,300,000 tons per year. Billerud is the market leader with approximately 310,000 tons. Other producers include the Stora Enso Group, M-Real, Venizel, AssiDomän[2] and Sudbrook. In WTL, Metsä-Serla is the market leader in Europe, followed by AssiDomän[2] and Korsnäs. Billerud annually produces 90,000 tons of WTL. In addition, Billerud annually produces approximately 20,000 tons of fully bleached liner, 30,000 tons of fluting based on recycled fibres and 10,000 tons of liquid packaging board.

Market pulp

The global market for market pulp in 1999 was estimated by the forest industry consultant Jaakko Pöyry at approximately 42 million tons, of which approximately 19 million tons were bleached chemical long fiber sulphate, approximately 17 million tons were bleached chemical short fibre sulphate, approximately 3 million tons were mechanical pulp (CTMP and stone groundwood pulp) and approximately 3 million tons were other (including unbleached pulps).

Bleached chemical long fiber sulphate consists of several grades like for example Nordic bleached softwood kraft, (NBSK), radiata pine and southern pine. NBSK accounts for the larger part with an estimated world production in 1999 of 12 million tons.

Billerud annually produces 330,000 tons of market pulp, primarily NBSK grade, of which more than 80 per cent is sold to markets in Europe.

Technical Definitions

CTMP. Chemi-thermomechanical pulp is produced by refining chemically impregnated, pre-heated woodchips.

Liquid Packaging Board. Used to pack liquid food and non-food products. They are plastic coated for fresh beverages and often laminated for long-life beverages. They are used by all major liquid packaging systems.

Mechanical pulp. Produced from debarked wood which is either applied to a grindstone under water pressure (SGW, stone groundwood pulp), or cut into chips and ground in refiners, when the fibres are liberated and produce a pulp.

MF. Machine-finished papers are produced from chemical pulp. The soft calendaring gives a matt finish to the surface. Used for paper bags, carrier bags, wrapping paper etc.

MG Kraft paper. Mono-glazed paper produced mainly from sulphate (kraft) pulp. Used for paper bags, wrapping paper, flexible packaging, specialty products etc.

1) All estimates regarding Billerud's annual production volumes are based on current capacity and product mix.

2) AssiDomän's operations in fluting and WTL are being sold to Kappa Alpha Holding.


Ne
er



Billerud has three mills in Sweden and sales offices in several European countries.

Main market Europe

Billerud, with 2,400 employees, has a turnover of almost SEK 7 billion and produces 1.3 million tons of paper and market pulp.

Roughly 75 per cent of the production consists of packaging paper. The remaining 25 per cent is market pulp.

The Gruvön and Skärblacka mills are located in central Sweden, whereas the Karlsborg mill is situated in the northernmost part of the country. Billerud's head office is in Stockholm.

More than 80 per cent of Billerud's production is sold in Western Europe.

"A strong and independent group"

Billerud's CEO Bert Östlund looks toward the future with a great deal of confidence. To summarise his opinion of the company, he says that Billerud is not one of the larger forestry groups, but it is a significant player in several important market segments.

Furthermore, Bert Östlund says that Billerud is financially strong and big enough to be a future alternative for customers. He emphasises that the pulp and paper know-how in the company should provide a good base for long-term business relationships and promises that Billerud will be among the technical leaders in the industry into the future.

"Another reason that should make us interesting to cooperate with, is that we are not a forward integrated company, so there is nothing preventing us from developing our work forms with the customer. We are free to use our know-how both in technical and application matters as well as in other areas."

Billerud is made up of three mills with nearly identical product portfolios, creating the opportunity for streamlining in the form of product exchanges, among other things. The coordination of the production units will result in substantial benefits, according to the CEO. Along with the announcement regarding the establishment of Billerud, the synergy effects were said to be SEK 200 million a year, with full effect from 2003.



Bert Östlund, Billerud's CEO.

Bert Östlund points out that Billerud's sales organisation is already established. It corresponds closely to localisation and personnal in the market operation that existed in respective business area within AssiDomän and Stora Enso.

A great change and yet the same...

The formation of Billerud was made public in October 2000. Approval was received from the EU Commission at the end of December and Bert Östlund accepted the position as Chief Executive Officer as from 1 January, 2001. The closing date was February 22, meaning that from that date Billerud was an independent group and had full access to the units that make up the group.

Billerud's shareholders, AssiDomän and Stora Enso, which each own 50 per cent, have stated that Billerud will be introduced to the stock exchange no later than in 2002.

Billerud is comprised of Gruvön Mill, which had been a part of Stora Enso, as well as Skärblacka Mill and Karlsborg Mill, which were parts of AssiDomän (see the mill presentations on page 2). Stora Enso and AssiDomän have indicated that synergy effects that will be reached by the merging of the three mills and the formation of Billerud will be SEK 200 million annually as from 2003.

Three mills carrying weight on important markets

Because of its geographic location, **Karlsborg Mill** has natural access to the special softwood fibre that grows in northernmost Scandinavia.

Karlsborg produces kraft paper, and it is also Billerud's largest producer of market pulp. The mill's total production capacity is nearly 300,000 tons a year, 165,000 tons of which is market pulp. The plant has also a coating machine with a 45,000-ton capacity.

Karlsborg's specialty is White Sack Paper, a product whose most important areas of application has experienced strong growth over the past few years. At the same time, the total number of applications has rapidly increased.

Karlsborg Mill has 470 employees.


KARLSBORG

The pace of development has been high at **Skärblacka Mill** in recent years, not least in the environmental field. The mill now has a long-term aerated activated sludge plant while a recovery boiler and three paper machines have undergone extensive conversions. A new wood room and six chip silos have been commissioned during the year 2000.

Skärblacka's production is steadily on the increase; last year, a figure of 370,000 tons of paper and pulp was reached. With the addition of the new equipment, the capacity exists for even higher production.

Skärblacka produces 200,000 tons of White and Brown Kraft Paper per year and close to 90,000 tons of fluting. Last year, 80,000 tons of market pulp was sold.

Skärblacka Mill has 700 employees.


SKÄRBLACKA

Gruvön Mill is one of the largest mills in the European forestry industry with about 1,100 employees and a total production capacity of 630,000 tons of paper and pulp per year.

About 175,000 tons of Gruvön's yearly production consists of Kraft Paper, 370,000 tons Containerboard and 85,000 tons Market Pulp.

Towards the end of 2000, Gruvön started a new recovery boiler and two months later a new evaporation plant was taken into operation.

Paper production at Gruvön includes a wide range of qualities; Kraft Papers such as White MG/MF Papers, White and Brown Sack Papers and also corrugated board raw materials like Fluting, White Top Liner and White Liner.

Gruvön has a freestanding coating machine at their disposal and two flash dryers for market pulp.


GRUVÖN

1.3 million tons of paper and market pulp

More than 80 per cent of Billerud's total production is sold in Europe. Except from the Scandinavian countries, customers mainly from southern and central Europe are the buyers. Italy, France, Germany, Spain, Great Britain, Belgium and Holland are the largest markets after Scandinavia.

Billerud, with 2,400 employees, has a turnover of almost SEK 7 billion and produces 1.3 million tons of paper and market pulp. Nearly 40 per cent of the production is comprised of Kraft Paper, 35 per cent is Containerboard and 25 per cent is Market Pulp.


Market Pulp 25%
Kraft Paper 40%
Containerboard 35%

Market leader in several areas

Billerud is a European market leader in several of its speciality areas, including White Sack Paper and white MG and MF Kraft Paper, which has a continuously expanding number of application areas. Billerud's total capacity for packaging papers is now 950,000 tons per year. Billerud is an important overall player in the European market for these paper qualities.

Leader in Containerboard

Billerud is also a leader in the NSCC segment of the market for Containerboard. The company has a production capacity of almost 500,000 tons of Containerboard, of which 340,000 is Fluting.



Staffan Fors
Marketing Director Paper



Niklas Söderström
Marketing Director Pulp



Anders Snell
Technical Director



Nils Lindholm
Chief Financial Officer



Bert Östlund
Chief Executive Officer



Torbjörn Joghed
Mill Manager, Gruvön



Stina Blombäck
Mill Manager, Karlsborg



Peter Davidson
Mill Manager, Skärblacka

The Billerud management

In addition to the Chief Executive Officer, Bert Östlund, the Billerud management consists of seven people. The team includes the pulp and paper marketing directors, Niklas Söderström and Staffan Fors respectively, plus the technical director Anders Snell and the Chief Financial Officer Nils Lindholm. The three mill managers also belong to the management group; Torbjörn Joghed, Gruvön, Stina Blombäck, Karlsborg and Peter Davidson, Skärblacka. All members of the management group, except the mill managers, are stationed at Billerud's head office in Stockholm.

Marketing organisation

CEO Bert Östlund

Marketing Director Paper
Staffan Fors

Marketing Director Pulp
Niklas Söderström



Lennart Eberleh
Product Area Manager
Containerboard



Caroline Linderoth
Product Area Manager
MG/MF Kraft Paper



Olov Olsson
Product Area Manager
Sack Paper

Niklas Söderström is Marketing Director for Billerud's pulp. Before, he had the corresponding position within the AssiDomän Group. Staffan Fors is Marketing Director for paper. He was earlier Marketing Director within Stora Enso Pulp.

Billerud's paper business is divided into three product areas. Lennart Eberleh is responsible for Containerboard; he held the corresponding position at Gruvön Mill. Caroline Linderoth is responsible for MG/MF Kraft Paper. Up to the establishment of Billerud, she had the same area of responsibility in Skärblacka Mill's marketing department. Olov Olsson is responsible for Sack Paper; he has previously been responsible for the marketing of the same products whitin AssiDomän. Billerud has eight sales companies. Two of these are located at the head office: Billerud Scandinavia, which is responsible for the markets in Sweden, Norway, Denmark, Finland, Iceland and the Baltic States, and Billerud International, responsible for markets outside Europe.



Head office in Stockholm

Billerud's head office is located in Bergshamra in the northern part of Stockholm. The present street address is Pipers Väg 2. Postal address: P O Box 703, S-169 27 SOLNA.
Telephone +46 8 655 92 45.
Fax +46 8 655 94 45.
E-mail: info@billerud.com
In August Billerud will move to a new office in the same area. The street address will then be Frösundatorg 3.



Billerud Sales Ltd.

Managing Director:
David Hargreaves
1, Phoenix Place
Phoenix Centre
GB-NOTTINGHAM NG8 6BA
UK
Telephone No. +44 115 975 87 69
Telefax No. +44 115 975 87 70
Mobile: +44 780 2367 287



Billerud Scandinavia

Sales Director:
Lars Nielsen
P O Box 703
SE - 169 27 SOLNA
Sweden
Telephone No. +46 8 655 91 61
Telefax No. +46 8 655 94 38
Mobile: + 46 70 632 27 02



Billerud International

Sales Director:
Peter Sundvall
P O Box 703
SE -169 27 SOLNA
Sweden
Telephone No. +46 8 655 92 58
Telefax No. +47 8 655 94 38
Mobile: +46 70 549 55 66

Billerud´s offices in Europe


STOCKHOLM
NOTTINGHAM
HAMBURG
AMSTERDAM
PARIS
MILAN
BARCELONA



Billerud GmbH

Managing Director:
Niels Ankersen
Am Stadtdeich 5
DE - 20097 HAMBURG
Germany
Telephone No. +49 40 320 16 100
Telefax No. +49 40 380 90 07
Mobile: +49 172 899 31 51



Billerud Benelux B.V.

Managing Director:
Leo Verhoeff
Herengracht 566
NL-1017 CH AMSTERDAM
Netherlands
Telephone No. +31 20 520 76 80
Telefax No. +31 20 626 75 60
Mobile: +31 653 33 29 20



Billerud France S.A.

Managing Director:
Didier Flinois
39, rue de la Bienfaisance
FR - 75008 PARIS
France
Telephone No. +33 1 45 61 53 85
Telefax No. +33 1 45 61 02 60
Mobile: +33 6 80 95 81 37



Billerud Iberica S.L.

Managing Director:
Borja Gibernau
C/Frederic Mompou 3, 6º A 2ª
ES 08960 SANT JUST DESVERN
(Barcelona) Spain
Telephone No. +34 93 470 05 56
Telefax No. +34 93 473 08 98
Mobile: +34 609 30 20 28



Billerud Italiana S.r.l

Managing Director:
Arnaldo Ferrari
Via A Vola 16
IT - 200 93 COLOGNO MONZESE (MI)
Italy
Telephone No. +39 022 51 51 41
Telefax No. +39 022 515 14 69
Mobile: +39 348 385 35 32


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AssiDomän

AssiDomän AB • Corporate Communications • S

)1

Sale to Kappa completed

The sale of AssiDomän Corrugated & Containerboard to Kappa Holdings is now completed. The deal has been closed following last week's approval of the sale by the EU Commission.

The purchase price amounts to MSEK 10,410 on a debt-free basis, of which tax debts account for MSEK 350 and interest-bearing liabilities for MSEK 4,680. The deal is expected to provide AssiDomän with a capital gain of MSEK 1,570. In addition, there will be positive tax effects of approximately MSEK 300. The transaction is expected to have a positive impact on earnings as per January 1, 2001 of approximately MSEK 1,870, corresponding to SEK 19.70 per share. The capital gain does not include the effect of translation differences on the sold units' shareholders' equity during the holding period.

Since the formal takeover of the business takes place as of 1 January 2001, AssiDomän's earnings will also be affected by the transfer to Kappa of net profits accrued up to the takeover date, while AssiDomän will receive interest on the purchase price for the share capital during the same period. In the first quarter of 2001, the sold units accounted for 70 % of turnover and 40 % of operating profit.

As announced earlier, the intention following this now completed structural deal is to adapt the capital structure to the present operations. The company expects to be able to provide more detailed information in connection with next week's Annual General Meeting.

AssiDomän AB
Corporate Communications
18 May 2001

For further information, please contact:
Gunnar Palme, President and CEO, Tel.: +46 8 655 9280
Berit Hallberg, Senior vice President Corporate Communications,
Tel.: +46 8 655 9106
Peter Månsson, Vice President Investor Relations, Tel.: +46 8 655 9278


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Decisions taken at AssiDomän's 2001 AGM

At the Annual General Meeting of AssiDomän AB on Tuesday, the dividend for 2000 was determined at SEK 6.50 per share. The record date for this dividend is Monday 28 May 2001.

In addition, the Annual General Meeting decided on the distribution, pursuant to Sweden's legal precedent Lex ASEA, of all the shares in Billerud AB ("Billerud"), which the company holds on the record date designated below. The distribution is conditional, in part, on Billerud's listing on Stockholmsbörsen no later than 17 December 2001 and, in part, on Billerud's having published a listing memorandum. The record date for the distribution of shares in Billerud shall be the date decided on by the Board of Directors, falling within the period from the fourteenth day, inclusive, to the sixtieth day, inclusive, after the date on which the conditions for distribution are met in accordance with the above information, although not later than 28 December 2001.

AssiDomän currently holds fifty per cent of the shares in Billerud. As a result of an agreement with Stora Kopparbergs Bergslags AB, AssiDomän may acquire a maximum of a further twenty per cent of the total number of shares in Billerud, although may not hold more than a maximum of seventy per cent of the total number of shares in Billerud subsequent to the acquisition. Should AssiDomän acquire shares in accordance with this, these shares shall also be distributed to AssiDomän's shareholders. The book value of shares which may be distributed amounts to a maximum of MSEK 2,285.

Board members Björn Björnsson, Jan Blomberg, Hans Carlsson, Gunnel Duveblad, Bernt Magnusson, Gunnar Palme, Carl Wilhelm Ros and Per Tegnér were re-elected. At the statutory board meeting following the Annual General Meeting, Bernt Magnusson was re-elected Chairman.

AssiDomän AB
Corporate Communications
22 May 2001

For further information please contact:
Berit Hallberg, SVP Corporate Communications, Tel.: +46 8 655 9106
Peter Månsson, VP Investor Relations, Tel.:+46 8 655 9278


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AssiDomän AB • Corporate Commu



Domän

46 8 655 94 01

Welcome to smart forestry

An account of President Gunnar Palme's speech at AssiDomän's Annual General Meeting.

The speech is available audiovisually at AssiDomän's website, www.asdo.se, as of Wednesday.

"From now on, AssiDomän's new, long-term prime focus will be the ownership, management and utilisation of our extensive forest assets. Our aim is to be one of Europe's largest listed forest owners, with assets of 2.4 million hectares of productive timberland, and number two globally. Sharply-focused, listed forest ownership means that we occupy a unique position in Europe."

These were the comments of AssiDomän's President and CEO Gunnar Palme when he addressed the Annual General Meeting which convened in Stockholm on Tuesday.

He summarised 2000 as a year full of expectations, when AssiDomän attracted a lot of attention from its owners and the forestry sector. Its principal tasks were to maintain a fast pace in areas of profitability and streamlining, advance the structure process, define the future focus of AssiDomän, and create added shareholder value:

"We have put a lot of effort into this work, and I can inform you that we have achieved our objective. This means strengthened competitiveness for all the operational areas in the Group. Through recent consolidation and structural measures, we have also taken the decisive step into a new phase, which will see well-focused forest ownership and forest utilisation in the AssiDomän Group.

In terms of results, we intensified our efforts in 2000 on raising our income and margins, concurrent with which we enhanced our ability to utilise a favourable market situation. Our earnings in the first quarter of 2001 confirm the consolidation of our business operations and their profitability."

Strategy & structure

With regard to a comprehensive, strategic overview and AssiDomän's future focus, Gunnar Palme made the following comments:

"The driving force has been to ensure profitability and long-term sustainable growth for all operational areas – in other words, arriving at competitive structures and in this way creating shareholder value. The process has been propelled by the necessity of sharpening the focus of operations. Stiffer competition in our industry demands

opportunities to consolidate leading positions. This, in turn, makes demands with regard to critical mass and wide-ranging proficiency.

The need for a sharper focus was a key factor which led to the decision to sell sack operations, the Dynäs and Sepap sack paper mills, and Barrier Coating to Frantschach. The deal enabled us to transfer SEK 4.4 billion of the purchase sum to our shareholders through the redemption of more than 23 million shares.

Similarly, we implemented an industrially and structurally appropriate solution for the pulp and paper mills in Skärblacka and Karlsborg. Together with Stora Enso's Gruvön unit, they form the new company Billerud AB, of which AssiDomän and Stora Enso own each fifty per cent. The intention is that Billerud AB will be listed on Stockholmsbörsen this year.

Through the agreement with Kappa Holding, we can now also create an appropriate, stronger ownership structure for our Corrugated and Containerboard operations. In industrial terms, the sale to Kappa is logical and favourable for all the parties involved. The deal has been completed and we are in a position to transfer even greater value to our shareholders – SEK 12 billion to be precise, equivalent to SEK 126 per share. "

Uniquely focused and listed forest ownership
Gunnar Palme pointed out that AssiDomän has entered a new phase as a forestry company concentrating on forest ownership and utilisation.

"We are continuing our work on finding stronger structures for the Group's remaining industrial operations. Here, I have in mind the Cartonboard business unit and the board mill in Frövi, our sawmill operations and our fifty per cent holding in Billerud. But we should not arrive at the intended solutions too quickly. As we have previously stated, we do not want to risk losing value on the way.

AssiDomän's new, long-term prime focus – and the core of our operations – will from now on be the ownership, management and utilisation of our extensive forest assets. We will be the biggest listed forest owner in Europe with assets of 2.4 million hectares of productive timberland, and number two globally. Sharply-focused, listed forest ownership means that we occupy a unique position in Europe.

Swedish timberland grows relatively slowly, but annual growth means that it is constantly renewed without any actual costs. We currently harvest approximately 70 per cent of growth, and although growth is relatively slow at our latitude, there's scope to increase the timber harvest in the future. We can increase the net volume of timber from our forests by 20 per cent over the next 20 years, while maintaining the level of felling.

We have captured our vision of a sharply-focused forest company in the concept *smart forestry*, which imparts our intention of being the foremost player in creating value from forest assets. This means that we aim to be the most prominent – and the

best – supplier of high-quality sawn timber and pulpwood, based on certified forestry which is sustainable in the long term, high-quality raw material and flexibility in the supply chain.

From having principally supplied our own industries, we will now – to a greater extent than previously – be a commercially active market player, where our extensive forest assets provide the basis for our operations. We anticipate that AssiDomän's know-how in forestry and commercial areas, along with the collective experience of our workforce, will consolidate our role as a long-term supplier of raw material for the industry. At the same time, there is potential for new, exciting business opportunities.

An important element in our strategy is an active forest holding. We will continue to buy and sell timberland. There is considerable scope for land deals, particularly in the south of Sweden. Prices are higher in this region, where we own areas corresponding to 65 per cent of the total tax assessment value of our timberland. I also see interesting opportunities for the utilisation and development of the potential which exists in the form of hunting, fishing and other special kinds of land concessions.

From a historical perspective, forest ownership has involved a low-risk investment and a good return. Forest has generated stable cash flows with high and stable margins. The strategy of a sharply-focused forestry company therefore includes safeguarding our ability to secure cash flows, and, as I have pointed out, we will adapt the capital structure to a degree of indebtedness appropriate for the company and its operations.

Growing forest produces carbon dioxide through photosynthesis. Each year, roughly 30 per cent of growth remains in AssiDomän's timberland. This means that the timber stock, and thereby the amount of combined carbon dioxide, increases. Sweden, and AssiDomän, should promote, at the international level, an approach whereby areas of growing forest are given greater economic value and are accepted as carbon sinks. Discussions are also in progress in the UN which in the long term can result in trade in emission rights.

Prospects are therefore favourable for the new AssiDomän. As a forestry company focusing sharply on forest ownership, we have the capacity to generate a strong, stable cash flow. Fluctuations in earnings are therefore lower than those found in the industry, and this gives scope for a high dividend payout ratio vis-à-vis earnings. Investing in AssiDomän therefore involves low risk, and a favourable, even rate of return – aspects which both large and small investors should find attractive."

AssiDomän AB
Corporate Communications
22 May 2001


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän's future strategy was presented at a Capital Market Day in Fäma, Skinnskatteberg on 22 August 2001. The presentations from the Capital Market Day are available on AssiDomän's website at 15.00 hrs UK time: www.asdo.se

The new AssiDomän

AssiDomän is the innovative forest company which creates new and growing values in every business in which the company operates.

Strategy
AssiDomän's core business is ownership, development and management of timberland. Based on its timberland assets, the company will concentrate on the first links in the forestry value chain and create value there by developing and offering products and services of the highest quality. Growth will primarily be organic. The timberland holdings will also grow through AssiDomän acquiring land as part of its involvement in the restructuring of the forest industry.

Strategic goals
AssiDomän intends to be the most efficient and innovative player within forestry, which means exploiting the full production potential of its timberland. The company will be in the frontline as regards development of business concepts, products, sales channels and service, and will assume greater responsibility for value creation in customers' processes. AssiDomän will be the leader in economically, socially and ecologically sustainable forest management.

Operational focus
The company will expand within areas close to the core business where we have high competence and can create competitive advantages. AssiDomän will further develop existing business such as biofuels and various types of leases and grants, including hunting and fishing rights. One new business opportunity is to use our management competence to help others to cultivate and manage timberland, primarily outside Sweden. We are therefore open to an extension of our business to new geographic markets – mainly for services, but over time also ownership of forest assets. Trading in timber options is another potential new business opportunity. Possible future trading in emission rights can also increase timberland values.

Active timberland assets
Active forest ownership means that timber production capacity can be increased through acquisitions. Equally, divestitures can be made when the market price is

significantly higher than AssiDomän's internal value. Divestiture and acquisition of timberland will therefore continue to be a natural part of AssiDomän's forestry operations. The scope and focus of these transactions will be adapted to market and price conditions. A reasonable assessment today is that divestitures over the next two years will be at the same level as the average over the last ten years, i.e. MSEK 450-500 per year.

Refocusing AssiDomän

Over the past year extensive restructuring has been carried out within the Group in order to refocus its operations. This has resulted in the sale of the sack paper, sack conversion and barrier coating operations. The corrugated board business was also sold in spring 2001. Today, the industrial operations in the Group comprise the cartonboard mill in Frövi, the sawmill operations and a 50% stake in Billerud. In conjunction with a stock market listing of Billerud, AssiDomän will distribute its share of the company to AssiDomän's shareholders. Billerud's listing is expected to take place in December 2001.

AssiDomän will play an active role in making the Swedish sawmill industry more profitable and market oriented in order to improve development potential and solvency. AssiDomän intends to contribute to consolidation by forming a new timber processing company, together with one or more partners. Once such a company has been set up, it can be listed in the longer term.

AssiDomän Cartonboard is developing well and in the most recent interim report, showed its highest return since 1996. However, there is no change in our assessment that the business unit will be better placed to achieve long-term, optimal profitability within a larger structure outside AssiDomän. AssiDomän will continue to develop Cartonboard with the future aim of finding a stronger home for these operations.

AssiDomän AB
Corporate Communications
22 August 2001

AssiDomän's operations focus on ownership, management and utilization of forest assets, 2.4 billion hectares of productive timberland in Sweden. The Group also includes sawmill operations and the Frövi cartonboard mill. The company has some 2,000 employees and annual sales of MSEK 7,200.


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän's financial targets adjusted

AssiDomän's future strategy, financial targets and dividend policy were presented at a Capital Market Day in Färna, Skinnskatteberg on 22 August 2001. The presentations from the Capital Market day are available on AssiDomän's website at 15.00 hrs UK time: www.asdo.se

Changed structure

During the past year extensive restructuring has been carried out within AssiDomän. The sack paper operations and sack conversion, as well as barrier coating, were sold in August 2000. In May this year, the corrugated board operations were also sold. These changes have radically altered the company's profit and loss account and balance sheet. The balance sheet has also been affected by a revaluation of AssiDomän's timberland assets to MSEK 17,500 at year-end 2000, as well as an MSEK 4,411 redemption payment to shareholders in March. As already announced, AssiDomän's Board will also convene an extraordinary general meeting in the autumn and propose that an additional MSEK 12,000 be transferred to shareholders through a new redemption programme.

These major changes mean that the Group's assets today mainly comprise timberland, not industrial facilities. The forest assets are sometimes designated as a real asset with some other characteristics. This has made it necessary to adapt the Group's financial targets to the new structure. In this connection, account has also been taken of the fact that the previous targets were set against the background of a period with high inflation, while we are now in a period where low inflation is anticipated, which also affects return requirements.

Growth and return targets

The overall target is to create a good return for the company's shareholders. In the case of AssiDomän, this means the following:

Growth and return from operating activities

- *Earnings from operating activities to increase by at least 3% per year (over a business cycle).*
- *Visible return from operating activities on net operating assets to be at least 5% per year (over a business cycle).*

Appreciation of forest assets

- *In addition to visible return from operating activities, forest assets appreciate. Part of this appreciation will be realized annually through land transactions.*

Dividend policy

- *Over the long term the ordinary dividend should correspond to 70-80% of profit after tax including capital gains. AssiDomän's consolidation requirements and financial position in general will also be taken into account.*

The dividend target will first apply to the dividend for 2002, when the company has been operating with its new structure for a full year.

Financial targets

- *The interest coverage ratio to be no less than 2.0.*

- *AssiDomän's target is a net debt/equity ratio of approximately 1.0.*

- *However, the capital structure must be able to vary between years. A higher level of debt may be desirable if interest rates are expected to fall or if there is an upward economic trend. Large, stable cash flows allow higher debt and therefore a higher return on equity.*

- *It will be possible to use share buy-backs to change the capital structure.*

AssiDomän AB
Corporate Communications
22 August 2001

AssiDomän's operations focus on ownership, management and utilization of forest assets, 2.4 billion hectares of productive timberland in Sweden. The Group also includes sawmill operations and the Frövi cartonboard mill. The company has some 2,000 employees and annual sales of MSEK 7,200.


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Sveaskog and AssiDomän in talks

Sveaskog AB, a company wholly owned by the Swedish state, has initiated talks with AssiDomän AB with the intention to ascertain the possibilities of making a public offer for all shares in AssiDomän. Such an offer would refer to the AssiDomän remaining after carrying out the currently planned dividend of shares in Billerud and the announced cash transfer of SEK 12 billion through a share redemption. The intention is to conclude these talks as quickly as possible, after which additional information will be provided.

AssiDomän AB
Corporate Communications
2001-09-28

AssiDomän's operations focus on ownership, management and utilization of forest assets, 2.4 million hectares of productive timberland in Sweden. The Group also includes sawmill operations and the Frövi cartonboard mill. The company has some 2,000 employees and annual sales of MSEK 7,200.




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän sells Swedish gluelam plant to Norrfog

AssiDomän has reached agreement with Norrfog AB on the sale of the gluelam plant in Malå, Sweden. The sale, which takes place on 15 October 2001, is part of the ongoing restructuring in AssiDomän.

The deal covers the gluelam operations in Malå, although Malåbrädan is not included. AssiDomän will retain the Malåbrädan brand and will continue marketing and selling the product. It will however be manufactured by Norrfog AB.

The operations acquired by Norrfog AB generate sales of around SEK 55 million, and provide employment for a workforce of 40.

Following the sale, AssiDomän Interior AB will have a turnover of some SEK 210 million and a workforce of 80.

Norrfog's core activities consist of the manufacture of gluelams, components and sawmill operations. The company's head office is located in Malå. Following the takeover of the gluelam plant in Malå, Norrfog's sales total around SEK 100 million and the company has 90 employees.

AssiDomän AB
Corporate Communications
9 October 2001

For further information:
Lars Eriksson, MD Norrfog AB, tel +46 – 953 10307, +46 – 70 66 95 450,
Anders Nilsson, MD AssiDomän Timber, tel +46 – 8 655 91 00,
+46 – 70 574 19 17.

AssiDomän's operations are focused on the ownership, management and utilisation of forest assets amounting to 2.4 million hectares of productive timberland. The Group includes sawmill operations and the board mill in Frövi, Sweden. Around 2,000 personnel are employed and sales amount to SEK 7,200 million.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän signs deal with Vilhemina övre allmänningsskog

Following negotiations that have been carried out for some time, AssiDomän AB has signed an agreement with Vilhemina övre allmänningsskog (a common-land forest) on the sale of 3,675 hectares of productive forest land in Åsele Municipality, Lapland. The purchase price is MSEK 24.

"Vilhemina övre allmänningsskog is happy about this opportunity to acquire replacement forest for the forest in the Njakafjäll area which was taken out of production by the decision in 1998 to form a national park," says Olaf Bergman, chairman of Vilhemina övre allmänningsskog. "The acquisition creates better conditions for continued forestry and secure jobs in the region."

Jonas Jacobsson, Business Unit Manager of AssiDomän Forestry, comments: "We are pleased to have reached an agreement with Vilhemina övre allmänningsskog. The area is located on the periphery of our major holdings in Norrland, and through the deal AssiDomän releases capital with which it can generate a better return."

The sale is in line with AssiDomän's strategy, with an active forest ownership and land transactions as an integral part of the operations. Following the sale, AssiDomän still owns a total of 2,365,000 hectares of forest land, of which 1,714,000 hectares are in Sweden's Norrland province and 651,000 in southern Sweden.

AssiDomän AB
Corporate Communications
2001-10-03

AssiDomän's operations focus on ownership, management and utilization of forest assets, 2.4 million hectares of productive timberland in Sweden. The Group also includes sawmill operations and the Frövi cartonboard mill. The company has some 2,000 employees and annual sales of MSEK 7,200.


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AssiDomän AB • Corporate Communicat

655 94 01

Distribution of Billerud – Preliminary timetable

AssiDomän intends to distribute to its shareholders shares in Billerud corresponding to 70% of the total number of shares in the company. The shares will comprise AssiDomän's original 50% of the company and the 20% acquired from Stora Enso after Stora Enso exercised its sales option to AssiDomän in accordance with the agreement between AssiDomän and Stora Enso in November 2000.

The decision on distribution was made at the Annual General Meeting on 22 May 2001. The Meeting gave the Board a mandate to decide on distribution subject to certain conditions, including approval for listing of Billerud on the Stockholm Stock Exchange. The Exchange's Listing Committee will make a decision on this matter on 31 October. A preliminary timetable for listing Billerud is as follows

The Listing Committee's decision on approval	October 31
Listing decision	October 31
Listing prospectus available on Billerud's website	November 1
Distribution of printed prospectus	November 5
First trading day for AssiDomän ex Billerud	November 14
Settlement date for allocation	November 16
Trading starts in Billerud shares	November 20

Sveaskog has recently announced a public offer to acquire all the shares in AssiDomän. Part of Sveaskog's payment for AssiDomän is intended to comprise shares in Billerud, corresponding to the Swedish State's holding in Billerud after the distribution (35.3% of 70%, i.e. 24.7% of all the shares in Billerud). If the Swedish State follows the proposed timetable, AssiDomän's shareholders will receive the State's shares in Billerud as well as cash payments on 28 December 2001.

AssiDomän AB
Corporate Communications
16 October 2001

Further information on Billerud is available on Billerud's website www.billerud.com and for information regarding Sveaskog's offer to shareholders in AssiDomän, see Sveaskog's website www.sveaskog.se.


Press
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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

European Commission approves AssiDomän´s sale to Kappa

The European Commission Merger Task Force has today given the approval to the sale to Kappa Holdings of AssiDomän´s Corrugated and Containerboard business units.

The deal is expected to be completed within the next few weeks, with formal takeover as of 1 January 2001.

AssiDomän AB
Corporate Communications
11 May, 2001


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän proposes redemption of shares for SEK 12 billion

The Board of Directors of AssiDomän decided today to propose a transfer of approximately MSEK 12,000 to AssiDomän's shareholders. It is proposed that the transfer will be effected through redemption of shares.

Redemption requires a resolution at a general meeting. The Board has therefore decided to convene an extraordinary general meeting in the autumn. Detailed terms for the redemption will be announced in connection with the extraordinary general meeting.

The background is the now completed sale of Corrugated & Containerboard to Kappa Holdings for MSEK 10,410. The completion of structural deals has changed AssiDomän's main direction to focus on ownership, management and use of forest assets. The proposed transfer will adapt the capital structure to the nature and scope of the present operations.

AssiDomän AB
Corporate Communications
21 May 2001

For further information, please contact:

Gunnar Palme, President and CEO, Tel.: +46 8 655 92 80
Berit Hallberg, SVP Corporate Communications, Tel.: +46 8 655 91 06
Peter Månsson, VP Investor Relations, Tel.: +46 8 655 92 78


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän reports environmental improvements in several prioritised areas

AssiDomän has cut energy consumption by 20 per cent, reduced emissions of acid-forming substances by 25 per cent, and decreased carbon dioxide emissions by 25 per cent.

This is shown in AssiDomän's annual and environmental report for 2000 which is published today. For the third consecutive year, these improvements are reported in the form of environmental key ratios, something which AssiDomän was the first forest products company to introduce. These ratios are intended to provide good comparability over time and to enable systematic follow-up and presentation of environmental targets, improvements and results. The key ratios express the use of resources and environmental impact of the company's operations in relation to production volume, expressed as value added. Other key ratios relate to long-term sustainable development.

The key ratio for energy and eco-efficiency shows that total fuel consumption decreased by 20 per cent. This is a result of reduced use of non-renewable fuels due to improvements in equipment and combustion technology combined with favourable operating conditions. One direct consequence of this improved energy consumption is that acid-forming emissions have also decreased. The key ratio shows a 25-per cent improvement.

For emissions of carbon dioxide, a 25 per cent reduction can be noted. This is far more than Sweden has undertaken to achieve within the framework of international agreements aimed at reducing the greenhouse effect. AssiDomän's growing forest plays a key role in this context. Since about 30 per cent of annual growth in the forests is not harvested, the timber reserves are constantly increasing. Growth occurs through photosynthesis, which binds carbon dioxide in the growing forest to form what is known as a carbon sink.

In 2000, for the second consecutive year, AssiDomän was one of the four forest products companies in the world to be included on the Dow Jones Sustainability Group Index, a stock index which lists the best companies in the world in terms of their ability to achieve their goals by integrating financial opportunities with responsibility for environmental and social issues.

AssiDomän AB
Corporate Communications
18 April 2001

For additional information, please contact AssiDomän AB Corporate Environment:
Ingrid Haglind, Tel. +46 8 655 9174, +46 70 672 52 29
Lars Strömberg, +46 8 655 9173

AssiDomän manufactures and markets corrugated board, containerboard, cartonboard and sawn timber. The Group owns and manages 2.4 million hectares of productive forest land. AssiDomän has approximately 11,000 in 18 countries. Turnover in 2000 amounted to MSEK 24,600. AssiDomän's long-term main focus will be on forest ownership.

The 2000 annual and environmental report can be accessed on AssiDomän's website www.asdo.se. You can also order the report from Corporate Communications, e-mail mailbox@asdo.se, or telephone: +46 8 655 90 00.


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Payout of redemption amount

Following the district court's approval providing force of law, and the decision having been registered by the Swedish Patent and Registration Office, the redemption of shares in AssiDomän can be completed. AssiDomän pays SEK 190 cash for each share registered for redemption. The payout is expected to take place on 29 March 2001. A total of SEK 4,411 million is to be paid to the shareholders.

The registration period for AssiDomäns share redemption offer expired on 16 November 2000. The offer covered the redemption of every fifth share at SEK 190 per share. The offer involved the registration of 23,215,855 shares for redemption, which corresponded to 98.1 per cent of the maximum number of redeemable shares in accordance with the offer. Since 6 December the shares registered for redemption have been available for trading via the OM Stockholm Stock Exchange. Trading will now cease. The last day for trading shares is 21 March 2001. The record date for payout of the redemption amount is 26 March 2001.

The payout of the redemption amount will involve the transfer of SEK 4,411 million to AssiDomän's shareholders. Through the redemption, the number of shares is reduced by 23,215,855. Following the redemption, the number of shares in AssiDomän will total 95,157,179.

AssiDomän AB
Corporate Communications
15 March, 2001

Information on the redemption of shares can be obtained via the company's website www.asdo.se. In Sweden, the company provides a telephone service dealing with tax matters; call 020-43 92 00 between 1 March and 2 May 2001.

AssiDomän manufactures and markets corrugated boards, raw material for corrugated, cartonboard and sawn timber. The group is Europe's largest listed forest-owning company with 2.4 million hectares of productive forest land. AssiDomän has 11,000 employees in 18 countries. Sales totalled SEK 24.6 billion in 2000.


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AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän Frövi to invest in a new digester plant

The Board of AssiDomän AB has decided to invest MSEK 180 (MEUR 20) in a new batch digester plant at AssiDomän Frövi. The batch digesters will supply the bleaching unit with pulp. The plant is expected to go into operation in summer 2002.

This investment will guarantee production levels by a wide margin for future capacity increases while the quality of the bleached pulp can be further improved. The investment will also lead to cost reductions in the form of lower energy requirements, less use of chemicals and a higher pulp yield.

Furthermore, the investment supports AssiDomän Frövi's new product strategy which involves the introduction of a two-sided bleached packaging board, resulting in increased consumption of bleached pulp. The new product strategy will open a market for more exclusive packaging in segments with higher profitability.

AssiDomän AB
Corporate Communications
27 April 2001

For further information, please contact:
Lars-Ola Almberg, Business Unit Manager, AssiDomän Frövi, tel.: +46 581-371 05
Siv Bergenström, Communications Manager, AssiDomän Frövi, tel.: +46 581-371 07

AssiDomän manufactures and markets corrugated board, raw material for corrugated, cartonboard and sawn timber. The group owns and manages 2.4 million hectares of productive forestland. AssiDomän has approximately 11,000 employees in 18 countries. In year 2000 turnover amounted to SEK 24.6 billion. AssiDomän's new long-term main focus will be on forest ownership.

Joint press release from Stora Enso Oyj and AssiDomän AB

EC approves formation of Billerud

The European Commission Merger Task Force has today given approval to the formation of the new company Billerud, which will be 50/50 owned by Stora Enso and AssiDomän.

The new company will be formed from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). The deal should be completed in February 2001, with formal merger and formation on 1 January 2001.

Helsinki and Stockholm
22 December 2000

For further information, please contact:
Bo Eriksson, Senior Vice President Stora Enso, Tel.: +46 70 578 2244
Katarina Sivander, Mangager Press Relations AssiDomän,
Tel.: +46 70 667 6440




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän to sell Corrugated & Containerboard to Kappa Holdings

AssiDomän AB has concluded an agreement with Kappa Alpha Holdings ("Kappa Holdings") on the sale of AssiDomän Corrugated & Containerboard. Kappa Holdings is a company formed by Cinven Ltd and CVC Capital Partners to acquire AssiDomän Corrugated & Containerboard, which will be integrated in due course with Kappa Packaging.

The selling price for AssiDomän Corrugated & Containerboard amounts to MSEK 10,410 on a debt-free basis. Of this MSEK 350 represent tax debts, and MSEK 4,680 net interest-bearing liabilities. In 2000 the business units Corrugated and Containerboard had net revenues of MSEK 12,474 and operating income (EBIT) of MSEK 1,061.

Formal take-over of the business is as of January 1, 2001. The transaction requires the approval of EU:s competition authorities. The process to obtain approval has been opened and is estimated to be completed with payment during the first six months of this year. Interest on payment for the shares will be paid from January 1, 2001.

For AssiDomän the transaction is expected to yield a capital gain of MSEK 1,570. In addition thereto, there are positive tax effects of approximately MSEK 300. Overall, the sale is expected to generate a positive effect on the profit for 2001 of about MSEK 1,870, equivalent to SEK 19.70 per share (95.2 million shares after on-going redemption). After the transaction, proforma net cash position will be MSEK 9,400, and after accomplished redemption MSEK 5,000.

– The sale is in line with the strategy adopted more than a year ago, that is to create long-term competitive structures for the business at the same time as we are making visible and creating shareholder-value, says Gunnar Palme, CEO of AssiDomän. Combined, AssiDomän's and Kappa's operations will be a considerably stronger player in the European market for corrugated and containerboard.

– The rationale behind today's announcement is simple: Kappa Packaging and AssiDomän Corrugated & Containerboard are extremely complementary with minimal geographical overlap. The businesses will have a strong balanced portfolio of virgin and recycled fibre products, says Frits Beurskens, President of Kappa Packaging.

Capital structure
By selling Corrugated & Containerboard, AssiDomän becomes a company focused on owning forestland. The capital structure will therefore be adjusted to AssiDomän's re-focusing of its business. Further information as to AssiDomän's future capital structure and the form of transferring capital to the shareholders will be provided after completion of the transaction.

Future direction of the business
AssiDomän is the largest publicly owned owner of forestland in Europe with a unique asset in 2.4 million hectares of productive forestland in Sweden. The sale of Corrugated & Containerboard is a crucial step in the transforming of AssiDomän into a focused forest-owning company. After the transaction, AssiDomän's industrial operations will consist of the Frövi cartonboard mill, the sawmill operation, and a 50-percent stake in Billerud AB. The intention is to obtain a listing of Billerud AB on the Stockholm Stock Exchange as soon as possible, but not later than during 2002. In connection with such listing, AssiDomän's shareholding in Billerud would be distributed to its shareholders. The process to develop stronger structures for the remaining industrial operations will continue.

Given the dominating position of forest assets in AssiDomän after the sale, the potential positive effects of a possible separation between forestry and industrial operations are seen as minor. AssiDomän's Board of Directors has therefore decided not to present to the AGM the previously announced proposal for a split of forestry and industrial operations in two separate companies.

Given its new future orientation towards forest ownership, AssiDomän will have the capacity to generate a strong and stable cash flow. Earnings fluctuations are considerably smaller for forest than for industrial operations and forest ownership does not require ongoing capital expenditures. Historically, forest ownership has been a low-risk investment with a good return. A stable cash flow and a limited need for capital expenditures allows for adoption of a dividend policy with a high payment ratio. In the same way as before, the Company also has the option of strengthening its cash flow by land transactions from time to time.

Advisor to AssiDomän in the sale of Corrugated & Containerboard has been Carnegie.

AssiDomän AB
Corporate Communications
12 March 2001

For further information:
Gunnar Palme, president and CEO AssiDomän, Tel.: +46 8 655 9281
Berit Hallberg, SVP Corp. Communications, Tel.: +46 8 655 9106, +46 70 522 0860
Peter Månsson, VP Investor Relations, Tel.: +46 8 655 9278, +46 70 659 9278

Press conference:
Held Monday 12 March 2001, at 10.30 a.m. (CET), Salénhuset, Norrlandsgatan 15, Stockholm. Conference room: Forum.

Participation from Gunnar Palme President, CEO AssiDomän, Bernt Magnusson Chairman AssiDomän and Ed Driessen Vice President, deputy CEO Kappa Packaging.

International teleconference:
Held Monday 12 March 2001, at 1.30 p.m. (CET). Call +44 (0)20 8240 8244 (if calling from Europe) or +1 303 267 1000 (if calling from the US). You should use a quiet room please.

Instant replay (available 48 hours):
Europe: +44 (0)20 8288 4459, access code: 614392
US: +1 303 804 1855, access code: 966405

Further press-materials will be available from 10.30 a.m. (CET) at AssiDomäns website: www.asdo.se.

Enclosures:
1. AssiDomän 2000 proforma income statement, balance sheet, and key figures after the sale
2. Facts on the businesses
3. Company backgrounds

Appendix 1

PROFORMA – AssiDomän group excl. units under sale

Profit and loss account MSEK	Proforma 2000	Full year 2000
Net turnover	**7,182**	24,643
Other operating income	**331**	566
Operating costs*	**-6,128**	-20,113
Share of profits of associated companies	**810**	-4
Depreciation according to plan	**-404**	-1,619
Operating profit	**1,791**	3,473
Financial items	**-206**	-383
Profit after financial items	**1,585**	3,090
Taxes	**-444**	-266
Minority interests	**-**	-6
Net profit	**1,141**	2,818

* Of which SPP-funds are included with MSEK 144 and 332 respectively, in staff costs.

Balance sheet MSEK	Proforma Dec 31 2000	Dec 31 2000
Fixed assets, non-interest-bearing	**22,210**	30,069
Stocks	**718**	2,305
Current receivables, non-interest-bearing	**2,223**	4,910
Liquid assets and interest-bearing receivables	**16,774**	2,925
Total assets	**41,925**	40,209
Shareholders' equity	**26,713**	24,843
Minority interests	**-**	29
Non-interest-bearing liabilities and provisions	**7,843**	10,235
Interest-bearing liabilities and provisions	**7,369**	5,102
Total shareholders´ equity and liabilities	**41,925**	40,209

Key data per share	Proforma Dec 31 2000	Dec 31 2000
Number of shares	**118,373,034**	118,373,034
Earnings per share, SEK	**9.65**	23.81
Shareholders´ equity, SEK	**226**	210
Net debt, MSEK	**-9,405**	2,177
Net debt ratio	**-0.35**	0.09
Return on equity, %		
- excl write-up 2000	**7**	20

The above profit- and loss account and balace sheet are based on the following assumptions:

- Corrugated & Containerboard is deconsolidated in the group accounting. Units sold to Frantschach during 2000 are not included.
- Estimated net result from the sale of Corrugated & Containerboard (MSEK 1 870) is not included in the profit and loss account. The sum does not include the effect of translation differences on equity of the units during holding period.
- No adjustment has been made to net financial items, apart from elimination of the above-named units' net financial items. No interest on the purchase price is included.
- The tax charge has been calculated based on an average tax rate of 28%.
- In the balance sheet are included as equity; estimated capital gain (MSEK 1 570) and positive tax effects (MSEK 300) from the sale.
- The balance sheet per 31 December, 2000 has been adjusted for the effects from the foundation of Billerud. The units AssiDomän Skärblacka and AssiDomän Karlsborg are deconsolidated and instead entered into the accounts as share of profits of associated companies.

Appendix 2

The integrated company

Yearly net turnover approx. MEUR 3,000
EBITDA MEUR 480
Number of employees: 17,400

A total of 120 manufacturing units in 17 countries

Production capacity:

kraftliner	640,000 tonnes
recycled material	1 400,000 tonnes
SC fluting	150,000 tonnes
solid board	1 000,000 tonnes
corrugated board	4,000 million m^2

Market position in Europe containerboard; 11%
Market position in Europe corrugated; 12%

Sold units; AssiDomän Corrugated & Containerboard

Net turnover year 2000, MSEK 12,474
Number of employees approx. 9,000
containerboard capacity; 1.1 million tonnes
corrugated board capacity; 2.2 billion m^2

Production facilities:

AssiDomän Kraftliner, SE	Kraftliner	640,000 tonnes
AssiDomän Ania, IT	Testliner/waste based fluting	180,000 tonnes
AssiDomän Stúrovo, SK	Testliner/waste based fluting	170,000 tonnes
AssiDomän Lecorsonnois, FR	Testliner/waste based fluting	75,000 tonnes

34 corrugated plants
25 sheet plants
7 specialist plants

Located in 16 countries; Sweden, Finland, Denmark, United Kingdom, Czech Republic, Poland, Russia, Lithuania, Slovakia, Germany, Belgium, the Netherlands, France, Switzerland, Italy, Spain.

Appendix 3

Kappa Packaging
Kappa Packaging is one of Europe's largest innovative companies operating in the production, development and sale of recycled paper, solid board, corrugated and solid-board packagings, graphic and speciality board.

With a workforce numbering around 8,200, Kappa Packaging sales are approximately EUR 1.7 billion. With 54 operating companies spread over 12 countries - including the Benelux, Germany, the United Kingdom, France, Norway, Poland and the Czech Republic - the company holds leading market positions. Kappa Packaging focuses its products primarily on the business-to-business segment of the packaging market.

For further information please see the company website: www.kappapackaging.com.

AssiDomän
AssiDomän manufactures and markets corrugated boards, raw material for corrugated, cartonboard and sawn timber. The group is Europe's largest listed forest-owning company with 2.4 million hectares of productive forestland. AssiDomän has approximately 11,000 employees in 18 countries. In 2000 turnover amounted to SEK 24.6 billion.

AssiDomän's main market is Europe. More than 80% of sales take place out-side Sweden. Basic production; forestry and the manufacture of packaging paper, is located primarily in Sweden, as well as in paper mills in Italy, France and Slovakia. Conversion into packaging is carried out at some 60 units in 16 European countries. AssiDomän is among the market leaders in most of the product areas in which the group operates

For further information please see the company website: www.asdo.se.

Cinven
Cinven is the leading private equity provider for larger European buyouts, having led transactions in excess of £10 billion since 1995. The firm's strategy is focused on being the lead investor in large European management buyouts, typically with a transaction size of at least £100 million. Its objective is to invest in profitable businesses with established, market leading positions, and with strong prospects for growth through further investment and focused management.

Cinven has undertaken private equity investment throughout the 1990s for three of the UK's largest pension funds: British Coal Pension Funds, Railways Pension Schemes and Barclays Bank Pension Fund. These have now been joined by a

group of fifty world-wide institutional investors in the £1.5 billion Second Cinven Fund. This financial firepower enables Cinven to undertake some of Europe's largest buyout transactions in Europe. Wholly owned by its directors, Cinven is a totally independent business.

For further information, please see the company website: www.cinven.com.

CVC Capital Partners
CVC is a leading independent equity provider in the UK and Continental Europe, specialising in large scale MBOs/MBIs. In 1998, CVC arranged European deals worth more than any other private equity provider, building on its previous seven year record for completing the largest number of major MBOs/MBIs in Continental Europe (source: KPMG Corporate Finance).

Founded in 1981 as Citicorp's European private equity arm, in 1993 CVC carried out its own management buy-out and is independently owned by its management. CVC has offices in 11 European countries and 50 investment professionals. CVC currently has total funds under management of €4.1 billion[①], and more recently launched a $3.5 billion European fund.

CVC is an investment adviser to Citigroup for its European private equity investments[②].

① *Including funds from Citigroup, a US bank holding company*
② *Citigroup invests through Citicorp Capital Investors Europe Limited, its indirect subsidiary*

For further information, please see the company website: www.cvceurope.com.

Press release from Stora Enso Oyj and AssiDomän AB

Formation of Billerud finalized

The formation of Billerud AB has been legally finalized today. The company is owned 50/50 by Stora Enso and AssiDomän.

The new company is the result of a merger of three paper mills: Gruvön (Stora Enso), Karlsborg and Skärblacka (AssiDomän). The European Commission approved the deal at the end of December.

Helsinki and Stockholm
22 February 2001

For further information, please contact:
Peter Månsson, VP Investor Relations AssiDomän AB, tel. +46 8 655 9278
Ingvar Pettersson, SEVP Financial Services & IT, Stora Enso Oyj,
tel. +46 8 613 6600

Press release from Stora Enso Oyj and AssiDomän AB:

Bert Östlund appointed President of Billerud

The Board of Billerud, in which Stora Enso and AssiDomän each hold a 50-percent ownership interest, and which will be formally established on January 1, 2001, has appointed Bert Östlund President of the new company. He will take over this post on January 1, 2001.

Bert Östlund, 52, (M.B.A) has extensive experience from within the forest products industry and is currently President of Stora Enso Pulp. Since 1987, he has been employed in a number of management positions within the Group, including periods as President of Stora Cell, President of Stora Celbi in Portugal and CFO at Stora Cell.

A program to appoint a successor to Mr. Östlund as new President of Stora Enso Pulp is underway.

Helsinki and Stockholm
November 30, 2000

For further information, please contact:
Ingvar Petersson, Chairman, Billerud, Tel. +46-8 613 66 00, +46 70 595 76 05
Anna-Lena Nyberg, Vice President, Human Resources, AssiDomän AB,
Tel. +46-8 655 92 17, +46-70 522 08 85


Press
Information


AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän transfers SEK 4,411 million to its shareholders through share redemption

According to the final count, applications were received for redemption of 23,215,855 shares. This corresponds to 98.1 percent of the maximum number of shares that could be redeemed pursuant to the offer. Thus MSEK 4,411 will be transferred to AssiDomäns' shareholders.

The application period for AssiDomän's share redemption offer expired on November 16, 2000. The offer included redemption of every fifth share at a fixed redemption price of SEK 190 per share. The payment of the redemption amount is expected to be effected in March/April 2001, after the necessary permit of the District Court.

As of now, shares applied for redemption will be denoted *redemption shares*. These new shares are separately registered on each shareholder's account.

Trading in redemption shares is expected to commence at OM Stockholm Exchange on December 6, 2000.

The number of shares in AssiDomän at present is 118,373,034. Of these; 23,215,855 are redemption shares. After the registration of the redemption in March/April 2001, the shareholders will receive cash payment for their redemption shares, which at that time will cease to be shares. The number of shares in AssiDomän will then amount to 95,157,179.

AssiDomän AB
Corporate Communications
2000-11-27

For further information, please contact:
Berit Hallberg, Senior Vice President Corporate Communications, Tel. +468 655 9106
Peter Månsson, Vice President Investor Relations, Tel. +46 8 655 9278

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,000 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.

Financial calendar 2001

Financial information for 2001 will be published on the following dates:

February 13 Year end report 2000
April 27 Interim report, January-March
July 31 Interim report, January-June
October 30 Interim report, January-September

AssiDomän AB

Corporate Communications

2000-12-22





AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Proposed terms for the redemption of shares in AssiDomän AB

- **The Board of Directors is proposing the redemption of every fifth share for SEK 190 per share**
- **Through the redemption, it is proposed that SEK 4.5 billion be transferred to the shareholders**

The Board of Directors of AssiDomän AB today set the terms for its share redemption proposal for approval by the extraordinary general meeting on October 9, 2000. Every fifth share will be redeemable for SEK 190 in cash. If the offering is fully accepted, approximately 23.7 million shares will be redeemed and approximately SEK 4,498 million transferred to the shareholders of AssiDomän.

For every share in AssiDomän, shareholders will receive one redemption right. Five rights are required to redeem one share. Shares submitted for redemption, so-called redemption shares, will be redeemed for SEK 190 in cash.

The actual redemption of the shares for cash is expected in March/April 2001. The reason is that the payment requires the approval of the redemption by the district court and registration by the Swedish Patent and Registration Office.

During the period prior to registration, it will be possible to buy and sell redemption shares through special trading on the OM Stockholm Exchange. Trading in redemption shares will begin following the conclusion of the application period in early December.

Timetable (pending the approval of the general meeting)

Redemption rights	
First day of trading in AssiDomän shares excluding redemption rights	10 October 2000
Record date for distribution of redemption rights	12 October 2000
Distribution of information material and application form	18 October 2000
Application period	20 October–16 November 2000
Trading in redemption rights on OM Stockholm Exchange	20 October–13 November 2000
Redemption shares	
First day of trading in redemption shares	6 December
Payment of redemption amount	March/April 2001

Pres

invitation to a pr
World Trade Cent
International teleconferen



BILLERUD – Stora Enso and AssiDomän to form joint company for packaging paper

Stora Enso and AssiDomän have reached an agreement in principle to form a new 50/50-owned company from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). The formal merger and formation of the new company is expected to take place on 1 January 2001. The planned name of the company is Billerud. Synergy effects will amount to MSEK 200 (MEUR 24). The intention is that the shares in Billerud will be listed on the OM Stockholm Exchange.

Billerud is expected to achieve a full-year turnover of approximately MSEK 6,200 (MEUR 730). Pro forma for 1999 the combined operating profit before depreciation for the three units amounted to MSEK 629 (MEUR 74). Operating profit before depreciation for the first half of 2000 amounts to approximately MSEK 712 (MEUR 84). The company will have about 2,400 employees.

Billerud's production capacity will total approximately 1,280,000 tonnes of paper and pulp. The company will manufacture white packaging paper, white and brown sack paper, semi-chemical fluting, white top liner, and market pulp.

The rationale behind the merger are the similarities in the product portfolio between the mills and the economies of scale that will arise. This will create a company that is well able to meet the demands on capacity, size and quality being made by the ongoing consolidation of the global packaging industry. Billerud is well placed to grow and become a global market leader in white packaging paper. The merged company will also provide a good base for efforts to develop the product mix towards more value-added products.

The units included in the new company meet high technical standards. A total of approximately MSEK 5,000 (MEUR 590) has been invested in recent years. This means that the need for major investment in the foreseeable future is marginal.

Synergy gains

The combination of three mills with a similar product mix provides major opportunities for efficiency and synergy gains. The synergy gains are estimated to amount to approximately MSEK 200 (MEUR 24) on an annual basis and are expected to have a full impact in the results year 2003. The synergy gains will mainly result from the transfer of products between the mills and from specialisation, as well as some savings in administrative and selling costs.

Value relation and financial position

The agreement represents a value relation for assets contributed of 52.5 per cent for AssiDomän and 47.5 per cent for Stora Enso. The difference in value will be adjusted through the size of the interest-bearing liabilities transfered in conjunction with the formation of the 50/50-owned company.

Billerud will have a shareholders' equity of approximately MSEK 2,200 (MEUR 260). The interest-bearing net debt will start at approximately MSEK 2,650 (MEUR 313). The

debt/equity ratio is estimated initially at around 1.2. A well-balanced net debt/equity ratio for a listed Billerud under normal economic conditions is expected to be at the 0.8 level. Billerud will have independent responsibility for its external financing.

Stock-exchange listing
The parties will each own 50 per cent of the shares in Billerud. The new company will be operated independently and therefore be deconsolidated and reported as equity accounting in both AssiDomän and Stora Enso. The intention is that this will occur as of 1 January 2001.

The shares in Billerud will be listed on the OM Stockholm Exchange as soon as possible but no later than 2002. AssiDomän's Board intends to propose that the Annual General Meeting authorises distribution of the shareholding to shareholders directly in conjunction with the listing (according to Lex Asea). Stora Enso's long term intention is to sell its entire holding, of which 20% of the company in conjunction with the stock-exchange listing (i.e. 40% of Stora Enso's holding). In conjunction with the listing Stora Enso shall place this 20% with financial institutions or, alternatively, sell it to AssiDomän. In the event Stora Enso sells to AssiDomän, these shares will also be distributed in conjunction with the listing. The intention is to give Billerud a balanced ownership structure from the start and to create conditions for a satisfactory liquidity in its shares. Initially, following the listing, ownership in the new company will thus be as follows: Stora Enso 30%, Swedish State 17.5-24.5%, others 52.5-45.5%.

Board of Directors
The proposed Chairman of the Board is Ingvar Petersson, SEVP Financial Services & IT, Stora Enso. The following people are also proposed as Board Members: Roger Asserståhl, Deputy CEO, AssiDomän; Björn Björnsson, Financial Consultant, member of AssiDomän's Board; Peter Lundberg, Partner and member of the Board of Ledstiernan; Yngve Stade, SEVP, Corporate Support, Stora Enso; Pekka Suursalmi, SVP Packaging Boards, Stora Enso; Meg Tivéus, President, Svenska Spel.

The company will have its legal domicile and head office in Stockholm

Approval and permits
This transaction is subject to approval by the relevant competition authorities. AssiDomän will request an advance ruling from the tax authorities on application of Lex Asea.

Stockholm and Helsinki
27 October 2000

For further information, please contact

Stora Enso: Björn Hägglund, Deputy CEO
tel. +46 8 613 66 00 Bo Eriksson, SVP, Corporate Controller
Pekka Suursalmi, SVP Packaging Boards

AssiDomän: Gunnar Palme, President and CEO
Tel. +46 8 655 90 00 Roger Asserståhl, Deputy CEO
Peter Månsson, VP, Investor Relations

International teleconference at 12.00 (CET). Call +44 (0)20 8240 8245.
Instant replay (available 48 hours):
Europe: +44 (0)20 8288 4459, access code 611 492
US: +1 303 804 1855, access code 846 316

Press materials will be available from 10.00 (CET) at www.storaenso.com and www.asdo.se, where the teleconference can also be heard.

Appendix 1

Profit and Loss Account Billerud PRO FORMA, preliminary

(MSEK)	1998	1999	H1 2000
Net turnover	5,487	5,396	3,200
EBITDA	621	629	712
Gross margin	11.3%	11.7%	22.2%

- After write-down, depreciation is estimated to amount to approximately MSEK 350.

Balance Sheet Billerud PRO FORMA, preliminay

(MSEK)	
Fixed assets	4,300
Current assets	1,650
Total assets	**5,950**
Shareholders' equity	2,200
Interest-bearing liabilities	2,650
Non-interest-bearing liabilities	1,100
Total shareholders' equity & liabilities	**5,950**
Interest-bearing net debt	2,650
Debt/equity ratio	1.2

Appendix 2 – Facts about the units

Stora Enso, Gruvön (Grums, Sweden)
Number of employees: 1,100
Production capacity:
- containerboard 370,000 tonnes
- kraft paper 175,000 "
- market pulp 85,000 "

AssiDomän Karlsborg (Kalix, Sweden)
Number of employees: 470
Production capacity:
- kraft paper 110,000 tonnes
- market pulp 170,000 "

AssiDomän Skärblacka (Skärblacka, Sweden)
Number of employees: 750
Production capacity:
- kraft paper 205,000 tonnes
- containerboard 90,000 "
- market pulp 75,000 "

Exchange rate: EUR 1 = SEK 8.47


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Fax +46 8 655 94 01

Resolution at AssiDomän's extraordinary general meeting on 9 October 2000

The extraordinary general meeting of AssiDomän AB held on Monday resolved to invite AssiDomän's shareholders to redeem shares in accordance with the Board's proposal. This resolution entails an offering for redemption of every fifth share in AssiDomän AB at a redemption price of SEK 190 per share, whereby a maximum of SEK 4,498,175,140 will be paid for redeemed shares.

The record date for entitlement to redemption rights is 12 October 2000.

Information will be distributed to all shareholders at the start of the application period on 20 October 2000.

AssiDomän AB
Corporate Communications
9 October 2000

For further information, please contact:
Peter Månsson, Vice President, Investor Relations
Berit Hallberg, Senior Vice President, Corporate Communications

Telephone: +46 8 655 90 00

Appendix AssiDomän PRO FORMA

Balance Sheet

(MSEK)	Pro forma 1* 30 June 00	Billerud	Pro forma 2 30 June 00
Fixed assets	16,614	-2,180	14,434
Current assets	12,726	-880	11,846
Billerud shares		1,080	1,080
Total assets	**29,340**	**-1,980**	**27,360**
Shareholders' equity	13,821		13,821
Interest-bearing liabilities	9,463	-1,500	7,963
Non-interest-bearing liabilities	6,056	-480	5,576
Total shareholders' equity and liabilities	**29,340**	**-1,980**	**27,360**
Interest-bearing net debt	4,198	-1,500	2,698

* Pro forma taking the sale to Frantschach into account, but excluding redemption





AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Fagerdala Industri AB to buy AssiDomän Por-Pac

AssiDomän Förenade Well AB has signed an agreement to sell AssiDomän Por-Pac AB and its subsidiary AssiDomän Linde Modell & Verktyg AB to Fagerdala Industri AB as of 1 January 2001. The purchase price is MSEK 135 for a debt-free company.

AssiDomän Por-Pac has a total of 161 employees at its factories in Lindesberg (106), Skara (35), Eslöv (8) and at Linde Modell & Verktyg in Lindesberg (12). Annual sales amount to approximately MSEK 200.

AssiDomän Por-Pac manufactures products in moulded expanded polystyrene, polythene and polypropylene. The company also produces packaging made from moulded recycled paper. Dies for production at Por-Pac are made at Linde Modell & Verktyg.

Por-Pac's operations are outside AssiDomän's core business and this is also the reason for the sale.

"The acquisition of AssiDomän Por-Pac will strengthen our position in the home market and double our sales in Sweden to approximately MSEK 380. This acquisition also gives a powerful boost to our continued globalisation process," says Gerhard Bley, President of Fagerdala Industri AB.

"We look forward to continued co-operation with Por-Pac and its new owner Fagerdala, where in partnership we will offer the market complete packaging solutions using corrugated boxes and shock-absorbing inner packaging," says Lars Heidenberg, President of AssiDomän Förenade Well AB.

Fagerdala Industri AB is the market leading supplier of cell plastics in Sweden. The company is part of Fagerdala World Foams AB, a group whose main operations are developing, manufacturing, making-up and marketing flexible cell plastic materials. The group has approximately 1,100 employees, annual sales of approximately SEK 1.6 billion and is represented through subsidiaries in 16 countries.

AssiDomän AB
Corporate Communications
1 November 2000

For additional information, please contact:
Lars Heidenberg, President of AssiDomän Förenade Well AB, tel. +46 413-680 00
Gerhard Bley, President of Fagerdala Industri AB, tel. +46 8-570 132 00

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,500 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Formation of Billerud will have positive effects on AssiDomän

The new company Billerud, which was presented today, will be a company focused on a few, well-defined product areas, primarily kraft paper. The new company means that AssiDomän's Karlsborg and Skärblacka mills be become part of a new industrial structure. The industrial logic of this merger will create synergies that will amount to approximately MSEK 200.

The formation of Billerud marks yet another step in line with AssiDomän's strategy to focus and concentrate its operations to fewer product areas. Re-focusing and participation in the formation of new, strong industrial groupings creates shareholder value.

This transaction will lead to several positive financial effects for AssiDomän. AssiDomän's share of the joint synergies of MSEK 200 corresponds to a positive effect of SEK 0.60 per AssiDomän share. Directly in conjunction with the listing of Billerud, AssiDomän intends to distribute the Billerud holding to shareholders in accordance with lex Asea. This means that additional financial resources will be transferred to AssiDomän's shareholders in an effective manner.

A review of the Group's financing is also being carried out as a result of these structural changes.

AssiDomän AB
Corporate Communications
27 October 2000

For additional information, please contact:
Gunnar Palme, President and CEO
Roger Asserståhl, Deputy CEO
Peter Månsson, Investor Relations
Tel. + 46 8 655 9000.





AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Stora Enso and AssiDomän sign final agreement concerning formation of Billerud

Stora Enso Oyj and AssiDomän AB signed a final agreement today concerning the formation of a company, Billerud, which will be 50/50-owned. An agreement in principle was reached in October concerning the formation of a new company from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). Billerud is expected to achieve a full-year turnover of approximately MSEK 6,200 (MEUR 730).

The formal merger and formation is expected to take place on 1 January 2001. The deal should be completed during February, providing that permission is granted from the competition authorities.

AssiDomän AB
Corporate Communications
10 November 2000

For further information, please contact:
Ingvar Petersson, SEVP Financial Services & IT, Stora Enso, Tel. +46 70 595 7605
Roger Asserståhl, Deputy CEO, AssiDomän, Tel. +46 70 558 9627

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,000 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Fax +46 8 655 94 01

AssiDomän increases capacity for recycled-fibre based containerboard

The Board of AssiDomän AB has decided to invest MSEK 116 in AssiDomän Ania, one of the leading manufacturers of containerboard in Italy. The investment includes rebuilding PM2 and improvements in internal logistics.

As a result of this investment, production capacity will be increased by 40,000 tonnes to more than 180,000 tonnes of fluting and testliner per year. Furthermore, the quality of the paper will be improved and flexibility between the two paper machines will increase as will the company's ability to produce lighter grammages. Improved safety and environment are other advantages that will be achieved through this investment.

Claudio Gaggini, President of AssiDomän Ania, says: "With this investment we are developing AssiDomän Ania so that we can make the best and most efficient use of our entire potential production capacity."

The Italian corrugated board market is the second largest in Europe with an annual growth of 3-5 per cent. Approximately 90 per cent of AssiDomän Ania's production is delivered to Italian corrugated board plants.

AssiDomän Ania, which is situated outside Lucca in Tuscany, has two paper machines, PM2 and PM3. There are 122 employees. In May 2000, AssiDomän Ania was the first containerboard mill in Italy to receive ISO 14001 certification.

AssiDomän AB
Corporate Communications
8 November 2000

For additional information, please contact:
Claudio Gaggini, President of AssiDomän Ania, tel. +39 05 83 709 176.

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,000 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.





AssiDomän AB • Corporate Com :+46 8 655 94 01

01 NOV 29 AM 8:16

AssiDomän seeks stronger ownership structure ... erations

AssiDomän's ongoing restructuring is designed to create stronger and more competitive structures. The creation of Billerud and the divestment of operations to Frantschsach are examples of this. Concerning AssiDomäns' present operations, discussions are under way with external parties, either initiated by AssiDomän or by companies that have approached AssiDomän.

AssiDomän has previously disclosed that discussions are taking place with parties within sawn timber. AssiDomän can now confirm that discussions have also started for Corrugated & Containerboard. Today, AssiDomän is the third largest supplier of corrugated board and containerboard in Europe and these operations currently comprise the largest part of AssiDomän's industrial activities. In order to further strengthen this position and raise the competitiveness of these units, AssiDomän is discussing various alternative lines of development. Talks are being held with several parties but at present it is too early to say what the results of these will be.

AssiDomän's Board previously decided to prepare to split the company into one forestry and one industrial operation and to put forward a proposal to this effect at the 2001 Annual General Meeting at the latest. The discussions now taking place with different parties may affect how such a division will be implemented. If the present discussions lead to a different ownership structure for Corrugated & Containerboard, this will represent one step on the way towards a focused, forest-owning company.

Sustainable shareholder value will be the decisive factor for any decision regarding refocusing the Group and the choice of technique for its implementation.

AssiDomän AB
Corporate Communications
20 November 2000

For further information, please contact:
Gunnar Palme, President and CEO, Tel +46 8 6559281
Berit Hallberg, Senior Vice President Corporate Communications, Tel. +46 8 6559106
Peter Månsson, Vice President, Investor Relations, Tel +46 8 6559278

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,000 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän investing

Decisions regarding the following investments, totalling MSEK 185, were reached at AssiDomän's Board meeting on Thursday. These investments fully satisfy the required returns of the group and its business unit. So far in 2000, AssiDomän has invested MSEK 1,160 and expects a full-year total of MSEK 1,450, which is slightly less than estimated consolidated depreciation.

Poland:
A corrugator with the associated new conversion equipment will be installed at AssiDomän Corrugated Polska in Konin, Poland. This machine is expected to become operational by no later than January 2002, with annual capacity of some 100 Mm^2 and a later stage, the conversion element will be further extended. In total, this investment amounts to MSEK 120 over a five-year period.

Poland is achieving one of the fastest and most stable growth rates in Eastern Europe. As the Polish economy grows, the demand for packaging using corrugated board is burgeoning, particularly since an increasing number of major multinational consumer goods corporations are starting up in the region. The current sheet plant in Konin was started in January 1999, as the first step in AssiDomän's start-up in Poland. Since then, operations have proceeded very positively in volume and customer terms. At present, conversion is at annual levels of some 27 Mm^2, now being complemented in this second stage, with a corrguator and additional conversion capacity.

Lithuania:
A new factory will be constructed for AssiDomän's sheet plant in Vilnius. At present, production is effected at leased premises. This investment will enable future expansion in the high-growth Baltic market. The premises are expected to be complete in autumn 2001, while the investment amounts to MSEK 25.

Belgium:
A new warehousing construction will be built adjacent to AssiDomän's corrugated board plant in Turnhout, Belgium. This investment amounts to some MSEK 40, with construction scheduled for completion in early 2002. At present, this plant uses a number of warehousing premises, while the new facility has capacity for the plant's entire volumes, implying the rationalisation of logistics and inventory processing and

the resulting enhanced service and quality for customers. The Turnhout plant manufactures 150 Mm^2 of corrugated board yearly.

AssiDomän AB
Corporate Communications
14 December 2000

For more information, please contact:
Lars Richardson, President of AssiDomän Corrugated Central & Eastern Europe, tel.: +46 (0)70 620 7440
Hans Lindecrantz, Business Unit Manager AssiDomän Corrugated, tel.: +41 79 320 3905

AssiDomän is a major European forest products corporation, with operations within packaging, packaging paper, sawn timber and wood processing. The group is also a significant forest landowner, with 2.4 million hectares of productive reserves. The employee headcount is some 12,000 in 20 countries. In 1999, sales were SEK 24.5 bn.




AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän proposes redemption of shares for SEK 4.5 billion

The Board of Directors of AssiDomän decided today to propose a transfer of approximately MSEK 4,500 to AssiDomän's shareholders. This transfer is proposed to be effected through redemption of shares.

Redemption requires a resolution at a general meeting. The Board has therefore decided to convene an extraordinary general meeting on 9 October 2000.

Detailed terms for the redemption of shares will be published on 29 September 2000. Provided the meeting decides to approve the Board's proposal, a redemption offer will be submitted to all shareholders in October 2000. Payments to those shareholders who accept the offer are expected to be made in March/April 2001.

The background is the now completed sale to Frantschach of AssiDomän's sack operations, the Sepap and Dynäs paper mills, and Barrier Coating. When this agreement was concluded in May, AssiDomän announced its intention to transfer the major part of the sales proceeds to shareholders.

The sale to Frantschach marks a significant step in the work of focusing operations and enhancing profitability in the Group. One key part of this work is participation in the creation of competitive structures for each respective industrial operation.

In addition to efforts to create an efficient and appropriate capital structure, a review of the Group's various activities and suitable ownership structures for these is under way. This includes evaluating the long-term suitability of keeping the forestry and industrial activities together in view of the different characteristics of these two operations, or whether a separate listed industrial company and pure-play forest company respectively can provide greater shareholder value.
Sustained shareholder value will be the decisive factor for any decision regarding refocusing the Group and the choice of technique for its implementation.

AssiDomän AB
Corporate Communications
7 September 2000

For further information:
Bernt Magnusson, Board Chairman, AssiDomän AB, tel +46 70 209 69 51
Gunnar Palme, President and CEO, AssiDomän AB, tel +46 8 655 92 80
Peter Månsson, Investor Relations, AssiDomän AB, tel +46 8 655 92 78

The background is the now finalized sale to Frantschach of AssiDomän's sack operations, the Sepap and Dynäs paper mills, and the Barrier Coating business area. At the time of the agreement in May, AssiDomän announced its intention to transfer the major part of the sales proceeds to its shareholders.

The sale reduces net indebtedness by approximately SEK 4,500 million, at the same time that the debt/equity ratio decreases from 0.6 to 0.3. Although the proposed redemption procedure will increase the debt/equity ratio from 0.3 to 0.9 (pro forma as of 30 June 2000), at the time of the payment in March-April 2001 the ratio is expected to return to approximately 0.6, i.e. in line with the Group's current objective.

In addition to efforts to create an efficient and appropriate capital structure, a review of the Group's various activities and suitable ownership structures for these is under way. An important element in this task is to facilitate the creation of competitive structures for the different parts within the industrial activities.

A number of discussions are in progress, either initiated by AssiDomän or by other parties who have approached AssiDomän. The Board of Directors of AssiDomän has decided to prepare for a division of the company into one forestry and one industrial operation. A formal proposal is expected not later than at the Annual General Meeting in 2001.

The present discussions with different parties may have an effect upon how such division may be carried out. Sustainable shareholder value will be the decisive factor for any decision regarding refocusing the Group and the choice of technique for its implementation.

In the context of these structural changes the Kingdom of Sweden, which presently holds 35.5 per cent of the shares in AssiDomän, has declared itself in favor of the Board's proposal regarding redemption of shares.

AssiDomän AB
Corporate Communications
29 September 2000

For further information please contact:
Gunnar Palme, President and CEO
Peter Månsson, Vice President Investor Relations
Berit Hallberg, Senior Vice President Corporate Communications

Phone: +46 8 655 90 00

Key figures and data per share	**Full year 1999**	**Pro forma 1 30 June 2000**	**Adjustment Redemption**	**Pro forma 2 30 June 2000**
Number of shares	118,373,034	118,373,034	-23,674,606	94,698,428
Earnings per share, SEK	-7.29	8.87		11.09
Equity per share, SEK	111	117	-19	98
Net indebtedness, SEK million	8,420	4,198	+4,498	8,696
Debt/equity ratio	0.64	0.30		0.93*
Return on equity, %	neg	7.6		11.3

*The Group generates a positive cash flow. At the time of the payment of the redemption amount, the Group expects to have a debt/equity ratio in line with its current objective of 0.6.

The effect of the redemption on the consolidated profit and loss account and balance sheet is indicated in separate pro forma accounts (appendix).

Appendix – PRO FORMA

Profit and loss account		**Pro forma 1**	**Pro forma 2**
	Jan-Dec	**July 1999-**	**July 1999-**
SEK million	**1999**	**June 2000**	**June 2000**
Revenues	24,706	20,649	20,649
Operating expenses	-21,404	-17,514	-17,514
Depreciation according to plan	-1,963	-1,410	-1,410
Operating profit before write-downs	**1,339**	**1,725**	**1,725**
Write-downs	-1,540	-	-
Operating profit	**-201**	**1,725**	**1,725**
Financial items	-500	-428	-428
Profit/loss after financial items	**-701**	**1,297**	**1,297**
Taxes	-161	-246	-246
Minority interests	-1	-1	-1
Net profit/loss for the period	**-863**	**1,050**	**1,050**

Balance sheet		**Pro forma 1**		**Pro forma 2**
	31 Dec	**30 June**	**Adjustment**	**30 June**
SEK million	**1999**	**2000**	**Redemption**	**2000**
Fixed assets, non-interest-bearing	20,620	16,614		16,614
Stocks	2,826	2,108		2,108
Current receivables, etc. non-interest-bearing	5,586	5,353		5,353
Liquid assets and interest-bearing receivables	1,272	5,265	-4,498	767
Total assets	**30,304**	**29,340**	**-4,498**	**24,842**
Shareholders' equity	13,194	13,821	-4,498	9,323
Minority interests	33	21		21
Non-interest-bearing liabilities and provisions	7,385	6,035		6,035
Interest-bearing liabilities and provisions	9,692	9,463		9,463
Total shareholders' equity and liabilities	**30,304**	**29,340**	**-4,498**	**24,842**

Pro forma 1 The profit and loss account and balance sheet before the redemption are based on the following assumptions:

- AssiDomän's sack operations, the Dynäs and Sepap paper mills, and the Barrier Coating business area have been eliminated.
- The estimated net gain on the sale (SEK 665 million) of these units to Frantschach AG is not included in the profit and loss account.
- Aside from eliminating the net financial items of the above-mentioned units, net financial items have not been adjusted. Consequently, the return on the sales proceeds is not included, either.
- The tax charge has been calculated using an average tax rate of 35%.

In comparison with the pro forma accounts in AssiDomän's interim report for January-June 2000, the following adjustments have been made in the above profit and loss account and balance sheet.

- In the profit and loss account, Write-downs of SEK 1,007 million have been eliminated. As a result, the tax charge was increased by SEK 144 million.
- The net value of the units sold represented in the consolidated balance sheet has been moved from Fixed assets, non-interest-bearing to Liquid Assets and interest-bearing receivables.
- In the balance sheet, the estimated capital gain (SEK 180 million) and the positive tax effect (SEK 485 million) from the divestment are included in Shareholders' equity. The capital gain has increased Liquid Assets and interest-bearing receivables. The tax effect has reduced Non-interest-bearing liabilities and provisions.

Pro forma 2 The profit and loss account and balance sheet after the redemption are based on the following assumptions:

- The calculations assume that the redemption was finalized as of 30 June 2000.
- The total redemption amount is SEK 4,498 million, which assumes that the offering is fully accepted.
- The return on equity is calculated using as a basis the outgoing balance of shareholders' equity as of 30 June 2000.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Sale to Frantschach completed

The sale to Frantschach of AssiDomän's sack operations, Dynäs and Sepap paper mills and the Barrier Coating business area, which was agreed in May, was completed today. The deal was given an unconditional go-ahead by the EU Commission at the start of August.

The units that have been sold accounted for around 20% of Group sales and 21% of Group operating profit in the first six months of 2000. The sale is an important step in the Group's strategy of concentrating operations on the sectors where AssiDomän has a competitive structure.

The purchase price is around SEK 4,500 million (between 550 and 565 million euros, depending on the profit performance of the sold units). Overall, the sale is expected to have a net positive effect after tax of around SEK 665 million in 2000. This corresponds to around SEK 5.60 per share. As previously announced, the intention is to transfer the major part of the proceeds of SEK 4,500 million to AssiDomän's shareholders.

AssiDomän AB
Corporate Communications
11 August 2000

For further information, please contact:
Roger Asserståhl, Deputy CEO, Tel. +46 70 558 96 27
Peter Månsson, Vice President Business Intelligence & Investor Relations, Tel. +46 70 659 92 78


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän buys corrugated companies in Finland

AssiDomän has acquired three sheet plants in Finland. The new units, which are located in Helsinki, Tampere and Seinäjoki, have a total annual turnover of approximately MSEK 60 and employ 45 people.

Organisationally, the Finnish plants will be part of AssiDomän Förenade Well.

"The acquisition of the Finnish plants means that we are now represented in an additional attractive market and can also meet demands from customers who want to make their purchases from one and the same supplier throughout the Nordic region," says Lars Heidenberg, Managing Director of AssiDomän Förenade Well.

AssiDomän AB
Corporate Communications
8 September 2000

For additional information, please contact:
Lars Heidenberg, Managing Director, AssiDomän Förenade Well AB,
tel. +46 413 680 00.

AssiDomän is one of Europe's leading forest products companies with operations within packaging, packaging paper, sawn timber and wood processing. The Group is also a significant forest owner with 2.4 million hectares of productive forest land. AssiDomän has approximately 12,500 employees in 20 countries. 1999 turnover amounted to SEK 24.5 billion.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

New MD at AssiDomän Kraftliner

Tore Persson has today been appointed Managing Director of AssiDomän Kraftliner at Piteå, Sweden.

Tore Persson will succeed Pentti Pärssinen who will take up a position as Managing Director of Dynäs AB.

Tore Persson has a long experience within AssiDomän Kraftliner, and is presently Mill Manager. He will take up his new position from 8 September.

AssiDomän AB
Corporate Communications
september 7, 2000


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Final agreement on the sale of JCP Izolacie

AssiDomän Sturovo a.s. and Icopal a/s have today signed an agreement on the sale of AssiDomän Sturovo's subsidiary JCP Izolacie a.s. The parties have agreed not to make the purchase price public.

JCP Izolacie is the leading producer and supplier of asphalt-impregnated roofing and insulation materials in Slovakia. The company has an annual turnover of SKK 1.2 billion (SEK 240 million) and about 400 employees. Production amounts to 40 million m^2 of asphalt-impregnated materials per year.

AssiDomän decided to sell JCP Izolacie because the company does not fit in with AssiDomän's structure and other operations.

AssiDomän AB
Corporate Communications
June 22, 2000

AssiDomän is one of Europe's leading forest products companies. Production is concentrated on sawn timber, packaging paper and packaging. The Group had a turnover of approximately SEK 24.5 billion in 1999 and has 17,000 employees.




AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

European Commission approves AssiDomäns' sale to Frantschach

The European Commission has without conditions approved the planned sale to Frantschach of AssiDomäns' sack operations, the Sepap and Dynäs paper mills and the Barrier Coating business Unit.

The deal is expected to be finalised during the next weeks and will be reported in the third quarterly results. Further information will be given in connection with the publication of AssiDomäns' half-year report on 3 August 2000.

AssiDomän AB
Corporate Communications
1 August 2000




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Final agreement between AssiDomän and Frantschach

AssiDomän AB and Frantschach AG have signed an agreement on the sale of AssiDomän's sack operations, the Sepap and Dynäs paper mills, and the Barrier Coating business unit.

Frantschach will take over these operations with effect from 1 January 2000. The deal is subject to approval by the EU competition authorities and is expected to be finalised by payment of the purchase price in the second half of this year.

The total purchase price is between MEUR 550 (MSEK 4,543) and MEUR 565 (MSEK 4,660) before deduction for interest-bearing liabilities, depending on the earnings trend in the sold units (earn out).

The deal itself is expected to have an impact on profit after net financial items of approximately MSEK 180. In addition, positive tax effects of approximately MSEK 485 are expected, among other things due to previous losses. Taken together, the positive effect on the profit in 2000 will be approximately MSEK 665, corresponding to SEK 5.60 per share.

Since the transfer will be made with effect from 1 January 2000, the sold units' 2000 earnings will accrue to the purchaser. Until this transaction is completed, the sold units will be included in AssiDomän's accounts as previously.

"This agreement marks a major step in the implementation of our strategy to concentrate operations and focus on those segments where AssiDomän has a competitive structure and is able to build up and defend a leading position and create shareholder value," says Gunnar Palme, President and CEO of AssiDomän.

The Group's capital structure
AssiDomän conducts regular reviews of the Group's capital structure in order to have a well-balanced balance sheet. The intention is to transfer most of the proceeds from the sale to Frantschach to shareholders in autumn 2000, once the deal has been




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän aborts sale of Cartonboard

AssiDomän's Board of Directors has decided to abort the sale of AssiDomän Cartonboard that was initiated in December last year. Negotiations with several different parties have shown that it is not possible at the present time to create a better structure for the cartonboard business at a price acceptable to AssiDomän. The general decline in the valuation of forest industry shares that has taken place during the past six months, has contributed to a lower valuation of Cartonboard by potential buyers.

AssiDomän's Board of Directors has concluded that Cartonboard has a strong potential for achieving good earnings. It is therefore important not to rush the structural changes so that considerable value is lost along the way. The assessment that the Cartonboard business unit will have better prospects of achieving optimal long-term profitability within a larger business structure outside AssiDomän remains, however.

AssiDomän Cartonboard consists of an integrated pulp and board mill in Frövi. Pulp capacity is 250,000 tonnes and board capacity is 350,000 tonnes. The principal products are liquid packaging board and packaging board.

AssiDomän AB
Corporate Communications
28 June 2000

For further information, please contact:
Gunnar Palme, President and CEO
Berit Hallberg, Senior Vice President Corporate Communications

Tel +46 8 655 90 00

AssiDomän is one of Europe's leading forest products companies. Production is concentrated on sawn timber, packaging paper and packaging. The Group had a turnover of approximately SEK 24.5 billion in 1999 (EUR 3 billion) and has 17,000 employees.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Peter Månsson new head of Investor Relations at AssiDomän

Peter Månsson, 50, has been appointed Vice President and head of Investor Relations & Business Intelligence at AssiDomän AB. He succeeds Frans Benson who has left AssiDomän.

Peter Månsson currently holds a position as financial analyst at Warburg Dillon Read in Stockholm.

Peter Månsson will take up his new position on August 1.

AssiDomän AB
Corporate Communications
3 May 2000

completed and payment received. The transfer lies within the limits of what is judged possible in view of limitations in AssiDomän's balance sheet as regards available unrestricted equity, and reasonable in view of development plans for the remaining units.

Advisors to AssiDomän in this deal have been Landsdowne Capital and Carnegie.

AssiDomän is one of Europe's leading forest products companies with 17,000 employees and an annual turnover of EUR 3 billion. Production is concentrated on packaging paper, packaging and sawn timber products.

AssiDomän AB
Corporate Communications
16 May 2000

For further information, please contact:
Gunnar Palme, President and CEO
Roger Asserståhl, deputy Vice President
Sven Eric Lundström, CFO
Berit Hallberg, Senior Vice President Corporate Communications

Tel.: +46 8 655 90 00

Appendix 1 AssiDomän´s future direction
Appendix 2 Financial facts for units being sold
Appendix 3 Facts about the units included in the deal



Appendix 1

AssiDomän's future direction

AssiDomän's industrial operations will be focused on profitability and growth within Corrugated & Containerboard (corrugated board and containerboard). As the third largest supplier of corrugated board and containerboard in Europe, AssiDomän has a strong position with excellent opportunities to further strengthen its position. Market share is currently just over six per cent and the aim is to exceed ten per cent. The strategy is to grow and strengthen positions in selected markets and to raise market share in profitable segments with a high value added.

AssiDomän needs to improve the balance between recycled-fibre based and virgin-fibre based paper and to increase the integration between containerboard and corrugated board. The necessary growth within Corrugated & Containerboard will take place organically or through acquisitions.

The pulp and paper mills Karlsborg and Skärblacka have strong positions, among other things, in white, high-grade packaging paper. Opportunities for product and market development are good and there are several development options with regard to both grades and market segments. AssiDomän is open to co-operation with other companies in order to further strengthen competitiveness.

AssiDomän Timber is Sweden's largest producer of sawn timber. The sawmill industry has been suffering from a fragmented structure and overcapacity for many years. Profitability is unsatisfactory and there is an urgent need for consolidation. In addition to further work with profitability and efficiency, AssiDomän also intends to play an active role in efforts to build stronger structures in this sector.

AssiDomän's forest assets are a resource with significant cash flows and large values that must be better reflected in valuations of the company. The Group is currently assessing the advantages and disadvantages of keeping the forestry and industrial organisations together in the same structure, or whether a separate listed industrial company and pure-play forest company respectively can provide greater shareholder value.

The evaluation of AssiDomän's future structure includes an analysis of an appropriate future capital structure and financial targets.

The sale of business unit Cartonboard was initiated at the end of 1999. The sales process is expected to be finalised before summer.

Appendix 2

Units being sold

Profit and Loss Account	AssiDomän Group	Of which Barrier Coating, Sacks, Dynäs, Sepap	
January-March 2000	MSEK	MSEK	% of Total Group
External sales	6 560	1 546	24
Operating expenses	-5 426	-1 302	24
Depreciation	-446	-99	22
Operating profit	688	145	21
January-March 1999			
External sales	5 947	1 326	22
Operating expenses	-5 141	-1 199	23
Depreciation	-501	-121	24
Operating profit	305	6	2
Full year 1999			
External sales	24 497	5 502	22
Operating expenses	-21 195	-4 994	24
Depreciation	-1 963	-472	24
Operating profit	1 339	36	3
Full year 1998			
External sales	23 993	5 756	24
Operating expenses	-20 565	-5 237	25
Depreciation	-1 850	-443	24
Operating profit	1 578	76	5
Full year 1997			
External sales	20 725	5 649	27
Operating expenses	-17 359	-5 210	30
Depreciation	-1 521	-406	27
Operating profit	1 845	33	2

Assets and Liabilities	AssiDomän Group	Of which Barrier Coating, Sacks, Dynäs, Sepap	
31 March 2000	MSEK	MSEK	% of Total Group
Fixed assets, non-interest-bearing	20 452	3 716	18
Stocks	2 859	711	25
Non-interest-bearing current receivables, external	5 840	1 192	20
Liabilities and Provisions, non-interest-bearing, external	7 236	1 115	15

Cash flow	AssiDomän Group	Of which Barrier Coating, Sacks, Dynäs, Sepap	
January-March 2000	MSEK	MSEK	% of Total Group
Operating surplus	1 113	244	22

* Before write-down of MSEK 1 540

Appendix 3

Facts about the units included in the deal

AssiDomän Sacks
AssiDomän Sacks manufactures paper sacks which are used to pack building materials and other products. Other significant market segments are the food and chemical industries. AssiDomän Sacks is the second-largest sack producer in Europe.

Capacity, million sacks: 900

Number of employees: 1,650

Sack plants: 15

- *Belgium (2):* AssiDomän S&M, Vilvoorde (to be closed 30 June 2000); AssiDomän Multisac, Poperinge.
- *Croatia (1):* Ekovreca, Valpovo. (AssiDomän owns 65% of the company.)
- *Czech Republic (1):* AssiDomän Sepap Sack , Steti.
- *France (3):* AssiDomän Charfa Artois, Béthune; AssiDomän Charfa Provence, Rousset; AssiDomän Charfa Alsace, Schweighouse Sur Moder.
- *Germany (2):* AssiDomän Herkules, Sendenhorst; AssiDomän Herkules (Werk Goslar), Goslar.
- *Italy (3):* AssiDomän Natro Cellulosa, Romano di Lombardia/Bergamo; AssiDomän Natro Cellulosa, Volla/Napoli; AssiDomän Natro Cellulosa, Misterbianco/Catania.
- *Norway (1):* AssiDomän Scandisack, Moss.
- *UK (2):* AssiDomän Sacks, Aylesford; AssiDomän Sacks, Hull.

AssiDomän Dynäs
(Väja, Sweden)

Production capacity:
- unbleached sack and kraft paper: 220,000 tonnes

Number of employees: 390

AssiDomän SEPAP
(Steti, Czech Republic)

Production capacity:
sack and kraft paper: 149,000 tonnes
Linerboard: 65,000 tonnes
market pulp: 110,000 tonnes

Number of employees: 1,050

AssiDomän Barrier Coating
Barrier Coating processes paper, liner, cartonboard and other substrates by coating and laminating with various types of polymers. This creates a barrier against grease, moisture and gas diffusion.

Number of employees: 780

Plants: 7

- *Belgium (1):* AssiDomän Belcoat, Duffel.
- *Czech Republic (1):* AssiDomän Sepap-Barrier Coating, Steti.
- *France (2):* AssiDomän Polykote, Oise; AssiDomän Polykote, Gournay-en-bray
- *Germany (1):* AssiDomän Inncoat, Raubling.
- *Sweden (2):* AssiDomän Barrier Coating, Örebro; AssiDomän Barrier Coating, Timrå.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän invests MEUR 14 in French corrugated operation

The board of directors of AssiDomän AB has decided to invest MEUR 14 in two of the Group's corrugated board plants in France. The investment includes converting machines and printing equipment for the plants in Etampes and Melun.

Etampes and Melun are both situated in the Paris region, which accounts for 30% of France's total demand for corrugated packaging.

After these investments, the plant in Etampes will focus on special products such as mini- and microflute packaging with high-class print, while Melun will gain improved capacity to produce packaging in long runs.

"Through the investments in Etampes and Melun, we are creating two modern corrugated board plants with high productivity able to meet the needs of both local and pan-European customers," says Jean-Marie Louette, President of AssiDomän's corrugated operation in France.

The investments are expected to be completed by the autumn of 2001.

AssiDomän's total corrugated board operation in France comprises four corrugated board plants, three sheet plants and one offset print plant. The number of employees is 750.

AssiDomän AB
Corporate Communications
June 22, 2000

For further information, please contact:

Jean-Marie Louette, President, AssiDomän Corrugated France,
tel +33 1 55 70 21 69

Berit Hallberg, Senior Vice President, Corporate Communications, AssiDomän AB,
tel +46 8 655 91 06

AssiDomän is one of Europe's leading forest products companies. Production is concentrated on sawn timber, packaging paper and packaging. The Group had a turnover of approximately SEK 24.5 billion in 1999 and has 17,000 employees.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Decisions at AssiDomän's Annual General Meeting 2000

At the Annual General Meeting of AssiDomän AB on Monday, the dividend for 1999 was decided at SEK 6.00 per share.

Board members Björn Björnsson, Hans Carlsson, Gunnel Duveblad, Bernt Magnusson, Gunnar Palme, Carl Wilhelm Ros and Per Tegnér were re-elected. Jan Blomberg was elected as a new member of the Board. At the statutory meeting held after the Annual General Meeting, Bernt Magnusson was re-elected as Chairman of the Board.

The Board was authorised to repurchase the company's own shares, however a maximum of 10% of the share capital in accordance with the new Swedish Companies Act, i.e. 11.8 million shares. This authorisation applies until the next Annual General Meeting. Acquisition may be effected on the stock exchange or through offerings to all shareholders, in accordance with a later decision by the Board. Repurchases of shares will be announced as and when they occur.

Repurchase of shares is intended to achieve a more effective capital structure in the company which is expected to have a positive effect on the share price trend and thus contribute to creating the best possible return for shareholders.

AssiDomän AB
Corporate Communications
17 April 2000




AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

A customer-responsive, profitable and value-creating AssiDomän

Extract from president Gunnar Palme's address to AssiDomän's Annual General Meeting.

Ongoing profitability and efficiency improvement projects have already led to significant improvements in production efficiency in all AssiDomän's mills, corresponding in capacity terms to one paper machine. It is estimated that action taken had a positive impact on operating profit of around MSEK 400 in 1999 and that the effects of ongoing and planned measures this year will be an additional amount of approximately SEK 1 billion.

This emerged when AssiDomän's President and CEO, Gunnar Palme, gave his address to the Annual General Meeting held in Stockholm on Monday.

"The year has begun well and from a market viewpoint positive development looks set to continue. The upswing in industrial production in Europe and increasingly strong economic growth have led to keen demand for our products. We have therefore been able to implement price increases for most grades at the end of 1999 and at the beginning of this year," said Gunnar Palme

"Kraftliner and testliner, together with market pulp, are the products that have seen the strongest price trend over the last 12 months. The strong market position means that additional price increases can be expected for the majority of products during the year. The strongest development is expected for Containerboard and market pulp, where the industry is working at high pressure and the delivery rate is very high."

Structural work

In his address, Gunnar Palme commented on the current restructuring within the company:

"When we started our strategic review last year, it was against the background of a long period of heavy investment and expansion. Both within the business units and in management we have made extensive and time-consuming efforts. We chose to proceed with caution to ensure that we do not lose important values along the way. The strategic review was guided by the necessity to focus and concentrate our operations. We have tried to identify the segments where we have strong positions, where we can build up and defend a leading position and which can also provide long-term and sustainable profitability.

"This means that over time AssiDomän will be a focused group where our core businesses are packaging, including the paper raw material, the sawmill operations and forestry. This will provide improved profitability, a stable financial base and a

competitive business structure. What will then remain in AssiDomän is a large and well-invested packaging business, consisting of Corrugated & Containerboard, two efficient mills, which are very well placed within their respective product areas, a large sawmill operation and very substantial forest holdings.

"Corrugated & Containerboard is the third largest supplier of corrugated board and containerboard in Europe. This market grows by 3 per cent each year and it is our assessment that there will continue to be room for three major suppliers in Europe. In the slightly longer term, our ambition to remain as an independent supplier in Europe means that AssiDomän must grow."

" Market share in Europe should be over 10 per cent and we must be considerably stronger in the most important markets in Europe: Germany, France, Italy and Spain. AssiDomän must also achieve a better balance between paper based on recycled fibre and paper based on virgin fibre, and we must also increase integration between paper and corrugated board."

Profitability

Referring to the ongoing profitability and efficiency improvement projects, Gunnar Palme told the Meeting that in the autumn the company had set up a support function at Group level, mainly focused on the improvement programme for the Group's pulp and paper mills:

"Since then, we have started some 70 different projects which are co-ordinated according to character and content. This approach means that we can make effective use of competence and experience across organisational borders."

"We can already see the results. For example, the project work has led to a considerable improvement in production efficiency in all our mills, corresponding in capacity terms to one of our regular paper machines. We estimate that action taken had a positive impact on operating profit of around MSEK 400 in 1999 and that the effects of ongoing and planned measures this year will be an additional amount of about SEK 1 billion."

"We are also working with concrete measures to increase our revenues through additional sales and marketing efforts. This takes the form of assertive campaigns directed at individual customers and market segments. One example is AssiDomän's highly profitable corrugated board operations in Spain, where we have a market share of 35 per cent in the agricultural sector. By investing approximately MSEK 80 we will concentrate these operations and make them more efficient thus creating major opportunities for further development of this profitable market segment. Here we have a unique concept where packaging design and assembly are integrated with the customer's production process"

Flow orientation

"AssiDomän's overall goals include strengthening competitiveness and improving profitability. In order to achieve these goals there are a number of factors for success

that apply to all producing companies: low tied-up capital, short lead times and low production costs," said Gunnar Palme and continued:

"AssiDomän has now started a process of renewal following these guidelines. Key words here are flow orientation and Supply Chain Management. We will influence the flow all the way from the forest, to our industries and on out to our customers.

"Tied-up capital will decrease. Cost-savings, and in particular shorter lead times, will mean better customer service and higher quality. And this will help us to change from push to pull in our production control.

"E-business is here to stay. AssiDomän has realised this fact and will play an active role in this development. We have a good awareness of the various players in the market and know who they are. In some cases, we are in direct contact in order to discuss various future projects. As a first step, we have started pilot projects within sales and customer orders in a couple of our business units. E-business for AssiDomän will also raise the efficiency of purchasing and supply chain management processes."

Gunnar Palme concluded by saying that the year had started well from a market viewpoint: "My most important tasks in the immediate future are in the first place to vigorously ensure that action is taken to improve profitability. Profitability must be at least at the same level as our key competitors. My goal is to be able to present a more customer-responsive, more profitable and value-creating AssiDomän at the next annual general meeting."

AssiDoman AB
Corporate Communications
17 April 2000


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän improves its environmental key ratios

AssiDomän has reduced its energy consumption by around 8%, its emissions of acid-forming substances by 25% and its emissions of greenhouse gases by 12%.

The figures are presented in AssiDomän's 1999 annual report and environmental report, which are published today. Key ratios for sustainable development and environmental efficiency included in the report show that the Group's environmental work has improved in several important areas since the previous year.

The use of key ratios in the environmental report has been further developed since last year, when AssiDomän became the first forest products company to introduce economic ratios concerning the environment. Economic ratios express how the Group consumes resources and affects the environment in terms of its production volume, presented as added value. Other key ratios relate to long-term sustainable development.

Energy consumption, which is the main source of emissions of acid-forming substances from Group operations, has been cut by slightly more than 8%. Emissions of acid-forming substances have been cut by 25%.

In line with corporate objectives, bio-fuel is becoming a larger proportion of the total fuel consumption. This has helped to reduce emissions of greenhouse gases by 12%.

A good example of progress is the environmental impact of transport, where emissions of acid-forming substances and fuel consumption have been reduced thanks to the switch to a more efficient and more environmentally adapted transport system. A key element here is Rail 99, the railway system used to transport products from Swedish mills to the European continent. The system was introduced in late 1999 and has resulted in transport corresponding to around 500 million ton-km moving onto the railway where it had previously been carried on the roads and the sea. The environmental gains are considerable. Emissions of sulphur dioxide and nitric oxides during the transport of these products will be cut by 80-90%, while consumption of fossil fuels and emissions of carbon dioxide will be halved. The Group's total transportation during 1999 was around 9,800 million ton-km.

Introducing efficient environmental management systems is a long-term and very important investment. By the end of 1999, operations corresponding to two-thirds of the Group's net sales had implemented certified and/or registered environmental management systems.

AssiDomän AB
Corporate Communications
20 March 2000

For further information, please contact:
Lars Strömberg, Manager Environmental Affairs, tel.: +46 8 655 91 73
Ingrid Haglind, Specialist Environmental Affairs, tel.: +46 8 655 91 74

AssiDomän is one of Europe's leading forest products companies with 17,000 employees and an annual turnover of EUR 3 billion. Production is concentrated on packaging paper, packaging and sawn timber products.

The Annual Report including the Environmental Report can be read on AssiDomän's website www.asdo.se. It can be ordered from Corporate Communications by e-mail mailbox@asdo.se, or by telephone +46 8-655 90 00.





AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Proposed Board of AssiDomän AB

Shareholders who together represent approximately 46% of the total number of votes in the Company have notified their intention to make the following recommendations at the Annual General Meeting regarding the board:

Re-election of board members Björn Björnsson, Hans Carlsson, Gunnel Duveblad, Bernt Magnusson, Gunnar Palme, Carl Wilhelm Ros and Per Tegnér. Lars-Åke Helgesson has declined re-election.

New election of Jan Blomberg, presently Vice Chairman of Drott AB and member of the Boards of Swedish Match, PLM AB, Haldex AB, Investment AB Bure, Inductus AB, Byggelit AB, Svenska Spel AB, Mellanskog Industrier AB and Handelsbanken Regionbank City, Stockholm.

The AGM is held on 17 April 2000. The notice will be published on Friday, March 17.

AssiDomän AB
Corporate Communications
16 March 2000

AssiDomän is one of Europe's leading forest products companies with 17,000 employees and an annual turnover of EUR 3 billion. Production is concentrated on packaging paper, packaging and sawn timber products.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän's future direction

After a thorough analysis of the Group's business portfolio, a number of selling processes have been initiated for the purpose of focusing the Group's operations. The intention is now to develop AssiDomän's remaining operations. Work has been commenced that will result in a clear strategy for the various units in the spring.

During 1999, an appraisal was carried out of the Group's various operations from a strategic and shareholder-value perspective. The objective was to find competitive solutions that provide opportunities for further development.

The appraisal has resulted in a comprehensive internal programme for profitability-improving measures, and the process of selling off parts of the business has been commenced.

Profitability-improving activities made a positive contribution of approximately MSEK 400 to the Group's profit last year. At present, planned and initiated measures within the framework of the action programme are expected to yield positive effects of over MSEK 1,000.

After the planned disposal of most of the sack and kraft paper production, sacks, barrier-coated products and cartonboard, the core of AssiDomän's future industrial operation will be Corrugated & Containerboard.

Corrugated & Containerboard is number three in size in Europe today and is well-positioned on most European markets. The strategy for the immediate future is to focus on profitability, market coverage and customer and product mix. An analysis for continued development and strengthening of the operation is under way.

The Karlsborg and Skärblacka pulp and paper mills have a strong position within their product areas. They are well-invested and efficient plants and will show good profitability in the current economic situation. There are good opportunities for product and market development, and different alternative development paths in terms of both grades and market segments.

The Swedish sawmill industry is fragmented and has an imbalance between supply and demand. Profitability is unsatisfactory and there is a great need for consolidation. As the largest player, AssiDomän will take part in the necessary restructuring, and initiatives have also been taken aimed at a consolidation in the industry.

AssiDomän's forest assets represent a resource and an operation with considerable cash flows and large values, which must be brought out in the appraisal of the company. A strategic review is now being conducted of the forest holdings. This involves an evaluation of how the forest ownership fits together structurally with the industrial operations. The review also includes an analysis of opportunities for AssiDomän to participate in new structures.

AssiDomän AB
Corporate Communications
17 February 2000

For further information please contact:
Gunnar Palme, President and CEO
Berit Hallberg, Director of Corporate Communications
Frans Benson, Investor Relations

Tel +46 8 655 90 00

Enclosure:
Completed and ongoing structural measures

The corrugated operation in France was concentrated in 1999 by the sale of CGP to Esswell Investment.

Selling of the business unit Cartonboard was initiated at the end of 1999. This unit is judged to have better development potential in another structure than in AssiDomän. The selling process is expected to be concluded before the summer of 2000.

In accordance with AssiDomän's redwood (pine) strategy on the timber and wood side, Niab Hestra AB and Hestra sawmill have been sold to Vida AB. Hestra is a pure whitewood (spruce) sawmill, and processing in Niab Hestra is also specialized in whitewood.

In early February 2000, AssiDomän AB and Frantschach AG signed a Letter of Intent concerning the cash sale by AssiDomän of the Dynäs and Sepap paper mills, all sack plants and the business unit Barrier Coating. Negotiations on a final agreement are expected to be concluded during the spring of 2000.

The sale to Icopal of JCP Izolacie in Slovakia, which manufactures asphalt board, is in the process of being concluded.

The appraisal of the Group's operations has also resulted in a decision to initiate a sale of PorPac AB, which manufacturers expanded polystyrene, a product which has little in common with the rest of AssiDomän's operations.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän and Frantschach sign Letter of Intent

AssiDomän AB and Frantschach AG have signed a Letter of Intent concerning a cash sale of Barrier Coating and Sacks & Kraft Products, excluding Karlsborg and Skärblacka mills. The units involved are the Dynäs and Sepap paper mills, sack converting and the Barrier Coating operations. The proposed transaction is in line with AssiDomän´s announcement from last year to focus and concentrate the operations, which should lead to the creation of greater shareholder value.

The proposed sale involves businesses with a proforma combined turnover of about MEUR 650. The transaction is now subject to a period of due diligence and negotiations about a final agreement. It is expected that this process will be finalised during the spring, after which a final sale agreement could be signed. Further details about the transaction will then be communicated.

Frantschach is advised by JP Capital and AssiDomän is advised by Lansdowne Capital and Carnegie.

AssiDomän AB
Corporate Communications
3 February 2000

For further information:

AssiDomän AB, Tel. +46 8 655 90 00
Gunnar Palme, CEO
Berit Hallberg, Corporate Communications
Frans Benson, Investor Relations

Frantschach AG, Tel. +43 1 79507 4000
Veit Sorger, CEO

AssiDomän is one of Europe's leading forest products companies with 17,000 employees and an annual turnover of MEUR 2,800. Production is concentrated on packaging paper, packaging and sawn timber products.

Frantschach is a major producer of industrial sacks, kraft-paper and flexible packaging as well as high quality office papers and a leading paper-merchant in Central Europe. Its head office is in Austria. Annual turnover amounts to MEUR 1,500.


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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

AssiDomän and Frantschach are discussing

AssiDomän and Frantschach are since some time in unconditional discussions regarding a sale of certain businesses in AssiDomän to Frantschach. The discussions are a part of the business review and focusing process that started in AssiDomän during 1999.

It is today not possible to give any further comments on the possible outcome of these talks.

AssiDomän AB
Corporate Communications
26 January 2000


AssiDomän

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AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Vida to buy Niab Hestra from AssiDomän

AssiDomän has reached an agreement in principle for the sale of Niab Hestra AB and the Hestra sawmill. The purchaser is sawmill group Vida AB with operations in southern Sweden.

This sale is in line with the process that is under way at AssiDomän towards greater concentration of operations. The strategy for timber and wood products is to focus mainly on pine (redwood). Hestra is exclusively a spruce (whitewood) sawmill, just as Niab's processing is focused on whitewood.

Niab Hestra and the Hestra sawmill have a combined annual turnover of approximately MSEK 300 and employ 175 people. Sawn volume amounts to 110,000 m^3 each year, of which 85,000 m^3 is further processed through planing. Production focuses on packaging products including pallet collars, cable drums and shelving systems. Niab is a leading producer of these products in Sweden.

Vida AB is a privately owned group with sawmill and wood processing operations in southern Sweden. Following this acquisition, the group will produce approximately 500,000 m^3 of sawn timber per year, have a turnover of SEK 1.1 billion and employ some 500 people.

AssiDomän is one of Europe's leading forest products companies. Production is concentrated on sawn timber, packaging paper and packaging. The Group had a turnover of approximately SEK 24 billion in 1998 and has 17,000 employees.

AssiDoman AB
Corporate Communications
17 January 2000

For further information:
Anders Nilsson, Business Unit Manager AssiDomän Timber, Tel. +46 8 655 9152
Börje Forsberg, Business Unit Manager AssiDomän Wood Products,
Tel. +46 70 522 09 30
Christer Johansson, Chairman Vida AB, Tel.+46 0472 364 00
Santhe Dahl, CEO Vida AB, Tel. +46 472 130 55


Press
Information


AssiDomän

AssiDomän AB • Corporate Communications • SE-105 22 Stockholm • Telephone +46 8 655 90 00 • Telefax +46 8 655 94 01

Financial history according to new reporting structure

As earlier announced AssiDomän's accounting will be changed to follow six business areas starting with the 1999 year-end accounts.

- Corrugated and Containerboard
- Sacks & Kraft Products
- Barrier Coating
- Cartonboard
- Wood Products and Timber
- Wood Supply and Forestry

Historical Turnover and EBIT figures per quarter according to the new reporting structure of the AssiDomän group can be obtained from AssiDomän's website on the internet: http://www.asdo.se/english/ekonom.htm. Quarterly data for the years 1994 and 1995 is not available.

The year-end report for 1999 will be released on February 17 2000.

AssiDomän AB
Corporate Communications
11 January 2000

For further information, please contact
Frans Benson, Investor Relations, Tel.: +46 8 655 92 78

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November 22, 2001

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	Nov. 14, 2001 14:45 (GMT)	Stora Enso Packaging expanding in Greece
●	Nov. 08, 2001 17:00 (GMT)	2001 Finnish Quality Award to Stora Enso's Oulu Mill
	Nov. 08, 2001 16:00 (GMT)	Stora Enso wins Swedish prize for financial reporting in 2000
	Nov. 02, 2001 12:15 (GMT)	Stora Enso has appointed Hannu Karppinen General Manager of its Anjalankoski mills

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Oct. 30, 2001 08:00 (GMT) Stora Enso's Website best

● Oct. 25, 2001 09:00 (GMT) *Interim review January - September 2001*

● Oct. 17, 2001 10:00 (GMT) Stora Enso share capital increased

● Oct. 12, 2001 13:00 (GMT) Stora Enso shareholding in Suzhou mill in China increased

● Oct. 10, 2001 12:50 (GMT) Stora Enso's shareholding in Billerud reduced

● Oct. 08, 2001 13:00 (GMT) Stora Enso to form a new Business Group

● Oct. 04, 2001 09:00 (GMT) Stora Enso's converted shares registered in Finnish trade register

● Oct. 02, 2001 12:30 (GMT) Period for conversion of Stora Enso shares over

Oct. 01, 2001 08:00 (GMT) Stora Enso's new ecologically efficient fibre line at Imatra

November 22, 2001



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- Sep. 04, 2001 16:05 (GMT) Stora Enso again included in Dow Jones Sustainability Index

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- Aug. 20, 2001 14:00 (GMT) Corenso to develop core production in China
- ● Aug. 17, 2001 07:45 (GMT) *Stora Enso to buy out minority shareholding in Stora Enso Timber*
- ● Aug. 17, 2001 07:00 (GMT) Stora Enso's Board defines annual period for conversion of A shares
- Aug. 17, 2001 07:00 (GMT) Stora Enso's subsidiary Corenso to acquire two Swedish core factories
- ● Aug. 17, 2001 07:00 (GMT) Stora Enso management appointments
- ● Aug. 17, 2001 07:00 (GMT) Stora Enso Board approves asset improvement programme at Langerbrugge, Belgium
- Aug. 13, 2001 14:00 (GMT) Stora Enso sawmill in Austria damaged by fire

November 22, 2001


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- ● Jul. 26, 2001 11:00 (GMT) Interim Review January - June 2001
- ● Jul. 20, 2001 08:00 (GMT) Stora Enso shares subscribed under Stora Enso's North American option programme
- Jul. 11, 2001 11:45 (GMT) Stora Enso included in index of social responsibility
- Jul. 09, 2001 10:15 (GMT) Stora Enso chooses IconMedialab to lead global online initiative
- ● Jul. 02, 2001 11:30 (GMT) Stora Enso's repurchase of its own shares

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Press Releases June 2001

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● = Stock Exchange Press Release GMT = Greenwich Mean Time

- ● Jun. 19, 2001 12:00 (GMT) Stora Enso Annual Report on Form 20-F
- ● Jun. 18, 2001 15:15 (GMT) Notice of shareholding changes in accordance with Chapter 2, section 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance
- ● Jun. 08, 2001 12:15 (GMT) Stora Enso financial information release dates in 2002
- Jun. 06, 2001 13:00 (GMT) Stora Enso overall winner of annual report competition in Finland

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- ● May. 29, 2001 11:00 (GMT) Stora Enso shares subscribed under 1997 bonds with warrants
- May. 18, 2001 09:00 (GMT) Stora Enso successfully launches and prices its US dollar 750 million debut SEC registered global bond offering
- ● May. 16, 2001 15:15 (GMT) Sale of shares registered in Stora Enso's joint book entry securities account
- ● May. 16, 2001 15:00 (GMT) Changes in Stora Enso's Management Group
- ● May. 10, 2001 16:00 (GMT) Stora Enso to launch a SEC registered US dollar global bond offering
- May. 09, 2001 09:00 (GMT) Stora Enso Welcomes the New EMAS Logo
- ● May. 04, 2001 06:45 (GMT) Finnish State's holding in Stora Enso increased
- May. 03, 2001 10:30 (GMT) Stora Enso's subsidiary Corenso strengthens UK market presence

November 22, 2001

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- ● Apr. 26, 2001 10:00 (GMT) Interim Review January – March 2001
- ● Apr. 25, 2001 12:15 (GMT) Reduction in Stora Enso share capital
- ● Apr. 10, 2001 18:15 (GMT) Dissolving of Stora Enso's Pulp Division
- Apr. 09, 2001 13:00 (GMT) Stora Enso Packaging increasing investment in Russia

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	Mar. 30, 2001 13:30 (GMT)	Stora Enso's subsidiary Corenso strengthens UK market presence
●	Mar. 29, 2001 13:00 (GMT)	Stora Enso has started the repurchase of its own shares
●	Mar. 20, 2001 17:20 (GMT)	Stora Enso's Annual General Meeting and decisions by the Board of Directors
●	Mar. 20, 2001 11:30 (GMT)	Stora Enso to dissolve Pulp Division
●	Mar. 16, 2001 10:00 (GMT)	Stora Enso shares subscribed under Stora Enso's North American option programme
	Mar. 15, 2001 14:50 (GMT)	Stora Enso to increase SEK-benchmarks

November 22, 2001

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Feb. 22, 2001 13:05 (GMT)	Formation of Billerud finalized
● Feb. 20, 2001 14:00 (GMT)	Stora Enso to rebuild Summa paper machine no. 3 and thermomechanical pulping plant
● Feb. 07, 2001 14:00 (GMT)	Stora Enso's Board proposals to the Annual General Meeting
● Feb. 07, 2001 11:00 (GMT)	Stora Enso's year 2000 EPS at record EUR 1.32, up 48%

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Jan. 17, 2001 12:00 (GMT) Stora Enso, UPM-Kymmene and Tampere University of Technology to cooperate on research and development

Jan. 16, 2001 11:00 (GMT) Stora Enso Timber investing in heat treatment of wood

● Jan. 09, 2001 11:30 (GMT) Stora Enso plans to restructure its production capacity

● Jan. 02, 2001 13:00 (GMT) Stora Enso shares subscribed

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Dec. 22, 2000	EC approves formation of Billerud
Dec. 20, 2000	Stora Enso's subsidiary Corenso expanding into North America
Dec. 14, 2000	Stora Enso Pulp division appointment

Press Releases November 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

● Nov. 30, 2000	Bert Östlund appointed President of Billerud
● Nov. 29, 2000	Competition Council has given its ruling in a case against Stora Enso, UPM-Kymmene and Metsäliitto for breach of the Act on Competition Restrictions
● Nov. 28, 2000	Stora Enso Oyj internal restructuring
Nov. 23, 2000	Stora Enso to issue SEK-benchmarks under EMTN-programme
● Nov. 17, 2000	Stora Enso Packaging to invest in mobile phone packaging in Hungary and Finland
Nov. 13, 2000	Stora Enso North America Earns Sustainable Forestry Initiative Certification
● Nov. 10, 2000	Stora Enso and AssiDomän sign final agreement concerning formation of Billerud
Nov. 09, 2000	Finnish Quality award for Laminating Papers Oy
Nov. 08, 2000	Agreement concerning Stora Enso's shareholding in Kittilä Wood
● Nov. 03, 2000	Stora Enso's converted shares registered in the Finnish trade register
● Nov. 02, 2000	Stora Enso reports best ever quarterly reports
● Nov. 02, 2000	Period for conversion of Stora Enso shares over
● Nov. 02, 2000	Interim Review January - September 2000 [as PDF]

Press Releases October 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

● Oct. 27, 2000	Stora Enso and AssiDomän reached an agreement in principle to form a new company from the p Karlsborg and Skärblacka
● Oct. 27, 2000	BILLERUD -Stora Enso and AssiDomän to form joint company for packaging paper
● Oct. 25, 2000	Stora Enso North America to permanently retire two paper machines, reducing annual capacity of 80,000 tonnes
● Oct. 10, 2000	Stora Enso plans to close its Newton Kyme packaging board mill
Oct. 10, 2000	Stora Enso, Aracruz and Odebrecht sign final agreements regarding the Veracel pulp mill project
Oct. 03, 2000	Summary of Stora Enso share buy backs up to 2 October 2000

Press Releases September 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

Sep. 19, 2000	Stora Enso to acquire Tetra Pak's Forshaga production unit
● Sep. 18, 2000	Finnish State's and Investor AB's holdings of Stora Enso decreased
● Sep. 13, 2000	Stora Enso listed on New York Stock Exchange
● Sep. 11, 2000	Stora Enso share capital to increase
● Sep. 11, 2000	Stora Enso announces merger consideration

Press Releases August 2000

● = Stock Exchange Press Release   GMT = Greenwich Mean Time

● Aug. 31, 2000	Stora Enso management appointment
● Aug. 31, 2000	Stora Enso acquisition of Consolidated Papers completed
● Aug. 30, 2000	Stora Enso merger with Consolidated Papers approved by the shareholders of Consolidated Pap
● Aug. 28, 2000	Stora Enso receives approval of New York Stock Exchange listing; Acquisition of Consolidated Papers to close August 31, 2000
● Aug. 25, 2000	Stora Enso and Consolidated Papers to clarify PUHCA status
● Aug. 21, 2000	Stora Enso financial information release dates in 2001
● Aug. 18, 2000	Stora Enso Extraordinary General Meeting on 18 August 2000
● Aug. 18, 2000	Meeting of Stora Enso Board of Directors on 18 August 2000
Aug. 09, 2000	Stora Enso announces its North American organisation
● Aug. 02, 2000	Interim Review January - June 2000 [as PDF]
● Aug. 02, 2000	Good six months for Stora Enso

Press Releases July 2000

● = Stock Exchange Press Release   GMT = Greenwich Mean Time

● Jul. 31, 2000	Stora Enso's Registration Statement on Form F-4 declared effective
● Jul. 27, 2000	Stora Enso Extraordinary General Meeting on 18 August 2000
● Jul. 10, 2000	Change in the publishing timetable of Stora Enso interim review
● Jul. 06, 2000	Stora Enso, Odebrecht and Aracruz decide to associate in Veracel pulp mill project

Press Releases June 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

● Jun. 29, 2000	Kai Korhonen to be responsible for Stora Enso's North American operations
Jun. 26, 2000	Stora Enso and Vapo Oy Energia agree to increase large-scale use of forest chips in Finland
● Jun. 16, 2000	Stora Enso investing in Kotka Mill
● Jun. 15, 2000	NEW ORGANIZATION FOR STORA ENSO TIMBER
● Jun. 09, 2000	Stora Enso to own 60% of Indonesian plantation project
● Jun. 05, 2000	Stora Enso and Huhtamäki Van Leer form joint venture in packaging for mobile communications

Press Releases May 2000

• = Stock Exchange Press Release GMT = Greenwich Mean Time

- • May. 31, 2000 — Stora Enso and Fortum close the deal on sale of power assets
- • May. 19, 2000 — Jorma Westlund appointed Stora Enso's Senior Vice President, Public Affairs, Finland
- • May. 05, 2000 — Stora Enso inaugurates new research centre in Mönchengladbach
- • May. 04, 2000 — Interim Review January - March 2000 [as PDF]
- • May. 04, 2000 — Stora Enso delivered good results in January - March

Press Releases April 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

● Apr. 19, 2000	Production restarted at Stora Enso's mills as strike ended
● Apr. 18, 2000	FIRST PRIZE IN BUSINESS-TO-BUSINESS CLASS
● Apr. 17, 2000	Stora Enso and Fortum sign agreement on sale of power assets
● Apr. 11, 2000	Strike has stopped production at Stora Enso's Finnish mills

Press Releases March 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

Mar. 24, 2000	Appointments at Stora Enso
Mar. 22, 2000	Cooperation related to the wood trade referred to the Competition Council
Mar. 21, 2000	Stora Enso's Annual General Meeting
Mar. 01, 2000	Corenso acquires tube plants in the Netherlands, Sweden and Spain

Press Releases February 2000

● = Stock Exchange Press Release GMT = Greenwich Mean Time

Feb. 22, 2000	Stora Enso to acquire Consolidated Papers for EUR 4.9 billion
Feb. 10, 2000	Stora Enso's financial results for 1999
Feb. 10, 2000	Stora Enso delivers improved results
Feb. 10, 2000	Stora Enso's Board proposals to the Annual General Meeting

Press Releases January 2000

• = Stock Exchange Press Release GMT = Greenwich Mean Time

Jan. 27, 2000	Stora Enso and Fortum reached agreement on Stora Enso's power assets
Jan. 26, 2000	STORA ENSO REGISTERS NEW SHARES
Jan. 14, 2000	APPOINTMENT IN STORA ENSO INTERNAL AUDIT
Jan. 11, 2000	STORA ENSO TO CEASE BOARD PRODUCTION IN MÖLNDAL
Jan. 07, 2000	PAKENSO OY BECAME STORA ENSO PACKAGING OY
Jan. 05, 2000	FRANKLIN RESOURCES GROUP'S HOLDING OF STORA ENSO BELOW 5 PERCENT
Jan. 04, 2000	STORA ENSO / PAPYRUS ACQUIRES NORWEGIAN PAPER MERCHANT

November 22, 2001


STORAENSO
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Stora Enso Packaging expanding in Greece

Stora Enso's subsidiary Stora Enso Packaging Oy has today acquired a 17.5% shareholding in Agropak ABEE, a Greek corrugated board mill owned by the Maroulis family. The Agricultural Bank of Greece is at the same time also buying a 17.5% shareholding in the company. The remaining shareholding 65% will continue to be owned by the Maroulis family. The mill, which is at Lamia in central Greece, has an annual capacity of 50 000 tonnes of corrugated board. Stora Enso is paying EUR 5.1 million for its shareholding.

For further information please contact:
Veli-Jussi Potka, Managing Director, Stora Enso Packaging Oy, +358 2046 27403
or +358 400 895 350

Stora Enso Packaging is an international supplier of corrugated board packaging products, and part of Stora Enso's Packaging Boards Division. Stora Enso Packaging employs 1 800 people in Finland, Sweden, Russia, Poland, Hungary and the Baltic States.


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November 22 2001


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01 NOV 29 AM 8:12

2001 Finnish Quality Award to Stora Enso's Oulu Mill

Stora Enso Oyj's Oulu Mill, which is the world's largest woodfree coated paper manufacturing mill, has received the 2001 Finnish Quality Award in the Units Category. The award will be presented to the winning company by Mrs Tarja Halonen, President of the Republic of Finland, at a ceremony held today at 7.00 p.m. local time.

In making their decision, the jury placed particular emphasis on the Oulu Mill's program of systematic management and ambitious improvement, which is demonstrated by several extensive and well-executed development projects and developmental groups serving in all operational areas. Continuous improvement is maintained by a quality management system and systematic self-assessments, which have been in use at the mill for several years.

The jury commended the mill for its comprehensive and value-based operational development. "Partnerships are actively courted and joint innovations are used in mill operations. This also results in excellent financial results," the jury concluded.

Although Juha Vanhainen, Mill Director at Oulu, views the award as a mark of appreciation for the mill's personnel as well as for partners and customers, he also emphasises that it is not an end in itself, but represents one step on the endless path of operational improvement.

The Oulu Mill's award continues the success of Stora Enso's units in the competition by being the third first-place taken by the company. In this year's Quality Award competition, which was organised for the eleventh consecutive year, there were 13 participants in four categories.

Stora Enso's Oulu Mill manufactures coated fine art papers for use in annual reports and brochures as well as art and photography books. The combined annual capacity of the mill's two production lines is 800,000 tons, of which 98% is exported. The current development project, costing some FIM 500 million, will increase the capacity of the older paper production line, which went on stream in 1991, by almost 100,000 tons.

The Oulu Mill's sales last year totalled almost FIM 4 billion. The mill employs 800 people.

For further information, please contact
Juha Vanhainen, Mill Director, tel. +358 2046 33793
Petri Nieminen, Quality Manager, tel. +358 2046 33795

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November 22, 2001


STORAENSO
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Stora Enso wins Swedish prize for financial reporting in 2000

Stora Enso won first prize for its Annual Report 2000 in a Swedish competition arranged by the Stockholm Stock Exchange and SEB. The prize-giving ceremony was held in Stockholm on 8 November. Altogether 284 companies, including most of the companies listed on the Stockholm Stock Exchange, were assessed in the competition, which was being held for the 36th time.

The adjudicators were looking for the company that best met the report requirements of shareholders and other readers in terms of content and graphic design. They paid special attention to the overall presentation of each company in its annual report, interim reviews and financial information on its Website.

In awarding Stora Enso the first prize in the large companies category, the adjudicators praised the company's annual report for being so informative, explicitly describing the company's business, goals and targets in all relevant areas, not just financial. Risks were clearly identified, and the annual report layout was also commended.

"Globalization, the rising numbers of listed companies on stock markets and the increasing general complexity of business are making life more complicated for investors and the media alike. Stora Enso's aim is to simplify things by reporting openly and clearly. We are constantly developing our reporting, and are gratified to see our achievements recognized by this award," said Stora Enso Deputy CEO Björn Hägglund.

Stora Enso has recently won several other awards for its presentation of information to the public. Last June it won a similar competition in Finland arranged by the Helsinki Stock Exchange and the Finnish newspaper Helsingin Sanomat. At the end of October Stora Enso was ranked as having the best company Website in Finland, according to Webbranking 2001, the fifth such annual ranking by the Swedish consulting company Hallvarsson & Halvarsson. In October Stora Enso was also ranked as having the best environmental Web reporting among Finnish forest products companies in a competition organised by the financial newspaper Taloussanomat, Elinkaari, the accountants' association KHT-yhdistys, the Helsinki School of Economics and Business Administration and the Ministry of the Environment.

For more information, please contact:
Maija Harsu, Vice President Investor Relations, tel. +358 40 589 2821


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November 22, 2001


STORAENSO
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Stora Enso has appointed Hannu Karppinen General Manager of its Anjalankoski mills

Stora Enso has appointed Hannu Karppinen, currently Senior Vice President, Book and Newsprint, to be in addition General Manager of its Anjalankoski mills with effect from 1 May 2002.

He will become General Manager of the mills on the retirement of Usko Rastas, Managing Director of Stora Enso Ingerois Oy.


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November 22, 2001


STORAENSO
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Interim review January - September 2001

Long versions:

Stora Enso's results improved on previous quarter despite difficult market conditions

Stora Enso's earnings per share excluding non-recurring items improved to EUR 0.23, compared with EUR 0.18 in the previous quarter, mainly due to lower financial costs. The profit before tax and minority interests excluding non-recurring items was EUR 287.6 million (EUR 248.3 million in previous quarter). Sales for the quarter at EUR 3 200.5 million were about 6% less than the previous quarter's EUR 3 388.4 million. The operating profit excluding non-recurring items was EUR 339.0 million, which is 2.1% less than the previous quarter's EUR 346.4 million and 10.6% of sales. Lower prices and decreased sales volumes were partially compensated by lower costs, mainly due to the lower average exchange rates of the Swedish krona and US dollar.

Third quarter production curtailments amounted to 706 000 tonnes, including 507 000 tonnes due to weak market demand (342 000 tonnes in the second quarter). The remainder was mainly due to machine rebuilds.

EUR million	Full year 2000	Jan.-Sep. 2000	Jan.-Sep. 2001	Apr.-Jun. 2001	Jul.-Sep. 2001
Sales	13 017.0	9 339.0	10 225.9	3 388.4	3 200.5
Magazine	2 818.8	1 881.6	2 589.5	847.6	831.7
Newsprint	1 766.7	1 282.6	1 464.3	490.7	471.9
Fine paper	3 473.2	2 410.1	2 764.0	904.1	838.6
Packaging boards	2 975.0	2 219.1	2 078.9	704.2	672.8
Timber products	1 242.1	926.6	885.3	311.8	266.2
Other activities and eliminations	741.2	619.0	443.9	130.0	119.3
Operating profit*	2 371.3	2 040.7	1 216.8	336.8	357.0
Magazine	399.4	321.6	269.8	72.3	83.9
Newsprint	268.3	186.6	388.4	125.6	128.7
Fine paper	688.8	491.1	320.1	81.9	70.6
Packaging boards	441.3	337.4	302.8	90.2	97.5
Timber products	73.3	62.0	16.0	7.9	2.5

Other activities and					
eliminations	500.2	642.0	-80.3	-41.1	-26.2
Profit before tax and minority interests	2 099.0	1 848.9	973.8	238.7	305.6
Profit for the period	1 435.0	1 259.2	651.8	154.8	213.7
EPS, Basic, EUR	1.77	1.62	0.72	0.17	0.24
EPS, Diluted, EUR	1.76	1.61	0.72	0.17	0.24
ROCE, %	16.8	18.6	11.7	9.9	9.8
Debt/equity ratio	0.59	0.65	0.55	0.62	0.55

* Operating profit includes non-recurring items of EUR 445.7 million in 2000, EUR 555.8 million in Jan.-Sep. 2000, EUR 8.4 million in Jan.-Sep. 2001 and EUR 18.0 million in Jul.-Sep. 2001.

Commenting on the results, Stora Enso's CEO Jukka Härmälä said, "We are pleased that we were able to improve our results even though the markets were demanding during the quarter and uncertainty has increased. We shall continue to adjust our capacity to market demand. By keeping capital expenditure low, as we have done, we can maintain good cash flow.

"Continuing weakness in the markets combined with seasonal curtailments and planned downtime for rebuilds will affect the fourth quarter earnings per share. The full year financial results will depend very much on prices, our internal efficiency and cost awareness." For further information, please contact: Jukka Härmälä, Chief Executive Officer, tel. +44 20 8432 1520 Björn Hägglund, Deputy Chief Executive Officer, tel. +44 20 8432 1530 Esko Mäkeläinen, CFO, tel. +44 20 8432 1540 Kari Vainio, EVP, Communications and Investor Relations, tel. +44 77 9934 8197 In North America: Tim Laatsch, SVP, Communications, tel. +1 715 422 4023 Scott Deitz, VP, Communications and Investor Relations, tel. +1 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at http://www.storaenso.com/investors.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images.

Stora Enso's fourth quarter interim review and full year 2001 financial results will be published on 30 January 2002.

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November 22, 2001


STORAENSO
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Stora Enso share capital increased

Under the Stora Enso option programme for management (1997) 30 000 new R shares were subscribed in October 2001, which have increased the share capital by EUR 51 000. In addition, 208 287 new R shares in ADR form were subscribed between 1 June and 31 August 2001 under the Stora Enso North America option programme for personnel, which have increased the share capital by EUR 354 087.90. Subscriptions under these two programmes have increased Stora Enso's share capital by a total of EUR 405 087.90 to EUR 1 541 166 579.20.

Breakdown of shares following the increase:
A shares 184 273 585
R shares 722 294 991
Total 906 568 576

The increase in share capital due to both option programmes was recorded in the Finnish Trade Register today, 17 October 2001. The shares will be eligible for trading from 18 October 2001.

Following the share capital increase, a further 2 154 000 R shares may be subscribed under the Stora Enso option programme for management (1997) and a further 3 733 616 R shares under the Stora Enso North America option programme for personnel.

For further information, please contact:
Jyrki Kurkinen, Senior Vice President, Legal Affairs, tel. +358 2046 2121


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November 22, 2001


STORAENSO
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Stora Enso shareholding in Suzhou mill in China increased

Stora Enso has acquired Purple Charta Investments' 20% shareholding in Stora Enso Suzhou Paper Co. Following this acquisition, Stora Enso owns 80.87% of Stora Enso Suzhou Paper Co, and the local Suzhou Hua Sheng Paper Mill and Suzhou Handicraft Industry Cooperative the remaining 19.13%.

Stora Enso Suzhou Paper Co consists of the Suzhou mill near Shanghai and a sales network with six offices covering all the main markets in China. Stora Enso Suzhou is currently the second-biggest supplier of coated fine paper in the Chinese market, with an annual capacity of 150 000 tonnes.

For further information, please contact:
Seppo Hietanen, Executive Vice President, Asia Pacific, tel. +65 733 8934


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November 22, 2001


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Stora Enso's shareholding in Billerud reduced

Stora Enso has today agreed to sell 40% of its shareholding in Billerud AB (20% of the company) to AssiDomän AB in accordance with an option agreement made last autumn.

Billerud's shares are expected to be listed on the Stockholm stock exchange before the end of this year. Stora Enso now has a 30% shareholding in Billerud following this transaction.

The financial effect is minor. There will be no change in interest-bearing net debt since associated companies are already treated as interest-bearing assets.

For further information, please contact:
Bo Eriksson, Senior Vice President, Corporate Controller, tel. +358 2046 21494


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November 22, 2001


STORAENSO
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Stora Enso to form a new Business Group

Stora Enso has formed a Specialty Papers Business Group within the Packaging Boards Division. The new Business Group consists of the Stevens Point mill (USA), the Uetersen paper machine No. 1 (Germany) and the Imatra paper machine No. 6 (Finland). In addition, it will market the specialty papers of the Kimberly mill paper machine No. 95 (USA). The annual production capacity of the new Business Group will be about 330 000 tonnes. Specialty papers had previously been part of the Fine Paper Division.

The products of the new Specialty Papers Business Group are flexible packaging, technical papers and label papers. The Specialty Papers Business Group will account for approximately 10% of the Packaging Boards Division's sales.

John Bergin of the Stevens Point mill has been appointed Senior Vice President for the new Business Group. "We plan to establish a global specialty papers sales presence to serve our global customers effectively. We expect these broadened markets to create valuable synergies for our customers and Stora Enso," he said.

For further information, please contact:
Kari Vainio, Executive Vice President, Communications and Investor Relations,
tel. +44 7799 348 197
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. +1 715 422 4023

Stora Enso's Packaging Boards Division is divided into five Business Groups: Consumer Boards, Packaging, Corenso, Industrial Papers and Specialty Papers. The products include liquid packaging boards, cupstock and food service boards, cartonboards, corrugated packaging, coreboards, cores, containerboards (corrugated raw materials), laminating papers and specialty papers. The annual production capacity of the Packaging Boards Division is 3.3 million tonnes of board and paper, 300 000 tonnes of corrugated packaging and 160 000 tonnes of cores; it also produces 2.2 million tonnes of chemical pulp.


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November 22, 2001


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Stora Enso's converted shares registered in Finnish trade register

Referring to the press release dated 2 October 2001, we wish to confirm that there were 4 524 conversions and a total of 9 312 271 Series A shares were converted into R shares. The shares have been recorded in the Finnish trade register today, 4 October 2001, and trading in the new R shares will start on 5 October 2001.

Breakdown of shares after conversion:
A shares 184 273 585
R shares 722 056 704
Total 906 330 289


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November 22, 2001


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Period for conversion of Stora Enso shares over

This year's period for conversion of Stora Enso A shares into R shares (17-28 September 2001) resulted in about 3 500 conversions, in which 9 312 271 Series A shares will be converted into R shares. The conversions are due to be recorded in the Finnish trade register on 4 October 2001 and trading in the new R shares will start on 5 October 2001.

Breakdown of shares after conversion:
A shares 184 273 585
R shares 722 056 704
Total 906 330 289


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01 NOV 29 AM 8:12

November 22, 2001


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Stora Enso's new ecologically efficient fibre line at Imatra

Stora Enso's Imatra mills form one of Europe's largest wood processing complexes, which now includes Europe's largest integrated pulp mill, following the inauguration of the new fibre line there today. The new line produces bleached birch pulp for the company's own paper and board mills. The main products of the Imatra mills are liquid packaging boards, boards for the food and drinks industry and fine paper.

The new fibre line strengthens the Imatra mills' position as the only integrated manufacturer of liquid packaging boards and boards for the food and drinks industry. The mills produce all four different types of pulp required: bleached softwood pulp, bleached birch pulp, unbleached softwood pulp and thermomechanical pulp.

The new fibre line meets the latest environmental standards and optimises usage of raw materials. Water consumption has been decreased by dry debarking and the introduction of modern, efficient fibre production technology. Effluent discharges into waterways have been reduced. Odours have also been reduced by more effective recovery and processing of malodorous gases, which are utilised in producing the impregnation solution for thermomechanical pulping. The new production lines will be quieter, too.

Increased black liquor combustion will raise the proportion of energy generated from biofuels at the Imatra mills to 85%.

In addition to the new fibre line, the former birch pulping line at Imatra has been modernized to produce pine pulp, and the bleached softwood pulping line at Kaukopää has been shut down because it no longer met current production and environmental protection requirements. The project also included expansion of wood treatment, upgrading of the power plant and installation of a new pulp dryer. The total cost of the project was 365 million euros, and most of the new facilities were already in use in spring 2001.

For further information, please contact:
Heikki Rutanen, Vice President, Technology, tel. +358 2046 22301
Markku Pentikäinen, General Manager, tel. +358 2046 22001
Martti Savolainen, Manager, Corporate Communications, tel. +358 2046 22005

CEO Jukka Härmälä's speech at the inauguration on 1 October is on the company's Web site at:www.storaenso.com/investors


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November 22, 2001


STORAENSO
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Stora Enso again included in Dow Jones Sustainability Index

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has been selected for inclusion in the Dow Jones Sustainability Index for the third time. The index was first launched in 1999 to track the performance of the leading sustainability-driven companies worldwide. It assesses economic, environmental and social aspects of the 2500 largest companies in the Dow Jones Global Index. This year 312 companies from 62 industries and 26 countries were selected for the Sustainability Index.

"We are especially pleased to have been included in the index every time it has been updated since it was launched. We take it a sign of confidence that we have a long-term commitment to corporate responsibility issues," says Maija Harsu, Vice President, Investor Relations

For further information, please contact:

Maija Harsu, Vice President, Investor Relations, tel. +358 40 589 2821
Päivi Sihvola, Vice President, Environmental Communications, tel. +358 40 757 4992
Scott Deitz, Vice President, Communications & Investor Relations, Stora Enso North America, tel. +1 715 422 4023


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November 22, 2001


STORAENSO
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Corenso to develop core production in China

Corenso United Oy Ltd has entered into an agreement to establish a joint venture with a Chinese partner, Hangzhou Huasu Industry Co. The agreement foresees Corenso taking a majority shareholding (51%) in the core and tube factory at Hangzhou, near Shanghai. The factory started production ten years ago and today it is China's foremost seamless film tube producer. Corenso's owners Stora Enso and UPM-Kymmene are both owners of paper mills in the same area.

The new company, Hangzhou Corenso Hualun Paper Core Co. Ltd, will set up a modern production line for high quality heavy-duty cores for the paper industry alongside the present film core line before the end of this year. The factory's total capacity will be some 10 000 tonnes of cores and tubes a year, and it will be able to supply the needs of the modern paper industry arising in China today. The new company will employ about 50 people.

Corenso is a Stora Enso subsidiary in which UPM-Kymmene has a 29% shareholding. Corenso is Europe's biggest and the world's second-biggest coreboard manufacturer. It has 23 coreboard, core and tube factories in ten countries. Following the new acquisition, Corenso will have annual sales of EUR 230 million and 1 050 employees.

For further information, please contact:
Pekka Harkki, Managing Director, Corenso United Oy Ltd, tel. +358 400 406 523


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November 22, 2001


STORAENSO
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Stora Enso to buy out minority shareholding in Stora Enso Timber

Stora Enso's Board at its meeting on 16 August 2001 approved purchasing of the remaining 26.5% minority holding in Stora Enso Timber owned by SPB Beteiligungsverwaltung GmbH of Austria. Following this purchase, Stora Enso Timber Oy Ltd will become a wholly-owned subsidiary of Stora Enso. By unifying ownership, the purchase will facilitate growth and enable Stora Enso Timber to take a more active role in the consolidation and development of the timber products industry. The deal is expected to be closed at the end of September, subject to approval by the EU competition authorities.

Managing Director of Stora Enso Timber Arno Pelkonen said, "It will be easier for us to develop Stora Enso Timber as a wholly-owned subsidiary. Our strategic aims are full integration of wood procurement and fibre supply, and strengthening of Stora Enso's position as a leading supplier of timber products."

Stora Enso Chief Executive Officer Jukka Härmälä said, "Despite volatility in the timber products market, Stora Enso Timber's return on capital employed over the cycle has clearly exceeded our target of 13%. There is great potential for developing the business as a fully integrated part of Stora Enso."

For further information, please contact:
Arno Pelkonen, Managing Director, Stora Enso Timber Oy Ltd, tel. +43 66 4312 1849

Stora Enso Timber is the world's third-largest producer of sawn softwood, with a sawn timber production capacity of 5.7 million m3 and a further-processing capacity of 1.5 million m3 per year. Stora Enso Timber's sales totalled EUR 1.2 billion in the year 2000. Its main markets are Europe, North Africa, North America and Asia.


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November 22, 2001


STORAENSO
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Stora Enso's Board defines annual period for conversion of A shares

Stora Enso's Board at its meeting on 16 August 2001 decided that the annual period for conversion of A shares into R shares according to Article 15 of the Articles of Association will this year be 17 to 28 September 2001.

Shareholders with A shares will receive a letter concerning the matter in early September. Further general information about conversion can be found at www.storaenso.com/investors.

More info

For further information, please contact:
Maija Harsu, Vice President, Investor Relations, tel. +358 2046 21242


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November 22, 2001


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Stora Enso's subsidiary Corenso to acquire two Swedish core factories

Stora Enso's subsidiary Corenso United Oy Ltd has signed a memorandum of understanding with Mustad Converting AB whereby Corenso will acquire two core factories in Sweden: Bäcke Emballage AB and Mohed Emballage AB. The deal is expected to be closed in the autumn, subject to approval by competition authorities. The two factories together produce some 20 000 tonnes of heavy-duty cores a year for the paper and board industry, and employ 55 people. With this acquisition Corenso continues to integrate into the downstream core and tube industry.

Corenso is a Stora Enso subsidiary in which UPM-Kymmene has a 29% shareholding. Corenso is Europe's biggest and the world's second-biggest coreboard manufacturer. It has 23 coreboard, core and tube factories in ten countries. Following the new acquisition, Corenso will have annual sales of EUR 230 million and 1 050 employees. Recycling is one of the principal features of Corenso processes. Corenso coreboard uses recycled fibre raw material and all Corenso coreboards, cores and tubes are recyclable.

Mustad Converting AB belongs to Mustad International Group B.V. In addition to the two companies mentioned above, it owns a company in Borås, Scandicore Svenska AB, which produces a wide variety cores for different purposes.

For further information, please contact:
Pekka Harkki, Managing Director, Corenso United Oy Ltd, tel. +358 400 406 523
Ragnar Törner, Chairman of the Board, Corenso Svenska Ab, tel. +46 70 518 4001
Bengt Larsson, Managing Director, Mustad Converting AB, tel. +46 70 581 3060


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November 22, 2001


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Stora Enso management appointments

Mr Kimmo Kalela, Senior Executive Vice President, Strategy and Business Development, and Mr Jouko Taukojärvi, Senior Executive Vice President, Fine Paper, will retire at the end of 2001 in accordance with their employment agreements. At its meeting on 16 August 2001 the Stora Enso Board appointed the following as their successors:

Mr Kimmo Kalela's responsibilities will be divided. Mr Pekka Laaksonen, Senior Executive Vice President, Packaging Boards, will in addition to his current duties become responsible for Stora Enso's operations in Finland, and Mr Magnus Diesen will become Executive Vice President, Strategy and Business Development. He will report to Chief Executive Officer Jukka Härmälä. Mr Nils Grafström will become Executive Vice President, Market Service & IT, responsible for Corporate Marketing and Sales, as already announced.

Mr Jussi Huttunen, Managing Director of Stora Enso's UK sales office, will succeed Mr Jouko Taukojärvi as Senior Executive Vice President, Fine Paper, and become a member of the Executive Management Group. He will be based in London and report to Deputy Chief Executive Officer Björn Hägglund.

In addition, Mr Arno Pelkonen, Executive Vice President, Timber Products, was appointed as a member of the Executive Management Group with immediate effect.

For further information, please contact:
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 99 348 197


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November 22, 2001


STORAENSO
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Stora Enso Board approves asset improvement programme at Langerbrugge, Belgium

Stora Enso's Board at its meeting on 16 August 2001 approved the EUR 500 million asset improvement programme for the Langerbrugge mill in Belgium, including the already announced new newsprint production line, a new biofuel power plant and rebuilding of paper machine no. 3. The new newsprint line is expected to begin production in the first half of 2003. Langerbrugge paper machine no. 3, which currently produces 130 000 t/a newsprint, will be rebuilt as a SC machine with capacity increased to 165 000 t/a. The rebuilt paper machine no. 3 will start production at the end of 2002.

According to the programme, paper machine no. 2 at Langerbrugge with SC paper capacity of 120 000 t/a and paper machine no. 1 at Summa, Finland, with newsprint capacity of 110 000 t/a will be permanently shut down after the new newsprint production line in Langerbrugge is in operation. The timing of the Summa machine shutdown will also depend on the prevailing market situation.

For further information, please contact:
Lars Bengtsson, Senior Executive Vice President, Newsprint Division, tel. +49 211 581 2450
Bernd Rettig, Senior Executive Vice President, Magazine Paper Division, tel. +49 211 581 2310
Kari Vainio, Executive Vice President, Corporate Communications, tel. +44 77 99 348 197


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November 22, 2001


STORAENSO
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Stora Enso sawmill in Austria damaged by fire

Stora Enso's sawmill at Ybbs in Austria was partially damaged by a fire today. However, the fire damage was confined to all the green sorting lines and sticking and packaging machinery. Production at the Ybbs sawmill will be temporarily suspended for the next four months, with a resultant loss of 200,000 m3 of timber output. The loss due to the fire is preliminarily estimated at EUR 10-15 million. Insurance will cover the cost of the fire damage and consequential loss of profit.

For further information, please contact:
Dieter Kainz, Production Group Director, Stora Enso Timber, tel. +43 2826 700 1203

Stora Enso Timber is the world's third-largest producer of sawn softwood, with a sawn timber production capacity of 5.7 million m3 and a further-processing capacity of 1.5 million m3 per year. Stora Enso Timber's sales totalled EUR 1.2 billion in year 2000. The main markets are Europe, North Africa, North America and Asia.


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01 NOV 29 AM 8:23

November 22, 2001


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Interim Review January - June 2001

Long versions:

Stora Enso's second quarter results reasonable in view of market conditions

Stora Enso's sales for the quarter at EUR 3 388.4 million were about 7% less than the previous quarter's EUR 3 637.0 million. The operating profit excluding non-recurring items was EUR 346.4 million, which is 33.8% less than the previous quarter's EUR 523.0 million and 10.2% of sales. The reduction was attributable to decreased sales volumes owing to production curtailments of 558 000 tonnes, of which 342 000 tonnes were market related (205 000 tonnes in the first quarter). The profit before tax and minority interests excluding non-recurring items was EUR 248.3 million (EUR 429.5 million in previous quarter). Foreign exchange losses decreased the second quarter profit by EUR 44 million.

EUR million	Full year 2000	Jan.-Jun. 2000	Jan.-Jun. 2001	Jan.-Mar. 2001	Apr.-Jun. 2001
Sales	13 017.0	6 085.6	7 025.4	3 637.0	3 388.4
Magazine	2 818.8	1 152.5	1 757.8	910.2	847.6
Newsprint	1 766.7	833.0	992.4	501.7	490.7
Fine paper	3 473.2	1 526.6	1 925.4	1 021.3	904.1
Packaging boards	2 975.0	1 466.1	1 406.1	701.9	704.2
Timber	1 242.1	632.9	619.1	307.3	311.8
Other divisions and eliminations	741.2	474.5	324.6	194.6	130.0
Operating profit*	2 371.3	1 503.5	859.8	523.0	336.8
Magazine	399.4	183.0	185.9	113.6	72.3
Newsprint	268.3	105.8	259.7	134.1	125.6
Fine paper	688.8	297.0	249.5	167.6	81.9
Packaging boards	441.3	206.9	205.3	115.1	90.2
Timber	73.3	45.5	13.5	5.6	7.9
Other divisions and eliminations	500.2	665.3	-54.1	-13.0	-41.1

Profit before tax and minority interests	2 099.0	1 348.4	668.2	429.5	238.7
Profit for the period	1 435.0	924.6	438.1	283.3	154.8
EPS, Basic, EUR	1.77	1.22	0.48	0.31	0.17
EPS, Diluted, EUR	1.76	1.22	0.48	0.31	0.17
ROCE, %	16.8	16.9	12.2	15.2	9.7
Debt/equity ratio	0.59	0.40	0.62	0.59	0.62

* Operating profit includes non-recurring items of EUR 445.7 million in 2000, EUR 578.9 million in Jan.-Jun. 2000 and EUR -9.6 million in Apr.-Jun. 2001 and Jan.-Jun. 2001.

Commenting on the results, Stora Enso's CEO Jukka Härmälä said, "Markets were demanding, as anticipated when announcing the first quarter results. In addition to seasonal curtailments, such as the midsummer standstill that is compulsory in Finland, production was curtailed to adjust to the market demand. Demand in June was also lower for normal seasonal reasons. The impact of the curtailments is apparent in the second quarter figures. Paper and board prices have held up fairly well. Profitability should recover fairly quickly, if prices can be maintained."

Jukka Härmälä is confident about the recent acquisition of Consolidated Papers in North America. "The USD 40 million of synergies are a good achievement in the challenging economic environment, especially since the product range includes primarily coated paper, which has suffered most from the market situation. The USD 90 million synergy target will be difficult to achieve in 2001 unless demand significantly improves in North America during the second half of this year."

Markets will remain demanding and further capacity control is needed. Stora Enso will continue to adjust capacity utilisation as appropriate. The full year financial results will depend very much on the company's ability to maintain prices, internal efficiency and cost awareness.

For further information, please contact:
Björn Hägglund, Deputy Chief Executive Officer, tel. +46 70 528 2785
Esko Mäkeläinen, SEVP, Financial Control and Legal Affairs, tel. +358 2046 21450
Kari Vainio, EVP, Communications and Investor Relations, tel. +44 77 9934 8197
Tim Laatsch, SVP, Communications, tel.+1 715 422 4023
Scott Deitz, VP, Communications and Investor Relations, tel. +1 715 422 1521

The full-length version of the Stora Enso interim review is available on the Stora Enso website at http://www.storaenso.com/investors.

Stora Enso's third quarter interim review will be published on 25 October 2001.


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November 22, 2001


STORAENSO
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Stora Enso shares subscribed under Stora Enso's North American option programme

A total of 773,522 new Stora Enso Series R shares were subscribed under the Stora Enso North American option programme between 1 March and 31 May 2001. The shares subscribed have increased Stora Enso Oyj's share capital by EUR 1,314,987.40 to EUR 1,540,761,491.30 and the total number of shares issued to 906,330,289, comprising 193,585,856 Series A shares and 712,744,433 Series R shares.

The increase in share capital was registered in the Finnish Trade Register on 20 July 2001 and the new shares will be eligible for trading from 23 July 2001.

A total of 1,737,723 Series R shares were subscribed under the Stora Enso North American option programme between 1 September 2000 and 31 May 2001.

For further information, please contact:
Maija Harsu, Vice President, Investor Relations, tel. +358 2046 21242


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November 22, 2001


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Stora Enso included in index of social responsibility

FTSE, one of the world's leading experts in the creation and management of equity indexes, has included Stora Enso in the FTSE4Good index series for socially responsible investors.
Constituents of the FTSE4Good index are determined by assessing a company's achievements in working towards environmental sustainability, developing positive relationships with stakeholders as well as upholding and supporting universal human rights. FTSE aims to set an achievable framework for corporate social responsibility to which all companies should aspire.

Stora Enso is committed to developing its business towards ecological, social, and economic sustainability. All of these are recognised as shared responsibilities within the Group, enabling the continuous improvement of the company's operations in line with current socially responsible investment (SRI) practices.

FTSE is one of the world's leading experts in the creation and management of equity indexes and is jointly owned by the London Stock Exchange and the Financial Times. It manages and develops globally recognised indices ranging from the FTSE All-World Index to the real time FTSE Eurotop series and the FTSE 100. The company has collaborative arrangements with the London, Amsterdam, Athens, Brussels, Cyprus, Euronext, Luxembourg, Madrid, and Norex stock exchanges, as well as with Nikkei of Japan (Nihon Keizai Shimbun, Inc).

More information:

Stora Enso
Päivi Sihvola,
Vice President, Environmental Communications
tel. +358 2046 21380

Internet: www.ftse4good.com


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November 22, 2001


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Stora Enso chooses IconMedialab to lead global online initiative

Stora Enso will extend its collaboration with IconMedialab for public online consultancy services. The Global Lead On-line Consultancy Agency's role is to develop business-driven solutions for Stora Enso in online media, including leading the online development work in Content Management System (CMS), strategy and scope development, CMS implementation and utilization of solutions for storaenso.com.

"Our collaboration with IconMedialab is now in its second year, and we will continue our relationship for this initiative. IconMedialab has extensive experience gained from similar projects, and with its truly international coverage, we believe this will result in highly successful cooperation," says Kari Vainio, Executive Vice President Communications and Investor Relations at Stora Enso.

"We are very proud to remain the choice of Stora Enso. This shows that we can meet its high demands for quality, competence and international reach," says Oscar Bjers, Vice President International Business at IconMedialab International. "We have already started the development of a comprehensive corporate platform to give Stora Enso a consistent global profile along with smooth content management, from which local adaptations easily can be made."

For further information, please contact:
Kari Vainio, Executive Vice President Communications and Investor Relations,
tel. +44 20 8432 1500 or e-mail: kari.vainio@storaenso.com
Helene Öjert, Vice President Corporate Communications, tel. +46 8 613 66 92
or e-mail: helene.ojert@storaenso.com
Oscar Bjers, Vice President International Business, tel. +46 70 375 9085
or e-mail oscar.bjers@iconmedialab.com
Thomas Nisters, Manager Corporate Communications, tel. +49 16 333 48 225
or e-mail thomas.nisters@iconmedialab.de

About Stora Enso:
Stora Enso (www.storaenso.com) is an integrated forest products company producing magazine papers, newsprint, fine papers and packaging boards, areas in which the Group is a global market leader. Stora Enso also has extensive sawmilling operations. Stora Enso's sales total EUR 13 billion and annual paper and board production capacity about 15 million tonnes. Some 45,000 persons are employed in more than 40 countries and the company's shares are listed in Helsinki, New York and Stockholm.

About IconMedialab:
IconMedialab (www.iconmedialab.com) is a world-leading e-business consultancy providing the best user-driven solutions through innovative technology. IconMedialab helps clients achieve competitive advantage and generate long-term value by utilizing the power of digital technology to build stronger, more profitable relationships with customers, business partners, employees, suppliers and shareholders.
IconMedialab has developed and executed programmes for clients such as Föreningssparbanken, Siemens Medical, Sony Computer Entertainment, Motorola and Spencer Stuart. IconMedialab delivers on the promise of the network economy with 1,600 employees deployed in 15 countries in Europe and the US, and 250 employees in Asia and Australia through IconMedialab Asia-Pacific. IconMedialab stock is traded on the Stockholm stock exchange (ICON).


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November 22, 2001


STORAENSO
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Stora Enso's repurchase of its own shares

Stora Enso began repurchasing its own shares on the Helsinki stock exchange on 28 March 2001. By 30 June 2001 Stora Enso had purchased 476,600 A shares and 2,415,400 R shares.

Own shares repurchased by 30 June 2001:

A shares
Amount 476,600 shares
Average price/share EUR 11.94
Highest price/share EUR 12.50
Lowest price/share EUR 10.50
Total cost EUR 5,691,224

R shares
Amount 2,415,400 shares
Average price/share EUR 11.13
Highest price/share EUR 12.50
Lowest price/share EUR 10.34
Total cost EUR 26,874,562

The Annual General Meeting of Stora Enso on 20 March 2001 authorized the Board of Directors to repurchase not more than 9,679,000 Series A shares and not more than 35,586,000 Series R shares in the company, but not more than 5% of the votes or share capital. This authorization is valid up to and including 19 March 2002.


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Stora Enso Annual Report on Form 20-F

Stora Enso's Annual Report on Form 20-F has been filed with the Securities and Exchange Commission on June 15, 2001. The 20-F will be mailed to analysts and investors on the company's mailing list and it is available as a pdf-document (836 KB) on Stora Enso's Investors pages www.storaenso.com/investors.


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November 22, 2001


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Notice of shareholding changes in accordance with Chapter 2, section 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance

Stora Enso Oyj has been informed that Investor AB has sold its entire shareholding in the company and that the shareholdings of the Knut and Alice Wallenberg Foundation and the Marianne and Marcus Wallenberg Foundation in the company have increased.

As of 15 June 2001 the shareholdings of the Knut and Alice Wallenberg Foundation and Marianne and Marcus Wallenberg Foundation are as follows:

Knut and Alice Wallenberg Foundation
Number of shares % of shares % of votes
Series A shares 57,247,594 6.3 21.6
Series R shares 14,684,071 1.6 0.6
Total 71,931,665 7.9 22.2

Marianne and Marcus Wallenberg Foundation
Number of shares % of shares % of votes

Series A shares 4,744,192 0.5 1.8
Series R shares 1,216,891 0.1 0.0
Total 5,961,083 0.7 1.8


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November 22, 2001


STORAENSO
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Stora Enso financial information release dates in 2002

Stora Enso Oyj will publish three interim reviews in the year 2002.

The publication dates for financial information in the year 2002 will be as follows:

30 January 2002 Results for 2001
23 April 2002 Interim Review for January – March 2002
23 July 2002 Interim Review for January – June 2002
22 October 2002 Interim Review for January – September 2002


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November 22, 2001


STORAENSO
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Stora Enso overall winner of annual report competition in Finland

Stora Enso was the overall winner of this year's competition for annual reports in Finland held by the Helsinki Exchanges and the newspaper Helsingin Sanomat. In addition to winning the overall first prize this year, Stora Enso was again winner of the category for large companies, which it also won last year. Stora Enso's annual report was especially praised for its clear introduction and its presentation of company values and personnel and environmental policies.

Kari Vainio, Stora Enso's Executive Vice President, Communications and Investor Relations, was exceptionally pleased with his team. "The high regard of outsiders for this really demanding project is certainly the best form of praise," he noted. "It was especially challenging to be so successful while handling other projects at the same time."

The competition was being held for the 33rd time. There were 84 annual reports entered for the competition, comprising 30 in the category for large quoted companies, 28 medium-size quoted companies and 26 small quoted companies.


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November 22, 2001


STORAENSO
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Stora Enso shares subscribed under 1997 bonds with warrants

A total of 228,000 new Stora Enso Series R shares have been subscribed under the terms of the bonds with warrants issued to members of the senior management on 10 April 1997. Enso Oy's Annual General Meeting approved the option programme on 7 April 1997. According to the terms of the option programme, the exercise period is 1 December 1998 to 31 March 2004, during which a maximum of 3,000,000 new Stora Enso Series R shares may be subscribed at a subscription price of FIM 45.57 each. A total of 816,000 R shares were subscribed between the beginning of the exercise period and 29 May 2001.

The issue of new shares will increase the company's share capital by EUR 387,600 to EUR 1,539,446,503.90 and the total number of shares issued to 905,556,767, comprising 193,585,856 Series A shares and 711,970,911 Series R shares. The increase in share capital was registered in the Finnish Trade Register on 29 May 2001 and the new shares will be eligible for trading on the Helsinki Exchanges from 30 May 2001.


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November 22, 2001


STORAENSO
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English
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Stora Enso successfully launches and prices its US dollar 750 million debut SEC registered global bond offering

Stora Enso Oyj, rated Baa1 (Stable Outlook) by Moody's and BBB+ (Stable Outlook) by S&P, 17 May 2001 launched and priced its US dollar 750 million SEC registered global benchmark offering. The launch and pricing of the deal follow an extensive 4 day roadshow in Europe and the US. Joint bookrunners on the transaction were Goldman Sachs and Salomon Smith Barney.

The maturity of the offering is May 15, 2011. The issue was priced at US Treasuries + 200 bps and pays a coupon of 7.375%.

As previously communicated, the issue is intended for the refunding of certain of the company's commercial paper borrowings and bank loans.

For further information, including any requests for a prospectus, please contact:
Hannu Kasurinen, Senior Vice President, Group Treasurer,
tel: +32 2 627 7702, mobile: +32 477 697071
Markus Rauramo, Vice President, Head of Funding,
tel: +32 2 627 7711, mobile: +32 478 262117


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November 22, 2001


STORAENSO
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Sale of shares registered in Stora Enso's joint book entry securities account

Notification and request in accordance with the Finnish Companies Act
Chapter 3 a Section 3 a

Stora Enso's Annual General Meeting on 20 March 2001 approved the sale of the Stora Enso Series A and Series R shares that had not been transferred to the book-entry system on behalf of their owners and authorized the Board of Directors to take the appropriate steps to do so. On 30 April 2001, 8,090 Series A and 30,594 Series R shares had still not been transferred to the book-entry system.

Shareholders or other right holders that have not yet transferred their shares to the book-entry system are hereby strongly urged to request such registration of their ownership by submitting without delay their share certificates or any other title documents to a book-entry registrar.

Shareholders or other right holders must request such registration in accord with the law by not later than 31 May 2002, otherwise they shall forfeit their right to these shares.

Shares that on 1 June 2002 had not been transferred to the book-entry system may be sold without delay on behalf of their owners. The sale proceeds, less the cost of giving notification and sale costs, will be deposited for ten years with the Provincial State Office of Southern Finland. After the sale, shareholders shall have the right to claim from the deposited funds an amount proportional to their shares against their share certificates or any other title documents.


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November 22, 2001


STORAENSO
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Changes in Stora Enso's Management Group

Ingvar Petersson, Senior Executive Vice President, will retire with effect from 1 September 2001. As a result, at its May meeting the Board approved the following changes within the Management Group.

Esko Mäkeläinen, Senior Executive Vice President, will in addition to his current duties also become responsible for Stora Enso Financial Services and is therefore appointed Senior Executive Vice President and Chief Financial Officer.

Nils Grafström, currently Senior Vice President South America, has been appointed Executive Vice President, Market Service & IT. Market Service & IT is a new Group staff which will consist of Corporate Marketing and Sales, Transport and Distribution, and Corporate IT. In addition, Nils Grafström will retain responsibility for South America. He will report to CEO Jukka Härmälä and join the Stora Enso Management Group.

Stora Enso Forest will report to Deputy CEO Björn Hägglund.

The changes will take effect from 1 September 2001, except for the change to Corporate Marketing and Sales, which will be effective from 1 January 2002.

For further information, please contact:
Christer Ågren, Executive Vice President Human Resources & TQM,
tel. +44 20 8432 1587


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November 22, 2001


STORAENSO
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Stora Enso to launch a SEC registered US dollar global bond offering

Stora Enso Oyj, rated Baa1 (stable)/BBB+ (stable), is planning to launch a benchmark Securities and Exchange Commission (SEC) registered U.S. dollar global bond offering subject to market conditions. The issue is intended for the refunding of certain of the company's
commercial paper borrowings and bank loans as well as financing for general
corporate purposes. The company's intention is to have a roadshow in Europe and in the U.S. next week. The joint-bookrunners for the transaction are Goldman Sachs and Salomon Smith Barney.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such an offer would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the preliminary prospectus relating to the offering, which contains certain previously unreleased information, may be obtained from Stora Enso, tel. +358 2046 21327.

For further information please contact:
Bo Eriksson, Senior Vice President, Corporate Controller, tel. +358 2046 21494
Markus Rauramo, Vice President, Head of Funding, tel. +32 2 627 7711


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November 22, 2001


STORAENSO
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Stora Enso Welcomes the New EMAS Logo

The European Union's latest Environmental Action Program strongly emphasises the need to use market-oriented and consumer-oriented tools to promote sustainable development. The new regulations encourage the use of the EMAS logo (Eco-Management and Audit Scheme) to signify continuous improvements in environmental performance.

Stora Enso, the global forest products market leader in magazine papers, newsprint, fine papers and packaging boards, welcomes such opportunities to provide stakeholders with relevant information on the company's environmental performance. EMAS/ISO 14 001 units already account for some 83% of the company's global paper, pulp and board production capacity, making Stora Enso one of the most advanced paper manufacturers in the world.

Stora Enso considers EMAS and ISO 14001 to be the best tools to ensure continuous improvement in environmental performance everywhere the company operates. Stora Enso prefers to use such widely compatible tools to communicate environmental performance.

EMAS and ISO 14001 can incorporate environmental impacts throughout the supply chain from the forest to the mill, on to the printers, and finally to the end-consumers. This is now possible thanks to the adoption of the same approach by an increasing number of Stora Enso's suppliers and customers.

The EMAS logo will be used in all relevant marketing communications material to symbolise Stora Enso's commitment to environmental improvements. Product-specific information will be available in the form of a standardised environmental product declaration. This declaration scheme has been developed in cooperation with printers, merchants and manufacturers, in order to provide customers with relevant environmental information. The environmental product declaration scheme is at present in its final testing phase.

Stora Enso is preparing to withdraw from the Swan label, an eco-labelling programme set up by the Nordic Council of Ministers, for all graphic papers (coated fine papers, newsprint and magazine papers) on 15th June 2001. As a global company, Stora Enso requires tools that are recognised and supported worldwide to control and communicate the company's environmental performance. This greater geographical scope is one reason why Stora Enso believes EMAS and ISO 14001 are the best tools to ensure continuous improvement in performance. Since the direct use of the EMAS logo on products and packages is not possible at the moment, Stora Enso office papers will continue to bear the Nordic Swan label for the time being.

For further information, please contact:
Liisä Käär, Environmental Marketing, +358 2046 21424
Päivi Sihvola, Environmental Communications +358 2046 21380

EMAS

EMAS (Eco-Management and Audit Scheme) is a voluntary system based on EU regulations and harmonised principles. It is open to companies and organisations operating in the European Union and the European Economic Area.

The objective of EMAS is to ensure continuous improvements in environmental performance by getting companies and organisations to commit themselves to monitoring and improving their own environmental impact. EMAS also covers the distribution of relevant information to the public. Independent auditors regularly check that participating companies and organisations fulfil their commitments, enabling them to keep their EMAS registration.

ISO 14001 is a global standard created for corporate environmental management systems by the International Organisation for

Standardisation (ISO). EMAS requires public reporting, which ISO 14001 does not.



November 22, 2001


STORAENSO
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Finnish State's holding in Stora Enso increased

Stora Enso Oyj has been informed that the Finnish State's holding in the company has increased in percentage terms due to the decrease in Stora Enso's share capital following the cancellation of repurchased shares on 25 April 2001. With reference to Chapter 2, paragraph 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance, Stora Enso Oyj is reporting that as of 27 April 2001 the shareholding of the Finnish State is as follows:

Finnish State	Number of shares	% of shares	% of votes
Series A shares	55,595,937	6.1%	21.0%
Series R shares	81,483,501	9.0%	3.1%
Total	137,079,438	15.1%	24.1%


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November 22, 2001


STORAENSO
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Stora Enso's subsidiary Corenso strengthens UK market presence

Corenso (UK) Ltd, a British core and tube manufacturing company owned by Stora Enso's subsidiary Corenso United Oy Ltd, has acquired the British company Rollpack Ltd, which is located in Manchester. Rollpack produces some 6,000 tonnes of light cores, tubes and edge protectors a year and has annual sales of approximately EUR 5 million.

Following this acquisition, Corenso UK has annual sales of EUR 28 million and 170 employees.

John E. Reeves, Managing Director of Rollpack, has been appointed Managing Director of Corenso (UK) Ltd.

Corenso United Oy Ltd is a Stora Enso Oyj subsidiary in which UPM-Kymmene Oyj has a 29% shareholding. Corenso owns and operates several coreboard mills and core factories in Europe and North America. Following this acquisition, Corenso United Oy Ltd has annual sales of EUR 210 million and 950 employees.

For further information, please contact:
Pekka Harkki, Managing Director, Corenso United Oy Ltd, tel. +358 2046 27530 or +358 400 406 523

John E. Reeves, Managing Director, Rollpack Ltd, tel. +44 1270 753 585


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November 22, 2(


ENSO
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01 NOV 29 AM 8:23

Interim Review January – March 2001

Stora Enso's financial results good despite weaker market

Stora Enso achieved good first quarter results in a weakening market. Sales were EUR 3,637.0 million, similar to the last quarter. The operating profit, excluding non-recurring items, was up 19% on the previous quarter at EUR 523 million. The strong operating profit was due to improved prices in magazine paper, newsprint and packaging boards. Capacity utilisation control through production curtailments for market reasons totalled 205,000 tonnes.

"All financial targets were well met," says Jukka Härmälä, CEO of Stora Enso. "We believe the good financial results reflect our high operating efficiency."

Earnings per share (EPS) up 11% on the previous quarter

EPS was EUR 0.31, up 11% on the previous quarter. The currency effect on the EPS was EUR 0.01. The effects of lower recovered paper prices and higher energy costs were EUR 0.01 and EUR -0.01 per share respectively.

In this interim review and for the first time Stora Enso has adopted the new IAS 39 standard for financial instruments. This change has reduced the EPS by EUR 0.06. Stora Enso's hedging policy aims to cover 50% of the next 12 months' net currency exposure.

Market remains demanding

European demand is still fairly stable. European coated fine paper prices are under pressure, but magazine paper prices are still solid. European newsprint supply and demand are in balance. Paperboard market is weakening slightly. Buyers' inventories are generally low and further large-scale de-stocking is unlikely. Demand for sawn timber will remain weak. In North America, coated fine paper and magazine paper demand is expected to remain weak, with prices under pressure.

Stora Enso will continue to adjust capacity utilisation as appropriate. The full year financial results will depend very much on the industry's ability to maintain prices, and on internal efficiency and cost awareness.

Looking ahead Jukka Härmälä says, "We expect the rest of the year to be very demanding, but if capacity utilisation continues to be adjusted appropriately and buyers' inventories are as low as estimated, supply and demand balance for paper and board should remain healthy."

Interim Review January – March 2001


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November 22, 2001


STORAENSO
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Reduction in Stora Enso share capital

Stora Enso's share capital has been reduced through the cancellation of Stora Enso shares held by the company, as decided by the AGM on 20 March 2001. The share capital was reduced by EUR 39,390,190 through the cancellation of 910,600 Series A shares and 22,260,100 Series R shares. This reduction in share capital was registered in the Finnish Trade Register on 9 April 2001 and the shares were cancelled on 25 April 2001.

Following this cancellation of shares, there are 193,585,856 Series A and 711,742,911 Series R Stora Enso shares. The new share capital is EUR 1,539,058,903.90.


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November 22, 2001


STORAENSO
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Dissolving of Stora Enso's Pulp Division

As announced in the press release of 20 March 2001, Stora Enso is dissolving its Pulp Division and transferrig the pulp mills to other divisions. The non-integrated pulp mills will be reallocated as follows:
* Celbi and Skutskär mills will be included in the Fine Paper Division
* Norrsundet and Kemijärvi mills, and the 50% interest in the Sunila mill will be included in the Magazine Paper Division
* Enocell mill will be included in the Packaging Boards Division.

Stora Enso will report its financial results by product area according to the new organization effective from the beginning of 2001. Recalculated historical figures for 1998, 1999 and 2000 are presented below (PDF).

Dissolving of Stora Enso's Pulp Division

For further information, please contact:
Bo Eriksson, Senior Vice President, Corporate Controller, tel. +358 2046 21494


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November 23, 2001


STORAENSO
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Stora Enso Packaging increasing investment in Russia

Stora Enso's subsidiary ZAO Stora Enso Packaging will expand the production capacity of its Balabanovo plant in Russia. The Balabanovo plant manufactures corrugated board and boxes. The total investment in expanding the premises and adding new converting lines at Balabanovo will be EUR 14 million. This additional capacity will enable ZAO Stora Enso Packaging to respond to the rapidly increasing demand in Russia and improve customer service. The annual converting capacity of the Balabanovo plant will increase from 70 million m2 to 105 million m2, and the number of employees will increase by 35. The new capacity is expected to be in operation in March 2002.

For further information, please contact:
Veli-Jussi Potka, Managing Director, Stora Enso Packaging,
tel. +358 2046 27403

Stora Enso Packaging is an international supplier of corrugated board packaging products, and part of Stora Enso's Packaging Boards Division. Stora Enso Packaging employs 1,700 people in Finland, Sweden, Russia, Poland and the Baltic States. Stora Enso Packaging is also expanding its operations into Hungary this year.


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November 22, 2001


STORAENSO
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Stora Enso's subsidiary Corenso strengthens UK market presence

Corenso (UK) Ltd, a British core and tube manufacturing company owned by Stora Enso's subsidiary Corenso United Oy Ltd, has reached an agreement with the British company BPB Paperboard Ltd whereby Corenso (UK) will acquire the core and tube business and assets of BPB's Centacor division. This acquisition continues the process of integrating core and tube production with Corenso's coreboard production.

BPB Centacor has three factories in Great Britain at Newcastle, Westhoughton and Maidstone. Altogether they produce some 24,000 tonnes of cores and tubes a year and employ about a hundred people. Centacor's annual turnover is approximately EUR 19 million.

Olli Voutilainen, Chairman of the Board of Corenso (UK) Ltd, will be Managing Director during the transitional period with overall responsibility for assimilating Centacor's operations into the Corenso group. Stuart Gibson will become Deputy Managing Director of Corenso (UK) Ltd, responsible for marketing.

Corenso United Oy Ltd is a Stora Enso Oyj subsidiary in which UPM-Kymmene Oyj has a 29% shareholding. Corenso owns and operates several coreboard mills and core factories in Europe and North America. Last year Corenso had a total turnover of EUR 185 million and 820 employees.

For further information, please contact:
Pekka Harkki, Managing Director, Corenso United Oy Ltd, tel. +358 2046 27530 or +358 400 406 523
David Andersson, Managing Director, BPB Paperboard Ltd, tel. +44 115 945 1585 or +44 7802 256253
Olli Voutilainen, Chairman of the Board of Corenso (UK) Ltd,
tel. +358 2046 1456 or +358 400 304 158


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November 22, 2001


STORAENSO
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Stora Enso has started the repurchase of its own shares

Stora Enso yesterday started repurchasing its own shares on the Helsinki stock exchange. The Annual General Meeting of Stora Enso on 20 March 2001 authorized the Board of Directors to repurchase not more than 9,679,000 Series A shares and not more than 35,586,000 Series R shares in the company on the Helsinki and Stockholm stock exchanges. The shareholding may not exceed 5% of the votes or the share capital. This authorization is valid up to and including 19 March 2002.

Repurchases on 28 March 2001:

A shares
Amount 1,000 shares
Average price/share EUR 11.30
Highest price/share EUR 11.30
Lowest price /share EUR 11.30
Total cost EUR 11,300

R shares
Amount 145,800 shares
Average price/share EUR 11.26
Highest price/share EUR 11.30
Lowest price /share EUR 11.17
Total cost EUR 1,641,616

After the purchases on 28 March Stora Enso Oyj holds 911,600 A shares and 22,405,900 R shares including 910,600 A shares and 22,260,100 R shares which had been repurchased earlier under previous authorizations.


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November 22, 2001





Stora Enso's Annual General Meeting and decisions by the Board of Directors

Stora Enso's Annual General Meeting (AGM) on 20 March 2001 adopted the accounts for 2000 and granted the company's Board of Directors and Chief Executive Officer discharge from responsibility for the period.

The AGM approved a proposal by the Board of Directors that a dividend of EUR 0.45 per share be paid for the financial year 2000. The company will pay the dividend on 4 April 2001 to the shareholders entered in the shareholder registers maintained by the Finnish Central Securities Depository, VPC and Citibank on the dividend record date, 23 March 2001. Dividends for VPC-registered shares will be paid in Swedish crowns and dividends for ADR holders will be paid in US dollars.

The AGM approved a proposal that Josef Ackermann, Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected as members of the Board of Directors to serve until the end of the following AGM, and that Ilkka Niemi be elected as a new member of the Board of Directors to replace Raimo Luoma, who was resigning from office.

The AGM approved a proposal that the present auditors of Stora Enso, SVH Pricewaterhouse Coopers Oy and KPMG Wideri Oy Ab, continue in office until the end of the following AGM.

The AGM also approved the following proposals by the Board of Directors:

1) The share capital will be reduced by 39,390,190 euros through the cancellation of 910,600 Series A shares and 22,260,100 Series R shares held by the company that were repurchased with the approval of the AGM on 21 March 2000 and since the Board resolution on 18 August 2000.

2) The Board of Directors was authorized to use distributable equity of the company to repurchase not more than 9,679,000 Series A shares and not more than 35,586,000 Series R shares in the company, but not exceeding 5% of the votes or the share capital. Shares may not be repurchased other than through public trading and at the price prevailing at the time of the repurchase. Shares may be repurchased for the purpose of improving the capital structure, for use in financing corporate acquisitions and other arrangements, or to be sold or otherwise transferred or cancelled. Cancellation of shares would require a separate resolution by a Shareholders' Meeting. The Board of Directors is authorized to decide on other terms and conditions relating to repurchases. This authorization is valid up to and including 19 March 2002.

3) The Board of Directors was authorized to dispose of not more than 9,679,000 Series A shares and not more than 35,586,000 Series R shares in the company held by the same. The Board was authorized to decide to whom and in what manner to dispose of these shares in the company. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements, or sold in public trading. The Board was authorized to decide the sales price or other consideration for the shares as well as the basis for the determination of such consideration, and the shares can be disposed of for a consideration other than cash. The Board of Directors was authorized to decide on all other terms and conditions of the disposal. This authorization is valid up to and including 19 March 2002.

4) The sale of the shares in the company's joint book-entry securities account. On 28 February 2001 the number of these Series A shares was 8,143 and Series R shares 31,083.

Decisions by the Stora Enso Board of Directors

The Board decided to continue the rolling incentive programme including an option programme introduced in 1999. The 2001 option programme will cover approximately 500 participants.

The strike price will be EUR 11.70, based on the average price of the Series R shares on the Helsinki Stock Exchange in the

period 8-14 February 2001 plus a premium of 10%. The programme will include a total of 4,800,000 options/synthetic options, which will be financially hedged and will not dilute existing shares. The seven-year options/synthetic options, which may be exercised between 1 April 2004 and 31 March 2008, entitle participants to either cash compensation in the form of the difference between the strike price and the prevailing share price or shares (not new), depending on the legal restrictions in each country. The options/synthetic options are not transferable and expire if the employee leaves the company.

At its meeting held after the AGM, the Stora Enso Board of Directors elected from among its members Claes Dahlbäck as its Chairman and Krister Ahlström as Vice Chairman.

The Board also decided to repurchase not more than 9,679,000 Series A shares and not more than 35,586,000 Series R shares in the company. The repurchases will be undertaken as authorized by the 2001 AGM. The repurchases will start at the earliest on 28 March 2001.


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November 22, 2001


STORAENSO
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Stora Enso to dissolve Pulp Division

Stora Enso will dissolve its Pulp Division and transfer the pulp mills to other divisions. The non-integrated pulp mills will be reallocated as follows:
- Celbi and Skutskär mills will be included in the Fine Paper Division
- Norrsundet and Kemijärvi mills, and the 50% interest in the Sunila mill will be included in the Magazine Paper Division
- Enocell mill will be included in the Packaging Boards Division.

The restructuring of the Pulp Division will not affect the operation of the pulp mills. The pulp balance will remain intact. Pulp sales, which will report to the Fine Paper Division, will continue its activities as before.

A pulp Competence Centre will be established in the Packaging Boards Division. The Competence Centre will work closely with all Stora Enso pulp mills.

Implementation of the reorganization will be started immediately and completed by 1 September 2001.

Stora Enso will report its financial results by product area according to the new organization effective from the beginning of 2001. Recalculated historical figures (1999 and 2000) will be published on 10 April 2001 with a separate stock exchange release for investors and analysts that follow Stora Enso.

Negotiations with trade unions have started.

For further information, please contact:
Ingvar Petersson, Senior Executive Vice President, tel. +46 8 613 66 16 or +46 70 595 76 05


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November 22, 2001


STORAENSO
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Stora Enso shares subscribed under Stora Enso's North American option programme

A total of 964,201 new Stora Enso R shares had been subscribed by 28 February 2001 under the Stora Enso North American option programme, increasing the share capital by EUR 1,639,141.70. The new shares will be eligible for trading from 19 March 2001 and confer the right to the full dividend for the financial year that began on 1 January 2000.

Stora Enso Oyj's Extraordinary General Meeting of shareholders on 18 August 2000 authorized the board to grant these option rights in derogation of shareholders' pre-emptive rights to replace the Consolidated Papers, Inc. option programme for its personnel. As a result, rights under the Consolidated Papers, Inc. 1989 Stock Option Plan and 1998 Incentive Compensation Plan were converted into rights under the Stora Enso Option Programme.

Each option entitles the holder to subscribe for one Stora Enso Series R share with a counter value of EUR 1.70 at a subscription price of USD 4.85 – 8.03. The exercise period is 11 September 2000 to 14 June 2010, during which a maximum of 5,680,000 Stora Enso Series R shares may be subscribed, increasing the company's share capital by a maximum of EUR 9,656,000.

The shares subscribed have increased Stora Enso Oyj's share capital to EUR 1,578,449,093.90 and the total number of shares issued to 928,499,467, comprising 194,496,456 Series A shares and 734,003,011 Series R shares.

For further information, please contact:
Jyrki Kurkinen, Senior Vice President, Legal Affairs, tel. +358 2046 21217


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November 22, 2001


STORAENSO
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Stora Enso to increase SEK-benchmarks

Stora Enso Oyj has increased its two bond loans in Swedish kronor ("SEK-benchmarks"). The loans are being raised to fund some of Stora Enso's SEK requirement and to offer the holders of outstanding bonds and MTNs in Stora Enso Treasury Stockholm AB the opportunity to exchange their holdings for the more liquid SEK-benchmarks.

The payment date for the bonds is 20 March 2001 and the bonds have the following conditions:

Maturity 17 March 2003
Amount SEK 500,000,000
Coupon 5.25%
Yield 4.685%

Maturity 17 March 2006
Amount SEK 2,000,000,000
Coupon 6.25%
Yield 5.825%

After the increase the total outstanding under the 17 March 2003 loan is SEK 1,500,000,000 and SEK 4,000,000,000 under the 17 March 2006 loan. The loans are documented under Stora Enso's EuroMTN-programme. The objective is to generate a liquid market and greater interest in corporate bonds denominated in Swedish kronor, and to offer an alternative to liquid government and mortgage bonds.

The issuer, Stora Enso Oyj, may issue further tranches of the two loans at a later stage and add other maturities. The loans are arranged by Handelsbanken Trading, SEB Merchant Banking and Nordea Trading which also maintain a secondary market (Reuters pages SVENSKA01, 0#SESTO=SEBK and UNICRED30). The bonds will be listed on the OM Stockholm Exchange and the Luxembourg Exchange and they are deliverable through Euroclear.

Stora Enso has a rating of BBB+ from Standard & Poor's and Baa1 from Moody's Investors Service.

For further information please contact
Markus Rauramo, Vice President, Head of Funding, Stora Enso Financial Services S.A.,
Tel +32 2 627 7711 or
Peter Nordquist, Director of Funding, Stora Enso Financial Services S.A.,
Tel +32 2 627 7760


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November 22, 2001


STORAENSO
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Stora Enso to rebuild Summa paper machine no. 3 and thermomechanical pulping plant

Stora Enso is to rebuild newsprint paper machine no. 3 and the thermomechanical pulping plant at its Summa mill in Finland. The aim is to improve quality and increase the capacity of paper machine no. 3 by 15,000 tonnes to 220,000 tonnes per year. The capacity of the thermomechanical pulping plant will be increased to 260,000 tonnes per year. The project will cost altogether about EUR 20 million. The paper machine will be rebuilt in two stages in June and December 2001. Installation work at the thermomechanical pulping plant will be undertaken in October 2001 and trial runs will begin in January 2002.

For further information, please contact:
Juha Taavila, Summa Mill Manager, tel. +358 40 500 0421
Risto Leisti, Project Manager, tel. +358 40 554 5248


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November 22, 2001

01 NOV 29 AM 8:23



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Stora Enso's Board proposals to the Annual General Meeting

Stora Enso's Board has in its meeting today decided to propose the following to the Annual General Meeting to be held in Helsinki on 20 March 2001.

Matters pursuant to Article 14 of the Articles of Association.

A proposal by the Board of Directors to reduce the registered share capital of the company through the cancellation of shares in the company held by the same.

The share capital will be reduced by not more than 64,577,900 euro through the cancellation of not more than 10,446,000 Series A shares held by the company and not more than 27,541,000 Series R shares held by the company. The shares proposed to be cancelled have been repurchased by the company on the basis of its established scheme for the repurchase of its own shares.

A proposal by the Board of Directors to authorize the Board of Directors to repurchase shares in the company as follows:

According to the proposal the Board of Directors would be authorized to use the distributable equity of the company to repurchase shares in the company provided that the number of Series A shares and Series R shares to be repurchased shall be proportionate to the total number of issued and existing Series A and Series R shares and provided further that the number of repurchased Series A shares shall not be more than five (5) per cent of the total number of Series A shares in the company at the time of the AGM and the total number of repurchased Series R shares not more than five (5) per cent of the total number of Series R shares in the company at the time of the AGM. Finally, shares in the company will not be repurchased by the same if the repurchase would lead to the total book-value equivalent of the shares in the company held by the same or its subsidiaries, or of the voting power of such shares after the repurchase, exceeding five (5) per cent of the share capital of the company or the total voting power of all shares issued by the company and existing at the time. On the basis of the registered share capital of the company and the number of shares issued by the same on 7 February 2001, the authorization would entitle the company to repurchase approximately 9,700,000 Series A and approximately 36,600,000 Series R shares. The exact maximum number of the shares of each series that can be repurchased on the basis of the authorization will be determined by the AGM.

Shares cannot be repurchased by the company other than in public trading and at the price prevailing at the time of the repurchase in such public trading.

Shares can be repurchased for the purpose of developing the capital structure of the company, to be used in the financing of corporate acquisitions and other arrangements or for the purpose of being sold or otherwise transferred or cancelled. The cancellation of shares requires a separate resolution by a Shareholders' Meeting to reduce the share capital of the company.

The Board of Directors shall be authorized to decide on other terms and conditions relating to the repurchase of its own shares. The authorization shall be valid up to and including 19 March 2002.

A proposal by the Board of Directors to authorize the Board of Directors to dispose of shares in the company held by the same as follows:

According to the proposal the Board of Directors would be authorized to dispose of Series A and Series R shares in the company held by the same up to a maximum number of shares corresponding to the maximum numbers set forth under 3 above with respect to the authorization to repurchase the company's own shares.

It is proposed that the Board of Directors shall be authorized to decide to whom and in which manner the shares in the company shall be disposed of. The shares can be disposed of by derogation from the pre-emptive rights of the existing shareholders, as consideration in possible corporate acquisitions or other arrangements and can also be sold in public trading.

The Board of Directors shall be authorized to decide on the sales price or other consideration for the shares as well as on the basis for the determination of such consideration and the shares can be disposed of for other consideration than cash.

The Board of Directors shall be authorized to decide on all other terms and conditions of the disposal. The authorization shall be valid up to and including 19 March 2002.

A proposal by the Board of Directors concerning the sale of the shares in the company's joint book-entry securities account.

The Board of Directors proposes that the AGM resolves to exercise its right to sell the shares existing in its joint book-entry securities account in accordance with the provisions of the Finnish Companies' Act, Chapter 3a Section 3a.

Board Composition and Auditors

Shareholders representing more than 50 per cent of the votes in the company have confirmed that they will propose to the AGM that of the present members of the Board of Directors Josef Ackermann, Krister Ahlström, Claes Dahlbäck, Harald Einsmann, Björn Hägglund, Jukka Härmälä, George W. Mead, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg be re-elected to continue in their office until the end of the following AGM and, replacing Raimo Luoma who is to resign from office, Ilkka Niemi, B.Sc. (Econ.), be eleceted as a new member of the Board of Directors. The above shareholders further confirm that they will propose that the present auditors of the company, SVH Pricewaterhouse Coopers Oy and KPMG Wideri Oy Ab be re-elected to continue in their office until the end of the following AGM.

Dividend

The Board of Directors has decided to propose to the AGM the distribution by the company of a dividend for the year 2000 in an amount of 0.45 euro per share. The Board of Directors has determined that the dividend record date relative to the payment of dividends for the year 2000 is 23 March 2001. The Board of Directors proposes to the AGM that the dividend payment is effected by the company on 4 April 2001.

Additional information
Jyrki Kurkinen, General Legal Counsel, tel: +358 2046 21210
Johan Feldreich, Deputy Legal Counsel, tel: +46 23 78 00 00

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Stora Enso's year 2000 EPS at record EUR 1.32, up 48%

Sales for the year totalled EUR 13,017.0 million (EUR 10,635.7 million), up 22% on 1999. The acquisition of Consolidated Papers boosted sales by EUR 740.1 million from 1 September onwards. The operating profit before non-recurring items rose to EUR 1,925.6 million, which was 15% of sales and 49% up on the previous year. The profit before tax and minority interests before non-recurring items was EUR 1,653.3 million, up 59%. Earnings per share (basic) rose to EUR 1.32 (EUR 0.89) and cash earnings per share to EUR 2.61 (EUR 2.09), in both cases before non-recurring items.

The improvements are attributable to higher prices, increased delivery volumes, favourable trends in exchange rates and improved efficiency, which more than offset high recovered paper prices, the paper industry strike in Finland in April and lower delivery volumes in the autumn due to production curtailments.

Jukka Härmälä, CEO of Stora Enso, regards the full year results as good. He notes that there was a clear improvement in earnings per share and the financial targets for the year have been met in full. The return on capital employed (ROCE) was 16.8%, compared with the target of 13% over the cycle. The debt/equity ratio was well within the target at 0.59, despite the share buy backs and the Consolidated Papers acquisition. Capital expenditure amounted to EUR 769.3 million, less than the depreciation and consistent with the Group's objective that capital expenditure should not exceed depreciation.

The Stora Enso synergies totalled EUR 240 million, compared with the target of EUR 170 million for the year 2000. The savings achieved during the year through the productivity programme totalled EUR 75 million.

The last quarter operating profit was reasonably good at EUR 440.7 million, although 21% less than in the previous quarter, which had been Stora Enso's best ever. The decrease was caused by production curtailments of about 280,000 tonnes in pulp, paper and board due to the weaker markets and seasonal and investment stoppages.

Currently, the prospects look weaker for the full year 2001 than for the previous year owing to uncertainty, especially in coated fine paper and pulp. However, the market for publication papers should be stable because the balance between capacity and demand is better. Despite the economic slowdown in the USA and Asia, if GNP grows as forecast, underlying demand should still be healthy. Stora Enso intends to continue to control capacity utilization to adjust to market demand. Stora Enso believes that its market position and balance sheet are strong enough to withstand any turbulence and uncertainty in the market.

Dividend raised

The Board of Directors proposes to the Annual General Meeting on 20 March 2001 that the dividend be EUR 0.45 per share, a payout ratio of 34%.

I. STORA ENSO'S FINANCIAL RESULTS FOR 2000

II. MARKETS AND DELIVERIES

Demand for paper and board products increased during the first three quarters in Western European and US markets, but slowed down in the fourth quarter owing to destocking and softening of the US economy. During the fourth quarter Stora Enso took 280,000 tonnes of production downtime due to the weaker market situation especially in coated fine paper and pulp, seasonal and investment stoppages. Downtime taken in North America accounted for 95,000 tonnes of the curtailments.

Paper and board deliveries totalled 12,971,000 (11,995,000) tonnes. Deliveries of market pulp outside the Group amounted to 1,059,000 (1,251,000) tonnes, and pulp purchases from outside sources 782,000 (750,000) tonnes. Sawn timber deliveries were 4,880,000 (4,637,000) m^3.

III. SALES AND FINANCIAL RESULTS

Earnings per share (basic) were EUR 1.32 (EUR 0.89) and cash earnings per share EUR 2.61 (EUR 2.09), before non-recurring items in both cases. Earnings per share (basic) amounted to EUR 1.77 (EUR 0.98 last year). Cash earnings per share were EUR 3.16 (EUR 2.18).

EUR million	2000	1999	Change-%
Sales	**13,017.0**	**10,635.7**	**22.4**
Earnings before interest, depreciation and amortization (EBITDA) before non-recurring items	2,970.2	2,237.7	32.7
Operating profit before non-recurring items	**1,925.6**	**1,296.6**	**48.5**
Non-recurring items	445.7	103.0	
Operating profit	2,371.3	1,399.6	69.4
Share of profits in associated companies	20.6	9.7	
Financial net	-292.9	-266.6	
Profit before tax and minority interests	2,099.0	1,142.7	83.7
Tax	-650.3	-391.8	
Minority items	-13.7	-4.5	
Profit for the period	1,435.0	746.4	92.3

Sales for the year amounted to EUR 13,017.0 million (EUR 10,635.7 million), an increase of 22.4% compared with the previous year. The increase in sales is attributable to increased product prices and/or delivery volumes in all core product areas and in pulp. The acquisition of Consolidated Papers increased sales by EUR 740.1 million from 1 September 2000 onwards. The paper industry strike in Finland in the second quarter reduced the sales increase by EUR 100 million.

The earnings before interest, taxes, depreciation and goodwill amortization (EBITDA) before non-recurring items totalled EUR 2,970.2 million, or 22.8% of sales (EUR 2,237.7 million or 21.0%), an increase of 32.7% on the previous year.

The operating profit before non-recurring items was EUR 1,925.6 million, or 14.8% of sales (EUR 1,296.6 million or 12.2%), an increase of 48.5% on the previous year. The improvement due to higher sales prices and delivery volumes was partly offset by an increase in recovered paper prices and EUR 40 million lost from operating profit due to the paper industry strike in Finland in the second quarter.

All product areas except magazine, newsprint and forest operations reported higher operating profits than in 1999. Newsprint suffered from high recovered paper prices. Bad weather conditions increased procurement costs and decreased the operating profit in forest operations.

Strengthening of the US dollar, British pound and Swedish krona accounted for EUR 487 million of the sales growth compared with the previous year. The corresponding estimated currency effect on the operating profit was about EUR 189 million.

The operating profit for the year totalled EUR 2,371.3 million (EUR 1,399.6 million). Non-recurring items in this figure totalled EUR 445.7 million, the main items being capital gains of EUR 548.8 million from the sale of power assets outside mills and the Stockholm office, a surplus of EUR 34.0 million in the Swedish pension system (SPP), asset write-downs and closure costs of EUR 99.4 million at the Gruvön, Newton Kyme, Langerbrugge and Nymölla mills and a one-time increase in costs of EUR 36.0 million due to inventory fair valuation in the Consolidated Papers acquisition.

Depreciation and goodwill amortization totalled EUR 1,129.4 million (EUR 911.1 million). The acquisition of Consolidated Papers, increased depreciation by EUR 100.2 million, including EUR 31.6 million of increased depreciation due to fair valuation of property, plant and equipment. The increase in goodwill amortization due to the Consolidated Papers acquisition amounted to EUR 30.8 million (USD 28.4 million). Group depreciation and goodwill amortization for the year 2001 is forecast to be about EUR 1,400 million, including EUR 150 million related to goodwill.

The share of results of associated companies amounted to EUR 20.6 million (EUR 9.7 million), of which EUR 26.8 million was from the pulp mill Sunila Oy.

Net interest for the period was EUR 305.2 million, which is 5.9% of interest-bearing net liabilities and EUR 3.0 million more than for the previous year. Foreign exchange gains of EUR 5.9 million were allocated to the period. Dividend income was EUR 6.3 million.

Stora Enso's productivity programme has progressed according to plan. The part already implemented will have an annual impact on future operating profits of about EUR 100 million. An additional EUR 50 million of potential savings have been identified and the process of implementing them has started. In 2000 EUR 75 million was realized. This means that the initial target will be reached.

Stora Enso synergies amounted to EUR 240 million, the target for the year 2000 being EUR 170 million. Synergies were greatest in fine paper, packaging boards and magazine papers. The main synergy sources were streamlining of production, purchasing and logistics. As accrual of the synergies is well above reported estimates, the EUR 300 million final target will certainly be achieved. The company has decided to cease reporting on the Stora Enso synergies and the productivity programme.

Profit before taxes and minority interests amounted to EUR 2,099.0 million (EUR 1,142.7 million), an increase of EUR 956.3 million on the previous year. Profit before non-recurring items was EUR 1,653.3 million, up 59.0% on the same period of 1999. Taxes amounted to EUR 650.3 million (EUR 391.8 million), equivalent to a tax rate of 31.0% (34.3%). Minority interest on profits was EUR 13.7 million (EUR 4.5 million). The profit for the period was EUR 1,435.0 million (EUR 746.4 million).

Return on capital employed was 16.8% (12.1%) before non-recurring items. Capital employed was EUR 13,902.9 million at the end of the period, a net increase of EUR 2,961.6 million since the beginning of the year after the sale of power assets (EUR -1,232 million) and the acquisition of Consolidated Papers (EUR 5,063 million).

IV. FOURTH QUARTER RESULTS

The earnings per share for October to December were EUR 0.28 (EUR 0.37), down 24% on the previous quarter, and cash earnings per share were EUR 0.61 (EUR 0.67), before non-recurring items in both cases. The decline was due to market-related production curtailments.

EUR million	I/99	II/99	III/99	IV/99	I/00	II/00	III/00	**IV/00**
Sales	2,614.7	2,705.5	2,624.3	2,691.2	2,991.7	3,093.9	3,253.4	**3,678.0**
Operating profit*	277.0	296.7	335.9	387.4	485.6	439.0	560.3	**440.7**
% of sales*	10.6	11.0	12.8	14.4	16.2	14.2	17.2	**12.0**
Operating profit	301.5	296.7	335.9	465.5	509.6	993.9	537.2	**330.6**

* before non-recurring items

Sales for the quarter were EUR 3,678 million, an increase of 13.1% over the third quarter. The sales growth was attributable to EUR 543.7 million from the acquisition of Consolidated Papers, whereas decreased delivery volumes offset the growth by EUR 119.1 million.

Earnings before interest, taxes, depreciation and goodwill amortization (EBITDA) for the fourth quarter were EUR 748.9 million, before non-recurring items. This was 9.8% less than in the third quarter and 20.4% of the sales.

The operating profit for the fourth quarter was EUR 440.7 million before non-recurring items, 21.3% less than in the third quarter and 12.0% of sales. The operating profit was affected by production curtailments and adjustments due to accounting principles. The strong US dollar accounted for approximately EUR 29 million of the sales increase and an estimated EUR 6 million of the operating profit increase compared with the previous quarter. Interest costs of pension liabilities have been reclassified from interest costs to pension expenses to the extent of EUR 20 million. This amount refers to the full year. The non-recurring cost in the fourth quarter totalled EUR 110.1 million.

Profit before taxes and minority interests amounted to EUR 250.1 million (previous quarter EUR 500.5 million). The net interest cost totalled EUR 95.6 million and exchange rate differences EUR 7.5 million. The profit for the period was EUR 175.8 million (previous quarter EUR 334.6 million).

V. FINANCING

The cash flow from operations was EUR 2,818.0 million (EUR 1,988.0 million). The operating cash flow (cash flow from operations minus investing activities) amounted to EUR –1,800.9 million (EUR 1,415.9 million). The net effect of the sale of the power assets and the acquisition of Consolidated Papers on the operating cash flow was EUR –3,891.8 million.

At the end of the period interest-bearing net liabilities were EUR 5,182.7 million, up EUR 399.9 million compared with the end of 1999. The increase in interest-bearing net liabilities due to the acquisition of Consolidated Papers was EUR 3,320.9 million. Due to standardization of the Group's accounting principles, the Swedish and German pension liabilities have been reclassified from interest-bearing to operating liabilities. The amount adjusted was EUR 584.9 million at the end of the period. Unutilized credit facilities totalled EUR 1.8 billion at the end of the period.

The debt/equity ratio at 31 December 2000 was 0.59, compared with 0.78 at the end of 1999. Equity per share was EUR 9.41 (EUR 7.84 at the end of 1999).

Capital Structure	31 December	31 December
EUR million	2000	1999
Fixed assets	15,280.7	11,528.9
Working capital	1,276.2	1,087.9

Operating capital	**16.556.9**	**12,616.8**
Tax liabilities	-2,654.0	-1,675.5
Capital employed	**13,902.9**	**10,941.3**
Shareholders' equity	8,571.0	5,956.9
Minority interests	149.2	201.6
Interest-bearing net liabilities	5,182.7	4,782.8
Financing	**13,902.9**	**10,941.3**
Debt/equity ratio	0.59	0.78
Equity per share	9.41	7.84

Acquisition of Consolidated Papers, Inc.

On 22 February 2000, Stora Enso announced its intention to acquire Consolidated Papers, Inc., North America's leading producer of coated and supercalendered printing papers. The acquisition was completed on 31 August 2000.

The equity price of the company was EUR 4,046.3 million (USD 3,604.1 million). The excess of the purchase price over the estimated fair value of the acquired net assets was approximately EUR 1,916.1 million (USD 1,706.9 million).

Shares for which it was elected to receive stock in exchange were exchanged at the rate of 3.621 Stora Enso ADRs for each share of Consolidated Papers. Shares for which it was elected to receive cash in exchange were exchanged for a combination of cash and stock, with shareholders receiving cash for 53.61208% of their shareholding at the rate of USD 44 per share. The remainder of their shareholding was converted into Stora Enso ADRs at the rate of 3.621 Stora Enso ADRs for each share of Consolidated Papers. No fractional shares were issued. Shareholders received cash in lieu of fractional ADRs at the rate of USD 9.11 per ADR (EUR 10.26).

In total 167,367,577 new R shares were issued to exchange Consolidated Papers shares into Stora Enso shares. The subscription price was EUR 10.26 per share.

The forecast synergy benefits from the Consolidated Papers transaction published on 22 February were analysed in more detail during the autumn. However, the analysis did not result in any material change in the initial estimates of USD 90 million in 2001 and in total USD 110 million in 2002. In fact, under current weaker market circumstances it is more demanding to achieve the near term targets. The accrual of synergies will be reported for the first time together with the six months results at the end of July.

By the end of the year the target of USD 100 million for the profit improvement programme started by Consolidated Papers before the acquisition had been achieved. Reporting on this programme will cease.

Stora Enso North America consists of Consolidated Papers, the Port Hawkesbury mill in Canada and the sales company. Since its formation the reported sales of the new division amounted to EUR 901.6 million and the operating profit before non-recurring items and goodwill amortization to EUR 79.2 million.

VI. CAPITAL EXPENDITURE

Capital expenditure totalled EUR 769.3 million (EUR 740.2 million). The main investments were the rebuild of Imatra board machine no. 4 (EUR 30 million) to improve quality and profitability, the new fibre line at the Imatra mill (EUR 161 million) and modernization of sawmills in Sweden (EUR 14 million). During the third quarter it was decided to rebuild Oulu paper machine no. 6 and Uetersen paper machine no. 2 at a total cost of about EUR 100 million to improve efficiency and increase production. It was also decided to build a new plant producing mobile phone packaging in Budapest, Hungary, and expand production capacity in Finland. Total cost of these investments amounts to EUR 11 million. The capital expenditure in 2001 will be in line with the Group's policy not to exceed the level of depreciation.

VII. MAJOR CHANGES IN GROUP COMPOSITION

In January the Group acquired two merchants, Carl Emil A/S from Norway and Paperi-Dahlberg Oy from Finland.

On 22 February, Stora Enso announced that it was to acquire Consolidated Papers, Inc., North America's leading producer of coated and supercalendered printing papers. The acquisition was completed on 31 August 2000.

In March, the Group signed an agreement to acquire Huhtamäki Van Leer's tube plants in the Netherlands and Sweden.

On 5 June Stora Enso closed the deal with Fortum Corporation, Finland, concerning the sale of Stora Enso's power assets outside mills in Sweden and Finland. The total asset value of the deal was EUR 1,889.8 million. The profit on the sale was EUR 524.8 million before taxes and the related tax expense was EUR 110.4 million.

In June, Nordic Forest Development Holdings Pte Ltd, a subsidiary of Stora Enso, increased its holding in PT

Finnantara Intiga, a joint venture developing a pulpwood plantation in West Kalimantan, Indonesia, from 30% to 60% of the shares.

In June, Stora Enso's subsidiary Stora Enso Packaging and Huhtamäki Van Leer established a joint venture to sell and market packaging solutions to the mobile communications industry.

In July, Stora Enso set up a joint venture with Aracruz Celulose S.A. and Odebrecht S.A. to develop the Veracel pulp mill project in Brazil. The decision on whether to build the pulp mill is scheduled to be taken at the end of 2002. Stora Enso owns 45% of Veracel.

On 19 September Stora Enso signed a letter of intent to buy Tetra Pak's Forshaga packaging material production unit in Sweden to increase the company's plastic coating capacity. The transaction is expected to be completed by 30 June 2001.

In October, Stora Enso and AssiDomän reached an agreement in principle to form a new 50/50 owned company named Billerud AB from the paper mills Gruvön (Stora Enso) and Karlsborg and Skärblacka (AssiDomän). The new company started operations on 1 January 2001.

Research and Development (R&D)

The Group's research and development expenditure amounted to EUR 94.5 million (EUR 84.0 million), which is 0.7% of sales.The focus of R&D was on the development of new materials for food and beverage packages and products for the digital printing industry.

A. Personnel

The number of employees increased by 5,571 during the year to 44,624 at the year-end. The increase was mainly due to the 6,147 employees from Consolidated Papers. The sale of power assets reduced the number of employees by about 200 in Sweden. The average number of employees was 41,785, up 1,559 on the previous year.

B. Issues outstanding with competition authorities

The company has given its reply to a statement of objection from the European Commission in autumn 1999 related to newsprint producers' operations from 1989 to 1995. The Company is still waiting for the EU's response. No provision has been made in this respect.

There is pending a Statement of Objections issued by the European Commission against, inter alia, Stora Enso Oyj and the former Stora Carbonless Paper GmbH related to an alleged cartel with respect to carbonless paper during the period from January 1992 to March 1997. The 76% of Stora Carbonless Paper shares were sold at the end of 1998. Stora Enso has given its reply to the Commission. No provision has been made.

On 29 November the Finnish Competition Council imposed a FIM 10 million (EUR 1.7 million) fine on Stora Enso for breach of the Act on Competition Restrictions in respect of illegal collaboration between forest companies in wood trade follow-up meetings. This has been entered in the accounts and the matter is still pending at the Supreme Administrative Court in Finland.

C. Events occurring after the closing of the accounts

On 9 January 2001, Stora Enso announced that it intends to restructure its production capacity in its magazine and newsprint businesses. The target is to improve competitiveness by increasing the usage of recovered paper and utilizing the latest technology. The Group intends to build a 400,000 tonnes per year newsprint/SC paper machine in Langerbrugge, Belgium. At the same time it intends to shut down newsprint machine no. 1 in Summa, Finland (110,000 tonnes per year) and paper machine no. 2 producing SC paper in Langerbrugge (120,000 tonnes per year). These two machines will be shut down after the new machine is in operation. After the write-down of EUR 5.8 million entered for the fourth quarter of 2000, the remaining carrying value will be depreciated in their remaining useful lifetime before the machines are closed down.

The Nymölla mill will close down its off-line coater in order to improve machine specialization and profitability in February 2002 and focus its 400,000 tonnes of annual capacity on uncoated fine paper. Most of the write-down was already booked in 1998. An additional write-down of EUR 5 million is entered in the accounts for the fourth quarter of 2000.

These machine shutdowns in Summa and Nymölla will affect about 360 people, and any costs will be entered later.

D. Stora Enso shares

VIII. TRADING

Stora Enso's shares have been listed on the New York Stock Exchange since 13 September 2000 under ticker SEO. In New York the average number of shares traded per day from 13 September to the end of the year was 517,817, compared with 1,647,376 in Helsinki and 1,487,180 in Stockholm.

A. Share buy-back programme

At its meeting on 18 August the Board of Directors decided, as authorized by the Annual General Meeting on 21 March 2000, to repurchase up to 10,446,000 A and up to 27,541,000 R shares in the Company. By the end of 2000 Stora Enso had purchased 318,000 of its A shares and 16,301,300 of its R shares, which are 3.04% and 59.19% of the respective targets. The average price paid for each A share was EUR 10.83 and for each R share EUR 10.45. The total cost was EUR 173.7 million. By 23 January 382,100 A shares had been repurchased (average price EUR 10.74), and 20.687.500 R shares (average price EUR 10.67), which are 3.66 % and 75.12 % of the respective targets.

Number of shares outstanding	**Series A**	**Series R**	**Total**
Number of shares, 31 Dec. 1999	208 951 188	550 658 501	759 609 689
New R shares subscribed, 26 Jan. 2001		246 000	246 000
Share issue (Consolidated Papers, Inc.), 11 Sep. 2000		167 367 577	167 367 577
Conversion of A shares to R shares, 16-27 Oct. 2000	-14 454 732	14 454 732	-
Number of shares entered in the trade register, 31 Dec. 2000	**194 496 456**	**732 726 810**	**927 223 266**
Shares repurchased, 31 Dec. 2000	-318 000	-16 301 300	-16 619 300
Number of shares outstanding, 31 Dec. 2000	*194 178 456*	*716 425 510*	*910 603 966*
New R shares subscribed, 5 Jan. 2001		312 000	312 000
Number of shares entered in the trade register, 5 Jan. 2001	**194 496 456**	**733 038 810**	**927 535 266**
New R shares subscribable against bonds with warrants		2 412 000	2 412 000
New R shares in form of ADRs subscribable against SENA option programme		5 679 625	5 679 625
R shares owned by Stora Enso's subsidiary, Merivienti Oy		-5 591	-5 591

B. Outlook for 2001

Currently, the prospects look weaker for the full year 2001 than the previous year owing to uncertainty, especially in coated fine paper and pulp. The p<>ackaging board market is also expected to be slightly weaker. Paperboard grades such as raw material for corrugated boards might be affected during the months to come. The sawn timber market will be difficult in the first half of 2001 and influenced by destocking.

However, we expect our main market, Europe, to remain fairly well balanced. Publication papers still enjoy a stable market due to a better balance between capacity and demand. Despite the economic slowdown in the USA and Asia, if GNP grows as forecast, underlying demand should still be healthy. Stora Enso intends to continue to control capacity utilization to adjust to the market demand. We believe that Stora Enso's market position and balance sheet are strong enough to withstand any turbulence and uncertainty in the market.

C. Proposed distribution of profit

The Board of Directors will propose to the Annual General Meeting of Shareholders that a dividend of EUR 0.45 per share be paid for the fiscal year ending 31 December 2000. If the proposal is approved, the dividend will be paid on 4 April to shareholders entered on the record date for the dividend, 23 March, in the register of shareholders maintained by the Finnish Central Securities Depository Ltd, Swedish VPC or US Citibank.

Annual General Meeting

The Annual General Meeting will be held on Tuesday 20 March 2001 beginning at 4.00 p.m. (local time) at the Marina Congress Center, Helsinki, Finland.

PRODUCT AREAS (IV quarter reporting)

Magazine paper

	I/00	(1) II/00	III/00	IV/00	2000	1999
Sales	500.0	531.0	675.6	891.8	2,598.4	1,950.4
Operating profit	72.5	67.6	109.5	55.8	305.4	308.8
% of sales	14.5	12.7	16.2	6.3	11.8	15.8
ROOC, %*	14.9	13.9	19.6	6.5	12.8	16.3
Deliveries, 1000 t	676	707	838	1,048	3,269	2,756

** ROOC = 100% x Operating profit/Operating capital*

Sales were up to EUR 891.8 million, of which EUR 303.6 million was due to Consolidated Papers. The operating profit was EUR 55.8 million, down 49% on the previous quarter. The performance was affected by major accounting adjustments and 70.000 tonnes of downtime. 45,000 tonnes was taken in North America due to weaker market situation and seasonal stoppages. European downtime of 25,000 tonnes was due to seasonal stoppages.

The business climate in Europe and North America has remained favourable. During the fourth quarter demand in Europe and North America remained good and the prices were stable. Inventories have decreased during the fourth quarter and are similar to levels at the end of the previous year.

The market environment is expected to remain stable, but growth will be slower than in 2000. Price rises of up to 8% for SC and LWC paper have been announced effective from the beginning of the year.

Newsprint

	I/00	(2) II/00	III/00	IV/00	2000	1999
Sales	416.0	417.0	449.6	484.1	1,766.7	1,641.8
Operating profit	62.6	43.2	80.8	81.7	268.3	306.4
% of sales	15.0	10.4	18.0	16.9	15.2	18.7
ROOC, %*	18.1	12.7	24.1	25.2	19.9	21.7
Deliveries, 1000 t	759	747	789	840	3,134	3,122

** ROOC = 100% x Operating profit/Operating capital*

Compared with the previous quarter, sales increased by 8% to EUR 484.1 million and operating profit was at the previous quarter level at EUR 81.7 million.

The European and North American newsprint markets were characterized by strong demand and stable prices. Producers' inventories have fallen to very low levels.

Annual contracts for 2001 were agreed at prices substantially higher than in the previous year. The good supply and demand balance is expected to persist. In January 2001 Stora Enso announced that it will build a 400,000 tonnes per year newsprint/SC paper machine utilizing recovered paper as raw material in Langerbrugge, Belgium, and shut down permanently two paper machines with a combined capacity of about 230,000 tonnes per year in Langerbrugge (SC paper) and Summa, Finland (newsprint).

Fine paper

EUR million	I/00	(3) II/00	III/00	IV/00	2000	1999
Sales	637.6	636.7	760.2	937.6	2,972.1	2,163.2
Operating profit	104.6	89.5	136.2	132.0	462.3	202.6
% of sales	16.4	14.1	17.9	14.1	15.6	9.4
ROOC, %*	18.6	16.0	20.9	12.5	16.4	9.2
Deliveries, 1000 t	771	720	793	867	3,151	2,912

* *ROOC = 100% x Operating profit/Operating capital*

Sales amounted to EUR 937.6 million, 23% more than in the previous quarter, mainly due to the Consolidated Papers acquisition. The operating profit was down to EUR 132.0 million due to production curtailments of 110,000 tonnes, of which 60,000 tonnes was in Europe.

The coated fine paper market suffered from oversupply caused by destocking. Markets were weak, especially in Asia. The North American market balance was destabilized by cheap Asian imports. Demand for uncoated fine paper levelled off to normal after the very strong demand earlier in the year. Uncoated fine paper prices were increased by 5-6 % in October. Inventories in the total supply chain are approaching normal levels in Europe, but they are still somewhat high in North America.

The coated fine paper market is expected to remain weak during the first months of the year. The uncoated market should remain strong because in Europe some uncoated fine paper capacity will be upgraded to coated fine paper.

Packaging boards

(4)

EUR million	I/00	II/00	III/00	IV/00	2000	1999
Sales	661.8	686.1	682.1	686.0	2,716.0	2,341.5
Operating profit	82.4	52.7	79.8	51.9	266.8	194.3
% of sales	12.5	7.7	11.7	7.6	9.8	8.3
ROOC, %*	13.4	8.5	12.6	8.3	10.7	8.4
Deliveries, 1000 t	876	855	848	838	3,417	3,196

* *ROOC = 100% x Operating profit/Operating capital*

Sales were at previous quarter level at EUR 686.0 million. The operating profit was EUR 51.9 million, down 35% due to down time of 60,000 tonnes caused by seasonal and investment stoppages.

The market for liquid packaging boards was stable, but prices were low. Demand and prices for cartonboard strengthened. Demand for corrugated board weakened somewhat in Sweden but remained good in Finland, Russia and the Baltic States. Demand for containerboard and kraft paper continued to be sound, but the market for coreboard was affected slightly by lower raw material prices. Demand and prices for laminating papers were good.

The market is expected to be slightly weaker in 2001.

Timber

(5)

EUR million	I/00	II/00	III/00	IV/00	2000	1999
Sales	298.1	334.8	293.7	315.5	1,242.1	1,140.0
Operating profit	23.8	21.7	16.5	11.3	73.3	43.5
% of sales	8.0	6.5	5.6	3.6	5.9	3.8
ROOC, %*	24.6	22.1	16.5	11.5	18.6	12.2
Deliveries, 1000 m^3	1,159	1,290	1,120	1,312	4,880	4,637

* *ROOC = 100% x Operating profit/Operating capital*

Compared with the previous quarter, sales increased by 7% to EUR 315.5 million and the operating profit was EUR 11.3 million, down 32%, depressed by lower volumes. The low log supply in Scandinavia resulted in production difficulties in the last quarter.

Demand in the market flattened out, being affected by oversupply in the last quarter of 2000 in Europe, starting in the Nordic countries and Russia. The situation is better in overseas markets, especially Japan, but prices are under pressure even there. Sawn timber prices have declined steadily since the summer. Producers' inventories have increased.

Worldwide demand for wood products is forecast to remain flat. The oversupply in the market is expected to persist through the first half of 2001.

Pulp

(6)

EUR million	I/00	II/00	III/00	IV/00	2000	1999
Sales	330.7	342.6	366.7	347.7	1,387.7	957.8
Operating profit	106.3	118.0	147.7	135.7	507.7	98.3
% of sales	32.1	34.4	40.3	39.0	36.6	10.3

ROOC, %*	37.0	41.3		53.6	49.7	45.3	8.7
Deliveries, 1000 t	548	509		501	456	2,014	2,001

** ROOC = 100% x Operating profit/Operating capital*

Sales were EUR 347.7 million, down 5% and the operating profit was EUR 135.7 million, down 8% due to 40,000 tonnes of downtime during the period.

As shipments to paper mills were lower, Norscan inventories rose, reaching 1.7 million tonnes at the year-end. Pulp prices in US dollars have remained stable. The January list price for long-fibre pulp was USD 710 per tonne, and for the short fibre pulp EUR 720 per tonne.

In 2001, pulp shipments are expected to remain below average until the fine paper markets recover. Till then, production will be adjusted to market demand.

Merchants

Sales rose by 8% to EUR 230.9 million and the operating profit was EUR 2 million. E-business project costs have reduced the operating profit by EUR 5.5 million.

The markets are expected to remain weak in the early part of 2001.

Forest

Sales rose to EUR 490.7 million, mainly as a result of high wood demand and structural changes in Sweden. The operating profit rose by 23% to EUR 29.0 million, mainly due to IAS adjustment for forest asset value.

The wood market was affected by difficult weather conditions in Finland and Sweden that increased production costs. Market prices for wood have remained stable. Deliveries to the mills in the Nordic countries totalled 10.1 million m^3 (solid wood under bark), 11% more than in the previous quarter. Deliveries of imported wood decreased by 19% to 2.1 million m^3. Felling in the Group's forests totalled 1.7 million m^3, up 66% on the previous quarter.

Key Ratios	I/99	II/99	III/99	IV/99	I/00	II/00	III/00	IV/00	2000	1999
Earnings per share (EPS), EUR	0.20	0.18	0.22	0.38	0.38	0.83	0.36	0.19	1.77	0.98
before non-rec. items, EUR	0.18	0.18	0.22	0.32	0.36	0.26	0.37	0.28	1.32	0.89
Cash earnings per share (CEPS), EUR	0.51	0.48	0.52	0.68	0.69	1.14	0.66	0.62	3.16	2.18
before non-rec. items, EUR	0.48	0.48	0.52	0.61	0.67	0.57	0.67	0.61	2.61	2.09
Return on capital employed (ROCE), %	10.7	10.2	11.5	16.1	17.7	36.5	20.7	9.3	20.7	13.1
before non-recurring items, %	9.8	10.2	11.5	13.4	16.9	16.1	21.6	12.4	16.8	12.1
Return on equity (ROE), %	11.5	9.9	11.9	19.5	19.4	38.9	18.1	8.0	19.5	12.8
Debt/equity ratio	0.93	0.93	0.86	0.78	0.72	0.40	0.65	0.59	0.59	0.78
Equity per share, EUR	6.9	7.2	7.4	7.8	8.0	8.7	9.5	9.4	9.4	7.8
Equity ratio, %	34.0	35.6	36.1	38.4	38.4	43.0	39.6	40.9	40.9	38.4
Operating profit, % of sales	11.7	11.5	12.8	17.5	17.2	32.1	16.4	9.0	18.2	13.2
Operating profit before non-recur. items, % of sales	10.6	11.0	12.8	14.6	16.4	14.1	17.1	12.0	14.8	12.3
Capital expenditure, EUR million	193	154	171	222	134	162	207	266	769	740
Capital expenditure, % of sales	7.4	5.7	6.5	8.2	4.5	5.2	6.4	7.2	5.9	7.0
Capital employed, EUR million	10,581	10,911	10,843	10,941	10,792	9,499	14,644	13,903	13,903	10,94
Interest-bearing net liabilities, EUR million	5,094	5,245	5,015	4,783	4,515	2,711	5,759	5,183	5,183	4,783
Average number of employees					39,029	41,157	42,978	43,975	41,785	40,22

Average number of shares outstanding

	I /00	**II /00**	**III /00**	**IV /00**
Cumulative	759,781,765	759,816,120	777,451,712	812,040,498
Cumulative, diluted	760,860,194	760,759,758	778,738,529	813,488,799
Periodic	759,781,765	759,850,098	812,147,821	914,678,961

D. Number of shares outstanding

	I /00	**II /00**	**III /00**	**IV /00**

Series A	208,951,188	208,951,188	208,849,488	208,633,188
Series R	550,898,910	550,898,910	713,034,987	701,965,187
Total	759,850,098	759,850,098	921,884,475	910,598,375

Number of shares issued

	I /00	II /00	III /00	IV /00
Series A	208,951,188	208,951,188	208,951,188	194,496,456
Series R	550,904,501	550,904,501	718,272,078	732,726,810
Total	759,855,689	759,855,689	927,223,266	927,223,266

ACCOUNTING PRINCIPLES

This interim report is in compliance with IAS 34 Interim Financial Reporting.

The accounting policies and methods of computation used in this interim report are the same as used in the last annual report, except that the Group adopted IAS 38, Intangible Assets, and IAS 22 (revised), Business Combinations as of 1 January 2000, and except for the cost of timber harvested method, for which all the previous periods have been restated.

IAS 38 requires that an intangible asset should be recognized if, and only if, it is probable that future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be measured reliably. In addition, IAS 38 requires expenditure on advertising, training, start-up, and research and development activities to be expensed as incurred. The adoption of IAS 38 did not have a material impact on the consolidated financial statements.

The adoption of IAS 22 (revised), which addresses the recognition of identified assets and liabilities in an acquisition, the determination of the fair values of assets acquired and liabilities assumed, and the treatment of goodwill, did not have a material impact on the consolidated financial statements.

As a consequence of the merger with Consolidated Papers, Stora Enso harmonized its forest accounting policies in the third quarter of the fiscal year 2000. The comparative figures for the fourth quarter and year-end have been restated in accordance with the benchmark treatment of IAS 8, *Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policy*, to reflect the effect of this change. The effect was reductions of EUR 4.3 million, EUR 8.0 million, EUR 3.2 million and EUR 6.0 million in the profit after tax for the fourth quarter 2000, year 2000, fourth quarter 1999 and year 1999, respectively. Opening retained earnings for 1999 have been increased by EUR 6.4 million, which is the amount of the adjustment relating to periods prior to 1999.

Under the new forest accounting policy, timber and timberlands are recorded at cost, and reforestation cost is capitalized, less depletion for the cost of timber harvested. Depletion is computed by the units-of-production method. Previously, forest assets were stated at historical acquisition cost. For forest holdings outside Finland and Sweden, reforestation costs, arising from the planting and care of fast-growing forest holdings, were included. Reforestation costs related to the forest holdings in Finland and Sweden were expensed as incurred.

This report is unaudited

Key exchange rates for the euro

	Closing rate		**Average rate**	
One euro is	**30 Dec. 2000**	**31 Dec. 1999**	**30 Dec. 2000**	**31 Dec. 1999**
SEK	8.8313	8.5625	8.4416	8.8040
USD	0.9305	1.0046	0.9242	1.0668
GBP	0.6241	0.6217	0.6088	0.6595
CAD	1.3965	1.4608	1.3711	1.5850

Condensed consolidated income statement (IAS)	**2000**	1999
EUR million		restated
Sales	13,017.0	10,635.7
Expenses and other operating income	-7,520.6	-6,570.7
Personnel expenses	-1,995.7	-1,754.3
Depreciation, amortization and impairment charges	-1,129.4	-911.1
Operating profit	2,371.3	1,399.6
Share of results in associated companies	20.6	9.7
Net financial items	-292.9	-266.6
Profit before tax and minority interests	2,099.0	1,142.7
Income tax expense	-650.3	-391.8

Profit after tax	1,448.7	750.9
Minority interests	-13.7	-4.5
Profit for the period	1,435.0	746.4
Key ratios		
Earnings per share (basic), EUR	1.77	0.98
Diluted earnings per share, EUR	1.76	0.98

The figures for 2000 are unaudited

The income statements for the fourth quarter 1999 and year 1999 have been restated to take account of the adoption of the new forest accounting policy.

Adjustments:
1-12/1999: EUR -8.8 million operating profit, tax EUR 2.8 million, total EUR –6.0 million

10-12/1999: EUR -4.9 million operating profit, tax EUR 1.7 million, total EUR –3.2 million

1-12/2000: EUR –11.2 million operating profit, tax EUR 3.2 million, total EUR –8.0 million

10-12/2000: EUR –6.0 million operating profit, tax EUR 1.7 million, total EUR –4.3 million

Condensed consolidated cash flow statement (IAS)

EUR million	a. Full year 2000	Full year 1999
Cash flow from operating activities		
Operating profit	2,371.3	1,399.6
Adjustments	522.6	806.4
Change in net working capital, net of businesses acquired or sold	-75.9	-218.0
Cash flow generated by operations	**2,818.0**	**1,988.0**
Net financial items	-285.9	-225.3
Income taxes paid	-553.3	-310.9
Net cash provided by operating activities	**1,978.8**	**1,451.8**
Acquisitions	-4,559.1	-103.9
Proceeds from sale of fixed assets or shares	720.8	242.6
Capital expenditure	-769.3	-729.1
Proceeds from the long-term receivables, net	-11.3	18.3
Net cash used in investing activities	**-4,618.9**	**-572.1**
Change in long-term liabilities	2,074.2	-613.6
Change in short-term borrowings	-744.8	35.2
Dividends paid	-303.9	-268.8
Proceeds from issuance of share capital	1,717.2	2.0
Cash flow from financing activities	**2,742.7**	**-845.2**
Net increase in cash and cash equivalents	**102.6**	**34.5**
Translation differences on cash holdings	-0.4	12.7
Cash and bank at the beginning of period	642.2	595.0
Cash and cash equivalentsat end of period	**744.4**	**642.2**

* *The figures for 2000 are unaudited.*

(IAS) Condensed statement of changes in shareholder's equity

EUR million	Share capital	Share issue premium	Treasury shares	Cumulative translation adjustment	Retained earnings	Total
Balance at 31 Dec. 1998	1,277.5	377.7		-188.0	3,826.3	5,293.5
Effect of adopting IAS 19 (revised)					-27.2	-27.2
Change in accounting policy with respect to forest					6.4	6.4

accounting (net of deferred tax)						
Balance at 31 Dec. 1998, restated	1,277.5	377.7		-188.0	3,805.5	5,272.7
Warrants exercised	0.1	1.9				2.0
Dividends paid (EUR 0.35 per share)					-268.3	-268.3
Net profit for the period					746.4	746.4
Translation adjustment				203.7		203.7
Balance at 31 Dec. 1999	1,277.6	379.6		15.7	4,283.6	5,956.5
Balance at 31 Dec. 1999, as previously reported	1,277.6	379.6		12.7	4,283.3	5,953.2
Change in accounting policy with respect to forest accounting (net of deferred tax)				3.0	0.3	3.3
Balance at 31 Dec. 1999, restated	1,277.6	379.6		15.7	4,283.6	5,956.5
Dividends paid (EUR 0.40 per share)					-303.9	-303.9
To be placed at the disposal of the Board of Directors					-1.0	-1.0
Share issue	0.4	-0.4				0.0
Share issue (Consolidated)	284.5	1,432.7				1,717.2
Conversion of share capital from FIM to EUR	13.8	-13.8				0.0
Acquisition of Stora Enso Oyj shares			-173.7			-173.7
Options issued (Consolidated)		25.1			0.9	26.0
Net profit for the period					1,435.0	1,435.0
Translation adjustment				-85.3		-85.3
Balance at 31 Dec. 2000	1,576.3	1,823.2	-173.7	-69.6	5,414.6	8,570.8

Commitments and contingent liabilities

EUR million	b. 31 Dec. 2000	31 Dec. 1999
On own behalf		
Pledges given	38.9	64.6
Mortgages	400.8	649.0
On behalf of associated companies		
Mortgages	1.0	1.0
Guarantees	14.5	11.6
On behalf of others		
Pledges given	0.4	2.5
Guarantees	102.8	198.9
Other commitments, own		
Leasing commitments, in next 12 months	30.3	24.2
Leasing commitments, after next 12 months	106.9	92.6
Pension liabilities	2.9	3.4
Other contingencies	87.2	45.5
Total		
Pledges given	39.3	67.1
Mortgages	401.8	650.0
Guarantees	117.3	210.5
Leasing commitments	137.2	116.8
Pension liabilities	2.9	3.4
Other contingencies	87.2	45.5
Total	785.7	1,093.3

Risk management contracts

EUR million	c. 31 Dec. 2000	31 Dec. 1999
Current value		
Interest rate derivatives	16.7	5.0
Foreign exchange derivatives	113.8	77.0
Commodity derivatives	5.0	
Nominal value		
Interest rate derivatives	737.5	2,493.6
Foreign exchange derivatives	4,801.9	3,365.7
Commodity derivatives	175.9	

E. Condensed consolidated balance sheet

Assets, EUR million		31 Dec. 2000	31 Dec. 1999
Fixed assets and other long-term investments			
Property, plant and equipment, intangible assets and goodwill	O	15,103.4	11,248.4
Investment in other companies	O	177.2	280.4
Investment in associated companies	I	213.6	165.5
Investments	I	132.3	49.3
Non-current loan receivables	I	677.5	66.8
Deferred tax assets	T	11.7	5.9
Other non-current assets	O	63.3	88.6
Fixed assets and other long-term investments		**16,379.0**	**11,904.9**
Current assets			
Inventories	O	1,589.5	1,265.6
Tax receivables	T	153.0	71.9
Short-term receivables	O	2,360.7	2,090.5
Current portion of loan receivables	I	96.2	63.0
Cash and cash equivalents	I	744.4	642.2
		4,943.8	**4,133.2**
Total assets		**21,322.8**	**16,038.1**

F. Shareholders' equity and liabilities

EUR million			a. 31 Dec. 2000	31 Dec. 1999
Shareholders' equity			**8,570.8**	**5,956.5**
Minority interests			149.4	202.0
Long-term liabilities				
Pension provisions		O	776.1	575.5
Deferred tax liabilities		T	2,247.5	1,489.7
Other provisions		O	170.7	186.5
Long-term debt		I	5,517.0	3,846.2
	a) Other long-term liabilities	O	92.6	87.0
			8,803.9	**6,184.9**
Current liabilities				
Interest-bearing liabilities		I	1,338.5	1,923.3
Tax liabilities		T	571.2	263.6

Other current liabilities	O	1,889.0	1,507.8
(b) Total minority interests and liabilities		**12,752.0**	**10,081.6**
Total shareholders' equity and liabilities		**21,322.8**	**16,038.1**

Items designated with "O" are included in the operating capital.

Items designated with "I" are included in interest-bearing net liabilities.

Items designated with "T" are included in the tax liability.

PRODUCT AREA INFORMATION

G. Sales,

EUR million	I/ 99	II/ 99	III/ 99	IV/ 99	I/ 00	II/ 00	III/00	IV/00	**2000**	1999
Magazine paper	436.5	482.0	493.6	538.3	500.0	531.0	675.6	891.8	2,598.4	1,950.4
Newsprint	410.6	389.1	410.5	431.6	416.0	417.0	449.6	484.1	1,766.7	1,641.8
Fine paper	525.8	518.5	522.5	596.4	637.6	636.7	760.2	937.6	2,972.1	2,163.2
Packaging boards	564.8	595.4	576.9	604.4	661.8	686.1	682.1	686.0	2,716.0	2,341.5
Merchants	205.7	192.8	181.7	207.0	225.4	221.4	212.9	230.9	890.6	787.2
Timber products	247.8	306.3	294.6	291.3	298.1	334.8	293.7	315.5	1,242.1	1,140.0
Market pulp	208.3	223.8	253.2	272.5	330.7	342.6	366.7	347.7	1,387.7	957.8
Forest	423.1	407.3	372.7	427.2	508.1	452.2	426.4	490.7	1,877.4	1,630.3
Other companies and internal sales	-466.7	-429.5	-497.0	-708.6	-612.7	-540.9	-613.8	-706.3	-2,473.7	-2,101.8
Continuing operations total	2,555.9	2,685.7	2,608.7	2,660.1	2,965.0	3,080.9	3,253.4	3,678.0	12,977.3	10,510.4
Divest.paper units	24.7									24.7
Disc.operations, Energy	69.6	46.0	44.4	68.0	46.4	23.9			70.3	228.0
Internal sales, Energy	-35.5	-26.2	-28.8	-36.9	-19.7	-10.9			-30.6	-127.4
Total	2,614.7	2,705.5	2,624.3	2,691.2	2,991.7	3,093.9	3,253.4	3,678.0	13,017.0	10,635.7

br>

Operating profit € million	I/ 99	II/ 99	III/ 99	IV/ 99	I/ 00	II/ 00	III/ 00	IV/00	**2000**	1999
Magazine paper	59.3	73.4	78.6	76.3	67.2	62.5	99.4	34.9	264.0	287.6
-Excluding goodwill and *non-recurring items*	64,6	78.7	83.9	81.5	72.5	67.6	109.5	55.8	305.4	308.8
Newsprint	73.6	62.0	86.6	76.9	61.0	43.2	79.2	80.1	263.5	299.1
-Excluding goodwill and *non-recurring items*	75.4	63.8	88.4	78.7	62.6	43.2	80.8	81.7	268.3	306.4
Fine paper	41.4	40.1	45.5	77.3	102.6	90.8	110.6	99.8	403.8	204.3
-Excluding goodwill and *non-recurring items*	43.6	42.3	47.7	69.0	104.6	89.5	136.2	132.0	462.3	202.6
Packaging boards	46.8	42.5	54.7	49.1	81.0	56.8	78.4	-38.5	177.7	193.1
-Excluding goodwill and *non-recurring items*	48.2	43.9	56.1	46.1	82.4	52.7	79.8	51.9	266.8	194.3
Merchants	0.5	-1.3	0.2	1.1	4.1	2.8	0.3	1.1	8.3	0.5
-Excluding goodwill and *non-recurring items*	1.4	-0.4	1.1	2.0	5.0	2.4	0.5	2.0	9.9	4.1
Timber products	4.4	13.8	9.8	13.0	22.4	21.7	15.1	9.9	69.1	41.0
-Excluding goodwill and *non-recurring items*	5.8	15.2	11.2	11.4	23.8	21.7	16.5	11.3	73.3	43.5
Market pulp	-4.1	12.5	36.8	60.9	105.7	119.4	146.3	134.7	506.1	106.1
-Excluding goodwill and *non-recurring items*	-3.3	13.3	37.6	50.6	106.3	118.0	147.7	135.7	507.7	98.3
Forest	22.3	36.3	32.8	40.9	28.2	36.7	26.5	27.3	118.7	132.3
-Excluding goodwill and	22.3	36.3	32.8	40.9	28.2	34.5	23.6	29.0	115.3	132.3

non-recurring items										
Other	3.1	-1.4	-23.4	-5.7	10.5	9.4	-18.6	-18.7	-17.4	-27.4
Continuing operations total	247.3	277.9	321.6	389.8	482.7	443.3	537.2	330.6	1,793.8	1,236.6
Divested paper units	22.9									22.9
Discont. operations, Energy	31.3	18.8	14.3	75.7	26.9	550.6			577.5	140.1
Operating profit total	**301.5**	**296.7**	**335.9**	**465.5**	**509.6**	**993.9**	**537.2**	**330.6**	**2,371.3**	**1,399.6**
Associated companies	0.4	3.0	-1.2	7.5	5.8	4.4	2.7	7.7	20.6	9.7
Financial items	-72.8	-74.0	-83.0	-36.9	-68.8	-96.5	-39.4	-88.2	-292.9	-266.6
Profit before taxes and minority interests	**229.1**	**225.7**	**251.7**	**436.1**	**446.6**	**901.8**	**500.5**	**250.1**	**2,099.0**	**1,142.7**
Income tax expense	-73.5	-87.0	-82.8	-148.4	-148.5	-266.9	-161.9	-73.1	-650.3	-391.8
Profit after taxes	**155.6**	**138.7**	**168.9**	**287.7**	**298.1**	**634.9**	**338.6**	**177.0**	**1,448.7**	**750.9**
Minority interests	-2.6	-2.8	-2.3	3.2	-7.4	-1.0	-4.1	-1.2	-13.7	-4.5
Profit for the period	**153.0**	**135.9**	**166.6**	**290.9**	**290.7**	**633.9**	**334.5**	**175.9**	**1,435.0**	**746.4**

www.storaenso.com

www.storaenso.com/investors

Stora Enso's Annual Report for the year 2000 will be published in week 10 (the first full week in March).

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by "believes", "expects", "anticipates", "foresees", or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group's targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group's patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group's products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group's principal geographic markets or fluctuations in exchange and interest rates.

November 22, 2001


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Stora Enso, UPM-Kymmene and Tampere University of Technology to cooperate on research and development

Stora Enso, UPM-Kymmene and the Tampere University of Technology Paper Converting Institute have signed a research and development agreement with the aim of developing barrier-coated and barrier-laminated products and packaging made from paper and board, and improving the recyclability of materials. The barrier-coated and barrier-laminated products will be fibre-based. Barrier-coated products are manufactured by pressing molten plastic film on paper or board. Stora Enso's products are used especially as raw materials for liquid packaging and paper cups. As regards board products, UPM-Kymmene Walki Wisa specializes in raw materials for packaging frozen goods, animal feeds and technochemicals. Paper-based materials are manufactured for flexible packaging and use as industrial wrapping paper, especially for packaging paper rolls and sheets.

Various research projects benefiting from the expertise of all the participants will be conducted under this agreement, and the research results will be utilized in the research and development work of all participants. It is intended to invite further collaboration from, for example, other universities and engineering experts.

"This agreement will help us to meet the challenges of improving the performance of packaging, developing new types of packaging, innovating logistical solutions and environmental issues," says Yrjö Aho, Vice President, Stora Enso Special Food Packaging.

"One of the most important prerequisites of success is comprehensive research and development. The aim of this agreement is to enhance the future position of paper and board based materials in packaging," adds Ilkka Lumme, Vice President, UPM-Kymmene Walki Wisa.

"The agreement will strengthen the relationship between the Tampere University of Technology Paper Converting Institute and the companies involved - we have already been working with each of them for a long time on various research projects. The agreement creates a framework for proceeding with further projects. As regards personnel, we shall have sufficient resources of expertise to ensure high quality research and follow-on development in the institute," concludes Professor Antti Savolainen.

For further information, please contact:
Yrjö Aho, Vice President, Stora Enso, Special Food Packaging, tel. +358 40 501 6982
Ilkka Lumme, Vice President, UPM-Kymmene, Walki Wisa, tel. +358 204 16 3000
Professor Antti Savolainen, Tampere University of Technology, tel. +358 3 365 2561


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November 22, 2001


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Stora Enso Timber investing in heat treatment of wood

Stora Enso Timber is to begin production of Thermowood heat-treated wood at its Kotka sawmill in August 2001. The capacity of the new plant will initially be 20,000 m3 per year. This project, which follows nearly four years of trials, will be Stora Enso Timber's first investment in heat treatment of wood. The initial investment will be about EUR 2.4 million. The raw material for the plant will be spruce sawn timber with sound knots and as uniform properties as possible.

Construction of the heat treatment plant at the Kotka sawmill will be completed in August 2001, and preparations have already been made to start building a second plant immediately after the first has begun production. A special processing line and separate packaging line for heat-treated wood will be installed at the Kotka planing mill. The Kotka sawmill will supply the raw material for this plant for further processing of spruce sawn timber, which will initially employ five people full-time.

Heat treatment improves the natural properties of wood. It reduces the hygroscopicity of wood and increases its dimensional stability. No chemicals are added to the wood in the process. Heat treatment and heat-treated wood are environmentally friendly, and this has attracted a lot interest, especially in Western Europe. The properties of heat-treated wood are ideal for the joinery industry and wood structures exposed to the weather.

For further information, please contact:
Jouko Silén, Product Development Manager, Stora Enso Timber,
tel. +358 40 500 6377


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November 22, 2001


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Stora Enso plans to restructure its production capacity

Stora Enso intends to build a 400,000 tonnes per year newsprint/SC paper machine utilising recovered paper as raw material in Langerbrugge, Belgium and to shut down permanently two paper machines with combined capacity of about 230,000 tonnes per year in Langerbrugge (SC paper) and Summa, Finland (newsprint). It will also shut down a 140,000 tonnes per year off-line coater in Nymölla, Sweden.

In accordance with its strategy to develop its company structure, Stora Enso is continuing its asset improvement programme to increase its competitiveness in the newsprint and magazine paper businesses. It is also closing down an off-line coater at its Nymölla fine paper mill. These measures are being taken to increase the overall competitiveness and to improve machine specialisation and shut down units that are not profitable in the long term.

State-of-the-art newsprint/SC paper machine

As part of the asset improvement programme Stora Enso plans to build a 400,000 tonnes per year paper machine capable of producing both newsprint and SC paper (super calendered paper for periodicals and advertising material) at its mill in Langerbrugge. The total investment in the Langerbrugge project is estimated at EUR 430 million. Construction is planned to start as soon as possible and the machine is expected to go on stream at the end of 2002.

The paper machine will utilize recovered paper. Most of the recovered paper will be collected within 300 kilometres of Langerbrugge. The new facility is modelled on Stora Enso's Sachsen Papier mill in Eilenburg, Germany, which started up in 1994.

The markets will be mainly in Western Europe, but Langerbrugge is also a favourable location for serving overseas customers.

The project meets the Group's target for return on capital employed of 13% and will be financed from cash flow. The future investment will not affect the Group's target of keeping capital expenditure below depreciation.

The target of the programme is to improve competitiveness and meet the increasing demand for high quality papers. Four□colour printing is rapidly growing and the latest technology is required to produce top quality paper to meet this demand. Customers and authorities also require an increasing content of recycled fibre in paper. For example, in the UK national and regional newspapers have voluntarily agreed with the UK government to increase the recycled fibre content progressively to 70% by 2006. The Langerbrugge project will enable Stora Enso to fulfil these demands too.

"Our customers' demand for newsprint and uncoated magazine papers has been increasing rapidly as a result of strong economic growth and development in technology. The advertising market for printed media has been growing by close to 6% per year in Europe over the past 10 years. This programme will have an insignificant effect on the newsprint market balance, and if needed Stora Enso is prepared to take down-time. Consolidation is obviously needed in our industry, but so is the improvement of the existing asset structure. I believe that our record of delivering better-than-average financial results has been due to the on-going, balanced development of our paper and board production," said Jukka Härmälä, CEO of Stora Enso.

Two paper machines to be shut down

Stora Enso will in accordance with the programme permanently shut down two paper machines, paper machine no. 2 at Langerbrugge with SC paper capacity of 120,000 tonnes per year and paper machine no. 1 at Summa with newsprint capacity of 110,000 tonnes per year. These two machines will be shut down after the new machine is in operation. After the write-down of EUR 7 million entered for the fourth quarter 2000, the remaining carrying value will be depreciated in their remaining useful lifetime before the machines are closed down.

The aim of the asset improvement programme is to improve the efficiency of the Kymenlaakso mills (Summa, Anjalankoski, Kotka) and upgrade selected existing capacity to manufacture higher-value-added products based on virgin fibre. It is intended to develop the Summa mill by investing about EUR 20 million to improve the efficiency. The decision on this is expected to be taken by the end of February 2001. Stora Enso will continue to serve its Finnish customers from Finland.

The machine shutdown in Summa will affect about 200 employees after the Langerbrugge machine has gone on stream. Any costs will be entered in the accounts later. The number of employees in Langerbrugge will increase slightly.

Focusing on uncoated fine paper in Nymölla

In order to improve machine specialisation and thus profitability, the Nymölla mill will close its off-line coater (140,000 t/a) in February 2002 and focus its 400,000 tonnes annual capacity on uncoated fine paper. The machine shut down will affect about 160 people and any costs will be entered later. Most of the write-down has already been booked in 1998. An additional write-down of EUR 5 million will be entered in the accounts for the fourth quarter 2000.

There will be discussions with personnel in accordance with local rules and practices.

For further information, please contact:

Lars Bengtsson, Senior Executive Vice President, Newsprint Division, tel. +44 208 432 1570

Kimmo Kalela, Senior Executive Vice President, Strategy and Business Development,
tel. +358 2046 21216

Jouko Taukojärvi, Senior Executive Vice President, Fine Paper Division, tel. +358 40 500 6546

Kari Vainio, Executive Vice President, Corporate Communications, tel. +358 40 500 1063

Tim Laatsch, Senior Vice President, Corporate Communications, tel. +1 715 422 4023

On Tuesday 9 January you are most welcome to participate in the:

PRESS CONFERENCE in Helsinki hosted by Kimmo Kalela, SEVP, at the Stora Enso Head Office, Kanavaranta 1, Helsinki at 3.30 p.m. Finnish time.

PRESS CONFERENCE in London hosted by Jukka Härmälä, CEO, at the Stora Enso International Office, 9 South Street, London W1 starting at 3.00 p.m. GMT. You can also follow the press conference live at our website storaenso.com/investors.

TELEPHONE CONFERENCE at 4.30 p.m. GMT.
In Europe dial +44 (0) 20 8240 8242 and in the USA dial +1 303 224 6999. To hear a recording in Europe dial +44 (0) 20 8288 4459, access code 604 442 and in the USA dial +1 303 804 1855, access code 898 226.

Langerbrugge mill
The Langerbrugge mill is in Gent, Belgium. It has 410 employees and two paper machines: PM2 produces 120,000 t/a of SC paper and PM3 produces 130,000 t/a of newsprint.

Kymenlaakso area
The Kymenlaakso area contains the Summa, Anjalankoski and Kotka mills, which have total production capacity of 1.5 million t/a. The mills employ altogether about 2,800 people. The Summa mill capacity is 110,000 t/a of newsprint on PM1, 150,000 t/a of magazine grades on PM2 and 205,000 t/a of newsprint and improved newsprint on PM3.

Nymölla mill
The Nymölla mill is an integrated mill with production capacity of 300,000 t/a of chemical pulp and about 400,000 t/a of fine paper with two paper machines. The capacities of PM1 and PM2 are 190,000 t/a and 210,000 t/a respectively. The coating capacity is 140,000 t/a. The number of personnel is about 1,000.

www.storaenso.com
www.storaenso.com/investors



November 22, 2001


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Stora Enso shares subscribed

A total of 312,000 new Stora Enso Oyj Series R shares have been issued under the terms of the bond with warrants issue of 10 April 1997 that was approved at Enso Oy's Annual General Meeting on 7 April 1997. According to the terms of the issue, the exercise period is 1 December 1998 to 31 March 2004, during which a maximum of 3,000,000 new Stora Enso R shares may be issued at a subscription price of FIM 45.57 each. A total of 588,000 shares had been subscribed for under the terms of this issue between the beginning of the exercise period and the end of 2000.

The new Series R shares will be listed on the Helsinki Exchanges and confer full entitlement to the dividend for 2000. The increase in share capital will be entered in the Trade Register on 5 January 2001 and the shares will be eligible for trading on the Helsinki Exchanges from 8 January 2001.

The issue will increase the company's share capital by EUR 530,400. Stora Enso's new share capital will then be EUR 1,576,809,952.20 and the number of shares issued 927,535,266, comprising 194,496,456 Series A shares and 733,038,810 Series R shares.


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Stora Enso's subsidiary Corenso expanding into North America

Stora Enso's subsidiary Corenso United Oy Ltd has purchased a 20 per cent shareholding in Crown Fibre Tube Inc., a Canadian core and tube manufacturer. Crown Fibre has a mill near Halifax in Nova Scotia and annual sales of about EUR 3 million.

In January 2001 Corenso will become responsible for the operations of the coreboard mill and core factory at Wisconsin Rapids that Stora Enso acquired through the Consolidated Papers acquisition.

Krister Rosenqvist-Packalén, currently Managing Director of Corenso France, will become General Manager of Corenso's operations in North America. He will be based in Wisconsin Rapids. He will report regionally to Aulis Ansaharju, head of the Stora Enso North America Fine Paper Division.

For further information, please contact:
Pekka Harkki, Managing Director, Corenso United Oy Ltd, tel. +358 400 406 523
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,
tel. +1 715 422 4023

Corenso is a Stora Enso subsidiary with eleven mills in Europe. UPM-Kymmene is a minority (29 per cent) shareholder in the company. Corenso's products are exported to over sixty countries.

Stora Enso has sales totalling approximately EUR 12 billion (pro forma 1999), with annual paper and board production capacity of about 15.3 million tonnes. The company has some 45,000 employees in more than 40 countries. Its shares are listed on the Helsinki, New York and Stockholm stock exchanges.


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November 19, 2001


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Stora Enso Pulp division appointment

Stora Enso has appointed Jorma Kangas as acting head of its Pulp division. He is currently Vice President, Technology of the Pulp division and already based at the headquarters of this division in Gävle.

Jorma Kangas has held various managerial posts within the company since he joined Stora Enso in 1965.


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Competition Council has given its ruling in a case against Stora Enso, UPM-Kymmene and Metsäliitto for breach of the Act on Competition Restrictions

The Competition Council has in its ruling found that Stora Enso, UPM-Kymmene and Metsäliitto breached regulations of the Act on Competition Restrictions and imposed on each of them a fine of FIM 10 million for infringement. In January 1998 the Competition Authority made inspection visits to the offices of various forest companies in different parts of Finland and believed that they had found indications of illegal collaboration in follow-up meetings held in the Mikkeli region. The matter was passed for consideration to the Competition Council in March this year with a proposal by the Competition Authority that a fine of FIM 20 million be imposed on each defendant for infringement. Stora Enso then made a corresponding provision in its accounts.

According to the Competition Council, the aim of the forest companies in these follow-up meetings had been to improve the timber supply. However, exchange of information created a channel and means for collaboration between the companies through which information covered by the Act on Competition Restrictions had been exchanged. An appeal against the ruling of the Competition Council may be made to the Supreme Administrative Court. Stora Enso is considering lodging such an appeal.

For further information:

Senior Vice President Voitto Pölkki, telephone +358 40 550 1428
Vice President, Regional Procurement Matti Karjula, telephone +358 2046 23009 or +358 40 520 6240


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November 19, 2001


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Stora Enso Oyj internal restructuring

Stora Enso Oyj and its wholly-owned subsidiaries Stora Enso Fine Papers Oy, Lumi-Hamina Oy, Enso Paperikemia Oy and Tornion Pakkauslava Oy have signed agreements to merge under which the subsidiaries will be absorbed into the parent company Stora Enso Oyj and all their assets and liabilities will be transferred to Stora Enso Oyj without liquidation proceedings. As this will be an absorption of subsidiaries, no payment will be made for their acquisition.

The reasons for the merger in the case of Stora Enso Fine Papers Oy are to enhance the cost efficiency of the Group's operations, to utilize resources more effectively and to simplify administration. The other subsidiaries are being absorbed to simplify administration because they are no longer operating companies. The Articles of Association of Stora Enso Oyj will not be amended. It is planned that the registration date on which the merger will become effective will be 30 June 2001.


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November 19, 2001


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Stora Enso to issue SEK-benchmarks under EMTN-programme

Stora Enso Oyj has issued two new bond loans in Swedish kronor ("SEK-benchmarks"). The loans are being raised to fund some of Stora Enso's SEK requirement and to offer the holders of outstanding bonds and MTNs in Stora Enso Treasury Stockholm AB the opportunity to exchange their holdings for the more liquid SEK-benchmarks.

This is the first time that an industrial company is issuing benchmark loans in Swedish kronor. The objective is to generate a liquid market and greater interest in corporate bonds denominated in Swedish kronor, and to offer an alternative to liquid government and mortgage bonds. The company intends to follow up the auction with further issues and maturities. The loans are arranged by Handelsbanken Trading and are issued under Stora Enso's EMTN-programme (Euro Medium Term Note).

The payment date for the bonds is 29 November 2000 and have the following conditions:

Loan 10 Loan 9
Maturity 17 March 2003 17 March 2006
Amount SEK 1,000,000,000 SEK 2,000,000,000
Coupon 5.25% 6.25%
Yield 5.34% 6.21%

The issuer, Stora Enso Oyj, may issue further tranches of the two loans at a later stage and add other maturities. The loans are arranged by Handelsbanken Trading, which will also maintain a secondary market (Reuters page SVENSKA01). At a later stage, other banks may also be invited to be market makers in SEK-benchmarks. The loans have been sold and traded in blocks of SEK 100.000. The listing on the OM Stockholm Exchange and the Luxembourg Exchange has been applied. Securities will be deliverable at Euroclear.

In connection with the first auction, Stora Enso has offered the holders of existing bonds and MTNs in Swedish kronor, issued by Stora Enso Treasury Stockholm AB, the opportunity to exchange their holdings for newly issued SEK benchmarks, thereby increasing liquidity for these holders. Stora Enso will also offer the exchange possibility in the future issues.

Stora Enso is a Finnish registered company, the result of the merger of Finnish Enso and Swedish STORA, with shares quoted on the Helsinki Exchanges, the OM Stockholm Exchange and the New York Exchange. Stora Enso has a rating of BBB+ from Standard & Poor's and Baa1 from Moody's Investors Service.

For further information please contact
Markus Rauramo, Vice President, Head of Funding, Stora Enso Financial Services S.A.,
Tel +32 2 627 7711 or
Peter Nordquist, Director of Funding, Stora Enso Financial Services S.A.,
Tel +32 2 627 7760


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November 19, 2001


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Stora Enso Packaging to invest in mobile phone packaging in Hungary and Finland

Stora Enso Packaging Oy, a subsidiary of Stora Enso Oyj, will build a new plant producing mobile phone packaging in Budapest, Hungary, and expand production capacity at Ruovesi, Finland. Both plants specialize in micro-flute corrugated products for mobile phone packaging. Construction work will start at both locations this year. The Budapest plant, which will begin production in summer 2001 and employ 40 people, will have an annual capacity of 7,000 tonnes. The Ruovesi expansion to be completed during 2001 will increase its annual capacity to 15,000 tonnes. These projects costing altogether EUR 11 million will make Stora Enso Packaging one of the world's leading suppliers of mobile phone packaging.

The continuing strong growth of the mobile phone industry is expected to provide good prospects for expansion in this business. Stora Enso Packaging is also looking for production and marketing opportunities in the USA and China.

The products of the new plant will be marketed by MCP Solutions Oy, a joint venture of Stora Enso Packaging Oy and Huhtamäki Van Leer. MCP Solutions Oy was founded to market packaging solutions for mobile communication products.

For further information please contact:
Veli-Jussi Potka, Managing Director, Stora Enso Packaging Oy, tel. +358 2046 27403 or +358 400 895 350


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November 19, 2001


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Stora Enso North America Earns Sustainable Forestry Initiative Certification

Stora Enso North America's Forest Resources Division has earned certification of its forest-management practices and wood procurement policies. The certification is part of the Sustainable Forestry InitiativeSM (SFI) of the American Forest & Paper Association. The comprehensive audit was completed this summer by BioForest Technologies, an independent multidisciplinary forest services company.

The Sustainable Forestry Initiative is a comprehensive system of principles, objectives and performance measures that integrates the perpetual growing and harvesting of trees with the protection of wildlife, plants, soil and water quality.

Stora Enso North America owns and manages about 133,700 hectares of forestland in Wisconsin, Michigan and Minnesota. The company obtains the fiber required for its pulp and papermaking operations from these renewable forests; from private, national, state and county forests; and from sawmill byproducts and recycled scrap paper.

Stora Enso North America's procurement practices also directly promote sustainable forestry practices to other landowners through its Tree Farm Family Program that represents more than 1,200 members representing 86,300 hectares of non-industrial private forestland.

Beyond prudent forest management, Stora Enso North America also has pledged to voluntarily align its corporate Environmental Management System to ISO 14001 international standards and to adhere to AF&PA's Environmental Health & Safety Principles Verification Program.

To learn more about Sustainable Forestry InitiativeSM please visit www.afandpa.org/forestry/sfi_frame.html

For further information:
Tim Laatsch, Senior Vice President Communications, Tel. +1 715 422-4023, or
Scott Deitz, Vice President Communications & Investor Relations, Tel. +1 715 422-1521


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Finnish Quality award for Laminating Papers Oy

Stora Enso's subsidiary Laminating Papers Oy was the winner of the Finnish quality award competition for the year 2000 in the industry category. The President of Finland, Tarja Halonen, presented the award in Finlandia Hall on Thursday 9 November.

The judges noted in their adjudication that Laminating Papers has a process-oriented management clearly committed to the company's mission, vision and critical success factors. Their values take into account the interests of all the company's various stakeholder groups, and the company strives to communicate these values so they are taken heart. It has effective means of defining what is needed to meet customers' requirements so that the whole organization understands these needs and excellent customer satisfaction is ensured. The company has been continuously improving and developing its operations over many years, and the achievements can be seen in many core areas.

Laminating Papers is one of the world's leading manufacturers of absorbent kraft papers and phenolic resin impregnated papers. A few large companies dominate manufacture of these niche products worldwide. Laminating Papers is clearly the market leader in Europe with its Absorbex® paper, and its Imprex® films have gained a sizeable share of the world market for phenolic resin surface films for wood-based panels.

Absorbex paper is used as core material in laminates, such as decorative high-pressure laminates in floors and kitchen furnishings, and technical laminates for the electronics industry. Imprex films are used for overlaying plywood and other wood-based panels to increase their durability. Typical uses of film-faced plywood are concrete formwork and surfaces in freight vehicles.

Laminating Papers has a pulp mill, a paper machine and an impregnating plant in Kotka. It also has a paper machine in Imatra and a subsidiary in Malaysia that manufactures surface films. Laminating Papers' operations are concentrated in Kotka, where it is part of an industrial complex that also includes Stora Enso Timber's sawmill and Stora Enso Magazine Paper's printing paper mill. The units of the industrial complex have shared services, and the chips and sawdust from the sawmill are used as raw material for paper production.

All the Laminating Papers personnel are dedicated to improving quality. The company's systematic drive to improve quality was first recognized in 1993 when the quality system developed entirely by the personnel achieved ISO 9000 standard. Through the strong commitment of the personnel to the tasks required, the Kotka plants gained ISO 14001 environmental certification and the following year EMAS registration.

"The Finnish quality award conferred on Laminating Papers today demonstrates what the united resolution of all the personnel can achieve. It is also a recognition of the long-term commitment of Stora Enso as a whole to quality management, which has guided our operations," said Pentti Huhta, Managing Director of Laminating Papers.

For further information:
Managing Director Pentti Huhta, telephone +358 2046 25203, or Quality Director Risto Hovi, telephone +358 2046 25373


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November 19, 2001


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Agreement concerning Stora Enso's shareholding in Kittilä Wood

Stora Enso Oyj and the commune of Kittilä have negotiated an agreement for Kittilä municipality to acquire Stora Enso's shareholding in Kittilä Wood Oy. The municipal board has approved the agreement and will submit it to the municipal council for approval. If the municipal council approves acquisition of the shareholding, the agreement will be signed this year.

Stora Enso owns 75 per cent of the shares in the sawmilling company Kittilä Wood Oy, and Kittilän Aluelämpö Oy, in which Kittilä municipality is the main shareholder, owns the other 25 per cent. The sawmill has an annual production capacity of about 30,000 cubic metres, but it ceased production in December 1999. Planing and pressure impregnation continued until last May, when the remainder of the twenty employees were laid off.

Because of its small capacity and location, Kittilä Wood is incompatible with Stora Enso's core sawmilling operations. Kittilä municipality would like an entrepreneur to upgrade the sawmill and increase its efficiency by investing in new machinery and equipment.

For further information:
Jaakko Mikkola, Kittilä Wood Oy, Chairman, Tel. +358 2046 34665
Seppo Maula, Kittilä Municipal Manager, Tel. +358 16 648 437


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Stora Enso's converted shares registered in the Finnish trade register

Referring to the press release dated 2 Nov. 2000 we wish to confirm that the conversion of 14,454,732 Stora Enso A shares into R shares is completed and the shares have been registered in the Finnish trade register today 3 November 2000.

Breakdown of shares after conversion
A shares 194,496,456
R shares 732,726,810
Total 927,223,266


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November 19, 2001


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Stora Enso reports best ever quarterly reports

Following a very strong third quarter performance Stora Enso reports its best financial result for any quarter since the merger announcement in 1998. Third quarter operating profit before non-recurring items was EUR 553 million, representing 17.0 % of sales and up 27 % from the second quarter. Operating profit for the first nine months was EUR 1,476 million, 15.8 % of sales and 62 % higher than in the corresponding period last year. The top financial performance in the industry was due to high operational efficiency, supported by synergy and productivity programmes.

All financial targets have been successfully met and in certain cases surpassed. Return on capital employed before non-recurring items for the third quarter is at 20.3 %, well above the 13 % over-the-cycle target. Capital expenditure has remained below the depreciation level. The sale of power assets has ensured a strong financial position despite the acquisition of Consolidated Papers and the ongoing repurchase of own shares. Debt/ equity at the end of September was 0.69.

Stora Enso has continued to focus operations. The Gruvön mill will be merged with two Assi Domän mills to form the Billerud company specializing in packaging papers. The Newton Kyme packaging board mill in the U.K., which has a capacity of 40 000 tonnes, will be closed down and some 80 000 tonnes of coated paper capacity will be permanently taken out of the North American market by closure of two machines.

Overall markets during the third quarter were strong. However, the market for coated fine paper sheets has weakened, and in pulp signs of an oversupply can be seen. Stora Enso is prepared to adjust production levels as required to ensure a healthy balance of supply and demand.

"Despite the slight slowing down of the economy, we believe demand will remain firm. The upswing in prices during the current cycle has, with the exception of pulp, been relatively modest and by historical standards capacity growth has been low", says Jukka Härmälä, the CEO of Stora Enso.


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Period for conversion of Stora Enso shares over

The conversion period of Stora Enso A shares into R shares (16-27 October 2000) resulted in 3,258 conversions, in which 14,454,732 Series A shares will be converted into R shares. The conversions are due to be recorded in the Finnish share register by 3 November 2000.

Breakdown of shares after conversion
A shares 194,496,456
R shares 732,726,810
Total 927,223,266

Following the conversions, Series A shares will be 21% of the total number of shares.


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November 19, 2001


STORAENSO
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Stora Enso and AssiDomän reached an agreement in principle to form a new company from the paper mills Gruvön, Karlsborg and Skärblacka

Stora Enso and AssiDomän have reached an agreement in principle to form a new company from the paper mills Gruvön (Stora Enso), Karlsborg and Skärblacka (AssiDomän) in Sweden. The new company manufacturing packaging papers will be named Billerud. Billerud will initially be 50/50 owned by Stora Enso and AssiDomän. It will have annual sales of about EUR 730 million, annual production capacity of about 1,280,000 tonnes paper and pulp, and some 2,400 employees.

The sale of Gruvön is expected to reduce Stora Enso's annual sales by about EUR 310 million and production capacity by about 600,000 tonnes from year 2001. The amount of capital released is expected to be around EUR 350 million. The transaction will lead to a write-down of Gruvön assets of EUR 70 million, which will be booked as a non-recurring item in Stora Enso's financial figures for the last quarter of 2000.

The parties will each own 50 per cent of the shares in Billerud. The new company will be operated independently and therefore be deconsolidated and reported as equity accounting in both AssiDomän and Stora Enso. The intention is that this will occur as of 1 January 2001.

The shares in Billerud will be listed on the OM Stockholm Exchange as soon as possible but no later than 2002. AssiDomän's Board intends to propose that the Annual General Meeting authorises distribution of the shareholding to shareholders directly in conjunction with the listing (according to Lex Asea). Stora Enso's long term intention is to sell its entire holding. Stora Enso will sell 40% of its holding in conjunction with the listing. Stora Enso shall place this with financial institutions or, alternatively, sell it to AssiDomän. In the event Stora Enso sells to AssiDomän, these shares will also be distributed in conjunction with the listing. The intention is to give Billerud a balanced ownership structure from the start and to create conditions for a satisfactory liquidity in its shares. Initially, following the listing, ownership in the new company will thus be as follows: Stora Enso 30%, Swedish State 17.5-24.5%, others 52.5-45.5%.

"Stora Enso has been considering how best to secure the future of the Gruvön mill since spring 1999, when Gruvön's products were identified as non-core products for Stora Enso. Merging the three mills will create a strong new financially sound and competitive forest products company," says Björn Hägglund, Deputy CEO of Stora Enso.

For further information, please contact tel. +46 8 613 66 00:
Björn Hägglund, Deputy CEO
Bo Eriksson, SVP, Corporate Controller
Pekka Suursalmi, SVP Packaging Boards


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November 19, 2001


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Stora Enso North America to permanently retire two paper machines, reducing annual capacity of coated papers by 80,000 tonnes

Stora Enso is permanently retiring two paper machines at its North American Division. The No. 15 paper machine at the Division's Wisconsin Rapids Paper Mill, in Wisconsin Rapids, Wis., and the No. 61 paper machine at Stora Enso North America's Whiting Paper Mill, in Whiting, Wis., will be permanently shutdown.

Before this announcement, both machines were on stand-by status, operating only as needed. Neither machine is currently producing paper. The 63-year-old No. 15 machine, which has the capacity to produce 57,000 tonnes of coated groundwood-free fine papers a year, has not made paper since June of 1999. The 108-year-old No. 61 paper machine, which has the capacity to produce 23,000 tonnes of lightweight-coated groundwood papers annually, has not been operated since October of 1998.

By today's papermaking standards, the machines can no longer compete with the larger, faster, more efficient paper machines in North America and Europe. Because both machines are inactive, job reductions directly associated with the operations of the machines have already taken place through reassignment of employees to other jobs or natural employee attrition.

For further information please contact:
Kari Vainio, Executive Vice President, Communications and Investor Relations,
Tel. +358 40 500 10 63


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November 19, 2001


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Stora Enso plans to close its Newton Kyme packaging board mill

Stora Enso plans to close down its Newton Kyme mill in the UK during the early part of next year. The mill has an annual capacity of 40,000 tonnes of packaging boards impermeable to fat and moisture mainly based on fluorochemical barriers.

The products of Newton Kyme are no longer commercially viable. Customers will be offered alternative extrusion coated polymer products from other group mills.

The proposed closure would lead to redundancies for its employees. There are currently 170 employees. Provision for redundancy payments will be made for the fourth quarter 2000, based on the agreements with the unions.

For further information please contact:

Jim Smith, Mill Manager, Newton Kyme Mill. tel +44 1937 84 05 00
Niilo Pöyhönen, Senior Vice President, Stora Enso, tel +358 40 502 5046


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Stora Enso, Aracruz and Odebrecht sign final agreements regarding the Veracel pulp mill project

Representatives of Stora Enso, Aracruz Celulose S.A. and Odebrecht S.A. today signed the final agreements according to which Aracruz will acquire a 45% stake in the Veracel pulp mill project.

Aracruz will pay approximately USD 83 million for the 45% stake in Veracel. Following the transaction, Stora Enso will own 45% and Odebrecht 10% of Veracel. The parties signed a letter of Intent on 6 July 2000 to this effect and have been awaiting the outcome of the due diligence process before finalizing the agreement.

As part of the strategy set for Veracel it is planned that the decision to build the company's pulp mill will be taken at the end of 2002, depending upon the conditions of the international pulp market, with production to start up three years later. The plantation programme of Veracel in the state of Bahia will continue and be expanded.


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Summary of Stora Enso share buy backs up to 2 October 2000

Between 14 September and 2 October inclusive Stora Enso purchased 5,291,500 of its own R shares and 103,800 of its A shares, as authorized by the Board of Directors on 18 August 2000. The average price paid for the R shares was EUR 9.86 and for the A shares EUR 9.83.

"There will be further buy backs. We believe Stora Enso shares are a good investment at these prices," said Esko Mäkeläinen, Senior Executive Vice President of Stora Enso.


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November 19, 2001


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Stora Enso to acquire Tetra Pak's Forshaga production unit

Stora Enso has today signed a letter of intent to buy Tetra Pak's Forshaga packaging material production unit in Sweden. Tetra Pak intends to transfer production of semi-finished material from Forshaga to its plant in Singapore.

Stora Enso will change Forshaga's product line to mainly PE-coating of gable top liquid packaging board. Stora Enso will be offering employment to about a hundred of Forshaga's current 240 employees. The acquisition supports Stora Enso's product strategy and will increase Stora Enso's PE coating capacity from 350,000 tonnes to 500,000 tonnes per year. The transaction is expected to have been completed by 30 June 2001.

For further information:
Ragnar Törner, Senior Vice President, Stora Enso, Tel. +46 54 51 40 01
Niilo Pöyhönen, Senior Vice President, Stora Enso, Tel. +358 40 502 5046
Per Bjurbom, Mill Manager, Skoghall Mill, Tel. +46 54 51 43 63 or +46 70 606 43 63
Joakim Rosengren, Managing Director, Tetra Pak Sverige AB, Tel. +46 8 679 20 04


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November 19, 2001


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Finnish State's and Investor AB's holdings of Stora Enso decreased

Stora Enso Oyj has been informed that the holdings of the Finnish State and Investor AB have been decreased in percentage terms by the increase in Stora Enso's share capital.

With reference to Section 2, paragraph 10 of the Finnish Securities Markets Act and the relevant decision of the Finnish Ministry of Finance, Stora Enso Oyj is reporting that as of 11 September 2000 the shareholdings of the Finnish State and Investor AB are as follows:

number of shares % of shares % of votes
Finnish State
Series A 55,595,937 6.00 % 19.80 %
Series R 81,483,501 8.79 % 2.90 %
Total 137,079,438 14.78 % 22.70 %

Investor AB
Series A 61,991,786 6.69 % 22.08 %
Series R 18,334,862 1.98 % 0.65 %
Total 80,326,648 8.66 % 22.73 %


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Stora Enso listed on New York Stock Exchange

Stora Enso announced today that regular trading in the company's Series R shares in the form of ADRs started today on the New York Stock Exchange under the symbol SEO.

"We are very pleased to be listed on the New York Stock Exchange, joining our global peers in the home of the world's leading blue?chip companies," said Jukka Härmälä, CEO of Stora Enso. "Our NYSE listing emphasizes our commitment to increasing our visibility in the US financial community and will, we believe, broaden our international shareholder base. This is an important step in our globalization process and a key to our future success not only with investors but also with customers".

Citibank is the depositary bank for the ADRs. Each ADR represents one Stora Enso Series R share. Stora Enso's R and A shares are listed on the Helsinki and Stockholm stock exchanges.

Stora Enso recently completed the acquisition of Wisconsin?based Consolidated Papers and is one of the world's leading forest products companies. Stora Enso has sales totalling approximately EUR 12 billion and annual paper and board production capacity of about 15.3 million tonnes. The company is domiciled in Finland and has some 45,000 employees in more than 40 countries.

CEO Jukka Härmälä will give a speech at the Analyst lunch in New York on 13 September at 12.30 (New York time). A video recording of the speech will be broadcast on Stora Enso's website www.storaenso.com/investors on 14 September at 9.00 a.m. (Finnish time).


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Stora Enso share capital to increase

Stora Enso's share capital has today been increased to 1,576,279,552.30 euros. The new total numbers of Stora Enso shares are 208.951.188 Series A shares and 718,272,078 Series R shares. Stora Enso has today applied for a total of 167,367,577 Series R shares in the company with a counter value of 1.70 euros each to be admitted to listing at the Helsinki Exchanges and quotation from 13 September 2000. The new Series R shares in the share issue confer to the full dividend to be distributed for the financial year 2000. Shareholders have one vote for every ten Series R shares held.

Listing particulars consistent with the Securities Market Act (495/26.5.1989), decision 197/19.3.1998 of the Ministry of Finance concerning listing particulars, the regulations and guidelines of the Finnish Financial Supervision Authority and the exemption granted by the Finnish Financial Supervision Authority as regards listing particulars are available for inspection at the Helsinki Exchanges and the company's head office.


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Stora Enso announces merger consideration

Helsinki, Finland, September 11, 2000 – Stora Enso Oyj (NYSE: SEO) announced today that holders of 86,214,467 Consolidated Papers shares elected to receive cash in connection with Stora Enso's recent acquisition of Consolidated Papers.

Consolidated Papers shareholders who elected to receive cash will receive cash with respect to 53.61208 % of the shares as to which a cash election was made. The remainder will be converted into Stora Enso American Depositary Shares. Holders of all Consolidated Papers shares as to which an ADS election was made, and all shares as to which no election was made, will receive 3.621 Stora Enso ADSs in respect of each share held immediately prior to the effective time.

Regular trading in Stora Enso ADSs will begin on the New York Stock Exchange on Wednesday, September 13, 2000.

Consolidated Papers has appointed Citibank, N.A. as exchange agent for the merger. Citibank will be mailing a transmittal form to Consolidated Papers shareholders who have not yet surrendered their Consolidated Papers share certificates. Consolidated Papers shareholders will not receive the merger consideration to which they are entitled until they surrender their share certificates.

If you have questions as to how to surrender share certificates, call Citibank, N.A., the exchange agent, at (800) 308-7887.


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Stora Enso management appointment

Lars Bengtsson, Executive Vice President, Fine Paper, has been appointed Senior Executive Vice President in charge of the Stora Enso Newsprint Division as of 1 September 2000. He will be based in Düsseldorf. Lars Bengtsson succeeds Kai Korhonen, who has been appointed Senior Executive Vice President, Stora Enso North American Division.


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Stora Enso acquisition of Consolidated Papers completed

The merger of Stora Enso Oyj and Consolidated Papers, Inc. has been consummated, completing Stora Enso's acquisition of Consolidated Papers effective 31 August 2000. Stora Enso's ADSs will begin regular trading on the New York Stock Exchange 13 September 2000 under the trading symbol SEO.


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Stora Enso merger with Consolidated Papers approved by the shareholders of Consolidated Papers

The shareholders of Consolidated Papers, Inc. have today approved the merger of Consolidated Papers with Stora Enso Oyj. The merger is scheduled to close tomorrow, 31 August 2000. Stora Enso's ADSs will begin regular trading on the New York Stock Exchange on Wednesday 13 September 2000, instead of 12 September 2000, which had been previously announced. The trading symbol will be SEO.


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November 19, 2001


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Stora Enso receives approval of New York Stock Exchange listing; Acquisition of Consolidated Papers to close August 31, 2000

Stora Enso Oyj's acquisition of Consolidated Papers, Inc. will close on August 31, 2000 if Consolidated's shareholders approve the acquisition at the meeting on August 30. The New York Stock Exchange approved the listing of Stora Enso's American Depositary Shares (ADSs) by notice on August 25, satisfying one of the last conditions to the merger.

In the merger, holders of Consolidated Papers shares have the right to elect to receive either $44.00 in cash or 3.621 Stora Enso ADSs, each representing one Stora Enso Series R share, for each Consolidated Papers share. Shareholder elections are subject to proration as described in the Proxy Statement/Prospectus, dated July 26, 2000, mailed to Consolidated shareholders in connection with the shareholder meeting scheduled for August 30, 2000.

Stora Enso anticipates that its ADSs will begin regular trading on the New York Stock Exchange on Tuesday, September 12, 2000 under the symbol SEO.


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November 19, 2001


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Stora Enso and Consolidated Papers to clarify PUHCA status

Stora Enso Oyj and Consolidated Papers, Inc. announced today that Consolidated Papers has entered into an agreement to sell its one-third interest in Wisconsin River Power Company to Wisconsin Public Service Corporation. As a result, Consolidated and Stora Enso believe that it is no longer necessary for Stora Enso to obtain prior SEC approval of Stora Enso's acquisition of Consolidated under the Public Utility Holding Company Act (PUHCA). Stora Enso therefore is withdrawing its March application to the SEC for acquisition authority, and Consolidated has filed a separate application with the SEC for an exemption from the PUHCA. The basis for the application is that Consolidated is only incidentally a holding company, being primarily engaged in a business other than that of a "public utility company," and that the utility operations of Consolidated's direct power subsidiary Consolidated Water Power Company are functionally related to Consolidated's primary paper business.

Consolidated and Stora Enso expect to close the acquisition on 31 August or in early September.

For more information read the Proxy Statement/Prospectus dated July 26, 2000, which Stora Enso has filed with the Securities and Exchange Commission as part of a Registration Statement, because it contains important information. The Proxy Statement/Prospectus was sent on or about July 28, 2000 to stockholders of Consolidated Papers, Inc. seeking their approval of the proposed merger of Consolidated Papers with a subsidiary of Stora Enso. Free copies can be obtained of the Proxy Statement/Prospectus and other documents filed by Consolidated Papers (as well as certain documents filed by Stora Enso) with the Commission at the Commission's Web site at http://www.sec.gov. Stora Enso's Registration Statement on Form F-4 (File No. 333-12342) may also be obtained from the Commission's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549 or at one of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The Registration Statement, including documents incorporated by reference therein, may also be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050. Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the transaction. Information concerning the participants is set forth in the Proxy Statement/Prospectus.


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Stora Enso financial information release dates in 2001

Stora Enso Oyj will publish three interim reviews in the year 2001.

The publication dates for financial information in the year 2001 will be as follows:

7 February 2001 Results for 2000
26 April 2001 Interim Review for January – March 2001
26 July 2001 Interim Review for January – June 2001
25 October 2001 Interim Review for January – September 2001

The Annual General Meeting of Shareholders will be held on 20 March 2001.


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Stora Enso Extraordinary General Meeting on 18 August 2000

The Stora Enso Extraordinary General Meeting on 18 August 2000 approved the merger and merger plan between Stora Enso and Consolidated Papers, Inc., which will result in the acquisition of Consolidated Papers, Inc. by the Stora Enso Group.

The Meeting also approved the issuance of up to 200 million new R shares to the Consolidated Papers' shareholders for the acquisition of Consolidated Papers, Inc. and authorized the Board of Directors to grant option rights to replace the current option schemes of Consolidated Papers, Inc. for its personnel.

The maximum number of the members of the Board was changed to eleven (11) ordinary members. George W. Mead, Chairman of Consolidated Papers, Inc. was elected as the eleventh member of the Board effective at the closing of the acquisition.


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Meeting of Stora Enso Board of Directors on 18 August 2000

At its meeting on 18 August 2000 the Stora Enso Board of Directors decided to repurchase up to 10,446,000 Series A shares and up to 27,541,000 Series R shares in the Company. The purchased shares and the voting power thereof will not exceed five (5) per cent. The repurchases will be undertaken as authorized by the Annual General Meeting (AGM) on 21 March 2000 with the intention of improving the capital structure of the Company, for use in financing or other transactions, or otherwise to be disposed of or preferably redeemed subject to the approval of the AGM. The repurchases will start at the earliest after the closing of the Consolidated Papers transaction, which is expected to be completed by early September.

The Board decided that the annual period for conversion of A-shares into R-shares (according to Article 15 of the Articles of Association) is 16th to 27th October 2000.

The Board has approved to sell the remaining assets and business of the Mölndal mill in Sweden producing 80,000 tonnes of fine paper, of which 30,000 tonnes are coloured papers and 50,000 tonnes double-coated papers. The sale will have no effect on Stora Enso's financial results in year 2000 as Mölndal's asset values have been adjusted already in 1998 accounts. The closing of the deal is expected to be in early October.

It was also decided to rebuild Oulu paper machine no 6 and Uetersen paper machine no 2 with total investment of about EUR 100 million. The investments are to develop Stora Enso multi-coated product range and to focus on sheets. The capacity increase of Oulu paper machine no 6 will be from 420,000 to 515,000 t/a of medium weight coated fine paper and in Uetersen paper machine no 2 from 175,000 to 206,000 t/a of heavy weight coated fine paper. The rebuilds should be finalized in 2001.


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November 19, 2001


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Stora Enso announces its North American organisation

Stora Enso's operations in North America will come under a new division Stora Enso North America led by Kai Korhonen, SEVP and a member of Stora Enso's Executive Management Group. Kai Korhonen will report to Björn Hägglund, Deputy CEO.

Stora Enso North America will consist of two key business units: Magazine Papers manufacturing LWC (Light Weight Coated) and SC (Super Calendered) papers and newsprint; and Fine Papers, manufacturing fine papers, speciality papers and paperboard. Stora Enso's Canadian Port Hawkesbury mill, which manufactures newsprint and SC papers will become part of the Magazine Paper business unit.

The combined North American Division's annual sales are anticipated to total about EUR 2,6 billion (pro forma 1999) and its combined capacity of paper and board will be approximately 2.7 million metric tons. Within its 12 manufacturing and converting operations and 25 sales offices, the North American Division will employ approximately 7,600 people.

The North American Management Group will consist of the following people:
Mr Ronald Swanson, SVP, Magazine Papers, Mr Aulis Ansaharju, SVP, Fine Papers, Mr Peter Mersmann, SVP, Marketing and Sales, Mr Sten Holmberg, SVP, Accounting and Legal affairs, Mr Asko Hyttinen, SVP, Divisional Planning, Mr Gary Parafinczuk, SVP , Human Resources, and Mr Tim Laatsch, SVP Communications.

Stora Enso North America's financial results will be reported in accordance with the current Stora Enso product areas: magazine paper, newsprint, fine paper, packaging boards, timber products, and market pulp.

The organisation and appointments are subject to the successful completion of Stora Enso's acquisition of Consolidated Papers.

For further information please contact:
Kari Vainio, Stora Enso Oyj, Executive Vice President, Communications and Investor Relations, tel. +358 2046 21393 or
Tim Laatsch, Consolidated Papers, Inc., Vice Precident, Corporate Communications,
tel. +1 715 422 4023.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10.5 billion, with some 40,000 employees in more than 40 countries.


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November 19, 2001


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Good six months for Stora Enso

- Sales were EUR 6,085.6 million (EUR 5,320.2 million), up 14%.
- Operating profit was EUR 1,508.1 million (EUR 601.4 million).
- Operating profit before non-recurring items was EUR 927.4 million (EUR 576.9 million), up 61%.
- Profit before taxes and minority interests was EUR 1,353.0 million (EUR 458.1 million).
- Earnings per share were EUR 1.22 (EUR 0.38).
- Cash earnings per share were EUR 1.82 (EUR 0.97).
- Cash flow from operations was EUR 1,346.9 million (EUR 820.5 million).

Commenting on the company's results, Jukka Härmälä, Stora Enso's CEO, said: "Our financial results for the first six months of 2000 were better than for the first half of last year. The operating profit before non-recurring items was EUR 927.4 million, an increase of about 60%. The results were slightly down compared with the first quarter, but this was due to the paper industry strike in Finland, slower than usual start-ups following the annual midsummer holiday shutdown and increased recycled paper prices, rather than any weakness in demand."
"Our financial targets were met and synergy benefits are accruing faster than originally anticipated. Order books are full and good economic growth worldwide should keep the paper and board markets strong."

January – June sales and result
Sales for January to June amounted to EUR 6,085.6 million (EUR 5,320.2 million), an increase of 14.4% compared with the same period in 1999. The increase in sales is attributable to increased product prices and delivery volumes, especially in fine paper and pulp. Strengthening of the US dollar, British pound and Swedish krona accounted for 25% of the sales growth. However, the paper industry strike in Finland reduced the sales increase by EUR 100 million.
The operating profit for the period amounted to EUR 1,508.1 million (EUR 601.4 million). The figure includes EUR 580.7 million of non-recurring items consisting mainly of a capital gain of EUR 526.6 million from the sale of power assets and a surplus of EUR 30.1 million in the Swedish pension system (SPP) entered in the income statement. The share of profits of associated companies amounted to EUR 10.2 million (EUR 3.4 million) and has been reclassified as part of the financing items. The operating profit before non-recurring items was EUR 927.4, or 15.2% of sales (EUR 576.9 million or 10.8%), an increase of 60.8% compared with the same period in 1999. The improvement due to higher sales prices and volumes was partly offset by an increase in recycled paper prices and EUR 40 million lost from operating profit due to the paper industry strike. All divisions except magazine paper and newsprint reported improved operating profits compared with the same period in 1999.
Synergy benefits during the January to June period totalled EUR 115 million, being greatest in fine paper and packaging boards. The main synergy sources were streamlining of production and purchasing and logistics. Total synergy benefits from the Stora Enso merger on a twelve month rolling basis have reached EUR 201 million. The productivity programme continues to progress according to plan. The part of the programme already implemented will have an annual impact on future operating profits of about EUR 136 million. During January – June EUR 30 million was realized.
Profit before taxes and minority interests amounted to EUR 1,353.0 million (EUR 458.1 million), an increase of EUR 894.9 million on the previous year. Profit before non-recurring items was EUR 772.3 million, up 78% on the same period of 1999. Taxes amounted to EUR 416.6 million (EUR 161.4 million), equivalent to a tax rate of 30.8% (35.2%). Minority interest on profits was EUR 8.5 million (EUR 5.5 million). The profit for the period was EUR 927.9 million (EUR 291.2 million). Earnings per share were EUR 1.22 (EUR 0.38). Return on capital employed was 16.9% (10.0%) before non-recurring items. The decrease in capital employed due to the sale of power assets was EUR 1,299.4 million.

Comparisons with first quarter of 2000
Sales for April to June were EUR 3,093.9 million, an increase of 3%. The operating profit for the second quarter was EUR 437.1 million before non-recurring items, 11% less than in the first quarter. The invoicing remained stable, but the operating profit was reduced by EUR 26 million by the four-day shutdown for the midsummer and start-ups reducing production by 110,000 tonnes. In addition, EUR 40 million was lost because of the paper industry strike. Rising prices for recycled paper also reduced operating profits compared with the first quarter especially in magazine paper and newsprint. Currency movements only marginally reduced the operating profit. In the pulp division increasing pulp prices compensated for the cost of the strike and improved the operating profit by 10% compared with the first quarter. Profit before taxes and minority interests was EUR 901.6 million and the profit for the period EUR 633.7 million.

Deliveries (comparative figures for first quarter of 2000)
Paper and board deliveries totalled 3,029,000 (3,082,000) tonnes. Market pulp deliveries to customers outside the Group were 271,000 tonnes. Pulp purchases amounted to 139,000 tonnes. Sawn timber deliveries totalled 1,290,000 (1,159,000) m3.

Capital expenditure and restructuring
Capital expenditure totalled EUR 295.8 million (EUR 346.6 million). The main investments were the rebuild of Imatra board machine no. 4, modernization of sawmills in Sweden and the new fibre line at the Imatra mill. No major new investment decisions were made during the quarter.

Financing and cash flow
The cash flow from operations was EUR 1,346.9 million (EUR 820.5 million). The operating cash flow (cash flow from operations minus investing activities) improved by the sale of power assets and amounted to EUR 1,691.6 million (EUR 516.8 million). At the end of the period interest-bearing net liabilities were EUR 3,451.2 million, down EUR 2,072.5 million compared with the end of 1999 due to the sale of power assets. Unutilized credit facilities totalled EUR 3.4 billion at the end of the period.
The debt/equity ratio at 30 June was 0.51, compared with 0.90 at the end of 1999. Equity per share was EUR 8.73 (EUR 7.84 at the end of 1999).

Acquisition of Consolidated Papers
Stora Enso is proceeding with the acquisition of Consolidated Papers. Stora Enso's Registration Statement on Form F-4 was declared effective by the Securities Exchange Commission on 28 July. Listing of Stora Enso R shares on the New York Stock Exchange in ADR (American Depositary Receipt) form will begin soon after closing of the transaction.

Market outlook
Worldwide economic growth has remained balanced and rapid, and kept demand firm for paper and board products, pulp and sawn timber during the first half of the year. This trend is expected to continue because supply and demand are fairly well balanced owing to good economic growth and limited capacity increases.

The full report may be obtained from Stora Enso, tel. +358 2046 21294 or +46 8 613 6600 or at www.storaenso.com/investors

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Stora Enso's Registration Statement on Form F-4 declared effective

Stora Enso's Registration Statement on Form F-4 relating to the acquisition of Consolidated Papers, Inc. was 28 July, 2000 declared effective by the U.S. Securities and Exchange Commission (SEC). A proxy statement relating to the Consolidated Papers extraordinary shareholder meeting for 30 August was mailed to the shareholders of Consolidated Papers about 28 July. In addition an Information Memorandum has been prepared in Finnish, Swedish and English for the shareholders of Stora Enso.

To fulfill regulatory requirements in the United States, Stora Enso has prepared pro forma combined financial information in accordance with U.S. GAAP based on the historical financial statements of Stora Enso and Consolidated Papers. The Registration Statement on Form F-4 contains information that has not been publicly available before as follows:

Pro forma financial information combining Consolidated Papers in accordance with U.S. GAAP
Income statement for the year ended December 31, 1999
Income statement for the three month period ended March 31, 2000
Balance sheet as at March 31, 2000

Stora Enso Oyj U.S. GAAP Reconciliations
Reconciliation of net profit for the years ended December 31, 1998 and 1999
Reconciliation of shareholders' equity as at December 31, 1998 and 1999

Enso Oyj financial statements in accordance with IAS
Income statements for the years ended December 31, 1997 and 1998
Cash flow statements for the years ended December 31, 1997 and 1998

Enso Oyj U.S. GAAP Reconciliation
Reconciliation of net profit for the year ended December 31, 1998

In addition, the Information Memorandum will contain Stora Enso's pro forma financial information, combining Consolidated Papers, in accordance with IAS.

Major adjustments made in Stora Enso's financial information as a result of the U.S. GAAP reconciliation :

- The combination of Enso and STORA in 1998 has been accounted for as a purchase (reverse acquisition) with STORA as the acquirer instead as of a uniting of interests as under IAS.
- The depreciation schedule for goodwill will be 20 years instead of earlier indicated 40 years.

The Registration Statement on Form F-4 (about 300 pages and 2 MB) will be available on Stora Enso's internet pages (www.storaenso.com/investors). The Form F-4 and the Information Memorandum can be ordered from tel. +358 2046 21220, or tel. +46 23 78 00 00 / Shareholder Service. The Registration Statement on Form F-4 will automatically be sent to the individuals and institutions on the company's investor and analyst mailing list.

The Information Memorandum will automatically be sent to all Stora Enso shareholders together with the invitation to the Extraordinary General Meeting.

For further information please contact:
Esko Mäkeläinen, Senior Executive Vice President, Financial Control and Legal Affairs, tel. +358 400 506 591
Jyrki Kurkinen, Senior Vice President, Legal Affairs, tel. +358 2046 21217
Bo Eriksson, Senior Vice President, Corporate Accounting, tel. +46 70 578 2244


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Stora Enso Extraordinary General Meeting on 18 August 2000

At its meeting on 26 July 2000 the Stora Enso Board of Directors resolved to call an Extraordinary General Meeting on 18 August 2000 to approve the agreement and planned merger between Stora Enso and Consolidated Papers, Inc. that would result in the acquisition of Consolidated Papers, Inc. by the Stora Enso Group.

In addition, at the EGM the Board of Directors will propose that the EGM approve the subscription of new shares for the acquisition of Consolidated Papers, Inc. and authorize the Board of Directors to grant option rights to the personnel of Consolidated Papers, Inc. to replace the current option schemes of Consolidated Papers, Inc. for its personnel.

The Board of Directors will also propose that the Articles of Association be amended to change the number of members of the Board to a minimum of six (6) and a maximum of eleven (11) ordinary members, and that in addition to the already elected members, George W. Mead, Chairman of the Board of Consolidated Papers, Inc., be elected as a member of the Board.

The EGM will be held at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, on 18 August 2000 beginning at 2 p.m. Finnish time.

Stora Enso Oyj


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Change in the publishing timetable of Stora Enso interim review

Stora Enso Oyj will publish the interim review for the period of January-June 2000 on Wednesday 2 August 2000 instead of 3 August as announced before. The interim review will be released 10 a.m. (Finnish time).


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November 19, 2001


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Stora Enso, Odebrecht and Aracruz decide to associate in Veracel pulp mill project

Stora Enso Oyj, Odebrecht S.A. and Aracruz Cellulose S.A. have signed a letter of intent according to which Aracruz will acquire a 45% stake in the Veracel project in Brazil.

Stora Enso, Odebrecht and Aracruz have jointly decided that in order to benefit from the synergies between the Fibreline C pulp project of Aracruz and the Veracel pulp mill project of Stora Enso and Odebrecht, it is in the best interest of the parties to coordinate the two projects.

Aracruz will pay approximately USD 83 million for the 45% stake in Veracel. The transaction will have no material effect on Stora Enso's financial results. Following the transaction, Stora Enso will own 45% and Odebrecht 10% of Veracel.

According to decision of its Board of Directors in 5 July 2000, Aracruz intends to go ahead with its expansion project of 700,000 tons per year, after the signature of the final agreement regarding Veracel, conclusion of negotiations with industrial equipment suppliers and satisfactory conduction of the licensing process for the new forests. Implementation of the Veracel pulp mill will be postponed. It is currently envisaged that the decision to build the Veracel pulp mill will be taken in the end of 2002, subject to international pulp market conditions, with pulp production expected to start three years later. The plantation programme of Veracel in the state of Bahia will continue and be expanded.

The Veracel transaction includes a contract for Aracruz to purchase a total of around 3.5 million cubic metres of wood from Veracel's forest during 2002-2004. For this purpose, Veracel will invest in an ocean barge terminal in Belmonte, Bahia.

The final agreement will be signed after the due diligence process has taken place, which means in the second half of August 2000.

For further information:

Ingvar Petersson, Senior Executive Vice President, Finance and IT,
tel. +46 70 595 7605 or +46 270 313 47
Magnus Diesen, Senior Vice President, Corporate Strategy and Planning,
tel. +358 40 500 6540


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November 19, 2001


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Kai Korhonen to be responsible for Stora Enso's North American operations

Kai Korhonen will become responsible for Stora Enso's North American operations. The position will become effective as soon as the acquisition of Consolidated Papers is realized. Korhonen is presently responsible for Stora Enso's newsprint division, a position he will continue in until the acquisition is completed.

Korhonen, 48, is a member of Stora Enso's Executive Management Group, and has a degree in engineering from the Helsinki University of Technology. He has been employed by Stora Enso since 1977.


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November 19, 2001


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Stora Enso and Vapo Oy Energia agree to increase large-scale use of forest chips in Finland

Stora Enso Forest and Vapo Oy Energia have made an agreement concerning the collection of logging residue. The agreement extends the service Stora Enso provides to forest owners as at the forest owner's request tree branches and tops in regeneration areas can be harvested from areas suitable for collecting logging residue.

Under the agreement, Stora Enso will have first entitlement to utilize chipped logging residue as bio-fuel in its own power plants. This agreement is therefore very important in providing further bio-fuel for Stora Enso.

The agreement will facilitate a marked increase in the utilization of forest chips in Finland and make it more efficient for Vapo Oy Energia to collect logging residue for production of forest chips. It will also make it easier and quicker for a forest owner to regenerate forest. In addition, increased utilization of wood as fuel will contribute to achieving the Kyoto climate targets.

Vapo Oy Energia will collect the logging residue and transport it to fuel terminals for drying and chipping. If the pilot project just started progresses as planned and is considered successful, the agreement covers the collection of material for 300,000 cubic metres of chips in the first year. It will be possible to increase the supply of logging residue chips produced at Vapo's terminals to 400,000 to 500,000 cubic metres per year. About 600,000 cubic metres of chips were produced from logging residue in Finland last year.

The project will start immediately with trials in the Heinola, Riihimäki-Salo and Jyväskylä regions, and it will be extended to eastern and northern Finland this and next year. Experience will be gained in the trials, and among other things data transfer between companies and contractors will be tested.

For further information:
Matti Karjula, Vice President, Regional Procurement, Stora Enso Oyj Metsä, telephone +358 40 520 6240
Juhani Hakkarainen, President, Vapo Oy Energia, telephone +358 400 688 313

www.storaenso.com
www.vapo.fi


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Stora Enso investing in Kotka Mill

Stora Enso's subsidiary, Laminating Papers Oy, is investing in its Kotka Mill. The saturating base kraft capacity of PM1 and the pulp mill will both be increased from 135,000 t/a to 160,000 t/a at a cost of EUR 27 million. The project will be completed by October 2001. This investment will enhance Laminating Papers' competitiveness.

For further information please contact:
Pentti Huhta, Managing Director, Laminating Papers Oy, tel. +358 2046 25203

Laminating Papers Oy, a subsidiary of Stora Enso Oyj, is part of the Stora Enso Packaging Boards Division. It is the leading producer of laminating papers in Europe.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10.5 billion, with some 40,000 employees in more than 40 countries.


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NEW ORGANIZATION FOR STORA ENSO TIMBER

Stora Enso Timber's target is to be the world's leading supplier of wood products. It will supply competitive customer-oriented products to selected customer segments.

A new organization has been appointed to implement this strategy. These appointments will be effective from 1st September 2000, the date on which the new organization becomes operational.

Stora Enso Timber's new organization:
Managing Director Arno Pelkonen
Marketing, Director Pekka Hukkanen
Production, Director Georg Erlacher
Finance & IT, Director Jouni Seppälä
Business Planning, Director Peter Kickinger
Raw Materials & By-Products, Director Elisabet Salander Björklund
Human Resources, Director Tiina Kauppi

Marketing will be divided between three business lines: construction (Matti Mikkola, Business Line Manager), joinery and profiles (Olle Berg, Business Line Manager) and distribution (Eero Larvio, Business Line Manager). Director Georg Erlacher will be responsible for production, which will be divided between Central Europe (Dieter Kainz, Production Group Manager) and the Nordic countries (Pekka Hämäläinen, Production Group Manager). Director Elisabet Salander Björklund will be responsible for raw materials and by-products in Finland, Sweden and Central Europe. Director Jouni Seppälä will be responsible for finance and IT, and Director Peter Kickinger for business planning.

For further information and organization charts: http://www.storaenso.com/timber


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Stora Enso to own 60% of Indonesian plantation project

The Stora Enso subsidiary Nordic Forest Development Holdings Pte Ltd (NFDH), Singapore, has purchased a further 30% of the shares of PT Finnantara Intiga, a joint venture developing a pulpwood plantation in West Kalimantan, Indonesia. The seller was PT Gudang Garam, a major Indonesian cigarette manufacturing company, wishing to concentrate on its core business.

NFDH now holds 60% of the shares. PT Inhutani III, an Indonesian state-owned forest company, holds the remaining 40%.

PT Finnantara Intiga's plantation activities have been on hold due to ownership structure arrangements. The plan now is to activate operations, with a view of producing raw material for pulp industries in the region. Stora Enso will continue to monitor the business environment and review plantation development options accordingly in order to pursue its overall corporate fibre strategy of securing future access to low-cost fibre resources in Asia.

PT Finnantara Intiga was established in 1996. The original aim of the company was to establish approximately 100,000 ha of fast-growing plantations, consisting mainly of Acacia mangium and Acacia crassicarpa tree species. Between 1996 and 1999 it established 23,000 ha of plantations. The target is to reach 50,000 ha of plantations by the end of 2003. The company holds a timber estate concession of almost 300,000 ha.

The joint venture company is fully committed to environmental and social sustainability. Finnantara thus establishes plantations only on degraded areas, such as grassland and bushland. The company has also developed a comprehensive scheme for involving local communities in its operations, and is carrying out extensive research to secure protection of biodiversity.

For further information please contact:
Eero Palokangas, Senior Vice President, Business Development, Tel. +662 267 7268
Ari Mikkilä, Managing Director, PT Finnantara Intiga, Tel. +62 811 574 575


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Stora Enso and Huhtamäki Van Leer form joint venture in packaging for mobile communications

Stora Enso's subsidiary Stora Enso Packaging and Huhtamäki Van Leer have established a joint venture to sell and market packaging solutions to the rapidly growing mobile communications industry. The new company, MCP Solutions Oy, is domiciled in Helsinki.

The products marketed by MCP Solutions will be manufactured at the production plants of its owner companies in Europe, the USA and Asia. MCP Solutions is also collaborating with the Finnish companies Formeca Oy, which supplies packaging machinery, and JOT Automation, which specializes in production automation.

MCP Solutions aims to offer its customers a comprehensive, global service. Its main markets will be Scandinavia, Continental Europe, the USA and China.

Joel Portnoj, previously Huhtamäki Van Leer's Group Vice President New Business Ventures, has been appointed General Manager of MCP Solutions and Juha Haavisto, previously Marketing Manager of Stora Enso Packaging, has been appointed Marketing Manager.

For further information please contact:

Markku Pentikäinen, Managing Director, Stora Enso Packaging, tel. +358 400 498531
Matti Tikkakoski, Executive Vice President, Huhtamäki Van Leer, tel. +358 40 5091 682

Stora Enso Packaging belongs to the Stora Enso Packaging Boards division. It produces corrugated board packages in Finland, Sweden, the Baltic States, Poland and Russia. Sales in 1999 were EUR 235 million. Stora Enso Packaging employs some 1,600 people.

Formed in 1999 through merging the operations of Huhtamäki Oyj (Finland) and Royal Packaging Industries Van Leer N.V. (The Netherlands), Huhtamaki Van Leer is a world leader in several areas of consumer and industrial packaging. The company has some 200 units and 24,000 employees in 54 countries worldwid. Its pro forma sales in 1999 amounted to € 3 billion. The headquarter is located in Espoo, Finland. The parent company, Huhtamäki Van Leer Oyj, is listed on the Helsinki (HEX) and Amsterdam (AEX) Stock Exchanges.


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Stora Enso and Fortum close the deal on sale of power assets

The transaction to sell Stora Enso's power assets outside the mills to Fortum has, as regards the Finnish parts, been closed in Finland today, and will in respect of the Swedish parts be closed on 5 June 2000 in Sweden. The competition authorities have approved the deal. The proceeds will be paid today and on 5 June 2000.


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Jorma Westlund appointed Stora Enso's Senior Vice President, Public Affairs, Finland

Jorma Westlund has been appointed Senior Vice President, Public Affairs, Finland, in Stora Enso's Communications and Investor Relations department effective from 1st June 2000. He will be based at the Group's head office in Helsinki. Westlund is moving to Stora Enso from the Finnish Prime Minister's office, where he was a special advisor to the Prime Minister.


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Stora Enso inaugurates new research centre in Mönchengladbach

Stora Enso has today inaugurated a new Research Centre in Mönchengladbach, Germany. This new site replaces the former Viersen Research Centre. The Mönchengladbach Research Centre has both a regional and global role within Stora Enso. It has group-wide responsibility for research in the areas of process analysis and efficiency, and recycling. The investment in a modern four-colour high performance sheet-fed offset press will provide new services for Stora Enso mills and the market.

The centre has good contacts with many paper industry related research institutes and suppliers, and the main printing press manufacturers.

In his inauguration speech Deputy CEO Björn Hägglund said:

"The new R&D facilities in Mönchengladbach improve the ability of Stora Enso Research to serve its local customers. They also demonstrate our commitment to being an active partner in developing the paper industry cluster in Central Europe and to maintaining Germany as an important source of R&D and technical staff in the global development of Stora Enso."

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. In these product areas, the Group holds a leading global position. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10.5 billion, with some 40,000 employees in more than 40 countries.


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Stora Enso delivered good results in January – March

[May. 4, 2000]

- Sales were EUR 2,992 million (EUR 2,615 million), up 14%.
- Operating profit was EUR 520 million (EUR 305 million), up 70%.
- Profit before taxes and minority interests was EUR 451 million (EUR 233 million).
- Earnings per share were EUR 0.39 (EUR 0.20), up 89%.
- Cash earnings per share were EUR 0.68 (EUR 0.50).
- Cash flow from operations was EUR 608 million (EUR 269 million).

Market outlook

Demand for paper and board has remained strong during the review period. The pulp market has been exceptionally tight, but it h
get equivalent price increases adopted in end products. The market for sawn goods has remained strong, and redwood timber de
have started to recover. The demand for paper and board is expected to be kept firm by good, balanced worldwide economic gro
demand are fairly well balanced, which should provide a sound basis for a prolonged cycle.

Sales and result

Sales for January - March were EUR 2,992 million (EUR 2,615 million). The increase in sales compared with last year is attributal
product prices and delivery volumes. Prices for fine paper and pulp in particular were higher than during the same period last yea
the US dollar, British pound and Swedish krona accounted for 25% of the sales growth. Compared with the last quarter of 1999, s
11% and operating profit by 9%. Operating profit before non-recurring items was EUR 496 million, up 24% on the previous quarte
situation improved.

The operating profit for the period was EUR 520 million, 70% up on last year's figure of EUR 305 million. This increase was due t
prices and volumes, partly offset by higher prices for recycled paper, which rose by over 60% compared with the corresponding p
operating profit includes EUR 24 million on the sale of the Stockholm office in January. The operating profit was 17.4% of sales, 5
points higher than last year. Profitability improved as prices and volumes in all divisions except newsprint and energy were better
newsprint the higher price of recycled paper had an adverse effect on the profitability. Synergy benefits are accumulating as bette

Profit before taxes and minority interests was EUR 451 million (EUR 233 million), an increase of EUR 218 million on the previous
interest on profits was EUR 7 million (EUR 3 million). The profit for the period was EUR 294 million (EUR 155 million).

Earnings per share were EUR 0.39 (EUR 0.20). Return on capital employed was 17.9% (10.7%) and return on equity was 19.4%

Deliveries

Paper and board deliveries amounted to 3,082,000 tonnes (2,927,000 tonnes). Market pulp deliveries to customers outside the G
tonnes. Pulp purchases amounted to 180,000 tonnes. Sawn timber deliveries were 1,159,000 m^3 (1,035,000 m^3).

Investments and restructuring

Capital expenditure totalled EUR 134 million (EUR 193 million). The main investments were the rebuild of Imatra board machine
of sawmills in Sweden and the new fibre line at the Imatra mill. No major new investment decisions were made during the quarter

The acquisitions of Carl Emil A/S and Paperi-Dahlberg Oy In Januaryby Stora Enso Merchants (Papyrus) were entered during the
the acquisition of Carl Emil A/S and Paperi-Dahlberg Oy. In March Corenso, a subsidiary of Stora Enso, signed an agreement to
Van Leer's tube plants in the Netherlands and Sweden.

Financing and cash flow

The cash flow from operations was EUR 608 million (EUR 269 million). The operating cash flow (cash flow from operations minus
amounted to EUR 520 million (EUR 87 million). At the end of the period interest-bearing net liabilities were EUR 5,261 million, do
compared with the end of 1999. Cash reserves and unutilized credit facilities totalled EUR 2.6 billion at the end of the period.

The debt/equity ratio at 31 March was 0.84, compared with 0.90 at the end of 1999. Equity per share was EUR 8.0 (EUR 7.8). Th
304 million for 1999 was deducted from the equity and entered into current liabilities. The date of the payment was 5 April 2000, a
review period.

Acquisition of Consolidated Papers

On 22 February, Stora Enso announced that it is to acquire Consolidated Papers, Inc., which is North America's largest producer
supercalendered printing papers. The deal has already been cleared by US competition authorities and is expected to be closed i
Extraordinary meetings of shareholders of Stora Enso and Consolidated Papers to approve the deal are scheduled for July.

Purchase of remaining STORA shares

The arbitration court has given its judgement regarding the compulsory acquisition of STORA's shares, which is that Stora Enso all the about 4.3 million outstanding STORA shares that it does not already own by paying SEK 95 per share, plus annual intere date of the payment. It is currently expected that payments for these shares will be made beginning in late May.

Effects of the Finnish paper industry strike

All Stora Enso's Finnish production plants were temporarily shut down for 8 days beginning on 11 April by a strike throughout the industry. The strike cost Stora Enso about EUR 100 million in lost sales and about EUR 40 million in lost operating profit.

Key Ratios	I/2000	IV/99	III/99	II/99	I/99	1999
Equity per share, EUR	8.0	7.8	7.4	7.2	6.9	7.8
Earnings per share, EUR	0.39	0.39	0.22	0.18	0.20	0.99
Cash earnings per share (CEPS), EUR	0.68	0.67	0.51	0.47	0.50	2.16
Return on capital employed (ROCE), %	17.9	16.4	11.5	10.3	10.7	12.3
Return on equity (ROE), %	19.4	19.5	11.9	9.9	11.5	12.9
Debt/equity ratio	0.84	0.90	1.01	1.08	1.10	0.90
Equity ratio, %	38.4	38.4	36.1	35.6	34.0	38.4
Operating profit, % of sales	17.4	17.8	12.8	11.1	11.7	13.3
Operating profit before non-recurring items, % of sales	16.6	14.9	12.8	11.1	10.7	12.4
Capital expenditure, EUR million	134	222	171	154	193	740
Capital expenditure, % of sales	4.5	8.2	6.5	5.7	7.4	7.0
Capital employed, EUR million	11,537	11,679	11,686	11,754	11,489	11,679

Magazine paper

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	1,950	437	482	494	538	500	-7
Operating profit	288	59	73	79	76	67	-12
% of sales	15	14	15	16	14	13	
ROOC, %*	14					13	

* ROOC = 100% x operating profit/(Capital employed – net tax liabilities) / operating capital

Magazine paper deliveries totalled 676,000 tonnes, 12% less than in the previous quarter. European magazine paper mills operai Given the background of ongoing healthy economic trends, the outlook for demand this spring and summer is quite promising. Hc the Finnish paper industry caused some turbulence in the market and will have a negative impact on results for the quarter just be

Newsprint

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	1,642	411	389	411	432	416	-4
Operating profit	299	74	62	87	77	61	-21
% of sales	18	18	16	21	18	15	
ROOC, %	20					17	

Newsprint delivery volumes, at 759,000 tonnes, were some 7% lower than in the previous quarter. Stora Enso's mills operated at The outlook for the rest of year is looking healthy. The supply and demand balance is expected to remain tight. However, increas prices will depress profitability.

Fine paper

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	2,163	526	519	523	596	638	+7
Operating profit	195	42	41	44	69	103	+49
% of sales	9	8	8	8	12	16	
ROOC, %	9					18	

Fine paper deliveries totalled 771,000 tonnes, an increase of some 1% on the fourth quarter of 1999. Stora Enso's mills operated The market outlook is expected to continue positive for several months. The coated fine paper capacity will increase due to switc to coated grades.

Packaging boards

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	2,342	565	595	577	604	662	+10
Operating profit	188	47	42	55	44	81	+84
% of sales	8	8	7	10	7	12	
ROOC, %	8					13	

Board and paper deliveries amounted to 876,000 tonnes. Corrugated board deliveries totalled 91 million m^2. The board mills ope capacity. In April Stora Enso ceased production of board at Mölndal. Although the market for packaging boards remained good d quarter, some inventory build-up has occurred. However, the outlook for the second quarter of the year is positive.

Timber

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	1,140	248	306	295	291	298	+2
Operating profit	40	5	15	10	10	23	+130
% of sales	3	2	5	4	4	8	

ROOC, %	9					20	

Deliveries totalled 1,159,000 m^3 during the first quarter, down 6% on the previous quarter. The favourable trend in the timber bus
continue, albeit at a slower pace as the supply is increased by the favourable production conditions in the Nordic countries and C

Market pulp

EUR million	1999	I /99	II /99	III /99	IV /99	I /2000	Change, I/IV %
Sales	958	208	224	253	273	331	+21
Operating profit	95	-4	13	37	50	112	+124
% of sales	10	-2	6	15	18	34	
ROOC, %	8					37	

Market pulp deliveries outside the Group amounted to 305,000 tonnes. Pulp purchases from outside sources amounted to 180,0C
pulp balance of 125,000 tonnes for the period. The low pulp inventories and steady demand for paper and board during the remai
strengthen pulp prices further.

The full report may be obtained from Stora Enso, tel. +358 2046 21294 or +46 8 613 6600 or at www.storaenso.com/investors


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Production restarted at Stora Enso's mills as strike ended

Stora Enso's Finnish production plants restarted production today when the paper industry strike ended. The machines are expected to reach full production capacity within 24 hours of the restart. The strike cost Stora Enso about 100 million euros in lost turnover and about 40 million euros in lost operating profit. The agreement reached is expensive by comparison with the main competing countries, but on the whole already essentially appropriate to EU conditions.

This three-year agreement will increase costs by about 4%. However, it was agreed that the pay rise will be partly related to machine capacity utilization, and working hours will not be reduced for those working in three continuous shifts.

For further information:
Executive Vice President, Communications and Investor Relations, Kari Vainio, tel. +358 2046 21393, +358 40 50010603


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FIRST PRIZE IN BUSINESS-TO-BUSINESS CLASS

Stora Enso Oyj has won first prize in the Vuoden Huiput (Finnish for "Tops of the Year") advertising and graphic design competition for its Roland Garros advertising campaign. Created by the advertising agency hasan & partners, it includes the advertisements "Airing", "Noughts and Crosses" and "Mask". The results of the competition were announced at a gala festival on 13th April 2000.

The creative team for the advertisements comprised Ossi Piipponen/Art Director, Timi Petersen/Copywriter, Petteri Tyynelä/Graphic Finisher, Pirjo Ekholm and Heikki Kauppila/Project Management, Timo Viljakainen/Photographer and Pauliina Desroches and Mikael Simelius/Stora Enso.

Tops of the Year is the most important advertising and graphic design competition in Finland. Its aims are to raise advertising and graphic design standards, to encourage creativity and individuality, to develop design skills and to increase awareness of advertising and graphic design. The Tops of the Year event is organized by Grafia Oy, an association for professional graphic designers.

The prize-winning works can be seen at the Tops of the Year 1999 exhibition open from 15th to 30th April 2000 at Design Forum, Sanomatalo.

Further information: Mikael Simelius, telephone +358 2046 21406,
+ 358 40 551 4714


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November 19, 2001


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Stora Enso and Fortum sign agreement on sale of power assets

Stora Enso has today signed the agreement concerning the sale of its power assets outside the mills in Finland and Sweden based on the letter of intent signed in January by Stora Enso and Fortum. The deal is subject to the approvals of the Finnish and Swedish competition authorities, whose decisions are expected later this spring. The agreement does not include Stora Enso's shares in Pohjolan Voima, and Stora Enso will continue preparations to sell them.

The total asset value of the deal is SEK 15.85 billion (about EUR 1.9 billion) of which SEK 14.20 billion is Fortum's share and SEK 1.65 billion is the share of the regional network in Central Sweden that will be owned by Birka Nät AB, a subsidiary of Birka Energi AB, which is jointly owned by Fortum and the city of Stockholm.

For further information:
Ingvar Petersson, Senior Executive Vice President, tel. +46 70 595 7605


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November 19, 2001


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Strike has stopped production at Stora Enso's Finnish mills

All Stora Enso's Finnish production plants have been temporarily shut down by a strike throughout the Finnish paper industry. In addition to the pulp, paper and board mills, the strike has also shut the packaging mills, chemical plants of the mills and maintenance companies. The strike will cost Stora Enso about 5 million euro per day in lost operating profit. About 40% of Stora Enso's 13.3 million tonnes of annual paper and board production capacity is in Finland. The output lost will be about 15,000 tonnes per day.

The strike throughout the Finnish paper industry began at 2 p.m. today Finnish time (1 p.m. CET) after negotiations failed to reach a successful conclusion late on Monday night. About 30,000 people are on strike, some 8,500 of them from Stora Enso. At present it is difficult to predict how long the strike will continue.

The demands of the strikers for increased pay and reduced working hours are considerably greater than in competing countries. In addition, there are demands relating to the use of outside labour, and to profit-sharing and bonus schemes.

Further information:
Executive Vice President Kari Vainio, tel. +358 2046 21393 or +358 40 5001063


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Appointments at Stora Enso

The General Manager of Stora Enso Imatra Mills, Martti Lamberg, will retire on 1st September 2000, and Markku Pentikäinen, Managing Director of Stora Enso Packaging Oy, has been appointed to succeed him in this post effective from 1st August 2000. Pentikäinen will also co-ordinate human resources issues for Packaging Boards division. He will report to Pekka Laaksonen, Senior Executive Vice President of Stora Enso Packaging Boards.

As Markku Pentikäinen is being transferred to Imatra, Veli-Jussi Potka, Senior Vice President, Controller, has been appointed Managing Director of Stora Enso Packaging Oy effective from 1st August 2000. He will be based in Lahti and report to Pekka Laaksonen.

Bo Eriksson, Senior Vice President, Controller, has been appointed to succeed Potka on 1st August 2000. He will be based in Helsinki and report to Esko Mäkeläinen, Senior Executive Vice President, Accounting and Legal Affairs. Eriksson will move to Helsinki from Falun, Sweden.


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November 19, 2001


STORAENSO
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Cooperation related to the wood trade referred to the Competition Council

After over two years of investigation, the Competition Authority proposes that the Competition Council should conclude that Stora Enso, UPM-Kymmene and Metsäliitto have breached regulations of the Act on Competition Restrictions and impose on each of them a FIM 20 million infringement fine.

In January 1998 the Competition Authority made inspection visits to the offices of various forest companies in different parts of Finland and believed that they had found indications of illegal collaboration in the Mikkeli region. The matter has now been passed for consideration to the Competition Council, where Stora Enso will state its case.

In Stora Enso's opinion, the follow-up meetings under investigation did not affect competition in the wood trade. These meetings, usually summoned by local forest management associations, discussed in general terms how to improve the wood trade and its cost efficiency. In other respects the conclusions of the Competition Authority are inconsistent with Stora Enso's view of the purpose of the meetings.

For further information:
Senior Vice President Voitto Pölkki, telephone +358 2046 23003


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Stora Enso's Annual General Meeting

The Annual General Meeting of Stora Enso Oyj on 21st March 2000 adopted the accounts for 1999 and granted the company's Board of Directors and Chief Executive Officer discharge from liability for the period.

The Meeting approved a proposal by the Board of Directors that a dividend of EUR 0.40 per share be distributed in respect of the 1999 financial year. The dividend will be paid on 5th April 2000 to those shareholders whose names appear in the lists of shareholders kept by Finnish Central Securities Depository Ltd and VPC on 24th March 2000. Shareholders registered with VPC will receive their dividend in Swedish crowns. Shareholders who have not yet transferred their shares to the book entry system must do so in order to receive payment of the dividend.

In his opening speech, Chairman of the Board of Directors, Claes Dahlbäck, elaborated the future strategies of Stora Enso. "The company will focus on three core business areas: publication papers, fine paper and packaging boards – supported by sawn timber and pulp. Capital expenditure should be focused and selective. Non-core assets should either be divested or run for cash and then closed," he said, adding, "Stora Enso will continue to participate in the expected future consolidation of the forest products industry worldwide."

When presenting Stora Enso's results, the company's CEO, Jukka Härmälä, stated that Stora Enso's first year as a united entity was successful. "The organisation performed well and we achieved much more than we initially anticipated. The synergies achieved were more than double the target for 1999 and the key ratios were well in line with financial targets," he said.

Stora Enso's major challenges in 2000, according to Jukka Härmälä, are to complete the merger with synergies, to close the deal with Consolidated Papers and start the integration process, to continue further implementation of the Group strategies and to enhance creation of shareholder value.

The Meeting approved a proposal that the present members of the Board of Directors continue in office until the end of the next Annual General Meeting. The Board of Directors comprises Claes Dahlbäck, Krister Ahlström, Josef Ackermann, Harald Einsmann, Björn Hägglund, Jukka Härmälä, Raimo Luoma, Paavo Pitkänen, Jan Sjöqvist and Marcus Wallenberg.

Pricewaterhouse Coopers Oy and KPMG Wideri Oy Ab will continue as Stora Enso Oyj's auditors. Pekka Nikula and Hannu Niilekselä, respectively, are responsible for the audit.

The Meeting also approved the following proposals by the Board of Directors:

1) The § 3 and 6 of the Articles of Association will be changed as follows:
- the minimum and maximum share capital of the Company is amended into euro denomination so that the minimum share capital is 850,000,000 euros and the maximum share capital is 3,400,000,000 euros
- the nominal value of the shares is abolished
- the provision in paragraph 6 concerning the authorisation to sign for the company is amended.

2) The share capital will be increased through a bonus issue of 13,769,143.87 euros by transferring the mentioned funds from the reserve fund to the share capital. As a result of the share issue the counter value of shares will be 1.70 euros. The share capital will be increased from 1,277,985,527.43 euros to 1,291,754,671.30 euros. No new shares are issued in the bonus issue and the number of shares does not change.

3) The Board of Directors is authorised to acquire and dispose of the Company's own shares as follows:

The Board of Directors has the right to acquire in the relation of the share classes not more than 10,446,000 A-shares of the company and not more than 27,541,000 R-shares of the company with funds that can be used for the distribution of profits, however in a manner that the aggregate counter-value of the shares owned by the Company or its subsidiaries or the voting

power thereof do not exceed five (5) per cent of the share capital or the voting power of the shares of the Company.

Shares may be acquired otherwise than in proportion to the holdings of the shareholders by purchasing shares at a public trade for the market price at the public trade at the time of the acquisition.

Shares can be acquired in order to improve the capital structure of the Company, to be used in financing acquisitions or other transactions, or otherwise to be disposed of or redeemed. The redemption of shares requires a separate decision of the General Meeting of Shareholders to decrease the share capital of the company.

The Board of Directors has the right to dispose of not more than 10,446,000 A-shares and not more than 27,541,000 R-shares acquired by the company.

The Board of Directors is authorised to decide on to whom and on the procedure on which own shares are to be disposed of. Shares can be disposed of by derogation from the pre-emptive right of a shareholder to acquire shares, in possible business acquisitions or other transactions or they can be sold at a public trade.

The Board of Directors decides on the disposal price and on the basis for the calculation of the disposal price and the shares can be disposed of against in-kind consideration other assets than money.

Other issues related to the acquisition or disposal of own shares will be decided on by the Board of Directors.

The authorisations are valid until 20 March 2001.

At its meeting held after the AGM, the Board elected from among its members Claes Dahlbäck as its Chairman and Krister Ahlström as Vice Chairman.

The Board of Directors also decided to continue the annual rolling incentive scheme initiated in 1999. Some 200 Group key employees from about 15 different countries will be offered options in 2000, as was the case last year. The aim is to provide an incentive scheme that contributes to the long-term commitment of persons in managerial and specialist positions.

The strike price of the options shall be the average share price in the period of three days prior and after the Annual General Meeting plus 10%. The options can be exercised between 1st April 2003 and 31st March 2007. They are financially hedged and will not dilute existing shares. The option scheme comprises a total of some 3,000,000 options. Depending on local circumstances, the participants will either receive a payment in cash (difference between the strike price and the share price at the time of exercise) or an option to purchase already issued shares (not new). Options are not transferable and expire if the employee leaves the company.

Most Stora Enso employees belong to various bonus schemes. In addition to the option scheme, there is a bonus scheme for middle and top management linked to the corporate ROCE target of 13% and individual business targets. For the rest of the personnel there is a performance-based bonus scheme. Initially the scheme will cover Finland, Sweden and a few other countries and may later be implemented in all countries.

www.storaenso.com

Stora Enso Oyj, domiciled in Finland, is one of the world's leading forest product companies. Core businesses include magazine papers, newsprint, fine papers and packaging boards. In these product areas the Group holds a leading global market position. Stora Enso also conducts extensive sawmilling operations. The Group has annual sales of approximately EUR 10.5 billion, and some 40,000 employees in more than 40 countries. The company's shares are listed on the Helsinki and Stockholm stock exchanges.


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November 19, 2001


STORAENSO
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Corenso acquires tube plants in the Netherlands, Sweden and Spain

Corenso United Oy Ltd and Huhtamäki Van Leer Oyj have signed an agreement whereby Corenso acquires Huhtamäki Van Leer's tube plants in the Netherlands and Sweden. ES & ES Verpakkingen B.V. in Edam, the Netherlands, manufactures tubes i.a. for household foil, fax paper and cash register industries. The tube plant in Säffle, Sweden, manufactures heavy-duty cores for the paper and board industries. The aggregate annual sales of the two factories were EUR 10 million.

In addition, Corenso's French subsidiary, Corenso France, has acquired a 14% minority share in the Spanish tube manufacturer Alpesa S.L., which has two tube plants, located in Valencia and Cordoba, with total annual sales of EUR 6 million.

The acquisitions will strengthen Corenso's position in Europe by increasing the own tube production capacity.

For further information, please contact:
Mr. Pekka Harkki, Managing Director, Corenso United Oy Ltd, Tel. +358 2046 27530, Mobile +358 400 406 523

Corenso United Oy Ltd is a subsidiary of Stora Enso Oyj with UPM-Kymmene Oyj (Champion International) as a minority shareholder. Corenso owns two coreboard mills in Finland and one in France. The new acquisitions give Corenso full or majority ownership of three tube plants in Finland, and one each in UK, Germany, Spain, the Netherlands, and Sweden. In Spain Corenso also has minority holdings in three other tube plants. Corenso uses recycled fibre as raw material and specialises in recycling-use multimaterial packages such as liquid packages and laminated wrappings. Corenso is Europe´s biggest manufacturer of coreboard, and after these acquisitions, total annual sales are on a level of EUR 140 million (consolidated 1999 figures). Corenso has 615 employees, of whom 300 are based in Finland.


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November 19, 2001


STORAENSO
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Stora Enso to acquire Consolidated Papers for EUR 4.9 billion

Stora Enso to acquire Consolidated Papers for EUR 4.9 billion

Stora Enso's strategic rationale for the acquisition includes: the opportunity to expand into the World's largest paper market by acquiring the premier coated and supercalendered paper producer with leading market positions in Stora Enso's core paper grades, creating a powerful North American platform for future growth.

Helsinki, Finland and Wisconsin Rapids, Wisconsin (February 22, 2000) – Stora Enso Oyj (Helsinki Stock Exchange: STERV and Stockholm Stock Exchange: STER) today announced that it has reached an agreement to acquire Consolidated Papers, Inc. (NYSE: CDP) in a transaction valued at EUR 4.9 billion (USD 4.8 billion), including assumed net debt of EUR 0.9 billion (USD 0.9 billion). The combined enterprise will be the largest producer of paper and board by capacity world-wide, with total 1999 sales of approximately EUR 12.4 billion (USD 13.2 billion) and total paper capacity of approximately 15 million metric tonnes.

Under the terms of the agreement, all of the issued and outstanding shares of Consolidated Papers will be converted, at the election of the holder, into cash or Stora Enso ADRs (American Depositary Receipts representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADRs, with a value of USD 44.00 per Consolidated Papers share. Each ADR will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADRs will be pro rated, to the extent necessary, so as to maintain a 50% cash and 50% ADR aggregate consideration mix. The exchange ratio for Consolidated Papers shares converted into ADRs will be between 2.678 and 3.621 ADRs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide USD 44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADRs for each Consolidated Papers share if Stora Enso Series R shares are then trading at a EUR trading price higher than a USD 16.43 equivalent and will be fixed at 3.621 ADRs if the Series R shares are then trading below a USD 12.15 equivalent.

The transaction has been unanimously approved by the boards of directors of both companies. The transaction is subject to regulatory approval and the approval of the shareholders of both companies. Assuming 140 million Stora Enso Series R shares are issued, Consolidated Papers shareholders would receive approximately a 15.5% economic interest and 5.0% of the vote in Stora Enso.

The transaction values Consolidated Papers' total equity at EUR 4.1 billion (USD 4.0 billion) or USD 44.00 per share. This represents a premium to Consolidated Papers' shareholders of 69% based on a February 18 closing price of USD 26.00, and is 34% above the 52-week high price of USD 32.88. Stora Enso will account for the transaction as a purchase and the transaction goodwill is estimated to aggregate approximately EUR 2.8 billion (USD 2.7 billion). Management estimates that the transaction will be accretive in the first full year to cash earnings per share and dilutive after amortization of goodwill. The transaction is expected to qualify for tax-free treatment to the extent Stora Enso ADRs are received in exchange for shares of Consolidated Papers.

Stora Enso management expects that the ADRs will be registered and listed, and the transaction closed, by August 2000. The ADR program is designed to establish a liquid market with an estimated initial float of approximately USD 2 billion. In the event that the ADRs have not been registered and listed by October 31, 2000, Stora Enso will complete the transaction on a 100% cash basis at USD 44.00 per Consolidated Papers share.

Within Europe, Stora Enso is one of the two largest producers of lightweight coated and SC paper used in magazines, and coated fine papers used in higher quality publications, such as annual reports and marketing brochures. Consolidated Papers has similar strengths in North America in these three grades. Consolidated Papers' marketing network will provide additional distribution for approximately 900,000 metric tonnes of paper currently exported by Stora Enso to the United States.

The companies anticipate annual pre-tax operating synergies of approximately USD 110 million. These synergies will be

achieved through sales and logistics optimization, best manufacturing practices, and purchasing efficiencies. Approximately USD 90 million of the savings are expected to be realized by the end of 2001 with the full amount achieved in 2002.

Jukka Härmälä, Chief Executive Officer of Stora Enso, stated, "This acquisition marks the first major step toward the successful execution of our North American strategy. With approximately 13 million tonnes of manufacturing capacity in Europe, and the integration of Stora and Enso behind us, the further development of our manufacturing base in North America is our highest priority. We believe that Consolidated Papers represents an ideal strategic fit for our business. We are particularly attracted by Consolidated Papers' narrow product focus, the 100-year reputation of the business and its outstanding customer relationships. The addition of its leading North American market share, excellent management team and dedicated employees provides our combined forces with a strong competitive position in the global marketplace."

George W. Mead, Chairman of Consolidated Papers, will be invited to join the Stora Enso Board of Directors. Commenting on the acquisition, Mr. Mead stated, "Consolidation in the paper industry is accelerating. Our company has been extremely successful in building an admired franchise in North America. Throughout the long history of our company, the management team and employees have consistently rewarded shareholders with some of the best financial results in the industry. We believe that the future success of the business and the ability to serve our loyal customer base will be enhanced by being a central part of the North American strategy of a global company such as Stora Enso."

About Stora Enso

Stora Enso is one of the world's leading forest industry companies. Stora Enso was formed through the merger of Finnish Enso and Swedish STORA at the end of 1998. To date this combination has been extremely successful, with synergies more than double targeted levels. Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

About Consolidated Papers

Consolidated Papers is headquartered in Wisconsin Rapids, Wisconsin, and is North America's largest producer of coated paper and SC printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers has an excellent reputation as an industry leader, driven by its strong marketing network and customer relationships. Consolidated Papers employs about 6,800 people and operates manufacturing facilities in Biron, Kimberly, Niagara, Stevens Point, Whiting and Wisconsin Rapids, Wisconsin, as well as in Duluth, Minnesota. Consolidated Papers owns and manages nearly 700,000 acres of forestland in Wisconsin, Michigan, Minnesota and Ontario, Canada.

Advisors

Stora Enso was advised on the transaction by Salomon Smith Barney Inc. Consolidated Papers was advised by Goldman, Sachs & Co.

* * *

This press release contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Consolidated Paper's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in this press release, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the Securities and Exchange Commission by Stora Enso Oyj and Consolidated Papers, Inc. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Stora Enso Oyj and Consolidated Papers, Inc. at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Stora Enso by contacting Stora Enso Oyj, Attention: Maija Harsu, Investor Relations, Kanavaranta 1, P.O. Box 309, FIN-00101 Helsinki, Finland, and/or Consolidated Papers, Inc. by contacting Consolidated Papers, Inc., Attention: Tim Laatsch, Corporate Communications, 231 First Avenue North, P.O. Box 8050, Wisconsin Rapids, Wisconsin 54495-8050.

Consolidated Papers, Inc., its directors, executive officers and certain other members of Consolidated Papers management and employees may be soliciting proxies from Consolidated Papers shareholders in favor of the merger. Information

concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

For Additional Information:
Jukka Härmälä, CEO, Stora Enso, tel. +358 2046 21404
Björn Hägglund, Deputy CEO, Stora Enso, tel. +46 70 528 2785
Esko Mäkeläinen, SEVP, Accounting and Legal Affairs, Stora Enso, tel. +358 2046 21450
Ingvar Petersson, SEVP, Chief Financial Officer, Stora Enso, tel. +46 8 613 6600
Scott Deitz, Director of Public Affairs, Consolidated Papers, tel. +1 715 422 1521

www.storaenso.com

www.storaenso.com/investors

www.consolidatedpapers.com

You are cordially invited to press conferences to be organised as follows;
At 11.00 a.m. (Swedish time) in Stockholm, Västra Trädgårdsgatan 15.
At 12.00 a.m. (Finnish time) in Helsinki, Wanha Satama, Pikku Satamakatu 3
At 4.00 p.m. (Finnish time) telephone conference. The European dial in number is + 44 181 781 0597, UK dial in number is 0181 781 0597 and US dial in number is 1 888 689 9341.

Instant replay:
Europe: +44 181 288 4459, access code 653662
UK: 0181 288 4459, access code 653 662
USA: +1 703 736 7336, access code 653662




STORAENSO
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Stora Enso's financial results for 1999

	1999	1998	I/99	II/99	III/99	IV/99
Sales, EUR million	**10,636**	10,490	2,615	2,706	2,624	2,691
Operating profit, EUR million	**1,418**	719	305	299	336	478
Operating profit, % of sales	**13.3**	6.9	11.7	11.1	12.8	17.8
Profit before tax and minority interests, EUR million	**1,151**	339	233	226	253	440
Profit for the period, EUR million	**752**	191	155	136	167	294
Return on capital employed, %	**12.3**	6.2	10.7	10.3	11.5	16.4
Debt/equity ratio	**0.90**	1.05	1.10	1.08	1.01	0.90
Earnings per share, EUR	**0.99**	0.25	0.20	0.18	0.22	0.39
Dividend per share, EUR (*proposed)	***0.40**	0.35				

Year 1999
· Paper and board demand improved in second half of 1999.
· Sales rose by 1.4% due to improved prices and higher deliveries.
· Synergy benefits amounted to EUR 113 million; more than double the targeted EUR 50 million for 1999.
· Approximately EUR 30 million of the efficiency programme was realised.
· The proposed dividend is EUR 0.40 giving a payout ratio 40%.
· Demand for forest products is expected to develop favourably in 2000. Pulp prices are expected to strengthen as well as the prices of fine paper and most packaging board grades while those of magazine papers and newsprint are expected to remain stable.

Fourth quarter 1999
· Sales for the last quarter of 1999 totalled EUR 2,691 million, up 2.5% on the third quarter.
· Operating profit amounted to EUR 478 million.
· Profit before tax and minority interests was EUR 440 million.

Markets and deliveries
Demand increased clearly on the main West European markets thanks to favourable economic development. The continuing positive trend on the U.S. market, together with the improvement in the Asian economy, had a favourable impact on product demand. Paper and board deliveries totalled 11,995,000 tonnes (11,758,000). Deliveries of market pulp outside the Group amounted to 1,251,000 tonnes (1,107,000). Pulp purchases from outside sources amounted to 750,000 tonnes (732,000). Sawn timber deliveries were 4,637,000 cubic metres (2,764,000).

Sales and financial results
Sales for the year were EUR 10,636 million, up 1.4% on the previous year. Growth was largely attributable to increased deliveries particularly from Holzindustrie Schweighofer AG and the Oulu and Port Hawkesbury mills. The acquisition of Holzindustrie Schweighofer in December 1998 raised sales by EUR 381 million. Sales were boosted by the rise in prices of pulp and timber whereas the decline in average prices of fine paper, magazine paper, newsprint and packaging boards had a contracting impact. The divestment of technical office paper operations in December 1998 and of the Tervakoski Oy and Danish Dalum mills in February 1999 reduced sales by EUR 375 million.

Operating profit for the year was EUR 1,418 million, 13.3% of sales. Operating profit includes profits from sale of assets and other non-recurring items in a total of EUR 103 million. Before non-recurring items operating profit was EUR 1,315 million, 12.4% of sales. In 1998 operating profit before non-recurring items was EUR 1,190 million, 11.3% of sales. The growth in operating profit was positively affected by the increase in production volumes and deliveries, synergies and the rise in pulp and sawn timber prices. Efficiency program proceeded as planned, and about EUR 30 million was realised during the year. Operating profit includes EUR 49 million from proprietary security trading wound up before the year end and booked as other operations. Profitability was weakened by the drop in prices and low capacity utilisation resulting from lack of orders for the Skoghall mill's board machine no. 8. Improved results were reported by magazine paper, fine paper, sawn timber, pulp and forest product areas and weaker results by newsprint, packaging boards, merchants and energy.

Profits from sale of assets and other non-recurring items totalling EUR 103 million consist of the sale of Tervakoski Oy's assets and operations (EUR 25 million) and transaction with Teollisuuden Sähkönmyynti including the sale of PVO C shares (EUR 48 million). In depreciation is included a EUR 30 million income caused by a cumulative change in estimates related to depreciation of capitalised interests.

Merger and restructuring expenses for the year totalled EUR 85 million, and were covered from provisions made in 1998 accounts. The main items relate to the marketing network, merchants, the Mölndal board mill and the establishment of the Falun mine foundation. Remaining provisions for future restructuring costs amount to EUR 63 million.

Depreciation according to plan was EUR 893 million. In 1998 depreciation was EUR 1,151 million including a non-recurring write-down on fixed assets and goodwill items totalling EUR 260 million.

Net interest expenses for the period were EUR 302 million, 2.8%of sales. This was EUR 49 million less than in the previous year as a result of the drop in interest rates and decline in net-liabilities. Exchange rate gains for the year were EUR 32 million against losses of EUR 30 million. Dividend income was EUR 4 million.

Profit before tax and minority interests was EUR 1,151 million, EUR 812 million more than in the previous year. Profit before taxes and minority interests is EUR 329 million higher than the 1998 adjusted profit before tax and minority interests.

Taxes for the year were EUR 394 million, 34% of the pre-tax profit. The tax rate for the preceding year is not comparable due to significant non-recurring items and non-deductible expense items.

Minority interests were EUR 5 million. Profit for the period was EUR 752 million. Earnings per share were EUR 0.99 compared with EUR 0.25 in 1998.

Return on capital employed (ROCE) was 12.3% and return on equity 12.9%. When compared with the 1998 figures before non-recurring items the figures were 10.2% and 10.6% respectively.

Fourth quarter result
Sales for the last quarter totalled EUR 2,691 million and operating profit EUR 478 million. Operating profit before non-recurring items was 14.9% of sales. As a result of higher deliveries and improved prices of pulp, fine paper and packaging boards operating profit before non-recurring items was EUR 64 million higher than that for the third quarter. Profit before taxes and minority interests was EUR 440 million.

Major changes in Group composition
In February, in line with its business strategy, the Group sold the assets and business operations of Tervakoski Oy and the Danish Dalum mill. The total sales price of these transactions amounted to EUR 120 million.

In July, in line with the decision of the EU competition authorities on 25 November 1998, Stora Enso sold its Pure-Pak processing unit to Elopak Oy.

Pursuant to the merger a large number of internal changes have been made in the Group's legal structure as well as in the names of subsidiaries. Among other things the German holding companies were merged, as were the various sales companies in the marketing and sales network.

In December the shares of Stora Enso Timber AB were transferred to the ownership of Stora Enso Timber Oy. Following the transaction the minority shareholding in Stora Enso Timber Oy is 26.5%.

Financing
The cash flow from operations during the year under review was EUR 2,027 million, compared with EUR 2,152 million in 1998. Cash flow less capital expenditure was EUR 1,425 million, up EUR 516 million on the previous year.

Shareholders' equity at the year end was EUR 5,953 million. Equity per share was EUR 7.84, an increase of EUR 0.91 on 1998. During the annual conversion period of A shares to R shares, 6-24 September 1999, 2,690 exchange requests were made pursuant to which 34,443,467 A shares were exchanged for R shares. In October 30,000 and in December 246,000 new R shares were subscribed under the bond loan with warrants issued to the management on 10 April 1997. The shares subscribed in December (246,000) were registered on 26 January 2000. Consequently at the year end Stora Enso had 208,951,188 A shares and 550,658,501 R shares. Subsequent to the registration of the new R shares the numbers are 208,951,188 A shares and 550,904,501 R shares. As of 26 January 2000 the share capital is FIM 7,598,556,890.

The Group's debt/equity ratio at the year end was 0.90, down from 1.05 one year earlier. Major factors affecting the ratio were profit for the year and the sale of assets. Interest-bearing net liabilities at the close of the year totalled EUR 5,524 million, down EUR 296 million on 1998. Translation differences in consolidation increased equity and minority interests by EUR 184 million and interest-bearing net liabilities by EUR 287 million. Capital employed averaged EUR 11,522 million, a decrease of EUR 98 million on the previous year.

No significant debt financing arrangements were made during the year.

Capital expenditure
Capital expenditure amounted to EUR 740 million. The main investments were the rebuild of the Gruvön recovery boiler (EUR 45 million), the new fibre line at the Imatra mill (EUR 44 million), the Maxau magazine paper machine no. 8 (EUR 34 million), the rebuilds of the Grycksbo fine paper machine no. 10 (EUR 24 million), the Veitsiluoto fine paper machine no. 2 (EUR 20 million), board machine no. 3 at the Fors mill (EUR 14 million), and the new sawmill at Plana (EUR 27 million).

The Imatra fibre line investment will secure the quality and competitiveness of integrated pulp and board production. The new line replaces fibre line 1 built during the 1950s which no longer conforms to environmental requirements. The investment will be implemented over three years and the estimated cost is EUR 365 million.

In October Stora Enso decided on the modernisation of the Ala, Kopparfors and Gruvön sawmills in Sweden at a cost of EUR 49 million, the Imatra board machine no. 4 (EUR 37 million) and the expansion of the Hylte mill's sewage treatment plant (EUR 28 million).

Negotiations to find a new industrial partner for the Veracel project in Brazil continues. Stora Enso is prepared to lower its ownership to 30-35%. Veracel project is part of the Group's fibre strategy to have access to short-fibre pulp for own use.

Research and Development

The Group has continued to emphasise its R&D work and product development in all its core businesses. The Group's R&D expenditure amounted to EUR 84 million (EUR 80 million), which is 0.8% of sales.

Personnel

The average number of employees during the year was 40,226, which is 761 fewer than in 1998. The average number of personnel rose as a result of the Suzhou and Schweighofer Holtzindustrie acquisitions and decreased as a result of the divestment of Tervakoski, Dalum and the technical office papers and of other measures implemented to improve efficiency. At the year end the number of employees totalled 39,053, down 1,552 on the previous year. The 1998 personnel figures have been adjusted in line with new unified calculation principles.

Purchase of remaining STORA shares

In January 1999 Stora Enso initiated the compulsory redemption of STORA shares, offering to purchase Stora A and B shares at a price per share of SEK 88. During the year under review 8,231,180 shares were purchased for an aggregate price of EUR 83 million. At the year end Stora Enso held 98.7% of the shares. The compulsory redemption procedure has been referred to arbitration and is still under consideration.

Merger process

The merger process has proceeded according to plan. The divisions have worked as combined entities from the beginning of the year. The marketing network was successfully consolidated and we have been able to retain our market shares. In August the Group published its future strategy together with its plan for incentive schemes and bonus programmes for employees. Synergy benefits during 1999 totalled EUR 113 million which is more than double the estimate for the year and means that we have been able to accelerate the synergy realisation process to reach the total synergies of EUR 300 million. Synergies were the greatest in magazine paper, fine paper and timber products. The main synergy sources were purchasing and logistics, sales and administration as well as production streamlining.

Issues outstanding with the competition authorities

Stora Enso has given its reply to a statement of objection from the European Commission relating to newsprint producers' operations during 1989-1995. At the end of September it also gave its response to the Finnish Competition Authority to a claim of alleged illegal co-operation between forest companies in respect of wood purchases in Finland. No provision has been made in the accounts in respect of these.

Turn of the millennium

The turn of the millennium brought no problems for Group operations. Preparations had been made under the two and a half year Y2k project, the total costs of which were approximately EUR 36 million.

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Stora Enso delivers improved results

The year 1999 started with weak demand and low prices but the market strengthened due to economic growth towards the end of the year. Sales rose by 1.4% to EUR 10,636 million as a result of increased deliveries and higher prices especially in pulp and sawn timber. Profit on operations amounted to EUR 1,418 million, 13.3% of sales. Operating profit includes EUR 103 million from non-recurring items e.g. the sale of Tervakoski Oy's assets, Teollisuuden Sähkönmyynti transaction including the sale of PVO shares. Profit before tax and minority interests was EUR 1,151 million.

Paper and board deliveries totalled 11,995,000 tonnes (11,758,000). Deliveries of market pulp outside the Group amounted to 1,251,000 tonnes (1,107,000). Pulp purchases from outside sources amounted to 750,000 tonnes (732,000). Sawn timber deliveries were 4,637,000 cubic metres (2,764,000).

Realisation of synergies accelerating
The synergy benefits amounted to EUR 113 million, whicht is more than double the targeted EUR 50 million for 1999. This means that Stora Enso has been able to accelerate the synergy realisation process to reach the total synergies of EUR 300 million. Synergies were greatest in fine paper, magazine paper, and timber products. The main synergy sources were purchasing and logistics, sales and administration as well as production streamlining. Productivity programme proceeded as planned, and about EUR 30 million was realised during the year.

Key ratios well in line with financial targets
Return on capital employed (ROCE) was 12.3%, the target being 13% over the cycle. The debt/equity ratio was 0.90, the target being below 1. Stora Enso has also set itself the objective that the capital expenditure should not exceed the level of depreciation. Capital expenditure amounted to EUR 740 million, 17% below the depreciation figure of EUR 893 million.

Dividend
Proposed dividend is EUR 0.40 compared to 0.35 in 1998, giving a payout ratio of 40%.

Fourth quarter exceeds expectations
Fourth quarter sales amounted to EUR 2,691 million, up 2.5% on the third quarter. Operating profit was EUR 478 million, which is 14.9% of sales before non-recurring items. Operating profit before non-recurring items was EUR 64 million higher than in the third quarter due to higher deliveries and improved prices of pulp, fine paper and packaging boards. Profit before tax and minority interests was EUR 440 million.

"The merger process has proceeded according to plan and we have actually been able to accomplish more than we originally anticipated. The organisation performed well and we did not suffer from any major customer losses. The key to our success has been large and modern machinery, a strong marketing network and good people. Looking ahead, our priority is to remain a customer-focused company. We will enhance performance by intensifying customer services, by modern techniques in order handling, by optimising existing assets, achieving synergies and reducing costs. We will exploit opportunities for growth through acquisitions, simultaneously seeking financial strength and flexibility through the disciplined use of capital", says Jukka Härmälä, Stora Enso CEO.

Outlook for 2000
The positive trend in the international economy is expected to continue. This will have a favourable impact on demand for forest products. Producer pulp inventories are at their lowest since 1994/95 and demand is lively, giving rise to expectations of a further strengthening in pulp prices. Good demand for fine paper is expected to continue and improve the prices. Strengthening demand for packaging board is likewise expected to somewhat boost prices of cartonboards, corrugated boards and containerboards during the spring. Prices of redwood timber are at a low and are expected to improve, albeit slowly. Prices of magazine papers and newsprint are expected to remain stable. An improvement in Group profitability is anticipated.

Key financial figures

	1999	1998	I/99	II/99	III/99	IV/99
Sales, EUR million	10,636	10,490	2,615	2,706	2,624	2,691
Operating profit, EUR million	1,418	719	305	299	336	478
Operating profit, % of sales	13.3	6.9	11.7	11.1	12.8	17.8
Profit before tax and minority interests, EUR million	1,151	339	233	226	253	440
Profit for the period, EUR million	752	191	155	136	167	294
Return on capital employed, %	12.3	6.2	10.7	10.3	11.5	16.4
Debt/equity ratio	0.90	1.05	1.10	1.08	1.01	0.90
Earnings per share, EUR	0.99	0.25	0.20	0.18	0.22	0.39
Dividend per share, EUR (* proposed)	*0.40	0.35				
No. of employees	40,226	40,987				

Additional information

Kari Vainio, Executive Vice President, Corporate Communications and Investor Relations, tel. +358 2046 21393.

The full report may be obtained from Stora Enso Oyj, tel. +358 2046 21294

or tel. +46 8 613 66 00 or at www.storaenso.com

A video play of the press conference is available on storaenso.com/investors at 7.00 p.m. on 10 February.

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Stora Enso's Board proposals to the Annual General Meeting

Stora Enso's Board has in its meeting today decided to propose the following to the Annual General Meeting to be held in Helsinki on 21 March 2000.

The matters set out in §14 of the Articles of Association.

The proposal of the Board of Directors to change § 3 and 6 of the Articles of Association. The proposal include the following:

to amend the minimum and maximum share capital of the Company into euro denomination so that the minimum share capital is 850,000,000 euros and the maximum share capital is 3,400,000,000 euros
to abolish the nominal value of the shares
to amend the provision in paragraph 6 concerning the authorisation to sign for the company
The proposal to change the share capital into euro denomination and to increase the share capital through a bonus issue.

The share capital is changed into euro denomination and the share capital is increased through a bonus issue of 13,769,143.87 euros by transferring the mentioned funds from the reserve fund to the share capital. As a result of the share issue the counter value of shares will be 1.70 euros. The share capital will be increased from 1,277,985,527.43 euros to 1,291,754,671.30 euros. No new shares are issued in the bonus issue and the number of shares does not change.

The proposal to authorise the Board of Directors to acquire own shares to the company as follows:

The Board of Directors has the right to acquire in the relation of the share classes not more than 10.446.000 A-shares of the company and not more than 27.541.000 R-shares of the company with funds that can be used for the distribution of profits, however in a manner that the aggregate counter-value of the shares owned by the Company or its subsidiaries or the voting power thereof do not exceed five (5) per cent of the share capital or the voting power of the shares of the Company.

Shares may be acquired otherwise than in proportion to the holdings of the shareholders by purchasing shares at a public trade for the market price at the public trade at the time of the acquisition.

Shares can be acquired in order to improve the capital structure of the Company, to be used in financing acquisitions or other transactions, or otherwise to be disposed of or redeemed. The redemption of shares requires a separate decision of the General Meeting of Shareholders to decrease the share capital of the company.

The Board of Directors decides on other issues related to the acquisition of own shares.

The authorisation is valid until 20 March 2001.

The proposal to authorise the Board of Directors to dispose of own shares of the Company as follows:

The Board of Directors has the right to dispose of not more than 10.446.000 A-shares and not more than 27.541.000 R-shares acquired by the company.

The Board of Directors is authorised to decide on to whom and on the procedure on which own shares are to be disposed of. Shares can be disposed of by derogation from the pre-emptive right of a shareholder to acquire shares, in possible business acquisitions or other transactions or they can be sold at a public trade.

The Board of Directors decides on the disposal price and on the basis for the calculation of the disposal price and the shares can be disposed of against in-kind consideration other assets than money.

The Board of Directors decides on other issues related to the disposal of own shares.

The authorisation is valid until 20 March 2001.

The Annual General meeting will be held on 21 March 2000 at 4.00 p.m. at the Marina Congress Center, Katajanokanlaituri 6, Helsinki, Finland.

Additional information
Jyrki Kurkinen, General Councel Councel, tel. +358 2046 21210
Johan Feldreich, Deputy Legal Councel, tel. +46 23 78 00 00



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November 19, 2001


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Stora Enso and Fortum reached agreement on Stora Enso's power assets

Stora Enso and Fortum reached agreement on Stora Enso's power assets

Stora Enso Oyj and Fortum have signed a letter of intent concerning the sale of the main part of Stora Enso's power assets outside the mills to Fortum group companies or designates. The asset value is SEK 15,850 million (EUR 1,850 million). The capital gain will amount to about EUR 540 million before tax (425 million after tax). The closing of the deal is intended to take place this spring after the approval of the competition authorities.

In addition to electricity generation, the deal covers regional distribution networks and power sales contracts in Sweden. The number of personnel involved is 200, all of them in Sweden.

The agreement does not include the shares in Pohjolan Voima (PVO), and Stora Enso will continue to sell the shares.

The deal is in line with Stora Enso's announcement from last August to sell part of the power assets. Based on the letter of intent, the total selling price together with the PVO shares will exceed the originally indicated amount of EUR 2 billion.

The letter of intent covers a total of 1,511 MW of electricity generation capacity in Finland and Sweden, regional electricity distribution networks in central Sweden and power sales contracts in Sweden. 1,096 MW of the capacity is hydro power, 159 MW of which is in Finland and 937 MW in Sweden. The nuclear power capacity totals 301 MW in Sweden.

In addition, Stora Enso and Fortum have agreed on electricity and power deliveries.

Additional information:
Mr Ingvar Petersson, Senior Executive Vice President, tel. +46 8 613 6616 or +46 70 595 7605.
Mr Esko Mäkeläinen, Senior Executive Vice President, tel. +358 2046 21450

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10 billion, with some 40,000 employees in more than 40 countries.


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November 19, 2001


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STORA ENSO REGISTERS NEW SHARES

With reference to the press release of 30 December 1999, a total of 246,000 new Stora Enso Oyj Series R shares will be entered in the Trade Register today, 26 January 2000. Stora Enso Oyj's new share capital will be FIM 7,598,556,890 and the number of shares 759,855,689, comprising 208,951,188 Series A shares and 550,904,501 Series R shares.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10 billion, with some 40,000 employees in more than 40 countries.


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November 19, 2001


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APPOINTMENT IN STORA ENSO INTERNAL AUDIT

Mr Risto Suuraho has been appointed head of Stora Enso Internal Audit effective July 1, 2000. Mr Suuraho will succeed Mr Seppo Schildt who assumes responsibility for financial administration, legal matters and tax control at FPB Holding AG in Düsseldorf. Mr Suuraho's office is in Helsinki.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10 billion, with some 40,000 employees in more than 40 countries


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November 19, 2001


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STORA ENSO TO CEASE BOARD PRODUCTION IN MÖLNDAL

STORA ENSO TO CEASE BOARD PRODUCTION IN MÖLNDAL

To safeguard the profitability and thus the continued long-term operations of its mill in Mölndal, Sweden, Stora Enso intends to cease production of board during April 2000 at which time the mill's resources will concentrate solely on the production of paper. Some 200 of the mill's 530 employees are affected by the shutdown. Codetermination discussions with local unions will be initiated immediately. The restructuring provisions made in the 1998 accounts will cover the cost of the shutdown.

Part of Stora Enso's strategy is to prioritize the investment of resources in the Group's large and cost-effective mills. Stora Enso Mölndal has relatively small machines for the production of primarily special grades on two paper machines and one board machine, which is considered too small to be competitive. Accordingly, during the past year Stora Enso has made efforts to sell the entire mill to another party willing to take over both paper and board production, but has been unsuccessful in finding a buyer.

On the board side, European markets are currently characterized by surplus capacity, which is exerting pressure on sales prices. Average capacity utilization of the board machine in Mölndal has been very low in recent years causing profitability to deteriorate. The mill has an annual board production capacity of 45,000 tonnes. It is estimated that approximately half of the current board volume in Mölndal can be transferred to other board mills within the Stora Enso Group.

Fine paper capacity in Mölndal is 85,000 tonnes per year and this will not be affected by the shutdown of the board machine.

For further information, please contact:

Lars Bengtsson, Executive Vice President, Stora Enso Fine Paper, tel. +46 31 67 08 00

Ragnar Törner, Senior Vice President, Stora Enso Packaging Boards, tel.+46 31 67 08 00

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. The Group holds a leading global position in these product areas. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10 billion, with some 40,000 employees in more than 40 countries.


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PAKENSO OY BECAME STORA ENSO PACKAGING OY

PAKENSO OY BECAME STORA ENSO PACKAGING OY

Pakenso Oy, part of the Stora Enso Group, has changed its name at the turn of the year. The new name – Stora Enso Packaging Oy – conforms to the Group's naming practice and describes the companys's line of business on the global market.

In addition to Stora Enso Packaging based in Finland, the new name will be used by the subsidiaries in Sweden, Poland, the Baltic countries and Russia. The Finnish subsidiaries, the sheet converting plant Oy Uni-Pak Ab based in Kristiinankaupunki and Formeca Oy, the plant producing packaging machines in Lahti, will carry on using their old names.

Stora Enso Packaging produces corrugated board boxes and their packaging systems.

Stora Enso Oyj, one of the world's leading forest products companies, is listed on the Helsinki and Stockholm stock exchanges. Stora Enso focuses on the production of magazine papers, newsprint, fine papers and packaging board. In these product areas, the Group holds a leading global position. Stora Enso also conducts extensive sawmilling operations. Stora Enso has annual sales of approximately EUR 10 billion, with some 40,000 employees in more than 40 countries.


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November 19, 2001


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FRANKLIN RESOURCES GROUP'S HOLDING OF STORA ENSO BELOW 5 PERCENT

Stora Enso Oyj has been informed that the holding of the funds managed by Franklin Resources Group has decreased below 5 percent of the paid up share capital and total votes of the company and such holding on 23 November, 1999 amounted to 4.9 percent of the paid up share capital and 1.9 percent of the total votes of the company.

The holdings by mutual funds of Franklin Resources, Inc. were on 23 November, 1999 as follows:

Series A No. of shares
Templeton Global Advisers, Ltd. 845,023
Templeton Investment Mgmt, Ltd. (UK) 3,958
Total 848,981

Series R No. of shares
Franklin Advisers, Inc. 1,004,404
Templeton Global Advisers, Ltd. 32,422,815
Templeton Investment Counsel, Inc 2,679,789
Templeton Investment Mgmt, Ltd. (UK) 17,738
Total 36,124,746

Holdings of voting rights by affiliated advisers of Franklin Resources, Inc. under account management agreement were as follows on 23 November, 1999:

Series A No. of shares
Templeton Global Advisers, Ltd. 37,040
Templeton Investment Counsel, Inc. 154,305
Total 191,345

Series R No. of shares
Templeton Global Advisers, Ltd. 268,800
Templeton Investment Counsel, Inc. 5,636,643
Templeton Investment Mgmt, Ltd. (UK) 25,850
Total 5,931,293


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STORA ENSO / PAPYRUS ACQUIRES NORWEGIAN PAPER MERCHANT

Papyrus, the paper merchant division of Stora Enso, has reached an agreement to acquire the total share capital of the leading Norwegian paper merchant Carl Emil A/S. With already established operations in Denmark and Sweden, the recent acquisition of Dahlberg Oy in Finland, and now the acquisition of Carl Emil A/S, Papyrus has effective operations in all four Nordic countries.

Papyrus' newest subsidiary, Carl Emil A/S has offices in Oslo, Bergen and Stavanger, annual sales of some EUR 50 million (NOK 400 million) and employs 100 people.

The fact that all the Papyrus operations in the Nordic region are a market leaders will improve Papyrus' potential to meet the future challenges of a rapidly changing market and of ever-increasing customer demands, especially in the field of e-commerce.

For further information, please contact

Mr. Sven Rosman, President, Papyrus, tel. +46 31 670 603
Mr. Trond Svensen, Managing Director, Carl Emil A/S, tel. +47 22 904 690


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